Form 20-F
period 2017-06-30
Recon Technology, Ltd
filed 2017-09-28
CIK 1442620

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report……………

For the transition period from                        to

Commission file number 001-34409

RECON TECHNOLOGY, LTD
(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

1902 Building C, King Long International Mansion
9 Fulin Road, Beijing 100107
People’s Republic of China
(Address of principal executive offices)

Jia Liu, Chief Financial Officer
Telephone: +86 (10) 8494 5799
liujia@recon.cn; Fax: +86 (10) 8494 5792
1902 Building C, King Long International Mansion
9 Fulin Road, Beijing 100107
People’s Republic of China

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, $0.0185 par value per share	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 9,902,914 Ordinary Shares (including non-vested 3,010,000 Ordinary Shares which were granted to the management in December 2016 and subject to cancellation)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes    ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes    ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, "accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17    ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes    ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes    ☐ No

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this annual report with respect to the Company’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. The Company cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, including but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the company with the Securities and Exchange Commission. Therefore investors should not place undue reliance on such forward-looking statements. Actual results may differ significantly from those set forth in the forward-looking statements.

All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

PART I

Item 1.                   Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2.                   Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3.                   Key Information

A. Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of operations data for the three years ended June 30, 2015, 2016 and 2017 and the consolidated balance sheet data as of June 30, 2016 and 2017 have been derived from our audited consolidated financial statements set forth in “Item 18 – Financial Statements”. The selected consolidated balance sheet data for the year ended June 30, 2015 have been derived from our audited consolidated balance sheet as of June 30, 2015, which is not included in this annual report. The selected consolidated statements of operations data for the years ended June 30, 2013 and 2014 and the selected consolidated balance sheet data as of ended June 30, 2013 and 2014 have been derived from our audited consolidated financial statements for the years ended June 30, 2013 and 2014, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with Generally Accepted Accounting Principles in the United States of America, or U.S. GAAP.

(All amounts in thousands of Renminbi, except Dividend per share in U.S. dollars and Shares outstanding)

Statement of operations data:

	For the years ended June 30,
	2017	2016	2015	2014	2013
	RMB¥	RMB¥	RMB¥	RMB¥	RMB¥

Revenues	60,054,462	42,728,277	51,512,900	93,447,108	76,585,729
Income (loss) from operations	(30,611,484)	(39,911,129)	(35,516,233)	2,830,238	(564,747)
Income (loss) from continuing operations	(30,611,484)	(39,911,129)	(35,516,233)	2,830,238	(564,747)
Net income (loss)	(31,445,147)	(40,882,577)	(31,456,388)	807,188	39,698

Earnings (loss) per share
-Basic	(4.90)	(7.23)	(6.45)	0.19	0.01
-Diluted	(4.90)	(7.23)	(6.45)	0.18	0.01

Weighted average number of common shares used in computation
-Basic	6,417,305	5,653,149	4,876,504	4,303,955	3,951,811
-Diluted	6,417,305	5,653,149	4,876,504	4,368,162	3,951,811

Balance sheet data:

	2017	2016	2015	2014	2013
	RMB¥	RMB¥	RMB¥	RMB¥	RMB¥

Current assets	68,387,075	74,322,220	124,512,236	133,399,423	128,710,360
Total assets	71,155,045	79,450,314	134,348,887	154,530,382	135,472,336
Current liabilities	29,445,757	29,850,518	52,080,043	50,325,873	46,744,926
Total liabilities	29,445,757	29,850,518	52,080,043	50,325,873	46,744,926
Total stockholders’ equity (net assets)	33,244,445	41,376,299	74,045,347	95,979,030	81,526,419
Shares outstanding	9,902,914	5,804,005	5,427,946	4,717,336	3,951,811

Exchange Rate Information

The Company’s functional currency is the Chinese Yuan (“RMB”) and the accompanying consolidated financial statements have been expressed in Chinese Yuan. The consolidated financial statements as of and for the year ended June 30, 2017 have been translated into United States dollars (“U.S. dollars”) solely for the convenience of the readers. The translation has been made at the rate of ¥6.7774 = US$1.00, the approximate exchange rate prevailing on June 30, 2017. These translated U.S. dollar amounts should not be construed as representing Chinese Yuan amounts or that the Chinese Yuan amounts have been or could be converted into U.S. dollars.

We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. We do not currently engage in currency hedging transactions.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated (www.oanda.com).

	Midpoint of Buy and Sell Prices for U.S. Dollar per RMB
Period	Period-End	Average	High	Low
2013	6.1090	6.1938	6.3087	6.1084
2014	6.1484	6.1458	6.2080	6.0881
2015	6.4917	6.2288	6.4917	6.0933
2016	6.9448	6.6441	7.0672	6.4494
2017 (through September 25, 2017)
April	6.8969	6.8890	6.9094	6.8457
May	6.8284	6.8852	6.9063	6.8284
June	6.7774	6.8090	6.8382	6.7774
July	6.7252	6.7722	6.8054	6.7252
August	6.5944	6.6726	6.7320	6.5918
September (through September 25, 2017)	6.5970	6.5471	6.5970	6.4686

As of September 25, 2017, the exchange rate is RMB 6.5970 to $1.00.

B. Capitalization and Indebtedness

Not applicable by 20-F as an annual report.

C. Reasons for the Offer and Use of Proceeds

Not applicable by 20-F as an annual report.

D. Risk Factors

Investing in our ordinary shares involves a high degree of risk. Before deciding whether to invest in our ordinary shares, you should consider carefully the risks and uncertainties described below. There may be other unknown or unpredictable economic, business, competitive, regulatory or other factors that could have material adverse effects on our future results. If any of these risks actually occurs, our business, business prospects, financial condition or results of operations could be seriously harmed. This could cause the trading price of our ordinary shares to decline, resulting in a loss of all or part of your investment. Please also read carefully the section below entitled “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Business

We operate in a very competitive industry and may not be able to maintain our revenues and profitability.

Since the 1990s, several international companies engaged in supplying integrated automation services for the petroleum extraction industry have been qualified in China. These competitors have significantly greater financial and marketing resources and name recognition than we have. In addition, at least five domestic private competitors also compete with us, and more competitors may enter the market as Chinese petroleum companies seek to reduce oil production costs and improve efficiencies. There can be no assurance that we will be able to compete effectively in our industry.

In addition, our competitors may introduce new systems. If these new systems are more attractive to customers than the systems we currently use or may develop, our customers may switch to our competitors’ services, and we may lose market share. We believe that competition may become more intense as more integrated automation service providers, including Chinese/foreign joint ventures, are qualified to conduct business. We cannot assure you that we will be able to compete successfully against any new or existing competitors, or against any new systems our competitors may implement. Any of these competitive factors could have a material adverse effect on our revenues and profitability.

We must continually research and develop new technologies and products to remain competitive.

Because our industry is so competitive, we will need to continually research, develop and refine new technologies and offer new products to compete effectively. Many factors may limit our ability to develop and refine new products, including the availability of funds to dedicate to this portion of our business and access to new products and technologies that we can incorporate into our products, as well as marketplace resistance to new products and technologies. We believe that the Domestic Companies (defined in the following paragraph) and our products are able to compete in the marketplace based upon, among other things, our intellectual property. We cannot assure investors that applications of our and the Domestic Companies’ technologies or those of third parties, if developed, will not be rendered superfluous or obsolete by research efforts and technological advances by others in these fields.

We control by contract the PRC companies of Beijing BHD Petroleum Technology Co., Ltd. (“BHD”) and Nanjing Recon Technology Co., Ltd. (“Nanjing Recon”), collectively, the Domestic Companies. As new technologies are developed, the Domestic Companies and we may need to adapt and change our products and services, our method of marketing or delivery or alter our current business in ways that may adversely affect revenue and our ability to achieve our proposed business goals. Accordingly, there is a risk that the Domestic Companies’ and our technology will not support a viable commercial enterprise.

Our financial performance is dependent upon the sale and implementation of petroleum mining and extraction software and hardware and related services, a single, concentrated group of products.

We derive substantially all of our revenues from the license and implementation of software applications and hardware innovations for the Chinese petroleum industry. The life cycle of our products and services is difficult to estimate due in large measure to the potential effect of new software and hardware applications and enhancements, including those we introduce, and the maturation in both the Chinese petroleum and software/hardware industries. If we are unable to continually improve our software and hardware to address the changing needs of the Chinese petroleum industry, we may experience a significant decline in the demand for the Domestic Companies’ and our products and services. In such a scenario, our revenues may significantly decline.

As a technology-oriented business, our ability to operate profitably is directly related to our ability to develop and protect our proprietary technology.

We rely on a combination of trademark, trade secret, nondisclosure, copyright and patent law to protect the Domestic Companies’ and our software and hardware, which may afford only limited protection.

Although the Chinese government has issued Nanjing Recon over ten copyrights on software and Nanjing Recon and BHD over forty patents on products, we cannot guarantee that competitors will be unable to develop technologies that are similar or superior to the Domestic Companies’ and our technology. Despite our efforts to protect the Domestic Companies’ and our proprietary rights, unauthorized parties, including customers, may attempt to reverse engineer or copy aspects of the Domestic Companies’ and our products or to obtain and use information that the Domestic Companies and we regard as proprietary. Furthermore, our competitors may independently develop substantially equivalent or superior proprietary information and techniques, reverse engineer information and techniques, or otherwise gain access to our proprietary technology. In the future, we cannot guarantee that others will not use the Domestic Companies’ and our technology without proper authorization. In addition, under the Chinese intellectual property law, the 50-year protection period for software copyright and 10-year patent protection period are not subject to renewal upon expiration.

The Domestic Companies and we develop our software products on third-party middleware software programs that are licensed by our customers from third parties, generally on a non-exclusive basis. The termination of any such licenses, or the failure of the third-party licensors to adequately maintain or update their products, could result in delay in our ability to develop, market or ship certain of our products while we seek to implement technology offered by alternative sources. While it may be necessary or desirable in the future to obtain other licenses, there can be no assurance that they will be able to do so on commercially reasonable terms or at all.

In addition, the Domestic Companies and we may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity, scope or enforceability of our proprietary rights. Any such claims could be time consuming, result in costly litigation, cause product development or shipment delays or force the Domestic Companies or us to enter into royalty or license agreements rather than dispute the merits of such claims, thereby impairing our financial performance by requiring the Domestic Companies or us to pay additional royalties and/or license fees to third parties. There is always a risk that patents, if issued, may be subsequently invalidated, either in whole or in part and this could diminish or extinguish protection for any technology we may license. In addition, the laws of China may not protect proprietary rights to the same extent as U.S. law. Therefore, we may be unable to meaningfully protect our rights in trade secrets, technical know-how and other non-patented technology. Any failure to enforce or protect the Domestic Companies’ and our rights could cause us to lose the ability to exclude others from issuing technology to develop or sell competing products.

We may not be able to adequately protect our intellectual property, which could cause us to be less competitive and negatively impact our business.

We rely on trademark, patent and trade secret law, as well as confidentiality agreements with certain of our employees to protect our proprietary rights. The product patents owned by the Company are employee service patents invented by the Company’s key employees. We generally require the Domestic Companies’ and our employees, consultants, advisors and collaborators to execute appropriate confidentiality agreements with, as applicable, the respective Domestic Companies and the Company. These agreements typically provide that all material and confidential information developed or made known to the individual during the course of the individual’s relationship with the Company is owned by the Company and will be kept confidential and not disclosed to third parties except in specific circumstances. These agreements may be breached, and in some instances, we may not have an appropriate remedy available for breach of the agreements.

We may be accused of infringing the intellectual property rights of others.

In the future, the Domestic Companies and we may receive notices claiming that we are infringing the proprietary rights of third parties. We cannot guarantee that the Domestic Companies and we will not become the subject of infringement claims or legal proceedings by third parties with respect to the Domestic Companies’ and our current programs or future software developments. Our standard software license agreements contain an infringement indemnity clause under which we agree to indemnify and hold harmless our customers and business partners against liability and damages arising from claims of various copyright or other intellectual property infringement by our products. Neither the Domestic Companies nor we have been the subject of an intellectual property claim since our formation.

Our software products may contain integration challenges, design defects or software errors that could be difficult to detect and correct.

Despite extensive testing, we may, from time to time, discover defects or errors in the Domestic Companies’ and our software only after use by a customer. We may also experience delays in shipment of our software during the period required to correct such errors. In addition, we may, from time to time, experience difficulties relating to the integration of the Domestic Companies’ and our software products with other hardware or software in the customer’s environment that are unrelated to defects in such software products. Such defects, errors or difficulties may cause future delays in product introductions and shipments, result in increased costs and diversion of development resources, require design modifications or impair customer satisfaction with the Domestic Companies’ and our software. Since these software products are used by our customers to perform mission-critical functions related to petroleum mining and extraction, design defects, software errors, misuse of these products, incorrect data from external sources or other potential problems within or out of our control that may arise from the use of the Domestic Companies’ and our products could result in financial or other damages to our customers. We do not maintain product liability insurance. Although our license agreements with customers contain provisions designed to limit our exposure to potential claims as well as any liabilities arising from such claims, such provisions may not effectively protect us against such claims and the liability and costs associated therewith. To the extent we are found liable in a product liability case, we could be required to pay substantial amount of damages to an injured customer, thereby impairing our financial condition.

We are dependent on the state of the PRC’s economy as the majority of our business is conducted in the PRC.

Currently, the majority of our business operations are conducted in the PRC, and most of our customers are also located in the PRC. Accordingly, any significant slowdown in the PRC economy may cause our customers to reduce expenditures or delay the building of new facilities or projects. This may in turn lead to a decline in the demand for our products and services. That would have a material adverse effect on our business, financial condition and results of operations.

Our future success depends on our ability to help our customers find, develop and acquire petroleum reserves.

To remain competitive in our industry, our products must help our customers locate and develop or acquire new crude oil reserves to replace those depleted by production. Without successful exploration or acquisition activities, our customers’ reserves, production and revenues will decline rapidly. If the Domestic Companies’ and our technology is less well accepted for helping our customers locate additional reserves than our competitors’ technology, our customers may terminate their relationships with us, which could have a material adverse effect on our financial condition and future growth prospects.

Our customers are companies engaged in the petroleum industry, and, consequently, our financial performance is dependent upon the economic conditions of that industry.

We have derived most of our revenues to date from providing integrated automation services to Chinese petroleum companies at oil fields within China. Our customers’ success is intrinsically linked to economic conditions both in China and in the petroleum industry in general and the volatility of prices of crude oil and refined products in particular. The petroleum industry, in turn, is subject to intense competitive pressures and is affected by overall economic conditions. Demand for our services could be harmed by volatility in the petroleum industry. There can be no assurance that we will be able to continue our historical revenue growth or sustain our profitability on a quarterly or annual basis or that our results of operations will not be adversely affected by continuing or future volatility in the petroleum industry.

Our revenues are highly dependent on a very limited number of customers, which subjects our business to high seasonality. Our contracts with such customers may be terminated at any time, materially and adversely affecting our business.

We derive the majority of our revenues from two customers, (i) China National Petroleum Corporation (“CNPC”) and (ii) China Petroleum and Chemical Corporation (“Sinopec”).

We provide products and services to Sinopec under a series of agreements, each of which is terminable without notice. We first began to provide services to Sinopec in 1998. Sinopec accounted for approximately 3.75%, 8.85% and 6.82% of our revenues for the fiscal years ended June 30, 2017, 2016 and 2015, respectively, and any termination of our business relationships with Sinopec would materially harm our operations.

We provide products and services to CNPC under a series of agreements, each of which is terminable without notice. We first began to provide services to CNPC in 2000. CNPC accounted for approximately 71.89%, 75.36% and 43.09% of our revenues in the fiscal years ended June 30, 2017, 2016 and 2015, respectively, and any termination of our business relationships with CNPC would materially harm our operations.

Because we derive such a high percentage of our revenues from CNPC and Sinopec, our revenue has been subject to high seasonality. We recognize revenue when it is realized and earned. We consider revenue realized or realizable and earned when (1) we have persuasive evidence of an arrangement, (2) delivery has occurred, (3) the sales price is fixed or determinable, and (4) collectability is reasonably assured. Because these matters depend on reaching agreements with each of CNPC and Sinopec, revenue recognition occurs, to a large extent, on their schedule. Accordingly, revenue recognized in the first quarter is usually the smallest in proportion to that for the whole year, due to our clients’ budgeting and planning schedules. If Sinopec or CNPC were to change its budgeting or planning schedule our high and low quarters could also shift. This seasonality limits our ability to make accurate long-term predictions about our performance and makes it difficult to compare our revenues across quarters.

Changes in environmental and regulatory factors may harm our business.

The oil drilling industry in China to date has not been subject to the type and scope of regulation seen in Europe and the United States. However, the Chinese government may implement new legislation or regulations or may enforce existing laws more stringently. Either of these scenarios may have a significant impact on our customers’ mining and extraction operations and may require us or our customers to significantly change operations or to incur substantial costs. We believe that the Domestic Companies’ and our operations in China are in compliance with China’s applicable legal and regulatory requirements. However, there can be no assurance that China’s central or local governments will not impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures.

Petroleum reserve degradation and depletion may reduce our customers’ and our profitability.

Our profitability depends substantially on our ability to help our customers exploit their oil reserves at competitive costs. Replacement reserves may not be available to our customers when required or, if available, may not be drilled at costs comparable to those characteristics of the depleting oil field. The Domestic Companies’ and our technology may not enable our customers to accurately assess the geological characteristics of any new reserves, which may adversely affect their decision to use the Domestic Companies’ and our products in the future.

We are heavily dependent upon the services of experienced personnel who possess skills that are valuable in our industry, and we may have to actively compete for their services.

Our company is much smaller than our main foreign competitors, including Schlumberger Limited, Honeywell International, Emerson Process Management and Rockwell Automation, and we compete in large part on the basis of the quality of services we are able to provide our clients. As a result, we are heavily dependent upon our ability to attract, retain and motivate skilled personnel to serve our clients. Many of our personnel possess skills that would be valuable to all companies engaged in the integrated automation services industry. Consequently, we expect that we will have to actively compete for these employees. Some of our competitors may be able to pay our employees more than we are able to pay to retain them. Our ability to profitably operate is substantially dependent upon our ability to locate, hire, train and retain our personnel. There can be no assurance that we will be able to retain our current personnel, or that we will be able to attract or assimilate other personnel in the future. If we are unable to effectively obtain and maintain skilled personnel, the development and quality of our technological products and the effectiveness of installation and training could be materially impaired.

We are substantially dependent upon our key personnel, particularly Yin Shenping, our Chief Executive Officer, Mr. Chen Guangqiang, our Chief Technology Officer and Ms. Liu Jia, our Chief Financial Officer.

Our performance is substantially dependent on the performance of our executive officers and key employees. In particular, we rely on the services of:

•	Mr. Yin Shenping, Chief Executive Officer;

•	Mr. Chen Guangqiang, Chief Technology Officer; and
•	Ms. Liu Jia, Chief Financial Officer.

Each of these individuals would be difficult to replace. We do not have in place “key person” life insurance policies on any of our employees. The loss of the services of any of our executive officers or other key employees could substantially impair our ability to successfully development new systems and develop new programs and enhancements. In addition, we would need to spend considerable time and other resources to seek suitable replacements, which might detract from our efforts to develop our business.

Our business is capital intensive and our growth strategy may require additional capital, which may not be available on favorable terms or at all.

We may require additional cash resources due to changed business conditions, implementation of our growth strategy or potential investments or acquisitions we may pursue. To meet our capital needs, we may sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities or other securities convertible into such equity securities could result in dilution of your holdings. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

We do not intend to pay dividends in the foreseeable future and there are certain restrictions on the payment of dividend under PRC laws.

We have not previously paid any cash dividends, and we do not anticipate paying any dividends on our ordinary shares. As we intend to remain in a growth mode, we intend to reinvest any profits in the foreseeable future to grow the business. We cannot assure you that our operations will continue to result in sufficient revenues to enable us to operate at profitable levels or to generate positive cash flows. Furthermore, there is no assurance our Board of Directors will declare dividends even if we are profitable. Dividend policy is subject to the discretion of our Board of Directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. If we determine to pay dividends on any of our ordinary shares in the future, we will be dependent, in large part, on receipt of funds from the Domestic Companies.

We are a holding company with no operations of our own and substantially all of our operations are conducted through Nanjing Recon and BHD, hereafter referred to as our Domestic Companies, which are established as variable interest entities (“VIEs”) under the laws of the People’s Republic of China (“PRC”). Our ability to pay dividends is dependent upon dividends and other distributions from the Domestic Companies. Chinese legal restrictions permit payment of dividends to us by our Domestic Companies only out of their respective accumulated net profits, if any, determined in accordance with Chinese accounting standards and regulations. Under Chinese law, our Domestic Companies are required to set aside a portion (at least 10%) of their after-tax net income (after discharging all cumulated loss), if any, each year for compulsory statutory reserve until the amount of the reserve reaches 50% of our Domestic Companies’ registered capital. These funds may be distributed to shareholders at the time of each Domestic Company’s wind up. Payments of dividends by Domestic Companies to us are also subject to restrictions including primarily the restriction that foreign invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents. There are no such similar foreign exchange restrictions in the Cayman Islands.

Our certificates, permits, and license are subject to governmental control and renewal, and the failure to obtain renewal would cause all or part of our operations to be suspended and may have a material adverse effect on our financial condition.

We are subject to various PRC laws and regulations pertaining to automation services for the petroleum extraction industry. We have obtained certain certificates, permits, and licenses required for the operation of an automation services provider for the petroleum extraction industry and the manufacturing and distribution of software and hardware products in the PRC.

During the application or renewal process for our licenses and permits, we will be evaluated and re-evaluated by the appropriate governmental authorities and must comply with the prevailing standards and regulations, which may change from time to time. In the event that we are not able to obtain or renew the certificates, permits and licenses, all or part of our operations may be suspended by the government, which would have a material adverse effect on our business and financial condition. Furthermore, if escalating compliance costs associated with governmental standards and regulations restrict or prohibit any part of our operations, it may adversely affect our results of operations and profitability.

Risks Related to Our Corporate Structure

PRC laws and regulations governing our businesses and the validity of certain of our contractual arrangements are uncertain. In addition, changes in such PRC laws and regulations may materially and adversely affect our business.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, and the enforcement and performance of our contractual arrangements with the Domestic Companies and their shareholders.

Recon Technology, Ltd (the “Company”), Recon Technology Co., Limited (“Recon HK”), Jining Recon Technology Ltd. (“Recon JN”), Recon Investment Ltd. (“Recon IN”) and Recon Hengda Technology (Beijing) Co., Ltd. (“Recon BJ”) are considered foreign persons or foreign invested enterprises under PRC law. As a result, the Company, Recon-HK, Recon-JN, Recon-IN and Recon-BJ are subject to PRC law limitations on foreign ownership of domestic companies. Although the primary business of the Domestic Companies falls within a category in which foreign investment is currently encouraged, the uncertainty of PRC regulations and governmental policies affecting foreign ownership may result in the Company being required to hold (or, conversely, being prohibited from holding), directly or indirectly, a given percentage of the Domestic Companies’ equity interests. Our contractual arrangements with the Domestic Companies and their shareholders, which allow us to substantially control the Domestic Companies through Recon-JN, are governed by Chinese law. We cannot assure you, however, that we will be able to enforce these contracts. If we are unable to enforce these contracts, we could be required to deconsolidate such Domestic Company from our financial results.

In addition, Chinese laws and regulations limiting foreign ownership of domestic companies are relatively new and may be subject to change, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness of newly enacted laws, regulations or amendments may be delayed, resulting in detrimental reliance by foreign investors. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively.

The PRC government has broad discretion in dealing with violations of laws and regulations, including levying fines, revoking business and other licenses and requiring actions necessary for compliance. In particular, licenses and permits issued or granted to us by relevant governmental bodies may be revoked at a later time by higher regulatory bodies. We cannot predict the effect of the interpretation of existing or new PRC laws or regulations on our businesses. We cannot assure you that our current ownership and operating structure would not be found in violation of any current or future PRC laws or regulations. As a result, we may be subject to sanctions, including fines, and could be required to restructure our operations or cease to provide certain services. Any of these or similar actions could significantly disrupt our business operations or restrict us from conducting a substantial portion of our business operations, which could materially and adversely affect our business, financial condition and results of operations and future growth prospects.

Although we believe we comply and will continue to comply with current PRC regulations, we cannot assure you that the PRC government would agree that these operating arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. If the PRC government determines that we do not comply with applicable law, it could revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, require us to restructure our operations, impose additional conditions or requirements with which we may not be able to comply, impose restrictions on our business operations or on our customers, or take other regulatory or enforcement actions against us that could be harmful to our business.

The PRC government may determine that the agreements we use to control the Domestic Companies are not in compliance with applicable PRC laws, rules and regulations and are therefore unenforceable.

In the PRC, foreign invested enterprises are forbidden or restricted to engage in certain specified businesses or industries which are sensitive to the economy. The Chinese government periodically revises its list of encouraged, permitted, restricted, and forbidden industries. As we intend to centralize our management and operation in the PRC without being restricted to conduct certain business activities which are important for our current or future business but are restricted or might be restricted in the future, we believe the agreements between Recon-JN and the Domestic Companies will be essential for our business operation. In order for Recon-JN to manage and operate our business through the Domestic Companies in the PRC, these agreements were entered into under which almost all the business activities of the Domestic Companies are managed and operated by Recon-JN and almost all economic benefits and risks arising from the business of the Domestic Companies are transferred to Recon-JN.

Risks are associated with our operations under the agreements with the Domestic Companies. If the PRC government determines that these agreements used to control the Domestic Companies are unenforceable as they circumvent the PRC restrictions relating to foreign investment restrictions, the relevant regulatory authorities would have broad discretion in dealing with such breach, including:

•	imposing economic penalties;
•	discontinuing or restricting our operations;
•	imposing conditions or requirements in respect of the agreements with the Domestic Companies with which we may not be able to comply;
•	requiring us to restructure the relevant ownership structure or operations;
•	taking other regulatory or enforcement actions that could adversely affect our business; and
•	revoking the business license and/or the licenses or certificates of Recon-JN, and/or voiding the agreements.

Any of these actions could have a material adverse impact on our business, future operating prospects, financial condition and results of operations.

Our contractual arrangements with the Domestic Companies and their respective shareholders may not be as effective in providing control over these entities as direct ownership.

We have no equity ownership interest in the Domestic Companies and rely on contractual arrangements to control and operate such businesses. These contractual arrangements may not be as effective in providing control over the Domestic Companies as direct ownership. For example, BHD could fail to take actions required for our business or fail to pay dividends to Recon-JN despite its contractual obligation to do so. If the Domestic Companies fail to perform under their agreements with us, we may have to rely on legal remedies under PRC law, which may not be effective. In addition, we cannot assure you that any of the Domestic Companies’ shareholders would always act in our best interests.

Regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and could adversely affect our business.

In July 2014, SAFE promulgated the Circular on Issues Concerning Foreign Exchange Administration Over the Overseas Investment and Financing and Roundtrip Investment by Domestic Residents Via Special Purpose Vehicles, or Circular 37, which replaced Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or Circular 75. Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, referred to in Circular 37 as a “special purpose vehicle” for the purpose of holding domestic or offshore assets or interests. Circular 37 further requires amendment to a PRC resident’s registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease in the capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. Under these regulations, PRC residents’ failure to comply with specified registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on capital inflows from the offshore entity to the PRC entity, including restrictions on its ability to contribute additional capital to its PRC subsidiaries. Further, failure to comply with the SAFE registration requirements could result in penalties under PRC law for evasion of foreign exchange regulations.

As Circular 37 is newly-issued, it is unclear how these regulations will be interpreted and implemented. In addition, different local SAFE branches may have different views and procedures as to the interpretation and implementation of the SAFE regulations, and it may be difficult for our ultimate shareholders or beneficial owners who are PRC residents to provide sufficient supporting documents required by the SAFE or to complete the required registration with the SAFE in a timely manner, or at all. Any failure by any of our shareholders who is a PRC resident, or is controlled by a PRC resident, to comply with relevant requirements under these regulations could subject us to fines or sanctions imposed by the PRC government, including restrictions on Recon-JN’s ability to pay dividends or make distributions to us and on our ability to increase our investment in the Recon-JN.

Under Circular 37, if a non-listed special purpose vehicle uses its own equity or share option to grant equity incentive awards to directors, supervisors, members of senior management or employees directly employed by a domestic enterprise that is directly or indirectly controlled by such special purpose vehicle, or with which such employee has established an employment relationship, any of such directors, supervisors, members of senior management or employees who is a PRC resident should, prior to exercising their rights, file an application with the SAFE for foreign exchange registration with respect to such special purpose vehicle. However, in practice, different local SAFE branches may have different views and procedures as to the interpretation and implementation of the SAFE regulations and, since Circular 37 was the first regulation to regulate the foreign exchange registration of a non-listed special purpose vehicle’s equity incentive granted to PRC residents, there remains uncertainty with respect to its implementation.

Our contractual arrangements with the Domestic Companies may result in adverse tax consequences to us.

As a result of our corporate structure and contractual arrangements between Recon-JN and the Domestic Companies, we are effectively subject to several PRC taxes on both revenues generated by Recon-JN’s operations in China and revenues derived from Recon-JN’s contractual arrangements with the Domestic Companies. Moreover, we would be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between Recon-JN and the Domestic Companies were not on an arm’s length basis and therefore constitute a favorable transfer pricing. As a result, the PRC tax authorities could request that we adjust our taxable income upward for PRC tax purposes. If the PRC tax authorities took such action, such authorities would be able to establish in its sole discretion the amount of tax payable by Recon-JN, so we cannot predict the effect of such action on our company other than the likely effect that our profits would decrease. Such a pricing adjustment could adversely affect us by:

•	increasing our tax expenses, which could subject Recon-JN to late payment fees and other penalties for under-payment of taxes; and/or

•	resulting in Recon-JN’s loss of preferential tax treatment.

The principal shareholders of the Domestic Companies have potential conflicts of interest with us, which may adversely affect our business.

Yin Shenping, our Chief Executive Officer, and Chen Guangqiang, our Chief Technology Officer, are significant shareholders in our company. They are also the principal shareholders of each of the Domestic Companies and collectively control the Domestic Companies. Conflicts of interests between their duties to our company and the respective Domestic Companies may arise. For example, Mr. Yin and Mr. Chen could cause a Domestic Company to fail to take actions that are in the best interests of our Company or to fail to pay dividends to Recon-JN despite its contractual obligation to do so if making such payment would harm the Domestic Company.

As Mr. Yin and Mr. Chen are also directors and executive officers of our company, they have duties of loyalty and care to us under Cayman Islands law when there are any potential conflicts of interests between our company and the Domestic Companies. Each of Mr. Yin and Mr. Chen has executed an irrevocable power of attorney to appoint the individual designated by us to be his attorney-in-fact to vote on his behalf on all matters related to the Domestic Companies requiring shareholder approval. We cannot assure you, however, that if conflicts of interest arise, they will act completely in our interests or that conflicts of interests will be resolved in our favor. In addition, Mr. Yin and Mr. Chen could violate their respective employment agreements with us or their legal duties by diverting business opportunities from us to others. If we cannot resolve any conflicts of interest between us and Mr. Yin and Mr. Chen, as applicable, we would have to rely on legal proceedings, which could result in the disruption of our business.

Any deterioration of the relationship between Recon-JN and the Domestic Companies could materially and adversely affect the overall business operation of our company.

Our relationship with our Domestic Companies is governed by their agreements with Recon-JN, which are intended to provide us, through our indirect ownership of Recon-JN, with effective control over the business operations of our Domestic Companies. However, these agreements may not be effective in providing control over the applications for and maintenance of the licenses required for our business operations. Our Domestic Companies could violate these agreements, go bankrupt, suffer from difficulties in its business or otherwise become unable to perform its obligations under these agreements and, as a result, our operations, reputation, business and stock price could be severely harmed.

If Recon-JN exercises its purchase option of the Domestic Companies’ equity pursuant to the Exclusive Equity Interest Purchase Agreement, payment of the purchase price could materially and adversely affect our financial position.

Under the Exclusive Equity Interest Purchase Agreement, Recon-JN holds an option to purchase all or a portion of the equity of the Domestic Companies at a price, based on the capital paid in by the Domestic Company shareholders. If applicable PRC laws and regulations require an appraisal of the equity interest or provide other restriction on the purchase price, the purchase price shall be the lowest price permitted under the applicable PRC laws and regulations. As the Domestic Companies are already contractually controlled affiliates to our company, Recon-JN’s purchase of the Domestic Companies’ equity would not bring immediate benefits to our company and the exercise of the option and payment of the purchase prices could adversely affect our financial position and available working capital.

Our classified board structure may prevent a change in our control.

Our board of directors is divided into three classes of directors. The current terms of the directors expire in 2017, 2018 and 2019. Directors of each class are chosen for three-year terms upon the expiration of their current terms, and each year one class of directors is elected by the shareholders. The staggered terms of our directors may reduce the possibility of a tender offer or an attempt at a change in control, even though a tender offer or change in control might be in the best interest of our shareholders.

Shareholder rights under Cayman Islands law may differ materially from shareholder rights in the United States, which could adversely affect the ability of us and our shareholders to protect our and their interests.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, by the Companies Law (2013 Revision) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders, and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority but are not binding on a court in the Cayman Islands. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate laws. Moreover, our company could be involved in a corporate combination in which dissenting shareholders would have no rights comparable to appraisal rights which would otherwise ordinarily be available to dissenting shareholders of United States corporations. However, Cayman Islands statutory law does provide a mechanism for a dissenting shareholder in a merger or consolidation to apply to the Grand Court for a determination of the fair value of the dissenter’s shares if it is not possible for the dissenter and the Company to agree a fair price within the time limits prescribed. Also, our Cayman Islands counsel is not aware of a significant number of reported derivative actions having been brought in Cayman Islands courts. Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings which are similar. Such actions are ordinarily available in respect of United States corporations in U.S. courts. Finally, Cayman Islands companies may not have standing to initiate shareholder derivative action before the federal courts of the United States. As a result, our public shareholders may face different considerations in protecting their interests in actions against the management, directors or our controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States, and our ability to protect our interests may be limited if we are harmed in a manner that would otherwise enable us to sue in a United States federal court.

As we are a Cayman Islands company and most of our assets are outside the United States, it will be extremely difficult to acquire jurisdiction and enforce liabilities against us and our officers, directors and assets based in China.

We are a Cayman Islands exempt company, and our corporate affairs are governed by our Memorandum and Articles of Association and by the Cayman Islands Companies Law (2013 Revision) and other applicable Cayman Islands laws. Certain of our directors and officers reside outside of the United States. In addition, the Company’s assets will be located outside the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon our directors or officers and our subsidiaries, or enforce against any of them court judgments obtained in United States’ courts, including judgments relating to United States federal securities laws. In addition, there is uncertainty as to whether the courts of the Cayman Islands and of other offshore jurisdictions would recognize or enforce judgments of United States’ courts obtained against us predicated upon the civil liability provisions of the securities laws of the United States or any state thereof on the grounds that such provisions are penal in nature, or be competent to hear original actions brought in the Cayman Islands or other offshore jurisdictions predicated upon the securities laws of the United States or any state thereof. Our Cayman Islands’ counsel has advised us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign judgment of a court of competent jurisdiction if such judgment is final, for a liquidated sum, provided it is not in respect of taxes or a fine or penalty, is not inconsistent with a Cayman Islands’ judgment in respect of the same matters, and was not obtained in a manner which is contrary to the public policy of the Cayman Islands. A Cayman Islands court may stay proceedings if concurrent proceedings are being brought elsewhere. Furthermore, because the majority of our assets are located in China, it would also be extremely difficult to access those assets to satisfy an award entered against us in United States court.

Risks Related to Doing Business in China

Adverse changes in China’s political, economic or social conditions or government policies could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially adversely affect our competitive position.

We conduct substantially all of our operations and generate most of our revenues in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The PRC economy differs from the economies of most developed countries in many respects, including:

•	the higher level of government involvement;
•	the early stage of development of the market-oriented sector of the economy;
•	the relatively rapid growth rate;
•	the higher level of control over foreign exchange; and
•	the allocation policies of resources.

While the PRC economy has grown significantly since the late 1970s, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on our business. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The PRC economy has been transitioning from a planned economy to a more market-oriented economy. The PRC government continues to exercise significant control over economic growth in China through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and imposing policies that impact particular industries or companies in different ways.

Uncertainties with respect to the PRC legal system could limit the legal protections available to you and us.

We conduct substantially all of our business through our operating subsidiary in the PRC, Recon-JN, which is a wholly foreign owned enterprise in China. The Company also wholly owns Recon-BJ, which was incorporated under the laws of the PRC, through Recon-IN. Recon-JN and Recon-BJ are generally subject to laws and regulations applicable to foreign invested enterprises in China and intellectual property protections. The PRC legal system is based on written statutes, and prior court decisions may be cited for reference but have limited precedential value. Since the late 1970s, a series of new PRC laws and regulations have significantly enhanced the protections afforded to intellectual property rights and various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to you and us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

We do not have business interruption, litigation or natural disaster insurance.

The insurance industry in China is still at an early stage of development. In particular PRC insurance companies offer limited business products. As a result, we do not have any business liability or disruption insurance coverage for our operations in China. Any business interruption, litigation or natural disaster may result in our business incurring substantial costs and the diversion of resources.

We may be subject to foreign exchange controls in the PRC.

Our PRC subsidiary and affiliates are subject to PRC rules and regulations on currency conversion. In the PRC, the State Administration for Foreign Exchange (“SAFE”) regulates the conversion of the RMB into foreign currencies. Currently, foreign investment enterprises (“FIEs”) are required to apply to SAFE for “Foreign Exchange Registration Certificate for FIEs.” Recon-JN and Recon-BJ are FIEs. With such registration certifications (which need to be renewed annually), FIEs are allowed to open foreign currency accounts including the “recurrent account” and the “capital account.” Currently, conversion within the scope of the “recurrent account” can be effected without requiring the approval of SAFE. However, conversion of currency in the “capital account” (e.g. for capital items such as direct investments, loans, securities, etc.) still requires the approval of SAFE. Accordingly, compliance with SAFE requirements may limit how we are able to use our funds, in ways that we would not be limited if we operated in countries other than China.

Fluctuations in exchange rates could adversely affect the value of our securities.

Changes in the value of the RMB against the U.S. dollar and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. Any significant revaluation of the RMB may have a material adverse effect on the value of, and any dividends payable on our shares in U.S. dollar terms. For example, if we decide to convert our RMB into U.S. dollars for the purpose of paying dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

Since July 2005, the RMB is no longer pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. We do not plan to enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

Recent PRC regulations relating to the establishment of offshore special purpose vehicles by PRC residents, if applied to us, may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or to inject capital into Recon-JN, Recon-HK, Recon-IN and Recon-BJ, limit Recon-JN’s, Recon-HK’s, Recon-IN’s and Recon-BJ’s ability to distribute profits to us or otherwise materially adversely affect us.

On October 21, 2005, SAFE issued a public notice, the Notice on Relevant Issues in the Foreign Exchange Control over Financing and Return Investment Through Special Purpose Companies by Residents Inside China, or the SAFE notice, which requires PRC residents, including both legal persons and natural persons, to register with the competent local SAFE branch before establishing or controlling any company outside of China, referred to as an “offshore special purpose company,” for the purpose of overseas equity financing involving onshore assets or equity interests held by them. In addition, any PRC resident that is the shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China. Moreover, if the offshore special purpose company was established and owned the onshore assets or equity interests before November 1, 2005, a retroactive SAFE registration is required to have been completed before March 31, 2006. If any PRC shareholder of any offshore special purpose company fails to make the required SAFE registration and amendment, the PRC subsidiaries of that offshore special purpose company (Recon-JN, Recon-HK, Recon-IN and Recon-BJ for our company) may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the offshore special purpose company. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

Due to lack of official interpretation, some of the terms and provisions in the SAFE notice remain unclear and implementation by central SAFE and local SAFE branches of the SAFE notice has been inconsistent since its adoption. Because of uncertainty over how the SAFE notice will be interpreted and implemented, we cannot predict how it will affect our business operations or future strategies. For example, Recon-JN’s, Recon-HK’s, Recon-IN’s, Recon-BJ’s and any prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with the SAFE notice by our company’s PRC resident beneficial holders. In addition, such PRC residents may not always be able to complete the necessary registration procedures required by the SAFE notice. We also have little control over either our present or prospective direct or indirect shareholders or the outcome of such registration procedures. A failure by our PRC resident beneficial holders or future PRC resident shareholders to comply with the SAFE notice, if SAFE requires it, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiary’s ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.

China passed the Enterprise Income Tax Law, or the EIT Law, and it is implementing rules, both of which became effective on January 1, 2008. Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

On April 22, 2009, the State Administration of Taxation of China, or the SAT, issued the Circular Concerning Relevant Issues Regarding Cognizance of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises pursuant to Criteria of de facto Management Bodies, or the SAT Notice 82, further interpreting the application of the EIT Law and its implementation to offshore entities controlled by a Chinese enterprise or enterprise group. Pursuant to the SAT Notice 82, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or enterprise group will be classified as a “non-domestically incorporated resident enterprise” if (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) its substantial assets and properties, accounting books, corporate stamps, board and shareholder minutes are kept in China; and (iv) at least half of its directors with voting rights or senior management often resident in China. After SAT Notice 82, the SAT issued a bulletin, known as SAT Bulletin 45, which took effect on September 1, 2011, to provide more guidance on the implementation of SAT Notice 82 and clarify the reporting and filing obligations of such “non-domestically incorporated resident enterprise.” SAT Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters. On January 29, 2014, the SAT issued Announcement of the State Administration of Taxation on Recognizing Resident Enterprises Based on the Criteria of de facto Management Bodies, to further clarify the reporting and filing procedure for offshore entities controlled by a Chinese enterprise or enterprise group and recognized as a resident enterprise.

The determining criteria set forth in SAT Notice 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals. If the PRC tax authorities determine that Recon or its subsidiaries is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Currently, we do not have any non-China source income, as we complete our sales, including export sales, in China. Second, under the EIT Law and its implementing rules, dividends paid to us from our PRC subsidiaries would be deemed as “qualified investment income between resident enterprises” and therefore qualify as “tax-exempt income” pursuant to the clause 26 of the EIT Law. Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which the dividends we pay with respect to our ordinary shares, or the gain our non-PRC stockholders may realize from the transfer of our ordinary shares, may be treated as PRC-sourced income and may therefore be subject to a 10% PRC withholding tax. If we are required under the EIT Law and its implementing regulations to withhold PRC income tax on dividends payable to our non-PRC stockholders, or if non-PRC stockholders are required to pay PRC income tax on gains on the transfer of their shares of ordinary shares, our business could be negatively impacted and the value of your investment may be materially reduced. Further, if we were treated as a “resident enterprise” by PRC tax authorities, we would be subject to taxation in both China and such countries in which we have taxable income, and our PRC tax may not be creditable against such other taxes.

PRC regulations and potential registration requirements relating to acquisitions of PRC companies by foreign entities may create regulatory uncertainties that could restrict or limit our ability to operate.

On August 8, 2006, six PRC regulatory agencies, including the PRC Ministry of Commerce (“MOC”), the State-owned Assets Supervision and Administration Commission of the State Council, the State Administration of Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission (“CSRC”) and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and was amended on June 22, 2009. The M&A Rules significantly revised China’s regulatory framework governing onshore-to-offshore restructurings and foreign acquisitions of domestic enterprises. These new rules signify greater PRC government attention to cross-border merger, acquisition and other investment activities, by confirming MOC as a key regulator for issues related to mergers and acquisitions in China and requiring MOC approval of a broad range of merger, acquisition and investment transactions. Further, the new rules establish reporting requirements for acquisition of control by foreigners of companies in key industries, and reinforce the ability of the Chinese government to monitor and prohibit foreign control transactions in key industries.

Among other things, the M&A Rules include new provisions that purport to require that an offshore SPV, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals must obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings. However, the application of this PRC regulation remains unclear with no consensus currently existing among the leading PRC law firms regarding the scope and applicability of the CSRC approval requirement.

If the PRC regulatory authorities take the view that the VIE Agreements constitute a reverse merger acquisition or round-trip investment in related party transactions without the approval of the national offices of MOC, they could invalidate the VIE Agreements. Additionally, the PRC regulatory authorities may take the view that any public offering plan will require the prior approval of CSRC. If we cannot obtain MOC or CSRC approval in case we are required to do so, our business and financial performance will be materially adversely affected. We may also face regulatory actions or other sanctions from the MOC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds of this or any other offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares.

Also, if the CSRC later requires that we obtain its approval, we may be unable to obtain a waiver of the CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding this CSRC approval requirement could have a material adverse effect on the trading price of our ordinary shares.

PRC registration requirements for stock option plans of overseas publicly-listed companies may restrict our ability to adopt equity compensation plans for our directors and employees or otherwise limit our PRC subsidiaries’ ability to distribute profits to us.

In February 2012, SAFE promulgated the Notice on the Administration of Foreign Exchange Matters for Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies, or the Stock Option Notice, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly-Listed Companies issued by SAFE on March 28, 2007. Under the Stock Option Notice and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must collectively retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also collectively retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. We and our PRC employees who have been granted stock options will be subject to these regulations. Failure of our PRC stock option holders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to compensate our employees and directors through equity compensation, limited our PRC subsidiaries’ ability to distribute dividends to us, or otherwise materially adversely affect our business.

The Chinese government could change its policies toward private enterprise or even nationalize or expropriate private enterprises, which could result in the total loss of our investment in that country.

Our business is subject to significant political and economic uncertainties and may be adversely affected by political, economic and social developments in China. Over the past several years, the Chinese government has pursued economic reform policies including the encouragement of private economic activity and greater economic decentralization. The Chinese government may not continue to pursue these policies or may significantly alter them to our detriment from time to time with little, if any, prior notice.

Changes in policies, laws and regulations or in their interpretation or the imposition of confiscatory taxation, restrictions on currency conversion, restrictions or prohibitions on dividend payments to shareholders, devaluations of currency or the nationalization or other expropriation of private enterprises could have a material adverse effect on our business. Nationalization or expropriation could even result in the total loss of our investment in China and in the total loss of your investment in us.

We may be unable to establish and maintain an effective system of internal control over financial reporting, and as a result we may be unable to accurately report our financial results or prevent fraud.

The PRC historically has been deficient in western style management, governance and financial reporting concepts and practices, as well as in modern banking, and other control systems. Our current management has little experience with western style management, governance and financial reporting concepts and practices, and we may have difficulty in hiring and retaining a sufficient number of qualified employees to work in the PRC. As a result of these factors, and especially given that we are a publicly listed company in the U.S. and subject to regulation as such, we may experience difficulty in establishing management, governance, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet western standards. We may have difficulty establishing adequate management, governance, legal and financial controls in the PRC. Therefore, we may, in turn, experience difficulties in implementing and maintaining adequate internal controls as required under Section 404 of the Sarbanes-Oxley Act of 2002 and other applicable laws, rules and regulations. This may result in significant deficiencies or material weaknesses in our internal controls which could impact the reliability of our financial statements and prevent us from complying with SEC rules and regulations and the requirements of the Sarbanes-Oxley Act of 2002. Any such deficiencies, weaknesses or lack of compliance could have a materially adverse effect on our business and the public announcement of such deficiencies could adversely impact our stock price.

Risks Related to Our Ordinary Shares

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the NASDAQ Capital Market. Press releases relating to financial results and material events are also furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC is less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer. As a Cayman Islands company listed on the NASDAQ Capital Market, we are subject to the NASDAQ Capital Market corporate governance listing standards. However, NASDAQ Capital Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ Capital Market corporate governance listing standards. To the extent that we choose to utilize the home country exemption for corporate governance matters, our shareholders may be afforded less protection than they otherwise would under the NASDAQ Capital Market corporate governance listing standards applicable to U.S. domestic issuers. We follow home country practice with respect to annual shareholders meetings

You may experience future dilution as a result of future equity offerings.

In order to raise additional capital, we may in the future offer additional ordinary shares or other securities convertible into or exchangeable for our ordinary shares at prices that may not be the same as the price per share you paid. We may sell shares or other securities in any other offering at a price per share that is less than the price per share paid by existing investors, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders. The price per share at which we sell additional ordinary shares, or securities convertible or exchangeable into ordinary shares, in future transactions may be higher or lower than the price per share paid by existing investors.

We do not intend to pay dividends in the foreseeable future.

We have never paid cash dividends on our ordinary shares. We currently intend to retain our future earnings, if any, to finance the operation and growth of our business and currently do not plan to pay any cash dividends in the foreseeable future.

Future sales of a significant number of our ordinary shares in the public markets, or the perception that such sales could occur, could depress the market price of our ordinary shares.

Future sales of a substantial number of our ordinary shares in the public markets, or the perception that such sales could occur, could depress the market price of our ordinary shares and impair our ability to raise capital through the sale of additional equity securities. If any existing shareholder or shareholders sell a substantial amount of our ordinary shares, the prevailing market price for our ordinary shares could be adversely affected. In addition, if we pay for our future acquisitions in whole or in part with additionally issued ordinary shares, your ownership interests in our company would be diluted and this, in turn, could have a material and adverse effect on the price of our ordinary shares.

The market price for our securities may be volatile, which could result in substantial losses to investors.

The market price for our ordinary shares has been, and is likely to remain, volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;
•	changes in the Chinese petroleum and energy industries;

•	changes in the Chinese economy;
•	announcements by our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;
•	future sales of our common stock;
•	period to period fluctuations in our financial results;
•	low trading volume of our common stock;
•	additions or departures of key personnel; or
•	potential litigation.

We expect that any other securities of our Company are likely to be similarly volatile. In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. As a result, to the extent shareholders sell our securities in negative market fluctuation, they may not receive a price per share that is based solely upon our business performance. We cannot guarantee that shareholders will not lose some of their entire investment in our securities.

Item 4.                   Information on the Company

A. History and Development of the Company

Recon Technology, Ltd (the “Company”) was incorporated under the laws of the Cayman Islands on August 21, 2007 by Mr. Yin Shenping, Mr. Chen Guangqiang and Mr. Li Hongqi (the “Founders”) as a company with limited liability. We provide oilfield specialized equipment, automation systems, tools, chemicals and field services to petroleum companies mainly in the People’s Republic of China (the “PRC”). The Company’s wholly owned subsidiary, Recon Technology Co., Limited (“Recon-HK”) was incorporated on September 6, 2007 in Hong Kong. On November 15, 2007, Recon-HK established one wholly owned subsidiary, Jining Recon Technology Ltd. (“Recon-JN”) under the laws of the PRC. Other than the equity interest in Recon-JN, Recon-HK does not own any assets or conduct any operations. On November 19, 2010, the Company established another wholly owned subsidiary, Recon Investment Ltd. (“Recon-IN”) under the laws of HK. On January 18, 2014, Recon-IN established one wholly owned subsidiary, Recon Hengda Technology (Beijing) Co., Ltd. (“Recon-BJ”) under the laws of the PRC. Other than the equity interest in Recon-BJ, Recon-IN does not own any assets or conduct any operations.

We conduct our business through the following PRC legal entities that are consolidated as variable interest entities (“VIEs”) and operate in the Chinese oilfield equipment & service industry:

1.	Beijing BHD Petroleum Technology Co., Ltd. (“BHD”), and
2.	Nanjing Recon Technology Co., Ltd. (“Nanjing Recon”).

On January 29, 2015, we increased our authorized shares from 25,000,000 to 100,000,000 ordinary shares.

On December 17, 2015, Huang Hua BHD Petroleum Equipment Manufacturing Co. LTD (“HH BHD”), a fully owned subsidiary established by BHD was organized under the laws of the PRC.

Gan Su BHD Environmental Technology Co., Ltd (“Gan Su BHD”) was established by BHD and some other investor on May 23, 2017, with registered capital of RMB 50 million. Based on its revised chapter dated August 11, 2017, BHD owns an interest of 51% of Gan Su BHD, which is focusing on oilfield sewage treatment and oily sludge disposal projects. As of September 2017, BHD invested an accumulated fund of RMB 4.6 million to this newly established company and Gan Su BHD received 50-year land use rights in Gan Su province.

Chinese laws and regulations currently do not prohibit or restrict foreign ownership in petroleum businesses. However, Chinese laws and regulations do prevent direct foreign investment in certain industries. On January 1, 2008, to protect our shareholders from possible future foreign ownership restrictions, the Founders, who also held the controlling interest of BHD and Nanjing Recon, reorganized the corporate and shareholding structure of these entities by entering into certain exclusive agreements with Recon-JN, which entitles Recon-JN to receive a majority of the residual returns. On May 29, 2009 Recon-JN and BHD and Nanjing Recon entered into an operating agreement to provide full guarantee for the performance of such contracts, agreements or transactions entered into by BHD and Nanjing Recon. As a result of the new agreement, Recon-JN absorbs 100% of the expected losses and receives 90% of the expected net income of BHD and Nanjing Recon, which resulted in Recon-JN being the primary beneficiary of these Companies.

Recon-JN also entered into Share Pledge Agreements with the Founders, who pledged all their equity interest in these entities to Recon-JN. The Share Pledge Agreements, which were entered into by each Founder, pledged each of the Founders’ equity interest in BHD and Nanjing Recon as a guarantee for the service payment under the Service Agreement.

The Service Agreement, entered into on January 1, 2008, between Recon-JN and BHD and Nanjing Recon, states that Recon-JN will provide technical consulting services to BHD and Nanjing Recon in exchange for 90% of their annual net income as a service fee, which is to be paid quarterly.

In addition, Recon-HK entered into Option Agreements to allow Recon-HK to acquire the Founders’ interest in these entities if or when permitted by the PRC laws.

Based on these exclusive agreements, we consolidated BHD and Nanjing Recon as VIEs as required by Accounting Standards Codification (“ASC”) Topic 810, Consolidation because we were the primary beneficiary of the VIEs. Management makes ongoing reassessment of whether Recon-JN is the primary beneficiary of BHD and Nanjing Recon.

On August 28, 2000, a Founder of us purchased a controlling interest in BHD which was organized under the laws of the PRC on June 29, 1999. Through December 15, 2010, the Founders held a 67.5% ownership interest in BHD. From December 16, 2010 to June 30, 2012, Messrs. Yin Shenping and Chen Guangqiang held an 86.24% ownership interest of BHD. BHD is combined with the Company through the date of the exclusive agreements, and has been consolidated following January 1, 2008, the date of the agreements based on ASC Topic 810. The Company allocates net income 90% and 100%, respectively, based upon the control agreements. Profits allocated to the minority interest are the remaining amount (10%).

On July 4, 2003, Nanjing Recon was organized under the laws of the PRC. On August 27, 2007, the Founders of the Company purchased a majority ownership of Nanjing Recon from a related party who was a majority owner of Nanjing Recon. Through December 15, 2010, the Founders held 80% ownership interest in Nanjing Recon. From December 16, 2010 to June 30, 2012, Messrs. Yin Shenping and Chen Guangqiang held 80% ownership interest of Nanjing Recon. Nanjing Recon is combined with the Company through the date of the exclusive agreements, and is consolidated following January 1, 2008, the date of the agreements based on ASC Topic 810. The Company allocates net income 90% and 100%, respectively, based upon the control agreements. Profits allocated to the non-controlling interest are the remaining amount (10%).

B. Business Overview

General

Recon Technology, Ltd. (the “Company”, “we”, “us” or “our”) is a provider of hardware, software, and on-site services to companies in the petroleum mining and extraction industry in China (“PRC”). We provide services designed to automate and enhance the extraction of petroleum. To date, we control by contract the PRC companies of Beijing BHD Petroleum Technology Co., Ltd. (“BHD”) and Nanjing Recon Technology Co., Ltd. (“Nanjing Recon”). We refer to BHD and Nanjing Recon collectively as the “Domestic Companies” in this report.

The Company serves as the center of strategic management, financial control and human resources allocation for the Domestic Companies. Through our contractual relationships with the Domestic Companies, we provide equipment, tools and other hardware related to oilfield production and management, and develop and sell our own specialized industrial automation control and information solutions. However, we do not engage in the production of petroleum or petroleum products.

We believe that one of the most important advancements in China’s petroleum industry has been the automation of significant segments of the exploration and extraction process. The Domestic Companies’ and our automation products and services allow petroleum mining and extraction companies to reduce their labor requirements and improve the productivity of oilfields. The Domestic Companies’ and our solutions allow our customers to locate productive oilfields more easily and accurately, improve control over the extraction process, increase oil yield efficiency in tertiary stage oil recovery, and improve the transportation of crude oil.

For the most recent few years, our capacity to provide integrated services has been a significant factor for long-term development. We treat simulation measures around fracturing as our entry point for our integrated service model. To date, we have formed new business modules through our own R&D, investment in service-team building and developed an integrated services solution for stimulation.

Market Background

China is the world’s second-largest consumer of petroleum products, third-largest importer of petroleum and sixth-largest producer of petroleum. In the last twenty years, China’s demand for oil has more than tripled, while its production of oil has only modestly increased. China became a net importer of petroleum in 1983, and, since then, oil production in China has been focused on meeting the country’s domestic oil consumption requirements. The oil industry in China is dominated by three state-owned holding companies: China National Petroleum Corporation (“CNPC”), China Petroleum and Chemical Corporation (“Sinopec”) and China National Offshore Oil Corporation (“CNOOC”). Foreign companies have also recently become involved in China’s petroleum industry; however, according to Chinese law, China’s national oil companies may take a majority (or minority) stake in any commercial discovery. As a result, the number of major foreign companies involved in the industry is relatively limited. Major foreign oil companies operating in China include: Agip, Apache, BP, ChevronTexaco, ConocoPhillips, Eni, ExxonMobil, Husky Energy, Kerr-McGee, Mitsubishi, Royal Dutch Shell, Saudi Aramco, and Total.

In the past, China’s petroleum companies mined for petroleum by leveraging the country’s abundance of inexpensive labor, rather than focusing on developing new technologies. For example, a typical, traditional oilfield with an annual capacity of 1,000,000 tons would require between 10,000 and 20,000 laborers. By contrast, when Baker CAC automated oil production products were employed in the mid-1990s to explore and automate Cainan Oil Field, a desert oilfield in Xinjiang, annual capacity for the field reached 1,500,000 tons, with only 400 employees needed to manage the oilfield. After the introduction of Baker CAC’s products into China’s petroleum industry, Chinese companies have also sought to provide automation solutions.

In the primary oil recovery stage, oil pressure in an oil reservoir may be high enough to force oil to the surface. Approximately 20% of oil may be harvested at this stage. The secondary oil recovery stage accounts for another 5% to 15% of oil recovery and involves such efforts as pumps to extract petroleum and the injection of water, natural gas, carbon dioxide or other gasses into the oil reservoir to force oil to the surface. Most oilfields in China have now entered into the tertiary stage of oil recovery, at which oil extraction becomes increasingly difficult and inefficient. Tertiary recovery generally focuses on decreasing oil viscosity to make extraction easier and accounts for between 5% and 15% of oil recovery. Our efforts in tertiary recovery focus on reducing water content in crude oil in order to make extraction more efficient.

Products and Services

We currently provide products and services to oil and gas field companies, which focus on the development and production of oil and natural gas. Our products and services described below correlate to the numbered stages of the oilfield production system graphical expression shown below.

Our products and services include:

Equipment for Oil and Gas Production and Transportation

•	High-Efficiency Heating Furnaces (as shown above by process “3”). Crude petroleum contains certain impurities that must be removed before the petroleum can be sold, including water and natural gas. To remove the impurities and to prevent solidification and blockage in transport pipes, companies employ heating furnaces. BHD researched, developed and implemented a new oilfield furnace that is advanced, highly automated, reliable, easily operable, safe and highly heat-efficient (90% efficiency).

•	Burner (as shown above by process “5”). We serve as an agent for the Unigas Burner which is designed and manufactured by UNIGAS, a European burning equipment production company. The burner we provide has the following characteristics: high degree of automation; energy conservation; high turn-down ratio; high security and environmental safety.

Oil and Gas Production Improvement Techniques

•	Packers of Fracturing. This utility model is used concertedly with the security joint, hydraulic anchor, and slide bushing of sand spray in the well. It is used for easy seat sealing and sand-uptake prevention. The utility model reduces desilting volume and prevents sand uptake which makes the deblocking processes easier to realize. The back flushing is sand-stick proof.

•	Production Packer. According to different withdraw points, the production packer separates different oil layers, and protects the oil pipe from sand and permeability, so as to promote the recovery ratio.

•	Sand Prevention in Oil and Water Well. This technique processes additives that are resistant to elevated temperatures into “resin sand” which is transported to the bottom of the well via carrying fluid. The “resin sand” goes through the borehole, piling up and compacting at the borehole and oil vacancy layer. An artificial borehole wall is then formed, functioning as a means of sand prevention. This sand prevention technique has been adapted to more than 100 wells, including heavy oil wells, light oil wells, water wells and gas wells, with a 100% success rate and a 98% effective rate.

•	Water Locating and Plugging Technique. High water cut affects the normal production of oilfields. Previously, there was no sophisticated method for water locating and tubular column plugging in China. The mechanical water locating and tubular column plugging technique we have developed resolves the problem of high water cut wells. This technique conducts a self-sealing-test during multi-stage usage and is reliable to separate different production sets effectively. The water location switch forms a complete process by which the water locating and plugging can be finished in one trip. Our tubular column is adaptable to several oil drilling methods and is available for water locating and plugging in second and third class layers.

•	Fissure Shaper. This is our proprietary product that is used along with a perforating gun to effectively increase perforation depth by between 46% and 80%, shape stratum fissures, improve stratum diversion capability and, as a result, improve our ability to locate oilfields and increase the output of oil wells.

•	Fracture Acidizing. We inject acid to layers under pressure which can form or expand fissures. The treatment process of the acid is defined as fracture acidizing. The technique is mainly adapted to oil and gas wells that are blocked up relatively deeply, or the ones in the low permeable zones.

•	Electronic Broken-down Service. This service resolves block-up and freezing problems by generating heat from the electric resistivity of the drive pipe and utilizing a loop tank composed of an oil pipe and a drive pipe. This technique saves energy and is environmentally friendly. It can increase the production of oilfields that are in the middle and later periods.

Automation System and Service

•	Pumping Unit Controller. Refers to process “1” above. Functions as a monitor to the pumping unit, and also collects data for load, pressure, voltage, startup and shutdown control.

•	RTU Used to Monitor Natural Gas Wells. Collects gas well pressure data.

•	Wireless Dynamometer and Wireless Pressure Gauge. Refers to process “1” above. These products replace wired technology with cordless displacement sensor technology. They are easy to install and significantly reduce the working load associated with cable laying.

•	Electric Multi-Way Valve for Oilfield Metering Station Flow Control. Refers to process “2” above. This multi-way valve is used before the test separator to replace the existing three valve manifolds. It facilitates the electronic control of the connection of the oil lead pipeline with the separator.

•	Natural Gas Flow Computer System. Flow computer system used in natural gas stations and gas distribution stations to measure flow.

•	Recon SCADA Oilfield Monitor and Data Acquisition System. Recon SCADA is a system which applies to the oil well, measurement station, and the union station for supervision and data collection.

•	EPC Service of Pipeline SCADA System. A service technique for pipeline monitoring and data acquisition after crude oil transmission.

•	EPC Service of Oil and Gas Wells SCADA System. A service technique for monitoring and data acquisition of oil wells and natural gas wells.

•	EPC Service of Oilfield Video Surveillance and Control System. A video surveillance technique for controlling the oil and gas wellhead area and the measurement station area.

•	Technique Service for “Digital Oilfield” Transformation. Includes engineering technique services such as oil and gas SCADA system, video surveillance and control system and communication systems.

Waste Water Treatment Products and Services

•	Oilfield sewage treatment. It is for oilfield waste water treatment solutions, related chemicals and onsite services customized to clients’ requirement. We have also developed our own designed equipment and aim to manufacture in the future.

•	Oily sludge disposal (planned). This planned business line will provide engineering services of oily sludge disposal in Gan Su province.

ISO9000 Certification

We have received ISO9000 certifications for several of our processes. The International Organization for Standardization consists of a worldwide federation of national standards bodies for approximately 130 countries, and the ISO9000 certification represents an international consensus of these standards bodies, with the aim of creating global standards of product and service quality. We have received ISO9000 certification for the following:

•	Nanjing Recon has received certification for the development and service of RSCADA.

•	BHD has received certification for high efficiency heating furnaces, import burners, and manometer surrogate rendition and service.

Customers

We operate our business by cooperating with oil companies and their subsidiaries, the petroleum administration bureau and local service companies. Most actual control of our direct and indirect clients can be traced to Sinopec and CNPC, the two major Chinese state-owned companies responsible for on-shore petroleum mining and extraction. We have conducted automation projects for plants in three of China’s four highest producing oilfields, Daqing, Shengli and Xinjiang. We have undertaken the automation projects at the following locations, among others:

Sinopec

•	Jiangsu Oil Field

•	Shengli Oil Field

•	The Northwest Division

•	The Southwest Division

•	Zhongyuan Oil Field

•	Sichuan Oil Field

•	Jianghan Oil Field

We provide products and services to Sinopec under a series of agreements, each of which is terminable without notice. We first began to provide services to Sinopec in 1998. Sinopec accounted for approximately 3.75%, 8.85% and 6.82% of our revenues for the fiscal years ended June 30, 2017, 2016 and 2015, respectively, and any termination of our business relationships with Sinopec would materially harm our operations.

CNPC

•	Qinghai Oil Field

•	Tuha Oil Field

•	Daqing Oil Field

•	Jidong Oil Field

•	Sichuan Oil Field

•	Xinjiang Oil Field

•	Huabei Oil Field

•	Jilin Oil Field

•	Changqing Oil Field

We provide products and services to CNPC under a series of agreements, each of which is terminable without notice. We first began to provide services to CNPC in 2000. CNPC accounted for approximately 71.89%, 75.36% and 43.09% of our revenues in the fiscal years ended June 30, 2017, 2016 and 2015, respectively, and any termination of our business relationships with CNPC would materially harm our operations.

Our Strengths

•	Safety of products. The automation projects we have conducted have demonstrated that our products are reliable, safe and effective at automating the petroleum extraction process.

•	Efficiency of technology. We believe our technology increases efficiency and profitability for petroleum companies by enabling them to monitor, manage and control petroleum extraction; increase the amount of petroleum extracted and reduce impurities in extracted petroleum.

•	Ability to leverage our knowledge of Chinese business culture. Many of our competitors are based outside of China. As the Domestic Companies are based in China, we are in a unique position to emphasize Chinese culture and business knowledge to obtain new customers and new agreements with existing customers. We believe that many Chinese businesses, including state-owned companies like Sinopec and CNPC, would prefer to hire a Chinese company to assist in their business operations if a Chinese company exists with the ability to fulfill their needs on a timely and cost-efficient basis. In addition, our knowledge of Chinese culture allows us to anticipate and adapt to Chinese oilfield management methods. We provide our software solutions in Mandarin for the benefit of our Chinese customers, and all of our customer support is available from Mandarin-fluent personnel.

•	Experienced, successful executive management team. Our executive management team has significant experience and success in the petroleum automation industry. They will be able to draw on their knowledge of the industry and their relationships in the industry.

•	Ability to leverage China’s cost structure. As a Chinese company, we believe we can operate our business more cost-effectively because all of our employees, operations and assets are located in China, resulting in lower labor, development, manufacturing and rent costs than we believe we would incur if we also maintained operations abroad. We expect these costs savings will be reflected in lower costs to our customers for comparable products.

•	Ownership of our intellectual property. Because we own our intellectual property, we are able to avoid licensing fees or contravening licensing agreements.

Our Strategies

Our goal is to help our customers improve their efficiency and profitability by providing them with software and hardware solutions and services to improve their ability to locate productive oil reservoirs, manage the oil extraction process, reduce extraction costs, and enhance recovery from extraction activities. Key elements of our strategies include:

•	Increase our market share in China. We believe that as the Chinese economy and oil industry continue to develop, Chinese petroleum extraction automation companies will compete with international businesses at an increasing rate. Consequently, we believe we will have opportunities to take market share from foreign companies by developing positive business relationships in China’s petroleum mining and extraction industry. We will also use strategic advertisements, predominantly in China’s northeast and northwest, where China’s major oilfields are located, to increase our brand awareness and market penetration. We aim to continue developing new technologies designed to improve petroleum mining and extraction efficiency and profitability for our customers.

•	Develop our own branded products and services and shift our focus away from trading business. Our management believes in the importance of our own branded products and our services, in light of their higher profit margins and their long-term significance in establishing the status of our Company in the oil and gas industry. Moreover, the trading business relies on the major clients’ procurement policies toward agencies, any significant change of which could jeopardize our operating results. Our management therefore believes that in the long run we will need to focus our growth strategy in developing professional services for the oil and gas industry in China.

•	Focus on higher-profit subsection of market. While we plan to continue to provide services to all of our clients, we believe that we may improve our profit margins by focusing a higher portion of our advertising and promotions at those sub-divisions of our industry that have traditionally held the highest profit margins.

•	Offer services to foreign oilfields contracted by Chinese petroleum companies. As Sinopec and CNPC continue to invest in oilfields in other countries, we will focus on offering our services in these new locations based on our success in working with the companies in China.

•	Seek opportunities with foreign companies in China. Even where oilfields in China are partially operated by foreign companies, a significant number of employees will be Chinese and will benefit from our Chinese-language services. We believe our hardware and software solutions would be beneficial to any petroleum company doing business in China and plan to continue marketing to foreign companies entering the Chinese market.

•	Provide services that generate high customer satisfaction levels. Chinese companies in our market are strongly influenced by formal and informal referrals. We believe that we have the opportunity to expand market share by providing high levels of customer satisfaction with our current customers, thereby fostering strong customer referrals to support sales activities.

Competition

We face competition from a variety of foreign and domestic companies involved in the petroleum mining automation industry. While we believe we effectively compete in our market, our competitors hold a substantial market share.

A few of our existing competitors, as well as a number of potential new competitors, have significantly greater financial, technical, marketing and other resources than we do, which could provide them with a significant competitive advantage over us. We cannot guarantee that we will be able to compete successfully against our current or future competitors in our industry or that competition will not have a material adverse effect on our business, operating results and financial condition.

Our primary domestic competitors include the following:

•	Beijing Echo Technologies Development Co., Ltd. (“BET”). BET provides a combination of software and hardware products for industrial automatic control systems in the petroleum industry. BET currently engages in research and development of software and hardware applied to industrial automatic control systems, manufacturing and installation of industrial automation instruments and integration of automatic control products.

•	Beijing Golden-Time Petroleum Measurement Technology Co., Ltd. (“BGT”). BGT develops analysis software used in oilfields but does not yet, to our knowledge, produce a substantial amount of hardware products.

•	Anton Oilfield Services Group (HKEx stock code: 3337) is a leading independent oilfield services provider offering one-stop oil and gas field technical development services to oil companies. Its services and solutions span across the drilling technology, well completion, downhole operation, and oil production phases in the development cycle. Its fast growth benefits from the accelerated development of natural gas in China and the Group’s increased presence in the overseas markets.

Research and Development

We focus our research and development efforts on improving our development efficiency and the quality of our products and services. As of June 30, 2017, our research and development team consisted of 32 experienced engineers, developers and programmers. In addition, some of our support employees regularly participate in our research and development programs.

In the fiscal years ended June 30, 2017, 2016 and 2015, we spent approximately RMB 7.6 million (approximately $1.1 million), RMB 6.9 million ($1.0 million) and RMB 4.2 million (approximately $0.6 million), respectively, on research and development activities.

Intellectual Property

Our success and competitive position is dependent in part upon our ability to develop and maintain the proprietary aspect of our technology. The reverse engineering, unauthorized copying, or other misappropriation of our technology could enable third parties to benefit from our technology without paying for it. We rely on a combination of trademark, trade secret, copyright law and contractual restrictions to protect the proprietary aspects of the Domestic Companies’ and our technology. We seek to protect the source code to the Domestic Companies’ and our software, documentation and other written materials under trade secret and copyright laws. While we actively take steps to protect the Domestic Companies’ and our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of the Domestic Companies’ and our intellectual property. This is particularly the case in China where the laws may not protect our proprietary rights as fully as in the United States.

We license the Domestic Companies’ and our software products under signed license agreements that impose restrictions on the licensee’s ability to utilize the software and do not permit the re-sale, sublicense or other transfer of the software. Finally, we seek to avoid disclosure of the Domestic Companies’ and our intellectual property by requiring employees and independent consultants to execute confidentiality agreements.

Although we develop our software products in conjunction with the Domestic Companies, each software product is based upon middleware developed by third parties. We integrate this technology, licensed by our customers from third parties in our software products. If our customers are unable to continue to license any of this third party software, or if the third party licensors do not adequately maintain or update their products, we would face delays in the releases of our software until equivalent technology can be identified, licensed or developed, and integrated into our software products. These delays, if they occur, could harm our business, operating results and financial condition.

 There has been a substantial amount of litigation in the software industry regarding intellectual property rights. It is possible that in the future third parties may claim that our current or potential future software solutions infringe their intellectual property. We expect that software product developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlap. In addition, we may find it necessary to initiate claims or litigation against third parties for infringement of our proprietary rights or to protect our trade secrets. Although, along with the Domestic Companies, we may disclaim certain intellectual property representations to our customers, these disclaimers may not be sufficient to fully protect us against such claims. Any claims, with or without merit, could be time consuming, result in costly litigation, cause product shipment delays or require the Domestic Companies and us to enter into royalty or license agreements. Royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all, which could have a material adverse effect on our business, operating results and financial condition.

Our standard software license agreements contain an infringement indemnity clause under which we agree to indemnify and hold harmless our customers and business partners against liability and damages arising from claims of various copyright or other intellectual property infringement by the Domestic Companies’ and our products. We have never lost an infringement claim, and our costs to defend such lawsuits have been insignificant. Although it is possible that in the future third parties may claim that our current or potential future software solutions or we infringe on their intellectual property, we do not currently expect a significant impact on our business, operating results, or financial condition.

We market our products under the following trademarks which are registered with the PRC Trademark Bureau under the State Administration for Industry and Commerce. We currently own or have applied for the following trademarks:

1. Trademark of “BHD” valid from November 7, 2003 through November 6, 2023;

2. Trademark of “Recon” of the 7th classification valid from October 21, 2011 through October 20, 2021;

3. Trademark of “Recon” of the 9th classification valid from April 21, 2011 through April 20, 2021; and

4. Trademark of “Recon” of the 42nd classification valid from September 7, 2011 through September 6, 2021.

We currently own or have applied for over 50 patents registered with the PRC State Intellectual Property Office which cover our automated products and heating related equipment for the petroleum industry. Below is a list of our selected patents:

1. Patent of high pressure natural gas water heater valid until June 30, 2019;

2. Patent of negative pressure heater valid until June 30, 2019;

3. Patent of water jacket furnace valid until June 30, 2019;

4. Patent of hot water furnace valid until April 8, 2021;

5. Patent of efficient gas-liquid separator valid until August 15, 2021;

6. Patent of efficient oil-gas-water separator valid until October 24, 2021;

7. Patent of horizontal type furnace valid until December 14, 2022;

8. Patent of vertical type furnace valid until December 13, 2022;

9. Patent of vacuum furnace valid until December 14, 2022;

10. Patent of wireless pressure sensor valid until November 11, 2023;

11. Patent of wireless start-end module valid until November 11, 2023;

12. Patent of one-piece skid mount package of heating, separating, buffering and pressurizing valid until June 30, 2024;

13. Patent of oily sewage treatment equipment valid until July 8, 2025;

14. Patent of an oil-water well smart wireless pressure transmitter valid until November 17, 2026; and

15. there are two more patents for invention related to oily sewage treatment bio-stimulants are under substantive verification.

We have registered 15 software products with the PRC State Intellectual Property Office. Below is a list of our selected software products:

1.	Recon automated monitoring system version II was published on August 18, 2013 and version I was published on July 30, 2011;

2.	Recon SCADA field monitoring and data acquisition system software version 2.0 was published on August 18, 2003, and version 3.0 was registered and published on April 5, 2008;

3.	Recon RCNAMT version 1 was published on April 27, 2012;

4.	Recon Process Auto version 1 was published on August 25, 2012;

5.	Recon Industrial Process Control system V2.0 was published on August 13, 2013, and V1.0 was published on December 25, 2012; and

6.	Recon Oil and Gas Processing SCADA System V1.0 was published on March 2, 2016.

Environmental Matters

We have not incurred material expenses in connection with compliance with Chinese environmental laws and regulations. We do not anticipate expending any material amounts for such compliance purposes for the remainder of our current or succeeding fiscal year.

China’s Intellectual Property Rights Enforcement System

In 1998, China established the State Intellectual Property Office (“SIPO”) to coordinate China’s intellectual property enforcement efforts. SIPO is responsible for granting and enforcing patents, as well as coordinating intellectual property rights related to copyrights and trademarks. Protection of intellectual property in China follows a two-track system. The first track is administrative in nature, whereby a holder of intellectual property rights files a complaint at a local administrative office. Determining which intellectual property agency can be confusing, as jurisdiction of intellectual property matters is diffused throughout a number of government agencies and offices, with each typically responsible for the protection afforded by one statute or one specific area of intellectual property-related law. The second track is a judicial track, whereby complaints are filed through the Chinese court system. Since 1993, China has maintained various intellectual property tribunals. The total volume of intellectual property related litigation, however, remains small.

Although there are differences in intellectual property rights between the United States and China, of most significance to the Company is the inexperience of China in connection with the development and protection of intellectual property rights. Similar to the United States, China has chosen to protect software under copyright law rather than trade secrets, patent or contract law. As such, we will attempt to protect our most significant intellectual property pursuant to Chinese laws that have only recently been adopted. Unlike the United States, which has lengthy case law related to the interpretation and applicability of intellectual property law, China has a less developed body of relevant intellectual property case law.

Regulations

We are subject to a variety of PRC and foreign laws, rules and regulations across a number of aspects of our business. This section summarizes the principal PRC laws, rules and regulations relevant to our business and operations. Areas in which we are subject to laws, rules and regulations outside of the PRC include intellectual property, competition, taxation, anti-money laundering and anti-corruption.

Regulation on Software Products

On March 1, 2009, the Ministry of Industry and Information Technology of China issued the Administrative Measures on Software Products, or the Software Measures, which became effective as of April 10, 2009, to strengthen the regulation of software products and to encourage the development of the Chinese software industry. Under the Software Measures, a software developer must have all software products imported into or sold in China tested by a testing organization supervised by the Ministry of Industry and Information Technology. The software industry authorities in provinces, autonomous regions, municipalities and cities with independent planning are in charge of the registration, report and management of software products. Software products can be registered for five years, and the registration is renewable upon expiration. Although some of Nanjing Recon’s current software products were registered in 2008, there can be no guarantee that the registration will be renewed in 2013 or that the Domestic Companies’ and our future products will be registered.

Regulation of Intellectual Property Rights

China has adopted legislation governing intellectual property rights, including trademarks and copyrights. China is a signatory to the main international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the WTO in December 2001.

Copyright. China adopted its first copyright law in 1990. The National People’s Congress amended the Copyright Law in 2001 to widen the scope of works and rights that are eligible for copyright protection. The amended Copyright Law extends copyright protection to software products, among others. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. Unlike patent and trademark registration, copyrighted works do not require registration for protection. Protection is granted to individuals from countries belonging to the copyright international conventions or bilateral agreements of which China is a member. Nanjing Recon has over ten copyrights for software programs.

Trademark. The Chinese Trademark Law, adopted in 1982 and revised in 1993 and 2001, protects registered trademarks. The Trademark Office under the Chinese State Administration for Industry and Commerce handles trademark registrations and grants a term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. China has a “first-to-register” system that requires no evidence of prior use or ownership. The Domestic Companies and we have registered a number of product names with the Trademark Office.

Regulations on Foreign Exchange

Foreign Currency Exchange. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, may be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans or foreign currency is to be remitted into China under the capital account, such as a capital increase or foreign currency loans to our PRC subsidiaries.

SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises (2008), or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. In addition, SAFE promulgated Circular 45 on November 9, 2011 in order to clarify the application of SAFE Circular 142. Under SAFE Circular 142 and Circular 45, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used.

Since SAFE Circular 142 has been in place for more than five years, SAFE decided to further reform the foreign exchange administration system in order to satisfy and facilitate the business and capital operations of foreign invested enterprises, and issued the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises in Certain Areas on August 4, 2014. This circular suspends the application of SAFE Circular 142 in certain areas and allows a foreign-invested enterprise registered in such areas with a business scope including “investment” to use the RMB capital converted from foreign currency registered capital for equity investments within the PRC.

SAFE promulgated Circular 59 in November 2010, which tightens the regulation over settlement of net proceeds from overseas offerings, such as our initial public offering, and requires, among other things, the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents or otherwise approved by our board. Violations of these SAFE regulations may result in severe monetary or other penalties, including confiscation of earnings derived from such violation activities, a fine of up to 30% of the RMB funds converted from the foreign invested funds or in the case of a severe violation, a fine ranging from 30% to 100% of the RMB funds converted from the foreign-invested funds.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

Regulation of Dividend Distribution. The principal regulations governing the distribution of dividends by foreign holding companies include the Foreign Investment Enterprise Law (1986), as amended, and the Administrative Rules under the Foreign Investment Enterprise Law (2001).

Under these regulations, foreign investment enterprises in China may pay dividends only out of their retained profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign investment enterprises in China are required to allocate at least 10% of their respective retained profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends.

In July 2014, SAFE promulgated SAFE Circular 37, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

Regulations on Foreign Investment in Automation Service Industry and Oil Exploration and Extraction Industry in PRC. In accordance with the Catalogue of Industries for Guiding Foreign Investment (Revised 2007), the oil and gas automation service industries are in the catalogue of permitted industries, and thus there are no restrictions on foreign investment in the oil and gas automation industry. In addition the following industries are encouraged for foreign investment in China:

•	Manufacturing of equipment for oil exploration, drilling, collection and transportation: floating drilling systems and floating production systems with an operating water depth of more than 1,500 meters and the supporting subsea oil extraction, collection and transportation equipment

•	Exploration and exploitation of oil and natural gas with venture capital (limited to equity joint ventures and cooperative joint ventures);

•	Development and application of new technologies that increase the recovery ratio of crude oil (limited to equity joint ventures and cooperative joint ventures);

•	Development and application of new oil exploration and exploitation technologies such as geophysical exploration, drilling, well logging, and downhole operation, etc. (limited to cooperative joint ventures); and

•	Exploration and development of unconventional oil resources such as oil shale, oil sands, heavy oil, and excess oil (limited to cooperative joint ventures).

C. Organizational Structure

Below is a chart representing our current corporate structure:

Our registered office in the Cayman Islands is at the offices of Vistra (Cayman) Limited, P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands.

D. Property, Plants and Equipment

We currently operate in three facilities throughout China. Our headquarters are located in Beijing. Following is a list of our properties. The first five properties are rentals. Gan Su BHD recently signed a Land Usage Right Transfer Contract regarding the last property, and the land usage right certificate is in the process.

Tenant/Transferee	Address	Rental/Use Term	Space	Usage
Recon-BJ	Room 1902, Building C King Long International Mansion, Chaoyang District Beijing, PRC	July 1, 2017 to June 30, 2018	267 square meters	Headquarter office

Nanjing Recon	Room 310&311, No. 2 Building, Chu Qiao Cheng, Andemen Street, Yu Hua District, Nanjing City, PRC	April 1, 2016 to March 31, 2018	564.64 square meters	Office

BHD	18th Floor, Building C King Long International Mansion, Chaoyang District Beijing, PRC	January 1, 2017 to December 31, 2017	450 square meters	Office

BHD	West building, Zhengfu Street, Huo ying, Changping District, PRC	January 1, 2017 to December 31, 2017	900 square meters	Warehouse

HH BHD	No. 1767, Yin Bin South Street, Huang Hua Economic Development Zone, He Bei Province, PRC	July 1, 2017 to June 30, 2020	3,000 square meters	Plant

Gan Su BHD	North of Dongyun Road and West of Petroleum Management Bureau Wooden Furniture Factory, Old District, Yumen City, Gansu Province, PRC	August 1, 2017 to July 31, 2067	26,235.59 square meters	Land for Plant

Previously, we did not operate any plant. Based on the customers’ recent requirements, we begin to operate plants.

HH BHD has rent a plant which includes the equipment. The annual rent is RMB 716,000 (approximately $106,000). It is planned to produce furnaces related products. We expect the plant to operate since October 2017.

Gan Su BHD has signed a Land Usage Right Transfer Contract regarding a piece of land, and the application of land usage right certificate is under the process. The purchase price of the land usage right is RMB 1,322,300 (approximately $200,000). Gan Su BHD’s source of the payment is from investment of BHD. Gan Su BHD plans to build a plant on this land since October 2017, and expect to finish it by the end of year 2019. The estimated expense of the construction is RMB 100 million (approximately $15 million). The source of the payment is loan from major shareholders and equity financing. It is planned to produce products related to the oily sludge disposal projects of Qinghai oilfield.

Item 4A.                Unresolved Staff Comments

None.

Item 5.                   Operating and Financial Review and Prospects

The following discussion and analysis of our company’s financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

Overview

We are a company with limited liability incorporated in 2007 under the laws of the Cayman Islands. Headquartered in Beijing, we provide products and services to oil and gas companies and their affiliates through Nanjing Recon Technology Co. Ltd (“Nanjing Recon”) and Beijing BHD Petroleum Technology Co, Ltd (“BHD”), hereafter referred to as our domestic companies (the “Domestic Companies”), which are established under the laws of the People’s Republic of China (“PRC”). As the Company contractually controls the Domestic Companies, we serve as the center of strategic management, financial control and human resources allocation. Due to this contractual control and our obligation to bear the losses of the Domestic Companies, we consider them to be variable interest entities (“VIEs”) for accounting purposes and consolidate their results in our financial statements.

Through Nanjing Recon and BHD, our business is mainly focused on the upstream sectors of the oil and gas industry. We derive our revenues from the sales and provision of (1) oilfield automation products, (2) equipment for oil and gas production and transportation, (3) waste water treatment, and (4) engineering services. Our products and services involve most of the key procedures of the extraction and production of oil and gas, and include automation systems, equipment, tools and on-site technical services.

•	Nanjing Recon: Nanjing Recon is a high-tech company that specializes in automation services for oilfield companies. It mainly focuses on providing automation solutions to the oil exploration industry, including monitoring wells, automatic metering to the joint station production, process monitor, and a variety of oilfield equipment and control systems.

•	BHD: BHD is a high-tech company that specializes in transportation equipment and stimulation productions and services. Possessing proprietary patents and substantial industry experience, BHD has built up stable and strong working relationships with the major oilfields in China.

Recent Developments

As of June 30, 2017, the Company has achieved remarkable achievement in oilfield waste water treatment. In January 2016, the Company announced its cooperation with Qinghai Oilfield Company, signing an agreement to sell the oilfield RMB 3.98 million of related products and services. For the year ended June 30, 2017, the Company has completed this agreement and continues to expand markets in environmental protection industry, including oilfield waste water treatment and other industrial and sewage disposal projects.

The Company has also developed new clients in China’s top producing Changqing Oilfield, which is located in China’s Xi’an Province. The Company has signed sales contracts for furnaces accordingly. Management expects further improvement in the coming year.

Products and Services

We currently provide products and services to oil and gas field companies focused on the development and production of oil and natural gas. Our products and services described below correlate to the numbered stages of the oilfield production system graphical expression shown below.

Our products and services include:

Equipment for Oil and Gas Production and Transportation

High-Efficiency Heating Furnaces (as shown above). Crude petroleum contains certain impurities that must be removed before it can be sold, including water and natural gas. To remove the impurities and to prevent solidification and blockage in transport pipes, companies employ heating furnaces. BHD researched, developed and implemented a new oilfield furnace that is advanced, highly automated, reliable, easy to operate, safe and highly heat-efficient (90% efficiency).

Burner (as shown above). We serve as an agent for the Unigas Burner, which is designed and manufactured by UNIGAS, a European burning equipment production company. The burner we provide has the following characteristics: high degree of automation, energy conservation, high turn-down ratio, high security and environmental safety.

Oil and Gas Production Improvement Techniques

Packers of Fracturing. This utility model is used in concert with the security joint, hydraulic anchor, and slide brushing of sand spray in the well. It is used for easy seat sealing and sand uptake prevention. The utility model reduces desilting volume and prevents sand-up, which makes the deblocking processes easier to realize. The back flushing is sand-stick proof.

Production Packer. At varying withdrawal points, the production packer separates different oil layers and protects the oil pipe from sand and permeation, promoting the recovery ratio.

Sand Prevention in Oil and Water Well. This technique processes additives that are resistant to elevated temperatures into “resin sand” which is transported to the bottom of the well via carrying fluid. The resin sand goes through the borehole, piling up and compacting at the borehole and oil vacancy layer. An artificial borehole wall is then formed, functioning as a means of sand prevention. This sand prevention technique has been adapted to more than 100 wells, including heavy oil wells, light oil wells, water wells and gas wells, with a 100% success rate and a 98% effective rate.

Water Locating and Plugging Technique. High water cut affects the normal production of oilfields. Previously, there was no sophisticated method for water locating and tubular column plugging in China. The mechanical water locating and tubular column plugging technique we have developed resolves the problem of high water cut wells. This technique conducts a self-sealing test during multi-stage usage and is reliable to separate different production sets effectively. The water location switch forms a complete set by which the water locating and plugging can be finished in one trip. The tubular column is adaptable to several oil drilling methods and is available for water locating and plugging in second and third class layers.

Fissure Shaper. This is our proprietary product that is used along with a perforating gun to effectively increase perforation depth by between 46% and 80%, shape stratum fissures, improve stratum diversion capability and, as a result, improve our ability to locate oilfields and increase the output of oil wells.

Fracture Acidizing. We inject acid to layers under pressure, which can form or expand fissures. The treatment process of the acid is defined as fracture acidizing. The technique is mainly adapted to oil and gas wells that are blocked up relatively deeply, or oil and gas wells in low permeability zones.

Electronic Break-Down Service. This service resolves block-up and freezing problems by generating heat from the electric resistivity of the drive pipe and utilizing a loop tank composed of an oil pipe and a drive pipe. This technique saves energy and is environmentally friendly. It can increase the production of oilfields that are in the middle and later periods.

Automation System and Services

Pumping Unit Controller. This controller functions as a monitor to the pumping unit and also collects data for load, pressure, voltage, and startup and shutdown control.

RTU Monitor. This monitor collects gas well pressure data.

Wireless Dynamometer and Wireless Pressure Gauge. These products replace wired technology with cordless displacement sensor technology. They are easy to install and significantly reduce the work load associated with cable laying.

Electric Multi-way Valve for Oilfield Metering Station Flow Control. This multi-way valve is used before the test separator to replace the existing three valve manifolds. It facilitates the electronic control of the connection of the oil lead pipeline with the separator.

Natural Gas Flow Computer System. The flow computer system is used in natural gas stations and gas distribution stations to measure flow.

Recon Supervisory Control and Data Acquisition System (“SCADA”). Recon SCADA is a system which applies to the oil well, measurement station and the union station for supervision and data collection.

EPC Service of Pipeline SCADA System. This service technique is used for pipeline monitoring and data acquisition after crude oil transmission.

EPC Service of Oil and Gas Wells SCADA System. This service technique is used for monitoring and data acquisition of oil wells and natural gas wells.

EPC Service of Oilfield Video Surveillance and Control System. This video surveillance technique is used for controlling the oil and gas wellhead area and the measurement station area.

Technique Service for “Digital oilfield” Transformation. This service includes engineering technique services such as oil and gas SCADA systems, video surveillance and control systems and communication systems.

Waste Water Treatment Products and Services

Oilfield sewage treatment. It is for oilfield waste water treatment solutions, related chemicals and onsite services customized to clients’ requirement. We have also developed our own designed equipment and aim to manufacture it in the future.

Oily sludge disposal (planned). This planned business line will provide engineering services of oily sludge disposal in Gan Su province.

Business Outlook

The oilfield engineering and technical service industry is generally divided into five sectors: (1) exploration, (2) drilling and completion, (3) testing and logging, (4) production and (5) oilfield construction. Thus far our businesses have been involved in the completion, production and construction processes. Our management still believes we need to expand our core business, move into new markets and develop new businesses quickly for the coming years. Management anticipates there will be opportunities in new markets and our existing markets. We also believe that many existing wells and oilfields need to improve or renew their equipment and service to maintain production and techniques and services like ours will be needed as new oil and gas fields are developed. In the next three years, we plan to focus on the following:

Measuring Equipment and Service. Digital oil field technology and the management of oil companies are highly regarded in the industry. We believe our oilfield SCADA system and assorted products, production managing expert software, and related technical support services will address the needs of the oil well automation system market, for which we believe there will be increasing demand over the short term and strong needs in the long term.

Gathering and Transferring Equipment. With more new wells developed, our management anticipates that demand for our furnaces and burners will grow as compared to last year, especially in the Qinghai Oilfield and Zhongyuan Oilfield.

New business. We have been developing new products for oilfield sewage treatment and achieved preliminary business on this area. Our management anticipates expanding the new business more rapidly in the coming year.

Growth Strategy

As a smaller China-focused company, our basic strategy focuses on developing our onshore oilfield business in the upstream sector of the industry.

Large domestic oil companies have historically focused on their exploration and development businesses to earn higher margins and maintain their competitive advantage. With regard to private oilfield service companies, we estimate that approximately 90% specialize in the manufacture of drilling and production equipment. Thus, the market for technical support and project service is still in its early stage. We focus on providing high quality products and services in oilfields in which we have a geographical advantage. This helps us to avoid conflicts of interest with bigger suppliers of drilling equipment while protecting our position within this market segment. Our mission is to increase the automation and safety levels of industrial petroleum production in China and improve the underdeveloped working process and management mode used by many companies by providing advanced technologies. At the same time, we are always looking to improve our business and to increase our earning capability.

Recent Industry Developments

Affected by the worldwide decrease in oil prices, CNPC and Sinopec, parent companies of our direct clients, reduced their capital expenditure and production activities, resulting in a declining market and intensive competition. Management will closely monitor the situation and will seek to extend our business on the industrial chain, such as through providing more integrated services and advanced products and through growing our business from a predominantly above-ground business to include some downhole services as well.

On January 1, 2015, China formally began implementing an updated Environmental Protection Law (the “China EPL”). The China EPL is perceived as the most progressive and stringent law in the history of environmental protection in China. It details harsher penalties for environmental offences and imposes additional requirements for oil and gas production companies. As a result, although they reduced capital expenditures and production activities, China’s oil companies have strengthened their investment and resources in oil field environment protection and this market is estimated to be billions of RMB. The Company has also focused on this segment and started to develop its own products and service from year 2015.

Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2017 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Factors Affecting Our Results of Operations

Our operating results in any period are subject to general conditions typically affecting the Chinese oilfield service industry and included but are not limited to:

•	oil and gas prices;
•	the amount of spending by our customers, primarily those in the oil and gas industry;
•	growing demand from large corporations for improved management and software designed to achieve such corporate performance;
•	the procurement processes of our customers, especially those in the oil and gas industry;
•	competition and related pricing pressure from other oilfield service solution providers, especially those targeting the Chinese oil and gas industry;
•	the ongoing development of the oilfield service market in China; and
•	inflation and other macroeconomic factors.

Unfavorable changes in any of these general conditions could negatively affect the number and size of the projects we undertake, the number of products we sell, the amount of services we provide, the price of our products and services, and otherwise affect our results of operations.

Our operating results in any period are more directly affected by company-specific factors including:

•	our revenue growth, in terms of the proportion of our business dedicated to large companies and our ability to successfully develop, introduce and market new solutions and services;
•	our ability to increase our revenues from both old and new customers in the oil and gas industry in China;
•	our ability to effectively manage our operating costs and expenses; and
•	our ability to effectively implement any targeted acquisitions and/or strategic alliances so as to provide efficient access to markets and industries in the oil and gas industry in China.

Critical Accounting Policies and Estimates

Estimates and Assumptions

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”), which require us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe that the following policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for doubtful accounts related to trade accounts receivable, other receivables and purchase advances, allowance for inventory, the useful lives of property and equipment, valuation allowance for deferred tax assets and the fair value of share- based payments.

Consolidation of VIEs

We recognize an entity as a VIE if it either (i) has insufficient equity to permit the entity to finance its activities without additional subordinated financial support or (ii) has equity investors who lack the characteristics of a controlling financial interest. We consolidate a VIE as our primary beneficiary when we have both the power to direct the activities that most significantly impact the entity’s economic performance and the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the VIE. We perform ongoing assessments to determine whether an entity should be considered a VIE and whether an entity previously identified as a VIE continues to be a VIE and whether we continue to be the primary beneficiary.

Assets recognized as a result of consolidating VIEs do not represent additional assets that could be used to satisfy claims against our general assets. Conversely, liabilities recognized as a result of consolidating these VIEs do not represent additional claims on our general assets; rather, they represent claims against the specific assets of the consolidated VIEs.

Revenue Recognition

We recognize revenue when the following four criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been provided, (3) the sales price is fixed or determinable, and (4) collectability is reasonably assured. Delivery does not occur until products have been shipped or services have been provided to the customers and the customers have signed a completion and acceptance report, risk of loss has transferred to the customer, customer acceptance provisions have lapsed, or the Company has objective evidence that the criteria specified in a customer’s acceptance provisions have been satisfied. The sales price is not considered to be fixed or determinable until all contingencies related to the sale have been resolved.

Hardware and software

Revenue from hardware and software sales is generally recognized when the product with the embedded software system is shipped to the customer and when there are no unfulfilled company obligations that affect the customer’s final acceptance of the arrangement. Usually this is short term. Revenue is not recognized until completion of the contracts and receipt of acceptance from the customers.

Services

The Company provides services to improve system operation on separated fixed-price contracts. Revenue is recognized when service has been performed and accepted by the customer.

Cost of Revenues

When the criteria for revenue recognition have been met, costs incurred are recognized as cost of revenue. Cost of revenues includes wages, materials, handling charges, the cost of purchased equipment and pipes, other expenses associated with manufactured products and services provided to customers, and inventory reserve. We expect cost of revenues to grow as our revenues grow. It is possible that we could incur development costs with little revenue recognition, but based upon our past history, we expect our revenues to grow.

Fair Values of Financial Instruments

The US GAAP accounting standards regarding fair value of financial instruments and related fair value measurements define fair value, establish a three-level valuation hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The three levels of inputs are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 inputs to the valuation methodology are unobservable.

The carrying amounts reported in the consolidated balance sheets for trade accounts receivable, other receivables, advances to suppliers, trade accounts payable, accrued liabilities, advances from customers and notes payable approximate fair value because of the immediate or short-term maturity of these financial instruments.

Trade Accounts and Other Receivables

Accounts receivable are carried at original invoiced amount less a provision for any potential uncollectible amounts. Accounts are considered past due when the related receivables are more than a year old. Provision is made against trade accounts and other receivables to the extent they are considered to be doubtful. Accounts are written off after extensive efforts at collection. Other receivables arise from transactions with non-trade customers.

Share-Based Compensation

Share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting on a straight–line basis over the requisite service period for the entire award. The Company has elected to recognize compensation expenses using the Black-Scholes valuation model estimated at the grant date based on the award’s fair value.

Recently enacted accounting pronouncements

In October 2016, the FASB issued ASU No. 2016-16, “Income Taxes (Topic 740): Intra-Entity Transfer of Assets Other than Inventory”, which requires the recognition of the income tax consequences of an intra-entity transfer of an asset, other than inventory, when the transfer occurs. For public business entities, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within those annual reporting periods. Early adoption is permitted. The amendments in this ASU should be adopted on a modified retrospective basis. Management plans to adopt this ASU after December 15, 2017. The Company does not expect that adoption of this guidance will have a material impact on its consolidated financial statements.

In October 2016, the FASB issued ASU No. 2016-17, “Consolidation (Topic 810): Interests Held through Related Parties That Are under Common Control”. The amendments affect reporting entities that are required to evaluate whether they should consolidate a variable interest entity in certain situations involving entities under common control. Specifically, the amendments change the evaluation of whether a reporting entity is the primary beneficiary of a variable interest entity by changing how a reporting entity that is a single decision maker of a variable interest entity treats indirect interests in the entity held through related parties that are under common control with the reporting entity. The amendments are effective for public business entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early adoption is permitted. Management adopted this ASU. The adoption of this guidance did not have a material impact on its consolidated financial statements and related disclosures.

In November 2016, the FASB issued ASU No. 2016-18, "Statement of Cash Flows (Topic 230): Restricted Cash", which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this ASU apply to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. Management plans to adopt this ASU after December 15, 2017. The amendments should be applied using a retrospective transition method to each period presented. The adoption of this guidance will increase cash and cash equivalents by the amount of the restricted cash on the Company's consolidated statement of cash flows.

In January 2017, the FASB issued ASU No. 2017-01, "Business Combinations (Topic 805): Clarifying the Definition of a Business". The amendments in this ASU clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. Basically, these amendments provide a screen to determine when a set is not a business. If the screen is not met, the amendments in this ASU first, require that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and second, remove the evaluation of whether a market participant could replace missing elements. These amendments take effect for public businesses for fiscal years beginning after December 15, 2017 and interim periods within those periods. Management plans to adopt this ASU after December 15, 2017. The Company does not expect that adoption of this guidance will have a material impact on its consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09, “Scope of Modification Accounting”, which amends the scope of modification accounting for sharebased payment arrangements, provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting under ASC 718. For all entities, the ASU is effective for annual reporting periods, including interim periods within those annual reporting periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period. The Company does not expect that adoption of this guidance will have a material impact on its consolidated financial statements and related disclosures. In January 2017, the FASB issued ASU 2017-01, which clarifies the definition of a business to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The standard will be effective in the first quarter of our fiscal 2019. Management plans to adopt this ASU after December 15, 2017. The Company expects that the adoption of this ASU will not have a material impact on the Company’s consolidated financial statements.

In July 2017, the FASB issued ASU 2017-11, “Earnings Per Share (Topic 260)”, Distinguishing Liabilities from Equity (Topic 480), Derivatives and Hedging (Topic 815). The amendments in Part I of this Update change the classification analysis of certain equity-linked financial instruments (or embedded features) with down round features. The amendments in Part II of this Update recharacterize the indefinite deferral of certain provisions of Topic 480 that now are presented as pending content in the Codification, to a scope exception. Those amendments do not have an accounting effect. For public business entities, the amendments in Part I of this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Management plans to adopt this ASU after December 15, 2018. The Company expects that the adoption of this ASU will not have a material impact on the Company’s consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

Results of Operations

The following consolidated results of operations include the results of operations of the Company and its variable interest entities (“VIEs”), BHD and Nanjing Recon.

Our historical reporting results are not necessarily indicative of the results to be expected for any future period.

Years Ended June 30, 2016 Compared to Years Ended June 30, 2017

Revenue

	For the Years Ended
	June 30,
			Increase /	Percentage
	2016	2017	(Decrease)	Change
Hardware and software- non-related parties	¥41,544,925	¥59,982,292	¥18,437,367	44.4%
Service	1,183,352	72,170	(1,111,182)	(93.9)%
Total revenues	¥42,728,277	¥60,054,462	¥17,326,185	40.5%

Our total revenues for the year ended June 30, 2017 were approximately ¥60.1 million ($8.9 million), an increase of approximately ¥17.3 million or 40.5% from ¥42.7 million for the year ended June 30, 2016. The overall increase in revenue was accomplished through our expansion of new clients and development of new business.

Revenue – Hardware and software

	For the Years Ended
	June 30
			Increase /	Percentage
	2016	2017	(Decrease)	Change
Automation product and software	¥26,171,906	¥22,399,066	¥(3,772,840)	(14.4)%
Equipment and accessories	13,038,562	26,585,924	13,547,362	103.9%
Waste water treatment products	2,334,457	10,997,302	8,662,845	371.1%
Total revenue - Hardware and software	¥41,544,925	¥59,982,292	¥18,437,367	44.4%

(1)	Revenue from automation product and software decreased by ¥3.8 million or 14.4%. Affected by less expenditure on surface projects of our clients for the last two years, requirement of automation related projects maintained at a lower level. Revenue from this product line may fluctuate from time to time. Management believes oil companies will continue to invest in automation products and is confident on further development on this business.

(2)	As shown above, the overall increase in revenue was primarily due to the increased sales of equipment, primarily more furnaces sold to our new client, PetroChina Changqing Oilfield Company, a major subsidiary of PetroChina and the largest producing oilfield of China.

(3)	The Company invested in R&D of new products used for oilfield waste water treatment throughout 2016, and the outcome has been gradually reflecting its operating results. For the year ended June 30, 2017, this new business continued to contribute revenue and margin to our operation. Management expects to win additional more business in the coming months due to our technical advantage and long-term cooperation with oilfield companies.

Revenue – Service

Revenue from service decreased by ¥1.1 million or 93.9% mainly because we provided furnace maintenance services as required by clients in the year ended June 30, 2016, while there was no such requirement during the same period of fiscal year 2017 since clients replaced furnace with new parts.

Cost and Margin

	For the Years Ended
	June 30,
				Percentage
	2016	2017	Increase	Change
Total revenues	¥42,728,277	¥60,054,462	¥17,326,185	40.5%
Cost of revenues	35,481,394	44,090,960	8,609,566	24.3%
Gross profit	¥7,246,883	¥15,963,502	¥8,716,619	120.3%
Margin %	17.0%	26.6%	9.6%	—

Cost of Revenues. Our cost of revenues increased from ¥35.5 million for the year ended June 30, 2016 to ¥44.1 million (approximately $6.5 million) for the same period in 2017, an increase of ¥8.6 million (approximately $1.3 million), or 24.3%. This increase was mainly caused by significant growth in revenue generated from waste water treatment products and equipment and accessories.

Gross Profit. Our gross profit increased to ¥16.0 million (approximately $2.4 million) for the year ended June 30, 2017 from ¥7.2 million for the same period in 2016. Our gross profit as a percentage of revenue increased to 26.6% for the year ended June 30, 2017 from 17.0% for the same period in 2016. This was mainly due to higher margin equipment sales and waste water treatment business during the year ended June 30, 2017 compared to the same period of 2016.

In more detail:

	For the Years Ended
	June 30,
				Percentage
	2016	2017	Increase	Change
Total revenues-hardware and software	¥41,544,925	¥59,982,292	¥18,437,367	44.4%
Cost of revenues -hardware and software	34,732,965	44,090,960	9,357,995	26.9%
Gross profit	¥6,811,960	¥15,891,332	¥9,079,372	133.3%
Margin %	16.4%	26.5%	10.1%	—

Revenue from hardware and software to non-related parties increased by ¥18.4 million mainly due to the increased orders of waste water treatment products and furnaces. The gross profit from hardware and software sales to non-related parties increased by ¥9.1 million (approximately $1.3 million) compared to the same period of last year.

	For the Years Ended
	June 30,
			Increase /	Percentage
	2016	2017	(Decrease)	Change
Total revenues-service	¥1,183,352	¥72,170	¥(1,111,182)	(93.9)%
Cost of revenues -service	748,429	-	(748,429)	(100.0)%
Gross profit	¥434,923	¥72,170	¥(362,753)	(83.4)%
Margin %	36.8%	100.0%	63.2%	—

Service revenue for the year ended June 30, 2016 and 2017 consisted mainly of maintenance services, which were provided upon request by customers. Our clients required more maintenance services for the year ended June 30, 2016 as maintenance requests outpaced the purchase of new equipment due to industry softness, and we believe margin level is reasonable.

Operating Expenses

	For the Years Ended
	June 30,
			Increase /	Percentage
	2016	2017	(Decrease)	Change
Selling and distribution expenses	¥5,630,715	¥4,458,218	¥(1,172,497)	(20.8)%
% of revenue	13.2%	7.4%	(5.8)%	—
General and administrative expenses	20,195,701	32,751,142	12,555,441	62.2%
% of revenue	47.3%	54.5%	7.2%	—
Provision for doubtful accounts	14,475,074	1,766,286	(12,708,788)	(87.8)%
% of revenue	33.9%	2.9%	(31.0)%	—
Research and development expenses	6,856,522	7,599,340	742,818	10.8%
% of revenue	16.0%	12.7%	(3.3)%	—
Operating expenses	¥47,158,012	¥46,574,986	¥(583,026)	(1.2)%

Selling and Distribution Expenses.  Selling and distribution expenses consist primarily of salaries and related expenditures of our sales and marketing organization, sales commissions, costs of our marketing programs including traveling charges, advertising and trade shows, and an allocation of our facilities, depreciation expenses and rental expense, as well as shipping charges. Selling expenses decreased by ¥1.2 million (approximately $0.2 million) for the year ended June 30, 2017 compared to the same period in 2016. This decrease was primarily due to a decrease in service fees and shipping charges, as we began working with qualified vendors located closer to our customers. Selling expenses were 7.4% of total revenues for the year ended June 30, 2017 and 13.2% of total revenues in the same period of 2016.

General and Administrative Expenses. General and administrative expenses consist primarily of costs in human resources, facilities costs, depreciation expenses, professional advisor fees, audit fees, stock based compensation expense and other miscellaneous expenses incurred in connection with general operations. General and administrative expenses increased by 62.2% or ¥12.6 million ($1.9 million), from ¥20.2 million in the year ended June 30, 2016 to ¥32.8 million (approximately $4.8 million) in the same period of 2017. The increase in general and administrative expenses was mainly due to an increase in salaries, consulting fees, investors relationship expenses and share based compensation. General and administrative expenses were 54.5% of total revenues in the year ended June 30, 2017 and 47.3% of total revenues in the same period of 2016.

Provision for doubtful accounts.  Provision for doubtful accounts is the estimated amount of bad debt that will arise from accounts receivables, other receivables and purchase advances. We recorded a provision for doubtful accounts of ¥14.5 million for the year ended June 30, 2016 and ¥1.8 million (approximately $0.3 million) for the same period in 2017. The decrease in provision of doubtful accounts mainly resulted from management’s efforts to enhance collection of receivables.

Research and development (“R&D”) expenses.  Research and development expenses consist primarily of salaries and related expenditures for our research and development projects. Research and development expenses increased from approximately ¥6.9 million for the year ended June 30, 2016 to ¥7.6 million (approximately $1.1 million) for the same period of 2017. This increase was primarily due to more research and development expense spent on design of chemical products used for waste water treatment and digital oilfield models and platform.

Net Income

	For the Years Ended
	June 30,
			Increase /	Percentage
	2016	2017	(Decrease)	Change
Loss from operations	¥(39,911,129)	¥(30,611,484)	¥(9,299,645)	(23.3)%
Interest and other expense	(425,603)	(284,417)	(141,186)	(33.2)%
Loss before income taxes	(40,336,732)	(30,895,901)	(9,440,831)	(23.4)%
Provision for income taxes	545,845	307,900	(237,945)	(43.6)%
Net loss	(40,882,577)	(31,203,801)	(9,678,776)	(23.7)%
Less: Net income attributable to non-controlling interest	-	241,346	241,346	100.0%
Net loss attributable to Recon Technology, Ltd	¥(40,882,577)	¥(31,445,147)	¥(9,437,430)	(23.1)%

Loss from operations.  Loss from operations was ¥30.6 million (approximately $4.5 million) for the year ended June 30, 2017, compared to a loss of ¥39.9 million for the same period of 2016. This ¥9.3 million ($1.4 million) decrease in loss from operations was primary due to an increase in gross profit, as well as a decrease in provision for doubtful accounts and partly offset by increased general and administrative expenses as discussed above.

Interest and other expense. Interest and other expense was ¥0.3 million (approximately $42 thousand) for the year ended June 30, 2017, compared to interest and other expense of ¥0.4 million for the same period of 2016. The ¥0.1 million ($20.8 thousand) decrease in interest and other expense was primarily due to the decreased interest expense of ¥0.4 million resulted from a decrease in short-term borrowings and partly offset by decreased subsidy income and interest income of ¥0.3 million.

Provision for income taxes. Provision for income tax was ¥0.3 million (approximately $45.4 thousand) for the year ended June 30, 2017, compared to ¥0.5 million for the same period of 2016. This decrease in provision for income taxes was mainly due to the allowance of Nanjing Recon recorded for deferred tax assets and income tax payable true-up during the year ended June 30, 2016.

Net loss. As a result of the factors described above, net loss was ¥31.2 million (approximately $4.6 million) for the year ended June 30, 2017, a decrease of ¥9.7 million (approximately $1.4 million) from net loss of ¥40.9 million for the same period of 2016.

Years Ended June 30, 2015 Compared to Years Ended June 30, 2016

Revenue

	For the Years Ended
	June 30,
			Increase /	Percentage
	2015	2016	(Decrease)	Change
Hardware and software- non-related parties	¥48,980,953	¥41,544,925	¥(7,436,028)	(15.2)%
Hardware and software - related parties	2,428,173	-	(2,428,173)	(100.0)%
Service	103,774	1,183,352	1,079,578	1,040.3%
Total revenues	¥51,512,900	¥42,728,277	¥(8,784,623)	(17.1)%

Our total revenues for the year ended June 30, 2016 were ¥42.7 million (approximately$ 6.4 million), a decrease of approximately ¥8.8 million or 17.1% from ¥51.5 million for the year ended June 30, 2015. The overall decrease in revenue was mainly caused by decreased revenue our hardware and software revenue, which includes revenue from automation products and embedded software, equipment and accessories. The decrease in hardware and software revenue was mainly caused by lowered requirements of equipment or furnaces for the first half of fiscal year 2016. Also, unfavorable industry trends caused by low oil prices led to intense price competition; thus, the unit price for furnaces also decreased compared to prior levels.

Revenue – Hardware and software- non-related parties

	For the year Ended
	June 30
			Increase /	Percentage
	2015	2016	(Decrease)	Change
Automation product and software	¥23,434,794	¥26,171,906	¥2,737,112	11.7%
Equipment and accessories	25,546,159	13,038,562	(12,507,597)	(49.0)%
Waste water treatment products	-	2,334,457	2,334,457	100.0%
Total revenue - Hardware and software- non-related parties	¥48,980,953	¥41,544,925	¥(7,436,028)	(15.2)%

(1)	Revenue from automation products and embedded software increased slightly by ¥2.7 million (approximately $0.4 million).

(2)	As shown above, the overall decrease in revenue was mainly affected by equipment sales decreases due to lowered requirements of equipment and furnaces and consignment-sales of accessories. By far, oilfield companies prefer repairing rather than replacing equipment to save costs during periods of lower oil prices and less production activities. Management expects requirements for such equipment may still maintain at current low levels and revenue from furnaces and other equipment are unlikely to rebound in the short term.

(3)	During fiscal year 2016, the Company expanded the new market of oilfield waste water treatment products. Even though production activities for our clients decreased, requirements for oilfield production safety and environmental production increased. Based on our long-term cooperation with clients and our reputation in oilfield operations, we developed our own chemical products and achieved major orders for this type of revenue.

Revenue – Hardware and software-related parties

After we achieved business entrance certification in the name of Recon and could cooperate with oilfield customers directly two years ago, we no longer required the services of a related party with such certification and, accordingly, revenue from related-parties decreased. As of a result, there was no revenue or cost of hardware and software from related parties during fiscal year 2016, since we developed business directly with oilfields, rather than cooperation with local agencies, which were our related parties.

Revenue – Service

Service revenue for the years ended June 30, 2015 and 2016 consisted mainly of maintenance services, which were provided upon request by customers. Increase of service revenue was mainly caused by increased needs for furnace maintenance, rather than the purchase of new equipment.

Cost and Margin

	For the Years Ended
	June 30,
			Increase /	Percentage
	2015	2016	(Decrease)	Change
Total revenues	¥51,512,900	¥42,728,277	¥(8,784,623)	(17.1)%
Cost of revenues	41,400,727	35,481,394	(5,919,333)	(14.3)%
Gross profit	¥10,112,173	¥7,246,883	¥(2,865,290)	(28.3)%
Margin %	19.6%	17.0%	(2.6)%	—

Cost of Revenues. Our cost of revenues includes raw materials and costs related to design, implementation, delivery and maintenance of products and services. All materials and components we need can be purchased or manufactured by subcontractors. Usually the prices of electronic components do not fluctuate dramatically due to market competition and will not significantly affect our cost of revenues. However, specialized equipment and incentive chemical products may be directly influenced by metal and oil price fluctuations. Additionally, the prices of some imported accessories mandated by our customers can also affect our costs. Inventory reserve for changes in price level, impairment of inventory, slow moving inventory or other similar causes will also affect our cost.

Our cost of revenues decreased from ¥41.4 million in the year ended June 30, 2015 to ¥35.5 million (approximately $5.3 million) for the same period in 2016, a decrease of ¥5.9 million (approximately $0.9 million), or 14.3%. This decrease was mainly caused by lower revenue during the year ended June 30, 2016 compared to the same period of 2015.

Gross Profit. Our gross profit decreased to ¥7.2 million (approximately $1.1 million) for the year ended June 30, 2016 from approximately ¥10.1 million for the same period in 2015. Our gross profit as a percentage of revenue decreased to 17.0% for the year ended June 30, 2016 from 19.6% for the same period in 2015. This was mainly due to lower margin pricing decision under current market pressure affected by low oil prices and decreased operation activities of clients.

In more detail:

	For the Years Ended
	June 30,
			Increase /	Percentage
	2015	2016	(Decrease)	Change
Total revenues-hardware and software- non related parties	¥48,980,953	¥41,544,925	¥(7,436,028)	(15.2)%
Cost of revenues -hardware and software- non related parties	41,373,566	34,732,965	(6,640,601)	(16.1)%
Gross profit	¥7,607,387	¥6,811,960	¥(795,427)	(10.5)%
Margin %	15.5%	16.4%	0.9%	—

Revenue from hardware and software to non-related parties decreased by ¥7.4 million (approximately $1.1 million) mainly due to the decreased orders of furnaces as the Company is continually facing pressure from tough competition. The gross profit from hardware and software sales to non-related parties decreased ¥0.8 million (approximately $0.1 million) compared to the same period of last year.

	For the Years Ended
	June 30,
			Increase /	Percentage
	2015	2016	(Decrease)	Change
Total revenues-hardware and software - related parties	¥2,428,173	¥-	¥(2,428,173)	(100.0)%
Cost of revenues -hardware and software - related parties	27,161	-	(27,161)	(100.0)%
Gross profit	¥2,401,012	¥-	¥(2,401,012)	(100.0)%
Margin %	98.9%	0.0%	98.9%	—

After the Company achieved business entrance certification and was able to cooperate with oilfield customers directly two years ago, we no longer required the services of a related party with such certification and, accordingly, revenue from related-parties decreased. As of result, there was no revenue or cost of hardware and software from related parties during 2016, since we developed business directly with oilfields, rather than cooperation with local agencies, which were our related parties.

	For the Years Ended
	June 30,
			Increase /	Percentage
	2015	2016	(Decrease)	Change
Total revenues-service	¥103,774	¥1,183,352	¥1,079,578	1,040.3%
Cost of revenues -service	-	748,429	748,429	100.0%
Gross profit	¥103,774	¥434,923	¥331,149	319.1%
Margin %	100.0%	36.8%	(63.2%)	—

Service revenue for the year ended June 30, 2015 and 2016 consisted mainly of maintenance services, which were provided upon request by customers. Our clients required more maintenance services for this year as maintenance requests outpaced the purchase of new equipment due to industry softness, and we believe margin level is reasonable.

Operating Expenses

	For the Years Ended
	June 30,
			Increase /	Percentage
	2015	2016	(Decrease)	Change
Selling and distribution expenses	11,312,452	5,630,715	(5,681,737)	(50.2)%
% of revenue	22.0%	13.2%	(8.8)%	—
General and administrative expenses	26,894,273	20,195,701	(6,698,572)	(24.9)%
% of revenue	52.2%	47.3%	(4.9)%	—
Provision for doubtful accounts	3,252,868	14,475,074	11,222,206	345.0%
% of revenue	6.3%	33.9%	27.6%	—
Research and development expenses	4,168,813	6,856,522	2,687,709	64.5%
% of revenue	8.1%	16.0%	7.9%	—
Operating expenses	¥45,628,406	¥47,158,012	¥1,529,606	3.4%

Selling and Distribution Expenses.  Selling and distribution expenses consist primarily of salaries and related expenditures of our sales and marketing organization, sales commissions, costs of our marketing programs including traveling charges, advertising and trade shows, and an allocation of our facilities, depreciation expenses and rental expense, as well as shipping charges. Selling expenses decreased ¥5.7 million for the year ended June 30, 2016 compared to the same period in 2015. This decrease was primarily due to a decrease in service fees and meal and entertainment fees. Selling expenses were 22.0% of total revenues in the year ended June 30, 2015 and 13.2% of total revenues in the same period of 2016.

General and Administrative Expenses. General and administrative expenses consist primarily of costs in human resources, facilities costs, depreciation expenses, professional advisor fees, audit fees, share based compensation expenses, and other miscellaneous expenses incurred in connection with general operations. General and administrative expenses decreased by 24.9% or ¥6.7 million (approximately $1.0 million), from ¥26.9 million in the year ended June 30, 2015 to ¥20.2 million (approximately $3.0 million) in the same period of 2016. General and administrative expenses were 47.3% of total revenues in the year ended June 30, 2016 and 52.2% of total revenues in the same period of 2015. The decrease in general and administrative expenses was mainly due to a decrease in consulting fee.

Provision for doubtful accounts. Provision for doubtful accounts is the estimated amount of bad debt that will arise from accounts receivables, other receivables and purchase advances. We recorded a provision for doubtful accounts of ¥3.3 million for the year ended June 30, 2015 and ¥14.5 million (approximately $2.1 million) for the same period in 2016. The increase in provision of doubtful accounts was mainly caused by provision for purchase advances. During the last few years, we made various down payments for some customized products with a non-refundable requirement. As those projects were canceled or postponed due to unfavorable industry conditions, management recorded a provision for these down payments while still trying to minimize the potential losses.

Research and development (“R&D”) expenses. Research and development expenses consist primarily of salaries and related expenditures for our research and development projects. Research and development expenses increased from ¥4.2 million for the year ended June 30, 2015 to ¥6.9 million (approximately $1.0 million) for the same period of 2016. This increase was primarily due to more research and development expense spent on design of downhole automation platform systems and chemical products used for waste water treatment.

Net Income

	For the Years Ended
	June 30,
			Increase /	Percentage
	2015	2016	(Decrease)	Change
Loss from operations	¥(35,516,233)	¥(39,911,129)	¥(4,394,896)	(12.4)%
Interest and other income (expense)	1,507,770	(425,603)	(1,933,373)	(128.2)%
Loss before income taxes	(34,008,463)	(40,336,732)	(6,328,269)	(18.6)%
Provision (benefit) for income taxes	(2,552,075)	545,845	3,097,920	(121.4)%
Net loss	(31,456,388)	(40,882,577)	(9,426,189)	(30.0)%
Less: Net income attributable to non-controlling interest	-	-	-	0.0%
Net loss attributable to Recon Technology, Ltd	¥(31,456,388)	¥(40,882,577)	¥(9,426,189)	(30.0)%

Loss from operations.  Loss from operations was ¥39.9 million (approximately $6.0 million) for the year ended June 30, 2016, compared to a loss of ¥35.5 million for the same period of 2015. This increase in loss from operations was primary due to a decrease in gross profit and an increase in R&D expenses and general and administrative expenses, partially offset by a decrease in selling and distribution expenses.

Interest and other income (expense). Interest expense, net and other expense was ¥0.4 million (approximately $0.06 million) for the year ended June 30, 2016, compared to interest expense, net and other income of ¥1.5 million for the same period of 2015. The ¥1.9 million (approximately $0.3 million) decrease in interest and other income was primarily due to gain from change in fair value of warrants liability while there was no such gain for the current period.

Provision (benefit) for income tax. Benefit for income tax for the year ended June 30, 2015 was ¥2.6 million. Provision for income tax was ¥0.5 million (approximately $0.1 million) for the year ended June 30, 2016. This increase in provision for income tax was mainly due to the allowance recorded for deferred tax assets and income tax payable true-up during the year ended June 30, 2016. During this period, based on available evidence, management concluded that it was more likely than not that there would be no sufficient deductible income in future years and reevaluated the deferred tax assets and the adjustment was recorded as part of the total income tax provision.

Net loss. As a result of the factors described above, net loss was ¥40.9 million (approximately $6.2 million) for the year ended June 30, 2016, an increase of ¥9.4 million (approximately $1.4 million) from net loss of ¥31.5 million for the same period of 2015.

Liquidity and Capital Resources

As of June 30, 2017, we had cash in the amount of approximately ¥3.8 million ($0.6 million). As of June 30, 2016, we had cash in the amount of approximately ¥1.8 million.

Indebtedness. As of June 30, 2017, except for approximately ¥10.2 million ($1.5 million) of short-term borrowings from related parties, and ¥0.3 million ($44.3 thousand) of short-term borrowings from third parties, we did not have any finance leases or purchase commitments, guarantees or other material contingent liabilities.

Holding Company Structure. We are a holding company with no operations of our own. All of our operations are conducted through our Domestic Companies. As a result, our ability to pay dividends and to finance any debt that we may incur is dependent upon the receipt of dividends and other distributions from the Domestic Companies. In addition, Chinese legal restrictions permit payment of dividends to us by our Domestic Companies only out of their respective accumulated net profits, if any, determined in accordance with Chinese accounting standards and regulations. Under Chinese law, our Domestic Companies are required to set aside a portion (at least 10%) of their after-tax net income (after discharging all cumulated loss), if any, each year for compulsory statutory reserve until the amount of the reserve reaches 50% of our Domestic Companies’ registered capital. These funds may be distributed to shareholders at the time of each Domestic Company’s wind up.

Off-Balance Sheet Arrangements. We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Capital Resources. To date we have financed our operations primarily through cash flows from operations and short-term borrowings due to related parties. As of June 30, 2017, we had total assets of ¥71.2 million (approximately $10.5 million), which includes cash of ¥3.8 million (approximately $0.6 million), net accounts receivable due from third parties of ¥39.4 million (approximately $5.8 million), and working capital of ¥38.9 million (approximately $5.7 million). Shareholders' equity amounted to ¥33.2 million (approximately $4.9 million).

Cash from Operating Activities. Net cash provided by operating activities was ¥5.7 million (approximately $0.8 million) for the year ended June 30, 2017. This was an increase of approximately ¥6.0 million ($0.9 million) compared to net cash used in operating activities of approximately ¥0.3 million for the year ended June 30, 2016. The increase in net cash provided by operating activities for the year ended June 30, 2017 was primarily attributable to the net loss available to the Company in the amount of ¥31.2 million (approximately $4.6 million), share based compensation of ¥2.0 million (approximately $0.3 million), restricted shares issued for management of ¥12.9 million (approximately $1.9 million) and restricted shares issued for services of ¥8.4 million (approximately $1.2 million), and collections of other receivable, an increase in accrued payroll and employees' welfare and a decrease in inventory, partly offset by an increase in purchase advances.

Cash from Investing Activities. Net cash used in investing activities was approximately ¥0.6 million (approximately $86,500 thousand) for the year ended June 30, 2017, which was an increase in cash used in investing activities of approximately ¥0.5 million compared to the same period in 2016. The increase is due to an increase in the Company’s purchases of additional property and equipment.

Cash from Financing Activities. Net cash used in financing activities amounted to ¥3.1 million (approximately $0.5 million) for the year ended June 30, 2017, as compared to net cash used in financing activities of $10.2 million for the same period in 2016. During the year ended June 30, 2017, we repaid ¥16.0 million (approximately $2.4 million) in short-term borrowings to two related parties and repaid ¥1.3 million (approximately $0.2 million) in short-term borrowings to two third-parties, and we received ¥13.1 million (approximately $1.9 million) from three related parties and ¥1.1 million (approximately $0.2 million) from two third-parties.

Working Capital.  Total working capital as of June 30, 2017 amounted to ¥38.9 million (approximately $5.7 million), compared to ¥44.5 million as of June 30, 2016. Total current assets as of June 30, 2017 amounted to ¥68.4 million (approximately $10.1 million), a decrease of ¥5.9 million (approximately $0.9 million) compared to approximately ¥74.3 million at June 30, 2016. The decrease in total current assets at June 30, 2017 compared to June 30, 2016 was mainly due to a decrease in other receivables, partially offset by an increase in purchase advances and cash.

Current liabilities amounted to ¥29.4 million (approximately $4.3 million) at June 30, 2017, in comparison to ¥29.9 million at June 30, 2016. This decrease of liabilities was attributable mainly to a decrease in short-term borrowings-related parties, partially offset by an increase in trade accounts payable and accrued payroll and employees' welfare.

Capital Needs. With the uncertainty of the current market, our management believes it is necessary to enhance collection of outstanding accounts receivable and other receivables, and to be cautious on operational decisions and project selection. Our management believes that our current operations can satisfy our daily working capital needs. We may also raise capital through public offerings or private placements of our securities to finance our development of our business and to consummate any merger and acquisition, if necessary.

 Tabular Disclosure of Contractual Obligations

Below is a table setting forth all of our contractual obligations as of June 30, 2017, which consists of our short-term loan agreements, loans from third parties and due to related parties:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Short-term debt obligations	¥10,168,008	¥10,168,008	¥-	¥-	¥-
Operating lease obligations	3,232,000	1,800,000	1,432,000	-	-
Loans from third parties	300,000	300,000	-	-	-
Due to related parties	3,314,019	3,314,019	-	-	-
Total	¥17,014,027	¥15,582,027	¥1,432,000	¥-	¥-

Safe Harbor

See “SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS.”

Item 6.                   Directors, Senior Management and Employees

A. Directors and Senior Management

Executive Officers and Directors

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Position Held
Mr. Yin Shenping	48	Chief Executive Officer and Director
Ms. Liu Jia	34	Chief Financial Officer
Mr. Chen Guangqiang	54	Chief Technology Officer and Director
Mr. Zhao Shudong	71	Independent Director
Mr. Nelson N.S. Wong	55	Independent Director (Audit Committee Chair)
Mr. Hu Jijun	52	Independent Director

Yin Shenping. Mr. Yin has been our Chief Executive Officer and a director since the Company’s inception. In 2003, Mr. Yin founded Nanjing Recon, a Chinese company that provides services to automate and enhance the extraction of petroleum in China, and has been the Chief Executive Officer since that time. Prior to founding Nanjing Recon, Mr. Yin served as a sales manager for Fujian Haitian Network Company from 1992 through 1994. Mr. Yin has founded and operated a number of companies engaged in the IT industry including: Xiamen Hengda Haitian Computer Network Co., Ltd. (1994), Baotou Hengda Haitian Computer Network Co., Ltd. (1997) and Beijing Jingke Haitian Electronic Technology Development Co., Ltd. (1999), and Jingsu Huasheng Information Technology Co., Ltd. (2000). In 2000, Mr. Yin merged the former Nanjing Kingsley Software Engineering Co., Ltd. into Nanjing Recon. Mr. Yin received his bachelor’s degree in 1991 from Nanjing Agricultural University in information systems. Mr. Yin was chosen as a director of the Company because as one of the founders of the Company, we believe his knowledge of the Company and years of experience in our industry give him the ability to guide the Company as a director.

Liu Jia. Ms. Liu has served as our Chief Financial Officer since 2008. Ms. Liu received her bachelor’s degree in 2006 from Beijing University of Chemical Technology, School of Economics and Management and her master’s degree in industrial economics in 2009 from Beijing Wuzi University.

Chen Guangqiang. Mr. Chen has served as our Chief Technology Officer and director since our inception. Mr. Chen was a geological engineer for the Fourth Oil Extraction Plant of Huabei Oil Field from 1985 through 1993. From 1993 through 1999, Mr. Chen was a chief engineer for Xinda Company, CNPC Development Bureau. From 1999 through 2003, Mr. Chen served as the general manager of Beijing Adar. Mr. Chen received his bachelor’s degree in 1985 from Southwest Petroleum Institute. Mr. Chen was appointed to the position of director because he is one of the founders of the Company and we believe we can benefit from his many years of engineering experience and management experience in the oil extraction industry.

Nelson N.S. Wong. Mr. Wong joined our Board of Directors in 2008. Prior to joining our Board, in 1990 Mr. Wong joined the Vigers Group, a real estate company that provides services in valuation, corporate property services, investment advisory services, general practice surveying, building surveying, commercial, in both retail and industrial agency, and property and facilities management. Mr. Wong became the Vice Chairman and CEO of the Vigers Group in 1993. In 1995 Mr. Wong established the ACN Group, a business consulting firm, where he has worked continuously and continues to serve as the Chairman and Managing Partner. Mr. Wong received a bachelor’s degree in arts from the PLA Institute of International Relations in Nanjing in 1983. Mr. Wong was appointed to the position of director because we believe we can benefit from his leadership skills and management experience.

Hu Jijun. Mr. Hu joined our Board of Directors in 2008. Prior to joining our Board, from 1988 to 2003, Mr. Hu served in a variety of positions at No. 2 test-drill plant, including technician of installation, assets equipment work, electrical installation, control room production dispatcher, Deputy Chief Engineer of the Technology Battalion, and Deputy Director of Production. From 2003 to 2005 he served as Head of the Integrated Battalion and he is currently the Head of the Transport Battalion, Senior Electric Engineer. Mr. Hu graduated as an automated professional from the China University of Petroleum in 1988. Mr. Hu was appointed to the position of a director because we believe his years of experience and knowledge gained while working at our No. 2 test-drill plant will prove beneficial to the guidance of the Company.

Zhao Shudong. Mr. Zhao joined our Board of Directors in 2013. Mr. Zhao spent over 30 years working in the oilfield industry prior to retiring from full-time work in 2006. From 1970 to 1976, Mr. Zhao worked as a technician in the Daqing oilfield. From 1976 to 1982, Mr. Zhao served as the vice director of the Hubei Oilfield Generalized Geologic Technical Research Institute. Mr. Zhao then spent 11 years as a director and section chief at the Scientific and Technological Development Department of the Huabei Petroleum Administrative Bureau. He was subsequently appointed Chief Geologist of the bureau, a position he held from 1993 to 1999. From 1999 to 2006, Mr. Zhao served as the General Manager of the Huabei Oilfield Company of CNPC. Mr. Zhao studied at the Northeast Petroleum Institute from 1965 to 1970. Mr. Zhao has been chosen as a director nominee because of his extensive experience in the oilfield industry.

Employment Agreements

We have employment agreements with each of our Chief Executive Officer, Chief Technology Officer and Chief Financial Officer. With the exception of the employment agreement with our Chief Financial Officer, each of these employment agreements provides for an indefinite term. Such employment agreements may be terminated (1) if the employee gives written notice of his or her intention to resign, (2) the employee is absent from three consecutive meetings of the board of directors, without special leave of absence from the other members of the board of directors, and the board of directors passes a resolution that such employee has vacated his office, or (3) the death, bankruptcy or mental incapacity of the employee. The employment agreement for our Chief Financial Officer provides for a one-year term, which expired on March 12, 2017, and the parties have continued to operate under the terms of this agreement since its expiration. Such employment agreement may be terminated if Ms. Liu gives thirty days’ written notice of her intention to resign, or if the board of directors determines she can no longer perform her duties as Chief Financial Officer and provides her with thirty days’ written notice of termination.

Under Chinese law, we may only terminate employment agreements without cause and without penalty by providing notice of non-renewal one month prior to the date on which the employment agreement is scheduled to expire. If we fail to provide this notice or if we wish to terminate an employment agreement in the absence of cause, then we are obligated to pay the employee one month’s salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without penalty to our company, where the employee has committed a crime or the employee’s actions or inactions have resulted in a material adverse effect to us.

B. Compensation

The following table shows the annual compensation paid by us to Mr. Yin Shenping, our Chief Executive Officer, for the years ended June 30, 2017 and 2016. No other employee or officer received more than $100,000 in total compensation in 2017 or 2016.

Summary Executive Compensation Table

Name and principal position	Year	Salary	Bonus	Option Awards			Restricted Stock Awards		Total
Yin Shenping, Principal Executive Officer	2017	$125,590	$7,272		$—		$2,224,575	(1)(2)(4)(5)(6)	$2,357,437
	2016	$125,975	$10,000	$			$281,600	(1)(2)(4)	$417,575
Liu Jia Chief Financial Officer	2017	$80,000	$4,500		$—	(3)	$478,950	(4)(5)(6)	$563,450
	2016	$80,000	$7,525		$—	(3)	31,680	(4)	$119,205
Chen Guangqiang, Chief Technology Officer	2017	$115,000	$5,272		$—		$2,224,575	(1)(2)(4)(5)(6)	$2,344,847
	2016	$115,893	$10,000		$—		$281,600	(1)(2)(4)	$407,493

(1)	On December 13, 2013, the Company granted 95,181 restricted shares to Mr. Yin at an aggregate grant date fair value of $284,591 and 135,181 restricted shares to Mr. Chen at an aggregate grant date fair value of $404,191, based on the stock closing price of $2.99 at December 13, 2013. These restricted shares will vest over three years with one third of the shares vesting every year from the grant date. These restricted shares granted in fiscal 2014 are not reflected in the Summary Executive Compensation Table.

(2)	On January 31, 2015, the Company granted 150,000 restricted shares to Mr. Yin at an aggregate grant date fair value of $247,500 and 150,000 restricted shares to Mr. Chen at an aggregate grant date fair value of $247,500, based on the stock closing price of $1.65 at January 31, 2015. These restricted shares will vest over three years with one third of the shares vesting every year from the grant date. These restricted shares granted in fiscal 2015 are not reflected in the Summary Executive Compensation Table.

(3)	On January 31, 2015, the Company granted 32,000 options to Ms. Liu Jia. These options vest over a period of three years, one third of which vest on January 31 of each year beginning in 2016. The grant date fair value of such options was $1.65 per underlying share. These options granted in fiscal 2015 are not reflected in the Summary Executive Compensation Table.

(4)	On October 18, 2015, the Company granted 320,000 restricted shares to Mr. Yin at an aggregate grant date fair value of $281,600, 320,000 restricted shares to Mr. Chen at an aggregate grant date fair value of $281,600, and 36,000 restricted shares to Ms. Liu at an aggregate grant date fair value of $31,680, based on the stock closing price of $0.88 at October 16, 2015. These restricted shares will vest over three years with one third of the shares vesting every year from the grant date.

(5)	On July 27, 2016, the Company granted 360,000 restricted shares to Mr. Yin at an aggregate grant date fair value of $396,000, 360,000 restricted shares to Mr. Chen at an aggregate grant date fair value of $396,000, and 66,000 restricted shares to Ms. Liu at an aggregate grant date fair value of $72,600, based on the stock closing price of $1.10 at July 27, 2016. These restricted shares will vest over three years with one third of the shares vesting every year from the grant date.

(6)	On December 9, 2016, the Company approved management's new plan based on potential performance for the coming three fiscal years from fiscal 2017 to fiscal 2019. During fiscal year 2017, 3,010,000 shares were issued in front and they are forfeited and cancelled automatically in the event the company fails to meet certain operating performance goals. For more details, please see our current report in the form 6-K filed on December 9, 2016. The amortized compensation for fiscal year 2017 was aggregated to ¥7,449,818 ($1,080,000), based on the stock closing price of $1.35 at December 9, 2016. Among the 3,010,000 shares, assuming the maximum performance will be achieved, the Company granted 1,354,500 restricted shares to Mr. Yin at an aggregate grant date fair value of $1,828,575, 1,354,500 restricted shares to Mr. Chen at an aggregate grant date fair value of $1,828,575 and 301,000 restricted shares to Ms. Liu at an aggregate grant date fair value of $406,350.

Director Compensation

All directors hold office until the expiration of their respective terms and until their successors have been duly elected and qualified. There are no family relationships among our directors or executive officers. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors and non-voting observers do not receive any compensation for their services. Non-employee directors are entitled to receive $2,000 per Board of Directors meeting attended. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each Board of Directors meeting attended.

Summary Director Compensation Table

Name(1)	Fees earned or paid in cash	Option Awards	Total(2)
Nelson N.S. Wong	$8,000	$33,000	$41,000
Hu Jijun	$8,000	$33,000	$41,000
Zhao Shudong	$8,000	$33,000	$41,000

(1)	Compensation for our directors Yin Shenping and Chen Guangqiang, who also serve as executive officers, is fully disclosed in the executive compensation table.

(2)	None of the directors received any ordinary share awards, nonqualified deferred compensation earnings or non-equity incentive plan compensation in fiscal year 2017.

55

(3)

On January 31, 2015, the Company granted 25,000 options to Mr. Nelson N.S. Wong. These options vest over a period of three years, and one third of them vest on January 31 of each year beginning in 2016. The grant date fair value of such options was $1.65 per underlying share. On October 18, 2015, the Company granted 30,000 restricted shares to Mr. Nelson N.S. Wong, which vests over a period of three years, and one third of them vest on October 17 of each year beginning in 2016. The grant date fair value of such options was $0.88 per underlying share. These options granted in fiscal 2015 and 2016 are not reflected in the Summary Director Compensation Table. On July 27, 2016, the Company granted 30,000 options to Mr. Nelson N.S. Wong, which vest over a period of three years, one third of which vest on July 27 of each year beginning in 2017. The grant date fair value of such options was $1.10 per underlying share.

(4)

On January 31, 2015, the Company granted 25,000 options to Mr. Hu Jijun, which vest over a period of three years, and one third of them vest on January 31 of each year beginning in 2016. The grant date fair value of such options was $1.65 per underlying share. On October 18, 2015, the Company granted 30,000 restricted shares to Mr. Nelson N.S. Wong, which vests over a period of three years and one third of them vest on October 17 of each year beginning in 2016. The grant date fair value of such options was $0.88 per underlying share. These options granted in fiscal 2015 and 2016 are not reflected in the Summary Director Compensation Table. On July 27, 2016, the Company granted 30,000 options to Mr. Hu Jijun, which options vest over a period of three years, one third of which vest on July 27 of each year beginning in 2017. The grant date fair value of such options was $1.10 per underlying share.

(5)	On January 31, 2015, the Company granted 18,000 options to Mr. Hu Jijun, which vest over a period of three years and one third of them vest on January 31 of each year beginning in 2016. The grant date fair value of such options was $1.65 per underlying share. On October 18, 2015, the Company granted 30,000 restricted shares to Mr. Nelson N.S. Wong, which vests over a period of three years and one third of them vest on October 17 of each year beginning in 2016. The grant date fair value of such options was $0.88 per underlying share. These options granted in fiscal 2015 and 2016 are not reflected in the Summary Director Compensation Table. On July 27, 2016, the Company granted 30,000 options to Mr. Zhao Shudong, which options vest over a period of three years and one third of them vest on July 27 of each year beginning in 2017. The grant date fair value of such options was $1.10 per underlying share.

The following table summarizes, as of June 30, 2017, the outstanding options and restricted shares that we granted to our current directors and executive officers and to other individuals as a group.

	Common shares
	underlying options
	awarded/Restricted			Exercise price
Name	Share Units			(US$/share)	Date of grant	Date of expiration
Yin Shenping	*			6.00	7/29/2009	7/28/2019
	*			2.96	3/26/2012	3/26/2022
	*	(1	)(2)	—	1/31/2015	1/31/2018
	213,333	(1)		—	10/18/2015	10/18/2018
	360,000	(1)		—	7/26/2016	7/26/2019
	1,354,500	(1)		—	12/9/2016	Filing date of the annual report for FY 2019
Jia Liu	*			6.00	7/29/2009	7/28/2019
	*			1.65	1/31/2015	1/31/2025
	*	(1)		—	10/18/2015	10/18/2018
	*	(1)		—	7/26/2016	7/26/2019
	301,000			—	12/9/2016	Filing date of the annual report for FY 2019
Chen Guangqiang	*			6.00	7/29/2009	7/28/2019
	*			2.96	3/26/2012	3/26/2022
	*	(1	)(2)	—	1/31/2015	1/31/2018
	213,333	(1)		—	10/18/2015	10/18/2018
	360,000	(1)		—	7/26/2016	7/26/2019
	1,354,500	(1)		—	12/9/2016	Filing date of the annual report for FY 2019
Nelson N.S. Wong	*			6.00	7/29/2009	7/28/2019
	*			1.65	1/31/2015	1/31/2025
	*	(1)		—	10/18/2015	10/18/2018
	*	(1)		—	7/26/2016	7/26/2019
Hu Jijun	*			6.00	7/29/2009	7/28/2019
	*			1.65	1/31/2015	1/31/2025
	*	(1)		—	10/18/2015	10/18/2018
	*	(1)		—	7/26/2016	7/26/2019
Zhao Shudong	*			2.96	3/26/2012	3/26/2022
	*			1.65	1/31/2015	1/31/2025
	*	(1)		—	10/18/2015	10/18/2018
	*	(1)		—	7/26/2016	7/26/2019
Other Individuals as a Group	135,600			2.96	3/26/2012	3/26/2022
	300,000			1.65	1/31/2015	1/31/2025
	*	(1)		—	10/18/2015	10/18/2018
	*	(1)		—	7/26/2016	7/26/2019
	200,000	(3)		—	3/15/2017	3/31/2019
	300,000	(3)		—	3/15/2017	3/31/2018
	500,000	(3)		—	3/15/2017	6/15/2017
Total	5,592,266

*	Aggregate number of shares represented by all grants of options or restricted share units to the person account for less than 1% of our total outstanding ordinary shares on an as-converted basis.

(1)	Restricted share units.

(2)	Including 50,000 restricted shares vested but not yet transferred.

(3)	Granted but not yet issued.

C. Board Practices

Board of Directors and Board Committees

Our board of directors currently consists of five members. There are no family relationships between any of our executive officers and directors.

The directors are divided into three classes, as nearly equal in number as the then total number of directors permits. Class I directors faced re-election at our annual general meeting of shareholders in 2014 and every three years thereafter. Class II directors faced re-election at our annual general meeting of shareholders in 2015 and every three years thereafter. Class III directors faced re-election at our annual general meeting of shareholders in 2016 and every three years thereafter.

If the number of directors changes, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly as possible. Any additional directors of a class elected to fill a vacancy resulting from an increase in such class will hold office for a term that coincides with the remaining term of that class. Decreases in the number of directors will not shorten the term of any incumbent director. These board provisions could make it more difficult for third parties to gain control of the Company by making it difficult to replace members of our Board of Directors.

A director may vote in respect of any contract or transaction in which he is interested, provided, however, that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to the Board of Directors consideration and any vote on that matter. A general notice or disclosure to the directors, or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof that a director is a shareholder of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting.

The Board of Directors maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by NASDAQ Stock Market Rule 4200(a)(15). Mr. Zhao, Mr. Wong, and Mr. Hu are our independent directors.

Mr. Yin Shenping currently holds both the positions of Chief Executive Officer and Chairman of the Board. These two positions have not been consolidated into one position; Mr. Yin simply holds both positions at this time. We do not have a lead independent director because of the foregoing reason and also because we believe our independent directors are encouraged to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a smaller reporting company that recently became listed on a public exchange; as such we deem it appropriate to be able to benefit from the guidance of Mr. Yin as both our principal executive officer and Chairman of the Board.

Our Board of Directors plays a significant role in our risk oversight. The Board of Directors makes all relevant Company decisions. As such, it is important for us to have our Chief Executive Officer serve on the Board as he plays a key role in the risk oversight of the Company. As a smaller reporting company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Currently, three committees have been established under the board: the audit committee, the compensation committee and the nominating committee. All of these committees consist solely of independent directors.

The audit committee is responsible for overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company, including the appointment, compensation and oversight of the work of our independent auditors. Mr. Wong qualifies as the audit committee financial expert and serves as the chair of the audit committee.

The compensation committee of the board of directors reviews and makes recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans). Mr. Hu serves as the chair of the compensation committee.

The nominating committee of the board of directors is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. The nominating committee considers diversity of opinion and experience when nominating directors. Mr. Zhao serves as the chair of the nominating committee.

There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to the Company to act in good faith in their dealings with or on behalf of the Company and exercise their powers and fulfill the duties of their office honestly. This duty has four essential elements:

•	a duty to act in good faith in the best interests of the Company;

•	a duty not to personally profit from opportunities that arise from the office of director;

•	a duty to avoid conflicts of interest; and

•	a duty to exercise powers for the purpose for which such powers were intended.

In general, Cayman Islands law imposes various duties on directors of a company with respect to certain matters of management and administration of the Company. In addition to the remedies available under general law, the Companies Law imposes fines on directors who fail to satisfy some of these requirements. However, in many circumstances, an individual is only liable if he is knowingly guilty of the default or knowingly and willfully authorizes or permits the default. In comparison, under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. In addition, under Delaware law, a party challenging the propriety of a decision of the directors bears the burden of rebutting the applicability of the presumptions afforded to directors by the “business judgment rule.” If the presumption is not rebutted, the business judgment rule protects the directors and their decisions, and their business judgments will not be second guessed. If the presumption is rebutted, the directors bear the burden of demonstrating the entire fairness of the relevant transaction. Notwithstanding the foregoing, Delaware courts subject directors’ conduct to enhanced scrutiny in respect of defensive actions taken in response to a threat to corporate control and approval of a transaction resulting in a sale of control of the corporation.

Limitation of Director and Officer Liability

Pursuant to our Amended Memorandum and Articles of Association, every director or officer and the personal representatives of the same shall be indemnified and held harmless out of our assets and funds against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by him or her in or about the conduct of our business or affairs or in the execution or discharge of his or her duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by him in defending (whether successfully or otherwise) any civil proceedings concerning us or our affairs in any court whether in the Cayman Islands or elsewhere. No such director or officer will be liable for: (a) the acts, receipts, neglects, defaults or omissions of any other such Director or officer or agent; or (b) any loss on account of defect of title to any of our properties; or (c) account of the insufficiency of any security in or upon which any of our money shall be invested; or (d) any loss incurred through any bank, broker or other similar person; or (e) any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgment or oversight on his or her part; or (f) any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers authorities, or discretions of his or her office or in relation thereto, unless the same shall happen through his or her own dishonesty, gross negligence or willful default.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities or commodities laws, any laws respecting financial institutions or insurance companies, any law or regulation prohibiting mail or wire fraud in connection with any business entity or been subject to any disciplinary sanctions or orders imposed by a stock, commodities or derivatives exchange or other self-regulatory organization, except for matters that were dismissed without sanction or settlement.

D. Employees

As of June 30, 2017, we employed a total of 71 full-time and 0 part time employees in the following functions:

	Number of Employees
Department	June 30, 2017	June 30, 2016	June 30, 2015
Senior Management	7	10	11
Human Resource & Administration	7	6	6
Finance	6	11	11
Research & Development	32	37	38
Procurement	2	2	2
Sales & Marketing	17	17	12
Total	71	83	80

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. In fiscal year 2017, we contributed approximately $133,402 to the employee benefit plans and social insurance. In fiscal year 2016, we contributed approximately $127,160 to the employee benefit plans and social insurance. In fiscal year 2015, we contributed approximately $123,960 to the employee benefit plans and social insurance. The effect on our liquidity by the payments for these contributions is immaterial. We believe that we are in material compliance with the relevant PRC employment laws.

E. Share Ownership

For information regarding the share ownership of our directors and senior management, see “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.”

Share and Share Options

Share Option Pool

In connection with our initial public offering, we established a pool for share options as our 2009 Stock Incentive Plan (“2009 Incentive Plan”) for the Domestic Companies’ and our employees. This pool contains options to purchase up to 790,362 of our ordinary shares. The options will vest at a rate of 20% per year for five years and have an exercise price of the market price of our shares on the date the options are granted. To date, we issued 564,000 options and 226,362 shares out of this employee share option pool. We initially granted 293,000 options in 2009. We held a shareholder meeting in December 2010 and announced the resignation of three directors, and as a result, 100,000 options were forfeited and went back in the pool. In 2012, we granted an additional 415,000 options and 44,000 options were forfeited and went back to the pool. In the three months ended June 30, 2014, 148,400 vested options from 2012 grants were exercised. As of June 30, 2017, we have 415,600 options outstanding under the 2009 Incentive Plan.

On January 29, 2015, the Company held its 2014 annual general meeting of shareholders, during which the Company’s shareholders approved the Company’s 2015 Stock Incentive Plan (“2015 Incentive Plan”). Pursuant to the 2015 Incentive Plan, we were initially authorized to issue up to an aggregate of Seven Hundred Thousand (700,000) ordinary Shares. Additionally, commencing on the first business day in fiscal year ending June 30, 2016 and on the first business day of each fiscal year thereafter while the 2015 Incentive Plan is in effect, the maximum number of Ordinary Shares available for issuance under this 2015 Incentive Plan during that fiscal year shall be increased such that, as of such first business day, the maximum aggregate number of Ordinary Shares available for issuance under this 2015 Incentive Plan during that fiscal year shall be equal to Fifteen Percent (15%) of the number of total issued and outstanding Ordinary Shares of the Company as recorded by the Company’s transfer agent on the last business day of the prior fiscal year. The Company granted options to purchase 400,000 Ordinary Shares to its employees and non-employee director on January 31, 2015 under the 2015 Incentive Plan. As of June 30, 2017, we have 400,000 options outstanding under this 2015 Incentive Plan.

As of June 30, 2017, we have an aggregate of 815,600 options outstanding under our incentive plans.

Executive Stock Grants

On December 13, 2013, the Company granted 95,181 restricted shares to Mr. Yin Shenping and 135,181 restricted shares to Mr. Chen Guangqiang at an aggregate value of ¥4,207,496 ($688,782), based on the stock closing price of $2.99 at December 13, 2013. These restricted shares will be vested over three years with one third of the shares vesting every year from the grant date. Of these 76,787 restricted shares vested and were issued to Mr. Yin and Mr. Chen on March 24, 2015, and 76,787 restricted shares were vested and issued to Mr. Yin and Chen on July 13, 2016.

On January 31, 2015, the Company granted 150,000 restricted shares to Mr. Yin and 150,000 restricted shares to Mr. Chen at an aggregate value of ¥3,038,558($495,000), based on the stock closing price of $1.65 at January 31, 2015. These restricted shares will vest over three years with one third of the shares vesting every year from the grant date.

On July 11, 2015, the Company’s board approved to reserve 800,000 shares and options under the 2015 Incentive Plan. On October 18, 2015, 800,000 restricted shares were granted to staff under this plan at an aggregate value of ¥4,677,608 ($704,000), based on the stock closing price of $0.88 at October 16, 2015. These restricted shares will vest over three years with one third of the shares vesting every year from the grant date.

On July 23, 2016, the Company’s board approved the reservation of 876,000 shares and options. On July 27, 2016, 876,000 restricted shares were granted to staff pursuant to this authorization.

On December 9, 2016, the Company’s board approved management's new plan based on future performance for the three fiscal years from 2017 to 2019. The Company also agreed on front-issuing of shares based on the optimism situation, thus non-vested 3.01 million shares were issued to management on January 23 2017. The fair value of the restricted shares was $4,063,500 based on the closing stock price $1.35 at December 9, 2016. Prior to the filing of the annual report for the years ending June 30, 2017, 2018 and 2019, the shares granted under this plan may not be sold, transferred, hypothecated, voted or otherwise used for any purpose, and any shares that are not earned as stated above will be automatically cancelled without payment by the transfer agent of the Company.

As of June 30, 2017, we have 5,346,266 non-vested restricted stocks outstanding.

Item 7.                   Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of the date of this report, for each person known by us to beneficially own 5% or more of our ordinary shares, and all of our executive officers and directors individually and as a group. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 7,896,914 Shares, which consists of 6,892,914 Shares outstanding as of September 28, 2017, and 1,004,000 shares subject to options that are exercisable within 60 days after September 28, 2017. These shares do not include the non-vested 3,010,000 shares which were granted to the management on December 9, 2016 and are subject to cancellation. The 1,004,000 shares subject to options are deemed to be outstanding for the purposes of computing the percentage ownership of the individual holding such shares, but are not deemed outstanding for purposes of computing the percentage for any other person shown in the table. Our major shareholders do not possess voting rights that differ from our other shareholders. The address of each of the below shareholders is c/o Recon Technology Ltd, Room 1902, Building C, King Long International Mansion, 9 Fulin Road, Beijing 100107 China.

	Amount of Beneficial Ownership	Percentage Ownership
Yin Shenping (1)	1,288,276	16.31%
Chen Guangqiang (2)	1,304,276	16.52%
Hu Jijun (3)	61,666	* %
Nelson Wong (4)	64,666	* %
Zhao Shudong(5)	51,000	* %
Liu Jia (6)	127,334	1.61
Liu Hui (7)	833,681	10.56%
Chen Yiquan (7)	833,681	10.56%
Total	3,730,899	47.25%
Directors and Executive Officers as a Group (seven members)	2,897,218	36.69%

(1)	Includes 108,000 options to purchase ordinary shares that are exercisable and 276,667 restricted shares that are vested within 60 days after September 28, 2017.

(2)	Includes 80, 000 options to purchase ordinary shares that are exercisable and 276,667 restricted shares that are vested within 60 days after September 28, 2017.

(3)	Includes 31,666 options to purchase ordinary shares that are exercisable and 20,000 restricted shares that are vested that were exercisable within 60 days after September 28, 2017.

(4)	Includes 34,666 options to purchase ordinary shares that are exercisable and 20,000 restricted shares that are vested that were exercisable within 60 days after September 28, 2017.

(5)	Include 21,000 options that are exercisable and 20,000 restricted shares that are vested within 60 days after September 28, 2017.

(6)	Includes 71,334 options to purchase ordinary shares and 44,000 restricted shares vested that are exercisable within 60 days after September 28, 2017.

(7)	Includes 458,525 Shares held by Chen Yiquan and 375,156 Shares held by Liu Hui. According to a jointly filed Schedule 13D dated December 27, 2010 (Accession No. 0001144204-10-068264), Chen Yiquan and Liu Hui share beneficial ownership of and have joint voting and dispositive power over the aggregate 833,681 Shares.

*	Less than 1%.

B. Related party transactions

Transactions with Related Persons

Because we do not have access certification to Jidong Oilfield, Nanjing Recon, one of our Domestic Companies, conducted transactions with Jidong Oilfield through Beijing Yabei Nuoda Science and Technology Co. Ltd. (“Yabei Nuoda”), which has access certification to the oilfield and wherein one of the Founders, Mr. Yin Shenping, was the legal representative of Yabei Nuoda before December 2013 and Chairman as of September 30, 2014. On October 30, 2014, Mr. Yin resigned from the chairman position and since that point Yabei Nuoda was no longer a related party of the Company after October 30, 2014. Mr. Yin does not have any equity interest in this company currently.

Sales to related parties consisted of the following:

	For the years ended June 30,
	2015	2016	2017	2017
	RMB	RMB	RMB	U.S. Dollars
Xiamen Henda Hitek Computer Network Co. Ltd	¥1,676,036	¥-	¥-	$-
Xiamen Huangsheng Hitek Computer Network Co. Ltd.	752,137	-	-	-
Revenues from related parties	¥2,428,173	¥-	¥-	$-

Purchase from related parties consisted of the following:

	For the years ended June 30,
	2015	2016	2017	2017
	RMB	RMB	RMB	U.S. Dollars
Huanghua Heng Da Xiang Tong Manufacture Ltd	¥862,782	¥338,862	¥-	$-
Xiamen Huangsheng Hitek Computer Network Co. Ltd.	797,587	588,894	-	-
Purchases from related parties	¥1,660,369	¥927,756	¥-	$-

Other payables consisted of the following:

	June 30, 2016	June 30, 2017	June 30, 2017
Related Party	RMB	RMB	U.S. Dollars
Expenses paid by the major shareholders	¥3,144,263	¥3,062,709	$451,899
Due to family member of one owner	285,000	-	-
Due to management staff for costs incurred on behalf of Recon	250,981	251,310	37,080
Total	¥3,680,244	¥3,314,019	$488,979

The Company also had short-term borrowings` from related parties. Below is a summary of the Company’s short-term borrowings due to related parties as of June 30, 2016 and 2017, respectively.

Short-term borrowings	June 30, 2016	June 30, 2017	June 30, 2017
due to related parties:	RMB	RMB	U.S. Dollars
Short-term borrowing from a Founder, 5.75% annual interest, due on September 25, 2016	¥1,807,207	¥-	$-
Short-term borrowing from a Founder, 5.75% annual interest, due on October 10, 2016	2,409,610	-	-
Short-term borrowing from a Founder's family member, 5.43% annual interest, due on November 4, 2016	1,805,180	-	-
Short-term borrowing from a Founder's family member, no interest, due on December 16, 2016	1,500,000	-	-
Short-term borrowing from a Founder's family member, no interest, due on December 28, 2016	400,000	-	-
Short-term borrowing from a Founder, 5.22% annual interest, due on March 10, 2017	2,529,795	-	-
Short-term borrowing from a Founder, 5.22% annual interest, due on May 6, 2017	2,490,056	-	-
Short-term borrowing from a Founder, 5.65% annual interest, due on August 24, 2017*	-	62,692	9,251
Short-term borrowing from a Founder, 5.65% annual interest, due on August 31, 2017**	-	1,260,165	185,936
Short-term borrowing from a Founder, 5.65% annual interest, due on August 31, 2017***	-	1,420,223	209,552
Short-term borrowing from a Founder, 5.65% annual interest, due on September 11, 2017****	-	722,262	106,569
Short-term borrowing from a Founder, 5.65% annual interest, due on September 16, 2017*****	-	541,187	79,851
Short-term borrowing from a Founder, 5.65% annual interest, due on September 18, 2017******	-	804,530	118,707
Short-term borrowing from a Founder's family member, no interest, due on December 31, 2017	-	350,000	51,642
Short-term borrowing from a Founder, 5.22% annual interest, due on May 10, 2018*******	-	2,529,428	373,214
Short-term borrowing from a Founder, 5.22% annual interest, due on June 7, 2018********	-	2,477,521	365,555
Total short-term borrowings due to related parties	¥12,941,848	¥10,168,008	$1,500,277

*	As of August 24, 2017, the short-term borrowing was fully paid back.

**	As of August 31, 2017, the short-term borrowing was fully paid back.

***	As of August 31, 2017, the short-term borrowing was fully paid back.

****	As of September 11, 2017, the short-term borrowing was fully paid back.

*****	As of September 16, 2017, the short-term borrowing was fully paid back.

******	As of September 18, 2017, the short-term borrowing was fully paid back.

*******	As of September 12, 2017, the short-term borrowing was fully paid back.

********	As of September 12, 2017, the short-term borrowing was fully paid back.

Account payable due to related parties - The Company purchased automation products and heating furnaces from Xiamen Huangsheng Hitek Computer Network Co. Ltd (“Huangsheng Hitek”) and HuangHua Heng Da Xiang Tong Manufacture Ltd (“Huanghua Xiang Tong”), the ending balance of accounts payable due to Huangsheng Hitek as of June 30, 2016 and 2017 were both nil. On March 18, 2016, the Company terminated its equity investment in Huanghua Xiang Tong and therefore has no related-party relationship with this entity after March 18, 2016.

Leases from related parties - The Company has various agreements for the lease of office space owned by the Founders and their family members. The terms of the agreement state that the Company will continue to lease the property at a monthly rent of ¥140,000 with annual rental expense at ¥1.68 million ($0.25 million). The details of leases from related parties are as below:

			Monthly Rent	Monthly Rent
Lessee	Lessor	Rent Period	RMB	USD
Nanjing Recon	Yin Shenping	July 10, 2014 - March 31, 2018	¥60,000	$8,853
BHD	Chen Guangqiang	January 1, 2015 - December 31, 2017	22,500	3,320
BHD	Mr Chen's family member	January 1, 2015 - December 31, 2017	47,500	7,009
Recon BJ	Yin Shenping	July 1, 2016 - June 30, 2018	10,000	1,475

Expenses paid by the owner on behalf of Recon - One owner of Nanjing Recon, the CEO and the CTO paid certain operating expenses for the Company. As of June 30, 2016 and 2017, ¥3,144,263 and ¥3,062,709 ($451,899) was due to them, respectively.

Other than as described herein, no transactions required to be disclosed under Item 404 of Regulation S-K have occurred since the beginning of the Company’s last fiscal year.

Director Independence

The Board of Directors maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by NASDAQ Stock Market Rule 4200(a)(15). Mr. Wong, Mr. Hu and Mr. Zhao are our independent directors.

C. Interests of experts and counsel

Not applicable for annual reports on Form 20-F.

ITEM 8.                  FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Please refer to Item 18.

Legal and Administrative Proceedings

We are currently not a party to any material legal or administrative proceedings and are not aware of any pending or threatened material legal or administrative proceedings against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

Dividend Policy

We have never declared or paid any cash dividends on our ordinary shares. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions and future prospects and other factors the Board of Directors may deem relevant.

Because we are a holding company with no operations of our own and all of our operations are conducted through our Chinese subsidiary, our ability to pay dividends and to finance any debt that we may incur is dependent upon dividends and other distributions paid. In addition, Chinese legal restrictions permit payment of dividends to us by our Chinese subsidiary only out of its accumulated net profit, if any, determined in accordance with Chinese accounting standards and regulations. Under Chinese law, our subsidiary is required to set aside a portion (at least 10%) of its after-tax net income (after discharging all cumulated loss), if any, each year for compulsory statutory reserve until the amount of the reserve reaches 50% of our subsidiaries’ registered capital. These funds may be distributed to shareholders at the time of its wind up. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Holding Company Structure.”

Payments of dividends by our subsidiary in China to the Company are also subject to restrictions including primarily the restriction that foreign invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents. There are no such similar foreign exchange restrictions in the Cayman Islands.

(b) We are not required to provide any disclosure under this item, as we have applied all of the net proceeds from our initial public offering, as disclosed in our annual report on Form 10-K for the year ended June 30, 2011. While we have filed a shelf registration statement on Form S-3 (SEC no. 333-190387, declared effective August 14, 2013), we have sold 546,500 shares under such registration statement. We also filed a shelf registration statement on Form S-3 (SEC no. 333-213702, declared effective October 7, 2016) while we have not sold any shares under such registration statement.

(c) None.

B. Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.                   The Offer and Listing

A. Offer and listing details

We completed our initial public offering on July 29, 2009. The following table sets forth the high and low sale prices for our ordinary shares as reported on the NASDAQ Capital Market.

	High	Low
Annual Highs and Lows
Year Ended June 30, 2013	$3.44	$0.9521
Year Ended June 30, 2014	$8.00	$1.75
Year Ended June 30, 2015	$5.47	$1.27
Year Ended June 30, 2016	$2.46	$0.62
Year Ended June 30, 2017	$2.22	$0.9

Quarterly Highs and Lows
Quarter Ended September 30, 2015	$1.75	$0.62
Quarter Ended December 31, 2015	$2.46	$0.791
Quarter Ended March 31, 2016	$2.18	$1.1
Quarter Ended June 30, 2016	$1.38	$0.8585
Quarter Ended September 30, 2016	$2.22	$1.05
Quarter Ended December 31, 2016	$1.93	$0.9
Quarter Ended March 31, 2017	$1.67	$1.18
Quarter Ended June 30, 2017	$1.57	$0.98

Monthly Highs and Lows
April 2017	$1.57	$1.2294
May 2017	$1.48	$0.98
June 2017	$1.17	$1.03
July 2017	$1.18	$1.06
August 2017	$1.17	$1.02
September 2017 (through September 25, 2017)	$1.06	$0.64

As of September 25, 2017, there were approximately twenty holders of record of our ordinary shares. This excludes our ordinary shares owned by shareholders holding ordinary shares under nominee security position listings. On September 25, 2017, the last sales price of our ordinary shares as reported on the NASDAQ Capital Market was $ 0.93 per ordinary share.

B. Plan of distribution

Not applicable for annual reports on Form 20-F.

C. Markets

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “RCON.”

D. Selling shareholders

Not applicable for annual reports on Form 20-F.

E. Dilution

Not applicable for annual reports on Form 20-F.

F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10.                Additional Information

A. Share capital

Not applicable for annual reports on Form 20-F.

B. Memorandum and articles of association

The information required by this item is incorporated by reference to the material headed “Description of Share Capital” in our Registration Statement on Form S-3, File no. 333- 213702, filed with the SEC on September 29, 2016.

C. Material contracts

We have not entered into any material contracts other than in the ordinary course of business and otherwise described elsewhere in this annual report.

D. Exchange controls

Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, may be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans or foreign currency is to be remitted into China under the capital account, such as a capital increase or foreign currency loans to our PRC subsidiaries.

In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. In addition, SAFE promulgated Circular 45 on November 9, 2011 in order to clarify the application of SAFE Circular 142. Under SAFE Circular 142 and Circular 45, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

We typically do not need to use our offshore foreign currency to fund our PRC operations. In the event we need to do so, we will apply to obtain the relevant approvals of SAFE and other PRC government authorities as necessary.

SAFE Circular 75

Under the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, issued by SAFE on October 21, 2005 and its implementation rules, a PRC resident (whether a natural or legal person) is required to complete an initial registration with its local SAFE branch before incorporating or acquiring control of an offshore special purpose vehicle, or SPV, with assets or equity interests in a PRC company, for the purpose of offshore equity financing. The PRC resident is also required to amend the registration or make a filing upon (1) the injection of any assets or equity interests in an onshore company or undertaking of offshore financing, or (2) the occurrence of a material change that may affect the capital structure of a SPV. SAFE also subsequently issued various guidance and rules regarding the implementation of SAFE Circular 75, which imposed obligations on PRC subsidiaries of offshore companies to coordinate with and supervise any PRC-resident beneficial owners of offshore entities in relation to the SAFE registration process.

Regulation of Dividend Distribution

The principal laws, rules and regulations governing dividend distribution by foreign-invested enterprises in the PRC are the Company Law of the PRC, as amended, the Wholly Foreign-owned Enterprise Law and its implementation regulations and the Equity Joint Venture Law and its implementation regulations. Under these laws, rules and regulations, foreign-invested enterprises may pay dividends only out of their accumulated profit, if any, as determined in accordance with PRC accounting standards and regulations. Both PRC domestic companies and wholly-foreign owned PRC enterprises are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of such reserves reaches 50% of their registered capital. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

E. Taxation

The following sets forth the material Cayman Islands, Chinese and U.S. federal income tax consequences related to an investment in our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our Ordinary Shares, such as the tax consequences under state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

WE URGE POTENTIAL PURCHASERS OF OUR SHARES TO CONSULT THEIR OWN TAX
ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX
CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR SHARES.

People’s Republic of China Enterprise Taxation

The following brief description of Chinese enterprise laws is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Dividend Policy.”

We are a holding company incorporated in the Cayman Islands and we gain substantial income by way of dividends paid to us from our PRC subsidiaries. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in SAT Notice 82, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although Recon does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of SAT Notice 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Notice 82 to evaluate the tax residence status of Recon and its subsidiaries organized outside the PRC.

According to SAT Notice 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

We believe that we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, as a holding company, the key assets and records of the Company, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that Recon and its offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Notice 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%.

See “Risk Factors — Risks Related to Doing Business in China — Under the Enterprise Income Tax Law, we may be classified as a ‘Resident Enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.”

Any gain or loss recognized by you generally will be treated as United States source gain or loss. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax were imposed on any gain, and if you are eligible for the benefits of the tax treaty between the United States and PRC, you may elect to treat such gain as PRC source gain under such treaty and, accordingly, you may be able to credit the PRC tax against your United States federal income tax liability.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not a party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to mark-to-market;

•	U.S. expatriates;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting shares;

•	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as consideration; or

•	persons holding our Ordinary Shares through partnerships or other pass-through entities.

Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. Federal tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will be eligible for (a) reduced tax rates of 0% (for individuals in the 10% or 15% tax brackets), (b) higher tax rates of 20% (for individuals in the 39.6% tax bracket) or (c) 15% for all other individuals. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year. Our actual PFIC status for the current taxable year will not be determinable until the close of such taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. Because PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income; or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change from no to yes. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares, our PFIC status will depend in large part on the market price of our Ordinary Shares. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raised in our initial public offering. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the Ordinary Shares.

If we are a PFIC for any taxable year during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the Ordinary Shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of your taxable year over your adjusted basis in such Ordinary Shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders.

Under the Hiring Incentives to Restore Employment Act of 2010, certain United States Holders are required to report information relating to ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ordinary shares. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

F. Dividends and paying agents

Not applicable for annual reports on Form 20-F.

G. Statement by experts

Not applicable for annual reports on Form 20-F.

H. Documents on display

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

I. Subsidiary Information

Not applicable.

Item 11.                 Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to excess cash invested in short-term instruments with original maturities of less than a year and long-term held-to-maturity securities with maturities of greater than a year. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if we have to sell securities that have declined in market value due to changes in interest rates. We have not been, and do not expect to be, exposed to material interest rate risks, and therefore have not used any derivative financial instruments to manage our interest risk exposure.

In fiscal years 2017, 2016 and 2015, we had RMB 9,818,008 (approximately $1.45 million), RMB 11,041,848 (approximately $1.63 million) and RMB 18,016,915 (approximately $2.66 million) of weighted outstanding bank loans, with weighted average effective interest rate of 5.65%, 5.75% and 6.42% respectively.

As of June 30, 2017, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our company would have been RMB 83,453 (approximately $12,313) lower/higher, respectively, mainly as a result of higher/lower interest expense from our short-term borrowings.

Foreign Exchange Risk

Our functional currency is the RMB, and our financial statements are presented in the RMB. Therefore, the change in the value of RMB relative to the U.S. dollar will not affect our financial results reported in the RMB.

However, any significant revaluation of RMB against U.S. dollar may materially the value of, and any dividends payable on, our Ordinary Shares in U.S. dollars in the future. See “Risk Factors — Risks Related to Doing Business in China — Fluctuations in exchange rates could adversely affect the value of our securities.”

Commodity Risk

As a provider of hardware, software, and on-site services, our Company is exposed to the risk of an increase in the price of raw materials. We historically have been able to pass on price increases to customers by virtue of pricing terms that vary with changes in steel prices, but we have not entered into any contract to hedge any specific commodity risk. Moreover, our Company does not purchase or trade on commodity instruments or positions; instead, it purchases commodities for use.

Item 12.                 Description of Securities Other than Equity Securities

With the exception of Items 12.D.3 and 12.D.4, this Item 12 is not applicable for annual reports on Form 20-F. As to Items 12.D.3 and 12.D.4, this Item 12 is not applicable, as the Company does not have any American Depositary Shares.

PART II

Item 13.                 Defaults, Dividend Arrearages and Delinquencies

We do not have any material defaults in the payment of principal, interest, or any installments under a sinking or purchase fund.

Item 14.                 Material Modifications to the Rights of Securities Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

Item 5, “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities” from our annual report on Form 10-K filed on September 28, 2016 is incorporated herein by reference.

Use of Proceeds

Not applicable.

Item 15.                 Controls and Procedures

(a)	Disclosure Controls and Procedures.

As of June 30, 2017, our company carried out an evaluation, under the supervision of and with the participation of management, including our Company’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of our Company’s disclosure controls and procedures. Included in this Annual Report on Form 20-F, the chief executive officer and chief financial officer concluded that our Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) were ineffective in timely alerting them to information required to be included in the Company’s periodic U.S. Securities and Exchange Commission (the “Commission”) filings.

(b)	Management’s annual report on internal control over financial reporting.

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

(1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that the Company’s receipts and expenditures are being made only in accordance with the authorization of its management and directors; and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s management assessed the effectiveness of its internal control over financial reporting as of June 30, 2017. In making this assessment, management used the 2013 framework set forth in the report entitled Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Our management has implemented and tested our internal control over financial reporting based on these criteria. Based on the assessment and material weakness identified, the Company’s management concluded that, as of June 30, 2017, its internal control over financing reporting was not effective.

The specific material weaknesses identified by the Company’s management as of June 30, 2017 are described as follows:

We did not have sufficient skilled accounting personnel who are either qualified as Certified Public Accountants in the U.S. or who have received education from U.S. institutions or other educational programs that would provide enough relevant education relating to U.S. GAAP. The Company’s CFO and Controller have limited experience with U.S. GAAP and are not U.S. Certified Public Accountants. Further, our operating subsidiaries are based in China, and in accordance with PRC laws and regulations, are required to comply with PRC GAAP, rather than U.S. GAAP. Thus, the accounting skills and understanding necessary to fulfill the requirements of U.S. GAAP-based reporting, including the preparation of consolidated financial statements, are inadequate, and determined to be a material weakness.

While we have developed the scope of our internal audit function, it has not yet been fully implemented as we have not been able to hire sufficient qualified resources to do so. And due to limited availability of qualified resources, we may not be able to make sufficient hiring within a short period of time.

We recently completed our designs of our internal controls and assessments for all of our financial reporting cycles during fiscal year 2017, and we are unable to declare effectiveness of our controls due to lack of sufficient time to obtain evidence of operating effectiveness as of June 30, 2017 due to lack of monitoring of our internal controls (lack of self-testing of internal controls). Therefore, we determined that the lack of time to evaluate our design and operating effectiveness are material weaknesses. It should be noted, however, that (a) many actions had been undertaken to enhance the control environment during the year; and (b) there are other remedial activities that are scheduled to be take place in fiscal 2018.

As a result, the Company has developed remedial actions to strengthen its accounting and financial reporting functions as well as the internal audit function. Such plan will require the hiring of additional resources and the deployment of other corporate resources for the accounting department in relation to the financial reporting process and internal audit department. Such additional resources will include the establishment of a work force dedicated to the task of correcting past financial irregularities and maintaining correct financial reporting on an on-going basis. To strengthen the Company’s internal control over financial reporting, the Company needs to engage outside consultants that are skilled in SEC reporting and Section 404 compliance to assist in the implementation of the following remedial actions as of the date of this report:

• Development and formalization of key accounting and financial reporting policies and procedures;

• Identification and documentation of key controls by business process;

• Enhancement of existing disclosures policies and procedures;

• Formalization of periodic communication between management and the audit committee; and

• Implementation of policies and procedures intended to enhance management monitoring and oversight by the Audit Committee.

In addition to the foregoing efforts, the Company expects to implement the following remedial actions during fiscal year 2017:

• Formalization of a periodic staff training program to enhance their awareness of the key internal control activities.

• Develop a comprehensive training and development plan, for our finance, accounting and internal audit personnel, including our Chief Financial Officer, Controller, and others, in the principles and rules of U.S. GAAP, SEC reporting requirements and the application thereof.

• Hire a full-time employee who possesses the requisite U.S. GAAP experience and education

• Monitoring of internal controls by performing self-testing of various key controls.

Despite the material weaknesses reported above, our management believes that our consolidated financial statements included in this report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented and that this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

(c)	Attestation report of the registered public accounting firm.

Not applicable.

(d)	Changes in internal control over financial reporting.

Management continues to focus on internal control over financial reporting. As of June 30, 2017, the Company has completed certain documentation of our internal controls and will be implementing the following remedial initiatives:

•      Improved the design and documentation related to multiple levels of review over financial statements included in our SEC filings;

•      Expanded the design and assessment test work over the monitoring function of entity level controls;

•      Enhanced documentation retention policies over test work related to our continuous management assessments of internal control effectiveness; and

•      Expanded documentation practices and policies related to various key controls to provide support and audit trails for both internal management assessment as well as external auditor testing.

Item 15T.              Controls and Procedures

Not applicable.

Item 16.                 [Reserved]

Item 16A.              Audit Committee Financial Expert

The Company’s board of directors has determined that Mr. Nelson Wong qualifies as an “audit committee financial expert” in accordance with applicable Nasdaq Capital Market standards. The Company’s board of directors has also determined that Mr. Wong and the other members of the Audit Committee are all “independent” in accordance with the applicable Nasdaq Capital Market standards.

Item 16B.              Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors. The Code of Ethics is attached it as an exhibit to this annual report. We have also posted a copy of our code of business conduct and ethics on our website at www.recon.cn.

Item 16C.              Principal Accountant Fees and Services

Friedman LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal 2016 and 2017.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

During fiscal years 2016 and 2017, Friedman LLP’s audit fees were $190,000 and $180,000, respectively.

Audit-Related Fees

The Company has not paid Friedman LLP for audit-related services in fiscal years 2016 and 2017.

Tax Fees

The Company has not paid Friedman LLP for tax services in fiscal years 2016 and 2017.

All Other Fees

The Company has not paid Friedman LLP for any other services in fiscal years 2016 and 2017.

Audit Committee Pre-Approval Policies

Before Friedman LLP was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by Friedman LLP have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for fiscal 2017 that were attributed to work performed by persons other than Friedman LLP’s full-time permanent employees was less than 50%.

Item 16D.              Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.               Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended June 30, 2017.

Item 16F.               Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.              Corporate Governance

We are incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law. In addition, because our ordinary shares are listed on The Nasdaq Capital Market, we are subject to Nasdaq’s corporate governance requirements.

As noted above in the risk factor titled “We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”, The Nasdaq Capital Market allows foreign private issuers like our Company to opt to follow rules that apply in the issuer’s home country instead of a given Nasdaq rule. For example, there are circumstances in which Nasdaq requires Nasdaq-listed companies to get shareholder approval prior to issuing stock, but a foreign private issuer may not need such shareholder approval if their home country does not require it.

Item 16H.              Mine Safety Disclosure

Not applicable.

PART III

Item 17.                 Financial Statements

See Item 18.

Item 18.                 Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19.                 Exhibits

Exhibit No.	Description of Exhibit	Included	Form	Filing Date

1.1.1	Second Amended and Restated Articles of Association of the Registrant	By Reference	S-3	2016-09-19

1.1.2	Second Amended and Restated Memorandum of Association of the Registrant	By Reference	S-3	2016-09-19

2.1	Specimen Share Certificate	By Reference	S-1/A	2009-07-15

4.1	2009 Stock Incentive Plan	By Reference	S-1/A	2009-06-10

4.2	2015 Stock Incentive Plan	By Reference	10-K	2016-09-28

4.3	Translation of Exclusive Technical Consulting Service Agreement between Recon Technology (Jining) Co., Ltd. and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.4	Translation of Power of Attorney for rights of Chen Guangqiang in Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.5	Translation of Power of Attorney for rights of Yin Shenping in Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.6	Translation of Power of Attorney for rights of Li Hongqi in Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.7	Translation of Exclusive Equity Interest Purchase Agreement between Recon Technology (Jining) Co. Ltd., Chen Guangqiang and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.8	Translation of Exclusive Equity Interest Purchase Agreement between Recon Technology (Jining) Co. Ltd., Yin Shenping and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.9	Translation of Exclusive Equity Interest Purchase Agreement between Recon Technology (Jining) Co. Ltd., Li Hongqi and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.10	Translation of Equity Interest Pledge Agreement between Recon Technology (Jining) Co., Ltd., Chen Guangqiang and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.11	Translation of Equity Interest Pledge Agreement between Recon Technology (Jining) Co., Ltd., Yin Shenping and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.12	Translation of Equity Interest Pledge Agreement between Recon Technology (Jining) Co., Ltd., Li Hongqi and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.13	Translation of Exclusive Technical Consulting Service Agreement between Recon Technology (Jining) Co., Ltd. and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.14	Translation of Power of Attorney for rights of Chen Guangqiang in Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.15	Translation of Power of Attorney for rights of Yin Shenping in Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.16	Translation of Power of Attorney for rights of Li Hongqi in Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.17	Translation of Exclusive Equity Interest Purchase Agreement between Recon Technology (Jining) Co. Ltd., Chen Guangqiang and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.18	Translation of Exclusive Equity Interest Purchase Agreement between Recon Technology (Jining) Co. Ltd., Yin Shenping and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.19	Translation of Exclusive Equity Interest Purchase Agreement between Recon Technology (Jining) Co. Ltd., Li Hongqi and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.20	Translation of Equity Interest Pledge Agreement between Recon Technology (Jining) Co., Ltd., Chen Guangqiang and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.21	Translation of Equity Interest Pledge Agreement between Recon Technology (Jining) Co., Ltd., Yin Shenping and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.22	Translation of Equity Interest Pledge Agreement between Recon Technology (Jining) Co., Ltd., Li Hongqi and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

8.1	List of subsidiaries of the Company	Herewith

11.1	Code of Ethics of the Company	By Reference	10-K	2009-9-28

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a)	Herewith

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a)	Herewith

13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code	Herewith

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code	Herewith

15.1	Press release dated September 28, 2017 regarding earnings for year ended June 30, 2017	Herewith

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Recon Technology, Ltd.

By:	/s/ Shenping Yin
Name: Shenping Yin
Title: Chief Executive Officer

Date: September 28, 2017

RECON TECHNOLOGY, LTD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Recon Technology, Ltd.

We have audited the accompanying consolidated balance sheets of Recon Technology, Ltd. (the “Company”) as of June 30, 2017 and 2016, and the related consolidated statements of operations and comprehensive loss, equity, and cash flows for each of the three years in the period ended June 30, 2017. Recon Technology, Ltd.’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Recon Technology, Ltd. as of June 30, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2017 in conformity with accounting principles generally accepted in the United States of America.

Friedman LLP

New York, New York

 September 28, 2017

RECON TECHNOLOGY, LTD

Consolidated Balance Sheets

	As of June 30,	As of June 30,	As of June 30,
	2016	2017	2017
	RMB	RMB	U.S. Dollars
ASSETS
Current assets
Cash	¥1,817,620	¥3,809,279	$562,054
Notes receivable	4,660,177	6,112,960	901,960
Trade accounts receivable, net	38,097,626	39,425,911	5,817,245
Inventories, net	6,313,070	2,627,974	387,754
Other receivables, net	22,000,112	4,106,510	605,911
Purchase advances, net	1,323,305	11,476,000	1,693,270
Prepaid expenses	110,310	828,441	122,235
Total current assets	74,322,220	68,387,075	10,090,429

Property and equipment, net	2,907,762	2,767,970	408,411
Long-term trade accounts receivable, net	2,220,332	-	-
Total Assets	¥79,450,314	¥71,155,045	$10,498,840

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Trade accounts payable	¥7,540,430	¥8,352,870	$1,232,456
Other payables	4,144,326	3,651,900	538,834
Other payable- related parties	3,680,244	3,314,019	488,979
Deferred revenue	406,681	1,259,725	185,871
Accrued payroll and employees' welfare	381,109	2,014,514	297,239
Taxes payable	755,880	684,721	101,030
Short-term borrowings - related parties	12,941,848	10,168,008	1,500,277
Total current liabilities	29,850,518	29,445,757	4,344,686

Commitments and Contingencies

Equity
Common stock, ($ 0.0185 U.S. dollar par value, 100,000,000 shares authorized; 5,804,005 and 9,902,914 shares issued and outstanding as of June 30, 2016 and 2017, respectively)	741,467	1,261,288	186,101
Additional paid-in capital	100,612,455	123,436,043	18,212,837
Statutory reserve	4,148,929	4,148,929	612,169
Accumulated deficit	(63,907,512)	(95,352,659)	(14,069,168)
Accumulated other comprehensive loss	(219,040)	(249,156)	(36,762)
Total stockholders’ equity	41,376,299	33,244,445	4,905,177
Non-controlling interest	8,223,497	8,464,843	1,248,977
Total equity	49,599,796	41,709,288	6,154,154
Total Liabilities and Stockholders’ Equity	¥79,450,314	¥71,155,045	$10,498,840

The accompanying notes are an integral part of these consolidated financial statements.

RECON TECHNOLOGY, LTD

Consolidated Statements of operations and Comprehensive LOSS

	For the years ended
	June 30,
	2015	2016	2017	2017
	RMB	RMB	RMB	USD

Revenues
Hardware and software	¥48,980,953	¥41,544,925	¥59,982,292	$8,850,314
Service	103,774	1,183,352	72,170	10,649
Hardware and software - related parties	2,428,173	-	-	-
Total revenues	51,512,900	42,728,277	60,054,462	8,860,963

Cost of revenues
Hardware and software	41,373,566	34,732,965	44,090,960	6,505,568
Service	-	748,429	-	-
Hardware and software - related parties	27,161	-	-	-
Total cost of revenues	41,400,727	35,481,394	44,090,960	6,505,568
Gross profit	10,112,173	7,246,883	15,963,502	2,355,395

Selling and distribution expenses	11,312,452	5,630,715	4,458,218	657,805
General and administrative expenses	26,894,273	20,195,701	32,751,142	4,832,391
Provision for doubtful accounts	3,252,868	14,475,074	1,766,286	260,613
Research and development expenses	4,168,813	6,856,522	7,599,340	1,121,273
Operating expenses	45,628,406	47,158,012	46,574,986	6,872,082

Loss from operations	(35,516,233)	(39,911,129)	(30,611,484)	(4,516,687)

Other income (expenses)
Subsidy income	781,457	289,087	132,791	19,593
Interest income	293,499	183,553	73,990	10,917
Interest expense	(1,110,451)	(903,368)	(548,878)	(80,986)
Change in fair value of warrants liability	4,034,272	-	-	-
Income (loss) from foreign currency exchange	(19,190)	7,570	21,502	3,173
Loss from warrants redemption	(2,496,375)	-	-	-
Other income (expense)	24,558	(2,445)	36,178	5,338
Other income (expense)	1,507,770	(425,603)	(284,417)	(41,965)
Loss before income tax	(34,008,463)	(40,336,732)	(30,895,901)	(4,558,652)
Income tax expenses (benefits)	(2,552,075)	545,845	307,900	45,430
Net loss	(31,456,388)	(40,882,577)	(31,203,801)	(4,604,082)

Less: Net income attributable to non-controlling interest	-	-	241,346	35,610
Net loss attributable to Recon Technology, Ltd	¥(31,456,388)	¥(40,882,577)	¥(31,445,147)	$(4,639,692)

Comprehensive loss
Net loss	(31,456,388)	(40,882,577)	(31,203,801)	(4,604,082)
Foreign currency translation adjustment	(38,276)	98,511	(30,116)	(4,444)
Comprehensive loss	(31,494,664)	(40,784,066)	(31,233,917)	(4,608,526)
Less: Comprehensive income (loss) attributable to non-controlling interest	(1,982)	-	241,346	35,610
Comprehensive loss attributable to Recon Technology, Ltd	¥(31,492,682)	¥(40,784,066)	¥(31,475,263)	$(4,644,136)

Loss per common share - basic and diluted	¥(6.45)	¥(7.23)	¥(4.90)	$(0.72)
Weighted - average shares -basic and diluted	4,876,504	5,653,149	6,417,305	6,417,305

The accompanying notes are an integral part of these consolidated financial statements.

RECON TECHNOLOGY, LTD

Consolidated Statements of Stockholders’ equity

	Common Stock		Additional Paid-in Capital	Statutory Reserve	Retained Earnings (deficit)	Accumulated Other Comprehensive loss	Stockholders’ Equity	Non-controlling Interest	Total Equity	Total Equity
	Number of Shares	Amount (RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(USD)

Balance, July 1, 2014	4,717,336	¥616,865	¥83,061,058	¥4,148,929	¥8,431,453	¥(279,275)	¥95,979,030	¥8,225,479	¥104,204,509	$15,375,249

Capital contribution in VIE
Stock issuance	297,197	33,497	2,358,530				2,392,027		2,392,027	352,941
Restricted shares issued for services	140,162	15,876	567,223				583,099		583,099	86,036
Restricted shares issued to redeem warrants	273,251	30,979	3,431,459				3,462,438		3,462,438	510,878
Stock based payment			3,123,417				3,123,417		3,123,417	460,856
Net loss for the year					(31,456,388)		(31,456,388)		(31,456,388)	(4,641,351)
Foreign currency translation adjustment						(38,276)	(38,276)	(1,982)	(40,258)	(5,946)
Balance, June 30, 2015	5,427,946	¥697,217	¥92,541,687	¥4,148,929	¥(23,024,935)	¥(317,551)	¥74,045,347	¥8,223,497	¥82,268,844	$12,138,663
Stock issuance	15,874	1,796	156,472				158,268		158,268	23,352
Restricted shares issued for services	360,185	42,454	2,222,988				2,265,442		2,265,442	334,263
Stock based payment			5,691,308				5,691,308		5,691,308	839,746
Net loss for the year					(40,882,577)		(40,882,577)		(40,882,577)	(6,032,174)
Foreign currency translation adjustment						98,511	98,511		98,511	14,538
Balance, June 30, 2016	5,804,005	¥741,467	¥100,612,455	¥4,148,929	¥(63,907,512)	¥(219,040)	¥41,376,299	¥8,223,497	¥49,599,796	$7,318,388

Restricted shares issued for services	580,000	72,335	8,326,905				8,399,240		8,399,240	1,239,298
Restricted shares issued for management	3,518,909	447,486	12,457,237				12,904,723		12,904,723	1,904,076
Stock based payment			2,039,446				2,039,446		2,039,446	300,918
Net loss for the year					(31,445,147)		(31,445,147)	241,346	(31,203,801)	(4,604,082)
Foreign currency translation adjustment						(30,116)	(30,116)		(30,116)	(4,444)
Balance, June 30, 2017	9,902,914	¥1,261,288	¥123,436,043	¥4,148,929	¥(95,352,659)	¥(249,156)	¥33,244,445	¥8,464,843	¥41,709,288	$6,154,154

The accompanying notes are an integral part of these consolidated financial statements.

RECON TECHNOLOGY, LTD

Consolidated Statements of Cash flows

	For the years ended June 30,
	2015	2016	2017	2017
	RMB	RMB	RMB	U.S. Dollars

Cash flows from operating activities:
Net loss	¥(31,456,388)	¥(40,882,577)	¥(31,203,801)	$(4,604,082)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	526,046	955,083	856,735	126,410
Gain from disposal of equipment	(193,657)	(40,688)	(35,919)	(5,300)
Provision for doubtful accounts	3,252,868	14,475,074	1,766,286	260,613
Provision for slow moving inventories	7,700,836	2,428,288	-	-
Share based compensation	1,294,629	2,096,162	2,039,446	300,918
Restricted shares issued for management	1,828,788	3,595,146	12,904,723	1,904,076
Deferred tax provision (benefit)	(532,136)	1,742,098	-	-
Change in fair value of warrants liability	(4,034,272)	-	-	-
Restricted shares issued for services	1,585,462	2,287,415	8,399,240	1,239,298
Loss from warrants redemption	2,496,375	-	-	-
Income tax benefit	(2,111,281)	(1,196,253)	-	-
Changes in operating assets and liabilities:
Notes receivable	(4,205,530)	(454,647)	(1,452,783)	(214,356)
Trade accounts receivable, net	(3,245,218)	14,658,360	(245,190)	(36,177)
Trade accounts receivable-related parties, net	4,315,755	1,090,453	-	-
Inventories, net	(4,209,241)	1,191,811	3,597,832	530,856
Other receivable, net	2,481,328	(1,775,659)	17,632,104	2,601,595
Other receivables-related parties, net	1,323,412	91,021	-	-
Purchase advance, net	3,271,935	4,930,479	(10,534,132)	(1,554,298)
Purchase advance-related parties, net	-	1,374,034	-	-
Prepaid expense	1,808,350	716,004	(718,130)	(105,959)
Prepaid expense - related parties, net	(190,000)	420,000	-	-
Trade accounts payable	2,213,583	(9,615,363)	812,440	119,875
Trade accounts payable-related parties	3,528,705	-	-	-
Other payables	71,584	712,525	(189,302)	(27,931)
Other payables-related parties	1,003,678	1,869,889	(366,225)	(54,036)
Deferred revenue	(2,134,295)	(1,878,848)	853,044	125,866
Accrued payroll and employees' welfare	(170,835)	134,320	1,633,405	241,007
Taxes payable	(1,322,818)	790,199	(78,700)	(11,612)
Net cash provided by (used in) operating activities	(15,102,337)	(285,674)	5,671,073	836,763

Cash flows from investing activities:
Purchases of property and equipment	(2,078,204)	(181,075)	(638,119)	(94,154)
Proceeds from disposal of equipment	400,400	60,000	51,900	7,658
Net cash used in investing activities	(1,677,804)	(121,075)	(586,219)	(86,496)

Cash flows from financing activities:
Proceeds from short-term bank loans	7,000,000	500,000	-	-
Repayments of short-term bank loans	(10,000,000)	(7,500,000)	-	-
Proceeds from short-term borrowings	-	530,000	1,100,000	162,304
Repayment of short-term borrowings	-	-	(1,330,000)	(196,240)
Proceeds from short-term borrowings-related parties	18,250,000	12,895,400	13,103,718	1,933,438
Repayment of short-term borrowings-related parties	(6,550,000)	(16,780,765)	(15,950,682)	(2,353,504)
Proceeds from sale of common stock, net of issuance costs	2,392,027	171,919	-	-
Net cash (used in) provided by financing activities	11,092,027	(10,183,446)	(3,076,964)	(454,002)

Effect of exchange rate fluctuation on cash and cash equivalents	(61,543)	62,886	(16,231)	(2,399)

Net increase (decrease) in cash	(5,749,657)	(10,527,309)	1,991,659	293,866
Cash at beginning of year	18,094,586	12,344,929	1,817,620	268,188
Cash at end of year	¥12,344,929	¥1,817,620	¥3,809,279	$562,054

Supplemental cash flow information
Cash paid during the year for interest	¥1,060,529	¥903,368	¥571,037	$84,256
Cash paid during the year for taxes	¥881,794	¥142,477	¥284,487	$41,976

Non-cash investing and financing activities
Issuance of common stock to redeem warrants	¥3,462,438	¥-	¥-	$-
AR and short-term borrowings-related parties offset	¥-	¥200,000	¥-	$-
Inventories used for fixed assets	¥-	¥1,025,410	¥-	$-
Non-cash payment for property and equipment purchase	¥-	¥-	¥87,265	$12,876
Issuance of unvested common stock to senior managers	¥-	¥-	¥55,685	$8,216

The accompanying notes are an integral part of these consolidated financial statements.

RECON TECHNOLOGY, LTD

NOtes to THE consolidated financial statements

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Organization – Recon Technology, Ltd (the “Company”) was incorporated under the laws of the Cayman Islands on August 21, 2007 as a limited liability company. The Company provides specialized oilfield equipment, automation systems, tools, chemicals and field services to petroleum companies mainly in the People’s Republic of China (the “PRC”).

The Company, along with its wholly-owned subsidiaries, Recon Technology Co., Limited (“Recon HK”), Jining Recon Technology Ltd. (“Recon JN”), Recon Investment Ltd. (“Recon IN”) and Recon Hengda Technology (Beijing) Co., Ltd. (“Recon BJ”), conducts its business through the following PRC legal entities (“Domestic Companies”) that are consolidated as variable interest entities (“VIEs”) and operate in the Chinese oilfield equipment & service industry:

1.	Beijing BHD Petroleum Technology Co., Ltd. (“BHD”),
2.	Nanjing Recon Technology Co., Ltd. (“Nanjing Recon”).

The Company has signed Exclusive Technical Consulting Service Agreements with each of the Domestic Companies, which are our VIEs and Equity Interest Pledge Agreements and Exclusive Equity Interest Purchase Agreements with their shareholders. Through these contractual arrangements, the Company has the ability to substantially influence each of the Domestic Companies’ daily operations and financial affairs, appoint their senior executives and approve all matters requiring shareholder approval. As a result of these contractual arrangements, which enable the Company to control the Domestic Companies, the Company is considered as the primary beneficiary of each Domestic Company. Thus, the Company is able to absorb 90% of net interest or 100% of net loss of those VIEs.

On December 17, 2015, Huang Hua BHD Petroleum Equipment Manufacturing Co. LTD, a fully owned subsidiary established by BHD was organized under the laws of the PRC.

As of this report, BHD invested an accumulated fund of RMB4.6 million to a newly established company Gan Su BHD Environmental Technology Co., Ltd (“Gan Su BHD”). Gan Su BHD was established on May 23, 2017, with registered capital of RMB 50 million. Based on its revised chapter dated August 11, 2017, BHD owns an interest of 51% of Gan Su BHD, which is focusing on oilfield sewage treatment and oily sludge disposal projects. On August 4, 2017, Gan Su BHD purchased the land use right of state-owned construction land in Yumen, Gan Su, in the amount of ¥1,322,300 ($195,104). The land use right was intended to establish production line of the oily sludge disposal projects. As of the date of this report, the accumulated cost incurred in the project was ¥283,800 ($41,874).

Nature of Operations – The Company engaged in (1) providing equipment, tools and other hardware related to oilfield production and management, including simple installations in connection with some projects; (2) service to improve production and efficiency of exploited oil wells, (3) developing and selling its own specialized industrial automation control and information solutions, and (4) design, test and implement solution of sewage and oily sludge treatment, production and sales of related integrated equipment and project services.

NOTE 2. LIQUIDITY

As reflected in the Company’s consolidated financial statements, the Company had recurring net losses for the year ended June 30, 2015, 2016 and 2017.  In assessing its liquidity, management monitors and analyzes the Company’s cash on-hand and its ability to generate sufficient revenue sources in the future to support its operating and capital expenditure commitments. The Company plans to fund its continuing operations through identifying new prospective joint venture and strategic alliance opportunities for new revenue sources, financial supports by major shareholders and reducing costs to improve profitability and to replenish working capital. Management believes that the foregoing measures collectively will provide sufficient liquidity for the Company to meet its future liquidity and capital obligations.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation - The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) and have been consistently applied.

RECON TECHNOLOGY, LTD

NOtes to THE consolidated financial statements

Principles of Consolidation - The consolidated financial statements include the accounts of the Company, all the subsidiaries and VIEs of the Company. All transactions and balances between the Company and its subsidiaries and VIEs have been eliminated upon consolidation.

Variable Interest Entities - A VIE is an entity that either (i) has insufficient equity to permit the entity to finance its activities without additional subordinated financial support or (ii) has equity investors who lack the characteristics of a controlling financial interest. A VIE is consolidated by its primary beneficiary. The primary beneficiary has both the power to direct the activities that most significantly impact the entity’s economic performance and the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the VIE. The Company performs ongoing assessments to determine whether an entity should be considered a VIE and whether an entity previously identified as a VIE continues to be a VIE and whether the Company continues to be the primary beneficiary.

Assets recognized as a result of consolidating VIEs do not represent additional assets that could be used to satisfy claims against the Company’s general assets. Conversely, liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company’s general assets; rather, they represent claims against the specific assets of the consolidated VIEs.

Currency Translation - The Company’s functional currency is the Chinese Yuan (“RMB”) and the accompanying consolidated financial statements have been expressed in Chinese Yuan. The consolidated financial statements as of and for the year ended June 30, 2017 have been translated into United States dollars (“U.S. dollars”) solely for the convenience of the readers. The translation has been made at the rate of ¥6.7774 = US$1.00, the approximate exchange rate prevailing on June 30, 2017. These translated U.S. dollar amounts should not be construed as representing Chinese Yuan amounts or that the Chinese Yuan amounts have been or could be converted into U.S. dollars.

Estimates and assumptions - The preparation of the consolidated financial statements in conformity with U.S. GAAP requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates are adjusted to reflect actual experience when necessary. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for doubtful accounts related to trade accounts receivable, other receivables and purchase advances, allowance for inventory, the useful lives of property and equipment, valuation allowance for deferred tax assets and the fair value of share- based payments. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

Fair Values of Financial Instruments - The US GAAP accounting standards regarding fair value of financial instruments and related fair value measurements define fair value, establish a three-level valuation hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The three levels of inputs are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 inputs to the valuation methodology are unobservable.

The carrying amounts reported in the consolidated balance sheets for trade accounts receivable, other receivables, purchase advances, trade accounts payable, accrued liabilities, advances from customers, short-term bank loan and short-term borrowings approximate fair value because of the immediate or short-term maturity of these financial instruments.

Trade Accounts and Other Receivables - Accounts receivable are carried at original invoiced amount less a provision for any potential uncollectible amounts. Accounts are considered past due when the related receivables are more than a year old. Provision is made against trade accounts and other receivables to the extent they are considered to be doubtful. Accounts are written off after extensive efforts at collection. Other receivables arise from transactions with non-trade customers.

Notes Receivable - Notes receivable represent short-term notes receivables issued by reputable financial institutions that entitle the Company to receive the full face amount from the financial institutions at maturity, which generally range from three to six months from the date of issuance.

RECON TECHNOLOGY, LTD

NOtes to THE consolidated financial statements

Purchase Advances - Purchase advances are the amounts prepaid to suppliers for purchases of inventory and are recognized as inventory when the final amount is paid to the suppliers and the inventory is delivered. Purchase advances are reviewed periodically to determine whether their carrying value has become impaired. Provision is made against purchase advances to the extent they are considered to be doubtful. Advances are written off after extensive efforts at collection.

Inventories - Inventories are stated at the lower of cost or market value, on a first-in-first-out basis. The methods of determining inventory costs are used consistently from year to year. Allowance for inventory obsolescence is provided when the market value of certain inventory items is lower than the cost.

Property and Equipment - Property and equipment are stated at cost. Depreciation on motor vehicles and office equipment is computed using the straight-line method over the estimated useful lives of the assets, which range from two to ten years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the assets.

Items	Useful life
Motor vehicles	5-10 years
Office equipment	2-5 years
Leasehold improvement	Shorter of the lease term or the estimated useful life
Production equipment	10 years

Long-Lived Assets - Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is determined based on the estimated discounted future cash flows expected to be generated by the asset. There were no impairments at June 30, 2016 and 2017.

Revenue Recognition - The Company recognizes revenue when the following four criteria are met: (1) persuasive evidence of an arrangement, (2) delivery has occurred or services have been provided, (3) the sales price is fixed or determinable, and (4) collectability is reasonably assured. Delivery does not occur until products have been shipped or services have been provided to the customers and the customers have signed a completion and acceptance report, risk of loss has transferred to the customers, customers’ acceptance provisions have lapsed, or the Company has objective evidence that the criteria specified in customers’ acceptance provisions have been satisfied. The sales price is not considered to be fixed or determinable until all contingencies related to the sale have been resolved.

Hardware and software:

Revenue from hardware and software sales is generally recognized when the product with the embedded software system is shipped to the customer and when there are no unfulfilled company obligations that affect the customer’s final acceptance of the arrangement. Usually this is short term in nature. Revenue is not recognized until completion of the contracts and receipt of acceptance from the customers.

Service:

The Company provides services to improve system operation on separated fixed-price contracts. Revenue is recognized when service has been performed and accepted by the customer.

Share-Based Compensation - Share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting on a straight–line basis over the requisite service period for the entire award. The Company has elected to recognize compensation expenses using the Black-Scholes valuation model estimated at the grant date based on the award’s fair value.

Research and Development Expenses - Research and development expenses relating to improving development efficiency and the quality of the Company’s products and services, including s design of downhole automation platform systems and chemical products used for waste water treatment, are expensed as incurred.

RECON TECHNOLOGY, LTD

NOtes to THE consolidated financial statements

Income Taxes - Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes. Deferred taxes are provided on differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, and tax carry forwards. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The Company has not been subject to any income taxes in the United States or the Cayman Islands.

The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position would be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

Loss per Share -  Loss Per Share (“EPS”) is computed by dividing net loss by the weighted average number of ordinary shares outstanding. Diluted EPS are computed by dividing net loss by the weighted-average number of ordinary shares and dilutive potential ordinary share equivalents outstanding.

Potentially dilutive ordinary shares consist of ordinary shares issuable upon the conversion of ordinary stock options, restricted shares and warrants (using the treasury stock method). The effect from options, restricted shares and warrants would have been anti-dilutive due to the fact that the Company incurred a net loss for the years ended June 30, 2015, 2016 and 2017.

Recently Issued Accounting Pronouncements

In October 2016, the FASB issued ASU No. 2016-16, “Income Taxes (Topic 740): Intra-Entity Transfer of Assets Other than Inventory”, which requires the recognition of the income tax consequences of an intra-entity transfer of an asset, other than inventory, when the transfer occurs. For public business entities, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within those annual reporting periods. Early adoption is permitted. The amendments in this ASU should be adopted on a modified retrospective basis. Management plans to adopt this ASU after December 15, 2017. The Company does not expect that adoption of this guidance will have a material impact on its consolidated financial statements.

In October 2016, the FASB issued ASU No. 2016-17, “Consolidation (Topic 810): Interests Held through Related Parties That Are under Common Control”. The amendments affect reporting entities that are required to evaluate whether they should consolidate a variable interest entity in certain situations involving entities under common control. Specifically, the amendments change the evaluation of whether a reporting entity is the primary beneficiary of a variable interest entity by changing how a reporting entity that is a single decision maker of a variable interest entity treats indirect interests in the entity held through related parties that are under common control with the reporting entity. The amendments are effective for public business entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early adoption is permitted. Management adopted this ASU. The adoption of this guidance did not have a material impact on its consolidated financial statements and related disclosures.

In November 2016, the FASB issued ASU No. 2016-18, "Statement of Cash Flows (Topic 230): Restricted Cash", which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this ASU apply to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. Management plans to adopt this ASU after December 15, 2017. The amendments should be applied using a retrospective transition method to each period presented. The adoption of this guidance will increase cash and cash equivalents by the amount of the restricted cash on the Company's consolidated statement of cash flows.

RECON TECHNOLOGY, LTD

NOtes to THE consolidated financial statements

In January 2017, the FASB issued ASU No. 2017-01, "Business Combinations (Topic 805): Clarifying the Definition of a Business". The amendments in this ASU clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. Basically, these amendments provide a screen to determine when a set is not a business. If the screen is not met, the amendments in this ASU first, require that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and second, remove the evaluation of whether a market participant could replace missing elements. These amendments take effect for public businesses for fiscal years beginning after December 15, 2017 and interim periods within those periods. Management plans to adopt this ASU after December 15, 2017. The Company does not expect that adoption of this guidance will have a material impact on its consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09, “Scope of Modification Accounting”, which amends the scope of modification accounting for share-based payment arrangements, provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting under ASC 718. For all entities, the ASU is effective for annual reporting periods, including interim periods within those annual reporting periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period. The Company does not expect that adoption of this guidance will have a material impact on its consolidated financial statements and related disclosures. In January 2017, the FASB issued ASU 2017-01, which clarifies the definition of a business to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The standard will be effective in the first quarter of our fiscal 2019. Management plans to adopt this ASU after December 15, 2017. The Company expects that the adoption of this ASU will not have a material impact on the Company’s consolidated financial statements.

In July 2017, the FASB issued ASU 2017-11, “Earnings Per Share (Topic 260)”, Distinguishing Liabilities from Equity (Topic 480), Derivatives and Hedging (Topic 815). The amendments in Part I of this Update change the classification analysis of certain equity-linked financial instruments (or embedded features) with down round features. The amendments in Part II of this Update recharacterize the indefinite deferral of certain provisions of Topic 480 that now are presented as pending content in the Codification, to a scope exception. Those amendments do not have an accounting effect. For public business entities, the amendments in Part I of this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Management plans to adopt this ASU after December 15, 2018. The Company expects that the adoption of this ASU will not have a material impact on the Company’s consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

RECON TECHNOLOGY, LTD

NOtes to THE consolidated financial statements

NOTE 4. TRADE ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	June 30, 2016	June 30, 2017	June 30, 2017
Third Party	RMB	RMB	U.S. Dollars
Trade accounts receivable	¥42,665,499	¥43,691,416	$6,446,615
Allowance for doubtful accounts	(4,567,873)	(4,265,505)	(629,370)
	¥38,097,626	¥39,425,911	$5,817,245

	June 30, 2016	June 30, 2017	June 30, 2017
Third Party – long-term	RMB	RMB	U.S. Dollars
Beijing Yabei Nuoda Science and Technology Co. Ltd. *	¥2,467,036	¥-	$-
Allowance for doubtful accounts	(246,704)	-	-
	¥2,220,332	¥-	$-

*The receivable from Yabei Nuoda was recognized primarily from the sale of automation system and services based on written contracts. Based on the repayment agreement signed on September 2, 2015, the outstanding balance was to be collected in three installments during the period from September, 2015 to December, 2017, with each installment of ¥2,467,036 ($364,008). As of June 30, 2017, the Company received the entire balance.

Provision made for doubtful accounts of accounts receivables due from third party was ¥19,421, ¥1,650,745 and ¥1,137,238 ($167,798) for the years ended June 30, 2015, 2016 and 2017, respectively.

Movement of allowance for doubtful accounts is as follows:

	June 30, 2016	June 30, 2017	June 30, 2017
	RMB	RMB	U.S. Dollars
Beginning balance	¥6,356,472	¥4,814,577	$710,385
Charge to expense	1,650,745	1,137,238	167,798
Less: write-off	(3,192,640)	(1,686,310)	(248,813)
Ending balance	¥4,814,577	¥4,265,505	$629,370

RECON TECHNOLOGY, LTD

NOtes to THE consolidated financial statements

NOTE 5. NOTES RECEIVABLE

Notes receivables represented the non-interest bearing commercial bills the Company received from the customers for the purpose of collection of sales amount, which ranged from three to six months from the date of issuance. As of June 30, 2016 and 2017, notes receivable was ¥4,660,177 and ¥6,112,960 ($901,960), respectively, As of June 30, 2017, no notes receivable was guaranteed or collateralized.

NOTE 6. OTHER RECEIVABLES, NET

Other receivables, net consisted of the following:

Third Party	June 30, 2016	June 30, 2017	June 30, 2017
Current Portion	RMB	RMB	U.S. Dollars
Due from ENI (A)	¥2,729,033	¥-	$-
Loans to third parties (B)	14,168,344	1,115,720	164,623
Business advances to officers and staffs (C)	4,952,114	2,999,761	442,611
Deposits for projects	893,669	1,189,329	175,484
Others	534,759	307,119	45,316
Allowance for doubtful accounts	(1,277,807)	(1,505,419)	(222,123)
Total	¥22,000,112	¥4,106,510	$605,911

Provision for doubtful accounts of other receivables was ¥371,217, ¥455,574 and ¥247,612 ($36,535) for the years ended June 30, 2015, 2016 and 2017, respectively.

(A)	The remaining part of this loan was repaid over four years with quarterly installments of ¥699,147, which is due by June 30, 2017. As of June 30, 2017, the Company has received full payments under the agreement.

(B)	Loans to third-parties are mainly used for short-term funding to support the Company’s external business partners. These loans are due on demand bearing no interest.

(C)	Business advances to officers and staffs represent advances for business travel and sundry expenses related to oilfield or on-site installation and inspection of products through customer approval and acceptance.

Movement of allowance for doubtful accounts is as follows:

	June 30, 2016	June 30, 2017	June 30, 2017
	RMB	RMB	U.S. Dollars
Beginning balance	¥822,233	¥1,277,807	$188,539
Charge to expense	455,574	247,612	36,535
Less: write-off	-	(20,000)	(2,951)
Ending balance	¥1,277,807	¥1,505,419	$222,123

RECON TECHNOLOGY, LTD

NOtes to THE consolidated financial statements

NOTE 7. PURCHASE ADVANCES, NET

The Company purchased products and services from third parties during the normal course of business. Purchase advances, net consisted of the following:

	June 30, 2016	June 30, 2017	June 30, 2017
Third Party	RMB	RMB	U.S. Dollars
Prepayment for inventory purchases	¥17,914,552	¥11,877,790	$1,752,553
Allowance for doubtful accounts	(16,591,247)	(401,790)	(59,283)
Total	¥1,323,305	¥11,476,000	$1,693,270

Provision for doubtful accounts of purchase advances were ¥2,862,230, ¥12,368,755 and ¥381,436 ($56,280) for the years ended June 30, 2015, 2016 and 2017, respectively. The Company recorded allowance for these advances and will continue to try to collect or get inventories delivered. These payments were advanced for certain customized equipment of the planned projects. As those projects were delayed or canceled or there is rare chance to be profitable, the Company decided to suspend those projects and recorded allowances related to advanced payments for those projects as the Company may not be able to receive those funds back. Management is still making efforts to collect partially or negotiate with venders for some other alternative solutions to minimize the Company’s loss.

Movement of allowance for doubtful accounts is as follows:

	June 30, 2016	June 30, 2017	June 30, 2017
	RMB	RMB	U.S. Dollars
Beginning balance	¥4,222,492	¥16,591,247	$2,448,018
Charge to expense	12,368,755	381,436	56,280
Less: write-off	-	(16,570,893)	(2,445,015)
Ending balance	¥16,591,247	¥401,790	$59,283

NOTE 8. INVENTORIES

Inventories consisted of the following:

	June 30, 2016	June 30, 2017	June 30, 2017
	RMB	RMB	U.S. Dollars
Small component parts	¥55,726	¥55,726	$8,222
Purchased goods and raw materials	61,361	51,617	7,616
Work in process and goods on site	3,539,525	1,842,411	271,845
Finished goods	8,054,637	4,702,883	693,905
Allowance for slow moving inventory	(5,398,179)	(4,024,663)	(593,834)
Total inventories, net	¥6,313,070	¥2,627,974	$387,754

Provisions for slow moving inventory were ¥7,700,836, ¥2,428,290 and $Nil for the years ended June 30, 2015, 2016 and 2017, respectively.

RECON TECHNOLOGY, LTD

NOtes to THE consolidated financial statements

Movement of allowance for slow-moving inventories is as follows:

	June 30, 2016	June 30, 2017	June 30, 2017
	RMB	RMB	U.S. Dollars
Beginning balance	¥7,700,836	¥5,398,179	$796,495
Charge to cost of sales	2,428,290	-	-
Less: write-off	(4,730,947)	(1,373,516)	(202,661)
Ending balance	¥5,398,179	¥4,024,663	$593,834

NOTE 9. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	June 30, 2016	June 30, 2017	June 30, 2017
	RMB	RMB	U.S. Dollars
Motor vehicles	¥3,871,567	¥4,116,847	$607,436
Office equipment and fixtures	828,285	1,139,587	168,145
Production equipment	916,025	916,026	135,159
Total property and equipment	5,615,877	6,172,460	910,740
Less: Accumulated depreciation and amortization	(2,708,115)	(3,404,490)	(502,329)
Property and equipment, net	¥2,907,762	¥2,767,970	$408,411

Depreciation and amortization expenses were ¥526,046, ¥955,083 and ¥856,735 ($126,410) for the years ended June 30, 2015, 2016 and 2017, respectively.

Gain from property and equipment disposal was ¥193,657, ¥40,688 and ¥35,919 ($5,300) for the years ended June 30, 2015, 2016 and 2017, respectively.

NOTE 10. OTHER PAYABLES

Other payables consisted of the following:

	June 30, 2016	June 30, 2017	June 30, 2017
Third Party	RMB	RMB	U.S. Dollars
Service	¥1,659,505	¥1,518,033	$223,984
Distributors and employees	245,070	207,005	30,543
Funds collected on behalf of others	895,022	895,022	132,060
Advances from customers	200,600	130,100	19,196
Accrued expenses	261,348	193,274	28,517
Short-term borrowings due to third parties	530,000	300,000	44,265
Others	352,781	408,466	60,269
Total	¥4,144,326	¥3,651,900	$538,834

	June 30, 2016	June 30, 2017	June 30, 2017
Related Party	RMB	RMB	U.S. Dollars
Expenses paid by the major shareholders	¥3,144,263	¥3,062,709	$451,899
Due to family member of one owner	285,000	-	-
Due to management staff for costs incurred on behalf of Recon	250,981	251,310	37,080
Total	¥3,680,244	¥3,314,019	$488,979

RECON TECHNOLOGY, LTD

NOtes to THE consolidated financial statements

NOTE 11. TAXES PAYABLE

Taxes payable consisted of the following:

	June 30, 2016	June 30, 2017	June 30, 2017
	RMB	RMB	U.S. Dollars
VAT payable	¥739,260	¥632,831	$93,373
Income tax payable	-	43,556	6,427
Other taxes payable	16,620	8,334	1,230
Total taxes payable	¥755,880	¥684,721	$101,030

RECON TECHNOLOGY, LTD

NOtes to THE consolidated financial statements

NOTE 12. SHORT-TERM BORROWINGS DUE TO RELATED PARTIES

Short-term borrowings due to related parties consisted of the following:

	June 30, 2016	June 30, 2017	June 30, 2017
Short-term borrowings due to related parties:	RMB	RMB	U.S. Dollars
Short-term borrowing from a Founder, 5.75% annual interest, due on September 25, 2016	¥1,807,207	¥-	$-
Short-term borrowing from a Founder, 5.75% annual interest, due on October 10, 2016	2,409,610	-	-
Short-term borrowing from a Founder's family member, 5.43% annual interest, due on November 4, 2016	1,805,180	-	-
Short-term borrowing from a Founder's family member, no interest, due on December 16, 2016	1,500,000	-	-
Short-term borrowing from a Founder's family member, no interest, due on December 28, 2016	400,000	-	-
Short-term borrowing from a Founder, 5.22% annual interest, due on March 10, 2017	2,529,795	-	-
Short-term borrowing from a Founder, 5.22% annual interest, due on May 6, 2017	2,490,056	-	-
Short-term borrowing from a Founder, 5.655% annual interest, due on August 24, 2017*	-	62,692	9,251
Short-term borrowing from a Founder, 5.655% annual interest, due on August 31, 2017**	-	1,260,165	185,936
Short-term borrowing from a Founder, 5.655% annual interest, due on August 31, 2017***	-	1,420,223	209,552
Short-term borrowing from a Founder, 5.655% annual interest, due on September 11, 2017****	-	722,262	106,569
Short-term borrowing from a Founder, 5.655% annual interest, due on September 16, 2017*****	-	541,187	79,851
Short-term borrowing from a Founder, 5.655% annual interest, due on September 18, 2017******	-	804,530	118,707
Short-term borrowing from a Founder's family member, no interest, due on December 31, 2017	-	350,000	51,642
Short-term borrowing from a Founder, 5.22% annual interest, due on May 10, 2018*******	-	2,529,428	373,214
Short-term borrowing from a Founder, 5.22% annual interest, due on June 7, 2018********	-	2,477,521	365,555
Total short-term borrowings due to related parties	¥12,941,848	¥10,168,008	$1,500,277

No short-term borrowings due to related parties were guaranteed or collateralized at June 30, 2016 and 2017.

*	As of August 24, 2017, the short-term borrowing was fully paid back.

RECON TECHNOLOGY, LTD

NOtes to THE consolidated financial statements

**	As of August 31, 2017, the short-term borrowing was fully paid back.

***	As of August 31, 2017, the short-term borrowing was fully paid back.

****	As of September 11, 2017, the short-term borrowing was fully paid back.

*****	As of September 16, 2017, the short-term borrowing was fully paid back.

******	As of September 18, 2017, the short-term borrowing was fully paid back.

*******	As of September 12, 2017, the short-term borrowing was fully paid back.

********	As of September 12, 2017, the short-term borrowing was fully paid back.

Interest expense for short-term borrowings due to related parties was ¥593,884, ¥487,692 and ¥548,878 ($80,986) for the years ended June 30, 2015, 2016 and 2017, respectively.

NOTE 13. COMMON STOCK

Stock offering

In June 2015, the Company entered into a securities purchase agreement with certain institutional investors for the sale of 297,197 ordinary shares in a registered direct offering (4,000 shares at an average of $1.64 on June 9, 2015; 288,105 shares at an average of $2.12 on June 10, 2015; 5,092 shares at an average of $2.00 on June 11, 2015). The net cash proceeds received from the stock offering, after deducting ¥1,294,922 ($212,673) underwriter commission and other associated fees, were ¥2,392,027 (approximately $0.6 million).

During the year ended June 30, 2016, the Company offered 15,874 ordinary shares under the same purchase agreement from June 2015. The net cash proceeds received from the stock offering were ¥158,268 ($23,352). During the year ended June 30, 2017, the Company did not offer any ordinary shares under the purchase agreement.

Appropriated Retained Earnings - According to the Memorandum and Articles of Association, the Company is required to transfer a certain portion of its net profit, as determined under PRC accounting regulations, from current net income to the statutory reserve fund. In accordance with the PRC Company Law, companies are required to transfer 10% of their profit after tax, as determined in accordance with PRC accounting standards and regulations, to the statutory reserves until such reserves reach 50% of the registered capital or paid-in capital of the companies. As of June 30, 2016 and 2017, the balance of total statutory reserves was ¥4,148,929 and ¥4,148,929 ($612,169), respectively.

NOTE 14. STOCK-BASED COMPENSATION

Stock-Based Awards Plan

2015 Incentive Plan – The Company granted options to purchase 400,000 ordinary shares to its employees and non-employee director on January 31, 2015. The options have an excise price of $1.65, which was equal to the share price of the Company’s ordinary shares at January 31, 2015, and will vest equally over a period of three years, with one third vesting on January 31, 2016. The options expire ten years after the date of grant, on January 31, 2025. The Company recognizes compensation cost for awards with graded vesting on a straight-line basis over the requisite service period for the entire award. The grant date fair value of the options was ¥10.13 ($1.65) per share.

The following is a summary of the stock options activity:

RECON TECHNOLOGY, LTD

NOtes to THE consolidated financial statements

Stock Options	Shares	Weighted Average Exercise Price Per Share
Outstanding as of June 30, 2015	815,600	$3.04
Granted	-	-
Forfeited	-	-
Exercised	-	-
Outstanding as of June 30, 2016	815,600	$3.04
Granted	-	-
Forfeited	-	-
Exercised	-	-
Outstanding as of June 30, 2017	815,600	$3.04

The following is a summary of the status of options outstanding and exercisable at June 30, 2017:

Outstanding Options			Exercisable Options
Average Exercise Price	Number	Average Remaining Contractual life (Years)	Average Exercise Price	Number	Average Remaining Contractual life (Years)
$6.00	193,000	2.08	$6.00	193,000	2.08
$2.96	222,600	4.74	$2.96	222,600	4.74
$1.65	400,000	7.59	$1.65	266,667	7.59
	815,600

The Share-based compensation expense recorded for stock options granted were ¥1,294,629, ¥2,096,162 and ¥2,039,446 ($300,918) for the years ended June 30, 2015, 2016 and 2017, respectively. The total unrecognized share-based compensation expense for stock options as of June 30, 2017 was approximately ¥0.87 million ($0.13 million), which is expected to be recognized over a weighted average period of approximately 0.59 years.

RECON TECHNOLOGY, LTD

NOtes to THE consolidated financial statements

Restricted Shares to senior manager

As of June 30, 2017, the Company has granted restricted shares of common stock to senior management as follows:

On December 13, 2013, the Company granted 95,181 restricted shares to the CEO and 135,181 restricted shares to the CTO at an aggregate value of $688,782, based on the stock closing price of $2.99 at December 13, 2013. These restricted shares would be vested over three years with one third of the shares vesting every year from the grant date. The final one third with 76,788 shares was vested on December 13, 2016. Nil and 153,574 shares were issued and be outstanding under this plan during the year ended June 30, 2016 and 2017, respectively. All granted shares under this plan are fully vested and issued by date of this report.

On January 31, 2015, the Company granted 150,000 restricted shares to the CEO and 150,000 restricted shares to the CTO at an aggregate value of $495,000, based on the stock closing price of $1.65 at January 31, 2015. These restricted shares will vest over three years with one third of the shares vesting every year from the grant date. The second one third with 100,000 shares was vested on January 31, 2017. Nil and 100,000 shares, which were vested by January 31, 2016 were issued and be outstanding under this plan during the year ended June 30, 2016 and 2017, respectively. There are 100,000 vested shares to be issued as of this report and the remaining 100,000 shares will not be vested until January 31, 2018.

On October 18, 2015, the Company granted 800,000 restricted shares to its employees and non-employee director as compensation cost for awards. The fair value of the restricted shares was $704,000 based on the closing stock price $0.88 at October 18, 2015. These restricted shares will vest over three years with one third of the shares vesting every year from the grant date. The first one third with 266,667 shares was vested on October 18, 2016. As of June 30, 2017, 19,000 shares were forfeited and went back to the incentive pool due to some staffs’ resignation. Nil and 255,334 shares were issued under this plan during the year ended June 30, 2016 and 2017, respectively. 520,667 shares under this plan will not be vested until October 18, 2017 and 2018, respectively.

On July 27, 2016, the Company granted 876,000 restricted shares to its employees and non-employee director as compensation cost for awards. The fair value of the restricted shares was $963,600 based on the closing stock price $1.10 at July 27, 2016, and no shares were issued as of June 30, 2017. The Company also re-granted the previously forfeited 19,000 to its employees. These restricted shares will vest over three years with one third of the shares vesting every year from the grant date. The first one third with 292,000 shares was vested on July 27, 2017. No shares were issued under this plan during the year ended June 30, 2016 and 2017, respectively. 298,333 shares under this plan are vested and to be issued as of this report and 596,667 shares will not be vested until July 27, 2018 and 2019, respectively.

On December 9, 2016, the Company approved management's new plan based on future performance for the three fiscal years from 2017 to 2019. The Company also agreed on front-issuing of shares based on the optimism situation, thus non-vested 3.01 million shares were issued to management on January 23 2017. The fair value of the restricted shares was $4,063,500 based on the closing stock price $1.35 at December 9, 2016. Prior to the filing of the annual report for the years ending June 30, 2017, 2018 and 2019, the shares granted under this plan may not be sold, transferred, hypothecated, voted or otherwise used for any purpose, and any shares that are not earned as stated above will be automatically cancelled without payment by the transfer agent of the Company.

The Share-based compensation expense recorded for restricted shares issued for management were ¥1,828,790, ¥3,595,146 and ¥12,904,723 ($1,904,076) for the years ended June 30, 2015, 2016 and 2017, respectively. The total unrecognized share-based compensation expense of restricted shares issued for management as of June 30, 2017 was approximately ¥27.46 million ($4.05 million), which is expected to be recognized over a weighted average period of approximately 1.93 years.

Restricted Shares for service

For the year ended June 30, 2017, the Company has granted restricted shares of common stock to consultants as follows:

RECON TECHNOLOGY, LTD

NOtes to THE consolidated financial statements

On November 16, 2015, the Company agreed to issue a total of 100,000 restricted shares to two investor relations firms in exchange for services. The fair value of the restricted shares was $108,400 based on the closing stock price of $1.08 on November 16, 2015. The vesting period of these shares was four-months from the date of contract, which was November 16, 2015. 100,000 shares were issued under this plan on November 30, 2015.

On November 19, 2015, the Company issued 260,185 restricted shares to an independent domestic company for certain mold and software platform development services. The fair value of the restricted shares was $247,176 based on the closing stock price of $0.95 on November 19, 2015. The vesting period of these shares was three-month from the date of contract. 260,185 shares were issued under this plan on November 30, 2015.

On July 27, 2016, the Company approved the grant of 250,000 restricted shares with a value of $275,000 based on the closing stock price of $1.10 on July 27, 2016 to designees of an independent consulting firm as compensation for advisory services. The vesting period of these shares was one year from the date of contract.   Those restricted shares were issued on October 21, 2016 and were vested as of date of this report.

On November 10, 2016, the Company approved the grant of 330,000 restricted shares with a value of $300,993 based on the closing stock price of $0.9121 on November 10, 2016 to a company as payment for development of software and models. The vesting period of these shares was three-month from the date of contract. Those restricted shares were issued on January 23, 2017.

On March 31, 2017, the Company approved the grant of 200,000 restricted shares with a value of $256,020 based on the closing stock price of $1.2801 on March 31, 2017 to designees of an independent consulting firm as payment for accounting management and consulting service. The vesting period of these shares was two-year from the date of contract. 25,000 restricted shares were vested and no shares were issued as of date of this report.

On April 5, 2017, the Company approved the grant of 300,000 restricted shares with a value of $390,000 based on the closing stock price of $1.30 on April 5, 2017 to a company as payment for promotion PR/IR service. The vesting period of these shares was one year from the date of contract. 75,000 restricted shares were vested and no shares were issued as of date of this report.

On April 24, 2017, the Company approved the grant of 500,000 restricted shares with a value of $555,050 to a company to prepare research report for online gas selling platform. The fair value of those restricted shares was based on the closing stock price of $1.101 on June 15, 2017 when the service was fully rendered to the Company. Those shares were vested by June 15, 2017 based on the contract. Those restricted shares were not issued as of date of this report.

The Share-based compensation expense recorded for restricted shares issued for service were ¥1,585,462, ¥2,287,415 and ¥8,399,240 ($1,239,298) for the years ended June 30, 2015, 2016 and 2017, respectively. The total unrecognized share-based compensation expense of restricted shares issued for service as of June 30, 2017 was approximately ¥3.50 million ($0.52 million), which is expected to be recognized over a weighted average period of approximately 1.19 years.

Following is a summary of the restricted shares granted:

Restricted stock grants	Shares
Non-vested as of June 30, 2015	453,575
Granted	1,160,185
Vested	(536,972)
Non-vested as of June 30, 2016	1,076,788
Granted	5,466,000
Vested	(1,617,121)
Non-vested as of June 30, 2017	4,925,667

RECON TECHNOLOGY, LTD

NOtes to THE consolidated financial statements

NOTE 15. INCOME TAX

The Company is not subject to any income taxes in the United States or the Cayman Islands and had minimal operations in jurisdictions other than the PRC. BHD and Nanjing Recon are subject to PRC’s income taxes as PRC domestic companies. The Company follows Implementing Rules for the Enterprise Income Tax Law (“Implementing Rules”) which uses a tax rate of 25%.

Nanjing Recon was approved as a government-certified high –technology company and is subject to a reduced income tax rate of 15% through November 30, 2019.

As approved by the domestic tax authority in the PRC, BHD was recognized as a government-certified high technology company and is subject to a reduced income tax rate of 15% through November 25, 2018.

Loss before provision for income taxes consisted of:

	June 30, 2015	June 30, 2016	June 30, 2017	June 30, 2017
	RMB	RMB	RMB	U.S. Dollars
Outside areas	¥(8,872,589)	¥(14,257,066)	¥(28,079,918)	$(4,143,156)
China	(25,135,874)	(26,079,666)	(2,815,983)	(415,496)
Total	¥(34,008,463)	¥(40,336,732)	¥(30,895,901)	$(4,558,652)

Deferred tax asset is comprised of the following:

	June 30, 2016	June 30, 2017	June 30, 2017
	RMB	RMB	U.S. Dollars
Allowance for doubtful receivables	¥1,958,120	¥925,907	$136,617
Net operating loss carryforwards	1,790,615	3,425,411	505,415
Less: Valuation allowance	(3,748,735)	(4,351,318)	(642,032)
Total deferred income tax assets	¥-	¥-	$-

RECON TECHNOLOGY, LTD

NOtes to THE consolidated financial statements

Following is a reconciliation of income tax expense (benefit) at the effective rate to income tax at the calculated statutory rates:

	For the years ended June 30,
	2015	2016	2017	2017
	RMB	RMB	RMB	U.S. Dollars
Income tax calculated at statutory rates	¥(6,108,744)	¥(6,230,384)	¥(580,551)	$(85,660)
Nondeductible expenses (non-taxable income)	5,335,231	1,774,956	93,709	13,827
Benefit of favorable rate for high-technology companies	385,650	2,492,154	232,221	34,264
Benefit of revenue exempted from enterprise income tax	(190,614)	(43,363)	(19,919)	(2,939)
Change in valuation allowances	137,683	3,748,735	602,583	88,910
Over-accrued tax of prior years	(2,111,281)	(1,196,253)	(20,143)	(2,972)
Provision (benefit) for income tax	¥(2,552,075)	¥545,845	¥307,900	$45,430

The Company’s tax expense (benefit) is comprised of the following:

	For the years ended June 30,
	2015	2016	2017	2017
	RMB	RMB	RMB	U.S. Dollars
Current income tax provision (benefit)	¥(2,019,938)	¥-	¥307,900	$45,430
Adjust over accrued tax of prior years	-	(1,196,253)	-
Deferred income taxes provision (benefit)	(532,137)	1,742,098	-	-
Expense (benefit) for income tax	¥(2,552,075)	¥545,845	¥307,900	$45,430

RECON TECHNOLOGY, LTD

NOtes to THE consolidated financial statements

NOTE 16. NON-CONTROLLING INTEREST

Non-controlling interest consisted of the following:

	As of June 30, 2016
		Nanjing
	BHD	Recon	Total	Total
	RMB	RMB	RMB	U.S. Dollars
Paid-in capital	¥1,651,000	¥200,000	¥1,851,000	$278,583
Unappropriated retained earnings	3,152,687	3,250,513	6,403,200	963,709
Accumulated other comprehensive loss	(18,850)	(11,853)	(30,703)	(4,621)
Total non-controlling interest	¥4,784,837	¥3,438,660	¥8,223,497	$1,237,671

	As of June 30, 2017
		Nanjing
	BHD	Recon	Total	Total
	RMB	RMB	RMB	U.S. Dollars
Paid-in capital	¥1,651,000	¥200,000	¥1,851,000	$273,113
Unappropriated retained earnings	3,152,687	3,491,859	6,644,546	980,395
Accumulated other comprehensive loss	(18,850)	(11,853)	(30,703)	(4,531)
Total non-controlling interest	¥4,784,837	¥3,680,006	¥8,464,843	$1,248,977

NOTE 17. CONCENTRATIONS

For the year ended June 30, 2015, four customers represented approximately 43%, 15%, 14% and 11% of the Company’s revenue, respectively. At June 30, 2015, four customers accounted for 89% of the Company’s trade accounts receivable, net.

For the year ended June 30, 2016, one customer represented approximately 75% of the Company’s revenue. At June 30, 2016, two customers accounted for 81% of the Company’s trade accounts receivable, net.

For the year ended June 30, 2017, two customers represented approximately 72% and 10% of the Company’s revenue, respectively. At June 30, 2017, three customers accounted for 80% of the Company’s trade accounts receivable, net.

For the year ended June 30, 2015, one major supplier accounted for 18% of the company’s total purchases. At June 30, 2015, two suppliers accounted for 73% of the Company’s trade accounts payable.

For the year ended June 30, 2016, two major suppliers accounted for 49% of the company’s total purchases. At June 30, 2016, three suppliers accounted for 67% of the Company’s trade accounts payable.

For the year ended June 30, 2017, three major suppliers accounted for 43% of the company’s total purchases. At June 30, 2017, three suppliers accounted for 61% of the Company’s trade accounts payable.

RECON TECHNOLOGY, LTD

NOtes to THE consolidated financial statements

NOTE 18. COMMITMENTS AND CONTINGENCY

(a)	Office Leases

The Company entered into six non-cancellable operating lease agreements for office spaces and factories. Future payments under such leases are as follows as of June 30, 2017:

	Twelve months ending June 30,
	Office lease payment
	RMB	U.S. Dollars
2018	¥1,800,000	$265,588
2019	716,000	105,645
2020	716,000	105,645
Total	¥3,232,000	$476,878

Rent expense for the years ended June 30, 2015, 2016 and 2017 were ¥1,325,780, ¥1,323,170 and ¥1,664,128 ($245,540), respectively.

(b) Contingency

The Labor Contract Law of the PRC requires employers to assure the liability of severance payments if employees are terminated and have been working for the employers for at least two years prior to January 1, 2008. The employers will be liable for one month of severance pay for each year of the service provided by the employees. As of June 30, 2017, the Company estimated its severance payments of approximately ¥1.7 million ($0.25 million) which has not been reflected in its consolidated financial statements, because management cannot predict what the actual payment, if any, will be in the future.

NOTE 19. RELATED PARTY TRANSACTIONS AND BALANCES

Sales to related parties – sales to related parties consisted of the following:

	For the years ended June 30,
	2015	2016	2017	2017
	RMB	RMB	RMB	U.S. Dollars
Xiamen Henda Hitek Computer Network Co. Ltd	¥1,676,036	¥-	¥-	$-
Xiamen Huangsheng Hitek Computer Network Co. Ltd.	752,137	-	-	-
Revenues from related parties	¥2,428,173	¥-	¥-	$-

RECON TECHNOLOGY, LTD

NOtes to THE consolidated financial statements

Purchases from related parties – purchases from related parties consisted of the following:

	For the years ended June 30,
	2015	2016	2017	2017
	RMB	RMB	RMB	U.S. Dollars
Huanghua Heng Da Xiang Tong Manufacture Ltd	¥862,782	¥338,862	¥-	$-
Xiamen Huangsheng Hitek Computer Network Co. Ltd.	797,587	588,894	-	-
Purchases from related parties	¥1,660,369	¥927,756	¥-	$-

Account payable due to related parties - The Company purchased automation products and heating furnaces from Xiamen Huangsheng Hitek Computer Network Co. Ltd (Huangsheng Hitek) and Huanghua Xiang Tong. The ending balance of accounts payable due to Huangsheng Hitek as of June 30, 2016 and 2017 were both nil. On March 18, 2016, the Company terminated its equity investment in Huanghua Xiang Tong and therefore has no related-party relationship with this entity after March 18, 2016.

Leases from related parties - The Company has various agreements for the lease of office space owned by the Founders and their family members. The terms of the agreement state that the Company will continue to lease the property at a monthly rent of ¥140,000 with annual rental expense at ¥1.68 million ($0.25 million). The details of leases from related parties are as below:

			Monthly Rent	Monthly Rent
Lessee	Lessor	Rent Period	RMB	USD
Nanjing Recon	Yin Shenping	July 10, 2014 - March 31, 2018	¥60,000	$8,853
BHD	Chen Guangqiang	January 1, 2015 - December 31, 2017	22,500	3,320
BHD	Mr Chen'sfamily member	January 1, 2015 - December 31, 2017	47,500	7,009
Recon-BJ	Yin Shenping	July 1, 2016 - June 30, 2018	10,000	1,475

Short-term borrowings from related parties - The Company borrowed ¥12,941,848 and ¥10,168,008 ($1,500,277) from the Founders and their family members as of June 30, 2016 and 2017, respectively. For the specific terms and interest rates of the borrowings, see Note 12.

Expenses paid by the owner on behalf of Recon - One owner of Nanjing Recon, the CEO and the CTO paid certain operating expenses for the Company. As of June 30, 2016 and 2017, ¥3,144,263 and ¥3,062,709 ($451,899) was due to them, respectively. See Note 10.

RECON TECHNOLOGY, LTD

NOtes to THE consolidated financial statements

NOTE 20. Variable Interest Entities

The Company reports its VIEs’ portion of consolidated net income (loss) and stockholders’ equity as non-controlling interests in the consolidated financial statements.

Summary information regarding consolidated VIEs is as follows:

	June 30, 2016	June 30, 2017	June 30, 2017
	RMB	RMB	U.S. Dollars
ASSETS
Current Assets
Cash and cash equivalents	¥619,430	¥3,506,540	$517,386
Notes receivable	4,660,177	6,112,960	901,960
Trade accounts receivable, net	38,097,626	39,425,911	5,817,245
Purchase advances, net	1,323,305	11,476,000	1,693,270
Other assets	25,584,030	7,450,483	1,099,310
Total current assets	¥70,284,568	¥67,971,894	$10,029,171

Non-current assets	5,113,193	2,757,404	406,852
Total Assets	¥75,397,761	¥70,729,298	$10,436,023

LIABILITIES
Trade accounts payable	¥7,540,430	¥8,352,870	$1,232,456
Taxes payable	755,881	684,721	101,030
Other liabilities	19,025,594	16,372,863	2,415,796
Total current liabilities	27,321,905	25,410,454	3,749,282
Total Liabilities	¥27,321,905	¥25,410,454	$3,749,282

The financial performance of VIEs reported in the consolidated statement of operations and comprehensive loss for the year ended June 30, 2015 includes revenues of ¥51,512,900, operating expenses of ¥34,257,359, and net loss of ¥21,882,903. The financial performance of VIEs reported in the consolidated statement of operations and comprehensive loss for the year ended June 30, 2016 includes revenues of ¥42,728,277, operating expenses of ¥31,590,843, and net loss of ¥25,481,256. The financial performance of VIEs reported in the consolidated statement of operations and comprehensive loss for the year ended June 30, 2017 includes revenues of ¥60,054,462 ($8,860,963), operating expenses of ¥18,074,743 ($2,666,906), and net loss of ¥2,757,013 ($406,794).

RECON TECHNOLOGY, LTD

NOtes to THE consolidated financial statements

NOTE 21. REVENUEs GENERATED FROM PRODUCTION LINES

Revenue generated from production lines are as follows:

	For the years ended June 30,
	2015	2016	2017	2017
	RMB	RMB	RMB	U.S. Dollars
Automation product and software	¥23,434,794	¥26,171,906	¥22,399,066	$3,304,956
Equipment and accessories	25,546,159	13,038,562	26,585,924	3,922,720
Waste water treatment products	-	2,334,457	10,997,302	1,622,638
Subtotal revenue - Hardware and software- non-related parties	48,980,953	41,544,925	59,982,292	8,850,314
Revenue - Hardware and software - related parties	2,428,173	-	-	-
Service	103,774	1,183,352	72,170	10,649
Total revenue	¥51,512,900	¥42,728,277	¥60,054,462	$8,860,963

NOTE 22. SUBSEQUENT EVENTS

On August 12, 2017, Board of the Company approved to settle unpaid compensation of management for fiscal year 2017 based on the closing stock price on August 11, 2017. Total payable amount to management was $232,545, and shares to be issued will be 219,381 shares at a price of 1.06 per share. As of the report date, the shares have not been issued yet.

On July 5, 2017, the Company borrowed ¥210,000 ($30,985) from a shareholder’s family member bearing no interest, due by December 31, 2017 to supplement the Company’s working capital.

On July 26, 2017, the Company borrowed ¥800,000 ($118,039) from a shareholder’s family member bearing no interest, due by December 31, 2017 to supplement the Company’s working capital.

On August 15, 2017, the Company borrowed ¥3,000,000 ($442,646) from a third party bearing no interest, due by August 14, 2018 to supplement the Company’s working capital.

On August 17, 2017, the Company borrowed ¥600,000 ($88,529) from a third party bearing no interest, due by August 16, 2018 to supplement the Company’s working capital.

On August 22, 2017, the Company borrowed ¥1,000,000 ($147,549) from a third party bearing no interest, due by August 21, 2018 to supplement the Company’s working capital.

On August 25, 2017, the Company borrowed ¥2,000,000 ($295,098) from a founder bearing an annual interest of 5.65%, due by September 24, 2017 to supplement the Company’s working capital. As of September 24, 2017, the Company repaid ¥2,000,000 ($295,098) with an interest of ¥9,739 ($1,437).

On August 31, 2017, the Company borrowed ¥2,100,000 ($309,852) from a shareholder’s family member bearing no interest, due by August 30, 2018 to supplement the Company’s working capital.

