Form 20-F
period 2018-06-30
Recon Technology, Ltd
filed 2018-09-28
CIK 1442620

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2018

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 18,480,349 Ordinary Shares (including non-vested 2,210,000 Ordinary Shares which were granted to the management in December 2016 and subject to cancellation)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

☒ Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

☐ Yes    ☐ No

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this annual report with respect to the Company’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. The Company cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, including but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the company with the Securities and Exchange Commission. Therefore, investors should not place undue reliance on such forward-looking statements. Actual results may differ significantly from those set forth in the forward-looking statements.

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

Item 3.                   Key Information

A. Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of operations data for the three years ended June 30, 2016, 2017 and 2018 and the consolidated balance sheet data as of June 30, 2017 and 2018 have been derived from our audited consolidated financial statements set forth in “Item 18 – Financial Statements”. The selected consolidated balance sheet data for the year ended June 30, 2016 have been derived from our audited consolidated balance sheet as of June 30, 2016, which is not included in this annual report. The selected consolidated statements of operations data for the years ended June 30, 2014 and 2015 and the selected consolidated balance sheet data as of ended June 30, 2014 and 2015 have been derived from our audited consolidated financial statements for the years ended June 30, 2014 and 2015, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with Generally Accepted Accounting Principles in the United States of America, or U.S. GAAP.

(All amounts in thousands of Renminbi, except Dividend per share in U.S. dollars and Shares outstanding)

Statement of operations data:

	For the years ended June 30,
	2018	2017	2016	2015	2014
	RMB¥	RMB¥	RMB¥	RMB¥	RMB¥

Revenues	84,712,046	60,054,462	42,728,277	51,512,900	93,447,108
Income (loss) from operations	(40,924,896)	(30,611,484)	(39,911,129)	(35,516,233)	2,830,238
Income (loss) from continuing operations	(40,924,896)	(30,611,484)	(39,911,129)	(35,516,233)	2,830,238
Net income (loss)	(44,072,321)	(31,445,147)	(40,882,577)	(31,456,388)	807,188

Earnings (loss) per share
-Basic	(3.84)	(4.90)	(7.23)	(6.45)	0.19
-Diluted	(3.84)	(4.90)	(7.23)	(6.45)	0.18

Weighted average number of ordinary shares used in computation
-Basic	11,483,464	6,417,305	5,653,149	4,876,504	4,303,955
-Diluted	11,483,464	6,417,305	5,653,149	4,876,504	4,368,162

Balance sheet data:

	2018	2017	2016	2015	2014
	RMB¥	RMB¥	RMB¥	RMB¥	RMB¥

Current assets	100,834,569	68,387,075	74,322,220	124,512,236	133,399,423
Total assets	121,807,517	71,155,045	79,450,314	134,348,887	154,530,382
Current liabilities	25,991,921	29,445,757	29,850,518	52,080,043	50,325,873
Total liabilities	34,935,755	29,445,757	29,850,518	52,080,043	50,325,873
Total stockholders’ equity (net assets)	76,009,832	33,244,445	41,376,299	74,045,347	95,979,030
Shares outstanding	18,380,349	9,902,914	5,804,005	5,427,946	4,717,336

Exchange Rate Information

The Company’s functional currency is the Chinese Yuan (“RMB”) and the accompanying consolidated financial statements have been expressed in Chinese Yuan. The consolidated financial statements as of and for the year ended June 30, 2018 have been translated into United States dollars (“U.S. dollars”) solely for the convenience of the readers. The translation has been made at the rate of ¥6.6198 = US$ 1.00, the approximate exchange rate prevailing on June 30, 2018. These translated U.S. dollar amounts should not be construed as representing Chinese Yuan amounts or that the Chinese Yuan amounts have been or could be converted into U.S. dollars.

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

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated (www.oanda.com).

	Midpoint of Buy and Sell Prices for U.S. Dollar per RMB
Period	Period-End	Average	High	Low
2013	6.1090	6.1938	6.3087	6.1084
2014	6.1484	6.1458	6.2080	6.0881
2015	6.4917	6.2288	6.4917	6.0933
2016	6.9448	6.6441	7.0672	6.4494
2017	6.5074	6.7578	6.9535	6.4686
2018 (through September 25, 2018)
April	6.3313	6.2988	6.3362	6.2750
May	6.4089	6.3710	6.4211	6.3350
June	6.6198	6.4642	6.6207	6.3910
July	6.8195	6.7153	6.8195	6.6193
August	6.8334	6.8462	6.9167	6.8066
September (through September 25, 2018)	6.8670	6.8506	6.8687	6.8261

As of September 25, 2018, the exchange rate is RMB 6.8670 to $1.00.

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

We have derived most of our revenues to date from providing integrated automation services to Chinese petroleum companies at oilfields within China. Our customers’ success is intrinsically linked to economic conditions both in China and in the petroleum industry in general and the volatility of prices of crude oil and refined products in particular. The petroleum industry, in turn, is subject to intense competitive pressures and is affected by overall economic conditions. Demand for our services could be harmed by volatility in the petroleum industry. There can be no assurance that we will be able to continue our historical revenue growth or sustain our profitability on a quarterly or annual basis or that our results of operations will not be adversely affected by continuing or future volatility in the petroleum industry.

Our revenues are highly dependent on a very limited number of customers, which subjects our business to high seasonality. Our contracts with such customers may be terminated at any time, materially and adversely affecting our business.

Historically, we derived the majority of our revenues from two customers, (i) China National Petroleum Corporation (“CNPC”) and (ii) China Petroleum and Chemical Corporation (“Sinopec”). Since the fiscal year ended June 30, 2017, Sinopec accounted for less than 5% of our revenues.

We provide products and services to CNPC under a series of agreements, each of which is terminable without notice. We first began to provide services to CNPC in 2000. CNPC accounted for approximately 45%, 72% and 75% of our revenues in the fiscal years ended June 30, 2018, 2017 and 2016, respectively, and any termination of our business relationships with CNPC would materially harm our operations.

In the fiscal year ended June 30, 2018, we had a new client of chemical plants, which accounted for approximately 43.29% of our revenues. We also signed a series of contracts with Shenhua Group Corporation Limited ("Shenhua Group") and expect to receive significant revenue from it in the fiscal year 2019. Any termination of our business relationships with CNPC or any other major client would materially harm our operations.

Because we derive such a high percentage of our revenues from CNPC and a few new clients, our revenue has been subject to high seasonality. We recognize revenue when it is realized and earned. We consider revenue realized or realizable and earned when (1) we have persuasive evidence of an arrangement, (2) delivery has occurred, (3) the sales price is fixed or determinable, and (4) collectability is reasonably assured. Because these matters depend on reaching agreements with these clients, revenue recognition occurs, to a large extent, on their schedule. Accordingly, revenue recognized in the first quarter is usually the smallest in proportion to that for the whole year, due to our clients’ budgeting and planning schedules. If these clients were to change its budgeting or planning schedule our high and low quarters could also shift. This seasonality limits our ability to make accurate long-term predictions about our performance and makes it difficult to compare our revenues across quarters.

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

Our profitability depends substantially on our ability to help our customers exploit their oil reserves at competitive costs. Replacement reserves may not be available to our customers when required or, if available, may not be drilled at costs comparable to those characteristics of the depleting oilfield. The Domestic Companies’ and our technology may not enable our customers to accurately assess the geological characteristics of any new reserves, which may adversely affect their decision to use the Domestic Companies’ and our products in the future.

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

Our board of directors is divided into three classes of directors. The current terms of the directors expire in 2018, 2019 and 2020. Directors of each class are chosen for three-year terms upon the expiration of their current terms, and each year one class of directors is elected by the shareholders. The staggered terms of our directors may reduce the possibility of a tender offer or an attempt at a change in control, even though a tender offer or change in control might be in the best interest of our shareholders.

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

On August 8, 2006, six PRC regulatory agencies, including the PRC Ministry of Commerce (“MOC”), the State-owned Assets Supervision and Administration Commission of the State Council, the State Administration of Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission (“CSRC”) and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and was amended on June 22, 2009. The M&A Rules significantly revised China’s regulatory framework governing onshore-to-offshore restructurings and foreign acquisitions of domestic enterprises. These new rules signify greater PRC government attention to cross-border merger, acquisition and other investment activities, by confirming MOC as a key regulator for issues related to mergers and acquisitions in China and requiring MOC approval of a broad range of merger, acquisition and investment transactions. Further, the new rules establish reporting requirements for acquisition of control by foreigners of companies in key industries and reinforce the ability of the Chinese government to monitor and prohibit foreign control transactions in key industries.

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

In February 2012, SAFE promulgated the Notice on the Administration of Foreign Exchange Matters for Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies, or the Stock Option Notice, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly-Listed Companies issued by SAFE on March 28, 2007. Under the Stock Option Notice and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must collectively retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also collectively retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. We and our PRC employees who have been granted stock options are subject to these regulations. Failure of our PRC stock option holders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to compensate our employees and directors through equity compensation, limited our PRC subsidiaries’ ability to distribute dividends to us, or otherwise materially adversely affect our business.

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

The market price for our ordinary shares has been, and is likely to remain, volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in the Chinese petroleum and energy industries;
•	changes in the Chinese economy;

•	announcements by our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	future sales of our ordinary shares;

•	period to period fluctuations in our financial results;

•	low trading volume of our ordinary shares;

•	additions or departures of key personnel; or

•	potential litigation.

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

BHD, one VIE, controls following subsidiaries:

On December 17, 2015, Huang Hua BHD Petroleum Equipment Manufacturing Co. LTD (“HH BHD”), a fully owned subsidiary established by BHD was organized under the laws of the PRC.

On May 23, 2017, Gan Su BHD Environmental Technology Co., Ltd (“Gan Su BHD”) was established by BHD and another investor under the laws of the PRC, with registered capital of ¥50 million. It is focusing on oilfield sewage treatment and oily sludge disposal projects. As of June 30, 2018, BHD invested a total of ¥9.3 million Gan Su BHD. The paid in capital was ¥12,780,000 ($1,930,572) as of June 30, 2018. Based on its revised chapter dated August 11, 2017, BHD owns an interest of 51% of Gan Su BHD.

On October 16, 2017, Qing Hai BHD New Energy Technology Co., Ltd. (“Qinghai BHD”) was established by BHD and a few other investors under the laws of the PRC, with registered capital of ¥50 million. It is focusing on design and production and sales of solar energy eating furnaces. As of June 30, 2018, BHD invested a total of ¥2.3 million to Qinghai BHD. The paid in capital was ¥2,450,000.00 ($370,102) as of June 30, 2018. BHD owns an interest of 55% of Qinghai BHD.

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

The Company serves as the center of strategic management, financial control and human resources allocation for the Domestic Companies. Through our contractual relationships with the Domestic Companies, we provide equipment, tools and other hardware related to oilfield production and management and develop and sell our own specialized industrial automation control and information solutions. However, we do not engage in the production of petroleum or petroleum products.

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

Market Background

China is the world’s second-largest consumer of petroleum products, largest importer of petroleum and fourth-largest producer of petroleum. In the last twenty years, China’s demand for oil has more than tripled, while its production of oil has only modestly increased. China became a net importer of petroleum in 1983, and, since then, oil production in China has been focused on meeting the country’s domestic oil consumption requirements. The oil industry in China is dominated by three state-owned holding companies: China National Petroleum Corporation (“CNPC”), China Petroleum and Chemical Corporation (“Sinopec”) and China National Offshore Oil Corporation (“CNOOC”). Foreign companies have also been deeply involved in China’s petroleum industry; however, according to Chinese law, China’s national oil companies still take a majority (or minority) stake in any commercial discovery. As a result, the number of major foreign companies involved in the industry is relatively limited in domestic area of China.

In the past, China’s petroleum companies mined for petroleum by leveraging the country’s abundance of inexpensive labor, rather than focusing on developing new technologies. For example, a typical, traditional oilfield with an annual capacity of 1,000,000 tons would require between 10,000 and 20,000 laborers. By contrast, when Baker CAC automated oil production products were employed in the mid-1990s to explore and automate Cainan Oilfield, a desert oilfield in Xinjiang, annual capacity for the field reached 1,500,000 tons, with only 400 employees needed to manage the oilfield. After the introduction of Baker CAC’s products into China’s petroleum industry, Chinese companies have also sought to provide automation solutions.

In the primary oil recovery stage, oil pressure in an oil reservoir may be high enough to force oil to the surface. Approximately 20% of oil may be harvested at this stage. The secondary oil recovery stage accounts for another 5% to 15% of oil recovery and involves such efforts as pumps to extract petroleum and the injection of water, natural gas, carbon dioxide or other gasses into the oil reservoir to force oil to the surface. Most oilfields in China have now entered into the tertiary stage of oil recovery, at which oil extraction becomes increasingly difficult and inefficient. Tertiary recovery generally focuses on decreasing oil viscosity to make extraction easier and accounts for between 5% and 15% of oil recovery. Our efforts in tertiary recovery focus on reducing water content in crude oil in order to make extraction more efficient and to improve the overall production of wells through advanced technologies and effective managing tools and approaches.

Products and Services

We currently provide products and services to oil and gas field companies, which focus on the development and production of oil and natural gas. Our products and services described below correlate to the numbered stages of the oilfield production system graphical expression shown below.

The following list shows our products and services. The first three items are covered by our (1) automation product and software segment and (2) equipment and accessories segment. The last item is covered by our oilfield environmental protection segment.

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

Besides, we are also providing the following products and services beyond the oilfield industry:

Waste Water and Oil Treatment Products and Services

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

Customers

We operate our business by cooperating with oil companies and their subsidiaries, the petroleum administration bureau and local service companies. Historically, most actual control of our direct and indirect clients could be traced to Sinopec and CNPC, the two major Chinese state-owned companies responsible for on-shore petroleum mining and extraction. Since the fiscal year ended June 30, 2017, Sinopec accounted for less than 5% of our revenues.

We have conducted automation projects for plants in three of China’s four highest producing oilfields, Daqing, Shengli and Xinjiang. We have undertaken the automation projects at the following locations, among others:

CNPC

•	Qinghai Oilfield

•	Tuha Oilfield

•	Daqing Oilfield

•	Jidong Oilfield

•	Sichuan Oilfield

•	Xinjiang Oilfield

•	Huabei Oilfield

•	Jilin Oilfield

•	Changqing Oilfield

We provide products and services to CNPC under a series of agreements, each of which is terminable without notice. We first began to provide services to CNPC in 2000. CNPC accounted for approximately 45.10%, 71.89% and 75.36% of our revenues in the fiscal years ended June 30, 2018, 2017 and 2016, respectively, and any termination of our business relationships with CNPC would materially harm our operations.

Sinopec

•	Jiangsu Oilfield

•	Shengli Oilfield

•	The Northwest Division

•	The Southwest Division

•	Zhongyuan Oilfield

•	Sichuan Oilfield

•	Jianghan Oilfield

We provide products and services to Sinopec under a series of agreements, each of which is terminable without notice. We first began to provide services to Sinopec in 1998. Sinopec accounted for approximately 2.26%, 3.75% and 8.85% of our revenues for the fiscal years ended June 30, 2018, 2017 and 2016, respectively, and any termination of our business relationships with Sinopec would harm our operations.

Other Customers

In the fiscal year ended June 30, 2018, we had a new client of chemical plants, which accounted for approximately 43.29% of our revenues. We also signed a series of contracts with Shenhua Group and expect to receive significant revenue from it in the fiscal year 2019. Any termination of our business relationships with CNPC or any other major client would materially harm our operations.

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

Our primary domestic competitors include the following:

•	Beijing Echo Technologies Development Co., Ltd. (“BET”). BET provides a combination of software and hardware products for industrial automatic control systems in the petroleum industry. BET currently engages in research and development of software and hardware applied to industrial automatic control systems, manufacturing and installation of industrial automation instruments and integration of automatic control products.

•	Anton Oilfield Services Group (HKEx stock code: 3337) is a leading independent oilfield services provider offering one-stop oil and gas field technical development services to oil companies. Its services and solutions span across the drilling technology, well completion, downhole operation, and oil production phases in the development cycle. Its fast growth benefits from the accelerated development of natural gas in China and the Group’s increased presence in the overseas markets.

•	China Oil HBP Group (code: 002554), founded in 1998, is an international supplier committed to providing comprehensive solutions for oil and gas development and exploitation.

•	Jereh Environmental Management Group (code: 002353), is an international, integrated oil and gas company specializing in oil & gas EPC services, oilfield technology services and equipment manufacturing.

Research and Development

We focus our research and development efforts on improving our development efficiency and the quality of our products and services. As of June 30, 2018, our research and development team consisted of 30 experienced engineers, developers and programmers. In addition, some of our support employees regularly participate in our research and development programs.

In the fiscal years ended June 30, 2018, 2017 and 2016, we spent approximately RMB 3.2 million (approximately $0.5 million), 7.6 million (approximately $1.1 million) and RMB 6.9 million ($1.0 million), respectively, on research and development activities.

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

Although we develop our software products in conjunction with the Domestic Companies, each software product is based upon middleware developed by third parties. We integrate this technology, licensed by our customers from third parties in our software products. If our customers are unable to continue to license any of this third-party software, or if the third-party licensors do not adequately maintain or update their products, we would face delays in the releases of our software until equivalent technology can be identified, licensed or developed, and integrated into our software products. These delays, if they occur, could harm our business, operating results and financial condition.

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

We market our products under the following trademarks which are registered with the PRC Trademark Bureau under the State Administration for Industry and Commerce. We currently own the following trademarks:

1. Trademark of “BHD” valid from November 7, 2003 through November 6, 2023;

2. Trademark of “Recon” of the 7th classification valid from October 21, 2011 through October 20, 2021;

3. Trademark of “Recon” of the 9th classification valid from April 21, 2011 through April 20, 2021; and

4. Trademark of “Recon” of the 42nd classification valid from September 7, 2011 through September 6, 2021.

We currently own over 50 patents registered with the PRC State Intellectual Property Office which cover our automated products and heating related equipment for the petroleum industry. Below is a list of our selected patents:

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

15. Patent of an oily sewage treatment bio-stimulants and Production Methods valid until July 11,2027; and

16. Patent of torch specialized for oilfield waste-gas burning valid until July 10, 2028.

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

Regulation on Software Products

On March 1, 2009, the Ministry of Industry and Information Technology of China issued the Administrative Measures on Software Products, or the Software Measures, which became effective as of April 10, 2009, to strengthen the regulation of software products and to encourage the development of the Chinese software industry. Under the Software Measures, a software developer must have all software products imported into or sold in China tested by a testing organization supervised by the Ministry of Industry and Information Technology. The software industry authorities in provinces, autonomous regions, municipalities and cities with independent planning are in charge of the registration, report and management of software products. Software products can be registered for five years, and the registration is renewable upon expiration. Although some of Nanjing Recon’s current software products were registered in 2008, there can be no guarantee that the registration will be renewed timely or that the Domestic Companies’ and our future products will be registered.

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

Regulations on Foreign Investment in Automation Service Industry and Oil Exploration and Extraction Industry in PRC. In accordance with the Catalogue of Industries for Guiding Foreign Investment (Revised 2007), the oil and gas automation service industries are in the catalogue of permitted industries, and thus there are no restrictions on foreign investment in the oil and gas automation industry. In addition, the following industries are encouraged for foreign investment in China:

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

C. Organizational Structure

Below is a chart representing our current corporate structure (as of June 30, 2018):

Our registered office in the Cayman Islands is at the offices of Vistra (Cayman) Limited, P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands.

D. Property, Plants and Equipment

We currently operate in three facilities throughout China. Our headquarters are located in Beijing. Following is a list of our properties. The first six properties are rentals. Gan Su BHD has received a land usage rights certificate regarding the last property and is constructing a plant on that piece of land.

No.	Tenant/Transferee	Address	Rental/Use Term	Space	Usage
1	Recon-BJ	Room 1902, Building C King Long International Mansion, Chaoyang District Beijing, PRC	July 1, 2018 to June 30, 2019	267 square meters	Headquarter office

2	Nanjing Recon	Room 310&311, No. 2 Building, Chu Qiao Cheng, Andemen Street, Yu Hua District, Nanjing City, PRC	April 1, 2018 to March 31, 2020	564.64 square meters	Office

3	BHD	18th Floor, Building C King Long International Mansion, Chaoyang District Beijing, PRC	January 1, 2018 to December 31, 2018	428 square meters	Office

4	BHD	West building, Zhengfu Street, Huo ying, Changping District, PRC	January 1, 2018 to December 31, 2018	420 square meters	Warehouse

5	HH BHD	No. 1767, Yin Bin South Street, Huang Hua Economic Development Zone, He Bei Province, PRC	July 1, 2017 to June 30, 2020	4,624 square meters	Plant

6	Qing Hai BHD	No. 17, Jing Chang Road, Dongchuan industrial park, economic zone, Xi Ning City, Qing Hai province, PRC	September 1, 2018 to August 30, 2019	2,192.42 square meters	Office and Plant

7	Gan Su BHD	North of Dongyun Road and West of Petroleum Management Bureau Wooden Furniture Factory, Old District, Yumen City, Gansu Province, PRC	August 1, 2017 to July 31, 2067	26,235.59 square meters	Land for Plant

Previously, we did not operate any plant. Based on the customers’ recent requirements, we begin to operate plants. HH BHD has rent a plant which includes the equipment. The annual rent is RMB 716,000 (approximately $108,000). It is planned to produce furnaces related products. We began to operate this plant since November 2017.

Gan Su BHD has received a land usage right certificate. The purchase price of the land usage right is RMB 1,322,300 (approximately $200,000). Gan Su BHD’s source of the payment is from investment of BHD. Gan Su BHD began to build a plant on this land since October 2017 and expect to finish it by the end of year 2018. The estimated expense of the construction is RMB 40 million (approximately $6 million). The source of the payment is loan from major shareholders and equity financing. It is planned to produce products related to the oily sludge disposal projects of Yumen Oilfield.

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

Recent Developments

On December 15, 2017, the Company signed a subscription agreement with Future Gas Station (Beijing) Technology, Ltd (“FGS”). Established in January 2016, FGS is a service company focusing on providing new technical applications and data operations to gas stations of oil companies such as PetroChina Co., Ltd. With its DT Refuel mobile application, FGS provides solutions to gas stations to improve their operations and their customers' experience. Pursuant to this agreement, the Company holds 8% equity interest of FGS. As of June 30, 2018, the Company invested ¥4,037,736 ($609,948) in FGS as terms and conditions are achieved based on mutually-agreed payment schedule. Based on the financial results of FGS for the year ended June 30, 2018, FGS was in the loss position and has accumulated deficit in equity.

On August 21, 2018, the Company entered into a definitive investment agreement and a supplemental agreement (collectively, the “Agreement”) with FGS and the other shareholders of FGS. Following full performance under the Agreement, the Company will own 43% of FGS. As consideration for increasing its affiliates’ interest in FGS from 8% to 43%, Recon will (1) pay a total of RMB 10 million in cash to FGS in five installments and (2) issue 2,435,284 restricted ordinary shares of Recon (the “Restricted Shares”) to the other shareholders of FGS within 30 days after FGS finalizes recording Recon’s corresponding interest at the local governmental agency. If FGS does not reach certain performance goals, Recon has the right to cancel without further payment part or all of the Restricted Shares. The Restricted Shares are also subject to lock-up period requirements that vary for each FGS shareholder, from one year to three years following the issuance of the Restricted Shares. As of the date of this report, Recon has invested RMB 2 million to FGS per this Agreement for follow-up investment, FGS has finalized recording Recon’s corresponding interest at the local governmental agency, and Recon has issued 2,435,284 Restricted Shares in total to the other shareholders of FGS.

Recent Industry Developments and Business Outlook

The oilfield engineering and technical service industry is generally divided into five sectors: (1) exploration, (2) drilling and completion, (3) testing and logging, (4) production and (5) oilfield construction. Thus far our businesses have been involved in the completion, production and construction processes. Our management still believes we should focus on our core business in traditional energy segment and enter into other parts of energy market, like power sector and new energy sector. We also shall leverage our knowledge of special equipment into more general industrial sector and even apply our products in the civilian market. Management anticipates there will be opportunities in new markets and our existing markets. In the coming three years, we plan to focus on the following:

Measuring Equipment and Service. Digital oilfield technology and the management of oil companies are highly regarded in the industry. We believe our oilfield SCADA system and assorted products, production managing expert software, and related technical support services will address the needs of the oil well automation system market, for which we believe there will be increasing demand over the short term and strong needs in the long term in oilfield industry, power industry and coal-chemical industry.

Gathering and Transferring Equipment. With more new wells developed, our management anticipates that demand for our furnaces and burners will grow as compared to last year, especially in the Chang Qing Oilfield and domestic general industrial market.

Equipment and Accessories. As we entered in the market of the civilian heating furnaces, we believe our resolutions and knowledge in heating equipment will also bring new resource of operation. We have established new subsidiaries, Qing Hai BHD and HH BHD, to focus on these practices.

Oilfield Environmental Protection Business. We have also devoted massive resource into oilfield environmental protection business through Gan Su BHD, and we believe this part will devote into operation and be a supportive branch of our environment business.

New business. As energy consumption market is open to private and foreign companies and the on-line payment technology develops rapidly, we believe there is some opportunity in downstream of oil industry, which is mainly around the scene of consumption in gas station. We invested in FGS in fiscal year 2017 and made additional investment into FGS in August 2018. We plan to develop this new market with FGS, making full use of our knowledge of energy segment and our relationship with CNPC.

Growth Strategy

As a smaller China-focused company, our basic strategy focuses on developing our onshore oilfield business in the upstream sector of the industry. We continuously focus on providing high quality products and services in oilfields in which we have a geographical advantage. This helps us avoid conflicts of interest with bigger private companies while protecting our position within this market segment. Our mission is to increase the automation and safety levels of industrial petroleum production in China and improve the underdeveloped working process and management mode used by many companies by providing advanced technologies. At the same time, we are always looking to improve our business and to increase our earning capability.

Currently, as more markets of Chine’s energy industry are open to non-state-owned companies, we are also seeking for opportunities in other markets. We believe our experience on energy technics will always be our development foundation. By combining more technology and ideas developed in recent years, such as solar energy and Industrial Internet, we expect to create more profitable business lines.

Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2018 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Critical Accounting Policies and Estimates

Estimates and Assumptions

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in United States of America (“US GAAP”), which requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates are adjusted to reflect actual experience when necessary. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for doubtful accounts related to trade accounts receivable, other receivables and purchase advances, allowance for inventory, the useful lives of property and equipment, valuation allowance for deferred tax assets, impairment assessment for long-lived assets and investment and the fair value of share- based payments. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

The key assumptions underlying the Company’s accounting for material arrangements and the reasonably likely material effects of resolving any uncertainties on the Company’s allowance for doubtful accounts related to purchase advances. The production of the Company’s products requires custom-made equipment from its suppliers. To ensure that it can secure the required customized equipment, the Company often needs to make full prepayment for its intended purchases. As a standard practice in the petroleum extraction industry, the Company generally must submit a bid in order to secure the sales contract. The bidding process generally takes between one month to one year and the timing depends on the size of the overall project, which timing and size are generally controlled by its client. In order to secure timely purchase delivery and to meet its product delivery schedule, the Company normally prepays for the purchase advances if the Company believes that it is more than likely to win the bid for the sales contract. After winning the bid and securing the sale contract, the Company normally needs to deliver its products approximately within one week to six months. Based on the Company’s historical experience, the Company generally is able to realize its purchase advances on the customized equipment that it orders. If the Company does not secure the sales contract after making prepayment, it seeks to negotiate with its suppliers for them either to refund the purchase advances or issue credits for the Company to purchase similar products with similar models with its future contracts. If the Company determines that its suppliers are unlikely to refund or credit for future purchases or if it is unlikely to secure projects to use those products in the foreseeable future, the Company provides a 100% allowance on the specific advances.

Currently, only pre-contract cost under Purchase advance are under such risk of cancelation or risk mention above. As of June 30, 2018, the Company has approximately ¥1,508,491 (approximately $227,876) of purchase advances that are still pending of securing sales contract bid, of which we estimate ¥98,500 (approximately $14,880) will not be realizable and have accordingly provided an allowance. We haven’t written off any allowance during the year ended June 30, 2018 that have aged more than two years and the Company does not expect to recover the amount in near future. The balance of ¥98,500 (approximately $14,880) of such allowance remains outstanding at June 30, 2018 as it has not yet exceeded two years in aging or otherwise been deemed uncollectible.  Please refer to Note 3 of NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for further information.

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

Revenue Recognition

We recognize revenue when the following four criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been provided, (3) the sales price is fixed or determinable, and (4) collectability is reasonably assured. Delivery does not occur until products have been shipped or services have been provided to the customers and the customers have signed a completion and acceptance report, risk of loss has transferred to the customer, customer acceptance provisions have lapsed, or the Company has objective evidence that the criteria specified in a customer’s acceptance provisions have been satisfied. The sales price is not considered to be fixed or determinable until all contingencies related to the sale have been resolved. And with ASC 606, “Revenue from Contracts with Customers” when all of the following five steps are met: (i) identify the contract(s) with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; (v) recognize revenue when (or as) each performance obligation is satisfied.

The Company applied the new revenue standard from July 1, 2018 and adopted a modified retrospective approach upon the adoption. The Company performed an analysis on each of the Company’s revenue streams in accordance with the new revenue standard, based on the new revenue standard, the Company should recognize revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer. A good or service is transferred when (or as) the customer obtains control of that good or service. After evaluation, the Company determined that it satisfies a performance obligation at a point in time for the product sales type arrangement, by considering indicators of the transfer of control, which include, but are not limited to, the following:

1. The entity has a present right to payment for the asset.

2. The customer has legal title to the asset.

3. The entity has transferred physical possession of the asset.

4. The customer has the significant risks and rewards of ownership of the asset.

5. The customer has accepted the asset.

The Company also performed analysis for the type of its construction arrangement. Usually the Company’s construction contract includes numerous promises to transfer goods or services to the customer. These goods and services are distinct since the customer can benefit from the good or service on its own or together with other resources that are readily available to the customer and the Company’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract. Therefore, each promise in the contract should be accounted separately as an individual performance obligation. The completion of each of this individual performance obligation is usually in a short-term based on explicit requirements of customers. After evaluation, the Company determined to recognize revenue of each performance obligation under the construction arrangement at a point in time, by considering indicators of the transfer of control listed above.

Before adoption of ASU 606, the Company accrued all expensed and materials costs until the overall projects under the same contract are accepted but no revenue is recorded during the period. With adoption of this new recognition standard, the Company shall record contract revenue and corresponding cost accordingly under each individual performance obligation.

Based on the current revenue standard, revenue is recognized when the promised good or service is delivered to the customer and the customer has the significant risks and rewards of ownership of the promised good or service. The Company has substantially conducted its evaluation of the impact of the standard and the Company does not expect the adoption of the standard will have a material impact to its consolidated revenue. However, as a result of applying the new standard, there are certain components of our type of construction arrangement where the new standard generally results in earlier recognition of revenue compared to our historical policies. We expect to record a net increase in opening retained earnings upon adoption resulting from the acceleration of revenue recognized under the new standard.

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

Purchase Advances

Purchase advances are the amounts prepaid to suppliers for purchases of customized equipment in anticipation of obtaining planned contracts for the Company’s revenues or prepayment to service vender for required services. The Company has three types of purchase advances, capitalized pre-contract costs, capitalized contract costs and prepayment for others.

Pre-Contract Costs – The Company defers purchase advances made that it expects to be used in connection with the anticipated contracts, so long as recovery is considered probable, and recognized as inventory when the customized equipment is delivered and received. If it subsequently confirms that the Company is unable to secure the planned contracts with a customer after making the purchase advances, the Company evaluates the probable recoverability of the advance and charges the improbable recovery amounts as purchase advances allowances. The Company determines that the recovery of such purchase advances is improbable when the Company is unable to request that a supplier refund the purchase advances or obtain credits to change the purchase order to other customized equipment.

The Company evaluates its purchase advances on a semi-annually basis. If it expects to receive its customized equipment within one year, the purchase advances are classified as current assets. If it does not expect to utilize the purchase advances within one year, the purchase advances will be classified as long-term assets. As of June 30, 2017 and 2018, the Company expected to receive its purchased advances, net of allowance, within one year.

Contract Costs – Direct costs, such as material, labor, and subcontracting costs and indirect costs allocable to contracts include the costs of contract supervision, tools and equipment, supplies, quality control and inspection, insurance, repairs and maintenance for quality assurance purposes before clients’ initial acceptance, depreciation and amortization are included in the inventory work-in-process and recognized as cost of revenues when the product is shipped and accepted. The Company uses the completed contract method for revenue recognition. Once products are delivered, installed and debugged for intended use and accepted by a client, which may last from weeks to months (this process is decided by the client’s individual project construction arrangement), the Company records revenue and deferred revenue if there is any requirement of quality assurance or per contract. Deferred revenue varies from 5% to 10% of contract amount and the period after which such revenue is recognized is generally one year following installation. The Company does not confirm revenue from deferred items until the end of the whole maintenance period. Minor costs for repair during the maintenance period after initial acceptance are recorded as cost of goods sold as they are incurred. All other general and administrative costs and selling costs are charged to expenses as incurred. The Company generally ships its products approximately one week to six months after production begins and the timing depends on the size of the overall project.

Prepayments for Others - The Company has prepayment for others business activities, such as standard raw material, supplies and services.

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

The carrying amounts reported in the consolidated balance sheets for trade accounts receivable, other receivables, advances to suppliers, trade accounts payable, accrued liabilities, advances from customers and notes payable approximate fair value because of the immediate or short-term maturity of these financial instruments. The fair value of long-term receivables is determined using a present value technique by discounting the future expected contractual cash flows using current rates at which similar instruments would be issued at the measurement date.

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

 Recently enacted accounting pronouncements

In September 2017, the FASB issued ASU 2017-13, “Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842)”. The main objective of this pronouncement is to clarify the effective date of the adoption of ASC Topic 606 and ASC Topic 842 and the definition of public business entity as stipulated in ASU 2014-09 and ASU 2016-02. ASU 2014-09 provides that a public business entity adopt ASC Topic 606 for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. ASU 2016-12 requires certain other specified entities adopt ASC Topic 842 for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The Company applied the new revenue standard from July 1, 2018 and adopted a modified retrospective approach upon the adoption. The Company performed an analysis on each of the Company’s revenue streams in accordance with the new revenue standard, and the Company concluded that the adoption of this new revenue standard does not have a material impact on the Company’s consolidated financial statements. Based on the current revenue standard, revenue is recognized when the promised good or service is delivered to the customer and the customer has the significant risks and rewards of ownership of the promised good or service. The time of revenue recognition of the Company is almost consistent under the old standard and new standard. However, as a result of applying the new standard, there are certain components of our type of construction arrangement where the new standard generally results in earlier recognition of revenue compared to our historical policies. We expect to record a net increase in opening retained earnings upon adoption resulting from the acceleration of revenue recognized under the new standard.

In November 2017, the FASB issued ASU 2017-14, Income Statement—Reporting Comprehensive Income (Topic 220), Revenue Recognition (Topic 605), and Revenue from Contracts with Customers (Topic 606), which amends certain aspects of the new revenue recognition standard. This standard will be effective for fiscal years beginning after December 15, 2018. The Company expects that the adoption of this ASU will not have a material impact on the Company’s consolidated financial statements.

In July 2018, the FASB issued ASU No. 2018-10, “Codification Improvements to Topic 842, Leases,” which clarifies how to apply certain aspects of the new leases standard. This ASU addresses the rate implicit in the lease, impairment of the net investment in the lease, lessee reassessment of lease classification, lessor reassessment of lease term and purchase options, variable payments that depend on an index or rate and certain transition adjustments. This ASU has the same effective date and transition requirements as the new leases standard, which is effective for annual periods beginning after December 15, 2018. The Company expects that the adoption of this ASU will not have a material impact on the Company’s consolidated financial statements.

In July 2018, the FASB issued ASU No. 2018-11, “Leases (Topic 842): Targeted Improvements” which provides a new transition method and a practical expedient for separating components of a contract. This ASU is intended to reduce costs and ease the implementation of the new leasing standard for financial statement preparers. The effective date and transition requirements for the amendments related to separating components of a contract are the same as the effective date and transition requirements in ASU 2016-02. The Company expects that the adoption of this ASU will not have a material impact on the Company’s consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

Results of Operations

The following consolidated results of operations include the results of operations of the Company and its variable interest entities (“VIEs”), BHD and Nanjing Recon, and subsidiaries of these VIEs.

Our historical reporting results are not necessarily indicative of the results to be expected for any future period.

Year Ended June 30, 2017 Compared to Year Ended June 30, 2018

During the fiscal year ended June 30, 2018, we experienced robust growth of overall business and several financing and investing activities, realizing significant increase of both revenue and assets. Always with shareholders’ best interest in mind, our management believes we should and are capable to:

1)            To deepen our cooperation and consolidate our dominance in oilfield environmental protection sector, we led bunch of tests of waste water and oily sludge projects and eventually invest Gan Su BHD, dedicated to provide sewage sludge treatment service. As of the date of this report, about RMB13.56 million has been devoted into the treatment projects by BHD and its cooperator;

2)             To cope with uncertainty and diversify industry risks, we leverage our technology from oilfield service sector to other broaden energy industry, thus we made several attempts and i) successfully expand our automation business to coal chemical industry, mainly service the Shenhua Group Corporation Limited ("Shenhua Group"). As of the date of this report, we have achieved about RMB20 million orders; ii) Entered into civilian and general industrial furnaces market through our new subsidiaries of BHD; and

3)             To follow the trend of comprehensive utilization of energy, we also expand our business and technology to new energy market. We introduced more sola technology in our current equipment to make them more efficiency and cost beneficial; we also brought our technology and experience to polycrystalline silicon production factories, of which about RMB 16 million contracts has been achieved.

While accompanying with shifting of our business structure and tempting of differences, we’re still under the initial stage of new business. To occupy markets, we accept some low-margin contracts, resulting a lower margin and more expenses of this year compared to prior year. Management believe this performance is temporary and will be improved in the coming year.

Revenue

	For the Years Ended
	June 30
			Increase /	Percentage
	2017	2018	(Decrease)	Change
Automation product and software	¥22,399,066	¥18,989,924	¥(3,409,142)	(15.2)%
Equipment and accessories	26,658,094	63,960,425	37,302,331	139.9%
Oilfield environmental protection	10,997,302	1,761,697	(9,235,605)	(84.0)%
Total revenue	¥60,054,462	¥84,712,046	¥24,657,584	41.1%

Our total revenues for the year ended June 30, 2018 were approximately ¥84.7 million ($12.8 million), an increase of approximately ¥24.7 million or 41.1% from ¥60.1 million for the year ended June 30, 2017. The overall increase in revenue was accomplished through our expansion of new clients and development of new business.

(1)	Revenue from automation product and software decreased by ¥3.4 million or 15.2%, mainly affected by less expenditure on surface projects and postpone production activities by our clients. As of June 30, 2018, we have roughly i) ¥14.3 million contracts on hand for automation business for Shenhua Group and ii) ¥4.49 million contracts of Changqing Oilfield on construction process. We expect these projects to be finished and accepted by our client by the end of calendar year 2018 and should be recorded in our revenue for the coming fiscal year.

(2)	Revenue from equipment and accessories increased by ¥37.3 million or 139.9%, the significant increase was primarily due to increased equipment sales, including furnaces and related accessories in normal chemical and civil furnace markets.

(3)	Revenue from oilfield environmental protection decreased by ¥9.2 million or 84.0%. We devoted a lot of our resources on construction of oily sludge treatment processing projects this year and less waste-water projects were done during this period. We expect the oily sludge treatment processing projects to be operational by the end of the calendar year 2018 and to generate annual revenue of more than RMB 50 million, assuming full capacity.

Cost of revenue

	For the Years Ended
	June 30
			Increase /	Percentage
	2017	2018	(Decrease)	Change
Automation product and software	¥12,348,861	¥16,943,002	¥4,594,141	37.2%
Equipment and accessories	21,886,884	62,010,361	40,123,477	183.3%
Oilfield environmental protection	9,417,177	1,326,598	(8,090,579)	(85.9)%
Business and sales related tax	438,038	281,900	(156,138)	(35.6)%
Total cost of revenue	¥44,090,960	¥80,561,861	¥36,470,901	82.7%

Our cost of revenues increased from ¥44.1 million for the year ended June 30, 2017 to ¥80.6 million (approximately $12.2 million) for the same period in 2018, an increase of ¥36.5 million (approximately $5.5 million), or 82.7%. This increase was mainly caused by significant growth in revenue generated from equipment and accessories.

For the years ended June 30, 2017 and 2018, cost of revenue from automation product and software was approximately ¥12.3 million and ¥17.0 million ($2.6 million), respectively, representing an increase of approximately 4.6 million ($0.7 million) or 37.2%. The increase in cost of revenue from automation product and software was primarily attributable to 1) a mass of business of Shenhua Group contracts with lower margin; and 2) some pre-contract costs devoted to Changqing Oilfield projects.

For the years ended June 30, 2017 and 2018, cost of revenue from equipment and accessories was approximately ¥21.9 million and ¥62.0 million ($9.4 million), respectively, representing an increase of approximately ¥40.1 million ($6.1 million) or 183.3%. The increase in cost of revenue from equipment and accessories was primarily attributable to quickly increased sales of heating related products with low margin to general industry clients.

For the years ended June 30, 2017 and 2018, cost of revenue from oilfield environmental protection was approximately ¥9.4 million and ¥1.3 million ($0.2 million), respectively, representing a decrease of approximately ¥8.1 million ($1.2 million) or 85.9%. The percentage of the variance in cost of revenue was mainly due to less business of waste water treatment. We expect this part will increase in the coming year as our new subsidiary Gan Su BHD runs.

Gross Profit

	For the Years Ended
	June 30
	2017		2018		Increase /	Percentage
	Gross Profit	Margin %	Gross Profit	Margin %	(Decrease)	Change
Automation product and software	¥9,805,637	43.8%	¥1,953,531	10.3%	¥(7,852,106)	(80.1)%
Equipment and accessories	4,634,243	17.4%	1,845,025	2.9%	(2,789,218)	(60.2)%
Oilfield environmental protection	1,523,622	13.9%	351,629	20.0%	(1,171,993)	(76.9)%
Total gross profit and margin %	¥15,963,502	26.6%	¥4,150,185	4.9%	¥(11,813,317)	(74.0)%

Our gross profit decreased to ¥4.2 million (approximately $0.6 million) for the year ended June 30, 2018 from ¥16.0 million for the same period in 2017. Our gross profit as a percentage of revenue decreased to 4.9% for the year ended June 30, 2018 from 26.6% for the same period in 2017. The decrease in gross profit was primarily due to the increase in revenue, offset by the increase in cost of revenue, as discussed above.

For the years ended June 30, 2017 and 2018, gross profit from automation product and software was approximately ¥9.8 million and ¥2.0 million ($0.3 million), respectively, representing a decrease of approximately ¥7.9 million ($1.2 million) or 80.1%. The decrease in gross profit from automation product and software was primarily due to 1) more percentage of business from Shenhua Group with only simple treatment thus with lower margin; and 2) some cost incurred for testing projects.

For the years ended June 30, 2017 and 2018, gross profit from equipment and accessories was approximately ¥4.6 million and ¥1.8 million ($0.3 million), respectively, representing a decrease of approximately ¥2.8 million ($0.4 million) or 60.2%. The decrease in gross profit from equipment and accessories was primarily attributable to the increase in cost of revenue was higher than the increase in revenue, as discussed above. As currently under the new business developing stage, the Company sold a larger number of equipment and accessories with lower margin during the year ended June 30, 2018.

For the years ended June 30, 2017 and 2018, gross profit from oilfield environmental protection was approximately ¥1.5 million and ¥0.4 million ($0.1 million), respectively, representing a decrease of approximately ¥1.2 million ($0.2 million) or 76.9%. The decrease in gross profit from oilfield environmental protection was primarily attributable to the decrease in revenue, as discussed above.

Operating Expenses

	For the Years Ended
	June 30,
			Increase /	Percentage
	2017	2018	(Decrease)	Change
Selling and distribution expenses	¥4,458,218	¥8,013,353	¥3,555,135	79.7%
% of revenue	7.4%	9.5%	2.1%	-
General and administrative expenses	32,751,142	34,687,317	1,936,175	5.9%
% of revenue	54.5%	40.9%	(13.6)%	-
Provision for doubtful accounts	1,766,286	(841,242)	(2,607,528)	(147.6)%
% of revenue	2.9%	(1.0)%	(3.9)%	-
Research and development expenses	7,599,340	3,215,653	(4,383,687)	(57.7)%
% of revenue	12.7%	3.8%	(8.9)%	-
Operating expenses	¥46,574,986	¥45,075,081	¥(1,499,905)	(3.2)%

Selling and Distribution Expenses. Selling and distribution expenses consist primarily of salaries and related expenditures of the Company’s sales and marketing departments, sales commissions, costs of marketing programs including traveling expenses, advertising and trade shows, and rental expense, as well as shipping charges. Selling expenses increased by ¥3.6 million (approximately $0.5 million) for the year ended June 30, 2018 compared to the same period in 2017. This increase was primarily due to an increase in traveling expense and service and testing fees as we expanded our market to new basements of Changqing Oilfield and new industries. Selling expenses were 9.5% of total revenues for the year ended June 30, 2018 and 7.4% of total revenues in the same period of 2017.

General and Administrative Expenses. General and administrative expenses consist primarily of costs in human resources, facilities costs, depreciation expenses, professional advisor fees, audit fees, stock-based compensation expense and other miscellaneous expenses incurred in connection with general operations. General and administrative expenses increased by 5.9% or ¥1.9 million ($0.3 million), from ¥32.8 million in the year ended June 30, 2017 to ¥34.7 million (approximately $5.2 million) in the same period of 2018. The increase in general and administrative expenses was mainly due to an increase in salaries and rent expenses, the increase was partially offset by the decrease in consulting fees. General and administrative expenses accounted 40.9% of total revenues in the year ended June 30, 2018 and 54.5% of total revenues for the same period of last year.

Provision for doubtful accounts. Provision for doubtful accounts is the estimated amount of bad debt that will arise as a result of lower collectability from accounts receivables, other receivables and purchase advances. We recorded a provision for doubtful accounts of ¥1.8 million the year ended June 30, 2017 and recorded reversal of provision for doubtful accounts of ¥0.8 million ($0.1 million) for the same period in 2018. Management plans to continue to monitor accounts receivable to maintain the provision at a lower level.

Research and development (“R&D”) expenses. Research and development expenses consist primarily of salaries and related expenditures for research and development projects. Research and development expenses decreased from approximately ¥7.6 million for the year ended June 30, 2017 to ¥3.2 million (approximately $0.5 million) for the same period of 2018. This decrease was primarily due to less research and development expense spent on design of chemical products used for waste water treatment and digital oilfield models and platform. The Company was focusing on the transformation of advanced R&D results into projects, which were undertaken by Gan Su BHD and Qing Hai BHD.

Net Loss

	For the Years Ended
	June 30,
			Increase /	Percentage
	2017	2018	(Decrease)	Change
Loss from operations	¥(30,611,484)	¥(40,924,896)	¥(10,313,412)	33.7%
Other expense, net	(284,417)	(4,434,108)	(4,149,691)	1,459.0%
Loss before income taxes	(30,895,901)	(45,359,004)	(14,463,103)	46.8%
Provision for income taxes	307,900	16,230	(291,670)	(94.7)%
Net loss	(31,203,801)	(45,375,234)	(14,171,433)	45.4%
Less: Net income attributable to non-controlling interest	241,346	(1,302,913)	(1,544,259	(639.9)%
Net loss attributable to Recon Technology, Ltd	¥(31,445,147)	¥(44,072,321)	¥(12,627,174)	40.2%

Loss from operations.  Loss from operations was ¥40.9 million (approximately $6.2 million) for the year ended June 30, 2018, compared to a loss of ¥30.6 million for the same period of 2017. This ¥10.3 million ($1.6 million) increase in loss from operations was primary due to a decrease in gross profit, as well as an increase in selling and distribution expenses and general and administrative expenses and partly offset by a decrease in research and development expenses as discussed above.

Other expense. Other expense, net was ¥4.4 million (approximately $0.7 million) for the year ended June 30, 2018, compared to other expense, net of ¥0.3 million for the same period of 2017. The ¥4.1 million (approximately $0.7 million) increase in other expense, net was primarily due to the increased loss from investment in unconsolidated entity of ¥4.0 million (approximately $0.6 million).

Provision for income taxes. Provision for income tax was ¥16,230 (approximately $2,500) for the year ended June 30, 2018, compared to ¥0.3 million for the same period of 2017. The decrease in the Company’s provision for income taxes was primarily due to the decreased taxable income of Nanjing Recon for the year ended June 30, 2018.

Net loss. As a result of the factors described above, net loss was ¥45.4 million (approximately $6.9 million) for the year ended June 30, 2018, a decrease of ¥14.2 million (approximately $2.1 million) from net loss of ¥31.2 million for the same period of 2017.

Years Ended June 30, 2016 Compared to Years Ended June 30, 2017

Revenue

	For the Years Ended
	June 30
			Increase /	Percentage
	2016	2017	(Decrease)	Change
Automation product and software	¥26,171,906	¥22,399,066	¥(3,772,840)	(14.4)%
Equipment and accessories	14,221,914	26,658,094	12,436,180	87.4%
Oilfield environmental protection	2,334,457	10,997,302	8,662,845	371.1%
Total revenue	¥42,728,277	¥60,054,462	¥17,326,185	40.5%

Our total revenues for the year ended June 30, 2017 were approximately ¥60.1 million ($8.9 million), an increase of approximately ¥17.3 million or 40.5% from ¥42.7 million for the year ended June 30, 2016. The overall increase in revenue was accomplished through our expansion of new clients and development of new business.

(1)	Revenue from automation product and software decreased by ¥3.8 million or 14.4%. Affected by less expenditure on surface projects of our clients for the last two years, requirement of automation related projects maintained at a lower level. Revenue from this product line may fluctuate from time to time. Management believes oil companies will continue to invest in automation products and is confident on further development on this business.

(2)	As shown above, the overall increase in revenue was primarily due to the increased sales of equipment, primarily more furnaces sold to our new client, PetroChina Changqing Oilfield Company, a major subsidiary of PetroChina and the largest producing oilfield of China.

(3)	The Company invested in R&D of new products used for oilfield environmental protection throughout 2016, and the outcome has been gradually reflecting its operating results. For the year ended June 30, 2017, this new business continued to contribute revenue and margin to our operation. Management expects to win additional more business in the coming months due to our technical advantage and long-term cooperation with oilfield companies.

Cost of sales

	For the Years Ended
	June 30
			Increase /	Percentage
	2016	2017	(Decrease)	Change
Automation product and software	¥20,427,348	¥12,348,861	¥(8,078,487)	(39.5)%
Equipment and accessories	12,998,083	21,886,884	8,888,801	68.4%
Oilfield environmental protection	1,788,554	9,417,177	7,628,623	426.5%
Business and sales related tax	267,409	438,038	170,629	63.8%
Total cost of revenue	¥35,481,394	¥44,090,960	¥8,609,566	24.3%

Our cost of revenues increased from ¥35.5 million for the year ended June 30, 2016 to ¥44.1 million (approximately $6.5 million) for the same period in 2017, an increase of ¥8.6 million (approximately $1.3 million), or 24.3%. This increase was mainly caused by significant growth in revenue generated from equipment and accessories and oilfield environmental protection

For the years ended June 30, 2016 and 2017, cost of revenue from automation product and software was approximately ¥20.4 million and ¥12.3 million ($1.8 million), respectively, representing a decrease of approximately ¥8.1 million ($1.2 million) or 39.5%. The decrease in cost of revenue from automation product and software was primarily attributable to less revenue and higher portion of service rendered.

For the years ended June 30, 2016 and 2017, cost of revenue from equipment and accessories was approximately ¥13.0 million and ¥21.9 million ($3.2 million), respectively, representing an increase of approximately ¥8.9 million ($1.3 million) or 68.4%. The increase in cost of revenue from equipment and accessories was primarily attributable to increased requirement of furnaces.

For the years ended June 30, 2016 and 2017, cost of revenue from oilfield environmental protection was approximately ¥1.8 million and ¥9.4 million ($1.4 million), respectively, representing an increase of approximately ¥7.6 million ($1.1 million) or 426.5%. The increase in cost of revenue from oilfield environmental protection was primarily attributable to a large scale projects conducted during this period.

Gross Profit

	For the Years Ended
	June 30
	2016		2017		Increase /	Percentage
	Gross Profit	Margin %	Gross Profit	Margin %	(Decrease)	Change
Automation product and software	¥5,623,338	21.5%	¥9,805,637	43.8%	¥4,182,299	74.4%
Equipment and accessories	1,095,325	7.7%	4,634,243	17.4%	3,538,918	323.1%
Oilfield environmental protection	528,220	22.6%	1,523,622	13.9%	995,402	188.4%
Total gross profit and margin %	¥7,246,883	17.0%	¥15,963,502	26.6%	¥8,716,619	120.3%

Our gross profit increased to ¥16.0 million (approximately $2.4 million) for the year ended June 30, 2017 from ¥7.2 million for the same period in 2016. Our gross profit as a percentage of revenue increased to 26.6% for the year ended June 30, 2017 from 17.0% for the same period in 2016. This was mainly due to higher margin equipment sales and oilfield environmental protection business during the year ended June 30, 2017 compared to the same period of 2016.

For the years ended June 30, 2016 and 2017, gross profit from automation product and software was approximately ¥5.6 million and ¥9.8 million ($1.4 million), respectively, representing an increase of approximately ¥4.2 million ($0.7 million) or 74.4%. The increase in gross profit from automation product and software was primarily due to the decrease in cost of revenue was higher than the decrease in revenue, as discussed above.

For the years ended June 30, 2016 and 2017, gross profit from equipment and accessories was approximately ¥1.1 million and ¥4.6 million ($0.7 million), respectively, representing an increase of approximately ¥3.5 million ($0.5 million) or 323.1%. The increase in gross profit from equipment and accessories was primarily attributable to the increase in revenue, partially offset by the increase in cost of revenue, as discussed above.

For the years ended June 30, 2016 and 2017, gross profit from oilfield environmental protection was approximately ¥0.5 million and ¥1.5 million ($0.2 million), respectively, representing an increase of approximately ¥1.0 million ($0.1 million) or 188.4%. The increase in gross profit from oilfield environmental protection was primarily attributable to the increase in revenue, partially offset by the increase in cost of revenue, as discussed above.

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

General and Administrative Expenses. General and administrative expenses consist primarily of costs in human resources, facilities costs, depreciation expenses, professional advisor fees, audit fees, stock-based compensation expense and other miscellaneous expenses incurred in connection with general operations. General and administrative expenses increased by 62.2% or ¥12.6 million ($1.9 million), from ¥20.2 million in the year ended June 30, 2016 to ¥32.8 million (approximately $4.8 million) in the same period of 2017. The increase in general and administrative expenses was mainly due to an increase in salaries, consulting fees, investors relationship expenses and share based compensation. General and administrative expenses were 54.5% of total revenues in the year ended June 30, 2017 and 47.3% of total revenues in the same period of 2016.

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

Loss from operations.  Loss from operations was ¥30.6 million (approximately $4.5 million) for the year ended June 30, 2017, compared to a loss of ¥39.9 million for the same period of 2016. This ¥9.3 million ($1.4 million) decrease in loss from operations was primary due to an increase in gross profit, as well as a decrease in provision for doubtful accounts and partly offset by increased general and administrative expenses as discussed above

Interest and other expense. Interest and other expense were ¥0.3 million (approximately $42 thousand) for the year ended June 30, 2017, compared to interest and other expense of ¥0.4 million for the same period of 2016. The ¥0.1 million ($20.8 thousand) decrease in interest and other expense was primarily due to the decreased interest expense of ¥0.4 million resulted from a decrease in short-term borrowings and partly offset by decreased subsidy income and interest income of ¥0.3 million.

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

Liquidity and Capital Resources

As of June 30, 2018, we had cash in the amount of approximately ¥45.3 million ($6.8 million). As of June 30, 2017, we had cash in the amount of approximately ¥3.8 million.

Indebtedness. As of June 30, 2018, except for approximately ¥9.0 million ($1.4 million) of short-term borrowings from related parties, and ¥9.7 million ($1.5 million) of long-term borrowings from a related party, except Gan Su BHD has a production line under construction in progress, based on the management’s best estimation, this project needs additional cost of ¥6.93 million ($1.05 million) and the expected completion date will be February 2019, we did not have any other finance leases or purchase commitments, guarantees or other material contingent liabilities.

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

Capital Resources. To date we have financed our operations primarily through cash flows from operations, short-term and long-term borrowings due to related parties. As of June 30, 2018, we had total assets of ¥121.8 million (approximately $18.4 million), which includes cash of ¥45.3 million (approximately $6.8 million), net accounts receivable due from third parties of ¥28.5 million (approximately $4.3 million), and working capital of ¥74.8 million (approximately $11.3 million). Shareholders' equity amounted to ¥76.0 million (approximately $11.5 million).

Cash from Operating Activities. Net cash used in operating activities was ¥21.1 million (approximately $3.2 million) for the year ended June 30, 2018. This was an increase of approximately ¥26.8 million ($4.0 million) compared to net cash provided by operating activities of approximately ¥5.7 million for the year ended June 30, 2017. The increase in net cash used in operating activities for the year ended June 30, 2018 was primarily attributable to the net loss available to the Company in the amount of ¥45.4 million (approximately $6.9 million), and reconciled by restricted shares issued for management resulting in expenses of ¥14.6 million (approximately $2.2 million), equity loss from investment in unconsolidated entity of ¥4.0 million (approximately $0.6 million) and restricted shares issued for services resulting in expenses of ¥3.1 million (approximately $0.5 million), and an increase in inventories, other receivables and purchase advances, partly offset by an decrease in trade account receivable and notes receivable.

Cash from Investing Activities. Net cash used in investing activities was approximately ¥16.0 million (approximately $2.4 million) for the year ended June 30, 2018, representing an increase in cash used in investing activities of approximately ¥15.4 million (approximately $2.3 million) compared to the same period in 2017. This increase was due to an increase in the Company’s payments and prepayments for construction in progress, investment in unconsolidated entity, payments for property and equipment and payments for a land use right of 50 years.

Cash from Financing Activities. Net cash provided by financing activities amounted to ¥76.9 million (approximately $11.6 million) for the year ended June 30, 2018, as compared to net cash used in financing activities of $3.1 million for the same period in 2017. During the year ended June 30, 2018, we repaid ¥21.3 million (approximately $3.2 million) in short-term borrowings to related parties, repaid ¥4.9 million (approximately $0.7 million) in short-term borrowings to third-parties, received ¥20.2 million (approximately $3.0 million) in short-term borrowings from related parties, received ¥4.6 million (approximately $0.7 million) in short-term borrowings from one third-party and received ¥10.0 million (approximately $1.5 million) in long-term borrowings from one related party. We also received ¥3.7 million (approximately $0.6 million) capital contribution by non-controlling shareholders. Moreover, this increase in net cash provided by financing activities was due to net proceeds from issuance of ordinary shares of ¥65.0 million (approximately $9.8 million) for the year ended June 30, 2018.

Working Capital.  Total working capital as of June 30, 2018 amounted to ¥74.8 million (approximately $11.3 million), compared to ¥38.9 million as of June 30, 2017. Total current assets as of June 30, 2018 amounted to ¥100.8 million (approximately $15.2 million), an increase of ¥32.4 million (approximately $4.9 million) compared to approximately ¥68.4 million at June 30, 2017. The increase in total current assets at June 30, 2018 compared to June 30, 2017 was mainly due to an increase in cash, inventories, other receivables and purchase advances, partially offset by a decrease in trade account receivable and note receivable.

Current liabilities amounted to ¥26.0 million (approximately $3.9 million) at June 30, 2018, in comparison to ¥29.4 million at June 30, 2017. This decrease of liabilities was attributable mainly to a decrease in deferred revenue, short-term borrowings-related parties and accrued payroll and employees' welfare.

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

Purchase Advances. The Company has three types of purchase advances, capitalized pre-contract costs, capitalized contract costs and prepayment for others.

Capitalized pre-contract costs are the amounts paid to suppliers for purchases of customized equipment in anticipation of obtaining planned contracts for the Company’s sales. These advances are considered as pre-contract costs. As of June 30, 2018, approximately ¥1.5 million ($0.2 million) pre-contract costs were paid to our suppliers as compared to approximately ¥0.2 million at June 30, 2017. The change in purchase advances is mainly due to the change in our anticipation of securing new sales contacts and to secure the materials for our timely performance under such contracts. The production of our product required customized equipment from our suppliers. To ensure that we can secure the required customized equipment, we would need to make full prepayment for our intended purchases. As a standard practice in the petroleum extraction industry, we generally must submit a bid to secure the sales contract. The bidding process generally takes between one month to one year and the timing depends on the size of the overall project, which timing and size are generally controlled by our client. To secure timely purchase delivery and to meet our product delivery schedule, we normally would prepay for the purchase advances if we believe that we are more than likely to win the bid for the sales contract. After winning the bid and the sale contract is secured, we normally need to deliver our products approximately within one week to six months. Based on our historical experience, we are generally able to realize our purchase advances on the customized equipment that we ordered. If we do not secure the sales contract after making prepayment, we seek to negotiate with our suppliers for them either to issue refund of the purchase advances or issue credits for us to purchase similar products with similar models with our future contracts. If we determine that our suppliers are unlikely to refund or credit for future purchases or if we are unlikely to secure projects to use those products in the foreseeable future, we provide a 100% allowance on the improbable recovery amounts.

Capitalized contract costs are the amounts paid to suppliers for purchases of customized equipment to secure our executed sale contracts. As of June 30, 2018, we paid approximately ¥4.2 million ($0.6 million) purchase advances to our suppliers as compared to approximately ¥4.6 million at June 30, 2017. Based on our historical experience, we are generally able to realize our purchase advances on the customized equipment that we ordered, therefore, we believe this type of purchase advances has low risk.

Besides, we also have prepayment for others business activities, such as standard raw materials, supplies and services. As of June 30, 2018, we prepaid approximately ¥7.4 million ($1.1 million) purchase advances to our suppliers as compared to approximately ¥7.1 million at June 30, 2017. Usually, this type of prepayments will be expensed when those products or services have been rendered or consumed.

Tabular Disclosure of Contractual Obligations

Below is a table setting forth all our contractual obligations as of June 30, 2018, which consists of our short-term loan agreements, loans from third parties and due to related parties:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Short-term debt obligations	¥9,018,065	¥9,018,065	¥-	¥-	¥-
Operating lease obligations	3,956,000	2,623,077	1,332,923	-	-
Due to related parties	3,211,457	3,211,457	-	-	-
Long-term debt obligations	9,663,729	719,895	1,564,582	1,868,175	5,511,077
Total	¥25,849,251	¥15,572,494	¥2,897,505	¥1,868,175	¥5,511,077

Safe Harbor

See “SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS.”

Item 6.                   Directors, Senior Management and Employees

A. Directors and Senior Management

Executive Officers and Directors

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Position Held
Mr. Yin Shenping	48	Chief Executive Officer and Director
Ms. Liu Jia	35	Chief Financial Officer
Mr. Chen Guangqiang	55	Chief Technology Officer and Director
Mr. Bi Yongquan	40	Director and Chairman
Mr. Zhao Shudong	72	Independent Director
Mr. Nelson N.S. Wong	56	Independent Director (Audit Committee Chair)
Mr. Hu Jijun	53	Independent Director
Mr. Yan Changqing	45	Independent Director

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

Liu Jia. Ms. Liu has served as our Chief Financial Officer since 2008. Ms. Liu received her bachelor’s degree in 2006 from Beijing University of Chemical Technology, School of Economics and Management and her master’s degree in industrial economics in 2009 from Beijing Wuzi University. Ms. Liu is a certified U.S. CPA.

Chen Guangqiang. Mr. Chen has served as our Chief Technology Officer and director since our inception. Mr. Chen was a geological engineer for the Fourth Oil Extraction Plant of Huabei Oilfield from 1985 through 1993. From 1993 through 1999, Mr. Chen was a chief engineer for Xinda Company, CNPC Development Bureau. From 1999 through 2003, Mr. Chen served as the general manager of Beijing Adar. Mr. Chen received his bachelor’s degree in 1985 from Southwest Petroleum Institute. Mr. Chen was appointed to the position of director because he is one of the founders of the Company and we believe we can benefit from his many years of engineering experience and management experience in the oil extraction industry.

Bi Yongquan. Mr. Bi has served as our director since January 2018. Mr. Bi founded Dalian Boqi Xinhai Group Ltd. Co. (“Boqi Group”) and its subsidiaries including Dalian Boqi Agriculture Technology Development Ltd. Co. and Dalian Boqi Culture Media Ltd. Co. in July 2008. He also founded Dalian Boqi Zhengji Pharmacy Franchise Ltd. Co. in July 2008 and Boqi Finance Lease (Liaoning) Ltd. Co., another subsidiary of Boqi Group, in November 2009. He has been the Chairman of each of these companies since their incorporation. Mr. Bi entered into a securities purchase agreement with us on November 20, 2017 to purchase 3 million shares for $4.8 million. Mr. Bi received a bachelor’s degree in finance in 2000 and a master’s degree in management in 2003, both from Dongbei University of Finance and Economics. Mr. Bi was appointed to the position of director and Chairman of the board because we believe we can benefit from his investment skills and management experience.

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

Yan Changqing. Mr. Yan has served as our director since January 2018. Mr. Yan has been working in finance area for a long time. From June 2017, Mr. Yan has been the vice president of Shanghai Hualing Investment Co., Ltd. From June 2016 to February 2017, Mr. Yan was the secretary of the board of Ningbo Sunlight Electrical Appliance, Co. Ltd., a public company in China, and also a director of Ningbo Sunlight Electrical Appliance, Co. Ltd. and is a member of its nominating board. From July 2013 to May 2016, Mr. Yan was the capitalization consultant of Beijing Liujianfang Technology, Co., Ltd. From January 2011 to June 2013, Mr. Yan was the vice president of Shanghai Jinyongxin Investment Co., Ltd. Mr. Yan received his a bachelor’s degree in science in 1996 and a master of law degree in 1999, both from Peking University. Mr. Yan has the lawyer’s certificate. Mr. Yan was nominated as a director because of his extensive experience in capital market.

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

B. Compensation

The following table shows the annual compensation paid by us to Mr. Yin Shenping, our Chief Executive Officer, for the years ended June 30, 2018, 2017 and 2016. No other employee or officer received more than $100,000 in total compensation in 2018, 2017 and 2016.

Summary Executive Compensation Table

Name and principal position	Year	Salary	Bonus	Option Awards			Restricted Stock Awards		Total
Yin Shenping, Principal Executive Officer	2018	$120,000	$30,212		$—		$0		$150,212
	2017	$125,590	$7,272		$—		$2,224,575	(1)(2)(4)(5)(6)	$2,357,437
	2016	$125,975	$10,000	$			$281,600	(1)(2)(4)	$417,575
Liu Jia Chief Financial Officer	2018	$80,000	$22,659		$—	(3)	$0		$102,659
	2017	$80,000	$4,500		$—	(3)	$478,950	(4)(5)(6)	$563,450
	2016	$80,000	$7,525		$—	(3)	31,680	(4)	$119,205
Chen Guangqiang, Chief Technology Officer	2018	$144,472	$30,212		$—		$0		$174,684
	2017	$115,000	$5,272		$—		$2,224,575	(1)(2)(4)(5)(6)	$2,344,847
	2016	$115,893	$10,000		$—		$281,600	(1)(2)(4)	$407,493

(1)	On December 13, 2013, the Company granted 95,181 restricted shares to Mr. Yin at an aggregate grant date fair value of $284,591 and 135,181 restricted shares to Mr. Chen at an aggregate grant date fair value of $404,191, based on the stock closing price of $2.99 at December 13, 2013. These restricted shares will vest over three years with one third of the shares vesting every year from the grant date. These restricted shares granted in fiscal 2014 are not reflected in the Summary Executive Compensation Table.

(2)	On January 31, 2015, the Company granted 150,000 restricted shares to Mr. Yin at an aggregate grant date fair value of $247,500 and 150,000 restricted shares to Mr. Chen at an aggregate grant date fair value of $247,500, based on the stock closing price of $1.65 at January 31, 2015. These restricted shares will vest over three years with one third of the shares vesting every year from the grant date. These restricted shares granted in fiscal 2015 are not reflected in the Summary Executive Compensation Table.

(3)	On January 31, 2015, the Company granted 32,000 options to Ms. Liu Jia. These options vest over a period of three years, one third of which vest on January 31 of each year beginning in 2016. The grant date fair value of such options was $1.65 per underlying share. These options granted in fiscal 2015 are not reflected in the Summary Executive Compensation Table.

(4)	On October 18, 2015, the Company granted 320,000 restricted shares to Mr. Yin at an aggregate grant date fair value of $281,600, 320,000 restricted shares to Mr. Chen at an aggregate grant date fair value of $281,600, and 36,000 restricted shares to Ms. Liu at an aggregate grant date fair value of $31,680, based on the stock closing price of $0.88 at October 16, 2015. These restricted shares will vest over three years with one third of the shares vesting every year from the grant date.

(5)	On July 27, 2016, the Company granted 360,000 restricted shares to Mr. Yin at an aggregate grant date fair value of $396,000, 360,000 restricted shares to Mr. Chen at an aggregate grant date fair value of $396,000, and 66,000 restricted shares to Ms. Liu at an aggregate grant date fair value of $72,600, based on the stock closing price of $1.10 at July 27, 2016. These restricted shares will vest over three years with one third of the shares vesting every year from the grant date.

(6)	On December 9, 2016, the Company approved management's new plan based on potential performance for the coming three fiscal years from fiscal 2017 to fiscal 2019. During fiscal year 2017, 3,010,000 shares were issued in front and they are forfeited and cancelled automatically in the event the company fails to meet certain operating performance goals. For more details, please see our current report in the form 6-K filed on December 9, 2016. The amortized compensation for fiscal year 2017 was aggregated to ¥7,449,818 ($1,080,000), based on the stock closing price of $1.35 at December 9, 2016. Among the 3,010,000 shares, assuming the maximum performance will be achieved, the Company granted 1,354,500 restricted shares to Mr. Yin at an aggregate grant date fair value of $1,828,575, 1,354,500 restricted shares to Mr. Chen at an aggregate grant date fair value of $1,828,575 and 301,000 restricted shares to Ms. Liu at an aggregate grant date fair value of $406,350.

Director Compensation

All directors hold office until the expiration of their respective terms and until their successors have been duly elected and qualified. There are no family relationships among our directors or executive officers. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors and non-voting observers do not receive any compensation for their services. We pay $8,000 to each independent director annually for their service a director. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each Board of Directors meeting attended.

Summary Director Compensation Table

Name(1)	Fees earned or paid in cash	Option Awards	Total(2)
Nelson N.S. Wong	$8,000	$0	$8,000
Hu Jijun	$8,000	$0	$8,000
Zhao Shudong	$8,000	$0	$8,000
Bi Yongquan(3)	$0	$0	$0
Yan Changqing(4)	$4,000	$0	$4,000

(1)	Compensation for our directors Yin Shenping and Chen Guangqiang, who also serve as executive officers, is fully disclosed in the executive compensation table.

(2)	None of the directors received any ordinary share awards, nonqualified deferred compensation earnings or non-equity incentive plan compensation in fiscal year 2018.

(3)	Mr. Bi Yongquan began to serve as the Company’s director and Chairman of the board since January 2018.

(4)	Mr. Yan Changqing began to serve as the Company’s director since January 2018 and has been an independent director.

The following table summarizes, as of June 30, 2018, the outstanding options and restricted shares that we granted to our current directors and executive officers and to other individuals as a group.

	Ordinary shares
	underlying options
	awarded/Restricted		Exercise price
Name	Share Units		(US$/share)	Date of grant	Date of expiration
Yin Shenping	60,000		6.00	7/29/2009	7/28/2019
	48,000		2.96	3/26/2012	3/26/2022
	106,667	(1)	—	10/18/2015	10/18/2018
	240,000	(1)	—	7/26/2016	7/26/2019
	1,354,500	(1)	—	12/9/2016	Filing date of the annual report for FY 2019
Jia Liu	50,000		6.00	7/29/2009	7/28/2019
	32,000		1.65	1/31/2015	1/31/2025
	12,000	(1)	—	10/18/2015	10/18/2018
	44,000	(1)	—	7/26/2016	7/26/2019
	301,000		—	12/9/2016	Filing date of the annual report for FY 2019
Chen Guangqiang	50,000		6.00	7/29/2009	7/28/2019
	30,000		2.96	3/26/2012	3/26/2022
	106,667	(1)	—	10/18/2015	10/18/2018
	240,000	(1)	—	7/26/2016	7/26/2019
	1,354,500	(1)	—	12/9/2016	Filing date of the annual report for FY 2019
Bi Yongquan	—		—	—	—
Nelson N.S. Wong	18,000		6.00	7/29/2009	7/28/2019
	25,000		1.65	1/31/2015	1/31/2025
	10,000	(1)	—	10/18/2015	10/18/2018
	20,000	(1)	—	7/26/2016	7/26/2019
Hu Jijun	15,000		6.00	7/29/2009	7/28/2019
	25,000		1.65	1/31/2015	1/31/2025
	10,000	(1)	—	10/18/2015	10/18/2018
	20,000	(1)	—	7/26/2016	7/26/2019
Zhao Shudong	9,000		2.96	3/26/2012	3/26/2022
	18,000		1.65	1/31/2015	1/31/2025
	10,000	(1)	—	10/18/2015	10/18/2018
	20,000	(1)	—	7/26/2016	7/26/2019
Yan Changqing	—		—	—	—
Other Individuals as a Group	135,600		2.96	3/26/2012	3/26/2022
	300,000		1.65	1/31/2015	1/31/2025
	50,000	(1)	—	10/18/2015	10/18/2018
	12,667	(1)	—	7/26/2016	7/26/2019
	900,000	(2)	—	10/13/2017	3/31/2020
Total	5,038,934

(1)	Restricted share units.

(2)	Granted but not yet issued.

C. Board Practices

Board of Directors and Board Committees

Our board of directors currently consists of seven members. There are no family relationships between any of our executive officers and directors.

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

The Board of Directors maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by NASDAQ Stock Market Rule 4200(a)(15). Mr. Zhao, Mr. Wong, Mr. Hu and Mr. Yan are our independent directors.

We do not have a lead independent director because of the foregoing reason because we believe our independent directors are encouraged to freely voice their opinions on a relatively small company board.

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

D. Employees

As of June 30, 2018, we employed a total of 90 full-time and 0 part time employees in the following functions:

	Number of Employees
Department	June 30, 2018	June 30, 2017	June 30, 2016
Senior Management	7	7	10
Human Resource & Administration	19	7	6
Finance	10	6	11
Research & Development	30	32	37
Procurement	5	2	2
Sales & Marketing	19	17	17
Total	90	71	83

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. In fiscal year 2018, we contributed approximately $127,371 to the employee benefit plans and social insurance. In fiscal year 2017, we contributed approximately $133,402 to the employee benefit plans and social insurance. In fiscal year 2016, we contributed approximately $127,160 to the employee benefit plans and social insurance. The effect on our liquidity by the payments for these contributions is immaterial. We believe that we are in material compliance with the relevant PRC employment laws.

E. Share Ownership

For information regarding the share ownership of our directors and senior management, see “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.”

Share and Share Options

Share Option Pool

In connection with our initial public offering, we established a pool for share options as our 2009 Stock Incentive Plan (“2009 Incentive Plan”) for the Domestic Companies’ and our employees. This pool contains options to purchase up to 790,362 of our ordinary shares. The options will vest at a rate of 20% per year for five years and have an exercise price of the market price of our shares on the date the options are granted. To date, we issued 564,000 options and 226,362 shares out of this employee share option pool. We initially granted 293,000 options in 2009. We held a shareholder meeting in December 2010 and announced the resignation of three directors, and as a result, 100,000 options were forfeited and went back in the pool. In 2012, we granted an additional 415,000 options and 44,000 options were forfeited and went back to the pool. In the three months ended June 30, 2014, 148,400 vested options from 2012 grants were exercised. As of June 30, 2018, we have 415,600 options outstanding under the 2009 Incentive Plan.

On January 29, 2015, the Company held its 2014 annual general meeting of shareholders, during which the Company’s shareholders approved the Company’s 2015 Stock Incentive Plan (“2015 Incentive Plan”). Pursuant to the 2015 Incentive Plan, we were initially authorized to issue up to an aggregate of Seven Hundred Thousand (700,000) ordinary Shares. Additionally, commencing on the first business day in fiscal year ending June 30, 2016 and on the first business day of each fiscal year thereafter while the 2015 Incentive Plan is in effect, the maximum number of Ordinary Shares available for issuance under this 2015 Incentive Plan during that fiscal year shall be increased such that, as of such first business day, the maximum aggregate number of Ordinary Shares available for issuance under this 2015 Incentive Plan during that fiscal year shall be equal to Fifteen Percent (15%) of the number of total issued and outstanding Ordinary Shares of the Company as recorded by the Company’s transfer agent on the last business day of the prior fiscal year. The Company granted options to purchase 400,000 Ordinary Shares to its employees and non-employee director on January 31, 2015 under the 2015 Incentive Plan. As of June 30, 2018, we have 400,000 options outstanding under this 2015 Incentive Plan.

As of June 30, 2018, we have an aggregate of 815,600 options outstanding under our incentive plans.

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

On December 9, 2016, the Company’s board approved management's new plan based on future performance for the three fiscal years from 2017 to 2019. The Company also agreed on front-issuing of shares based on the optimism situation, thus non-vested 3.01 million shares were issued to management on January 23 2017. The fair value of the restricted shares was $4,063,500 based on the closing stock price $1.35 at December 9, 2016. Prior to the filing of the annual report for the years ending June 30, 2017, 2018 and 2019, certain number of shares granted under this plan may not be sold, transferred, hypothecated, voted or otherwise used for any purpose, and any shares that are not earned as stated above will be automatically cancelled without payment by the transfer agent of the Company.

On August 27, 2018, the Company’s board approved a grant of 1,956,000 restricted stock units (the “RSUs”) to certain employees and directors under the Company’s 2015 Incentive Plan according to a vesting schedule as a reward and compensation to encourage as an incentive for their future dedication to the Company. Fair value of these RSUs are $2,503,680 based on the closing price of the resolution of the board on August 27, 2018, with a vesting period of three years from the date of the grant.

As of June 30, 2018, we have 4,042,000 non-vested restricted stocks outstanding.

Item 7.                   Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of the date of this report, for each person known by us to beneficially own 5% or more of our ordinary shares, and all of our executive officers and directors individually and as a group. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 17,684,282 shares, which consists of 16,270,349 shares outstanding as of September 28, 2018, and 1,413,933 shares subject to options that are exercisable within 60 days after September 28, 2018. These shares do not include (1) the non-vested 2,210,000 shares which were granted to the management on December 9, 2016 and are subject to cancellation and (2) 2,435,284 shares which were granted to FGS individual shareholders at the end of September, 2018 and are subject to cancellation. The 1,413,933 shares subject to options are deemed to be outstanding for the purposes of computing the percentage ownership of the individual holding such shares, but are not deemed outstanding for purposes of computing the percentage for any other person shown in the table. Our major shareholders do not possess voting rights that differ from our other shareholders. The address of each of the below shareholders is c/o Recon Technology Ltd, Room 1902, Building C, King Long International Mansion, 9 Fulin Road, Beijing 100107 China.

	Amount of Beneficial Ownership	Percentage Ownership
Yin Shenping (1)	2,045,011	11.6%
Chen Guangqiang (2)	2,042,143	11.6%
Hu Jijun (3)	90,000	* %
Nelson Wong (4)	93,000	* %
Zhao Shudong(5)	77,000	* %
Liu Jia (6)	242,000	1.3
Bi Yongquan	3,000,000	16.4%
Yan Changqing	0	-
Directors and Executive Officers as a Group (eight members)**	7,589,154	42.9%

(1)	Includes 108,000 options to purchase ordinary shares that are exercisable and 226,667 restricted shares that are vested within 60 days after September 28, 2018.

(2)	Includes 80, 000 options to purchase ordinary shares that are exercisable and 226,667 restricted shares that are vested within 60 days after September 28, 2018.

(3)	Includes 40,000 options to purchase ordinary shares that are exercisable and 20,000 restricted shares that are vested within 60 days after September 28, 2018.

(4)	Includes 35,000 options to purchase ordinary shares that are exercisable and 20,000 restricted shares that are vested within 60 days after September 28, 2018.

(5)	Include 27,000 options that are exercisable and 34,000 restricted shares that are vested within 60 days after September 28, 2018.

(6)	Includes 82,000 options to purchase ordinary shares and 44,000 restricted shares that are vested within 60 days after September 28, 2018.

*	Less than 1%.
**	No other 5% shareholder.

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

Purchase from related parties consisted of the following:

	For the years ended June 30,
	2016	2017	2018	2018
	RMB	RMB	RMB	U.S. Dollars
Huanghua Heng Da Xiang Tong Manufacture Ltd	¥338,862	¥-	¥-	$-
Xiamen Huangsheng Hitek Computer Network Co. Ltd.	588,894	-	-	-
Purchases from related parties	¥927,756	¥-	¥-	$-

Other payables consisted of the following:

	June 30, 2017	June 30, 2018	June 30, 2018
Related Party	RMB	RMB	U.S. Dollars
Expenses paid by the major shareholders	¥3,062,709	¥2,767,349	$418,041
Due to family member of one owner	-	193,143	29,177
Due to management staff for costs incurred on behalf of Recon	251,310	250,965	37,911
Total	¥3,314,019	¥3,211,457	$485,129

The Company also had short-term borrowings` from related parties. Below is a summary of the Company’s short-term borrowings due to related parties as of June 30, 2017 and 2018, respectively.

Short-term borrowings	June 30, 2017	June 30, 2018	June 30, 2018
due to related parties:	RMB	RMB	U.S. Dollars
Short-term borrowing from a Founder, 5.655% annual interest, due on August 24, 2017*	¥62,692	¥-	$-
Short-term borrowing from a Founder, 5.655% annual interest, due on August 31, 2017*	1,260,165	-	-
Short-term borrowing from a Founder, 5.655% annual interest, due on August 31, 2017*	1,420,223	-	-
Short-term borrowing from a Founder, 5.655% annual interest, due on September 11, 2017*	722,262	-	-
Short-term borrowing from a Founder, 5.655% annual interest, due on September 16, 2017*	541,187	-	-
Short-term borrowing from a Founder, 5.655% annual interest, due on September 18, 2017*	804,530	-	-
Short-term borrowing from a Founder's family member, no interest, due on December 31, 2017*	350,000	-	-
Short-term borrowing from a Founder, 5.22% annual interest, due on May 10, 2018*	2,529,428	-	-
Short-term borrowing from a Founder, 5.22% annual interest, due on June 7, 2018*	2,477,521	-	-
Short-term borrowing from a Founder, 5.655% annual interest, due on December 15, 2018	-	5,011,782	757,090
Short-term borrowing from a Founder, 5.655% annual interest, due on March 21, 2019	-	4,006,283	605,197
Total short-term borrowings due to related parties	¥10,168,008	¥9,018,065	$1,362,287

*	The Company repaid the loan in full on maturity date.

The Company also had long-term borrowings` from related party. Below is a summary of the Company’s long-term borrowings due to related party as of June 30, 2017 and 2018, respectively.

Long-term borrowings	June 30, 2017	June 30, 2018	June 30, 2018
due to related party:	RMB	RMB	U.S. Dollars
Long-term borrowing from a Founder, monthly payments of ¥126,135 inclusive of interest at 8.90%, ten years loan, due in November 2027.	¥-	¥9,663,729	$1,459,822
Less: current portion	-	(719,895)	(108,749)
Total long-term borrowings due to related party	¥-	¥8,943,834	$1,351,073

Account payable due to related parties - The Company purchased automation products and heating furnaces from Xiamen Huangsheng Hitek Computer Network Co. Ltd (Huangsheng Hitek) and Huanghua Xiang Tong. The ending balance of accounts payable due to Huangsheng Hitek as of June 30, 2017 and 2018 were both nil. On March 18, 2016, the Company terminated its equity investment in Huanghua Xiang Tong and therefore has no related-party relationship with this entity after March 18, 2016.

Leases from related parties - The Company has various agreements for the lease of office space owned by the Founders and their family members. The terms of the agreement state that the Company will continue to lease the property at a monthly rent of ¥140,000 with annual rental expense at ¥1.68 million ($0.25 million). The details of leases from related parties are as below:

			Monthly Rent	Monthly Rent
Lessee	Lessor	Rent Period	RMB	USD
Nanjing Recon	Yin Shenping	April 1, 2018 - March 31, 2020	¥60,000	$9,064
BHD	Chen Guangqiang	January 1, 2018 - December 31, 2018	22,500	3,399
BHD	Mr Chen's family member	January 1, 2018 - December 31, 2018	47,500	7,175
Recon BJ	Yin Shenping	July 1, 2016 - June 30, 2018	10,000	1,511

Expenses paid by the owner on behalf of Recon - Shareholders of our VIEs paid certain operating expenses for the Company. As of June 30, 2017, and 2018, ¥3,062,709 and ¥2,767,349 ($418,041) was due to them, respectively.

Other than as described herein, no transactions required to be disclosed under Item 404 of Regulation S-K have occurred since the beginning of the Company’s last fiscal year.

Director Independence

The Board of Directors maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by NASDAQ Stock Market Rule 4200(a)(15). Mr. Wong, Mr. Hu, Mr. Zhao and Mr. Yan are our independent directors.

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

Dividend Policy

(a) We have never declared or paid any cash dividends on our ordinary shares. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions and future prospects and other factors the Board of Directors may deem relevant.

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

(b) We are not required to provide any disclosure under this item, as we have applied all of the net proceeds from our initial public offering, as disclosed in our annual report on Form 10-K for the year ended June 30, 2011. While we have filed a shelf registration statement on Form S-3 (SEC no. 333-190387, declared effective August 14, 2013), we have sold 546,500 shares under such registration statement. We also filed a shelf registration statement on Form S-3 (SEC no. 333-213702, declared effective October 7, 2016) and we have sold 3,592,500 shares under such registration statement.

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

	High	Low
Annual Highs and Lows
Year Ended June 30, 2014	$8.00	$1.75
Year Ended June 30, 2015	$5.47	$1.27
Year Ended June 30, 2016	$2.46	$0.62
Year Ended June 30, 2017	$2.22	$0.9
Year Ended June 30, 2018	$5.36	$0.64

Quarterly Highs and Lows
Quarter Ended September 30, 2016	$2.22	$1.05
Quarter Ended December 31, 2016	$1.93	$0.9
Quarter Ended March 31, 2017	$1.67	$1.18
Quarter Ended June 30, 2017	$1.57	$0.98
Quarter Ended September 30, 2017	$1.18	$0.64
Quarter Ended December 31, 2017	$2.64	$1.01
Quarter Ended March 31, 2018	$5.36	$1.1
Quarter Ended June 30, 2018	$1.9	$1.13

Monthly Highs and Lows
April 2018	$1.52	$1.13
May 2018	$1.43	$1.23
June 2018	$1.9	$1.24
July 2018	$1.75	$1.38
August 2018	$1.569	$1.1695
September 2018 (through September 25, 2018)	$1.56	$1.1053

As of September 25, 2018, there were approximately twenty holders of record of our ordinary shares. This excludes our ordinary shares owned by shareholders holding ordinary shares under nominee security position listings. On September 25, 2018, the last sales price of our ordinary shares as reported on the NASDAQ Capital Market was $1.2701 per ordinary share.

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

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates.   The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

A non-U.S. corporation is considered a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year if either:

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

Based on the market price of our Ordinary Shares, the value of our assets and the composition of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2017, 2016 or 2015. However, given the factual nature of the analyses and the lack of guidance, no assurance can be given. We do not expect to be a PFIC for our taxable year ending December 31, 2018. However, because PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year, our actual PFIC status will not be determinable until the close of the taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year or any future taxable year.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change from year to year. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares, our PFIC status will depend in large part on the market price of our Ordinary Shares. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects including the composition of our income and assets in a given year. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the Ordinary Shares.

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

In fiscal years 2018, 2017 and 2016, we had RMB 16.60 (approximately $2.51 million), RMB 9,818,008 (approximately $1.45 million) and RMB 11,041,848 (approximately $1.63 million) of weighted outstanding bank loans, with weighted average effective interest rate of 5.41%, 5.65% and 5.75% respectively.

As of June 30, 2018, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our company would have been RMB 8,975 (approximately $1,355) lower/higher, respectively, mainly as a result of higher/lower interest expense from our short-term borrowings.

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

As of June 30, 2018, our company carried out an evaluation, under the supervision of and with the participation of management, including our Company’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of our Company’s disclosure controls and procedures. Included in this Annual Report on Form 20-F, the chief executive officer and chief financial officer concluded that our Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) were ineffective in timely alerting them to information required to be included in the Company’s U.S. Securities and Exchange Commission (the “Commission”) filings.

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

The Company’s management assessed the effectiveness of its internal control over financial reporting as of June 30, 2018. In making this assessment, management used the 2013 framework set forth in the report entitled Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Our management has implemented and tested our internal control over financial reporting based on these criteria. Based on the assessment and material weakness identified, the Company’s management concluded that, as of June 30, 2018, its internal control over financing reporting was not effective.

The specific material weaknesses identified by the Company’s management as of June 30, 2018 are described as follows:

We did not have sufficient skilled accounting personnel who are either qualified as Certified Public Accountants in the U.S. or who have received education from U.S. institutions or other educational programs that would provide enough relevant education relating to U.S. GAAP. While our CFO is a U.S. Certified Public Accountant, our controller is not, and they have limited experience with U.S. GAAP. Further, our operating subsidiaries are based in China, and in accordance with PRC laws and regulations, are required to comply with PRC GAAP, rather than U.S. GAAP. Thus, the accounting skills and understanding necessary to fulfill the requirements of U.S. GAAP-based reporting, including the preparation of consolidated financial statements, are inadequate, and determined to be a material weakness.

While we have developed the scope of our internal audit function, it has not yet been fully implemented as we have not been able to hire sufficient qualified resources to do so. And due to limited availability of qualified resources, we may not be able to make sufficient hiring within a short period of time.

We recently completed our designs of our internal controls, assessments for all of our financial reporting cycles and assessment of adoption of new revenue recognition standards during fiscal year 2018, and we are unable to declare effectiveness of our controls due to lack of sufficient time to obtain evidence of operating effectiveness as of June 30, 2018 due to lack of monitoring of our internal controls (lack of self-testing of internal controls) and lack of enough training and adjustment of our internal procedures to provide enough supporting documents as required. Therefore, we determined that the lack of time to evaluate our design and operating effectiveness are material weaknesses. It should be noted, however, that (a) many actions had been undertaken to enhance the control environment during the year; and (b) there are other remedial activities that are scheduled to be take place in fiscal 2019.

As a result, the Company has developed remedial actions to strengthen its accounting and financial reporting functions as well as the internal audit function. Such plan will require the hiring of additional resources and the deployment of other corporate resources for the accounting department in relation to the financial reporting process and internal audit department. Such additional resources will include the establishment of a work force dedicated to the task of correcting past financial irregularities and maintaining correct financial reporting on an on-going basis. To strengthen the Company’s internal control over financial reporting, the Company needs to engage outside consultants that are skilled in SEC reporting and Section 404 compliance to assist in the implementation of the following remedial actions as of the date of this report:

• Continuous assessment of our internal procedure of operation as we develop new business and new subsidiaries;

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

In addition to the foregoing efforts, the Company expects to implement the following remedial actions during fiscal year 2019:

• Formalization of a periodic staff training program to enhance their awareness of the key internal control activities.

• Develop a comprehensive training and development plan, for our finance, accounting and internal audit personnel, including our Chief Financial Officer, Controller, and others, in the principles and rules of U.S. GAAP, SEC reporting requirements and the application thereof.

• Hire a full-time employee who possesses the requisite U.S. GAAP experience and education.

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

Management continues to focus on internal control over financial reporting. As of June 30, 2018, the Company has completed certain documentation of our internal controls and will be implementing the following remedial initiatives:

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

Item 16C.              Principal Accountant Fees and Services

Friedman LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal 2018 and 2017.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

During fiscal years 2018 and 2017, Friedman LLP’s audit fees were $195,000 and $180,000, respectively.

Audit-Related Fees

The Company has not paid Friedman LLP for audit-related services in fiscal years 2018 and 2017.

Tax Fees

The Company has not paid Friedman LLP for tax services in fiscal years 2018 and 2017.

All Other Fees

During fiscal years 2018 and 2017, Friedman LLP’s other services fees were $8,000 and nil, respectively.

Audit Committee Pre-Approval Policies

Before Friedman LLP was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by Friedman LLP have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for fiscal 2018 that were attributed to work performed by persons other than Friedman LLP’s full-time permanent employees was less than 50%.

Item 16D.              Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.               Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended June 30, 2018.

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

Item 16H.              Mine Safety Disclosure

Not applicable.

PART III

Item 17.                 Financial Statements

See Item 18.

Item 18.                 Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19.                 Exhibits

Exhibit No.	Description of Exhibit	Included	Form	Filing Date

1.1.1	Second Amended and Restated Articles of Association of the Registrant	By Reference	S-3	2016-09-19

1.1.2	Second Amended and Restated Memorandum of Association of the Registrant	By Reference	S-3	2016-09-19

2.1	Specimen Share Certificate	By Reference	S-1/A	2009-07-15

4.1	2009 Stock Incentive Plan	By Reference	S-1/A	2009-06-10

4.2	2015 Stock Incentive Plan	By Reference	10-K	2016-09-28

4.3	Translation of Exclusive Technical Consulting Service Agreement between Recon Technology (Jining) Co., Ltd. and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.4	Translation of Power of Attorney for rights of Chen Guangqiang in Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.5	Translation of Power of Attorney for rights of Yin Shenping in Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.6	Translation of Power of Attorney for rights of Li Hongqi in Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.7	Translation of Exclusive Equity Interest Purchase Agreement between Recon Technology (Jining) Co. Ltd., Chen Guangqiang and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.8	Translation of Exclusive Equity Interest Purchase Agreement between Recon Technology (Jining) Co. Ltd., Yin Shenping and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.9	Translation of Exclusive Equity Interest Purchase Agreement between Recon Technology (Jining) Co. Ltd., Li Hongqi and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.10	Translation of Equity Interest Pledge Agreement between Recon Technology (Jining) Co., Ltd., Chen Guangqiang and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.11	Translation of Equity Interest Pledge Agreement between Recon Technology (Jining) Co., Ltd., Yin Shenping and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.12	Translation of Equity Interest Pledge Agreement between Recon Technology (Jining) Co., Ltd., Li Hongqi and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.13	Translation of Exclusive Technical Consulting Service Agreement between Recon Technology (Jining) Co., Ltd. and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.14	Translation of Power of Attorney for rights of Chen Guangqiang in Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.15	Translation of Power of Attorney for rights of Yin Shenping in Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.16	Translation of Power of Attorney for rights of Li Hongqi in Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.17	Translation of Exclusive Equity Interest Purchase Agreement between Recon Technology (Jining) Co. Ltd., Chen Guangqiang and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.18	Translation of Exclusive Equity Interest Purchase Agreement between Recon Technology (Jining) Co. Ltd., Yin Shenping and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.19	Translation of Exclusive Equity Interest Purchase Agreement between Recon Technology (Jining) Co. Ltd., Li Hongqi and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.20	Translation of Equity Interest Pledge Agreement between Recon Technology (Jining) Co., Ltd., Chen Guangqiang and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.21	Translation of Equity Interest Pledge Agreement between Recon Technology (Jining) Co., Ltd., Yin Shenping and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.22	Translation of Equity Interest Pledge Agreement between Recon Technology (Jining) Co., Ltd., Li Hongqi and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.23	Translation of the Investment Agreement between Recon Technology, Ltd., Future Gas Station (Beijing) Technology, Ltd. and six individuals	By Reference	6-KA	2018-08-28

4.24	Translation of the Supplemental Agreement between Recon Technology, Ltd., Future Gas Station (Beijing) Technology, Ltd. and six individuals	By Reference	6-KA	2018-08-28

8.1	List of subsidiaries of the Company	Herewith

11.1	Code of Ethics of the Company	By Reference	10-K	2009-9-28

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a)	Herewith

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a)	Herewith

13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code	Herewith

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code	Herewith

15.1	Press release dated September 28, 2018 regarding earnings for year ended June 30, 2018	Herewith

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Recon Technology, Ltd.

By:	/s/ Shenping Yin
Name: Shenping Yin
Title: Chief Executive Officer

Date: September 28, 2018

RECON TECHNOLOGY, LTD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director and

Stockholders of Recon Technology, Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Recon Technology, Ltd. and Subsidiaries (collectively, the “Company”) as of June 30, 2018 and 2017, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended June 30, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

(Continued)

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Friedman LLP

We have served as the Company’s auditor since 2011.

New York, New York

September 28, 2018

RECON TECHNOLOGY, LTD

CONSOLIDATED BALANCE SHEETS

	As of June 30,	As of June 30	As of June 30
	2017	2018	2018
	RMB	RMB	U.S. Dollars
ASSETS
Current assets
Cash	¥3,809,279	¥45,340,578	$6,849,237
Notes receivable	6,112,960	3,995,962	603,638
Trade accounts receivable, net	39,425,911	24,254,007	3,663,858
Inventories, net	2,627,974	6,758,841	1,021,004
Other receivables, net	4,106,510	7,320,953	1,105,918
Purchase advances, net	11,476,000	12,654,546	1,911,621
Prepaid expenses	828,441	509,682	76,994
Total current assets	68,387,075	100,834,569	15,232,270

Property and equipment, net	2,767,970	3,171,109	479,034
Construction in progress	-	11,779,784	1,779,477
Land use right, net	-	1,335,126	201,687
Long-term trade accounts receivable, net	-	4,212,829	636,398
Prepayments for construction in progress	-	474,100	71,618
Total Assets	¥71,155,045	¥121,807,517	$18,400,484

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Trade accounts payable	¥8,352,870	¥8,754,347	$1,322,449
Other payables	3,351,900	3,170,670	478,969
Other payable- related parties	3,314,019	3,211,457	485,129
Deferred revenue	1,259,725	85,140	12,861
Accrued payroll and employees' welfare	2,014,514	600,434	90,703
Taxes payable	684,721	431,913	65,246
Short-term borrowings	300,000	-	-
Short-term borrowings - related parties	10,168,008	9,018,065	1,362,287
Long-term borrowings - related party - current portion	-	719,895	108,749
Total Current Liabilities	29,445,757	25,991,921	3,926,393

Long-term borrowings - related party	-	8,943,834	1,351,073
Total Liabilities	29,445,757	34,935,755	5,277,466

Commitments and Contingencies

Equity
Ordinary shares, ($ 0.0185 U.S. dollar par value, 100,000,000 shares authorized; 18,380,349 shares and 9,902,914 shares issued and outstanding as of June 30, 2018 and June 30, 2017, respectively)	1,261,288	2,279,510	344,347
Additional paid-in capital	123,436,043	207,490,280	31,343,890
Statutory reserve	4,148,929	4,148,929	626,745
Accumulated deficit	(95,352,659)	(139,424,980)	(21,061,812)
Accumulated other comprehensive gain (loss)	(249,156)	1,516,093	229,024
Total stockholders’ equity	33,244,445	76,009,832	11,482,194
Non-controlling interests	8,464,843	10,861,930	1,640,824
Total equity	41,709,288	86,871,762	13,123,018
Total Liabilities and Equity	¥71,155,045	¥121,807,517	$18,400,484

The accompanying notes are an integral part of these consolidated financial statements

RECON TECHNOLOGY, LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the years ended
	June 30,
	2016	2017	2018	2018
	RMB	RMB	RMB	USD

Revenues	42,728,277	60,054,462	84,712,046	12,796,768

Cost of revenues and related tax	35,481,394	44,090,960	80,561,861	12,169,833

Gross profit	7,246,883	15,963,502	4,150,185	626,935

Selling and distribution expenses	5,630,715	4,458,218	8,013,353	1,210,513
General and administrative expenses	20,195,701	32,751,142	34,687,317	5,239,934
Provision for (net recovery of) doubtful accounts	14,475,074	1,766,286	(841,242)	(127,080)
Research and development expenses	6,856,522	7,599,340	3,215,653	485,763
Operating expenses	47,158,012	46,574,986	45,075,081	6,809,130

Loss from operations	(39,911,129)	(30,611,484)	(40,924,896)	(6,182,195)

Other income (expenses)
Subsidy income	289,087	132,791	371,650	56,142
Interest income	183,553	73,990	68,028	10,276
Interest expense	(903,368)	(548,878)	(897,521)	(135,581)
Loss from investment in unconsolidated entity	-	-	(4,037,736)	(609,948)
Foreign exchange transaction gain (loss)	7,570	21,502	(4,068)	(615)
Other income (expense)	(2,445)	36,178	65,539	9,900
Other expense, net	(425,603)	(284,417)	(4,434,108)	(669,826)
Loss before income tax	(40,336,732)	(30,895,901)	(45,359,004)	(6,852,021)
Income tax expenses	545,845	307,900	16,230	2,452
Net loss	(40,882,577)	(31,203,801)	(45,375,234)	(6,854,473)

Less: Net income (loss) attributable to non-controlling interests	-	241,346	(1,302,913)	(196,821)
Net loss attributable to Recon Technology, Ltd	¥(40,882,577)	¥(31,445,147)	¥(44,072,321)	$(6,657,652)

Comprehensive loss
Net loss	(40,882,577)	(31,203,801)	(45,375,234)	(6,854,473)
Foreign currency translation adjustment	98,511	(30,116)	1,765,249	266,662
Comprehensive loss	(40,784,066)	(31,233,917)	(43,609,985)	(6,587,811)
Less: Comprehensive income (loss) attributable to non-controlling interests	-	241,346	(1,302,913)	(196,821)
Comprehensive loss attributable to Recon Technology, Ltd	¥(40,784,066)	¥(31,475,263)	¥(42,307,072)	$(6,390,990)

Loss per ordinary share - basic and diluted	¥(7.23)	¥(4.90)	¥(3.84)	$(0.58)
Weighted - average shares -basic and diluted	5,653,149	6,417,305	11,483,464	11,483,464

The accompanying notes are an integral part of these consolidated financial statements

RECON TECHNOLOGY, LTD

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Ordinary Shares		Additional Paid-in Capital	Statutory Reserve	Accumulated deficit	Accumulated Other Comprehensive income (loss)	Stockholders' Equity	Non-controlling Interest	Total Equity	Total Equity
	Number of Shares	Amount (RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(USD)

Balance, June 30, 2015	5,427,946	¥697,217	¥92,541,687	¥4,148,929	¥(23,024,935)	¥(317,551)	¥74,045,347	¥8,223,497	¥82,268,844	$12,427,690

Stock issuance	15,874	1,796	156,472	-			158,268		158,268	23,908
Restricted shares issued for services	360,185	42,454	2,222,988				2,265,442		2,265,442	342,222
Stock based payment			5,691,308				5,691,308		5,691,308	859,740
Net loss for the year					(40,882,577)		(40,882,577)		(40,882,577)	(6,175,802)
Foreign currency translation adjustment						98,511	98,511		98,511	14,884
Balance, June 30, 2016	5,804,005	¥741,467	¥100,612,455	¥4,148,929	¥(63,907,512)	¥(219,040)	¥41,376,299	¥8,223,497	¥49,599,796	$7,492,642

Restricted shares issued for services	580,000	72,335	8,326,905				8,399,240		8,399,240	1,268,806
Restricted shares issued for management	3,518,909	447,486	12,457,237				12,904,723		12,904,723	1,949,413
Stock based payment			2,039,446				2,039,446		2,039,446	308,083
Net loss for the year					(31,445,147)		(31,445,147)	241,346	(31,203,801)	(4,713,708)
Foreign currency translation adjustment						(30,116)	(30,116)		(30,116)	(4,549)
Balance, June 30, 2017	9,902,914	¥1,261,288	¥123,436,043	¥4,148,929	¥(95,352,659)	¥(249,156)	¥33,244,445	¥8,464,843	¥41,709,288	$6,300,687

Capital contribution in NCI								3,700,000	3,700,000	558,929
Restricted shares issued for services	900,000	112,321	2,938,575				3,050,896		3,050,896	460,874
Issuance of ordinary shares, net of issuance costs	6,592,500	785,871	64,218,660				65,004,531		65,004,531	9,819,712
Shares issued for unpaid salary to management	221,268	27,137	1,527,771				1,554,908		1,554,908	234,888
Restricted shares issued for management	763,667	92,893	14,528,945				14,621,838		14,621,838	2,208,804
Stock based payment			840,286				840,286		840,286	126,935
Net loss for the year					(44,072,321)		(44,072,321)	(1,302,913)	(45,375,234)	(6,854,473)
Foreign currency translation adjustment						1,765,249	1,765,249		1,765,249	266,662
Balance, June 30, 2018	18,380,349	¥2,279,510	¥207,490,280	¥4,148,929	¥(139,424,980)	¥1,516,093	¥76,009,832	¥10,861,930	¥86,871,762	$13,123,018

The accompanying notes are an integral part of these consolidated financial statements

RECON TECHNOLOGY, LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended June 30,
	2016	2017	2018	2018
	RMB	RMB	RMB	U.S. Dollars

Cash flows from operating activities:
Net loss	¥(40,882,577)	¥(31,203,801)	¥(45,375,234)	$(6,854,473)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	955,083	856,735	1,119,049	169,046
Gain from disposal of equipment	(40,688)	(35,919)	(78,285)	(11,826)
Provision for (net recovery of) doubtful accounts	14,475,074	1,766,286	(841,242)	(127,080)
Provision for slow moving inventories	2,428,288	-	65,245	9,856
Share based compensation	2,096,162	2,039,446	840,286	126,935
Restricted shares issued for management	3,595,146	12,904,723	14,621,838	2,208,804
Loss from investment in unconsolidated entity	-	-	4,037,736	609,948
Deferred tax provision	1,742,098	-	-	-
Restricted shares issued for services	2,287,415	8,399,240	3,050,896	460,874
Income tax benefit	(1,196,253)	-	-	-
Changes in operating assets and liabilities:
Notes receivable	(454,647)	(1,452,783)	2,116,998	319,798
Trade accounts receivable, net	14,658,360	(245,190)	11,972,175	1,808,540
Trade accounts receivable-related parties, net	1,090,453	-	-	-
Inventories, net	1,191,811	3,597,832	(4,196,110)	(633,873)
Other receivable, net	(1,775,659)	17,632,104	(3,241,846)	(489,720)
Other receivables-related parties, net	91,021	-	-	-
Purchase advance, net	4,930,479	(10,534,132)	(1,241,102)	(187,483)
Purchase advance-related parties, net	1,374,034	-	-	-
Prepaid expense	716,004	(718,130)	318,759	48,152
Prepaid expense - related parties, net	420,000	-	-	-
Trade accounts payable	(9,615,363)	812,440	(2,706,304)	(408,820)
Other payables	712,525	(189,302)	(151,751)	(22,924)
Other payables-related parties	1,869,889	(366,225)	(102,563)	(15,493)
Deferred revenue	(1,878,848)	853,044	(1,174,585)	(177,435)
Accrued payroll and employees' welfare	134,320	1,633,405	140,828	21,274
Taxes payable	790,199	(78,700)	(269,358)	(40,690)
Net cash provided by (used in) operating activities	(285,674)	5,671,073	(21,094,570)	(3,186,590)

Cash flows from investing activities:
Investment in unconsolidated entity	-	-	(4,037,736)	(609,948)
Purchases of property and equipment	(181,075)	(638,119)	(1,503,410)	(227,108)
Proceeds from disposal of equipment	60,000	51,900	32,000	4,834
Payments for land use right	-	-	(1,361,969)	(205,742)
Payments and prepayments for construction in progress	-	-	(9,157,103)	(1,383,290)
Net cash used in investing activities	(121,075)	(586,219)	(16,028,218)	(2,421,254)

Cash flows from financing activities:
Proceeds from short-term bank loans	500,000	-	45,000	6,798
Repayments of short-term bank loans	(7,500,000)	-	(45,000)	(6,798)
Proceeds from short-term borrowings	530,000	1,100,000	4,600,000	694,885
Repayments of short-term borrowings	-	(1,330,000)	(4,900,000)	(740,204)
Proceeds from short-term borrowings-related parties	12,895,400	13,103,718	20,188,318	3,049,687
Repayments of short-term borrowings-related parties	(16,780,765)	(15,950,682)	(21,332,036)	(3,222,459)
Proceeds from long-term borrowings-related party	-	-	10,000,000	1,510,620
Repayments of long-term borrowings-related party	-	-	(371,975)	(56,191)
Proceeds from sale of ordinary shares, net of issuance costs	171,919	-	65,004,531	9,819,712
Capital contribution by noncontrolling shareholders	-	-	3,700,000	558,929
Net cash provided by (used in) financing activities	(10,183,446)	(3,076,964)	76,888,838	11,614,979

Effect of exchange rate fluctuation on cash	62,886	(16,231)	1,765,249	266,662

Net increase (decrease) in cash	(10,527,309)	1,991,659	41,531,299	6,273,797
Cash at beginning of year	12,344,929	1,817,620	3,809,279	575,437
Cash at end of year	¥1,817,620	¥3,809,279	¥45,340,578	$6,849,234

Supplemental cash flow information
Cash paid during the year for interest	¥903,368	¥571,037	¥868,042	$131,128
Cash paid (received) during the year for taxes	¥142,477	¥284,487	¥(22,671)	$(3,425)

Non-cash investing and financing activities
Shares issued to settle salary payable	¥-	¥-	¥1,554,908	$234,887
AR and short-term borrowings-related parties offset	¥200,000	¥-	¥-	$-
Inventories used for fixed assets	¥1,025,410	¥-	¥-	$-
Payable for Construction in Progress	¥-	¥-	¥3,096,781	$467,806
Non-cash payment for property and equipment purchase	¥-	¥87,265	¥-	$-
Issuance of unvested ordinary shares to senior managers	¥-	¥55,685	¥-	$-
Receivable for disposal of property and equipment	¥-	¥-	¥81,900	$12,372

The accompanying notes are an integral part of these consolidated financial statements

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

The Company has signed Exclusive Technical Consulting Service Agreements with each of the Domestic Companies, which are its VIEs, and Equity Interest Pledge Agreements and Exclusive Equity Interest Purchase Agreements with their shareholders. Through these contractual arrangements, the Company has the ability to substantially influence each of the Domestic Companies’ daily operations and financial affairs, appoint their senior executives and approve all matters requiring shareholder approval. As a result of these contractual arrangements, which enable the Company to control the Domestic Companies, the Company is considered as the primary beneficiary of each Domestic Company. Thus, the Company is able to absorb 90% of net interest or 100% of net loss of those VIEs.

On December 17, 2015, Huang Hua BHD Petroleum Equipment Manufacturing Co. LTD, a fully owned subsidiary established by BHD was organized under the laws of the PRC.

As of this report, BHD invested a total of ¥9.3 million in Gan Su BHD Environmental Technology Co., Ltd (“Gan Su BHD”). Gan Su BHD was established on May 23, 2017, with registered capital of ¥50 million. The paid in capital was ¥12,780,000 ($1,930,572) as of June 30, 2018. Based on its revised chapter dated August 11, 2017, BHD owns an interest of 51% of Gan Su BHD, which is focusing on oilfield sewage treatment and oily sludge disposal projects.

As of this report, BHD invested a total of ¥2.3 million in Qing Hai BHD New Energy Technology Co., Ltd. (“Qinghai BHD”). Qinghai BHD was established on October 16, 2017, with registered capital of ¥50 million. The paid in capital was ¥2,450,000 ($370,102) including ¥2,250,000 ($339,889) contributed by BHD as of June 30, 2018. The remaining paid in capital should be contributed by BHD and other two individuals is ¥25,250,000 ($3,814,315) and ¥22,300,000 ($3,368,682), respectively. Based on its chapter dated September 29, 2017, the remaining paid in capital will be injected before September 29, 2036. The BHD owns an interest of 55% of Qinghai BHD, which is focusing on design and production and sales of solar energy eating furnaces.

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

NOTE 2. LIQUIDITY

As reflected in the Company’s consolidated financial statements, the Company had recurring net losses for the years ended June 30, 2016, 2017 and 2018.  In assessing its liquidity, management monitors and analyzes the Company’s cash on-hand and its ability to generate sufficient revenue sources in the future to support its operating and capital expenditure commitments. The Company plans to fund its continuing operations through identifying new prospective joint venture and strategic alliance opportunities for new revenue sources, financial supports by major shareholders and reducing costs to improve profitability and to replenish working capital. Management believes that the foregoing measures collectively will provide sufficient liquidity for the Company to meet its future liquidity and capital obligations.

RECON TECHNOLOGY, LTD

NOtes to THE consolidated financial statements

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

Currency Translation - The Company’s functional currency is the Chinese Yuan (“RMB”) and the accompanying consolidated financial statements have been expressed in Chinese Yuan. The consolidated financial statements as of and for the year ended June 30, 2018 have been translated into United States dollars (“U.S. dollars”) solely for the convenience of the readers. The translation has been made at the rate of ¥6.6198 = US$1.00, the approximate exchange rate prevailing on June 30, 2018. These translated U.S. dollar amounts should not be construed as representing Chinese Yuan amounts or that the Chinese Yuan amounts have been or could be converted into U.S. dollars.

Estimates and assumptions - The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in United States of America (“US GAAP”), which requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates are adjusted to reflect actual experience when necessary. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for doubtful accounts related to trade accounts receivable, other receivables and purchase advances, allowance for inventory, the useful lives of property and equipment, valuation allowance for deferred tax assets, impairment assessment for long-lived assets and investment and the fair value of share- based payments. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

The key assumptions underlying the Company’s accounting for material arrangements and the reasonably likely material effects of resolving any uncertainties on the Company’s allowance for doubtful accounts related to purchase advances. The production of the Company’s products requires custom-made equipment from its suppliers. To ensure that it can secure the required customized equipment, the Company often needs to make full prepayment for its intended purchases. As a standard practice in the petroleum extraction industry, the Company generally must submit a bid in order to secure the sales contract. The bidding process generally takes between one month to one year and the timing depends on the size of the overall project, which timing and size are generally controlled by its client. In order to secure timely purchase delivery and to meet its product delivery schedule, the Company normally prepays for the purchase advances if the Company believes that it is more than likely to win the bid for the sales contract. After winning the bid and securing the sale contract, the Company normally needs to deliver its products approximately within one week to six months. Based on the Company’s historical experience, the Company generally is able to realize its purchase advances on the customized equipment that it orders. If the Company does not secure the sales contract after making prepayment, its seeks to negotiate with its suppliers for them either to refund the purchase advances or issue credits for the Company to purchase similar products with similar models with its future contracts. If the Company determines that its suppliers are unlikely to refund or credit for future purchases or if it is unlikely to secure projects to use those products in the foreseeable future, the Company provides a 100% allowance on the specific advances. Currently, only pre-contract cost under Purchase advance are under such rick of cancelation or rick mention above. As of June 30, 2018, the Company has approximately ¥1,508,491 ($227,876) of purchase advances that are still pending of securing sales contract bid, of which the Company estimates ¥98,500 ($14,880) will not be realizable and have accordingly provided an allowance. The Company has not written off any allowance during the year ended June 30, 2018 that have aged more than two years and the Company does not expect to recover the amount in near future. The balance of ¥98,500 ($14,880) of such allowance remains outstanding at June 30, 2018 as it has not yet exceeded two years in aging or otherwise been deemed uncollectible.

RECON TECHNOLOGY, LTD

NOtes to THE consolidated financial statements

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

The fair value of long-term receivables is determined using a present value technique by discounting the future expected contractual cash flows using current rates at which similar instruments would be issued at the measurement date.

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

Notes Receivable - Notes receivable represent short-term notes receivables issued by reputable financial institutions that entitle the Company to receive the full-face amount from the financial institutions at maturity, which generally range from three to six months from the date of issuance.

Purchase Advances - Purchase advances are the amounts prepaid to suppliers for purchases of customized equipment in anticipation of obtaining planned contracts for the Company’s hardware and software revenues and these advances are considered as pre-contract costs.

-	Pre-Contract Costs – The Company defers purchase advances made that it expects to be used in connection with the anticipated contracts, so long as recovery is considered probable, and recognized as inventory when the customized equipment is delivered and received. If it subsequently confirms that the Company is unable to secure the planned contracts with a customer after making the purchase advances, the Company evaluates the probable recoverability of the advance and charges the improbable recovery amounts as purchase advances allowances. The Company determines that the recovery of such purchase advances is improbable when the Company is unable to request that a supplier refund the purchase advances or obtain credits to change the purchase order to other customized equipment.

The Company evaluates its purchase advances on a semi-annually basis. If it expects to receive its customized equipment within one year, the purchase advances are classified as current assets. If it does not expect to utilize the purchase advances within one year, the purchase advances will be classified as long-term assets. As of June 30, 2017, and 2018, the Company expected to receive its purchased advances, net of allowance, within one year.

-	Contract Costs - Direct costs, such as material, labor, and subcontracting costs and indirect costs allocable to contracts include the costs of contract supervision, tools and equipment, supplies, quality control and inspection, insurance, repairs and maintenance for quality assurance purposes before clients’ initial acceptance, depreciation and amortization are included in the inventory work-in-process and recognized as cost of revenues when the product is shipped and accepted. The Company uses the completed contract method for revenue recognition. Once products are delivered, installed and debugged for intended use and accepted by a client, which may last from weeks to months (this process is decided by the client’s individual project construction arrangement), the Company records revenue and deferred revenue if there is any requirement of quality assurance or per contract. Deferred revenue varies from 5% to 10% of contract amount and the period after which such revenue is recognized is generally one year following installation. The Company does not confirm revenue from deferred items until the end of the whole maintenance period. Minor costs for repair during the maintenance period after initial acceptance are recorded as cost of goods sold as they are incurred. All other general and administrative costs and selling costs are charged to expenses as incurred. The Company generally ships its products approximately one week to six months after production begins and the timing depends on the size of the overall project.

RECON TECHNOLOGY, LTD

NOtes to THE consolidated financial statements

-	Prepayments for Others - The Company has prepayment for others business activities, such as standard raw material, supplies and services.

The Company has three types of purchase advances, capitalized pre-contract costs, capitalized contract costs and prepayment for others.

(a)	Capitalized pre-contract costs are the amounts paid to suppliers for purchases of customized equipment in anticipation of obtaining planned contracts for the Company’s sales and these advances are considered as pre-contract costs. As of June 30, 2018, approximately ¥1.5 million ($0.2 million) pre-contract costs were paid to the Company’s suppliers as compared to approximately ¥0.2 million at June 30, 2017. The change in purchase advances is mainly due to the change in the Company’s anticipation of securing new sales contacts and to secure the materials for its timely performance under such contracts. The production of the Company’s product required customized equipment from suppliers. To ensure the Company can secure the required customized equipment, the Company would need to make full prepayment for the intended purchases. As a standard practice in the petroleum extraction industry, the Company generally must submit a bid to secure the sales contract. The bidding process generally takes between one month to one year and the timing depends on the size of the overall project, which timing and size are generally controlled by the Company’s client. To secure timely purchase delivery and to meet the product delivery schedule, the Company normally would prepay for the purchase advances if the Company believes that it is more than likely to win the bid for the sales contract. After winning the bid and the sale contract is secured, the Company normally needs to its products approximately within one week to six months. Based on historical experience, the Company is generally able to realize its purchase advances on the customized equipment that it ordered. If the Company does not secure the sales contract after making prepayment, it seeks to negotiate with its suppliers for them either to issue refund of the purchase advances or issue credits for it to purchase similar products with similar models with its future contracts. If the Company determines that its suppliers are unlikely to refund or credit for future purchases or if it is unlikely to secure projects to use those products in the foreseeable future, it provides a 100% allowance on the improbable recovery amounts.

(b)	Capitalized contract costs are the amounts paid to the suppliers for purchases of customized equipment to secure the Company’s executed sale contracts. As of June 30, 2018, the Company paid approximately ¥4.2 million ($0.6 million) purchase advances to the Company’s suppliers as compared to approximately ¥4.6 million at June 30, 2017. Based on the Company’s historical experience, it is generally able to realize and not reserve its purchase advances on the customized equipment that it ordered.

(c)	Besides, the Company also has prepayment for others business activities, such as standard raw materials, supplies and services. As of June 30, 2018, the Company prepaid approximately ¥7.4 million ($1.1 million) purchase advances to its suppliers as compared to approximately ¥7.1 million at June 30, 2017. Usually, this type of prepayments will be expensed when those products or services have been rendered or consumed. While in some rare circumstances, the prepayment may also under some uncertainties when its initial requirements change. The Company will try to negotiate with vendors to collect the fund back or make new arrangement to avoid major loss.

Inventories - Inventories are stated at the lower of cost or net realizable value, on a first-in-first-out basis. The methods of determining inventory costs are used consistently from year to year. Allowance for inventory obsolescence is provided when the market value of certain inventory items is lower than the cost.

Property and Equipment - Property and equipment are stated at cost. Depreciation on motor vehicles and office equipment is computed using the straight-line method over the estimated useful lives of the assets, which range from two to ten years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the assets.

Items	Useful life
Motor vehicles	5-10 years
Office equipment	2-5 years
Production equipment	10 years

Land Use Rights - According to the Chinese laws and regulations regarding land use rights, land in urban districts is owned by the State, while land in the rural areas and suburban areas, except otherwise provided for by the State, is collectively owned by individuals designated as resident farmers by the State. In accordance with the legal principle that land ownership is separate from the right to the use of the land, the government grants individuals and companies the rights to use parcels of land for a specified period of time. Land use rights which are usually prepaid, are stated at cost less accumulated amortization. Amortization is provided over the life of the land use rights, using the straight-line method. The estimated useful life is 50 years, based on the term of the land use rights.

RECON TECHNOLOGY, LTD

NOtes to THE consolidated financial statements

Long-Lived Assets - Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is determined based on the estimated discounted future cash flows expected to be generated by the asset. There were no impairments at June 30, 2017 and 2018.

Long-term investments - Cost method investment - For an investee over which the Company does not have significant influence and a controlling interest, the Company carries the investment at cost and recognizes income for any dividend received from the distribution of the investee’s earnings.

The Company reviews its cost method investment for impairment whenever an event or circumstance indicates that an other-than-temporary impairment has occurred. The Company considers available quantitative and qualitative evidence in evaluating potential impairment of its cost method investment. An impairment charge is recorded if the carrying amount of an investment exceeds its fair value and such excess is determined to be other-than temporary. The Company recorded approximately ¥4.0 million ($0.61 million) impairment loss on its cost method investment in unconsolidated entity during the year ended June 30, 2018.

Revenue Recognition - The Company recognizes revenue when the following four criteria are met: (1) persuasive evidence of an arrangement, (2) delivery has occurred or services have been provided, (3) the sales price is fixed or determinable, and (4) collectability is reasonably assured. Delivery does not occur until products have been shipped or services have been provided to the customers and the customers have signed a completion and acceptance report, risk of loss has transferred to the customers, customers’ acceptance provisions have lapsed, or the Company has objective evidence that the criteria specified in customers’ acceptance provisions have been satisfied. The sales price is not considered to be fixed or determinable until all contingencies related to the sale have been resolved. And with ASC 606, “Revenue from Contracts with Customers” when all of the following five steps are met: (i) identify the contract(s) with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; (v) recognize revenue when (or as) each performance obligation is satisfied. The Company applied the new revenue standard from July 1, 2018 and adopted a modified retrospective approach upon the adoption. The Company performed an analysis on each of the Company’s revenue streams in accordance with the new revenue standard, based on the new revenue standard, the Company should recognize revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer. A good or service is transferred when (or as) the customer obtains control of that good or service. After evaluation, the Company determined that it satisfies a performance obligation at a point in time for the product sales type arrangement, by considering indicators of the transfer of control, which include, but are not limited to, the following:

1. The entity has a present right to payment for the asset.

2. The customer has legal title to the asset.

3. The entity has transferred physical possession of the asset.

4. The customer has the significant risks and rewards of ownership of the asset.

5. The customer has accepted the asset.

The Company also performed analysis for the type of its construction arrangement. Usually the Company’s construction contract includes numerous promises to transfer goods or services to the customer. These goods and services are distinct since the customer can benefit from the good or service on its own or together with other resources that are readily available to the customer and the Company’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract. Therefore, each promise in the contract should be accounted separately as an individual performance obligation. The completion of each of this individual performance obligation is usually in a short-term based on explicit requirements of customers. After evaluation, the Company determined to recognize revenue of each performance obligation under the construction arrangement at a point in time, by considering indicators of the transfer of control listed above. Before adoption of ASU 606, the Company accrued all expensed and materials costs until the overall projects under the same contract are accepted but no revenue is recorded during the period. With adoption of this new recognition standard, the Company shall record contract revenue and corresponding cost accordingly under each individual performance obligation.

Based on the current revenue standard, revenue is recognized when the promised good or service is delivered to the customer and the customer has the significant risks and rewards of ownership of the promised good or service. The Company has substantially conducted its evaluation of the impact of the standard and the Company does not expect the adoption of the standard will have a material impact to its consolidated revenue. However, as a result of applying the new standard, there are certain components of its type of construction arrangement where the new standard generally results in earlier recognition of revenue compared to its historical policies. The Company expects to record a net increase in opening retained earnings upon adoption resulting from the acceleration of revenue recognized under the new standard.

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

RECON TECHNOLOGY, LTD

NOtes to THE consolidated financial statements

Research and Development Expenses - Research and development expenses relating to improving development efficiency and the quality of the Company’s products and services, including s design of downhole automation platform systems and chemical products used for waste water treatment, are expensed as incurred.

Shipping and Handling Costs - Shipping and handling cost incurred to ship products to customers are included in selling and distribution expenses. Shipping and handling expenses were ¥1,167,117, ¥752,656 and ¥1,170,358 ($176,797) for the years ended June 30, 2016, 2017 and 2018, respectively.

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

The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position would be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. The Company has no uncertain tax position as of June 30, 2018, 2017 and 2016.

As of June 30, 2018, the tax years ended December 31, 2013 through December 31, 2017 for the Company’s People’s Republic of China (“PRC”) subsidiaries remain open for statutory examination by PRC tax authorities.

Loss per Share - Loss Per Share (“EPS”) is computed by dividing net loss by the weighted average number of ordinary shares outstanding. Diluted EPS are computed by dividing net loss by the weighted-average number of ordinary shares and dilutive potential ordinary share equivalents outstanding.

Potentially dilutive ordinary shares consist of ordinary shares issuable upon the conversion of ordinary stock options, restricted shares and warrants (using the treasury stock method). The effect from options, restricted shares and warrants would have been anti-dilutive due to the fact that the Company incurred a net loss for the years ended June 30, 2016, 2017 and 2018.

Reclassification - Certain prior year amounts had been reclassified to conform to the current period presentation. These reclassifications have no effect on the results of operations and cash flows previously reported.

Recently Issued Accounting Pronouncements

In September 2017, the FASB issued ASU 2017-13, “Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842)”. The main objective of this pronouncement is to clarify the effective date of the adoption of ASC Topic 606 and ASC Topic 842 and the definition of public business entity as stipulated in ASU 2014-09 and ASU 2016-02. ASU 2014-09 provides that a public business entity adopt ASC Topic 606 for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. ASU 2016-12 requires certain other specified entities adopt ASC Topic 842 for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The Company applied the new revenue standard from July 1, 2018 and adopted a modified retrospective approach upon the adoption. The Company performed an analysis on each of the Company’s revenue streams in accordance with the new revenue standard, and the Company concluded that the adoption of this new revenue standard does not have a material impact on the Company’s consolidated financial statements. Based on the current revenue standard, revenue is recognized when the promised good or service is delivered to the customer and the customer has the significant risks and rewards of ownership of the promised good or service. The time of revenue recognition of the Company is almost consistent under the old standard and new standard. However, as a result of applying the new standard, there are certain components of the Company’s type of construction arrangement where the new standard generally results in earlier recognition of revenue compared to the Company’s historical policies. The Company expects to record a net increase in opening retained earnings upon adoption resulting from the acceleration of revenue recognized under the new standard.

In November 2017, the FASB issued ASU 2017-14, Income Statement—Reporting Comprehensive Income (Topic 220), Revenue Recognition (Topic 605), and Revenue from Contracts with Customers (Topic 606), which amends certain aspects of the new revenue recognition standard. This standard will be effective for fiscal years beginning after December 15, 2018. The Company expects that the adoption of this ASU will not have a material impact on the Company’s consolidated financial statements.

In July 2018, the FASB issued ASU No. 2018-10, “Codification Improvements to Topic 842, Leases,” which clarifies how to apply certain aspects of the new leases standard. This ASU addresses the rate implicit in the lease, impairment of the net investment in the lease, lessee reassessment of lease classification, lessor reassessment of lease term and purchase options, variable payments that depend on an index or rate and certain transition adjustments. This ASU has the same effective date and transition requirements as the new leases standard, which is effective for annual periods beginning after December 15, 2018. The Company expects that the adoption of this ASU will not have a material impact on the Company’s consolidated financial statements.

In July 2018, the FASB issued ASU No. 2018-11, “Leases (Topic 842): Targeted Improvements” which provides a new transition method and a practical expedient for separating components of a contract. This ASU is intended to reduce costs and ease the implementation of the new leasing standard for financial statement preparers. The effective date and transition requirements for the amendments related to separating components of a contract are the same as the effective date and transition requirements in ASU 2016-02. The Company expects that the adoption of this ASU will not have a material impact on the Company’s consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

NOTE 4. TRADE ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	June 30, 2017	June 30, 2018	June 30, 2018
Third Party	RMB	RMB	U.S. Dollars
Trade accounts receivable	¥43,691,416	¥27,319,241	$4,126,898
Allowance for doubtful accounts	(4,265,505)	(3,065,234)	(463,040)
Total - third-party, net	¥39,425,911	¥24,254,007	$3,663,858

RECON TECHNOLOGY, LTD

NOtes to THE consolidated financial statements

	June 30, 2017	June 30, 2018	June 30, 2017
Third Party – long-term	RMB	RMB	U.S. Dollars
Beijing Yabei Nuoda Science and Technology Co. Ltd. *	¥-	¥4,400,000	$664,673
Allowance for doubtful accounts	-	(187,171)	(28,275)
Total - long-term trade accounts receivable, net	¥-	¥4,212,829	$636,398

*The receivable from Beijing Yabei Nuoda was recognized primarily from the sale of automation system and services based on written contracts. Based on the repayment agreement signed in August, 2018, the outstanding balance was to be collected in five installments during the period from December 2018 to December 2020. Based on the repayment agreement, the Company expects to collect ¥1,954,978 ($295,323) before June 30, 2019, ¥3,100,000 ($468,292) before June 30, 2020 and ¥1,300,000 ($196,380) before December 31, 2020, respectively. No interest is required per the settlement agreement.

Provision made for doubtful accounts of accounts receivables due from third party was ¥1,650,745 and ¥1,137,238 for the years ended June 30, 2016 and 2017, respectively, and net recovery of provision made for doubtful accounts of accounts receivables due to third party was ¥1,013,100 ($153,041) for the years ended June 30, 2018.

Movement of allowance for doubtful accounts is as follows:

	June 30, 2017	June 30, 2018	June 30, 2018
	RMB	RMB	U.S. Dollars
Beginning balance	¥4,814,577	¥4,265,505	$644,356
Charge to (reversal of) expense	1,137,238	(1,013,100)	(153,041)
Less: write-off	(1,686,310)	-	-
Ending balance	¥4,265,505	¥3,252,405	$491,315

NOTE 5. NOTES RECEIVABLE

Notes receivables represented the non-interest bearing commercial bills the Company received from the customers for the purpose of collection of sales amount, which ranged from three to six months from the date of issuance. As of June 30, 2017 and 2018, notes receivable was ¥6,112,960 and ¥3,995,962 ($603,638), respectively, As of June 30, 2018, no notes receivable was guaranteed or collateralized.

NOTE 6. OTHER RECEIVABLES, NET

Other receivables, net consisted of the following:

Third Party	June 30, 2017	June 30, 2018	June 30, 2018
Current Portion	RMB	RMB	U.S. Dollars
Loans to third parties (A)	1,115,720	2,640,469	398,875
Business advances to officers and staffs (B)	2,999,761	1,787,866	270,079
Deposits for projects	1,189,329	1,665,002	251,518
VAT recoverable	-	1,438,949	217,370
Others	307,119	690,597	104,323
Allowance for doubtful accounts	(1,505,419)	(901,930)	(136,247)
Total	¥4,106,510	¥7,320,953	$1,105,918

Provision for doubtful accounts of other receivables was ¥455,574, ¥247,612 and ¥109,302 ($16,511) for the years ended June 30, 2016, 2017 and 2018, respectively.

(A)	Loans to third-parties are mainly used for short-term funding to support the Company’s external business partners. These loans are due on demand bearing no interest.

(B)	Business advances to officers and staffs represent advances for business travel and sundry expenses related to oilfield or on-site installation and inspection of products through customer approval and acceptance.

RECON TECHNOLOGY, LTD

NOtes to THE consolidated financial statements

Movement of allowance for doubtful accounts is as follows:

	June 30, 2017	June 30, 2018	June 30, 2018
	RMB	RMB	U.S. Dollars
Beginning balance	¥1,277,807	¥1,505,419	$227,412
Charge to expense	247,612	109,302	16,511
Less: write-off	(20,000)	(712,791)	(107,676)
Ending balance	¥1,505,419	¥901,930	$136,247

NOTE 7. PURCHASE ADVANCES, NET

The Company purchased products and services from third parties during the normal course of business. Purchase advances, net consisted of the following:

	June 30, 2017	June 30, 2018	June 30, 2018
Third Party	RMB	RMB	U.S. Dollars
Capitalized pre-contract costs	¥151,545	¥1,508,491	$227,876
Capitalized contract costs	4,634,689	4,221,942	637,775
Prepayment for others	7,091,556	7,376,745	1,114,345
Allowance for doubtful accounts	(401,790)	(452,632)	(68,375)
Total	¥11,476,000	¥12,654,546	$1,911,621

Provision for doubtful accounts of purchase advances were ¥12,368,755, ¥381,436 and ¥62,556 ($9,450) for the years ended June 30, 2016, 2017 and 2018, respectively. The Company recorded allowance for these advances and will continue to try to collect or get inventories delivered. These payments were advanced for certain customized equipment of the planned projects. As those projects were delayed or canceled or there is rare chance to be profitable, the Company decided to suspend those projects and recorded allowances related to advanced payments for those projects as the Company may not be able to receive those funds back. Management is still making efforts to collect partially or negotiate with venders for some other alternative solutions to minimize the Company’s loss.

Movement of allowance for doubtful accounts is as follows:

	June 30, 2017	June 30, 2018	June 30, 2018
	RMB	RMB	U.S. Dollars
Beginning balance	¥16,591,247	¥401,790	$60,695
Charge to expense	381,436	62,556	9,450
Less: write-off	(16,570,893)	(11,714)	(1,770)
Ending balance	¥401,790	¥452,632	$68,375

NOTE 8. INVENTORIES

Inventories consisted of the following:

	June 30, 2017	June 30, 2018	June 30, 2018
	RMB	RMB	U.S. Dollars
Small component parts	¥55,726	¥55,726	$8,418
Purchased goods and raw materials	51,617	59,328	8,962
Work in process and goods on site	1,842,411	5,155,215	778,758
Finished goods	4,702,883	2,888,096	436,281
Allowance for slow moving inventory	(4,024,663)	(1,399,524)	(211,415)
Total inventories, net	¥2,627,974	¥6,758,841	$1,021,004

RECON TECHNOLOGY, LTD

NOtes to THE consolidated financial statements

Provisions for slow moving inventory were ¥2,428,290, ¥Nil and ¥65,245 ($9,856) for the years ended June 30, 2016, 2017 and 2018, respectively.

Movement of allowance for slow-moving inventories is as follows:

	June 30, 2017	June 30, 2018	June 30, 2018
	RMB	RMB	U.S. Dollars
Beginning balance	¥5,398,179	¥4,024,663	$607,974
Charge to cost of sales	-	65,245	9,856
Less: write-off	(1,373,516)	(2,690,384)	(406,415)
Ending balance	¥4,024,663	¥1,399,524	$211,415

NOTE 9. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	June 30, 2017	June 30, 2018	June 30, 2018
	RMB	RMB	U.S. Dollars
Motor vehicles	¥4,116,847	¥4,456,156	$673,156
Office equipment and fixtures	1,139,587	1,239,914	187,304
Production equipment	916,026	1,609,500	243,134
Total property and equipment	6,172,460	7,305,570	1,103,594
Less: Accumulated depreciation	(3,404,490)	(4,134,461)	(624,560)
Property and equipment, net	¥2,767,970	¥3,171,109	$479,034
Construction in progress	¥-	¥11,779,784	$1,779,477

On August 4, 2017, Gan Su BHD purchased the land use right of state-owned construction land in Yumen, Gan Su, in the amount of ¥1,361,969 ($205,742). The land use right was intended to establish production line of the oily sludge disposal projects. As of June 30, 2018, the total cost incurred in the project was ¥11,779,784 ($1,779,477), based on the management’s best estimation, this project needs additional cost of ¥6.93 million ($1.05 million) and the expected completion date will be February 2019.

Depreciation expenses were ¥955,083, ¥856,735 and ¥1,092,206 ($164,991) for the years ended June 30, 2016, 2017 and 2018, respectively.

Gain from property and equipment disposal was ¥40,688, ¥35,919 and ¥78,285 ($11,826) for the years ended June 30, 2016, 2017 and 2018, respectively.

NOTE 10 - LAND USE RIGHTS

Land use rights as of June 30, 2018 are as following:

	June 30, 2017	June 30, 2018	June 30, 2018
	RMB	RMB	U.S. Dollars
Land use rights	-	1,361,969	205,742
Less: accumulated amortization	-	(26,843)	(4,055)
Land use rights, net	¥-	¥1,335,126	$201,687

As of June 30, 2018, no land use rights are collateralized or pledged.

Amortization expenses were ¥Nil, ¥Nil and ¥26,843 ($4,055) for the years ended June 30, 2016, 2017 and 2018, respectively.

RECON TECHNOLOGY, LTD

NOtes to THE consolidated financial statements

The estimated future amortization expenses are as follows:

Twelve months ending June 30,	RMB	U.S. Dollars
2019	¥27,239	$4,115
2020	27,239	4,115
2021	27,239	4,115
2022	27,239	4,115
2023	27,239	4,115
Thereafter	1,198,931	181,112
Total	¥1,335,126	$201,687

NOTE 11 – INVESTMENT IN UNCONSOLIDATED ENTITY

On December 15, 2017, the Company signed a subscription agreement with Future Gas Station (Beijing) Technology, Ltd (“FGS”). Established in January 2016, FGS is a service company focusing on providing new technical applications and data operations to gas stations of oil companies such as PetroChina Co., Ltd. With its DT Refuel mobile application, FGS provides solutions to gas stations to improve their operations and their customers' experience. Pursuant to the subscription agreement, Recon held 8% equity interest of FGS. As of June 30, 2018, Recon has invested ¥4,037,736 ($609,948) in FGS as terms and conditions are achieved based on mutually-agreed payment schedule. Based on the financial results of FGS for the year ended June 30, 2018, FGS was in the loss position and has accumulated deficit in equity. Based on the management's assessment, the Company does not expect to recover the investment in the near future. Therefore, the Company considered that there was other than temporary impairment and recorded a full impairment of the investment. As a result, the Company recorded ¥4,037,736 ($609,948) impairment loss during the year ended June 30, 2018.

On August 21, 2018, the Company entered into a definitive investment agreement and a supplemental agreement (collectively, the “Agreement”) with FGS and the other shareholders of FGS. Following full performance under the Agreement, Recon will own 43% of FGS. As consideration for increasing its affiliates’ interest in FGS from 8% to 43%, the Company will (1) pay a total of RMB 10 million in cash to FGS in five installments and (2) issue 2,435,284 restricted ordinary shares of the Company (the “Restricted Shares”) to the other shareholders of FGS within 30 days after FGS finalizes recording the Company’s corresponding interest at the local governmental agency. If FGS does not reach certain performance goals, the Company has the right to cancel without further payment part or all of the Restricted Shares. The Restricted Shares are also subject to lock-up period requirements that vary for each FGS shareholder, from one year to three years following issuance of the Restricted Shares. As of the date of this report, the Company has invested RMB 2 million to FGS per this Agreement for follow-up investment, FGS has finalized recording Recon’s corresponding interest at the local governmental agency, and Recon has issued 2,435,284 Restricted Shares in total to the other shareholders of FGS.

NOTE 12. OTHER PAYABLES

Other payables consisted of the following:

	June 30, 2017	June 30, 2018	June 30, 2018
Third Party	RMB	RMB	U.S. Dollars
Service	¥1,518,033	¥1,356,676	$204,944
Distributors and employees	207,005	90,130	13,615
Funds collected on behalf of others	895,022	895,022	135,204
Advances from customers	130,100	157,856	23,846
Accrued expenses	193,274	411,898	62,222
Others	408,466	259,088	39,138
Total	¥3,351,900	¥3,170,670	$478,969

	June 30, 2017	June 30, 2018	June 30, 2018
Related Party	RMB	RMB	U.S. Dollars
Expenses paid by the major shareholders	¥3,062,709	¥2,767,349	$418,041
Due to family member of the owner of BHD	-	193,143	29,177
Due to management staff for costs incurred on behalf of the Company	251,310	250,965	37,911
Total	¥3,314,019	¥3,211,457	$485,129

RECON TECHNOLOGY, LTD

NOtes to THE consolidated financial statements

NOTE 13. TAXES PAYABLE

Taxes payable consisted of the following:

	June 30, 2017	June 30, 2018	June 30, 2018
	RMB	RMB	U.S. Dollars
VAT payable	¥632,831	¥382,361	$57,760
Income tax payable	43,556	43,556	6,580
Other taxes payable	8,334	5,996	906
Total taxes payable	¥684,721	¥431,913	$65,246

NOTE 14. SHORT-TERM BORROWINGS DUE TO RELATED PARTIES

Short-term borrowings due to related parties consisted of the following:

	June 30, 2017	June 30, 2018	June 30, 2018
Short-term borrowings due to related parties:	RMB	RMB	U.S. Dollars
Short-term borrowing from a Founder, 5.655% annual interest, due on August 24, 2017*	¥62,692	¥-	$-
Short-term borrowing from a Founder, 5.655% annual interest, due on August 31, 2017*	1,260,165	-	-
Short-term borrowing from a Founder, 5.655% annual interest, due on August 31, 2017*	1,420,223	-	-
Short-term borrowing from a Founder, 5.655% annual interest, due on September 11, 2017*	722,262	-	-
Short-term borrowing from a Founder, 5.655% annual interest, due on September 16, 2017*	541,187	-	-
Short-term borrowing from a Founder, 5.655% annual interest, due on September 18, 2017*	804,530	-	-
Short-term borrowing from a Founder's family member, no interest, due on December 31, 2017*	350,000	-	-
Short-term borrowing from a Founder, 5.22% annual interest, due on May 10, 2018*	2,529,428	-	-
Short-term borrowing from a Founder, 5.22% annual interest, due on June 7, 2018*	2,477,521	-	-
Short-term borrowing from a Founder, 5.655% annual interest, due on December 15, 2018	-	5,011,782	757,090
Short-term borrowing from a Founder, 5.655% annual interest, due on March 21, 2019	-	4,006,283	605,197
Total short-term borrowings due to related parties	¥10,168,008	¥9,018,065	$1,362,287

No short-term borrowings due to related parties were guaranteed or collateralized at June 30, 2017 and 2018.

Interest expense for short-term borrowings due to related parties was ¥487,692, ¥548,878 and ¥325,185 ($49,123) for the years ended June 30, 2016, 2017 and 2018, respectively.

* The Company repaid the loan in full on maturity date.

RECON TECHNOLOGY, LTD

NOtes to THE consolidated financial statements

NOTE 15. LONG-TERM BORROWINGS DUE TO RELATED PARTY

Long-term borrowings due to related party consisted of the following:

	June 30, 2017	June 30, 2018	June 30, 2018
Long-term borrowings due to related party:	RMB	RMB	U.S. Dollars
Long-term borrowing from a Founder, monthly payments of ¥126,135 inclusive of interest at 8.90%, ten years loan, due in November 2027.	¥-	¥9,663,729	¥1,459,822
Less: current portion	-	(719,895)	(108,749)
Total long-term borrowings due to related party	¥-	¥8,943,834	$1,351,073

No short-term borrowings due to related parties were guaranteed or collateralized at June 30, 2017 and 2018.

Interest expense for long-term borrowings due to related party was ¥Nil, ¥Nil and ¥546,676 ($82,582) for the years ended June 30, 2016, 2017 and 2018, respectively.

The future maturities of long-term borrowings due to related party at June 30, 2018 are as follows:

Twelve months ending June 30,	RMB	U.S. Dollars
2019	¥719,895	$108,749
2020	747,630	112,938
2021	816,952	123,410
2022	892,701	134,853
2023	975,474	147,357
Thereafter	5,511,077	832,515
Total	¥9,663,729	$1,459,822

NOTE 16. ORDINARY SHARES

Stock offering

On November 20, 2017, the Company entered into a securities purchase agreement (the “Agreement”) with Yongquan Bi (“Mr. Bi.”), currently acting as the Chairman of board of the Company, pursuant to which Mr. Bi agreed to purchase an aggregate of 3 million unregistered restricted shares for gross proceeds of $4.8 million, a per-share purchase price of $1.60. After deducting the placement agent’s commission and other estimated offering expenses payable by the Company, the net proceeds to the Company were approximately $4.5 million. The purchase price was paid in two installments of $2.4 million each. The first installment was paid on November 20, 2017, and the second installment was paid on January 19, 2018. Mr. Bi used his own personal funds to pay the purchase price amount. Mr. Bi designated Xinhaixin International Holdings Limited (“Xinhaixin”) to receive the shares. On January 19, 2018, the Company issued the 3 million shares to Xinhaixin, the wholly owned company of Mr. Bi.

On January 22, 2018, The Company and certain institutional investors entered into a securities purchase agreement in connection with an offering, pursuant to which the Company agreed to sell an aggregate of 3,592,500 ordinary shares. The purchase price was $1.66 per ordinary share and all shares were issued on January 24, 2018. The aggregate gross proceeds was $5,963,550. After deducting the placement agent’s commission and other estimated offering expenses payable by the Company, the net proceeds to the Company were approximately $5.3 million. The Company intends to use the net proceeds of the offering for general corporate purposes and working capital.

On November 11, 2017, The Company issued 221,268 shares for unpaid management’s salary of ¥1,554,908 ($234,888) based on the stock closing price of $1.06 on the same day.

RECON TECHNOLOGY, LTD

NOtes to THE consolidated financial statements

Appropriated Retained Earnings - According to the Memorandum and Articles of Association, the Company is required to transfer a certain portion of its net profit, as determined under PRC accounting regulations, from current net income to the statutory reserve fund. In accordance with the PRC Company Law, companies are required to transfer 10% of their profit after tax, as determined in accordance with PRC accounting standards and regulations, to the statutory reserves until such reserves reach 50% of the registered capital or paid-in capital of the companies. As of June 30, 2017 and 2018, the balance of total statutory reserves was ¥4,148,929 and ¥4,148,929 ($626,745), respectively.

NOTE 17. STOCK-BASED COMPENSATION

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

The following is a summary of the stock options activity:

Stock Options	Shares	Weighted Average Exercise Price Per Share
Outstanding as of June 30, 2016	815,600	$3.04
Granted	-	-
Forfeited	-	-
Exercised	-	-
Outstanding as of June 30, 2017	815,600	$3.04
Granted	-	-
Forfeited	-	-
Exercised	-	-
Outstanding as of June 30, 2018	815,600	$3.04

The following is a summary of the status of options outstanding and exercisable at June 30, 2018:

Outstanding Options			Exercisable Options
Average Exercise Price	Number	Average Remaining Contractual life (Years)	Average Exercise Price	Number	Average Remaining Contractual life (Years)
$6.00	193,000	1.08	$6.00	193,000	1.08
$2.96	222,600	3.74	$2.96	222,600	3.74
$1.65	400,000	6.59	$1.65	400,000	6.59
	815,600

The Share-based compensation expense recorded for stock options granted were ¥2,096,162, ¥2,039,446 and ¥840,286 ($126,935) for the years ended June 30, 2016, 2017 and 2018, respectively. No unrecognized share-based compensation for stock options as of June 30, 2018.

Restricted Shares to senior manager

As of June 30, 2018, the Company has granted restricted ordinary shares to senior management as follows:

RECON TECHNOLOGY, LTD

NOtes to THE consolidated financial statements

On January 31, 2015, the Company granted 150,000 restricted shares to the CEO and 150,000 restricted shares to the CTO at an aggregate value of $495,000, based on the stock closing price of $1.65 at January 31, 2015. These restricted shares will vest over three years with one third of the shares vesting every year from the grant date. All granted shares under this plan are fully vested on January 31, 2018.

On October 18, 2015, the Company granted 800,000 restricted shares to its employees and non-employee director as compensation cost for awards. The fair value of the restricted shares was $704,000 based on the closing stock price $0.88 at October 18, 2015. These restricted shares will vest over three years with one third of the shares vesting every year from the grant date. As of June 30, 2017, 19,000 shares were forfeited and went back to the incentive pool due to some staffs’ resignation and 520,667 shares were vested. 260,332 shares under this plan will not be vested until October 18, 2018.

On July 27, 2016, the Company granted 876,000 restricted shares to its employees and non-employee director as compensation cost for awards. The fair value of the restricted shares was $963,600 based on the closing stock price $1.10 at July 27, 2016. The Company also re-granted the previously forfeited 19,000 to its employees. These restricted shares will vest over three years with one third of the shares vesting every year from the grant date. The first one third with 298,333 shares was vested on July 27, 2017. 596,667 shares will not be vested until July 27, 2018 and 2019, respectively.

On December 9, 2016, the Company approved management's new plan based on future performance for the three fiscal years from 2017 to 2019. The Company also agreed on front-issuing of shares based on the optimism situation, thus non-vested 3.01 million shares were issued to management on January 23 2017. The fair value of the restricted shares was $4,063,500 based on the closing stock price $1.35 at December 9, 2016. 800,000 shares was vested during the year ended June 30, 2018 based on the financial results for the year ended June 30, 2017. Prior to the filing of the annual report for the years ending June 30, 2018 and 2019, the remaining shares of 2,210,000 under this plan may not be sold, transferred, hypothecated, voted or otherwise used for any purpose, and any shares that are not earned as stated above will be automatically cancelled without payment by the transfer agent of the Company.

On October 13, 2017, the Company granted 900,000 restricted shares to its employees as compensation cost for awards. The fair value of the restricted shares was $919,800 based on the closing stock price $1.02 at October 13, 2017. These restricted shares will vest over three years with one third of the shares vesting every year from the grant date. The above-mentioned shares will not vested until October 13, 2018, 2019 and 2020, respectively.

508,909 and 1,563,667 restricted shares were issued and outstanding for the year ended June 30, 2017 and 2018, respectively, for all the plans mentioned above.

The share-based compensation expense recorded for restricted shares issued for management were ¥3,595,146, ¥12,904,723 and ¥14,621,838 ($2,208,804) for the years ended June 30, 2016, 2017 and 2018, respectively. The total unrecognized share-based compensation expense of restricted shares issued for management as of June 30, 2018 was approximately ¥18.57 million ($2.80 million), which is expected to be recognized over a weighted average period of approximately 1.31 years.

Restricted Shares for service

For the year ended June 30, 2018, the Company has granted restricted ordinary shares to consultants as follows:

On July 27, 2016, the Company approved the grant of 250,000 restricted shares with a value of $275,000 based on the closing stock price of $1.10 on July 27, 2016 to designees of an independent consulting firm as compensation for advisory services. The vesting period of these shares was one year from the date of contract. 250,000 shares were issued under this plan on October 27, 2016.

On November 10, 2016, the Company approved the grant of 330,000 restricted shares with a value of $300,993 based on the closing stock price of $0.9121 on November 10, 2016 to a company as payment for development of software and models. The vesting period of these shares was three-month from the date of contract. Those restricted shares were issued on January 23, 2017.

On March 31, 2017, the Company approved the grant of 200,000 restricted shares with a value of $256,020 based on the closing stock price of $1.2801 on March 31, 2017 to designees of an independent consulting firm as payment for accounting management and consulting service. The vesting period of these shares was two-year from the date of contract. 125,000 restricted shares were vested and 100,000 shares were issued under this plan on November 17, 2017.

RECON TECHNOLOGY, LTD

NOtes to THE consolidated financial statements

On April 5, 2017, the Company approved the grant of 300,000 restricted shares with a value of $390,000 based on the closing stock price of $1.30 on April 5, 2017 to a company as payment for promotion PR/IR service. The vesting period of these shares was one year from the date of contract. 300,000 restricted shares were vested and no shares were issued as of date of this report.

On April 24, 2017, the Company approved the grant of 500,000 restricted shares with a value of $555,050 to a company to prepare research report for online gas selling platform. The fair value of those restricted shares was based on the closing stock price of $1.101 on June 15, 2017 when the service was fully rendered to the Company. All granted shares under this plan are fully vested by June 15, 2017 and issued on November 17, 2017.

The Share-based compensation expense recorded for restricted shares issued for service were ¥2,287,415, ¥8,399,240 and ¥3,050,896 ($460,874) for the years ended June 30, 2016, 2017 and 2018, respectively. The total unrecognized share-based compensation expense of restricted shares issued for service as of June 30, 2018 was approximately ¥0.66 million ($0.10 million), which is expected to be recognized over a weighted average period of approximately 0.75 years.

Following is a summary of the restricted shares granted:

Restricted stock grants	Shares
Non-vested as of June 30, 2016	1,076,788
Granted	5,466,000
Vested	(1,617,121)
Non-vested as of June 30, 2017	4,925,667
Granted	900,000
Vested	(1,783,667)
Non-vested as of June 30, 2018	4,042,000

The following is a summary of the status of restricted stock at June 30, 2018:

Outstanding Restricted Shares
Fair Value per Share	Number	Average Remaining Amortization Period (Years)
$0.88	260,333	0.30
$1.10	596,667	1.07
$1.02	900,000	2.29
$1.35	2,210,000	1.00
$1.28	75,000	0.75
	4,042,000

NOTE 18. INCOME TAX

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

Loss before provision for income taxes consisted of:

	June 30, 2016	June 30, 2017	June 30, 2018	June 30, 2018
	RMB	RMB	RMB	U.S. Dollars
Outside China areas	¥(14,257,066)	¥(28,079,918)	¥(21,599,806)	$(3,262,908)
China	(26,079,666)	(2,815,983)	(23,759,198)	(3,589,113)
Total	¥(40,336,732)	¥(30,895,901)	¥(45,359,004)	$(6,852,021)

RECON TECHNOLOGY, LTD

NOtes to THE consolidated financial statements

Deferred tax asset, net is comprised of the following:

	June 30, 2017	June 30, 2018	June 30, 2018
	RMB	RMB	U.S. Dollars
Allowance for doubtful receivables	¥925,907	¥703,545	$106,279
Loss from investment in unconsolidated entity	-	605,660	91,492
Net operating loss carryforwards	3,425,411	6,911,270	1,044,030
Less: Valuation allowance	(4,351,318)	(8,220,475)	(1,241,801)
Deferred income tax assets, net	¥-	¥-	$-

Following is a reconciliation of income tax expense at the effective rate to income tax at the calculated statutory rates:

	For the years ended June 30,
	2016	2017	2018	2018
	RMB	RMB	RMB	U.S. Dollars
Income tax benefits calculated at statutory rates	¥(6,230,384)	¥(580,551)	¥(5,679,505)	$(857,957)
Nondeductible expenses and others	1,774,956	93,709	(65,427)	(9,884)
Benefit of favorable rate for high-technology companies	2,492,154	232,221	2,009,486	303,557
Benefit of revenue exempted from enterprise income tax	(43,363)	(19,919)	(55,748)	(8,421)
Change in valuation allowances	3,748,735	602,583	3,869,157	584,482
Tax refund	(1,196,253)	(20,143)	(61,733)	(9,325)
Provision for income tax	¥545,845	¥307,900	¥16,230	$2,452

The Company’s tax expense is comprised of the following:

	For the years ended June 30,
	2016	2017	2018	2018
	RMB	RMB	RMB	U.S. Dollars
Current income tax provision	¥-	¥307,900	¥16,230	$2,452
Adjust over accrued tax of prior years	(1,196,253)	-	-	-
Deferred income taxes provision	1,742,098	-	-	-
Expense for income tax	¥545,845	¥307,900	¥16,230	$2,452

NOTE 19. NON-CONTROLLING INTEREST

Non-controlling interest consisted of the following:

	As of June 30, 2017
		Nanjing
	BHD	Recon	Total	Total
	RMB	RMB	RMB	U.S. Dollars
Paid-in capital	¥1,651,000	¥200,000	¥1,851,000	$273,113
Unappropriated retained earnings	3,152,687	3,491,859	6,644,546	980,395
Accumulated other comprehensive loss	(18,850)	(11,853)	(30,703)	(4,531)
Total non-controlling interest	¥4,784,837	¥3,680,006	¥8,464,843	$1,248,977

	As of June 30, 2018
		Nanjing	Gan Su	Qinghai
	BHD	Recon	BHD	BHD	Total	Total
	RMB	RMB	RMB	RMB	RMB	U.S. Dollars
Paid-in capital	¥1,651,000	¥200,000	¥3,500,000	¥200,000	¥5,551,000	$838,544
Unappropriated retained earnings	3,152,687	3,491,859	(548,899)	(754,014)	5,341,633	806,918
Accumulated other comprehensive loss	(18,850)	(11,853)	-	-	(30,703)	(4,638)
Total non-controlling interest	¥4,784,837	¥3,680,006	¥2,951,101	¥(554,014)	¥10,861,930	$1,640,824

RECON TECHNOLOGY, LTD

NOtes to THE consolidated financial statements

NOTE 20. CONCENTRATIONS

For the year ended June 30, 2016, China National Petroleum Corporation ("CNPC") represented approximately 75% of the Company’s revenue. At June 30, 2016, CNPC accounted for 59% and another customer accounted for 22% of the Company’s trade accounts receivable, net, respectively.

For the year ended June 30, 2017, CNPC represented approximately 72% and another customer represented approximately 10% of the Company’s revenue, respectively. At June 30, 2017, CNPC accounted for 42% and another two customers accounted for 22% and 16% of the Company’s trade accounts receivable, net, respectively.

For the year ended June 30, 2018, CNPC represented approximately 45% and another customer represented approximately 43% of the Company’s revenue, respectively. At June 30, 2018, CNPC accounted for 29% and another two customers accounted for 22% and 14% of the Company’s trade accounts receivable, net, respectively.

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

For the year ended June 30, 2018, two major suppliers accounted for 58% of the company’s total purchases. At June 30, 2018, three suppliers accounted for 60% of the Company’s trade accounts payable.

NOTE 21. COMMITMENTS AND CONTINGENCY

(a)	Office Leases

The Company entered into six non-cancellable operating lease agreements for office spaces and factories. Future payments under such leases are as follows as of June 30, 2018:

Twelve months ending June 30,	RMB	U.S. Dollars
2019	¥2,623,077	$396,247
2020	1,332,923	201,354
Total	¥3,956,000	$597,601

Rent expense for the years ended June 30, 2016, 2017 and 2018 were ¥1,323,170, ¥1,664,128 and ¥2,8596,809 ($432,008), respectively.

(b) Contingency

The Labor Contract Law of the PRC requires employers to assure the liability of severance payments if employees are terminated and have been working for the employers for at least two years prior to January 1, 2008. The employers will be liable for one month of severance pay for each year of the service provided by the employees. As of June 30, 2018, the Company estimated its severance payments of approximately ¥2.0 million ($0.3 million) which has not been reflected in its consolidated financial statements, because management cannot predict what the actual payment, if any, will be in the future.

RECON TECHNOLOGY, LTD

NOtes to THE consolidated financial statements

NOTE 22. RELATED PARTY TRANSACTIONS AND BALANCES

Purchases from related parties – purchases from related parties consisted of the following:

	For the years ended June 30,
	2016	2017	2018	2018
	RMB	RMB	RMB	U.S. Dollars
Huanghua Heng Da Xiang Tong Manufacture Ltd	¥338,862	¥-	¥-	$-
Xiamen Huangsheng Hitek Computer Network Co. Ltd.	588,894	-	-	-
Purchases from related parties	¥927,756	¥-	¥-	$-

Account payable due to related parties - The Company purchased automation products and heating furnaces from Xiamen Huangsheng Hitek Computer Network Co. Ltd (Huangsheng Hitek) and Huanghua Xiang Tong. The ending balance of accounts payable due to Huangsheng Hitek as of June 30, 2017 and 2018 were both nil. On March 18, 2016, the Company terminated its equity investment in Huanghua Xiang Tong and therefore has no related-party relationship with this entity after March 18, 2016.

Leases from related parties - The Company has various agreements for the lease of office space owned by the Founders and their family members. The terms of the agreement state that the Company will continue to lease the property at a monthly rent of ¥140,000 with annual rental expense at ¥1.68 million ($0.25 million). The details of leases from related parties are as below:

			Monthly Rent	Monthly Rent
Lessee	Lessor	Rent Period	RMB	USD
Nanjing Recon	Yin Shenping	April 1, 2018 - March 31, 2020	¥60,000	$9,064
BHD	Chen Guangqiang	January 1, 2018 - December 31, 2018	22,500	3,399
BHD	Mr Chen's family member	January 1, 2018 - December 31, 2018	47,500	7,175
Recon-BJ	Yin Shenping	July 1, 2016 - June 30, 2018	10,000	1,511

Short-term borrowings from related parties - The Company borrowed ¥10,168,008 and ¥9,018,065 ($1,362,287) from the Founders and their family members as of June 30, 2017 and 2018, respectively. For the specific terms and interest rates of the borrowings, see Note 14.

Long-term borrowings from related parties - The Company borrowed ¥nil and ¥9,663,729 ($1,459,822) from the Founder as of June 30, 2017 and 2018, respectively. For the specific terms and interest rates of the borrowings, see Note 15.

Expenses paid by the owner on behalf of Recon – Shareholders of the Company’s VIEs paid certain operating expenses for the Company. As of June 30, 2017, and 2018, ¥3,062,709 and ¥2,767,349 ($418,041) was due to them, respectively. See Note 12.

NOTE 23. Variable Interest Entities

VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision making ability. All VIEs and their subsidiaries with which the Company is involved must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes.

RECON TECHNOLOGY, LTD

NOtes to THE consolidated financial statements

Summary information regarding consolidated VIEs is as follows:

	June 30, 2017	June 30, 2018	June 30, 2018
	RMB	RMB	U.S. Dollars
ASSETS
Current Assets
Cash and cash equivalents	¥3,506,540	¥7,336,672	$1,108,292
Notes receivable	6,112,960	3,995,962	603,638
Trade accounts receivable, net	39,425,911	24,254,007	3,663,858
Purchase advances, net	11,476,000	12,654,546	1,911,621
Other assets	7,450,483	14,281,461	2,157,386
Total current assets	¥67,971,894	¥62,522,648	$9,444,795

Non-current assets	2,757,404	20,966,716	3,167,273
Total Assets	¥70,729,298	¥83,489,364	$12,612,068

LIABILITIES
Trade accounts payable	¥8,352,870	¥8,754,347	$1,322,449
Taxes payable	684,721	278,184	42,023
Other liabilities	16,372,863	14,730,356	2,225,197
Total current liabilities	25,410,454	23,762,887	3,589,669

Non-current liabilities	-	8,943,834	1,351,073
Total Liabilities	¥25,410,454	¥32,706,721	$4,940,742

The financial performance of VIEs reported in the consolidated statement of operations and comprehensive loss for the year ended June 30, 2016 includes revenues of ¥42,728,277, operating expenses of ¥31,590,843, and net loss of ¥25,481,256. The financial performance of VIEs reported in the consolidated statement of operations and comprehensive loss for the year ended June 30, 2017 includes revenues of ¥60,054,462, operating expenses of ¥18,074,743, and net loss of ¥2,757,013. The financial performance of VIEs reported in the consolidated statement of operations and comprehensive loss for the year ended June 30, 2018 includes revenues of ¥84,712,046 ($12,796,768), operating expenses of ¥22,441,733 ($3,390,092), and net loss of ¥22,734,249 ($3,434,280).

NOTE 24. SEGMENT REPORTING

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products. Based on management’s assessment, the Company has determined that it has three operating segments: automation product and software, equipment and accessories and oilfield environmental protection.

The following tables present summary information by segment for the years ended June 30, 2016, 2017 and 2018, respectively:

	For the years ended June 30,
	2016	2017	2018	2018
	RMB	RMB	RMB	U.S. Dollars
Automation product and software	¥26,171,906	¥22,399,066	¥18,989,924	$2,868,655
Equipment and accessories	14,221,914	26,658,094	63,960,425	9,661,988
Oilfield environmental protection	2,334,457	10,997,302	1,761,697	266,125
Total revenue	¥42,728,277	¥60,054,462	¥84,712,046	$12,796,768

RECON TECHNOLOGY, LTD

NOtes to THE consolidated financial statements

All the Company’s revenue was generated from its business operation in China.

	For the years ended June 30, 2018
	Automation product and software	Equipment and accessories	Oilfield environmental protection	Total
	RMB	RMB	RMB	RMB
Revenue	¥18,989,924	¥63,960,425	¥1,761,697	¥84,712,046
Cost of revenue and related tax	17,036,393	62,115,400	1,410,068	80,561,861
Gross profit	¥1,953,531	¥1,845,025	¥351,629	¥4,150,185
Depreciation and amortization	¥48,127	¥1,044,079	¥26,843	¥1,119,049
Total capital expenditures	¥100,327	¥1,403,083	¥10,519,072	¥12,022,482

	For the years ended June 30, 2017
	Automation product and software	Equipment and accessories	Oilfield environmental protection	Total
	RMB	RMB	RMB	RMB
Revenue	¥22,399,066	¥26,658,094	¥10,997,302	¥60,054,462
Cost of revenue and related tax	12,593,429	22,023,851	9,473,680	44,090,960
Gross profit	¥9,805,637	¥4,634,243	¥1,523,622	¥15,963,502
Depreciation and amortization	¥39,846	¥816,889	¥-	¥856,735
Total capital expenditures	¥75,809	¥562,310	¥-	¥638,119

	For the years ended June 30, 2016
	Automation product and software	Equipment and accessories	Oilfield environmental protection	Total
	RMB	RMB	RMB	RMB
Revenue	¥26,171,906	¥14,221,914	¥2,334,457	¥42,728,277
Cost of revenue and related tax	20,548,568	13,126,589	1,806,237	35,481,394
Gross profit	¥5,623,338	¥1,095,325	¥528,220	¥7,246,883
Depreciation and amortization	¥67,091	¥887,992	¥-	¥955,083
Total capital expenditures	¥6,477	¥174,598	¥-	¥181,075

	June 30, 2017	June 30, 2018	June 30, 2018
	RMB	RMB	U.S. Dollars
Total assets:
Automation product and software	¥35,865,376	¥53,284,643	$8,049,284
Equipment and accessories	35,289,669	40,365,472	6,097,688
Oilfield environmental protection	-	28,157,402	4,253,512
Total Assets	¥71,155,045	¥121,807,517	$18,400,484

RECON TECHNOLOGY, LTD

NOtes to THE consolidated financial statements

NOTE 25. SUBSEQUENT EVENTS

On August 27, 2018, the board of the Company approved the issuance of 25,000 restricted shares to Ascent Investor Relations LLC (“Ascent”). The Company entered into an investor relations letter agreement on August 1, 2018, pursuant to which Ascent agrees to provide certain consulting services to the Company (the “IR Agreement”). Fair value of the shares granted is $1.28 per share based on the closing price of the resolution of the board on August 27, 2018 with a vesting period of a year from the date of the agreement. Fair value of these shares is $32,000.

On August 27, 2018, the board of the company approved a grant of 1,956,000 restricted stock units (the “RSUs”) to certain employees and directors under the Company’s 2015 Equity Incentive Plan (the “Plan”) according to a vesting schedule as a reward and compensation to encourage as an incentive for their future dedication to the Company. Fair value of these RSUs are $2,503,680 based on the closing price of the resolution of the board on August 27, 2018, with a vesting period of three years from the date of the grant.

