Form 20-F
period 2019-06-30
Recon Technology, Ltd
filed 2019-10-01
CIK 1442620

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2019

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

Liu Jia, Chief Financial Officer
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 21,799,300 Ordinary Shares.

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

A. Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of operations data for the three years ended June 30, 2017, 2018 and 2019 and the consolidated balance sheet data as of June 30, 2018 and 2019 have been derived from our audited consolidated financial statements set forth in “Item 18 – Financial Statements”. The selected consolidated balance sheet data for the year ended June 30, 2016 have been derived from our audited consolidated balance sheet as of June 30, 2016, which is not included in this annual report. The selected consolidated statements of operations data for the year ended June 30, 2015 and the selected consolidated balance sheet data as of June 30, 2015 have been derived from our audited consolidated financial statements for the years ended June 30, 2015, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with Generally Accepted Accounting Principles in the United States of America, or U.S. GAAP.

(All amounts in thousands of Renminbi, except Dividend per share in U.S. dollars and Shares outstanding)

Statement of operations data:

	For the years ended June 30,
	2019	2018	2017	2016	2015
	RMB¥	RMB¥	RMB¥	RMB¥	RMB¥
Revenues	102,384,327	84,712,046	60,054,462	42,728,277	51,512,900
(Loss) from operations	(24,243,574)	(40,924,896)	(30,611,484)	(39,911,129)	(35,516,233)
Net loss	(25,355,905)	(44,072,321)	(31,445,147)	(40,882,577)	(31,456,388)

Earnings (loss) per share
-Basic	(1.30)	(3.84)	(4.90)	(7.23)	(6.45)
-Diluted	(1.30)	(3.84)	(4.90)	(7.23)	(6.45)

Weighted average number of ordinary shares used in computation
-Basic	19,544,164	11,483,464	6,417,305	5,653,149	4,876,504
-Diluted	19,544,164	11,483,464	6,417,305	5,653,149	4,876,504

Balance sheet data:

	2019	2018	2017	2016	2015
	RMB¥	RMB¥	RMB¥	RMB¥	RMB¥
Current assets	97,824,268	100,834,569	68,387,075	74,322,220	124,512,236
Total assets	156,981,554	121,807,517	71,155,045	79,450,314	134,348,887
Current liabilities	42,084,370	25,991,921	29,445,757	29,850,518	52,080,043
Total liabilities	50,280,574	34,935,755	29,445,757	29,850,518	52,080,043
Total stockholders’ equity (net assets)	95,615,551	76,009,832	33,244,445	41,376,299	74,045,347
Shares outstanding	21,799,300	18,380,349	9,902,914	5,804,005	5,427,946

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

Our customers are companies engaged in the petroleum industry and the greater energy industry, and, consequently, our financial performance is dependent upon the economic conditions of those industries.

We have derived most of our revenues to date from providing integrated automation services to Chinese petroleum companies at oilfields within China and other energy industry companies in China. Our customers’ success is intrinsically linked to economic conditions in China and in the petroleum and energy industries in general and the volatility of prices of crude oil, refined oil products and coal chemical products in particular. Each of the petroleum industry and energy industry is subject to intense competitive pressures and is affected by overall economic conditions. Demand for our services could be harmed by volatility in those industries. There can be no assurance that we will be able to continue our historical revenue growth or sustain our profitability on a quarterly or annual basis or that our results of operations will not be adversely affected by continuing or future volatility in those industries.

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

We provide products and services to CNPC under a series of agreements, each of which is terminable without notice. We first began to provide services to CNPC in 2000. CNPC accounted for approximately 39%, 45%, and 72% of our revenues in the fiscal years ended June 30, 2019, 2018 and 2017, respectively, and any termination of our business relationships with CNPC would materially harm our operations.

In the fiscal year ended June 30, 2019, we had established a solid relationship with Shenhua Group Corporation Limited (“Shenhua Group”) and revenue from it in the fiscal year 2019 accounted for approximately 24% of our revenue. Any termination of our business relationships with CNPC, Shenhua Group or any other major client would materially harm our operations.

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

Recon Technology, Ltd (the “Company”), Recon Technology Co., Limited (“Recon HK”), Recon Investment Ltd. (“Recon IN”) and Recon Hengda Technology (Beijing) Co., Ltd. (“Recon-BJ”) are considered foreign persons or foreign invested enterprises under PRC law. As a result, the Company, Recon-HK, Recon-IN and Recon-BJ are subject to PRC law limitations on foreign ownership of domestic companies. Although the primary business of the Domestic Companies falls within a category in which foreign investment is currently encouraged, the uncertainty of PRC regulations and governmental policies affecting foreign ownership may result in the Company being required to hold (or, conversely, being prohibited from holding), directly or indirectly, a given percentage of the Domestic Companies’ equity interests. Our contractual arrangements with the Domestic Companies and their shareholders, which allow us to substantially control the Domestic Companies through Recon-BJ, are governed by Chinese law. We cannot assure you, however, that we will be able to enforce these contracts. If we are unable to enforce these contracts, we could be required to deconsolidate such Domestic Company from our financial results.

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

In the PRC, foreign invested enterprises are forbidden or restricted to engage in certain specified businesses or industries which are sensitive to the economy. The Chinese government periodically revises its list of encouraged, permitted, restricted, and forbidden industries. As we intend to centralize our management and operation in the PRC without being restricted to conduct certain business activities which are important for our current or future business but are restricted or might be restricted in the future, we believe the agreements between Recon-BJ and the Domestic Companies will be essential for our business operation. In order for Recon-BJ to manage and operate our business through the Domestic Companies in the PRC, these agreements were entered into under which almost all the business activities of the Domestic Companies are managed and operated by Recon-BJ and almost all economic benefits and risks arising from the business of the Domestic Companies are transferred to Recon-BJ.

Risks are associated with our operations under the agreements with the Domestic Companies. If the PRC government determines that these agreements used to control the Domestic Companies are unenforceable as they circumvent the PRC restrictions relating to foreign investment restrictions, the relevant regulatory authorities would have broad discretion in dealing with such breach, including:

•	imposing economic penalties;
•	discontinuing or restricting our operations;
•	imposing conditions or requirements in respect of the agreements with the Domestic Companies with which we may not be able to comply;
•	requiring us to restructure the relevant ownership structure or operations;
•	taking other regulatory or enforcement actions that could adversely affect our business; and

•	revoking the business license and/or the licenses or certificates of Recon-BJ, and/or voiding the agreements.

Any of these actions could have a material adverse impact on our business, future operating prospects, financial condition and results of operations.

Our contractual arrangements with the Domestic Companies and their respective shareholders may not be as effective in providing control over these entities as direct ownership.

We have no equity ownership interest in the Domestic Companies and rely on contractual arrangements to control and operate such businesses. These contractual arrangements may not be as effective in providing control over the Domestic Companies as direct ownership. For example, BHD could fail to take actions required for our business or fail to pay dividends to Recon-BJ despite its contractual obligation to do so. If the Domestic Companies fail to perform under their agreements with us, we may have to rely on legal remedies under PRC law, which may not be effective. In addition, we cannot assure you that any of the Domestic Companies’ shareholders would always act in our best interests.

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

As Circular 37 is newly-issued, it is unclear how these regulations will be interpreted and implemented. In addition, different local SAFE branches may have different views and procedures as to the interpretation and implementation of the SAFE regulations, and it may be difficult for our ultimate shareholders or beneficial owners who are PRC residents to provide sufficient supporting documents required by the SAFE or to complete the required registration with the SAFE in a timely manner, or at all. Any failure by any of our shareholders who is a PRC resident, or is controlled by a PRC resident, to comply with relevant requirements under these regulations could subject us to fines or sanctions imposed by the PRC government, including restrictions on Recon-BJ’s ability to pay dividends or make distributions to us and on our ability to increase our investment in the Recon-BJ.

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

As a result of our corporate structure and contractual arrangements between Recon-BJ and the Domestic Companies, we are effectively subject to several PRC taxes on both revenues generated by Recon-BJ’s operations in China and revenues derived from Recon-BJ’s contractual arrangements with the Domestic Companies. Moreover, we would be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between Recon-BJ and the Domestic Companies were not on an arm’s length basis and therefore constitute a favorable transfer pricing. As a result, the PRC tax authorities could request that we adjust our taxable income upward for PRC tax purposes. If the PRC tax authorities took such action, such authorities would be able to establish in its sole discretion the amount of tax payable by Recon-BJ, so we cannot predict the effect of such action on our company other than the likely effect that our profits would decrease. Such a pricing adjustment could adversely affect us by:

•	increasing our tax expenses, which could subject Recon-BJ to late payment fees and other penalties for under-payment of taxes; and/or

•	resulting in Recon-BJ’s loss of preferential tax treatment.

The principal shareholders of the Domestic Companies have potential conflicts of interest with us, which may adversely affect our business.

Yin Shenping, our Chief Executive Officer, and Chen Guangqiang, our Chief Technology Officer, are significant shareholders in our company. They are also the principal shareholders of each of the Domestic Companies and collectively control the Domestic Companies. Conflicts of interests between their duties to our company and the respective Domestic Companies may arise. For example, Mr. Yin and Mr. Chen could cause a Domestic Company to fail to take actions that are in the best interests of our Company or to fail to pay dividends to Recon-BJ despite its contractual obligation to do so if making such payment would harm the Domestic Company.

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

Any deterioration of the relationship between Recon-BJ and the Domestic Companies could materially and adversely affect the overall business operation of our company.

Our relationship with our Domestic Companies is governed by their agreements with Recon-BJ, which are intended to provide us, through our indirect ownership of Recon-BJ, with effective control over the business operations of our Domestic Companies. However, these agreements may not be effective in providing control over the applications for and maintenance of the licenses required for our business operations. Our Domestic Companies could violate these agreements, go bankrupt, suffer from difficulties in its business or otherwise become unable to perform its obligations under these agreements and, as a result, our operations, reputation, business and stock price could be severely harmed.

If Recon-BJ exercises its purchase option of the Domestic Companies’ equity pursuant to the Exclusive Equity Interest Purchase Agreement, payment of the purchase price could materially and adversely affect our financial position.

Under the Exclusive Equity Interest Purchase Agreement, Recon-BJ holds an option to purchase all or a portion of the equity of the Domestic Companies at a price, based on the capital paid in by the Domestic Company shareholders. If applicable PRC laws and regulations require an appraisal of the equity interest or provide other restriction on the purchase price, the purchase price shall be the lowest price permitted under the applicable PRC laws and regulations. As the Domestic Companies are already contractually controlled affiliates to our company, Recon-BJ’s purchase of the Domestic Companies’ equity would not bring immediate benefits to our company and the exercise of the option and payment of the purchase prices could adversely affect our financial position and available working capital.

Our classified board structure may prevent a change in our control.

Our board of directors is divided into three classes of directors. The current terms of the directors expire in 2019, 2020 and 2021. Directors of each class are chosen for three-year terms upon the expiration of their current terms, and each year one class of directors is elected by the shareholders. The staggered terms of our directors may reduce the possibility of a tender offer or an attempt at a change in control, even though a tender offer or change in control might be in the best interest of our shareholders.

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

We conduct substantially all of our business through our operating subsidiary in the PRC, Recon-BJ, which is a wholly foreign owned enterprise in China. Recon-BJ is generally subject to laws and regulations applicable to foreign invested enterprises in China and intellectual property protections. The PRC legal system is based on written statutes, and prior court decisions may be cited for reference but have limited precedential value. Since the late 1970s, a series of new PRC laws and regulations have significantly enhanced the protections afforded to intellectual property rights and various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to you and us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

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

Our PRC subsidiary and affiliates are subject to PRC rules and regulations on currency conversion. In the PRC, the State Administration for Foreign Exchange (“SAFE”) regulates the conversion of the RMB into foreign currencies. Currently, foreign investment enterprises (“FIEs”) are required to apply to SAFE for “Foreign Exchange Registration Certificate for FIEs.” Recon-BJ is an FIE. With such registration certifications (which need to be renewed annually), FIEs are allowed to open foreign currency accounts including the “recurrent account” and the “capital account.” Currently, conversion within the scope of the “recurrent account” can be effected without requiring the approval of SAFE. However, conversion of currency in the “capital account” (e.g. for capital items such as direct investments, loans, securities, etc.) still requires the approval of SAFE. Accordingly, compliance with SAFE requirements may limit how we are able to use our funds, in ways that we would not be limited if we operated in countries other than China.

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

PRC regulations relating to the establishment of offshore special purpose vehicles by PRC residents, if applied to us, may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or to inject capital into Recon-HK, Recon-IN and Recon-BJ, limit Recon-HK’s, Recon-IN’s and Recon-BJ’s ability to distribute profits to us or otherwise materially adversely affect us.

On October 21, 2005, SAFE issued a public notice, the Notice on Relevant Issues in the Foreign Exchange Control over Financing and Return Investment Through Special Purpose Companies by Residents Inside China, or the SAFE notice, which requires PRC residents, including both legal persons and natural persons, to register with the competent local SAFE branch before establishing or controlling any company outside of China, referred to as an “offshore special purpose company,” for the purpose of overseas equity financing involving onshore assets or equity interests held by them. In addition, any PRC resident that is the shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China. Moreover, if the offshore special purpose company was established and owned the onshore assets or equity interests before November 1, 2005, a retroactive SAFE registration is required to have been completed before March 31, 2006. If any PRC shareholder of any offshore special purpose company fails to make the required SAFE registration and amendment, the PRC subsidiaries of that offshore special purpose company (Recon-HK, Recon-IN and Recon-BJ for our company) may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the offshore special purpose company. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

Due to lack of official interpretation, some of the terms and provisions in the SAFE notice remain unclear and implementation by central SAFE and local SAFE branches of the SAFE notice has been inconsistent since its adoption. Because of uncertainty over how the SAFE notice will be interpreted and implemented, we cannot predict how it will affect our business operations or future strategies. For example, Recon-HK’s, Recon-IN’s, Recon-BJ’s and any prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with the SAFE notice by our company’s PRC resident beneficial holders. In addition, such PRC residents may not always be able to complete the necessary registration procedures required by the SAFE notice. We also have little control over either our present or prospective direct or indirect shareholders or the outcome of such registration procedures. A failure by our PRC resident beneficial holders or future PRC resident shareholders to comply with the SAFE notice, if SAFE requires it, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiary’s ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

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

We have received a notice of delisting from the Nasdaq Capital Market for failure to comply with Nasdaq’s minimum bid price requirement, and our shares may be delisted if we are unable to regain compliance with Nasdaq rules within the applicable grace periods.

On January 15, 2019, we received a notification letter (the “Notice”) from the NASDAQ Capital Market advising us that for 30 consecutive business days preceding the date of the Notice, the bid price of the Company’s ordinary shares had closed below the $1.00 per share minimum required for continued listing on The NASDAQ Capital Market pursuant to the NASDAQ Marketplace Rule 5550(a)(2) (the “Minimum Bid Price Rule”). The Company was provided 180 calendar days, or until July 15, 2019, to regain compliance with the Minimum Bid Price Rule. The Company was unable to regain compliance with the Minimum Bid Price Rule by July 15, 2019. On July 16, 2019, the NASDAQ granted us an additional 180 calendar days, or until January 13, 2020, to regain compliance with the $1.00 per share minimum required for continued listing on The NASDAQ pursuant to the Minimum Bid Price Rule.

There can be no guarantee that we will be able to regain compliance with the continued listing requirement of Nasdaq Marketplace Rule 5550(a)(2). If we do not regain compliance by January 13, 2020, Nasdaq will provide written notification to us that our ordinary shares may be delisted.

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

A. History and Development of the Company

Recon Technology, Ltd (the “Company”) was incorporated under the laws of the Cayman Islands on August 21, 2007 by Mr. Yin Shenping, Mr. Chen Guangqiang and Mr. Li Hongqi (the “Founders”) as a company with limited liability. We provide oilfield specialized equipment, automation systems, tools, chemicals and field services to petroleum companies mainly in the People’s Republic of China (the “PRC”). The Company’s wholly owned subsidiary, Recon Technology Co., Limited (“Recon-HK”) was incorporated on September 6, 2007 in Hong Kong. On November 15, 2007, Recon-HK established one wholly owned subsidiary, Jining Recon Technology Ltd. (“Recon-JN”) under the laws of the PRC, which was later dissolved on April 10, 2019 as part of our previously disclosed organizational restructuring. As of the date of this report, Recon-HK does not own any assets or conduct any operations. On November 19, 2010, the Company established another wholly owned subsidiary, Recon Investment Ltd. (“Recon-IN”) under the laws of HK. On January 18, 2014, Recon-IN established one wholly owned subsidiary, Recon Hengda Technology (Beijing) Co., Ltd. (“Recon-BJ”) under the laws of the PRC. Other than the equity interest in Recon-BJ, Recon-IN does not own any assets or conduct any operations.

We conduct our business through the following PRC legal entities that are consolidated as variable interest entities (“VIEs”) and operate in the Chinese oilfield equipment & service industry and energy industry:

1.	Beijing BHD Petroleum Technology Co., Ltd. (“BHD”), and

2.	Nanjing Recon Technology Co., Ltd. (“Nanjing Recon”).

Chinese laws and regulations currently do not prohibit or restrict foreign ownership in petroleum businesses. However, Chinese laws and regulations do prevent direct foreign investment in certain industries. On January 1, 2008, to protect our shareholders from possible future foreign ownership restrictions, the Founders, who also held the controlling interest of BHD and Nanjing Recon, reorganized the corporate and shareholding structure of these entities by entering into certain exclusive agreements with Recon-JN, which entitled Recon-JN to receive a majority of the residual returns. On May 29, 2009 Recon-JN and BHD and Nanjing Recon entered into an operating agreement to provide full guarantee for the performance of such contracts, agreements or transactions entered into by BHD and Nanjing Recon. As a result of the new agreement, Recon-JN absorbed 100% of the expected losses and received 90% of the expected net income of BHD and Nanjing Recon, which resulted in Recon-JN being the primary beneficiary of these Companies.

Recon-JN also entered into Share Pledge Agreements with the Founders, who pledged all their equity interest in these entities to Recon-JN. The Share Pledge Agreements, which were entered into by each Founder, pledged each of the Founders’ equity interest in BHD and Nanjing Recon as a guarantee for the service payment under the Service Agreement.

The Service Agreement entered into on January 1, 2008, between Recon-JN and BHD and Nanjing Recon, obligated Recon-JN to provide technical consulting services to BHD and Nanjing Recon in exchange for 90% of their annual net income as a service fee.

In addition, Recon-HK entered into Option Agreements to allow Recon-HK to acquire the Founders’ interest in these entities if or when permitted by the PRC laws.

Based on these exclusive agreements, we consolidated BHD and Nanjing Recon as VIEs as required by Accounting Standards Codification (“ASC”) Topic 810, Consolidation because we were the primary beneficiary of the VIEs. Management performed an ongoing reassessment of whether Recon-JN was the primary beneficiary of BHD and Nanjing Recon.

On April 1, 2019, as part of our planned organizational restructuring, Recon-BJ entered into a series of VIE agreements with BHD and Nanjing Recon, respectively, under the same terms and conditions as that of the VIE agreements previously entered into by Recon-JN. As a result, the VIEs were effectively transferred from Recon-JN to Recon-BJ. Accordingly, Recon-BJ bears all the economic risk of losses and receives 90% of the expected profits of BHD and Nanjing Recon, and consequently becomes the primary beneficiary of the VIEs. As part of the plan of reorganization, Recon-JN was dissolved on April 10, 2019.

On August 28, 2000, a founder of the Company purchased a controlling interest in BHD which was organized under the laws of the PRC on June 29, 1999. Through December 15, 2010, the Founders held a 67.5% ownership interest in BHD. From December 16, 2010 to June 30, 2012, Messrs. Yin Shenping and Chen Guangqiang held an 86.24% ownership interest of BHD. From June 30, 2012 to June 30, 2019, Mr. Chen Guangqiang continued to devote his personal patent to BHD and increased his ownership interest of BHD. As of the date of this report, Messrs. Yin Shenping and Chen Guangqiang collectively hold a 91.62% ownership interest of BHD. BHD is combined with the Company through the date of the exclusive agreements, and has been consolidated following January 1, 2008, the date of the agreements based on ASC Topic 810. The Company allocates net income 90% and 100%, respectively, based upon the control agreements. Profits allocated to the minority interest are the remaining amount (10%).

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

On May 23, 2017, Gan Su BHD Environmental Technology Co., Ltd (“Gan Su BHD”) was established by BHD and another investor under the laws of the PRC, with registered capital of ¥50 million. It is focusing on oilfield sewage treatment and oily sludge disposal projects. As of June 30, 2019, BHD had invested a total of ¥9.3 million Gan Su BHD. The paid in capital was ¥15.48 million ($2.31 million) as of June 30, 2019. Based on its revised chapter dated August 11, 2017, BHD owns an interest of 51% of Gan Su BHD.

On October 16, 2017, Qing Hai BHD New Energy Technology Co., Ltd. (“Qinghai BHD”) was established by BHD and a few other investors under the laws of the PRC, with registered capital of ¥50 million. It is focusing on design and production and sales of solar energy heating furnaces. As of June 30, 2019, BHD had invested a total of ¥2.3 million to Qinghai BHD. The paid in capital was ¥4.2 million ($0.63 million) as of June 30, 2019. BHD owns an interest of 55% of Qinghai BHD.

As the energy consumption market opened to private and foreign companies, and online payment technology developed, we began to invest in the downstream of the oil industry. On December 15, 2017, we, through our VIEs, BHD and Nanjing Recon, entered into a subscription agreement with Future Gas Station (Beijing) Technology, Ltd (“FGS”), pursuant to which we acquired an 8% equity interest in FGS. Established in January 2016, FGS is a service company focusing on providing new technical applications and data operations to gas stations and provides solutions to gas stations to improve their operations and their customers’ experience. On August 21, 2018, we entered into an investment agreement and a supplemental agreement (collectively, the “Investment Agreement”) with FGS and the other shareholders of FGS. Pursuant to the Investment Agreement, our ownership interest in FGS shall increase from 8% to 43%, in exchange for our investment in GFS for a total amount of RMB 10 million in cash and the issuance of 2,435,284 restricted ordinary shares to the other shareholders of FGS with certain conditions. As of June 30, 2019, we have invested an aggregate amount of RMB 35,116,707 ($5,113,984) in FGS and issued 2,435,284 restricted shares in total to other shareholders of FGS, and our ownership interest in FGS has increased to 43%.

B. Business Overview

General

Recon Technology, Ltd. (the “Company”, “we”, “us” or “our”) is a provider of hardware, software, and on-site services to companies primarily in the petroleum mining and extraction industry in China (“PRC”). We provide services designed to automate and enhance the extraction of petroleum. To date, we control by contract the PRC companies of Beijing BHD Petroleum Technology Co., Ltd. (“BHD”) and Nanjing Recon Technology Co., Ltd. (“Nanjing Recon”). We refer to BHD and Nanjing Recon collectively as the “Domestic Companies” in this report.

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

Market Background

China is the world’s second-largest consumer of petroleum products, largest importer of petroleum and fourth-largest producer of petroleum. In the last twenty years, China’s demand for oil has more than tripled, while its production of oil has only modestly increased. China became a net importer of petroleum in 1983, and, since then, oil production in China has been focused on meeting the country’s domestic oil consumption requirements. The oil industry in China is dominated by three state-owned holding companies: China National Petroleum Corporation (“CNPC”), China Petroleum and Chemical Corporation (“Sinopec”) and China National Offshore Oil Corporation (“CNOOC”). Foreign companies have also been deeply involved in China’s petroleum industry; however, according to Chinese law, China’s national oil companies still take a majority (or minority) stake in any commercial discovery. As a result, the number of major foreign companies involved in the industry is relatively limited in domestic China.

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

Products and Services

We have historically provided products and services mainly to oil and gas field companies, which focus on the development and production of oil and natural gas. Our products and services described below correlate to the numbered stages of the oilfield production system graphical expression shown below.

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

Beginning in 2017, we began to provide automation services to other companies in the broader energy industry in China and also to provide the following products and services beyond the oilfield production process:

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

We have undertaken projects at the following locations, among others:

CNPC

•	Qinghai Oilfield

•	Tuha Oilfield

•	Daqing Oilfield

•	Jidong Oilfield

•	Sichuan Oilfield

•	Xinjiang Oilfield

•	Huabei Oilfield

•	Jilin Oilfield

•	Changqing Oilfield

We provide products and services to CNPC under a series of agreements, each of which is terminable without advance notice. We first began to provide services to CNPC in 2000. CNPC accounted for approximately 23.94%, 45.10% and 71.89% of our revenues in the fiscal years ended June 30, 2019, 2018 and 2017, respectively, and any termination of our business relationships with CNPC would materially harm our operations.

Shenhua Group

We began to provide equipment to Shenhua Group, which was merged into China Energy with another group company, in 2017.We signed a series of contracts with Shenhua Group and have established what we believe is a solid business relationship with Shenhua.

Our Strengths

•	Safety of products. The automation projects we have conducted have demonstrated that our products are reliable, safe and effective at automating the petroleum extraction process.

•	Efficiency of technology. We believe our technology increases efficiency and profitability for petroleum companies by enabling them to monitor, manage and control petroleum extraction; increase the amount of petroleum extracted and reduce impurities in extracted petroleum.

•	Ability to leverage our knowledge of Chinese business culture. Many of our competitors are based outside of China. As the Domestic Companies are based in China, we are in a unique position to emphasize Chinese culture and business knowledge to obtain new customers and new agreements with existing customers. We believe that many Chinese businesses, including state-owned companies like Shenhua Group and CNPC, would prefer to hire a Chinese company to assist in their business operations if a Chinese company exists with the ability to fulfill their needs on a timely and cost-efficient basis. In addition, our knowledge of Chinese culture allows us to anticipate and adapt to Chinese oilfield management methods. We provide our software solutions in Mandarin for the benefit of our Chinese customers, and all of our customer support is available from Mandarin-fluent personnel.

•	Experienced, successful executive management team. Our executive management team has significant experience and success in the petroleum automation industry. They will be able to draw on their knowledge of the industry and their relationships in the industry.

•	Ability to leverage China’s cost structure. As a Chinese company, we believe we can operate our business more cost-effectively because all of our employees, operations and assets are located in China, resulting in lower labor, development, manufacturing and rent costs than we believe we would incur if we also maintained operations abroad. We expect these costs savings will be reflected in lower costs to our customers for comparable products.

•	Ownership of our intellectual property. Because we own our intellectual property, we are able to avoid licensing fees or contravening licensing agreements.

Our Strategies

Our goal is to help our customers improve their efficiency and profitability by providing them with software and hardware solutions and services to improve their ability to locate productive oil reservoirs, manage the oil extraction process, reduce extraction costs, and enhance recovery from extraction activities. Key elements of our strategies include:

•	Increase our market share in China. We believe that as the Chinese economy and oil industry continue to develop, Chinese petroleum extraction automation companies will compete with international businesses at an increasing rate. Consequently, we believe we will have opportunities to take market share from foreign companies by developing positive business relationships in China’s petroleum mining and extraction industry. We will also use strategic advertisements, predominantly in China’s northeast and northwest, where China’s major oilfields are located, to increase our brand awareness and market penetration. We aim to continue developing new technologies designed to improve petroleum mining and extraction efficiency and profitability for our customers.

•	Develop our own branded products and services and shift our focus away from trading business. Our management believes in the importance of our own branded products and our services, in light of their higher profit margins and their long-term significance in establishing the status of our Company in the oil and gas industry. Moreover, the trading business relies on the major clients’ procurement policies toward agencies, any significant change of which could jeopardize our operating results. Our management therefore believes that in the long run we will need to focus our growth strategy in developing professional services for the oil and gas industry in China.

•	Focus on higher-profit subsection of market. While we plan to continue to provide services to all of our clients, we believe that we may improve our profit margins by focusing a higher portion of our advertising and promotions at those sub-divisions of our industry that have traditionally held the highest profit margins.

•	Offer services to foreign oilfields contracted by Chinese petroleum companies. As Sinopec and CNPC continue to invest in oilfields in other countries, we will focus on offering our services in these new locations based on our success in working with the companies in China.

•	Seek opportunities with foreign companies in China. Even where oilfields in China are partially operated by foreign companies, a significant number of employees will be Chinese and will benefit from our Chinese-language services. We believe our hardware and software solutions would be beneficial to any petroleum company—foreign or domestic—doing business in China and plan to continue marketing to foreign companies entering the Chinese market.

•	Provide services that generate high customer satisfaction levels. Chinese companies in our market are strongly influenced by formal and informal referrals. We believe that we have the opportunity to expand market share by providing high levels of customer satisfaction with our current customers, thereby fostering strong customer referrals to support sales activities.

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

Research and Development

We focus our research and development efforts on improving our development efficiency and the quality of our products and services. As of June 30, 2019, our research and development team consisted of 32 experienced engineers, developers and programmers. In addition, some of our support employees regularly participate in our research and development programs.

In the fiscal years ended June 30, 2019, 2018 and 2017, we spent approximately RMB3.1 million (approximately $0.5 million), 3.2 million (approximately $0.5 million), and 7.6 million (approximately $1.1 million) respectively, on research and development activities.

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

We currently own over 50 patents registered with the PRC State Intellectual Property Office which cover our automated products and heating related equipment for the petroleum industry. Below is a list of our selected patents:

1.	Patent of hot water furnace valid until April 8, 2021;

2.	Patent of efficient gas-liquid separator valid until August 15, 2021;

3.	Patent of efficient oil-gas-water separator valid until October 24, 2021;

4.	Patent of horizontal type furnace valid until December 14, 2022;

5.	Patent of vertical type furnace valid until December 13, 2022;

6.	Patent of vacuum furnace valid until December 14, 2022;

7.	Patent of wireless pressure sensor valid until November 11, 2023;

8.	Patent of wireless start-end module valid until November 11, 2023;

9.	Patent of one-piece skid mount package of heating, separating, buffering and pressurizing valid until June 30, 2024;

10.	Patent of oily sewage treatment equipment valid until July 8, 2025;

11.	Patent of an oil-water well smart wireless pressure transmitter valid until November 17, 2026;

12.	Patent of an oily sewage treatment bio-stimulants and Production Methods valid until July 11,2027; and

13.	Patent of torch specialized for oilfield waste-gas burning valid until July 10, 2028.

We have registered 15 software products with the PRC State Intellectual Property Office. Below is a list of our selected software products:

1.	Recon automated monitoring system version II was published on August 18, 2013 and version I was published on July 30, 2011;

2.	Recon SCADA field monitoring and data acquisition system software version 2.0 was published on August 18, 2003, and version 3.0 was registered and published on April 5, 2008;

3.	Recon RCNAMT version 1 was published on April 27, 2012;

4.	Recon Process Auto version 1 was published on August 25, 2012;

5.	Recon Industrial Process Control system V2.0 was published on August 13, 2013, and V1.0 was published on December 25, 2012; and

6.	Recon Oil and Gas Processing SCADA System V1.0 was published on March 2, 2016.

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

C. Organizational Structure

Below is a chart representing our current corporate structure (as of June 30, 2019):

Recon Technology, Ltd.
(Cayman Islands)
100% ownership
Recon Investment Ltd./Recon-IN
(Hong Kong)
Recon Technology Co., Ltd./Recon-HK
(Hong Kong)
Outside Mainland China
100% ownership
Inside Mainland China
Recon Hengda Technology (Beijing) Co., Ltd./Recon-BJ
(PRC)
VIE Agreements
VIE Agreements
Nanjing Recon Technology Co., Ltd./Nanjing Recon
(PRC)
Beijig BHD Petroleum Technology Co., Ltd./BHD
(PRC)
100% ownership
51% ownership
43% ownership
Huang Hua BHD Petroleum Equipment Manufacturing Co. Ltd./HH BHD
(PRC)
Gan Su BHD Environmental Technology Co. Ltd./Gan Su BHD
(PRC)
75% ownership
Future Gas Station (Beijing) Technology, Ltd./FGS
(PRC)
With ICP
Qing Hai BHD New Energy Technology Co. Ltd./Qing Hai BHD
(PRC)

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

No.	Tenant/Transferee	Address	Rental/Use Term	Space	Usage
1	Recon-BJ	Room 1902, Building C King Long International Mansion, Chaoyang District Beijing, PRC	July 1, 2019 to June 30, 2020	267 square meters	Headquarter office

2	Nanjing Recon	Room 310&311, No. 2 Building, Chu Qiao Cheng, Andemen Street, Yu Hua District, Nanjing City, PRC	April 1, 2018 to March 31, 2020	564.64 square meters	Office

3	BHD	18th Floor, Building C King Long International Mansion, Chaoyang District Beijing, PRC	January 1, 2019 to December 31, 2019	428 square meters	Office

4	BHD	West building, Zhengfu Street, Huo ying, Changping District, PRC	January 1, 2019 to December 31, 2019	420 square meters	Warehouse

5	HH BHD	No. 1767, Yin Bin South Street, Huang Hua Economic Development Zone, He Bei Province, PRC	July 1, 2017 to June 30, 2020	4,624 square meters	Plant

6	Qing Hai BHD	No. 17, Jing Chang Road, Dongchuan industrial park, economic zone, Xi Ning City, Qing Hai province, PRC	September 1, 2018 to August 30, 2019	2,192.42 square meters	Office and Plant

7	Gan Su BHD	North of Dongyun Road and West of Petroleum Management Bureau Wooden Furniture Factory, Old District, Yumen City, Gansu Province, PRC	August 1, 2017 to July 31, 2067	26,235.59 square meters	Land for Plant

Previously, we did not operate any plant. Based on the customers’ recent requirements, we begin to operate plants. HH BHD has rent a plant which includes the equipment. The annual rent is RMB 716,000 (approximately $104,000). It is planned to produce furnaces related products. We began to operate this plant since November 2017.

Gan Su BHD has received a land usage right certificate. The purchase price of the land usage right is RMB 1,322,300 (approximately $193,000). Gan Su BHD’s source of the payment is from investment of BHD. Gan Su BHD began to build a plant on this land since October 2017 and expects to complete the construction by the end of year 2019. The estimated expense of the construction is RMB 40 million (approximately $6 million). The source of the payment is loan from major shareholders and equity financing. It is planned to produce products related to the oily sludge disposal projects of Yumen Oilfield. As of the date of this report, Gan Su BHD has won 4 bids and has been on a test running status.

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

Through Nanjing Recon and BHD, our business is mainly focused on the upstream sectors of the oil and gas industry. From 2018, our business has been expanding to the downstream of the energy industry– the civil and industrial heating furnaces market, electric and coal chemical industry and the energy service management industry. We derive our revenues from the sales and provision of (1) automation products and projects, (2) equipment and installment for heating furnaces and overall energy saving resolution, (3) chemical products and overall resolution for waste water and oily sludge treatment, and (4) related engineering and project services for aforementioned.

•

Nanjing Recon: Nanjing Recon is a high-tech company that specializes in automation services for oilfield companies. It mainly focuses on providing automation solutions to the oil exploration industry, including monitoring wells, automatic metering to the joint station production, process monitor, and a variety of oilfield equipment and control systems. From 2018, Nanjing Recon also provides automation products and services to other segments of the energy industry, such as the new energy industry, electric power and coal chemical industries.

•

BHD: BHD is a high-tech company that specializes in transportation equipment and stimulation productions and services. Possessing proprietary patents and substantial industry experience, BHD has also been expanding services to oilfield waste water and oily sludge treatment, and extended its heating products and resolutions to the civil market by leveraging its advantage on furnace products.

Recent Developments

On January 15, 2019, the Company received a notification letter (the “Notice”) from The NASDAQ Stock Market (“NASDAQ”) advising the Company that for 30 consecutive business days preceding the date of the Notice, the bid price of the Company’s ordinary shares had closed below the $1.00 per share minimum required for continued listing on NASDAQ pursuant to the Minimum Bid Price Rule. The Company was provided 180 calendar days, or until July 15, 2019, to regain compliance with the Minimum Bid Price Rule. The Company was unable to regain compliance with the Minimum Bid Price Rule by July 15, 2019. The NASDAQ determination to grant the second compliance period was based on the Company’s meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on NASDAQ, with the exception of the bid price requirement, and the Company’s written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary. On July 16, 2019, NASDAQ granted the Company an additional 180 calendar days, or until January 13, 2020, to regain compliance with the $1.00 per share minimum required for continued listing on The NASDAQ Capital Market pursuant to NASDAQ Marketplace Rule 5550(a)(2) (the “Minimum Bid Price Rule”). On July 16, 2019, The NASDAQ Stock Market (“NASDAQ”) granted Recon Technology, Ltd (the “Company”) an additional 180 calendar days, or until January 13, 2020, to regain compliance with the $1.00 per share minimum required for continued listing on The NASDAQ Capital Market pursuant to NASDAQ Marketplace Rule 5550(a)(2) (the “Minimum Bid Price Rule”).

On August 21, 2018, the Company entered into a definitive investment agreement and a supplemental agreement (collectively, the “Agreement”) with Future Gas Station (Beijing) Technology, Ltd (“FGS”) and the other shareholders of FGS. Following full performance under the Agreement, the Company will own 43% of FGS. As consideration for increasing its affiliates’ interest in FGS from 8% to 43%, Recon shall (1) pay a total of RMB 10 million in cash to FGS and (2) issue 2,435,284 restricted ordinary shares of Recon (the “Restricted Shares”) to the other shareholders of FGS within 30 days after FGS finalizes recording Recon’s corresponding interest at the local governmental agency. If FGS does not reach certain performance goals, Recon has the right to cancel without further payment part or all of the Restricted Shares. The Restricted Shares are also subject to lock-up period requirements that vary for each FGS shareholder, from one year to three years following the issuance of the Restricted Shares. As of the date of this report, FGS finalized recording Recon’s corresponding interest at the local governmental agency, and Recon issued 2,435,284 Restricted Shares in total to the other shareholders of FGS. Recon has invested RMB3.6 million in cash to FGS as of the date of this report under this agreement and has the obligation to pay the remaining RMB 6.4 million according to the agreement. On September 24, 2019, the Company agreed to extend the agreement for six more months as negotiated with FGS to ensure the founding team can better meet its obligations under the agreement.

Recent Industry Developments and Business Outlook

Automation Department. As CNPC continuously to increase their capitalized expenditure on exploration and development and we continuously expand our automation products to other energy markets, we believe our SCADA system and assorted products, production managing expert software, and related technical support services will continue to address the needs of the oil well automation system market, for which we believe there will be increasing demand over the short term and strong needs in the long term in oilfield industry, power industry and coal-chemical industry.

Equipment and Accessories. As we entered in the market of the civilian heating furnaces, we believe our resolutions and knowledge in heating equipment will also bring new resource of operation. We have established new subsidiaries, Qing Hai BHD and HH BHD, to focus on these practices.

Oilfield Environmental Protection Business. We have also devoted massive resource into oilfield environmental protection business through Gan Su BHD, and we believe this part will devote into operation and be a supportive branch of our environment business. For the year ended June 30, 2019, we have achieved four disposal agreements with Yumen Oilfield and its affiliates to treat up to 3,000 tons of oily sludge.

New business. As energy consumption market is open to private and foreign companies and the on-line payment technology develops rapidly, we believe there is some opportunity in downstream of oil industry, which is mainly around the scene of consumption in gas station. We invested in FGS in fiscal year 2018 and made additional investment into FGS in August 2018. Online orders of FGS platform is increasing and up to an average level of RMB 7 million per day with only 460 gas stations and earned a net profit from July 2019. We believe this segment will face a chance of strong growth as FGS expands its operation into more provinces in China in the coming months.

Chart: Monthly Gross Merchandise Volume (GMV) of DT APP from year 2018 to date. For September 2019, data is estimated.

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

Also, to diversify our revenue stream and lower risk of concentration, we will continue to seek new opportunities in other industries by leveraging our knowledge of intelligent equipment and the “Internet of things” (IoT).

Trend Information

Other than as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2019 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Consolidation of VIEs

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

Estimates and Assumptions

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in United States of America (“US GAAP”), which requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates are adjusted to reflect actual experience when necessary. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for doubtful accounts related to trade accounts receivable, other receivables and purchase advances, allowance for inventory, the useful lives of property and equipment, valuation allowance for deferred tax assets, impairment assessment for long-lived assets and investment and the fair value of share-based payments. The use of estimates is an integral component of the financial reporting process; actual results could differ from those estimates.

The key assumptions underlying the Company’s accounting for material arrangements and the reasonably likely material effects of resolving any uncertainties on the Company’s allowance for doubtful accounts related to purchase advances. The production of the Company’s products requires custom-made equipment from its suppliers. To ensure that it can secure the required customized equipment, the Company often needs to make full prepayment for its intended purchases. As a standard practice in the petroleum extraction industry, the Company generally must submit a bid in order to secure the sales contract. The bidding process generally takes between one month to one year and the timing depends on the size of the overall project, which timing and size are generally controlled by its client. In order to secure timely purchase delivery and to meet its product delivery schedule, the Company normally prepays for the purchase advances if the Company believes that it is more than likely to win the bid for the sales contract which is accounted as pre-contract costs. After winning the bid and securing the sale contract, the Company normally needs to deliver its products approximately within one week to six months. Based on the Company’s historical experience, the Company generally is able to realize its purchase advances on the customized equipment that it orders. If it subsequently confirms that the Company is unable to secure the planned contracts with a customer after making the advance payments for these planned contracts, the Company evaluates the probable recoverability of the pre-contract cost and charges to expenses when the Company determines that the recovery of such pre-contract cost is improbable.

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

The carrying amounts reported in the consolidated balance sheets for trade accounts receivable, other receivables, purchase advances, trade accounts payable, accrued liabilities, advances from customers, investment payable, short-term bank loan and short-term borrowings approximate fair value because of the immediate or short-term maturity of these financial instruments.

Purchase Advances, net

Purchase advances are the amounts prepaid to suppliers for business activities, such as standard raw materials, supplies and services.  These types of prepayments will be expensed when those products or services have been rendered or consumed.

Contract assets

The Company recognizes an asset from the costs incurred to fulfill a contract when those costs meet all of the following criteria: (i) the costs relate directly to a contract or to an anticipated contract that the Company can specifically identify; (ii) the costs generate or enhance resources of the Company that will be used in satisfying (or in continuing to satisfy) performance obligations in the future; (iii) the costs are expected to be recovered.

-	Pre-Contract Costs - Pre-contract costs are the amounts prepaid to suppliers for purchases of customized equipment in anticipation of obtaining planned contracts for the Company’s hardware and software revenues. If it subsequently confirms that the Company is unable to secure the planned contracts with a customer after making the advance payments for these planed contracts, the Company evaluates the probable recoverability of the pre-contract cost and charges to expenses when the Company determines that the recovery of such pre-contract cost is improbable.

-	Executed Contract Costs - Direct costs, such as material, labor, depreciation and amortization and subcontracting costs and indirect costs allocable to contracts include the costs of contract supervision, tools and equipment, supplies, quality control and inspection, insurance, repairs and maintenance for quality assurance purposes before clients’ initial acceptance. Once products are delivered, installed and debugged for intended use and accepted by a client, which may last from weeks to months (this process is decided by the client’s individual project construction arrangement), the Company records revenue based on the contract or the final clients’ acceptance. Minor costs for repair during the maintenance period after initial acceptance are recorded as cost of goods sold as they are incurred. All other general and administrative costs and selling costs are charged to expenses as incurred. The Company generally ships its products approximately one week to six months after production begins and the timing depends on the size of the overall project.

Revenue Recognition

The Company previously recognized revenue when the following four criteria are met: (1) persuasive evidence of an arrangement, (2) delivery has occurred or services have been provided, (3) the sales price is fixed or determinable, and (4) collectability is reasonably assured. Delivery does not occur until products have been shipped or services have been provided to the customers and the customers have signed a completion and acceptance report, risk of loss has transferred to the customers, customers’ acceptance provisions have lapsed, or the Company has objective evidence that the criteria specified in customers’ acceptance provisions have been satisfied. The sales price is not considered to be fixed or determinable until all contingencies related to the sale have been resolved. With adoption of Accounting Standard Codification (“ASC”) 606, “Revenue from Contracts with Customers”, revenue is recognized when all of the following five steps are met: (i) identify the contract(s) with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; (v) recognize revenue when (or as) each performance obligation is satisfied. The Company applied the new revenue standard from July 1, 2018 and adopted a modified retrospective approach upon the adoption. The core principle underlying the new revenue recognition ASU is that the Company will recognize revenue to represent the transfer of goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when goods or services are provided to a customer.

Adoption of ASC Topic 606, “Revenue from Contracts with Customers”

The Company has completed its assessment of the impact of the new standard and adopted the new standard for all open contracts as of July 1, 2018 using the modified retrospective transition method, and applied the guidance to report new disclosures surrounding the Company’s recognition of revenue. The adoption of the new standard did not have a material impact on the financial position of the Company, the results of its operations or its cash flows as of and for the year ended June 30, 2019, and the Company’s internal controls over financial reporting. There was no cumulative effect of adopting the standard at the date of initial application in retained earnings. The Company’s Revenue Recognition accounting policy has been updated for the new standard. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods or providing services.

Disaggregation of Revenues

Revenues are recognized when control of the promised goods or services are transferred to our customers, in an amount that reflects the considerations the Company expects to be entitled to in exchange for those goods or services.

The following items represent the Company’s revenues disaggregated by revenue source. In accordance with ASC 606-10-50-5, the Company selects categories to present disaggregated revenue that depict how the nature, amount, timing, and uncertainty of revenues and cash flows are affected by exonymic factors and delivery conditions of products and fulfillment of obligations.

The Company’s disaggregation of revenues for the years ended June 30, 2019, 2018 and 2017 is disclosed in Note 26.

Automation Products and Software; Equipment and Accessories

The Company generates revenues primarily through delivery of standard or customized products and equipment, including automation products, furnaces and related accessories. Revenue is recognized when products are delivered, and acceptance reports are signed off by customers.

The sale of automation products or our specialized equipment when combined with services represent a single performance obligation for the development and construction of a single asset. The Company may also provide installation services to clients as there may be such obligation in contracts. The promises to transfer the equipment and installation are not separately identifiable, which is evidencing by the fact that the Company provides a significant services of integrating the goods and services into a single deliverable for which the customer has contracted. For such sales arrangements, the Company recognize revenue using input method, based on the relationship between actual costs incurred compared to the total estimated costs for the contract. Such method is adopted because the Company believes it best depicts the transfer of goods and services to the customer.

Oilfield Environmental Protection Service

The Company provides waste water treatment and oily sludge disposal service to oilfield and chemical industry companies and generates revenue from special equipment, self-developed chemical products and supporting service, transfer and treatment of oily sludge. Revenue is recognized when contract obligations have been performed. For such sales arrangements, the Company recognizes revenue using the input method, based on the relationship between actual costs incurred compared to the total estimated costs for the contract. Such method is adopted because the Company believes it best depicts the transfer of services to the customer.

Arrangements with Multiple Performance Obligations

Contracts with customers may include multiple performance obligations. For such arrangements, the Company will allocate revenues to each performance obligation based on its relative standalone selling price. We generally determine standalone selling prices based on the prices charged to customers or using expected cost-plus margin.

Performance Obligations

Performance obligations include delivery of product and installation of product. The Company recognizes revenue when performance obligations under the terms of a contract with its customer are satisfied. This occurs when the control of the goods and services have been transferred to the customer. Accordingly, revenue for sale of goods is generally recognized upon shipment or delivery depending on the shipping terms of the underlying contract. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods and providing installation services.

Amounts billed to customers for shipping and handling activities to fulfill the Company’s promise to transfer the goods are included in Sales, and costs incurred by the Company for the delivery of goods are classified as Cost of sales in the Consolidated Statements of Operations and Comprehensive Loss. Sales, value added, and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue. The Company generally offers assurance-type warranties for its products. The specific terms and conditions of those warranties vary depending upon the product. The Company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the warranty liability include historical product-failure experience and estimated repair costs for identified matters. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The amount accrued for expected returns and warranty claims was immaterial as of June 30, 2019. The amount of revenue recognized during the twelve months ended June 30, 2019 that was previously included within the deferred revenue and advances from customers balances was ¥122,996 ($17,912) and primarily relates to warranty liabilities and performance obligations that were satisfied in prior periods.

Practical Expedients Elected

Incremental Costs of Obtaining a Contract - The Company has elected the practical expedient permitted in ASC 340-40-25-4, which permits an entity to recognize incremental costs to obtain a contract as an expense when incurred if the amortization period will be less than one year.

Significant Financing Component - The Company has elected the practical expedient permitted in ASC 606-10-32-18, which allows an entity to not adjust the promised amount of consideration for the effects of a significant financing component if a contract has a duration of one year or less. As the Company’s contracts are typically less than one year in length, consideration will not be adjusted. The Company’s contracts include a standard payment term of 90 days to 180 days, consequently there is no significant financing component within contracts.

The following table provides changes to the opening balances of certain current assets accounts resulting from the adoption of the new guidance.

	June 30,	Impact of	July 1, 2018	July 1,
	2018	Adoption	(As adjusted)	2018
	RMB	RMB	RMB	U.S. Dollars
Inventories	¥7,972,115	¥(7,972,115)	¥-	$-
Other receivables	824,709	(824,709)	-	-
Purchase advances	5,334,829	(5,334,829)	-	-
Contract assets	-	14,131,653	14,131,653	2,057,968
Total contract assets	¥14,131,653	¥-	¥14,131,653	$2,057,968

Trade Accounts and Other Receivables, net

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

Recently enacted accounting pronouncements

In August 2018, the Financial Accounting Standards Board (“FASB”) issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement,” to improve the effectiveness of disclosures in the notes to financial statements related to recurring or nonrecurring fair value measurements by removing amounts and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels, and the valuation processes for Level 3 fair value measurements. The new standard requires disclosure of the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The amendments in this update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company expects that the adoption of this ASU will not have a material impact on the Company’s consolidated financial statements.

In October 2018, the FASB issued ASU 2018-17, "Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities". The new standard changes how entities evaluate decision-making fees under the variable interest entity guidance. The new standard is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted in any interim period after issuance. The standard should be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings at the beginning of the period of adoption. The Company expects that the adoption of this ASU will not have a material impact on the Company’s consolidated financial statements.

In November 2018, the FASB issued ASU 2018-19, “Codification Improvements to Topic 326, Financial Instruments-Credit Losses.” ASU 2018-19 clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with Accounting Standard Codification (“ASC”) 842, Leases. The Company expects that the adoption of this ASU will not have a material impact on the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), to increase the transparency and comparability about leases among entities. The new guidance requires lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. It also requires additional disclosures about leasing arrangements. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018, and requires a modified retrospective approach to adoption assuming the Company will remain an emerging growth company at that date. Early adoption is permitted. In September 2017, the FASB issued ASU No. 2017-13, which to clarify effective dates that public business entities and other entities were required to adopt ASC Topic 842 for annual reporting. A public business entity that otherwise would not meet the definition of a public business entity except for a requirement to include or the inclusion of its financial statements or financial information in another entity's filing with the SEC adopting ASC Topic 842 for annual reporting periods beginning after December 15, 2019, and interim reporting periods within annual reporting periods beginning after December 15, 2020. ASU No. 2017-13 also amended that all components of a leveraged lease be recalculated from inception of the lease based on the revised after tax cash flows arising from the change in the tax law, including revised tax rates. The difference between the amounts originally recorded and the recalculated amounts must be included in income of the year in which the tax law is enacted. The Company has not early adopted this update and it will become effective on January 1, 2020. The Company is currently evaluating the impact of this new standard on its financial statements and related disclosures.

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

Year Ended June 30, 2019 Compared to Year Ended June 30, 2018

During the year ended June 30, 2019, we saw a breakthrough of our revenue and an improvement of our operating margins as we continuously try to optimize our business structure. We believe this trend will continue and strengthen our competitiveness in the future.

1)                   To cope with decreased requirements of oilfield companies as oil prices remained at lower levels and to diversify industry risk, we leveraged our technology from the oilfield services sector to the broader energy industry; thus we successfully expanded our automation business to the power energy industry and coal chemical industry, mainly by serving China Energy Investment Corporation (“China Energy”) through the Shenhua Group. As of the end of fiscal year 2019, we have achieved about RMB40.84 million in orders. In addition, we entered into the civilian and general industrial furnaces markets and energy management service market through subsidiaries of BHD.

For the coming year, we expect requirements from oilfield clients to increase as capitalized expenditures of CNPC increase. Also, we expect our orders from Shenhua Group will continue to increase.

2)             To follow the trend of comprehensive utilization of energy, we also expanded our business and technology to the renewable energy market. We introduced more solar technology in our current equipment to make them more efficient and cost beneficial. We also brought our technology and experience to polycrystalline silicon production factories in Xin Jiang Autonomous Region, of which about RMB 14 million contracts have been achieved and completed; and

3)            We completed the main body construction of Gan Su BHD’s comprehensive disposal treatment project and obtained a hazardous waste operating permit issued by the Jiuquan Environmental Protection Bureau in Gansu province. This project has an annual processing capacity of 60,000 tons of oily waste and is currently the only such treatment facility located in Yumen City. As of the date of this report, we have signed several contracts with Yumen Oilfield affiliates to dispose over 2,500 tons of oily sludge, which is not completed and thus not reflected in the operations of fiscal year 2019.

Revenue

	For the Years Ended
	June 30
			Increase /	Percentage
	2018	2019	(Decrease)	Change
Automation product and software	¥18,989,924	¥63,577,177	¥44,587,253	234.8%
Equipment and accessories	63,960,425	23,951,132	(40,009,293)	(62.6)%
Oilfield environmental protection	1,761,697	14,856,018	13,094,321	743.3%
Total revenue	¥84,712,046	¥102,384,327	¥17,672,281	20.9%

Our total revenues for the year ended June 30, 2019 were approximately ¥102.4 million ($14.9 million), an increase of approximately ¥17.7 million ($2.6 million) or 20.9% from ¥84.7 million for the year ended June 30, 2018. The overall increase in revenue was mainly due to the increased revenue from the automation products and software and oilfield environmental protection segments, offset by decreased revenue from equipment and accessories segments.

(1)	Revenue from automation product and software increased by ¥44.6 million ($6.5 million) or 234.8%. The increased revenue was mainly due to the automation business projects from Shenhua Group and automation control system projects for Xinjiang East Hope New Energy Co., Ltd. (“East Hope”), a polysilicon producer in China and a wholly-owned subsidiary of East Hope Group, a large Chinese conglomerate.

(2)	Revenue from equipment and accessories decreased by ¥40.0 million ($5.8 million) or 62.6%. For the year ended June 30, 2018, to occupy the market, we accepted some low-margin contracts, resulting in higher revenue. We didn’t continue this type of temporary business in the same period of fiscal year 2019 and the revenue from furnaces decreased dramatically. We believe this decision will not hurt our business materially as our normal business cycle has been established and margins from furnaces segment increased, even with less revenue. We expect revenue from this segment will rebound in the coming year.

(3)	Revenue from oilfield environmental protection increased by ¥13.1 million ($1.9 million) or 743.3% as requirements of oilfield companies increased and the customers’ demand for environmental protection increased. Revenue from this segment includes sales to our related party, Urumqi Yikeli Automatic Control Equipment Co., Ltd. (“Urumqi Yikeli”) which amounted to ¥3.7 million ($0.5 million) during the year ended June 30, 2019. As required by local market regulatory authorities, only several qualified contractors were allowed to provide waste water treatment business in Xin Jiang area. Urumqi Yikeli is one of those contractors. We provide waste water treatment solutions and chemicals to Urumqi to access the Xin Jiang market. Urumqi Yikeli is a related party to us as one major shareholder of Yikeli is also a minority shareholder of GS BHD.

Cost of revenue

	For the Years Ended
	June 30
			Increase /	Percentage
	2018	2019	(Decrease)	Change
Automation product and software	¥16,943,002	¥49,273,350	¥32,330,348	190.8%
Equipment and accessories	62,010,361	14,948,376	(47,061,985)	(75.9)%
Oilfield environmental protection	1,326,598	7,860,599	6,534,001	492.5%
Business and sales related tax	281,900	436,638	154,738	54.9%
Total cost of revenue	¥80,561,861	¥72,518,963	¥(8,042,898)	(10.0)%

Our cost of revenues decreased from ¥80.6 million for the year ended June 30, 2018 to ¥72.5 million ($10.6 million) for the same period in 2019, a decrease of ¥8.0 million ($1.2 million) or 10.0%. This decrease was mainly caused by a significant decrease in cost of revenue incurred in equipment and accessories.

For the years ended June 30, 2018 and 2019, cost of revenue from automation product and software was approximately ¥17.0 million ($2.5 million) and ¥49.3 million ($7.2 million), respectively, representing an increase of approximately ¥32.3 million ($4.7 million) or 190.8%. The increase in cost of revenue from automation product and software was primarily attributable to increased business of China Energy and East Hope contracts.

For the years ended June 30, 2018 and 2019, cost of revenue from equipment and accessories was approximately ¥62.0 million ($9.1 million) and ¥14.9 million ($2.2 million), respectively, representing a decrease of approximately ¥47.1 million ($6.9 million) or 75.9%. The decrease in cost of revenue from equipment and accessories was primarily attributable to quickly decreased sales of heating related products with low margins to general industry clients.

For the years ended June 30, 2018 and 2019, cost of revenue from oilfield environmental protection was approximately ¥1.3 million ($0.19 million) and ¥7.9 million ($1.1 million), respectively, representing an increase of approximately ¥6.5 million ($1.0 million) or 492.5%. The increase in cost of revenue was mainly due to the increased oily sludge treatment processing projects during the year ended June 30, 2019. We expect this segment will increase in the coming year as our new subsidiary Gan Su BHD enters into operation.

Gross Profit

	For the Years Ended
	June 30
	2018		2019		Increase /	Percentage
	Gross Profit	Margin %	Gross Profit	Margin %	(Decrease)	Change
Automation product and software	¥1,953,531	10.3%	¥14,221,022	22.4%	¥12,267,491	628.0%
Equipment and accessories	1,845,025	2.9%	8,911,504	37.2%	7,066,479	383.0%
Oilfield environmental protection	351,629	20.0%	6,732,838	45.3%	6,381,209	1,814.8%
Total gross profit and margin %	¥4,150,185	4.9%	¥29,865,364	29.2%	¥25,715,179	619.6%

Our gross profit increased to ¥29.9 million ($4.3 million) for the year ended June 30, 2019 from ¥4.2 million for the same period in 2018. Our gross profit as a percentage of revenue increased to 29.2% for the year ended June 30, 2019 from 4.9% for the same period in 2018. As our business shifted from lower margin equipment during transition period to normal operation, our profit margin increased as revenue recovered and percentage of normal business with higher margins increased. As our business improved with industry recovering and enhancement of our cost control, our profit margin improved to normal levels, while the profit margin of last year was lower because we undertook some exploiting business with higher level of resource input leading to a lower profit margin than usual.

For the years ended June 30, 2018 and 2019, gross profit from automation product and software was approximately ¥2.0 million ($0.3 million) and ¥14.2 million ($2.1 million), respectively, representing an increase of approximately ¥12.3 million ($1.8 million) or 628.0%. The increase in gross profit from automation product and software was primarily due to 1) more revenue generated from oilfield automation services projects and East Hope with higher gross margins; and 2) higher percentage of business from China Energy with only simple treatment which resulted in higher margins compared to the same period of last year.

For the years ended June 30, 2018 and 2019, gross profit from equipment and accessories was approximately ¥1.8 million ($0.26 million) and ¥8.9 million, respectively, representing an increase of approximately ¥7.1 million ($1.0 million) or 383.0%, which was mainly contributed to higher percentage of normal profitable equipment sales.

For the years ended June 30, 2018 and 2019, gross profit from oilfield environmental protection was approximately ¥0.4 million ($0.05 million) and ¥6.7 million ($1.0 million), respectively, representing an increase of approximately ¥6.4 million ($0.9 million) or 1,814.8%. The increase in gross profit from oilfield environmental protection was primarily attributable to the increase in revenue, as discussed above.

Operating Expenses

	For the Years Ended
	June 30,
			Increase /	Percentage
	2018	2019	(Decrease)	Change
Selling and distribution expenses	¥8,013,353	¥9,076,266	¥1,062,913	13.3%
% of revenue	9.5%	8.9%	(0.6)%	-
General and administrative expenses	34,687,317	41,288,351	6,601,034	19.0%
% of revenue	40.9%	40.3%	(0.6)%	-
Provision for (reversal of) doubtful accounts	(841,242)	610,776	1,452,018	(172.6)%
% of revenue	(1.0)%	0.6%	1.6%	-
Research and development expenses	3,215,653	3,133,545	(82,108)	(2.6)%
% of revenue	3.8%	3.1%	(0.7)%	-
Operating expenses	¥45,075,081	¥54,108,938	¥9,033,857	20.0%

Selling and Distribution Expenses. Selling and distribution expenses consist primarily of salaries and related expenditures of the Company’s sales and marketing departments, sales commissions, costs of marketing programs including traveling expenses, advertising and trade shows, and rental expense, as well as shipping charges. Selling expenses increased by ¥1.1 million ($0.2 million) for the year ended June 30, 2019 compared to the same period in 2018. This increase was primarily due to an increase in salaries and related expenditures as we expanded our market to new basement layers of China Energy projects and new industries. Selling expenses were 8.9% of total revenues for the year ended June 30, 2019 and 9.5% of total revenues in the same period of 2018.

General and Administrative Expenses. General and administrative expenses consist primarily of costs in human resources, facilities costs, depreciation expenses, professional advisor fees, audit fees, stock-based compensation expense and other miscellaneous expenses incurred in connection with general operations. General and administrative expenses increased by 19.0% or ¥6.6 million ($1.0 million), from ¥34.7 million in the year ended June 30, 2018 to ¥41.3 million ($6.0 million) in the same period of 2019. The increase in general and administrative expenses was mainly due to an increase in stock-based compensation expense and audit fees, while the increase was partially offset by the decrease in investor relationship expenses during the year ended June 30, 2019. General and administrative expenses accounted for 40.3% of total revenues in the year ended June 30, 2019 and 40.9% of total revenues for the same period of last year.

Provision for (reversal of) doubtful accounts. Provision for doubtful accounts is the estimated amount of bad debt that will arise as a result of lower collectability from account receivables, other receivables and purchase advances. We recorded reversal of provision for doubtful accounts of ¥0.8 million for the year ended June 30, 2018 and recorded provision for doubtful accounts of ¥0.6 million ($0.1 million) for the same period in 2019. The increase in provision for doubtful accounts was mainly resulted by the provision made for long outstanding account receivables. Management plans to continue to monitor account receivables to maintain the provision at a lower risk level.

Research and development (“R&D”) expenses. Research and development expenses consist primarily of salaries and related expenditures for research and development projects. Research and development expenses decreased slightly from approximately ¥3.2 million for the year ended June 30, 2018 to ¥3.1 million ($0.5 million) for the same period of 2019. The R&D expenses incurred were relatively stable during the years ended June 30, 2018 and 2019 as the Company was focusing on the transformation of advanced R&D results into projects. The Company expects its R&D will be maintained at current levels in the coming year.

Net Loss

	For the Years Ended
	June 30,
			Increase /	Percentage
	2018	2019	(Decrease)	Change
Loss from operations	¥(40,924,896)	¥(24,243,574)	¥16,681,322	(40.8)%
Other expense, net	(4,434,108)	(1,140,355)	3,293,753	(74.3)%
Loss before income taxes	(45,359,004)	(25,383,929)	19,975,075	(44.0)%
Provision for income taxes	16,230	398,477	382,247	2,355.2%
Net loss	(45,375,234)	(25,782,406)	19,592,828	(43.2)%
Less: Net loss attributable to non-controlling interest	(1,302,913)	(426,501)	876,412	(67.3)%
Net loss attributable to Recon Technology, Ltd	¥(44,072,321)	¥(25,355,905)	¥18,716,416	(42.5)%

Loss from operations. Loss from operations was ¥24.2 million ($3.5 million) for the year ended June 30, 2019, compared to a loss of ¥40.9 million for the same period of 2018. This ¥16.7 million ($2.4 million) decrease in loss from operations was primarily due to an increase in gross profit, partially offset by an increase in general and administrative expenses and selling and distribution expenses as discussed above.

Other expense. Other expense, net was ¥1.1 million ($0.2 million) for the year ended June 30, 2019, compared to other expense, net of ¥4.4 million for the same period of 2018. The ¥3.3 million ($0.5 million) decrease in other expense, net was primarily due to the decreased impairment loss from investment in unconsolidated entity of ¥4.0 million ($0.6 million) and an increase in subsidy income of ¥0.8 million ($0.1 million), the decrease was partially offset by an increase in loss from investment in unconsolidated entity of ¥1.0 million ($0.1 million) and an increase in interests expense of ¥0.7 million ($0.1 million) for the year ended June 30, 2019

Net loss. As a result of the factors described above, net loss was ¥25.4 million ($3.7 million) for the year ended June 30, 2019, a decrease of ¥20.0 million ($2.9 million) from net loss of ¥45.4 million for the same period of 2018.

Year Ended June 30, 2017 Compared to Year Ended June 30, 2018

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

(1)	Revenue from automation product and software decreased by ¥3.4 million or 15.2%, mainly affected by less expenditure on surface projects and postpone production activities by our clients. As of June 30, 2018, we have roughly i) ¥14.3 million contracts on hand for automation business for Shenhua Group and ii) ¥4.49 million contracts of Changqing Oilfield on construction process. We expect these projects to be finished and accepted by our client by the end of calendar year 2018 and should be recorded in our revenue for the coming fiscal year.

(2)	Revenue from equipment and accessories increased by ¥37.3 million or 139.9%, the significant increase was primarily due to increased equipment sales, including furnaces and related accessories in normal chemical and civil furnace markets.

(3)	Revenue from oilfield environmental protection decreased by ¥9.2 million or 84.0%. We devoted a lot of our resources on construction of oily sludge treatment processing projects this year and less waste water projects were done during this period. We expect the oily sludge treatment processing projects to be operational by the end of the calendar year 2018 and to generate annual revenue of more than RMB 50 million, assuming full capacity.

Cost of revenue

	For the Years Ended
	June 30
			Increase /	Percentage
	2017	2018	(Decrease)	Change
Automation product and software	¥12,348,861	¥16,943,002	¥4,594,141	37.2%
Equipment and accessories	21,886,884	62,010,361	40,123,477	183.3%
Oilfield environmental protection	9,417,177	1,326,598	(8,090,579)	(85.9)%
Business and sales related tax	438,038	281,900	(156,138)	(35.6)%
Total cost of revenue	¥44,090,960	¥80,561,861	¥36,470,901	82.7%

Our cost of revenues increased from ¥44.1 million for the year ended June 30, 2017 to ¥80.6 million (approximately $12.2 million) for the same period in 2018, an increase of ¥36.5 million (approximately $5.5 million), or 82.7%. This increase was mainly caused by significant growth in revenue generated from equipment and accessories.

For the years ended June 30, 2017 and 2018, cost of revenue from automation product and software was approximately ¥12.3 million and ¥17.0 million ($2.6 million), respectively, representing an increase of approximately 4.6 million ($0.7 million) or 37.2%. The increase in cost of revenue from automation product and software was primarily attributable to 1) a mass of business of Shenhua Group contracts with lower margins; and 2) some pre-contract costs devoted to Changqing Oilfield projects.

For the years ended June 30, 2017 and 2018, cost of revenue from equipment and accessories was approximately ¥21.9 million and ¥62.0 million ($9.4 million), respectively, representing an increase of approximately ¥40.1 million ($6.1 million) or 183.3%. The increase in cost of revenue from equipment and accessories was primarily attributable to quickly increased sales of heating related products with low margins to general industry clients.

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

For the years ended June 30, 2017 and 2018, gross profit from automation product and software was approximately ¥9.8 million and ¥2.0 million ($0.3 million), respectively, representing a decrease of approximately ¥7.9 million ($1.2 million) or 80.1%. The decrease in gross profit from automation product and software was primarily due to 1) more percentage of business from Shenhua Group with only simple treatment thus with lower margins; and 2) some cost incurred for testing projects.

For the years ended June 30, 2017 and 2018, gross profit from equipment and accessories was approximately ¥4.6 million and ¥1.8 million ($0.3 million), respectively, representing a decrease of approximately ¥2.8 million ($0.4 million) or 60.2%. The decrease in gross profit from equipment and accessories was primarily attributable to the increase in cost of revenue was higher than the increase in revenue, as discussed above. As currently under the new business developing stage, the Company sold a larger number of equipment and accessories with lower margins during the year ended June 30, 2018.

For the years ended June 30, 2017 and 2018, gross profit from oilfield environmental protection was approximately ¥1.5 million and ¥0.4 million ($0.1 million), respectively, representing a decrease of approximately ¥1.2 million ($0.2 million) or 76.9%. The decrease in gross profit from oilfield environmental protection was primarily attributable to the decrease in revenue, as discussed above.

Operating Expenses

	For the Years Ended
	June 30,
			Increase /	Percentage
	2017	2018	(Decrease)	Change
Selling and distribution expenses	¥4,458,218	¥8,013,353	¥3,555,135	79.7%
% of revenue	7.4%	9.5%	2.1%	-
General and administrative expenses	32,751,142	34,687,317	1,936,175	5.9%
% of revenue	54.5%	40.9%	(13.6)%	-
Provision for (net recovery of) doubtful accounts	1,766,286	(841,242)	(2,607,528)	(147.6)%
% of revenue	2.9%	(1.0)%	(3.9)%	-
Research and development expenses	7,599,340	3,215,653	(4,383,687)	(57.7)%
% of revenue	12.7%	3.8%	(8.9)%	-
Operating expenses	¥46,574,986	¥45,075,081	¥(1,499,905)	(3.2)%

Selling and Distribution Expenses. Selling and distribution expenses consist primarily of salaries and related expenditures of the Company’s sales and marketing departments, sales commissions, costs of marketing programs including traveling expenses, advertising and trade shows, and rental expense, as well as shipping charges. Selling expenses increased by ¥3.6 million (approximately $0.5 million) for the year ended June 30, 2018 compared to the same period in 2017. This increase was primarily due to an increase in traveling expense and service and testing fees as we expanded our market to new basement layers of Changqing Oilfield and new industries. Selling expenses were 9.5% of total revenues for the year ended June 30, 2018 and 7.4% of total revenues in the same period of 2017.

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

Other expense. Other expense, net was ¥4.4 million (approximately $0.7 million) for the year ended June 30, 2018, compared to other expense, net of ¥0.3 million for the same period of 2017. The ¥4.1 million (approximately $0.7 million) increase in other expense, net was primarily due to the increased impairment loss from investment in unconsolidated entity of ¥4.0 million (approximately $0.6 million).

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

Liquidity and Capital Resources

As of June 30, 2019, we had cash in the amount of approximately ¥4.5 million ($0.7 million). As of June 30, 2018, we had cash in the amount of approximately ¥45.3 million.

Indebtedness. As of June 30, 2019, except for approximately ¥2.5 million ($0.4 million) of short-term bank loan, ¥1.1 million ($0.2 million) of short-term borrowings from a third party, ¥9.0 million ($1.3 million) of short-term borrowings from a related party, and ¥9.0 million ($1.3 million) of long-term borrowings from a related party, and except that Gan Su BHD has a production line under construction in progress which the main construction of the project has completed, based on the management’s best estimation, the expected completion date will be in December 2019, we did not have any other finance leases or purchase commitments, guarantees or other material contingent liabilities.

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

Capital Resources. To date we have financed our operations primarily through cash flows from operations, short-term and long-term borrowings due to related parties. As of June 30, 2019, we had total assets of ¥157.0 million ($22.9 million), which includes cash of ¥4.5 million ($0.7 million), net accounts receivable due from third parties of ¥72.0 million ($10.5 million), and working capital of ¥55.7 million ($8.1 million). Shareholders' equity amounted to ¥95.6 million ($13.9 million).

Cash from Operating Activities. Net cash used in operating activities was ¥32.2 million ($4.7 million) for the year ended June 30, 2019. This was an increase of approximately ¥12.6 million ($1.8 million) compared to net cash used in operating activities of approximately ¥19.6 million for the year ended June 30, 2018. The increase in net cash used in operating activities for the year ended June 30, 2019 was primarily attributable to the net loss available to the Company in the amount of ¥25.8 million ($3.8 million), and reconciled by restricted shares issued for management resulting in expenses of ¥21.3 million ($3.1 million), and an increase in trade account receivable and other receivables, partly offset by a decrease in inventories, purchase advances and increase in taxes payable.

Cash from Investing Activities. Net cash used in investing activities was approximately ¥13.5 million ($2.0 million) for the year ended June 30, 2019, representing a decrease in cash used in investing activities of approximately ¥4.0 million ($0.6 million) compared to the same period in 2018. This decrease was due to a decrease in the Company’s payments and prepayments for construction in progress.

Cash from Financing Activities. Net cash provided by financing activities amounted to ¥3.5 million ($0.5 million) for the year ended June 30, 2019, as compared to net cash provided by financing activities of ¥76.9 million for the same period in 2018. During the year ended June 30, 2019, we received ¥2.5 million ($0.4 million) in short-term bank loan, repaid ¥5.0 million ($0.7 million) in short-term borrowings to related party, received ¥5.0 million ($0.7 million) in short-term borrowings from a related party and received ¥1.1 million ($0.2 million) in short-term borrowings from one third-party. We also received ¥0.9 million ($0.1 million) capital contribution by a non-controlling shareholder during the year ended June 30, 2019.

Working Capital. Total working capital as of June 30, 2019 amounted to ¥55.7 million ($8.1 million), compared to ¥74.8 million as of June 30, 2018. The decrease in working capital was mainly due to the Company’s use of cash on construction of new product capabilities and equity investment. Total current assets as of June 30, 2019 amounted to ¥97.8 million ($14.2 million), a slight decrease of ¥3.0 million ($0.4 million) compared to approximately ¥100.8 million at June 30, 2018. The decrease in total current assets at June 30, 2019 compared to June 30, 2018 was mainly due to a decrease in cash, purchase advances and inventories, partially offset by an increase in trade account receivable, contract costs and other receivables.

Current liabilities amounted to ¥42.1 million ($6.1 million) at June 30, 2019, in comparison to ¥26.0 million at June 30, 2018. This increase of current liabilities was attributable mainly to an increase in trade accounts payable as a result of the increased purchases for undergoing contracts, as well as increase in investment payable, short-term bank loan and short-term borrowings from a third party.

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

Tabular Disclosure of Contractual Obligations

Below is a table setting forth all our contractual obligations as of June 30, 2019, which consists of our short-term loan agreements, operating lease obligations, loans from a third party and due to related party:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Short-term debt obligations	¥12,591,621	¥12,591,621	¥-	¥-	¥-
Operating lease obligations	1,875,092	1,875,092	-	-	-
Due to related parties	2,290,873	2,290,873	-	-	-
Purchase obligation	864,433	864,433
Long-term debt obligations	8,977,001	780,797	1,709,653	2,041,395	4,445,157
Total	¥26,599,020	¥18,402,815	¥1,709,653	¥2,041,395	¥4,445,157

Safe Harbor

See “SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS.”

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

Executive Officers and Directors

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Position Held
Mr. Yin Shenping	49	Chief Executive Officer and Director
Ms. Liu Jia	36	Chief Financial Officer
Mr. Chen Guangqiang	56	Chief Technology Officer and Director
Mr. Bi Yongquan	41	Director and Chairman
Mr. Zhao Shudong	73	Independent Director
Mr. Nelson N.S. Wong	57	Independent Director (Audit Committee Chair)
Mr. Hu Jijun	54	Independent Director
Mr. Yan Changqing	46	Independent Director

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

Yan Changqing. Mr. Yan has served as our director since January 2018. Mr. Yan has been working in finance area for a long time. From June 2017, Mr. Yan has been the vice president of Shanghai Hualing Investment Co., Ltd. From June 2016 to February 2017, Mr. Yan was the secretary of the board of Ningbo Sunlight Electrical Appliance, Co. Ltd., a public company in China, and also a director of Ningbo Sunlight Electrical Appliance, Co. Ltd. and is a member of its nominating board. From July 2013 to May 2016, Mr. Yan was the capitalization consultant of Beijing Liujianfang Technology, Co., Ltd. From January 2011 to June 2013, Mr. Yan was the vice president of Shanghai Jinyongxin Investment Co., Ltd. Mr. Yan received his bachelor’s degree in science in 1996 and a master of law degree in 1999, both from Peking University. Mr. Yan has the lawyer’s certificate. Mr. Yan was nominated as a director because of his extensive experience in capital market.

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

B. Compensation

The following table shows the annual compensation paid by us to Yin Shenping, our Chief Executive Officer, Liu Jia, our Chief Financial Officer, and Chen Guangqiang, our Chief Technology Officer, for the years ended June 30, 2019, 2018 and 2017. No other employee or officer received more than $100,000 in total compensation in 2019, 2018 and 2017.

Summary Executive Compensation Table

Name and principal position	Year	Salary	Bonus	Option Awards		Restricted Stock Awards		Total

Yin Shenping, Principal Executive Officer	2019	$120,000	$29,125	$—		$129,000	(7)	$278,125
	2018	$120,000	$30,212	$—		$0		$150,212
	2017	$125,590	$7,272	$—		$2,224,575	(1)(2)(4)(5)(6)	$2,357,437
Liu Jia Chief Financial Officer	2019	$80,000	$21,844	$—	(3)	$103,200	(7)	$205,044
	2018	$80,000	$22,659	$—	(3)	$0		$102,659
	2017	$80,000	$4,500	$—	(3)	$478,950	(4)(5)(6)	$563,450
Chen Guangqiang, Chief Technology Officer	2019	$141,844	$29,125	$—		$129,000	(7)	$299969
	2018	$144,472	$30,212	$—		$0		$174,684
	2017	$115,000	$5,272	$—		$2,224,575	(1)(2)(4)(5)(6)	$2,344,847

(1)	On December 13, 2013, the Company granted 95,181 restricted shares to Mr. Yin at an aggregate grant date fair value of $284,591 and 135,181 restricted shares to Mr. Chen at an aggregate grant date fair value of $404,191, based on the stock closing price of $2.99 at December 13, 2013. These restricted shares will vest over three years with one-third of the shares vesting every year from the grant date. These restricted shares granted in fiscal 2014 are not reflected in the Summary Executive Compensation Table.

(2)	On January 31, 2015, the Company granted 150,000 restricted shares to Mr. Yin at an aggregate grant date fair value of $247,500 and 150,000 restricted shares to Mr. Chen at an aggregate grant date fair value of $247,500, based on the stock closing price of $1.65 at January 31, 2015. These restricted shares will vest over three years with one-third of the shares vesting every year from the grant date. These restricted shares granted in fiscal 2015 are not reflected in the Summary Executive Compensation Table.

(3)	On January 31, 2015, the Company granted 32,000 options to Ms. Liu Jia. These options vest over a period of three years, one-third of which vest on January 31 of each year beginning in 2016. The grant date fair value of such options was $1.65 per underlying share. These options granted in fiscal 2015 are not reflected in the Summary Executive Compensation Table.

(4)	On October 18, 2015, the Company granted 320,000 restricted shares to Mr. Yin at an aggregate grant date fair value of $281,600, 320,000 restricted shares to Mr. Chen at an aggregate grant date fair value of $281,600, and 36,000 restricted shares to Ms. Liu at an aggregate grant date fair value of $31,680, based on the stock closing price of $0.88 at October 16, 2015. These restricted shares will vest over three years with one-third of the shares vesting every year from the grant date.

(5)	On July 27, 2016, the Company granted 360,000 restricted shares to Mr. Yin at an aggregate grant date fair value of $396,000, 360,000 restricted shares to Mr. Chen at an aggregate grant date fair value of $396,000, and 66,000 restricted shares to Ms. Liu at an aggregate grant date fair value of $72,600, based on the stock closing price of $1.10 at July 27, 2016. These restricted shares will vest over three years with one-third of the shares vesting every year from the grant date.

(6)	On December 9, 2016, the Company approved management's new plan based on potential performance for the coming three fiscal years from fiscal 2017 to fiscal 2019. During fiscal year 2017, 3,010,000 shares were issued in front and they are forfeited and cancelled automatically in the event the company fails to meet certain operating performance goals. For more details, please see our current report in the form 6-K filed on December 9, 2016. The amortized compensation for fiscal year 2017 was aggregated to ¥7,449,818 ($1,080,000), based on the stock closing price of $1.35 at December 9, 2016. Among the 3,010,000 shares, assuming the maximum performance will be achieved, the Company granted 1,354,500 restricted shares to Mr. Yin at an aggregate grant date fair value of $1,828,575, 1,354,500 restricted shares to Mr. Chen at an aggregate grant date fair value of $1,828,575 and 301,000 restricted shares to Ms. Liu at an aggregate grant date fair value of $406,350.

(7)	On August 21, 2018, the Company granted 100,000 restricted shares to Mr. Yin at an aggregate grant date fair value of $129,000, 100,000 restricted shares to Mr. Chen at an aggregate grant date fair value of $129,000, and 80,000 restricted shares to Ms. Liu at an aggregate grant date fair value of $103,200, based on the stock closing price of $1.29 at August 21, 2018. These restricted shares will vest over three years with one-third of the shares vesting every year from the grant date.

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

The following table summarizes, as of June 30, 2019, the outstanding options and restricted shares that we granted to our current directors and executive officers and to other individuals as a group.

	Ordinary shares
	underlying options
	awarded/Restricted		Exercise price
Name	Share Units		(US$/share)	Date of grant	Date of expiration
Yin Shenping	60,000		6.00	7/29/2009	7/28/2019
	48,000		2.96	3/26/2012	3/26/2022
	120,000	(1)	—	7/26/2016	7/26/2019
	1,354,500	(1)	—	12/9/2016	10/1/2019
	100,000		—	8/21/2018	8/21/2021
Liu Jia	50,000		6.00	7/29/2009	7/28/2019
	32,000		1.65	1/31/2015	1/31/2025
	22,000	(1)	—	7/26/2016	7/26/2019
	301,000		—	12/9/2016	10/1/2019
	80,000		—	8/21/2018	8/21/2021
Chen Guangqiang	50,000		6.00	7/29/2009	7/28/2019
	30,000		2.96	3/26/2012	3/26/2022
	120,000	(1)	—	7/26/2016	7/26/2019
	1,354,500	(1)	—	12/9/2016	10/1/2019
	100,000		—	8/21/2018	8/21/2021
Bi Yongquan	100,000		—	8/21/2018	8/21/2021
Nelson N.S. Wong	18,000		6.00	7/29/2009	7/28/2019
	25,000		1.65	1/31/2015	1/31/2025
	10,000	(1)	—	7/26/2016	7/26/2019
	50,000		—	8/21/2018	8/21/2021
Hu Jijun	15,000		6.00	7/29/2009	7/28/2019
	25,000		1.65	1/31/2015	1/31/2025
	10,000	(1)	—	7/26/2016	7/26/2019
	50,000		—	8/21/2018	8/21/2021
Zhao Shudong	9,000		2.96	3/26/2012	3/26/2022
	18,000		1.65	1/31/2015	1/31/2025
	10,000	(1)	—	7/26/2016	7/26/2019
	50,000		—	8/21/2018	8/21/2021
Yan Changqing	26,000		—	8/21/2018	8/21/2021
Other Individuals as a Group	135,600		2.96	3/26/2012	3/26/2022
	300,000		1.65	1/31/2015	1/31/2025
	50,000	(1)	—	10/18/2015	10/18/2018
	12,667	(1)	—	7/26/2016	7/26/2019
	600,000	(2)	—	10/13/2017	3/31/2020
Total	5,336,267

(1)	Restricted share units.

(2)	Granted but not yet issued.

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

D. Employees

As of June 30, 2019, we employed a total of 129 full-time and 0 part time employees in the following functions:

	Number of Employees
Department	June 30, 2019	June 30, 2018	June 30, 2017
Senior Management	10	7	7
Human Resource & Administration	21	19	7
Finance	16	10	6
Research & Development	32	30	32
Procurement and production	29	5	2
Sales & Marketing	21	19	17
Total	129	90	71

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. In fiscal year 2019, we contributed approximately $167,277 to the employee benefit plans and social insurance. In fiscal year 2018, we contributed approximately $127,371 to the employee benefit plans and social insurance. In fiscal year 2017, we contributed approximately $133,402 to the employee benefit plans and social insurance. The effect on our liquidity by the payments for these contributions is immaterial. We believe that we are in material compliance with the relevant PRC employment laws.

E. Share Ownership

For information regarding the share ownership of our directors and senior management, see “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.”

Share and Share Options

Share Option Pool

In connection with our initial public offering, we established a pool for share options as our 2009 Stock Incentive Plan (“2009 Incentive Plan”) for the Domestic Companies’ and our employees. This pool contains options to purchase up to 790,362 of our ordinary shares. The options will vest at a rate of 20% per year for five years and have an exercise price of the market price of our shares on the date the options are granted. To date, we issued 564,000 options and 226,362 shares out of this employee share option pool. We initially granted 293,000 options in 2009. We held a shareholder meeting in December 2010 and announced the resignation of three directors, and as a result, 100,000 options were forfeited and went back in the pool. In 2012, we granted an additional 415,000 options and 44,000 options were forfeited and went back to the pool. In the three months ended June 30, 2014, 148,400 vested options from 2012 grants were exercised. As of June 30, 2019, we have 415,600 options outstanding under the 2009 Incentive Plan.

On January 29, 2015, the Company held its 2014 annual general meeting of shareholders, during which the Company’s shareholders approved the Company’s 2015 Stock Incentive Plan (“2015 Incentive Plan”). Pursuant to the 2015 Incentive Plan, we were initially authorized to issue up to an aggregate of Seven Hundred Thousand (700,000) ordinary Shares. Additionally, commencing on the first business day in fiscal year ending June 30, 2016 and on the first business day of each fiscal year thereafter while the 2015 Incentive Plan is in effect, the maximum number of Ordinary Shares available for issuance under this 2015 Incentive Plan during that fiscal year shall be increased such that, as of such first business day, the maximum aggregate number of Ordinary Shares available for issuance under this 2015 Incentive Plan during that fiscal year shall be equal to Fifteen Percent (15%) of the number of total issued and outstanding Ordinary Shares of the Company as recorded by the Company’s transfer agent on the last business day of the prior fiscal year. The Company granted options to purchase 400,000 Ordinary Shares to its employees and non-employee director on January 31, 2015 under the 2015 Incentive Plan. As of June 30, 2019, we have 400,000 options outstanding under this 2015 Incentive Plan.

As of June 30, 2019, we have an aggregate of 815,600 options outstanding under our incentive plans.

Executive Stock Grants

On December 13, 2013, the Company granted 95,181 restricted shares to Mr. Yin Shenping and 135,181 restricted shares to Mr. Chen Guangqiang at an aggregate value of ¥4,207,496 ($688,782), based on the stock closing price of $2.99 at December 13, 2013. These restricted shares will be vested over three years with one-third of the shares vesting every year from the grant date. Of these 76,787 restricted shares vested and were issued to Mr. Yin and Mr. Chen on March 24, 2015, and 76,787 restricted shares were vested and issued to Mr. Yin and Chen on July 13, 2016.

On January 31, 2015, the Company granted 150,000 restricted shares to Mr. Yin and 150,000 restricted shares to Mr. Chen at an aggregate value of ¥3,038,558($495,000), based on the stock closing price of $1.65 at January 31, 2015. These restricted shares will vest over three years with one-third of the shares vesting every year from the grant date.

On July 11, 2015, the Company’s board approved to reserve 800,000 shares and options under the 2015 Incentive Plan. On October 18, 2015, 800,000 restricted shares were granted to staff under this plan at an aggregate value of ¥4,677,608 ($704,000), based on the stock closing price of $0.88 at October 16, 2015. These restricted shares will vest over three years with one-third of the shares vesting every year from the grant date.

On July 23, 2016, the Company’s board approved the reservation of 876,000 shares and options. On July 27, 2016, 876,000 restricted shares were granted to staff pursuant to this authorization.

On December 9, 2016, the Company’s board approved management's new plan based on future performance for the three fiscal years from 2017 to 2019. The Company also agreed on front-issuing of shares based on the optimism situation, thus non-vested 3.01 million shares were issued to management on January 23, 2017. The fair value of the restricted shares was $4,063,500 based on the closing stock price $1.35 at December 9, 2016. Prior to the filing of the annual report for the years ending June 30, 2017, 2018 and 2019, certain number of shares granted under this plan may not be sold, transferred, hypothecated, voted or otherwise used for any purpose, and any shares that are not earned as stated above will be automatically cancelled without payment by the transfer agent of the Company.

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

As of June 30, 2019, we have 4,018,222 non-vested restricted stocks outstanding.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of the date of this report, for each person known by us to beneficially own 5% or more of our ordinary shares, and all of our executive officers and directors individually and as a group. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on shares, which consists of 21,799,300 shares outstanding as of September 23, 2019, and 2,172,937 shares subject to options that are exercisable and 1,250,000 restricted shares issued and to be vested within 60 days after September 23, 2019. These shares do not include 2,435,284 restricted shares which have been granted to FGS individual shareholders and are subject to cancellation. The 2,172,937 shares subject to options and restricted shares are deemed to be outstanding for the purposes of computing the percentage ownership of the individual holding such shares, but are not deemed outstanding for purposes of computing the percentage for any other person shown in the table. Our major shareholders do not possess voting rights that differ from our other shareholders. The address of each of the below shareholders is c/o Recon Technology Ltd, Room 1902, Building C, King Long International Mansion, 9 Fulin Road, Beijing 100107 China.

	Amount of Beneficial Ownership	Percentage Ownership
Yin Shenping (1)	3,072,775	13.87%
Chen Guangqiang (2)	3,112,775	14.05%
Hu Jijun (3)	116,667	* %
Nelson Wong (4)	119,667	* %
Zhao Shudong(5)	109,667	* %
Liu Jia (6)	511,667	2.31%
Bi Yongquan	3,033,333	13.69%
Yan Changqing	8,667	* %
Directors and Executive Officers as a Group (eight members)**	10,085,218	45.52%

(1)	Includes 48,000 options to purchase ordinary shares that are exercisable and 153,333 restricted shares that are vested within 60 days after September 23, 2019.

(2)	Includes 30, 000 options to purchase ordinary shares that are exercisable and 153,333 restricted shares that are vested within 60 days after September 23, 2019.

(3)	Includes 25,000 options to purchase ordinary shares that are exercisable and 36,667 restricted shares that are vested within 60 days after September 23, 2019.

(4)	Includes 25,000 options to purchase ordinary shares that are exercisable and 66,667 restricted shares that are vested within 60 days after September 23, 2019.

(5)	Include 27,000 options that are exercisable and 56,667 restricted shares that are vested within 60 days after September 23, 2019.

(6)	Includes 32,000 options to purchase ordinary shares and 48,667 restricted shares that are vested within 60 days after September 23, 2019.

*	Less than 1%.
**	No other 5% shareholder.

B. Related party transactions

Transactions with Related Persons

Sales to related party consisted of the following:

	For the years ended June 30,
	2017	2018	2019	2019
	RMB	RMB	RMB	U.S. Dollars
Urumqi Yikeli Automatic Control Equipment Co., Ltd.	¥-	¥-	¥3,726,894	$542,741
Total revenues from related parties	¥-	¥-	¥3,726,894	$542,741

Other payables consisted of the following:

	June 30, 2018	June 30, 2019	June 30, 2019
Related Party	RMB	RMB	U.S. Dollars
Expenses paid by the major shareholders	¥2,767,349	¥2,029,908	$295,612
Due to family member of one owner	193,143	-	-
Due to management staff for costs incurred on behalf of Recon	250,965	260,965	38,004
Total	¥3,211,457	¥2,290,873	$333,616

The Company also had short-term borrowings` from related parties. Below is a summary of the Company’s short-term borrowings due to related parties as of June 30, 2018 and 2019, respectively.

Short-term borrowings	June 30, 2018	June 30, 2019	June 30, 2019
due to related parties:	RMB	RMB	U.S. Dollars
Short-term borrowing from a Founder, 5.655% annual interest, due on December 15, 2018	5,011,782
Short-term borrowing from a Founder, 5.655% annual interest, due on March 21, 2019	4,006,283
Short-term borrowing from a Founder, 5.65% annual interest, due on December 19, 2019		5,008,640	729,400
Short-term borrowing from a Founder, 5.65% annual interest, due on March 27, 2020		4,001,885	582,787
Total short-term borrowings due to related parties	¥9,018,065	¥9,010,525	$1,312,187

The Company also had long-term borrowings` from a related party. Below is a summary of the Company’s long-term borrowings due to a related party as of June 30, 2018 and 2019, respectively.

Long-term borrowings	June 30, 2018	June 30, 2019	June 30, 2019
due to related party:	RMB	RMB	U.S. Dollars
Long-term borrowing from a Founder, monthly payments of ¥126,135 inclusive of interest at 8.90%, ten years loan, due in November 2027.	¥9,663,729	¥8,977,001	$1,307,305
Less: current portion	(719,895	(780,797)	(113,706)
Total long-term borrowings due to related party	¥8,943,834	¥8,196,204	$1,193,599

Leases from related parties - The Company has various agreements for the lease of office space owned by the Founders and their family members. The terms of the agreement state that the Company will continue to lease the property at a monthly rent of ¥140,000 with annual rental expense at ¥1.68 million ($0.24 million). The details of leases from related parties are as below:

			Monthly Rent	Monthly Rent
Lessee	Lessor	Rent Period	RMB	USD
Nanjing Recon	Yin Shenping	April 1, 2018 - March 31, 2020	¥60,000	$8,737
BHD	Chen Guangqiang	January 1, 2019 - December 31, 2019	22,500	3,277
BHD	Mr Chen's family member	January 1, 2019 - December 31, 2019	47,500	6,917
Recon-BJ	Yin Shenping	July 1, 2019 - June 30, 2020	10,000	1,456

Expenses paid by the owner on behalf of Recon - Shareholders of our VIEs paid certain operating expenses for the Company. As of June 30, 2018, and 2019, ¥2,767,349 and ¥2,029,908 ($295,612) was due to them, respectively.

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

Because we are a holding company with no operations of our own and all of our operations are conducted through our Chinese subsidiary, our ability to pay dividends and to finance any debt that we may incur is dependent upon dividends and other distributions paid. In addition, Chinese legal restrictions permit payment of dividends to us by our Chinese subsidiary only out of its accumulated net profit, if any, determined in accordance with Chinese accounting standards and regulations. Under Chinese law, our subsidiary is required to set aside a portion (at least 10%) of its after-tax net income (after discharging all cumulated loss), if any, each year for compulsory statutory reserve until the amount of the reserve reaches 50% of our subsidiaries’ registered capital. These funds may be distributed to shareholders at the time of its wind up. See “Holding Company Structure.”

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

	High	Low
Annual Highs and Lows
Year Ended June 30, 2019	$1.9	$0.63

Quarterly Highs and Lows
Quarter Ended September 30, 2018	$1.9	$1.1053
Quarter Ended December 31, 2018	$1.3335	$0.63
Quarter Ended March 31, 2019	$1.22	$0.68
Quarter Ended June 30, 2019	$1.06	$0.7212

Monthly Highs and Lows
April 2019	$1.06	$0.92
May 2019	$0.9975	$0.8064
June 2019	$0.92	$0.7212
July 2019	$0.87	$0.7
August 2019	$0.73	$0.6301
September 2019 (through September 23, 2019)	$0.823	$0.65

As of September 23, 2019, there were approximately 28 holders of record of our ordinary shares. This excludes our ordinary shares owned by shareholders holding ordinary shares under nominee security position listings. On September 23, 2019, the last sales price of our ordinary shares as reported on the NASDAQ Capital Market was $0.7649 per ordinary share.

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

In fiscal years 2019, 2018 and 2017, we had RMB 20,487,526 (approximately $2.98 million), RMB 16.60 (approximately $2.51 million) and RMB 9,818,008 (approximately $1.45 million) of weighted outstanding bank loans, with weighted average effective interest rate of 7.07%, 5.41%, and 5.65% respectively.

As of June 30, 2019, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our company would have been RMB 14,484 (approximately $2,109) lower/higher, respectively, mainly as a result of higher/lower interest expense from our short-term borrowings.

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

As of June 30, 2019, our company carried out an evaluation, under the supervision of and with the participation of management, including our Company’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of our Company’s disclosure controls and procedures. Included in this Annual Report on Form 20-F, the chief executive officer and chief financial officer concluded that our Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) were ineffective in timely alerting them to information required to be included in the Company’s U.S. Securities and Exchange Commission (the “Commission”) filings.

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

The Company’s management assessed the effectiveness of its internal control over financial reporting as of June 30, 2019. In making this assessment, management used the 2013 framework set forth in the report entitled Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Our management has implemented and tested our internal control over financial reporting based on these criteria. Based on the assessment and material weakness identified, the Company’s management concluded that, as of June 30, 2019, its internal control over financing reporting was not effective.

The specific material weaknesses identified by the Company’s management as of June 30, 2019 are described as follows:

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

We recently completed our designs of our internal controls, assessments for all of our financial reporting cycles and assessment of adoption of new revenue recognition standards during fiscal year 2019, and we are unable to declare effectiveness of our controls due to lack of sufficient time to obtain evidence of operating effectiveness as of June 30, 2019 due to lack of monitoring of our internal controls (lack of self-testing of internal controls) and lack of enough training and adjustment of our internal procedures to provide enough supporting documents as required. Therefore, we determined that the lack of time to evaluate our design and operating effectiveness are material weaknesses. It should be noted, however, that (a) many actions had been undertaken to enhance the control environment during the year; and (b) there are other remedial activities that are scheduled to be take place in fiscal 2019.

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

Management continues to focus on internal control over financial reporting. As of June 30, 2019, the Company has completed certain documentation of our internal controls and will be implementing the following remedial initiatives:

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

Friedman LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal 2019 and 2018.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

During fiscal years 2019 and 2018, Friedman LLP’s audit fees were $170,00 and $195,000, respectively.

Audit-Related Fees

The Company has not paid Friedman LLP for audit-related services in fiscal years 2019 and 2018.

Tax Fees

The Company has not paid Friedman LLP for tax services in fiscal years 2019 and 2018.

All Other Fees

During fiscal years 2019 and 2018, Friedman LLP’s other services fees were $0 and $8,000, respectively.

Audit Committee Pre-Approval Policies

Before Friedman LLP was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by Friedman LLP have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for fiscal 2019 that were attributed to work performed by persons other than Friedman LLP’s full-time permanent employees was less than 50%.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended June 30, 2019.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19.	Exhibits

Exhibit No.	Description of Exhibit	Included	Form	Filing Date

1.1.1	Second Amended and Restated Articles of Association of the Registrant	By Reference	S-3	2016-09-19

1.1.2	Second Amended and Restated Memorandum of Association of the Registrant	By Reference	S-3	2016-09-19

2.1	Specimen Share Certificate	By Reference	S-1/A	2009-07-15

4.1	2009 Stock Incentive Plan	By Reference	S-1/A	2009-06-10

4.2	2015 Stock Incentive Plan	By Reference	10-K	2016-09-28

4.3	Translation of Exclusive Technical Consulting Service Agreement between Recon Technology (Jining) Co., Ltd. and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.4	Translation of Power of Attorney for rights of Chen Guangqiang in Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.5	Translation of Power of Attorney for rights of Yin Shenping in Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.6	Translation of Power of Attorney for rights of Li Hongqi in Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.7	Translation of Exclusive Equity Interest Purchase Agreement between Recon Technology (Jining) Co. Ltd., Chen Guangqiang and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.8	Translation of Exclusive Equity Interest Purchase Agreement between Recon Technology (Jining) Co. Ltd., Yin Shenping and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.9	Translation of Exclusive Equity Interest Purchase Agreement between Recon Technology (Jining) Co. Ltd., Li Hongqi and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.10	Translation of Equity Interest Pledge Agreement between Recon Technology (Jining) Co., Ltd., Chen Guangqiang and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.11	Translation of Equity Interest Pledge Agreement between Recon Technology (Jining) Co., Ltd., Yin Shenping and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.12	Translation of Equity Interest Pledge Agreement between Recon Technology (Jining) Co., Ltd., Li Hongqi and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.13	Translation of Exclusive Technical Consulting Service Agreement between Recon Technology (Jining) Co., Ltd. and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.14	Translation of Power of Attorney for rights of Chen Guangqiang in Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.15	Translation of Power of Attorney for rights of Yin Shenping in Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.16	Translation of Power of Attorney for rights of Li Hongqi in Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.17	Translation of Exclusive Equity Interest Purchase Agreement between Recon Technology (Jining) Co. Ltd., Chen Guangqiang and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.18	Translation of Exclusive Equity Interest Purchase Agreement between Recon Technology (Jining) Co. Ltd., Yin Shenping and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.19	Translation of Exclusive Equity Interest Purchase Agreement between Recon Technology (Jining) Co. Ltd., Li Hongqi and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.20	Translation of Equity Interest Pledge Agreement between Recon Technology (Jining) Co., Ltd., Chen Guangqiang and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.21	Translation of Equity Interest Pledge Agreement between Recon Technology (Jining) Co., Ltd., Yin Shenping and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.22	Translation of Equity Interest Pledge Agreement between Recon Technology (Jining) Co., Ltd., Li Hongqi and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.23	Translation of the Investment Agreement between Recon Technology, Ltd., Future Gas Station (Beijing) Technology, Ltd. and six individuals	By Reference	6-KA	2018-08-28

4.24	Translation of the Supplemental Agreement between Recon Technology, Ltd., Future Gas Station (Beijing) Technology, Ltd. and six individuals	By Reference	6-KA	2018-08-28

4.25	Translation of Exclusive Technical Consulting Service Agreement dated April 1, 2019 between Recon Hengda Technology (Beijing) Co., Ltd. and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	6-K	2019-04-24

4.26	Translation of Amended and Restated Exclusive Equity Interest Purchase Agreement dated April 1, 2019 among Recon Hengda Technology (Beijing) Co., Ltd., Beijing BHD Petroleum Technology Co., Ltd. and Fan Zhang, Shenping Yin, Donglin Li, Zhiqiang Feng and Guangqiang Chen	By Reference	6-K	2019-04-24

4.27	Translation of Amended and Restated Equity Interest Pledge Agreement dated April 1, 2019 between Recon Hengda Technology (Beijing) Co., Ltd. and Fan Zhang, Shenping Yin, Donglin Li, Zhiqiang Feng and Guangqiang Chen about Beijing BHD Petroleum Technology Co., Ltd.	By Reference	6-K	2019-04-24

4.28	Translation of Exclusive Technical Consulting Service Agreement dated April 1, 2019 between Recon Hengda Technology (Beijing) Co., Ltd. and Nanjing Recon Technology Co., Ltd.	By Reference	6-K	2019-04-24

4.29	Translation of Amended and Restated Exclusive Equity Interest Purchase Agreement dated April 1, 2019 among Recon Hengda Technology (Beijing) Co., Ltd., Nanjing Recon Technology Co., Ltd. and Shenping Yin, Guangqiang Chen and Degui Zhai	By Reference	6-K	2019-04-24

4.30	Translation of Amended and Restated Equity Interest Pledge Agreement dated April 1, 2019 between Recon Hengda Technology (Beijing) Co., Ltd. and Shenping Yin, Guangqiang Chen and Degui Zhai about Nanjing Recon Technology Co., Ltd.	By Reference	6-K	2019-04-24

4.31	Translation of Financial Support Commitment Letter from Two Major Shareholders dated August 31, 2019	Herewith

4.32	Translation of Supplemental Agreement to the Investment Agreement with respect to Future Gas Station (Beijing) Technology Co., Ltd. dated September 24, 2019	Herewith

8.1	List of subsidiaries of the Company	Herewith

11.1	Code of Ethics of the Company	By Reference	10-K	2009-9-28

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a)	Herewith

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a)	Herewith

13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code	Herewith

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code	Herewith

15.1	Press release dated September 27, 2019 regarding earnings for the year ended June 30, 2019	Herewith

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Recon Technology, Ltd.

By:	/s/ Yin Shenping
Name: Yin Shenping
Title: Chief Executive Officer

Date: October 1, 2019

RECON TECHNOLOGY, LTD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director and
Stockholders of Recon Technology, Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Recon Technology, Ltd and Subsidiaries (collectively, the “Company”) as of June 30, 2019 and 2018, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended June 30, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2019, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Friedman LLP

Friedman LLP

We have served as the Company’s auditor since 2011.

New York, New York

October 1, 2019

RECON TECHNOLOGY, LTD

BALANCE SHEETS

	As of June 30	As of June 30	As of June 30
	2018	2019	2019
	RMB	RMB	U.S. Dollars
ASSETS
Current assets
Cash	¥45,340,578	¥4,521,325	$658,433
Notes receivable	3,995,962	3,073,680	447,615
Trade accounts receivable, net	24,254,007	68,535,282	9,980,673
Trade accounts receivable- related party, net	-	3,409,912	496,579
Inventories, net	6,758,841	1,270,523	185,024
Other receivables, net	5,360,953	5,665,593	825,070
Loans to third parties	1,960,000	4,960,000	722,316
Purchase advances, net	12,654,546	1,343,576	195,663
Contract assets, net	-	4,633,940	674,833
Prepaid expenses	509,682	192,837	28,083
Prepaid expenses - related parties	-	217,600	31,689
Total current assets	100,834,569	97,824,268	14,245,978

Property and equipment, net	3,171,109	3,661,321	533,192
Construction in progress	11,779,784	21,524,994	3,134,647
Land use right, net	1,335,126	1,307,887	190,465
Investment in unconsolidated entity	-	31,078,971	4,525,976
Long-term trade accounts receivable, net	4,212,829	-	-
Long-term other receivables, net	-	440,015	64,079
Prepayments for construction in progress	474,100	1,144,098	166,613
Total Assets	¥121,807,517	¥156,981,554	$22,860,950

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Short-term bank loan	¥-	¥2,500,000	$364,071
Trade accounts payable	8,754,347	14,089,293	2,051,799
Other payables	3,255,810	2,366,410	344,617
Other payable- related parties	3,211,457	2,290,873	333,616
Accrued payroll and employees' welfare	600,434	1,384,529	201,628
Investment payable	-	6,400,000	932,021
Taxes payable	431,913	2,180,847	317,592
Short-term borrowings	-	1,081,096	157,438
Short-term borrowings - related party	9,018,065	9,010,525	1,312,187
Long-term borrowings - related party - current portion	719,895	780,797	113,706
Total Current Liabilities	25,991,921	42,084,370	6,128,675

Long-term borrowings - related party	8,943,834	8,196,204	1,193,599
Total Liabilities	34,935,755	50,280,574	7,322,274

Commitments and Contingencies

Equity
Common stock, ($ 0.0185 U.S. dollar par value, 100,000,000 shares authorized; 21,799,300 shares and 18,380,349 shares issued and outstanding as of June 30, 2019 and June 30, 2018, respectively)	2,279,510	2,712,773	395,056
Additional paid-in capital	207,490,280	250,624,798	36,498,048
Statutory reserve	4,148,929	4,148,929	604,201
Accumulated deficit	(139,424,980)	(164,780,885)	(23,996,750)
Accumulated other comprehensive gain	1,516,093	2,909,936	423,769
Total stockholders’ equity	76,009,832	95,615,551	13,924,324
Non-controlling interests	10,861,930	11,085,429	1,614,352
Total equity	86,871,762	106,700,980	15,538,676
Total Liabilities and Equity	¥121,807,517	¥156,981,554	$22,860,950

The accompanying notes are an integral part of these consolidated financial statements

RECON TECHNOLOGY, LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the years ended
	June 30,
	2017	2018	2019	2019
	RMB	RMB	RMB	USD
Revenues
Revenues - third party	¥60,054,462	¥84,135,037	¥98,657,433	$14,367,308
Revenues - related party	-	577,009	3,726,894	542,741
Revenues	60,054,462	84,712,046	102,384,327	14,910,049

Cost of revenues
Cost of revenues and related tax - third party	44,090,960	80,097,834	70,316,198	10,240,024
Cost of revenues and related tax - related party	-	464,027	2,202,765	320,785
Cost of revenues and related tax	44,090,960	80,561,861	72,518,963	10,560,809

Gross profit	15,963,502	4,150,185	29,865,364	4,349,240

Selling and distribution expenses	4,458,218	8,013,353	9,076,266	1,321,761
General and administrative expenses	32,751,142	34,687,317	41,288,351	6,012,751
Provision for (net recovery of) doubtful accounts	1,766,286	(841,242)	610,776	88,945
Research and development expenses	7,599,340	3,215,653	3,133,545	456,333
Operating expenses	46,574,986	45,075,081	54,108,938	7,879,790

Loss from operations	(30,611,484)	(40,924,896)	(24,243,574)	(3,530,550)

Other income (expenses)
Subsidy income	132,791	371,650	1,149,016	167,329
Interest income	73,990	68,028	40,391	5,882
Interest expense	(548,878)	(897,521)	(1,589,045)	(231,410)
Loss from investment in unconsolidated entity	-	-	(959,905)	(139,789)
Impairment loss of investment in unconsolidated entity	-	(4,037,736)	-	-
Foreign exchange transaction gain (loss)	21,502	(4,068)	56,603	8,243
Other income	36,178	65,539	162,585	23,677
Other expense, net	(284,417)	(4,434,108)	(1,140,355)	(166,068)
Loss before income tax	(30,895,901)	(45,359,004)	(25,383,929)	(3,696,618)
Income tax expenses	307,900	16,230	398,477	58,030
Net loss	(31,203,801)	(45,375,234)	(25,782,406)	(3,754,648)

Less: Net (loss) income attributable to non-controlling interests	241,346	(1,302,913)	(426,501)	(62,111)
Net loss attributable to Recon Technology, Ltd	¥(31,445,147)	¥(44,072,321)	¥(25,355,905)	$(3,692,537)

Comprehensive loss
Net loss	(31,203,801)	(45,375,234)	(25,782,406)	(3,754,648)
Foreign currency translation adjustment	(30,116)	1,765,249	1,393,843	202,983
Comprehensive loss	(31,233,917)	(43,609,985)	(24,388,563)	(3,551,665)
Less: Comprehensive (loss) income attributable to non-controlling interests	241,346	(1,302,913)	(426,501)	(62,111)
Comprehensive loss attributable to Recon Technology, Ltd	¥(31,475,263)	¥(42,307,072)	¥(23,962,062)	$(3,489,554)

Loss per common share - basic and diluted	¥(4.90)	¥(3.84)	¥(1.30)	$(0.19)
Weighted - average shares -basic and diluted	6,417,305	11,483,464	19,544,164	19,544,164

The accompanying notes are an integral part of these consolidated financial statements

RECON TECHNOLOGY, LTD

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Common Stock		Additional Paid-in	Statutory	Accumulated	Accumulated Other Comprehensive	Stockholders'	Non-controlling	Total	Total
	Number of Shares	Amount (RMB)	Capital (RMB)	Reserve (RMB)	deficit (RMB)	income (loss) (RMB)	Equity (RMB)	Interest (RMB)	Equity (RMB)	Equity (USD)
Restricted shares issued for services	580,000	72,335	8,326,905				8,399,240		8,399,240	1,223,167
Restricted shares issued for management	3,518,909	447,486	12,457,237				12,904,723		12,904,723	1,879,292
Stock based payments			2,039,446				2,039,446		2,039,446	297,001
Net loss for the year					(31,445,147)		(31,445,147)	241,346	(31,203,801)	(4,544,155)
Foreign currency translation adjustment						(30,116)	(30,116)		(30,116)	(4,386)
Balance, June 30, 2017	9,902,914	¥1,261,288	¥123,436,043	¥4,148,929	¥(95,352,659)	¥(249,156)	¥33,244,445	¥8,464,843	¥41,709,288	$6,074,049

Capital contribution from non-controlling interests								3,700,000	3,700,000	538,824
Restricted shares issued for services	900,000	112,321	2,938,575				3,050,896		3,050,896	444,297
Issuance of common stock, net of issuance costs	6,592,500	785,871	64,218,660				65,004,531		65,004,531	9,466,495
Shares issued for unpaid salary to management	221,268	27,137	1,527,771				1,554,908		1,554,908	226,439
Restricted shares issued for management	763,667	92,893	14,528,945				14,621,838		14,621,838	2,129,353
Stock based payments			840,286				840,286		840,286	122,369
Net loss for the year					(44,072,321)		(44,072,321)	(1,302,913)	(45,375,234)	(6,607,915)
Foreign currency translation adjustment						1,765,249	1,765,249		1,765,249	257,070
Balance, June 30, 2018	18,380,349	¥2,279,510	¥207,490,280	¥4,148,929	¥(139,424,980)	¥1,516,093	¥76,009,832	¥10,861,930	¥86,871,762	$12,650,981

Capital contribution in non-controlling interests								650,000	650,000	94,659
Restricted shares issued for services	125,000	15,902	829,879				845,781		845,781	123,170
Issuance of common stock in exchange of shares of FGS, net of issuance costs	2,435,284	307,981	21,125,815				21,433,796		21,433,796	3,121,368
Restricted shares issued for management	858,667	109,380	11,530,961				11,640,341		11,640,341	1,695,162
Stock based payments			9,647,863				9,647,863		9,647,863	1,405,001
Net loss for the year					(25,355,905)		(25,355,905)	(426,501)	(25,782,406)	(3,754,648)
Foreign currency translation adjustment						1,393,843	1,393,843		1,393,843	202,983
Balance, June 30, 2019	21,799,300	¥2,712,773	¥250,624,798	¥4,148,929	¥(164,780,885)	¥2,909,936	¥95,615,551	¥11,085,429	¥106,700,980	$15,538,676

The accompanying notes are an integral part of these consolidated financial statements

RECON TECHNOLOGY, LTD

STATEMENTS OF CASH FLOWS

	For the years ended Juen 30,
	2017	2018	2019	2019
	RMB	RMB	RMB	U.S. Dollars
Cash flows from operating activities:
Net loss	¥(31,203,801)	¥(45,375,234)	¥(25,782,406)	$(3,754,648)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	856,735	1,119,049	1,124,011	163,688
Gain from disposal of equipment	(35,919)	(78,285)	-	-
Provision for (net recovery of) doubtful accounts	1,766,286	(841,242)	610,776	88,945
Provision for slow moving inventories	-	65,245	65,380	9,521
Share based compensation	2,039,446	840,286	9,647,863	1,405,001
Restricted shares issued for management	12,904,723	14,621,838	11,640,341	1,695,162
Loss from investment in unconsolidated entity	-	-	959,905	139,789
Impairment loss of investment in unconsolidated entity	-	4,037,736	-	-
Restricted shares issued for services	8,399,240	3,050,896	845,781	123,170
Changes in operating assets and liabilities:
Notes receivable	(1,452,783)	2,116,998	922,282	134,310
Trade accounts receivable	(245,190)	11,972,175	(40,461,376)	(5,892,319)
Trade accounts receivable-related party	-	-	(3,409,912)	(496,579)
Inventories	3,597,832	(4,196,110)	4,013,314	584,452
Other receivable	4,579,480	(1,717,096)	(928,882)	(135,271)
Purchase advance	(10,534,132)	(1,241,102)	8,128,571	1,183,749
Prepaid expense	(718,130)	318,759	316,845	46,142
Prepaid expense - related parties	-	-	(217,600)	(31,689)
Trade accounts payable	812,440	(2,706,304)	(400,034)	(58,256)
Other payables	(189,302)	(151,751)	(899,476)	(130,989)
Other payables-related parties	(366,225)	(102,563)	(920,584)	(134,063)
Deferred revenue	853,044	(1,174,585)	-	-
Accrued payroll and employees' welfare	1,633,405	140,828	784,095	114,186
Taxes payable	(78,700)	(269,358)	1,748,934	254,694
Net cash used in operating activities	(7,381,551)	(19,569,820)	(32,212,172)	(4,691,005)

Cash flows from investing activities:
Investment in unconsolidated entity	-	(4,037,736)	(4,205,080)	(612,378)
Purchases of property and equipment	(638,119)	(1,503,410)	(1,735,956)	(252,804)
Proceeds from disposal of equipment	51,900	32,000	-	-
Payments for land use right	-	(1,361,969)	-	-
Repayments from loans to third parties	14,182,624	435,250	1,000,000	145,628
Payments made for loans to third parties	(1,130,000)	(1,960,000)	(4,000,000)	(582,513)
Payments and prepayments for construction in progress	-	(9,157,103)	(4,606,823)	(670,884)
Net cash provided by (used in) investing activities	12,466,405	(17,552,968)	(13,547,859)	(1,972,951)

Cash flows from financing activities:
Proceeds from short-term bank loans	-	45,000	2,500,000	364,071
Repayments of short-term bank loans	-	(45,000)	-	-
Proceeds from short-term borrowings	1,100,000	4,600,000	1,081,096	157,438
Repayments of short-term borrowings	(1,330,000)	(4,900,000)	-	-
Proceeds from short-term borrowings-related party	13,103,718	20,188,318	5,000,000	728,141
Repayments of short-term borrowings-related party	(15,950,682)	(21,332,036)	(5,000,000)	(728,141)
Proceeds from long-term borrowings-related party	-	10,000,000	-	-
Repayments of long-term borrowings-related party	-	(371,975)	(684,191)	(99,638)
Proceeds from sale of common stock, net of issuance costs	-	65,004,531	-	-
Refund of capital contribution by a non-controlling shareholder	-	-	(200,000)	(29,126)
Capital contribution by non-controlling shareholders	-	3,700,000	850,000	123,784
Net cash provided by (used in) financing activities	(3,076,964)	76,888,838	3,546,905	516,529

Effect of exchange rate fluctuation on cash	(16,231)	1,765,249	1,393,873	202,991

Net increase (decrease) in cash	1,991,659	41,531,299	(40,819,253)	(5,944,436)
Cash at beginning of year	1,817,620	3,809,279	45,340,578	6,602,869
Cash at end of year	¥3,809,279	¥45,340,578	¥4,521,325	$658,433

Supplemental cash flow information
Cash paid during the year for interest	¥571,037	¥868,042	¥1,542,381	$224,614
Cash paid during the year for taxes	¥284,487	¥(22,671)	¥2,002	$292

Non-cash investing and financing activities
Shares issued to settle salary payable	¥-	¥1,554,908	¥-	$-
Issuance of common stock in exchange of shares of FGS, net of issuance costs	¥	¥-	¥21,433,796	$3,121,366
Investment payable in exchange of interest of FGS	¥-	¥-	¥6,400,000	$932,021
Payable for Construction in Progress	¥-	¥3,096,781	¥5,694,980	$829,350
Non-cash payment for property and equipment purchase	¥87,265	¥-	¥-	$-
Issuance of unvested common stock to senior managers	¥55,685	¥-	¥-	$-
Receivable for disposal of property and equipment	¥-	¥81,900	¥-	$-

The accompanying notes are an integral part of these consolidated financial statements

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Organization – Recon Technology, Ltd (the “Company”) was incorporated under the laws of the Cayman Islands on August 21, 2007 as a limited liability company. The Company provides specialized equipment, automation systems, tools, chemicals and field services to energy industry companies mainly in the People’s Republic of China (the “PRC”).

The Company, along with its wholly-owned subsidiaries, Recon Technology Co., Limited (“Recon HK”), Recon Investment Ltd. (“Recon IN”) and Recon Hengda Technology (Beijing) Co., Ltd. (“Recon-BJ”), conducts its business through the following PRC legal entities (“Domestic Companies”) that are consolidated as variable interest entities (“VIEs”) and operate in the Chinese energy industry:

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

On February 21, 2019, the Company’s board of directors approved transferring the VIEs and VIE-controlled companies from Jining Recon Technology Ltd. (“Recon-JN”) to Recon-BJ. At the time, both Recon-JN and Recon-BJ were the Company’s wholly owned subsidiaries in China. On April 1, 2019, the Company completed the VIE transfer process and then completed the dissolution of Recon-JN on April 10, 2019. The Company does not expect any negative impact of this process on its operations.

On December 17, 2015, Huang Hua BHD Petroleum Equipment Manufacturing Co. LTD, a fully owned subsidiary established by BHD was organized under the laws of the PRC.

Gan Su BHD Environmental Technology Co., Ltd (“Gan Su BHD”) was established on May 23, 2017, with registered capital of ¥50 million. The paid in capital was ¥19,830,000 ($2,887,808) as of June 30, 2019. BHD owns an interest of 51% of Gan Su BHD, which is focusing on oilfield sewage treatment and oily sludge disposal projects.

Qing Hai BHD New Energy Technology Co., Ltd. (“Qinghai BHD”) was established on October 16, 2017, with registered capital of ¥50 million. The paid in capital was ¥4,200,000 ($611,639) as of June 30, 2019. BHD owned an interest of 55% of Qinghai BHD previously; however, based on an agreement signed by the shareholders of Qinghai BHD dated October 23, 2018, each of the other two individual shareholders agreed to reduce 10% of their equity interests. As a result, Qinghai BHD returned ¥200,000 paid in capital back to one of the individual shareholders. After the new arrangement, BHD owns a total interest of 75% of Qinghai BHD. The remaining paid in capital should be contributed by BHD and the other individual shareholder is ¥33,300,000 ($4,849,420) and ¥12,500,000 ($1,820,353), respectively. Based on its charter dated September 29, 2017, the remaining paid in capital will be injected before September 29, 2036.

Nature of Operations – The Company engages in (1) providing equipment, tools and other components and parts related to oilfield production and other energy industries companies, including simple installations in connection with some projects; (2) services to improve production and efficiency of exploited oil wells, (3) developing and selling its own specialized industrial automation control and information solutions, and (4) design, test and implement solution of sewage and oily sludge treatment, production and sales of related integrated equipment and project services.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. LIQUIDITY

As reflected in the Company’s consolidated financial statements, the Company had recurring net losses for the years ended June 30, 2017, 2018 and 2019. In assessing its liquidity, management monitors and analyzes the Company’s cash on-hand and its ability to generate sufficient revenue sources in the future to support its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations. Debt financing in the forms of loans payable and loans from related parties have been utilized to finance the working capital requirements of the Company.

Despite those negative financial trends, the Company has positive working capital and management has plans to enhance its liquidity:

1)	The Company has been enhancing the collection of current receivable balances. As of September 15, 2019, about ¥22.32 million ($3.28 million) has been collected.

2)	The Company is mainly financed through borrowing from shareholders and senior management. On August 31, 2019, two major shareholders of the Company signed a 3-year commitment letter to support the Company and whenever the Company met liquidity difficulty, they will provide working capital to support daily operation of the Company.

3)	The Company may also consider financing directly from a commercial bank by contract pledge or discount of notes receivable.

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

Currency Translation - The Company’s functional currency is the Chinese Yuan (“RMB”) and the accompanying consolidated financial statements have been expressed in Chinese Yuan. The consolidated financial statements as of and for the year ended June 30, 2019 have been translated into United States dollars (“U.S. dollars”) solely for the convenience of the readers. The translation has been made at the rate of ¥6.8668 = US$1.00, the approximate exchange rate prevailing on June 30, 2019. These translated U.S. dollar amounts should not be construed as representing Chinese Yuan amounts or that the Chinese Yuan amounts have been or could be converted into U.S. dollars.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Estimates and assumptions - The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in United States of America (“US GAAP”), which requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates are adjusted to reflect actual experience when necessary. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for doubtful accounts related to trade accounts receivable, other receivables and purchase advances, allowance for inventory, the useful lives of property and equipment, valuation allowance for deferred tax assets, impairment assessment for long-lived assets and investment and the fair value of share- based payments. The use of estimates is an integral component of the financial reporting process; actual results could differ from those estimates.

The key assumptions underlying the Company’s accounting for material arrangements and the reasonably likely material effects of resolving any uncertainties on the Company’s allowance for doubtful accounts related to purchase advances. The production of the Company’s products requires custom-made equipment from its suppliers. To ensure that it can secure the required customized equipment, the Company often needs to make full prepayment for its intended purchases. As a standard practice in the petroleum extraction industry, the Company generally must submit a bid in order to secure the sales contract. The bidding process generally takes between one month to one year and the timing depends on the size of the overall project, which timing and size are generally controlled by its client. In order to secure timely purchase delivery and to meet its product delivery schedule, the Company normally prepays for the purchase advances if the Company believes that it is more than likely to win the bid for the sales contract which is accounted as pre-contract costs. After winning the bid and securing the sale contract, the Company normally needs to deliver its products approximately within one week to six months. Based on the Company’s historical experience, the Company generally is able to realize its purchase advances on the customized equipment that it orders. If it subsequently confirms that the Company is unable to secure the planned contracts with a customer after making the advance payments for these planned contracts, the Company evaluates the probable recoverability of the pre-contract cost and charges to expenses when the Company determines that the recovery of such pre-contract cost is improbable.

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

The carrying amounts reported in the consolidated balance sheets for trade accounts receivable, other receivables, purchase advances, trade accounts payable, accrued liabilities, advances from customers, investment payable, short-term bank loan and short-term borrowings approximate fair value because of the immediate or short-term maturity of these financial instruments.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Trade Accounts and Other Receivables, net - Accounts receivable are carried at original invoiced amount less a provision for any potential uncollectible amounts. Accounts are considered past due when the related receivables are more than a year old. Provision is made against trade accounts and other receivables to the extent they are considered to be doubtful. Accounts are written off after extensive efforts at collection. Other receivables arise from transactions with non-trade customers.

Notes Receivable, net - Notes receivable represent short-term notes receivables issued by reputable financial institutions that entitle the Company to receive the full-face amount from the financial institutions at maturity, which generally range from three to six months from the date of issuance.

Purchase Advances, net - Purchase advances are the amounts prepaid to suppliers for business activities, such as standard raw materials, supplies and services. These types of prepayments will be expensed when those products or services have been rendered or consumed.

Contract Assets - The Company recognizes an asset from the costs incurred to fulfill a contract when those costs meet all of the following criteria: (i) the costs relate directly to a contract or to an anticipated contract that the Company can specifically identify; (ii) the costs generate or enhance resources of the Company that will be used in satisfying (or in continuing to satisfy) performance obligations in the future; and (iii) the costs are expected to be recovered.

-	Pre-Contract Costs - Pre-contract costs are the amounts prepaid to suppliers for purchases of customized equipment in anticipation of obtaining planned contracts for the Company’s hardware and software revenues. If it subsequently confirms that the Company is unable to secure the planned contracts with a customer after making the advance payments for these planned contracts, the Company evaluates the probable recoverability of the pre-contract cost and charges to expenses when the Company determines that the recovery of such pre-contract cost is improbable.

-	Executed Contract Costs - Direct costs, such as material, labor, depreciation and amortization and subcontracting costs and indirect costs allocable to contracts include the costs of contract supervision, tools and equipment, supplies, quality control and inspection, insurance, repairs and maintenance for quality assurance purposes before clients’ initial acceptance. Once products are delivered, installed and debugged for intended use and accepted by a client, which may last from weeks to months (this process is decided by the client’s individual project construction arrangement), the Company records revenue based on the contract or the final clients’ acceptance. Minor costs for repair during the maintenance period after initial acceptance are recorded as cost of goods sold as they are incurred. All other general and administrative costs and selling costs are charged to expenses as incurred. The Company generally ships its products approximately one week to six months after production begins and the timing depends on the size of the overall project.

Inventories, net - Inventories are stated at the lower of cost or net realizable value, on a first-in-first-out basis. The methods of determining inventory costs are used consistently from year to year. Allowance for inventory obsolescence is provided when the market value of certain inventory items is lower than the cost.

Property and Equipment, net - Property and equipment are stated at cost. Depreciation on motor vehicles and office equipment is computed using the straight-line method over the estimated useful lives of the assets, which range from two to ten years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the assets.

Items	Useful life
Motor vehicles	5-10 years
Office equipment	2-5 years
Production equipment	10 years

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Long-Lived Assets - Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is determined based on the estimated discounted future cash flows expected to be generated by the asset. There were no impairments at June 30, 2018 and 2019.

Long-term investments

-

Cost method investment - For an investee over which the Company does not have significant influence and a controlling interest, the Company carries the investment at cost and recognizes income for any dividend received from the distribution of the investee’s earnings.

The Company reviews its cost method investment for impairment whenever an event or circumstance indicates that an other-than-temporary impairment has occurred. The Company considers available quantitative and qualitative evidence in evaluating potential impairment of its cost method investment. An impairment charge is recorded if the carrying amount of an investment exceeds its fair value and such excess is determined to be other-than-temporary. The Company recorded an approximately ¥4.0 million ($0.58 million) impairment loss on its cost method investment in unconsolidated entity during the year ended June 30, 2018.

-

Equity method investment - For an investee over which the Company has the ability to exercise significant influence, but does not have a controlling interest, the Company accounted for those using the equity method. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock of the investee between 20% and 50%. Other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate.

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Company did not record impairment losses on its equity method investment during the year ended June 30, 2019. The Company recorded an approximately ¥959,905 ($139,789) investment loss on its equity method investment in unconsolidated entity during the year ended June 30, 2019.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Revenue Recognition - The Company previously recognized revenue when the following four criteria are met: (1) persuasive evidence of an arrangement, (2) delivery has occurred or services have been provided, (3) the sales price is fixed or determinable, and (4) collectability is reasonably assured. Delivery does not occur until products have been shipped or services have been provided to the customers and the customers have signed a completion and acceptance report, risk of loss has transferred to the customers, customers’ acceptance provisions have lapsed, or the Company has objective evidence that the criteria specified in customers’ acceptance provisions have been satisfied. The sales price is not considered to be fixed or determinable until all contingencies related to the sale have been resolved. With adoption of Accounting Standard Codification (“ASC”) 606, “Revenue from Contracts with Customers”, revenue is now recognized when all of the following five steps are met: (i) identify the contract(s) with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; (v) recognize revenue when (or as) each performance obligation is satisfied. The Company applied the new revenue standard from July 1, 2018 and adopted a modified retrospective approach upon the adoption. The core principle underlying the new revenue recognition ASU is that the Company will recognize revenue to represent the transfer of goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when goods or services are provided to a customer.

Adoption of ASC Topic 606, "Revenue from Contracts with Customers"

The Company has completed its assessment of the impact of the new standard and adopted the new standard for all open contracts as of July 1, 2018 using the modified retrospective transition method, and applied the guidance to report new disclosures surrounding the Company’s recognition of revenue. The adoption of the new standard did not have a material impact on the financial position of the Company, the results of its operations or its cash flows as of and for the year ended June 30, 2019, and the Company’s internal controls over financial reporting. There was no cumulative effect of adopting the standard at the date of initial application in retained earnings. The Company’s Revenue Recognition accounting policy has been updated for the new standard. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods or providing services.

Disaggregation of Revenues

Revenues are recognized when control of the promised goods or services are transferred to our customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The following items represent the Company’s revenues disaggregated by revenue source. In accordance with ASC 606-10-50-5, the Company selects categories to present disaggregated revenue that depict how the nature, amount, timing, and uncertainty of revenues and cash flows are affected by economic factors and delivery conditions of products and fulfillment of obligations.

The Company’s disaggregation of revenues for the years ended June 30, 2019, 2018 and 2017 is disclosed in Note 26.

Automation Products and Software; Equipment and Accessories

The Company generates revenues primarily through delivery of standard or customized products and equipment, including automation products, furnaces and related accessories. Revenue is recognized when products are delivered, and acceptance reports are signed off by customers.

The sale of automation products or our specialized equipment when combined with services represent a single performance obligation for the development and construction of a single asset. The Company may also provide installation services to clients as there may be such obligation in contracts. The promises to transfer the equipment and installation are not separately identifiable, which is evidenced by the fact that the Company provides significant services of integrating the goods and services into a single deliverable for which the customer has contracted. For such sales arrangements, the Company recognizes revenue using input method, based on the relationship between actual costs incurred compared to the total estimated costs for the contract. Such method is adopted because the Company believes it best depicts the transfer of goods and services to the customer.

Oilfield Environmental Protection Service

The Company provides waste water treatment and oily sludge disposal service to oilfield and chemical industry companies and generates revenue from special equipment, self-developed chemical products and supporting service, transfer and treatment of oily sludge. Revenue is recognized when contract obligations have been performed. For such sales arrangements, the Company recognize revenue using input method, based on the relationship between actual costs incurred compared to the total estimated costs for the contract. Such method is adopted because the Company believes it best depicts the transfer of services to the customer.

Arrangements with Multiple Performance Obligations

Contracts with customers may include multiple performance obligations. For such arrangements, the Company will allocate revenues to each performance obligation based on its relative standalone selling price. We generally determine standalone selling prices based on the prices charged to customers or using expected cost-plus margin.

Performance Obligations - Performance obligations include delivery of products and installation of products. The Company recognizes revenue when performance obligations under the terms of a contract with its customer are satisfied. This occurs when the control of the goods and services have been transferred to the customer. Accordingly, revenue for sale of goods is generally recognized upon shipment or delivery depending on the shipping terms of the underlying contract. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods and providing installation services.

Amounts billed to customers for shipping and handling activities to fulfill the Company’s promise to transfer the goods are included in Sales, and costs incurred by the Company for the delivery of goods are classified as Cost of sales in the Consolidated Statements of Operations and Comprehensive Loss. Sales, value added, and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue. The Company generally offers assurance-type warranties for its products. The specific terms and conditions of those warranties vary depending upon the product. The Company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the warranty liability include historical product-failure experience and estimated repair costs for identified matters. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The amount accrued for expected returns and warranty claims was immaterial as of June 30, 2019. The amount of revenue recognized during the twelve months ended June 30, 2019 that was previously included within the deferred revenue and advances from customers balances was ¥122,996 ($17,912) and primarily relates to warranty liabilities and performance obligations that were satisfied in prior periods.

Practical Expedients Elected

Incremental Costs of Obtaining a Contract - The Company has elected the practical expedient permitted in ASC 340-40-25-4, which permits an entity to recognize incremental costs to obtain a contract as an expense when incurred if the amortization period will be less than one year.

Significant Financing Component - The Company has elected the practical expedient permitted in ASC 606-10-32-18, which allows an entity to not adjust the promised amount of consideration for the effects of a significant financing component if a contract has a duration of one year or less. As the Company’s contracts are typically less than one year in length, consideration will not be adjusted. The Company’s contracts include a standard payment term of 90 days to 180 days; consequently there is no significant financing component within contracts.

The following table provides changes to the opening balances of certain current assets accounts resulting from the adoption of the new guidance.

	June 30,	Impact of	July 1, 2018	July 1,
	2018	Adoption	(As adjusted)	2018
	RMB	RMB	RMB	U.S. Dollars
Inventories	¥7,972,115	¥(7,972,115)	¥-	$-
Other receivables	824,709	(824,709)	-	-
Purchase advances	5,334,829	(5,334,829)	-	-
Contract assets	-	14,131,653	14,131,653	2,057,968
Total contract assets	¥14,131,653	¥-	¥14,131,653	$2,057,968

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

Shipping and Handling Costs - Shipping and handling cost incurred to ship products to customers are included in selling and distribution expenses. Shipping and handling expenses were ¥752,656, ¥1,170,358 and ¥749,719 ($109,180) for the years ended June 30, 2017, 2018 and 2019, respectively.

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

The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position would be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. The Company has no uncertain tax position as of June 30, 2018 and 2019.

As of June 30, 2019, the tax years ended December 31, 2014 through December 31, 2018 for the Company’s People’s Republic of China (“PRC”) subsidiaries remain open for statutory examination by PRC tax authorities.

Loss per Share - Loss Per Share (“EPS”) is computed by dividing net loss by the weighted average number of ordinary shares outstanding. Diluted EPS are computed by dividing net loss by the weighted-average number of ordinary shares and dilutive potential ordinary share equivalents outstanding.

Potentially dilutive ordinary shares consist of ordinary shares issuable upon the conversion of ordinary stock options, restricted shares and warrants (using the treasury stock method). The effect from options, restricted shares and warrants would have been anti-dilutive due to the fact that the Company incurred a net loss for the years ended June 30, 2017, 2018 and 2019.

Reclassification - Certain prior year amounts had been reclassified to conform to the current period presentation. These reclassifications have no effect on the results of operations and cash flows previously reported.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), to increase the transparency and comparability about leases among entities. The new guidance requires lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. It also requires additional disclosures about leasing arrangements. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018, and requires a modified retrospective approach to adoption assuming the Company will remain an emerging growth company at that date. Early adoption is permitted. In September 2017, the FASB issued ASU No. 2017-13, which to clarify effective dates that public business entities and other entities were required to adopt ASC Topic 842 for annual reporting. A public business entity that otherwise would not meet the definition of a public business entity except for a requirement to include or the inclusion of its financial statements or financial information in another entity's filing with the SEC adopting ASC Topic 842 for annual reporting periods beginning after December 15, 2019, and interim reporting periods within annual reporting periods beginning after December 15, 2020. ASU No. 2017-13 also amended that all components of a leveraged lease be recalculated from inception of the lease based on the revised after tax cash flows arising from the change in the tax law, including revised tax rates. The difference between the amounts originally recorded and the recalculated amounts must be included in income of the year in which the tax law is enacted. The Company has not early adopted this update and it will become effective on July 1, 2020. The Company is currently evaluating the impact of this new standard on its financial statements and related disclosures.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement,” to improve the effectiveness of disclosures in the notes to financial statements related to recurring or nonrecurring fair value measurements by removing amounts and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels, and the valuation processes for Level 3 fair value measurements. The new standard requires disclosure of the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The amendments in this update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company expects that the adoption of this ASU will not have a material impact on the Company’s consolidated financial statements.

In October 2018, the FASB issued ASU 2018-17, "Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities". The new standard changes how entities evaluate decision-making fees under the variable interest entity guidance. The new standard is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted in any interim period after issuance. The standard should be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings at the beginning of the period of adoption. The Company expects that the adoption of this ASU will not have a material impact on the Company’s consolidated financial statements.

In November 2018, the FASB issued ASU 2018-19, “Codification Improvements to Topic 326, Financial Instruments-Credit Losses.” ASU 2018-19 clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with ASC 842, Leases. The Company expects that the adoption of this ASU will not have a material impact on the Company’s consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

NOTE 4. TRADE ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	June 30, 2018	June 30, 2019	June 30, 2019
Third Parties	RMB	RMB	U.S. Dollars
Trade accounts receivable	¥27,319,241	¥72,180,616	$10,511,536
Allowance for doubtful accounts	(3,065,234)	(3,645,334)	(530,863)
Total - third-parties, net	¥24,254,007	¥68,535,282	$9,980,673

	June 30, 2018	June 30, 2019	June 30, 2019
Related Party	RMB	RMB	U.S. Dollars
Urumqi Yikeli Automatic Control Equipment Co., Ltd.	¥-	¥3,409,912	$496,579
Total - related-party, net	¥-	¥3,409,912	$496,579

Provision made for doubtful accounts of accounts receivable due from third parties was ¥1,137,238 for the year ended June 30, 2017, net recovery of provision made for doubtful accounts of accounts receivables due to third parties was ¥1,013,100 for the year ended June 30, 2018 and provision made for doubtful accounts of accounts receivable due from third parties was ¥392,929 ($57,221) for the year ended June 30, 2019.

Movement of allowance for doubtful accounts is as follows:

	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	U.S. Dollars
Beginning balance	¥4,265,505	¥3,252,405	$473,642
Charge to (reversal of) expense	(1,013,100)	392,929	57,221
Ending balance	¥3,252,405	¥3,645,334	$530,863

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5. NOTES RECEIVABLE

Notes receivables represented the non-interest-bearing commercial bills the Company received from the customers for the purpose of collection of sales amount, which ranged from three to six months from the date of issuance. As of June 30, 2018 and 2019, notes receivable were ¥3,995,962 and ¥3,073,680 ($447,615), respectively, As of June 30, 2018 and 2019, no notes were guaranteed or collateralized.

NOTE 6. OTHER RECEIVABLES, NET

Other receivables, net consisted of the following:

Third Party	June 30, 2018	June 30, 2019	June 30, 2019
Current Portion	RMB	RMB	U.S. Dollars
Business advances to officers and staffs (A)	1,787,866	1,013,971	147,663
Deposits for projects	1,645,620	1,400,892	204,009
VAT recoverable	1,438,949	3,803,556	553,905
Others	1,390,448	1,348,913	196,440
	6,262,883	7,567,332	1,102,017
Less: Long term portion (B)	-	(440,015)	(64,079)
Allowance for doubtful accounts	(901,930)	(1,461,724)	(212,868)
Other receivable - current portion	¥5,360,953	¥5,665,593	$825,070

Provision for doubtful accounts of other receivables was ¥247,612, ¥109,302 and ¥259,766 ($37,829) for the years ended June 30, 2017, 2018 and 2019, respectively.

(A)	Business advances to officers and staffs represent advances for business travel and sundry expenses related to oilfield or on-site installation and inspection of products through customer approval and acceptance.

(B)	Long-term portion are mainly tender deposits for large-scale projects or rental contracts. These funds may not be collected back until projects are finished or contracts are completed.

Movement of allowance for doubtful accounts is as follows:

	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	U.S. Dollars
Beginning balance	¥1,505,419	¥901,930	$131,346
Charge to expense	109,302	259,766	37,829
Add: reversal of (less: write-off) bad debt allowance	(712,791)	300,028	43,693
Ending balance	¥901,930	¥1,461,724	$212,868

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7. LOANS TO THIRD PARTIES

	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	U.S. Dollars
Working fund to third party companies	¥1,960,000	¥4,960,000	$722,316
Allowance for doubtful accounts	-	-	-
Total Loans to third parties	¥1,960,000	¥4,960,000	$722,316

Loans to third-parties are mainly used for short-term funding to support the Company’s external business partners. These loans bear no interest and have terms of no more than one year. The Company periodically reviewed the loans to third parties as to whether their carrying values remain realizable. The Company believes that the risk associated with the above loans are relatively low based on the evaluation of the creditworthiness of these third-party debtors and the relationships with them. As the date of the report, ¥4,197,320 (approximately $617,000) was collected by the Company and the remaining part was expected to be paid in full by end of October 2019.

NOTE 8. PURCHASE ADVANCES, NET

The Company purchased products and services from third parties during the normal course of business. Purchase advances, net consisted of the following:

	June 30, 2018	June 30, 2019	June 30, 2019
Third Party	RMB	RMB	U.S. Dollars
Capitalized pre-contract costs	¥1,508,491	¥-	$-
Capitalized contract costs	4,221,942	-	-
Prepayment for others	7,376,745	1,592,076	231,852
Allowance for doubtful accounts	(452,632)	(248,500)	(36,189)
Total	¥12,654,546	¥1,343,576	$195,663

Provision for doubtful accounts of purchase advances was ¥381,436 and ¥62,556 for the years ended June 30, 2017 and 2018, respectively, and net recovery of provision made for doubtful accounts of purchase advances was ¥41,919 ($6,105) for the year ended June 30, 2019.

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

Movement of allowance for doubtful accounts is as follows:

	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	U.S. Dollars
Beginning balance	¥401,790	¥452,632	$65,916
Charge to (reversal of) expense	62,556	(41,919)	(6,105)
Less: write-off	(11,714)	(162,212)	(23,622)
Ending balance	¥452,632	¥248,500	$36,189

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9. INVENTORIES, NET

Inventories consisted of the following:

	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	U.S. Dollars
Small component parts	¥55,726	¥57,060	$8,310
Purchased goods and raw materials	59,328	226,868	33,038
Work in process and goods on site	5,155,215	533,924	77,754
Finished goods	2,888,096	452,671	65,922
Allowance for slow moving inventory	(1,399,524)	-	-
Total inventories, net	¥6,758,841	¥1,270,523	$185,024

Provisions for slow moving inventory was ¥Nil, ¥65,245 and ¥65,380 ($9,521) for the years ended June 30, 2017, 2018 and 2019, respectively.

Movement of allowance for slow-moving inventories is as follows:

	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	U.S. Dollars
Beginning balance	¥4,024,663	¥1,399,524	$203,810
Charge to cost of sales	65,245	65,380	9,521
Less: Selling of slow-moving items	(2,690,384)	(1,464,904)	(213,331)
Ending balance	¥1,399,524	¥-	$-

NOTE 10. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	U.S. Dollars
Motor vehicles	¥4,456,156	¥4,923,152	$716,951
Office equipment and fixtures	1,239,914	1,350,235	196,632
Production equipment	1,609,500	2,580,628	375,812
Total property and equipment	7,305,570	8,854,015	1,289,395
Less: Accumulated depreciation	(4,134,461)	(5,192,694)	(756,203)
Property and equipment, net	¥3,171,109	¥3,661,321	$533,192
Construction in progress	¥11,779,784	¥21,524,994	$3,134,647

On August 4, 2017, Gan Su BHD purchased the land use right of state-owned construction land in Yumen, Gan Su, in the amount of ¥1,361,969 ($198,341). The land use right was intended to establish production line of the oily sludge disposal projects. As of June 30, 2019, the main construction of the project has completed, and the total cost incurred in the project was ¥21,524,994 ($3,134,647). Currently, the project is in the testing stage and Gan Su BHD has received its temporary hazardous waste operating permit. Management expects the project will be ready for its intended use and put into production by December 2019.

Depreciation expenses was ¥856,735, ¥1,092,206 and ¥1,096,772 ($159,721) for the years ended June 30, 2017, 2018 and 2019, respectively.

Gain from property and equipment disposal was ¥35,919, ¥78,285 and ¥Nil for the years ended June 30, 2017, 2018 and 2019, respectively.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - LAND USE RIGHTS

Land use rights consisted of the following:

	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	U.S. Dollars
Land use rights	¥1,361,969	¥1,361,969	$198,341
Less: accumulated amortization	(26,843)	(54,082)	(7,876)
Land use rights, net	¥1,335,126	¥1,307,887	$190,465

As of June 30, 2018 and 2019, no land use rights are collateralized or pledged.

Amortization expenses was ¥Nil, ¥26,843 and ¥27,239 ($3,967) for the years ended June 30, 2017, 2018 and 2019, respectively.

The estimated future amortization expenses are as follows:

Twelve months ending June 30,	RMB	U.S. Dollars
2020	¥27,239	$3,967
2021	27,239	3,967
2022	27,239	3,967
2023	27,239	3,967
2024	27,239	3,967
Thereafter	1,171,692	170,630
Total	¥1,307,887	$190,465

NOTE 12 – INVESTMENT IN UNCONSOLIDATED ENTITY

Investment in unconsolidated entity consisted of the following:

	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	U.S. Dollars
Future Gas Station (Beijing) Technology, Ltd	¥4,037,736	¥35,116,707	$5,113,984
Impairment for long-term investment	(4,037,736)	(4,037,736)	(588,008)
Total	¥-	¥31,078,971	$4,525,976

On December 15, 2017, the Company signed a subscription agreement with Future Gas Station (Beijing) Technology, Ltd (“FGS”). Established in January 2016, FGS is a service company focusing on providing new technical applications and data operations to gas stations of oil companies such as PetroChina Co., Ltd. With its DT Refuel mobile application, FGS provides solutions to gas stations to improve their operations and their customers' experience. Pursuant to the subscription agreement, Recon held 8% equity interest of FGS. As of June 30, 2018, Recon had invested ¥4,037,736 in FGS as terms and conditions are achieved based on mutually-agreed payment schedule. Based on the financial results of FGS for the year ended June 30, 2018, FGS was in the loss position and had accumulated deficit in equity. Based on the management's assessment, the Company did not expect to recover the investment in the near future. Therefore, the Company considered that there was other than temporary impairment and recorded a full impairment of the investment. As a result, the Company recorded ¥4,037,736 impairment loss during the year ended June 30, 2018.

On August 21, 2018, the Company entered into a definitive investment agreement and a supplemental agreement (collectively, the “Agreement”) with FGS and the other shareholders of FGS. Following full performance under the Agreement, Recon will own 43% of FGS. As consideration for increasing its affiliates’ interest in FGS from 8% to 43%, the Company will (1) pay a total of RMB 10 million in cash to FGS and (2) issue 2,435,284 restricted ordinary shares of the Company (the “Restricted Shares”) to the other shareholders of FGS within 30 days after FGS finalizes recording the Company’s corresponding interest at the local governmental agency. If FGS does not reach certain performance goals, the Company has the right to cancel all of the Restricted Shares and without further payment. The Restricted Shares are also subject to lock-up period requirements that vary for each of FGS shareholders, from one year to three years following issuance of the Restricted Shares. FGS has finalized recording Recon’s corresponding interest at the local governmental agency, and Recon has issued 2,435,284 Restricted Shares in total to the other shareholders of FGS in August 2018.

As of June 30, 2019, the Company has the investment amount of ¥35,116,707 ($5,113,984) in FGS, of which RMB 8.0 million was paid in cash, and owns 43% of the equity interests of FGS. The investments are accounted for using the equity method because the Company has significant influence, but no control of FGS. The Company recorded loss of ¥959,905 ($139,789) for the year ended June 30, 2019 from the investment, which was included in “Loss from investment in unconsolidated entity” in the consolidated statements of operations and comprehensive loss. As of the date of this report, the Company is still obliged to pay RMB 6.4 million to FGS.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13. OTHER PAYABLES

Other payables consisted of the following:

	June 30, 2018	June 30, 2019	June 30, 2019
Third Party	RMB	RMB	U.S. Dollars
Service	¥1,356,676	¥1,341,617	$195,378
Distributors and employees	90,130	219,095	31,906
Funds collected on behalf of others	895,022	-	-
Advances from customers	157,856	120,000	17,475
Accrued expenses	411,898	393,274	57,272
Others	344,228	292,424	42,586
Total	¥3,255,810	¥2,366,410	$344,617

	June 30, 2018	June 30, 2019	June 30, 2019
Related Party	RMB	RMB	U.S. Dollars
Expenses paid by the major shareholders	¥2,767,349	¥2,029,908	$295,612
Due to family member of the owner of BHD	193,143	-	-
Due to management staff for costs incurred on behalf of the Company	250,965	260,965	38,004
Total	¥3,211,457	¥2,290,873	$333,616

NOTE 14. TAXES PAYABLE

Taxes payable consisted of the following:

	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	U.S. Dollars
VAT payable	¥382,361	¥1,732,736	$252,335
Income tax payable	43,556	440,031	64,081
Other taxes payable	5,996	8,080	1,176
Total taxes payable	¥431,913	¥2,180,847	$317,592

NOTE 15. SHORT-TERM BANK LOAN

Short-term bank loan consisted of the following:

	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	U.S. Dollars
Bank of Nanjing, 5.655% annual interest, due on June 11, 2020	¥-	¥2,500,000	$364,071
Total short-term bank loan	¥-	¥2,500,000	$364,071

The loan is guaranteed by one of the founders of the Company.

Interest expense for the short-term bank loan was ¥Nil, ¥Nil and ¥2,749 ($400) for the years ended June 30, 2017, 2018 and 2019, respectively.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16. SHORT-TERM BORROWINGS

Short-term borrowings due to third party consisted of the following:

	June 30, 2018	June 30, 2019	June 30, 2019
Short-term borrowings due to third party:	RMB	RMB	U.S. Dollars
Short-term borrowing, 10% annual interest, due on September 8, 2019	¥-	¥1,081,096	$157,438
Total short-term borrowings due to third party	¥-	¥1,081,096	$157,438

Interest expense for short-term borrowings due to third party was ¥Nil, ¥Nil and ¥81,096 ($11,810) for the years ended June 30, 2017, 2018 and 2019, respectively.

The principle of this short-term borrowing was repaid in full by the Company on August 31, 2019.

Short-term borrowings due to related party consisted of the following:

	June 30, 2018	June 30, 2019	June 30, 2019
Short-term borrowings due to related party:	RMB	RMB	U.S. Dollars
Short-term borrowing from a Founder, 5.65% annual interest, due on December 15, 2018 *	¥5,011,782	¥-	$-
Short-term borrowing from a Founder, 5.65% annual interest, due on March 31, 2019*	4,006,283	-	-
Short-term borrowing from a Founder, 5.65% annual interest, due on December 19, 2019	-	5,008,640	729,400
Short-term borrowing from a Founder, 5.65% annual interest, due on March 27, 2020	-	4,001,885	582,787
Total short-term borrowings due to related party	¥9,018,065	¥9,010,525	$1,312,187

No short-term borrowings due to related party were guaranteed or collateralized at June 30, 2018 and 2019.

Interest expense for short-term borrowings due to related party was ¥548,878, ¥325,185 and ¥508,474 ($74,048) for the years ended June 30, 2017, 2018 and 2019, respectively.

* The Company repaid the loans in full on maturity date.

NOTE 17. LONG-TERM BORROWINGS DUE TO RELATED PARTY

Long-term borrowings due to related party consisted of the following:

	June 30, 2018	June 30, 2019	June 30, 2019
Long-term borrowings due to related party:	RMB	RMB	U.S. Dollars
Long-term borrowing from a Founder, monthly payments of ¥126,135 inclusive of interest at 8.90%, ten years loan, due in November 2027.	¥9,663,729	¥8,977,001	¥1,307,305
Less: current portion	(719,895)	(780,797)	(113,706)
Total long-term borrowings due to related party	¥8,943,834	¥8,196,204	$1,193,599

No long-term borrowings due to related party were guaranteed or collateralized at June 30, 2018 and 2019.

Interest expense for long-term borrowings due to related party was ¥Nil, ¥546,676 and ¥826,895 ($120,419) for the years ended June 30, 2017, 2018 and 2019, respectively.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The future maturities of long-term borrowings due to related party at June 30, 2019 are as follows:

Twelve months ending June 30,	RMB	U.S. Dollars
2020	¥780,797	$113,706
2021	816,952	118,971
2022	892,701	130,002
2023	975,474	142,057
2024	1,065,921	155,228
Thereafter	4,445,156	647,341
Total	¥8,977,001	$1,307,305

NOTE 18. ORDINARY SHARES

Stock offering

On November 11, 2017, the Company issued 221,268 shares for unpaid management’s salary of ¥1,554,908 ($226,085) based on the stock closing price of $1.06 on the same day.

On November 20, 2017, the Company entered into a securities purchase agreement (the “Agreement”) with the Chairman of board of the Company (“Chairman”), pursuant to which the Chairman agreed to purchase an aggregate of 3 million unregistered restricted shares for gross proceeds of $4.8 million, a per-share purchase price of $1.60. After deducting the placement agent’s commission and other estimated offering expenses payable by the Company, the net proceeds to the Company were approximately $4.5 million. The purchase price was paid in two installments of $2.4 million each. The first installment was paid on November 20, 2017, and the second installment was paid on January 19, 2018. The Chairman used his own personal funds to pay the purchase price amount. The Chairman designated Xinhaixin International Holdings Limited (“Xinhaixin”) to receive the shares. On January 19, 2018, the Company issued the 3 million shares to Xinhaixin, the wholly owned company of the Chairman.

On January 22, 2018, The Company and certain institutional investors entered into a securities purchase agreement in connection with an offering, pursuant to which the Company agreed to sell an aggregate of 3,592,500 ordinary shares. The purchase price was $1.66 per ordinary share and all shares were issued on January 24, 2018. The aggregate gross proceeds was $5,963,550. After deducting the placement agent’s commission and other estimated offering expenses payable by the Company, the net proceeds to the Company were approximately $5.3 million. The Company is using the net proceeds of the offering for general corporate purposes and working capital.

On August 21, 2018, the Company entered into a definitive investment agreement and a supplemental agreement (collectively, the “Agreement”) with FGS and the other shareholders of FGS. Following full performance under the Agreement, Recon will own 43% of FGS. As consideration for increasing its affiliates’ interest in FGS from 8% to 43%, the Company will (1) pay a total of RMB 10 million in cash to FGS and (2) issue 2,435,284 restricted ordinary shares of the Company (the “Restricted Shares”) to the other shareholders of FGS within 30 days after FGS finalizes recording the Company’s corresponding interest at the local governmental agency. If FGS does not reach certain performance goals, the Company has the right to cancel without further payment part or all of the Restricted Shares. The Restricted Shares are also subject to lock-up period requirements that vary for each FGS shareholder, from one year to three years following issuance of the Restricted Shares. FGS has finalized recording Recon’s corresponding interest at the local governmental agency, and Recon issued 2,435,284 Restricted Shares in total to the other shareholders of FGS at a price of $1.2875 per restricted share on September 21, 2018.

Appropriated Retained Earnings - According to the Memorandum and Articles of Association, the Company is required to transfer a certain portion of its net profit, as determined under PRC accounting regulations, from current net income to the statutory reserve fund. In accordance with the PRC Company Law, companies are required to transfer 10% of their profit after tax, as determined in accordance with PRC accounting standards and regulations, to the statutory reserves until such reserves reach 50% of the registered capital or paid-in capital of the companies. As of June 30, 2018 and 2019, the balance of total statutory reserves was ¥4,148,929 and ¥4,148,929 ($604,201), respectively.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19. STOCK-BASED COMPENSATION

Stock-Based Awards Plan

2015 Incentive Plan – The Company granted options to purchase 400,000 ordinary shares to its employees and non-employee director on January 31, 2015. The options have an excise price of $1.65, which was equal to the share price of the Company’s ordinary shares at January 31, 2015, which vested equally over a period of three years, with one-third vesting on January 31, 2016. The options expire ten years after the date of grant, on January 31, 2025. The Company recognizes compensation cost for awards with graded vesting on a straight-line basis over the requisite service period for the entire award. The grant date fair value of the options was ¥10.13 ($1.65) per share.

The following is a summary of the stock options activity:

Stock Options	Shares	Weighted Average Exercise Price Per Share
Outstanding as of June 30, 2017	815,600	$3.04
Granted	-	-
Forfeited	-	-
Exercised	-	-
Outstanding as of June 30, 2018	815,600	$3.04
Granted	-	-
Forfeited	-	-
Exercised	-	-
Outstanding as of June 30, 2019	815,600	$3.04

The following is a summary of the status of options outstanding and exercisable at June 30, 2019:

Outstanding Options			Exercisable Options
Average Exercise Price	Number	Average Remaining Contractual life (Years)	Average Exercise Price	Number	Average Remaining Contractual life (Years)
$6.00	193,000	0.08	$6.00	193,000	0.08
$2.96	222,600	2.74	$2.96	222,600	2.74
$1.65	400,000	5.59	$1.65	400,000	5.59
	815,600

The Share-based compensation expense recorded for stock options granted was ¥2,039,446, ¥840,286 and ¥Nil for the years ended June 30, 2017, 2018 and 2019, respectively. No unrecognized share-based compensation for stock options as of June 30, 2019.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Restricted Shares to Senior Management

As of June 30, 2019, the Company has granted restricted shares of common stock to senior management as follows:

On January 31, 2015, the Company granted 150,000 restricted shares to the Chief Executive Officer (“CEO”) and 150,000 restricted shares to the Chief Technology Officer (“CTO”) at an aggregate value of $495,000, based on the stock closing price of $1.65 at January 31, 2015. These restricted shares were vested over three years with one-third of the shares vesting every year from the grant date. All granted shares under this plan are fully vested on January 31, 2018.

On October 18, 2015, the Company granted 800,000 restricted shares to its employees and non-employee director as compensation cost for awards. The fair value of the restricted shares was $704,000 based on the closing stock price $0.88 at October 18, 2015. These restricted shares were vested over three years with one-third of the shares vesting every year from the grant date. As of June 30, 2017, 19,000 shares were forfeited and went back to the incentive pool due to some staffs’ resignation. All granted shares under this plan are fully vested on October 18, 2018.

On July 27, 2016, the Company granted 876,000 restricted shares to its employees and non-employee director as compensation cost for awards. The fair value of the restricted shares was $963,600 based on the closing stock price $1.10 at July 27, 2016. The Company also re-granted the previously forfeited 19,000 to its employees. These restricted shares will vest over three years with one-third of the shares vesting every year from the grant date. As of June 30, 2019, 596,667 shares were vest and 298,333 will not be vested until July 27, 2019.

On December 9, 2016, the Company approved management's new plan based on future performance for the three fiscal years from 2017 to 2019. The Company also agreed on front-issuing of shares based on the optimism situation, thus non-vested 3.01 million shares were issued to management on January 23 2017. The fair value of the restricted shares was $4,063,500 based on the closing stock price $1.35 at December 9, 2016. 800,000 shares were vested during the year ended June 30, 2018 based on the financial results for the year ended June 30, 2017. 960,000 shares were vested during the year ended June 30, 2019 based on the financial results for the year ended June 30, 2018. Prior to the filing of the annual report for the years ending June 30, 2018 and 2019, the remaining 1,250,000 shares under this plan may not be sold, transferred, hypothecated, voted or otherwise used for any purpose, and any shares that are not earned as stated above will be automatically cancelled without payment by the transfer agent of the Company.

On October 13, 2017, the Company granted 900,000 restricted shares to its employees as compensation cost for awards. The fair value of the restricted shares was $919,800 based on the closing stock price $1.02 at October 13, 2017. These restricted shares will vest over three years with one-third of the shares vesting every year from the grant date. The first 300,000 shares were vested on October 13, 2018. The remaining 600,000 will not be vested until October 13, 2019 and 2020, respectively.

On August 21, 2018, the Company granted 1,956,000 restricted shares to its employees as compensation cost for awards. The fair value of the restricted shares was $2,523,240 based on the closing stock price $1.29 at August 21, 2018. These restricted shares will vest over three years with one-third of the shares vesting every year from the grant date. The above-mentioned shares will not be vested until August 21, 2019, 2020 and 2021, respectively.

1,563,667 and 858,667 restricted shares were issued and outstanding for the years ended June 30, 2018 and 2019, respectively, for all the plans mentioned above.

The share-based compensation expense recorded for restricted shares issued for management was ¥12,904,723, ¥14,621,838 and ¥21,288,204 ($3,100,164) for the years ended June 30, 2017, 2018 and 2019, respectively. The total unrecognized share-based compensation expense of restricted shares issued for management as of June 30, 2019 was approximately ¥15.23 million ($2.22 million), which is expected to be recognized over a weighted average period of approximately 1.97 years.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Restricted Shares for service

As of June 30, 2019, the Company has granted restricted ordinary shares to consultants as follows:

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

On March 31, 2017, the Company approved the grant of 200,000 restricted shares with a value of $256,020 based on the closing stock price of $1.2801 on March 31, 2017 to designees of an independent consulting firm as payment for accounting management and consulting service. The vesting period of these shares was two-year from the date of contract. The 200,000 restricted shares were issued on November 17, 2017 and September 13, 2018, respectively.

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

On August 27, 2018, the Company approved the grant of 25,000 restricted shares with a value of $32,000 based on the closing stock price of $1.28 on August 27 to a company as payment for promotion PR/IR service. The vesting period of these shares was one year from the date of contract. 25,000 restricted shares were issued under this plan on August 27, 2018, and 21,111 restricted shares were vested as of June 30, 2019.

The Share-based compensation expense recorded for restricted shares issued for service was ¥8,399,240, ¥3,050,896 and ¥845,781 ($123,170) for the years ended June 30, 2017, 2018 and 2019, respectively.  The total unrecognized share-based compensation expense of restricted shares issued for service as of June 30, 2019 was approximately ¥34,181 ($4,978), which is expected to be recognized over a weighted average period of approximately 0.16 years.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Following is a summary of the restricted shares granted:

Restricted stock grants	Shares
Non-vested as of June 30, 2017	4,925,667
Granted	900,000
Vested	(1,783,667)
Non-vested as of June 30, 2018	4,042,000
Granted	1,981,000
Vested	(1,914,778)
Non-vested as of June 30, 2019	4,108,222

The following is a summary of the status of restricted stock at June 30, 2019:

Outstanding Restricted Shares
Fair Value per Share	Number	Average Remaining Amortization Period (Years)
$1.10	298,333	0.07
$1.02	600,000	1.29
$1.29	1,956,000	2.15
$1.35	1,250,000	0.25
$1.28	3,889	0.16
	4,108,222

NOTE 20. INCOME TAX

The Company is not subject to any income taxes in the United States or the Cayman Islands and had minimal operations in jurisdictions other than the PRC. BHD and Nanjing Recon are subject to PRC’s income taxes as PRC domestic companies. The Company follows Implementing Rules for the Enterprise Income Tax Law (“Implementing Rules”), which took effect on January 1, 2008 and unified the income tax rate for domestic-invested and foreign-invested enterprises at 25%.

Nanjing Recon was approved as a government-certified high-technology company and is subject to a reduced income tax rate of 15% through November 30, 2019.

As approved by the domestic tax authority in the PRC, BHD was recognized as a government-certified high-technology company on November 25, 2009 and is subject to a reduced income tax rate of 15% through November 25, 2018. BHD reapplied for a high-technology company certificate, and the new certificate was approved as October 31, 2018 and will expire on October 31, 2021.

Income (loss) before provision for income taxes consisted of:

	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	U.S. Dollars
Outside China areas	¥(21,599,806)	¥(28,447,953)	¥(4,142,826)
China	(23,759,198)	3,064,024	446,208
Total	¥(45,359,004)	¥(25,383,929)	$(3,696,618)

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Deferred tax asset, net is composed of the following:

	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	U.S. Dollars
Allowance for doubtful receivables	¥703,545	¥832,515	¥121,238
Impairment loss from investment in unconsolidated entity	605,660	605,660	88,201
Net operating loss carryforwards	6,911,270	7,456,198	1,085,833
Less: Valuation allowance	(8,220,475)	(8,894,373)	(1,295,272)
Deferred income tax assets, net	¥-	¥-	$-

Following is a reconciliation of income tax expense at the effective rate to income tax at the calculated statutory rates:

	For the years ended June 30,
	2017	2018	2019	2019
	RMB	RMB	RMB	U.S. Dollars
Income tax benefits calculated at PRC statutory rates	¥(580,551)	¥(5,679,505)	¥(6,318,111)	$(920,095)
Nondeductible expenses and others	93,709	(65,427)	(56,127)	(8,174)
Favorable tax rate impact	232,221	2,009,486	6,378,169	928,842
Benefit of revenue exempted from enterprise income tax	(19,919)	(55,748)	(279,352)	(40,682)
Change in valuation allowances	602,583	3,869,157	673,898	98,139
Tax refund	(20,143)	(61,733)	-	-
Provision for income tax	¥307,900	¥16,230	¥398,477	$58,030

The Company’s income tax expense is composed of the following:

	For the years ended June 30,
	2017	2018	2019	2019
	RMB	RMB	RMB	U.S. Dollars
Current income tax provision	¥307,900	¥16,230	¥398,477	$58,030
Deferred income tax provision	-	-	-	-
Expense for income tax	¥307,900	¥16,230	¥398,477	$58,030

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21. NON-CONTROLLING INTEREST

Non-controlling interest consisted of the following:

	As of June 30, 2018
		Nanjing	Gan Su	Qinghai
	BHD	Recon	BHD	BHD	Total	Total
	RMB	RMB	RMB	RMB	RMB	U.S. Dollars
Paid-in capital	¥1,651,000	¥200,000	¥3,500,000	¥200,000	¥5,551,000	$838,544
Unappropriated retained earnings	3,152,687	3,491,859	(548,899)	(754,014)	5,341,633	806,918
Accumulated other comprehensive loss	(18,850)	(11,853)	-	-	(30,703)	(4,638)
Total non-controlling interests	¥4,784,837	¥3,680,006	¥2,951,101	¥(554,014)	¥10,861,930	$1,640,824

	As of June 30, 2019
		Nanjing	Gan Su	Qinghai
	BHD	Recon	BHD	BHD	Total	Total
	RMB	RMB	RMB	RMB	RMB	U.S. Dollars
Paid-in capital	¥1,651,000	¥200,000	¥4,350,000	¥-	¥6,201,000	$903,040
Unappropriated retained earnings	3,477,493	3,616,002	(1,351,699)	(826,664)	4,915,132	715,783
Accumulated other comprehensive loss	(18,850)	(11,853)	-	-	(30,703)	(4,471)
Total non-controlling interests	¥5,109,643	¥3,804,149	¥2,998,301	¥(826,664)	¥11,085,429	$1,614,352

NOTE 22. CONCENTRATIONS

For the year ended June 30, 2017, CNPC represented approximately 72% and another customer represented approximately 10% of the Company’s revenue. At June 30, 2017, CNPC accounted for 32% and another three customers accounted for 18%, and 14% and 10% of the Company’s trade accounts receivable, net, respectively.

For the year ended June 30, 2018, CNPC represented approximately 45% and another customer represented approximately 43% of the Company’s revenue. At June 30, 2018, CNPC accounted for 29% and another two customers accounted for 22% and 14% of the Company’s trade accounts receivable, net, respectively.

For the year ended June 30, 2019, CNPC represented approximately 39% and another two customers represented approximately 24% and 12% of the Company’s revenue, respectively. At June 30, 2019, CNPC accounted for 31% and another three customers accounted for 18%, 14% and 10% of the Company’s trade accounts receivable, net, respectively.

NOTE 23. COMMITMENTS AND CONTINGENCY

(a)	Office Leases

The Company entered into six non-cancellable operating lease agreements for office spaces and factories. Future payments under such leases are as follows as of June 30, 2019:

Twelve months ending June 30,	RMB	U.S. Dollars
2020	¥1,875,092	$273,066
Total	¥1,875,092	$273,066

Rent expense for the years ended June 30, 2017, 2018 and 2019 was ¥1,664,128, ¥2,8596,809 and ¥2,659,570 ($387,308), respectively.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b) Contingency

The Labor Contract Law of the PRC requires employers to assure the liability of severance payments if employees are terminated and have been working for the employers for at least two years prior to January 1, 2008. The employers will be liable for one month of severance pay for each year of the service provided by the employees. As of June 30, 2019, the Company estimated its severance payments of approximately ¥3.3 million ($0.5 million) which has not been reflected in its consolidated financial statements, because management cannot predict what the actual payment, if any, will be in the future.

(c) Purchase commitment

The total future minimum purchase commitment under the non-cancellable purchase contracts as of June 30, 2019 are payable as follows:

Year ending June 30,	Minimum purchase commitment
2019	¥864,433	$125,886
Thereafter	-	-
Total minimum payments required	¥864,433	$125,886

NOTE 24. RELATED PARTY TRANSACTIONS AND BALANCES

Sales to related party – Sales to related party consisted of the following:

	For the years ended June 30,
	2017	2018	2019	2019
	RMB	RMB	RMB	U.S. Dollars
Urumqi Yikeli Automatic Control Equipment Co., Ltd.*	¥-	¥577,009	¥3,726,894	$542,741
Total revenues from related party	¥-	¥577,009	¥3,726,894	$542,741

Prepaid expenses - related parties – Prepaid expenses - related parties consisted of the following:

	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	U.S. Dollars
Founders	¥-	¥132,600	$19,311
Founders' family member	-	85,000	12,378
Total prepaid expenses - related parties	¥-	¥217,600	$31,689

Leases from related parties - The Company has various agreements for the lease of office space owned by the Founders and their family members. The terms of the agreement state that the Company will continue to lease the property at a monthly rent of ¥140,000 with annual rental expense at ¥1.68 million ($0.24 million). The details of leases from related parties are as below:

			Monthly Rent	Monthly Rent
Lessee	Lessor	Rent Period	RMB	USD
Nanjing Recon	One of the Founders	April 1, 2018 - March 31, 2020	¥60,000	$8,738
BHD	One of the Founders	January 1, 2019 - December 31, 2019	22,500	3,277
BHD	Founders' family member	January 1, 2019 - December 31, 2019	47,500	6,917
Recon-BJ	One of the Founders	July 1, 2019 - June 30, 2020	10,000	1,456

Short-term borrowings from related party - The Company borrowed ¥9,018,065 and ¥9,010,525 ($1,312,187) from one of the Founders as of June 30, 2018 and 2019, respectively. For the specific terms and interest rates of the borrowings, see Note 16.

Long-term borrowings from related party - The Company borrowed ¥9,663,729 and ¥8,977,001 ($1,307,305) from one of the Founders as of June 30, 2018 and 2019, respectively. For the specific terms and interest rates of the borrowings, see Note 17.

Expenses paid by the owner on behalf of Recon - Shareholders of our VIEs paid certain operating expenses for the Company. As of June 30, 2018 and 2019, ¥2,767,349 and ¥2,029,908 ($295,612) was due to them, respectively. See Note 13.

Other related party transaction - In connection with the Company’s ¥2.5 million loan from Bank of Nanjing, one of the founders provided a guarantee to this bank borrowing (see Note 15).

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25. Variable Interest Entities

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

Summary information regarding consolidated VIEs is as follows:

	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	U.S. Dollars
ASSETS
Current Assets
Cash and cash equivalents	¥7,336,672	¥444,763	$64,770
Notes receivable	3,995,962	3,073,680	447,615
Trade accounts receivable, net	24,254,007	71,945,194	10,477,252
Purchase advances, net	12,654,546	1,343,576	195,663
Other assets	14,281,461	16,578,876	2,414,353
Total current assets	62,522,648	93,386,089	13,599,653

Non-current assets	20,966,716	38,591,721	5,620,044
Total Assets	¥83,489,364	¥131,977,810	$19,219,697

LIABILITIES
Trade accounts payable	¥8,754,347	¥14,089,293	$2,051,799
Taxes payable	278,184	2,027,076	295,200
Other liabilities	14,730,356	23,514,531	3,424,380
Total current liabilities	23,762,887	39,630,900	5,771,379

Non-current liabilities	8,943,834	8,196,204	1,193,599
Total Liabilities	¥32,706,721	¥47,827,104	$6,964,978

The financial performance of VIEs reported in the consolidated statement of operations and comprehensive loss for the year ended June 30, 2017 includes revenues of ¥60,054,462, operating expenses of ¥18,074,743, and net loss of ¥2,757,013. The financial performance of VIEs reported in the consolidated statement of operations and comprehensive loss for the year ended June 30, 2018 includes revenues of ¥84,712,046, operating expenses of ¥22,441,733, and net loss of ¥22,734,249. The financial performance of VIEs reported in the consolidated statement of operations and comprehensive loss for the year ended June 30, 2019 includes revenues of ¥102,384,327 ($14,910,049), operating expenses of ¥21,501,642 ($3,131,246), and net income of ¥3,500,635 ($509,791).

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26. SEGMENT REPORTING

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

The following tables present summary information by segment for the years ended June 30, 2017, 2018 and 2019, respectively:

	For the year ended June 30,
	2017	2018	2019	2019
	RMB	RMB	RMB	U.S. Dollars
Automation product and software	¥22,399,066	¥18,989,924	¥63,577,177	$9,258,632
Equipment and accessories	26,658,094	63,960,425	23,951,132	3,487,961
Oilfield environmental protection	10,997,302	1,761,697	14,856,018	2,163,456
Total revenue	¥60,054,462	¥84,712,046	¥102,384,327	$14,910,049

All the Company’s revenue was generated from its business operation in China.

	For the year ended June 30, 2019
	Automation product and software	Equipment and accessories	Oilfield environmental protection	Total
	RMB	RMB	RMB	RMB
Revenue	¥63,577,177	¥23,951,132	¥14,856,018	¥102,384,327
Cost of revenue and related tax	49,356,155	15,039,628	8,123,180	72,518,963
Gross profit	¥14,221,022	¥8,911,504	¥6,732,838	¥29,865,364
Depreciation and amortization	¥78,760	¥1,018,012	¥27,239	¥1,124,011
Total capital expenditures	¥162,060	¥1,573,896	¥4,606,823	¥6,342,779

	For the year ended June 30, 2018
	Automation product and software	Equipment and accessories	Oilfield environmental protection	Total
	RMB	RMB	RMB	RMB
Revenue	¥18,989,924	¥63,960,425	¥1,761,697	¥84,712,046
Cost of revenue and related tax	17,036,393	62,115,400	1,410,068	80,561,861
Gross profit	¥1,953,531	¥1,845,025	¥351,629	¥4,150,185
Depreciation and amortization	¥48,127	¥1,044,079	¥26,843	¥1,119,049
Total capital expenditures	¥100,327	¥1,403,083	¥10,519,072	¥12,022,482

	For the years ended June 30, 2017
	Automation product and software	Equipment and accessories	Oilfield environmental protection	Total
	RMB	RMB	RMB	RMB
Revenue	¥22,399,066	¥26,658,094	¥10,997,302	¥60,054,462
Cost of revenue and related tax	12,593,429	22,023,851	9,473,680	44,090,960
Gross profit	¥9,805,637	¥4,634,243	¥1,523,622	¥15,963,502
Depreciation and amortization	¥39,846	¥816,889	¥-	¥856,735
Total capital expenditures	¥75,809	¥562,310	¥-	¥638,119

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	U.S. Dollars
Total assets:
Automation product and software	¥53,284,643	¥71,337,589	$10,388,771
Equipment and accessories	40,365,472	50,800,483	7,397,984
Oilfield environmental protection	28,157,402	34,843,482	5,074,195
Total Assets	¥121,807,517	¥156,981,554	$22,860,950

NOTE 27. SUBSEQUENT EVENTS

On September 24, 2019, the Company signed an extension agreement with FGS to postpone the definitive investment agreement and supplemental agreement signed on August 21, 2018 by both companies to provide extra period for FGS to further fulfill the goals mentioned on the supplemental agreement. During the original contract period, FGS adjusted its operation model with an advanced improvement of its App and business model. Objected user and average Gross Merchandise Volume (GMV) of FGS’s App have been exceeded. FGS will need an extension to deploy its business in more provinces to complete a goal of 200 more gas stations.

