Form 20-F
period 2020-06-30
Recon Technology, Ltd
filed 2020-10-09
CIK 1442620

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

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
9 Fulin Road, Beijing 100107
People’s Republic of China

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, $0.0925 par value per share	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 7,202,832 Ordinary Shares.

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

A. Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of operations data for the three years ended June 30, 2018, 2019 and 2020 and the consolidated balance sheet data as of June 30, 2019 and 2020 have been derived from our audited consolidated financial statements set forth in “Item 18 – Financial Statements”. The selected consolidated balance sheet data for the year ended June 30, 2017 have been derived from our audited consolidated balance sheet as of June 30, 2017, which is not included in this annual report. The selected consolidated statements of operations data for the year ended June 30, 2016 and the selected consolidated balance sheet data as of June 30, 2016 have been derived from our audited consolidated financial statements for the years ended June 30, 2016, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with Generally Accepted Accounting Principles in the United States of America, or U.S. GAAP.

Following the one-for-five reverse stock split of our ordinary shares effective on December 27, 2019, all share and per share amounts disclosed throughout this annual report, in the table below and in our consolidated financial statements have been retroactively updated to reflect this change in capital structure, unless otherwise indicated. Please see "Item 4. Information on the Company—History and Development of the Company".

(All amounts in thousands of Renminbi, except Dividend per share in U.S. dollars and Shares outstanding)

Statement of operations data:

	For the years ended June 30,
	2020	2019	2018	2017	2016
	RMB¥	RMB¥	RMB¥	RMB¥	RMB¥
Revenues	65,760,651	102,384,327	84,712,046	60,054,462	42,728,277
Loss from operations	(20,177,032)	(24,243,574)	(40,924,896)	(30,611,484)	(39,911,129)
Net loss attributable to Recon Technology, Ltd	(19,246,701)	(25,355,905)	(44,072,321)	(31,445,147)	(40,882,577)

Loss per share*
-Basic	(4.16)	(6.49)	(19.19)	(24.50)	(36.15)
-Diluted	(4.16)	(6.49)	(19.19)	(24.50)	(36.15)

Weighted average number of ordinary shares used in computation*
-Basic	4,624,615	3,908,833	2,296,693	1,283,461	1,130,630
-Diluted	4,624,615	3,908,833	2,296,693	1,283,461	1,130,630

* Retrospectively restated for effect of the reverse stock split on December 27, 2019

Balance sheet data:

	2020	2019	2018	2017	2016
	RMB¥	RMB¥	RMB¥	RMB¥	RMB¥
Current assets	129,281,873	97,824,268	100,834,569	68,387,075	74,322,220
Total assets	194,414,804	156,981,554	121,807,517	71,155,045	79,450,314
Current liabilities	65,181,175	42,084,370	25,991,921	29,445,757	29,850,518
Total liabilities	73,770,516	50,280,574	34,935,755	29,445,757	29,850,518
Total stockholders’ equity (net assets)	110,029,762	95,615,551	76,009,832	33,244,445	41,376,299
Shares outstanding*	7,202,832	4,361,634	3,676,070	1,980,583	1,160,801

* Retrospectively restated for effect of the reverse stock split on December 27, 2019

B. Capitalization and Indebtedness

Not applicable by 20-F as an annual report.

C. Reasons for the Offer and Use of Proceeds

Not applicable by 20-F as an annual report.

D. Risk Factors

Investing in our ordinary shares involves a high degree of risk. Before deciding whether to invest in our ordinary shares, you should consider carefully the risks and uncertainties described below. There may be other unknown or unpredictable economic, business, competitive, regulatory or other factors that could have material adverse effects on our future results. If any of these risks actually occurs, our business, business prospects, financial condition or results of operations could be seriously harmed. This could cause the trading price of our ordinary shares to decline, resulting in a loss of all or part of your investment. Please also read carefully the section above entitled “Special Note Regarding Forward-Looking Statements.”

Risks Related to Our Business

Public health epidemics or outbreaks such as COVID-19 could adversely impact our business.

Our business, financial condition and results of operations may be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, such as the COVID-19 outbreak and spread, which could significantly disrupt our operations. In December 2019, COVID-19 emerged in Wuhan, Hubei Province, China. The COVID-19 outbreak and spread has caused lockdowns, quarantines, travel restrictions, and closures of businesses and schools.

In January 2020, the World Health Organization declared the COVID-19 outbreak a global health emergency as the coronavirus outbreak continued to spread beyond China. In compliance with the government health emergency rules in place, we temporarily closed our offices in varies provinces in China and ceased production operations since Chinese New Year. We gradually resumed operation and production since February 10, 2020. During February and March 2020, our project performance was delayed due to compliance with government controls. Although this did not reduce the demand for our services, it did result in a delay in the timeline for performance.

In addition, COVID-19 has caused severe disruptions in transportation, limited access to our facilities, client work fields and limited support from workforce employed in our operations, and as a result, we experienced and may continue to experience the delays in provision of services to our customers and completion of contractual performance obligations, affecting our revenue recognition and collection schedule of account receivables.

The extent to which the coronavirus impacts our results for fiscal year 2021 will depend on certain future developments, including the duration and spread of the outbreak, emerging information concerning the severity of the coronavirus and the actions taken by governments and private businesses to attempt to contain the coronavirus, all of which is uncertain at this point.

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

Historically, we derived the majority of our revenues from two customers, (i) China National Petroleum Corporation (“CNPC”) and (ii) China Petroleum and Chemical Corporation (“Sinopec”). Since the fiscal year ended June 30, 2017, Sinopec accounted for less than 10% of our revenues.

We provide products and services to CNPC under a series of agreements, each of which is terminable without notice. We first began to provide services to CNPC in 2000. CNPC accounted for approximately 39%, 39% and 45% of our revenues in the fiscal years ended June 30, 2020, 2019 and 2018, respectively, and any termination of our business relationships with CNPC would materially harm our operations.

In the fiscal year ended June 30, 2019, we had established a solid relationship with Shenhua Group Corporation Limited (“Shenhua Group”) and revenue from it in the fiscal year 2020 accounted for approximately 17% of our revenue. In the fiscal year 2020, a new client accounted for approximately 30.5% of our revenue. However, because that client has terminated its project in Iraq where we provided service to them due to the impact of COVID-19, we do not expect we will keep receive any revenue from this client in the fiscal year 2021. Any termination of our business relationships with CNPC, Shenhua Group or any other major client would materially harm our operations.

Because we derive such a high percentage of our revenues from CNPC and a few new clients, our revenue has been subject to high seasonality. We recognize revenue when it is realized and earned. Revenue is recognized based on the following five steps: (i) identify the contract(s) with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; (v) recognize revenue when (or as) each performance obligation is satisfied. Because these matters depend on reaching agreements with these clients, revenue recognition occurs, to a large extent, on their schedule. Accordingly, revenue recognized in the first quarter is usually the smallest in proportion to that for the whole year, due to our clients’ budgeting and planning schedules. If these clients were to change its budgeting or planning schedule our high and low quarters could also shift. This seasonality limits our ability to make accurate long-term predictions about our performance and makes it difficult to compare our revenues across quarters.

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

We are substantially dependent upon our key personnel, particularly Mr. Yin Shenping, our Chief Executive Officer, Mr. Chen Guangqiang, our Chief Technology Officer and Ms. Liu Jia, our Chief Financial Officer.

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

We are a holding company with no operations of our own and substantially all of our operations are conducted through Nanjing Recon and BHD, hereafter referred to as our Domestic Companies, which are established as variable interest entities (“VIEs”) under the laws of the PRC. Our ability to pay dividends is dependent upon dividends and other distributions from the Domestic Companies. Chinese legal restrictions permit payment of dividends to us by our Domestic Companies only out of their respective accumulated net profits, if any, determined in accordance with Chinese accounting standards and regulations. Under Chinese law, our Domestic Companies are required to set aside a portion (at least 10%) of their after-tax net income (after discharging all cumulated loss), if any, each year for compulsory statutory reserve until the amount of the reserve reaches 50% of our Domestic Companies’ registered capital. These funds may be distributed to shareholders at the time of each Domestic Company’s wind-up. Payments of dividends by Domestic Companies to us are also subject to restrictions including primarily the restriction that foreign invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents. There are no such similar foreign exchange restrictions in the Cayman Islands.

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

Recon Technology, Ltd (the “Company”), Recon Investment Ltd. (“Recon-IN”) and Recon Hengda Technology (Beijing) Co., Ltd. (“Recon-BJ”) are considered foreign persons or foreign invested enterprises under PRC law. As a result, the Company, Recon-IN and Recon-BJ are subject to PRC law limitations on foreign ownership of domestic companies. Although the primary business of the Domestic Companies falls within a category in which foreign investment is currently encouraged, the uncertainty of PRC regulations and governmental policies affecting foreign ownership may result in the Company being required to hold (or, conversely, being prohibited from holding), directly or indirectly, a given percentage of the Domestic Companies’ equity interests. Our contractual arrangements with the Domestic Companies and their shareholders, which allow us to substantially control the Domestic Companies through Recon-BJ, are governed by Chinese law. We cannot assure you, however, that we will be able to enforce these contracts. If we are unable to enforce these contracts, we could be required to deconsolidate such Domestic Company from our financial results.

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

Our board of directors is divided into three classes of directors. The current terms of the directors expire in 2020, 2021 and 2022. Directors of each class are chosen for three-year terms upon the expiration of their current terms, and each year one class of directors is elected by the shareholders. The staggered terms of our directors may reduce the possibility of a tender offer or an attempt at a change in control, even though a tender offer or change in control might be in the best interest of our shareholders.

Shareholder rights under Cayman Islands law may differ materially from shareholder rights in the United States, which could adversely affect the ability of us and our shareholders to protect our and their interests.

Our corporate affairs are governed by our Memorandum and Articles of Association, by the Companies Law (2013 Revision) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders, and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority but are not binding on a court in the Cayman Islands. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate laws. Moreover, our company could be involved in a corporate combination in which dissenting shareholders would have no rights comparable to appraisal rights which would otherwise ordinarily be available to dissenting shareholders of United States corporations. However, Cayman Islands statutory law does provide a mechanism for a dissenting shareholder in a merger or consolidation to apply to the Grand Court for a determination of the fair value of the dissenter’s shares if it is not possible for the dissenter and the Company to agree a fair price within the time limits prescribed. Also, our Cayman Islands counsel is not aware of a significant number of reported derivative actions having been brought in Cayman Islands courts. Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings which are similar. Such actions are ordinarily available in respect of United States corporations in U.S. courts. Finally, Cayman Islands companies may not have standing to initiate shareholder derivative action before the federal courts of the United States. As a result, our public shareholders may face different considerations in protecting their interests in actions against the management, directors or our controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States, and our ability to protect our interests may be limited if we are harmed in a manner that would otherwise enable us to sue in a United States federal court.

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

PRC regulations relating to the establishment of offshore special purpose vehicles by PRC residents, if applied to us, may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or to inject capital into Recon-IN and Recon-BJ, limit Recon-IN’s and Recon-BJ’s ability to distribute profits to us or otherwise materially adversely affect us.

On October 21, 2005, SAFE issued a public notice, the Notice on Relevant Issues in the Foreign Exchange Control over Financing and Return Investment Through Special Purpose Companies by Residents Inside China, or the SAFE notice, which requires PRC residents, including both legal persons and natural persons, to register with the competent local SAFE branch before establishing or controlling any company outside of China, referred to as an “offshore special purpose company,” for the purpose of overseas equity financing involving onshore assets or equity interests held by them. In addition, any PRC resident that is the shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China. Moreover, if the offshore special purpose company was established and owned the onshore assets or equity interests before November 1, 2005, a retroactive SAFE registration is required to have been completed before March 31, 2006. If any PRC shareholder of any offshore special purpose company fails to make the required SAFE registration and amendment, the PRC subsidiaries of that offshore special purpose company (Recon-IN and Recon-BJ for our company) may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the offshore special purpose company. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

Due to lack of official interpretation, some of the terms and provisions in the SAFE notice remain unclear and implementation by central SAFE and local SAFE branches of the SAFE notice has been inconsistent since its adoption. Because of uncertainty over how the SAFE notice will be interpreted and implemented, we cannot predict how it will affect our business operations or future strategies. For example, Recon-IN’s, Recon-BJ’s and any prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with the SAFE notice by our company’s PRC resident beneficial holders. In addition, such PRC residents may not always be able to complete the necessary registration procedures required by the SAFE notice. We also have little control over either our present or prospective direct or indirect shareholders or the outcome of such registration procedures. A failure by our PRC resident beneficial holders or future PRC resident shareholders to comply with the SAFE notice, if SAFE requires it, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiary’s ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the NASDAQ Capital Market. Press releases relating to financial results and material events are also furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC is less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer. As a Cayman Islands company listed on the NASDAQ Capital Market, we are subject to the NASDAQ Capital Market corporate governance listing standards. However, NASDAQ Capital Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ Capital Market corporate governance listing standards. To the extent that we choose to utilize the home country exemption for corporate governance matters, our shareholders may be afforded less protection than they otherwise would under the NASDAQ Capital Market corporate governance listing standards applicable to U.S. domestic issuers. We follow home country practice with respect to annual shareholders meetings.

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

Although we have regained compliance with Nasdaq listing requirements, we may fail to comply with Nasdaq’s minimum bid price requirement again or any other listing requirements, and our shares may be delisted if we are unable to regain compliance with Nasdaq rules within the applicable grace periods.

On January 15, 2019, we received a notification letter (the “Notice”) from the NASDAQ Capital Market advising us that for 30 consecutive business days preceding the date of the Notice, the bid price of the Company’s ordinary shares had closed below the $1.00 per share minimum required for continued listing on The NASDAQ Capital Market pursuant to the NASDAQ Marketplace Rule 5550(a)(2) (the “Minimum Bid Price Rule”). The Company was provided 180 calendar days, or until July 15, 2019, to regain compliance with the Minimum Bid Price Rule. The Company was unable to regain compliance with the Minimum Bid Price Rule by July 15, 2019. On July 16, 2019, the NASDAQ granted us an additional 180 calendar days, or until January 13, 2020, to regain compliance with the $1.00 per share minimum required for continued listing on The NASDAQ pursuant to the Minimum Bid Price Rule. On December 27, 2019, we completed a one-for-five reverse stock split. On January 15, 2020, we received a notice from The NASDAQ indicating we had regained compliance.

It is possible that we will fail to comply with the continued listing requirement of Nasdaq Marketplace Rule 5550(a)(2) again or any other listing requirements. If so, and Nasdaq may delist our shares if we cannot regain compliance timely.

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

A. History and Development of the Company

Recon Technology, Ltd (the “Company”) was incorporated under the laws of the Cayman Islands on August 21, 2007 by Mr. Yin Shenping, Mr. Chen Guangqiang and Mr. Li Hongqi (the “Founders”) as a company with limited liability. We provide oilfield specialized equipment, automation systems, tools, chemicals and field services to petroleum companies mainly in the PRC. The Company’s wholly owned subsidiary, Recon Technology Co., Limited (“Recon-HK”) was incorporated on September 6, 2007 in Hong Kong. On November 15, 2007, Recon-HK established one wholly owned subsidiary, Jining Recon Technology Ltd. (“Recon-JN”) under the laws of the PRC, which was later dissolved on April 10, 2019 as part of our previously disclosed organizational restructuring. Recon-HK did not own any assets or conduct any operations and was dissolved on May 15, 2020. On November 19, 2010, the Company established another wholly owned subsidiary, Recon Investment Ltd. (“Recon-IN”) under the laws of HK. On January 18, 2014, Recon-IN established one wholly owned subsidiary, Recon Hengda Technology (Beijing) Co., Ltd. (“Recon-BJ”) under the laws of the PRC. Other than the equity interest in Recon-BJ, Recon-IN does not own any assets or conduct any operations.

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

On April 1, 2019, as part of our planned organizational restructuring, Recon-BJ entered into a series of VIE agreements with BHD and Nanjing Recon, respectively, under the same terms and conditions as that of the VIE agreements previously entered into by Recon-JN. As a result, the VIEs were effectively transferred from Recon-JN to Recon-BJ. Accordingly, Recon-BJ bears all the economic risk of losses and receives 90% of the expected profits of BHD and Nanjing Recon, and consequently becomes the primary beneficiary of the VIEs. As part of the plan of reorganization, Recon-JN was dissolved on April 10, 2019. As Recon-JN’s parent company, Recon-HK did not own any assets or conduct any operations, and therefore was dissolved on May 15, 2020.

Based on the VIE agreements, we consolidated BHD and Nanjing Recon as VIEs as required by Accounting Standards Codification (“ASC”) Topic 810, Consolidation because we were the primary beneficiary of the VIEs. Management performed an ongoing reassessment of whether Recon-BJ was the primary beneficiary of BHD and Nanjing Recon.

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

On January 29, 2015, we increased our authorized shares from 25,000,000 to 100,000,000 ordinary shares.

BHD, one VIE, controls following subsidiaries:

1)	On December 17, 2015, Huang Hua BHD Petroleum Equipment Manufacturing Co. LTD (“HH BHD”), a fully owned subsidiary established by BHD was organized under the laws of the PRC, focusing on the production of high efficiency heating furnaces. As of June 30, 2020, BHD had invested a total of ¥4.39 million to HH BHD. BHD owns an interest of 100% of HH BHD.

2)	On May 23, 2017, Gan Su BHD Environmental Technology Co., Ltd (“Gan Su BHD”) was established by BHD and another investor under the laws of the PRC, with registered capital of ¥50 million. It is focusing on oilfield sewage treatment and oily sludge disposal projects. As of June 30, 2020, BHD had invested a total of ¥15.98 million Gan Su BHD. The paid in capital of Gan Su BHD contributed by all investors was ¥ 20.74 million ($2.93 million) as of June 30, 2020. Based on its revised chapter dated August 11, 2017, BHD owns an interest of 51% of Gan Su BHD.

3)	On October 16, 2017, Qing Hai BHD New Energy Technology Co., Ltd. (“Qinghai BHD”) was established by BHD and a few other investors under the laws of the PRC, with registered capital of ¥50 million. It is focusing on design and production and sales of solar energy heating furnaces. As of June 30, 2020, BHD had invested a total of ¥4.2 million to Qinghai BHD. The paid in capital was ¥4.2 million ($0.59 million) as of June 30, 2020. BHD owns an interest of 55% of Qinghai BHD.

As the energy consumption market opened to private and foreign companies, and online payment technology developed, we began to invest in the downstream of the oil industry. On December 15, 2017, we, through our VIEs, BHD and Nanjing Recon, entered into a subscription agreement with Future Gas Station (Beijing) Technology, Ltd (“FGS”), pursuant to which we acquired an 8% equity interest in FGS. Established in January 2016, FGS is a service company focusing on providing new technical applications and data operations to gas stations and provides solutions to gas stations to improve their operations and their customers’ experience. On August 21, 2018, we entered into an investment agreement and a supplemental agreement (collectively, the “Investment Agreement”) with FGS and the other shareholders of FGS. Pursuant to the Investment Agreement, our ownership interest in FGS shall increase from 8% to 43%, in exchange for our investment in GFS for a total amount of RMB 10 million in cash and the issuance of 2,435,284 restricted ordinary shares to the other shareholders of FGS with certain conditions. On September 24, 2019, the Company agreed to extend the agreement for six more months as negotiated with FGS to ensure the founding team can better meet its obligations under the agreement. On March 17, 2020, the Company, FGS and the other shareholders of FGS signed the third supplemental agreement to extend another 12 months to February 20, 2021 as the number of the gas stations was the only performance goal that was not achieved. As of June 30, 2020, we have invested an aggregate amount of RMB 35,579,586 ($5,032,666) in FGS and issued 487,060 restricted shares (reflecting the effect of one-for-five reverse stock split) in total to other shareholders of FGS, and our ownership interest in FGS has increased to 43%.

On December 10, 2019, the Company’s Board approved to effect a one-for-five reverse stock split of its ordinary shares (the “Reverse Stock Split”) with the market effective date of December 27, 2019, such that the number of the Company’s ordinary shares is decreased from 100,000,000 to 20,000,000 and the par value of each ordinary share is increased from US$0.0185 to US$0.0925. As a result of the Reverse Stock Split, each five pre-split ordinary shares outstanding were automatically combined and converted to one issued and outstanding ordinary share without any action on the part of the shareholder. As of December 26, 2019 (immediately prior to the effective date), there were 23,049,639 ordinary shares outstanding. The number of ordinary shares outstanding after the Reverse Stock Split was 4,611,720, taking into account of the effect of rounding fractional shares into whole shares.

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

Market Background

China is our major market. China is the world’s second-largest consumer of petroleum products, largest importer of petroleum and fourth-largest producer of petroleum. In the last twenty years, China’s demand for oil has more than tripled, while its production of oil has only modestly increased. China became a net importer of petroleum in 1983, and, since then, oil production in China has been focused on meeting the country’s domestic oil consumption requirements. The oil industry in China is dominated by three state-owned holding companies: China National Petroleum Corporation (“CNPC”), China Petroleum and Chemical Corporation (“Sinopec”) and China National Offshore Oil Corporation (“CNOOC”). Foreign companies have also been deeply involved in China’s petroleum industry; however, according to Chinese law, China’s national oil companies still take a majority (or minority) stake in any commercial discovery. As a result, the number of major foreign companies involved in the industry is relatively limited in domestic China.

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

In the fiscal year 2020, we also received revenue from Iraq through a project with a new client which accounted for approximately 30.5% of our revenue. However, because that client has terminated its project in the middle east where we provided service to them due to the impact of COVID-19, we do not expect we will keep receive any revenue from this client, and therefore Iraq, in the fiscal year 2021.

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

Customers

We operate our business by cooperating with oil companies and their subsidiaries, the petroleum administration bureau and local service companies. Historically, most actual control of our direct and indirect clients could be traced to Sinopec and CNPC, the two major Chinese state-owned companies responsible for on-shore petroleum mining and extraction. Since the fiscal year ended June 30, 2017, Sinopec accounted for less than 10% of our revenues.

CNPC

We have undertaken projects at the following locations, among others:

•	Qinghai Oilfield

•	Tuha Oilfield

•	Daqing Oilfield

•	Jidong Oilfield

•	Sichuan Oilfield

•	Xinjiang Oilfield

•	Huabei Oilfield

•	Jilin Oilfield

•	Changqing Oilfield

We provide products and services to CNPC under a series of agreements, each of which is terminable without advance notice. We first began to provide services to CNPC in 2000. CNPC accounted for approximately 39%, 39% and 45% of our revenues in the fiscal years ended June 30, 2020, 2019 and 2018, respectively, and any termination of our business relationships with CNPC would materially harm our operations.

Shenhua Group

We began to provide equipment to Shenhua Group, which was merged into China Energy with another group company, in 2017. We signed a series of contracts with Shenhua Group and have established what we believe is a solid business relationship with Shenhua Group.

New Customer

In the fiscal year 2020, a new client accounted for approximately 30.5% of our revenue. We provided engineering and construction services to the client on a heavy oil transportation system project in Garraf oilfield in Iraq. However, because that client has terminated its project in Iraq due to the impact of COVID-19, we do not expect we will keep receive any revenue from this client in the fiscal year 2021.

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

Research and Development

We focus our research and development efforts on improving our development efficiency and the quality of our products and services. As of June 30, 2020, our research and development team consisted of 36 experienced engineers, developers and programmers. In addition, some of our support employees regularly participate in our research and development programs.

In the fiscal years ended June 30, 2020, 2019 and 2018, we spent approximately RMB 7.0 million (approximately $1.0 million), RMB 3.1 million (approximately $0.5 million) and RMB 3.2 million (approximately $0.5 million) respectively, on research and development activities.

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

We currently own over 50 patents registered with the PRC State Intellectual Property Office which cover our automated products and heating related equipment for the petroleum industry. Below is a list of our selected patents:

1.	Patent of hot water furnace valid until April 8, 2021;

2.	Patent of efficient gas-liquid separator valid until August 15, 2021;

3.	Patent of efficient oil-gas-water separator valid until October 24, 2021;

4.	Patent of horizontal type furnace valid until December 14, 2022;

5.	Patent of vertical type furnace valid until December 13, 2022;

6.	Patent of vacuum furnace valid until December 14, 2022;

7.	Patent of wireless pressure sensor valid until November 11, 2023;

8.	Patent of wireless start-end module valid until November 11, 2023;

9.	Patent of one-piece skid mount package of heating, separating, buffering and pressurizing valid until June 30, 2024;

10.	Patent of oily sewage treatment equipment valid until July 8, 2025;

11.	Patent of an oil-water well smart wireless pressure transmitter valid until November 17, 2026;

12.	Patent of an oily sewage treatment bio-stimulants and Production Methods valid until July 11,2027;

13.	Patent of torch specialized for oilfield waste-gas burning valid until July 10, 2028; and

14.	Wireless temperature transmitter valid until September 26, 2029.

We have registered 27 software products with the PRC State Intellectual Property Office. Below is a list of our selected software products:

1.	Recon automated monitoring system version II was published on August 18, 2013 and version I was published on July 30, 2011;

2.	Recon SCADA field monitoring and data acquisition system software version 2.0 was published on August 18, 2003, and version 3.0 was registered and published on April 5, 2008;

3.	Recon RCNAMT version 1 was published on April 27, 2012;

4.	Recon Process Auto version 1 was published on August 25, 2012;

5.	Recon Industrial Process Control system V2.0 was published on August 13, 2013, and V1.0 was published on December 25, 2012;

6.	Recon Oil and Gas Processing SCADA System V1.0 was published on March 2, 2016;

7.	Intelligent gas field management platform software V1.0 was published on July 14, 2020; and

8.	Gas well data acquisition and monitoring software V1.0 was published on July 14, 2020.

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

C. Organizational Structure

Below is a chart representing our current corporate structure (as of June 30, 2020):

Recon Technology, Ltd.
(Cayman Islands)
100% ownership
Recon Investment Ltd./Recon-IN
(Hong Kong)
Outside Mainland China
100% ownership
Inside Mainland China
Recon Hengda Technology (Beijing) Co., Ltd./Recon-BJ
(PRC)
VIE Agreements
VIE Agreements
Nanjing Recon Technology Co., Ltd./Nanjing Recon
(PRC)
Beijig BHD Petroleum Technology Co., Ltd./BHD
(PRC)
43% ownership
100% ownership
51% ownership
Future Gas Station (Beijing) Technology, Ltd./FGS
(PRC)
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

D. Property, Plants and Equipment

We currently operate in three facilities throughout China. Our headquarters are located in Beijing. Following is a list of our properties. The first six properties are rentals. Gan Su BHD has received a land usage rights certificate regarding the last property and has constructed a plant on that piece of land.

No.	Tenant/Transferee	Address	Rental/Use Term	Space	Usage	Productive Capacity	Extent of utilization
1	Recon-BJ	Room 1902, Building C King Long International Mansion, Chaoyang District Beijing, PRC	July 1, 2020 to June 30, 2021	267 square meters	Headquarter office	N/A	60%

2	Nanjing Recon	Room 310&311, No. 2 Building, Chu Qiao Cheng, Andemen Street, Yu Hua District, Nanjing City, PRC	April 1, 2020 to March 31, 2022	564.64 square meters	Office	N/A	80%

3	BHD	18th Floor, Building C King Long International Mansion, Chaoyang District Beijing, PRC	January 1, 2020 to December 31, 2020	428 square meters	Office	N/A	90%

4	BHD	West building, Zhengfu Street, Huo ying, Changping District, PRC	January 1, 2020 to December 31, 2020	420 square meters	Warehouse	N/A	50%

5	HH BHD	No. 1767, Yin Bin South Street, Huang Hua Economic Development Zone, He Bei Province, PRC	July 1, 2020 to June 30, 2023	4,624 square meters	Office and Plant	N/A (Equipment Installation)	100%

6	Qing Hai BHD	Room 2407,Jing Rui Xin Cheng, No. 39, Jinqiao Road,Qing Hai province, PRC	November 1, 2019 to October 31, 2020	87.5 square meters	Office	N/A	90%

7	Gan Su BHD	North of Dongyun Road and West of Petroleum Management Bureau Wooden Furniture Factory, Old District, Yumen City, Gansu Province, PRC	August 1, 2017 to July 31, 2067	26,235.59 square meters	Plant	60,000 tons	80%

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

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

Overview

We are a company with limited liability incorporated in 2007 under the laws of the Cayman Islands. Headquartered in Beijing, we used to provide products and services to oil and gas companies and their affiliates through Nanjing Recon Technology Co. Ltd (“Nanjing Recon”) and Beijing BHD Petroleum Technology Co, Ltd (“BHD”) and their affiliates, hereafter referred to as our domestic companies (the “Domestic Companies”), which are established under the laws of the PRC. From 2017, the Company we also begin to provide service to other power energy industry companies and their affiliations. As the Company contractually controls the Domestic Companies, we serve as the center of strategic management, financial control and human resources allocation. Due to this contractual control and our obligation to bear the losses of the Domestic Companies, we consider them to be variable interest entities (“VIEs”) for accounting purposes and consolidate their results in our financial statements.

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

•	Nanjing Recon: Nanjing Recon is a high-tech company that specializes in automation services for oilfield companies. It mainly focuses on providing automation solutions to the oil exploration industry, including monitoring wells, automatic metering to the joint station production, process monitor, and a variety of oilfield equipment and control systems. From 2018, Nanjing Recon also provides automation products and services to other segments of the energy industry, such as the new energy industry, electric power and coal chemical industries.

•	BHD: BHD is a high-tech company that specializes in transportation equipment and stimulation productions and services. Possessing proprietary patents and substantial industry experience, BHD has also been expanding services to oilfield wastewater and oily sludge treatment, and extended its heating products and resolutions to the civil market by leveraging its advantage on furnace products.

Recent Developments

On August 21, 2018, the Company entered into a definitive investment agreement and a supplemental agreement (collectively, the “Agreement”) with Future Gas Station (Beijing) Technology, Ltd (“FGS”) and the other shareholders of FGS. Following full performance under the Agreement, the Company will own 43% of FGS. As consideration for increasing its affiliates’ interest in FGS from 8% to 43%, Recon shall (1) pay a total of RMB 10 million in cash to FGS and (2) issue 2,435,284 restricted ordinary shares of Recon (the “Restricted Shares”) to the other shareholders of FGS within 30 days after FGS finalizes recording Recon’s corresponding interest at the local governmental agency. If FGS does not reach certain performance goals, Recon has the right to cancel without further paying part or all of the Restricted Shares. The Restricted Shares are also subject to lock-up period requirements that vary for each FGS shareholder, from two and a half years to four and a half years following the issuance of the Restricted Shares under the supplemental agreement dated March 17, 2020. On September 24, 2019, the Company agreed to extend the agreement for six more months as negotiated with FGS to ensure the founding team can better meet its obligations under the agreement. On March 17, 2020, the Company, FGS and the other shareholders of FGS signed a supplemental agreement to extend another 12 months as the number of the gas stations was the only performance goal that was not achieved.

On December 10, 2019, the Company’s Board approved to effect a one-for-five reverse stock split of its ordinary shares (the “Reverse Stock Split”) with the market effective date of December 27, 2019, such that the number of the Company’s ordinary shares is decreased from 100,000,000 to 20,000,000 and the par value of each ordinary share is increased from US$0.0185 to US$0.0925. As a result of the Reverse Stock Split, each five pre-split ordinary shares outstanding were automatically combined and converted to one issued and outstanding ordinary share without any action on the part of the shareholder. No fractional ordinary shares were issued to any shareholders in connection with the reverse stock split. Each shareholder was entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the Reverse Stock Split. As of December 26, 2019 (immediately prior to the effective date), there were 23,049,639 ordinary shares outstanding. The number of ordinary shares outstanding after the Reverse Stock Split was 4,611,720, taking into account of the effect of rounding fractional shares into whole shares. In addition, all options and any other securities of the Company outstanding immediately prior to the Reverse Stock Split (to the extent they don’t provide otherwise) will be appropriately adjusted by dividing the number of ordinary shares into which the options and other securities are exercisable by 5 and multiplying the exercise price thereof by 5, as a result of the Reverse Stock Split.

On May 21, 2020 and June 26, 2020, the Company and certain institutional investors (the “Purchasers”) entered into that certain securities purchase agreement, pursuant to which the Company sold to such Purchasers an aggregate of 911,112 and 1,680,000 ordinary shares, respectively, par value $0.0925 per share in the registered direct offerings and warrants to purchase up to 911,112 and 1,680,000 Ordinary Shares in concurrent private placements, for gross proceeds of approximately $2.1 million and $2.1 million, respectively, before deducting the placement agent’s fees and other estimated offering expenses.

On June 22, 2020, the Company entered into a memorandum of understanding (the "MOU") with Beijing Originwater Purification Engineering Technology Co. Ltd ("Originwater Purification Engineering"), a PRC private company focusing on water purification industry in China. Pursuant to the MOU, the Company will explore the purchase of up to 100% of the equity interest or assets of Originwater Purification Engineering from its current shareholders at a price to be agreed upon by the parties. The purchase price will be based on the assessed value of Originwater Purification Engineering as determined by an independent third-party evaluation firm and will be paid in cash and the Company's restricted ordinary shares.

In January 2020, the World Health Organization declared the COVID-19 outbreak a global health emergency as the coronavirus outbreak continued to spread beyond China. In compliance with the government health emergency rules in place, the Company temporarily closed offices in varies provinces in China and ceased production operations since Chinese New Year. The Company gradually resumed operation and production since March 2020. In short term, the Company’s business was affected negatively. However, at this stage, the Company doesn’t expect a significant impact on the Company’s operation and financial results in a long run.

Recent Industry Developments and Business Outlook

Automation Department. As we continue to cooperate well with Shenhua Group, we expect our revenue from the automation department will increase. Also, we won the bid to build the automation system for PetroChina Jidong Oilfield Company ("Jidong Oilfield"). The winning price is RMB 9.5 million (approximately $1.36 million) per year, for a three-year construction period from January 1, 2020 to December 3, 2022. We believe it’s still a major trend for domestic energy companies to improve automation management and our business will benefit from this favorable trend.

Oilfield Environmental Protection Business. As of the date of this report, we had signed nine disposal agreements to treat up to 3,200 tons of oily sludge, while by the end of June 30, 2020, the majority of the contract revenue from this business was not recognized as affected by the COVID-19 and delayed production schedule. We expect these workloads could be done by the end of calendar year 2020. Also, we are developing an oily mud treatment business and have won a RMB3.8 million contract. We plan to continue to expand this segment’s operation.

Oilfield Equipment. As oil price runs at a low level, the development activities of oil companies are also kept at a lower level. Thus requirement of oilfield heating equipment is also decreasing. Management expects this trend will be maintained for a period and we will keep to explore new markets that can utilize our capability of high efficiency heating equipment.

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

Currently, as more markets of China’s energy industry are open to non-state-owned companies, we are also seeking for opportunities in other markets. We believe our experience on energy technics will always be our development foundation. By combining more technology and ideas developed in recent years, such as solar energy and Industrial Internet, we expect to create more profitable business lines.

Also, to diversify our revenue stream and lower risk of concentration, we will continue to seek new opportunities in other industries by leveraging our knowledge of intelligent equipment and the “internet of things” (IoT).

Trend Information

Other than as disclosed elsewhere in this report, such as coronavirus outbreak, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2020 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Factors Affecting Our Results of Operations

Our operating results in any period are subject to general conditions typically affecting the Chinese oilfield service industry which include but are not limited to:

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

Estimates and Assumptions

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in United States of America (“US GAAP”), which requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates are adjusted to reflect actual experience when necessary. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for doubtful accounts related to trade accounts receivable, other receivables and purchase advances, allowance for inventory, the useful lives of property and equipment, valuation allowance for deferred tax assets, impairment assessment for long-lived assets, the discount rate for lease, and investment and the fair value of share- based payments. The use of estimates is an integral component of the financial reporting process; actual results could differ from those estimates.

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

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Company measures certain financial assets, including investments under the equity method on other-than-temporary basis, intangible assets and fixed assets at fair value when an impairment charge is recognized.

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

Revenue Recognition

In accordance with ASC 606, “Revenue from Contracts with Customers”, revenue is recognized when all of the following five steps are met: (i) identify the contract(s) with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; (v) recognize revenue when (or as) each performance obligation is satisfied. The core principle underlying the new revenue recognition Accounting Standards Update (“ASU”) is that the Company recognizes revenue to represent the transfer of goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. The Company identifies contractual performance obligations and determines whether revenue should be recognized at a point in time or over time, based on when goods or services are provided to a customer.

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

The Company’s disaggregation of revenues for the years ended June 30, 2018, 2019 and 2020 is disclosed in Note 29 to the accompanying consolidated financial statements.

Automation Products and Software; Equipment and Accessories

The Company generates revenues primarily through delivery of standard or customized products and equipment, including automation products, furnaces and related accessories. Revenue is recognized when products are delivered, and acceptance reports are signed off by customers.

The sale of automation products or our specialized equipment when combined with services represent a single performance obligation for the development and construction of a single asset. The Company may also provide design or installation services to clients as there may be such obligation in contracts. The promises to transfer the goods and provision of services are not separately identifiable, which is evidenced by the fact that the Company provides significant services of integrating the goods and services into a single deliverable for which the customer has contracted. For such sales arrangements, the Company recognizes revenue using input method, based on the relationship between actual costs incurred compared to the total estimated costs for the contract. Such method is adopted because the Company believes it best depicts the transfer of goods and services to the customer.

Oilfield Environmental Protection Service

The Company provides wastewater treatment and oily sludge disposal service to oilfield and chemical industry companies and generates revenue from special equipment, self-developed chemical products and supporting service, transfer and treatment of oily sludge. Revenue is recognized when contract obligations have been performed. For such sales arrangements, the Company recognizes revenue using input method, based on the relationship between actual costs incurred compared to the total estimated costs for the contract. Such method is adopted because the Company believes it best depicts the transfer of services to the customer.

Arrangements with Multiple Performance Obligations

Contracts with customers may include multiple performance obligations. For such arrangements, the Company will allocate revenues to each performance obligation based on its relative standalone selling price. We generally determine standalone selling prices based on the prices charged to customers or using expected cost-plus margin.

Contract Balances

Contract balances typically arise when a difference in timing between the transfer of control to the customer and receipt of consideration occurs.

The following table provides information about contract assets and contract liabilities from contracts with customers:

	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	U.S. Dollars
Contract assets	¥4,633,940	¥31,537,586	$4,460,933
Contract liabilities	¥120,000	¥3,486,033	$493,093

Contract Assets, net - The Company recognizes an asset from the costs incurred to fulfill a contract when those costs meet all of the following criteria: (i) the costs relate directly to a contract or to an anticipated contract that the Company can specifically identify; (ii) the costs generate or enhance resources of the Company that will be used in satisfying (or in continuing to satisfy) performance obligations in the future; and (iii) the costs are expected to be recovered.

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

Contract liabilities are recognized for contracts where payment has been received in advance of performance under the contract. The Company’s contract liabilities, which are reflected in its consolidated balance sheets as advance from customers, consist primarily of the Company’s unsatisfied performance obligations as of the balance sheet dates. Contract liabilities are recognized as revenue after control of the products or services is transferred to the customer and all revenue recognition criteria have been met.

Performance Obligations

Performance obligations include delivery of products and provision of services. The Company recognizes revenue when performance obligations under the terms of a contract with its customer are satisfied. This occurs when the control of the goods and services have been transferred to the customer. Accordingly, revenue for sale of goods is generally recognized upon shipment or delivery depending on the shipping terms of the underlying contract, and revenue for provision of services is recognized over the service period. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods and providing services.

Amounts billed to customers for shipping and handling activities to fulfill the Company’s promise to transfer the goods are included in revenues, and costs incurred by the Company for the delivery of goods are classified as cost of sales in the consolidated statements of operations and comprehensive loss. Sales, value added, and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue. The Company generally offers assurance-type warranties for its products. The specific terms and conditions of those warranties vary depending upon the product. The Company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the warranty liability include historical product-failure experience and estimated repair costs for identified matters. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The amount accrued for expected returns and warranty claims was immaterial as of June 30, 2020. The amount of revenue recognized during the year ended June 30, 2020 that was previously included within the contract liability balances was ¥Nil.

Practical Expedients Elected

Incremental Costs of Obtaining a Contract - The Company has elected the practical expedient permitted in ASC 340-40-25-4, which permits an entity to recognize incremental costs to obtain a contract as an expense when incurred if the amortization period will be less than one year and not significant.

Significant Financing Component - The Company has elected the practical expedient permitted in ASC 606-10-32-18, which allows an entity to not adjust the promised amount of consideration for the effects of a significant financing component if a contract has a duration of one year or less. As the Company’s contracts are typically less than one year in length, consideration will not be adjusted. The Company’s contracts include a standard payment term of 90 days to 360 days; consequently, there is no significant financing component within contracts.

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

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes. The Board is issuing this Update as part of its initiative to reduce complexity in accounting standards (the Simplification Initiative). The objective of the Simplification Initiative is to identify, evaluate, and improve areas of GAAP for which cost and complexity can be reduced while maintaining or improving the usefulness of the information provided to users of financial statements. The specific areas of potential simplification in this Update were submitted by stakeholders as part of the Simplification Initiative. For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Company expects that the adoption of this ASU will not have a material impact on the Company’s consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, “Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815 – 40)” (“ASU 2020-06”). ASU 2020-06 simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. The ASU is part of the FASB’s simplification initiative, which aims to reduce unnecessary complexity in U.S. GAAP. The ASU’s amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. The Company is currently evaluating the impact ASU 2020-06 will have on the Company’s consolidated financial statements.

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

Year Ended June 30, 2020 Compared to Year Ended June 30, 2019

During the year ended June 30, 2020, our business and orders experienced a significant decrease as compared to the same period of last year, as our business was affected by COVID-19 in two aspects: 1) for those contracts signed and ongoing, we could not deliver our products or perform our service as scheduled as there were restrictions on travel or onsite work with our clients. As a result, we could not deliver the products or complete the services and recognize revenue as expected; and 2) affected by the COVID-19, decreased oil price and economic environment, expenditure of our clients and budgets for the coming year decreased and may continue to maintain at a lower level for a period. We expect this trend will continue during the whole calendar year 2020.

Revenue

	For the Years Ended
	June 30,
			Increase /	Percentage
	2019	2020	(Decrease)	Change
Automation product and software	¥63,577,177	¥51,413,830	¥(12,163,347)	(19.1)%
Equipment and accessories	23,951,132	14,222,623	(9,728,509)	(40.6)%
Oilfield environmental protection	14,856,018	124,198	(14,731,820)	(99.2)%
Total revenue	¥102,384,327	¥65,760,651	¥(36,623,676)	(35.8)%

Our total revenues for the year ended June 30, 2020 were approximately ¥65.8 million ($9.3 million), a decrease of approximately ¥36.6 million ($5.2 million) or 35.8% from ¥102.4 million for the same period in 2019. The overall decrease in revenue was due to the decreased revenue from all three segments during the year ended June 30, 2020.

(1)	Revenue from automation product and software decreased by ¥12.2 million ($1.7 million) or 19.1%. The decreased revenue was mainly due to the postponed acceptance of several projects and the decreased automation business projects from Shenhua Group and decreased orders from Xinjiang East Hope New Energy Co., Ltd. (“East Hope”). As affected by the COVID-19, some of Shenhua Group’s projects were postponed and there were less expenditures budgeted by Shenhua Group, so revenue from this operation decreased. We explored the new client of East Hope last year, while this year we didn’t get more orders from this client, so revenue from this client was rare. Management will continue to explore more clients and we believe automation business will still remain as a major contribution of the Company’s revenue as we believe there is an increasing attention by companies that want to adopt effective online and industrial automotive solutions and IoTs in China, which is the area we are good at.

(2)	Revenue from equipment and accessories decreased by ¥9.7 million ($1.4 million) or 40.6%. Due to the significant drop in oil price during the year ended June 30, 2020, our customers stopped drilling new wells, which resulted in a decrease in demand of our equipment and accessories.

(3)	Revenue from oilfield environmental protection decreased by ¥14.7 million ($2.1 million) or 99.2%. As mentioned above, we have won contracts of over 3,200 tons of oily sludge treatment and also have delivered the products. As of June 30, 2020, we billed our customers ¥6.0 million ($0.9 million) in total and ¥2.7 million ($0.4 million) was received and recorded as advance from customers. Affected by late acceptance inspection of Gansu production project, orders were not fulfilled thus revenue was not recognized during the year ended June 30, 2020. We expect those orders to be fulfilled and related revenue could be recognized and reflected in our financial data by end of the calendar year 2020.

Cost of revenue

	For the Years Ended
	June 30,
			Increase /	Percentage
	2019	2020	(Decrease)	Change
Automation product and software	¥49,273,350	¥37,924,301	¥(11,349,049)	(23.0)%
Equipment and accessories	14,948,376	7,529,691	(7,418,685)	(49.6)%
Oilfield environmental protection	7,860,599	55,266	(7,805,333)	(99.3)%
Business and sales related tax	436,638	644,997	208,359	47.7%
Total cost of revenue	¥72,518,963	¥46,154,255	¥(26,364,708)	(36.4)%

Our cost of revenues decreased from ¥72.5 million for the year ended June 30, 2019 to ¥46.2 million ($6.5 million) for the same period in 2020, a decrease of ¥26.4 million ($3.7 million) or 36.4%. The overall decrease in cost of revenue was mainly due to the decreased cost of revenue from all three segments during the year ended June 30, 2020, which was in line with the decrease in revenue.

Gross Profit

	For the Years Ended
	June 30,
	2019		2020		Increase /	Percentage
	Gross Profit	Margin %	Gross Profit	Margin %	(Decrease)	Change
Automation product and software	¥14,221,022	22.4%	¥13,155,916	25.6%	¥(1,065,106)	(7.5)%
Equipment and accessories	8,911,504	37.2%	6,538,961	46.0%	(2,372,543)	(26.6)%
Oilfield environmental protection	6,732,838	45.3%	(88,481)	(71.2)%	(6,821,319)	(101.3)%
Total gross profit and margin %	¥29,865,364	29.2%	¥19,606,396	29.8%	¥(10,258,968)	(34.4)%

Our gross profit decreased to ¥19.6 million ($2.8 million) for the year ended June 30, 2020 from ¥29.9 million for the same period in 2019. Our gross profit as a percentage of revenue maintained the same level of 29.8% for the year ended June 30, 2020 compared to 29.2% for the same period in 2019. Management values the margin as a key metric of the healthy operation and competitiveness, so we continue to improve our business structure and gross profit and margin. Affected by the negative economic environment of fiscal year 2020, the margin percentage was not improved obviously. However, management believes the Company’s business structure has been much more reasonable and robust and the improvement will be reflected in coming years’ operation results.

For the years ended June 30, 2019 and 2020, gross profit from automation product and software was approximately ¥14.2 million and ¥13.2 million ($1.9 million), respectively, representing a decrease of approximately ¥1.1 million ($0.2 million) or 7.5%. The decrease in gross profit from automation product and software was in line with the decrease in revenue.

For the years ended June 30, 2019 and 2020, gross profit from equipment and accessories was approximately ¥8.9 million and ¥6.5 million ($0.9 million), respectively, representing a decrease of approximately ¥2.4 million ($0.3 million) or 26.6%, the decrease in gross profit was less than the decreased in sales, due to higher margin equipment sales as discussed above.

Our negative gross profit from oilfield environmental protection was approximately ¥88,481 ($12,515) for the year ended June 30, 2020 as compared to gross profit of ¥6.7 million for the same period last year, representing a decrease of approximately ¥6.8 million ($1.0 million) or 101.3%. The decrease in gross profit from oilfield environmental protection was primarily attributable to the decrease in revenue, as discussed above.

Operating Expenses

	For the Years Ended
	June 30,
			Increase /	Percentage
	2019	2020	(Decrease)	Change
Selling and distribution expenses	¥9,076,266	¥4,417,413	¥(4,658,853)	(51.3)%
% of revenue	8.9%	6.7%	(2.2)%	-
General and administrative expenses	41,288,351	26,120,099	(15,168,252)	(36.7)%
% of revenue	40.3%	39.7%	0.6%	-
Provision for doubtful accounts	610,776	2,203,531	1,592,755	260.8%
% of revenue	0.6%	3.4%	2.8%	-
Research and development expenses	3,133,545	7,042,385	3,908,840	124.7%
% of revenue	3.1%	10.7%	7.6%	-
Operating expenses	¥54,108,938	¥39,783,428	¥(14,325,510)	(26.5)%

Selling and Distribution Expenses. Selling and distribution expenses consist primarily of salaries and related expenditures of the Company’s sales and marketing departments, sales commissions, costs of marketing programs including traveling expenses, advertising and trade shows, and rental expense, as well as shipping charges. Selling expenses decreased by 51.3% or ¥4.7 million ($0.7 million) for the year ended June 30, 2020 compared to the same period in 2019. This decrease was primarily due to the decrease in traveling expenses as well as entertainment expenses as we tried to control our operating expenditures, and the restriction on travelling and outdoor activities imposed by PRC government due to the COVID-19 during the year ended June 30, 2020. The decrease was also due to the decrease in shipping charges and service fee which was in line with the overall decrease in sales. Selling expenses were 6.7% of total revenues for the year ended June 30, 2020 and 8.9% of total revenues in the same period of 2019.

General and Administrative Expenses. General and administrative expenses consist primarily of costs in human resources, facilities costs, depreciation expenses, professional advisor fees, audit fees, stock-based compensation expense and other miscellaneous expenses incurred in connection with general operations. General and administrative expenses decreased by 36.7% or ¥15.2 million ($2.1 million), from ¥41.3 million in the year ended June 30, 2019 to ¥26.1 million ($3.7 million) in the same period of 2020. The decrease in general and administrative expenses was primarily due to the decrease in stock-based compensation expense during the year ended June 30, 2020. General and administrative expenses accounted for 39.7% of total revenues in the year ended June 30, 2020 and 40.3% of total revenues for the same period of last year.

Provision for doubtful accounts. Provision for doubtful accounts is the estimated amount of bad debt that will arise as a result of lower collectability from account receivables, other receivables and purchase advances. We recorded a provision for doubtful accounts of ¥0.6 million for the year ended June 30, 2019 as compared to a provision for doubtful accounts of ¥2.2 ($0.3 million) million for the same period in 2020. The increase in provision for doubtful accounts was mainly resulted by additional provision made for long outstanding account receivables and other receivables. Due to the COVID-19 outbreak in China, many companies were adversely affected during this period. Collection of our outstanding balances were delayed under such background. Most of our clients are large companies with strong capability to resist such risk. We evaluated and communicated with our clients and we believe those balances are still safe. The collection was only delayed, but we still record allowance according to our accounting policy based on our best estimates. We have collected some portion of those balances before the date of this annual report and we believe the remaining balance will continue to be collected.

Research and development (“R&D”) expenses. R&D expenses consist primarily of salaries and related expenditures for research and development projects. R&D expenses increased from approximately ¥3.1 million for the year ended June 30, 2019 to ¥7.0 million ($1.0 million) for the same period of 2020. This increase was primarily due to more research and development expense spent on design of new automation platform systems. R&D expenses accounted for 10.7% of total revenues in the year ended June 30, 2020 and 3.1% of total revenues for the same period of last year.

Net Loss

	For the Years Ended
	June 30,
			Increase /	Percentage
	2019	2020	(Decrease)	Change
Loss from operations	¥(24,243,574)	¥(20,177,032)	¥4,066,542	(16.8)%
Other income (expense), net	(1,140,355)	336,750	1,477,105	(129.5)%
Loss before income taxes	(25,383,929)	(19,840,282)	5,543,647	(21.8)%
Provision for income taxes	398,477	282,322	(116,155)	(29.1)%
Net loss	(25,782,406)	(20,122,604)	5,659,802	(22.0)%
Less: Net loss attributable to non-controlling interest	(426,501)	(875,903)	(449,402)	105.4%
Net loss attributable to Recon Technology, Ltd	¥(25,355,905)	¥(19,246,701)	¥6,109,204	(24.1)%

Loss from operations. Loss from operations was ¥20.2 million ($2.9 million) for the year ended June 30, 2020, compared to a loss of ¥24.2 million for the same period of 2019. This ¥4.1 million ($0.6 million) decrease in loss from operations was primarily due to a decrease in general and administrative expenses and selling and distribution expenses, partially offset by decrease in gross profit and increase in R&D expenses as discussed above.

Other income (expense), net. Other income, net was ¥0.3 million ($0.05 million) for the year ended June 30, 2020, compared to other expense, net of ¥1.1 million for the same period of 2019. The ¥1.5 million ($0.2 million) decrease in other expense, net was primarily due to the decreased loss from investment in unconsolidated entity of ¥1.4 million ($0.2 million) during the year ended June 30, 2020, as we recorded an income from investment in unconsolidated entity of ¥0.4 million ($0.07 million) during the year ended June 30, 2020 as compared to a loss from investment in unconsolidated entity of ¥1.0 million for the same period last year.

Net loss. As a result of the factors described above, net loss was ¥20.1 million ($2.8 million) for the year ended June 30, 2020, a decrease of ¥5.7 million ($0.8 million) from net loss of ¥25.8 million for the same period of 2019.

Year Ended June 30, 2019 Compared to Year Ended June 30, 2018

Revenue

	For the Years Ended
	June 30
			Increase /	Percentage
	2018	2019	(Decrease)	Change
Automation product and software	¥18,989,924	¥63,577,177	¥44,587,253	234.8%
Equipment and accessories	63,960,425	23,951,132	(40,009,293)	(62.6)%
Oilfield environmental protection	1,761,697	14,856,018	13,094,321	743.3%
Total revenue	¥84,712,046	¥102,384,327	¥17,672,281	20.9%

Our total revenues for the year ended June 30, 2019 were approximately ¥102.4 million ($14.9 million), an increase of approximately ¥17.7 million ($2.6 million) or 20.9% from ¥84.7 million for the year ended June 30, 2018. The overall increase in revenue was mainly due to the increased revenue from the automation products and software and oilfield environmental protection segments, offsetting by a decreased revenue from equipment and accessories segments.

(1)	Revenue from automation product and software increased by ¥44.6 million ($6.5 million) or 234.8%. The increased revenue was mainly due to the automation business projects from Shenhua Group and automation control system projects for East Hope, a polysilicon producer in China and a wholly-owned subsidiary of East Hope Group, one of the top 500 Chinese Enterprises for its new energy project.

(2)	Revenue from equipment and accessories decreased by ¥40.0 million ($5.8 million) or 62.6%. For the year ended June 30, 2018, to occupy the market, we accepted some low-margin contracts, resulting in higher revenue. We didn’t continue this type of temporary business in the same period of fiscal year 2019 and the revenue from furnaces decreased dramatically. We believe this decision will not hurt our business materially as our normal business cycle has been established and margins from furnaces segment increased, even with less revenue. We expect revenue from this segment will rebound in the coming year.

(3)	Revenue from oilfield environmental protection increased by ¥13.1 million ($1.9 million) or 743.3% as requirements of oilfield companies increased and the customers’ demand for environmental protection increased. Revenue from this segment includes sales to our related party, Urumqi Yikeli Automatic Control Equipment Co., Ltd. (“Urumqi Yikeli”) amounted to ¥3.7 million ($0.5 million) during the year ended June 30, 2019. As required by local market regulatory authorities, only several qualified contractors were allowed to provide waste water treatment business in Xin Jiang area. Urumqi Yikeli is one of those contractors. We provide waste water treatment solutions and chemicals to Urumqi Yikeli to access into the Xin Jiang market. Urumqi Yikeli is a related party to us as one major shareholder of Yikeli is also a minority shareholder of our Gan Su BHD.

Cost of revenue

	For the Years Ended
	June 30,
			Increase /	Percentage
	2018	2019	(Decrease)	Change
Automation product and software	¥16,943,002	¥49,273,350	¥32,330,348	190.8%
Equipment and accessories	62,010,361	14,948,376	(47,061,985)	(75.9)%
Oilfield environmental protection	1,326,598	7,860,599	6,534,001	492.5%
Business and sales related tax	281,900	436,638	154,738	54.9%
Total cost of revenue	¥80,561,861	¥72,518,963	¥(8,042,898)	(10.0)%

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

For the years ended June 30, 2018 and 2019, cost of revenue from equipment and accessories was approximately ¥62.0 million ($9.1 million) and ¥14.9 million ($2.2 million), respectively, representing a decrease of approximately ¥47.1 million ($6.9 million) or 75.9%. The decrease in cost of revenue from equipment and accessories was primarily attributable to quickly decreased sales of heating related products with low margin to general industry clients.

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
	June 30,
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

Our gross profit increased to ¥29.9 million ($4.3 million) for the year ended June 30, 2019 from ¥4.2 million for the same period in 2018. Our gross profit as a percentage of revenue increased to 29.2% for the year ended June 30, 2019 from 4.9% for the same period in 2018. As our business shifted from lower margin equipment during transition period to normal operation, our profit margin increased as revenue recovered and percentage of normal business with higher margin increased. As our business improved with industry recovering and enhancement of our cost control, our margin improved to normal level, while the margin of last year was lower because we undertook some exploiting business with higher level of resource input leading to a lower margin than usual.

For the years ended June 30, 2018 and 2019, gross profit from automation product and software was approximately ¥2.0 million ($0.3 million) and ¥14.2 million ($2.1 million), respectively, representing an increase of approximately ¥12.3 million ($1.8 million) or 628.0%. The increase in gross profit from automation product and software was primarily due to 1) more revenue generated from oilfield automation services projects and East Hope with higher gross margin; and 2) higher percentage of business from China Energy with only simple treatment which resulted in higher margin compared to the same period of last year.

For the years ended June 30, 2018 and 2019, gross profit from equipment and accessories was approximately ¥1.8 million ($0.26 million) and ¥8.9 million ($1.3 million), respectively, representing an increase of approximately ¥7.1 million ($1.0 million) or 383.0%, which was mainly contributed to higher percentage of normal profitable equipment sales.

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

Selling and Distribution Expenses. Selling and distribution expenses consist primarily of salaries and related expenditures of the Company’s sales and marketing departments, sales commissions, costs of marketing programs including traveling expenses, advertising and trade shows, and rental expense, as well as shipping charges. Selling expenses increased by ¥1.1 million ($0.2 million) for the year ended June 30, 2019 compared to the same period in 2018. This increase was primarily due to an increase in salaries and related expenditures s as we expanded our market to new basements of China Energy projects and new industries. Selling expenses were 8.9% of total revenues for the year ended June 30, 2019 and 9.5% of total revenues in the same period of 2018.

General and Administrative Expenses. General and administrative expenses consist primarily of costs in human resources, facilities costs, depreciation expenses, professional advisor fees, audit fees, stock-based compensation expense and other miscellaneous expenses incurred in connection with general operations. General and administrative expenses increased by 19.0% or ¥6.6 million ($1.0 million), from ¥34.7 million in the year ended June 30, 2018 to ¥41.3 million ($6.0 million) in the same period of 2019. The increase in general and administrative expenses was mainly due to an increase in stock-based compensation expense and audit fees, while the increase was partially offset by the decrease in investor relationship expenses during the year ended June 30, 2019. General and administrative expenses accounted 40.3% of total revenues in the year ended June 30, 2019 and 40.9% of total revenues for the same period of last year.

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

Research and development (“R&D”) expenses. Research and development expenses consist primarily of salaries and related expenditures for research and development projects. Research and development expenses decreased slightly from approximately ¥3.2 million for the year ended June 30, 2018 to ¥3.1 million ($0.5 million) for the same period of 2019. The R&D expenses incurred were relatively stable during the years ended June 30, 2018 and 2019 as the Company was focusing on the transformation of advanced R&D results into projects. The Company expects its R&D will maintain at current levels in the coming year.

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

Loss from operations. Loss from operations was ¥24.2 million ($3.5 million) for the year ended June 30, 2019, compared to a loss of ¥40.9 million for the same period of 2018. This ¥16.7 million ($2.4 million) decrease in loss from operations was primary due to an increase in gross profit, partial offset by an increase in general and administrative expenses and selling and distribution expenses as discussed above.

Other expense. Other expense, net was ¥1.1 million ($0.2 million) for the year ended June 30, 2019, compared to other expense, net of ¥4.4 million for the same period of 2018. The ¥3.3 million ($0.5 million) decrease in other expense, net was primarily due to the decreased impairment loss from investment in unconsolidated entity of ¥4.0 million ($0.6 million) and an increase in subsidy income of ¥0.8 million ($0.1 million), the decrease was partially offset by an increase in loss from investment in unconsolidated entity of ¥1.0 million ($0.1 million) and an increase in interests expense of ¥0.7 million ($0.1 million) for the year ended June 30, 2019

Net loss. As a result of the factors described above, net loss was ¥25.4 million ($3.7 million) for the year ended June 30, 2019, a decrease of 20.0 million ($2.9 million) from net loss of ¥45.4 million for the same period of 2018.

Liquidity and Capital Resources

As of June 30, 2020, we had cash in the amount of approximately ¥30.3 million ($4.3 million). As of June 30, 2019, we had cash in the amount of approximately ¥4.5 million.

Indebtedness. As of June 30, 2020, except for approximately ¥9.5 million ($1.3 million) of short-term bank loans, ¥0.2 million ($0.03 million) of short-term borrowings from a third party, ¥10.2 million ($1.4 million) of short-term borrowings from related parties, ¥8.2 million ($1.2 million) of long-term borrowings from a related party, ¥1.0 million  ($0.1 million) of short-term lease payable and ¥0.9  million ($0.1 million) of long-term lease payable due to third parties, ¥1.0 million ($0.1 million) of short-term lease payable and ¥0.4 million ($0.1 million) of long-term lease payable due to related parties, ¥2.5 million ($0.4 million) of contractual purchase commitments, and a liability of severance payments of ¥3.9 million  ($0.6 million) which is very unlikely to be incurred in the foreseeable future, we did not have any other finance leases, guarantees or other material contingent liabilities.

Holding Company Structure. We are a holding company with no operations of our own. All of our operations are conducted through our Domestic Companies. As a result, our ability to pay dividends and to finance any debt that we may incur is dependent upon the receipt of dividends and other distributions from the Domestic Companies. In addition, Chinese legal restrictions permit payment of dividends to us by our Domestic Companies only out of their respective accumulated net profits, if any, determined in accordance with Chinese accounting standards and regulations. Under Chinese law, our Domestic Companies are required to set aside a portion (at least 10%) of their after-tax net income (after discharging all cumulated loss), if any, each year for compulsory statutory reserve until the amount of the reserve reaches 50% of our Domestic Companies’ registered capital. These funds may be distributed to shareholders at the time of each Domestic Company’s wind-up.

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

Capital Resources. To date we have financed our operations primarily through cash flows from operations, short-term bank loans, short-term and long-term borrowings due to related parties. As of June 30, 2020, we had total assets of ¥194.4 million ($27.5 million), which includes cash of ¥30.3 million ($4.3 million), net accounts receivable of ¥51.3 million ($7.3 million) and net contract assets of ¥31.5 million ($4.5 million), and working capital of ¥64.1 million ($9.1 million). Shareholders' equity amounted to ¥110.0 million ($15.6 million).

Cash from Operating Activities. Net cash used in operating activities was ¥5.2 million ($0.7 million) for the year ended June 30, 2020. This was a decrease of approximately ¥27.0 million ($3.8 million) compared to net cash used in operating activities of approximately ¥32.2 million for the same period in 2019. The decrease in net cash used in operating activities was mainly due to a decrease in account receivables as we strengthened our effort in collection of accounts receivable and decrease in revenue, the decrease was partially offset by the decrease in net income as discussed above, a decrease in restricted shares issued for management as no new share plans were granted to our management, as well as increase in contract assets due to the increase in pre-contract costs incurred in anticipation of obtaining planned contracts for the Company’s revenue, as the progress of these contracts were delayed by the COVID-19. The net cash used in operating activities for the year ended June 30, 2020 was primarily attributable to the net loss available to the Company in the amount of ¥20.1 million ($2.8 million) due to the reasons discussed above, reconciled by restricted shares issued for management resulting in expenses of ¥7.9 million ($1.1 million), and an decrease in trade account receivable and increase in trade accounts payable, partly offset by an increase in contract assets.

Cash from Investing Activities. Net cash used in investing activities was approximately ¥2.1 million ($0.3 million) for the year ended June 30, 2020. This was a decrease of approximately ¥11.4 million ($1.6 million) compared to net cash used in investing activities of approximately ¥13.5 million for the same period in 2019. This decrease was due to the increased repayment from loans to third parties as well as decrease in additional investment in unconsolidated entity and decrease in prepayments for constructions in process, partly offset by an increase in payment made for loans to third parties.

Cash from Financing Activities. Net cash provided by financing activities amounted to ¥33.2 million ($4.7 million) for the year ended June 30, 2020, as compared to net cash provided by financing activities of ¥3.5 million for the same period in 2019. The increase in net cash provided by financing activities was mainly due to the increase in proceeds from sales of common stock as well as proceeds from short-term bank loans during the year ended June 30, 2020 to meet our current and future working capital needs. During the year ended June 30, 2020, we received ¥17.4 million ($2.5 million) in short-term borrowings from related parties, repaid ¥16.2 million ($2.3 million) in short-term borrowings to related parties, received ¥9.5 million ($1.3 million) in short-term bank loans, repaid ¥2.5 million ($0.4 million) in short-term bank loans, received ¥26.1 million ($3.7 million) from sale of common stock, net of issuance costs and repaid ¥1.0 million ($0.1 million) in short-term borrowings to one third-party.

Working Capital. Total working capital as of June 30, 2020 amounted to ¥64.1 million ($9.1 million), compared to ¥55.7 million as of June 30, 2019. Total current assets as of June 30, 2020 amounted to ¥129.3 million ($18.3 million), an increase of ¥31.5 million ($4.4 million) compared to approximately ¥97.8 million at June 30, 2019. The increase in total current assets at June 30, 2020 compared to June 30, 2019 was mainly due to an increase in cash, contract assets, partially offset by a decrease in trade account receivable.

Current liabilities amounted to ¥65.2 million ($9.2 million) at June 30, 2020, in comparison to ¥42.1 million at June 30, 2019. This increase of current liabilities was attributable mainly to an increase in trade accounts payable, short-term bank loans and advance from customers.

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

Tabular Disclosure of Contractual Obligations

Below is a table setting forth all our contractual obligations as of June 30, 2020, which consists of our short-term loan agreements, operating lease obligations, loans from third parties and due to related party:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Short-term debt obligations	¥19,950,746	¥19,950,746	¥-	¥-	¥-
Operating lease obligations	3,273,071	2,002,221	1,270,850	-	-
Due to related parties	4,498,318	4,498,318	-	-	-
Purchase obligation	2,526,259	2,526,259	-	-	-
Long-term debt obligations	8,226,599	847,346	1,868,175	2,230,676	3,280,402
Total	¥38,474,993	¥29,824,890	¥3,139,025	¥2,230,676	¥3,280,402

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

Executive Officers and Directors

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Position Held
Mr. Yin Shenping	50	Chief Executive Officer and Director
Ms. Liu Jia	37	Chief Financial Officer
Mr. Chen Guangqiang	57	Chief Technology Officer and Director
Mr. Bi Yongquan	42	Director and Chairman
Mr. Zhao Shudong	74	Independent Director
Mr. Nelson N.S. Wong	58	Independent Director (Audit Committee Chair)
Mr. Hu Jijun	55	Independent Director
Dr. Duan Yonggang	56	Independent Director

Yin Shenping. Mr. Yin has been our Chief Executive Officer and a director since the Company’s inception. In 2003, Mr. Yin founded Nanjing Recon, a Chinese company that provides services to automate and enhance the extraction of petroleum in China, and has been the Chief Executive Officer since that time. Prior to founding Nanjing Recon, Mr. Yin served as a sales manager for Fujian Haitian Network Company from 1992 through 1994. Mr. Yin has founded and operated a number of companies engaged in the IT industry including: Xiamen Hengda Haitian Computer Network Co., Ltd. (1994), Baotou Hengda Haitian Computer Network Co., Ltd. (1997), Beijing Jingke Haitian Electronic Technology Development Co., Ltd. (1999), and Jingsu Huasheng Information Technology Co., Ltd. (2000). In 2000, Mr. Yin merged the former Nanjing Kingsley Software Engineering Co., Ltd. into Nanjing Recon. Mr. Yin received his bachelor’s degree in 1991 from Nanjing Agricultural University in information systems. Mr. Yin was chosen as a director of the Company because as one of the founders of the Company, we believe his knowledge of the Company and years of experience in our industry give him the ability to guide the Company as a director.

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

Zhao Shudong. Mr. Zhao joined our board of directors in 2013. Mr. Zhao spent over 30 years working in the oilfield industry prior to retiring from full-time work in 2006. From 1970 to 1976, Mr. Zhao worked as a technician in the Daqing oilfield. From 1976 to 1982, Mr. Zhao served as the vice director of the Hubei Oilfield Generalized Geologic Technical Research Institute. Mr. Zhao then spent 11 years as a director and section chief at the Scientific and Technological Development Department of the Huabei Petroleum Administrative Bureau. He was subsequently appointed Chief Geologist of the bureau, a position he held from 1993 to 1999. From 1999 to 2006, Mr. Zhao served as the General Manager of the Huabei Oilfield Company of CNPC. Mr. Zhao studied at the Northeast Petroleum Institute from 1965 to 1970. Mr. Zhao was elected as a director because of his extensive experience in the oilfield industry.

Duan Yonggang. Dr. Duan has served as our director since March 2020. Dr. Duan has been teaching and researching in the oil-gas field development engineering area for a long time. From November 2004, Dr. Duan has been a professor at Southwest Petroleum University in Sichuan, China. He is the director of the oil well technology center of petroleum engineering school of Southwest Petroleum University. In addition, Dr. Duan is also a researcher and Ph.D. supervisor. He has published over 60 articles on top academic journals and participated in writing six books. He was named an expert with outstanding contributions and an oil-gas safety expert in Sichuan Province, China. Dr. Duan received his bachelor’s degree in oil production in 1984, and his master degree in oil-gas field development engineering in 1988, both from Southwest Colleague. Dr. Duan received his Ph.D. degree in oil-gas field development engineering in 2009 from Southwest Petroleum University. Dr. Duan was chosen as a director because he is an expert in the oilfield area.

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

B. Compensation

The following table shows the annual compensation paid by us to Yin Shenping, our Chief Executive Officer, Liu Jia, our Chief Financial Officer, and Chen Guangqiang, our Chief Technology Officer, for the years ended June 30, 2020, 2019 and 2018. No other employee or officer received more than $100,000 in total compensation in 2020, 2019 and 2018.

Summary Executive Compensation Table

Name and principal position	Year	Salary	Bonus	Option Awards	Restricted Stock Awards		Total
Yin Shenping, Principal Executive Officer	2020	$120,000	$0	$—	$0		$120,000
	2019	$120,000	$29,125	$—	$129,000	(1)	$278,125
	2018	$120,000	$30,212	$—	$0		$150,212
Liu Jia Chief Financial Officer	2020	$80,000	$0	$—	$0		$80,000
	2019	$80,000	$21,844	$—	$103,200	(1)	$205,044
	2018	$80,000	$22,659	$—	$0		$102,659
Chen Guangqiang, Chief Technology Officer	2020	$120,000	$0	$—	$0		$120,000
	2019	$141,844	$29,125	$—	$129,000	(1)	$299969
	2018	$144,472	$30,212	$—	$0		$174,684

(1)	On August 21, 2018, the Company granted 20,000 restricted shares to Mr. Yin at an aggregate grant date fair value of $129,000, 20,000 restricted shares to Mr. Chen at an aggregate grant date fair value of $129,000, and 16,000 restricted shares to Ms. Liu at an aggregate grant date fair value of $103,200, based on the stock closing price of $6.45 at August 21, 2018. These restricted shares will vest over three years with one-third of the shares vesting every year from the grant date.

Director Compensation

All directors hold office until the expiration of their respective terms and until their successors have been duly elected and qualified. There are no family relationships among our directors or executive officers. Officers are elected by and serve at the discretion of the board of directors. Employee directors and non-voting observers do not receive any compensation for their services. We pay $8,000 to each independent director annually for their service as directors. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each board of directors meeting attended.

Summary Director Compensation Table

Name(1)	Fees earned or paid in cash	Option Awards	Total(2)
Nelson N.S. Wong	$8,000	$0	$8,000
Hu Jijun	$8,000	$0	$8,000
Zhao Shudong	$8,000	$0	$8,000
Bi Yongquan	$0	$0	$0
Duan Yonggang(3)	$4,000	$0	$4,000

(1)	Compensation for our directors Yin Shenping and Chen Guangqiang, who also serve as executive officers, is fully disclosed in the executive compensation table.

(2)	None of the directors received any ordinary share awards, nonqualified deferred compensation earnings or non-equity incentive plan compensation in fiscal year 2019.

(3)	Dr. Yonggang Duan began to serve as the Company’s independent director since March 2020.

The following table summarizes, as of June 30, 2020, the outstanding options, restricted share units and shares that we granted to our current directors and executive officers and to other individuals as a group, reflecting the one-for-five Reverse Stock Split.

	Ordinary shares
	underlying options
	awarded/Restricted	Exercise price
Name	Share Units/Shares	(US$/share)	Date of grant	Date of expiration
Yin Shenping	20,000	—	8/21/2018	8/21/2021
Liu Jia	6,400	8.25	1/31/2015	1/31/2025
	16,000	—	8/21/2018	8/21/2021
Chen Guangqiang	20,000	—	8/21/2018	8/21/2021
Bi Yongquan	20,000	—	8/21/2018	8/21/2021
Nelson N.S. Wong	5,000	8.25	1/31/2015	1/31/2025
	10,000	—	8/21/2018	8/21/2021
Hu Jijun	5,000	8.25	1/31/2015	1/31/2025
	10,000	—	8/21/2018	8/21/2021
Zhao Shudong	1,800	14.8	3/26/2012	3/26/2022
	3,600	8.25	1/31/2015	1/31/2025
	10,000	—	8/21/2018	8/21/2021
Other Individuals as a Group	27,120	14.8	3/26/2012	3/26/2022
	60,000	8.25	1/31/2015	1/31/2025
	60,000	—	10/13/2017	12/13/2020
Total	274,920

C. Board Practices

board of directors and Board Committees

Our board of directors currently consists of seven members. There are no family relationships between any of our executive officers and directors.

The directors are divided into three classes, as nearly equal in number as the then total number of directors permits. Class I directors faced re-election at our annual general meeting of shareholders in 2020 and every three years thereafter. Class II directors faced re-election at our annual general meeting of shareholders in 2021 and every three years thereafter. Class III directors faced re-election at our annual general meeting of shareholders in 2022 and every three years thereafter.

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

The board of directors maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by NASDAQ Stock Market Rule 4200(a)(15). Mr. Zhao, Mr. Wong, Mr. Hu and Dr. Duan are our independent directors.

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

Limitation of Director and Officer Liability

Pursuant to our Memorandum and Articles of Association, every director or officer and the personal representatives of the same shall be indemnified and held harmless out of our assets and funds against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by him or her in or about the conduct of our business or affairs or in the execution or discharge of his or her duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by him in defending (whether successfully or otherwise) any civil proceedings concerning us or our affairs in any court whether in the Cayman Islands or elsewhere. No such director or officer will be liable for: (a) the acts, receipts, neglects, defaults or omissions of any other such Director or officer or agent; or (b) any loss on account of defect of title to any of our properties; or (c) account of the insufficiency of any security in or upon which any of our money shall be invested; or (d) any loss incurred through any bank, broker or other similar person; or (e) any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgment or oversight on his or her part; or (f) any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers authorities, or discretions of his or her office or in relation thereto, unless the same shall happen through his or her own dishonesty, gross negligence or willful default.

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

D. Employees

As of June 30, 2020, we employed a total of 134 full-time in the following functions:

	Number of Employees
Department	June 30, 2020	June 30, 2019	June 30, 2018
Senior Management	10	10	7
Human Resource & Administration	22	21	19
Finance	18	16	10
Research & Development	32	32	30
Procurement and production	25	29	5
Sales & Marketing	27	21	19
Total	134	129	90

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. In fiscal year 2020, we contributed approximately $127,930 to the employee benefit plans and social insurance. In fiscal year 2019, we contributed approximately $167,277 to the employee benefit plans and social insurance. In fiscal year 2018, we contributed approximately $127,371 to the employee benefit plans and social insurance. The effect on our liquidity by the payments for these contributions is immaterial. We believe that we are in material compliance with the relevant PRC employment laws.

E. Share Ownership

For information regarding the share ownership of our directors and senior management, see “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.”

Share and Share Options

Share Option Pool

In connection with our initial public offering, we established a pool for share options as our 2009 Stock Incentive Plan (“2009 Incentive Plan”) for the Domestic Companies’ and our employees. This pool initially contained options to purchase up to 158,073 (790,362 before the one-for-five Reverse Stock Split) of our ordinary shares. The options will vest at a rate of 20% per year for five years and have an exercise price of the market price of our shares on the date the options are granted. To date, we issued 112,800 (564,000 before the one-for-five Reverse Stock Split) options and 45,273 (226,362 before the one-for-five Reverse Stock Split) shares out of this employee share option pool. We initially granted 58,600 (293,000 before the one-for-five Reverse Stock Split) options in 2009. We held a shareholder meeting in December 2010 and announced the resignation of three directors, and as a result, 20,000 (100,000 before the one-for-five Reverse Stock Split) options were forfeited and went back in the pool. In 2012, we granted an additional 83,000 (415,000 before the one-for-five Reverse Stock Split) options and 8,800 (44,000 before the one-for-five Reverse Stock Split) options were forfeited and went back to the pool. In the three months ended June 30, 2014, 29,680 (148,400 before the one-for-five Reverse Stock Split) vested options from 2012 grants were exercised. During the year ended June 30, 2020, 53,600 options were forfeited and as of June 30, 2020, we have 29,520 options outstanding under the 2009 Incentive Plan, reflecting the one-for-five Reverse Stock Split.

On January 29, 2015, the Company held its 2014 annual general meeting of shareholders, during which the Company’s shareholders approved the Company’s 2015 Stock Incentive Plan (“2015 Incentive Plan”). Pursuant to the 2015 Incentive Plan, we were initially authorized to issue up to an aggregate of 140,000 (700,000 before the one-for-five Reverse Stock Split) ordinary Shares. Additionally, commencing on the first business day in fiscal year ending June 30, 2016 and on the first business day of each fiscal year thereafter while the 2015 Incentive Plan is in effect, the maximum number of Ordinary Shares available for issuance under this 2015 Incentive Plan during that fiscal year shall be increased such that, as of such first business day, the maximum aggregate number of Ordinary Shares available for issuance under this 2015 Incentive Plan during that fiscal year shall be equal to Fifteen Percent (15%) of the number of total issued and outstanding Ordinary Shares of the Company as recorded by the Company’s transfer agent on the last business day of the prior fiscal year. The Company granted options to purchase 80,000 (400,000 before the one-for-five Reverse Stock Split) Ordinary Shares to its employees and non-employee director on January 31, 2015 under the 2015 Incentive Plan. As of June 30, 2020, we have 80,000 options outstanding under this 2015 Incentive Plan, reflecting the one-for-five Reverse Stock Split.

As of June 30, 2020, we have an aggregate of 109,520 options outstanding under our incentive plans, reflecting the one-for-five Reverse Stock Split.

Executive Stock Grants

On December 13, 2013, the Company granted 19,036 (95,181 before the one-for-five Reverse Stock Split) restricted shares to Mr. Yin Shenping and 27,036 (135,181 before the one-for-five Reverse Stock Split) restricted shares to Mr. Chen Guangqiang at an aggregate value of ¥4,207,496 ($688,782), based on the stock closing price of $14.95 (adjusted reflecting the one-for-five Reverse Stock Split) at December 13, 2013. These restricted shares will be vested over three years with one-third of the shares vesting every year from the grant date.

On January 31, 2015, the Company granted 30,000 restricted shares to Mr. Yin and 30,000 restricted shares to Mr. Chen at an aggregate value of ¥3,038,558($495,000), based on the stock closing price of $8.25 (adjusted reflecting the one-for-five Reverse Stock Split) at January 31, 2015. These restricted shares were vested over three years with one-third of the shares vesting every year from the grant date.

On July 11, 2015, the Company’s board approved to reserve 160,000 (800,000 before the one-for-five Reverse Stock Split) shares and options under the 2015 Incentive Plan. On October 18, 2015, 160,000 (800,000 before the one-for-five Reverse Stock Split) restricted shares were granted to staff under this plan at an aggregate value of ¥4,677,608 ($704,000), based on the stock closing price of $4.40 (adjusted reflecting the one-for-five Reverse Stock Split) at October 16, 2015. These restricted shares were vested over three years with one-third of the shares vesting every year from the grant date.

On July 23, 2016, the Company’s board approved the reservation of 175,200 (876,000 before the one-for-five Reverse Stock Split) shares and options. On July 27, 2016, 175,200 (876,000 before the one-for-five Reverse Stock Split) restricted shares were granted to staff pursuant to this authorization. These restricted shares were vested over three years with one-third of the shares vesting every year from the grant date.

On December 9, 2016, the Company’s board approved management's new plan based on future performance for the three fiscal years from 2017 to 2019. The Company also agreed on front-issuing of shares based on the optimism situation, thus non-vested 602,000 (3,010,000 before the one-for-five Reverse Stock Split) shares were issued to management on January 23, 2017. The fair value of the restricted shares was $4,063,500 based on the closing stock price $6.75 (adjusted reflecting the one-for-five Reverse Stock Split) at December 9, 2016. Prior to the filing of the annual report for the years ending June 30, 2018, 2019 and 2020, certain number of shares granted under this plan may not be sold, transferred, hypothecated, voted or otherwise used for any purpose, and any shares that are not earned as stated above will be automatically cancelled without payment by the transfer agent of the Company.

On October 13, 2017, the Company’s board approved a grant of 180,000 (900,000 before the one-for-five Reverse Stock Split) restricted shares to its employees as compensation cost for awards. The fair value of the restricted shares was $919,800 based on the closing stock price $5.11 (adjusted reflecting the one-for-five Reverse Stock Split) at October 13, 2017. These restricted shares will vest over three years with one-third of the shares vesting every year from the grant date.

On August 27, 2018, the Company’s board approved a grant of 391,200 (1,956,000 before the one-for-five Reverse Stock Split) restricted stock to certain employees and directors under the Company’s 2015 Incentive Plan according to a vesting schedule as a reward and compensation to encourage as an incentive for their future dedication to the Company. Fair value of these restricted stocks are $2,523,240 based on the closing price of the resolution of the board on August 27, 2018, with a vesting period of three years from the date of the grant.

As of June 30, 2020, we have 320,801 non-vested restricted stocks outstanding, reflecting the one-for-five Reverse Stock Split.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of the date of this report, for each person known by us to beneficially own 5% or more of our ordinary shares, and all of our executive officers and directors individually and as a group. It reflects the one-for-five Reverse Stock Split we effected on December 27, 2019. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on shares, which consists of 6,715,772 shares outstanding as of October 9, 2020, and 108,920 shares subject to options that are exercisable and 190,395 restricted shares issued and to be vested within 60 days after October 9, 2020. These shares do not include 487,060 restricted shares which have been granted to FGS individual shareholders and are subject to cancellation. The 299,315 shares subject to options and restricted shares are deemed to be outstanding for the purposes of computing the percentage ownership of the individual holding such shares, but are not deemed outstanding for purposes of computing the percentage for any other person shown in the table. Our major shareholders do not possess voting rights that differ from our other shareholders. The address of each of the below shareholders is c/o Recon Technology Ltd, Room 1902, Building C, King Long International Mansion, 9 Fulin Road, Beijing 100107 China.

	Amount of Beneficial Ownership	Percentage Ownership
Yin Shenping (1)	641,637	9.15%
Chen Guangqiang (2)	618,662	8.82%
Hu Jijun (3)	18,667	* %
Nelson Wong (4)	18,667	* %
Zhao Shudong(5)	21,667	* %
Liu Jia (6)	91,267	1.3%
Bi Yongquan (7)	613,334	8.74%
Duan Yonggang	-	-%
Directors and Executive Officers as a Group (eight members)**	2,023,901	28.85%

(1)	Includes 6,667 restricted shares that vested on August 21, 2020 but were not issued yet.

(2)	Includes 6,667 restricted shares that vested on August 21, 2020 but were not issued yet.

(3)	Includes 3,333 restricted shares that vested on August 21, 2020 but were not issued yet.

(4)	Includes 3,333 restricted shares that vested on August 21, 2020 but were not issued yet.

(5)	Include 1,800 options that are exercisable and 3,333 restricted shares that vested on August 21, 2020 but were not issued yet.

(6)	Includes 6,667 restricted shares that vested on August 21, 2020 but were not issued yet.

(7)	Includes 5,333 restricted shares that vested on August 21, 2020 but were not issued yet.

*	Less than 1%.
**	No other 5% shareholder.

B. Related party transactions

Transactions with Related Persons

Sales to related party consisted of the following:

	For the years ended June 30,
	2018	2019	2020	2020
	RMB	RMB	RMB	U.S. Dollars
Urumqi Yikeli Automatic Control Equipment Co., Ltd.	¥577,009	¥3,726,894	¥-	$-
Total revenues from related parties	¥577,009	¥3,726,894	¥-	$-

Other payables consisted of the following:

	June 30, 2019	June 30, 2020	June 30, 2020
Related Party	RMB	RMB	U.S. Dollars
Expenses paid by the major shareholders	¥2,029,908	¥3,752,353	$530,764
Due to family member of one owner	-	485,000	68,602
Due to management staff for costs incurred on behalf of Recon	260,965	260,965	36,913
Total	¥2,290,873	¥4,498,318	$636,279

The Company also had short-term borrowings` from related parties. Below is a summary of the Company’s short-term borrowings due to related parties as of June 30, 2019 and 2020, respectively.

	June 30, 2019	June 30, 2020	June 30, 2020
Short-term borrowings due to related parties:	RMB	RMB	U.S. Dollars
Short-term borrowing from a Founder, 5.65% annual interest, due on December 19, 2019	¥5,008,640	¥-	$-
Short-term borrowing from a Founder, 5.65% annual interest, due on March 27, 2020	4,001,885	-	-
Short-term borrowing from a Founder, 5.65% annual interest, due on December 19, 2020		5,008,640	708,463
Short-term borrowing from a Founder, 4.55% annual interest, due on March 25, 2021		4,002,106	566,090
Short-term borrowing from a Founder, interest-free, due on September 24, 2020	-	450,000	63,652
Short-term borrowing from a Founder's family member, interest-free, due on December 31, 2020	-	770,000	108,915
Total short-term borrowings due to related parties	¥9,010,525	¥10,230,746	$1,447,120

The Company also had long-term borrowings from a related party. Below is a summary of the Company’s long-term borrowings due to a related party as of June 30, 2019 and 2020, respectively.

	June 30, 2019	June 30, 2020	June 30, 2020
Long-term borrowings due to related party:	RMB	RMB	U.S. Dollars
Long-term borrowing from a Founder, monthly payments of ¥126,135 inclusive of interest at 8.90%, ten years loan, due in November 2027.	¥8,977,001	¥8,226,599	$1,163,638
Less: current portion	(780,797)	(847,346)	(119,856)
Total long-term borrowings due to related party	¥8,196,204	¥7,379,253	$1,043,782

Leases from related parties - The Company has various agreements for the lease of office space owned by the Founders and their family members. The terms of the agreement state that the Company will continue to lease the property at a monthly rent of ¥120,000 with annual rental expense at ¥1.44 million ($0.20 million). The details of leases from related parties are as below:

			Monthly Rent	Monthly Rent
Lessee	Lessor	Rent Period	RMB	USD
Nanjing Recon	Yin Shenping	April 1, 2020 - March 31, 2022	¥40,000	$5,658
BHD	Chen Guangqiang	Jan 1, 2020- Dec 31, 2020	22,500	3,183
BHD	Mr Chen's family member	Jan 1, 2020- Dec 31, 2020	47,500	6,719
Recon-BJ	Yin Shenping	July 1, 2020-Jun 1 ,2021	10,000	1,414

Expenses paid by the owner on behalf of Recon - Shareholders of our VIEs paid certain operating expenses for the Company. As of June 30, 2019 and 2020, ¥2,029,908 and ¥3,752,353 ($530,764) was due to them, respectively.

Guarantee/collateral related parties – The Company’s founders provide guarantee and collateral for the Company’s short-term bank loans.

Other than as described herein, no transactions required to be disclosed under Item 404 of Regulation S-K have occurred since the beginning of the Company’s last fiscal year.

Director Independence

The board of directors maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by NASDAQ Stock Market Rule 4200(a)(15). Mr. Wong, Mr. Hu, Mr. Zhao and Dr. Duan are our independent directors.

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

Because we are a holding company with no operations of our own and all of our operations are conducted through our Chinese subsidiary, our ability to pay dividends and to finance any debt that we may incur is dependent upon dividends and other distributions paid. In addition, Chinese legal restrictions permit payment of dividends to us by our Chinese subsidiary only out of its accumulated net profit, if any, determined in accordance with Chinese accounting standards and regulations. Under Chinese law, our subsidiary is required to set aside a portion (at least 10%) of its after-tax net income (after discharging all cumulated loss), if any, each year for compulsory statutory reserve until the amount of the reserve reaches 50% of our subsidiaries’ registered capital. These funds may be distributed to shareholders at the time of its wind-up. See “Holding Company Structure.”

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

A. Offer and listing details

We completed our initial public offering on July 29, 2009. The following table sets forth the high and low sale prices for our ordinary shares as reported on the NASDAQ Capital Market. These prices have been adjusted to reflect the one-for-five Reverse Stock Split which became effective on December 27, 2019.

	High	Low
Annual Highs and Lows
Year Ended June 30, 2019	$8.75	$3.15
Year Ended June 30, 2020	$5.55	$1.04

Quarterly Highs and Lows
Quarter Ended September 30, 2018	$8.75	$5.53
Quarter Ended December 31, 2018	$6.67	$3.15
Quarter Ended March 31, 2019	$6.10	$3.40
Quarter Ended June 30, 2019	$5.30	$3.61
Quarter Ended September 30, 2019	$4.70	$3.15
Quarter Ended December 31, 2019	$4.50	$2.20
Quarter Ended March 31, 2020	$3.47	$1.11
Quarter Ended June 30, 2020	$5.55	$1.04
Quarter Ended September 30, 2020	$1.41	$0.75

Monthly Highs and Lows
April 2020	$4.00	$1.47
May 2020	$5.55	$1.75
June 2020	$2.22	$1.04
July 2020	$1.41	$1.04
August 2020	$1.30	$0.98
September 2020	$1.28	$0.75

As of September 30, 2020, there were approximately 33 holders of record of our ordinary shares. This excludes our ordinary shares owned by shareholders holding ordinary shares under nominee security position listings. On September 30, 2020, the last sales price of our ordinary shares as reported on the NASDAQ Capital Market was $0.935 per ordinary share.

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

Based on the market price of our Ordinary Shares, the value of our assets and the composition of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2019, 2018 or 2017. However, given the factual nature of the analyses and the lack of guidance, no assurance can be given. We do not expect to be a PFIC for our taxable year ending December 31, 2018. However, because PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year, our actual PFIC status will not be determinable until the close of the taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year or any future taxable year.

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

In fiscal years 2020, 2019 and 2018, we had and RMB 21.04 million (approximately $2.98 million), RMB 20.49 million (approximately $2.98 million) and RMB 16.60 million (approximately $2.51 million) of weighted outstanding bank loans, with weighted average effective interest rate of 6.17%, 7.07% and 5.41% respectively.

As of June 30, 2020, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our company would have been RMB 12,540 (approximately $1,781) lower/higher, respectively, mainly as a result of higher/lower interest expense from our short-term borrowings.

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

As of June 30, 2020, our company carried out an evaluation, under the supervision of and with the participation of management, including our Company’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of our Company’s disclosure controls and procedures. Included in this Annual Report on Form 20-F, the chief executive officer and chief financial officer concluded that our Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) were ineffective in timely alerting them to information required to be included in the Company’s U.S. Securities and Exchange Commission (the “Commission”) filings.

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

The Company’s management assessed the effectiveness of its internal control over financial reporting as of June 30, 2020. In making this assessment, management used the 2013 framework set forth in the report entitled Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Our management has implemented and tested our internal control over financial reporting based on these criteria. Based on the assessment and material weakness identified, the Company’s management concluded that, as of June 30, 2020, its internal control over financing reporting was not effective.

The specific material weaknesses identified by the Company’s management as of June 30, 2020 are described as follows:

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

We recently completed our designs of our internal controls, assessments for all of our financial reporting cycles and assessment of adoption of new revenue recognition standards during fiscal year 2020, and we are unable to declare effectiveness of our controls due to lack of sufficient time to obtain evidence of operating effectiveness as of June 30, 2020 due to lack of monitoring of our internal controls (lack of self-testing of internal controls) and lack of enough training and adjustment of our internal procedures to provide enough supporting documents as required. Also, as effected by COVID-19, we are behind our schedule of staff hiring plan and have not completed our internal control improvement plan. Therefore, we determined that the lack of time to evaluate our design and operating effectiveness are material weaknesses. It should be noted, however, that (a) many actions had been undertaken to enhance the control environment during the year; and (b) there are other remedial activities that are scheduled to take place in fiscal year 2021.

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

In addition to the foregoing efforts, the Company expects to implement the following remedial actions during fiscal year 2020:

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

Management continues to focus on internal control over financial reporting. As of June 30, 2020, the Company has completed certain documentation of our internal controls and will be implementing the following remedial initiatives:

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

Friedman LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal years 2020 and 2019.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

During fiscal years 2020 and 2019, Friedman LLP’s audit fees were $170,000 and $170,000, respectively.

Audit-Related Fees

The Company paid $21,000 and $0 to Friedman LLP for audit-related services in fiscal years 2020 and 2019, respectively.

Tax Fees

The Company has not incurred any tax fees from Friedman LLP for tax services in fiscal years 2020 and 2019.

All Other Fees

The Company has not incurred any other fees from Friedman LLP other fees in fiscal years 2020 and 2019.

Audit Committee Pre-Approval Policies

Before Friedman LLP was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by Friedman LLP have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for fiscal year 2020 that were attributed to work performed by persons other than Friedman LLP’s full-time permanent employees was less than 20%.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended June 30, 2020.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

We are incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law. In addition, because our ordinary shares are listed on The Nasdaq Capital Market, we are subject to Nasdaq’s corporate governance requirements.

As noted above in the risk factor titled “We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”, The Nasdaq Capital Market allows foreign private issuers like our Company to opt to follow rules that apply in the issuer’s home country instead of a given Nasdaq rule. NASDAQ Listing Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement.

NASDAQ Rule 5635 requires shareholder approval for the issuance of securities: (i) in connection with the acquisition of stock or assets of another Company; (ii) when it would result in a change of control; (iii) when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants; or (iv) in connection with a transaction other than a public offering involving the sale, issuance or potential issuance of common stock at a price less than market value. Our Cayman Islands counsel, Campbells, has provided a letter to NASDAQ certifying that under Cayman Islands law and our Memorandum and Articles of Association , we are not prohibited from issuing shares without first obtaining shareholder approval where such issuance of securities otherwise requires shareholder approval under NASDAQ Rule 5635. Accordingly, we intend to comply with the requirements of Cayman Islands law in determining whether shareholder approval is required.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19.	Exhibits

Exhibit No.	Description of Exhibit	Included	Form	Filing Date

1.1.1	Second Amended and Restated Articles of Association of the Registrant	By Reference	S-3	2016-09-19

1.1.2	Second Amended and Restated Memorandum of Association of the Registrant	By Reference	S-3	2016-09-19

2.1	Specimen Share Certificate	By Reference	6-K	2020-1-17

2.2	Form of Amended and Restated Warrant	By Reference	6-K	2020-06-30

4.1	2009 Stock Incentive Plan	By Reference	S-1/A	2009-06-10

4.2	2015 Stock Incentive Plan	By Reference	10-K	2016-09-28

4.3	Translation of Exclusive Technical Consulting Service Agreement between Recon Technology (Jining) Co., Ltd. and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.4	Translation of Power of Attorney for rights of Chen Guangqiang in Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.5	Translation of Power of Attorney for rights of Yin Shenping in Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.6	Translation of Power of Attorney for rights of Li Hongqi in Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.7	Translation of Exclusive Equity Interest Purchase Agreement between Recon Technology (Jining) Co. Ltd., Chen Guangqiang and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.8	Translation of Exclusive Equity Interest Purchase Agreement between Recon Technology (Jining) Co. Ltd., Yin Shenping and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.9	Translation of Exclusive Equity Interest Purchase Agreement between Recon Technology (Jining) Co. Ltd., Li Hongqi and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.10	Translation of Equity Interest Pledge Agreement between Recon Technology (Jining) Co., Ltd., Chen Guangqiang and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.11	Translation of Equity Interest Pledge Agreement between Recon Technology (Jining) Co., Ltd., Yin Shenping and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.12	Translation of Equity Interest Pledge Agreement between Recon Technology (Jining) Co., Ltd., Li Hongqi and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.13	Translation of Exclusive Technical Consulting Service Agreement between Recon Technology (Jining) Co., Ltd. and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.14	Translation of Power of Attorney for rights of Chen Guangqiang in Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.15	Translation of Power of Attorney for rights of Yin Shenping in Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.16	Translation of Power of Attorney for rights of Li Hongqi in Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.17	Translation of Exclusive Equity Interest Purchase Agreement between Recon Technology (Jining) Co. Ltd., Chen Guangqiang and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.18	Translation of Exclusive Equity Interest Purchase Agreement between Recon Technology (Jining) Co. Ltd., Yin Shenping and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.19	Translation of Exclusive Equity Interest Purchase Agreement between Recon Technology (Jining) Co. Ltd., Li Hongqi and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.20	Translation of Equity Interest Pledge Agreement between Recon Technology (Jining) Co., Ltd., Chen Guangqiang and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.21	Translation of Equity Interest Pledge Agreement between Recon Technology (Jining) Co., Ltd., Yin Shenping and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.22	Translation of Equity Interest Pledge Agreement between Recon Technology (Jining) Co., Ltd., Li Hongqi and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.23	Translation of the Investment Agreement between Recon Technology, Ltd., Future Gas Station (Beijing) Technology, Ltd. and six individuals	By Reference	6-KA	2018-08-28

4.24	Translation of the Supplemental Agreement between Recon Technology, Ltd., Future Gas Station (Beijing) Technology, Ltd. and six individuals	By Reference	6-KA	2018-08-28

4.25	Translation of Exclusive Technical Consulting Service Agreement dated April 1, 2019 between Recon Hengda Technology (Beijing) Co., Ltd. and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	6-K	2019-04-24

4.26	Translation of Amended and Restated Exclusive Equity Interest Purchase Agreement dated April 1, 2019 among Recon Hengda Technology (Beijing) Co., Ltd., Beijing BHD Petroleum Technology Co., Ltd. and Fan Zhang, Shenping Yin, Donglin Li, Zhiqiang Feng and Guangqiang Chen	By Reference	6-K	2019-04-24

4.27	Translation of Amended and Restated Equity Interest Pledge Agreement dated April 1, 2019 between Recon Hengda Technology (Beijing) Co., Ltd. and Fan Zhang, Shenping Yin, Donglin Li, Zhiqiang Feng and Guangqiang Chen about Beijing BHD Petroleum Technology Co., Ltd.	By Reference	6-K	2019-04-24

4.28	Translation of Exclusive Technical Consulting Service Agreement dated April 1, 2019 between Recon Hengda Technology (Beijing) Co., Ltd. and Nanjing Recon Technology Co., Ltd.	By Reference	6-K	2019-04-24

4.29	Translation of Amended and Restated Exclusive Equity Interest Purchase Agreement dated April 1, 2019 among Recon Hengda Technology (Beijing) Co., Ltd., Nanjing Recon Technology Co., Ltd. and Shenping Yin, Guangqiang Chen and Degui Zhai	By Reference	6-K	2019-04-24

4.30	Translation of Amended and Restated Equity Interest Pledge Agreement dated April 1, 2019 between Recon Hengda Technology (Beijing) Co., Ltd. and Shenping Yin, Guangqiang Chen and Degui Zhai about Nanjing Recon Technology Co., Ltd.	By Reference	6-K	2019-04-24

4.31	Translation of Financial Support Commitment Letter from Two Major Shareholders dated August 31, 2019	By Reference	20-F	2019-10-01

4.32	Translation of Supplemental Agreement to the Investment Agreement with respect to Future Gas Station (Beijing) Technology Co., Ltd. dated September 24, 2019	By Reference	20-F	2019-10-01

4.33	Translation of Supplemental Agreement to the Investment Agreement with respect to Future Gas Station (Beijing) Technology Co., Ltd. dated March 17, 2020	By Reference	6-K	2020-03-18

4.34	Placement Agency Agreement, dated May 7, 2020, between the Company and Maxim Group LLC	By Reference	6-K	2020-05-26

4.35	Form of Securities Purchase Agreement, dated May 21, 2020, between the Company and the Purchasers	By Reference	6-K	2020-05-26

4.36	Form of Securities Purchase Agreement, dated June 26, 2020, between the Company and the Purchasers	By Reference	6-K	2020-06-30

8.1	List of subsidiaries of the Company	Herewith

11.1	Code of Ethics of the Company	By Reference	10-K	2009-09-28

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a)	Herewith

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a)	Herewith

13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code	Herewith

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code	Herewith

15.1	Press release dated October 9, 2020 regarding earnings for the year ended June 30, 2020	Herewith

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Recon Technology, Ltd.

By:	/s/ Yin Shenping
Name: Yin Shenping
Title: Chief Executive Officer

Date: October 9, 2020

RECON TECHNOLOGY, LTD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director and

Stockholders of Recon Technology, Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Recon Technology, Ltd and Subsidiaries (collectively, the “Company”) as of June 30, 2020 and 2019, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended June 30, 2020, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

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

New York, New York

October 9, 2020

RECON TECHNOLOGY, LTD

CONSOLIDATED BALANCE SHEETS

	As of June 30	As of June 30	As of June 30
	2019	2020	2020
ASSETS	RMB	RMB	U.S. Dollars
Current assets
Cash	¥4,521,325	¥30,336,504	$4,291,042
Notes receivable	3,073,680	4,180,885	591,378
Trade accounts receivable, net	68,535,282	48,244,015	6,824,026
Trade accounts receivable- related party, net	3,409,912	3,068,920	434,093
Inventories, net	1,270,523	1,985,723	280,877
Other receivables, net	5,665,593	6,350,802	898,309
Loans to third parties	4,960,000	3,200,377	452,687
Purchase advances, net	1,343,576	178,767	25,286
Contract assets, net	4,633,940	31,537,586	4,460,933
Prepaid expenses	192,837	198,294	28,048
Prepaid expenses - related parties	217,600	-	-
Total current assets	97,824,268	129,281,873	18,286,679

Property and equipment, net	3,661,321	29,756,879	4,209,055
Construction in progress	21,524,994	-	-
Land use right, net	1,307,887	1,280,648	181,145
Investment in unconsolidated entity	31,078,971	31,541,850	4,461,536
Long-term other receivables, net	440,015	3,640	515
Prepayments for construction in progress	1,144,098	-	-
Operating lease right-of-use assets (including ¥Nil and ¥803,503 ($113,654) from a related party as of June 30, 2019 and 2020, respectively)	-	2,549,914	360,681
Total Assets	¥156,981,554	¥194,414,804	$27,499,611

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Short-term bank loans	¥2,500,000	¥9,520,000	$1,346,586
Trade accounts payable	14,089,293	23,034,347	3,258,163
Other payables	2,246,410	2,609,486	369,107
Other payable- related parties	2,290,873	4,498,318	636,279
Contract Liabilities	120,000	3,486,033	493,093
Accrued payroll and employees' welfare	1,384,529	1,917,635	271,246
Investment payable	6,400,000	6,400,000	905,268
Taxes payable	2,180,847	1,108,288	156,765
Short-term borrowings	1,081,096	200,000	28,290
Short-term borrowings - related parties	9,010,525	10,230,746	1,447,120
Long-term borrowings - related party - current portion	780,797	847,346	119,856
Operating lease liabilities - current (including ¥Nil and ¥450,728 ($63,755) from a related party as of June 30, 2019 and 2020, respectively)	-	1,328,976	187,981
Total Current Liabilities	42,084,370	65,181,175	9,219,754

Operating lease liabilities - non-current (including ¥Nil and ¥352,775 ($49,899) from a related party as of June 30, 2019 and 2020, respectively)	-	1,210,088	171,165
Long-term borrowings - related party	8,196,204	7,379,253	1,043,782
Total Liabilities	50,280,574	73,770,516	10,434,701

Commitments and Contingencies

Equity
Common stock, ($ 0.0925 U.S. dollar par value, 20,000,000 shares authorized; 4,361,634 shares and 7,202,832 shares issued and outstanding as of June 30, 2019 and June 30, 2020, respectively)*	2,712,773	4,577,233	647,441
Additional paid-in capital	250,624,798	282,505,455	39,959,870
Statutory reserve	4,148,929	4,148,929	586,858
Accumulated deficit	(164,780,885)	(184,027,586)	(26,030,358)
Accumulated other comprehensive gain	2,909,936	2,825,731	399,694
Total stockholders’ equity	95,615,551	110,029,762	15,563,505
Non-controlling interests	11,085,429	10,614,526	1,501,405
Total equity	106,700,980	120,644,288	17,064,910
Total Liabilities and Equity	¥156,981,554	¥194,414,804	$27,499,611

* Retrospectively restated for effect of stock split on December 27, 2019

The accompanying notes are an integral part of these consolidated financial statements.

RECON TECHNOLOGY, LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the years ended June 30,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
Revenues
Revenues - third party	¥84,135,037	¥98,657,433	¥65,760,651	$9,301,722
Revenues - related party	577,009	3,726,894	-	-
Revenues	84,712,046	102,384,327	65,760,651	9,301,722

Cost of revenues
Cost of revenues - third party	80,097,834	70,316,198	46,154,255	6,528,433
Cost of revenues - related party	464,027	2,202,765	-	-
Cost of revenues	80,561,861	72,518,963	46,154,255	6,528,433

Gross profit	4,150,185	29,865,364	19,606,396	2,773,289

Selling and distribution expenses	8,013,353	9,076,266	4,417,413	624,835
General and administrative expenses	34,687,317	41,288,351	26,120,099	3,694,644
Provision for (net recovery of) doubtful accounts	(841,242)	610,776	2,203,531	311,685
Research and development expenses	3,215,653	3,133,545	7,042,385	996,132
Operating expenses	45,075,081	54,108,938	39,783,428	5,627,296

Loss from operations	(40,924,896)	(24,243,574)	(20,177,032)	(2,854,007)

Other income (expenses)
Subsidy income	371,650	1,149,016	1,210,318	171,197
Interest income	68,028	40,391	54,746	7,744
Interest expense	(897,521)	(1,589,045)	(1,451,890)	(205,367)
Income (loss) from investment in unconsolidated entity	-	(959,905)	462,879	65,473
Impairment loss of investment in unconsolidated entity	(4,037,736)	-	-	-
Foreign exchange transaction gain (loss)	(4,068)	56,603	(17,720)	(2,506)
Other income	65,539	162,585	78,417	11,092
Other income (expense), net	(4,434,108)	(1,140,355)	336,750	47,633
Loss before income tax	(45,359,004)	(25,383,929)	(19,840,282)	(2,806,374)
Income tax expenses	16,230	398,477	282,322	39,934
Net loss	(45,375,234)	(25,782,406)	(20,122,604)	(2,846,308)

Less: Net loss attributable to non-controlling interests	(1,302,913)	(426,501)	(875,903)	(123,895)
Net loss attributable to Recon Technology, Ltd	¥(44,072,321)	¥(25,355,905)	¥(19,246,701)	$(2,722,413)

Comprehensive loss
Net loss	(45,375,234)	(25,782,406)	(20,122,604)	(2,846,308)
Foreign currency translation adjustment	1,765,249	1,393,843	(84,205)	(11,911)
Comprehensive loss	(43,609,985)	(24,388,563)	(20,206,809)	(2,858,219)
Less: Comprehensive loss attributable to non-controlling interests	(1,302,913)	(426,501)	(875,903)	(123,895)
Comprehensive loss attributable to Recon Technology, Ltd	¥(42,307,072)	¥(23,962,062)	¥(19,330,906)	$(2,734,324)

Loss per common share - basic and diluted	¥(19.19)	¥(6.49)	¥(4.16)	$(0.59)
Weighted - average shares -basic and diluted	2,296,693	3,908,833	4,624,615	4,624,615

* Retrospectively restated for effect of stock split on December 27, 2019.

The accompanying notes are an integral part of these consolidated financial statements.

RECON TECHNOLOGY, LTD

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

						Accumulated
						Other
			Additional	Statutory	Accumulated	Comprehensive	Stockholders'	Non-controlling	Total	Total
	Common Stock		Paid-in Capital	Reserve	deficit	income (loss)	Equity	Interest	Equity	Equity
	Number of Shares*	Amount (RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(USD)
Balance, June 30, 2017	1,982,355	¥1,261,288	¥123,436,043	¥4,148,929	¥(95,352,659)	¥(249,156)	¥33,244,445	¥8,464,843	¥41,709,288	$5,899,701
Capital contribution in non-controlling interests	-	-	-	-	-	-	-	3,700,000	3,700,000	523,358
Restricted shares issued for services	180,000	112,321	2,938,575	-	-	-	3,050,896	-	3,050,896	431,544
Issuance of common stock, net of issuance costs	1,318,500	785,871	64,218,660	-	-	-	65,004,531	-	65,004,531	9,194,770
Shares issued for unpaid salary to management	44,254	27,137	1,527,771	-	-	-	1,554,908	-	1,554,908	219,939
Restricted shares issued for management	152,734	92,893	14,528,945	-	-	-	14,621,838	-	14,621,838	2,068,232
Stock based payments	-	-	840,286	-	-	-	840,286	-	840,286	118,857
Net loss for the year	-	-	-	-	(44,072,321)	-	(44,072,321)	(1,302,913)	(45,375,234)	(6,418,242)
Foreign currency translation adjustment	-	-	-	-	-	1,765,249	1,765,249	-	1,765,249	249,691
Balance, June 30, 2018	3,677,843	¥2,279,510	¥207,490,280	¥4,148,929	¥(139,424,980)	¥1,516,093	¥76,009,832	¥10,861,930	¥86,871,762	$12,287,850

Capital contribution in non-controlling interests	-	-	-	-	-	-	-	650,000	650,000	91,941
Restricted shares issued for services	25,000	15,902	829,879	-	-	-	845,781	-	845,781	119,634
Issuance of common stock in exchange of shares of FGS, net of issuance costs	487,057	307,981	21,125,815	-	-	-	21,433,796	-	21,433,796	3,031,771
Restricted shares issued for management	171,734	109,380	11,530,961	-	-	-	11,640,341	-	11,640,341	1,646,505
Stock based payments	-	-	9,647,863	-	-	-	9,647,863	-	9,647,863	1,364,672
Net loss for the year	-	-	-	-	(25,355,905)	-	(25,355,905)	(426,501)	(25,782,406)	(3,646,870)
Foreign currency translation adjustment	-	-	-	-	-	1,393,843	1,393,843	-	1,393,843	197,156
Balance, June 30, 2019	4,361,634	¥2,712,773	¥250,624,798	¥4,148,929	¥(164,780,885)	¥2,909,936	¥95,615,551	¥11,085,429	¥106,700,980	$15,092,659

Capital contribution in non-controlling interests	-	-	-	-	-	-	-	405,000	405,000	57,286
Stock issuance	2,591,112	1,701,005	24,065,350	-	-	-	25,766,355	-	25,766,355	3,644,603
Restricted shares issued for services	-	-	33,927	-	-	-	33,927	-	33,927	4,799
Restricted shares issued for management	250,086	163,455	7,781,380	-	-	-	7,944,835	-	7,944,835	1,123,782
Net loss for the year	-	-	-	-	(19,246,701)	-	(19,246,701)	(875,903)	(20,122,604)	(2,846,308)
Foreign currency translation adjustment	-	-	-	-	-	(84,205)	(84,205)	-	(84,205)	(11,911)
Balance, June 30, 2020	7,202,832	¥4,577,233	¥282,505,455	¥4,148,929	¥(184,027,586)	¥2,825,731	¥110,029,762	¥10,614,526	¥120,644,288	$17,064,910

* Retrospectively restated for effect of stock split on December 27, 2019.

The accompanying notes are an integral part of these consolidated financial statements.

RECON TECHNOLOGY, LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended
	2018	2019	2020	2020
	RMB	RMB	RMB	U.S. Dollars
Cash flows from operating activities:
Net loss	¥(45,375,234)	¥(25,782,406)	¥(20,122,604)	$(2,846,308)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,119,049	1,124,011	1,609,700	227,689
Gain from disposal of equipment	(78,285)	-	(89,156)	(12,611)
Provision for (net recovery of) doubtful accounts	(841,242)	610,776	2,203,531	311,685
Provision for slow moving inventories	65,245	65,380	56,817	8,037
Amortization of right of use assets	-	-	1,408,551	199,237
Reversal of interests expense	-	-	(81,096)	(11,471)
Restricted shares issued for management and employees	15,462,124	21,288,204	7,944,835	1,123,782
Loss (income) from investment in unconsolidated entity	-	959,905	(462,879)	(65,473)
Impairment loss of investment in unconsolidated entity	4,037,736	-	-	-
Restricted shares issued for services	3,050,896	845,781	33,927	4,799
Changes in operating assets and liabilities:
Notes receivable	2,116,998	922,282	(1,107,205)	(156,612)
Trade accounts receivable	11,972,175	(40,461,376)	18,428,088	2,606,619
Trade accounts receivable-related party	-	(3,409,912)	-	-
Inventories	(5,012,984)	(1,197,529)	(1,124,935)	(159,120)
Other receivable	(1,717,096)	(928,882)	(206,146)	(29,159)
Purchase advance	(296,903)	5,784,669	1,210,309	171,196
Contract assets	(127,325)	7,554,745	(26,938,013)	(3,810,332)
Prepaid expense	318,759	316,845	(5,457)	(772)
Prepaid expense - related parties	-	(217,600)	217,600	30,779
Operating lease liabilities	-	-	(1,419,402)	(200,772)
Trade accounts payable	(2,706,304)	(400,034)	8,205,660	1,160,675
Other payables	(179,507)	(861,620)	(23,600)	(3,338)
Other payables-related parties	(102,563)	(920,584)	2,207,445	312,239
Deferred revenue	(1,174,585)	-	-	-
Advance from customers	27,756	(37,856)	3,366,033	476,119
Accrued payroll and employees' welfare	140,828	784,095	533,109	75,407
Accrued expenses	-	-	9,425	1,333
Taxes payable	(269,358)	1,748,934	(1,085,213)	(153,501)
Net cash used in operating activities	(19,569,820)	(32,212,172)	(5,230,676)	(739,873)

Cash flows from investing activities:
Investment in unconsolidated entity	(4,037,736)	(4,205,080)	-	-
Purchases of property and equipment	(1,503,410)	(1,735,956)	(85,974)	(12,161)
Proceeds from disposal of equipment	32,000	-	900	127
Payments for land use right	(1,361,969)	-	-	-
Repayments from loans to third parties	435,250	1,000,000	11,239,623	1,589,824
Payments made for loans to third parties	(1,960,000)	(4,000,000)	(9,480,000)	(1,340,928)
Payments and prepayments for construction in progress	(9,157,103)	(4,606,823)	(3,782,912)	(535,086)
Net cash used in investing activities	(17,552,968)	(13,547,859)	(2,108,363)	(298,224)

Cash flows from financing activities:
Proceeds from short-term bank loans	45,000	2,500,000	9,520,000	1,346,586
Repayments of short-term bank loans	(45,000)	-	(2,500,000)	(353,620)
Proceeds from short-term borrowings	4,600,000	1,081,096	200,000	28,290
Repayments of short-term borrowings	(4,900,000)	-	(1,000,000)	(141,448)
Proceeds from short-term borrowings-related parties	20,188,318	5,000,000	17,415,000	2,463,319
Repayments of short-term borrowings-related parties	(21,332,036)	(5,000,000)	(16,195,000)	(2,290,753)
Proceeds from long-term borrowings-related party	10,000,000	-	-	-
Repayments of long-term borrowings-related party	(371,975)	(684,191)	(747,630)	(105,751)
Proceeds from sale of common stock, net of issuance costs	65,004,531	-	26,141,051	3,697,603
Refund of capital contribution by a non-controlling shareholder	-	(200,000)	-	-
Capital contribution by non-controlling shareholders	3,700,000	850,000	405,000	57,286
Net cash provided by financing activities	76,888,838	3,546,905	33,238,421	4,701,512

Effect of exchange rate fluctuation on cash	1,765,249	1,393,873	(84,203)	(11,906)

Net (decrease) increase in cash	41,531,299	(40,819,253)	25,815,179	3,651,509
Cash at beginning of year	3,809,279	45,340,578	4,521,325	639,533
Cash at end of year	¥45,340,578	¥4,521,325	¥30,336,504	$4,291,042

Supplemental cash flow information
Cash paid during the year for interest	¥868,042	¥1,542,381	¥1,400,462	$198,093
Cash paid (received) during the year for taxes	¥(22,671)	¥2,002	¥282,322	$39,934

Non-cash investing and financing activities
Shares issued to settle salary payable	¥1,554,908	¥-	¥-	$-
Issuance of common stock in exchange of shares of FGS, net of issuance costs	¥	¥21,433,796	¥-	$-
Investment payable in exchange of interest of FGS	¥-	¥6,400,000	¥-	$-
Right-of-use assets obtained in exchange for operating lease obligations	¥-	¥-	¥1,228,963	$173,834
Inventories used for fixed assets	¥-	¥-	¥409,735	$57,956
Payable for construction in progress	¥3,096,781	¥5,694,980	¥732,513	$103,613
Receivable for disposal of property and equipment	¥81,900	¥-	¥110,000	$15,559
Payable for issuance cost of common stock	¥-	¥-	¥374,696	$53,000

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

The Company, along with its wholly-owned subsidiaries, Recon Investment Ltd. (“Recon-IN”) and Recon Hengda Technology (Beijing) Co., Ltd. (“Recon-BJ”), conducts its business through the following PRC legal entities (“Domestic Companies”) that are consolidated as variable interest entities (“VIEs”) and operate in the Chinese energy industry:

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

On February 21, 2019, the Company’s board of directors approved transferring the VIEs and VIE-controlled companies from Jining Recon Technology Ltd. (“Recon-JN”) to Recon-BJ. At the time, both Recon-JN and Recon-BJ were the Company’s wholly owned subsidiaries in China. On April 1, 2019, the Company completed the VIE transfer process and then completed the dissolution of Recon-JN on April 10, 2019, and subsequently completed the dissolution of Recon Technology Co., Limited (“Recon HK”) on May 15, 2020. The Company does not expect any negative impact of this process on its operations.

On December 17, 2015, Huang Hua BHD Petroleum Equipment Manufacturing Co. LTD, a fully owned subsidiary established by BHD was organized under the laws of the PRC, focusing on the design, assemble and manufacture of hearing equipment.

Gan Su BHD Environmental Technology Co., Ltd (“Gan Su BHD”) was established on May 23, 2017, with registered capital of ¥50 million. The paid in capital was ¥20,735,000 ($2,932,927) as of June 30, 2020. BHD owns an interest of 51% of Gan Su BHD, which is focusing on oilfield sewage treatment and oily sludge disposal projects.

Qing Hai BHD New Energy Technology Co., Ltd. (“Qinghai BHD”) was established on October 16, 2017, with registered capital of ¥50 million. The paid in capital was ¥4,200,000 ($594,082) as of June 30, 2020. BHD owned an interest of 55% of Qinghai BHD previously; however, based on an agreement signed by the shareholders of Qinghai BHD dated October 23, 2018, each of the other two individual shareholders agreed to reduce 10% of their equity interests. As a result, Qinghai BHD returned ¥200,000 paid in capital back to one of the individual shareholders. After the new arrangement, BHD owns a total interest of 75% of Qinghai BHD. The remaining paid in capital should be contributed by BHD and the other individual shareholder is ¥33,300,000 ($4,710,223) and ¥12,500,000 ($1,768,102), respectively. Based on its charter dated September 29, 2017, the remaining paid in capital will be injected before September 29, 2036.

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

Impact of Covid-19 - In January 2020, the World Health Organization declared the COVID-19 outbreak a global health emergency as the coronavirus outbreak continued to spread beyond China. In compliance with the government health emergency rules in place, the Company temporarily closed offices in varies provinces in China and ceased production operations since Chinese New Year. The Company gradually resumed operation and production since March, 2020. In short term, the Company’s business was affected negatively. However, at this stage, the Company doesn’t expect a significant impact on the Company’s operations and financial results in a long run.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. LIQUIDITY

As disclosed in the Company’s consolidated financial statements, the Company had recurring net losses for the years ended June 30, 2018, 2019 and 2020. In assessing its liquidity, management monitors and analyzes the Company’s cash on-hand and its ability to generate sufficient revenue sources in the future to support its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations. Direct offering and debt financing in the forms of loans payable and loans from related parties have been utilized to finance the working capital requirements of the Company.

Despite those negative financial trends, the Company has positive working capital and management has plans to enhance its liquidity:

1)	The Company has been enhancing the collection of current receivable balances. As of September 30, 2020, about ¥28.2 million ($4.0 million) has been collected.

2)	The Company is mainly financed through borrowing from shareholders and senior management, as well as public offerings. On August 31, 2019, two major shareholders of the Company signed a 3-year commitment letter to support the Company and whenever the Company has liquidity difficulty, they will provide working capital to support daily operation of the Company.

3)	The Company may also consider financing directly from commercial bank by contract pledge or discount of notes receivable.

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

Currency Translation - The Company’s functional currency is the Chinese Yuan (“RMB”) and the accompanying consolidated financial statements have been expressed in Chinese Yuan. The consolidated financial statements as of and for the year ended June 30, 2020 have been translated into United States dollars (“U.S. dollars”) solely for the convenience of the readers. The translation has been made at the rate of ¥7.0697 = US$1.00, the approximate exchange rate prevailing on June 30, 2020. These translated U.S. dollar amounts should not be construed as representing Chinese Yuan amounts or that the Chinese Yuan amounts have been or could be converted into U.S. dollars.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Estimates and Assumptions - The preparation of the consolidated financial statements in conformity with US GAAP, which requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates are adjusted to reflect actual experience when necessary. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for doubtful accounts related to trade accounts receivable, other receivables and purchase advances, allowance for inventory, the useful lives of property and equipment, valuation allowance for deferred tax assets, impairment assessment for long-lived assets, the discount rate for lease and investment and the fair value of share- based payments. The use of estimates is an integral component of the financial reporting process; actual results could differ from those estimates.

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

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Company measures certain financial assets, including investments under the equity method on other-than-temporary basis, intangible assets and fixed assets at fair value when an impairment charge is recognized.

The carrying amounts reported in the consolidated balance sheets for trade accounts receivable, other receivables, purchase advances, trade accounts payable, accrued liabilities, advances from customers, investment payable, short-term bank loan and short-term borrowings approximate fair value because of the immediate or short-term maturity of these financial instruments.

Cash - Cash includes cash on hand consisting of coins, currency, undeposited checks, money orders and drafts, demand deposits in banks, certain short-term highly liquid investments and cash in transit.

Trade Accounts and Other Receivables, Net - Accounts receivable are carried at original invoiced amount less a provision for any potential uncollectible amounts. Accounts are considered to be under certain credit risk when the related receivables are more than a year old. Provision is made against trade accounts and other receivables to the extent they are considered to be doubtful. Accounts are written off after extensive efforts at collection. Other receivables arise from transactions with non-trade customers.

Notes Receivable - Notes receivable represent short-term notes receivable issued by reputable financial institutions that entitle the Company to receive the full-face amount from the financial institutions at maturity, which generally range from three to six months from the date of issuance.

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

Items	Useful life
Motor vehicles	5-10 years
Office equipment	2-5 years
Production equipment	10-20 years

Land Use Rights, Net - According to the Chinese laws and regulations regarding land use rights, land in urban districts is owned by the State, while land in the rural areas and suburban areas, except otherwise provided for by the State, is collectively owned by individuals designated as resident farmers by the State. In accordance with the legal principle that land ownership is separate from the right to the use of the land, the government grants individuals and companies the rights to use parcels of land for a specified period of time. Land use rights which are usually prepaid, are stated at cost less accumulated amortization. Amortization is provided over the life of the land use rights, using the straight-line method. The estimated useful life is 50 years, based on the term of the land use rights.

Long-Lived Assets - Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is determined based on the estimated discounted future cash flows expected to be generated by the asset. There were no impairments at June 30, 2019 and 2020.

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

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Company recorded ¥4,037,736 impairment loss on its equity method investment in unconsolidated entity during the year ended June 30, 2018. The Company did not record impairment losses on its equity method investment for the years ended June 30, 2019 and 2020. No investment income or loss was recorded for the year ended June 30, 2018, and the Company recorded ¥959,905 investment loss and ¥462,879 ($65,473) investment income on its equity method investment in unconsolidated entity for the years ended June 30, 2019 and 2020.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Revenue Recognition - In accordance with ASC 606, “Revenue from Contracts with Customers”, revenue is recognized when all of the following five steps are met: (i) identify the contract(s) with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; (v) recognize revenue when (or as) each performance obligation is satisfied. The core principle underlying the new revenue recognition Accounting Standards Update (“ASU”) is that the Company recognizes revenue to represent the transfer of goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. The Company identifies contractual performance obligations and determines whether revenue should be recognized at a point in time or over time, based on when goods or services are provided to a customer.

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

The Company’s disaggregation of revenues for the years ended June 30, 2018, 2019 and 2020 is disclosed in Note 29.

Automation Products and Software; Equipment and Accessories

The Company generates revenues primarily through delivery of standard or customized products and equipment, including automation products, furnaces and related accessories. Revenue is recognized when products are delivered, and acceptance reports are signed off by customers.

The sale of automation products or specialized equipment when combined with services represent a single performance obligation for the development and construction of a single asset. The Company may also provide design or installation services to clients as there may be such obligation in contracts. The promises to transfer the goods and provision of services are not separately identifiable, which is evidenced by the fact that the Company provides significant services of integrating the goods and services into a single deliverable for which the customer has contracted. For such sales arrangements, the Company recognizes revenue using input method, based on the relationship between actual costs incurred compared to the total estimated costs for the contract. Such method is adopted because the Company believes it best depicts the transfer of goods and services to the customer.

Oilfield Environmental Protection Service

The Company provides wastewater treatment and oily sludge disposal service to oilfield and chemical industry companies and generates revenue from special equipment, self-developed chemical products and supporting service, transfer and treatment of oily sludge. Revenue is recognized when contract obligations have been performed. For such sales arrangements, the Company recognizes revenue using input method, based on the relationship between actual costs incurred compared to the total estimated costs for the contract. Such method is adopted because the Company believes it best depicts the transfer of services to the customer.

Arrangements with Multiple Performance Obligations

Contracts with customers may include multiple performance obligations. For such arrangements, the Company will allocate revenues to each performance obligation based on its relative standalone selling price. We generally determine standalone selling prices based on the prices charged to customers or using expected cost-plus margin.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Contract Balances

Contract balances typically arise when a difference in timing between the transfer of control to the customer and receipt of consideration occurs.

The following table provides information about contract assets and contract liabilities from contracts with customers:

	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	U.S. Dollars
Contract assets	¥4,633,940	¥31,537,586	$4,460,933
Contract liabilities	¥120,000	¥3,486,033	$493,093

Contract Assets, net - The Company recognizes an asset from the costs incurred to fulfill a contract when those costs meet all of the following criteria: (i) the costs relate directly to a contract or to an anticipated contract that the Company can specifically identify; (ii) the costs generate or enhance resources of the Company that will be used in satisfying (or in continuing to satisfy) performance obligations in the future; and (iii) the costs are expected to be recovered.

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

Contract liabilities - Contract liabilities are recognized for contracts where payment has been received in advance of performance under the contract. The Company’s contract liabilities consist primarily of the Company’s unsatisfied performance obligations as of the balance sheet dates. Contract liabilities are recognized as revenue after control of the products or services is transferred to the customer and all revenue recognition criteria have been met.

Performance Obligations - Performance obligations include delivery of products and provision of services. The Company recognizes revenue when performance obligations under the terms of a contract with its customer are satisfied. This occurs when the control of the goods and services have been transferred to the customer. Accordingly, revenue for sale of goods is generally recognized upon shipment or delivery depending on the shipping terms of the underlying contract, and revenue for provision of services is recognized over the service period. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods and providing services.

Amounts billed to customers for shipping and handling activities to fulfill the Company’s promise to transfer the goods are included in revenues, and costs incurred by the Company for the delivery of goods are classified as cost of sales in the consolidated statements of operations and comprehensive loss. Sales, value added, and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue. The Company generally offers assurance-type warranties for its products. The specific terms and conditions of those warranties vary depending upon the product. The Company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the warranty liability include historical product-failure experience and estimated repair costs for identified matters. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The amount accrued for expected returns and warranty claims was immaterial as of June 30, 2020. The amount of revenue recognized during the year ended June 30, 2020 that was previously included within contract liability balances was ¥Nil.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Practical Expedients Elected

Incremental Costs of Obtaining a Contract - The Company has elected the practical expedient permitted in ASC 340-40-25-4, which permits an entity to recognize incremental costs to obtain a contract as an expense when incurred if the amortization period will be less than one year and not significant.

Significant Financing Component - The Company has elected the practical expedient permitted in ASC 606-10-32-18, which allows an entity to not adjust the promised amount of consideration for the effects of a significant financing component if a contract has a duration of one year or less. As the Company’s contracts are typically less than one year in length, consideration will not be adjusted. The Company’s contracts include a standard payment term of 90 days to 180 days; consequently, there is no significant financing component within contracts.

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

Shipping and Handling Costs - Shipping and handling cost incurred to ship products to customers are included in selling and distribution expenses. Shipping and handling expenses were ¥1,170,358, ¥749,719 and ¥257,573 ($36,433) for the years ended June 30, 2018, 2019 and 2020, respectively.

Leases - Before July 1, 2019, the Company adopted ASC Topic 840 (“ASC 840”), Leases, and each lease is classified at the inception date as either a capital lease or an operating lease. The Company adopted ASC Topic 842, “Leases” on July 1, 2019 and used the alternative modified retrospective transition approach which permits the effects of adoption to be applied at the effective date. The new standard provides a number of optional practical expedients in transition. The Company elected the ‘package of practical expedients’, which permits the Company not to reassess under the new standard our prior conclusions about lease identification, lease classification and initial direct costs. The Company also elected the short-term lease exemption and combining the lease and non-lease components practical expedients. The most significant impact upon adoption relates to the recognition of new Right-of-use (“ROU”) assets and lease liabilities on the Company’s consolidated balance sheets for office space operating leases. As the implicit rate in lease is not readily determinable for the Company’s operating leases, the Company generally uses the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option.

Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Investment Payable - Investment payable is comprised of obligations due to the investee for the purchase of equity interest in the ordinary course of investment.

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

The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position would be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. The Company has no uncertain tax position as of June 30, 2019 and 2020.

As of June 30, 2020, the tax years ended December 31, 2015 through December 31, 2019 for the Company’s People’s Republic of China (“PRC”) subsidiaries remain open for statutory examination by PRC tax authorities.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Loss per Share - Loss Per Share (“EPS”) is computed by dividing net loss by the weighted average number of ordinary shares outstanding. Diluted EPS are computed by dividing net loss by the weighted-average number of ordinary shares and dilutive potential ordinary share equivalents outstanding.

Potentially dilutive ordinary shares consist of ordinary shares issuable upon the conversion of ordinary stock options, restricted shares and warrants (using the treasury stock method). The effect from options, restricted shares and warrants would have been anti-dilutive due to the fact that the Company incurred a net loss for the years ended June 30, 2018, 2019 and 2020.

Warrants -In connection of the issuance of common stocks, the Company may issue options or warrants to purchase common stock. Warrants classified as equity are initially recorded at fair value and subsequent changes in fair value are not recognized as long as the warrants continue to be classified as equity.

Reclassification -Advance from customers has been reclassified from other payables and reflected in its consolidated balance sheets and consolidated statements of cash flows as advance from customers. Contract assets have been reclassified from purchase advance and inventories and reflected in consolidated balance sheets and consolidated statements of cash flows as contract assets. These reclassifications have no effect on the results of operations previously reported.

Recently Issued Accounting Pronouncements

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

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes. The Board is issuing this Update as part of its initiative to reduce complexity in accounting standards (the Simplification Initiative). The objective of the Simplification Initiative is to identify, evaluate, and improve areas of GAAP for which cost and complexity can be reduced while maintaining or improving the usefulness of the information provided to users of financial statements. The specific areas of potential simplification in this Update were submitted by stakeholders as part of the Simplification Initiative. For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Company expects that the adoption of this ASU will not have a material impact on the Company’s consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, “Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815 – 40)” (“ASU 2020-06”). ASU 2020-06 simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. The ASU is part of the FASB’s simplification initiative, which aims to reduce unnecessary complexity in U.S. GAAP. The ASU’s amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. The Company is currently evaluating the impact ASU 2020-06 will have on the Company’s consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4. TRADE ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	June 30, 2019	June 30, 2020	June 30, 2020
Third Parties	RMB	RMB	U.S. Dollars
Trade accounts receivable	¥72,180,616	¥53,752,527	$7,603,194
Allowance for doubtful accounts	(3,645,334)	(5,508,512)	(779,168)
Total third-parties, net	¥68,535,282	¥48,244,015	$6,824,026

	June 30, 2019	June 30, 2020	June 30, 2020
Related Party	RMB	RMB	U.S. Dollars
Urumqi Yikeli Automatic Control Equipment Co., Ltd.	¥3,409,912	¥3,409,912	$482,326
Allowance for doubtful accounts	-	(340,992)	(48,233)
Total related-party, net	¥3,409,912	¥3,068,920	$434,093

Net recovery of provision made for doubtful accounts of accounts receivables due to third parties was ¥1,013,100 for the year ended June 30, 2018, provision made for doubtful accounts of accounts receivable due from third parties was ¥392,929 and ¥2,204,170 ($311,775) for the years ended June 30, 2019 and 2020, respectively.

Provision made for doubtful accounts of accounts receivable due from related-party was ¥0 and ¥340,992 ($48,233) for the years ended June 30, 2019 and 2020, respectively. The Company records allowance for doubtful accounts of related-party according to its general accounting policy, while the Company also makes great efforts to prevent any not-collection of receivables from related party. As of the date of this report, the outstanding balance  was received in full by the Company, the collection schedule of which if affected by COVID-19.

Movement of allowance for doubtful accounts is as follows:

	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	U.S. Dollars
Beginning balance	¥3,252,405	¥3,645,334	$515,626
Charge to expense	392,929	2,204,170	311,775
Ending balance	¥3,645,334	¥5,849,504	$827,401

NOTE 5. NOTES RECEIVABLE

Notes receivables represented the non-interest-bearing commercial bills the Company received from the customers for the purpose of collection of sales amounts, which generally ranged from three to six months from the date of issuance. As of June 30, 2019 and 2020, notes receivable were ¥3,073,680 and ¥4,180,885 ($591,378), respectively, As of June 30, 2019 and 2020, no notes were guaranteed or collateralized.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6. OTHER RECEIVABLES, NET

Other receivables, net consisted of the following:

	June 30, 2019	June 30, 2020	June 30, 2020
Third Party	RMB	RMB	U.S. Dollars
Business advances to officers and staffs (A)	¥1,013,971	¥1,141,829	$161,510
Deposits for projects	1,400,892	1,381,081	195,351
VAT recoverable	3,803,556	3,746,435	529,926
Others	1,348,913	1,614,133	228,316
	7,567,332	7,883,478	1,115,103
Less: Long term portion (B)	(440,015)	(3,640)	(515)
Allowance for doubtful accounts	(1,461,724)	(1,529,036)	(216,279)
Other receivable - current portion	¥5,665,593	¥6,350,802	$898,309

(A)	Business advances to officers and staffs represent advances for business travel and sundry expenses related to oilfield or on-site installation and inspection of products through customer approval and acceptance.

(B)	Long-term portion are mainly tender deposits for large-scale projects or rental contracts. These funds may not be collected back until projects are finished or contracts are completed.

Provision for doubtful accounts of other receivables was ¥109,302, ¥259,766 and ¥67,312 ($9,522) for the years ended June 30, 2018, 2019 and 2020, respectively.

Movement of allowance for doubtful accounts is as follows:

	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	U.S. Dollars
Beginning balance	¥901,930	¥1,461,724	$206,757
Charge to expense	259,766	67,312	9,522
Add: reversal of bad debt allowance	300,028	-	-
Ending balance	¥1,461,724	¥1,529,036	$216,279

NOTE 7. LOANS TO THIRD PARTIES

	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	U.S. Dollars
Working fund to third party companies	¥4,960,000	¥3,200,377	$452,687
Allowance for doubtful accounts	-	-	-
Total loans to third parties	¥4,960,000	¥3,200,377	$452,687

Loans to third-parties are mainly used for short-term funding to support the Company’s external business partners. These loans bear no interest and have terms of no more than one year. The Company periodically reviews the loans to third parties as to whether their carrying values remain realizable. During the year ended June 30, 2020, the balance of June 30, 2019 has been fully collected, and the Company made additional loans amount of ¥9,480,000 ($1,340,928) to a third-party company with the maturity date of December 31, 2020. The loans are non-interest bearing and can be repaid any time before their maturity dates and ¥6,279,623 ($888,241) was collected by the Company as of June 30, 2020.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8. PURCHASE ADVANCES, NET

The Company purchased products and services from third parties during the normal course of business. Purchase advances, net consisted of the following:

	June 30, 2019	June 30, 2020	June 30, 2020
Third Party	RMB	RMB	U.S. Dollars
Prepayment for others	¥1,592,076	¥381,767	$54,000
Allowance for doubtful accounts	(248,500)	(203,000)	(28,714)
Total purchase advances, net	¥1,343,576	¥178,767	$25,286

Provision for doubtful accounts of purchase advances was ¥62,556 and ¥191,472 for the years ended June 30, 2018 and 2019, respectively, net recovery of provision made for doubtful accounts of purchase advances was ¥45,500 ($6,436) for the year ended June 30, 2020.

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

Movement of allowance for doubtful accounts is as follows:

	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	U.S. Dollars
Beginning balance	¥452,632	¥248,500	$35,150
Charge to (reversal of) expense	191,472	(45,500)	(6,436)
Less: write-off	(395,604)	-	-
Ending balance	¥248,500	¥203,000	$28,714

NOTE 9. INVENTORIES, NET

Inventories, net consisted of the following:

	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	U.S. Dollars
Small component parts	¥57,060	¥57,270	$8,101
Purchased goods and raw materials	226,868	310,393	43,905
Work in process and goods on site	533,924	133,132	18,831
Finished goods	452,671	1,484,928	210,040
Allowance for slow moving inventory	-	-	-
Total inventories, net	¥1,270,523	¥1,985,723	$280,877

Provisions for slow moving inventory was ¥65,245, ¥65,380 and ¥56,817 ($8,037) for the years ended June 30, 2018, 2019 and 2020, respectively.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Movement of allowance for slow-moving inventories is as follows:

	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	U.S. Dollars
Beginning balance	¥1,399,524	¥-	$-
Charge to cost of sales	65,380	56,817	8,037
Less: Selling of slow-moving items	(1,464,904)	(56,817)	(8,037)
Ending balance	¥-	¥-	$-

NOTE 10. CONTRACT ASSETS, NET

Contract assets, net consisted of the following:

	June 30, 2019	June 30, 2020	June 30, 2020
Third Party	RMB	RMB	U.S. Dollars
Contract assets	¥4,796,153	¥31,677,348	$4,480,702
Impairment of contract assets	(162,213)	(139,762)	(19,769)
Total contract assets, net	¥4,633,940	¥31,537,586	$4,460,933

Impairment of contract asset was ¥56,072 for the year ended June 30, 2018, net recovery of impairment of contract asset was ¥233,391 and ¥22,451 ($3,176) for the years ended June 30, 2019 and 2020, respectively.

Movement of impairment of contract assets is as follows:

	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	U.S. Dollars
Beginning balance	¥395,604	¥162,213	$22,945
Reversal of expense	(233,391)	(22,451)	(3,176)
Ending balance	¥162,213	¥139,762	$19,769

NOTE 11. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	U.S. Dollars
Motor vehicles	¥4,923,152	¥4,741,366	$670,657
Office equipment and fixtures	1,350,235	1,436,210	203,149
Production equipment	2,580,628	30,181,761	4,269,154
Total property and equipment	8,854,015	36,359,337	5,142,960
Less: Accumulated depreciation	(5,192,694))	(6,602,458)	(933,905)
Property and equipment, net	¥3,661,321	¥29,756,879	$4,209,055
Construction in progress	¥21,524,994	¥-	$-

On August 4, 2017, Gan Su BHD purchased the land use right of state-owned construction land in Yumen, Gan Su, in the amount of ¥1,361,969 ($192,648). The land use right was intended to establish production line of the oily sludge disposal projects. As of June 30, 2020, the main construction of the project has completed, and the total cost incurred in the project was ¥27.2 million ($3.8 million). Currently, Gan Su BHD has received its hazardous waste operating permit. The project has been ready for its intended use and put into production in January 2020, and at the same time, the cost of the project was transferred from construction in progress to production equipment.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Depreciation expenses was ¥1,092,206, ¥1,096,772 and ¥1,582,461 ($223,836) for the years ended June 30, 2018, 2019 and 2020.

Gain from property and equipment disposal was ¥78,285, ¥Nil and ¥89,156 ($12,611) for the years ended June 30, 2018, 2019 and 2020, respectively.

NOTE 12. LAND USE RIGHTS, NET

Land use rights consisted of the following:

	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	U.S. Dollars
Land use rights	¥1,361,969	¥1,361,969	$192,648
Less: accumulated amortization	(54,082)	(81,321)	(11,503)
Land use rights, net	¥1,307,887	¥1,280,648	$181,145

As of June 30, 2019 and 2020, no land use rights are collateralized or pledged.

Amortization expenses was ¥26,843, ¥27,239 and ¥27,239 ($3,853) for the years ended June 30, 2018, 2019 and 2020, respectively.

The estimated future amortization expenses are as follows:

Twelve months ending June 30,	RMB	U.S. Dollars
2021	¥27,239	$3,853
2022	27,239	3,853
2023	27,239	3,853
2024	27,239	3,853
2025	27,239	3,853
Thereafter	1,144,453	161,880
Total	¥1,280,648	$181,145

NOTE 13. INVESTMENT IN UNCONSOLIDATED ENTITY

Investment in unconsolidated entity consisted of the following:

	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	U.S. Dollars
Future Gas Station (Beijing) Technology, Ltd	¥31,078,971	¥31,541,850	$4,461,536

On August 21, 2018, the Company entered into a definitive investment agreement and a supplemental agreement (collectively, the “Agreement”) with Future Gas Station (Beijing) Technology, Ltd (“FGS”) and the other shareholders of FGS. Following full performance under the Agreement, Recon will own 43% of FGS. As consideration for increasing its affiliates’ interest in FGS from 8% to 43%, the Company will (1) pay a total of RMB 10 million in cash to FGS and (2) issue 487,057 restricted ordinary shares of the Company (the “Restricted Shares”) to the other shareholders of FGS within 30 days after FGS finalizes recording the Company’s corresponding interest at the local governmental agency. If FGS does not reach certain performance goals, the Company has the right to cancel all of the Restricted Shares and without further payment. The Restricted Shares are also subject to lock-up period requirements that vary for each of FGS shareholders, from one year to three years following issuance of the Restricted Shares. FGS has finalized recording Recon’s corresponding interest at the local governmental agency, and Recon has issued 487,057 Restricted Shares in total to the other shareholders of FGS in August 2018.

On September 24, 2019, the Company signed an extension agreement with FGS and the other shareholders of FGS to postpone the Agreement to provide extra period for FGS to further fulfill the goals mentioned on the supplemental agreement. During the original contract period, FGS adjusted its operation model with an advanced improvement of its App and business model. Objected user and average Gross Merchandise Volume (GMV) of FGS’s App have been exceeded. FGS will need an extension to deploy its business in more provinces to complete a goal of 200 more gas stations.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On March 17, 2020, the Company signed a new supplemental agreement with FGS and the other shareholders of FGS to extend another 12 months to February 2021 for FGS and its shareholders to fulfill the goals mentioned on the supplemental agreement.

As of June 30, 2020, the Company has the investment amount of ¥35,579,586 ($5,032,666) in FGS, of which RMB 8.0 million was paid in cash, and owns 43% of the equity interests of FGS. The investments are accounted for using the equity method because the Company has significant influence, but no control of FGS. The Company recorded ¥4,037,736 impairment loss during the year ended June 30, 2018, which was included in “Impairment loss of investment in unconsolidated entity” in the consolidated statements of operations and comprehensive loss. The Company recorded a loss of ¥959,905 and an income of ¥462,879 ($65,473) for the years ended June 30, 2019 and 2020 from the investment, respectively, which was included in “Gain (loss) from investment in unconsolidated entity” in the consolidated statements of operations and comprehensive loss. As of the date of this report, the Company is still obliged to pay RMB 6.4 million to FGS.

NOTE 14. LEASES

Effective July 1, 2019, the Company adopted the new lease accounting standard. Adoption of this standard resulted in the recording of operating lease ROU assets and corresponding operating lease liabilities of ¥1,228,963 ($173,834) and ¥1,228,963 ($173,834), respectively, as of July 1, 2019 with no impact on accumulated deficit. Financial position for reporting periods beginning on or after July 1, 2019, are presented under the new guidance, while prior period amounts are not adjusted and continue to be reported in accordance with previous guidance.

The Company leases office spaces and factories under non-cancelable operating leases, with terms ranging from one to three years. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term. Leases with initial term of 12 months or less are not recorded on the balance sheet.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

	June 30, 2020
	RMB	U.S. Dollars
Rights of use lease assets	¥2,549,914	$360,681
	-	-
Operating lease liabilities – current	1,328,976	187,981
Operating lease liabilities – non-current	1,210,088	171,165
Total operating lease liabilities	¥2,539,064	$359,146

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of June 30, 2020:

June 30, 2020
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	2.57
Weighted average discount rate	5%

Operating lease costs and short-term lease costs for the year ended June 30, 2020 were ¥1,348,742 ($190,777) and ¥1,142,417 ($161,593), respectively.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following is a schedule, by years, of maturities of lease liabilities as of June 30, 2020:

Twelve months ending June 30,	RMB	U.S. Dollars
2021	¥1,423,402	$201,338
2022	970,850	137,325
2023	300,000	42,434
Total lease payments	2,694,252	381,097
Less: imputed interest	(144,338)	(20,416)
Less: prepayments	(10,850)	(1,535)
Present value of lease liabilities	2,539,064	359,146
Less: operating lease liabilities – current	(1,328,976)	(187,981)
Operating lease liabilities – non-current	¥1,210,088	$171,165

NOTE 15. OTHER PAYABLES

Other payables consisted of the following:

	June 30, 2019	June 30, 2020	June 30, 2020
Third Parties	RMB	RMB	U.S. Dollars
Service	¥1,341,617	¥1,685,449	$238,404
Distributors and employees	219,095	273,968	38,752
Accrued expenses	393,274	402,699	56,961
Others	292,424	247,370	34,990
Total	¥2,246,410	¥2,609,486	$369,107

	June 30, 2019	June 30, 2020	June 30, 2020
Related Parties	RMB	RMB	U.S. Dollars
Expenses paid by the major shareholders	¥2,029,908	¥3,752,353	$530,764
Due to family member of the owner of BHD	-	485,000	68,602
Due to management staff for costs incurred on behalf of the Company	260,965	260,965	36,913
Total	¥2,290,873	¥4,498,318	$636,279

NOTE 16. TAXES PAYABLE

Taxes payable consisted of the following:

	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	U.S. Dollars
VAT payable	¥1,732,736	¥660,278	$93,395
Income tax payable	440,031	440,030	62,241
Other taxes payable	8,080	7,980	1,129
Total taxes payable	¥2,180,847	¥1,108,288	$156,765

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17. SHORT-TERM BANK LOANS

Short-term bank loans consisted of the following:

	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	U.S. Dollars
Bank of Nanjing (1)	¥2,500,000	¥2,500,000	$353,620
Beijing Rural Commercial Bank (2)	-	6,000,000	848,689
Industrial and Commercial Bank of China (3)	-	1,020,000	144,277
Total short-term bank loans	¥2,500,000	¥9,520,000	$1,346,586

(1)	On June 12, 2019, the Company entered into a loan agreement with Bank of Nanjing to borrow ¥2,500,000 as working capital for one year, with maturity date of June 10, 2020. The loan bears a fixed interest rate of 5.655% per annum. The loan was subsequently repaid in full upon maturity. On June 1, 2020, the Company entered into another loan agreement with Bank of Nanjing to borrow ¥2,500,000 ($353,620) as working capital for one year, with maturity date of May 21, 2021. The loan bears a fixed interest rate of 4.35% per annum. The loans are guaranteed by one of the founders of the Company.

(2)	On April 23, 2020, the Company entered into a loan agreement with Beijing Rural Commercial Bank to borrow ¥6,000,000 ($848,689) as working capital for one year. The Company made the withdraw in an amount of ¥6,000,000 ($848,689) on April 30, 2020, which will be due on April 29, 2021. The loan bears a fixed interest rate of 5.655% per annum. The loan is guaranteed by one of the founders of the Company and he also pledged self-owned housing property with carrying value of approximately RMB 15.6 million ($2,207,440) as collateral for this loan.

(3)	On May 22, 2020, the Company entered into a loan agreement with Industrial and Commercial Bank of China to borrow ¥1,020,000 ($144,277) as working capital for six months, with maturity date of November 18, 2020. The loan bears a fixed interest rate of 4.45% per annum.

Interest expense for the short-term bank loans was ¥Nil, ¥2,749 and ¥203,049 ($28,721) for the years ended June 30, 2018, 2019 and 2020, respectively.

NOTE 18. SHORT-TERM BORROWINGS

Short-term borrowings due to third parties consisted of the following:

	June 30, 2019	June 30, 2020	June 30, 2020
Short-term borrowings due to third parties:	RMB	RMB	U.S. Dollars
Short-term borrowing, 10% annual interest, due on September 8, 2019*	¥1,081,096	¥-	$-
Short-term borrowing, 15% annual interest, due on June 23, 2021		200,000	28,290
Total short-term borrowings due to third party	¥1,081,096	¥200,000	$28,290

Interest expense for short-term borrowings due to third parties was ¥Nil, ¥81,096 and ¥Nil for the years ended June 30, 2018, 2019 and 2020, respectively.

*The principle of this short-term borrowing was repaid in full by the Company on August 31, 2019. The interest expense accrued for this loan was subsequently waived by the lender, as a result, the Company reversed the interest expense of ¥81,096 ($11,471) during the year ended June 30, 2020.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Short-term borrowings due to related parties consisted of the following:

	June 30, 2019	June 30, 2020	June 30, 2020
Short-term borrowings due to related parties:	RMB	RMB	U.S. Dollars
Short-term borrowing from a Founder, 5.65% annual interest, due on December 19, 2019*	¥5,008,640	¥-	$-
Short-term borrowing from a Founder, 5.65% annual interest, due on March 27, 2020*	4,001,885	-	-
Short-term borrowing from a Founder, 5.65% annual interest, due on December 19, 2020		5,008,640	708,463
Short-term borrowing from a Founder, 4.55% annual interest, due on March 25, 2021		4,002,106	566,090
Short-term borrowing from a Founder, interest-free, due on September 24, 2020*	-	450,000	63,652
Short-term borrowing from a Founder's family member, interest-free, due on December 31, 2020 **	-	770,000	108,915
Total short-term borrowings due to related parties	¥9,010,525	¥10,230,746	$1,447,120

No short-term borrowings due to related parties were guaranteed or collateralized at June 30, 2019 and 2020.

Interest expense for short-term borrowings due to related parties was ¥325,185, ¥508,474 and ¥506,358 ($71,623) for the years ended June 30, 2018, 2019 and 2020, respectively.

* The Company repaid the loans in full on maturity date.

** During the year ended June 30, 2020, the Company entered into a series of loan agreements with a Founder and a Founder’s family member for a total amount of ¥8,415,000 ($1,190,287) as working capital for six months to one year. All loans are non-interest bearing and can be repaid before their maturity dates. By June 30, 2020, the Company has repaid a total of ¥7,195,000 ($1,017,720) and the remaining balance of ¥1,220,000 ($172,567) is outstanding as of June 30, 2020.

NOTE 19. LONG-TERM BORROWINGS DUE TO RELATED PARTY

Long-term borrowings due to related party consisted of the following:

	June 30, 2019	June 30, 2020	June 30, 2020
Long-term borrowings due to related party:	RMB	RMB	U.S. Dollars
Long-term borrowing from a Founder, monthly payments of ¥126,135 inclusive of interest at 8.90%, ten years loan, due in November 2027.	¥8,977,001	¥8,226,599	$1,163,638
Less: current portion	(780,797)	(847,346)	(119,856)
Total long-term borrowings due to related party	¥8,196,204	¥7,379,253	$1,043,782

No long-term borrowings due to related party were guaranteed or collateralized at June 30, 2019 and 2020.

Interest expense for long-term borrowings due to related party was ¥546,676, ¥826,895 and ¥763,220 ($107,956) for the years ended June 30, 2018, 2019 and 2020, respectively.

The future maturities of long-term borrowings due to related party at June 30, 2020 are as follows:

Twelve months ending June 30,	RMB	U.S. Dollars
2021	¥847,346	$119,856
2022	892,701	126,271
2023	975,474	137,979
2024	1,065,921	150,773
2025	1,164,755	164,752
Thereafter	3,280,402	464,007
Total	¥8,226,599	$1,163,638

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20. ORDINARY SHARES

Stock offering

On August 21, 2018, the Company entered into a definitive investment agreement and a supplemental agreement (collectively, the “Agreement”) with FGS and the other shareholders of FGS. Following full performance under the Agreement, Recon will own 43% of FGS. As consideration for increasing its affiliates’ interest in FGS from 8% to 43%, the Company will (1) pay a total of RMB 10 million in cash to FGS and (2) issue 487,057 restricted ordinary shares of the Company (the “Restricted Shares”) to the other shareholders of FGS within 30 days after FGS finalizes recording the Company’s corresponding interest at the local governmental agency. If FGS does not reach certain performance goals, the Company has the right to cancel without further payment part or all of the Restricted Shares. The Restricted Shares are also subject to lock-up period requirements that vary for each FGS shareholder, from two and a half years to four and a half years following issuance of the Restricted Shares under the supplemental agreement dated March 17, 2020. FGS has finalized recording Recon’s corresponding interest at the local governmental agency, and Recon issued 487,057 Restricted Shares in total to the other shareholders of FGS at a price of $6.4375 per restricted share on September 21, 2018.

On December 10, 2019, the Company’s Board approved to effect a one-for-five reverse stock split of its ordinary shares (the “Reverse Stock Split”) with the market effective date of December 27, 2019, such that the number of the Company’s ordinary shares is decreased from 100,000,000 to 20,000,000 and the par value of each ordinary share is increased from US$0.0185 to US$0.0925. As a result of the Reverse Stock Split, each five pre-split ordinary shares outstanding were automatically combined and converted to one issued and outstanding ordinary share without any action on the part of the shareholder. No fractional ordinary shares were issued to any shareholders in connection with the reverse stock split. Each shareholder was entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the reverse stock split. As of December 26, 2019 (immediately prior to the effective date), there were 23,049,639 ordinary shares outstanding, and the number of ordinary shares outstanding after the Reverse Stock Split is 4,611,720, taking into account of the effect of rounding fractional shares into whole shares. In addition, all options and any other securities of the Company outstanding immediately prior to the Reverse Stock Split (to the extent they don’t provide otherwise) will be appropriately adjusted by dividing the number of ordinary shares into which the options and other securities are exercisable by 5 and multiplying the exercise price thereof by 5, as a result of the Reverse Stock Split.

On May 21, 2020 and June 26, 2020, the Company and certain institutional investors (the “Purchasers”) entered into certain securities purchase agreements, pursuant to which the Company agreed to sell to such Purchasers an aggregate of 911,112 and 1,680,000 ordinary shares, respectively, par value $0.0925 per share in a registered direct offering and warrants to purchase up to 911,112 and 1,680,000 Ordinary Shares in a concurrent private placement, respectively, for gross proceeds of approximately $2.1 million and $2.1 million, respectively, before deducting the placement agent’s fees and other estimated offering expenses of approximately $0.3 million and $0.2 million, respectively. The net proceeds from these purchase agreements were approximately $1.7 million and $1.9 million, respectively.

Appropriated Retained Earnings

According to the Memorandum and Articles of Association, the Company is required to transfer a certain portion of its net profit, as determined under PRC accounting regulations, from current net income to the statutory reserve fund. In accordance with the PRC Company Law, companies are required to transfer 10% of their profit after tax, as determined in accordance with PRC accounting standards and regulations, to the statutory reserves until such reserves reach 50% of the registered capital or paid-in capital of the companies. As of June 30, 2019 and 2020, the balance of total statutory reserves was ¥4,148,929 and ¥4,148,929 ($586,858), respectively.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21. COMMON STOCK PURCHASE WARRANTS ISSUED TO INVESTORS

In May and June 2020, the Company consummated two offerings (See Note 20). In connection with the offering, the Company issued to the investors warrants to purchase an aggregate of 911,112 common shares at an exercise price of $2.25 per common share, which was amended to $1.25 per common share on the second offering on June 30, 2020. These warrants are exercisable at any time, and from time to time, in whole or in part, commencing on May 26, 2020 and expire on November 25, 2025. The fair value of these warrants, using the Black-Scholes option pricing model, on the date of issuance was $1,689,389. Variables used in the option-pricing model include (1) risk-free interest rate at the date of grant (0.40%), (2) expected warrant life of 5.5 years, (3) expected volatility of 99.50%, and (4) expected dividend yield of 0. As of June 30, 2020, all these warrants were outstanding.

In June 2020, the Company issued to the investors warrants to purchase an aggregate of 1,680,000 common shares at an exercise price of $1.25 per common share. These warrants are exercisable at any time, and from time to time, in whole or in part, commencing on June 30, 2020 and expire on December 30, 2025. The fair value of these warrants, using the Black-Scholes option pricing model, on the date of issuance was $1,639,333. Variables used in the option-pricing model include (1) risk-free interest rate at the date of grant (0.35%), (2) expected warrant life of 5.5 years, (3) expected volatility of 104.26%, and (4) expected dividend yield of 0. As of June 30, 2020, all these warrants were outstanding.

NOTE 22. STOCK-BASED COMPENSATION

Stock-Based Awards Plan

The following is a summary of the stock options activity:

Stock Options	Shares	Weighted Average Exercise Price Per Share
Outstanding as of June 30, 2018	163,120	$15.20
Granted	-	-
Forfeited	-	-
Exercised	-	-
Outstanding as of June 30, 2019	163,120	$15.20
Granted	-	-
Forfeited	-	-
Exercised	-	-
Expired	53,600	25.75
Outstanding as of June 30, 2020	109,520	$10.02

The following is a summary of the status of options outstanding and exercisable at June 30, 2020:

Outstanding Options			Exercisable Options
Average Exercise Price	Number	Average Remaining Contractual life (Years)	Average Exercise Price	Number	Average Remaining Contractual life (Years)
$14.80	29,520	1.74	$14.80	29,520	1.74
$8.25	80,000	4.59	$8.25	80,000	4.59
	109,520

The Share-based compensation expense recorded for stock options granted was ¥840,286, ¥Nil and ¥Nil for the years ended June 30, 2018, 2019 and 2020, respectively. No unrecognized share-based compensation for stock options as of June 30, 2020.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Restricted Shares to Senior Management

As of June 30, 2020, the Company has granted restricted shares of common stock to senior management and employees as follows:

On October 18, 2015, the Company granted 160,000 restricted shares to its employees and non-employee director as compensation cost for awards. The fair value of the restricted shares was $704,000 based on the closing stock price $4.40 at October 18, 2015. These restricted shares were vested over three years with one-third of the shares vesting every year from the grant date. As of June 30, 2017, 3,800 shares were forfeited and went back to the incentive pool due to some staffs’ resignation. All granted shares under this plan are fully vested on October 18, 2018.

On July 27, 2016, the Company granted 175,200 restricted shares to its employees and non-employee director as compensation cost for awards. The fair value of the restricted shares was $963,600 based on the closing stock price $5.50 at July 27, 2016. The Company also re-granted the previously forfeited 3,800 to its employees. These restricted shares will vest over three years with one-third of the shares vesting every year from the grant date. All granted shares under this plan are fully vested on July 27, 2019.

On December 9, 2016, the Company approved management's new plan based on future performance for the three fiscal years from 2017 to 2019. The Company also agreed on front-issuing of shares based on the optimism situation, thus non-vested 602,000 shares were issued to management on January 23 2017. The fair value of the restricted shares was $4,063,500 based on the closing stock price $6.75 at December 9, 2016. 160,000 shares were vested during the year ended June 30, 2018 based on the financial results for the year ended June 30, 2017. 192,000 shares were vested during the year ended June 30, 2019 based on the financial results for the year ended June 30, 2018. 250,000 shares were vested during the year ended June 30, 2019 based on the financial results for the year ended June 30, 2019.

On October 13, 2017, the Company granted 180,000 restricted shares to its employees as compensation cost for awards. The fair value of the restricted shares was $919,800 based on the closing stock price $5.11 at October 13, 2017. These restricted shares will vest over three years with one-third of the shares vesting every year from the grant date. As of June 30, 2020, 120,000 shares were vest and 60,000 will not be vested until October 13, 2020.

On August 21, 2018, the Company granted 391,200 restricted shares to its employees as compensation cost for awards. The fair value of the restricted shares was $2,523,240 based on the closing stock price $6.45 at August 21, 2018. These restricted shares will vest over three years with one-third of the shares vesting every year from the grant date. The first 130,400 shares were vested on August 21, 2019. The remaining 260,800 will not be vested until August 21, 2020 and 2021, respectively.

1,563,667, 858,667 and 250,086 restricted shares were issued and outstanding for the years ended June 30, 2018, 2019 and 2020, respectively, for all the plans mentioned above.

The share-based compensation expense recorded for restricted shares issued for management was ¥14,621,838, ¥21,288,204 and ¥7,944,835 ($1,123,782) for the years ended June 30, 2018, 2019 and 2020, respectively. The total unrecognized share-based compensation expense of restricted shares issued for management and employees as of June 30, 2020 was approximately ¥7.40 million ($1.05 million), which is expected to be recognized over a weighted average period of approximately 1.07 years.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Restricted Shares for service

As of June 30, 2020, the Company has granted restricted ordinary shares to consultants as follows:

On March 31, 2017, the Company approved the grant of 40,000 restricted shares with a value of $256,020 based on the closing stock price of $6.4005 on March 31, 2017 to designees of an independent consulting firm as payment for accounting management and consulting service. The vesting period of these shares was two-year from the date of contract. The 40,000 restricted shares were issued on November 17, 2017 and September 13, 2018, respectively.

On April 5, 2017, the Company approved the grant of 60,000 restricted shares with a value of $390,000 based on the closing stock price of $6.50 on April 5, 2017 to a company as payment for promotion PR/IR service. The vesting period of these shares was one year from the date of contract. 60,000 restricted shares were vested and no shares were issued as of date of this report.

On April 24, 2017, the Company approved the grant of 100,000 restricted shares with a value of $555,050 to a company to prepare research report for online gas selling platform. The fair value of those restricted shares was based on the closing stock price of $5.505 on June 15, 2017 when the service was fully rendered to the Company. All granted shares under this plan are fully vested by June 15, 2017 and issued on November 17, 2017.

On August 27, 2018, the Company approved the grant of 5,000 restricted shares with a value of $32,000 based on the closing stock price of $6.40 on August 27, 2018 to a company as payment for promotion PR/IR service. The vesting period of these shares was one year from the date of contract. 5,000 restricted shares were issued under this plan on August 27, 2018 and all granted shares under this plan are fully vested by August 27, 2019.

The Share-based compensation expense recorded for restricted shares issued for service was ¥3,050,896, ¥845,781 and ¥33,927 ($4,799) for the years ended June 30, 2018, 2019 and 2020, respectively.  The total unrecognized share-based compensation expense of restricted shares issued for service as of June 30, 2020 was approximately ¥Nil.

Following is a summary of the restricted shares granted:

Restricted stock grants	Shares
Non-vested as of June 30, 2018	808,400
Granted	396,200
Vested	(382,956)
Non-vested as of June 30, 2019	821,644
Granted	-
Vested	(500,844)
Non-vested as of June 30, 2020	320,800

The following is a summary of the status of restricted stock at June 30, 2020:

Outstanding Restricted Shares
Fair Value per Share	Number	Average Remaining Amortization Period (Years)
$5.11	60,000	0.29
$6.45	260,800	1.14
	320,800

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23. INCOME TAX

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

Nanjing Recon was approved as a government-certified high-technology company and is subject to a reduced income tax rate of 15% through November 30, 2019. Nanjing Recon reapplied for a high-technology company certificate, and the new certificate was approved as November 22, 2019 and will expire on November 22, 2022.

As approved by the domestic tax authority in the PRC, BHD was recognized as a government-certified high-technology company on November 25, 2009 and is subject to a reduced income tax rate of 15% through November 25, 2018. BHD reapplied for a high-technology company certificate, and the new certificate was approved as October 31, 2018 and will expire on October 31, 2021.

Loss before provision for income taxes consisted of:

	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	U.S. Dollars
Outside China areas	¥(28,447,953)	¥(10,160,525)	$(1,437,190)
China	3,064,024	(9,679,757)	(1,369,184)
Total	¥(25,383,929)	¥(19,840,282)	$(2,806,374)

Deferred tax asset, net is composed of the following:

	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	U.S. Dollars
Deferred tax assets:
Allowance for doubtful receivables	¥832,515	¥1,180,160	$166,932
Impairment loss from investment in unconsolidated entity	605,660	605,660	85,669
Net operating loss carryforwards	7,456,198	10,441,633	1,476,950
Less: Valuation allowance	(8,894,373)	(12,162,660)	(1,720,386)
Total deferred tax assets	¥-	¥64,793	$9,165
Deferred tax Liability:
Accelerated amortization of intangible assets	¥-	¥(64,793)	$(9,165)
Total deferred tax liability	¥-	¥(64,793)	(9,165)
Deferred tax assets, net	¥-	¥-	$-

Following is a reconciliation of income tax expense at the effective rate to income tax at the calculated statutory rates:

	For the years ended June 30,
	2018	2019	2020	2020
	RMB	RMB	RMB	U.S. Dollars
Income tax benefits calculated at PRC statutory rates	¥(5,679,505)	¥(6,318,111)	¥(4,960,454)	$(701,646)
Nondeductible expenses and others	(65,427)	(56,127)	232,213	32,846
Effect of tax rate differential	2,009,486	6,378,169	2,008,824	284,144
Benefit of revenue exempted from enterprise income tax	(55,748)	(279,352)	(266,548)	(37,703)
Change in valuation allowances	3,869,157	673,898	3,268,287	462,293
Tax refund	(61,733)	-	-	-
Provision for income tax	¥16,230	¥398,477	¥282,322	$39,934

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company’s income tax expense is comprised of the following:

	For the years ended June 30,
	2018	2019	2020	2020
	RMB	RMB	RMB	U.S. Dollars
Current income tax provision	¥16,230	¥398,477	¥282,322	$39,934
Expense for income tax	¥16,230	¥398,477	¥282,322	$39,934

NOTE 24. NON-CONTROLLING INTEREST

Non-controlling interest consisted of the following:

	As of June 30, 2019
		Nanjing	Gan Su	Qinghai
	BHD	Recon	BHD	BHD	Total	Total
	RMB	RMB	RMB	RMB	RMB	U.S. Dollars
Paid-in capital	¥1,651,000	¥200,000	¥4,350,000	¥-	¥6,201,000	$903,040
Unappropriated retained earnings	3,477,493	3,616,002	(1,351,699)	(826,664)	4,915,132	715,783
Accumulated other comprehensive loss	(18,850)	(11,853)	-	-	(30,703)	(4,471)
Total non-controlling interests	¥5,109,643	¥3,804,149	¥2,998,301	¥(826,664)	¥11,085,429	$1,614,352

	As of June 30, 2020
		Nanjing	Gan Su	Qinghai
	BHD	Recon	BHD	BHD	Total	Total
	RMB	RMB	RMB	RMB	RMB	U.S. Dollars
Paid-in capital	¥1,651,000	¥200,000	¥4,755,000	¥-	¥6,606,000	$934,406
Unappropriated retained earnings	3,477,493	3,616,002	(2,100,871)	(953,395)	4,039,229	571,342
Accumulated other comprehensive loss	(18,850)	(11,853)	-	-	(30,703)	(4,343)
Total non-controlling interests	¥5,109,643	¥3,804,149	¥2,654,129	¥(953,395)	¥10,614,526	$1,501,405

The Company received capital contribution from non-controlling shareholders of Gan Su BHD amounted to ¥3,500,000, ¥850,000 and ¥405,000 ($57,286) during the years ended June 30, 2018, 2019 and 2020, respectively. The Company received capital contribution from non-controlling shareholders of Qing Hai BHD amounted to ¥200,000 during the year ended June 30, 2018 and returned ¥200,000 paid in capital back to one of the individual shareholders of Qing Hai BHD during the year ended June 30, 2019. No capital contribution was received from non-controlling shareholders during the year ended June 30, 2020.

NOTE 25. CONCENTRATIONS

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

For the year ended June 30, 2020, CNPC represented approximately 39% and another two customers represented approximately 31% and 17% of the Company’s revenue, respectively. At June 30, 2020, CNPC accounted for 36% and another two customers accounted for 11% and 10% of the Company’s trade accounts receivable, net, respectively.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26. COMMITMENTS AND CONTINGENCY

(a) Contingency

The Labor Contract Law of the PRC requires employers to assure the liability of severance payments if employees are terminated and have been working for the employers for at least two years prior to January 1, 2008. The employers will be liable for one month of severance pay for each year of the service provided by the employees. As of June 30, 2020, the Company estimated its severance payments of approximately ¥3.9 million ($0.6 million) which has not been reflected in its consolidated financial statements, because management cannot predict what the actual payment, if any, will be in the future.

(b) Purchase commitment

The total future minimum purchase commitment under the non-cancellable purchase contracts as of June 30, 2020 are payable as follows:

Twelve months ending June 30,	Minimum purchase commitment
2021	¥2,526,259	$357,335
Thereafter	-	-
Total minimum payments required	¥2,526,259	$357,335

(c) Office Leases Commitment - short term

The Company entered into several non-cancellable operating lease agreements for office spaces and factories. Future payments under such leases were included in lease liabilities as disclosed in Note 14, other than those within under lease agreements within one year which are disclosed as follows as of June 30, 2021:

Twelve months ending June 30,	RMB	U.S. Dollars
2021	¥578,819	$81,873
Total	¥578,819	$81,873

NOTE 27. RELATED PARTY TRANSACTIONS AND BALANCES

Sales to related party – sales to related party consisted of the following:

	For the years ended June 30,
	2018	2019	2020	2020
	RMB	RMB	RMB	U.S. Dollars
Urumqi Yikeli Automatic Control Equipment Co., Ltd.	¥577,009	¥3,726,894	¥-	$-
Total revenues from related party	¥577,009	¥3,726,894	¥-	$-

Prepaid expenses - related parties – prepaid expenses - related parties consisted of the following:

	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	U.S. Dollars
Founders	¥132,600	¥-	¥-
Founders' family member	85,000	-	-
Total prepaid expenses - related parties	¥217,600	¥-	$-

Leases from related parties - The Company has various agreements for the lease of office space owned by the Founders and their family members. The terms of the agreement state that the Company will continue to lease the property at a monthly rent of ¥120,000 with annual rental expense at ¥1.44 million ($0.20 million).

The details of leases from related parties are as below:

			Monthly Rent	Monthly Rent
Lessee	Lessor	Rent Period	RMB	USD
Nanjing Recon	One of the Founders	April 1, 2020 - March 31, 2022	¥40,000	$5,658
BHD	One of the Founders	Jan 1, 2020- Dec 31, 2020	22,500	3,183
BHD	Founders' family member	Jan 1, 2020- Dec 31, 2020	47,500	6,719
Recon-BJ	One of the Founders	July 1, 2020-Jun 1 ,2021	10,000	1,414

As of June 30, 2020, the operating lease ROU assets and corresponding operating lease liabilities of leases from related parties was ¥803,503 ($113,654) and ¥803,503 ($113,654), respectively.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Guarantee/collateral related parties – The Company’s founders provide guarantee and collateral for the Company’s short-term bank loans (see Note 17).

NOTE 28. Variable Interest Entities

VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision-making ability. All VIEs and their subsidiaries with which the Company is involved must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes.

Summary information regarding consolidated VIEs is as follows:

	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	U.S. Dollars
ASSETS
Current Assets
Cash	¥444,763	¥6,388,098	$903,585
Notes receivable	3,073,680	4,180,885	591,378
Trade accounts receivable, net	68,535,282	44,031,079	6,228,114
Trade accounts receivable- related party, net	3,409,912	3,068,920	434,093
Inventories, net	1,270,523	1,985,723	280,877
Other receivables, net	5,496,813	6,342,009	897,065
Loans to third parties	4,960,000	3,200,377	452,687
Purchase advances, net	1,343,576	75,195	10,636
Contract assets, net	4,633,940	31,537,586	4,460,933
Prepaid expenses	-	42,294	5,982
Prepaid expenses - related parties	217,600	-	-
Total current assets	93,386,089	100,852,166	14,265,350

Property and equipment, net	3,661,321	29,756,879	4,209,055
Construction in progress	21,524,994	-	-
Land use right, net	1,307,887	1,280,648	181,145
Investment in unconsolidated entity	4,000,000	4,000,000	565,793
Long-term other receivables, net	440,015	3,640	515
Prepayments for construction in progress	1,144,098	-	-
Right of use assets	-	2,549,914	360,681
Total Assets	¥125,464,404	¥138,443,247	$19,582,539

LIABILITIES
Short-term bank loan	¥2,500,000	¥9,520,000	$1,346,586
Trade accounts payable	14,089,293	18,903,080	2,673,805
Other payables	946,941	1,115,209	157,744
Other payable- related parties	1,532,662	3,113,460	440,393
Advance from customers	120,000	3,486,033	493,093
Accrued payroll and employees' welfare	988,785	850,841	120,350
Taxes payable	2,180,805	1,108,265	156,762
Short-term borrowings	1,081,096	200,000	28,290
Short-term borrowings - related parties	9,010,525	10,230,746	1,447,120
Long-term borrowings - related party - current portion	780,797	847,346	119,856
Operating lease liabilities - current	-	1,328,976	187,981
Total current liabilities	33,230,904	50,703,956	7,171,980

Operating lease liabilities - non-current	-	1,210,088	171,165
Long-term borrowings - related party	8,196,204	7,379,253	1,043,782
Total Liabilities	¥41,427,108	¥59,293,297	$8,386,927

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The financial performance of VIEs reported in the consolidated statement of operations and comprehensive loss for the year ended June 30, 2018 includes revenues of ¥84,712,046, operating expenses of ¥22,441,733, and net loss of ¥22,734,249. The financial performance of VIEs reported in the consolidated statement of operations and comprehensive loss for the year ended June 30, 2019 includes revenues of ¥102,384,327, operating expenses of ¥21,501,642, and net income of ¥3,500,635. The financial performance of VIEs reported in the consolidated statement of operations and comprehensive loss for the year ended June 30, 2020 includes revenues of ¥45,681,441 ($6,461,555), operating expenses of ¥20,811,514 ($2,943,750), and net loss of ¥10,563,458 ($1,494,181).

NOTE 29. SEGMENT REPORTING

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

The following tables present summary information by segment for the years ended June 30, 2018, 2019 and 2020, respectively:

	For the year ended June 30,
	2018	2019	2020	2020
	RMB	RMB	RMB	U.S. Dollars
Automation product and software	¥18,989,924	¥63,577,177	¥51,413,830	$7,272,390
Equipment and accessories	63,960,425	23,951,132	14,222,623	2,011,764
Oilfield environmental protection	1,761,697	14,856,018	124,198	17,568
Total revenue	¥84,712,046	¥102,384,327	¥65,760,651	$9,301,722

	For the year ended June 30, 2020
	Automation product and software	Equipment and accessories	Oilfield environmental protection	Total
	RMB	RMB	RMB	RMB
Revenue	¥51,413,830	¥14,222,623	¥124,198	¥65,760,651
Cost of revenue and related tax	38,257,914	7,683,662	212,679	46,154,255
Gross profit	¥13,155,916	¥6,538,961	¥(88,481)	¥19,606,396
Depreciation and amortization	¥98,756	¥683,522	¥827,422	¥1,609,700
Total capital expenditures	¥85,975	¥-	¥3,782,911	¥3,868,886

Timing of revenue recognition
Goods transferred at a point in time	¥10,871,301	¥14,222,623	¥-	¥25,093,924
Services rendered over time	40,542,529	-	124,198	40,666,727
Total revenue	¥51,413,830	¥14,222,623	¥124,198	¥65,760,651

	For the year ended June 30, 2019
	Automation product and software	Equipment and accessories	Oilfield environmental protection	Total
	RMB	RMB	RMB	RMB
Revenue	¥63,577,177	¥23,951,132	¥14,856,018	¥102,384,327
Cost of revenue and related tax	49,356,155	15,039,628	8,123,180	72,518,963
Gross profit	¥14,221,022	¥8,911,504	¥6,732,838	¥29,865,364
Depreciation and amortization	¥78,760	¥1,018,012	¥27,239	¥1,124,011
Total capital expenditures	¥162,060	¥1,573,896	¥4,606,823	¥6,342,779

Timing of revenue recognition
Goods transferred at a point in time	¥24,514,246	¥23,951,132	¥-	¥48,465,378
Services rendered over time	39,062,931	-	14,856,018	53,918,949
Total revenue	¥63,577,177	¥23,951,132	¥14,856,018	¥102,384,327

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	For the year ended June 30, 2018
	Automation product and software	Equipment and accessories	Oilfield environmental protection	Total
	RMB	RMB	RMB	RMB
Revenue	¥18,989,924	¥63,960,425	¥1,761,697	¥84,712,046
Cost of revenue and related tax	17,036,393	62,115,400	1,410,068	80,561,861
Gross profit	¥1,953,531	¥1,845,025	¥351,629	¥4,150,185
Depreciation and amortization	¥48,127	¥1,044,079	¥26,843	¥1,119,049
Total capital expenditures	¥100,327	¥1,403,083	¥10,519,072	¥12,022,482

Timing of revenue recognition
Goods transferred at a point in time	¥2,993,596	¥63,960,425	¥-	¥66,954,021
Services transferred over time	15,996,328	-	1,761,697	17,758,025
Total revenue	¥18,989,924	¥63,960,425	¥1,761,697	¥84,712,046

	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	U.S. Dollars
Total assets:
Automation product and software	¥71,337,589	¥81,743,307	$11,562,437
Equipment and accessories	50,800,483	61,578,632	8,710,183
Oilfield environmental protection	34,843,482	51,092,865	7,226,991
Total Assets	¥156,981,554	¥194,414,804	$27,499,611

NOTE 30. SUBSEQUENT EVENTS

On June 29, 2020, the Company entered into a loan agreement with Bank of Nanjing to borrow ¥1,500,000 ($212,172) as working capital for one year. The Company made the withdrawal in an amount of ¥1,500,000 ($212,172) on July 1, 2020, which will be due on June 27, 2021. The loan bears a fixed interest rate of 4.35% per annum. The loan is guaranteed by one of the founders of the Company.