Form 20-F/A
period 2020-06-30
Recon Technology, Ltd
filed 2021-04-05
CIK 1442620

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

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

Date of event requiring this shell company report __________________

For the transition period from                        to

Commission file number 001-34409

RECON TECHNOLOGY, LTD
(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

Room 601, 1 Shui’an South Street
Chaoyang District, Beijing, 100012
People’s Republic of China
(Address of principal executive offices)

Liu Jia, Chief Financial Officer
Telephone: +86 (10) 8494 5799
liujia@recon.cn; Fax: +86 (10) 8494 5792
Room 601, 1 Shui’an South Street
Chaoyang District, Beijing, 100012
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

☐ Yes    ☐ No

EXPLANATORY NOTE

On October 9, 2020, Recon Technology, Ltd (the “Company”) filed its Annual Report on Form 20-F for the fiscal year ended June 30, 2020 (the “Original Form 20-F”). This Amendment No. 1 (the “Amendment”) amends the Original Form 20-F solely to add the consent of the Company’s independent accounting firm, Friedman LLP (the “Auditor”) with respect to the Registration Statements on Form F-3 (File Nos. 333-239910 and 333-234660) and Form S-8 (File No. 333-228918).

This Amendment with respect to the Company’s Registration Statements on Form F-3 (File Nos. 333-239910 and 333-234660) and Form S-8 (File No. 333-228918) speaks as of the date of effectiveness of such Registration Statements and does not reflect any other events occurring after the filing of the Original Form 20-F. No revisions are being made to the Company’s financial statements or any other disclosure contained in the Original Form 20-F. This Amendment does not otherwise update any exhibits as originally filed or previously amended.

In addition, as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), new certifications by the Company’s principal executive officer and principal financial officer are filed herewith as exhibits to this Amendment pursuant to Rule 13a-14(a) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

Item 19.	Exhibits

Exhibit No.	Description of Exhibit	Included	Form	Filing Date

1.1.1	Second Amended and Restated Articles of Association of the Registrant	By Reference	S-3	2016-09-19

1.1.2	Second Amended and Restated Memorandum of Association of the Registrant	By Reference	S-3	2016-09-19

2.1	Specimen Share Certificate	By Reference	6-K	2020-1-17

2.2	Form of Amended and Restated Warrant	By Reference	6-K	2020-06-30

4.1	2009 Stock Incentive Plan	By Reference	S-1/A	2009-06-10

4.2	2015 Stock Incentive Plan	By Reference	10-K	2016-09-28

4.3	Translation of Exclusive Technical Consulting Service Agreement between Recon Technology (Jining) Co., Ltd. and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.4	Translation of Power of Attorney for rights of Chen Guangqiang in Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.5	Translation of Power of Attorney for rights of Yin Shenping in Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.6	Translation of Power of Attorney for rights of Li Hongqi in Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.7	Translation of Exclusive Equity Interest Purchase Agreement between Recon Technology (Jining) Co. Ltd., Chen Guangqiang and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.8	Translation of Exclusive Equity Interest Purchase Agreement between Recon Technology (Jining) Co. Ltd., Yin Shenping and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.9	Translation of Exclusive Equity Interest Purchase Agreement between Recon Technology (Jining) Co. Ltd., Li Hongqi and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.10	Translation of Equity Interest Pledge Agreement between Recon Technology (Jining) Co., Ltd., Chen Guangqiang and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.11	Translation of Equity Interest Pledge Agreement between Recon Technology (Jining) Co., Ltd., Yin Shenping and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.12	Translation of Equity Interest Pledge Agreement between Recon Technology (Jining) Co., Ltd., Li Hongqi and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.13	Translation of Exclusive Technical Consulting Service Agreement between Recon Technology (Jining) Co., Ltd. and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.14	Translation of Power of Attorney for rights of Chen Guangqiang in Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.15	Translation of Power of Attorney for rights of Yin Shenping in Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.16	Translation of Power of Attorney for rights of Li Hongqi in Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.17	Translation of Exclusive Equity Interest Purchase Agreement between Recon Technology (Jining) Co. Ltd., Chen Guangqiang and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.18	Translation of Exclusive Equity Interest Purchase Agreement between Recon Technology (Jining) Co. Ltd., Yin Shenping and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.19	Translation of Exclusive Equity Interest Purchase Agreement between Recon Technology (Jining) Co. Ltd., Li Hongqi and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.20	Translation of Equity Interest Pledge Agreement between Recon Technology (Jining) Co., Ltd., Chen Guangqiang and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.21	Translation of Equity Interest Pledge Agreement between Recon Technology (Jining) Co., Ltd., Yin Shenping and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.22	Translation of Equity Interest Pledge Agreement between Recon Technology (Jining) Co., Ltd., Li Hongqi and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.23	Translation of the Investment Agreement between Recon Technology, Ltd., Future Gas Station (Beijing) Technology, Ltd. and six individuals	By Reference	6-KA	2018-08-28

4.24	Translation of the Supplemental Agreement between Recon Technology, Ltd., Future Gas Station (Beijing) Technology, Ltd. and six individuals	By Reference	6-KA	2018-08-28

4.25	Translation of Exclusive Technical Consulting Service Agreement dated April 1, 2019 between Recon Hengda Technology (Beijing) Co., Ltd. and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	6-K	2019-04-24

4.26	Translation of Amended and Restated Exclusive Equity Interest Purchase Agreement dated April 1, 2019 among Recon Hengda Technology (Beijing) Co., Ltd., Beijing BHD Petroleum Technology Co., Ltd. and Fan Zhang, Shenping Yin, Donglin Li, Zhiqiang Feng and Guangqiang Chen	By Reference	6-K	2019-04-24

4.27	Translation of Amended and Restated Equity Interest Pledge Agreement dated April 1, 2019 between Recon Hengda Technology (Beijing) Co., Ltd. and Fan Zhang, Shenping Yin, Donglin Li, Zhiqiang Feng and Guangqiang Chen about Beijing BHD Petroleum Technology Co., Ltd.	By Reference	6-K	2019-04-24

4.28	Translation of Exclusive Technical Consulting Service Agreement dated April 1, 2019 between Recon Hengda Technology (Beijing) Co., Ltd. and Nanjing Recon Technology Co., Ltd.	By Reference	6-K	2019-04-24

4.29	Translation of Amended and Restated Exclusive Equity Interest Purchase Agreement dated April 1, 2019 among Recon Hengda Technology (Beijing) Co., Ltd., Nanjing Recon Technology Co., Ltd. and Shenping Yin, Guangqiang Chen and Degui Zhai	By Reference	6-K	2019-04-24

4.30	Translation of Amended and Restated Equity Interest Pledge Agreement dated April 1, 2019 between Recon Hengda Technology (Beijing) Co., Ltd. and Shenping Yin, Guangqiang Chen and Degui Zhai about Nanjing Recon Technology Co., Ltd.	By Reference	6-K	2019-04-24

4.31	Translation of Financial Support Commitment Letter from Two Major Shareholders dated August 31, 2019	By Reference	20-F	2019-10-01

4.32	Translation of Supplemental Agreement to the Investment Agreement with respect to Future Gas Station (Beijing) Technology Co., Ltd. dated September 24, 2019	By Reference	20-F	2019-10-01

4.33	Translation of Supplemental Agreement to the Investment Agreement with respect to Future Gas Station (Beijing) Technology Co., Ltd. dated March 17, 2020	By Reference	6-K	2020-03-18

4.34	Placement Agency Agreement, dated May 7, 2020, between the Company and Maxim Group LLC	By Reference	6-K	2020-05-26

4.35	Form of Securities Purchase Agreement, dated May 21, 2020, between the Company and the Purchasers	By Reference	6-K	2020-05-26

4.36	Form of Securities Purchase Agreement, dated June 26, 2020, between the Company and the Purchasers	By Reference	6-K	2020-06-30

8.1	List of subsidiaries of the Company	Herewith

11.1	Code of Ethics of the Company	By Reference	10-K	2009-09-28

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a)	Herewith

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a)	Herewith

13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code	Herewith

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code	Herewith

15.1	Consent of Friedman LLP with respect to the financial statements included in this annual report	Herewith

99.1	Press release dated October 9, 2020 regarding earnings for the year ended June 30, 2020	By Reference	20-F	2020-10-29

101.INS	XBRL Instance Document.	By Reference	20-F	2020-10-29

101.SCH	XBRL Taxonomy Extension Schema Document.	By Reference	20-F	2020-10-29

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.	By Reference	20-F	2020-10-29

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.	By Reference	20-F	2020-10-29

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.	By Reference	20-F	2020-10-29

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.	By Reference	20-F	2020-10-29

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Recon Technology, Ltd

By:	/s/ Shenping Yin
Name: Shenping Yin
Title: Chief Executive Officer

Date: April 5, 2021