Form 20-F
period 2021-06-30
Recon Technology, Ltd
filed 2021-11-15
CIK 1442620

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

◻	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                        to

Commission file number 001-34409

RECON TECHNOLOGY, LTD
(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

Room 601, No. 1 Shui’an South Street
Chaoyang District, Beijing 100012
People’s Republic of China
(Address of principal executive offices)

Liu Jia, Chief Financial Officer
Telephone: +86 (10) 8494 5799
liujia@recon.cn; Fax: +86 (10) 8494 5792
Room 601, No. 1 Shui’an South Street
Chaoyang District, Beijing 100012
People’s Republic of China

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A Ordinary Shares, $0.0925 par value per share	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 26,868,391 Class A Ordinary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

◻ Yes    ⌧ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

◻ Yes    ⌧ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

⌧ Yes    ◻ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

⌧ Yes    ◻ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ◻	Accelerated filer ◻	Non-accelerated filer 
Emerging growth company ◻

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ◻

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ⌧	International Financial Reporting Standards as issued by the International Accounting Standards Board ◻	Other ◻

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

◻ Item 17    ◻ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

◻ Yes    ⌧ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

◻ Yes    ◻ No

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

ITEM 3.              KEY INFORMATION

A. Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of operations data for the three years ended June 30, 2019, 2020 and 2021 and the consolidated balance sheet data as of June 30, 2020 and 2021 have been derived from our audited consolidated financial statements set forth in “Item 18 – Financial Statements”. The selected consolidated balance sheet data for the year ended June 30, 2017 have been derived from our audited consolidated balance sheet as of June 30, 2017, which is not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with Generally Accepted Accounting Principles in the United States of America, or U.S. GAAP.

Following the one-for-five reverse stock split of our Class A Ordinary Shares effective on December 27, 2019, and following the dual class structure divided into Class A Ordinary Shares and Class B Ordinary Shares effective on April 5, 2021, all share and per share amounts disclosed throughout this annual report, in the table below and in our consolidated financial statements have been retroactively updated to reflect this change in capital structure, unless otherwise indicated. Please see “Item 4. Information on the Company—History and Development of the Company”.

(All amounts in thousands of Renminbi, except Dividend per share in U.S. dollars and Shares outstanding)

Statement of operations data:

	For the years ended June 30,
	2021	2020	2019	2018	2017
	RMB¥	RMB¥	RMB¥	RMB¥	RMB¥
Revenues	47,938,575	65,760,651	102,384,327	84,712,046	60,054,462
Loss from operations	(61,578,948)	(20,177,032)	(24,243,574)	(40,924,896)	(30,611,484)
Net loss attributable to Recon Technology, Ltd	(22,832,734)	(19,246,701)	(25,355,905)	(44,072,321)	(31,445,147)

Loss per share*
-Basic	(1.80)	(4.16)	(6.49)	(19.19)	(24.50)
-Diluted	(1.80)	(4.16)	(6.49)	(19.19)	(24.50)

Weighted average number of Class A Ordinary Shares used in computation*
-Basic	12,697,024	4,624,615	3,908,833	2,296,693	1,283,461
-Diluted	12,697,024	4,624,615	3,908,833	2,296,693	1,283,461

* Retrospectively restated for effect of the reverse stock split on December 27, 2019

Balance sheet data:

	2021	2020	2019	2018	2017
	RMB¥	RMB¥	RMB¥	RMB¥	RMB¥
Current assets	488,505,185	129,281,873	97,824,268	100,834,569	68,387,075
Total assets	566,516,660	194,414,804	156,981,554	121,807,517	71,155,045
Current liabilities	76,462,604	65,181,175	42,084,370	25,991,921	29,445,757
Total liabilities	279,001,194	73,770,516	50,280,574	34,935,755	29,445,757
Total shareholder’s equity	295,095,034	110,029,762	95,615,551	76,009,832	33,244,445
Shares outstanding*	26,868,391	7,202,832	4,361,634	3,676,070	1,980,583

* Retrospectively restated for effect of the reverse stock split on December 27, 2019

B. Capitalization and Indebtedness

Not applicable by 20-F as an annual report.

C. Reasons for the Offer and Use of Proceeds

Not applicable by 20-F as an annual report.

D. Risk Factors

Investing in our Class A Ordinary Shares involves a high degree of risk. Before deciding whether to invest in our Class A Ordinary Shares, you should consider carefully the risks and uncertainties described below. There may be other unknown or unpredictable economic, business, competitive, regulatory or other factors that could have material adverse effects on our future results. If any of these risks actually occurs, our business, business prospects, financial condition or results of operations could be seriously harmed. This could cause the trading price of our Class A Ordinary Shares to decline, resulting in a loss of all or part of your investment. Please also read carefully the section above entitled “Special Note Regarding Forward-Looking Statements.”

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

In January 2020, the World Health Organization declared the COVID-19 outbreak a global health emergency as the coronavirus outbreak continued to spread beyond China. In compliance with the government health emergency rules in place, we temporarily closed our offices in varies provinces in China and ceased production operations since Chinese New Year. We gradually resumed operation and production since February 10, 2020. During February and March 2020, our project performance was delayed due to compliance with government controls. Although this did not reduce the demand for our services in the longrun, it did result in a delay in the timeline for performance and a temporary drop in demand. We were also limited for international travel to process and continue some oversea projects.

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

We control by contract the PRC companies of Beijing BHD Petroleum Technology Co., Ltd. (“BHD”) and Nanjing Recon Technology Co., Ltd. (“Nanjing Recon”), referred collectively as, the Domestic Companies. As new technologies are developed, the Domestic Companies and we may need to adapt and change our products and services, our method of marketing or delivery or alter our current business in ways that may adversely affect revenue and our ability to achieve our proposed business goals. Accordingly, there is a risk that the Domestic Companies’ and our technology will not support a viable commercial enterprise.

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

A failure by our third-party vendors to fulfill their obligations would negatively affect our ability to operate profitably.

In the ordinary course of business, our third party vendors have historically required advance payments before they deliver goods and services to us that enable our operations. These advance payments are often substantial, and we dedicate a material amount of our liquidity to advance these to such third-party vendors. There is no guarantee that the services we require will actually be delivered, whether due to supply chain disruptions or any other reason after we provide our advance payments, and many of our vendors lack sufficient insurance to protect us against such failures to deliver. Moreover, if a third-party vendor declares bankruptcy or we engage in litigation, we be unable to recover the advance fees in their entirety, if at all.

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

We rely on trademark, patent and trade secret law, as well as confidentiality agreements with certain of our employees to protect our proprietary rights. The product patents owned by the Company are employee service patents invented by the Company’s key employees. We generally require the Domestic Companies’ and our employees, consultants, advisors and collaborators to execute appropriate confidentiality agreements with, as applicable, the respective Domestic Companies and us. These agreements typically provide that all material and confidential information developed or made known to the individual during the course of the individual’s relationship with us is owned by the us and will be kept confidential and not disclosed to third parties except in specific circumstances. These agreements may be breached, and in some instances, we may not have an appropriate remedy available for breach of the agreements.

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

Since the fiscal year ended June 30, 2017, Sinopec accounted for less than 10% of our revenues. From fiscal year 2021, as we developed new product lines, revenue from Sinopec increased and account for 22% of our revenues.

We provide products and services to CNPC under a series of agreements, each of which is terminable without notice. We first began to provide services to CNPC in 2000. CNPC accounted for approximately 39%, 39% and 39% of our revenues in the fiscal years ended June 30, 2021, 2020 and 2019, respectively, and any termination of our business relationships with CNPC would materially harm our operations.

In the fiscal year ended June 30, 2019, we had established a solid relationship with Shenhua Group Corporation Limited (“Shenhua Group”) and revenue from it in the fiscal year 2020 accounted for approximately 17% of our revenue. For fiscal year 2021, revenue from Shenhua only accounted for 9% of our revenue as competition became fierced. In the fiscal year 2020, a new client accounted for approximately 30.5% of our revenue. However, because that client has terminated its project in Iraq where we provided service to them due to the impact of COVID-19, we could not keep receive any revenue from this client in the fiscal year 2021. Any termination of our business relationships with CNPC, Sinopec, Shenhua Group or any other major client would materially harm our operations.

Because we derive such a high percentage of our revenues from CNPC and a few new clients, our revenue has been subject to high seasonality. We recognize revenue when it is realized and earned. Revenue is recognized based on the following five steps: (i) identify the contract(s) with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; (v) recognize revenue when (or as) each performance obligation is satisfied. Because these matters depend on reaching agreements with these clients, revenue recognition occurs, to a large extent, on their schedule. Accordingly, revenue recognized in the first quarter is usually the smallest in proportion to that for the whole year, due to our clients’ budgeting and planning schedules. If these clients were to change their budgeting or planning schedule our high and low quarters could also shift. This seasonality limits our ability to make accurate long-term predictions about our performance and makes it difficult to compare our revenues across quarters.

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

Our performance is substantially dependent on the performance of our executive officers and key employees. In particular, we rely on the services of:

●	Mr. Yin Shenping, Chief Executive Officer;
●	Mr. Chen Guangqiang, Chief Technology Officer; and
●	Ms. Liu Jia, Chief Financial Officer.

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

We have not previously paid any cash dividends, and we do not anticipate paying any dividends on our Class A Ordinary Shares. As we intend to remain in a growth mode, we intend to reinvest any profits in the foreseeable future to grow the business. We cannot assure you that our operations will continue to result in sufficient revenues to enable us to operate at profitable levels or to generate positive cash flows. Furthermore, there is no assurance our board of directors will declare dividends even if we are profitable. Dividend policy is subject to the discretion of our board of directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. If we determine to pay dividends on any of our Class A Ordinary Shares in the future, we will be dependent, in large part, on receipt of funds from the Domestic Companies.

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

Risks Related to Our Corporate Structure

We depend upon the Contractual Arrangements in conducting our business in China, which may not be as effective as direct ownership in providing operational control.

We are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct a substantial majority of our operations through our VIEs and their subsidiaries in China. We control BHD and Nanjing Recon through the VIE agreements entered into on April 1, 2019. We generate most, if not all, of our revenue from operations of our VIEs and their subsidiaries. Our Class A Ordinary Shares offered in this offering are shares of our offshore holding company instead of shares of our VIEs or our PRC subsidiary. These Contractual Arrangements may not be as effective in providing us with control over our VIEs as direct ownership. For example, our VIEs and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of our VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current Contractual Arrangements, we rely on the performance by our VIEs and their shareholders of their obligations under the contracts to exercise control over our VIEs. The shareholders of our VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the Contractual Arrangements with our VIEs. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “Risk Factor—The shareholder of our VIE may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition” Therefore, our Contractual Arrangements with our VIEs may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

We conduct our business through BHD, Nanjing Recon, FGS and their respective subsidiaries by means of Contractual Arrangements. If the PRC courts or administrative authorities determine that these contractual arrangements do not comply with applicable regulations, we could be subject to severe penalties and our business could be adversely affected. In addition, changes in such PRC laws and regulations may materially and adversely affect our business.

There are uncertainties regarding the interpretation and application of PRC laws, rules and regulations, including the laws, rules and regulations governing the validity and enforcement of the Contractual Arrangements between the Wholly Owned Foreign Enterprise (“WFOE”) and Nanjing Recon, BHD and their respective subsidiaries. We have been advised by our PRC counsel, JingTian & GongCheng LLP, based on their understanding of the current PRC laws, rules and regulations, that (i) the structure for operating our business in China (including our corporate structure and Contractual Arrangements with the WFOE, Nanjing Recon, BHD and their respective subsidiaries) will not result in any violation of PRC laws or regulations currently in effect; and (ii) the Contractual Arrangements among the WFOE and Nanjing Recon, BHD and their respective subsidiaries governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations concerning foreign investment in the PRC, and their application to and effect on the legality, binding effect and enforceability of the contractual arrangements. In particular, we cannot rule out the possibility that PRC regulatory authorities, courts or arbitral tribunals may in the future adopt a different or contrary interpretation or take a view that is inconsistent with the opinion of our PRC legal counsel. Therefore, the Contractual Arrangements may be determined by PRC authorities to be inconsistent with the laws and regulations of the PRC, including those related to foreign investment in certain industries. Therefore, the relevant Chinese regulatory authorities could disallow this structure and hinder our ability to exert contractual control over the Domestic Companies, which would likely result in a material change in operations and/or value of the Company’s Class A Ordinary Shares, including that it could cause the value of such securities to significantly decline or become worthless.

If any of the Domestic Companies or their ownership structure or the Contractual Arrangements are determined to be in violation of any existing or future PRC laws, rules or regulations, or any of our PRC entities fail to obtain or maintain any of the required governmental permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking the business and operating licenses;

●	discontinuing or restricting the operations;
●	imposing conditions or requirements with which the PRC entities may not be able to comply;
●	requiring us and our PRC entities to restructure the relevant ownership structure or operations, including termination of the contractual agreements with our VIE and deregistering the equity pledge of our VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control our VIE;
●	restricting or prohibiting our use of the proceeds from this offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business; or
●	imposing fines or confiscating the income from our PRC subsidiaries or our VIE.

The imposition of any of these penalties would severely disrupt our ability to conduct business and have a material adverse effect on our financial condition, results of operations and prospects.

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

Our majority stake in Future Gas Station (Beijing), which now consists of a large operating segment of our business, exposes us to risks related to consumer energy consumption and online payment technologies.

As the energy consumption market opened to private and foreign companies, and as the online payment technology continually developed, we began investing in the downstream oil industry. Over the years, we developed a close relationship with Future Gas Station (Beijing) (also referred to as “FGS”) and as of this fiscal year, we now own 51% of the equity of FGS. As such, our majority stake in FGS presents both a substantial investment in the downstream of the oil industry and comprises a large part of our operations. Our business has historically relied primarily on our cooperation with large state-owned oil companies. FGS, by contrast, relies on individual purchasers of gas and other products at gas stations in China. While the gas stations themselves will decide to cooperate with FGS, we expect that they will listen to end user feedback in making such decisions. Accordingly, we believe FGS will be dependent on individual users’ purchasing decisions and experience with FGS’ services. If the energy consumption market slows, or the online payment technology matures and new, more well-capitalized competitors enter FGS’ industry, we may experience a substantial loss in our significant investment in FGS.

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

As a result of our corporate structure and contractual arrangements between Recon-BJ and the Domestic Companies, we are effectively subject to several PRC taxes on both revenues generated by Recon-BJ’s operations in China and revenues derived from Recon-BJ’s contractual arrangements with the Domestic Companies. Moreover, we would be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between Recon-BJ and the Domestic Companies were not on an arm’s length basis and therefore constitute a favorable transfer pricing. As a result, the PRC tax authorities could request that we adjust our taxable income upward for PRC tax purposes. If the PRC tax authorities took such action, such authorities would be able to establish in its sole discretion the amount of tax payable by Recon-BJ, so we cannot predict the effect of such action on our company other than the likely effect that our profits would decrease. Such a pricing adjustment could adversely affect us by:

●	increasing our tax expenses, which could subject Recon-BJ to late payment fees and other penalties for under-payment of taxes; and/or
●	resulting in Recon-BJ’s loss of preferential tax treatment.

The shareholders of our VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of our VIEs may have actual or potential conflicts of interest with us. The shareholders may refuse to sign or breach, or cause our VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIEs, which would have a material and adverse effect on our ability to effectively control our VIEs and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with our VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise the shareholder will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between the shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and the shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

Our dual class structure may be dilutive to the voting power of Class A Ordinary Shareholders.

On April 5, 2021, at the 2021 annual meeting, to implement a dual class structure, our shareholders approved (i) a special resolution that the authorized share capital of the Company be amended from US$1,850,000, divided into 20,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0925 each, to US$15,725,000, divided into 150,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0925 each and 20,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0925 each, and (ii) a special resolution that the Third Amended and Restated Memorandum and Articles of Association of the Company to substitute the Second Amended and Restated Memorandum and Articles of Association. The dual class structure of our ordinary shares has the effect of concentrating voting control with holders of Class B Ordinary Shares. Our Class B Ordinary Shares have stronger voting power than our Class A Ordinary Shares and certain existing shareholders have substantial influence over our Company and their interests may not be aligned with the interests of our other shareholders.

Our classified board structure may prevent a change in our control.

Our board of directors is divided into three classes of directors. The current terms of the directors expire in 2021, 2022 and 2023. Directors of each class are chosen for three-year terms upon the expiration of their current terms, and each year one class of directors is elected by the shareholders. The staggered terms of our directors may reduce the possibility of a tender offer or an attempt at a change in control, even though a tender offer or change in control might be in the best interest of our shareholders.

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

Risks Related to Doing Business in China

The recent state government interference into business activities on U.S. listed Chinese companies may negatively impact our existing and future operations in China.

Recently, the Chinese government announced that it would step up supervision of Chinese firms listed offshore. Under the new measures, China will improve regulation of cross-border data flows and security, crack down on illegal activity in the securities market and punish fraudulent securities issuance, market manipulation and insider trading, China will also check sources of funding for securities investment and control leverage ratios. The Cyberspace Administration of China (“CAC”) has also opened a cybersecurity probe into several U.S.-listed tech giants focusing on anti-monopoly, financial technology regulation and more recently, with the passage of the Data Security Law, how companies collect, store, process and transfer data. If we are subject to such a probe or if we are required to comply with stepped-up supervisory requirements, valuable time from our management and money may be expended in complying and/or responding to the probe and requirements, thus diverting valuable resources and attention away from our operations. This may, in turn, negatively impact our operations.

Because of the Company’s VIEs and subsidiaries in China and given the Chinese government’s significant oversight and discretion over the conduct of our business operations there, the Chinese government may seek to affect our operations, including our ability to offer securities to investors, list our securities on a U.S. or other foreign exchange, conduct our business or accept foreign investment. The Chinese government may intervene or influence the Company’s current and future operations in China at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers likes ourselves.

If any or all of the foregoing were to occur, this could lead to a material change in the Company’s operations and/or the value of our ordinary shares and/or significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Our shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for three consecutive years beginning in 2021. The delisting of our shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such shares from being traded on a national securities exchange or in the over the counter trading market in the U.S.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

Our current auditor, Friedman LLP, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. We are not aware of any reasons to believe or conclude that Friedman LLP would not permit an inspection by PCAOB or that it may not be subject to such inspection. However, given the recent developments, we cannot assure you whether NASDAQ or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company’s auditor was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded on the national securities exchange earlier than would be required by the HFCA Act. If our shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our shares.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our future business and operations.

The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies.

The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our future business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our future business and operating results.

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

We conduct substantially all of our operations and generate most of our revenues in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The PRC economy differs from the economies of most developed countries in many respects, including:

●	the higher level of government involvement;
●	the early stage of development of the market-oriented sector of the economy;
●	the relatively rapid growth rate;
●	the higher level of control over foreign exchange; and

●	the allocation policies of resources.

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

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law.

In connection with any future offering, we may be subjected to the U.S. Foreign Corrupt Practices Act (“FCPA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We may also be subjected to Chinese anti-corruption laws, which strictly prohibit the payment of bribes to government officials. Going forward, we may have operations, agreements with third parties, and make sales in China, which may experience corruption. Our future activities in China may create the risk of unauthorized payments or offers of payments by one of the employees of our Company, because sometimes these employees are out of our control. Violations of the FCPA or Chinese anti-corruption laws may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

The PRC government may issue further restrictive measures in the future.

We cannot assure you that the PRC’s government will not issue further restrictive measures in the future. The PRC government’s restrictive regulations and measures could increase our existing and future operating costs in adapting to these regulations and measures, limit our access to capital resources or even restrict our existing and future business operations, which could further adversely affect our business and prospects.

We may be subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.

We may be subject relating various risks and costs associated with to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. This data is wide ranging and relates to our investors, employees, contractors and other counterparties and third parties. The relevant PRC laws apply not only to third-party transactions, but also to transfers of information between us, the Domestic Companies, our subsidiaries and other parties with which we have commercial relations.

The PRC regulatory and enforcement regime with regard to privacy and data security is evolving. The PRC Cybersecurity Law which was promulgated on November 7, 2016 and became effective on June 1, 2017 provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC, and the law imposes heightened regulation and additional security obligations on operators of critical information infrastructure. According to the Cybersecurity Review Measures promulgated by the Cyberspace Administration of China and certain other PRC regulatory authorities in April 2020, which became effective in June 2020, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security. If we provide or are deemed to provide such network products and services to critical information infrastructure operators, or we are deemed to be a critical information infrastructure operator, we would be required to follow cybersecurity review procedures. There can be no assurance that we would be able to complete the applicable cybersecurity review procedures in a timely manner, or at all, if we are required to follow such procedures. Any failure or delay in the completion of the cybersecurity review procedures may prevent us from using or providing certain network products and services, and may result in fines of up to ten times the purchase price of such network products and services being imposed upon us, if we are to be deemed a critical information infrastructure operator using network products or services without having completed the required cybersecurity review procedures. The PRC government is increasingly focused on data security, recently launching cybersecurity review against a number of mobile apps operated by several US-listed Chinese companies and prohibiting these apps from registering new users during the review period.

On June 10, 2021, the Standing Committee of the National People’s Congress of China promulgated the Data Security Law which shall take effect in September 1, 2021. The Data Security Law provides for data security and privacy obligations of entities and individuals carrying out data activities, prohibits entities and individuals in China from providing any foreign judicial or law enforcement authority with any data stored in China without approval from the competent PRC authority, and sets forth the legal liabilities of entities and individuals found to be in violation of their data protection obligations, including rectification order, warning, fines of up to RMB10 million, suspension of relevant business, and revocation of business permits or licenses.

On August 20, 2021, the Standing Committee of the National People’s Congress adopted the Personal Information Security Law, which shall come into force as of November 1, 2021. The Personal Information Protection Law includes the basic rules for personal information processing, the rules for cross-border provision of personal information, the rights of individuals in personal information processing activities, the obligations of personal information processors, and the legal responsibilities for illegal collection, processing, and use of personal information.

In addition, on July 10, 2021, the Cyberspace Administration of China issued the Measures for Cybersecurity Review (Revision Draft for Comments) for public comments, which proposes to authorize the relevant government authorities to conduct cybersecurity review on a range of activities that affect or may affect national security, including listings in foreign countries by companies that possess personal data of more than one million users. The PRC National Security Law covers various types of national security, including technology security and information security.

We do not collect, process or use personal information of entities or individuals other than what is necessary for our business and do not disseminate such information. We do not operate mobile apps and we do not possess information on more than a million entities/individuals. Although we believe we currently are not required to obtain clearance from the Cyberspace Administration of China under the Measures for Cybersecurity Review (Revision Draft for Comments) or the Opinions on Strictly Cracking Down on Illegal Securities Activities, we face uncertainties as to the interpretation or implementation of such regulations or rules, and if required, whether such clearance can be timely obtained, or at all.

Compliance with the PRC Cybersecurity Law, the PRC National Security Law, the Data Security Law, the Personal Information Protection Law, the Cybersecurity Review Measures, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, including data security and personal information protection laws, may result in additional expenses to us and subject us to negative publicity, which could harm our reputation among users and negatively affect the trading price of our shares in the future. There are also uncertainties with respect to how the PRC Cybersecurity Law, the PRC National Security Law and the Data Security Law will be implemented and interpreted in practice. PRC regulators, including the Ministry of Public Security, the MIIT, the SAMR and the Cyberspace Administration of China, have been increasingly focused on regulation in the areas of data security and data protection, including for mobile apps, and are enhancing the protection of privacy and data security by rule-making and enforcement actions at central and local levels. We expect that these areas will receive greater and continued attention and scrutiny from regulators and the public going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business, prohibition against new user registration (even for a short period of time) and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

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

If the PRC regulatory authorities take the view that the VIE Agreements constitute a reverse merger acquisition or round-trip investment in related party transactions without the approval of the national offices of MOC, they could invalidate the VIE Agreements. Additionally, the PRC regulatory authorities may take the view that any public offering plan will require the prior approval of CSRC. If we cannot obtain MOC or CSRC approval in case we are required to do so, our business and financial performance will be materially adversely affected. We may also face regulatory actions or other sanctions from the MOC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds of this or any other offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Class A Ordinary Shares.

Also, if the CSRC later requires that we obtain its approval, we may be unable to obtain a waiver of the CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding this CSRC approval requirement could have a material adverse effect on the trading price of our Class A Ordinary Shares.

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

The PRC has historically lagged in western style management, governance and financial reporting concepts and practices, as well as in modern banking, and other control systems. Our current management has little experience with western style management, governance and financial reporting concepts and practices, and we may have difficulty in hiring and retaining a sufficient number of qualified employees to work in the PRC. As a result of these factors, and especially given that we are a publicly listed company in the U.S. and subject to regulation as such, we may experience difficulty in establishing management, governance, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet western standards. We may have difficulty establishing adequate management, governance, legal and financial controls in the PRC. Therefore, we may, in turn, experience difficulties in implementing and maintaining adequate internal controls as required under Section 404 of the Sarbanes-Oxley Act of 2002 and other applicable laws, rules and regulations. This may result in significant deficiencies or material weaknesses in our internal controls which could impact the reliability of our financial statements and prevent us from complying with SEC rules and regulations and the requirements of the Sarbanes-Oxley Act of 2002. Any such deficiencies, weaknesses or lack of compliance could have a materially adverse effect on our business and the public announcement of such deficiencies could adversely impact our stock price.

Risks Related to Our Class A Ordinary Shares

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

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

In order to raise additional capital, we may in the future offer additional Class A Ordinary Shares or other securities convertible into or exchangeable for our Class A Ordinary Shares at prices that may not be the same as the price per share you paid. We may sell shares or other securities in any other offering at a price per share that is less than the price per share paid by existing investors, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders. The price per share at which we sell additional Class A Ordinary Shares, or securities convertible or exchangeable into Class A Ordinary Shares, in future transactions may be higher or lower than the price per share paid by existing investors.

We do not intend to pay dividends in the foreseeable future.

We have never paid cash dividends on our Class A Ordinary Shares. We currently intend to retain our future earnings, if any, to finance the operation and growth of our business and currently do not plan to pay any cash dividends in the foreseeable future.

Future sales of a significant number of our Class A Ordinary Shares in the public markets, or the perception that such sales could occur, could depress the market price of our Class A Ordinary Shares.

Future sales of a substantial number of our Class A Ordinary Shares in the public markets, or the perception that such sales could occur, could depress the market price of our Class A Ordinary Shares and impair our ability to raise capital through the sale of additional equity securities. If any existing shareholder or shareholders sell a substantial amount of our Class A Ordinary Shares, the prevailing market price for our Class A Ordinary Shares could be adversely affected. In addition, if we pay for our future acquisitions in whole or in part with additionally issued Class A Ordinary Shares, your ownership interests in our company would be diluted and this, in turn, could have a material and adverse effect on the price of our Class A Ordinary Shares.

Although we have regained compliance with Nasdaq listing requirements, we may fail to comply with Nasdaq’s minimum bid price requirement again or any other listing requirements, and our shares may be delisted if we are unable to regain compliance with Nasdaq rules within the applicable grace periods.

On January 15, 2019, we received a notification letter (the “Notice”) from the NASDAQ Capital Market advising us that for 30 consecutive business days preceding the date of the Notice, the bid price of the Company’s Class A Ordinary Shares had closed below the $1.00 per share minimum required for continued listing on The NASDAQ Capital Market pursuant to the NASDAQ Marketplace Rule 5550(a)(2) (the “Minimum Bid Price Rule”). The Company was provided 180 calendar days, or until July 15, 2019, to regain compliance with the Minimum Bid Price Rule. The Company was unable to regain compliance with the Minimum Bid Price Rule by July 15, 2019. On July 16, 2019, the NASDAQ granted us an additional 180 calendar days, or until January 13, 2020, to regain compliance with the $1.00 per share minimum required for continued listing on The NASDAQ pursuant to the Minimum Bid

Price Rule. On December 27, 2019, we completed a one-for-five reverse stock split. On January 15, 2020, we received a notice from The NASDAQ indicating we had regained compliance.

It is possible that we will fail to comply with the continued listing requirement of Nasdaq Marketplace Rule 5550(a)(2) again or any other listing requirements. If so, and Nasdaq may delist our shares if we cannot regain compliance timely.

The market price for our securities may be volatile, which could result in substantial losses to investors.

The market price for our Class A Ordinary Shares has been, and is likely to remain, volatile and subject to wide fluctuations in response to factors including the following:

●	actual or anticipated fluctuations in our quarterly operating results;
●	changes in the Chinese petroleum and energy industries;
●	changes in the Chinese economy;
●	announcements by our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;
●	future sales of our Class A Ordinary Shares;
●	period to period fluctuations in our financial results;
●	low trading volume of our Class A Ordinary Shares;
●	additions or departures of key personnel; or
●	potential litigation.

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

NASDAQ may apply additional and more stringent criteria for our continued listing.

NASDAQ Listing Rule 5101 provides NASDAQ with broad discretionary authority over the continued listing of securities in NASDAQ and NASDAQ may use such discretion to deny apply additional or more stringent criteria for the continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes continued listing of the securities on NASDAQ inadvisable or unwarranted in the opinion of NASDAQ, even though the securities meet all enumerated criteria for continued listing on NASDAQ. In addition, NASDAQ has used its discretion to deny continued listing or to apply additional and more stringent criteria in the instances, including but not limited to where the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit. For the aforementioned concerns, we may be subject to the additional and more stringent criteria of NASDAQ for our continued listing.

ITEM 4.                 INFORMATION ON THE COMPANY

A. History and Development of the Company

Recon Technology, Ltd (the “Company”) was incorporated under the laws of the Cayman Islands on August 21, 2007 by Mr. Yin Shenping, Mr. Chen Guangqiang and Mr. Li Hongqi (the “Founders”) as a company with limited liability. We provide oilfield specialized equipment, automation systems, tools, chemicals and field services to petroleum companies mainly in the PRC. The Company’s wholly owned subsidiary, Recon Technology Co., Limited (“Recon-HK”) was incorporated on September 6, 2007 in Hong Kong. On November 15, 2007, Recon-HK established one wholly owned subsidiary, Jining Recon Technology Ltd. (“Recon-JN”) under the laws of the PRC, and later dissolved on April 10, 2019 as part of our previously disclosed organizational restructuring. Recon-HK did not own any assets or conduct any operations and was dissolved on May 15, 2020. On November 19, 2010, the Company established another wholly owned subsidiary, Recon Investment Ltd. (“Recon-IN”) under the laws of HK. On January 18, 2014, Recon-IN established one wholly owned subsidiary, Recon Hengda Technology (Beijing) Co., Ltd. (“Recon-BJ”) under the laws of the PRC. Other than the equity interest in Recon-BJ, Recon-IN does not own any assets or conduct any operations.

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

On January 29, 2015, we increased our authorized shares from 25,000,000 to 100,000,000 Class A Ordinary Shares.

BHD, one VIE, controls following subsidiaries:

1)	On December 17, 2015, Huang Hua BHD Petroleum Equipment Manufacturing Co. LTD (“HH BHD”), a fully owned subsidiary established by BHD was organized under the laws of the PRC, focusing on the production of high efficiency heating furnaces. As of June 30, 2020, BHD had invested a total of ¥4.39 million to HH BHD. BHD owns an interest of 100% of HH BHD.
2)	On May 23, 2017, Gan Su BHD Environmental Technology Co., Ltd (“Gan Su BHD”) was established by BHD and another investor under the laws of the PRC, with registered capital of ¥50 million. It is focusing on oilfield sewage treatment and oily sludge disposal projects. As of June 30, 2020, BHD had invested a total of ¥15.98 million Gan Su BHD. The paid in capital of Gan Su BHD contributed by all investors was ¥ 20.74 million ($2.93 million) as of June 30, 2020. Based on its revised chapter dated August 11, 2017, BHD owns an interest of 51% of Gan Su BHD. The paid in capital was ¥22,935,000 ($3,551,489) as of June 30, 2021. On April 26, 2021, the minority shareholder of Gan Su BHD transferred 15.4% of the equity interest hold to BHD. On May 19, 2021, the minority shareholder transferred 3.6% equity shares and BHD transferred 15.4% equity shares of Gan Su BHD to Nanjing Recon. Thus, by June 30, 2021, BHD owns an interest of 51% and Nanjing Recon owns an interest of 19% of Gan Su BHD.
3)	On October 16, 2017, Qing Hai BHD New Energy Technology Co., Ltd. (“Qinghai BHD”) was established by BHD and a few other investors under the laws of the PRC, with registered capital of ¥50 million. It is focusing on design and production and sales of solar energy heating furnaces. As of June 30, 2020, BHD had invested a total of ¥4.2 million to Qinghai BHD. The paid in capital was ¥4.2 million ($0.59 million) as of June 30, 2020. BHD owns an interest of 55% of Qinghai BHD. The paid in capital was ¥4,200,000 ($650,371) as of June 30,2021. BHD owned an interest of 55% of Qinghai BHD previously; however, based on an agreement signed by the shareholders of Qinghai BHD dated October 23, 2018, each of the other two individual shareholders agreed to reduce 10% of their equity interests. As a result, Qinghai BHD returned ¥200,000 paid in capital back to one of the individual shareholders. After the new arrangement, BHD owns a total interest of 75% of Qinghai BHD.

As the energy consumption market opened to private and foreign companies, and online payment technology developed, we began to invest in the downstream of the oil industry. On December 15, 2017, we, through our VIEs, BHD and Nanjing Recon, entered into a subscription agreement with Future Gas Station (Beijing) Technology, Ltd (“FGS”), pursuant to which we acquired an 8% equity interest in FGS. Established in January 2016, FGS is a service company focusing on providing new technical applications and data operations to gas stations and provides solutions to gas stations to improve their operations and their customers’ experience. On August 21, 2018, we entered into an investment agreement and a supplemental agreement (collectively, the “Investment Agreement”) with FGS and the other shareholders of FGS. Pursuant to the Investment Agreement, our ownership interest in FGS shall increase from 8% to 43%, in exchange for our investment in GFS for a total amount of RMB 10 million in cash and the issuance of 2,435,284 restricted Class A Ordinary Shares to the other shareholders of FGS with certain conditions. On September 24, 2019, the Company agreed to extend the agreement for six more months as negotiated with FGS to ensure the founding team can better meet its obligations under the agreement. On March 17, 2020, the Company, FGS and the other shareholders of FGS signed the third supplemental agreement to extend another 12 months to February 20, 2021 as the number of the gas stations was the only performance goal that was not achieved. As of June 30, 2020, we had invested an aggregate amount of RMB 35,579,586 ($5,032,666) in FGS and issued 487,057 restricted shares (reflecting the effect of one-for-five reverse stock split) in total to other shareholders of FGS, and our ownership interest in FGS has increased to 43%. On February 8, 2021, BHD and Nanjing entered into the fourth supplemental agreement to the investment agreement with FGS to acquire 8% equity ownership of FGS. As a result of the transaction, we own a 51% interest of FGS.

Exclusive Technical Consulting Service Agreement

Pursuant to the exclusive technical consulting service agreement between Recon-BJ and each of BHD and Nanjing Recon, Recon-BJ has the exclusive right to provide each of BHD and Nanjing Recon with technical support services, consulting services and other services, including granting use rights of intellectual property rights, software services, network support, database support, hardware services, technical support, employee training, research and development of technology and market information, business management consulting, marketing and promotion services, customer management and services, lease hardware and device, and the others necessary for each of BHD and Nanjing Recon’s needs. In exchange, Recon-BJ is entitled to a service fee that equals to all of the consolidated profit after offsetting the previous year’s accumulated deficit, operating costs, expenses, taxes, and other contributions and reasonable operation profit of each of BHD and Nanjing Recon. In addition to the services fees, each of BHD and Nanjing Recon will reimburse all reasonable costs, reimbursed payments and out-of-pocket expenses, paid or incurred by Recon-BJ in connection with its performance.

Under the exclusive technical consulting service agreement, without Recon-BJ’s prior written consent, each of BHD and Nanjing Recon agrees not to engage in any transaction which may materially affect its asset, business, employment, obligation, right or operation.

The exclusive technical consulting service agreement remains effective, unless terminated pursuant to the exclusive technical consulting service agreement or upon the written notice of Recon-BJ.

Exclusive Equity Interest Purchase Agreement

Pursuant to the amended and restated exclusive equity interest purchase agreement, among Recon-BJ, each of BHD and Nanjing Recon and the shareholder who owned all the equity interests of each of BHD and Nanjing Recon, such shareholders grant Recon-BJ an exclusive right to purchase his equity interests in each of BHD and Nanjing Recon. The purchase price shall be the lowest price then permitted under applicable PRC laws. Recon-BJ or its designated person may exercise such right at any time to purchase all or part of the equity interests in each of BHD and Nanjing Recon until it has acquired all equity interests of each of BHD and Nanjing Recon, which is irrevocable during the term of the agreement.

The amended and restated exclusive equity interest purchase agreement remains in effect until all equity interests held by the shareholders have been transferred or assigned to Recon-BJ and/or any other person designated by Recon-BJ. However, Recon-BJ has the right to terminate these agreements unconditionally upon giving prior written notice to each of BHD and Nanjing Recon at any time.

Equity Interest Pledge Agreement

Pursuant to the amended and restated equity interest pledge agreement among the shareholders who owned all the equity interests of each of BHD and Nanjing Recon, such shareholders pledge all of the equity interests in each of BHD and Nanjing Recon to Recon-BJ as collateral to secure the obligations of each of BHD and Nanjing Recon under the exclusive technical consulting service agreement and the amended and restated exclusive equity interest purchase agreement. The shareholders of each of BHD and Nanjing Recon are prohibited or may not transfer the pledged equity interests without prior consent of Recon-BJ unless transferring the equity interests to Recon-BJ or its designated person in accordance with the amended and restated exclusive equity interest purchase agreement.

The amended and restated equity interest pledge agreement shall come into force the date on which the pledged interests is recorded, under each of BHD and Nanjing Recon’s register of shareholders and is registered with competent administration for industry and commerce of each of BHD and Nanjing Recon until all of the liabilities and debts to Recon-BJ have been fulfilled completely by each of BHD and Nanjing Recon. Each of BHD and Nanjing Recon and the shareholders who owned all the equity interest of each of BHD and Nanjing Recon shall not terminate this agreement in any circumstance for any reason.

Shareholders’ Power of Attorney

Pursuant to the shareholders’ amended and restated power of attorney, the shareholders of each of BHD and Nanjing Recon gives Recon-BJ irrevocable proxies to act on their behaves on all matters pertaining to each of BHD and Nanjing Recon and to exercise all of their rights as shareholders of each of BHD and Nanjing Recon, including the right to execute and deliver shareholder resolutions, to dispose any or all equity interests, to nominate, elect, designate, or appoint officers and directors, to supervise company’s performance, to approve submission of any registration documents, to attend shareholders meetings, to exercise voting rights and all of the other rights, to take legal actions against the harmful actions by directors or officers, to approve the amendments to the articles of association of the company, and any other rights under the articles of association of the company. The amended and restated power of attorney shall remain in effect while the shareholders of each of BHD and Nanjing Recon hold the equity interests in each of BHD and Nanjing Recon.

Based on the foregoing Contractual Arrangements, which grant Recon-BJ effective control of each of BHD and Nanjing Recon and enable Recon-BJ to receive all of their expected residual returns, we account for each of BHD and Nanjing Recon as a VIE. Accordingly, we consolidate the accounts of each of BHD and Nanjing Recon, in accordance with Regulation S-X-3A-02 promulgated by the SEC and Accounting Standards Codification (“ASC”) 810-10, Consolidation.

Because we do not directly hold equity interest in our VIEs, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including limitation on foreign ownership of internet technology companies, regulatory review of oversea listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the VIE Agreements. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard that could disallow the VIE structure, which would likely result in a material change in our operations and the value of Class A Ordinary Shares may depreciate significantly or become worthless.

Our Contractual Arrangements may be less effective in providing control over each of BHD and Nanjing Recon than direct ownership. See “Risk Factors - We depend upon the Contractual Arrangements in conducting our business in China, which may not be as effective as direct ownership in providing operational control.” for more details.

We may also be subject to sanctions imposed by PRC regulatory agencies including the Chinese Securities Regulatory Commission, or CSRC, if we fail to comply with their rules and regulations. See “Risk Factors — The approval of the China Securities Regulatory Commission and other compliance procedures may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval.” for more details.

We are subject to certain legal and operational risks associated with our VIEs’ operations in China. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and therefore, these risks may result in a material change in our VIEs’ operations, significant depreciation of the value of our Class A Ordinary Shares, or a complete hindrance of our ability to offer or continue to offer our securities to investors. See “Risk Factors - We conduct our business through BHD, Nanjing Recon and their respective subsidiaries by means of Contractual Arrangements. If the PRC courts or administrative authorities determine that these contractual arrangements do not comply with applicable regulations, we could be subject to severe penalties and our business could be adversely affected. In addition, changes in such PRC laws and regulations may materially and adversely affect our business.” Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. exchange.

Permission Required from the PRC Authorities for the VIEs’ Operation

We are currently not required to obtain permission from any of the PRC authorities to operate and issue our Class A Ordinary Shares to foreign investors. In addition, we, our subsidiaries, or VIEs are not required to obtain permission or approval from the PRC authorities including CSRC or Cyberspace Administration of China for the VIEs’ operation, nor have we, our subsidiaries, or VIEs applied for or received any denial for the VIEs’ operation. However, recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future. Given the current regulatory environment in the PRC, we are still subject to the uncertainty of interpretation and enforcement of the rules and regulations in the PRC, which can change quickly with little advance notice, and any future actions of the PRC authorities.

Transfer of Cash in the VIEs

Each VIE has its own operating cash flow. Cashflow between our Company and the VIEs primarily consists of transfers from us to the VIEs for supplemental working capital, which is mainly used in purchase of materials and payment of operating expenses and investments. In addition, the VIEs occasionally make payments on our behalf when we experience a cash shortage. For the fiscal years ended June 30, 2021 and 2020, cash transferred from the Company to its VIEs was RMB1,890,340 and RMB8,920,237, respectively. Neither we nor our VIEs have present plans to distribute earnings or settle amounts owed under the Contractual Agreements. We currently plan to retain the cash in the VIEs for business growth and operation. No dividends or distributions have been declared to pay to us from our subsidiaries or our VIEs. No dividends or distributions were made to any U.S. investors. For a description of our corporate structure and VIE contractual arrangements, see “Corporate History and Structure.” See also “Risk Factors – Risks Related to Our Corporate Structure.”

Select Condensed Financial Statements on Consolidated VIEs

The following table below provides a condensed consolidating schedule depicting the financial position, cash flows, and results of operations for the parent, the consolidated VIEs, and any eliminating adjustments separately as of the same dates and for the same periods for which audited consolidated financial statements are required.

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended June 30, 2021
	Recon
	Technology,
	Ltd.	Subsidiaries				Non-
	(Cayman	(Hong Kong			Consolidated	Controlling
	Islands)	and PRC)	VIE (PRC)	Eliminations	Total	Interest
Revenues	¥121,197	¥—	¥47,817,378	—	¥47,938,575	¥—
Gain (loss) from subsidiaries and VIEs	(26,855,188)	—	—	26,855,188	—	—
Net income (loss) attributable to Recon Technology, Ltd	¥(22,832,734)	¥(733,368)	¥(26,121,820)	¥26,855,188	¥(22,832,734)	¥(3,034,094)

	For the Year Ended June 30, 2020
	Recon
	Technology,
	Ltd.	Subsidiaries				Non-
	(Cayman	(Hong Kong			Consolidated	Controlling
	Islands)	and PRC)	VIE (PRC)	Eliminations	Total	Interest
Revenues	¥20,079,210	¥—	¥45,681,441	¥—	¥65,760,651	¥—
Gain (loss) from subsidiaries and VIEs	(9,089,574)	—	—	9,089,574	—	—
Net income (loss) Attributable to Recon Technology, Ltd	¥(19,246,701)	¥597,981	¥(9,687,555)	¥9,089,574	¥(19,246,701)	¥(875,903)

SELECTED CONDENSED CONSOLIDATED BALANCE SHEETS

	For the Year Ended June 30, 2021
	Recon
	Technology,
	Ltd.	Subsidiaries
	(Cayman	(Hong Kong			Consolidated
	Islands)	and PRC)	VIE (PRC)	Eliminations	Total
Cash	¥325,116,815	¥14,588,375	¥4,293,380	¥—	¥343,998,570
Total current assets	525,751,518	109,078,311	96,651,951	(242,976,595)	488,505,185
Investments in subsidiaries	2,853,002	—	—	(2,853,002)	—
Total non-current assets	51,675,351	33,121,308	50,079,680	(56,864,864)	78,011,475
Total assets	577,426,869	142,199,619	146,731,631	(299,841,459)	566,516,660
Total liabilities	223,958,832	115,503,154	170,575,094	(231,035,886)	279,001,194
Total equity	353,468,037	26,696,465	(23,843,463)	(68,805,573)	287,515,466
Total liabilities and equity	¥577,426,869	¥142,199,619	¥146,731,631	¥(299,841,459)	¥566,516,660

	For the Year Ended June 30, 2020
	Recon
	Technology,
	Ltd.	Subsidiaries
	(Cayman	(Hong Kong			Consolidated
	Islands)	and PRC)	VIE (PRC)	Eliminations	Total
Cash	¥22,238,980	¥1,709,426	¥6,388,098	¥—	¥30,336,504
Total current assets	144,997,962	86,547,201	100,852,166	(203,115,456)	129,281,873
Investments in subsidiaries	(931,517)	—	—	931,517	—
Total non-current assets	26,610,333	13,695,013	37,591,081	(12,763,496)	65,132,931
Total assets	171,608,295	100,242,214	138,443,247	(215,878,952)	194,414,804
Total liabilities	33,898,887	92,188,890	147,428,088	(199,745,349)	73,770,516
Total equity	137,709,408	8,053,324	(8,984,841)	(16,133,603)	120,644,288
Total liabilities and equity	¥171,608,295	¥100,242,214	¥138,443,247	¥(215,878,952)	¥194,414,804

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended June 30, 2021
	Recon
	Technology,	Subsidiaries
	Ltd.	(Hong
	(Cayman	Kong and			Consolidated
	Islands)	PRC)	VIE (PRC)	Eliminations	Total
Net cash provided by (used in) operating activities	¥(29,048,184)	¥12,928,737	¥(17,931,021)	¥—	¥(34,050,468)
Net cash provided by (used in) investing activities	(54,911,909)	—	1,799,804	6,573,451	(46,538,654)
Net cash provided by financing activities	386,563,775	—	14,036,499	(6,573,451)	394,026,823
Effect of exchange rate fluctuation on cash and cash equivalents	274,149	(49,784)	—	—	224,365
Net change in cash	302,877,831	12,878,953	(2,094,718)	—	313,662,066
Opening cash balance	22,238,981	1,709,425	6,388,098	—	30,336,504
Ending cash balance	¥325,116,812	¥14,588,378	¥4,293,380	—	¥343,998,570

	For the Year Ended June 30, 2020
	Recon
	Technology,	Subsidiaries
	Ltd. (Cayman	(Hong Kong			Consolidated
	Islands)	and PRC)	VIE (PRC)	Eliminations	Total
Net cash provided by (used in) operating activities	¥(4,538,147)	¥(1,272,162)	¥579,633	—	¥(5,230,676)
Net cash used in investing activities	—	—	(5,103,667)	2,995,304	(2,108,363)
Net cash used in financing activities	25,766,355	—	10,467,370	(2,995,304)	33,238,421
Effect of exchange rate fluctuation on cash and cash equivalents	(97,823)	13,620	—	—	(84,203)
Net change in cash	21,130,385	(1,258,542)	5,943,336	—	25,815,179
Opening cash balance	1,108,595	2,967,967	444,763	—	4,521,325
Ending cash balance	¥22,238,980	¥1,709,425	¥6,388,099	—	¥30,336,504

On December 10, 2019, the Company’s Board approved to effect a one-for-five reverse stock split of its Class A Ordinary Shares (the “Reverse Stock Split”) with the market effective date of December 27, 2019, such that the number of the Company’s Class A Ordinary Shares is decreased from 100,000,000 to 20,000,000 and the par value of each Class A Ordinary Share is increased from US$0.0185 to US$0.0925. As a result of the Reverse Stock Split, each five pre-split Class A Ordinary Shares outstanding were automatically combined and converted to one issued and outstanding Class A Ordinary Share without any action on the part of the shareholder. As of December 26, 2019 (immediately prior to the effective date), there were 23,049,639 Class A Ordinary Shares outstanding. The number of Class A Ordinary Shares outstanding after the Reverse Stock Split was 4,611,720, taking into account of the effect of rounding fractional shares into whole shares.

On November 25, 2020, the Company and certain accredited investors (the “Investors”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) pursuant to which the Company agreed to sell to the Investors, and the Investors agreed to purchase from the Company, in an unregistered private transaction, notes (the “Notes”) with an aggregate principal amount of $6,485,000, convertible into Class A Ordinary Shares, at a rate of $0.71 per share, upon the terms and subject to the limitations and conditions set forth in such Notes. The Company received gross proceeds of $6,485,000 through December 4, 2020 to December 30, 2020. Pursuant to the conversion notices to convert the Notes in full with the conversion date of January 25, 2021, the Company issued an aggregate of 9,225,338 Class A Ordinary Shares to the Investors.

On April 5, 2021, at the 2021 annual meeting, to implement a dual class structure, our shareholders approved (i) a special resolution that the authorized share capital of the Company be amended from US$1,850,000, divided into 20,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0925 each, to US$15,725,000, divided into 150,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0925 each and 20,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0925 each, and (ii) a special resolution that the Third Amended and Restated Memorandum and Articles of Association of the Company to substitute the Second Amended and Restated Memorandum and Articles of Association. On April 7, 2021, the Company filed the Third Amended and Restated Memorandum and Articles of Association with the Companies Register of the Cayman Islands. Our Class A Ordinary Shares began to trade on the NASDAQ Capital Market on April 12, 2021 under the same symbol, “RCON.”

On June 3, 2021, we entered into a share exchange agreement with Starry Blockchain Energy Pte. Ltd. (“Starry”) and its controlling shareholders (the “Starry Controlling Shareholders”) to acquire 30% of the equity interest in Starry. Under the Agreement, the acquired 30% of the equity interest in Starry was valued at $3,000,000. As consideration for the 30% equity interest, the Company issued 316,345 unregistered, restricted Class A Ordinary Shares, based on $9.48 per share, the average closing price in the 30 trading days prior to the signing of the Agreement, to the Starry Controlling Shareholders. The acquisition closed on June 11, 2021. On November 10, 2021, this investment agreement was terminated based on a mutual decision. While the Company will continue to cooperate with starry to utilize their teams and skills to provide real distributed energy solutions to our clients.

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

In the fiscal year 2020, we also received revenue from Iraq through a project with a new client which accounted for approximately 30.5% of our revenue. However, because that client has suspended its project in the middle east where we provided service to them due to the impact of COVID-19, we do not receive any revenue from this client, and therefore Iraq, in the fiscal year 2021.

For recent years, the oil industry is experiencing digital transformation. We believe oil companies will continue to increase their usages of intelligent solutions to improve the operation efficiency. Many oil companies have been raising the digitalization to a strategic level and take it as the core portion of the corporate strategy to optimize business execution and operational efficiency. Besides, we have also seen the trend of digitalization and intelligence in downstream of the oil and gas industry, especially in the management and operation of gas stations in China. We have been devoting resources and participating in testing projects with our clients to develop leading solutions. We will continue to enhance our competitive strength through up-gradation with big data and intelligent analysis.

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

Equipment for Oil and Gas Production and Transportation

●	High-Efficiency Heating Furnaces (as shown above by process “3”). Crude petroleum contains certain impurities that must be removed before the petroleum can be sold, including water and natural gas. To remove the impurities and to prevent solidification and blockage in transport pipes, companies employ heating furnaces. BHD researched, developed and implemented a new oilfield furnace that is advanced, highly automated, reliable, easily operable, safe and highly heat-efficient (90% efficiency).
●	Burner (as shown above by process “5”). We serve as an agent for the Unigas Burner which is designed and manufactured by UNIGAS, a European burning equipment production company. The burner we provide has the following characteristics: high degree of automation; energy conservation; high turn-down ratio; high security and environmental safety.

Oil and Gas Production Improvement Techniques

●	Packers of Fracturing. This utility model is used concertedly with the security joint, hydraulic anchor, and slide bushing of sand spray in the well. It is used for easy seat sealing and sand-uptake prevention. The utility model reduces desilting volume and prevents sand uptake which makes the deblocking processes easier to realize. The back flushing is sand-stick proof.
●	Production Packer. According to different withdraw points, the production packer separates different oil layers, and protects the oil pipe from sand and permeability, so as to promote the recovery ratio.

●	Sand Prevention in Oil and Water Well. This technique processes additives that are resistant to elevated temperatures into “resin sand” which is transported to the bottom of the well via carrying fluid. The “resin sand” goes through the borehole, piling up and compacting at the borehole and oil vacancy layer. An artificial borehole wall is then formed, functioning as a means of sand prevention. This sand prevention technique has been adapted to more than 100 wells, including heavy oil wells, light oil wells, water wells and gas wells, with a 100% success rate and a 98% effective rate.
●	Water Locating and Plugging Technique. High water cut affects the normal production of oilfields. Previously, there was no sophisticated method for water locating and tubular column plugging in China. The mechanical water locating and tubular column plugging technique we have developed resolves the problem of high water cut wells. This technique conducts a self-sealing-test during multi-stage usage and is reliable to separate different production sets effectively. The water location switch forms a complete process by which the water locating and plugging can be finished in one trip. Our tubular column is adaptable to several oil drilling methods and is available for water locating and plugging in second and third class layers.
●	Fissure Shaper. This is our proprietary product that is used along with a perforating gun to effectively increase perforation depth by between 46% and 80%, shape stratum fissures, improve stratum diversion capability and, as a result, improve our ability to locate oilfields and increase the output of oil wells.
●	Fracture Acidizing. We inject acid to layers under pressure which can form or expand fissures. The treatment process of the acid is defined as fracture acidizing. The technique is mainly adapted to oil and gas wells that are blocked up relatively deeply, or the ones in the low permeable zones.
●	Electronic Broken-down Service. This service resolves block-up and freezing problems by generating heat from the electric resistivity of the drive pipe and utilizing a loop tank composed of an oil pipe and a drive pipe. This technique saves energy and is environmentally friendly. It can increase the production of oilfields that are in the middle and later periods.

Automation System and Service

●	Pumping Unit Controller. Refers to process “1” above. Functions as a monitor to the pumping unit, and also collects data for load, pressure, voltage, startup and shutdown control.
●	RTU Used to Monitor Natural Gas Wells. Collects gas well pressure data.
●	Wireless Dynamometer and Wireless Pressure Gauge. Refers to process “1” above. These products replace wired technology with cordless displacement sensor technology. They are easy to install and significantly reduce the working load associated with cable laying.
●	Electric Multi-Way Valve for Oilfield Metering Station Flow Control. Refers to process “2” above. This multi-way valve is used before the test separator to replace the existing three valve manifolds. It facilitates the electronic control of the connection of the oil lead pipeline with the separator.
●	Natural Gas Flow Computer System. Flow computer system used in natural gas stations and gas distribution stations to measure flow.
●	Recon SCADA Oilfield Monitor and Data Acquisition System. Recon SCADA is a system which applies to the oil well, measurement station, and the union station for supervision and data collection.
●	EPC Service of Pipeline SCADA System. A service technique for pipeline monitoring and data acquisition after crude oil transmission.
●	EPC Service of Oil and Gas Wells SCADA System. A service technique for monitoring and data acquisition of oil wells and natural gas wells.

●	EPC Service of Oilfield Video Surveillance and Control System. A video surveillance technique for controlling the oil and gas wellhead area and the measurement station area.
●	Technique Service for “Digital Oilfield” Transformation. Includes engineering technique services such as oil and gas SCADA system, video surveillance and control system and communication systems.

Beginning in 2017, we began to provide automation services to other companies in the broader energy industry in China and also to provide the following products and services beyond the oilfield production process:

Waste Water and Oil Treatment Products and Services

●	Oilfield sewage treatment. It is for oilfield waste water treatment solutions, related chemicals and onsite services customized to clients’ requirement. We have also developed our own designed equipment and aim to manufacture in the future.
●	Oily sludge disposal (planned). This planned business line will provide engineering services of oily sludge disposal in Gan Su province.

Waste Water and Oil Treatment Products and Services

●

Oilfield sewage treatment. It is for oilfield waste water treatment solutions, related chemicals and onsite services customized to clients’ requirement. We have also developed our own designed equipment and aim to manufacture in the future.

●	Oily sludge disposal (planned). This planned business line will provide engineering services of oily sludge disposal in Gan Su province.

Platform Outsourcing Services: Intelligent marketing system and digitalization solution for gas stations

●	Gas Station operation and management solution. To provide new technical applications and data operations solutions and related service to gas stations of oil companies. Tt can also help gas stations to export API ports to external parties for cooperation.

ISO9000 Certification

We have received ISO9000 certifications for several of our processes. The International Organization for Standardization consists of a worldwide federation of national standards bodies for approximately 130 countries, and the ISO9000 certification represents an international consensus of these standards bodies, with the aim of creating global standards of product and service quality. We have received ISO9000 certification for the following:

●	Nanjing Recon has received certification for the development and service of RSCADA.
●	BHD has received certification for high efficiency heating furnaces, import burners, and manometer surrogate rendition and service.

Customers

We operate our business by cooperating with oil companies and their subsidiaries, the petroleum administration bureau and local service companies. Historically, most actual control of our direct and indirect clients could be traced to Sinopec and CNPC, the two major Chinese state-owned companies responsible for on-shore petroleum mining and extraction.

Sinopec

Currently, we undertake projects majorly at the following locations, among others:

●	North China Oil and Gas Branch
●	Southwest Branch

Since the fiscal year ended June 30, 2017, Sinopec accounted for less than 10% of our revenues. From fiscal year 2021, we developed new products and service lines and regained revenue from Sinopec. Revenue from Sinopec accounted for 22.1% of our revenue.

CNPC

Currently, we undertake projects majorly at the following locations, among others:

●	Qinghai Oilfield
●	Jidong Oilfield
●	Yumen Oilfield
●	Xinjiang Oilfield
●	Huabei Oilfield
●	Changqing Oilfield
●	CNPC fuel selling companies

We provide products and services to CNPC under a series of agreements, each of which is terminable without advance notice. We first began to provide services to CNPC in 2000. CNPC accounted for approximately 25%, 39% and 39% of our revenues in the fiscal years ended June 30, 2021, 2020 and 2019, respectively, and any termination of our business relationships with CNPC would materially harm our operations.

Shenhua Group

We began to provide equipment to Shenhua Group, which was merged into China Energy with another group company, in 2017. We signed a series of contracts with Shenhua Group and have established what we believe is a solid business relationship with Shenhua Group.

New Customer

In the fiscal year 2021, a new client accounted for approximately 30.5% of our revenue. We provided engineering and construction services to the client on a heavy oil transportation system project in Garraf oilfield in Iraq. However, because that client has terminated its project in Iraq due to the impact of COVID-19, we do not expect we will keep receive any revenue from this client.

Our Strengths

●	Safety of products. The automation projects we have conducted have demonstrated that our products are reliable, safe and effective at automating the petroleum extraction process.

●	Efficiency of technology. We believe our technology increases efficiency and profitability for petroleum companies by enabling them to monitor, manage and control petroleum extraction; increase the amount of petroleum extracted and reduce impurities in extracted petroleum.
●	Ability to leverage our knowledge of Chinese business culture. Many of our competitors are based outside of China. As the Domestic Companies are based in China, we are in a unique position to emphasize Chinese culture and business knowledge to obtain new customers and new agreements with existing customers. We believe that many Chinese businesses, including state-owned companies like Shenhua Group and CNPC, would prefer to hire a Chinese company to assist in their business operations if a Chinese company exists with the ability to fulfill their needs on a timely and cost-efficient basis. In addition, our knowledge of Chinese culture allows us to anticipate and adapt to Chinese oilfield management methods. We provide our software solutions in Mandarin for the benefit of our Chinese customers, and all of our customer support is available from Mandarin-fluent personnel.
●	Experienced, successful executive management team. Our executive management team has significant experience and success in the petroleum automation industry. They will be able to draw on their knowledge of the industry and their relationships in the industry.
●	Ability to leverage China’s cost structure. As a Chinese company, we believe we can operate our business more cost-effectively because all of our employees, operations and assets are located in China, resulting in lower labor, development, manufacturing and rent costs than we believe we would incur if we also maintained operations abroad. We expect these costs savings will be reflected in lower costs to our customers for comparable products.
●	Ownership of our intellectual property. Because we own our intellectual property, we are able to avoid licensing fees or contravening licensing agreements.

Our Strategies

Our goal is to help our customers improve their efficiency and profitability by providing them with software and hardware solutions and services to improve their ability to locate productive oil reservoirs, manage the oil extraction process, reduce extraction costs, and enhance recovery from extraction activities. Key elements of our strategies include:

●	Increase our market share in China. We believe that as the Chinese economy and oil industry continue to develop, Chinese petroleum extraction automation companies will compete with international businesses at an increasing rate. Consequently, we believe we will have opportunities to take market share from foreign companies by developing positive business relationships in China’s petroleum mining and extraction industry. We will also use strategic advertisements, predominantly in China’s northeast and northwest, where China’s major oilfields are located, to increase our brand awareness and market penetration. We aim to continue developing new technologies designed to improve petroleum mining and extraction efficiency and profitability for our customers.
●	Develop our own branded products and services and shift our focus away from trading business. Our management believes in the importance of our own branded products and our services, in light of their higher profit margins and their long-term significance in establishing the status of our Company in the oil and gas industry. Moreover, the trading business relies on the major clients’ procurement policies toward agencies, any significant change of which could jeopardize our operating results. Our management therefore believes that in the long run we will need to focus our growth strategy in developing professional services for the oil and gas industry in China.
●	Focus on higher-profit subsection of market. While we plan to continue to provide services to all of our clients, we believe that we may improve our profit margins by focusing a higher portion of our advertising and promotions at those sub-divisions of our industry that have traditionally held the highest profit margins.
●	Offer services to foreign oilfields contracted by Chinese petroleum companies. As Sinopec and CNPC continue to invest in oilfields in other countries, we will focus on offering our services in these new locations based on our success in working with the companies in China.

●	Seek opportunities with foreign companies in China. Even where oilfields in China are partially operated by foreign companies, a significant number of employees will be Chinese and will benefit from our Chinese-language services. We believe our hardware and software solutions would be beneficial to any petroleum company—foreign or domestic—doing business in China and plan to continue marketing to foreign companies entering the Chinese market.
●	Provide services that generate high customer satisfaction levels. Chinese companies in our market are strongly influenced by formal and informal referrals. We believe that we have the opportunity to expand market share by providing high levels of customer satisfaction with our current customers, thereby fostering strong customer referrals to support sales activities.

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

Research and Development

We focus our research and development efforts on improving our development efficiency and the quality of our products and services. As of June 30, 2021, our research and development team consisted of 48 experienced engineers, developers and programmers. In addition, some of our support employees regularly participate in our research and development programs.

In the fiscal years ended June 30, 2021, 2020 and 2019, we spent approximately RMB 5.8 million (approximately $0.9million), RMB 7.0 million (approximately $1.1 million) and RMB 3.1 million (approximately $0.5 million) respectively, on research and development activities.

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

We market our products under the following trademarks which are registered with the PRC Trademark Bureau under the State Administration for Industry and Commerce. We currently own the following trademarks:

1.	Trademark of “BHD” valid from November 7, 2003 through November 6, 2023;
2.	Trademark of “Recon” of the 7th classification valid from October 20, 2021 through October 20, 2031;
3.	Trademark of “Recon” of the 9th classification valid from April 20, 2021 through April 20, 2031; and
4.	Trademark of “Recon” of the 42nd classification valid from September 6, 2021 through September 6, 2031.
5.	Trademark of “DT” of the 9th,35th, 37th, and 42nd classification valid from January 28, 2011 through January 27, 2028.

We currently own over 50 patents registered with the PRC State Intellectual Property Office which cover our automated products and heating related equipment for the petroleum industry. Below is a list of our selected patents:

1.	Patent of horizontal type furnace valid until December 24, 2030;
2.	Patent of vertical type furnace valid until December 24, 2030;
3.	Patent of vacuum furnace valid until December 24, 2030;
4.	Patent of wireless pressure sensor valid until November 11, 2023;
5.	Patent of wireless start-end module valid until November 11, 2023;
6.	Patent of one-piece skid mount package of heating, separating, buffering and pressurizing valid until June 30, 2024;
7.	Patent of oily sewage treatment equipment valid until July 8, 2025;
8.	Patent of an oil-water well smart wireless pressure transmitter valid until November 17, 2026;
9.	Patent of an oily sewage treatment bio-stimulants and Production Methods valid until July 11,2027;
10.	Patent of torch specialized for oilfield waste-gas burning valid until July 10, 2028;
11.	Wireless temperature transmitter valid until September 26, 2029;

12.	Suspended sludge filtration and purification device for oily sewage valid until September 26, 2029;
13.	A biological activator for oilfield re-injection water treatment and its preparation method valid until July 23, 2030;
14.	A kind of air energy solar environmental protection and energy saving device valid until May 30, 2031; and
15.	Solar-powered shaftless permanent magnet flexible control system, in application.

We have registered over 40 software products with the PRC State Intellectual Property Office. Below is a list of our selected software products:

1.	Recon automated monitoring system version II was published on August 18, 2013 and version I was published on July 30, 2011;
2.	Recon SCADA field monitoring and data acquisition system software version 2.0 was published on August 18, 2003, and version 3.0 was registered and published on April 5, 2008;
3.	Recon RCNAMT version 1 was published on April 27, 2012;
4.	Recon Process Auto version 1 was published on August 25, 2012;
5.	Recon Industrial Process Control system V2.0 was published on August 13, 2013, and V1.0 was published on December 25, 2012;
6.	Recon Oil and Gas Processing SCADA System V1.0 was published on March 2, 2016;
7.	Intelligent gas field management platform software V1.0 was published on July 14, 2020;
8.	Gas well data acquisition and monitoring software V1.0 was published on July 14, 2020;
9.	A software copyright registration certificate of Recon’s Video Intelligent Recognition Software was published on April 13, 2021;
10.	Solar permanent magnet semi-direct drive intelligent control software was published on August 31, 2021;
11.	An intelligent billing system that does not rely on physical cards to achieve self-service refueling for vehicle owners (Android) V2.0 was published on August 12, 2018;
12.	An intelligent billing system that does not rely on physical cards to achieve self-service refueling for vehicle owners (ios) V2.0 was published on August 12, 2018;
13.	Gas Station Operation Vehicle Marketing System V1.0 was published on August 15, 2018;
14.	Gas station user attraction system V1.0 was published on November 26, 2018;
15.	Gas Station Electronic Coupon Vending System V1.0 was published on September 5, 2019;
16.	Gas Station Revenue Clearing and Settlement System V1.0 was published on October 20, 2019;
17.	An intelligent settlement system that does not rely on physical cards to achieve self-service refueling for vehicle owners (WeChat mini program) V1.0 was published on December 12, 2019;

18.	An intelligent settlement system that does not rely on physical cards to achieve self-service refueling for vehicle owners (Alipay mini program) V1.0 was published on April 22, 2020;
19.	Gas station abnormal transaction risk control system V1.0 was published on July 7, 2020; and
20.	A software copyright registration certificate of Recon’s Intelligent monitoring and management system for oil production was published on April 13, 2021.

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

Regulations on Foreign Investment in Automation Service Industry and Oil Exploration and Extraction Industry in PRC. In accordance with the Catalogue of Industries for Guiding Foreign Investment (Revised 2007), the oil and gas automation service industries are in the catalogue of permitted industries, and thus there are no restrictions on foreign investment in the oil and gas automation industry. In addition, the following industries are encouraged for foreign investment in China:

●	Manufacturing of equipment for oil exploration, drilling, collection and transportation: floating drilling systems and floating production systems with an operating water depth of more than 1,500 meters and the supporting subsea oil extraction, collection and transportation equipment
●	Exploration and exploitation of oil and natural gas with venture capital (limited to equity joint ventures and cooperative joint ventures);
●	Development and application of new technologies that increase the recovery ratio of crude oil (limited to equity joint ventures and cooperative joint ventures);
●	Development and application of new oil exploration and exploitation technologies such as geophysical exploration, drilling, well logging, and downhole operation, etc. (limited to cooperative joint ventures); and
●	Exploration and development of unconventional oil resources such as oil shale, oil sands, heavy oil, and excess oil (limited to cooperative joint ventures).

C. Organizational Structure

Below is a chart representing our current corporate structure (as of June 30, 2021):

Our registered office in the Cayman Islands is at the offices of Vistra (Cayman) Limited, P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands.

D. Property, Plants and Equipment

We currently operate in several facilities throughout China. Our headquarters are located in Beijing. Following is a list of our properties. The first five properties are rentals. Gan Su BHD has received a land usage rights certificate regarding the last property and has constructed a plant on that piece of land.

No.	Tenant/Transferee	Address	Rental/Use Term	Space	Usage	Productive Capacity	Extent of utilization
1	Recon-BJ BHD FGS	601, 1 Shui’an South Street, Chaoyang District, Beijing, 100012, PRC	February 16, 2021 to April 30, 2024	1,564.00 square meters	Headquarter and office	N/A	70%

2	Nanjing Recon	Room 310&311, No. 2 Building, Chu Qiao Cheng, Andemen Street, Yu Hua District, Nanjing City, PRC	April 1, 2020 to March 31, 2022	564.64 square meters	Office	N/A	80%

3	BHD	West building, Zhengfu Street, Huo ying, Changping District, PRC	January 1, 2021 to December 31, 2021	420 square meters	Warehouse	N/A	50%

4	HH BHD	No. 1767, Yin Bin South Street, Huang Hua Economic Development Zone, He Bei Province, PRC	July 1, 2020 to June 30, 2023	4,624 square meters	Office and Plant	N/A (Equipment Installation)	100%

5	Qing Hai BHD	Room 2407,Jing Rui Xin Cheng, No. 39, Jinqiao Road,Qing Hai province, PRC	November 1, 2020 to October 31, 2021	87.5 square meters	Office	N/A	60%

6	Gan Su BHD	North of Dongyun Road and West of Petroleum Management Bureau Wooden Furniture Factory, Old District, Yumen City, Gansu Province, PRC	August 1, 2017 to July 31, 2067	26,235.59 square meters	Plant	60,000 tons	80%

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

Overview

We are a company with limited liability incorporated in 2007 under the laws of the Cayman Islands. Headquartered in Beijing, we have been providing products and services to oil and gas companies and their affiliates through Nanjing Recon Technology Co. Ltd (“Nanjing Recon”) and Beijing BHD Petroleum Technology Co, Ltd (“BHD”) and their affiliates, hereafter referred to as our domestic companies (the “Domestic Companies”), which are established under the laws of the PRC. From 2017, we have been providing service to companies in other power energy industries such as the electronic power industry and the renewable energy industry. As the Company contractually controls the Domestic Companies, we serve as the center of strategic management, financial control and human resources allocation. Due to this contractual control and our obligation to bear the losses of the Domestic Companies, we consider them to be variable interest entities (“VIEs”) for accounting purposes and consolidate their results in our financial statements.

Through Nanjing Recon and BHD, our business is mainly focused on the upstream sectors of the oil and gas industry. From 2018, our business has been expanding to the downstream of the energy industry– the civil and industrial heating furnaces market, electric and coal chemical industry and the energy service management industry. As we acquired major equity interest of FGS in year 2021, we also extend our business to fuel market. We derive our revenues from the sales and provision of (1) automation products and projects, (2) equipment and installment for heating furnaces and overall energy saving resolution, (3) chemical products and overall resolution for wastewater and oily sludge treatment, (4) downhole services, production enhancement, engineering and project services for aforementioned, and (5) platform development services for gas stations and other entities that will provide services under the scenario of refuel.

●	Nanjing Recon: Nanjing Recon is a high-tech company that specializes in automation services for oilfield companies. It mainly focuses on providing automation solutions to the oil exploration industry, including monitoring wells, automatic metering to the joint station production, process monitor, and a variety of oilfield equipment and control systems. From 2018, Nanjing Recon also provides automation products and services to other segments of the energy industry, such as the new energy industry, electric power and coal chemical industries.
●	BHD: BHD is a high-tech company that specializes in transportation equipment and stimulation productions and services. Possessing proprietary patents and substantial industry experience, BHD has also been expanding services to oilfield wastewater and oily sludge treatment, and extended its heating products and resolutions to the civil market by leveraging its advantage on furnace products.

Recent Developments

On November 25, 2020, the Company and certain accredited investors (the “Investors”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) pursuant to which the Company agreed to sell to the Investors, and the Investors agreed to purchase from the Company, in an unregistered private transaction, notes (the “Notes”) with an aggregate principal amount of $6,485,000 (¥41,879,183), convertible into Class A Ordinary Shares, at a rate of $0.71 per share, upon the terms and subject to the limitations and conditions set forth in such Notes. The Company received gross proceeds of $6,485,000 (¥41,879,183) through December 4, 2020 to December 30, 2020. Pursuant to the conversion notices to convert the Notes in full with the conversion date of January 25, 2021, the Company issued an aggregate of 9,225,338 Class A Ordinary Shares to the Investors.

On February 4, 2021, Nanjing Recon and BHD, entered into the fourth supplemental agreement to the investment agreement with FGS and FGS’ founding shareholders to acquire 8% equity ownership of FGS. The transaction has been closed. As a result, the Domestic Companies collectively own 51% interest of FGS and we began to consolidate the financial results of FGS since February 2021, which will be reflected in our financial results for the year ended June 30, 2021. Through the fourth supplemental agreement, the Domestic Companies waived the requirement on FGS’ performances goal about the number of gas stations. Accordingly, the Domestic Companies agreed to pay for the balance of the investment and cancelled the related lock-up terms on the restricted shares, in exchange of additional 8% equity ownership of FGS.

On April 5, 2021, at the 2021 annual meeting, to implement a dual class structure, our shareholders approved (i) a special resolution that the authorized share capital of the Company be amended from US$1,850,000, divided into 20,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0925 each, to US$15,725,000, divided into 150,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0925 each and 20,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0925 each, and (ii) a special resolution that the Third Amended and Restated Memorandum and Articles of Association of the Company to substitute the Second Amended and Restated Memorandum and Articles of Association. On April 7, 2021, the Company filed the Third Amended and Restated Memorandum and Articles of Association with the Companies Register of the Cayman Islands. Our Class A Ordinary Shares began to trade on the NASDAQ Capital Market on April 12, 2021 under the same symbol, “RCON.”

On June 3, 2021, we entered into a share exchange agreement with Starry Blockchain Energy Pte. Ltd. (“Starry”) and its controlling shareholders (the “Starry Controlling Shareholders”) to acquire 30% of the equity interest in Starry. Under the Agreement, the acquired 30% of the equity interest in Starry was valued at $3,000,000 (¥19,373,562). As consideration for the 30% equity interest, the Company issued 316,345 unregistered, restricted Class A Ordinary Shares, based on $9.48 per share, the average closing price in the 30 trading days prior to the signing of the Agreement, to the Starry Controlling Shareholders. The acquisition was closed on June 11, 2021. On November 10, 2021, this investment agreement was terminated based on a mutual decision and a service agreement was signed as an alternative.

Recent Industry Developments and Business Outlook

Oil companies’ capitalized expenditures and development and production activities will become more active in the coming year due to rising oil prices. In July 2021, China’s National Energy Administration organized a meeting to promote the work of vigorously enhancing oil and gas exploration and development throughout 2021, and emphasizing that it would continue to enhance oil and gas exploration and development and investment. A meeting of China’s National Energy Commission held in October 2021 also proposed to increase oil and gas exploration and development. For example, PetroChina, a major client, forecasted its 2021 annual capital expenditure to be 239 billion yuan; however, its semi-annual report disclosed data showing that in 2021H1, PetroChina’s capital expenditure was only 73.883 billion yuan. We expect PetroChina’s expenditure on exploration and development will be gradually released in the second half of the year, especially the expenditure on development and production capitalization will occupy a major component. Our oilfield equipment section, especially electric submersible screw pumps and other businesses are expected to present good development opportunities. Besides, as price and the development activities of oil companies increase, the output of oily waste water and sludge will also increase. Our environmental protection segment revenue, which is mainly from treatment of those wastes will also benefit from the trend.

The new energy market under the carbon peak and carbon neutral target also brings new opportunities. The overall energy utilization rate of China's oil fields is low, and to this end, we have launched a solar-powered shaftless permanent magnetic flexible control system through cooperation with oil fields, while introducing the application of blockchain technology in the distributed energy industry, etc. Our solution eliminates the belt drive link, simplifies the pumping system structure, significantly improves the performance of traditional pumping machines, increases oil recovery efficiency, while significantly increasing the stability of oil recovery equipment and safety, and effectively reduce the failure rate and repair and maintenance costs, providing oilfield customers with a practical solution to support their carbon peaking and carbon neutral actions, while realizing the new business model of Advantech based on blockchain technology empowered distributed energy and stored value recharge integrated solutions. This market space is expansive. To this end, we acquired Starry Lab to gain long-term support and business synergy from this founding team in blockchain technology; we have also conducted trials in some oil wells in Changqing Oilfield, and the results so far mark our system solution as successful in helping our customers achieve a 78% reduction in CO2 emissions and over 20% energy savings. We will accelerate our business expansion in this area in the coming year.

Continuously promotion of the digitization of gas stations and related industries. We have also seen the trend of digitalization and intelligence in downstream of the oil and gas industry, especially in the management and operation of gas stations in China. We have acquired 51% of FGS by January 2021 and will continue to invest more in this segment. After years of development, the need for digital upgrade of gas stations has been well-documented. In an environment of fluctuating oil prices and changing market conditions, using digital tools to improve operational efficiency, maintain customer loyalty, reduce the work intensity of gasoline workers and provide them with new revenue-raising channels has become the consensus of gas station operators, who have the will and ability to pay for professional intelligence and digital services. After nearly three years of development and trials, we believe our solutions and experiences are already leading in this industry, and we will increase our investment in this business segment and accelerate the expansion of petrol stations in the coming year.

Note: Users are coming back, and online transactions are being active after a temporary shrink during Covid-19 period and improvement of FGS’ solutions.

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

Trend Information

Other than as disclosed elsewhere in this report, such as coronavirus outbreak, we are not aware of any trends, uncertainties, demands, commitments, or events since the beginning of our fiscal year 2021 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Factors Affecting Our Results of Operations

Our operating results in any period are subject to general conditions typically affecting the Chinese oilfield service industry which include but are not limited to:

●	oil and gas prices;
●	the amount of spending by our customers, primarily those in the oil and gas industry;
●	growing demand from large corporations for improved management and software designed to achieve such corporate performance;
●	the procurement processes of our customers, especially those in the oil and gas industry;
●	competition and related pricing pressure from other oilfield service solution providers, especially those targeting the Chinese oil and gas industry;
●	the ongoing development of the oilfield service market in China; and
●	inflation and other macroeconomic factors.

Unfavorable changes in any of these general conditions could negatively affect the number and size of the projects we undertake, the number of products we sell, the amount of services we provide, the price of our products and services, and otherwise affect our results of operations.

Our operating results in any period are more directly affected by company-specific factors including:

●	our revenue growth, in terms of the proportion of our business dedicated to large companies and our ability to successfully develop, introduce and market new solutions and services;
●	our ability to increase our revenues from both old and new customers in the oil and gas industry in China;
●	our ability to effectively manage our operating costs and expenses; and
●	our ability to effectively implement any targeted acquisitions and/or strategic alliances so as to provide efficient access to markets and industries in the oil and gas industry in China.

Major Critical Accounting Policies and Estimates

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

Estimates and Assumptions

The preparation of the unaudited condensed consolidated financial statements in conformity with accounting principles generally accepted in United States of America (“US GAAP”), which requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates are adjusted to reflect actual experience when necessary. Significant accounting estimates reflected in the Company’s unaudited condensed consolidated financial statements include allowance for credit losses related to trade accounts receivable, other receivables and purchase advances, allowance for inventory, the useful lives of property and equipment, valuation allowance for deferred tax assets, impairment assessment for long-lived assets, the discount rate for lease, valuation of the convertible notes and the fair value of share- based payments. The use of estimates is an integral component of the financial reporting process; actual results could differ from those estimates.

The key assumptions underlying the Company’s accounting for material arrangements and the reasonably likely material effects of resolving any uncertainties on the Company’s allowance for credit losses related to purchase advances. The production of the Company’s products requires custom-made equipment from its suppliers. To ensure that it can secure the required customized equipment, the Company often needs to make full prepayment for its intended purchases. As a standard practice in the petroleum extraction industry, the Company generally must submit a bid in order to secure the sales contract. The bidding process generally takes between one month to one year and the timing depends on the size of the overall project, which timing and size are generally controlled by its client. In order to secure timely purchase delivery and to meet its product delivery schedule, the Company normally prepays for the purchase advances if the Company believes that it is more than likely to win the bid for the sales contract which is accounted as pre-contract costs. After winning the bid and securing the sale contract, the Company normally needs to deliver its products approximately within one week to six months. Based on the Company’s historical experience, the Company generally is able to realize its purchase advances on the customized equipment that it orders. If it subsequently confirms that the Company is unable to secure the planned contracts with a customer after making the advance payments for these planned contracts, the Company evaluates the probable recoverability of the pre-contract cost and charges to expenses when the Company determines that the recovery of such pre-contract cost is improbable.

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

The carrying amounts reported in the consolidated balance sheets for trade accounts receivable, other receivables, purchase advances, trade accounts payable, convertible notes payable, accrued liabilities, advances from customers, investment payable, short-term bank loan and short-term borrowings approximate fair value because of the immediate or short-term maturity of these financial instruments.

Long-term Investments

ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The main provisions require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value through earnings, unless they qualify for a measurement alternative. The new guidance requires modified retrospective application to all outstanding instruments for fiscal years beginning after December 15, 2017, with a cumulative effect adjustment recorded to opening accumulated deficit as of the beginning of the first period in which the guidance becomes effective. However, changes to the accounting for equity securities without a readily determinable fair value would be applied prospectively. The Company adopted the new financial instruments accounting standard from July 1, 2018.

-      Equity Investments with Readily Determinable Fair Values - Equity investments with readily determinable fair values are measured and recorded at fair value using the market approach based on the quoted prices in active markets at the reporting date. The Company classifies the valuation techniques that use these inputs as Level 1 of fair value measurements.

-      Equity Investments without Readily Determinable Fair Values - After the adoption of this new accounting standard, the Company elected to record equity investments without readily determinable fair values and not accounted for under the equity method at cost, less impairment, adjusted for subsequent observable price changes on a nonrecurring basis, and report changes in the carrying value of the equity investments in current earnings. Changes in the carrying value of the equity investments are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. The implementation guidance notes that an entity should make a “reasonable effort” to identify price changes that are known or that can reasonably be known.

-      Equity Investments Accounted for Using the Equity Method - The Company accounts for its equity investment over which it has significant influence but does not own a majority equity interest or otherwise control using the equity method. The Company adjusts the carrying amount of the investment and recognizes investment income or loss for share of the earnings or loss of the investee after the date of investment. The Company assesses its equity investment for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entities, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investment in privately held entities, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investment and determination of whether any identified impairment is other-than-temporary.

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Company recorded ¥nil, ¥nil and ¥nil impairment loss on its equity method investment during the years ended June 30, 2019, 2020 and 2021. The Company recorded a (¥959,905) investment loss, ¥462,879 investment income and (¥266,707) ($41,300) investment loss on its equity method investment in unconsolidated entity during the years ended June 30, 2019, 2020 and 2021.

Business Combinations

The Company accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) Topic 805 “Business Combinations”. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the acquiree, the difference is recognized directly in the consolidated statements of operation and comprehensive loss. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operation and comprehensive loss.

In a business combination considered as a step acquisition, the Company remeasures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated statements of operation and comprehensive loss.

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

The Company’s disaggregation of revenues for the years ended June 30, 2019, 2020 and 2021 is disclosed in Note 27 to accompanying consolidated financial statements.

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

Oilfield Environmental Protection Service

The Company provides wastewater treatment products and related service to oilfield and chemical industry companies and generates revenue from special equipment, self-developed chemical products and supporting service, transfer. Revenue is recognized when contract obligations have been performed. For such sales arrangements, the Company recognizes revenue when products are delivered, on-site assistance services rendered, and acceptance reports are signed off by customers. Such method is adopted because the Company believes it best depicts the transfer of services to the customer.

The Company provides oily sludge disposal and treatment services to oilfield companies and generates revenue from treatment services of oily sludge Revenue is recognized when contract obligations have been performed. For such sales arrangements, the Company recognizes revenue using output method, based on the percentage-of-completion method. Such method is adopted because the Company believes it best depicts the transfer of services to the customer.

Platform Outsourcing Services

The Company provides Customized Software Services and supporting operation services to CNPC’s gas stations around different provinces to complete online transactions; and API Port Export Service and related maintain services to CNPC’s business cooperators during the service contract period. The Company considered these performance obligations to be indistinguishable contractual performance obligations. As the Company has no right to get the compensation for any performances completed while not accepted by its customers, the Company can only recognize revenue at a point in time, which is when the online transaction is completed. The Company’s services enable terminal users of different mobile apps run by its clients or cooperators to complete refueling in cash or online through different payment channels, when each transaction, including refueling and payment, is completed, the Company is entitled to charge with pre-setted rates of each transaction amount as service fee and recognize the underlying amount as revenue.  Related fees are generally billed monthly, based on a per transaction basis.

Arrangements with Multiple Performance Obligations

Contracts with customers may include multiple performance obligations. For such arrangements, the Company will allocate revenues to each performance obligation based on its relative standalone selling price. We generally determine standalone selling prices based on the prices charged to customers or using expected cost-plus margin.

Contract Balances

Contract balances typically arise when a difference in timing between the transfer of control to the customer and receipt of consideration occurs.

The following table provides information about contract costs and contract liabilities from contracts with customers:

	June 30,	June 30,	June 30,
	2020	2021	2021
	RMB	RMB	U.S. Dollars
Contract costs	¥31,537,586	¥48,795,906	$7,556,056
Contract liabilities	¥3,486,033	¥7,686,276	$1,190,221

Contract costs, net - The Company recognizes an asset from the costs incurred to fulfill a contract when those costs meet all of the following criteria: (i) the costs relate directly to a contract or to an anticipated contract that the Company can specifically identify; (ii) the costs generate or enhance resources of the Company that will be used in satisfying (or in continuing to satisfy) performance obligations in the future; and (iii) the costs are expected to be recovered.

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

Contract liabilities are recognized for contracts where payment has been received in advance of performance under the contract. The Company’s contract liabilities, which are reflected in its unaudited condensed consolidated balance sheets as advance from customers, consist primarily of the Company’s unsatisfied performance obligations as of the balance sheet dates. Contract liabilities are recognized as revenue after control of the products or services is transferred to the customer and all revenue recognition criteria have been met.

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

Amounts billed to customers for shipping and handling activities to fulfill the Company’s promise to transfer the goods are included in revenues, and costs incurred by the Company for the delivery of goods are classified as cost of sales in the consolidated statements of operations and comprehensive loss. Sales, value added, and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue. The Company generally offers assurance-type warranties for its products. The specific terms and conditions of those warranties vary depending upon the product. The Company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the warranty liability include historical product-failure experience and estimated repair costs for identified matters. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The amount accrued for expected returns and warranty claims was immaterial as of June 30, 2021. The amount of revenue recognized during the years ended June 30, 2019, 2020 and 2021 that was previously included within contract liability balances was ¥122,996, ¥nil and ¥1,899,561 ($294,147), respectively.

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

Trade Accounts and Other Receivables, net

Accounts receivables are carried at original invoiced amount less a provision for any potential uncollectible amounts. Accounts are considered past due when the related receivables are more than a year old. Provision is made against trade accounts and other receivables to the extent they are considered to be doubtful. Accounts are written off after extensive efforts at collection. Other receivables arise from transactions with non-trade customers.

Share-Based Compensation

Share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting on a straight–line basis over the requisite service period for the entire award. The Company has elected to recognize compensation expenses using the valuation model estimated at the grant date based on the award’s fair value.

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

Year Ended June 30, 2021 Compared to Year Ended June 30, 2020

Revenue

	For the Years Ended
	June 30,
			Increase /	Percentage
	2020	2021	(Decrease)	Change
Automation product and software	¥51,413,830	¥18,535,166	¥(32,878,664)	(63.9)%
Equipment and accessories	14,222,623	15,791,623	1,569,000	11.0%
Oilfield environmental protection	124,198	11,043,979	10,919,781	8,792.2%
Platform outsourcing services	—	2,567,807	2,567,807	100.0%
Total revenue	¥65,760,651	¥47,938,575	¥(17,822,076)	(27.1)%

Our total revenues for the year ended June 30, 2021 were approximately ¥47.9 million ($7.4 million), a decrease of approximately ¥17.8 million ($2.8 million) or 27.1% from ¥65.8 million for the same period in 2020. The overall decrease in revenue was mainly due to the decreased revenue from automation product and software segment, which was partially offset by the increased revenue from the other three segments during the year ended June 30, 2021.

(1)	Revenue from automation product and software decreased by ¥32.9 million ($5.1 million) or 63.9%. The decrease was mainly caused by 1) Affected by the oversea Pandemic and international travel limitation, we were not able to continue our oversea projects in Iraq, which contributed ¥20.0 million of revenue to our automation business for the year ended June 30,2020, 2) Orders from Shenhua decreased and resumed at a lower level than prior years and 3) some of our oilfield clients were still in a recovery status from prior years’ loss and were prudent on further investment, negatively affecting our automation departments’ operation and collection of outstanding balances. Management expect this situation will be eased as oil price increase. We are also seeking for new opportunities in petrochemical segments and other sectors among our oilfield clients as they are investing into new energy and low-carbon and environmentally-friendly automation solutions.
(2)	Revenue from equipment and accessories increased by ¥1.6 million ($0.2 million) or 11.0% as orders for cost effective equipment, such as ultra-deep electric submersible progressing cavity pump from China Petroleum & Chemical Corporation (“Sinopec”), increased as oil and gas price rose and our clients’ investment in gas wells production increased. We expect this business will continued and bring a higher benefit in the coming year.
(3)	Revenue from oilfield environmental protection increased by ¥10.9 million ($1.7 million) or 8792.2%. During this period, our chemicals and related services for wastewater treatment were well accepted by clients and requirements remained stable as our clients kept an increased attention to waste water quality during their production than prior years. Meanwhile, orders from oily sludge treatment also increased and we had also secured ¥36.3 million contracts for treatment. As we has not complete the treatment, there was barely revenue recorded during this year.
(4)	Revenue from platform outsourcing services increased by ¥2.6 million ($0.4 million) or 100.0%. The increase was mainly due to the acquisition of FGS during the year ended June 30, 2021. FGS was consolidated into our operations from Jan. 2021.

Cost of revenue

	For the Years Ended
	June 30,
			Increase /	Percentage
	2020	2021	(Decrease)	Change
Automation product and software	¥37,924,301	¥19,887,241	¥(18,037,060)	(47.6)%
Equipment and accessories	7,529,691	11,184,323	3,654,632	48.5%
Oilfield environmental protection	55,266	7,786,205	7,730,939	13,988.6%
Platform outsourcing services	—	1,458,977	1,458,977	100.0%
Business and sales related tax	644,997	406,801	(238,196)	(36.9)%
Total cost of revenue	¥46,154,255	¥40,723,547	¥(5,430,708)	(11.8)%

Our cost of revenues decreased from ¥46.2 million for the year ended June 30, 2020 to ¥40.7 million ($6.3 million) for the same period in 2021. This decrease was mainly caused by the decreased cost of revenue from automation product and software segment, which was partially offset by the increased cost of revenue from the other three segments during the year ended June 30, 2021.

For the years ended June 30, 2020 and 2021, cost of revenue from automation product and software was approximately ¥37.9 million and ¥19.9 million ($3.1 million), respectively, representing a decrease of approximately ¥18.0 million ($2.8 million) or 47.6%. The decrease in cost of revenue from automation product and software was primarily attributable to decreased sales of automation products.

For the years ended June 30, 2020 and 2021, cost of revenue from equipment and accessories was approximately ¥7.5 million and ¥11.2 million ($1.7 million), respectively, representing an increase of approximately ¥3.7 million ($0.6 million) or 48.5%. The increase in cost of revenue from equipment and accessories was primarily attributable to increased sales of heating related products.

For the years ended June 30, 2020 and 2021, cost of revenue from oilfield environmental protection was approximately ¥0.1 million and ¥7.8 million ($1.2 million), respectively, representing an increase of approximately ¥7.7 million ($1.2 million) or 13,988.6%. The increase of cost of revenue was in line with increase in revenue.

For the years ended June 30, 2020 and 2021, cost of revenue from platform outsourcing services was approximately ¥nil and ¥1.5 million ($0.2 million), respectively, representing an increase of approximately ¥1.5 million ($0.2 million) or 100.0%. The increase of cost of revenue was in line with increase in revenue.

Gross Profit

	For the Years Ended
	June 30,
	2020		2021
	Gross		Gross		Increase /	Percentage
	Profit	Margin %	Profit	Margin %	(Decrease)	Change
Automation product and software	¥13,155,916	25.6%	¥(1,407,375)	(7.6)%	¥(14,563,291)	(110.7)%
Equipment and accessories	6,538,961	46.0%	4,526,652	28.7%	(2,012,309)	(30.8)%
Oilfield environmental protection	(88,481)	(71.2)%	2,998,412	27.1%	3,086,893	(3,488.8)%
Platform outsourcing services	—	—	1,097,339	42.7%	1,097,339	100.0%
Total gross profit and margin %	¥19,606,396	29.8%	¥7,215,028	15.1%	¥(12,391,368)	(63.2)%

Our gross profit decreased to ¥7.2 million ($1.1 million) for the year ended June 30, 2021 from ¥19.6 million for the same period in 2020. Our gross profit as a percentage of revenue decreased by 14.8% to 15.1% for the year ended June 30, 2021 from 29.8% for the same period in 2020.

Our negative gross profit from automation product and software was approximately ¥1.4 million ($0.2 million) for the year ended June 30, 2021, as compared to a gross profit of ¥13.2 million for the same period last year. The decrease in gross profit from automation product and software was mainly due to a reduced selling price under unfavorable macro conditions and low oil price in this period. We believe these clients, which are major oilfield companies will continue to provide business and contribute net profit to the Company, we prefer to maintain these projects and business relationship with these clients.

For the years ended June 30, 2020 and 2021, gross profit from equipment and accessories was approximately ¥6.5 million and ¥4.5 million ($0.7 million), respectively, representing a decrease of approximately ¥2.0 million ($0.3 million) or 30.8%, the decrease in gross profit was more than the decreased in sales, due to lower margin equipment sales. We prefer to maintain our clients of heating furnaces during an unfavorable circumstance with a lower margin tactic.

Our gross profit from oilfield environmental protection was approximately ¥3.0 million ($0.5 million) for the year ended June 30, 2021 as compared to negative gross profit of ¥0.1 million for the same period last year, representing an increase of approximately ¥3.1 million ($0.5 million) or 3,488.8%. The increase in gross profit from oilfield environmental protection was primarily attributable to the increased production of oily sludge.

For the years ended June 30, 2020 and 2021, gross profit from platform outsourcing services was approximately ¥nil and ¥1.1 million ($0.2 million), respectively, representing an increase of approximately ¥1.1 million ($0.2 million) or 100.0%, the increase in gross profit was attributable to the acquisition a majority equity interest of FGS during the year ended June 30, 2021, resulting in the consolidation of FGS.

Operating Expenses

	For the Years Ended
	June 30,
			Increase /	Percentage
	2020	2021	(Decrease)	Change
Selling and distribution expenses	¥4,417,413	¥8,038,965	¥3,621,552	82.0%
% of revenue	6.7%	16.8%	10.1%	—
General and administrative expenses	26,120,099	45,949,157	19,829,058	75.9%
% of revenue	39.7%	95.9%	56.2%	—
Provision for doubtful accounts	2,203,531	8,191,247	5,987,716	271.7%
% of revenue	3.4%	17.1%	13.7%	—
Research and development expenses	7,042,385	5,846,295	(1,196,090)	(17.0)%
% of revenue	10.7%	12.2%	1.5%	—
Impairment loss of property and equipment	—	768,312	768,312	100.0%
% of revenue	—	1.6%	1.6%	—
Operating expenses	¥39,783,428	¥68,793,976	¥29,010,548	72.9%

Selling and Distribution Expenses. Selling and distribution expenses consist primarily of salaries and related expenditures of the Company’s sales and marketing departments, sales commissions, costs of marketing programs including traveling expenses, advertising and trade shows, and rental expense, as well as shipping charges. Selling expenses increased by 82.0% or ¥3.6 million ($0.6 million), from ¥4.4 million in the year ended June 30, 2020 to ¥8.0 million ($1.2 million) in the same period of 2021. An increase of ¥1.6 million ($0.3 million) was primarily due to the step acquisition of FGS. We consolidated the selling expenses of FGS since January 2021 and recorded amortization expenses of customer relationship recognized in relation to the step acquisition. Meanwhile, our travelling expenses increased as the travel restriction was lifted when the Covid-19 pandemic appeared to be under control in China by the end of year 2020. Selling expenses were 16.8% of total revenues for the year ended June 30, 2021 and 6.7% of total revenues for the same period of 2020.

General and Administrative Expenses. General and administrative expenses consist primarily of costs in human resources, facilities costs, depreciation expenses, professional advisor fees, audit fees, stock-based compensation expense and other miscellaneous expenses incurred in connection with general operations. General and administrative expenses increased by 75.9% or ¥19.8 million ($3.1 million), from ¥26.1 million in the year ended June 30, 2020 to ¥45.9 million ($7.1 million) in the same period of 2021. The increase was primarily due to the incurrence of offering cost of warrants issued during the fiscal year ended June 30, 2021, as well as the step acquisition of FGS as we consolidated the general and administrative expenses of FGS since January 2021, the increased profession services fees in relation to the multiple financing activities carried out during the year, and the increased depreciation expense for our Gansu production line during the year ended June 30, 2021, as the production line was transferred from construction in progress to production equipment and depreciated since January 2020. General and administrative expenses accounted for 95.9% of total revenues for the year ended June 30, 2021 and 39.7% of total revenues for the same period of 2020.

Provision for doubtful accounts. Provision for doubtful accounts is the estimated amount of bad debt that will arise as a result of lower collectability from account receivables, other receivables, purchase advances and contract assets. We recorded a provision for doubtful accounts of ¥2.2 million for the year ended June 30, 2020 as compared to a provision for doubtful accounts of ¥8.2 million ($1.3 million) for the same period in 2021. The increase was mainly due to 1) we made specific reserve for some outstanding accounts receivable which we did not collect as we expected due to the current unfavorable economy and made specific reserve for the receivables related to Iraq projects due to the delay in collection as a result of COVID-19 pandemic; and 2) the increased long-outstanding pre-contract costs incurred in anticipation of obtaining planned contracts for the Company’s revenue, but the progress of these contracts was delayed by the COVID-19 pandemic. As of the date of this report, 21.3% of the Company’s contract assets as of June 30, 2021 have been subsequently realized and the remaining balance is expected to be utilized by March 31, 2022. Management plans to continue to monitor and maintain the provision at a lower risk level.

Research and development (“R&D”) expenses. R&D expenses consist primarily of salaries and related expenditures for research and development projects. R&D expenses decreased from ¥7.0 million for the year ended June 30, 2020 to ¥5.8 million ($0.9 million) for the same period of 2021. This decrease was primarily due to less research and development expense spent on design of new automation platform systems and treatment of wastewater during the year. R&D expenses accounted for 12.2% of total revenues in the year ended June 30, 2021 and 10.7% of total revenues for the same period of 2020.

Net Loss

	For the Years Ended
	June 30,
			Increase /	Percentage
	2020	2021	(Decrease)	Change
Loss from operations	¥(20,177,032)	¥(61,578,948)	¥(41,401,916)	205.2%
Gain on equity method investment	—	979,254	979,254	100.0%
Change in fair value of warrant liability	—	35,365,792	35,365,792	100.0%
Other income (loss), net	336,750	(1,157,177)	(1,493,927)	(443.6)%
Loss before income taxes	(19,840,282)	(26,391,079)	(6,550,797)	33.0%
Provision (benefit) for income taxes	282,322	(524,251)	(806,573)	(285.7)%
Net loss	(20,122,604)	(25,866,828)	(5,744,224)	28.5%
Less: Net loss attributable to non-controlling interest	(875,903)	(3,034,094)	(2,158,191)	246.4%
Net loss attributable to Recon Technology, Ltd	¥(19,246,701)	¥(22,832,734)	¥(3,586,033)	18.6%

Loss from operations. Loss from operations was ¥61.6 million ($9.5 million) for the year ended June 30, 2021, compared to a loss of ¥20.2 million for the same period of 2020. This ¥41.4 million ($6.4 million) increase in loss from operations was primarily due to decrease in gross profit and increase in operating expenses as discussed above.

Gain on equity method investment. The Company recorded a gain from remeasurement previously held investment in FGS prior to the consolidation of FGS’ controlling interest as a result of step acquisition for an amount of ¥979,254 ($0.2 million).

Change in fair value of warrant liability. The Company classify the warrants issued in connection with common share offering as liabilities at their fair value and adjust the warrant instrument to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations. Change in fair value of warrants issued on June 14, 2021 through fiscal year end was ¥35.4 million ($5.5 million)

Other income (loss), net. Other net loss was ¥1.2million ($0.2million) for the year ended June 30, 2021, compared to other income of ¥0.3 million for the same period of 2020. The ¥1.5 million ($0.2 million) increase in other net income was primarily due to an increase in interest income of ¥0.9 million ($0.1 million) due to the increased interest-bearing loans to third parties, partially offset by the decrease in subsidy income of ¥0.9 million ($0.1 million) as we received less subsidy from the government, an increase in interest expenses of ¥0.8 million ($0.1 million) due to the increased weighted average loan balance as well as the convertible notes issued during the year ended June 30, 2021.

Provision (benefit) for income taxes. Income taxes benefit was ¥524,251 ($81,180) for the year ended June 30, 2021, compared to provision for income taxes of ¥0.3 million for the same period of 2020. The decrease in the Company’s provision for income taxes was due to a decrease in current income tax provision and an increase in deferred income tax benefits. The decrease in the Company’s current income taxes was primarily due to the decreased taxable income of Nanjing Recon and Nanjing Recon received a tax refund of ¥98,338 ($15,228) during the year ended June 30, 2021. The increase in deferred income tax benefits was mainly due to the increased temporary deductible expenses derived from the net operating loss of FGS and a decreased temporary taxable difference as a result of the amortization of intangible assets- customer relationship of FGS during the year ended June 30, 2021.

Net loss attributable to Recon Technology, Ltd. As a result of the factors described above, net loss was ¥22.8 million ($3.5 million) for the year ended June 30, 2021, an increase of ¥3.6 million ($0.6 million) from net loss of ¥19.2 million for the same period of 2020.

Liquidity and Capital Resources

As of June 30, 2021, we had cash in the amount of approximately ¥344.0 million ($53.3 million). As of June 30, 2020, we had cash in the amount of approximately ¥30.3 million.

Indebtedness. As of June 30, 2021, we had ¥190.6 million ($29.5 million) of warrant liabilities, ¥15.0 million ($2.3 million) of short-term bank loans, ¥0.5 million ($35.0 million) of short-term borrowings from third parties, ¥12.7 million ($2.0 million) of short-term borrowings from related parties, ¥7.4 million ($1.1 million) of long-term borrowings from a related party, ¥1.9 million ($0.2 million) of short-term lease payable and ¥4.8 million ($0.7 million) of long-term lease payable due to third parties, ¥0.3 million ($0.1 million) of short-term lease payable due to a related party, ¥9.1 million ($1.4 million) of contractual purchase commitments, and a liability of severance payments of ¥6.1 million ($0.9 million) which is very unlikely to be incurred in the foreseeable future. Other than indebtedness listed above, we did not have any other finance leases, guarantees or other material contingent liabilities.

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

Capital Resources. To date we have financed our operations primarily through cash flows from operations, short-term bank loans, short-term and long-term borrowings due to related parties, warrant liabilities and convertible notes. As of June 30, 2021, we had total assets of ¥566.5 million ($87.7 million), which includes cash of ¥344.0 million ($53.3 million), net accounts receivable of ¥26.7 million ($4.1 million), loans to third parties of ¥50.5 million ($7.8 million) and net contract costs of ¥48.8 million ($7.6 million) and working capital of ¥412.0 million ($63.8 million). Shareholders’ equity amounted to ¥295.1 million ($45.7 million).

Cash from Operating Activities. Net cash used in operating activities was ¥34.1 million ($5.3 million) for the year ended June 30, 2021. This was an increase of approximately ¥28.8 million ($4.5 million) compared to net cash used in operating activities of approximately ¥5.2 million for the same period in 2020. The increase was mainly due to the decrease in net income as discussed above, a gain arise from fair value changes of warrants liabilities, a remeasurement gain of previously held equity interests in connection with step acquisition, an increase in contract assets due to the increased pre-contract costs incurred in anticipation of obtaining planned contracts for the Company’s revenue, as the progress of these contracts was delayed by the COVID-19 pandemic, the decrease was partially offset by the impairment loss of investment in unconsolidated entity and decrease in accounts receivable as we managed collected a large portion of long outstanding receivables during the year ended June 30, 2021. The net cash used in operating activities for the year ended June 30, 2021 was primarily attributable to the net loss attributable to the Company in the amount of ¥25.9 million ($4.0 million) due to the reasons discussed above, reconciled by gain arise from fair value changes of warrants liabilities of ¥35.4 million ($5.5 million), offering costs for issuance of warrant liability of ¥12.6 million ($1.9 million), provision for doubtful accounts of ¥8.2 million ($1.3 million) and restricted shares issued for management resulting in expenses of ¥6.1 million ($1.0 million), an increase in contract costs of ¥21.9 million ($3.4 million), partially offset by a decrease in trade account receivable from third parties and related party of ¥21.7 million ($3.4 million).

Cash from Investing Activities. Net cash used in investing activities was approximately ¥46.5 million ($7.2 million) for the year ended June 30, 2021. This was an increase of approximately ¥44.4 million ($6.9 million) compared to net cash used in investing activities of approximately ¥2.1 million for the same period in 2020, which was due to the increased payment made for loans to third parties.

Cash from Financing Activities. Net cash provided by financing activities amounted to ¥394.0 million ($61.0 million) for the year ended June 30, 2021, as compared to net cash provided by financing activities of ¥33.2 million for the same period in 2020. The increase in net cash provided by financing activities was mainly due to the increase in proceeds from sales of common stock and issuance of convertible notes during the year ended June 30, 2021. During the year ended June 30, 2021, we received ¥344.5 million ($53.3 million) from sale of warrants, common stock and pre-funded warrants, net of issuance costs and exercise of prior issued warrants, received ¥42.0 million ($6.5 million) from issuance of convertible notes, received ¥16.0 million ($2.5 million) in short-term bank loans, repaid ¥10.5 million ($1.6 million) in short-term bank loans, received ¥18.4 million ($2.9 million) in short-term borrowings from related parties, repaid ¥16.0 million ($2.5 million) in short-term borrowings to related parties.

Working Capital. Total working capital as of June 30, 2021 amounted to ¥412.0 million ($63.8 million), compared to ¥64.1 million as of June 30, 2020. Total current assets as of June 30, 2021 amounted to ¥488.5 million ($75.6 million), an increase of ¥359.2 million ($55.6 million) compared to approximately ¥129.3 million at June 30, 2020. The increase in total current assets at June 30, 2021 compared to June 30, 2020 was mainly due to an increase in cash, loans to third parties and contract assets, partially offset by a decrease in trade account receivable.

Current liabilities amounted to ¥76.5 million ($11.8 million) at June 30, 2021, in comparison to ¥65.2 million at June 30, 2020. This increase of current liabilities was attributable mainly to an increase in warrant liabilities, short-term bank loans and contract liabilities, which partially offset by the decrease in investment payable.

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

Tabular Disclosure of Contractual Obligations

Below is a table setting forth all our contractual obligations as of June 30, 2021, which consists of our short-term loan agreements, operating lease obligations, loans from third parties, warrant liabilities and due to related party:

	Payment Due by Period
		Less			More
		than	1 – 3	3 – 5	than
Contractual Obligations	Total	1 year	years	years	5 years
Short-term debt obligations	¥28,206,042	¥28,206,042	¥—	¥—	¥—
Operating lease obligations	9,152,857	4,197,185	4,955,672	—	—
Due to related parties	2,400,667	2,400,667	—	—	—
Purchase obligation	9,149,019	8,099,019	300,000	300,000	450,000
Long-term debt obligations	7,406,617	920,066	2,041,395	2,437,508	2,007,648
Warrant liabilities	190,635,850	—	—	—	190,635,850
Total	¥246,951,052	¥43,822,979	¥7,297,067	¥2,737,508	¥193,093,498

ITEM 6.                  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Executive Officers and Directors

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Position Held
Mr. Yin Shenping	51	Chief Executive Officer and Director
Ms. Liu Jia	38	Chief Financial Officer
Mr. Chen Guangqiang	58	Chief Technology Officer and Director
Mr. Bi Yongquan	43	Director and Chairman
Mr. Zhao Shudong	75	Independent Director
Mr. Nelson N.S. Wong	59	Independent Director (Audit Committee Chair)
Mr. Hu Jijun	56	Independent Director
Dr. Duan Yonggang	57	Independent Director

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

B. Compensation

The following table shows the annual compensation paid by us to Yin Shenping, our Chief Executive Officer, Liu Jia, our Chief Financial Officer, and Chen Guangqiang, our Chief Technology Officer, for the years ended June 30, 2021, 2020 and 2019. No other employee or officer received more than $100,000 in total compensation in 2021, 2020 and 2019.

Summary Executive Compensation Table

				Option	Restricted Stock
Name and principal position	Year	Salary	Bonus	Awards	Awards		Total
Yin Shenping,
Principal Executive Officer	2021	$120,000	$50,000	$—	$0		$170,000
	2020	$120,000	$29,125	$—	$0		$149,125
	2019	$120,000	$30,212	$—	$0		$150,212
Liu Jia
Principal Financial Officer	2021	$80,000	$31,250	$—	$0		$111,250
	2020	$80,000	$21,844	$—	$0	(1)	$101,844
	2019	$80,000	$22,659	$—	$0		$102,659
Chen Guangqiang,
Chief Technology Officer	2021	$157,164	$50,000	$—	$0		$207,164
	2020	$141,844	$29,125	$—	$0		$170,969
	2019	$144,472	$30,212	$—	$0		$174,684

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

Summary Director Compensation Table

	Fees earned
	or	Option
Name(1)	paid in cash	Awards	Total(2)
Nelson N.S. Wong(4)	$8,000	$0	$8,000
Hu Jijun(4)	$8,000	$0	$8,000
Zhao Shudong	$8,000	$0	$8,000
Bi Yongquan	$0	$0	$0
Duan Yonggang(3)	$8,000	$0	$8,000
(1)	Compensation for our directors Yin Shenping and Chen Guangqiang, who also serve as executive officers, is fully disclosed in the executive compensation table.
(2)	None of the directors received any Class A Ordinary Share awards, nonqualified deferred compensation earnings or non-equity incentive plan compensation in fiscal year 2021.
(3)	Dr. Yonggang Duan began to serve as the Company’s independent director since March 2020.
(4)	Mr. Jijun Hu and Mr. Nelson N.S. Wong were elected to serve terms expiring at the Annual Meeting following the fiscal year ending June 30, 2023.

The following table summarizes, as of June 30, 2021, the outstanding options, restricted share units and shares that we granted to our current directors and executive officers and to other individuals as a group, reflecting the one-for-five Reverse Stock Split.

	Class A Ordinary Shares
	underlying options
	awarded/Restricted	Exercise price
Name	Share Units/Shares	(US$/share)	Date of grant	Date of expiration
Yin Shenping	20,000	—	8/21/2018	8/21/2021
Liu Jia	6,400	8.25	1/31/2015	1/31/2025
	16,000	—	8/21/2018	8/21/2021
Chen Guangqiang	20,000	—	8/21/2018	8/21/2021
Bi Yongquan	20,000	—	8/21/2018	8/21/2021
Nelson N.S. Wong	5,000	8.25	1/31/2015	1/31/2025
	10,000	—	8/21/2018	8/21/2021
Hu Jijun	5,000	8.25	1/31/2015	1/31/2025
	10,000	—	8/21/2018	8/21/2021
Zhao Shudong	1,800	14.8	3/26/2012	3/26/2022
	3,600	8.25	1/31/2015	1/31/2025
	10,000	—	8/21/2018	8/21/2021
Other Individuals as a Group	27,120	14.8	3/26/2012	3/26/2022
	60,000	8.25	1/31/2015	1/31/2025
Total	214,920

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

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to the Company to act in good faith in their dealings with or on behalf of the Company and exercise their powers and fulfill the duties of their office honestly. This duty has four essential elements:

●	a duty to act in good faith in the best interests of the Company;
●	a duty not to personally profit from opportunities that arise from the office of director;
●	a duty to avoid conflicts of interest; and
●	a duty to exercise powers for the purpose for which such powers were intended.

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

D. Employees

As of June 30, 2021, we employed a total of 184 full-time in the following functions:

	Number of Employees
	June 30,	June 30,	June 30,
Department	2021	2020	2019
Senior Management	21	10	10
Human Resource & Administration	17	22	21
Finance	14	18	16
Research & Development & Technology	48	32	32
Procurement and production	45	25	29
Sales & Marketing	39	27	21
Total	184	134	129

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. In fiscal year 2021, we contributed approximately $215,642 to the employee benefit plans and social insurance. In fiscal year 2020, we contributed approximately $127,930 to the employee benefit plans and social insurance. In fiscal year 2019, we contributed approximately $167,277 to the employee benefit plans and social insurance. The effect on our liquidity by the payments for these contributions is immaterial. We believe that we are in material compliance with the relevant PRC employment laws.

E. Share Ownership

For information regarding the share ownership of our directors and senior management, see “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.”

Share and Share Options

Share Option Pool

In connection with our initial public offering, we established a pool for share options as our 2009 Stock Incentive Plan (“2009 Incentive Plan”) for the Domestic Companies’ and our employees. This pool initially contained options to purchase up to 158,073 (790,362 before the one-for-five Reverse Stock Split) of our Class A Ordinary Shares. The options will vest at a rate of 20% per year for five years and have an exercise price of the market price of our shares on the date the options are granted. To date, we issued 112,800 (564,000 before the one-for-five Reverse Stock Split) options and 45,273 (226,362 before the one-for-five Reverse Stock Split) shares out of this employee share option pool. We initially granted 58,600 (293,000 before the one-for-five Reverse Stock Split) options in 2009. We held a shareholder meeting in December 2010 and announced the resignation of three directors, and as a result, 20,000 (100,000 before the one-for-five Reverse Stock Split) options were forfeited and went back in the pool. In 2012, we granted an additional 83,000 (415,000 before the one-for-five Reverse Stock Split) options and 8,800 (44,000 before the one-for-five Reverse Stock Split) options were forfeited and went back to the pool. In the three months ended June 30, 2014, 29,680 (148,400 before the one-for-five Reverse Stock Split) vested options from 2012 grants were exercised. During the year ended June 30, 2020, 53,600 options were forfeited and as of June 30, 2020, we have 29,520 options outstanding under the 2009 Incentive Plan, reflecting the one-for-five Reverse Stock Split.

On January 29, 2015, the Company held its 2014 annual general meeting of shareholders, during which the Company’s shareholders approved the Company’s 2015 Stock Incentive Plan (“2015 Incentive Plan”). Pursuant to the 2015 Incentive Plan, we were initially authorized to issue up to an aggregate of 140,000 (700,000 before the one-for-five Reverse Stock Split) Class A Ordinary Shares. Additionally, commencing on the first business day in fiscal year ending June 30, 2016 and on the first business day of each fiscal year thereafter while the 2015 Incentive Plan is in effect, the maximum number of Class A Ordinary Shares available for issuance under this 2015 Incentive Plan during that fiscal year shall be increased such that, as of such first business day, the maximum aggregate number of Class A Ordinary Shares available for issuance under this 2015 Incentive Plan during that fiscal year shall be equal to Fifteen Percent (15%) of the number of total issued and outstanding Class A Ordinary Shares of the Company as recorded by the Company’s transfer agent on the last business day of the prior fiscal year. The Company granted options to purchase 80,000 (400,000 before the one-for-five Reverse Stock Split) Class A Ordinary Shares to its employees and non-employee director on January 31, 2015 under the 2015 Incentive Plan. As of June 30, 2020, we have 80,000 options outstanding under this 2015 Incentive Plan, reflecting the one-for-five Reverse Stock Split.As of June 30, 2020, we have an aggregate of 109,520 options outstanding under our incentive plans, reflecting the one-for-five Reverse Stock Split.

On April 5, 2021, the Company held its 2020 annual general meeting of shareholders, during which the Company’s shareholders approved the Company’s 2021 Equity Incentive Plan (“2021 Incentive Plan”).

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

On December 9, 2016, the Company’s board approved management’s new plan based on future performance for the three fiscal years from 2017 to 2019. The Company also agreed on front-issuing of shares based on the optimism situation, thus non-vested 602,000 (3,010,000 before the one-for-five Reverse Stock Split) shares were issued to management on January 23, 2017. The fair value of the restricted shares was $4,063,500 based on the closing stock price $6.75 (adjusted reflecting the one-for-five Reverse Stock Split) at December 9, 2016. Prior to the filing of the annual report for the years ending June 30, 2018, 2019 and 2020, certain number of shares granted under this plan may not be sold, transferred, hypothecated, voted or otherwise used for any purpose, and any shares that are not earned as stated above will be automatically cancelled without payment by the transfer agent of the Company.

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

As of June 30, 2021, we have 130,400 non-vested restricted stocks outstanding, reflecting the one-for-five Reverse Stock Split.

ITEM 7.             MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to beneficial ownership of our Class A Ordinary Shares as of the date of this report, for each person known by us to beneficially own 5% or more of our Class A Ordinary Shares, and all of our executive officers and directors individually and as a group. It reflects the one-for-five Reverse Stock Split we effected on December 27, 2019. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Class A Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership is based on shares, which consists of 26,997,063 shares outstanding as of October 29, 2020, and 28,920 shares subject to options that are exercisable and 0 restricted shares issued and to be vested within 60 days after October 29, 2021. The 28,920 shares subject to options and restricted shares are deemed to be outstanding for the purposes of computing the percentage ownership of the individual holding such shares, but are not deemed outstanding for purposes of computing the percentage for any other person shown in the table. Our major shareholders do not possess voting rights that differ from our other shareholders. The address of each of the below shareholders is Room 601, No. 1 Shui’an South Street Chaoyang District, Beijing 100012, China.

	Amount of
	Beneficial	Percentage
	Ownership	Ownership
Yin Shenping (1)	630,304	2.33%
Chen Guangqiang (2)	632,243	2.33%
Hu Jijun (3)	21,000	*	%
Nelson Wong (4)	8,333	*	%
Zhao Shudong(5)	27,300	*	%
Liu Jia (6)	91,233	*	%
Bi Yongquan (7)	6,667	*	%
Duan Yonggang	—	—%
Directors and Executive Officers as a Group (eight members)**	1,417,180	5.23%

*Less than 1%.

**No other 5% shareholder.

B. Related party transactions

Transactions with Related Persons

Sales to related party consisted of the following:

	For the years ended June 30,
	2019	2020	2021	2021
	RMB	RMB	RMB	U.S. Dollars
Urumqi Yikeli Automatic Control Equipment Co., Ltd.	¥3,726,894	¥—	¥85,657	$13,264
Total revenues from related parties	¥3,726,894	¥—	¥85,657	$13,264

Other payables consisted of the following:

	June 30,	June 30,	June 30,
	2020	2021	2021
Related Parties	RMB	RMB	U.S. Dollars
Expenses paid by the major shareholders	¥3,752,353	¥1,594,543	$246,916
Due to family members of the owners of BHD and FGS	485,000	545,159	84,418
Due to management staff for costs incurred on behalf of the Company	260,965	260,965	40,410
Total	¥4,498,318	¥2,400,667	$371,744

The Company also had short-term borrowings` from related parties. Below is a summary of the Company’s short-term borrowings due to related parties as of June 30, 2020 and 2021, respectively.

	June 30,	June 30,	June 30,
	2020	2021	2021
Short-term borrowings due to related parties:	RMB	RMB	U.S. Dollars
Short-term borrowing from a Founder, 5.65% annual interest, due on December 19, 2020*	¥5,008,640	¥—	$—
Short-term borrowing from a Founder, 4.55% annual interest, due on March 25, 2021*	4,002,106	—	—
Short-term borrowing from a Founder, interest-free, due on September 24, 2020*	450,000	—	—
Short-term borrowing from a Founder’s family member, interest-free, due on December 31, 2020*	770,000	—	—
Short-term borrowing from a Founder, 4.35% annual interest, due on December 21, 2021	—	5,006,042	775,187
Short-term borrowing from a Founder, 4.35% annual interest, due on March 25, 2022	—	4,000,000	619,401
Short-term borrowing from a Founder’s family member, 0% annual interest, due on December 31, 2021	—	670,000	103,750
Short-term borrowing from a Founder’s family member, 0% annual interest, due on March 24, 2022	—	3,000,000	464,550
Total short-term borrowings due to related parties	¥10,230,746	¥12,676,042	$1,962,888

The Company also had long-term borrowings from a related party. Below is a summary of the Company’s long-term borrowings due to a related party as of June 30, 2020 and 2021, respectively.

	June 30,	June 30,	June 30,
	2020	2021	2021
Long-term borrowings due to related party:	RMB	RMB	U.S. Dollars
Long-term borrowing from a Founder, monthly payments of ¥126,135 inclusive of interest at 8.90%, ten years loan, due in November 2027.	¥8,226,599	¥7,406,617	$1,146,916
Less: current portion	(847,346)	(920,066)	(142,472)
Total long-term borrowings due to related party	¥7,379,253	¥6,486,551	$1,004,444

Leases from related parties - The Company has various agreements for the lease of office space owned by the Founders and their family members. The terms of the agreement state that the Company will continue to lease the property at a monthly rent of ¥106,667 with annual rental expense at ¥1.28 million ($0.20 million). The details of leases from related parties are as below:

			Monthly Rent	Monthly Rent
Lessee	Lessor	Rent Period	RMB	USD
Nanjing Recon	Yin Shenping	April 1, 2020 - March 31, 2022	¥40,000	$5,658
BHD	Chen Guangqiang	Jan 1, 2021- Dec 31, 2021	22,500	3,183
BHD	Mr Chen’s family member	Mar 1, 2021- Dec 31, 2021	31,667	6,719
Recon-BJ	Yin Shenping	May 1, 2021-Jun 1 ,2021	12,500	1,414

Expenses paid by the owner on behalf of Recon – Shareholders and founders of our VIEs paid certain operating expenses for the Company. As of June 30, 2020 and 2021, ¥3,752,353 and ¥2,400,667 ($371,744) was due to them, respectively.

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

Dividend Policy

We have never declared or paid any cash dividends on our Class A Ordinary Shares. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions and future prospects and other factors the board of directors may deem relevant.

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

ITEM 9.            THE OFFER AND LISTING

A. Offer and listing details

We completed our initial public offering on July 29, 2009. Our Class A Ordinary Shares trade under the trading symbol “RCON” on the NASDAQ Capital Market.

As of September 30, 2021, there were approximately 39 holders of record of our Class A Ordinary Shares. This excludes our Class A Ordinary Shares owned by shareholders holding Class A Ordinary Shares under nominee security position listings. On September 30, 2021, the last sales price of our Class A Ordinary Shares as reported on the NASDAQ Capital Market was $2.83 per Class A Ordinary Share.

B. Plan of distribution

Not applicable for annual reports on Form 20-F.

C. Markets

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “RCON.”

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

E. Taxation

The following sets forth the material Cayman Islands, Chinese and U.S. federal income tax consequences related to an investment in our Class A Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Class A Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change.

This description does not deal with all possible tax consequences relating to an investment in our Class A Ordinary Shares, such as the tax consequences under state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Class A Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;
●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;
●	financial institutions;
●	insurance companies;
●	regulated investment companies;

●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to mark-to-market;
●	U.S. expatriates;
●	tax-exempt entities;
●	persons liable for alternative minimum tax;
●	persons holding our Class A Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;
●	persons that actually or constructively own 10% or more of our voting shares;
●	persons who acquired our Class A Ordinary Shares pursuant to the exercise of any employee share option or otherwise as consideration; or
●	persons holding our Class A Ordinary Shares through partnerships or other pass-through entities.

Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. Federal tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Class A Ordinary Shares.

Taxation of Dividends and Other Distributions on our Class A Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, Class A Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Class A Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Class A Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Class A Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates.   The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

A non-U.S. corporation is considered a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year if either:

●	at least 75% of its gross income is passive income; or
●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Based on the market price of our Class A Ordinary Shares, the value of our assets and the composition of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2019, 2018 or 2017. However, given the factual nature of the analyses and the lack of guidance, no assurance can be given. We do not expect to be a PFIC for our taxable year ending December 31, 2018. However, because PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year, our actual PFIC status will not be determinable until the close of the taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year or any future taxable year.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change from year to year. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A Ordinary Shares, our PFIC status will depend in large part on the market price of our Class A Ordinary Shares. Accordingly, fluctuations in the market price of the Class A Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects including the composition of our income and assets in a given year. If we are a PFIC for any year during which you hold Class A Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A Ordinary Shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the Class A Ordinary Shares.

If we are a PFIC for any taxable year during which you hold Class A Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Class A Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Class A Ordinary Shares;
●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A Ordinary Shares cannot be treated as capital, even if you hold the Class A Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the Class A Ordinary Shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of your taxable year over your adjusted basis in such Class A Ordinary Shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Class A Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Class A Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Class A Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Class A Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Class A Ordinary Shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the Class A Ordinary Shares and any gain realized on the disposition of the Class A Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Class A Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

However, any significant revaluation of RMB against U.S. dollar may materially the value of, and any dividends payable on, our Class A Ordinary Shares in U.S. dollars in the future. See “Risk Factors — Risks Related to Doing Business in China — Fluctuations in exchange rates could adversely affect the value of our securities.”

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

As of June 30, 2021, our company carried out an evaluation, under the supervision of and with the participation of management, including our Company’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of our Company’s disclosure controls and procedures. Included in this Annual Report on Form 20-F, the chief executive officer and chief financial officer concluded that our Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) were ineffective in timely alerting them to information required to be included in the Company’s U.S. Securities and Exchange Commission (the “Commission”) filings.

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

(1)pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets;
(2)provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that the Company’s receipts and expenditures are being made only in accordance with the authorization of its management and directors; and
(3)provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s management assessed the effectiveness of its internal control over financial reporting as of June 30, 2021. In making this assessment, management used the 2013 framework set forth in the report entitled Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Our management has implemented and tested our internal control over financial reporting based on these criteria. Based on the assessment and material weakness identified, the Company’s management concluded that, as of June 30, 2021, its internal control over financing reporting was not effective.

The specific material weaknesses identified by the Company’s management as of June 30, 2021 are described as follows:

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

In addition, we have also identified several material weaknesses in information technology general control (“ITGC”) in the areas of: (1) IT related risk analysis and vulnerability assessment, cybersecurity training; (2) third-party vendor management; (3) system change management and system development management; (4) backup management, disaster recovery and off-site back management; (5) system security & assess (SSA) related risk; (6) segregation of duties and audit logging; and (7) system firewalls set up.

While we have developed the scope of our internal audit function, it has not yet been fully implemented as we have not been able to hire sufficient qualified resources to do so. And due to limited availability of qualified resources, we may not be able to make sufficient hiring within a short period of time.

We recently completed our designs of our internal controls, assessments for all of our financial reporting cycles and assessment of adoption of new revenue recognition standards during fiscal year 2021, and we are unable to declare effectiveness of our controls due to lack of sufficient time to obtain evidence of operating effectiveness as of June 30, 2021 due to lack of monitoring of our internal controls (lack of self-testing of internal controls) and lack of enough training and adjustment of our internal procedures to provide enough supporting documents as required. We acquired 51% interest of FGS during this fiscal year 2021 and 30% interest of Starry, our internal control for investment cycle has not been fully implemented. Also, there were identified IT control related deficiency. Besides, as effected by COVID-19, we are behind our schedule of staff hiring plan and have not completed our internal control improvement plan. Therefore, we determined that the lack of time to evaluate our design and operating effectiveness are material weaknesses. It should be noted, however, that (a) many actions had been undertaken to enhance the control environment during the year; and (b) there are other remedial activities that are scheduled to take place in fiscal year 2022. We have significantly reduced deficiencies of our internal control during this fiscal year, and management will continue to resolve internal control weaknesses and ensure effective internal controls are in place.

As a result, the Company has developed remedial actions and enhanced schedules to strengthen its accounting and financial reporting functions as well as the internal audit function. Such plan will require the hiring of additional resources and the deployment of other corporate resources for the accounting department in relation to the financial reporting process and internal audit department.

Such additional resources will include the establishment of a work force dedicated to the task of correcting past financial irregularities and maintaining correct financial reporting on an on-going basis. To strengthen the Company’s internal control over financial reporting, the Company needs to engage outside consultants that are skilled in SEC reporting and Section 404 compliance to assist in the implementation of the following remedial actions as of the date of this report:

●	Continuous assessment of our internal procedure of operation as we develop new business and new subsidiaries;
●	Development and formalization of key accounting and financial reporting policies and procedures;
●	Identification and documentation of key controls by business process;
●	Enhancement of existing disclosures policies and procedures;
●	Formalization of periodic communication between management and the audit committee; and
●	Implementation of policies and procedures intended to enhance management monitoring and oversight by the Audit Committee.

In addition to the foregoing efforts, the Company expects to implement the following remedial actions during fiscal year 2022:

●	Formalization of a periodic staff training program to enhance their awareness of the key internal control activities.
●	Develop a comprehensive training and development plan, for our finance, accounting and internal audit personnel, including our Chief Financial Officer, Controller, and others, in the principles and rules of U.S. GAAP, SEC reporting requirements and the application thereof.
●	Hire a full-time employee who possesses the requisite U.S. GAAP experience and education.
●	Monitoring of internal controls by performing self-testing of various key controls.
●	To hire third party/professional firm to establish the basic of the Company’s IT strategy and IT control system.

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

Management continues to focus on internal control over financial reporting. As of June 30, 2021, the Company has completed certain documentation of our internal controls and will be implementing the following remedial initiatives:

●	To engage a professional organization to assist the company revamp our internal controls and implementation of our internal control over financial report in the coming year;
●	Design and implement an ongoing company-wide training program regarding our internal controls, with particular emphasis on our finance and accounting staff to better cooperating with other operation department to improve the accuracy and reporting efficiency of financial statements under the trend of operation and finance integration;
●	Implement a control process over business acquisition and use or disposition of our assets that could have a material effect on the financial statements;
●	Developing enhanced risk assessment procedures and controls related to changes in IT systems; and developing a training program for internal control staff to address ITGC principals and requirements, with a focus on issues related to user access and change-management over IT systems impacting financial reporting
●	Developing a training program for management and related staff to address ITGC principals and requirements, with a focus on issues related to user access and change-management over IT systems impacting financial reporting.

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

ITEM 16C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES

Friedman LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal years 2020 and 2021.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

During fiscal years 2020 and 2021, Friedman LLP’s audit fees were $170,000 and $225,000, respectively.

Audit-Related Fees

The Company paid $21,000 and $22,000 to Friedman LLP for audit-related services in fiscal years 2020 and 2021, respectively.

Tax Fees

The Company has not incurred any tax fees from Friedman LLP for tax services in fiscal years 2021 and 2020.

All Other Fees

The Company has not incurred any other fees from Friedman LLP other fees in fiscal years 2020 and 2021.

Audit Committee Pre-Approval Policies

Before Friedman LLP was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by Friedman LLP have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for fiscal year 2021 that were attributed to work performed by persons other than Friedman LLP’s full-time permanent employees was less than 20%.

ITEM 16D.         EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.         PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended June 30, 2021.

ITEM 16F.         CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.         CORPORATE GOVERNANCE

We are incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law. In addition, because our Class A Ordinary Shares are listed on The Nasdaq Capital Market, we are subject to Nasdaq’s corporate governance requirements.

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

ITEM 16H.         MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.         FINANCIAL STATEMENTS

See Item 18.

ITEM 18.         FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

ITEM 19.         EXHIBITS

Exhibit No.	Description of Exhibit	Included	Form	Filing Date
1.1.1	Second Amended and Restated Articles of Association of the Registrant	By Reference	S-3	2016-09-19

1.1.2	Second Amended and Restated Memorandum of Association of the Registrant	By Reference	S-3	2016-09-19

1.1.3	Third Amended and Restated Articles of Association of the Registrant	By Reference	6-K	2021-04-06

1.1.4	Third Amended and Restated Memorandum of Association of the Registrant	By Reference	6-K	2021-04-06

2.1	Specimen Share Certificate	By Reference	6-K	2020-01-17

2.2	Form of Amended and Restated Warrant	By Reference	6-K	2020-06-30

2.3	Form of Convertible Note	By reference	6-K	2020-11-25

2.4	Form of Pre-Funded Warrant	By Reference	6-K	2021-06-16

2.5	Form of Warrant	By reference	6-K	2021-06-16

2.6	Specimen Share Certificate	By Reference	6-K	2021-04-12

4.1	2009 Stock Incentive Plan	By Reference	S-1/A	2009-06-10

4.2	2015 Stock Incentive Plan	By Reference	10-K	2016-09-28

4.3	Translation of Exclusive Technical Consulting Service Agreement between Recon Technology (Jining) Co., Ltd. and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.4	Translation of Power of Attorney for rights of Chen Guangqiang in Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.5	Translation of Power of Attorney for rights of Yin Shenping in Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.6	Translation of Power of Attorney for rights of Li Hongqi in Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.7	Translation of Exclusive Equity Interest Purchase Agreement between Recon Technology (Jining) Co. Ltd., Chen Guangqiang and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.8	Translation of Exclusive Equity Interest Purchase Agreement between Recon Technology (Jining) Co. Ltd., Yin Shenping and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.9	Translation of Exclusive Equity Interest Purchase Agreement between Recon Technology (Jining) Co. Ltd., Li Hongqi and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.10	Translation of Equity Interest Pledge Agreement between Recon Technology (Jining) Co., Ltd., Chen Guangqiang and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.11	Translation of Equity Interest Pledge Agreement between Recon Technology (Jining) Co., Ltd., Yin Shenping and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.12	Translation of Equity Interest Pledge Agreement between Recon Technology (Jining) Co., Ltd., Li Hongqi and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.13	Translation of Exclusive Technical Consulting Service Agreement between Recon Technology (Jining) Co., Ltd. and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.14	Translation of Power of Attorney for rights of Chen Guangqiang in Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.15	Translation of Power of Attorney for rights of Yin Shenping in Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.16	Translation of Power of Attorney for rights of Li Hongqi in Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.17	Translation of Exclusive Equity Interest Purchase Agreement between Recon Technology (Jining) Co. Ltd., Chen Guangqiang and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.18	Translation of Exclusive Equity Interest Purchase Agreement between Recon Technology (Jining) Co. Ltd., Yin Shenping and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.19	Translation of Exclusive Equity Interest Purchase Agreement between Recon Technology (Jining) Co. Ltd., Li Hongqi and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.20	Translation of Equity Interest Pledge Agreement between Recon Technology (Jining) Co., Ltd., Chen Guangqiang and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.21	Translation of Equity Interest Pledge Agreement between Recon Technology (Jining) Co., Ltd., Yin Shenping and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.22	Translation of Equity Interest Pledge Agreement between Recon Technology (Jining) Co., Ltd., Li Hongqi and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.23	Translation of the Investment Agreement between Recon Technology, Ltd., Future Gas Station (Beijing) Technology, Ltd. and six individuals	By Reference	6-KA	2018-08-28

4.24	Translation of the Supplemental Agreement between Recon Technology, Ltd., Future Gas Station (Beijing) Technology, Ltd. and six individuals	By Reference	6-KA	2018-08-28

4.25	Translation of Exclusive Technical Consulting Service Agreement dated April 1, 2019 between Recon Hengda Technology (Beijing) Co., Ltd. and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	6-K	2019-04-24

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

		By Reference	6-K	2019-04-24

4.31	Translation of Financial Support Commitment Letter from Two Major Shareholders dated August 31, 2019	By Reference	20-F	2019-10-01

4.32	Translation of Supplemental Agreement to the Investment Agreement with respect to Future Gas Station (Beijing) Technology Co., Ltd. dated September 24, 2019	By Reference	20-F	2019-10-01

4.33	Translation of Supplemental Agreement to the Investment Agreement with respect to Future Gas Station (Beijing) Technology Co., Ltd. dated March 17, 2020	By Reference	6-K	2020-03-18

4.34	Placement Agency Agreement, dated May 7, 2020, between the Company and Maxim Group LLC	By Reference	6-K	2020-05-26

4.35	Form of Securities Purchase Agreement, dated May 21, 2020, between the Company and the Purchasers	By Reference	6-K	2020-05-26

4.36	Form of Securities Purchase Agreement, dated June 26, 2020, between the Company and the Purchasers	By Reference	6-K	2020-06-30

4.37	Securities Purchase Agreement dated November 25, 2020	By reference	6-K	2020-11-27

4.38	Translation of Supplemental Agreement to the Investment Agreement with respect to Future Gas Station (Beijing) Technology Co., Ltd. dated February 4, 2021	By reference	6-K	2021-02-08

4.39	Share Acquisition Agreement, dated June 3, 2021	By reference	6-K	2021-06-04

4.40	Placement Agency Agreement, dated June 14, 2021, between the Company and Maxim Group LLC	By reference	6-K	2021-06-16

4.41	Form of Securities Purchase Agreement dated June 14, 2021, between the Company and the Purchasers	By reference	6-K	2021-06-16

4.42	2021 Equity Incentive Plan	By Reference	6-K	2021-04-06

8.1	List of subsidiaries of the Company	Herewith

11.1	Code of Ethics of the Company	By Reference	10-K	2009-09-28

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a)	Herewith

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a)	Herewith

13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code	Herewith

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code	Herewith

15.1	Recon Technology reports financial results for FY2021

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Recon Technology, Ltd.

By:	/s/ Yin Shenping
Name: Yin Shenping
Title: Chief Executive Officer

Date: November 15, 2021

RECON TECHNOLOGY, LTD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director and

Stockholders of Recon Technology, Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Recon Technology, Ltd and Subsidiaries (collectively, the “Company”) as of June 30, 2021 and 2020, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended June 30, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Business Combination Achieved in Stages

Description of Critical Audit Matter

As described in Note 10, on January 13, 2021, the Company, through its variable interest entities (“VIEs”), acquired additional 8% equity interest in Future Gas Station (Beijing) Technology, Ltd (“FGS”) and, as a result, the Company indirectly owns 51% of equity interest in FGS and started to consolidate FGS in its consolidated financial statements. The Company previously owned 43% of equity interest in FGS and accounted for it as an equity investment in the Company’s consolidated financial statements.

The principal considerations for our determination that the valuation of the fair value of the acquired intangible assets is a critical audit matter is that the determination of the fair value of acquired intangible assets was considered especially challenging and required significant judgment due to the complex determination by Management of the appropriate assumptions, such as discount rates, growth rate, and projected profit margins.

How We Addressed the Matter in Our Audit

The primary procedures we performed to address this critical audit matter included the following. We obtained an understanding of the Company’s acquisition-date valuation process and evaluated future expected revenues from executed agreements with customers. We also evaluated the forecast by comparing them to historical actual results. In addition, we involved a valuation professionals with specialized skills and knowledge to assist us to evaluate the estimated fair value of the acquired intangibles assets and the significant assumptions used in the forecast. We also tested the underlying data and assumptions.

Assessment of Trade Receivables Allowance for Credit Losses

Description of Critical Audit Matter

As described in Note 3, in July 2020, the Company adopted ASU 2016-13, Topics 326 Credit Loss, Measurement of Credit Losses on Financial Instruments, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (CECL) methodology, as its accounting standard for its trade accounts receivable.

We identified the evaluation of the allowance for credit losses related to trade receivables as a critical audit matter because there is a high degree of subjective auditor judgement in assessing the assumptions used to determine the probability of the Company’s collection of receivables. Specifically, it is highly judgmental to evaluate the effect of any customer dispute or general economic conditions that may affect the ability of customers to pay.

How We Addressed the Matter in Our Audit

The primary procedures we performed to address this critical audit matter included the following. We obtained and inspected the Company’s economic conditions analysis by customer industry sector compared to economic outlook market reports to evaluate the risk factors applied by the Company in determining which customer industry sectors have a higher risk of expected credit losses. We obtained an understanding of the controls over the Company’s determination of the trade receivables allowance for credit losses and tested Management’s process for estimating the accounts receivable allowance for credit losses by, evaluating the appropriateness of the methodology used to estimate the allowance, evaluating the reasonableness of the probability of default and loss assumptions, testing the data used in the models, and evaluating the reasonableness of management’s judgment regarding qualitative factors related to economic uncertainty, observable changes in customers’ industry, and other relevant factors. We also obtained and inspected relevant underlying documentation, including historical collection trends, age of receivables, and realization analyzes to assess the Company’s estimated allowance for customers deemed to be credit impaired.

Assessment of the Accounting for the Warrants Issued in Connection with Class A Ordinary Shares Offering in June 2021 and the Measurement of Fair Value of the Warrants

Description of Critical Audit Matter

As discussed in Note 18 to the consolidated financial statements, in June 2021, the Company issued to some institutional investors warrants to purchase an aggregate of up to 8,814,102 Class A Ordinary Shares (the “2021 Warrants”). The 2021 Warrants are subject to deemed-liquidation redemption features and are therefore classified as a liability in accordance with Accounting Standards Codification (“ASC”) Topic 480. The warrant liability is re-valued at each reporting period with the change in fair value recorded through earnings. The Company established the initial fair value of the 2021 Warrants at $34,860,000. As of June 30, 2021, the fair value of the warrant liability was $29,520,000. During the period from June 14, 2021 (date of initial measurement) through June 30, 2021, there was change in fair value of warrant liability in an aggregate amount of $5,340,000 recorded as a part of offset to the Company’s net loss for the year.

We identified the accounting for the 2021 Warrants and assessment of the measurement of fair value of the warrants as a critical audit matter, because interpretation and application of the relevant accounting literature requires significant auditor judgment, and there was a high degree of subjectivity and judgment in evaluating the determination of the expected stock price volatility inputs used in the Black-Scholes model for the 2021 Warrants.

How We Addressed the Matter in Our Audit

The primary procedures we performed to address this critical audit matter included the following. We assessed the accounting treatment of the 2021 Warrants through evaluating the Company’s accounting memorandum and other documentation, comparing the underlying terms of the relevant documents and agreements to the Company’s accounting memorandum, and independently interpreting and applying the accounting literature to the transaction, considering alternative accounting treatments and evaluating the relative merits of the possible alternatives. In addition, we involved a valuation professionals with specialized skills and knowledge to assist us to evaluate the fair value of the 2021 Warrants and the significant assumptions used in the valuation. We also tested the underlying data and assumptions.

/s/ Friedman LLP

Friedman LLP

We have served as the Company’s auditor since 2011.

New York, New York

November 15, 2021

RECON TECHNOLOGY, LTD

CONSOLIDATED BALANCE SHEETS

	As of June 30	As of June 30	As of June 30
	2020	2021	2021
	RMB	RMB	U.S. Dollars
ASSETS
Current assets
Cash	¥30,336,504	¥343,998,570	$53,268,248
Notes receivable	4,180,885	6,305,633	976,429
Trade accounts receivable, net	48,244,015	26,686,888	4,132,470
Trade accounts receivable- related party, net	3,068,920	—	—
Inventories, net	1,985,723	3,644,522	564,355
Other receivables, net	6,350,802	6,939,676	1,074,610
Loans to third parties	3,200,377	50,476,782	7,816,340
Purchase advances, net	178,767	1,078,137	166,950
Contract costs, net	31,537,586	48,795,906	7,556,056
Prepaid expenses	198,294	146,071	22,619
Prepaid expenses- related parties	—	433,000	67,050
Total current assets	129,281,873	488,505,185	75,645,127

Property and equipment, net	29,756,879	27,138,768	4,202,444
Land use right, net	1,280,648	1,253,408	194,090
Intangible assets, net	—	6,650,000	1,029,754
Investment in unconsolidated entity	31,541,850	27,931,795	4,325,244
Long-term other receivables, net	3,640	114,679	17,758
Goodwill	—	6,996,895	1,083,471
Operating lease right-of-use assets (including ¥803,503 and ¥352,775 ($54,627) from a related party as of June 30, 2020 and June 30, 2021, respectively)	2,549,914	7,925,930	1,227,332
Total Assets	¥194,414,804	¥566,516,660	$87,725,220

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Short-term bank loans	¥9,520,000	¥15,000,000	$2,322,753
Trade accounts payable	23,034,347	21,956,481	3,399,966
Other payables	2,609,486	9,862,762	1,527,251
Other payable- related parties	4,498,318	2,400,667	371,744
Contract liabilities	3,486,033	7,686,276	1,190,221
Accrued payroll and employees’ welfare	1,917,635	1,954,484	302,652
Investment payable	6,400,000	—	—
Taxes payable	1,108,288	1,248,994	193,407
Short-term borrowings	200,000	530,000	82,071
Short-term borrowings - related parties	10,230,746	12,676,042	1,962,888
Long-term borrowings - related party - current portion	847,346	920,066	142,472
Operating lease liabilities - current (including ¥450,728 and ¥352,775 ($54,627) from a related party as of June 30, 2020 and June 30, 2021, respectively)	1,328,976	2,226,832	344,825
Total Current Liabilities	65,181,175	76,462,604	11,840,250

Operating lease liabilities - non-current (including ¥352,775 and ¥nil from a related party as of June 30, 2020 and June 30, 2021, respectively)	1,210,088	4,792,101	742,058
Long-term borrowings - related party	7,379,253	6,486,551	1,004,444
Deferred tax liability	—	624,088	96,640
Warrant liability	—	190,635,850	29,520,000
Total Liabilities	73,770,516	279,001,194	43,203,392

Commitments and Contingencies

Equity
Class A common stock, $0.0925 U.S. dollar par value, 150,000,000 shares authorized; 7,202,832 shares and 26,868,391 shares issued and outstanding as of June 30, 2020 and June 30, 2021, respectively*	4,577,233	16,340,826	2,530,380
Class B common stock, $0.0925 U.S. dollar par value, 20,000,000 shares authorized; no shares issued and outstanding as of June 30, 2020 and June 30, 2021, respectively*	—	—	—
Additional paid-in capital	282,505,455	479,490,763	74,249,242
Statutory reserve	4,148,929	4,148,929	642,462
Accumulated deficit	(184,027,586)	(206,860,320)	(32,032,362)
Accumulated other comprehensive income	2,825,731	1,974,836	305,804
Total stockholders’ equity	110,029,762	295,095,034	45,695,526
Non-controlling interests	10,614,526	(7,579,568)	(1,173,698)
Total equity	120,644,288	287,515,466	44,521,828
Total Liabilities and Equity	¥194,414,804	¥566,516,660	$87,725,220

* Retrospectively restated for effect of stock split on December 27, 2019 and change into dual class structure on April 5, 2021.

The accompanying notes are an integral part of these consolidated financial statements.

RECON TECHNOLOGY, LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the years ended
	June 30,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD

Revenues
Revenues - third party	¥98,657,433	¥65,760,651	¥47,852,918	$7,410,034
Revenues - related party	3,726,894	—	85,657	13,264
Revenues	102,384,327	65,760,651	47,938,575	7,423,298

Cost of revenues
Cost of revenues - third party	70,316,198	46,154,255	40,723,547	6,306,050
Cost of revenues - related party	2,202,765	—	—	—
Cost of revenues	72,518,963	46,154,255	40,723,547	6,306,050

Gross profit	29,865,364	19,606,396	7,215,028	1,117,248

Selling and distribution expenses	9,076,266	4,417,413	8,038,965	1,244,835
General and administrative expenses	41,288,351	26,120,099	45,949,157	7,115,236
Provision for credit losses	610,776	2,203,531	8,191,247	1,268,416
Impairment loss of property and equipment	—	—	768,312	118,973
Research and development expenses	3,133,545	7,042,385	5,846,295	905,300
Operating expenses	54,108,938	39,783,428	68,793,976	10,652,760

Loss from operations	(24,243,574)	(20,177,032)	(61,578,948)	(9,535,512)

Other income (expenses)
Subsidy income	1,149,016	1,210,318	355,667	55,075
Interest income	40,391	54,746	918,629	142,250
Interest expense	(1,589,045)	(1,451,890)	(2,210,005)	(342,220)
Income (loss) from investment in unconsolidated entity	(959,905)	462,879	(266,707)	(41,300)
Changing in fair value of warrant liability	—	—	35,365,792	5,476,400
Remeasurement gain of previously held equity interests in connection with step acquisition	—	—	979,254	151,638
Foreign exchange transaction gain (loss)	56,603	(17,720)	(146,898)	(22,747)
Other income	162,585	78,417	192,137	29,752
Other income (expense), net	(1,140,355)	336,750	35,187,869	5,448,848
Loss before income tax	(25,383,929)	(19,840,282)	(26,391,079)	(4,086,664)
Income tax expenses (benefit)	398,477	282,322	(524,251)	(81,180)
Net loss	(25,782,406)	(20,122,604)	(25,866,828)	(4,005,484)

Less: Net loss attributable to non-controlling interests	(426,501)	(875,903)	(3,034,094)	(469,830)
Net loss attributable to Recon Technology, Ltd	¥(25,355,905)	¥(19,246,701)	¥(22,832,734)	$(3,535,654)

Comprehensive loss
Net loss	¥(25,782,406)	¥(20,122,604)	¥(25,866,828)	$(4,005,484)
Foreign currency translation adjustment	1,393,843	(84,205)	(850,895)	(131,761)
Comprehensive loss	(24,388,563)	(20,206,809)	(26,717,723)	(4,137,245)
Less: Comprehensive loss attributable to non- controlling interests	(426,501)	(875,903)	(3,034,094)	(469,830)
Comprehensive loss attributable to Recon Technology, Ltd	¥(23,962,062)	¥(19,330,906)	¥(23,683,629)	$(3,667,415)

Loss per common share - basic and diluted	¥(6.49)	¥(4.16)	¥(1.80)	$(0.28)
Weighted - average shares -basic and diluted*	3,908,833	4,624,615	12,697,024	12,697,024

* Retrospectively restated for effect of stock split on December 27, 2019.

The accompanying notes are an integral part of these consolidated financial statements.

RECON TECHNOLOGY, LTD

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

								Accumulated
					Additional			Other
					Paid-in	Statutory	Accumulated	Comprehensive	Stockholders’	Non-controlling	Total	Total
	Common Stock				Capital	Reserve	deficit	income (loss)	Equity	Interest	Equity	Equity
	Number of		Number of
	Class A	Amount	Class B	Amount
	Shares*	(RMB)	Shares*	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(USD)

Balance, June 30, 2018	3,677,843	¥2,279,510	—	¥—	¥207,490,280	¥4,148,929	¥(139,424,980)	¥1,516,093	¥76,009,832	¥10,861,930	¥86,871,762	$13,452,110
Capital contribution in non-controlling interests	—	—	—	—	—	—	—	—	—	650,000	650,000	100,653
Restricted shares issued for services	25,000	15,902	—	—	829,879	—	—	—	845,781	—	845,781	130,969
Issuance of common stock in exchange of shares of FGS, net of issuance costs	487,057	307,981	—	—	21,125,815	—	—	—	21,433,796	—	21,433,796	3,319,028
Restricted shares issued for management	171,734	109,380	—	—	11,530,961	—	—	—	11,640,341	—	11,640,341	1,802,509
Stock based payments	—	—	—	—	9,647,863	—	—	—	9,647,863	—	9,647,863	1,493,974
Net loss for the year	—	—	—	—	—	—	(25,355,905)	—	(25,355,905)	(426,501)	(25,782,406)	(3,992,411)
Foreign currency translation adjustment	—	—	—	—	—	—	—	1,393,843	1,393,843	—	1,393,843	215,837
Balance, June 30, 2019	4,361,634	¥2,712,773	—	¥—	¥250,624,798	¥4,148,929	¥(164,780,885)	¥2,909,936	¥95,615,551	¥11,085,429	¥106,700,980	$16,522,669

Capital contribution in non-controlling interests	—	—	—	—	—	—	—	—	—	405,000	405,000	62,714
Stock issuance	2,591,112	1,701,005	—	—	24,065,350	—	—	—	25,766,355	—	25,766,355	3,989,925
Restricted shares issued for services	—	—	—	—	33,927	—	—	—	33,927	—	33,927	5,254
Restricted shares issued to redeem warrants	—	—	—	—	—	—	—	—	—	—	—	—
Stock options exercised	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of common stock in exchange of shares of FGS, net of issuance costs	—	—	—	—	—	—	—	—	—	—	—	—
Shares issued for unpaid salary to management	—	—	—	—	—	—	—	—	—	—	—	—
Restricted shares issued for management	250,086	163,455	—	—	7,781,380	—	—	—	7,944,835	—	7,944,835	1,230,259
Stock based payments	—	—	—	—	—	—	—	—	—	—	—	—
Net loss for the year	—	—	—	—	—	—	(19,246,701)	—	(19,246,701)	(875,903)	(20,122,604)	(3,115,990)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(84,205)	(84,205)	—	(84,205)	(13,039)
Balance, June 30, 2020	7,202,832	¥4,577,233	—	¥—	¥282,505,455	¥4,148,929	¥(184,027,586)	¥2,825,731	¥110,029,762	¥10,614,526	¥120,644,288	$18,681,792

Capital contribution in non-controlling interests	—	—	—	—	—	—	—	—	—	50,000	50,000	7,743
Step acquisition of FGS	—	—	—	—	—	—	—	—	—	34,790,000	34,790,000	5,387,239
Capital contribution receivable due from non-controlling Interest	—	—	—	—	—	—	—	—	—	(50,000,000)	(50,000,000)	(7,742,510)
Stock issuance	6,014,102	3,579,783	—	—	77,511,358	—	—	—	81,091,141	—	81,091,141	12,556,980
Stock issuance for warrants exercised	2,591,112	1,563,589	—	—	19,566,446	—	—	—	21,130,035	—	21,130,035	3,271,990
Proceeds from Pre-founded warrants	1,330,000	791,658	—	—	29,484,911	—	—	—	30,276,569	—	30,276,569	4,688,333
Issuance of common stock in exchange of shares of Starry, net of issuance costs	316,345	187,133	—	—	27,488,317	—	—	—	27,675,450	—	27,675,450	4,285,549
Stock issuance for convertible notes redemption	9,225,338	5,528,591	—	—	36,907,078	—	—	—	42,435,669	—	42,435,669	6,571,172
Restricted shares issued for management	188,662	112,839	—	—	6,027,198	—	—	—	6,140,037	—	6,140,037	950,786
Net loss for the year	—	—	—	—	—	—	(22,832,734)	—	(22,832,734)	(3,034,094)	(25,866,828)	(4,005,485)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(850,895)	(850,895)	—	(850,895)	(131,761)
Balance, June 30, 2021	26,868,391	¥16,340,826	—	¥—	¥479,490,763	¥4,148,929	¥(206,860,320)	¥1,974,836	¥295,095,034	¥(7,579,568)	¥287,515,466	$44,521,828

*Retrospectively restated for effect of stock split on December 27, 2019.

The accompanying notes are an integral part of these consolidated financial statements.

RECON TECHNOLOGY, LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended
	June 30,
	2019	2020	2021	2021
	RMB	RMB	RMB	U.S. Dollars

Cash flows from operating activities:
Net loss	¥(25,782,406)	¥(20,122,604)	¥(25,866,828)	$(4,005,484)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,124,011	1,609,700	3,150,789	487,900
Loss (gain) from disposal of equipment	—	(89,156)	19,590	3,034
Changing in fair value of warrant liability			(35,365,792)	(5,476,400)
Amortization of offering cost of warrants			12,584,024	1,948,639
Provision for doubtful accounts	610,776	2,203,531	8,191,247	1,268,416
Provision for slow moving inventories	65,380	56,817	654,673	101,376
Impairment of property and equipment	—	—	768,312	118,973
Amortization of right of use assets	—	1,408,551	1,866,803	289,075
Restricted shares issued for management and employees	21,288,204	7,944,835	6,140,037	950,786
Remeasurement gain of previously held equity interests in connection with step acquisition	—	—	(979,254)	(151,638)
Loss (income) from investment in unconsolidated entity	959,905	(462,879)	266,707	41,300
Deferred tax benefit	—	—	(425,913)	(65,953)
Interest expenses related to convertible notes	—	—	430,416	66,650
Restricted shares issued for services	845,781	33,927	—	—
Changes in operating assets and liabilities:
Notes receivable	922,282	(1,107,205)	(2,124,748)	(329,018)
Trade accounts receivable	(40,461,376)	18,428,088	18,326,410	2,837,848
Trade accounts receivable-related party	(3,409,912)	—	3,409,912	528,026
Inventories	(1,197,529)	(1,124,935)	(2,502,263)	(387,476)
Other receivable	(928,882)	(287,242)	(338,468)	(52,412)
Purchase advance	5,784,669	1,210,309	(899,371)	(139,268)
Contract costs	7,554,745	(26,938,013)	(21,944,876)	(3,398,168)
Prepaid expense	316,845	(5,457)	143,354	22,198
Prepaid expense - related parties	(217,600)	217,600	(433,000)	(67,050)
Operating lease liabilities	—	(1,419,402)	(2,762,949)	(427,843)
Trade accounts payable	(400,034)	8,205,660	(2,109,944)	(326,725)
Other payables	(861,620)	(23,600)	6,669,009	1,032,698
Other payables-related parties	(920,584)	2,207,445	(2,577,610)	(399,143)
Advance from customers	(37,856)	3,366,033	4,160,456	644,247
Accrued payroll and employees’ welfare	784,095	533,109	(1,593,822)	(246,804)
Accrued expenses	—	9,425	(983,821)	(152,344)
Taxes payable	1,748,934	(1,085,213)	76,452	11,839
Net cash used in operating activities	(32,212,172)	(5,230,676)	(34,050,468)	(5,272,722)

Cash flows from investing activities:
Investment in unconsolidated entity	(4,205,080)	—	—	—
Purchases of property and equipment	(1,735,956)	(85,974)	(522,416)	(80,896)
Proceeds from disposal of equipment	—	900	—	—
Repayments from loans to third parties	1,000,000	11,239,623	5,150,377	797,537
Payments made for loans to third parties	(4,000,000)	(9,480,000)	(51,638,458)	(7,996,226)
Payments and prepayments for construction in progress	(4,606,823)	(3,782,912)	—	—
Step acquisition of FGS, net of cash	—	—	471,843	73,065
Net cash used in investing activities	(13,547,859)	(2,108,363)	(46,538,654)	(7,206,520)

Cash flows from financing activities:
Proceeds from short-term bank loans	2,500,000	9,520,000	16,020,000	2,480,700
Repayments of short-term bank loans	—	(2,500,000)	(10,540,000)	(1,632,121)
Proceeds from short-term borrowings	1,081,096	200,000	3,660,000	566,752
Repayments of short-term borrowings	—	(1,000,000)	(3,360,000)	(520,297)
Proceeds from short-term borrowings-related parties	5,000,000	17,415,000	18,400,000	2,849,244
Repayments of short-term borrowings-related parties	(5,000,000)	(16,195,000)	(15,950,000)	(2,469,861)
Repayments of long-term borrowings-related party	(684,191)	(747,630)	(816,952)	(126,505)
Proceeds from warrants issued with common stock	—	—	212,051,414	32,836,204
Proceeds from sale of common stock, net of issuance costs	—	26,141,051	81,091,141	12,556,980
Proceeds from pre-founded warrants received in advance	—	—	30,276,569	4,688,333
Proceeds from stock issuance for warrants exercised	—	—	21,130,035	3,271,990
Proceeds from issuance of convertible notes	—	—	42,014,616	6,505,972
Refund of capital contribution by a non-controlling shareholder	(200,000)	—	—	—
Capital contribution by non-controlling shareholders	850,000	405,000	50,000	7,743
Net cash provided by financing activities	3,546,905	33,238,421	394,026,823	61,015,134

Effect of exchange rate fluctuation on cash	1,393,873	(84,203)	224,365	34,742

Net increase (decrease) in cash	(40,819,253)	25,815,179	313,662,066	48,570,634
Cash at beginning of year	45,340,578	4,521,325	30,336,504	4,697,614
Cash at end of year	¥4,521,325	¥30,336,504	¥343,998,570	$53,268,248

Supplemental cash flow information
Cash paid during the period for interest	¥1,542,381	¥1,400,462	¥1,682,863	$260,592
Cash received during the period for taxes	¥2,002	¥282,322	¥(98,338)	$(15,228)

Non-cash investing and financing activities
Cancellation of common stock issued prior years in exchange of shares of FGS , net of issuance costs	—	—	(1,689,807)	(261,667)
Issuance of common stock in exchange of shares of FGS , net of issuance costs	¥21,433,796	¥—	¥1,689,807	$261,667
Issuance of common stock in exchange of shares of Starry, net of issuance costs	—	¥—	¥27,675,450	$4,285,549
Investment payable in exchange of interest of FGS	¥6,400,000	¥—	¥—	$—
Conversion of convertible notes to 9,225,338 shares of common stock	¥—	¥—	¥42,435,669	$6,571,172
Right-of-use assets obtained in exchange for operating lease obligations	¥—	¥1,228,963	¥7,242,819	$1,121,552
Inventories used as fixed assets	¥—	¥409,735	¥302,795	$46,888
Payable for construction in progress	¥5,694,980	¥732,513	¥—	$—
Receivable for disposal of property and equipment	¥—	¥110,000	¥—	$—
Payable for issuance cost of common stock	¥—	¥374,696	¥—	$—
Capital contribution receivable due from non-controlling Interest	¥—	¥—	¥50,000,000	$7,742,510

The accompanying notes are an integral part of these consolidated financial statements.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Organization – Recon Technology, Ltd (the “Company”) was incorporated under the laws of the Cayman Islands on August 21, 2007 as a limited liability company. By far, the Company provides specialized equipment, automation systems, tools, chemicals, outsourcing platform services and field services to energy industry companies mainly in the People’s Republic of China (the “PRC”).

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

On December 17, 2015, Huang Hua BHD Petroleum Equipment Manufacturing Co.LTD, a fully owned subsidiary established by BHD was organized under the laws of the PRC, focusing on the design, assemble and manufacture of hearing equipment.

Gan Su BHD Environmental Technology Co., Ltd (“Gan Su BHD”) was established on May 23, 2017, with registered capital of ¥50 million. The paid in capital was ¥22,935,000 ($3,551,489) as of June 30,2021. On April 26, 2021, the minority shareholder of Gan Su BHD transferred 15.4% of the equity interest hold to BHD. On May 19, 2021, the minority shareholder transferred 3.6% equity shares and BHD transferred 15.4% equity shares of Gan Su BHD to Nanjing Recon. There is no consideration paid for the transfer.Thus, by June 30, 2021, BHD owns an interest of 51% and Nanjing Recon owns an interest of 19% of Gan Su BHD, which is focusing on oilfield sewage treatment and oily sludge disposal projects.

Qing Hai BHD New Energy Technology Co., Ltd. (“Qinghai BHD”) was established on October 16, 2017, with registered capital of ¥50 million. The paid in capital was ¥4,200,000 ($650,371) as of June 30, 2021. BHD owned an interest of 55% of Qinghai BHD previously; however, based on an agreement signed by the shareholders of Qinghai BHD dated October 23, 2018, each of the other two individual shareholders agreed to reduce 10% of their equity interests. As a result, Qinghai BHD returned ¥200,000 paid in capital back to one of the individual shareholders. After the new arrangement, BHD owns a total interest of 75% of Qinghai BHD. The remaining paid in capital should be contributed by BHD and the other individual shareholder is ¥33,300,000 ($5,156,512) and ¥12,500,000 ($1,935,628) respectively. Based on its charter dated September 29, 2017, the remaining capital will be injected before September 29, 2036.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As the energy consumption market opened to private and foreign companies, and online payment technology developed, the Domestic Companies began to invest in the downstream of the oil industry. On December 15, 2017, BHD and Nanjing Recon entered into a subscription agreement with Future Gas Station (Beijing) Technology, Ltd (“FGS”), pursuant to which the Domestic Companies acquired an 8% equity interest in FGS. Established in January 2016, FGS is a service company focusing on providing new technical applications and data operations to gas stations and provides solutions to gas stations to improve their operations and their customers’ experience. On August 21, 2018, the Domestic Companies entered into an investment agreement and a supplemental agreement (collectively, the “Investment Agreement”) with FGS and the other shareholders of FGS. Pursuant to the Investment Agreement, our VIEs’ ownership interest in FGS shall increase from 8% to 43%, in exchange for their investment in FGS for a total amount of ¥10 million in cash and the issuance of 487,057 restricted Class A Ordinary Shares to the other shareholders of FGS with certain conditions. As of June 30, 2019, the Domestic Companies invested an aggregate amount of ¥35,116,707 ($5,113,984) in FGS and issued 487,057 restricted shares in total to other shareholders of FGS, and the Domestic Companies’ ownership interest in FGS has increased to 43%. On February 4, 2021, Nanjing Recon and BHD, entered into the fourth supplemental agreement to the investment agreement with FGS and FGS’ founding shareholders to acquire 8% equity ownership of FGS. The transaction has been closed. As a result, the Domestic Companies collectively own 51% interest of FGS and we began to consolidate the financial results of FGS since January 2021. Through the fourth supplemental agreement, the Domestic Companies waived the requirement on FGS’ performances goal about the number of gas stations. Accordingly, the Domestic Companies agreed to pay for the balance of the investment and cancelled the related lock-up terms on the restricted shares, in exchange of additional 8% equity ownership of FGS.

Nature of Operations – The Company engages in (1) providing equipment, tools and other components and parts related to oilfield production and other energy industries companies, including simple installations in connection with some projects; (2) services to improve production and efficiency of exploited oil wells, (3) developing and selling its own specialized industrial automation control and information solutions, (4) design, test and implement solution of sewage and oily sludge treatment, production and sales of related integrated equipment and project services , and (5) development, upgrading and maintenance of the online operation and cooperation platform of gas stations, marketing and promotion services, etc.

Impact of Covid-19 - In January 2020, the World Health Organization declared the COVID-19 outbreak a global health emergency as the coronavirus outbreak continued to spread beyond China. In compliance with the government health emergency rules in place, the Company temporarily closed offices in varies provinces in China and ceased production operations since Chinese New Year. The Company gradually resumed operation and production since March, 2020. For fiscal year 2021, either the Company or its clients’ operations occasionally affected by regional outbreaks, causing some of its business is still not return to prior level. In short term, the Company’s business was affected negatively, and collection of receivables were also affected. However, at this stage, the Company doesn’t expect a significant impact on the Company’s operations and financial results in a long run.

NOTE 2. LIQUIDITY

As disclosed in the Company’s consolidated financial statements, the Company had recurring net losses for the years ended June 30, 2019, 2020 and 2021. In assessing its liquidity, management monitors and analyzes the Company’s cash on-hand and its ability to generate sufficient revenue sources in the future to support its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations. Direct offering and debt financing in the forms of loans payable and loans from related parties have been utilized to finance the working capital requirements of the Company. Two major shareholders also renewed a 3-year commitment letter for financial support and whenever the Company has liquidity difficulty, they will provide working capital to support daily operation of the Company.

Despite those negative financial trends, as of June 30, 2021, the Company has positive working capital due to the following measurements the management has taken to enhance the Company’s liquidity:

1)	The Company financed through direct offering of its common stock and prefunded warrants. On June 14, 2021, the Company and certain institutional investors entered into certain securities purchase agreement to sell to an aggregate of 6,014,102 Class A Ordinary Shares and 2,800,000 pre-funded warrants to purchase Class A Ordinary Shares in a registered direct offering and warrants to purchase up to 8,814,102 Class A Ordinary Shares in a concurrent private placement, for gross proceeds of approximately $55.0 million before deducting the placement agent’s fees and other estimated offering expenses.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2)	The Company financed through convertible debt during this period as a reserve for some future projects. On November 25, 2020, the Company and certain accredited investors (the “Investors”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) pursuant to which the Company agreed to sell to the Investors, and the Investors agreed to purchase from the Company, in an unregistered private transaction, convertible promissory notes (the “Convertible Notes”) with an aggregate principal amount of $6,485,000, convertible into Class A Ordinary Shares, $0.0925 par value per share of the Company at a rate of $0.71 per Class A Ordinary Share, upon the terms and subject to the limitations and conditions set forth in such Convertible Notes. The Company received the full principal amount in December 2020. On January 28, 2021, the Company received the conversion notices from the Investors, and Class A Ordinary Shares totaling 9,225,338 were issued by the Company to the Investors equaling principal and interests amounted to $6,549,990, after the issuance, all the outstanding principle and interests have been converted.
3)	The Company financed through borrowing from shareholders and senior management. As of June 30, 2021, the Company has short-term borrowings due to related parties amounted to ¥12.7 million ($2.0 million), and long-term borrowings due to a related party amounted to ¥7.4 million ($1.1 million).
4)	The Company also financed from commercial banks. As of June 30, 2021, the Company had ¥15.0 million ($2.3 million) in bank loans outstanding. The management expects that the Company will be able to renew its existing bank loan upon its maturity based on past experience and our good credit history.

Management believes that the foregoing measures collectively will provide sufficient liquidity for the Company to meet its future liquidity needs.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) and have been consistently applied.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company, all the subsidiaries, VIEs and subsidiaries of VIEs of the Company. All transactions and balances between the Company and its subsidiaries and VIEs have been eliminated upon consolidation.

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

Currency Translation - The Company’s functional currency is the Chinese Yuan (“RMB”) and the accompanying consolidated financial statements have been expressed in Chinese Yuan. The consolidated financial statements as of and for the year ended June 30, 2021 have been translated into United States dollars (“U.S. dollars”) solely for the convenience of the readers. The translation has been made at the rate of ¥6.4579 = US$1.00, the approximate exchange rate prevailing on June 30, 2021. These translated U.S. dollar amounts should not be construed as representing Chinese Yuan amounts or that the Chinese Yuan amounts have been or could be converted into U.S. dollars.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Estimates and Assumptions - The preparation of the consolidated financial statements in conformity with US GAAP, which requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates are adjusted to reflect actual experience when necessary. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for credit losses related to trade accounts receivable, other receivables and purchase advances, allowance for inventory, the useful lives of property and equipment, valuation allowance for deferred tax assets, impairment assessment for long-lived assets, goodwill and unconsolidated entity, the discount rate for lease and investment, valuation of the convertible notes, price purchase allocation for business combination and the fair value of share-based payments. The use of estimates is an integral component of the financial reporting process; actual results could differ from those estimates.

The key assumptions underlying the Company’s accounting for material arrangements and the reasonably likely material effects of resolving any uncertainties on the Company’s allowance for credit losses related to purchase advances. The production of the Company’s products requires custom-made equipment from its suppliers. To ensure that it can secure the required customized equipment, the Company often needs to make full prepayment for its intended purchases. As a standard practice in the petroleum extraction industry, the Company generally must submit a bid in order to secure the sales contract. The bidding process generally takes between one month to one year and the timing depends on the size of the overall project, which timing and size are generally controlled by its client. In order to secure timely purchase delivery and to meet its product delivery schedule, the Company normally prepays for the purchase advances if the Company believes that it is more than likely to win the bid for the sales contract which is accounted as pre-contract costs. After winning the bid and securing the sale contract, the Company normally needs to deliver its products approximately within one week to six months. Based on the Company’s historical experience, the Company generally is able to realize its purchase advances on the customized equipment that it orders. If it subsequently confirms that the Company is unable to secure the planned contracts with a customer after making the advance payments for these planned contracts, the Company evaluates the probable recoverability of the pre-contract cost and charges to expenses when the Company determines that the recovery of such pre-contract cost is improbable.

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

The carrying amounts reported in the consolidated balance sheets for trade accounts receivable, other receivables, purchase advances, trade accounts payable, convertible notes payable, accrued liabilities, advances from customers, investment payable, short-term bank loan and short-term borrowings approximate fair value because of the immediate or short-term maturity of these financial instruments.

Cash - Cash includes cash on hand consisting of coins, currency, undeposited checks, money orders and drafts, demand deposits in banks, certain short-term highly liquid investments and cash in transit.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Trade Accounts, Net, Other Receivables, Net and Loan to Third Parties - Accounts receivable are carried at original invoiced amount less a provision for any potential uncollectible amounts. In July 2020, the Company adopted ASU 2016-13, Topics 326-Credit Loss, Measurement of Credit Losses on Financial Instruments, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (CECL) methodology, as its accounting standard for its trade accounts receivable and other receivables. Other receivables and loan to third parties arise from transactions with non-trade customers.

The adoption of the credit loss accounting standard has no material impact on the Company’s consolidated financial statements as of July 1, 2020. Accounts receivable, other receivables and loan to third parties are recognized and carried at carrying amount less an allowance for credit loss, if any. The Company maintains an allowance for credit losses resulting from the inability of its trade and non-trade customers (“customers”) to make required payments based on contractual terms. The Company reviews the collectability of its receivables on a regular and ongoing basis. The Company has also included in calculation of allowance for credit losses, the potential impact of the COVID-19 pandemic on our customers businesses and their ability to pay their accounts receivable, other receivables and loan to third parties. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. The Company also considers external factors to the specific customer, including current conditions and forecasts of economic conditions, including the potential impact of the COVID-19 pandemic. In the event the Company recovers amounts previously reserved for, the Company will reduce the specific allowance for credit losses. The balance of allowance for credit loss for the year ended June 30, 2021 increased approximately ¥3,543,445 ($548,703) from the year ended June 30, 2020.

The Company evaluates the creditworthiness of all of its customers individually before accepting them and continuously monitors the recoverability of accounts receivable, other receivables and loan to third parties. If there are any indicators that a customer may not make payment, the Company may consider making provision for non-collectability for that particular customer. At the same time, the Company may cease further sales or services to such customer. The following are some of the factors that the Company considers in determining whether to discontinue sales, record as contra revenue or allowance for credit losses:

●	the oil price and fluctuation of the overall oil industry;
●	the customer fails to comply with its payment schedule;
●	the customer is in serious financial difficulty;
●	a significant dispute with the customer has occurred regarding job progress or other matters;
●	the customer breaches any of the contractual obligations;
●	the customer appears to be financially distressed due to economic or legal factors;
●	the business between the customer and the Company is not active; and
●	other objective evidence indicates non-collectability of the accounts receivable, other receivables and loan to third parties.

The Company considers the following factors when determining whether to permit a longer payment period or provide other concessions to customers:

●	the customer’s past payment history;
●	the customer’s general risk profile, including factors such as the customer’s size, age, and public or private status;
●	macroeconomic conditions that may affect a customer’s ability to pay; and
●	the relative importance of the customer relationship to the Company’s business.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Goodwill - Goodwill represents the excess of the purchase price over the fair value of assets acquired. The goodwill impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, goodwill of the reporting unit would be considered impaired. To measure the amount of the impairment loss, the implied fair value of a reporting unit’s goodwill is compared to the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. If the carrying amount of a reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. For each of these tests, the fair value of each of the Company’s reporting units is determined using a combination of valuation techniques, including a discounted cash flow methodology. To corroborate the discounted cash flow analysis performed at each reporting unit, a market approach is utilized using observable market data such as comparable companies in similar lines of business that are publicly traded or which are part of a public or private transaction (to the extent available). Step 1 of the goodwill impairment test, used to identify potential impairment, compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value, which is based on future cash flows, exceeds the carrying amount, goodwill is not considered impaired. If the carrying amount exceeds the fair value, the Step 2 must be performed to measure the amount of the impairment loss, if any. The Company has adopted Accounting Standards Updates (“ASU”) 2017-04, simplifying the Test for Goodwill Impairment, which permits the Company to impair the difference between carrying amounts in excess of the fair value of the reporting unit as the reduction in goodwill. ASU 2017-04 eliminates the requirement in previous GAAP to perform Step 2 of the goodwill impairment test.

Intangible assets, net – Intangible assets is composed of customer relationship, which is measured at fair value on initial recognition. Identifiable intangible assets resulting from the acquisitions of subsidiaries accounted for using the purchase method of accounting are estimated by management based on the fair value of assets received. The Company amortizes its intangible assets with definite useful lives over their estimated useful lives and reviews these assets for impairment. The Company typically amortizes its intangible assets with definite useful lives on a straight-line basis over the shorter of the contractual terms or the estimated useful lives.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Long-Lived Assets - Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is determined based on the estimated discounted future cash flows expected to be generated by the asset. Impairment for the long-lived assets was ¥nil, ¥nil and ¥768,312 ($118,973) for the years ended June 30, 2019, 2020 and 2021.

Long-term Investments

ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The main provisions require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value through earnings, unless they qualify for a measurement alternative. The new guidance requires modified retrospective application to all outstanding instruments for fiscal years beginning after December 15, 2017, with a cumulative effect adjustment recorded to opening accumulated deficit as of the beginning of the first period in which the guidance becomes effective. However, changes to the accounting for equity securities without a readily determinable fair value would be applied prospectively. The Company adopted the new financial instruments accounting standard from July 1, 2018.

-      Equity Investments with Readily Determinable Fair Values - Equity investments with readily determinable fair values are measured and recorded at fair value using the market approach based on the quoted prices in active markets at the reporting date. The Company classifies the valuation techniques that use these inputs as Level 1 of fair value measurements.

-      Equity Investments without Readily Determinable Fair Values - After the adoption of this new accounting standard, the Company elected to record equity investments without readily determinable fair values and not accounted for under the equity method at cost, less impairment, adjusted for subsequent observable price changes on a nonrecurring basis, and report changes in the carrying value of the equity investments in current earnings. Changes in the carrying value of the equity investments are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. The implementation guidance notes that an entity should make a “reasonable effort” to identify price changes that are known or that can reasonably be known.

-      Equity Investments Accounted for Using the Equity Method - The Company accounts for its equity investment over which it has significant influence but does not own a majority equity interest or otherwise control using the equity method. The Company adjusts the carrying amount of the investment and recognizes investment income or loss for share of the earnings or loss of the investee after the date of investment. The Company assesses its equity investment for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entities, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investment in privately held entities, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investment and determination of whether any identified impairment is other-than-temporary.

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Company recorded ¥nil, ¥nil and ¥nil impairment loss on its equity method investment during the years ended June 30, 2019, 2020 and 2021. The Company recorded a (¥959,905) investment loss, ¥462,879 investment income and (¥266,707) ($41,300) investment loss on its equity method investment in unconsolidated entity during the years ended June 30, 2019, 2020 and 2021.

Business Combinations - The Company accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) Topic 805 “Business Combinations”. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. Transaction

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the acquiree, the difference is recognized directly in the consolidated statements of operation and comprehensive loss. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operation and comprehensive loss.

In a business combination considered as a step acquisition, the Company remeasures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated statements of operation and comprehensive loss.

Noncontrolling Interests - For the Company’s majority-owned subsidiaries, VIEs and subsidiaries of VIEs, a noncontrolling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Company. Noncontrolling interests are classified as a separate line item in the equity section of the Company’s consolidated balance sheets and have been separately disclosed in the Company’s consolidated statements of operation and comprehensive loss to distinguish the interests from that of the Company.

Revenue Recognition – In accordance with ASC 606, “Revenue from Contracts with Customers”, revenue is recognized when all of the following five steps are met: (i) identify the contract(s) with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; (v) recognize revenue when (or as) each performance obligation is satisfied. The core principle underlying the new revenue recognition Accounting Standards Update (“ASU”) is that the Company recognizes revenue to represent the transfer of goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. The Company identifies contractual performance obligations and determines whether revenue should be recognized at a point in time or over time, based on when goods or services are provided to a customer.

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

The Company’s disaggregation of revenues for the years ended June 30, 2019, 2020 and 2021 is disclosed in Note 27.

Automation Products and Software; Equipment and Accessories

The Company generates revenues primarily through delivery of standard or customized products and equipment, including automation products, furnaces and related accessories. Revenue is recognized when products are delivered, and acceptance reports are signed off by customers.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Oilfield Environmental Protection Service

The Company provides wastewater treatment products and related service to oilfield and chemical industry companies and generates revenue from special equipment, self-developed chemical products and supporting service, transfer. Revenue is recognized when contract obligations have been performed. For such sales arrangements, the Company recognizes revenue when products are delivered, on-site assistance services rendered, and acceptance reports are signed off by customers. Such method is adopted because the Company believes it best depicts the transfer of services to the customer.

The Company provides oily sludge disposal and treatment services to oilfield companies and generates revenue from treatment services of oily sludge. Revenue is recognized when contract obligations have been performed. For such sales arrangements, the Company recognizes revenue using output method, based on the percentage-of-completion method. Such method is adopted because the Company believes it best depicts the transfer of services to the customer.

Platform Outsourcing Services

The Company provides online platform development, maintenance, and operation services to gas stations around different provinces in China to complete online transactions; and API (application programming interface) port export service and related maintain services to business cooperators of different industries that may have transactions in the refueling scenario during the service contract period. The Company considered these performance obligations to be indistinguishable contractual performance obligations. As the Company has no right to get the compensation for any performances completed while not accepted by its customers, the Company can only recognize revenue at a point in time, which is when the online transaction is completed. The Company’s services enable terminal users of different mobile apps runed by its clients or cooperators to complete refueling in cash or online through different payment channels, when each transaction, including refueling and payment, is completed, the Company is entitled to charge with pre-setted rates of each transaction amount as service fee and recognize the underlying amount as revenue. Related fees are generally billed monthly, based on a per transaction basis.

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

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table provides information about contract costs and contract liabilities from contracts with customers:

	June 30,	June 30,	June 30,
	2020	2021	2021
	RMB	RMB	U.S. Dollars
Contract costs	¥31,537,586	¥48,795,906	$7,556,056
Contract liabilities	¥3,486,033	¥7,686,276	$1,190,221

Contract costs, net - The Company recognizes an asset from the costs incurred to fulfill a contract when those costs meet all of the following criteria: (i) the costs relate directly to a contract or to an anticipated contract that the Company can specifically identify; (ii) the costs generate or enhance resources of the Company that will be used in satisfying (or in continuing to satisfy) performance obligations in the future; and (iii) the costs are expected to be recovered.

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

Performance Obligations - Performance obligations include delivery of products and provision of services. The Company recognizes revenue when performance obligations under the terms of a contract with its customer are satisfied. This occurs when the control of the goods and services have been transferred to the customer. Accordingly, revenue for sale of goods is generally recognized upon shipment or delivery depending on the shipping terms of the underlying contract, and revenue for provision of services is recognized upon the service rendered. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods and providing services.

Amounts billed to customers for shipping and handling activities to fulfill the Company’s promise to transfer the goods are included in revenues, and costs incurred by the Company for the delivery of goods are classified as cost of sales in the consolidated statements of operations and comprehensive loss. Sales, value added, and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue. The Company generally offers assurance-type warranties for its products. The specific terms and conditions of those warranties vary depending upon the product. The Company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the warranty liability include historical product-failure experience and estimated repair costs for identified matters. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The amount accrued for expected returns and warranty claims was immaterial as of June 30, 2021. The amount of revenue recognized during the years ended

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2019, 2020 and 2021 that was previously included within contract liability balances was ¥122,996, ¥nil and ¥1,899,561 ($294,147), respectively.

Practical Expedients Elected

Incremental Costs of Obtaining a Contract - The Company has elected the practical expedient permitted in ASC 340-40-25-4, which permits an entity to recognize incremental costs to obtain a contract as an expense when incurred if the amortization period will be less than one year and not significant.

Significant Financing Component - The Company has elected the practical expedient permitted in ASC 606-10-32-18, which allows an entity to not adjust the promised amount of consideration for the effects of a significant financing component if a contract has a duration of one year or less. As the Company’s contracts are majorly less than one year in length, consideration will not be adjusted. For the Company’s contracts include a standard payment term of 90 days to 180 days; consequently, there is no significant financing component within contracts. There are also some new contracts that will not be completed within one year from year 2020, the Company did calculation and the amount was not material as end of this fiscal year.

Share-Based Compensation - Share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting on a straight–line basis over the requisite service period for the entire award. The Company has elected to recognize compensation expenses using the valuation model estimated at the grant date based on the award’s fair value.

Research and Development Expenses - Research and development expenses relating to improving development efficiency and the quality of the Company’s products and services, including the design of downhole automation platform systems and chemical products used for waste water treatment, are expensed as incurred.

Shipping and Handling Costs - Shipping and handling cost incurred to ship products to customers are included in selling and distribution expenses. Shipping and handling expenses were ¥749,719, ¥257,573 and ¥444,824 ($68,881) for the years ended June 30, 2019, 2020 and 2021, respectively.

Leases - The Company follows FASB ASC No. 842, Leases (“Topic 842”). The Company leases office spaces, which are classified as operating leases in accordance with Topic 842. Under Topic 842, lessees are required to recognize the following for all leases (with the exception of short-term leases, usually with initial term of 12 months or less) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use (“ROU”) asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The ROU asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All ROU assets are reviewed for impairment annually. There was no impairment for ROU lease assets as of June 30, 2020 and 2021.

Investment Payable – Investment payable is comprised of obligations due to the investee for the purchase of equity interest in the ordinary course of investment.

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

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position would be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. The Company has no uncertain tax position as of June 30, 2020 and 2021.

As of June 30, 2021, the tax years ended December 31, 2016 through December 31, 2020 for the Company’s People’s Republic of China (“PRC”) subsidiaries remain open for statutory examination by PRC tax authorities.

Comprehensive Loss - Comprehensive loss consists of two components, net loss and other comprehensive income (loss). The foreign currency translation gain or loss resulting from the translation of the financial statements expressed in US$ to RMB is reported in other comprehensive (income) loss in the consolidated statements of operations and comprehensive loss.

Loss per Share - Loss Per Share (“EPS”) is computed by dividing net loss by the weighted average number of Class A Ordinary Shares outstanding. Diluted EPS are computed by dividing net loss by the weighted-average number of Class A Ordinary Shares and dilutive potential Class A Ordinary Share equivalents outstanding.

Potentially dilutive Class A Ordinary Shares consist of Class A Ordinary Shares issuable upon the conversion of ordinary stock options, restricted shares and warrants (using the treasury stock method). The effect from options, restricted shares and warrants would have been anti-dilutive due to the fact that the Company incurred a net loss for the years ended June 30, 2019, 2020 and 2021.

Warrants - The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own Class A Ordinary Shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations.

Convertible Notes Payable - In accordance with ASC 470 Debt with conversion and other options, the Company allocated the proceeds from the convertible notes between debt and equity elements, the company measured the debt component at its fair value, and allocated the remaining proceeds to the equity component in additional paid in capital, as the fair value of equity component is immaterial, the Company allocated the entire proceeds to the debt component. Upon issuance of the shares to settle the obligation, equity is increased by the amount of the liability and no gain or loss is recognized for the difference between the average and the ending market price.

Recently Issued Accounting Pronouncements

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

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

NOTE 4. TRADE ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	June 30,	June 30,	June 30,
	2020	2021	2021
Third Parties	RMB	RMB	U.S. Dollars
Trade accounts receivable	¥51,679,627	¥31,669,331	$4,904,001
Allowance for credit losses	(3,435,612)	(4,982,443)	(771,531)
Total third-parties, net	¥48,244,015	¥26,686,888	$4,132,470

	June 30,	June 30,	June 30,
	2020	2021	2021
Related Party	RMB	RMB	U.S. Dollars
Urumqi Yikeli Automatic Control Equipment Co., Ltd.	¥3,409,912	¥—	$—
Allowance for credit losses	(340,992)	—	—
Total related-party, net	¥3,068,920	¥—	$—

	June 30,	June 30,	June 30,
	2020	2021	2021
Third Parties- long-term	RMB	RMB	U.S. Dollars
Trade accounts receivable	¥2,072,900	¥4,332,984	$670,963
Allowance for credit losses	(2,072,900)	(4,332,984)	(670,963)
Total third-parties, net	¥—	¥—	$—

Provision for credit losses of accounts receivable due from third parties was ¥392,929, ¥2,204,170 and ¥3,730,606 ($577,685) for the years ended June 30, 2019, 2020 and 2021, respectively.

The increase in for credit losses of accounts receivable due from third parties was mainly resulted by additional provision made for long outstanding account receivables. The payments of the Company’s outstanding balances were extended by our oilfield customers, hence, on a prudent basis, the Company recorded allowance for credit losses according to its general accounting policy. Currently, the Company makes great efforts to prevent any not-collection of receivables from our customers, approximately 44.8%, or ¥16,111,105 ($2,494,808) of outstanding balance as of June 30, 2020 has been collected as of the date of the report.

Provision for credit losses made for accounts receivable due from related-party was ¥nil and ¥340,992 for the years ended June 30, 2019 and 2020, respectively, while net recovery of provision for credit losses made for accounts receivable due from related-party was ¥340,992 ($52,803) for the year ended June 30, 2021. The Company records allowance for credit losses of related-party according to

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

its general accounting policy, while the Company also makes great efforts to prevent any not-collection of receivables from related party. The outstanding balance as of June 30, 2020 was fully collected during the year ended June 30, 2021.

Movement of allowance for credit losses is as follows:

	June 30,	June 30,	June 30,
	2020	2021	2021
	RMB	RMB	U.S. Dollars
Beginning balance	¥3,645,334	¥5,849,504	$905,796
Charge to expense	2,204,170	3,730,606	577,684
Less: write-off	—	(254,853)	(39,464)
Foreign currency translation adjustments	—	(9,830)	(1,522)
Ending balance	¥5,849,504	¥9,315,427	$1,442,494

NOTE 5. NOTES RECEIVABLE

Notes receivables represented the non-interest-bearing commercial bills the Company received from the customers for the purpose of collection of sales amounts, which generally ranged from three to six months from the date of issuance. As of June 30, 2020 and 2021, notes receivable were ¥4,180,885 and ¥6,305,633 ($976,429), respectively. As of June 30, 2020 and 2021, no notes were guaranteed or collateralized. As of the date of this report, 25.0%, or ¥1,574,200 ($243,765) have been subsequently collected, and the remaining balance is expected to be collected by April 14, 2022.

NOTE 6. OTHER RECEIVABLES, NET

Other receivables, net consisted of the following:

	June 30,	June 30,	June 30,
	2020	2021	2021
Third Party	RMB	RMB	U.S. Dollars
Business advances to officers and staffs (A)	¥1,141,829	¥957,277	$148,235
Deposits for projects	1,381,081	1,982,987	307,066
VAT recoverable	3,746,435	3,562,295	551,622
Others	1,614,133	1,469,949	227,621
	7,883,478	7,972,508	1,234,544
Less: Long term portion (B)	(3,640)	(114,679)	(17,758)
Allowance for credit losses	(1,529,036)	(918,153)	(142,176)
Other receivable - current portion	¥6,350,802	¥6,939,676	$1,074,610
(A)	Business advances to officers and staffs represent advances for business travel and sundry expenses related to oilfield or on-site installation and inspection of products through customer approval and acceptance.
(B)	Long-term portion are mainly tender deposits for large-scale projects or rental contracts. These funds may not be collected back until projects are finished or contracts are completed.

Provision for credit losses of other receivables was ¥259,766 and ¥67,312 for the years ended June 30, 2019 and 2020, respectively. Net recovery of provision for credit losses of other receivables was ¥187,161 ($28,981) for the year ended June 30, 2021.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Movement of allowance for credit losses is as follows:

	June 30,	June 30,	June 30,
	2020	2021	2021
	RMB	RMB	U.S. Dollars
Beginning balance	¥1,461,724	¥1,529,036	$236,772
Balance acquired from FGS	—	151,689	23,488
Charge to (reversal of) expense	67,312	(187,161)	(28,981)
Less: write-off	—	(575,411)	(89,103)
Ending balance	¥1,529,036	¥918,153	$142,176

NOTE 7. LOANS TO THIRD PARTIES

	June 30,	June 30,	June 30,
	2020	2021	2021
	RMB	RMB	U.S. Dollars
Working fund to third party companies	¥3,200,377	¥50,476,782	$7,816,340
Allowance for credit losses	—	—	—
Total loans to third parties	¥3,200,377	¥50,476,782	$7,816,340

Loans to third-parties are mainly used for short-term funding to support the Company’s external business partners. These loans bear interest or no interest and have terms of no more than one year. The Company periodically reviewed the loans to third parties as to whether their carrying values remain realizable. The Company believes that the risk associated with the above loans are relatively low based on the evaluation of the creditworthiness of these third-party debtors and the relationships with them. As the date of the report, approximately ¥39.8 million (approximately $6.2 million) was collected by the Company and the remaining part was expected to be paid in full by end of December 2021.

NOTE 8. CONTRACT COSTS, NET

Contract costs, net consisted of the following:

	June 30,	June 30,	June 30,
	2020	2021	2021
Third Party	RMB	RMB	U.S. Dollars
Contract costs	¥31,677,348	¥53,344,816	$8,260,456
Allowance for credit losses	(139,762)	(4,548,910)	(704,400)
Total contract costs, net	¥31,537,586	¥48,795,906	$7,556,056

As of June 30, 2021, total contracts costs, net amounted to ¥48,795,906 ($7,556,056), of which 21.3%, or ¥11,253,727 ($1,742,642) have been subsequently realized as of the date of the report, and the remaining balance is expected to be utilized by March 31, 2022.

Net recovery of provision for credit losses of contract cost was ¥233,391 and ¥22,451 for the years ended June 30, 2019 and 2020, respectively. Provision for credit losses of contract was ¥4,647,802 ($719,713) for the year ended June 30, 2021. There were an increase in contract assets due to the increased pre-contract costs incurred in anticipation of obtaining planned contracts for the Company’s revenue. As the progress of these contracts was delayed by the COVID-19 pandemic, the Company records allowance for credit losses of contract cost according to its general accounting policy, while the Company also makes great efforts to prevent any unrealizable of contract costs from third parties.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Movement of allowance for credit losses of contract costs is as follows:

	June 30,	June 30,	June 30,
	2020	2021	2021
	RMB	RMB	U.S. Dollars
Beginning balance	¥162,213	¥139,762	$21,642
Charge to (reversal of) expense	(22,451)	4,647,802	719,713
Less: write-off	—	(238,654)	(36,955)
Ending balance	¥139,762	¥4,548,910	$704,400

NOTE 9. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	June 30,	June 30,	June 30,
	2020	2021	2021
	RMB	RMB	U.S. Dollars
Motor vehicles	¥4,741,366	¥5,097,921	$789,415
Office equipment and fixtures	1,436,210	1,385,084	214,481
Production equipment	30,181,761	30,559,275	4,732,109
Total property and equipment	36,359,337	37,042,280	5,736,005
Less: accumulated depreciation	(6,602,458)	(9,135,200)	(1,414,588)
Less: Impairment for property and equipment	—	(768,312)	(118,973)
Property and equipment, net	¥29,756,879	¥27,138,768	$4,202,444

Depreciation expenses was ¥1,096,772, ¥1,582,461 and ¥2,773,122 ($429,419) for the years ended June 30, 2019, 2020 and 2021, respectively.

Impairment loss for the property and equipment was ¥nil, ¥nil and ¥768,312 ($118,973) for the years ended June 30, 2019, 2020 and 2021. As one of the Company’s subsidiaries decided to change its business strategy, its current properties and equipment were not able to generate enough future cashflow. Thus the Company decided to record full impairment of those properties and equipment during the year ended June 30, 2021.

Gain from property and equipment disposal was ¥nil and 89,156 for the years ended June 30, 2019 and 2020, respectively. Loss from property and equipment disposal was ¥19,590 ($3,034) for the year ended June 30, 2021.

NOTE 10 . BUSINESS ACQUISITION AND INVESTMENT IN UNCONSOLIDATED ENTITY

(a)	Step Acquisition of Future Gas Station (Beijing) Technology, Ltd (“FGS”)

On August 21, 2018, the Company entered into a definitive investment agreement and a supplemental agreement (collectively, the “Agreement”) with FGS and the other shareholders of FGS. Following full performance under the Agreement, Recon will own 43% of FGS. As consideration for increasing its affiliates’ interest in FGS from 8% to 43%, the Company will (1) pay a total of RMB 10 million in cash to FGS and (2) issue 487,057 restricted Class A Ordinary Shares of the Company (the “Restricted Shares”) to the other shareholders of FGS within 30 days after FGS finalizes recording the Company’s corresponding interest at the local governmental agency. If FGS does not reach certain performance goals, the Company has the right to cancel all of the Restricted Shares and without further payment. The Restricted Shares are also subject to lock-up period requirements that vary for each of FGS shareholders, from one year to three years following issuance of the Restricted Shares. FGS has finalized recording Recon’s corresponding interest at the local governmental agency, and Recon has issued 487,057 Restricted Shares in total to the other shareholders of FGS in August 2018.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On September 24, 2019, the Company signed an extension agreement with FGS and the other shareholders of FGS to postpone the Agreement to provide extra period for FGS to further fulfill the goals mentioned on the supplemental agreement. During the original contract period, FGS adjusted its operation model with an advanced improvement of its mobile applications and business model. Objected user and average Gross Merchandise Volume (“GMV”) of FGS’ mobile applications have been exceeded. FGS will need an extension to deploy its business in more provinces to complete a goal of 200 more gas stations.

On March 17, 2020, the Company signed a new supplemental agreement with FGS and the other shareholders of FGS to extend another 12 months to February 2021 for FGS and its shareholders to fulfill the goals mentioned on the supplemental agreement.

As of December 31, 2020, the Company owned 43% of the equity interests of FGS. The investments are accounted for using the equity method because the Company has significant influence, but no control of FGS. The Company recorded a (¥959,905) investment loss, ¥462,879 investment income and (¥251,296) ($38,913) investment loss for the years ended June 30, 2019, 2020 and 2021 from the investment, respectively, which was included in “Income (loss) from investment in unconsolidated entity” in the consolidated statements of operations and comprehensive loss.

On February 8, 2021, and pursuant to FGS’ shareholder meeting resolution dated January 13, 2021 (“Acquisition Date”), two of the Company’s subsidiaries entered into the fourth supplemental agreement to the investment agreement with FGS and FGS’ founding shareholders to acquire 8% equity ownership of FGS, as an exchange for waiver of the requirement on FGS’ performances goal about the number of gas stations and cancellation of the related lock-up terms on the 487,057 restricted shares of the Company (reflecting the effect of one-for-five reverse stock split) issued per the agreement signed on August 21, 2018. FGS failed to complete one of the three goals set up in the investment agreement. As a consequence, the Company shall cancel one third of the 487,057 shares, which shall be 162,352 shares. According to this new arrangement, the Company waived the goals and cancellation of the shares as a deemed consideration of the 8% equity. Based on the stock price $1.61 on January 13, 2021, the fair value of the waived performance goal equals to ¥1,689,807 ($261,667). As a result, the Company owns 51% interest of FGS and this transaction was considered as a step acquisition under ASC 805 “Business Combinations”. A step acquisition gain of ¥979,254 ($151,638) arising from revaluation of previously held equity interest was recognized in the “Remeasurement gain of previously held equity interests in connection with step acquisition” in the consolidated statements of operation and comprehensive loss for the year ended June 30, 2021.

The Company retained independent appraisers to advise management in the determination of the fair value of the various assets acquired and liabilities assumed. The values assigned in these financial statements represent management’s best estimate of fair values as of the Acquisition Date.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The fair values of the identifiable assets and liabilities as at the date of the acquisitions are summarized in the following table:

	RMB	U.S. Dollars
Cash	¥471,843	$73,065
Trade accounts receivable, net	831,049	128,688
Other receivables, net	144,285	22,343
Contract costs, net	75,250	11,652
Prepaid expenses	91,132	14,112
Property and equipment, net	118,130	18,292
Intercompany receivables*	6,850,000	1,060,724
Intangible assets- customer relationship	7,000,000	1,083,951
Goodwill	6,996,895	1,083,471
Trade accounts payable	(1,032,078)	(159,817)
Other payables	(1,273,182)	(197,152)
Other payable- related parties	(479,959)	(74,322)
Deferred revenue	(39,786)	(6,161)
Accrued payroll and employees’ welfare	(1,629,519)	(252,331)
Taxes payable	(64,253)	(9,950)
Deferred tax liability	(1,050,000)	(162,592)
Total	¥17,009,807	$2,633,973

Cash considerations	—	—
Deemed equity consideration to acquire 8% equity interest in FGS	1,689,807	261,667
Fair value of previously held equity interest	30,530,000	4,727,577
Non-controlling interest	34,790,000	5,387,239
Capital contribution receivable due from non-controlling Interest	(50,000,000)	(7,742,510)
Total	¥17,009,807	$2,633,973

*Intercompany receivables from Nanjing Recon and BHD are eliminated upon consolidation.

The noncontrolling interest has been recognized at fair value net with subscription receivable on the acquisition date.

Goodwill and intangible assets

The excess of purchase price over the fair value of assets acquired and liabilities assumed of the business acquired was recorded as goodwill. The goodwill is not expected to be deductible for tax purposes.

The identifiable goodwill acquired and the carrying value as of June 30, 2021 is as follows:

	Preliminary Fair Value
	RMB	U.S. Dollars
Goodwill	¥6,996,895	$1,083,471
Less: impairment	—	—
The carrying value of goodwill as of June 30,2021	6,996,895	1,083,471

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The fair value of identified intangible assets, which is customer relationship, and its estimated useful lives is as follows:

			Average
			Useful Life
	Preliminary Fair Value		(in Years)
	RMB	U.S. Dollars
Intangible assets - customer relationship	¥7,000,000	$1,083,951	10
Less: accumulated amortization	(350,000)	(54,198)
Total intangible assets, net as of June 30,2021	6,650,000	1,029,754

The amortization expense of customer relationship was ¥350,000 ($54,198) for the year ended June 30, 2021.

The Company began to consolidate the financial results of FGS since January 2021, which includes ¥2,567,807 ($397,625) in net sales and ¥2,156,135 ($333,878) in net loss of FGS was reflected in the Company’s financial results for the year ended June 30, 2021.

The following unaudited pro forma condensed financial information presents the combined results of operation for the fiscal year ended June 30, 2021 of the Company and FGS.

	Pro Forma Combined
	For the year ended June 30, 2021
	Recon	FGS	Combined
Revenues	¥45,370,768	¥6,393,216	¥51,763,984
Net loss	(19,433,300)	(2,362,502)	(21,795,802)
Loss per common share - basis and diluted	¥(1.53)	¥(0.19)	¥(1.72)
Weighted average shares - basic and diluted	12,697,024	12,697,024	12,697,024

(b)	Investment in Starry Blockchain Energy Pte. Ltd. (“Starry”)

On June 3, 2021, Company entered into a share exchange agreement (the “Agreement”) with Starry, an innovative blockchain and sustainable energy technological company, and the controlling shareholders of Starry (the “Starry Controlling Shareholders”) to acquire 30% of the equity interest in Starry. Pursuant to the terms of the Agreement, the signing parties agreed that the value of 30% of the equity interest in Starry is $3,000,000. As consideration to acquire Starry’s 30% equity interest, the Company issued 316,345 unregistered, restricted Class A Ordinary Shares, based on $9.48 per share, the average closing price in the 30 trading days prior to signing this Agreement, to the Starry Controlling Shareholders. Fair value of the shares issued on the investment date, which was June 3, 2021, was ¥27,675,450, or $4,327,600, based on the closing price of $13.80 per share. As of June 30, 2021, the Company recorded an investment loss of ¥15,411 ($2,386) during the year ended June 30, 2021.

NOTE 11. LEASES

Effective July 1, 2019, the Company adopted the new lease accounting standard. Adoption of this standard resulted in the recording of operating lease ROU assets and corresponding operating lease liabilities of ¥1,228,963 ($190,305) and ¥1,228,963 ($190,305), respectively, as of July 1, 2019 with no impact on accumulated deficit. Financial position for reporting periods beginning on or after July 1, 2019, are presented under the new guidance, while prior period amounts are not adjusted and continue to be reported in accordance with previous guidance.

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

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The table below presents the operating lease related assets and liabilities recorded on the balance sheets:

	June 30,	June 30,	June 30,
	2020	2021	2021
	RMB	RMB	U.S. Dollars
Rights of use lease assets	¥2,549,914	¥7,925,930	$1,227,332

Operating lease liabilities – current	1,328,976	2,226,832	344,825
Operating lease liabilities – non-current	1,210,088	4,792,101	742,058
Total operating lease liabilities	¥2,539,064	¥7,018,933	$1,086,883

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of June 30, 2021:

	June 30, 2020	June 30, 2021
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	2.57	2.59
Weighted average discount rate	5%	5%

Operating lease costs and short-term lease costs for the year ended June 30, 2020 were ¥1,348,742 and ¥1,142,417, respectively.

Operating lease costs and short-term lease costs for the year ended June 30, 2021 were ¥2,034,105 ($314,982) and ¥1,291,685 ($200,018), respectively.

The following is a schedule, by years, of maturities of lease liabilities as of June 30, 2021:

Twelve months ending June 30,	RMB	U.S. Dollars
2022	¥3,820,677	$591,633
2023	3,002,494	464,937
2024	1,953,178	302,449
Total lease payments	8,776,349	1,359,019
Less: imputed interest	(459,947)	(71,223)
Less: prepayments	(1,297,469)	(200,913)
Present value of lease liabilities	7,018,933	1,086,883
Less: operating lease liabilities – current	(2,226,832)	(344,825)
Operating lease liabilities – non-current	¥4,792,101	$742,058

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12. OTHER PAYABLES

Other payables consisted of the following:

	June 30,	June 30,	June 30,
	2020	2021	2021
Third Parties	RMB	RMB	U.S. Dollars
Service	¥1,685,449	¥7,940,481	$1,229,586
Distributors and employees	273,968	1,488,329	230,468
Accrued expenses	402,699	206,051	31,907
Others	247,370	227,901	35,290
Total	¥2,609,486	¥9,862,762	$1,527,251

	June 30,	June 30,	June 30,
	2020	2021	2021
Related Parties	RMB	RMB	U.S. Dollars
Expenses paid by the major shareholders	¥3,752,353	¥1,594,543	$246,916
Due to family members of the owners of BHD and FGS	485,000	545,159	84,418
Due to management staff for costs incurred on behalf of the Company	260,965	260,965	40,410
Total	¥4,498,318	¥2,400,667	$371,744

NOTE 13. TAXES PAYABLE

Taxes payable consisted of the following:

	June 30,	June 30,	June 30,
	2020	2021	2021
	RMB	RMB	U.S. Dollars
VAT payable	¥660,278	¥643,896	$99,707
Income tax payable	440,030	440,030	68,139
Other taxes payable	7,980	165,068	25,561
Total taxes payable	¥1,108,288	¥1,248,994	$193,407

NOTE 14. SHORT-TERM BANK LOANS

Short-term bank loans consisted of the following:

	June 30,	June 30,	June 30,
	2020	2021	2021
	RMB	RMB	U.S. Dollars
Bank of Nanjing (1)	¥2,500,000	¥4,000,000	$619,401
Beijing Rural Commercial Bank (2)	6,000,000	10,000,000	1,548,502
Industrial and Commercial Bank of China (3)	1,020,000	—	—
China Construction Bank (4)	—	1,000,000	154,850
Total short-term bank loans	¥9,520,000	¥15,000,000	$2,322,753
(1)	On June 1, 2020, the Company entered into a loan agreement with Bank of Nanjing to borrow ¥2,500,000 ($387,126) as working capital for one year, with maturity date of May 21, 2021. The loan was repaid in full upon maturity.

On June 23, 2020, the Company entered into another loan agreement with Bank of Nanjing to borrow ¥1,500,000 ($232,275) as working capital for one year. The Company made the withdraw in an amount of ¥1,500,000 ($232,275) on July 1, 2020, which will be due on July 1, 2021. The loan was repaid in full upon maturity.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On June 21, 2021, the Company entered into another loan agreement with Bank of Nanjing to borrow ¥2,500,000 ($387,126) as working capital for one year, with maturity date of June 17, 2022.

All these loans bear a fixed interest rate of 4.35% per annum and are guaranteed by one of the founders of the Company.

(2)	On April 23, 2020, the Company entered into a loan agreement with Beijing Rural Commercial Bank to borrow ¥6,000,000 ($929,101) as working capital for one year. The Company made the withdraw in an amount of ¥6,000,000 ($929,101) on April 30, 2020, which will be due on April 29, 2021. The loan bears a fixed interest rate of 5.655% per annum. The loan was guaranteed by one of the founders of the Company and he also pledged self-owned housing property with carrying value of approximately RMB 15.6 million ($2,416,592) as collateral for this loan. The loan was repaid in full upon maturity.

On April 15, 2020, the Company entered into a loan agreement with Beijing Rural Commercial Bank to borrow ¥ 10,000,000 ($1,548,502) as working capital for one year. The Company made the first withdraw in an amount of ¥ 5,600,000 ($867,161) on April 23, 2021, which will be due on April 20, 2022. The Company made second withdraw in an amount of ¥ 4,400,000 ($681,341) on May 18, 2021, which will be due on May 11, 2022. The loan bears a fixed interest rate of 4.6% per annum. The loan is guaranteed by one of the founders of the Company and he also pledged self-owned housing property with carrying value of approximately RMB 17.6 million ($2,722,267) as collateral for this loan.

(3)	On May 22, 2020, the Company entered into a loan agreement with Industrial and Commercial Bank of China to borrow ¥1,020,000 ($157,947) as working capital for six months, with maturity date of November 18, 2020. The loan bears a fixed interest rate of 4.45% per annum. The loan was repaid in full upon maturity.

On November 19, 2020, the Company entered into another loan agreement with Industrial and Commercial Bank of China to borrow ¥1,020,000 ($157,947) as working capital for six months, with maturity date of May 18, 2021. The loan bears a fixed interest rate of 3.85% per annum. The loan was repaid in full upon maturity.

(4)	On July 10, 2020, the Company entered into a loan agreement with China Construction Bank to borrow ¥1,000,000 ($154,850) as working capital for one year, with maturity date of July 10, 2021. The loan bears a fixed interest rate of 4.0525% per annum. The loan was repaid in full upon maturity.

Interest expense for the short-term bank loans was ¥2,749, ¥203,049 and ¥602,124 ($93,239) for the years ended June 30, 2019, 2020 and 2021, respectively.

NOTE 15. SHORT-TERM BORROWINGS

Short-term borrowings due to third parties consisted of the following:

	June 30,	June 30,	June 30,
	2020	2021	2021
Short-term borrowings due to third parties:	RMB	RMB	U.S. Dollars
Short-term borrowing, 15% annual interest, due on September 23, 2021	¥200,000	¥230,000	$35,616
Short-term borrowing, interest-free, due on May 12, 2022	—	200,000	30,970
Short-term borrowing, interest-free, due on June 21, 2022	—	100,000	15,485
Total short-term borrowings due to third parties	¥200,000	¥530,000	$82,071

Interest expense for short-term borrowings due to third parties were ¥ 81,096, ¥nil and ¥ 30,000 ($4,646) for the years ended June 30, 2019, 2020 and 2021, respectively.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Short-term borrowings due to related parties consisted of the following:

	June 30,	June 30,	June 30,
	2020	2021	2021
Short-term borrowings due to related parties:	RMB	RMB	U.S. Dollars
Short-term borrowing from a Founder, 5.65% annual interest, due on December 19, 2020*	¥5,008,640	¥—	$—
Short-term borrowing from a Founder, 4.55% annual interest, due on March 25, 2021*	4,002,106	—	—
Short-term borrowing from a Founder, interest-free, due on September 24, 2020*	450,000	—	—
Short-term borrowing from a Founder’s family member, interest-free, due on December 31, 2020*	770,000	—	—
Short-term borrowing from a Founder, 4.35% annual interest, due on December 21, 2021	—	5,006,042	775,187
Short-term borrowing from a Founder, 4.35% annual interest, due on March 25, 2022	—	4,000,000	619,401
Short-term borrowing from a Founder’s family member, 0% annual interest, due on December 31, 2021	—	670,000	103,750
Short-term borrowing from a Founder’s family member, 0% annual interest, due on March 24, 2022	—	3,000,000	464,550
Total short-term borrowings due to related parties	¥10,230,746	¥12,676,042	$1,962,888

No short-term borrowings due to related parties were guaranteed or collateralized at June 30, 2020 and 2021.

Interest expense for short-term borrowings due to related parties was ¥ 508,474, ¥ 506,358 and ¥ 433,281 ($67,094) for the years ended June 30, 2019, 2020 and 2021, respectively.

*    The Company repaid the loans in full on maturity date.

NOTE 16. LONG-TERM BORROWINGS DUE TO RELATED PARTY

Long-term borrowings due to related party consisted of the following:

	June 30,	June 30,	June 30,
	2020	2021	2021
Long-term borrowings due to related party:	RMB	RMB	U.S. Dollars
Long-term borrowing from a Founder, monthly payments of ¥126,135 inclusive of interest at 8.90%, ten years loan, due in November 2027.	¥8,226,599	¥7,406,617	$1,146,916
Less: current portion	(847,346)	(920,066)	(142,472)
Total long-term borrowings due to related party	¥7,379,253	¥6,486,551	$1,004,444

No long-term borrowings due to related party were guaranteed or collateralized at June 30, 2020 and 2021.

Interest expense for long-term borrowings due to related party was ¥ 826,895, ¥763,220 and ¥693,641 ($107,410) for the years ended June 30, 2019, 2020 and 2021, respectively.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The future maturities of long-term borrowings due to related party at June 30, 2021 are as follows:

Twelve months ending June 30,	RMB	U.S. Dollars
2022	¥920,066	$142,472
2023	975,474	151,052
2024	1,065,921	165,058
2025	1,164,755	180,363
2026	1,272,753	197,086
Thereafter	2,007,648	310,885
Total	¥7,406,617	$1,146,916

NOTE 17. CLASS A ORDINARY SHARES

Stock offering

On August 21, 2018, the Company entered into a definitive investment agreement and a supplemental agreement (collectively, the “Agreement”) with FGS and the other shareholders of FGS. Following full performance under the Agreement, Recon will own 43% of FGS. As consideration for increasing its affiliates’ interest in FGS from 8% to 43%, the Company will (1) pay a total of RMB 10 million in cash to FGS and (2) issue 487,057 restricted Class A Ordinary Shares of the Company (the “Restricted Shares”) to the other shareholders of FGS within 30 days after FGS finalizes recording the Company’s corresponding interest at the local governmental agency. If FGS does not reach certain performance goals, the Company has the right to cancel without further payment part or all of the Restricted Shares. The Restricted Shares are also subject to lock-up period requirements that vary for each FGS shareholder, from two and a half years to four and a half years following issuance of the Restricted Shares under the supplemental agreement dated March 17, 2020. FGS has finalized recording Recon’s corresponding interest at the local governmental agency, and Recon issued 487,057 Restricted Shares in total to the other shareholders of FGS at a price of $6.4375 per restricted share on September 21, 2018.

On December 10, 2019, the Company’s Board approved to effect a one-for-five reverse stock split of its Class A Ordinary Shares (the “Reverse Stock Split”) with the market effective date of December 27, 2019, such that the number of the Company’s Class A Ordinary Shares is decreased from 100,000,000 to 20,000,000 and the par value of each Class A Ordinary Share is increased from US$0.0185 to US$0.0925. As a result of the Reverse Stock Split, each five pre-split Class A Ordinary Shares outstanding were automatically combined and converted to one issued and outstanding Class A Ordinary Share without any action on the part of the shareholder. No fractional Class A Ordinary Shares were issued to any shareholders in connection with the reverse stock split. Each shareholder was entitled to receive one Class A Ordinary Share in lieu of the fractional share that would have resulted from the reverse stock split. As of December 26, 2019 (immediately prior to the effective date), there were 23,049,639 Class A Ordinary Shares outstanding, and the number of Class A Ordinary Shares outstanding after the Reverse Stock Split is 4,611,720, taking into account of the effect of rounding fractional shares into whole shares. In addition, all options and any other securities of the Company outstanding immediately prior to the Reverse Stock Split (to the extent they don’t provide otherwise) will be appropriately adjusted by dividing the number of Class A Ordinary Shares into which the options and other securities are exercisable by 5 and multiplying the exercise price thereof by 5, as a result of the Reverse Stock Split.

On May 21, 2020 and June 26, 2020, the Company and certain institutional investors (the “Purchasers”) entered into certain securities purchase agreements, pursuant to which the Company sold to such Purchasers an aggregate of 911,112 and 1,680,000 Class A Ordinary Shares, respectively, par value $0.0925 per share in a registered direct offering and warrants to purchase up to 911,112 and 1,680,000 Class A Ordinary Shares in a concurrent private placement, respectively, for gross proceeds of approximately $2.1 million and $2.1 million, respectively, before deducting the placement agent’s fees and other estimated offering expenses of approximately $0.3 million and $0.2 million, respectively. The net proceeds from these purchase agreements were approximately $1.7 million and $1.9 million, respectively.

On April 5, 2021, the Company held its annual general meeting of shareholders (the “Annual Meeting”) for the fiscal year ended June 30, 2020. At the Annual Meeting, the Company’s shareholders approved a special resolution that the authorized share capital of the Company be amended from US$1,850,000 divided into 20,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0925

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

each, to US$15,725,000 divided into 150,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0925 each, and 20,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0925 each. The change from Ordinary Shares to Class A Ordinary Shares is reflected with the NASDAQ Capital Market and in the marketplace at the open of business on April 12, 2021, whereupon the Class A Ordinary Shares began trading. The Company’s Class A Ordinary Shares will continue to trade on the NASDAQ Capital Market under the symbol “RCON” and under the CUSIP Number of G7415M124. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members. Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall be entitled to fifteen (15) votes on all matters subject to vote at general meetings of the Company.

On June 14, 2021, the Company and certain institutional investors (the “Purchasers”) entered into that certain securities purchase agreement (the “Purchase Agreement”), pursuant to which the Company agreed to sell to such Purchasers an aggregate of 6,014,102 Class A Ordinary Shares, par value $0.0925 per share and 2,800,000 pre-funded warrants (the “Pre-Funded Warrants”) to purchase Class A Ordinary Shares in a registered direct offering, and warrants to purchase up to 8,814,102 Class A Ordinary Shares (the “Warrants”) in a concurrent private placement, for gross proceeds of approximately $55.0 million (the “Offering”) before deducting the placement agent’s fees and other offering expenses in an aggregate amount of ¥30,408,264, or $4.7 million.

The following table summarizes the Company’s Pre-Funded Warrants activities and status of Pre-Funded Warrants at June 30, 2021:

		Weighted	Average
		Average	Remaining
	Pre-Funded	Exercise Price	Period
Pre-Funded Warrants	Warrants	Per Share	(Years)
Outstanding as of June 30, 2019	—	$—	—
Issued	—	—	—
Forfeited	—	—	—
Exercised	—	—	—
Expired	—	—	—
Outstanding as of June 30, 2020	—	$—	—
Issued	2,800,000	0.01	—
Forfeited	—	—	—
Exercised	(1,330,000)	0.01	—
Expired	—	—	—
Outstanding as of June 30, 2021	1,470,000	$0.01	5.38

Appropriated Retained Earnings

According to the Memorandum and Articles of Association, the Company is required to transfer a certain portion of its net profit, as determined under PRC accounting regulations, from current net income to the statutory reserve fund. In accordance with the PRC Company Law, companies are required to transfer 10% of their profit after tax, as determined in accordance with PRC accounting standards and regulations, to the statutory reserves until such reserves reach 50% of the registered capital or paid-in capital of the companies. As of June 30, 2020 and 2021, the balance of total statutory reserves was ¥4,148,929 and ¥4,148,929 ($642,462), respectively.

NOTE 18. COMMON STOCK PURCHASE WARRANTS ISSUED TO INVESTORS

In May and June 2020, the Company consummated two offerings. In connection with the offering, the Company issued to the investors warrants to purchase an aggregate of 911,112 common shares at an exercise price of $2.25 per common share, which was amended to $1.25 per common share on the second offering on June 30, 2020. These warrants are exercisable at any time, and from time to time, in whole or in part, commencing on May 26, 2020 and expire on November 25, 2025. The fair value of these warrants, using the Black-Scholes option pricing model, on the date of issuance was $1,689,389. Variables used in the option-pricing model include (1) risk-free interest rate at the date of grant (0.40%), (2) expected warrant life of 5.5 years, (3) expected volatility of 99.50%, and (4) expected dividend yield of 0. As of June 30, 2021, all warrants were exercised and all the underlying shares were issued.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In June 2020, the Company issued to the investors warrants to purchase an aggregate of 1,680,000 common shares at an exercise price of $1.25 per common share. These warrants are exercisable at any time, and from time to time, in whole or in part, commencing on June 30, 2020 and expire on December 30, 2025. The fair value of these warrants, using the Black-Scholes option pricing model, on the date of issuance was $1,639,333. Variables used in the option-pricing model include (1) risk-free interest rate at the date of grant (0.35%), (2) expected warrant life of 5.5 years, (3) expected volatility of 104.26%, and (4) expected dividend yield of 0. As of June 30, 2021, all warrants were exercised.

In June 2021, the Company issued to some institutional investors warrants to purchase an aggregate of up to 8,814,102 Class A Ordinary Shares. The warrants are subject to deemed-liquidation redemption features and are therefore classified as a liability in accordance with FASB ASC 480. The warrant liability is re-valued at each reporting period with the change in fair value recorded through earnings. The Company established the initial fair value of the warrants at $34,860,000. As of June 30, 2021, the fair value of the warrant liability was $29,520,000. During the period from June 14, 2021 (date of initial measurement) through June 30, 2021, there was change in fair value of warrant liability in an aggregate amount of $5,340,000 recorded as a part of offset to the Company’s net loss for the year.

The key inputs into the Black-Scholes model were as follows at their measurement dates:

		June 14, 2021
	June 30,	(Initial
	2021	measurement)
Input
Stock price	$4.33	$5.01
Risk-free interest rate	0.95%	0.90%
Volatility	111%	111%
Exercise price	$6.24	$6.24
Warrant life	5.5 years	5.5 years

The following table presents information about the Company’s warrants that were measured at fair value on a recurring basis as of June 30, 2021, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.

		Quoted Prices In	Significant Other	Significant Other
	June 30,	Active Markets	Observable Inputs	Unobservable Inputs
Description	2021	(Level 1)	(Level 2)	(Level 3)

Liabilities:
Warrant liability	$29,520,000	$—	$—	$29,520,000

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the Company’s Warrants activities and status of Warrants at June 30, 2021:

		Weighted	Average
		Average	Remaining
		Exercise Price	Period
Warrants	Warrants	Per Share	(Years)
Outstanding as of June 30, 2019	—	$—
Issued	2,591,112	1.25
Forfeited	—	—
Exercised	—	—
Expired	—	—
Outstanding as of June 30, 2020	2,591,112	$1.25	5.5
Issued	8,814,102	6.24
Forfeited	—	—
Exercised	(2,591,112)	1.25
Expired	—	—
Outstanding as of June 30, 2021	8,814,102	$6.24	5.38

NOTE 19. CONVERTIBLE NOTES PAYABLE

On November 25, 2020, the Company and certain accredited investors (the “Investors”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) pursuant to which the Company sold to the Investors, and the Investors purchased from the Company, in an unregistered private transaction, convertible promissory notes (the “Convertible Notes”) with an aggregate principal amount of $6,485,000, convertible into Class A Ordinary Shares, $0.0925 par value per share of the Company at a rate of $0.71 per Class A Ordinary Share, upon the terms and subject to the limitations and conditions set forth in such Convertible Notes.

The Convertible Notes bears interest at a rate of 12% per year and will have a term of six (6) months. The Company will repay the Convertible Notes principal and interest in six (6) equal monthly payments, subject to earlier conversion or repayment. The Holders have the right to convert the Convertible Notes, and the Company has the right to repay the Convertible Notes without penalty, in whole or in part during the term of the Notes. In the event of such early conversion or repayment, the Company has the right to make such payment in shares, cash, or combination of shares and cash, and the amount payable will equal the amount of accrued and outstanding principal and interest on such repaid amount, and the Company will not have any make-whole obligations. Assuming payment of principal and interest entirely in Class A Ordinary Shares and no early conversion or repayment, the Company would issue up to an aggregate of Class A 9,466,137 Ordinary Shares in connection with the Convertible Notes.

On January 28, 2021, the Company received the conversion notices from the Investors, and Class A Ordinary Shares totaling 9,225,338 were issued by the Company to the Investors equaling principal and interests amounted to $6,549,990, after the issuance, all the outstanding principle and interests have been converted.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20. STOCK-BASED COMPENSATION

Stock-Based Awards Plan

The following is a summary of the stock options activity:

		Weighted
		Average
		Exercise Price
Stock Options	Shares	Per Share
Outstanding as of June 30, 2019	163,120	$15.20
Granted	—	—
Forfeited	—	—
Exercised	—	—
Expired	53,600	25.75
Outstanding as of June 30, 2020	109,520	$10.02
Granted	—	—
Forfeited	—	—
Exercised	—	—
Expired	—	—
Outstanding as of June 30, 2021	109,520	$10.02

The following is a summary of the status of options outstanding and exercisable at June 30, 2021:

Outstanding Options			Exercisable Options
		Average			Average
		Remaining			Remaining
Average Exercise		Contractual	Average Exercise		Contractual
Price	Number	life (Years)	Price	Number	life (Years)
$14.80	29,520	0.74	$14.80	29,520	0.74
$8.25	80,000	3.59	$8.25	80,000	3.59
109,520

The Share-based compensation expense recorded for stock options granted were all ¥nil for years ended June 30, 2019, 2020 and 2021, respectively. No unrecognized share-based compensation for stock options as of June 30, 2021.

Restricted Shares to Senior Management

As of June 30, 2021, the Company has granted restricted shares of common stock to senior management and employees as follows:

On October 13, 2017, the Company granted 180,000 restricted shares to its employees as compensation cost for awards. The fair value of the restricted shares was $919,800 based on the closing stock price $5.11 at October 13, 2017. These restricted shares will vest over three years with one-third of the shares vesting every year from the grant date. All granted shares under this plan are fully vested on October 13, 2020.

On August 21, 2018, the Company granted 391,200 restricted shares to its employees as compensation cost for awards. The fair value of the restricted shares was $2,523,240 based on the closing stock price $6.45 at August 21, 2018. These restricted shares will vest over three years with one-third of the shares vesting every year from the grant date. As of June 30, 2021, 260,800 shares were vest and 130,400 will not be vested until August 21, 2021. On September 03,2021, all vested shares were issued.

858,667, 250,086 and 188,662 restricted shares were issued and outstanding for the years ended June 30, 2019, 2020 and 2021, respectively, for all the plans mentioned above.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The share-based compensation expense recorded for restricted shares issued for management was ¥21,288,204, ¥7,944,835 and ¥6,140,037 ($950,786) for the years ended June 30, 2019, 2020 and 2021, respectively. The total unrecognized share-based compensation expense of restricted shares issued for management and employees as of June 30, 2021 was approximately ¥0.8 million ($0.1 million), which is expected to be recognized over a weighted average period of approximately 0.14 years.

Restricted Shares for service

As of June 30, 2021, the Company has granted restricted Class A Ordinary Shares to consultants as follows:

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

The Share-based compensation expense recorded for restricted shares issued for service was ¥845,781, ¥33,927 and ¥nil for the years ended June 30, 2019, 2020 and 2021, respectively. The total unrecognized share-based compensation expense of restricted shares issued for service as of June 30, 2021 was approximately ¥nil.

Following is a summary of the restricted shares granted:

Restricted stock grants	Shares
Non-vested as of June 30, 2019	821,644
Granted	—
Vested	(500,844)
Non-vested as of June 30, 2020	320,800
Granted	—
Vested	(190,400)
Non-vested as of June 30, 2021	130,400

The following is a summary of the status of restricted stock at June 30, 2021:

Outstanding Restricted Shares
		Average
		Remaining
Fair Value per		Amortization
Share	Number	Period (Years)
$6.45	130,400	0.14
	130,400

All the outstanding balances of 130,400 restricted shares were vested by August 2021 and issued on September 3, 2021.

NOTE 21. INCOME TAX

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

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As approved by the domestic tax authority in the PRC, BHD was recognized as a government-certified high-technology company on November 25, 2009 and is subject to a reduced income tax rate of 15% through November 25, 2018. BHD reapplied for a high-technology company certificate, and the new certificate was approved as October 31, 2018 and will expire on October 31, 2021.

Gain (loss) before provision for income taxes consisted of:

	For the years ended June 30,
	2019	2020	2021	2021
	RMB	RMB	RMB	U.S. Dollars
Outside China areas	¥(28,447,953)	¥(10,160,525)	¥4,011,449	$621,174
China	3,064,024	(9,679,757)	(30,402,528)	(4,707,838)
Total	¥(25,383,929)	¥(19,840,282)	¥(26,391,079)	$(4,086,664)

Deferred tax asset, net is composed of the following:

	June 30,	June 30,	June 30,
	2020	2021	2021
	RMB	RMB	U.S. Dollars
Deferred tax assets:
Allowance for credit losses	¥1,180,160	¥2,137,968	$331,065
Impairment for inventory	—	160,791	24,899
Impairment loss from investment in unconsolidated entity	605,660	—	—
Net operating loss carryforwards	10,441,633	15,741,037	2,437,503
Subtotal	¥12,227,453	¥18,039,796	$2,793,467
Less: Valuation allowance	(12,162,660)	(17,427,464)	(2,698,647)
Total deferred tax assets	¥64,793	¥612,332	$94,820
Deferred tax Liability:
Accelerated amortization of intangible assets	¥(64,793)	¥(92,032)	$(14,251)
Gain on the previously held equity method investment	—	(146,888)	(22,746)
Recognition of customer relationship arising from business combinations	—	(997,500)	(154,463)
Total deferred tax liability	¥(64,793)	¥(1,236,420)	(191,460)
Deferred tax liability, net	¥—	¥(624,088)	$(96,640)

Following is a reconciliation of income tax expense (benefit) at the effective rate to income tax at the calculated statutory rates:

	For the years ended June 30,
	2019	2020	2021	2021
	RMB	RMB	RMB	U.S. Dollars
Income tax benefits calculated at PRC statutory rates	¥(6,318,111)	¥(4,960,454)	¥(6,597,770)	$(1,021,666)
Nondeductible expenses and others	(56,127)	232,213	338,058	52,348
Effect of tax rate differential	6,378,169	2,008,824	626,245	96,974
Benefit of revenue exempted from enterprise income tax	(279,352)	(266,548)	(57,250)	(8,865)
Change in valuation allowances	673,898	3,268,287	5,264,804	815,256
Tax refund	—	—	(98,338)	(15,227)
Provision (benefit) for income tax	¥398,477	¥282,322	¥(524,251)	$(81,180)

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company’s income tax expense (benefit) is comprised of the following:

	For the years ended June 30,
	2019	2020	2021	2021
	RMB	RMB	RMB	U.S. Dollars
Current income tax provision (benefit)	¥398,477	¥282,322	¥(98,338)	$(15,228)
Deferred income tax benefit	—	—	(425,913)	(65,952)
Expense (benefit) for income tax	¥398,477	¥282,322	¥(524,251)	$(81,180)

NOTE 22. NON-CONTROLLING INTEREST

Non-controlling interest consisted of the following:

	As of June 30, 2020
		Nanjing	Gan Su	Qinghai
	BHD	Recon	BHD	BHD	Total	Total
	RMB	RMB	RMB	RMB	RMB	U.S. Dollars
Paid-in capital	¥1,651,000	¥200,000	¥4,755,000	¥—	¥6,606,000	$934,406
Unappropriated retained earnings	3,477,493	3,616,002	(2,100,871)	(953,395)	4,039,229	571,342
Accumulated other comprehensive loss	(18,850)	(11,853)	—	—	(30,703)	(4,343)
Total non-controlling interests	¥5,109,643	¥3,804,149	¥2,654,129	¥(953,395)	¥10,614,526	$1,501,405

	As of June 30, 2021
		Nanjing	Gan Su	Qinghai
	BHD	Recon	BHD	BHD	FGS	Total	Total
	RMB	RMB	RMB	RMB	RMB	RMB	U.S. Dollars
Paid-in capital	¥1,651,000	¥200,000	¥4,805,000	¥—	¥—	¥6,656,000	$1,030,683
Capital contribution receivable due from non-controlling Interest	—	—	—	—	(50,000,000)	(50,000,000)	(7,742,510)
Unappropriated retained earnings	3,477,493	3,616,002	(4,106,883)	(1,442,443)	(539,034)	1,005,135	155,645
Accumulated other comprehensive loss	(18,850)	(11,853)	—	—	—	(30,703)	(4,754)
Noncontrolling interest recognized upon business acquisiton	—	—	—	—	34,790,000	34,790,000	5,387,238
Total non-controlling interests	¥5,109,643	¥3,804,149	¥698,117	¥(1,442,443)	(15,749,034)	¥(7,579,568)	$(1,173,698)

The Company received capital contribution from non-controlling shareholders of Gan Su BHD amounted to ¥850,000, ¥405,000 and ¥50,000 ($7,743) during the years ended June 30, 2019, 2020 and 2021, respectively. The Company returned ¥200,000 paid in capital back to one of the individual shareholders of Qing Hai BHD during the year ended June 30, 2019. The Company had capital contribution receivable due from non-controlling Interest of FGS amounted to ¥50,000,000 ($7,742,510) as of June 30, 2021.

NOTE 23. CONCENTRATIONS

For the year ended June 30, 2019, CNPC represented 39% and another two customers represented 24% and 12% of the Company’s revenue, respectively. At June 30, 2019, CNPC accounted for 31% and another three customers accounted for 18%, 14% and 10% of the Company’s trade accounts receivable, net, respectively.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended June 30, 2020, CNPC represented 39% and another two customers represented 31% and 17% of the Company’s revenue, respectively. At June 30, 2020, CNPC accounted for 36% and another two customers accounted for 11% and 10% of the Company’s trade accounts receivable, net, respectively.

For the year ended June 30, 2021, CNPC represented 39%, SINOPEC represented 22% of the Company’s revenue, respectively. At June 30, 2021, CNPC accounted for 29%, SINOPEC represented 13% and another two customers accounted for 19% and 14% of the Company’s trade accounts receivable, net, respectively.

NOTE 24. COMMITMENTS AND CONTINGENCY

(a)   Contingency

The Labor Contract Law of the PRC requires employers to assure the liability of severance payments if employees are terminated and have been working for the employers for at least two years prior to January 1, 2008. The employers will be liable for one month of severance pay for each year of the service provided by the employees. As of June 30, 2021, the Company estimated its severance payments of approximately ¥6.3 million ($0.9 million) which has not been reflected in its consolidated financial statements, because management cannot predict what the actual payment, if any, will be in the future.

(b)   Purchase commitment

The total future minimum purchase commitment under the non-cancellable purchase contracts as of June 30, 2021 are payable as follows:

Twelve months ending June 30,	Minimum purchase commitment
2022	¥8,099,019	$1,254,135
2023	300,000	46,455
2024	300,000	46,455
2025	300,000	46,455
2026	150,000	23,228
Thereafter	—	—
Total minimum payments required	¥9,149,019	$1,416,728

(c) Office Leases Commitment - short term

The Company entered into several non-cancellable operating lease agreements for office spaces and factories. Future payments under such leases were included in lease liabilities as disclosed in Note 11, other than those within under lease agreements within one year which are disclosed as follows as of June 30, 2021:

Twelve months ending June 30,	RMB	U.S. Dollars
2022	¥511,508	$79,207
Total	¥511,508	$79,207

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25. RELATED PARTY TRANSACTIONS AND BALANCES

Sales to related party – sales to related party consisted of the following:

	For the years ended June 30,
	2019	2020	2021	2021
	RMB	RMB	RMB	U.S. Dollars
Urumqi Yikeli Automatic Control Equipment Co., Ltd.	¥3,726,894	¥—	¥85,657	$13,264
Total revenues from related party	¥3,726,894	¥—	¥85,657	$13,264

Prepaid expenses - related parties – prepaid expenses - related parties consisted of the following:

	June 30, 2020	June 30, 2021	June 30, 2019
	RMB	RMB	U.S. Dollars
Founders	¥—	¥363,000	$56,210
Founders’ family member	—	70,000	10,840
Total prepaid expenses - related parties	¥—	¥433,000	$67,050

Leases from related parties - The Company has various agreements for the lease of office space owned by the founders and their family members. The terms of the agreement state that the Company will continue to lease the property at a monthly rent of ¥106,667 with annual rental expense at ¥1.28 million ($0.20 million).

The details of leases from related parties are as below:

			Monthly Rent	Monthly Rent
Lessee	Lessor	Rent Period	RMB	USD
Nanjing Recon	One of the Founders	April 1, 2020 - March 31, 2022	¥40,000	$6,194
BHD	One of the Founders	Jan 1, 2021- Dec 31, 2021	22,500	3,484
BHD	One of the Founders	Mar 1, 2021 - Dec 31, 2021	31,667	4,904
BHD	Founders’ family member	May 1, 2021 - Dec 31, 2021	12,500	1,936

As of June 30, 2020, the operating lease ROU assets and corresponding operating lease liabilities of leases from related parties was ¥803,503 and ¥803,503, respectively.

As of June 30, 2021, the operating lease ROU assets and corresponding operating lease liabilities of leases from related parties was ¥352,775 ($54,627) and ¥352,775 ($54,627), respectively.

Guarantee/collateral related parties - The Company’s founders provide guarantee and collateral for the Company’s short-term bank loans (see Note 14).

NOTE 26. VARIABLE INTEREST ENTITIES

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

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Summary information regarding consolidated VIEs is as follows:

	June 30, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	U.S. Dollars
ASSETS
Current Assets
Cash	¥6,388,098	¥4,293,380	$664,831
Notes receivable	4,180,885	6,305,633	976,429
Trade accounts receivable, net	44,031,079	24,762,732	3,834,514
Trade accounts receivable- related party, net	3,068,920	—	—
Inventories, net	1,985,723	3,644,522	564,355
Other receivables, net	6,342,009	5,988,641	927,342
Loans to third parties	3,200,377	1,350,000	209,048
Purchase advances, net	75,195	1,078,137	166,950
Contract costs, net	31,537,586	48,795,906	7,556,056
Prepaid expenses	42,294	—	—
Prepaid expenses- related parties	—	433,000	67,050
Total current assets	100,852,166	96,651,951	14,966,575

Property and equipment, net	29,756,879	27,138,768	4,202,444
Land use right, net	1,280,648	1,253,408	194,090
Customer relationship	—	6,650,000	1,029,754
Investment in unconsolidated entity	4,000,000	—	—
Long-term other receivables, net	3,640	114,679	17,758
Goodwill	—	6,996,895	1,083,471
Right of use assets	2,549,914	7,925,930	1,227,332
Total Assets	¥138,443,247	¥146,731,631	$22,721,424

LIABILITIES
Short-term bank loan	¥9,520,000	¥15,000,000	$2,322,753
Trade accounts payable	18,903,080	18,182,770	2,815,606
Other payables	1,115,209	2,096,830	324,695
Other payable- related parties	3,113,460	1,253,797	194,151
Advance from customers	3,486,033	7,686,276	1,190,221
Accrued payroll and employees’ welfare	850,841	1,565,898	242,480
Intercompany payables*	88,134,791	95,284,791	14,754,869
Taxes payable	1,108,265	1,249,052	193,416
Short-term borrowings	200,000	530,000	82,071
Short-term borrowings - related parties	10,230,746	12,676,042	1,962,888
Long-term borrowings - related party - current portion	847,346	920,066	142,472
Operating lease liabilities - current	1,328,976	2,226,832	344,825
Total current liabilities	138,838,747	158,672,354	24,570,447

Operating lease liabilities - non-current	1,210,088	4,792,101	742,058
Long-term borrowings - related party	7,379,253	6,486,551	1,004,444
Deferred tax liability	—	624,088	96,640
Total Liabilities	¥147,428,088	¥170,575,094	$26,413,589

*Intercompany payables are eliminated upon consolidation.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The financial performance of VIEs reported in the consolidated statement of operations and comprehensive loss for the year ended June 30, 2019 includes revenues of ¥102,384,327, operating expenses of ¥21,501,642, and net income of ¥3,500,635. The financial performance of VIEs reported in the consolidated statement of operations and comprehensive loss for the year ended June 30, 2020 includes revenues of ¥45,681,441, operating expenses of ¥20,811,514, and net loss of ¥10,563,458. The financial performance of VIEs reported in the consolidated statement of operations and comprehensive loss for the year ended June 30, 2021 includes revenues of ¥47,817,378 ($7,404,531), operating expenses of ¥33,696,978 ($5,217,984), and net loss of ¥29,155,914 ($4,514,799).

NOTE 27. SEGMENT REPORTING

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products. Based on management’s assessment, the Company has determined that it has four operating segments: automation product and software, equipment and accessories, oilfield environmental protection and platform outsourcing services.

The following tables present summary information by segment for the years ended June 30, 2019, 2020 and 2021, respectively:

	For the year ended June 30,
	2019	2020	2021	2021
	RMB	RMB	RMB	U.S. Dollars
Automation product and software	¥63,577,177	¥51,413,830	¥18,535,166	$2,870,175
Equipment and accessories	23,951,132	14,222,623	15,791,623	2,445,336
Oilfield environmental protection	14,856,018	124,198	11,043,979	1,710,162
Platform outsourcing services	—	—	2,567,807	397,625
Total revenue	¥102,384,327	¥65,760,651	¥47,938,575	$7,423,298

	For the year ended June 30, 2021
	Automation	Equipment	Oilfield	Platform
	product and	and	environmental	outsourcing
	software	accessories	protection	services	Total
	RMB	RMB	RMB	RMB	RMB
Revenue	¥18,535,166	¥15,791,623	¥11,043,979	¥2,567,807	¥47,938,575
Cost of revenue and related tax	19,942,541	11,264,971	8,045,567	1,470,468	40,723,547
Gross profit	¥(1,407,375)	¥4,526,652	¥2,998,412	¥1,097,339	¥7,215,028
Depreciation and amortization	¥277,496	¥851,612	¥2,000,952	¥20,729	¥3,150,789
Total capital expenditures	¥26,761	¥136,224	¥315,944	¥43,487	¥522,416
Timing of revenue recognition
Goods transferred at a point in time	¥18,535,166	¥15,791,623	¥9,654,418	¥2,567,807	¥46,549,014
Services rendered over time	—	—	1,389,561	—	1,389,561
Total revenue	¥18,535,166	¥15,791,623	¥11,043,979	¥2,567,807	¥47,938,575

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	For the year ended June 30, 2020
	Automation	Equipment	Oilfield	Platform
	product and	and	environmental	outsourcing
	software	accessories	protection	services	Total
	RMB	RMB	RMB	RMB	RMB
Revenue	¥51,413,830	¥14,222,623	¥124,198	¥—	¥65,760,651
Cost of revenue and related tax	38,257,914	7,683,662	212,679	—	46,154,255
Gross profit	¥13,155,916	¥6,538,961	¥(88,481)	¥—	¥19,606,396
Depreciation and amortization	¥98,756	¥683,522	¥827,422	¥—	¥1,609,700
Total capital expenditures	¥85,975	¥—	¥3,782,911	¥—	¥3,868,886
Timing of revenue recognition
Goods transferred at a point in time	¥10,871,301	¥14,222,623	¥—	¥—	¥25,093,924
Services rendered over time	40,542,529	—	124,198	—	40,666,727
Total revenue	¥51,413,830	¥14,222,623	¥124,198	¥—	¥65,760,651

	For the year ended June 30, 2019
	Automation	Equipment	Oilfield	Platform
	product and	and	environmental	outsourcing
	software	accessories	protection	services	Total
	RMB	RMB	RMB	RMB	RMB
Revenue	¥63,577,177	¥23,951,132	¥14,856,018	¥—	¥102,384,327
Cost of revenue and related tax	49,356,155	15,039,628	8,123,180	—	72,518,963
Gross profit	¥14,221,022	¥8,911,504	¥6,732,838	¥—	¥29,865,364
Depreciation and amortization	¥78,760	¥1,018,012	¥27,239	¥—	¥1,124,011
Total capital expenditures	¥162,060	¥1,573,896	¥4,606,823	¥—	¥6,342,779

Timing of revenue recognition
Goods transferred at a point in time	¥63,577,177	¥23,951,132	¥14,856,018	¥—	¥102,384,327
Services rendered over time	—	—	—	—	—
Total revenue	¥63,577,177	¥23,951,132	¥14,856,018	¥—	¥102,384,327

	June 30,	June 30,	June 30,
	2020	2021	2021
	RMB	RMB	U.S. Dollars
Total assets:
Automation product and software	¥81,743,307	¥156,435,379	$24,224,051
Equipment and accessories	61,578,632	160,299,200	24,822,364
Oilfield environmental protection	51,092,865	139,326,144	21,574,682
Platform outsourcing services	—	110,455,937	17,104,123
Total Assets	¥194,414,804	¥566,516,660	$87,725,220

NOTE 28. SUBSEQUENT EVENTS

On October 21, 2021, the Company invested RMB1 million, being a 10% equity interest holder, into a technology company focusing on gas station operation and oilfield service business.

On November 10, 2021, the Company terminated the investment agreement with Starry.

On November 10, 2021, the Company sign a service agreement with Starry Blockchain Energy Pte. Ltd. As the service consideration, the Company will issue 500,000 ordinary shares which will vest in equal monthly amounts through the end of December 31, 2021.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

These consolidated financial statements were approved by management and available for issuance on November 15, 2021, and the Company has evaluated subsequent events through this date. No subsequent events required adjustments to or disclosure in these consolidated financial statements.

NOTE 29 – CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Pursuant to the requirements of Rules 12-04(a), 5-04(c), and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirements and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiary and VIEs exceeded 25% of the consolidated net assets of the Company. Therefore, the condensed financial statements for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries and VIEs shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries and VIEs in the form of loans, advances, or cash dividends without the consent of a third party.

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries and VIEs. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries and VIEs” and the respective profit or loss as “Equity in earnings of subsidiaries and VIEs” on the condensed statements of income.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

The Company did not pay any dividend for the periods presented. As of June 30, 2021 and 2020, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except forthose which have been separately disclosed in the consolidated financial statements, if any.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

RECON TECHNOLOGY, LTD

PARENT COMPANY BALANCE SHEETS (UNAUDITED)

	As of June 30	As of June 30	As of June 30
	2020	2021	2021
	RMB	RMB	U.S. Dollars
ASSETS
Non-current assets
Investment in subsidiaries and VIEs	¥110,029,762	¥295,095,034	$45,695,526

Total assets	¥110,029,762	¥295,095,034	$45,695,526

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES	¥—	¥—	$—

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY
Class A common stock, $0.0925 U.S. dollar par value, 150,000,000 shares authorized; 7,202,832 shares and 26,868,391 shares issued and outstanding as of June 30, 2020 and June 30, 2021, respectively*	4,577,233	16,340,826	2,530,380
Class B common stock, $0.0925 U.S. dollar par value, 20,000,000 shares authorized; no shares issued and outstanding as of June 30, 2020 and June 30, 2021, respectively*	—	—	—
Additional paid-in capital	282,505,455	479,490,763	74,249,242
Accumulated deficit	(179,878,657)	(202,711,391)	(31,389,900)
Accumulated other comprehensive income	2,825,731	1,974,836	305,804
Total stockholders’ equity	110,029,762	295,095,034	45,695,526

Total liabilities and stockholders’ equity	¥110,029,762	¥295,095,034	$45,695,526

* Retrospectively restated for effect of stock split on December 27, 2019 and change into dual class structure on April 5, 2021.

RECON TECHNOLOGY, LTD

PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (UNAUDITED)

	For the years ended June 30,
	2019	2020	2021	2021
	RMB	RMB	RMB	U.S. Dollars

EQUITY IN LOSS OF SUBSIDIARIES AND VIES	¥(25,355,905)	¥(19,246,701)	¥(22,832,734)	$(3,535,654)

NET LOSS	(25,355,905)	(19,246,701)	(22,832,734)	(3,535,654)
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	1,393,843	(84,205)	(850,895)	(131,761)
COMPREHENSIVE LOSS	¥(23,962,062)	¥(19,330,906)	¥(23,683,629)	$(3,667,415)

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

RECON TECHNOLOGY, LTD

PARENT COMPANY STATEMENTS OF CASH FLOWS (UNAUDITED)

	For the years ended June 30,
	2019	2020	2021	2021
	RMB	RMB	RMB	U.S. Dollars

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	¥(25,355,905)	¥(19,246,701)	¥(22,832,734)	$(3,535,654)
Adjustments to reconcile net cash flows from operating activities:
Equity in earnings of subsidiaries and VIEs	25,355,905	19,246,701	22,832,734	3,535,654
Net cash used in operating activities	—	—	—	—

CHANGES IN CASH	—	—	—	—

CASH, beginning of year	—	—	—	—

CASH, end of year	¥—	¥—	¥—	$—