Form 20-F
period 2022-06-30
Recon Technology, Ltd
filed 2022-10-28
CIK 1442620

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2022

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

ITEM 3.              KEY INFORMATION

A. Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of operations data for the three years ended June 30, 2020, 2021 and 2022 and the consolidated balance sheet data as of June 30, 2021 and 2022 have been derived from our audited consolidated financial statements set forth in “Item 18 – Financial Statements”. The selected consolidated balance sheet data for the year ended June 30, 2018 have been derived from our audited consolidated balance sheet as of June 30, 2018, which is not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with Generally Accepted Accounting Principles in the United States of America, or U.S. GAAP.

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

(All amounts in thousands of Renminbi, except Dividend per share in U.S. dollars and Shares outstanding)

Statement of operations data:

	For the years ended June 30,
	2022	2021	2020	2019	2018
	RMB¥	RMB¥	RMB¥	RMB¥	RMB¥
Revenues	83,777,571	47,938,575	65,760,651	102,384,327	84,712,046
Loss from operations	(82,313,417)	(61,578,948)	(20,177,032)	(24,243,574)	(40,924,896)
Net income (loss) attributable to Recon Technology, Ltd	95,586,795	(22,832,734)	(19,246,701)	(25,355,905)	(44,072,321)

Loss per share*
-Basic	3.19	(1.80)	(4.16)	(6.49)	(19.19)
-Diluted	3.19	(1.80)	(4.16)	(6.49)	(19.19)

Weighted average number of Class A and Class B Ordinary Shares used in computation*
-Basic	30,002,452	12,697,024	4,624,615	3,908,833	2,296,693
-Diluted	30,002,452	12,697,024	4,624,615	3,908,833	2,296,693

* Retrospectively restated for effect of the reverse stock split on December 27, 2019

Balance sheet data:

	2022	2021	2020	2019	2018
	RMB¥	RMB¥	RMB¥	RMB¥	RMB¥
Current assets	445,617,041	488,505,185	129,281,873	97,824,268	100,834,569
Total assets	490,242,084	566,516,660	194,414,804	156,981,554	121,807,517
Current liabilities	52,878,284	76,462,604	65,181,175	42,084,370	25,991,921
Total liabilities	77,357,323	279,001,194	73,770,516	50,280,574	34,935,755
Total shareholder’s equity	420,631,729	295,095,034	110,029,762	95,615,551	76,009,832
Shares outstanding (A Shares)*	29,700,718	26,868,391	7,202,832	4,361,634	3,676,070
Shares outstanding (B Shares)**	4,100,000	—	—	—	—

* Retrospectively restated for effect of the reverse stock split on December 27, 2019

** The dual class structure divided into Class A Ordinary Shares and Class B Ordinary Shares effective on April 5, 2021

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

In January 2020, the World Health Organization declared the COVID-19 outbreak a global health emergency as the coronavirus outbreak continued to spread beyond China. In compliance with the government health emergency rules in place, we temporarily closed our offices in varies provinces in China and ceased production operations since Chinese New Year. We gradually resumed operation and production since February 10, 2020. During February and March 2020, our project performance was delayed due to compliance with government controls. Although this did not reduce the demand for our services in the long run, it did result in a delay in the timeline for performance and a temporary drop in demand. We were also limited for international travel to process and continue some oversea projects.

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

Our company and our subsidiaries, Recon Investment Ltd. (“Recon-IN”) and Recon Hengda Technology (Beijing) Co., Ltd. (“ReconBJ”) are contractually engaged with the following PRC VIE companies and their subsidiaries: Beijing BHD Petroleum Technology Co., Ltd. (“BHD”), Future Gas Station (Beijing) Technology, Ltd. (“FGS”), Nanjing Recon Technology Co., Ltd. (“Nanjing Recon”), Gan Su BHD Environmental Technology Co. Ltd. (“Gan Su BHD”), Huang Hua BHD Petroleum Equipment Manufacturing Co. Ltd. (“HH BHD”), and Qing Hai BHD New Energy Technology Co. Ltd. (“Qing Hai BHD”) (collectively, the “Domestic Companies”). As new technologies are developed, the Domestic Companies and we may need to adapt and change our products and services, our method of marketing or delivery or alter our current business in ways that may adversely affect revenue and our ability to achieve our proposed business goals. Accordingly, there is a risk that the Domestic Companies’ and our technology will not support a viable commercial enterprise.

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

In the ordinary course of business, our third-party vendors have historically required advance payments before they deliver goods and services to us that enable our operations. These advance payments are often substantial, and we dedicate a material amount of our liquidity to advance these to such third-party vendors. There is no guarantee that the services we require will be delivered, whether due to supply chain disruptions or any other reason after we provide our advance payments, and many of our vendors lack sufficient insurance to protect us against such failures to deliver. Moreover, if a third-party vendor declares bankruptcy or we engage in litigation, we be unable to recover the advance fees in their entirety, if at all.

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

Since the fiscal year ended June 30, 2017, Sinopec accounted for less than 10% of our revenues. From fiscal year 2022, as we developed new product lines, revenue from Sinopec increased and account for 28% of our revenues.

We provide products and services to CNPC under a series of agreements, each of which is terminable without notice. We first began to provide services to CNPC in 2000. CNPC accounted for approximately 50%, 39% and 39% of our revenues in the fiscal years ended June 30, 2022, 2021 and 2020, respectively, and any termination of our business relationships with CNPC would materially harm our operations.

In the fiscal year ended June 30, 2019, we had established a solid relationship with Shenhua Group Corporation Limited (“Shenhua Group”) and revenue from it in the fiscal year 2021 accounted for approximately 9% of our revenue. For fiscal year 2022, revenue from Shenhua accounted for 10% of our revenue as competition became fierce. Any termination of our business relationships with CNPC, Sinopec, Shenhua Group or any other major client would materially harm our operations.

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

We are a holding company with no operations of our own and substantially all of our operations are conducted through Nanjing Recon and BHD, hereafter referred to as the Domestic Companies, which are established as variable interest entities (“VIEs”) under the laws of the PRC. Our ability to pay dividends is dependent upon dividends and other distributions from the Domestic Companies. Chinese legal restrictions permit payment of dividends to us by the Domestic Companies only out of their respective accumulated net profits, if any, determined in accordance with Chinese accounting standards and regulations. Under Chinese law, the Domestic Companies are required to set aside a portion (at least 10%) of their after-tax net income (after discharging all cumulated loss), if any, each year for compulsory statutory reserve until the amount of the reserve reaches 50% of the Domestic Companies’ registered capital. These funds may be distributed to shareholders at the time of each Domestic Company’s wind-up. Payments of dividends by Domestic Companies to us are also subject to restrictions including primarily the restriction that foreign invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents. There are no such similar foreign exchange restrictions in the Cayman Islands.

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

We are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct a substantial majority of our operations through our Wholly Foreign Owned Enterprise (“WFOE”) and the VIEs and their subsidiaries in China providing certain technical and consultation services. A WFOE is a limited liability company based in the People’s Republic of China but wholly owned by foreign investors. In our instance, Recon Hengda Technology (Beijing) Co., Ltd (“Recon-BJ”) is a WFOE wholly owned by Recon Investment Ltd. (“Recon-IN”), a Hong Kong limited company, which in turn is wholly owned by us. We consolidated the financial results of BHD and Nanjing Recon into our financial statements based on the VIE agreements entered into on April 1, 2019. Most, if not all, of our revenue derives from operations of the VIEs and their subsidiaries. Our Ordinary Shares offered in this offering are shares of our offshore holding company instead of shares of the VIEs or our PRC subsidiary. These Contractual Arrangements may not be as effective in providing us with control over the VIEs as direct ownership. For example, BHD could fail to take actions required for our business or fail to pay dividends to Recon-BJ despite its contractual obligation to do so. If the Domestic Companies fail to perform under their agreements with us, we may have to rely on legal remedies under PRC law, which may not be effective. In addition, these agreements have not been tested in a court of law.

If we had direct ownership of the VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current Contractual Arrangements, we rely on the performance by the VIEs and their shareholders of their obligations under the contracts to exercise control over the VIEs. We cannot assure you that any of the Domestic Companies’ shareholders would always act in our best interests. Such risks exist throughout the period in which we intend to operate our business through the Contractual Arrangements with the VIEs. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Therefore, our Contractual Arrangements with the VIEs may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

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

There are uncertainties regarding the interpretation and application of PRC laws, rules and regulations, including the laws, rules and regulations governing the validity and enforcement of the Contractual Arrangements between the Wholly Foreign Owned Enterprise (“WFOE”). A WFOE is a limited liability company based in the People’s Republic of China but wholly owned by foreign investors. In our instance, Recon Hengda Technology (Beijing) Co., Ltd (“Recon-BJ”) is a WFOE wholly owned by Recon Investment Ltd. (“Recon-IN”), a Hong Kong limited company, which in turn is wholly owned by us. Recon-BJ and Nanjing Recon, BHD and their respective subsidiaries. We have been advised by our PRC counsel, JingTian & GongCheng LLP, based on their understanding of the current PRC laws, rules and regulations, that (i) the structure for operating our business in China (including our corporate structure and Contractual Arrangements with the Recon-BJ, Nanjing Recon, BHD and their respective subsidiaries) will not result in any violation of PRC laws or regulations currently in effect; and (ii) the Contractual Arrangements among the Recon-BJ and Nanjing Recon, BHD and their respective subsidiaries governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations concerning foreign investment in the PRC, and their application to and effect on the legality, binding effect and enforceability of the contractual arrangements. In particular, we cannot rule out the possibility that PRC regulatory authorities, courts or arbitral tribunals may in the future adopt a different or contrary interpretation or take a view that is inconsistent with the opinion of our PRC legal counsel. Therefore, the Contractual Arrangements may be determined by PRC authorities to be inconsistent with the laws and regulations of the PRC, including those related to foreign investment in certain industries. Therefore, the relevant Chinese regulatory authorities could disallow this structure and hinder our ability to exert contractual control over the Domestic Companies, which would likely result in a material change in operations and/or value of the Company’s ordinary shares, including that it could cause the value of such securities to significantly decline or become worthless.

If any of the Domestic Companies or their ownership structure or the Contractual Arrangements are determined to be in violation of any existing or future PRC laws, rules or regulations, or any of our PRC entities fail to obtain or maintain any of the required governmental permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking the business and operating licenses;
●	discontinuing or restricting the operations;
●	imposing conditions or requirements with which the PRC entities may not be able to comply;
●	requiring us and our PRC entities to restructure the relevant ownership structure or operations, including termination of the contractual agreements with the VIE and deregistering the equity pledge of the VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control the VIE;
●	restricting or prohibiting our use of the proceeds from this offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business; or
●	imposing fines or confiscating the income from our PRC subsidiaries or the VIE.

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

The shareholders of the VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of the VIEs may have actual or potential conflicts of interest with us. The shareholders may refuse to sign or breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material and adverse effect on our ability to effectively control the VIEs and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise the shareholder will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between the shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and the shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

Our relationship with the Domestic Companies is governed by their agreements with Recon-BJ, which are intended to provide us, through our indirect ownership of Recon-BJ, with effective control over the business operations of the Domestic Companies. However, these agreements may not be effective in providing control over the applications for and maintenance of the licenses required for our business operations. The Domestic Companies could violate these agreements, go bankrupt, suffer from difficulties in its business or otherwise become unable to perform its obligations under these agreements and, as a result, our operations, reputation, business and stock price could be severely harmed.

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

Because of the VIEs and their subsidiaries in China and given the Chinese government’s significant oversight and discretion over the conduct of our business operations there, the Chinese government may seek to affect our operations, including our ability to offer securities to investors, list our securities on a U.S. or other foreign exchange, conduct our business or accept foreign investment. The Chinese government may intervene or influence the Company’s current and future operations in China at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers likes ourselves.

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

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such shares from being traded on a national securities exchange or in the over-the-counter trading market in the U.S.

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

Our current auditor, Friedman LLP, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. We are not aware of any reasons to believe or conclude that Friedman LLP would not permit an inspection by PCAOB or that it may not be subject to such inspection. However, given the recent developments, we cannot assure you whether NASDAQ or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In the event that there is a lack of inspection or if Friedman LLP is unable to permit an inspection by the PCAOB, however unlikely, our shares would be prohibited under the HFCA Act which may lead a securities exchange to determine to delist our shares. Such potential delisting would substantially impair your ability to sell or purchase our shares when you wish to do so, and such risk and uncertainty associated with a potential delisting due to a lack of inspection would have a negative impact on the price of our shares.

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

On June 22, 2021, the U.S. Senate passed a bill titled as the Accelerating Holding Foreign Companies Accountable Act, or AHFCA Act which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two.

Further, the PCAOB adopted a final rule on September 22, 2021 implementing the HFCA Act. Such final rule, however, remains subject to the SEC’s approval and it remains when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations and or PCAOB’s rule will be adopted.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions.

The PCAOB adopted a final rule on September 22, 2021 implementing the HFCA Act, subject to SEC approval. The final rules adopted by the SEC relating to the HFCA Act became effective on January 10, 2022.

On August 26, 2022, the SEC announced that the PCAOB signed a Statement of Protocol with the CRSC and the Ministry of Finance of the PRC, which sets out specific arrangements on conducting inspections and investigations by both sides over relevant audit firms within the jurisdiction of both sides, including the audit firms based in mainland China and Hong Kong. This agreement marks an important step towards resolving the audit oversight issue that concern mutual interests, and sets forth arrangements for both sides to cooperate in conducting inspections and investigations of relevant audit firms, and specifies the purpose, scope and approach of cooperation, as well as the use of information and protection of specific types of data.

The implications of this possible regulation in addition to the requirements of the HFCA Act and possibly, the AHFCA Act, if enacted, are uncertain. If the PCAOB, SEC, and CRSC are unable to agree on a framework under the Statement of Protocol, the lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our Ordinary Shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements. Such uncertainty could cause the market price of our shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded on the national securities exchange earlier than would be required by the HFCA Act or the AHFCA Act. If our shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our shares.

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

Our PRC subsidiary and affiliates are subject to PRC rules and regulations on currency conversion. In the PRC, the State Administration for Foreign Exchange (“SAFE”) regulates the conversion of the RMB into foreign currencies. Currently, foreign investment enterprises (“FIEs”) are required to apply to SAFE for “Foreign Exchange Registration Certificate for FIEs.” Recon-BJ is an FIE. With such registration certifications (which need to be renewed annually), FIEs are allowed to open foreign currency accounts including the “recurrent account” and the “capital account.” Currently, conversion within the scope of the “recurrent account” can be affected without requiring the approval of SAFE. However, conversion of currency in the “capital account” (e.g. for capital items such as direct investments, loans, securities, etc.) still requires the approval of SAFE. Accordingly, compliance with SAFE requirements may limit how we are able to use our funds, in ways that we would not be limited if we operated in countries other than China.

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

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, which was available to the public on July 6, 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. Moreover, the CAC issued the Measures of Cybersecurity Review (Revised Draft for Comments) on July 10, 2021, which requires certain operators who wish to list abroad to file a cybersecurity review with the Office of Cybersecurity Review, such as operators with personal information of more than one million users. The Cybersecurity Administration of China issued the New Measures for Cybersecurity Review (“New Measures”) on January 4, 2022. The New Measures amends the Measures for Cybersecurity Review (Draft Revision for Comments) released on July 10, 2021. The New Measures came into effect on February 15, 2022. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As these opinions were recently issued, official guidance and interpretation of the opinions remain unclear in several respects at this time. We have not obtained the approval from either the CSRC or the Office of Cybersecurity Review for this offering, and as advised by our PRC counsel, we do not believe that such approval is necessary under these circumstances or for the time being. We cannot assure you, however, that the regulators will not take a contrary view or will not subsequently require us to undergo the approval procedures and subject us to penalties for non-compliance. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all.

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

The recent joint statement by the SEC, proposed rule changes submitted by NASDAQ, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our future offerings, business operations share price and reputation.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. The PCAOB adopted a final rule on September 22, 2021 implementing the HFCA Act. The final rules adopted by the SEC relating to the HFCA Act became effective on January 10, 2022.

On May 21, 2021, NASDAQ filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in a “Restrictive Market”, (ii) prohibit Restrictive Market companies from directly listing on NASDAQ Capital Market, and only permit them to list on NASDAQ Global Select or NASDAQ Global Market in connection with a direct listing and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On August 26, 2022, the SEC announced that the PCAOB signed a Statement of Protocol with the CRSC and the Ministry of Finance of the PRC, which sets out specific arrangements on conducting inspections and investigations by both sides over relevant audit firms within the jurisdiction of both sides, including the audit firms based in mainland China and Hong Kong. This agreement marks an important step towards resolving the audit oversight issue that concern mutual interests, and sets forth arrangements for both sides to cooperate in conducting inspections and investigations of relevant audit firms, and specifies the purpose, scope and approach of cooperation, as well as the use of information and protection of specific types of data.

As a result of these scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our future offerings, business and our share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation will be costly and time consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our shares.

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

If we fail to satisfy applicable listing standards, our ordinary shares may be delisted from the NASDAQ Capital Market.

On June 1, 2022, we received a letter from the Listings Qualifications Department of The Nasdaq Capital Market (“Nasdaq”) notifying us that the minimum closing bid price per share for our Ordinary Shares was below $1.00 for a period of 30 consecutive business days and that the Registrant did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). This current report is filed pursuant to Nasdaq Listing Rule 5810(b). The Nasdaq notification letter does not result in the immediate delisting of our Ordinary Shares, and the shares have continued to trade uninterrupted under the symbol “RCON.”

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), we have a compliance period of one hundred eighty (180) calendar days, or until November 28, 2022 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the our Ordinary Shares is at least $1.00 for a minimum of ten (10) consecutive business days, Nasdaq will provide us with a written confirmation of compliance and the matter will be closed.

In the event the Registrant does not regain compliance by November 28, 2022, the Registrant may be eligible for an additional 180 calendar day grace period. To qualify, the Registrant will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary. If the Registrant chooses to implement a reverse stock split, it must complete the split no later than ten (10) business days prior to the expiration of the second compliance period.

We intend to regain compliance with Nasdaq’s minimum bid price requirement during the Compliance Period. There can be no assurances, however, that we will be successful in satisfying the Minimum-Bid Price Requirement or the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq. It is possible that we will fail to comply with the continued listing requirement of Nasdaq Marketplace Rule 5550(a)(2) again or any other listing requirements. If so, and Nasdaq may delist our shares if we cannot regain compliance timely.

Delisting could also have other negative results, including the potential loss of confidence by employees, the loss of institutional investor interest and fewer business development opportunities. If our common stock is delisted by the NASDAQ the price of our ordinary shares decline.

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

Based on the VIE agreements, we consolidated BHD and Nanjing Recon as VIEs as required by Accounting Standards Codification (“ASC”) Topic 810, Consolidation because we are the primary beneficiary of the VIEs. Management performed an ongoing reassessment of whether Recon-BJ is the primary beneficiary of BHD and Nanjing Recon.

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

As the energy consumption market opened to private and foreign companies, and online payment technology developed, we began to invest in the downstream of the oil industry. On December 15, 2017, we, through VIEs, BHD and Nanjing Recon, entered into a subscription agreement with Future Gas Station (Beijing) Technology, Ltd (“FGS”), pursuant to which we acquired an 8% equity interest in FGS. Established in January 2016, FGS is a service company focusing on providing new technical applications and data operations to gas stations and provides solutions to gas stations to improve their operations and their customers’ experience. On August 21, 2018, we entered into an investment agreement and a supplemental agreement (collectively, the “Investment Agreement”) with FGS and the other shareholders of FGS. Pursuant to the Investment Agreement, our ownership interest in FGS shall increase from 8% to 43%, in exchange for our investment in GFS for a total amount of RMB 10 million in cash and the issuance of 2,435,284 restricted Class A Ordinary Shares to the other shareholders of FGS with certain conditions. On September 24, 2019, the Company agreed to extend the agreement for six more months as negotiated with FGS to ensure the founding team can better meet its obligations under the agreement. On March 17, 2020, the Company, FGS and the other shareholders of FGS signed the third supplemental agreement to extend another 12 months to February 20, 2021 as the number of the gas stations was the only performance goal that was not achieved. As of June 30, 2020, we had invested an aggregate amount of RMB 35,579,586 ($5,032,666) in FGS and issued 487,057 restricted shares (reflecting the effect of one-for-five reverse stock split) in total to other shareholders of FGS, and our ownership interest in FGS has increased to 43%.

On December 10, 2019, the Company’s board of directors approved to effect a one-for-five reverse stock split of its ordinary shares (the “Reverse Stock Split”) with the market effective date of December 27, 2019, such that the number of the Company’s ordinary shares is decreased from 100,000,000 to 20,000,000 and the par value of each ordinary share is increased from US$0.0185 to US$0.0925. As a result of the Reverse Stock Split, each five pre-split ordinary shares outstanding were automatically combined and converted to one issued and outstanding ordinary share without any action on the part of the shareholder.

On November 25, 2020, the Company and certain accredited investors (the “Investors”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) pursuant to which the Company agreed to sell to the Investors, and the Investors agreed to purchase from the Company, in an unregistered private transaction, notes (the “Notes”) with an aggregate principal amount of $6,485,000, convertible into ordinary shares, at a rate of $0.71 per share, upon the terms and subject to the limitations and conditions set forth in such Notes. The Company received gross proceeds of $6,485,000 through December 4, 2020 to December 30, 2020. Pursuant to the conversion notices to convert the Notes in full with the conversion date of January 25, 2021, the Company issued an aggregate of 9,225,338 ordinary shares to the Investors.

On February 4, 2021, Nanjing Recon and BHD, entered into the fourth supplemental agreement to the investment agreement with FGS and FGS’ founding shareholders to acquire 8% equity ownership of FGS. As a result, Nanjing Recon and BHD collectively own 51% interest of FGS, with 25.5% ownership interests to each of Nanjing Recon and BHD. We began to consolidate the financial results of FGS beginning on February 2021, which is reflected in our financial results for the year ended June 30, 2021. Through the fourth supplemental agreement, the Nanjing Recon and BHD waived the requirement on FGS’ performances goal about the number of gas stations. Accordingly, Nanjing Recon and BHD agreed to pay for the balance of the investment and cancelled the related lock-up terms on the restricted shares, in exchange of additional 8% equity ownership of FGS. See “Our Corporate Structure” for more information illustrating the ownership interests between Nanjing Recon and BHD.

On April 5, 2021, at the 2021 annual meeting, to implement a dual class structure, our shareholders approved (i) a special resolution that the authorized share capital of the Company be amended from US$1,850,000, divided into 20,000,000 ordinary shares of a nominal or par value of US$0.0925 each, to US$15,725,000, divided into 150,000,000 Class A ordinary shares of a nominal or par value of US$0.0925 each and 20,000,000 Class B ordinary shares of a nominal or par value of US$0.0925 each, and (ii) a special resolution that the Third Amended and Restated Memorandum and Articles of Association of the Company to substitute the Second Amended and Restated Memorandum and Articles of Association. On April 7, 2021, we filed the Third Amended and Restated Memorandum and Articles of Association with the Companies Register of the Cayman Islands. Our Class A ordinary shares began to trade on the NASDAQ Capital Market on April 12, 2021 under the same symbol, “RCON.”

On June 3, 2021, we entered into a share exchange agreement with Starry Blockchain Energy Pte. Ltd. (“Starry”) and its controlling shareholders (the “Starry Controlling Shareholders”) to acquire 30% of the equity interest in Starry. Under the Agreement, the acquired 30% of the equity interest in Starry was valued at $3,000,000. As consideration for the 30% equity interest, the Company issued 316,345 unregistered, restricted Class A Ordinary Shares, based on $9.48 per share, the average closing price in the 30 trading days prior to the signing of the Agreement, to the Starry Controlling Shareholders. The acquisition closed on June 11, 2021. On November 10, 2021, we agreed to terminate the share exchange agreement with Starry and the Starry Controlling Shareholders. Starry and the Starry Controlling Shareholders have refunded us the 316,345 unregistered, restricted Class A Ordinary Shares. Concurrently, we executed an exclusive technical consulting and service agreement with Starry to provide us with business consulting advice in exchange for 500,000 unregistered, restricted Class A Ordinary Shares, based on $2.13 per share, to Starry. The exclusive technical consulting and service agreement concluded on December 31, 2021.

On December 5, 2021, our board of directors and its compensation committee approved issuances of a total of 2,500,000 Class B Ordinary Shares from such shares reserved under the Company’s 2021 Equity Incentive Plan to directors and officers Shenping Yin and Guangqiang Chen. The compensation committee recommended and the board approved the Class B Ordinary Shares grants to Shenping Yin and Guangqiang Chen, each of whom has received a one-time share grant of 1,250,000 Class B Ordinary Shares. On February 28, 2022, our board approved an additional grant of 1,600,000 Class B shares to Shenping Yin and Guangqiang Chen, each of whom has received a one-time share grant of 800,000 Class B Ordinary Shares.

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

Because we do not directly hold equity interest in the VIEs, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including limitation on foreign ownership of internet technology companies, regulatory review of oversea listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the VIE Agreements. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard that could disallow the VIE structure, which would likely result in a material change in our operations and the value of Class A Ordinary Shares may depreciate significantly or become worthless.

Our Contractual Arrangements may be less effective in providing control over each of BHD and Nanjing Recon than direct ownership. See “Risk Factors – Risks related to our Corporate Structure – We depend upon the Contractual Arrangements in conducting our business in China, which may not be as effective as direct ownership in providing operational control.” for more details.

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

We are subject to certain legal and operational risks associated with the VIEs’ operations in China. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and therefore, these risks may result in a material change in the VIEs’ operations, significant depreciation of the value of our Class A Ordinary Shares, or a complete hindrance of our ability to offer or continue to offer our securities to investors. See “Risk Factors - We conduct our business through BHD, Nanjing Recon and their respective subsidiaries by means of Contractual Arrangements. If the PRC courts or administrative authorities determine that these contractual arrangements do not comply with applicable regulations, we could be subject to severe penalties and our business could be adversely affected. In addition, changes in such PRC laws and regulations may materially and adversely affect our business.” Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. exchange.

Permission Required from the PRC Authorities for the VIEs’ Operation

We are currently not required to obtain permission from any of the PRC authorities to operate and issue our Class A Ordinary Shares to foreign investors. In addition, we, our subsidiaries, or the VIEs are not required to obtain permission or approval from the PRC authorities including CSRC or Cyberspace Administration of China for the VIEs’ operation, nor have we, our subsidiaries, or the VIEs applied for or received any denial for the VIEs’ operation. However, recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future. Given the current regulatory environment in the PRC, we are still subject to the uncertainty of interpretation and enforcement of the rules and regulations in the PRC, which can change quickly with little advance notice, and any future actions of the PRC authorities.

Transfer of Cash in the VIEs

We are an exempted holding company incorporated in the Cayman Islands. If we determine to pay dividends on any of our Ordinary Shares in the future, as an exempted holding company, we will be dependent on receipt of funds from our Wholly Foreign Owned Enterprise (“WFOE”). A WFOE is a limited liability company based in the People’s Republic of China but wholly owned by foreign investors. In our instance, Recon Hengda Technology (Beijing) Co., Ltd (“Recon-BJ”) is a WFOE wholly owned by Recon Investment Ltd. (“Recon-IN”), a Hong Kong limited company, which in turn is wholly owned by us.

Under the Exclusive Technical Consultation and Service Agreements signed between Recon-BJ and the VIEs, Recon-BJ is entitled to 90% of the expected profits of the VIEs in exchange for providing exclusive technical consulting services to the VIEs. Recon-BJ also bears all the economic risk of losses. Current PRC regulations permit our indirect PRC subsidiaries to pay dividends to its shareholders only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, according to the current effective laws in Cayman Islands and Hong Kong, the resident companies could pay dividends to their shareholders. And there are no foreign exchange restrictions on these two areas. Therefore, Recon-BJ can distribute the income obtained under the Contractual Arrangement to Recon-IN in the form of dividends, with Recon-IN in turn distributing such revenues to us in the form of dividends, with we in turn would distribute such revenues to U.S. investors in the form of dividends.

Each VIE has its own operating cash flow. Cashflow between our Company and the VIEs primarily consists of transfers from us to the VIEs for supplemental working capital, which is mainly used in purchase of materials and payment of operating expenses and investments. In addition, the VIEs occasionally make payments on our behalf when we experience a cash shortage. For the fiscal years ended June 30, 2022 and 2021, cash transferred from the Company to the VIEs was RMB25,248,928 and RMB55,059,125, respectively. Neither we nor the VIEs have present plans to distribute earnings or settle amounts owed under the Contractual Agreements. We currently plan to retain the cash in the VIEs for business growth and operation. No dividends or distributions have been declared to pay to us from our subsidiaries or the VIEs. No dividends or distributions were made to any U.S. investors. For a description of our corporate structure and VIE contractual arrangements, see “Corporate History and Structure.” See also “Risk Factors – Risks Related to Our Corporate Structure.”

U.S. Dollar as the Functional Currency under FASB ASC 830-10-45-4

The functional currency of the Company, as a Cayman Islands holding entity, is the U.S. Dollar. Management has determined that the intercompany receivable is denominated in U.S. Dollars for several reasons: first, our functional currency (as the Cayman Islands holding entity) is the U.S. Dollar; and second, the inter-company receivable is ultimately paid in U.S. Dollars. Although transactions involving the Domestic Companies may involve the RMB from time to time, the transactions are ultimately denominated in U.S. Dollars to reflect our functional currency. For these reasons, because our functional currency is the U.S. Dollar, and because the inter-company receivables are ultimately paid in U.S. Dollars, we believe there are no exchange rate fluctuations as the parent company.

Foreign Exchange Risk

The Domestic Companies, and Recon-BJ classify the RMB as their functional currencies. Because our functional currency, as the Cayman Islands holding entity, is the U.S. Dollar, we are exposed to foreign exchange risks from fluctuations with the exchange rates among the U.S. Dollar and the RMB. Notwithstanding that Domestic Companies conduct operations and transactions in RMB, we ultimately believe that there should not be any U.S. Dollar/RMB exchange rate fluctuations because the inter-company receivable is denominated in U.S. Dollars. Thus, the transactions and operations reported by the Domestic Companies are ultimately paid in U.S. Dollars as the inter-company receivables, which reflect our functional currency in U.S. Dollars as the parent company. See “Risk Factors – Risks Related to Our Corporate Structure - There are possible economic risks posed by foreign exchange rate fluctuations between the U.S. Dollar and RMB.”

Select Condensed Financial Statements on Consolidated VIEs

The following table below provides a condensed consolidating schedule depicting the financial position, cash flows, and results of operations for the parent, the consolidated VIEs, and any eliminating adjustments separately as of the same dates and for the same periods for which audited consolidated financial statements are required.

SELECTED CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

	For the Year Ended June 30, 2022
	Recon
	Technology,
	Ltd.
	(Cayman	“Non-VIE Subsidiaries	VIEs and VIE’s		Consolidated
	Islands)	(Hong Kong and PRC)”	subsidiaries (PRC)	Eliminations	Total
Revenues	¥—	¥—	¥83,777,571	¥—	¥83,777,571
Cost of Revenues	—	—	64,352,834	—	64,352,834
Gross Profit	—	—	19,424,737	—	¥19,424,737
Opearating expenses	64,842,004	1,170,913	35,725,237	—	101,738,154
Loss from operations	(64,842,004)	(1,170,913)	(16,300,500)	—	(82,313,417)
Other income (expenses), net	178,590,691	(108,074)	(2,493,679)	—	175,988,938
Loss from subsidiaries	—	—	(613,874)	—	(613,874)
Loss from VIEs	(18,161,892)			18,161,892	—
Income tax expenses (benefit)	¥—	¥(16,882,905)	¥	¥16,882,905	—
Net loss	95,586,795	(18,161,892)	(18,180,305)	35,044,797	94,289,395
Non-controlling interest	—	—	(1,297,400)	—	(1,297,400)
Net income(loss) Attributable to Recon Technology, Ltd	95,586,795	(18,161,892)	(16,882,905)	35,044,797	95,586,795

	For the Year Ended June 30, 2021
	Recon
	Technology,
	Ltd.
	(Cayman	“Non-VIE Subsidiaries	VIEs and VIE’s			Consolidated
	Islands)	(Hong Kong and PRC)”	subsidiaries (PRC)	Eliminations		Total
Revenues	¥121,197	¥—	¥47,817,378		—	¥47,938,575
Cost of Revenues	97,024	—	40,626,523		—	40,723,547
Gross Profit	24,173	—	7,190,855		—	7,215,028
Opearating expenses	31,436,450	652,686	36,704,840		—	68,793,976
Loss from operations	(31,412,277)	(652,686)	(29,513,985)		—	(61,578,948)
Other income (expenses), net	35,686,027	(80,682)	(417,476)		—	35,187,869
Loss from subsidiaries	(27,106,484)	—	—		27,106,484	—
Loss from VIEs		(26,373,116)	—		26,373,116	—
Income tax expenses (benefit)	¥—	¥	¥(524,251)	¥		¥(524,251)
Net loss	(22,832,734)	(27,106,484)	(29,407,210)		53,479,600	(25,866,828)
Non-controlling interest	—	—	(3,034,094)		—	(3,034,094)
Net income(loss) Attributable to Recon Technology, Ltd	(22,832,734)	(27,106,484)	(26,373,116)		53,479,600	(22,832,734)

SELECTED CONDENSED CONSOLIDATING BALANCE SHEETS

	For the Year Ended June 30, 2022
	Recon
	Technology,
	Ltd.	Non-VIE
	(Cayman	Subsidiaries (Hong	VIEs and VIE’s		Consolidated
	Islands)	Kong and PRC)	subsidiaries (PRC)	Eliminations	Total
Cash and cash equivalents	¥296,838,959	¥2,102,232	¥18,033,666	¥—	¥316,974,857
Restricted cash			723,560		723,560
Other current assets	20,364,424	4,851	107,549,349	—	127,918,624
Intercompany receivables	205,224,961	127,906,141	—	(333,131,102)	—
Total current assets	522,428,344	130,013,224	126,306,575	(333,131,102)	445,617,041
Investments in subsidiaries and VIEs	(77,566,835)	—	—	77,566,835	—
Benefits through VIEs and VIE’s subsidiaries		(73,117,024)		73,117,024	—
Other non-current assets	—	—	44,625,043	—	44,625,043
Total non-current assets	¥(77,566,835)	¥(73,117,024)	¥44,625,043	¥150,683,859	¥44,625,043
Total Assets	444,861,509	56,896,200	170,931,618	(182,447,243)	490,242,084
Intercompany payables	—	138,758,092	194,373,010	(333,131,102)	—
Other liabilities and accrued liabilities	24,229,780	453,943	52,673,600		77,357,323
Total Liabilities	24,229,780	139,212,035	247,046,610	(333,131,102)	77,357,323
Class A common stock, $0.0925 U.S. dollar par value, 150,000,000 shares authorized; 7,202,832 shares and 26,868,391shares issued and outstanding as of June 30, 2020 and June 30, 2021, respectively	18,001,670				18,001,670
Class B common stock, $0.0925 U.S. dollar par value, 20,000,000 shares authorized; no shares issued and outstanding as of June 30, 2020 and June 30, 2021, respectively	2,408,498				2,408,498
Additional paid-in capital	496,038,696		4,749,000	(4,749,000)	496,038,696
Retained earnings	(107,124,596)	(78,616,347)	(70,753,901)	149,370,248	(107,124,596)
Accumulated other comprehensive income	11,307,461	(3,699,488)	(2,363,123)	6,062,611	11,307,461
Total Shareholders’ Equity	420,631,729	(82,315,835)	(68,368,024)	150,683,859	420,631,729
Non-controlling interests	—	—	(7,746,968)	—	(7,746,968)
Total Liabilities and Equity	444,861,509	56,896,200	170,931,618	(182,447,243)	490,242,084

	For the Year Ended June 30, 2021
	Recon
	Technology,	Non-VIE
	Ltd.	Subsidiaries
	(Cayman	(Hong Kong	VIEs and VIE’s		Consolidated
	Islands)	and PRC)	subsidiaries (PRC)	Eliminations	Total
Cash and cash equivalents	¥325,116,815	¥14,588,375	¥4,293,380	¥—	¥343,998,570
Other current assets	52,136,194	11,850	92,358,571	—	144,506,615
Intercompany receivables	142,741,114	94,478,086	—	(237,219,200)	—
Total current assets	519,994,123	109,078,311	96,651,951	(237,219,200)	488,505,185
Investments in subsidiaries and VIEs	(49,551,884)	—	—	49,551,884	—
Benefits through VIEs and VIE’s subsidiaries	—	(44,310,498)	—	44,310,498	—
Other non-current assets	27,931,795	—	50,079,680	—	78,011,475
Total non-current assets	¥(21,620,089)	¥(44,310,498)	¥50,079,680	¥93,862,382	¥78,011,475
Total Assets	498,374,034	64,767,813	146,731,631	(143,356,818)	566,516,660
Intercompany payables	—	113,887,806	123,331,394	(237,219,200)	—
Other liabilities and accrued liabilities	203,279,000	431,891	75,290,303		279,001,194
Total Liabilities	203,279,000	114,319,697	198,621,697	(237,219,200)	279,001,194
Class A common stock, $0.0925 U.S. dollar par value, 150,000,000 shares authorized; 7,202,832 shares and 26,868,391shares issued and outstanding as of June 30, 2020 and June 30, 2021, respectively	16,340,826				16,340,826
Class B common stock, $0.0925 U.S. dollar par value, 20,000,000 shares authorized; no shares issued and outstanding as of June 30, 2020 and June 30, 2021, respectively		—	—	—	—
Additional paid-in capital	479,490,763		4,749,000	(4,749,000)	479,490,763
Retained earnings	(202,711,391)	(55,308,418)	(53,632,577)	108,940,995	(202,711,391)
Accumulated other comprehensive income	1,974,836	5,756,534	4,573,079	(10,329,613)	1,974,863
Total Shareholders’ Equity	295,095,034	(49,551,884)	(44,310,498)	93,862,382	295,095,034
Non-controlling interests	—	—	(7,579,568)	—	(7,579,568)
Total Liabilities and Equity	498,374,034	64,767,813	146,731,631	(143,356,818)	566,516,660

SELECTED CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	For the Year Ended June 30, 2022
	Recon
	Technology,
	Ltd.	Subsidiaries
	(Cayman	(Hong Kong			Consolidated
	Islands)	and PRC)	VIE (PRC)	Eliminations	Total
Net cash used in operating activities	¥(15,831,732)	¥(1,249,935)	¥(9,165,570)	—	¥(26,247,237)
Net cash used in investing activities	(26,555,820)	(12,000,000)	(29,342,206)	67,569,342	(328,684)
Net cash provided by (used in) financing activities	93,321	1,306,892	56,169,749	(67,569,342)	(9,999,380)
Effect of exchange rate fluctuation on cash and cash equivalents	14,016,375	(1,494,983)	(2,246,244)	—	10,275,148
Net change in cash	(28,277,856)	(13,438,026)	15,415,729	—	(26,300,153)
Opening cash balance	325,116,815	14,588,376	4,293,379	—	343,998,570
Restricted cash	—	—	723,560	—	723,560
Ending cash balance	¥296,838,959	¥1,150,350	¥18,985,548	—	¥316,974,857

	For the Year Ended June 30, 2021
	Recon
	Technology,	Subsidiaries
	Ltd. (Cayman	(Hong Kong			Consolidated
	Islands)	and PRC)	VIE (PRC)	Eliminations	Total
Net cash provided by (used in) operating activities	¥(6,116,629)	¥(855,598)	¥(27,078,241)	—	¥(34,050,468)
Net cash used in investing activities	(77,843,460)	(9,000,000)	1,799,804	38,505,002	(46,538,654)
Net cash used in financing activities	386,563,775	22,784,335	23,183,719	(38,505,002)	394,026,827
Effect of exchange rate fluctuation on cash and cash equivalents	274,149	(49,784)	—	—	224,365
Net change in cash	302,877,835	12,878,953	(2,094,718)	—	313,662,070
Opening cash balance	22,238,981	1,709,425	6,388,098	—	30,336,504
Ending cash balance	¥325,116,816	¥14,588,378	¥4,293,380	—	¥343,998,574

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

The nature of any assets, operations and cash flows that exist or which occur outside of the VIEs are mainly about:

●	The daily operations of us, as the parent company, to maintain the basic functions as a holding entity such as the purchase of materials and payment of operating expenses and investments, in order to realize the control of our subsidiaries and the VIEs to ensure that the overall company’s business objectives are fulfilled. The main resource to finance these activities are cash from securities offerings.
●	There are some businesses or projects which are signed by us, as the parent company, and then subsequently outsourced from us to the VIEs, as practical, particularly overseas projects. Generally, we would bid for projects based in China or from other countries. If we win the bid, we sign the agreement and then assign and outsource the projects to the VIEs such as BHD and Nanjing to implement and complete the project.

Our basic functions include but not limited to: 1) research and improve the Company's development strategy based on the Company's industry and market trends; 2) financing, funding, budgeting and complete oversight of the Company and the VIEs’ safety and efficiencies in the use of funds and assets; and 3) decision-making on major acquisitions.

Our current business objective is to grow both in scale and revenue. Over the longer term, our objective is to improve our business structure and achieve net profits.

B. Business Overview

General

We believe that one of the most important advancements in China’s petroleum industry has been the automation of significant segments of the exploration and extraction process. The Domestic Companies’ automation products and services allow petroleum mining and extraction companies to reduce their labor requirements and improve the productivity of oilfields. The Domestic Companies’ solutions allow our customers to locate productive oilfields more easily and accurately, improve control over the extraction process, increase oil yield efficiency in tertiary stage oil recovery, and improve the transportation of crude oil.

For the most recent few years, the Domestic Companies’ capacity to provide integrated services has been a significant factor for long-term development. We treat simulation measures around fracturing as the Domestic Companies’ entry point for our integrated service model. To date, we have formed new business modules through R&D, investment in service-team building and developed an integrated services solution for stimulation.

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

In the primary oil recovery stage, oil pressure in an oil reservoir may be high enough to force oil to the surface. Approximately 20% of oil may be harvested at this stage. The secondary oil recovery stage accounts for another 5% to 15% of oil recovery and involves such efforts as pumps to extract petroleum and the injection of water, natural gas, carbon dioxide or other gasses into the oil reservoir to force oil to the surface. Most oilfields in China have now entered into the tertiary stage of oil recovery, at which oil extraction becomes increasingly difficult and inefficient. Tertiary recovery generally focuses on decreasing oil viscosity to make extraction easier and accounts for between 5% and 15% of oil recovery. The Domestic Companies’ efforts in tertiary recovery focus on reducing water content in crude oil in order to make extraction more efficient and to improve the overall production of wells through advanced technologies and effective managing tools and approaches.

For recent years, the oil industry is experiencing digital transformation. We believe oil companies will continue to increase their usages of intelligent solutions to improve the operation efficiency. Many oil companies have been raising the digitalization to a strategic level and take it as the core portion of the corporate strategy to optimize business execution and operational efficiency. Besides, we have also seen the trend of digitalization and intelligence in downstream of the oil and gas industry, especially in the management and operation of gas stations in China. The Domestic Companies have been devoting resources and participating in testing projects with their clients to develop leading solutions. We will continue to enhance the Domestic Companies’ competitive strength through up-gradation with big data and intelligent analysis.

Products and Services

The Domestic Companies have historically provided products and services mainly to oil and gas field companies, which focus on the development and production of oil and natural gas. Our products and services described below correlate to the numbered stages of the oilfield production system graphical expression shown below.

The following list shows Domestic Companies’ products and services. The first three items are covered by our (1) automation product and software segment and (2) equipment and accessories segment. The last item is covered by our oilfield environmental protection segment.

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

Beginning in 2017, the Domestic Companies began to provide automation services to other companies in the broader energy industry in China and also to provide the following products and services beyond the oilfield production process:

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

ISO9000 Certification

The Domestic Companies have received ISO9000 certifications for several of our processes. The International Organization for Standardization consists of a worldwide federation of national standards bodies for approximately 130 countries, and the ISO9000 certification represents an international consensus of these standards bodies, with the aim of creating global standards of product and service quality. We have received ISO9000 certifications for the following:

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

Since the fiscal year ended June 30, 2017, Sinopec accounted for less than 10% of our revenues. From fiscal year 2021, we developed new products and service lines and regained revenue from Sinopec. Revenue from Sinopec accounted for 28% and 22% of our revenue in the fiscal years ended June 30, 2022 and 2021.

CNPC

Currently, we undertake projects majorly at the following locations, among others:

●	Qinghai Oilfield
●	Jidong Oilfield
●	Yumen Oilfield
●	Xinjiang Oilfield
●	Huabei Oilfield
●	Changqing Oilfield
●	CNPC fuel selling companies

We provide products and services to CNPC under a series of agreements, each of which is terminable without advance notice. We first began to provide services to CNPC in 2000. CNPC accounted for approximately 50%, 39% and 39% of our revenues in the fiscal years ended June 30, 2022, 2021 and 2020, respectively, and any termination of our business relationships with CNPC would materially harm our operations.

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

Research and Development

We focus our research and development efforts on improving our development efficiency and the quality of our products and services. As of June 30, 2022, our research and development team consisted of 51 experienced engineers, developers and programmers. In addition, some of our support employees regularly participate in our research and development programs.

In the fiscal years ended June 30, 2022, 2021 and 2020, we spent approximately RMB 9.0 million (approximately $1.3 million), RMB 5.8 million (approximately $0.9 million) and RMB 7.0 million (approximately $1.1 million) respectively, on research and development activities.

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

We market our products under the following trademarks which are registered with the PRC Trademark Bureau under the State Administration for Industry and Commerce. We currently own the following trademarks:

1.	Trademark of “BHD” valid from November 7, 2003 through November 6, 2023;
2.	Trademark of “Recon” of the 7th classification valid from October 20, 2021 through October 20, 2031;
3.	Trademark of “Recon” of the 9th classification valid from April 20, 2021 through April 20, 2031; and
4.	Trademark of “Recon” of the 42nd classification valid from September 6, 2021 through September 6, 2031.
5.	Trademark of “DT” of the 9th, 35th, 37th, and 42nd classification valid from January 28, 2011 through January 27, 2028.

We currently own over 50 patents registered with the PRC State Intellectual Property Office which cover our automated products and heating related equipment for the petroleum industry. Below is a list of our selected patents:

1.	Patent of horizontal type furnace valid until December 24, 2030;
2.	Patent of vertical type furnace valid until December 24, 2030;
3.	Patent of vacuum furnace valid until December 24, 2030;
4.	Patent of wireless pressure sensor valid until November 11, 2023;
5.	Patent of wireless start-end module valid until November 11, 2023;
6.	Patent of one-piece skid mount package of heating, separating, buffering and pressurizing valid until June 30, 2024;
7.	Patent of oily sewage treatment equipment valid until July 8, 2025;
8.	Patent of an oil-water well smart wireless pressure transmitter valid until November 17, 2026;
9.	Patent of an oily sewage treatment bio-stimulants and Production Methods valid until July 11, 2027;
10.	Patent of torch specialized for oilfield waste-gas burning valid until July 10, 2028;

11.	Wireless temperature transmitter valid until September 26, 2029;
12.	Suspended sludge filtration and purification device for oily sewage valid until September 26, 2029;
13.	A biological activator for oilfield re-injection water treatment and its preparation method valid until July 23, 2030;
14.	A kind of air energy solar environmental protection and energy saving device valid until May 30, 2031; and
15.	Solar-powered shaftless permanent magnet flexible control system, in application.

We have registered over 40 software products with the PRC State Intellectual Property Office. Below is a list of our selected software products:

1.	Recon automated monitoring system version II was published on August 18, 2013 and version I was published on July 30, 2011;
2.	Recon SCADA field monitoring and data acquisition system software version 2.0 was published on August 18, 2003, and version 3.0 was registered and published on April 5, 2008;
3.	Recon RCNAMT version 1 was published on April 27, 2012;
4.	Recon Process Auto version 1 was published on August 25, 2012;
5.	Recon Industrial Process Control system V2.0 was published on August 13, 2013, and V1.0 was published on December 25, 2012;
6.	Recon Oil and Gas Processing SCADA System V1.0 was published on March 2, 2016;
7.	Intelligent gas field management platform software V1.0 was published on July 14, 2020;
8.	Gas well data acquisition and monitoring software V1.0 was published on July 14, 2020;
9.	A software copyright registration certificate of Recon’s Video Intelligent Recognition Software was published on April 13, 2021;
10.	Solar permanent magnet semi-direct drive intelligent control software was published on August 31, 2021;
11.	An intelligent billing system that does not rely on physical cards to achieve self-service refueling for vehicle owners (Android) V2.0 was published on August 12, 2018;
12.	An intelligent billing system that does not rely on physical cards to achieve self-service refueling for vehicle owners (ios) V2.0 was published on August 12, 2018;
13.	Gas Station Operation Vehicle Marketing System V1.0 was published on August 15, 2018;
14.	Gas station user attraction system V1.0 was published on November 26, 2018;
15.	Gas Station Electronic Coupon Vending System V1.0 was published on September 5, 2019;
16.	Gas Station Revenue Clearing and Settlement System V1.0 was published on October 20, 2019;
17.	An intelligent settlement system that does not rely on physical cards to achieve self-service refueling for vehicle owners (WeChat mini program) V1.0 was published on December 12, 2019;

18.	An intelligent settlement system that does not rely on physical cards to achieve self-service refueling for vehicle owners (Alipay mini program) V1.0 was published on April 22, 2020;
19.	Gas station abnormal transaction risk control system V1.0 was published on July 7, 2020; and
20.	A software copyright registration certificate of Recon’s Intelligent monitoring and management system for oil production was published on April 13, 2021.

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

C. Organizational Structure

Below is a chart representing our current corporate structure as of June 30, 2022:

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

No.	Tenant/Transferee	Address	Rental/Use Term	Space	Usage	Productive Capacity	Extent of utilization
1	Recon-BJ BHD FGS	601, 1 Shui’an South Street, Chaoyang District, Beijing, 100012, PRC	February 16, 2021 to April 30, 2024	1,564.00 square meters	Headquarter and office	N/A	70%

2	Nanjing Recon	Room 310&311, No. 2 Building, Chu Qiao Cheng, Andemen Street, Yu Hua District, Nanjing City, PRC	April 1, 2022 to March 31, 2024	564.64 square meters	Office	N/A	80%

3	BHD	West building, Zhengfu Street, Huo ying, Changping District, PRC	January 1, 2022 to December 31, 2022	420 square meters	Warehouse	N/A	50%

4	HH BHD	No. 1767, Yin Bin South Street, Huang Hua Economic Development Zone, He Bei Province, PRC	July 1, 2020 to June 30, 2023	4,624 square meters	Office and Plant	N/A (Equipment Installation)	100%

5	Qing Hai BHD	Room 2407,Jing Rui Xin Cheng, No. 39, Jinqiao Road,Qing Hai province, PRC	November 1, 2020 to October 31, 2021	87.5 square meters	Office	N/A	60%

6	Gan Su BHD	North of Dongyun Road and West of Petroleum Management Bureau Wooden Furniture Factory, Old District, Yumen City, Gansu Province, PRC	August 1, 2017 to July 31, 2067	26,235.59 square meters	Plant	60,000 tons	80%

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

Overview

We are a company with limited liability incorporated in 2007 under the laws of the Cayman Islands. Headquartered in Beijing, we have been providing products and services to oil and gas companies and their affiliates through Nanjing Recon Technology Co. Ltd (“Nanjing Recon”) and Beijing BHD Petroleum Technology Co, Ltd (“BHD”) and their affiliates, hereafter referred to as the domestic companies (the “Domestic Companies”), which are established under the laws of the PRC. From 2017, we have been providing service to companies in other power energy industries such as the electronic power industry and the renewable energy industry. As the Company contractually controls the Domestic Companies, we serve as the center of strategic management, financial control and human resources allocation. To this end, our company and our subsidiaries, Recon Investment Ltd. (“Recon-IN”) and Recon Hengda Technology (Beijing) Co., Ltd. (“Recon-BJ”) are contractually engaged with the following PRC VIE companies and their subsidiaries: Beijing BHD Petroleum Technology Co., Ltd. (“BHD”), Future Gas Station (Beijing) Technology, Ltd. (“FGS”), Nanjing Recon Technology Co., Ltd. (“Nanjing Recon”), Gan Su BHD Environmental Technology Co. Ltd. (“Gan Su BHD”), Huang Hua BHD Petroleum Equipment Manufacturing Co. Ltd. (“HH BHD”), and Qing Hai BHD New Energy Technology Co. Ltd. (“Qing Hai BHD”) (collectively, the “Domestic Companies”), which provide services designed to automate and enhance the extraction of and facilitate the sale of petroleum products. Due to this contractual control and our obligation to bear the losses of the Domestic Companies, we consider them to be variable interest entities (“VIEs”) for accounting purposes and consolidate their results in our financial statements.

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

Recent Industry Developments and Business Outlook

International crude oil futures prices have been fluctuating. Crude oil prices increased in 2021 as increasing COVID-19 vaccination rates, loosening pandemic-related restrictions, and a growing economy resulted in global petroleum demand rising faster than petroleum supply. In early 2022, the Russian-Ukrainian conflict led oil price to surpassing the $100 per barrel barrier several times. And by June 2022, as oil markets have been selling off on tightening monetary conditions that sparked concerns over a global recession and weaker energy demand, while a surging dollar added to the bearish sentiment. Given that the Company currently has no direct operations or business outside China, the Company’s daily operations and current business segments will not be directly impacted. Generally, we expect the overall level of oil and gas prices to maintain above $80 in the coming 12 months, we expect our upstream customers, mainly domestic oil and gas companies, to continue to increase Capital Expenditures (also known as “CapEx”) to increase oil and gas production, which brings more opportunities for the rapid development of our Company. More particularly, as the oil prices increased, China oil companies’ performance were greatly improved and they will increase their investment in drilling for new oil and gas wells and production activities, compared to the prior years. As their vendor, we anticipate to benefit from these trends. With rising oil prices and increased investment by oil companies from year 2021, we expect market demand will be strong and stable and competition will also become more intensive.

Our customers also include companies in the electronic power industry. As the price of electricity increases, our orders from the power industry will also increase. But higher electricity prices will also drive all companies that use more electricity to seek more clean energy to save money on electricity costs, and we are working on new products and solutions to address this challenge for our customers.

Growth Strategy

As a smaller China-focused company, our basic strategy focuses on developing our onshore oilfield business in the upstream sector of the industry. We continuously focus on providing high quality products and services in oilfields in which we have a geographical advantage. This helps us avoid conflicts of interest with bigger private companies while protecting our position within this market segment. Our mission is to increase the automation and safety levels of industrial petroleum production in China and to improve the underdeveloped working process and management mode used by many companies by providing advanced technologies. At the same time, we are always looking to improve our business and to increase our earning capability.

Currently, as more markets of China’s energy industry are open to non-state-owned companies, we are also seeking for opportunities in other markets. We believe our experience and deep knowledge of the energy industry, especially in oil and gas, will always be the long-term foundation for the company's growth. By tapping into technological advances in recent years, such as solar energy and the Smart Industry and Industrial Internet, which is bringing about a fundamental change in the way factories and workplaces function by making them safer, more efficient, more flexible and more environmentally friendly. We expect to create more profitable business lines.

Also, to diversify our revenue stream and lower the risk of concentration, we will continue to seek new opportunities in other industries by leveraging our knowledge of intelligent equipment and the “internet of things” (IoT), which is a crucial component of the Smart Industry and Industrial Internet.

Trend Information

Other than as disclosed elsewhere in this report, such as coronavirus outbreak, we are not aware of any trends, uncertainties, demands, commitments, or events since the beginning of our fiscal year 2022 which are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Factors Affecting Our Results of Operations

Our operating results in any period are subject to general conditions typically affecting the Chinese oilfield service industry which include but are not limited to:

●	oil and gas prices;

●	the amount of spending by our customers, primarily those in the oil and gas industry;
●	growing demand from large corporations for improved management and software designed to achieve such corporate performance;
●	the procurement processes of our customers, especially those in the oil and gas industry;
●	competition and related pricing pressure from other oilfield service solution providers, especially those targeting the Chinese oil and gas industry;
●	the ongoing development of the oilfield service market in China;
●	unpredictability of policies regarding the energy and internet sectors; and
●	inflation and other macroeconomic factors.

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

The carrying amounts reported in the consolidated balance sheets for trade accounts receivable, notes receivable, other receivables, purchase advances, contract cost, trade accounts payable, other payable, accrued liabilities, contract liabilities, short-term bank loan and short-term borrowings approximate fair value because of the immediate or short-term maturity of these financial instruments.

Business Combinations

The Company accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) Topic 805 “Business Combinations.” The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the acquiree, the difference is recognized directly in the consolidated statements of operation and comprehensive loss. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operation and comprehensive loss.

In a business combination considered as a step acquisition, the Company remeasures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated statements of operation and comprehensive loss.

Revenue Recognition

In accordance with ASC 606, “Revenue from Contracts with Customers,” revenue is recognized when all of the following five steps are met: (i) identify the contract(s) with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; (v) recognize revenue when (or as) each performance obligation is satisfied. The core principle underlying the new revenue recognition Accounting Standards Update (“ASU”) is that the Company recognizes revenue to represent the transfer of goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. The Company identifies contractual performance obligations and determines whether revenue should be recognized at a point in time or over time, based on when goods or services are provided to a customer.

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

The Company’s disaggregation of revenues for the years ended June 30, 2020, 2021 and 2022 is disclosed in Note 27 to accompanying consolidated financial statements.

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

Oilfield Environmental Protection Service

The Company provides wastewater treatment products and related services to oilfield and chemical industry companies and generate revenue from special equipment, self-developed chemical products and supporting service, transfer. Revenue is recognized when contract obligations have been performed. For such sales arrangements, the Company recognizes revenue when products are delivered, on-site assistance services rendered, and acceptance reports are signed off by customers. Such method is adopted because the Company believes it best depicts the transfer of services to the customer.

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

Platform Outsourcing Services

The Company provides Customized Software Services and supporting operation services to CNPC’s gas stations around different provinces to complete online transactions; Application Programming Interface (“API”) Port Export Service, and related maintain services to CNPC’s business cooperators during the service contract period. The Company considered these performance obligations to be indistinguishable contractual performance obligations. As the Company has no right to get the compensation for any performances completed while not accepted by its customers, the Company can only recognize revenue at a point in time, which is when the online transaction is completed. The Company’s services enable terminal users of different mobile apps run by its clients or cooperators to complete refueling in cash or online through different payment channels, when each transaction, including refueling and payment, is completed, the Company is entitled to charge with pre-settled rates of each transaction amount as service fee and recognize the underlying amount as revenue. Related fees are generally billed monthly, based on a per transaction basis.

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

Amounts billed to customers for shipping and handling activities to fulfill the Company’s promise to transfer the goods are included in revenues, and costs incurred by the Company for the delivery of goods are classified as cost of sales in the consolidated statements of operations and comprehensive income (loss). Sales, value added, and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue. The Company generally offers assurance-type warranties for its products. The specific terms and conditions of those warranties vary depending upon the product. The Company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the warranty liability include historical product-failure experience and estimated repair costs for identified matters. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The amount accrued for expected returns and warranty claims was immaterial as of June 30, 2022. The amount accrued for expected returns and warranty claims was immaterial as of June 30, 2022. The amount of revenue recognized during the years ended June 30, 2020, 2021 and 2022 that was previously included within contract liability balances was ¥nil, ¥1,899,561 and ¥7,390,276 ($1,103,401), respectively.

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

Trade Accounts, Net, Other Receivables, Net and Loan to Third Parties

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

The adoption of the credit loss accounting standard has no material impact on the Company’s consolidated financial statements as of July 1, 2020. Accounts receivable, other receivables and loan to third parties are recognized and carried at carrying amount less an allowance for credit loss, if any. The Company maintains an allowance for credit losses resulting from the inability of its trade and non-trade customers (“customers”) to make required payments based on contractual terms. The Company reviews the collectability of its receivables on a regular and ongoing basis. The Company has also included in calculation of allowance for credit losses, the potential impact of the COVID-19 pandemic on our customers businesses and their ability to pay their accounts receivable, other receivables and loan to third parties. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. The Company also considers external factors to the specific customer, including current conditions and forecasts of economic conditions, including the potential impact of the COVID-19 pandemic. In the event the Company recovers amounts previously reserved for, the Company will reduce the specific allowance for credit losses. The provision for credit loss for the year ended June 30, 2022 decreased by approximately ¥3.7 million ($0.6 million) from the year ended June 30, 2021.

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

Warrants

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

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the consolidated statements of operations.

Results of Operations

The following consolidated results of operations include the results of operations of the Company and the Domestic Companies.

Our historical reporting results are not necessarily indicative of the results to be expected for any future period.

Year Ended June 30, 2022 Compared to Year Ended June 30, 2021

During the fiscal year ended June 30, 2022, with rising oil prices and increased investment by oil companies, production activities of our customers ramped up, resulting in increased demands for our automation products and wastewater treatment solutions and services. The improvement in our operating activities brought a simultaneous increase in both revenue and the cost of revenue. At the same time, as our customers recovered, we were able to sign contracts with better priced terms and no need to continue with our low-price policy we adopted in the last two years, our gross profit and gross margin were also improved dramatically.

Revenue

	For the Years Ended
	June 30,
			Increase /	Percentage
	2021	2022	(Decrease)	Change
Automation product and software	¥18,535,166	¥31,944,055	¥13,408,889	72.3%
Equipment and accessories	15,791,623	17,159,381	1,367,758	8.7%
Oilfield environmental protection	11,043,979	25,335,363	14,291,384	129.4%
Platform outsourcing services	2,567,807	9,338,772	6,770,965	263.7%
Total revenue	¥47,938,575	¥83,777,571	¥35,838,996	74.8%

Our total revenues for the year ended June 30, 2022 were approximately ¥83.8 million ($12.5 million), an increase of approximately ¥35.9 million ($5.3 million) or 74.8% from ¥47.9 million for the same period in 2021. The overall increase in revenue was mainly due to increase from all our business lines benefited with the increase in oil and gas prices and electricity prices during the year ended June 30, 2022. Specifically,

(1)	Revenue from automation product and software increased by ¥13.4 million ($2.0 million) or 72.3%. The increase was mainly caused by 1) completion of prior delayed projects and also new needs in from Ji Dong oilfield as oil price increased; 2) recovery of Shenhua Group’s requirement; and 3) rising contribution from operation and maintenance services regarding metering instruments as Chinese companies placed increasing emphasis on safety in energy and chemical companies, a new business resources developed by the Company from year 2021.
(2)	Revenue from equipment and accessories increased by ¥1.4 million ($0.2 million) or 8.7% due to increased demand for equipment from oilfield companies to increase production due to rising oil prices.
(3)	Revenue from oilfield environmental protection increased by ¥14.3 million ($2.1 million) or 129.4%. This was mainly contributed to continuously increased reequipment of our wastewater treatment and oily sludge treatment. As oil prices rise and the increase of oilfield production, management believe revenue from this segment will maintain stable.
(4)	Revenue from platform outsourcing services increased by ¥6.8 million ($1.0 million) or 263.7%. The increase was mainly due to the acquisition of FGS, as 1) service rendered by FGS increased as more orders from gas stations were completed through FGS’s solution platform; and 2) there was only half-year’s number consolidated into our operations from January to June in 2021.

Cost of revenue

	For the Years Ended
	June 30,
			Increase /	Percentage
	2021	2022	(Decrease)	Change
Automation product and software	¥19,887,241	¥29,804,559	¥9,917,318	49.9%
Equipment and accessories	11,184,323	10,439,207	(745,116)	(6.7)%
Oilfield environmental protection	7,786,205	20,007,876	12,221,671	157.0%
Platform outsourcing services	1,458,977	3,798,951	2,339,974	160.4%
Business and sales related tax	406,801	302,241	(104,560)	(25.7)%
Total cost of revenue	¥40,723,547	¥64,352,834	¥23,629,287	58.0%

Our cost of revenues increased from ¥40.7 million for the year ended June 30, 2021 to ¥64.4 million ($9.6 million) for the same period in 2022. This increase was mainly caused by the increased cost of revenue from automation product and software, oilfield environmental protection and platform outsourcing services segments, which was partially offset by the decreased cost of revenue from equipment and accessories segment during the year ended June 30, 2022.

For the years ended June 30, 2021 and 2022, cost of revenue from automation product and software was approximately ¥19.9 million and ¥29.8 million ($4.4 million), respectively, representing an increase of approximately ¥9.9 million ($1.5 million) or 49.9%. The increase in cost of revenue from automation product and software was primarily attributable to increased sales of automation products driven by increasing demands due to high oil prices.

For the years ended June 30, 2021 and 2022, cost of revenue from equipment and accessories was approximately ¥11.2 million and ¥10.4 million ($1.6 million), respectively, representing a decrease of approximately ¥0.7 million ($0.1 million ) or 6.7%. The decrease in cost of revenue from equipment and accessories was primarily attributable to less ultra-deep electric submersible progressing cavity pumps sold during this year than the same period of last year. Our pumps related business were delayed affected by declaration extension and equipment and tools we needed to performance the business could not arrived in work field as scheduled. Besides, we also need to upgrade our service for such pumps until we could promote this business further vigorously.

For the years ended June 30, 2021 and 2022, cost of revenue from oilfield environmental protection was approximately ¥7.8 million and ¥20.0 million ($3.0 million), respectively, representing an increase of approximately ¥12.2 million ($1.8 million) or 157.0%. The increase in the cost of revenue, mainly drawn from wastewater and oily sludge treatments, was in line with increase in revenue related to our wastewater treatment and oily sludge treatment.

For the years ended June 30, 2021 and 2022, cost of revenue from platform outsourcing services, mainly from the consolidation of FGS from fiscal year 2021, was approximately ¥1.5 million and ¥3.8 million ($0.6 million), respectively, representing an increase of approximately ¥2.3 million ($0.3 million) or 160.4%. The increase of cost of revenue was in line with increase in revenue.

Gross Profit

	For the Years Ended
	June 30,
	2021		2022
	Gross		Gross		Increase /	Percentage
	Profit	Margin %	Profit	Margin %	(Decrease)	Change
Automation product and software	¥(1,407,375)	(7.6)%	¥2,120,041	6.6%	¥3,527,416	250.6%
Equipment and accessories	4,526,652	28.7%	6,679,766	38.9%	2,153,114	47.6%
Oilfield environmental protection	2,998,412	27.1%	5,112,917	20.2%	2,114,505	70.5%
Platform outsourcing services	1,097,339	42.7	5,512,013	59.0%	4,414,674	402.3%
Total gross profit and margin %	¥7,215,028	15.1%	¥19,424,737	23.2%	¥12,209,709	169.2%

Our gross profit increased to ¥19.4 million ($2.9 million) for the year ended June 30, 2022 from ¥7.2 million for the same period in 2021. Our gross profit as a percentage of revenue increased to 23.2% for the year ended June 30, 2022 from 15.1% for the same period in 2021.

For the year ended June 30, 2021, our negative gross profit from automation product and software was approximately ¥1.4 million, and for the year ended June 30, 2022, our generated gross profit of ¥2.1 million ($0.3 million), respectively, representing an increase in gross profit of approximately ¥3.5 million ($0.5 million) or 250.6%. In year 2021, we mainly carried out contracts that were signed during the Covid-19 and low oil price period, during which we used a low-margin strategy to maintain our cooperation business with clients. As oil price increase in 2022, our customers recovered and contract terms were improved and our margin increased and the margin percentage will also be higher.

For the years ended June 30, 2021 and 2022, gross profit from equipment and accessories was approximately ¥4.5 million and ¥6.7 million ($1.0 million), respectively, representing an increase of approximately ¥2.2 million ($0.3 million) or 47.6%. This was mainly driven by high oil price and more demands for heating furnaces with higher margin rather than accessories with lower margin.

For the years ended June 30, 2021 and 2022, gross profit from oilfield environmental protection was approximately ¥3.0 million and ¥5.1 million ($0.8 million), respectively, representing an increase of approximately ¥2.1 million ($0.3 million) or 70.5%. The increase in gross profit from oilfield environmental protection was primarily attributable to the increased production of oily sludge.

For the years ended June 30, 2021 and 2022, gross profit from platform outsourcing services was approximately ¥1.1 million and ¥5.5 million ($0.8 million), respectively, representing an increase of approximately ¥4.4 million ($0.7 million) or 402.3%, this was mainly because we only consolidate six-month result from January 2021 in fiscal year 2021 while we consolidated a complete twelve months’ result in fiscal year 2022. Besides, from the perspective of margin as a percentage of revenue, it was increased from 42.7% to 59.0% because our costs were primarily personnel expenses, which were relatively stable, while our revenues grew faster year-over-year resulting in higher gross margins.

Operating Expenses

	For the Years Ended
	June 30,
			Increase /	Percentage
	2021	2022	(Decrease)	Change
Selling and distribution expenses	¥8,038,965	¥10,150,802	¥2,111,837	26.3%
% of revenue	16.8%	12.1%	(4.7)%
General and administrative expenses	45,949,157	83,281,958	37,332,801	81.2%
% of revenue	95.9%	99.4%	3.5%
Provision for (net recovery of) credit losses	8,191,247	(658,823)	(8,850,070)	(108.0)%
% of revenue	17.1%	(0.8)%	(17.9)%
Research and development expenses	5,846,295	8,964,217	3,117,922	53.3%
% of revenue	12.2%	10.7%	(1.5)%
Impairment loss of property and equipment	768,312	—	(768,312)	(100.0)%
% of revenue	1.6%	—	(1.6)%
Operating expenses	¥68,793,976	¥101,738,154	¥32,944,178	47.9%

Selling and Distribution Expenses. Selling and distribution expenses consist primarily of salaries and related expenditures of the Company’s sales and marketing departments, sales commissions, costs of marketing programs including traveling expenses, advertising and trade shows, and rental expense, as well as shipping charges. Selling expenses increased by 26.3% or ¥2.1 million ($0.3 million), from ¥8.0 million in the year ended June 30, 2021 to ¥10.1 million ($1.5 million) in the same period of 2022. An increase of ¥1.5 million ($0.2 million) was primarily due to the step acquisition of FGS. We consolidated the selling expenses of FGS and recorded amortization expenses of customer relationship recognized in relation to the step acquisition. Meanwhile, our salary expenses increased by ¥0.8 million ($0.1 million) due to increased headcount and salary increment as compared to the same period last year. The increase was partially offset by a decrease of meal and entertainment expense due to the resurgence of COVID-19 during the year ended June 30, 2022. Selling expenses were 12.1% of total revenues for the year ended June 30, 2022 and 16.8% of total revenues for the same period of 2021.

General and Administrative Expenses. General and administrative expenses consist primarily of costs in human resources, facilities costs, depreciation expenses, professional advisor fees, audit fees, stock-based compensation expense and other miscellaneous expenses incurred in connection with general operations. General and administrative expenses increased by 81.2% or ¥37.3 million ($5.6 million), from ¥45.9 million in the year ended June 30, 2021 to ¥83.3 million ($12.4 million) in the same period of 2022. The increase was primarily due to the increased share-based compensation to our management and employees, the increased services fees in relation to the investing and financing activities carried out during the period. The increase was partially offset by the decreased cost in relation to the issuance of warrants during the year ended June 30, 2022. General and administrative expenses accounted for 99.4% of total revenues for the year ended June 30, 2022 and 95.9% of total revenues for the same period of 2021.

Provision for (recovery of) credit losses. Provision for credit losses is the estimated amount of bad debt that will arise as a result of lower collectability from account receivables, other receivables, purchase advances and contract assets. We recorded an allowance for credit losses of ¥8.2 million for the year ended June 30, 2021 as compared to a net recovery of credit losses of ¥0.7 million ($0.1 million) for the same period in 2022. The net recovery of credit losses was mainly due to 1) we made specific reserve for some outstanding accounts receivable which we did not collect as we expected due to the unfavorable economy as a result of COVID-19 pandemic previously. However, due to the recovery of economy in China and the management’s great efforts in collection of receivables from our customers, some of accounts receivable we have provided credit losses for in the prior period were collected during the year ended June 30, 2022, causing a reversal of provision for credit losses of accounts receivables; and 2) as the progress of these contracts was delayed by the COVID-19 pandemic, we recorded allowance for credit losses of contract cost according to its general accounting policy. Since the pandemic is relatively under control now, some of our projects has resumed its progress and the contract costs were realized, hence, resulted in a decrease in allowance for credit losses of contract cost. Management plans to continue to monitor and maintain the provision at a lower risk level.

Research and development (“R&D”) expenses. R&D expenses consist primarily of salaries and related expenditures for research and development projects. R&D expenses increased from ¥5.8 million for the year ended June 30, 2021 to ¥9.0 million ($1.3 million) for the same period of 2022. This increase was primarily due to more research and development expense spent on design of new automation platform systems and treatment of wastewater during the period as compared to the same period last year. R&D expenses accounted for 10.7% of total revenues in the year ended June 30, 2022 and 12.2% of total revenues for the same period of 2021.

Net Income (Loss)

	For the Years Ended
	June 30,
			Increase /	Percentage
	2021	2022	(Decrease)	Change
Loss from operations	¥(61,578,948)	¥(82,313,417)	¥20,734,469	33.7%
Gain on equity method investment	979,254	—	(979,254)	(100.0)%
Change in fair value of warrant liability	35,365,792	174,485,575	139,119,783	393.4%
Impairment loss on goodwill	—	(2,266,893)	2,266,893	100.0%
Interest income	918,629	5,367,979	4,449,350	484.3%
Other loss, net	(2,075,806)	(1,597,723)	478,083	(23.0)%
Income (loss) before income taxes	(26,391,079)	93,675,521	120,066,600	(455.0)%
Benefit for income taxes	(524,251)	(613,874)	89,623	17.1%
Net income (loss)	(25,866,828)	94,289,395	120,156,223	(464.5)%
Less: Net loss attributable to non-controlling interest	(3,034,094)	(1,297,400)	(1,736,694)	(57.2)%
Net income (loss) attributable to Recon Technology, Ltd	¥(22,832,734)	¥95,586,795	¥118,419,529	(518.6)%

Loss from operations. Loss from operations was ¥82.3 million ($12.3 million) for the year ended June 30, 2022, compared to a loss of ¥61.6 million for the same period of 2021. This ¥20.7 million ($3.1 million) increase in loss from operations was primarily due to the increase in operating expense partially offset by the increase in gross profit as discussed above.

Gain on equity method investment. The Company recorded a gain from remeasurement previously held investment in FGS prior to the consolidation of FGS’ controlling interest as a result of step acquisition for an amount of ¥979,254 for the year ended June 30, 2021.

Change in fair value of warrant liability. The Company classified the warrants issued in connection with common share offering as liabilities at their fair value and adjusted the warrant instrument to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations. Change in fair value of warrants issued on June 14, 2021 through year ended June 30, 2021 was ¥35.4 million, and the change in fair value of warrants was ¥174.5 million ($26.1 million) for the year ended June 30, 2022.

Impairment loss on goodwill. The Company recognized the excess of purchase price over the fair value of assets acquired and liabilities assumed of the business acquired was recorded as goodwill as a result of the step acquisition of FGS. In conjunction with the preparation of our consolidated financial statement for year ended June 30, 2022, the management performed evaluation on the impairment of goodwill and recorded an impairment loss on goodwill of ¥2,266,893 ($338,457) for the year ended June 30, 2022.

Interest income. Interest income was ¥5.4 million ($0.8 million) for the year ended June 30, 2022, compared to interest income of ¥0.9 million for the same period of 2021. This ¥4.5 million ($0.7 million) increase in interest income was primarily due to the interest-bearing loans to third parties during the year ended June 30, 2022

Other loss, net. Other net loss was ¥1.6 million ($0.2 million) for the year ended June 30, 2022, compared to other net loss of ¥2.1 million for the same period of 2021. The ¥0.5 million ($0.1 million) decrease in other net loss was primarily due to a decrease in interest expenses of ¥0.7 million ($0.1 million) due to the decreased short-term borrowing from banks and related parties during the year ended June 30, 2022.

Net income (loss). As a result of the factors described above, net income was ¥94.3 million ($14.1 million) for the year ended June 30, 2022, an increase of ¥120.2 million ($17.9 million) from net loss of ¥25.9 million for the same period of 2021.

Liquidity and Capital Resources

As of June 30, 2022, we had cash in the amount of approximately ¥317.0 million ($47.3 million). As of June 30, 2021, we had cash in the amount of approximately ¥344.0 million.

Indebtedness. As of June 30, 2022, we had ¥16.7 million ($2.5 million) of warrant liabilities, ¥10.0 million ($1.5 million) of short-term bank loans, ¥9.0 million ($1.3 million) of short-term borrowings from related parties, ¥6.5 million ($1.0 million) of long-term borrowings from a related party, ¥3.5 million ($0.5 million) of short-term lease payable and ¥1.9 million ($0.3 million) of long-term lease payable due to third parties, ¥0.4 million ($0.06 million) of short-term lease payable and ¥0.3 million ($0.05 million) of long-term lease payable due to a related party, ¥27.7 million ($4.1 million) of contractual purchase commitments, and a liability of severance payments of ¥7.1 million ($1.1 million) which is very unlikely to be incurred in the foreseeable future. Other than indebtedness listed above, we did not have any other finance leases, guarantees or other material contingent liabilities.

Holding Company Structure. We are a holding company with no operations of our own. All of our operations are conducted through the Domestic Companies. As a result, our ability to pay dividends and to finance any debt that we may incur is dependent upon the receipt of dividends and other distributions from the Domestic Companies. In addition, Chinese legal restrictions permit payment of dividends to us by the Domestic Companies only out of their respective accumulated net profits, if any, determined in accordance with Chinese accounting standards and regulations. Under Chinese law, the Domestic Companies are required to set aside a portion (at least 10%) of their after-tax net income (after discharging all cumulated loss), if any, each year for compulsory statutory reserve until the amount of the reserve reaches 50% of the Domestic Companies’ registered capital. These funds may be distributed to shareholders at the time of each Domestic Company’s wind-up.

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

Capital Resources. To date we have financed our operations primarily through cash flows from operations, short-term bank loans, short-term and long-term borrowings due to related parties, warrant liabilities and convertible notes. As of June 30, 2022, we had total assets of ¥490.2 million ($73.2 million), which includes cash of ¥317.0 million ($47.3 million), net accounts receivable of ¥22.6 million ($3.4 million), loans to third parties of ¥50.4 million ($7.5 million) and net contract costs of ¥33.9 million ($5.1 million) and working capital of ¥392.7 million ($58.6 million). Shareholders’ equity amounted to ¥420.6 million ($62.8 million).

Cash from Operating Activities. Net cash used in operating activities was ¥26.2 million ($3.9 million) for the year ended June 30, 2022. This was a decrease of approximately ¥7.9 million ($1.2 million) compared to net cash used in operating activities of approximately ¥34.1 million for the same period in 2021. The net cash used in operating activities for the year ended June 30, 2022 was primarily attributable to the net income attributable to the Company in the amount of ¥94.3 million ($14.1 million) due to the reasons discussed above, reconciled by gain arise from fair value changes of warrants liabilities of ¥174.5 million ($26.1 million) and restricted shares issued for management resulting in expenses of ¥39.3 million ($5.9 million), and a decrease in contract cost of ¥15.4 million ($2.3 million).

Cash from Investing Activities. Net cash used in investing activities was approximately ¥328,684 ($49,073) for the year ended June 30, 2022. This was a decrease of approximately ¥46.2 million ($6.9 million) compared to net cash used in investing activities of approximately ¥46.5 million for the same period in 2021, which was due to the increased repayments from loans to third parties, which partially offset by the increased loans made to third parties.

Cash from Financing Activities. Net cash used in financing activities amounted to ¥10.0 million ($1.5 million) for the year ended June 30, 2022, as compared to net cash provided by financing activities of ¥394.0 million for the same period in 2021. The decrease in net cash provided by financing activities was mainly due to the decrease in proceeds from sales of common stock and issuance of convertible notes during the year ended June 30, 2022. During the year ended June 30, 2022, we repaid ¥14.8 million ($2.2 million) in short-term borrowings to related parties and repaid ¥15.0 million ($2.2 million) in short-term bank loans, we also received ¥11.1 million ($1.7 million) in short-term borrowings from related parties and ¥10.0 million ($1.5 million) in short-term bank loans.

Working Capital. Total working capital as of June 30, 2022 amounted to ¥392.7 million ($58.6 million), compared to ¥412.0 million as of June 30, 2021. Total current assets as of June 30, 2022 amounted to ¥445.6 million ($66.5 million), a decrease of ¥42.9 million ($6.4 million) compared to approximately ¥488.5 million at June 30, 2021. The decrease in total current assets at June 30, 2022 compared to June 30, 2021 was mainly due to a decrease in cash, trade account receivable and contract assets, partially offset by an increase in notes receivable. For the year end June 30, 2022, the Company had approximately ¥26.2 million ($4.0 million) cash out flow from the operating activities, and as of June 30, 2022, our total future minimum purchase commitment under the non-cancellable purchase contracts were amounted to ¥27.7 million ($4.1 million). However, as of June 30, 2022, the Company had cash in the amount of approximately ¥317.0 million ($47.3 million) for the next operating cycle ending June 30, 2023. Hence, based on the historical trends and the cash used in the operating activities, management believes that the Company will have sufficient working capital for its operations at least 12 months from the issuance date of this report.

Current liabilities. Current liabilities amounted to ¥52.9 million ($7.9 million) at June 30, 2022, in comparison to ¥76.5 million at June 30, 2021. This decrease of current liabilities was attributable mainly to a decrease in short-term bank loans, trade accounts payable, other payables and contract liabilities.

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

Tabular Disclosure of Contractual Obligations

Below is a table setting forth all our contractual obligations as of June 30, 2022, which consists of our short-term loan agreements, operating lease obligations, loans from third parties, warrant liabilities and due to related party:

	Payment Due by Period
		Less			More
		than	1 – 3	3 – 5	than
Contractual Obligations	Total	1 year	years	years	5 years
Short-term debt obligations	¥19,009,156	¥19,009,156	¥—	¥—	¥—
Operating lease obligations	6,844,795	4,622,291	2,222,504	—	—
Due to related parties	2,240,135	2,240,135	—	—	—
Purchase obligation	27,717,803	26,967,803	600,000	150,000	—
Long-term debt obligations	6,510,606	999,530	2,230,676	2,663,518	616,882
Warrant liabilities	16,677,328	—	—	16,677,328	—
Total	¥78,999,823	¥53,838,915	¥5,053,180	¥19,490,846	¥616,882

ITEM 6.                  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Executive Officers and Directors

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Position Held
Mr. Yin Shenping	52	Chief Executive Officer and Director
Ms. Liu Jia	39	Chief Financial Officer and Director
Mr. Chen Guangqiang	59	Chief Technology Officer and Director
Mr. Bi Yongquan	44	Director and Chairman
Mr. Zhao Shudong	76	Independent Director
Mr. Nelson N.S. Wong	60	Independent Director (Audit Committee Chair)
Mr. Hu Jijun	57	Independent Director
Dr. Duan Yonggang	58	Independent Director

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

Liu Jia. Ms. Liu has served as our Chief Financial Officer since 2008 and as our director since 2022. Ms. Liu received her bachelor’s degree in 2006 from Beijing University of Chemical Technology, School of Economics and Management and her master’s degree in industrial economics in 2009 from Beijing Wuzi University. Ms. Liu is a certified U.S. CPA.

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

B. Compensation

The following table shows the annual compensation paid by us to Yin Shenping, our Chief Executive Officer, Liu Jia, our Chief Financial Officer, and Chen Guangqiang, our Chief Technology Officer, for the years ended June 30, 2022, 2021 and 2020. No other employee or officer received more than $100,000 in total compensation in 2022, 2021 and 2020.

Summary Executive Compensation Table

				Option	Restricted Stock
Name and principal position	Year	Salary	Bonus	Awards	Awards		Total
Yin Shenping,
Principal Executive Officer	2022	$360,000	$100,000	$—	$2,934,500		$3,394,500
	2021	$120,000	$50,000	$—	$0		$170,000
	2020	$120,000	$29,125	$—	$0		$149,125
Liu Jia
Principal Financial Officer	2022	$112,000	$50,000	$—	$156,000		$318,000
	2021	$80,000	$31,250	$—	$0	(1)	$111,250
	2020	$80,000	$21,844	$—	$0		$101,844
Chen Guangqiang,
Chief Technology Officer	2022	$395,833	$100,000	$—	$2,934,000		$3,430,333
	2021	$157,164	$50,000	$—	$0		$207,164
	2020	$141,844	$29,125	$—	$0		$170,969

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

Summary Director Compensation Table

	Fees earned
	or	Option	Restricted Stock
Name(1)	paid in cash	Awards	Awards	Total(2)
Nelson N.S. Wong(4)	$8,000	$0	93,600	$101,600
Hu Jijun(4)	$8,000	$0	93,600	$101,600
Zhao Shudong	$8,000	$0	93,600	$101,600
Duan Yonggang(3)	$8,000	$0	93,600	$101,600
(1)	Compensation for our directors Yin Shenping, Chen Guangqiang and Liu Jia, who also serve as executive officers, is fully disclosed in the executive compensation table.

The following table summarizes, as of June 30, 2022, the outstanding options, unvested restricted share units and shares that we granted to our current directors and executive officers, reflecting the one-for-five Reverse Stock Split.

	Class A Ordinary Shares
	underlying options
	awarded/Restricted	Exercise price
Name	Share Units/Shares	(US$/share)	Date of grant	Date of expiration
Yin Shenping	—	—	—	—
Liu Jia	6,400	8.25	1/31/2015	1/31/2025
	150,000	—	02/28/2022	02/27/2025
Chen Guangqiang	—	—	—	—
Nelson N.S. Wong	5,000	8.25	1/31/2015	1/31/2025
	90,000	—	02/28/2022	02/27/2025
Hu Jijun	5,000	8.25	1/31/2015	1/31/2025
	90,000	—	02/28/2022	02/27/2025
Zhao Shudong	3,600	8.25	1/31/2015	1/31/2025
	90,000	—	02/28/2022	02/27/2025
Duan Yonggang	90,000	—	02/28/2022	02/27/2025
Total	530,000

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

D. Employees

As of June 30, 2021, we employed a total of 184 full-time in the following functions:

	Number of Employees
	June 30,	June 30,	June 30,
Department	2022	2021	2020
Senior Management	27	21	10
Human Resource & Administration	25	17	22
Finance	13	14	18
Research & Development & Technology	53	48	32
Procurement and production	26	45	25
Sales & Marketing	44	39	27
Total	188	184	134

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. In fiscal year 2022, we contributed approximately $427,614 to the employee benefit plans and social insurance. In fiscal year 2021, we contributed approximately $215,642 to the employee benefit plans and social insurance. In fiscal year 2020, we contributed approximately $127,930 to the employee benefit plans and social insurance. The effect on our liquidity by the payments for these contributions is immaterial. We believe that we are in material compliance with the relevant PRC employment laws.

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

On February 28, 2022, the Company’s board granted 1,642,331 Class A shares pursuant to its 2015 Equity Incentive Plan to the employees of the Company, at a fair value of $1,708,024, with a vesting period of three years from the date of the grant.

As of June 30, 2022, we have 1,642,331 non-vested restricted stocks outstanding.

ITEM 7.             MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to beneficial ownership of our Class A and Class B Ordinary Shares as of the date of this report, for each person known by us to beneficially own 5% or more of our Class A Ordinary Shares, and all of our executive officers and directors individually and as a group. It reflects the one-for-five Reverse Stock Split we effected on December 27, 2019 and the two classes of shares approved by our shareholders on April 5, 2021: Class A Ordinary Shares, with one vote per share, and Class B Ordinary Shares, with fifteen votes per share. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Class A and Class B Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership is based on shares, which consists of 33,880,718 shares outstanding as of October 9, 2022, and 80,000 shares subject to options that are exercisable and 0 restricted shares issued and to be vested within 60 days after October 9, 2022.

	Shares Beneficially Owned (1)
	Amount of	Percentage of
	Beneficial	Ordinary Shares	Percentage of Voting
Name of Beneficial Owner	Ownership	Beneficially Owned(2)	Power (3)
Directors and Executive Officers:
Yin Shenping(4)	2,680,304	7.91%	34.38%
Chen Guangqiang(5)	2,682,243	7.92%	34.38%
Hu Jijun(6)	21,001		*	%
Wong Nelson(7)	5,500		*	%
Zhao Shudong(8)	8,634		*	%
Liu Jia(9)	91,234		*	%
Duan Yonggang(10)	—		—%
Directors and Executive Officers as a Group (eight members)	5,488,916		68.87%
5% or Greater Shareholders
Sabby Master Volatility Fund(11)	2,693,705
*	Less than 1%.
(1)

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Common Shares. All shares represent Class A and Class B Ordinary Shares.

(2)The percentage of shares beneficially owned is based on 33,880,718 ordinary shares outstanding as of October 9, 2022.

(3)Class A Ordinary Shares have one vote per share. Class B Ordinary Shares have fifteen votes per share.

(4)Mr. Yin holds 630,304 Class A Ordinary Shares and 2,050,000 Class B Ordinary Shares (based solely on a Schedule 13D filed with the SEC on April 4, 2022). Due to his ownership of 50% of the outstanding Class B Ordinary Shares (which have 15 votes per share rather than one vote like Class A Ordinary Shares), Mr. Yin has substantial control over Recon. The address is: Recon Technology Ltd, Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing 100012, People’s Republic of China.

(5)Mr. Chen holds 632,243 Class A Ordinary Shares and 2,050,000 Class B Ordinary Shares (based solely on a Schedule 13D filed with the SEC on April 4, 2022). Due to his ownership of 50% of the outstanding Class B Ordinary Shares (which have 15 votes per share rather than one vote like Class A Ordinary Shares), Mr. Chen has substantial control over Recon. The address is Recon Technology Ltd, Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing 100012, People’s Republic of China..

(6)The address is Recon Technology Ltd, Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing 100012, People’s Republic of China.

(7)The address is Recon Technology Ltd, Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing 100012, People’s Republic of China.

(8)The address is Recon Technology Ltd, Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing 100012, People’s Republic of China.

(9)The address is Recon Technology Ltd, Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing 100012, People’s Republic of China.

(10)The address is Recon Technology Ltd, Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing 100012, People’s Republic of China.

(11)Based solely on a Schedule 13G filed with the SEC on October 7, 2021 and as amended on January 4, 2022 by entities affiliated with Sabby. Represents 2,693,705 Class A Ordinary Shares directly owned by Sabby Volatility Warrant Master Fund, Ltd. Sabby Management, LLC indirectly owns 2,693,705 Class A Ordinary Shares because it serves as the investment manager of Sabby Volatility Warrant Master Fund, Ltd. Voting and dispositive decisions with respect to the Class A Ordinary Shares held by Sabby Volatility Warrant Master Fund, Ltd. are made by the manager of Sabby Management, LLC: Hal Mintz. The address for Sabby Volatility Warrant Master Fund, Ltd. is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands. The address for Sabby Management, LLC is 10 Mountainview Road, Suite 205, Upper Saddle River, New Jersey 07458.

B. Related party transactions

Transactions with Related Persons

Sales to related party consisted of the following:

	For the years ended June 30,
	2020	2021	2022	2022
	RMB	RMB	RMB	U.S. Dollars
Urumqi Yikeli Automatic Control Equipment Co., Ltd.	¥—	¥85,657	¥—	$—
Total revenues from related parties	¥—	¥85,657	¥—	$—

Other payables consisted of the following:

	June 30,	June 30,	June 30,
	2021	2022	2022
Related Parties	RMB	RMB	U.S. Dollars
Expenses paid by the major shareholders	¥1,594,543	¥1,396,419	$208,492
Due to family members of the owners of BHD and FGS	545,159	590,159	88,113
Due to management staff for costs incurred on behalf of the Company	260,965	253,557	37,857
Total	¥2,400,667	¥2,240,135	$334,462

The Company also had short-term borrowings from related parties. Below is a summary of the Company’s short-term borrowings due to related parties as of June 30, 2021 and 2022, respectively.

	June 30,	June 30,	June 30,
	2021	2022	2022
Short-term borrowings due to related parties:	RMB	RMB	U.S. Dollars
Short-term borrowing from a founder , 4.35% annual interest, due on December 21, 2021*	¥5,006,042	¥—	$—
Short-term borrowing from a founder, 4.35% annual interest, due on March 25, 2022*	4,000,000	—	—
Short-term borrowing from a founder's family member, 0% annual interest, due on December 31, 2021*	670,000	—	—
Short-term borrowing from a founder's family member, 0% annual interest, due on March 24, 2022*	3,000,000	—	—
Short-term borrowing from a founder, 4.35% annual interest, due on November 17, 2022	—	4,006,767	598,228
Short-term borrowing from a founder, 4.35% annual interest, due on December 26, 2022	—	5,002,389	746,879
Total short-term borrowings due to related parties	12,676,042	9,009,156	1,345,107

The Company also had long-term borrowings from a related party. Below is a summary of the Company’s long-term borrowings due to a related party as of June 30, 2021 and 2022, respectively.

	June 30,	June 30,	June 30,
	2021	2022	2022
Long-term borrowings due to related party:	RMB	RMB	U.S. Dollars
Long-term borrowing from a Founder, monthly payments of ¥126,135 inclusive of interest at 8.90%, ten years loan, due in November 2027.	¥7,406,617	¥6,510,606	$972,062
Less: current portion	(920,066)	(999,530)	(149,234)
Total long-term borrowings due to related party	¥6,486,551	¥5,511,076	$822,828

Leases from related parties - The Company has various agreements for the lease of office space owned by the Founders and their family members. The terms of the agreement state that the Company will continue to lease the property at a monthly rent of ¥110,834 ($16,547) with annual rental expense at ¥1.3 million ($0.20 million). The details of leases from related parties are as below:

			Monthly Rent	Monthly Rent
Lessee	Lessor	Rent Period	RMB	USD
Nanjing Recon	Yin Shenping	April 1, 2022 - March 31, 2024	¥40,000	$5,972
BHD	Chen Guangqiang	Jan 1, 2022- Dec 31, 2022	22,500	3,359
BHD	Mr Chen’s family member	Jan 1, 2022- Dec 31, 2022	31,667	4,730
BHD	Mr Chen’s family member	Jan 1, 2022-Dec 31 ,2022	16,667	2,488

Expenses paid by the owner on behalf of Recon – Shareholders and founders of the VIEs paid certain operating expenses for the Company. As of June 30, 2021 and 2022, ¥2,400,667 and ¥2,240,135($334,462) was due to them, respectively.

Guarantee/collateral related parties – The Company’s founders provide guarantee and collateral for the Company’s short-term bank loans. (see Note 14)

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

As of October 28, 2022, there were approximately 99 holders of record of our Class A Ordinary Shares. This excludes our Class A Ordinary Shares owned by shareholders holding Class A Ordinary Shares under nominee security position listings. On October 27, 2022, the last sales price of our Class A Ordinary Shares as reported on the NASDAQ Capital Market was $1.03 per Class A Ordinary Share.

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

In fiscal years 2022, 2021 and 2020, we had RMB 17.53 million (approximately $2.54 million),, RMB 21.04 million (approximately $2.98 million), and RMB 20.49 million (approximately $2.98 million) of weighted outstanding bank loans, with weighted average effective interest rate of 4.75%, 6.17%, and 7.07% respectively.

As of June 30, 2022, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our company would have been RMB 83,270 (approximately $12,068) lower/higher, respectively, mainly as a result of higher/lower interest expense from our short-term borrowings.

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

As of June 30, 2022, our company carried out an evaluation, under the supervision of and with the participation of management, including our Company’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of our Company’s disclosure controls and procedures. Included in this Annual Report on Form 20-F, the chief executive officer and chief financial officer concluded that our Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) were ineffective in timely alerting them to information required to be included in the Company’s U.S. Securities and Exchange Commission (the “Commission”) filings.

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

The Company’s management assessed the effectiveness of its internal control over financial reporting as of June 30, 2022. In making this assessment, management used the 2013 framework set forth in the report entitled Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Our management has implemented and tested our internal control over financial reporting based on these criteria. Based on the assessment and material weakness identified, the Company’s management concluded that, as of June 30, 2022, its internal control over financing reporting was not effective.

The specific material weaknesses identified by the Company’s management as of June 30, 2022 are described as follows:

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

We have reassessed all of our financial reporting cycles and we are unable to declare effectiveness of our controls as of June 30, 2022 due to sufficient monitoring of our internal controls (lack of self-testing of internal controls) and lack of enough training and adjustment of our internal procedures to provide enough supporting documents as required. Therefore, we determined that the lack of time to evaluate our design and operating effectiveness are material weaknesses. It should be noted, however, that (a) many actions had been undertaken to enhance the control environment during the year; and (b) there are other remedial activities that are scheduled to take place in fiscal year 2023. We have significantly reduced deficiencies of our internal control during this fiscal year, and management will continue to resolve internal control weaknesses and ensure effective internal controls are in place.

As a result, the Company has developed remedial actions and enhanced schedules to strengthen its accounting and financial reporting functions as well as the internal audit function. Such plan will require the hiring of additional resources and the deployment of other corporate resources for the accounting department in relation to the financial reporting process and internal audit department. Such additional resources will include the establishment of a work force dedicated to the task of correcting past financial irregularities and maintaining correct financial reporting on an on-going basis. To strengthen the Company’s internal control over financial reporting, the Company needs to engage outside consultants that are skilled in SEC reporting and Section 404 compliance to assist in the implementation of the following remedial actions as of the date of this report:

●	Continuous assessment of our internal procedure of operation as we develop new business and new subsidiaries;
●	Development and formalization of key accounting and financial reporting policies and procedures;
●	Identification and documentation of key controls by business process;
●	Enhancement of existing disclosures policies and procedures;
●	Formalization of periodic communication between management and the audit committee; and
●	Implementation of policies and procedures intended to enhance management monitoring and oversight by the Audit Committee.

In addition to the foregoing efforts, the Company expects to implement the following remedial actions during fiscal year 2022:

●	Formalization of a periodic staff training program to enhance their awareness of the key internal control activities.
●	Develop a comprehensive training and development plan, for our finance, accounting and internal audit personnel, including our Chief Financial Officer, Controller, and others, in the principles and rules of U.S. GAAP, SEC reporting requirements and the application thereof.
●	Continue to improve the Company's self-developed system.
●	Hire a full-time employee who possesses the requisite U.S. GAAP experience and education.
●	Monitoring of internal controls by performing self-testing of various key controls.
●	To hire third party/professional firm to establish the basic of the Company’s IT strategy and IT control system.

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

Management continues to focus on internal control over financial reporting. As of June 30, 2022, the Company has completed certain documentation of our internal controls and will be implementing the following remedial initiatives:

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

ITEM 16C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES

Friedman LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal years 2021 and 2022.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

During fiscal years 2021 and 2022, Friedman LLP’s audit fees were $225,000 and $260,000, respectively.

Audit-Related Fees

The Company paid $25,000 and $25,000 to Friedman LLP for audit-related services in fiscal years 2021 and 2022, respectively.

Tax Fees

The Company has not incurred any tax fees from Friedman LLP for tax services in fiscal years 2022 and 2021.

All Other Fees

The Company has not incurred any other fees from Friedman LLP other fees in fiscal years 2021 and 2022.

Audit Committee Pre-Approval Policies

Before Friedman LLP was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by Friedman LLP have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for fiscal year 2022 that were attributed to work performed by persons other than Friedman LLP’s full-time permanent employees was less than 20%.

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

		By Reference	6-K	2019-04-24

4.31	Translation of Financial Support Commitment Letter from Two Major Shareholders dated August 31, 2019	By Reference	20-F	2019-10-01

4.32	Translation of Supplemental Agreement to the Investment Agreement with respect to Future Gas Station (Beijing) Technology Co., Ltd. dated September 24, 2019	By Reference	20-F	2019-10-01

4.33	Translation of Supplemental Agreement to the Investment Agreement with respect to Future Gas Station (Beijing) Technology Co., Ltd. dated March 17, 2020	By Reference	6-K	2020-03-18

4.34	Placement Agency Agreement, dated May 7, 2020, between the Company and Maxim Group LLC	By Reference	6-K	2020-05-26

4.35	Form of Securities Purchase Agreement, dated May 21, 2020, between the Company and the Purchasers	By Reference	6-K	2020-05-26

4.36	Form of Securities Purchase Agreement, dated June 26, 2020, between the Company and the Purchasers	By Reference	6-K	2020-06-30

4.37	Securities Purchase Agreement dated November 25, 2020	By reference	6-K	2020-11-27

4.38	Translation of Supplemental Agreement to the Investment Agreement with respect to Future Gas Station (Beijing) Technology Co., Ltd. dated February 4, 2021	By reference	6-K	2021-02-08

4.39	Share Acquisition Agreement, dated June 3, 2021	By reference	6-K	2021-06-04

4.40	Placement Agency Agreement, dated June 14, 2021, between the Company and Maxim Group LLC	By reference	6-K	2021-06-16

4.41	Form of Securities Purchase Agreement dated June 14, 2021, between the Company and the Purchasers	By reference	6-K	2021-06-16

4.42	2021 Equity Incentive Plan	By Reference	6-K	2021-04-06

8.1	List of subsidiaries of the Company	Herewith

11.1	Code of Ethics of the Company	By Reference	10-K	2009-09-28

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a)	Herewith

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a)	Herewith

13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code	Herewith

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code	Herewith

15.1	Consent of Friedman LLP	Herewith

99.1	RECON ISSUES SHAREHOLDER UPDATE	By Reference	6-K	2022-07-21

99.3	Recon Technology reports financial results for FY2021	By Reference	6-K	2021-04-05

99.3	Recon Technology, Ltd Reports Financial Results for the First Six Months of Fiscal Year 2022	By Reference	6-K	2022-03-31

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Recon Technology, Ltd.

By:	/s/ Yin Shenping
Name: Yin Shenping
Title: Chief Executive Officer

Date: October 28, 2022

RECON TECHNOLOGY, LTD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director and

Stockholders of Recon Technology, Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Recon Technology, Ltd and Subsidiaries (collectively, the “Company”) as of June 30, 2021 and 2022, and the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended June 30, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2021 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of impairment for goodwill

Description of Critical Audit Matter

As described in Note 3, the goodwill impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, goodwill of the reporting unit would be considered impaired. Management performed evaluation with the assistance of an independent valuation firm on the impairment of goodwill and recorded an impairment loss on goodwill of ¥2,266,893 ($338,457) for the year ended June 30, 2022.

We identified the assessment of impairment for goodwill as a critical audit matter because there is a high degree of subjective auditor judgement in assessing the assumptions used to determine the free cash flow projection used to develop the fair value of the underlying assets.

How We Addressed the Matter in Our Audit

The primary procedures we performed to address this critical audit matter included the following. We read the accounting memo prepared by the Company. We evaluated management’s application of the relevant accounting standards. We also engaged a specialist to assist us in the evaluation of the Company’s valuation methodology and tested the significant assumptions used by the Company to develop forecasted results and discounted cash flows.

/s/ Friedman LLP

Friedman LLP

We have served as the Company’s auditor since 2011.

New York, New York

October 28, 2022

RECON TECHNOLOGY, LTD

CONSOLIDATED BALANCE SHEETS

	As of June 30	As of June 30	As of June 30
	2021	2022	2022
	RMB	RMB	U.S. Dollars
ASSETS
Current assets
Cash	¥343,998,570	¥316,974,857	$47,325,771
Restricted cash	—	723,560	108,031
Notes receivable	6,305,633	10,828,308	1,616,715
Trade accounts receivable, net	26,686,888	22,577,980	3,370,994
Inventories, net	3,644,522	3,894,369	581,447
Other receivables, net	6,939,676	5,501,833	821,448
Loans to third parties	50,476,782	50,383,822	7,522,532
Purchase advances, net	1,078,137	178,208	26,607
Contract costs, net	48,795,906	33,858,820	5,055,274
Prepaid expenses	146,071	420,284	62,750
Prepaid expenses- related parties	433,000	275,000	41,059
Total current assets	488,505,185	445,617,041	66,532,628

Property and equipment, net	27,138,768	25,474,162	3,803,407
Construction in progress	—	239,739	35,794
Land use right, net	1,253,408	1,226,169	183,073
Intangible assets, net	6,650,000	5,950,000	888,362
Investment in unconsolidated entity	27,931,795	—	—
Long-term other receivables, net	114,679	1,564,381	233,569
Goodwill	6,996,895	4,730,002	706,211
Operating lease right-of-use assets (including ¥352,775 and ¥765,241 ($114,254) from a related party as of June 30, 2021 and 2022, respectively)	7,925,930	5,440,590	812,305
Total Assets	¥566,516,660	¥490,242,084	$73,195,349

LIABILITIES AND EQUITY

Current liabilities
Short-term bank loans	¥15,000,000	¥10,000,000	$1,493,045
Trade accounts payable	21,956,481	16,739,989	2,499,356
Other payable	9,862,762	3,533,918	527,630
Other payable- related parties	2,400,667	2,240,135	334,462
Contract liabilities	7,686,276	2,001,277	298,800
Accrued payroll and employees’ welfare	1,954,484	2,250,547	336,017
Taxes payable	1,248,994	2,210,958	330,106
Short-term borrowings	530,000	—	—
Short-term borrowings - related parties	12,676,042	9,009,156	1,345,107
Long-term borrowings - related party - current portion	920,066	999,530	149,234
Operating lease liabilities - current (including ¥352,775 and ¥429,265 ($64,091) from a related party as of June 30, 2021 and 2022, respectively)	2,226,832	3,892,774	581,209
Total Current Liabilities	76,462,604	52,878,284	7,894,966

Operating lease liabilities - non-current (including ¥nil and ¥335,976 ($50,163) from a related party as of June 30, 2021 and 2022, respectively)	4,792,101	2,184,635	326,176
Long-term borrowings - related party	6,486,551	5,511,076	822,828
Contract liabilities - non-current	—	106,000	15,826
Deferred tax liability	624,088	—	—
Warrant liability	190,635,850	16,677,328	2,490,000
Total Liabilities	279,001,194	77,357,323	11,549,796

Commitments and Contingencies

Equity
Class A ordinary shares, $0.0925 U.S. dollar par value, 150,000,000 shares authorized; 26,868,391 shares and 29,700,718 shares issued and outstanding as of June 30, 2021 and 2022, respectively	16,340,826	18,001,670	2,687,730
Class B ordinary shares, $0.0925 U.S. dollar par value, 20,000,000 shares authorized; nil shares and 4,100,000 shares issued and outstanding as of June 30, 2021 and 2022, respectively	—	2,408,498	359,600
Additional paid-in capital	479,490,763	496,038,696	74,060,807
Statutory reserve	4,148,929	4,148,929	619,454
Accumulated deficit	(206,860,320)	(111,273,525)	(16,613,637)
Accumulated other comprehensive income	1,974,836	11,307,461	1,688,255
Total shareholders’ equity	295,095,034	420,631,729	62,802,209
Non-controlling interests	(7,579,568)	(7,746,968)	(1,156,656)
Total equity	287,515,466	412,884,761	61,645,553
Total Liabilities and Equity	¥566,516,660	¥490,442,084	$73,195,349

The accompanying notes are an integral part of these consolidated financial statements.

RECON TECHNOLOGY, LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

	For the years ended
	June 30,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD

Revenues
Revenues - third party	¥65,760,651	¥47,852,918	¥83,777,571	$12,508,368
Revenues - related party	—	85,657	—	—
Revenues	65,760,651	47,938,575	83,777,571	12,508,368

Cost of revenues
Cost of revenues - third party	46,154,255	40,723,547	64,352,834	9,608,167
Cost of revenues	46,154,255	40,723,547	64,352,834	9,608,167

Gross profit	19,606,396	7,215,028	19,424,737	2,900,201

Selling and distribution expenses	4,417,413	8,038,965	10,150,802	1,515,560
General and administrative expenses	26,120,099	45,949,157	83,281,958	12,434,371
Provision for (net recovery of) credit losses	2,203,531	8,191,247	(658,823)	(98,365)
Impairment loss of property and equipment	—	768,312	—	—
Research and development expenses	7,042,385	5,846,295	8,964,217	1,338,398
Operating expenses	39,783,428	68,793,976	101,738,154	15,189,964

Loss from operations	(20,177,032)	(61,578,948)	(82,313,417)	(12,289,763)

Other income (expenses)
Subsidy income	1,210,318	355,667	11,993	1,791
Interest income	54,746	918,629	5,567,979	801,463
Interest expense	(1,451,890)	(2,210,005)	(1,522,526)	(227,320)
Income (loss) from investment in unconsolidated entity	462,879	(266,707)	15,411	2,301
Fair value changes of warrants liability	—	35,365,792	174,485,575	26,051,481
Remeasurement gain of previously held equity interests in connection with step acquisition	—	979,254	—	—
Foreign exchange transaction loss	(17,720)	(146,898)	(118,456)	(17,686)
Impairment loss on goodwill	—	—	(2,266,893)	(338,457)
Other income	78,417	192,137	15,855	2,367
Other income, net	336,750	35,187,869	175,988,938	26,275,940
Income (loss) before income tax	(19,840,282)	(26,391,079)	93,675,521	13,986,177
Income tax expenses (benefit)	282,322	(524,251)	(613,874)	(91,654)
Net income (loss)	(20,122,604)	(25,866,828)	94,289,395	14,077,831

Less: Net loss attributable to non-controlling interests	(875,903)	(3,034,094)	(1,297,400)	(193,708)
Net income (loss) attributable to Recon Technology, Ltd	¥(19,246,701)	¥(22,832,734)	¥95,586,795	$14,271,539

Comprehensive income (loss)
Net income (loss)	(20,122,604)	(25,866,828)	94,289,395	14,077,831
Foreign currency translation adjustment	(84,205)	(850,895)	9,332,625	1,393,403
Comprehensive income (loss)	(20,206,809)	(26,717,723)	103,622,020	15,471,234
Less: Comprehensive loss attributable to non- controlling interests	(875,903)	(3,034,094)	(1,297,400)	(193,708)
Comprehensive income (loss) attributable to Recon Technology, Ltd	¥(19,330,906)	¥(23,683,629)	¥104,919,420	$15,664,942

Earning (loss) per ordinary share
-Basic	¥(4.16)	¥(1.80)	¥3.19	$0.48
-Diluted	¥(4.16)	¥(1.80)	¥3.19	$0.48

Weighted average shares
-Basic	4,624,615	12,697,024	30,002,452	30,002,452
-Diluted	4,624,615	12,697,024	30,002,452	30,002,452

The accompanying notes are an integral part of these consolidated financial statements.

RECON TECHNOLOGY, LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

								Accumulated
					Additional			Other
					Paid-in	Statutory	Accumulated	Comprehensive	Shareholders’	Non-controlling	Total	Total
	Common Share				Capital	Reserve	deficit	income	Equity	Interest	Equity	Equity
	Number of		Number of
	Class A	Amount	Class B	Amount
	Shares*	(RMB)	Shares*	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(USD)

Balance, June 30, 2019	4,361,634	¥2,712,773	—	¥—	¥250,624,798	¥4,148,929	¥(164,780,885)	¥2,909,936	¥95,615,551	¥11,085,429	¥106,700,980	$15,930,932

Capital contribution in non-controlling interests	—	—	—	—	—	—	—	—	—	405,000	405,000	60,468
Share issuance	2,591,112	1,701,005	—	—	24,065,350	—	—	—	25,766,355	—	25,766,355	3,847,033
Restricted shares issued for services	—	—	—	—	33,927	—	—	—	33,927	—	33,927	5,065
Restricted shares issued for management	250,086	163,455	—	—	7,781,380	—	—	—	7,944,835	—	7,944,835	1,186,200
Net loss for the year	—	—	—	—	—	—	(19,246,701)	—	(19,246,701)	(875,903)	(20,122,604)	(3,004,395)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(84,205)	(84,205)	—	(84,205)	(12,572)
Balance, June 30, 2020	7,202,832	¥4,577,233	—	¥—	¥282,505,455	¥4,148,929	¥(184,027,586)	¥2,825,731	¥110,029,762	¥10,614,526	¥120,644,288	$18,012,731

Capital contribution in non-controlling interests	—	—	—	—	—	—	—	—	—	50,000	50,000	7,465
Step acquisition of FGS	—	—	—	—	—	—	—	—	—	34,790,000	34,790,000	5,194,303
Capital contribution receivable due from non-controlling Interest	—	—	—	—	—	—	—	—	—	(50,000,000)	(50,000,000)	(7,465,225)
Share issuance	6,014,102	3,579,783	—	—	77,511,358	—	—	—	81,091,141	—	81,091,141	12,107,272
Share issuance for warrants exercised	2,591,112	1,563,589	—	—	19,566,446	—	—	—	21,130,035	—	21,130,035	3,154,809
Proceeds from Pre-founded warrants	1,330,000	791,658	—	—	29,484,911	—	—	—	30,276,569	—	30,276,569	4,520,428
Issuance of common share in exchange of shares of Starry, net of issuance costs	316,345	187,133	—	—	27,488,317	—	—	—	27,675,450	—	27,675,450	4,132,069
Share issuance for convertible notes redemption	9,225,338	5,528,591	—	—	36,907,078	—	—	—	42,435,669	—	42,435,669	6,335,836
Restricted shares issued for management	188,662	112,839	—	—	6,027,198	—	—	—	6,140,037	—	6,140,037	916,735
Net loss for the year	—	—	—	—	—	—	(22,832,734)	—	(22,832,734)	(3,034,094)	(25,866,828)	(3,862,028)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(850,895)	(850,895)	—	(850,895)	(127,042)
Balance, June 30, 2021	26,868,391	¥16,340,826	—	¥—	¥479,490,763	¥4,148,929	¥(206,860,320)	¥1,974,836	¥295,095,034	¥(7,579,568)	¥287,515,466	$42,927,353

Capital contribution in non-controlling interests	—	—	—	—	—	—	—	—	—	1,130,000	1,130,000	168,714
Restricted shares issued for services	1,550,000	911,760	—	—	8,024,159	—	—	—	8,935,919	—	8,935,919	1,334,173
Share issuance for Pre-founded warrants	1,470,000	859,413	—	—	(766,092)	—	—	—	93,321	—	93,321	13,933
Cancellation of ordinary shares issued to Starry Lab	(316,345)	(187,133)	—	—	(27,488,317)	—	—	—	(27,675,450)	—	(27,675,450)	(4,132,069)
Restricted shares issued for management	128,672	76,804	4,100,000	2,408,498	36,778,183	—	—	—	39,263,485	—	39,263,485	5,862,215
Net income (loss) for the year	—	—	—	—	—	—	95,586,795	—	95,586,795	(1,297,400)	94,289,395	14,077,831
Foreign currency translation adjustment	—	—	—	—	—	—	—	9,332,625	9,332,625	—	9,332,625	1,393,403
Balance, June 30, 2022	29,700,718	¥18,001,670	4,100,000	¥2,408,498	¥496,038,696	¥4,148,929	¥(111,273,525)	¥11,307,461	¥420,631,729	¥(7,746,968)	¥412,884,761	$61,645,553

*Retrospectively restated for effect of share split on December 27, 2019 and change in class of shares on April 5, 2021.

The accompanying notes are an integral part of these consolidated financial statements.

RECON TECHNOLOGY, LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended
	June 30,
	2020	2021	2022	2022
	RMB	RMB	RMB	U.S. Dollars

Cash flows from operating activities:
Net income (loss)	¥(20,122,604)	¥(25,866,828)	¥94,289,395	$14,077,831
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	1,609,700	3,150,789	3,339,868	498,657
Loss (gain) from disposal of equipment	(89,156)	19,590	48,628	7,260
Changes in warrants liability	—	(35,365,792)	(174,485,575)	(26,051,481)
Amortization of offering cost of warrants	—	12,584,024	—	—
Provision of (net recovery of) credit losses	2,203,531	8,191,247	(658,823)	(98,365)
Provision for slow moving inventories	56,817	654,673	266,285	39,758
Impairment of property and equipment	—	768,312	—	—
Impairment loss on goodwill	—	—	2,266,893	338,457
Amortization of right of use assets	1,408,551	1,866,803	3,138,518	468,595
Restricted shares issued for management and employees	7,944,835	6,140,037	39,263,485	5,862,215
Remeasurement gain of previously held equity interests in connection with step acquisition	—	(979,254)	—	—
Loss (income) from investment in unconsolidated entity	(462,879)	266,707	(15,411)	(2,301)
Deferred tax benefit	—	(425,913)	(624,087)	(93,179)
Interest expenses related to convertible notes	—	430,416	—	—
Accrued interest income from loans to third parties	—	—	(270,563)	(40,396)
Restricted shares issued for services	33,927	—	8,935,919	1,334,173
Changes in operating assets and liabilities:
Notes receivable	(1,107,205)	(2,124,748)	(4,522,674)	(675,256)
Trade accounts receivable	18,428,088	18,326,410	3,811,866	569,129
Trade accounts receivable-related party	—	3,409,912	—	—
Inventories	(1,124,935)	(2,502,263)	(689,291)	(102,914)
Other receivables	(287,242)	(338,468)	285,786	42,669
Purchase advances	1,210,309	(899,371)	865,430	129,213
Contract costs	(26,938,013)	(21,944,876)	15,422,513	2,302,651
Prepaid expense	(5,457)	143,354	(274,215)	(40,942)
Prepaid expense - related parties	217,600	(433,000)	158,000	23,590
Operating lease liabilities	(1,419,402)	(2,762,949)	(1,594,702)	(238,096)
Trade accounts payable	8,205,660	(2,109,944)	(5,523,938)	(824,749)
Other payables	(14,175)	5,685,188	(6,329,042)	(944,953)
Other payables-related parties	2,207,445	(2,577,610)	969,468	144,746
Contract liabilities	3,366,033	4,160,456	(5,578,999)	(832,970)
Accrued payroll and employees’ welfare	533,109	(1,593,822)	296,065	44,204
Taxes payable	(1,085,213)	76,452	961,964	143,626
Net cash used in operating activities	(5,230,676)	(34,050,468)	(26,247,237)	(3,918,828)

Cash flows from investing activities:
Purchases of property and equipment	(85,974)	(522,416)	(692,206)	(103,349)
Proceeds from disposal of equipment	900	—	—	—
Repayments of third parties loans	11,239,623	5,150,377	171,435,032	25,596,021
Payments made for loans to third parties	(9,480,000)	(51,638,458)	(171,071,510)	(25,541,745)
Payments and prepayments for construction in progress	(3,782,912)	—	—	—
Step acquisition of FGS, net of cash	-	471,843	—	—
Net cash used in investing activities	(2,108,363)	(46,538,654)	(328,684)	(49,073)

Cash flows from financing activities:
Proceeds from short-term bank loans	9,520,000	16,020,000	10,000,000	1,493,045
Repayments of short-term bank loans	(2,500,000)	(10,540,000)	(15,000,000)	(2,239,567)
Proceeds from short-term borrowings	200,000	3,660,000	—	—
Repayments of short-term borrowings	(1,000,000)	(3,360,000)	(530,000)	(79,131)
Proceeds from short-term borrowings-related parties	17,415,000	18,400,000	11,100,000	1,657,280
Repayments of short-term borrowings-related parties	(16,195,000)	(15,950,000)	(14,770,000)	(2,205,227)
Repayments of long-term borrowings-related party	(747,630)	(816,952)	(892,701)	(133,284)
Proceeds from warrants issued with common stock	—	212,051,414	—	—
Proceeds from sale of ordinary shares, net of issuance costs	26,141,051	81,091,141	—	—
Proceeds from sale of prefunded warrants, net of issuance costs	—	30,276,569	93,321	13,933
Proceeds from share issuance for warrants exercised	—	21,130,035	—	—
Proceeds from issuance of convertible notes	—	42,014,616	—	—
Capital contribution by non-controlling shareholders	405,000	50,000	—	—
Net cash provided by (used in) financing activities	33,238,421	394,026,823	(9,999,380)	(1,492,951)

Effect of exchange rate fluctuation on cash	(84,203)	224,365	10,275,148	1,534,121

Net increase (decrease) in cash and restricted cash	25,815,179	313,662,066	(26,300,153)	(3,926,731)
Cash and restricted cash at beginning of year	4,521,325	30,336,504	343,998,570	51,360,533
Cash and restricted cash at end of year	¥30,336,504	¥343,998,570	¥317,698,417	$47,433,802

Supplemental cash flow information
Cash paid during the year for interest	¥1,400,462	¥1,682,863	¥1,427,174	$213,084
Cash paid (received) during the year for taxes	¥282,322	¥(98,338)	¥10,214	$1,525
Reconciliation of cash and restricted cash, beginning of year
Cash	¥4,521,325	¥30,336,504	¥343,998,570	¥51,360,533
Restricted cash	—	—	—	—
Cash and restricted cash, beginning of year	¥4,521,325	¥30,336,504	¥343,998,570	$51,360,533

Reconciliation of cash and restricted cash, end of year
Cash	¥30,336,504	¥343,998,570	¥316,974,857	¥47,325,771
Restricted cash	—	—	723,560	108,031
Cash and restricted cash, end of year	¥30,336,504	¥343,998,570	¥317,698,417	$47,433,802

Non-cash investing and financing activities
Issuance of common stock in exchange of shares of FGS, net of issuance costs	¥—	¥1,689,807	¥—	$—
Cancellation of common stock issued prior years in exchange of shares of FGS , net of issuance costs	¥—	¥(1,689,807)	¥—	$—
Issuance of common stock in exchange of shares of Starry, net of issuance costs	¥—	¥27,675,450	¥—	$—
Cancellation of ordinary shares issued to Starry	¥—	¥—	¥(27,675,450)	$(4,132,069)
Conversion of convertible notes to 9,225,338 shares of ordinary shares	¥—	¥42,435,669	¥—	$—
Right-of-use assets obtained in exchange for operating lease obligations	¥1,228,963	¥7,242,819	¥937,672	$139,999
Inventories transferred to and used as fixed assets	¥409,735	¥302,795	¥—	$—
Payable for construction in progress	¥732,513	¥—	¥—	$—
Receivable for disposal of property and equipment	¥110,000	¥—	¥3,000	$448
Payable for issuance cost of common share	¥374,696	¥—	¥—	$—
Capital contribution receivable due from non-controlling Interest	¥—	¥50,000,000	¥—	$—
Other payable due to non-controlling interest converted into capital contribution	¥—	¥—	¥1,130,000	$168,714

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

On December 17, 2015, Huang Hua BHD Petroleum Equipment Manufacturing Co., Ltd, a fully owned subsidiary established by BHD was organized under the laws of the PRC, focusing on the design, assemble and manufacture of hearing equipment.

Gan Su BHD Environmental Technology Co., Ltd (“Gan Su BHD”) was established on May 23, 2017, with registered capital of ¥50 million. The paid in capital was ¥27,495,000 ($4,105,127) as of June 30,2022. BHD owned an equity interest of 49% of Gan Su BHD, and the remaining 51% equity interests was owned by an individual shareholder upon incorporation of Gan Su BHD. On September 25, 2017, the individual shareholder became the minority shareholder by transferring 2.0% equity shares to BHD. On April 26, 2021, the minority shareholder of Gan Su BHD transferred 15.4% of her equity interest to BHD. On May 19, 2021, the minority shareholder transferred 3.6% of her equity interest and BHD transferred 15.4% of its equity interest of Gan Su BHD to Nanjing Recon. There was no consideration paid for the transfers, and after the transfers, BHD owns equity an interest of 51% and Nanjing Recon owns an equity interest of 19% of Gan Su BHD, which is focusing on oilfield sewage treatment and oily sludge disposal projects.

Qing Hai BHD New Energy Technology Co., Ltd. (“Qinghai BHD”) was established on October 16, 2017, with registered capital of ¥50 million. The paid in capital was ¥4,200,000 ($627,079) as of June 30, 2022. BHD owned an equity interest of 55% of Qinghai BHD previously; however, based on an agreement signed by the shareholders of Qinghai BHD dated October 23, 2018, each of the other two individual shareholders agreed to reduce 10% of their equity interests. As a result, Qinghai BHD returned ¥200,000 paid in capital back to one of the individual shareholders. After the new arrangement, BHD owns a total interest of 75% of Qinghai BHD. The remaining paid in capital should be contributed by BHD and the other individual shareholder is ¥33,300,000 ($4,971,840) and ¥12,500,000 ($1,866,306) respectively. Based on its charter dated September 29, 2017, the remaining capital will be injected before September 29, 2036.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As the energy consumption market opened to private and foreign companies, and online payment technology developed, the Domestic Companies began to invest in the downstream of the oil industry. On December 15, 2017, BHD and Nanjing Recon entered into a subscription agreement with Future Gas Station (Beijing) Technology, Ltd (“FGS”), pursuant to which the Domestic Companies acquired an 8% equity interest in FGS. Established in January 2016, FGS is a service company focusing on providing new technical applications and data operations to gas stations and provides solutions to gas stations to improve their operations and their customers’ experience. On August 21, 2018, the Domestic Companies entered into an investment agreement and a supplemental agreement (collectively, the “Investment Agreement”) with FGS and the other shareholders of FGS. Pursuant to the Investment Agreement, our VIEs’ ownership interest in FGS shall increase from 8% to 43%, in exchange for their investment in FGS for a total amount of ¥10 million in cash and the issuance of 487,057 restricted Class A Ordinary Shares to the other shareholders of FGS with certain conditions. As of June 30, 2019, the Domestic Companies invested an aggregate amount of ¥35,116,707 in FGS and issued 487,057 restricted shares in total to other shareholders of FGS, and the Domestic Companies’ ownership interest in FGS has increased to 43%. On February 4, 2021, Nanjing Recon and BHD, entered into the fourth supplemental agreement to the investment agreement with FGS and FGS’ founding shareholders to acquire 8% equity ownership of FGS. The transaction has been closed. As a result, the Domestic Companies collectively own 51% interest of FGS and began to consolidate the financial results of FGS since January 2021. Through the fourth supplemental agreement, the Domestic Companies waived the requirement on FGS’ performance goal about the number of gas stations. Accordingly, the Domestic Companies agreed to pay for the balance of the investment and cancelled the related lock-up terms on the restricted shares, in exchange of the additional 8% equity ownership of FGS.

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

Impact of COVID-19 - In January 2020, the World Health Organization declared the COVID-19 outbreak a global health emergency as the coronavirus outbreak continued to spread beyond China. In compliance with the government health emergency rules in place, the Company temporarily closed offices in varies provinces in China and ceased production operations since Chinese New Year. The Company gradually resumed operation and production since March 2020. For fiscal year 2022, either the Company or its clients’ operations occasionally affected by regional outbreaks, causing some of its business is still not return to prior level. In short term, the Company’s business was affected negatively, and collection of receivables were also affected. However, at this stage, the Company doesn’t expect a significant impact on the Company’s operations and financial results in a long run.

NOTE 2. LIQUIDITY

As disclosed in the Company’s consolidated financial statements, the Company had a net income for the year ended June 30, 2022. The net income of the Company was mainly due to the change in fair value of its warrant liability. The Company had a net loss from operations for the years ended June 30, 2021 and 2020, and as of June 30, 2022, the total future minimum purchase commitment under the non-cancellable purchase contracts were amounted to ¥27.7 million ($4.1 million). In assessing its liquidity, management monitors and analyzes the Company’s cash on-hand and its ability to generate sufficient revenue sources in the future to support its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations. Direct offering and debt financing in the forms of loans payable and loans from related parties have been utilized to finance the working capital requirements of the Company. On September 1, 2021, two major shareholders also renewed a 3-year commitment letter for financial support and whenever the Company has liquidity difficulty, they will provide working capital to support daily operation of the Company.

Despite those negative financial trends, as of June 30, 2022, the Company had positive working capital of ¥392.7 million ($58.6 million) due to the following measurements the management has taken to enhance the Company’s liquidity:

1)	The Company financed through direct offering of its ordinary shares and prefunded warrants. On June 14, 2021, the Company and certain institutional investors entered into certain securities purchase agreement to sell to an aggregate of 6,014,102 Class A Ordinary Shares and 2,800,000 pre-funded warrants to purchase Class A Ordinary Shares in a registered

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

direct offering and warrants to purchase up to 8,814,102 Class A Ordinary Shares in a concurrent private placement, for gross proceeds of approximately $55.0 million before deducting the placement agent’s fees and other estimated offering expenses.
2)	The Company financed through borrowing from shareholders and senior management. As of June 30, 2022, the Company had short-term borrowings due to related parties amounted to ¥9.0 million ($1.3 million), and long-term borrowings due to a related party amounted to ¥6.5 million ($1.0 million).
3)	The Company also financed from commercial banks. As of June 30, 2022, the Company had ¥10.0 million ($1.5 million) in bank loans outstanding. The management expects that the Company will be able to renew its existing bank loan upon its maturity based on past experience and its good credit history.
4)	For the year end June 30, 2022, the Company had approximately ¥26.2 million ($4.0 million) cash out flow from the operating activities, however, as of June 30, 2022, the Company had cash in the amount of approximately ¥317.0 million ($47.3 million) for the next operating cycle ending June 30, 2023.

Management believes that the foregoing measures collectively will provide sufficient liquidity for the Company to meet its future liquidity needs 12 months from this report issuance date.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying consolidated financial statements have been prepared in conformity with Generally Accepted Accounting Principles of the United States of America (“U.S. GAAP”) and have been consistently applied.

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

Currency Translation - The Company’s functional currency is the United States dollars (“U.S. dollars”) and the consolidated financial statements have been expressed in Chinese Yuan (“RMB”) as RMB is the Company’s reporting currency. The consolidated financial statements as of and for the year ended June 30, 2022 have been translated into U.S. dollars solely for the convenience of the readers. The translation has been made at the rate of ¥6.6977 = US$1.00, the approximate exchange rate prevailing on June 30, 2022. These translated U.S. dollar amounts should not be construed as representing Chinese Yuan amounts or that the Chinese Yuan amounts have been or could be converted into U.S. dollars.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Estimates and Assumptions - The preparation of the consolidated financial statements in conformity with US GAAP, which requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates are adjusted to reflect actual experience when necessary. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for credit losses related to trade accounts receivable, other receivables and purchase advances, allowance for inventory, the useful lives of property and equipment, valuation allowance for deferred tax assets, impairment assessment for long-lived assets, goodwill and investment in unconsolidated entity, the discount rate for lease and investment, valuation of the convertible notes, price purchase allocation for business combination and the fair value of share-based payments. The use of estimates is an integral component of the financial reporting process; actual results could differ from those estimates.

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

Accounting guidance also describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Company measures certain financial assets, including investments under the equity method on other-than-temporary basis, intangible assets and fixed assets at fair value when an impairment charge is recognized.

The carrying amounts reported in the consolidated balance sheets for trade accounts receivable, notes receivable, other receivables, purchase advances, contract cost, trade accounts payable, other payable, accrued liabilities, contract liabilities, short-term bank loan and short-term borrowings approximate fair value because of the immediate or short-term maturity of these financial instruments.

Cash - Cash includes cash on hand consisting of coins, currency, undeposited checks, money orders and drafts, demand deposits in banks, certain short-term highly liquid investments and cash in transit.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Restricted cash - Restricted cash represents funds set aside and placed with the bank and serves as the security deposit which is not available to fund general liquidity needs of the Company.

Trade Accounts, Net, Other Receivables, Net and Loan to Third Parties - Accounts receivable are carried at original invoiced amount less a provision for any potential uncollectible amounts. In July 2020, the Company adopted ASU 2016-13, Topics 326-Credit Loss, Measurement of Credit Losses on Financial Instruments, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology, as its accounting standard for its trade accounts receivable and other receivables. Other receivables and loan to third parties arise from transactions with non-trade customers.

The adoption of the credit loss accounting standard has no material impact on the Company’s consolidated financial statements as of July 1, 2020. Accounts receivable, other receivables and loan to third parties are recognized and carried at carrying amount less an allowance for credit loss, if any. The Company maintains an allowance for credit losses resulting from the inability of its trade and non-trade customers (“customers”) to make required payments based on contractual terms. The Company reviews the collectability of its receivables on a regular and ongoing basis. The Company has also included in calculation of allowance for credit losses, the potential impact of the COVID-19 pandemic on our customers businesses and their ability to pay their accounts receivable, other receivables and loan to third parties. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. The Company also considers external factors to the specific customer, including current conditions and forecasts of economic conditions, including the potential impact of the COVID-19 pandemic. In the event the Company recovers amounts previously reserved for, the Company will reduce the specific allowance for credit losses. The provision for credit loss for the year ended June 30, 2022 decreased by approximately ¥3.7 million ($0.6 million) from the year ended June 30, 2021.

The Company evaluates the creditworthiness of all of its customers individually before accepting them and continuously monitors the recoverability of accounts receivable, other receivables and loan to third parties. If there are any indicators that a customer may not make payment, the Company may consider making provision for non-collectability for that particular customer. At the same time, the Company may cease further sales or services to such customer. The following are some of the factors that the Company considers in determining whether to discontinue sales, record as contra revenue or allowance for credit losses:

●	the oil price and fluctuation of the overall oil industry;
●	the customer fails to comply with its payment schedule;
●	the customer is in serious financial difficulty;
●	a significant dispute with the customer has occurred regarding job progress or other matters;
●	the customer breaches any of the contractual obligations;
●	the customer appears to be financially distressed due to economic or legal factors;
●	the business between the customer and the Company is not active; and
●	other objective evidence indicates non-collectability of the accounts receivable, other receivables and loan to third parties.

The Company considers the following factors when determining whether to permit a longer payment period or provide other concessions to customers:

●	the customer’s past payment history;
●	the customer’s general risk profile, including factors such as the customer’s size, age, and public or private status;
●	macroeconomic conditions that may affect a customer’s ability to pay; and

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

●	the relative importance of the customer relationship to the Company’s business.

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

Inventories, Net - Inventories are stated at the lower of cost or net realizable value, on a first-in-first-out basis. The methods of determining inventory costs are used consistently from year to year. Allowance for inventory obsolescence is provided when the net realizable value of certain inventory items is lower than the cost.

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

Goodwill - Goodwill represents the excess of the purchase price over the fair value of assets acquired. The goodwill impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, goodwill of the reporting unit would be considered impaired. To measure the amount of the impairment loss, the implied fair value of a reporting unit’s goodwill is compared to the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. If the carrying amount of a reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. For each of these tests, the fair value of each of the Company’s reporting units is determined using a combination of valuation techniques, including a discounted cash flow methodology. To corroborate the discounted cash flow analysis performed at each reporting unit, a market approach is utilized using observable market data such as comparable companies in similar lines of business that are publicly traded or which are part of a public or private transaction (to the extent available). Step 1 of the goodwill impairment test, used to identify potential impairment, compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value, which is based on future cash flows, exceeds the carrying amount, goodwill is not considered impaired. If the carrying amount exceeds the fair value, the Step 2 must be performed to measure the amount of the impairment loss, if any. The Company has adopted Accounting Standards Updates (“ASU”) 2017-04, simplifying the Test for Goodwill Impairment, which permits the Company to impair the difference between carrying amounts in excess of the fair value of the reporting unit as the reduction in goodwill. ASU 2017-04 eliminates the requirement in previous GAAP to perform Step 2 of the goodwill impairment test. Impairment for goodwill was ¥nil, ¥nil and ¥2,266,893 ($338,457) for the years ended June 30, 2020, 2021 and 2022, respectively.

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

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Impairment of Long-Lived Assets - Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is determined based on the estimated discounted future cash flows expected to be generated by the asset. Impairment for the long-lived assets was ¥nil, ¥768,312 and ¥nil for the years ended June 30, 2020, 2021 and 2022, respectively.

Long-term Investments - ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The main provisions require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value through earnings, unless they qualify for a measurement alternative. The new guidance requires modified retrospective application to all outstanding instruments for fiscal years beginning after December 15, 2017, with a cumulative effect adjustment recorded to opening accumulated deficit as of the beginning of the first period in which the guidance becomes effective. However, changes to the accounting for equity securities without a readily determinable fair value would be applied prospectively. The Company adopted the new financial instruments accounting standard from July 1, 2018.

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

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Company recorded no impairment loss on its equity method investment during the years ended June 30, 2020, 2021 and 2022. The Company recorded a ¥462,879 investment income, ¥266,707 investment loss and ¥15,411 ($2,301) investment income on its equity method investment in unconsolidated entity during the years ended June 30, 2020, 2021 and 2022, respectively.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Business Combinations - The Company accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) Topic 805 “Business Combinations”. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the acquiree, the difference is recognized directly in the consolidated statements of operation and comprehensive income (loss). During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operation and comprehensive income (loss).

In a business combination considered as a step acquisition, the Company remeasures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated statements of operation and comprehensive income (loss).

Noncontrolling Interests - For the Company’s majority-owned subsidiaries, VIEs and subsidiaries of VIEs, a noncontrolling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Company. Noncontrolling interests are classified as a separate line item in the equity section of the Company’s consolidated balance sheets and have been separately disclosed in the Company’s consolidated statements of operation and comprehensive income (loss) to distinguish the interests from that of the Company.

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

The Company’s disaggregation of revenues for the years ended June 30, 2020, 2021 and 2022 is disclosed in Note 27.

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

Platform Outsourcing Services

The Company provides online platform development, maintenance, and operation services to gas stations around different provinces in China to complete online transactions; and API (application programming interface) port export service and related maintain services to business cooperators of different industries that may have transactions in the refueling scenario during the service contract period. The Company considered these performance obligations to be indistinguishable contractual performance obligations. As the Company has no right to get the compensation for any performances completed while not accepted by its customers, the Company can only recognize revenue at a point in time, which is when the online transaction is completed. The Company’s services enable terminal users of different mobile apps run by its clients or cooperators to complete refueling in cash or online through different payment channels, when each transaction, including refueling and payment, is completed, the Company is entitled to charge with pre-settled rates of each transaction amount as service fee and recognize the underlying amount as revenue. Related fees are generally billed monthly, based on a per transaction basis.

Arrangements with Multiple Performance Obligations

Contracts with customers may include multiple performance obligations. For such arrangements, the Company will allocate revenues to each performance obligation based on its relative standalone selling price. We generally determine standalone selling prices based on the prices charged to customers or using expected cost-plus margin.

Contract Balances

The Company’s contract balances include contract costs and contract liabilities from contracts with customers, and the following table provides information about contract balances:

	June 30,	June 30,	June 30,
	2021	2022	2022
	RMB	RMB	U.S. Dollars
Contract costs	¥48,795,906	¥33,858,820	$5,055,274
Contract liabilities	¥7,686,276	¥2,107,277	$314,626

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Amounts billed to customers for shipping and handling activities to fulfill the Company’s promise to transfer the goods are included in revenues, and costs incurred by the Company for the delivery of goods are classified as cost of sales in the consolidated statements of operations and comprehensive income (loss). Sales, value added, and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue. The Company generally offers assurance-type warranties for its products. The specific terms and conditions of those warranties vary depending upon the product. The Company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the warranty liability include historical product-failure experience and estimated repair costs for identified matters. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The amount accrued for expected returns and warranty claims was immaterial as of June 30, 2022. The amount of revenue recognized during the years ended June 30, 2020, 2021 and 2022 that was previously included within contract liability balances was ¥nil, ¥1,899,561 and ¥7,390,276 ($1,103,401), respectively.

Practical Expedients Elected

Incremental Costs of Obtaining a Contract - The Company has elected the practical expedient permitted in ASC 340-40-25-4, which permits an entity to recognize incremental costs to obtain a contract as an expense when incurred if the amortization period will be less than one year and not significant.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Significant Financing Component - The Company has elected the practical expedient permitted in ASC 606-10-32-18, which allows an entity to not adjust the promised amount of consideration for the effects of a significant financing component if a contract has a duration of one year or less. As the Company’s contracts are majorly less than one year in length, consideration will not be adjusted. For the Company’s contracts include a standard payment term of 90 days to 180 days; consequently, there is no significant financing component within contracts. There are also some new contracts that will not be completed within one year from year 2021, the Company did calculation and the amount was not material as end of this fiscal year.

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

Shipping and Handling Costs - Shipping and handling cost incurred to ship products to customers are included in selling and distribution expenses. Shipping and handling expenses were ¥257,573, ¥444,824 and ¥537,371 ($80,232) for the years ended June 30, 2020, 2021 and 2022, respectively.

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

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The ROU asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All ROU assets are reviewed for impairment annually. There was no impairment for ROU lease assets as of June 30, 2021 and 2022.

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

The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position would be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. The Company has no uncertain tax position as of June 30, 2021 and 2022.

As of June 30, 2022, the tax years ended December 31, 2017 through December 31, 2021 for the Company’s People’s Republic of China (“PRC”) subsidiaries remain open for statutory examination by PRC tax authorities.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Comprehensive Income (Loss) - Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). The foreign currency translation gain or loss resulting from the translation of the financial statements expressed in US$ to RMB is reported in other comprehensive income (loss) in the consolidated statements of operations and comprehensive income (loss).

Earnings (Loss) per Share - Earnings (loss) per share (“EPS”) is computed by dividing net income (loss) by the weighted average number of Ordinary Shares outstanding. Diluted EPS are computed by dividing net income (loss) by the weighted-average number of Ordinary Shares and dilutive potential Ordinary Share equivalents outstanding. Potentially dilutive Ordinary Shares consist of Ordinary Shares issuable upon the conversion of ordinary share options, restricted shares and warrants (using the treasury share method).

The following table sets forth the computation of basic and diluted earnings per share for the years ended June 30, 2020, 2021 and 2022:

	For the years ended June 30,
	2020	2021	2022	2022
	RMB	RMB	RMB	U.S. Dollars
Numerator:
Net income (loss) attributable to Recon Technology, Ltd	¥(19,246,701)	¥(22,832,734)	¥95,586,795	$14,271,539

Denominator:
Weighted-average number of ordinary shares outstanding – basic	4,624,615	12,697,024	30,002,452	30,002,452
Outstanding options/warrants/convertible notes	426,854	10,522,294	10,536,433	10,536,433
Potentially dilutive shares from outstanding options/warrants/convertible notes	—	—	—	—
Weighted-average number of ordinary shares outstanding – diluted	4,624,615	12,697,024	30,002,452	30,002,452

Earnings (loss) per share – basic	¥(4.16)	¥(1.80)	¥3.19	$0.48
Earnings (loss) per share – diluted	¥(4.16)	¥(1.80)	¥3.19	$0.48

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

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the consolidated statements of operations.

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

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Recently Issued Accounting Pronouncements

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes. The Board is issuing this Update as part of its initiative to reduce complexity in accounting standards (the Simplification Initiative). The objective of the Simplification Initiative is to identify, evaluate, and improve areas of U.S. GAAP for which cost and complexity can be reduced while maintaining or improving the usefulness of the information provided to users of financial statements. The specific areas of potential simplification in this Update were submitted by stakeholders as part of the Simplification Initiative. For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Company adopted this guidance on July 1, 2021 and the adoption of this ASU did not have a material impact on its consolidated financial statements.

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

NOTE 4. TRADE ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	June 30,	June 30,	June 30,
	2021	2022	2022
Third Parties	RMB	RMB	U.S. Dollars
Trade accounts receivable	¥31,669,331	¥27,206,752	$4,062,089
Allowance for credit losses	(4,982,443)	(4,628,772)	(691,095)
Total third-parties, net	¥26,686,888	¥22,577,980	$3,370,994

	June 30,	June 30,	June 30,
	2021	2022	2022
Third Parties- long-term	RMB	RMB	U.S. Dollars
Trade accounts receivable	¥4,332,984	¥4,983,698	$744,089
Allowance for credit losses	(4,332,984)	(4,983,698)	(744,089)
Total third-parties, net	¥—	¥—	$—

Provision for credit losses of accounts receivable due from third parties was ¥2,204,170, ¥3,730,606 and ¥153,329 ($22,893) for the years ended June 30, 2020, 2021 and 2022, respectively.

The decrease in allowance for credit losses of accounts receivable due from third parties was mainly resulted by the management’s efforts in collection receivables from our customers, and as the date of this report, approximately 68.2%, or ¥15.4 million ($2.3 million) of net outstanding balance as of June 30, 2022 has been collected as of the date of the report.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Provision for credit losses made for accounts receivable due from related-party was ¥340,992 for the year ended June 30, 2020, while net recovery of provision for credit losses made for accounts receivable due from related-party was ¥340,992 for the year ended June 30, 2021. No provision made for credit losses of accounts receivable due from related party for the year ended June 30, 2022.

Movement of allowance for doubtful accounts is as follows:

	June 30,	June 30,	June 30,
	2021	2022	2022
	RMB	RMB	U.S. Dollars
Beginning balance	¥5,849,504	¥9,315,427	$1,390,834
Charge to credit losses	3,730,606	153,329	22,893
Less: write-off	(254,853)	—	—
Foreign currency translation adjustments	(9,830)	143,714	21,457
Ending balance	¥9,315,427	¥9,612,470	$1,435,184

NOTE 5. NOTES RECEIVABLE

Notes receivable represented the non-interest-bearing commercial bills the Company received from the customers for the purpose of collection of sales amounts, which ranged from three to six months from the date of issuance. As of June 30, 2021 and 2022, notes receivable was ¥6,305,633 and ¥10,828,308 ($1,616,715), respectively. As of June 30, 2021 and 2022, no notes were guaranteed or collateralized. As of the date of this report, 81.4%, or ¥8.8 million ($1.3 million) have been subsequently collected, and the remaining balance is expected to be collected by December 2022.

NOTE 6. OTHER RECEIVABLES, NET

Other receivables, net consisted of the following:

	June 30,	June 30,	June 30,
	2021	2022	2022
Third Party	RMB	RMB	U.S. Dollars
Business advances to officers and staffs (A)	¥957,277	¥1,441,807	$215,268
Deposits for projects	1,982,987	3,259,236	486,619
VAT recoverable	3,562,295	437,095	65,260
Others	1,469,949	2,547,520	380,356
	7,972,508	7,685,658	1,147,503
Less: Long term portion (B)	(114,679)	(1,564,381)	(233,569)
Allowance for credit losses	(918,153)	(619,444)	(92,486)
Other receivable - current portion	¥6,939,676	¥5,501,833	$821,448
(A)	Business advances to officers and staffs represent advances for business travel and sundry expenses related to oilfield or on-site installation and inspection of products through customer approval and acceptance.
(B)	Long-term portion are mainly tender deposits for large-scale projects or rental contracts. These funds may not be collected back until projects are finished or contracts are completed.

Provision for credit losses of other receivables was ¥67,312 for the year ended June 30, 2020. Net recovery of credit losses of other receivables was ¥187,161 and ¥294,644 ($43,992) for the years ended June 30, 2021 and 2022, respectively.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Movement of allowance for credit losses is as follows:

	June 30,	June 30,	June 30,
	2021	2022	2022
	RMB	RMB	U.S. Dollars
Beginning balance	¥1,529,036	¥918,153	$137,085
Balance acquired from FGS	151,689	—	—
Reversal of credit losses	(187,161)	(294,644)	(43,992)
Less: write-off	(575,411)	(4,065)	(607)
Ending balance	¥918,153	¥619,444	$92,486

NOTE 7. LOANS TO THIRD PARTIES

	June 30,	June 30,	June 30,
	2021	2022	2022
	RMB	RMB	U.S. Dollars
Working fund to third party companies	¥50,476,782	¥50,383,822	$7,522,532
Allowance for credit losses	—	—	—
Total loans to third parties	¥50,476,782	¥50,383,822	$7,522,532

Loans to third parties are mainly used for short-term funding to support the Company’s external business partners. These loans bear interest or no interest and have terms of no more than one year. The Company periodically reviewed the loans to third parties as to whether their carrying values remain realizable. The Company believes that the risk associated with the above loans are relatively low based on the evaluation of the creditworthiness of these third-party debtors and the relationships with them. As the date of the report, approximately ¥4.5 million (approximately $0.7 million) was collected by the Company and the remaining part was expected to be paid in full by end of June 2023.

NOTE 8. CONTRACT COSTS, NET

Contract costs, net consisted of the following:

	June 30,	June 30,	June 30,
	2021	2022	2022
Third Party	RMB	RMB	U.S. Dollars
Contract costs	¥53,344,816	¥37,922,302	$5,661,970
Allowance for credit losses	(4,548,910)	(4,063,482)	(606,696)
Total contract costs, net	¥48,795,906	¥33,858,820	$5,055,274

As of June 30, 2022, total contracts costs, net amounted to ¥33,858,820 ($5,055,274), of which 13.3%, or ¥4.5 million ($0.7 million) have been subsequently realized as of the date of the report, and the remaining balance is expected to be utilized by March 2023.

Net recovery of provision for credit losses of contract cost was ¥22,451 for the year ended June 30, 2020. Provision for credit losses of contract was ¥4,647,802 for the year ended June 30, 2021. Net recovery of provision for credit losses of contract cost was ¥552,008 ($82,417) for the years ended June 30, 2022. As the progress of these contracts was delayed by the COVID-19 pandemic, the Company records allowance for credit losses of contract cost according to its general accounting policy. Since the pandemic is relatively under control now, some of our projects has resumed its progress and the contract costs were realized, hence, resulted in a decrease in allowance for credit losses of contract cost. The Company will continue making great efforts to prevent any unrealizable of contract costs from third parties.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Movement of allowance for credit losses of contract costs is as follows:

	June 30,	June 30,	June 30,
	2021	2022	2022
	RMB	RMB	U.S. Dollars
Beginning balance	¥139,762	¥4,548,910	$679,172
Provision for (reversal of) credit losses	4,647,802	(552,008)	(82,417)
Charge to cost of sales	—	66,580	9,941
Less: write-off	(238,654)	—	—
Ending balance	¥4,548,910	¥4,063,482	$606,696

NOTE 9. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	June 30,	June 30,	June 30,
	2021	2022	2022
	RMB	RMB	U.S. Dollars
Motor vehicles	¥5,097,921	¥5,312,274	$793,146
Office equipment and fixtures	1,385,084	1,442,395	215,356
Production equipment	30,559,275	31,102,055	4,643,677
Total property and equipment	37,042,280	37,856,724	5,652,179
Less: accumulated depreciation	(9,135,200)	(11,614,250)	(1,734,060)
Less: Impairment for property and equipment	(768,312)	(768,312)	(114,712)
Property and equipment, net	¥27,138,768	¥25,474,162	$3,803,407
Construction in progress	¥—	¥239,739	$35,794

Depreciation expenses were ¥1,582,461, ¥2,773,122 and ¥2,611,854 ($389,961) for the years ended June 30, 2020, 2021 and 2022, respectively.

Impairment loss for the property and equipment was ¥nil, ¥768,312 and ¥nil for the years ended June 30, 2020, 2021 and 2022. As one of the Company’s properties and equipment were not able to generate enough future cashflow. Thus the Company decided to record full impairment of those properties and equipment during the year ended June 30, 2021.

Gain from property and equipment disposal was ¥89,156 for the year ended June 30, 2020. Loss from property and equipment disposal was ¥19,590 and ¥48,628 ($7,260) for the years ended June 30, 2021 and 2022, respectively.

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

As of December 31, 2020, the Company owned 43% of the equity interests of FGS. The investments are accounted for using the equity method because the Company has significant influence, but no control of FGS. The Company recorded a ¥462,879 investment income and ¥251,296 investment loss for the years ended June 30, 2020 and 2021, respectively, which was included in “Income (loss) from investment in unconsolidated entity” in the consolidated statements of operations and comprehensive income (loss).

On February 8, 2021, and pursuant to FGS’ shareholder meeting resolution dated January 13, 2021 (“Acquisition Date”), two of the Company’s subsidiaries entered into the fourth supplemental agreement to the investment agreement with FGS and FGS’ founding shareholders to acquire 8% equity ownership of FGS, as an exchange for waiver of the requirement on FGS’ performances goal about the number of gas stations and cancellation of the related lock-up terms on the 487,057 Restricted Shares of the Company (reflecting the effect of one-for-five reverse share split) issued per the agreement signed on August 21, 2018. FGS failed to complete one of the three goals set up in the investment agreement. As a consequence, the Company shall cancel one third of the 487,057 Restricted Shares, which shall be 162,352 Restricted Shares. According to this new arrangement, the Company waived the goals and cancellation of the shares as a deemed consideration of the 8% equity. Based on the share price $1.61 on January 13, 2021, the fair value of the waived performance goal equals to ¥1,689,807 ($261,667). As a result, the Company owns 51% interest of FGS and this transaction was considered as a step acquisition under ASC 805 “Business Combinations”. A step acquisition gain of ¥979,254 arising from revaluation of previously held equity interest was recognized during the year ended June 30, 2021.

The Company retained independent appraisers to advise management in the determination of the fair value of customers relationship and goodwill. The values assigned in these financial statements represent management’s best estimate of fair values as of the Acquisition Date. The carrying value of other assets and liabilities other than customer relationship and goodwill, are approximate at their fair value as of the Acquisition Date.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The fair values of the identifiable assets and liabilities as at the date of the acquisitions are summarized in the following table:

	RMB	U.S. Dollars
Cash	¥471,843	$70,448
Trade accounts receivable, net	831,049	124,079
Other receivables, net	144,285	21,542
Contract costs, net	75,250	11,235
Prepaid expenses	91,132	13,606
Property and equipment, net	118,130	17,637
Intercompany receivables*	6,850,000	1,022,736
Intangible assets- customer relationship	7,000,000	1,045,131
Goodwill	6,996,895	1,044,668
Trade accounts payable	(1,032,078)	(154,094)
Other payables	(1,273,182)	(190,092)
Other payable- related parties	(479,959)	(71,660)
Deferred revenue	(39,786)	(5,940)
Accrued payroll and employees’ welfare	(1,629,519)	(243,295)
Taxes payable	(64,253)	(9,593)
Deferred tax liability	(1,050,000)	(156,768)
Total	¥17,009,807	$2,539,640

Cash considerations	—	—
Deemed equity consideration to acquire 8% equity interest in FGS	1,689,807	252,296
Fair value of previously held equity interest	30,530,000	4,558,266
Non-controlling interest	34,790,000	5,194,303
Capital contribution receivable due from non-controlling Interest	(50,000,000)	(7,465,225)
Total	¥17,009,807	$2,539,640

*Intercompany receivables from Nanjing Recon and BHD are eliminated upon consolidation.

The noncontrolling interest has been recognized at fair value net with subscription receivable on the acquisition date.

Goodwill and intangible assets

The excess of purchase price over the fair value of assets acquired and liabilities assumed of the business acquired was recorded as goodwill. The goodwill is not expected to be deductible for tax purposes. In conjunction with the preparation of our consolidated financial statement for year ended June 30, 2022, the management performed evaluation on the impairment of goodwill and recorded an impairment loss on goodwill of ¥2,266,893 ($338,457) for the year ended June 30, 2022.

The identifiable goodwill acquired and the carrying value as of June 30, 2022 is as follows:

	Fair Value
	RMB	U.S. Dollars
Goodwill	¥6,996,895	$1,044,668
Less: impairment	(2,266,893)	(338,457)
The carrying value of goodwill as of June 30,2022	4,730,002	706,211

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The fair value of identified intangible assets, which is customer relationship, and its estimated useful lives is as follows:

			Average
			Useful Life
	Fair Value		(in Years)
	RMB	U.S. Dollars
Intangible assets - customer relationship	¥7,000,000	$1,045,132	10
Less: accumulated amortization	(1,050,000)	(156,770)
Total intangible assets, net as of June 30,2022	¥5,950,000	$888,362

The amortization expense of customer relationship was ¥nil, ¥350,000 and ¥700,000 ($104,513) for the years ended June 30, 2020, 2021 and 2022, respectively.

(b)	Investment in Starry Blockchain Energy Pte. Ltd. (“Starry”)

On June 3, 2021, Company entered into a share exchange agreement (the “Agreement”) with Starry, an innovative blockchain and sustainable energy technological company, and the controlling shareholders of Starry (the “Starry Controlling Shareholders”) to acquire 30% of the equity interest in Starry. Pursuant to the terms of the Agreement, the signing parties agreed that the value of 30% of the equity interest in Starry is $3,000,000. As consideration to acquire Starry’s 30% equity interest, the Company issued 316,345 unregistered, restricted Class A Ordinary Shares, based on $9.48 per share, the average closing price in the 30 trading days prior to signing this Agreement, to the Starry Controlling Shareholders. Fair value of the shares issued on the investment date, which was June 3, 2021, was ¥27,675,450, or $4,327,600, based on the closing price of $13.80 per share. On November 10, 2021, this investment agreement was terminated based on a mutual decision and the 316,345 unregistered, restricted Class A Ordinary Shares was subsequently cancelled on December 10, 2021. The Company recorded an investment loss of ¥15,411 and an investment income of ¥15,411 ($2,301) during the years ended June 30, 2021 and 2022, respectively. On November 10, 2021, the Company signed a service agreement with Starry, and as the service consideration, the Company issued 500,000 restricted Class A Ordinary Shares to Starry (See Note 20).

NOTE 11. LEASES

Effective July 1, 2019, the Company adopted the new lease accounting standard. Adoption of this standard resulted in the recording of operating lease ROU assets and corresponding operating lease liabilities of ¥1,228,963 ($183,490) and ¥1,228,963 ($183,490), respectively, as of July 1, 2019 with no impact on accumulated deficit. Financial position for reporting periods beginning on or after July 1, 2019, are presented under the new guidance, while prior period amounts are not adjusted and continue to be reported in accordance with previous guidance.

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

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The table below presents the operating lease related assets and liabilities recorded on the balance sheets:

	June 30,	June 30,	June 30,
	2021	2022	2022
	RMB	RMB	U.S. Dollars
Rights of use lease assets, net	¥7,925,930	¥5,440,590	$812,305

Operating lease liabilities – current	2,226,832	3,892,774	581,209
Operating lease liabilities – non-current	4,792,101	2,184,635	326,176
Total operating lease liabilities	¥7,018,933	¥6,077,409	$907,385

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of June 30, 2022:

	June 30, 2021	June 30, 2022
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	2.59	1.73
Weighted average discount rate	5.0%	5.0%

Operating lease costs and short-term lease costs for the year ended June 30, 2020 were ¥1,348,742 and ¥1,142,417, respectively. Operating lease costs and short-term lease costs for the year ended June 30, 2021 were ¥2,034,105 and ¥1,291,685, respectively. Operating lease costs and short-term lease costs for the year ended June 30, 2022 were ¥3,443,813 ($514,177) and ¥967,247 ($144,414), respectively.

The following is a schedule, by years, of maturities of lease liabilities as of June 30, 2022:

Twelve months ending June 30,	RMB	U.S. Dollars
2023	¥4,073,072	$608,128
2024	2,222,504	331,830
Total lease payments	6,295,576	939,958
Less: imputed interest	(218,167)	(32,573)
Present value of lease liabilities	6,077,409	907,385
Less: operating lease liabilities – current	3,892,774	581,209
Operating lease liabilities – non-current	¥2,184,635	$326,176

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12. OTHER PAYABLES

Other payables consisted of the following:

	June 30,	June 30,	June 30,
	2021	2022	2022
Third Parties	RMB	RMB	U.S. Dollars
Professional service fees	¥7,940,481	¥2,061,016	$307,720
Distributors and employees	1,488,329	1,009,307	150,694
Accrued expenses	206,051	206,045	30,763
Others	227,901	257,550	38,453
Total	¥9,862,762	¥3,533,918	$527,630

	June 30,	June 30,	June 30,
	2021	2022	2022
Related Parties	RMB	RMB	U.S. Dollars
Expenses paid by the major shareholders	¥1,594,543	¥1,396,419	$208,492
Due to family members of the owners of BHD and FGS	545,159	590,159	88,113
Due to management staff for costs incurred on behalf of the Company	260,965	253,557	37,857
Total	¥2,400,667	¥2,240,135	$334,462

NOTE 13. TAXES PAYABLE

Taxes payable consisted of the following:

	June 30,	June 30,	June 30,
	2021	2022	2022
	RMB	RMB	U.S. Dollars
VAT payable	¥643,896	¥1,741,972	$260,085
Income tax payable	440,030	440,030	65,698
Other taxes payable	165,068	28,956	4,323
Total taxes payable	¥1,248,994	¥2,210,958	$330,106

NOTE 14. SHORT-TERM BANK LOANS

Short-term bank loans consisted of the following:

	June 30,	June 30,	June 30,
	2021	2022	2022
	RMB	RMB	U.S. Dollars
Bank of Nanjing (1)	¥4,000,000	¥—	$—
Beijing Rural Commercial Bank (2)	10,000,000	10,000,000	1,493,045
China Construction Bank (3)	1,000,000	—	—
Total short-term bank loans	¥15,000,000	¥10,000,000	$1,493,045
(1)	On June 23, 2020, the Company entered into another loan agreement with Bank of Nanjing to borrow ¥1,500,000 as working capital for one year. The Company made the withdraw in an amount of ¥1,500,000 on July 1, 2020, which will be due on July 1, 2021. The loan was repaid in full upon maturity. On June 21, 2021, the Company entered into another loan agreement with Bank of Nanjing to borrow ¥2,500,000 as working capital for one year, with maturity date of June 17, 2022. The loan was repaid in full by December 31, 2021.

All these loans bear a fixed interest rate of 4.35% per annum and are guaranteed by one of the founders of the Company.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(2)	On April 15, 2020, the Company entered into a loan agreement with Beijing Rural Commercial Bank to borrow ¥ 10,000,000 as working capital for one year. The Company made the first withdraw in an amount of ¥5,600,000 on April 23, 2021, which will be due on April 20, 2022. The Company made second withdraw in an amount of ¥ 4,400,000 on May 18, 2021, which will be due on May 11, 2022. These two loans were repaid in full upon maturity. On April 13, 2022, the Company entered into a loan agreement with Beijing Rural Commercial Bank to borrow ¥ 5,600,000 ($836,105) as working capital for one year, which will be due on April 12, 2023. On April 13, 2022, the Company entered into a loan agreement with Beijing Rural Commercial Bank to borrow ¥ 4,400,000 ($656,940) as working capital for one year, which will be due on May 12, 2023. All these loan bears a fixed interest rate of 4.6% per annum. These loans are guaranteed by one of the founders of the Company and he also pledged self-owned housing property with carrying value of approximately RMB 17.6 million (approximately $2.6 million) as collateral for these loans.
(3)	On July 10, 2020, the Company entered into a loan agreement with China Construction Bank to borrow ¥1,000,000 as working capital for one year, with maturity date of July 10, 2021. The loan bears a fixed interest rate of 4.0525% per annum. The loan was repaid in full upon maturity.

Interest expense for the short-term bank loan was ¥203,049, ¥602,124 and ¥486,757 ($72,675) for the years ended June 30, 2020, 2021 and 2022, respectively.

NOTE 15. SHORT-TERM BORROWINGS

Short-term borrowings due to third parties consisted of the following:

	June 30,	June 30,	June 30,
	2021	2022	2022
Short-term borrowings due to third parties:	RMB	RMB	U.S. Dollars
Short-term borrowing, 15% annual interest, due on September 23, 2021*	¥230,000	¥—	$—
Short-term borrowing, interest-free, due on May 12, 2022*	200,000	—	—
Short-term borrowing, interest-free, due on June 21, 2022*	100,000	—	—
Total short-term borrowings due to third parties	¥530,000	¥—	$—

*    The Company repaid the loans in full.

Interest expense for short-term borrowings due to a third party were ¥nil, ¥ 30,000 and ¥nil for the years ended June 30, 2020, 2021 and 2022, respectively.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Short-term borrowings due to related parties consisted of the following:

	June 30,	June 30,	June 30,
	2021	2022	2022
Short-term borrowings due to related parties:	RMB	RMB	U.S. Dollars
Short-term borrowing from a founder, 4.35% annual interest, due on December 21, 2021*	¥5,006,042	¥—	$—
Short-term borrowing from a founder, 4.35% annual interest, due on March 25, 2022*	4,000,000	—	—
Short-term borrowing from a founder’s family member, 0% annual interest, due on December 31, 2021*	670,000	—	—
Short-term borrowing from a founder’s family member, 0% annual interest, due on March 24, 2022*	3,000,000	—	—
Short-term borrowing from a founder, 4.35% annual interest, due on November 17, 2022	—	4,006,767	598,228
Short-term borrowing from a founder, 4.35% annual interest, due on December 26, 2022	—	5,002,389	746,879
Total short-term borrowings due to related parties	¥12,676,042	¥9,009,156	$1,345,107

*    The Company repaid the loans in full on maturity date.

No short-term borrowings due to related parties were guaranteed or collateralized at June 30, 2021 and 2022.

Interest expense for short-term borrowings due to related parties were ¥ 506,358, ¥ 433,281 and ¥ 397,468 ($59,344) for the years ended June 30, 2020, 2021 and 2022, respectively.

NOTE 16. LONG-TERM BORROWINGS DUE TO RELATED PARTY

Long-term borrowings due to related party consisted of the following:

	June 30,	June 30,	June 30,
	2021	2022	2022
Long-term borrowings due to related party:	RMB	RMB	U.S. Dollars
Long-term borrowing from a founder, monthly payments of ¥126,135 inclusive of interest at 8.90%, ten years loan, due in November 2027.	¥7,406,617	¥6,510,606	$972,062
Less: current portion	(920,066)	(999,530)	(149,234)
Total long-term borrowings due to related party	¥6,486,551	¥5,511,076	$822,828

No short-term borrowings due to related parties were guaranteed or collateralized at June 30, 2021 and 2022.

Interest expense for short-term borrowings due to related parties were ¥ 763,220, ¥693,641 and ¥617,611 ($92,212) for the years ended June 30, 2020, 2021 and 2022, respectively.

The future maturities of long-term borrowings due to related party at June 30, 2022 are as follows:

Twelve months ending June 30,	RMB	U.S. Dollars
2023	¥999,530	$149,234
2024	1,065,921	159,147
2025	1,164,755	173,903
2026	1,272,753	190,028
2027	1,390,765	207,647
Thereafter	616,882	92,103
Total	¥6,510,606	$972,062

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17. CLASS A ORDINARY SHARES

Share offering

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

On December 10, 2019, the Company’s Board approved to effect a one-for-five reverse share split of its Class A Ordinary Shares (the “Reverse Share Split”) with the market effective date of December 27, 2019, such that the number of the Company’s Class A Ordinary Shares is decreased from 100,000,000 to 20,000,000 and the par value of each Class A Ordinary Share is increased from US$0.0185 to US$0.0925 (¥0.62). As a result of the Reverse Share Split, each five pre-split Class A Ordinary Shares outstanding were automatically combined and converted to one issued and outstanding Class A Ordinary Share without any action on the part of the shareholder. No fractional Class A Ordinary Shares were issued to any shareholders in connection with the reverse share split. Each shareholder was entitled to receive one Class A Ordinary Share in lieu of the fractional share that would have resulted from the reverse share split. As of December 26, 2019 (immediately prior to the effective date), there were 23,049,639 Class A Ordinary Shares outstanding, and the number of Class A Ordinary Shares outstanding after the Reverse Share Split is 4,611,720, taking into account of the effect of rounding fractional shares into whole shares. In addition, all options and any other securities of the Company outstanding immediately prior to the Reverse Share Split (to the extent they don’t provide otherwise) will be appropriately adjusted by dividing the number of Class A Ordinary Shares into which the options and other securities are exercisable by 5 and multiplying the exercise price thereof by 5, as a result of the Reverse Share Split.

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

On April 5, 2021, the Company held its annual general meeting of shareholders (the “Annual Meeting”) for the fiscal year ended June 30, 2020. At the Annual Meeting, the Company’s shareholders approved a special resolution that the authorized share capital of the Company be amended from US$1,850,000 divided into 20,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0925 each, to US$15,725,000 divided into 150,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0925 (¥0.62) each, and 20,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0925 (¥0.62) each. The change from Ordinary Shares to Class A Ordinary Shares is reflected with the NASDAQ Capital Market and in the marketplace at the open of business on April 12, 2021, whereupon the Class A Ordinary Shares began trading. The Company’s Class A Ordinary Shares will continue to trade on the NASDAQ Capital Market under the symbol “RCON” and under the CUSIP Number of G7415M124. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members. Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall be entitled to fifteen (15) votes on all matters subject to vote at general meetings of the Company.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The following table summarizes the Company’s Pre-Funded Warrants activities and status of Pre-Funded Warrants at June 30, 2022:

		Weighted	Average
		Average	Remaining
	Pre-Funded	Exercise Price	Period
Pre-Funded Warrants	Warrants	Per Share	(Years)
Outstanding as of June 30, 2020	—	$—	—
Issued	2,800,000	0.01	—
Forfeited	—	—	—
Exercised	(1,330,000)	0.01	—
Expired	—	—	—
Outstanding as of June 30, 2021	1,470,000	$0.01	5.46
Issued	—	—	—
Forfeited	—	—	—
Exercised	(1,470,000)	$0.01	—
Expired	—	—	—
Outstanding as of June 30, 2022	—	$—	—

Appropriated Retained Earnings

According to the Memorandum and Articles of Association, the Company is required to transfer a certain portion of its net profit, as determined under PRC accounting regulations, from current net income to the statutory reserve fund. In accordance with the PRC Company Law, companies are required to transfer 10% of their profit after tax, as determined in accordance with PRC accounting standards and regulations, to the statutory reserves until such reserves reach 50% of the registered capital or paid-in capital of the companies. As of June 30, 2021 and 2022, the balance of total statutory reserves was ¥4,148,929 and ¥4,148,929 ($619,454), respectively.

NOTE 18. ORDINARY SHARES PURCHASE WARRANTS ISSUED TO INVESTORS

In May and June 2020, the Company consummated two offerings. In connection with the offering, the Company issued to the investors warrants to purchase an aggregate of 911,112 Class A ordinary shares at an exercise price of $2.25 per Class A ordinary share, which was amended to $1.25 per Class A ordinary share on the second offering on June 30, 2020. These warrants are exercisable at any time, and from time to time, in whole or in part, commencing on May 26, 2020 and expire on November 25, 2025. The fair value of these warrants, using the Black-Scholes option pricing model, on the date of issuance was $1,689,389. Variables used in the option-pricing model include (1) risk-free interest rate at the date of grant (0.40%), (2) expected warrant life of 5.5 years, (3) expected volatility of 99.50%, and (4) expected dividend yield of 0. As of June 30, 2021, all warrants were exercised and all the underlying shares were issued.

In June 2020, the Company issued to the investors warrants to purchase an aggregate of 1,680,000 Class A ordinary shares at an exercise price of $1.25 per Class A ordinary share. These warrants are exercisable at any time, and from time to time, in whole or in part, commencing on June 30, 2020 and expire on December 30, 2025. The fair value of these warrants, using the Black-Scholes option pricing model, on the date of issuance was $1,639,333. Variables used in the option-pricing model include (1) risk-free interest rate at the date of grant (0.35%), (2) expected warrant life of 5.5 years, (3) expected volatility of 104.26%, and (4) expected dividend yield of 0. As of June 30, 2021, all warrants were exercised.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In June 2021, the Company issued to some institutional investors warrants to purchase an aggregate of up to 8,814,102 Class A Ordinary Shares. The warrants are subject to deemed-liquidation redemption features and are therefore classified as a liability in accordance with FASB ASC 480. Warrant liability is classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities. The warrant liability is re-valued at each reporting period with the change in fair value recorded through earnings. The Company established the initial fair value of the warrants at $34,860,000. As of June 30, 2021, the fair value of the warrant liability was $29,520,000. During the period from June 14, 2021 (date of initial measurement) through June 30, 2021, there was change in fair value of warrant liability in an aggregate amount of $5,340,000 recorded as a part of offset to the Company’s net loss for the year. As of June 30, 2022, the fair value of the warrant liability was $2,490,000 (¥16,677,328). During the year ended June 30, 2022, there was change in fair value of warrant liability in an aggregate amount of $27,030,000 recorded as a part of offset to the Company’s net loss from operations for the year ended June 30, 2022.

The key inputs into the Black-Scholes model were as follows at their measurement dates:

			June 14, 2021
	June 30,	June 30,	(Initial
Input	2022	2021	measurement)
Share price	0.66	$4.33	5.01
Risk-free interest rate	3.00%	0.95%	0.90%
Volatility	109%	111%	111%
Exercise price	6.24	6.24	6.24
Warrant life	4.46 years	5.46 years	5.50 years

The following table presents information about the Company’s warrants that were measured at fair value on a recurring basis as of June 30, 2021 and 2022, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.

		Quoted Prices In	Significant Other	Significant Other
	June 30,	Active Markets	Observable Inputs	Unobservable Inputs
Description	2021	(Level 1)	(Level 2)	(Level 3)
Liabilities:
Warrant liability	$29,520,000	$—	$—	$29,520,000

		Quoted Prices In	Significant Other	Significant Other
	June 30,	Active Markets	Observable Inputs	Unobservable Inputs
Description	2022	(Level 1)	(Level 2)	(Level 3)
Liabilities:
Warrant liability	$2,490,000	$—	$—	$2,490,000

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the Company’s Warrants activities and status of Warrants at June 30, 2022:

		Weighted	Average
		Average	Remaining
		Exercise Price	Period
Warrants	Warrants	Per Share	(Years)
Outstanding as of June 30, 2020	2,591,112	$1.25	5.50
Issued	8,814,102	6.24
Forfeited	—	—
Exercised	(2,591,112)	1.25
Expired	—	—
Outstanding as of June 30, 2021	8,814,102	$6.24	5.46
Issued	—	—
Forfeited	—	—
Exercised	—	—
Expired	—	—
Outstanding as of June 30, 2022	8,814,102	$6.24	4.46

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

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20. SHARE-BASED COMPENSATION

Share-Based Awards Plan

The following is a summary of the share options activity:

		Weighted
		Average
		Exercise Price
Share Options	Shares	Per Share
Outstanding as of June 30, 2020	109,520	$10.02
Granted	—	—
Forfeited	—	—
Exercised	—	—
Expired	—	—
Outstanding as of June 30, 2021	109,520	$10.02
Granted	—	—
Forfeited	(29,520)	14.80
Exercised	—	—
Expired	—	—
Outstanding as of June 30, 2022	80,000	$8.25

The following is a summary of the status of options outstanding and exercisable at June 30, 2022:

Outstanding Options			Exercisable Options
		Average			Average
		Remaining			Remaining
Average Exercise		Contractual	Average Exercise		Contractual
Price	Number	life (Years)	Price	Number	life (Years)
$8.25	80,000	2.59	$8.25	80,000	2.59
80,000

The Share-based compensation expense recorded for share options granted were all ¥Nil for the years ended June 30, 2020, 2021 and 2022, respectively. No unrecognized share-based compensation for share options as of June 30, 2022.

Restricted Shares to Senior Management

As of June 30, 2022, the Company has granted restricted Class A Ordinary Shares to senior management and employees as follows:

On October 13, 2017, the Company granted 180,000 restricted shares to its employees as compensation cost for awards. The fair value of the restricted shares was $919,800 based on the closing share price $5.11 at October 13, 2017. These restricted shares will vest over three years with one-third of the shares vesting every year from the grant date. All granted shares under this plan are fully vested on October 13, 2020.

On August 21, 2018, the Company granted 391,200 restricted shares to its employees as compensation cost for awards. The fair value of the restricted shares was $2,523,240 based on the closing share price $6.45 at August 21, 2018. These restricted shares will vest over three years with one-third of the shares vesting every year from the grant date. All granted shares under this plan are fully vested on September 03, 2021.

On February 28, 2022, the Company granted 1,642,331 Class A shares to its employees as compensation cost for awards. The fair value of the restricted shares was $1,708,024 based on the closing share price $1.04 at February 28, 2022. These restricted shares will vest over three years with one-third of the shares vesting every year from the grant date. No shares under this plan are vested as the date of this report.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

250,086, 188,662 and 128,672 restricted Class A restricted shares were issued and outstanding for the years ended June 30, 2020, 2021 and 2022, respectively, for all the plans mentioned above.

As of June 30, 2022, the Company has granted restricted Class B Ordinary Shares to senior management as follows:

On December 5, 2021, the Company granted 2,500,000 restricted shares to its management as compensation cost for awards. The fair value of the restricted shares was $4,175,000 based on the fair value of the share price $1.67 at December 5, 2021. These restricted shares vested immediately on the grant date. All granted shares under this plan are issued and outstanding on December 5, 2021.

On February 28, 2022, the Company granted 1,600,000 restricted shares to its management as compensation cost for awards. The fair value of the restricted shares was $1,694,000 based on the fair value of share price $1.06 at February 28, 2022. These restricted shares vested immediately on the grant date. All granted shares under this plan are issued and outstanding on February 28, 2022.

Nil, nil and 4,100,000 restricted Class B restricted shares were issued and outstanding for the years ended June 30, 2020, 2021 and 2022, respectively, for all the plans mentioned above.

The share-based compensation expense recorded for restricted shares issued for management was ¥7,944,835, ¥6,140,037 and ¥39,263,485 ($5,862,215) for the years ended June 30, 2020, 2021 and 2022, respectively. The total unrecognized share-based compensation expense of restricted shares issued for management and employees as of June 30, 2022 was approximately ¥10.2 million ($1.5 million), which is expected to be recognized over a weighted average period of approximately 2.67 years.

Restricted Shares for service

As of June 30, 2022, the Company has granted restricted Class A Ordinary Shares to consultant as follows:

On November 10, 2021, the Company signed a service agreement with Starry. As the service consideration, the Company should issue 500,000 restricted Class A Ordinary Shares which vested in equal monthly amounts through the end of December 31, 2021. Half of the restricted Class A Ordinary Shares was valued based on the closing share price of $1.60 on December 10, 2021 and the other half was valued based on the closing share price of $1.31 on December 31, 2021. As of June 30, 2022, all granted shares under this plan are fully vested and issued.

On January 5, 2022, the Company signed a consulting agreement with Lintec Information Ltd (the “Consultant”). As the service consideration, the Company issued 1,050,000 restricted Class A Ordinary Shares with a value of $1,354,500 based on the closing share price of $1.29 on January 5, 2022 to the Consultant on January 5, 2022 as payment for being the Company’s investment and financial advisor for a period of one year. The vesting period of these shares was one year from the date of contract. All of the restricted shares were issued under this plan on January 5, 2022 and half of the granted shares under this plan was vested as of June 30, 2022.

Nil, nil and 1,550,000 restricted Class A restricted shares were issued and outstanding for the years ended June 30, 2020, 2021 and 2022, respectively, for all the plans mentioned above.

The Share-based compensation expense recorded for restricted shares issued for service was ¥33,927, ¥nil and ¥8,935,920 ($1,334,173) for the years ended June 30, 2020, 2021 and 2022, respectively. The total unrecognized share-based compensation expense of restricted shares issued for service as of June 30, 2022 was approximately ¥4.5 million ($0.7 million), which is expected to be recognized over a weighted average period of approximately 0.52 year.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Following is a summary of the restricted shares granted:

Restricted share grants	Shares
Non-vested as of June 30, 2020	320,800
Granted	—
Vested	(190,400)
Non-vested as of June 30, 2021	130,400
Granted	7,292,331
Vested	(5,255,400)
Non-vested as of June 30, 2022	2,167,331

The following is a summary of the status of restricted share at June 30, 2022:

Outstanding Restricted Shares
		Average
		Remaining
Fair Value per		Amortization
Share	Number	Period (Years)
$1.04	1,642,331	2.67
$1.29	525,000	0.52
	2,167,331

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

As approved by the domestic tax authority in the PRC, BHD was recognized as a government-certified high-technology company on November 25, 2009 and is subject to a reduced income tax rate of 15% through November 25, 2018. BHD reapplied for a high-technology company certificate, and the new certificate was approved as October 31, 2018 and expired on October 31, 2021. BHD reapplied for a high-technology company certificate, and the new certificate was approved as December 17, 2021 and will expire on December 17, 2024.

Income (loss) before provision for income taxes consisted of:

	For the years ended June 30,
	2020	2021	2022	2022
	RMB	RMB	RMB	U.S. Dollars
Outside China areas	¥(10,160,525)	¥4,011,449	¥113,741,972	$16,982,188
China	(9,679,757)	(30,402,528)	(20,066,451)	(2,996,011)
Total	¥(19,840,282)	¥(26,391,079)	¥93,675,521	$13,986,177

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Deferred tax assets and (liabilities) net is composed of the following:

	June 30,	June 30,	June 30,
	2021	2022	2022
	RMB	RMB	U.S. Dollars
Deferred tax assets:
Allowance for credit losses	¥2,137,968	¥1,781,573	$265,997
Impairment for inventory	160,791	59,913	8,945
Net operating loss carryforwards	15,741,037	16,511,047	2,465,175
Subtotal	18,039,796	18,352,533	2,740,117
Less: Valuation allowance	(17,427,464)	(17,193,874)	(2,567,124)
Total deferred tax assets	612,332	1,158,659	172,993
Deferred tax liabilities:
Accelerated amortization of intangible assets	(92,032)	(119,271)	(17,808)
Gain on the previously held equity method investment	(146,888)	(146,888)	(21,931)
Recognition of customer relationship arising from business combinations	(997,500)	(892,500)	(133,254)
Total deferred tax liabilities	(1,236,420)	(1,158,659)	(172,993)
Deferred tax liabilities, net	¥(624,088)	¥—	$—

The Company’s subsidiaries, VIEs and VIEs’ subsidiaries incurred a cumulative net operating loss (“NOL”) which may reduce future corporate taxable income. As of June 30, 2021, the cumulative NOL was approximately ¥91.4 million. During the year ended June 30, 2022, NOL amounted to approximately ¥28.1 million ($4.2 million) was expired, and the Company’s subsidiaries, VIEs and VIEs’ subsidiaries incurred an additional NOL carryforwards of approximately ¥31.9 million ($4.8 million) and utilized NOL of approximately ¥0.6 million ($0.1 million), resulting in a cumulative NOL carryforwards of approximately ¥94.6 million ($14.1 million) as of June 30, 2022. The tax benefit in relation to the utilization of the NOL by one of the VIEs was ¥158,062 ($23,599) during the year ended June 30, 2022.

The NOL will expire over the next five years as follows:

Twelve months ending June 30,	RMB	U.S. Dollars
2023	¥13,146,922	$1,962,895
2024	10,484,902	1,565,443
2025	19,617,124	2,928,925
2026	32,533,742	4,857,434
2027	18,769,899	2,802,430
Total	¥94,552,589	$14,117,127

Following is a reconciliation of income tax expense (benefit) at the effective rate to income tax at the calculated statutory rates:

	For the years ended June 30,
	2020	2021	2022	2022
	RMB	RMB	RMB	U.S. Dollars
Income tax (benefits) expenses calculated at PRC statutory rates	¥(4,960,454)	¥(6,597,770)	¥23,418,880	$3,496,544
Nondeductible expenses and others	232,213	338,058	263,655	39,365
Effect of tax rate differential	2,008,824	626,245	(24,061,020)	(3,592,418)
Benefit of revenue exempted from enterprise income tax	(266,548)	(57,250)	(1,799)	(269)
Change in valuation allowances	3,268,287	5,264,804	(233,590)	(34,876)
Tax refund	—	(98,338)	—	—
Income tax expenses (benefit)	¥282,322	¥(524,251)	¥(613,874)	$(91,654)

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company’s income tax expense (benefit) is comprised of the following:

	For the years ended June 30,
	2020	2021	2022	2022
	RMB	RMB	RMB	U.S. Dollars
Current income tax provision (benefit)	¥282,322	¥(98,338)	¥10,214	$1,525
Deferred income tax benefit	—	(425,913)	(624,088)	(93,179)
Income tax expenses (benefit)	¥282,322	¥(524,251)	¥(613,874)	$(91,654)

NOTE 22. NON-CONTROLLING INTEREST

Non-controlling interest consisted of the following:

	As of June 30, 2021
		Nanjing	Gan Su	Qinghai
	BHD	Recon	BHD	BHD	FGS	Total	Total
	RMB	RMB	RMB	RMB	RMB	RMB	U.S. Dollars
Paid-in capital	¥1,651,000	¥200,000	¥4,805,000	¥—	¥—	¥6,656,000	$1,046,308
Capital contribution receivable due from non-controlling Interest	—	—	—	—	(50,000,000)	(50,000,000)	(7,859,883)
Unappropriated retained earnings (deficit)	3,477,493	3,616,002	(4,106,883)	(1,442,443)	(539,034)	1,005,135	158,005
Accumulated other comprehensive loss	(18,850)	(11,853)	—	—	—	(30,703)	(4,826)
Valuation increase shared by minority shareholders	—	—	—	—	34,790,000	34,790,000	5,468,906
Total non-controlling interests	¥5,109,643	¥3,804,149	¥698,117	¥(1,442,443)	(15,749,034)	¥(7,579,568)	$(1,191,490)

	As of June 30, 2022
		Nanjing	Gan Su	Qinghai
	BHD	Recon	BHD	BHD	FGS	Total	Total
	RMB	RMB	RMB	RMB	RMB	RMB	U.S. Dollars
Paid-in capital	¥1,651,000	¥200,000	¥4,805,000	¥—	¥—	¥6,656,000	$993,771
Capital contribution receivable due from non-controlling Interest	—	—	—	—	(48,870,000)	(48,870,000)	(7,296,511)
Unappropriated retained earnings (deficit)	3,477,493	3,616,001	(4,972,129)	(1,520,225)	(893,405)	(292,265)	(43,635)
Accumulated other comprehensive loss	(18,850)	(11,853)	—	—	—	(30,703)	(4,584)
Valuation increase shared by minority shareholders	—	—	—	—	34,790,000	34,790,000	5,194,303
Total non-controlling interests	¥5,109,643	¥3,804,148	¥(167,129)	¥(1,520,225)	(14,973,405)	¥(7,746,968)	$(1,156,656)

The Company had capital contribution receivable due from non-controlling interest of FGS amounted to ¥50,000,000 as of June 30, 2021. The Company received capital contribution from a non-controlling shareholder of FGS amounted to ¥1,130,000 ($168,714) during the year ended June 30, 2022, and the capital contribution receivable due from non-controlling Interest of FGS amounted to ¥48,870,000 ($7,296,511) as of June 30, 2022. The Company received capital contribution from non-controlling shareholders of Gan Su BHD amounted to ¥405,000, ¥50,000 and ¥nil during the years ended June 30, 2020, 2021 and 2022, respectively.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23. CONCENTRATIONS

Credit risk

As of June 30, 2021 and 2022, approximately ¥18.8 million and ¥20.3 million ($3.0 million) of the Company’s cash was on deposit at financial institutions in the PRC, respectively. Per PRC regulations, the maximum insured bank deposit amount is RMB500,000 for each financial institution. The Company’s total unprotected cash held in banks amounted to approximately ¥16.3 million and ¥17.8 million ($2.7 million) as of June 30, 2021 and 2022, respectively. As of June 30, 2021 and 2022, approximately ¥325.1 million and ¥297.2 million ($44.4 million) of the Company’s cash was on deposit at financial institutions in the Hong Kong, respectively. Per Hong Kong regulations, the maximum insured bank deposit amount is HKD 500,000 for each financial institution. The Company’s total unprotected cash held in banks amounted to approximately ¥324.7 million and ¥296.8 million ($44.3 million) as of June 30, 2021 and 2022, respectively.

Customer concentration risk

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

For the year ended June 30, 2022, CNPC represented 50%, SINOPEC represented 28%, and another customer represented 10% of the Company’s total revenue, respectively. At June 30, 2022, CNPC accounted for 49%, SINOPEC represented 22% and another customer accounted for 14% of the Company’s trade accounts receivable, net, respectively.

NOTE 24. COMMITMENTS AND CONTINGENCY

(a)   Contingency

Severance payments

The Labor Contract Law of the PRC requires employers to assure the liability of severance payments if employees are terminated and have been working for the employers for at least two years prior to January 1, 2008. The employers will be liable for one month of severance pay for each year of the service provided by the employees. As of June 30, 2022, the Company estimated its severance payments of approximately ¥7.1 million ($1.1 million) which has not been reflected in its consolidated financial statements, because management cannot predict what the actual payment, if any, will be in the future.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Legal contingencies

On December 1, 2021, Henan Puxinfangfu Construction Engineering Co., Ltd. (“the Plaintiff”) submitted a Civil Complaint to the People’s Court of Suzhou District, Jiuquan City, Gansu Province (the “Court”) against Gan Su BHD. The complaint requested that Gan Su BHD shall make the compensation to the Plaintiff for the outstanding trade payable plus the interest, and the litigation fee in this case shall be borne by Gan Su BHD. The Plaintiff also applied for property preservation before litigation to preserve the bank account of the Company. On December 1, 2021, the Court issued a judgement and approximately ¥0.7 million ($0.1 million) of Gan Su BHD’s bank balance was became restricted for one year. On April 7, 2022 and June 9, 2022, the Court issued first and second judgement which stated that the case to transfer to Yumen People's Court for jurisdiction. As of June 30, 2022, Gan Su BHD recorded ¥1.82 million ($271,734) trade account payable due to the Plaintiff, and the compensation claimed by the Plaintiff was approximately ¥2.0 million (approximately $0.3 million). As the date of this report, the outcome of this legal proceeding is uncertain at this point because of the many questions of fact and law that may arise, and Gan Su BHD will vigorously defend itself and seek for less settlement payment in the next trail of this litigation

(b)   Purchase commitment

The total future minimum purchase commitment under the non-cancellable purchase contracts as of June 30, 2022 are payable as follows:

Twelve months ending June 30,	Minimum purchase commitment
2023	¥26,967,803	$4,026,414
2024	300,000	44,791
2025	300,000	44,791
2026	150,000	22,396
Thereafter	—	—
Total minimum payments required	¥27,717,803	$4,138,392

(c) Office Leases Commitment - short term

The Company entered into several non-cancellable operating lease agreements for office spaces and factories. Future payments under such leases were included in lease liabilities as disclosed in Note 11, other than those within under lease agreements within one year which are disclosed as follows as of June 30, 2022:

Twelve months ending June 30,	RMB	U.S. Dollars
2023	¥549,219	$82,001
Total	¥549,219	$82,001

NOTE 25. RELATED PARTY TRANSACTIONS AND BALANCES

Sales to a related party – sales to a related party consisted of the following:

	For the years ended June 30,
	2020	2021	2022	2022
	RMB	RMB	RMB	U.S. Dollars
Urumqi Yikeli Automatic Control Equipment Co., Ltd. *	¥—	¥85,657	¥—	$—
Total revenue from a related party	¥—	¥85,657	¥—	$—

* The noncontrolling shareholder of Gan Su BHD owns 10% interests in Urumqi Yikeli Automatic Control Equipment Co., Ltd.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Prepaid expenses - related parties – prepaid expenses - related parties consisted of the following:

	June 30, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	U.S. Dollars
Founders	¥363,000	¥275,000	$41,059
Founders' family member	70,000	—	—
Total prepaid expenses - related parties	¥433,000	¥275,000	$41,059

Leases from related parties - The Company has various agreements for the lease of office space owned by the founders and their family members. The terms of the agreement state that the Company will continue to lease the property at a monthly rent of ¥110,834 ($16,547) with annual rental expense at ¥1.3 million ($0.20 million).

The details of leases from related parties are as below:

			Monthly Rent	Monthly Rent
Lessee	Lessor	Rent Period	RMB	USD
Nanjing Recon	One of the founders	April 1, 2022 - March 31, 2024	¥40,000	$5,972
BHD	One of the founders	January 1, 2022- Dec 31, 2022	31,667	4,728
BHD	One of the founders	January 1, 2022 - Dec 31, 2022	22,500	3,359
BHD	Founders’ family member	January 1, 2022 - Dec 31, 2022	16,667	2,488

As of June 30, 2021, the operating lease ROU assets and corresponding operating lease liabilities of leases from related parties was ¥352,775 and ¥352,775, respectively.

As of June 30, 2022, the operating lease ROU assets and corresponding operating lease liabilities of leases from related parties was ¥765,241 ($114,254) and ¥765,241 ($114,254), respectively.

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

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Summary information regarding consolidated VIEs and their subsidiaries is as follows:

	June 30, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	U.S. Dollars
ASSETS
Current Assets
Cash	¥4,293,380	¥18,033,666	$2,584,476
Restricted cash	—	723,560	108,031
Notes receivable	6,305,633	10,828,308	1,616,715
Trade accounts receivable, net	24,762,732	22,577,980	3,370,994
Inventories, net	3,644,522	3,894,369	581,447
Other receivables, net	5,988,641	5,500,981	821,321
Loans to third parties	1,350,000	30,270,563	4,519,531
Purchase advances, net	1,078,137	178,208	26,607
Contract costs, net	48,795,906	33,858,820	5,055,274
Prepaid expenses	-	165,120	24,653
Prepaid expenses- related parties	433,000	275,000	41,059
Total current assets	96,651,951	126,306,575	18,750,108

Property and equipment, net	27,138,768	25,474,162	3,803,407
Land use right, net	1,253,408	1,226,169	183,073
Customer relationship	6,650,000	5,950,000	888,362
Long-term other receivables, net	114,679	1,564,381	233,569
Goodwill	6,996,895	4,730,002	706,211
Right of use assets	7,925,930	5,440,590	812,305
Total Assets	¥146,731,631	¥170,931,618	$25,412,829

LIABILITIES
Short-term bank loan	¥15,000,000	¥10,000,000	$1,493,045
Trade accounts payable	18,182,770	12,826,108	1,914,996
Other payables	2,096,830	1,469,761	219,442
Other payable- related parties	1,253,797	1,061,081	158,424
Advance from customers	7,686,276	2,107,277	314,626
Accrued payroll and employees’ welfare	1,565,898	1,213,040	181,112
Intercompany payables*	123,331,367	194,373,010	29,020,764
Taxes payable	1,249,052	2,211,190	330,141
Short-term borrowings	530,000	—	—
Short-term borrowings - related parties	12,676,042	9,009,156	1,345,107
Long-term borrowings - related party - current portion	920,066	999,530	149,234
Operating lease liabilities - current	2,226,832	3,892,774	581,209
Total current liabilities	186,718,930	239,162,927	35,708,100

Operating lease liabilities - non-current	4,792,101	2,184,635	326,176
Long-term borrowings - related party	6,486,551	5,511,076	822,828
Deferred tax liability	624,088	187,972	28,065
Total Liabilities	¥198,621,670	¥247,046,610	$36,885,169

*Intercompany payables are eliminated upon consolidation.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The financial performance of VIEs reported in the consolidated statement of operations and comprehensive loss for the year ended June 30, 2020 includes revenues of ¥45,681,441, operating expenses of ¥25,769,990, and net loss of ¥10,089,768. The financial performance of VIEs reported in the consolidated statement of operations and comprehensive loss for the year ended June 30, 2021 includes revenues of ¥47,817,378, operating expenses of ¥36,704,840, and net loss of ¥29,407,210. The financial performance of VIEs and their subsidiaries reported in the consolidated statement of operations and comprehensive income for the year ended June 30, 2022 includes revenues of ¥83,777,571 ($12,508,368), operating expenses of ¥35,725,237 ($5,333,938), and net loss of ¥18,180,305 ($2,714,401).

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

The following tables present summary information by segment for the years ended June 30, 2020, 2021 and 2022, respectively:

	For the year ended June 30,
	2020	2021	2022	2022
	RMB	RMB	RMB	U.S. Dollars
Automation product and software	¥51,413,830	¥18,535,166	¥31,944,055	$4,769,390
Equipment and accessories	14,222,623	15,791,623	17,159,381	2,561,973
Oilfield environmental protection	124,198	11,043,979	25,335,363	3,782,684
Platform outsourcing services	—	2,567,807	9,338,772	1,394,321
Total revenue	¥65,760,651	¥47,938,575	¥83,777,571	$12,508,368

	For the year ended June 30, 2022
	Automation	Equipment	Oilfield	Platform
	product and	and	environmental	outsourcing
	software	accessories	protection	services	Total
	RMB	RMB	RMB	RMB	RMB
Revenue	¥31,944,055	¥17,159,381	¥25,335,363	¥9,338,772	¥83,777,571
Cost of revenue and related tax	29,824,014	10,479,615	20,222,446	3,826,759	64,352,834
Gross profit	¥2,120,041	¥6,679,766	¥5,112,917	¥5,512,013	¥19,424,737
Depreciation and amortization	¥421,619	¥814,960	¥2,045,601	¥57,688	¥3,339,868
Total capital expenditures	¥14,823	¥21,456	¥768,795	¥194,578	¥999,652
Timing of revenue recognition
Goods transferred at a point in time	¥31,944,055	¥17,159,381	¥15,779,825	¥9,338,772	¥74,222,033
Services rendered over time			9,555,538	—	9,555,538
Total revenue	¥31,944,055	¥17,159,381	¥25,335,363	¥9,338,772	¥83,777,571

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	For the year ended June 30, 2021
	Automation	Equipment	Oilfield	Platform
	product and	and	environmental	outsourcing
	software	accessories	protection	services	Total
	RMB	RMB	RMB	RMB	RMB
Revenue	¥18,535,166	¥15,791,623	¥11,043,979	¥2,567,807	¥47,938,575
Cost of revenue and related tax	19,942,541	11,264,971	8,045,567	1,470,468	40,723,547
Gross profit	¥(1,407,375)	¥4,526,652	¥2,998,412	¥1,097,339	¥7,215,028
Depreciation and amortization	¥277,496	¥851,612	¥2,000,952	¥20,729	¥3,150,789
Total capital expenditures	¥26,761	¥136,224	¥315,944	¥43,487	¥522,416
Timing of revenue recognition
Goods transferred at a point in time	¥18,535,166	¥15,791,623	¥9,654,418	¥2,567,807	¥46,549,014
Services rendered over time	—	—	1,389,561	—	1,389,561
Total revenue	¥18,535,166	¥15,791,623	¥11,043,979	¥2,567,807	¥47,938,575

	For the year ended June 30, 2020
	Automation	Equipment	Oilfield	Platform
	product and	and	environmental	outsourcing
	software	accessories	protection	services	Total
	RMB	RMB	RMB	RMB	RMB
Revenue	¥51,413,830	¥14,222,623	¥124,198	¥—	¥65,760,651
Cost of revenue and related tax	38,257,914	7,683,662	212,679	—	46,154,255
Gross profit	¥13,155,916	¥6,538,961	¥(88,481)	¥—	¥19,606,396
Depreciation and amortization	¥98,756	¥683,522	¥827,422	¥—	¥1,609,700
Total capital expenditures	¥85,975	¥—	¥3,782,911	¥—	¥3,868,886
Timing of revenue recognition
Goods transferred at a point in time	¥10,871,301	¥14,222,623	¥—	¥—	¥25,093,924
Services rendered over time	40,542,529	—	124,198	—	40,666,727
Total revenue	¥51,413,830	¥14,222,623	¥124,198	¥—	¥65,760,651

	June 30,	June 30,	June 30,
	2021	2022	2022
	RMB	RMB	U.S. Dollars
Total assets:
Automation product and software	¥156,435,379	¥147,377,607	$22,004,142
Equipment and accessories	160,299,200	149,876,933	22,377,300
Oilfield environmental protection	139,326,144	107,755,500	16,088,380
Platform outsourcing services	110,455,937	85,232,044	12,725,527
Total Assets	¥566,516,660	¥490,242,084	$73,195,349

NOTE 28. SUBSEQUENT EVENTS

These consolidated financial statements were approved by management and available for issuance on October 28, 2022, and the Company has evaluated subsequent events through this date. No subsequent events required adjustments to or disclosure in these consolidated financial statements.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

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

The Company did not pay any dividend for the periods presented. As of June 30, 2021 and 2022, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

RECON TECHNOLOGY, LTD

PARENT COMPANY BALANCE SHEETS (UNAUDITED)

	June 30,	June 30,	June 30,
	2021	2022	2022
	RMB	RMB	U.S. Dollars
ASSETS
Cash	¥325,116,815	¥296,838,959	$44,319,391
Due from intercompanies	142,741,114	205,224,961	30,641,009
Other current assets	52,136,194	20,364,424	3,040,500
Total Current Assets	519,994,123	522,428,344	78,000,900

Non-current assets
Investment in subsidiaries and VIEs	(49,551,884)	(77,566,835)	(11,581,077)
Investment in unconsolidated entity	27,931,795	—	—

Total assets	¥498,374,034	¥444,861,509	¥66,419,823

LIABILITIES AND SHAREHOLDERS’ EQUITY

Other current liabilities	12,643,150	7,552,452	1,127,615
Total current Liabilities	12,643,150	7,552,452	1,127,615

Warrant liability	190,635,850	16,677,328	2,490,000
LIABILITIES	203,279,000	24,229,780	3,617,615

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A ordinary shares, $0.0925 U.S. dollar par value, 150,000,000 shares authorized; 26,868,391 shares and 27,180,718 shares issued and outstanding as of June 30, 2021 and 2022, respectively	16,340,826	18,001,670	2,687,730
Class B ordinary shares, $0.0925 U.S. dollar par value, 20,000,000 shares authorized; nil shares and 2,500,000 shares issued and outstanding as of June 30, 2021 and 2022, respectively	—	2,408,498	359,600
Additional paid-in capital	479,490,763	496,038,696	74,060,807
Accumulated deficit	(202,711,391)	(107,124,596)	(15,994,184)
Accumulated other comprehensive income (loss)	1,974,836	11,307,461	1,688,255
Total shareholders’ equity	295,095,034	420,631,729	62,802,208

Total liabilities and shareholders’ equity	¥498,374,034	¥444,861,509	$66,419,823

* Due from subsidiaries, VIEs and VIEs’ subsidiaries are eliminated upon consolidation.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

RECON TECHNOLOGY, LTD

PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

	For the years ended June 30,
	2020	2021	2022	2022
	RMB	RMB	RMB	U.S. Dollars
Revenues	¥20,079,210	¥121,197	¥—	$—
Cost of revenues	16,063,368	97,024	—	—

Gross profit	4,015,842	24,173	—	—

General and administrative expenses	13,337,810	29,502,464	62,918,622	9,394,033
Provision for credit losses	—	1,933,986	1,923,382	287,170
Loss from operations	(9,321,968)	(31,412,277)	(64,842,004)	(9,681,203)

Fair value changes of warrants liability	—	35,365,792	174,485,575	26,051,481
Other income (loss)	(1,298,039)	320,235	4,105,116	612,913

Equity in loss of subsidiaries, VIEs and VIEs’ subsidiaries	(8,626,694)	(27,106,484)	(18,161,892)	(2,711,652)

Net income (loss)	¥(19,246,701)	¥(22,832,734)	¥95,586,795	$14,271,539
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS
Foreign currency translation adjustment	(84,205)	(850,895)	9,332,625	1,393,403
Comprehensive income (loss) attributable to the company	¥(19,330,906)	¥(23,683,629)	¥104,919,420	$15,664,942

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

RECON TECHNOLOGY, LTD

PARENT COMPANY STATEMENTS OF CASH FLOWS (UNAUDITED)

	For the years ended June 30,
	2020	2021	2022	2022
	RMB	RMB	RMB	U.S. Dollars

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	¥(19,246,701)	¥(22,832,734)	¥95,586,795	$14,271,539
Adjustments to reconcile net cash flows from operating activities:
Changes in warrants liabilities	—	(35,365,792)	(174,485,575)	(26,051,481)
Amortization of offering cost of warrants	—	12,584,024	—	—
Provision for doubtful accounts	—	1,933,986	1,923,382	287,170
Restricted shares issued for management and employees	7,944,835	6,140,037	39,263,485	5,862,215
Loss (income) from investment in unconsolidated entity	—	15,411	(15,411)	(2,301)
Restricted shares issued for services	33,927	—	8,935,919	1,334,173
Equity in earnings of subsidiaries and VIEs	8,626,694	27,106,484	18,161,892	2,711,652
Other current assets	(3,370,538)	(474,891)	(111,521)	(16,651)
Other current liabilities	5,583,322	4,776,846	(5,090,698)	(760,064)

Net cash used in operating activities	(428,461)	(6,116,629)	(15,831,732)	(2,363,748)

Cash flows from investing activities:
Repayments from loans to third parties	—	1,950,000	166,405,032	24,845,019
Payments made for loans to third parties	—	(50,288,458)	(137,391,510)	(20,513,170)
Due from intercompany, VIEs and VIEs’ subsidiaries	(4,484,382)	(29,505,002)	(55,569,342)	(8,296,753)

Net cash used in investing activities	(4,484,382)	(77,843,460)	(26,555,820)	(3,964,904)

Cash flows from financing activities:
Proceeds from warrants issued with common share	—	212,051,414	—	—
Proceeds from sale of common share, net of issuance costs	26,141,051	81,091,141	—	—
Proceeds from sale of prefunded warrants, net of issuance costs	—	30,276,569	93,321	13,933
Proceeds from share issuance for warrants exercised	—	21,130,035	—	—
Proceeds from issuance of convertible notes	—	42,014,616	—	—

Net cash provided by financing activities	26,141,051	386,563,775	93,321	13,933

Effect of exchange rate fluctuation on cash	(97,823)	274,149	14,016,375	2,092,708

Net increase (decrease) in cash	21,130,385	302,877,835	(28,277,856)	(4,222,011)

CASH, beginning of year	1,108,595	22,238,980	325,116,815	48,541,402

CASH, end of year	¥22,238,980	¥325,116,815	¥296,838,959	$44,319,391

Non-cash investing and financing activities
Issuance of common share in exchange of shares of Starry, net of issuance costs	¥—	¥27,675,450	¥—	$—
Cancellation of ordinary shares issued to Starry	¥	¥	¥(27,675,450)	$(4,132,069)
Conversion of convertible notes to 9,225,338 shares of ordinary shares	¥—	¥42,435,669	¥—	$—
Payable for issuance cost of common share	¥374,696	¥—	¥—	$—