Form 20-F
period 2023-06-30
Recon Technology, Ltd
filed 2023-10-30
CIK 1442620

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2023

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 40,528,218 Class A Ordinary Shares.

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

PART I

We are a Cayman Islands holding company. We are not a Chinese operating company, and do not conduct business operations directly in China. All China operations are conducted by our subsidiaries established in the People’s Republic of China (“PRC” or “China”) and in the Hong Kong Special Administrative Region of the People’s Republic of China (“HKSAR” or “Hong Kong”), and by our contractual arrangements with variable interest entities, or “VIEs,” and the VIEs’ subsidiaries located in China. This structure involves unique risks to investors. The VIE structure provides contractual exposure to foreign investment in Chinese-based companies, pursuant to which U.S. GAAP accounting rules require us to consolidate such VIEs’ financial results in our financial statements. VIE structures are generally used where Chinese law prohibits direct foreign investment in the operating companies. Investors may never directly hold equity interests in the Chinese operating companies. Unless otherwise stated, as used in this prospectus and in the context of describing our operations and consolidated financial information, “we,” “us,” “Company,” or “our,” refers to Recon Technology, Ltd, a Cayman Islands exempted limited company, together with our subsidiaries. “Our subsidiaries” refer to Recon Investment Ltd. and Recon Hengda Technology (Beijing) Co. Ltd., or Recon-IN and Recon-BJ, respectively. “VIEs” refers to the PRC variable interest entities and their subsidiaries (Nanjing Recon Technology Co., Beijing BHD Petroleum Technology Co., Gan Su BHD Environmental Technology Co. Ltd, Huang Hua BHD Petroleum Equipment Manufacturing Co. Ltd., and Qing Hai BHD New Energy Technology Co. Ltd., Future Gas Station (Beijing) Technology, Ltd., or “Nanjing Recon,” “BHD,” “Gan Su BHD,” “HH BHD,” “Qing Hai BHD,” and “FGS” respectively). You are not investing in Nanjing Recon, BHD, Gan Su BHD, HH BHD, Qing Hai BHD, or FGS. Instead, we entered into certain contracts (the “VIE Agreements”) dated April 1, 2019, which are used to provide investors exposure to foreign investment in China-based companies where Chinese law prohibits or restricts direct foreign investment in the operating companies. A wholly foreign-owned entity (“WFOE”) is a limited liability company based in the People’s Republic of China but wholly owned by foreign investors. In our instance, Recon-BJ is a WFOE wholly owned by us through our subsidiary, Recon-IN, a Hong Kong limited company. As a result of our direct ownership in the WFOE and the VIE Agreements, we are regarded as the primary beneficiary of the VIE for accounting purposes.

We mainly conduct our business through the VIEs, Nanjing Recon, BHD and their respective subsidiaries by means of Contractual Arrangements. Because we do not hold equity interests in the VIEs and their subsidiaries, we are subject to risks due to the uncertainty of the interpretation and application of the PRC laws and regulations regarding VIEs and the VIE structure, including but not limited to regulatory review of overseas listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the contractual arrangements with the VIEs. We are also subject to the risk that the PRC government could disallow the VIE structure, which would likely result in a material change in our operations and as a result the value of Securities may depreciate significantly or become worthless. At the time of this filing, the Contractual Agreements have not been tested in a court of law.

For U.S. GAAP purposes, each VIE has its own operating cash flow. Cash flow between our Company and the VIEs primarily consists of transfers from us to the VIEs for supplemental working capital, which is mainly used in purchase of materials and payment of operating expenses and investments. In addition, the VIEs occasionally make payments on our behalf when we experience a cash shortage. For the fiscal years ended June 30, 2023, 2022 and 2021, net cash transferred from the Company to the VIEs was RMB 69,562,912, RMB55,569,342 and RMB15,720,667, respectively. There was no cash transferred from the VIEs to the Company or fees paid on behalf of the Company by the VIEs during the years ended June 30, 2023, 2022 and 2021. Neither we nor the VIEs have present plans to distribute earnings or settle amounts owed under the Contractual Agreements. Cash in the VIEs are expected to be retained for business growth and operation. No dividends or distributions have been declared to pay to us from our subsidiaries or the VIEs. No dividends or distributions were made to any U.S. investors.

We are also subject to legal and operational risks associated with being based in and having the majority of the Company’s and VIEs’ operations in China. These risks may result in a material change in our operations, or a complete hindrance of our ability to offer or continue to offer our securities to investors and could cause the value of our securities to significantly decline or become worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structures, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On July 10, 2021, the PRC State Internet Information Office issued the Measures of Cybersecurity Review (Revised Draft for Comments, not yet effective), which requires cyberspace operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review. Furthermore, the Chinese education sector is going through a series of reforms and new laws and guidelines have been recently promulgated and released to regulate our industry. As of the date of this prospectus, these new laws and guidelines have not impacted the Company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange because the Company and the VIEs are not involved in the education industry and do not maintain data of more than 1 million users; however, there are uncertainties in the interpretation and enforcement of these new laws and guidelines, which could materially and adversely impact our business and financial outlook. On February 17, 2023, with the approval of the State Council, China Securities Regulatory Commission (the “CSRC”) issued the relevant system and rules for the management of overseas listing records, which will be implemented from March 31, 2023. A total of six institutional rules (the “Listing Records Rules”) have been issued this time, including the Trial Measures for the Administration of Overseas Issuance and Listing of Securities by Domestic Enterprises (hereinafter referred to as the “Trial Measures”) and five supporting guidelines. Under the Listing Records Rules, a company established in mainland China seeking securities offering and listing, by both direct or indirect means, in an overseas market is required to undertake filing procedures with the CSRC for its overseas offering and listing activities. The Trial Measures also set forth a list of circumstance under which overseas offering and listing by domestic companies established in mainland China is prohibit, including: (i) where such securities offering and listing is explicitly prohibited by the PRC laws; (ii) where the intended securities offering and listing may endanger national security as reviewed and determined by competent PRC authorities under the State Council in accordance with PRC laws; (iii) where the domestic company established in mainland China, or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three (3) years; (iv) where the domestic company established in mainland China seeking securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof; and (v) where there are material ownership disputes over equity held by the controlling shareholder of the company established in mainland China or by other shareholders that are controlled by the controlling shareholder and/or actual controller. In accordance with the Trial Measures, the listing and trading of our Class A Ordinary Shares on Nasdaq is deemed as an indirect overseas offering and listing by domestic companies established in mainland China, and thus, we are subject to the Listing Records Rules and the relevant filing procedures as required. Further, we believe, as of the date of this annual report, none of the circumstances prohibiting the overseas offering and listing by domestic companies established in mainland China as listed above applies to us, and we can offer and continue to offer our Class A Ordinary Shares on Nasdaq.

In accordance with the Notice on the Arrangement for the Filing of Overseas Offering and Listing by Domestic Companies issued by the CSRC along with the Listing Records Rules on the same day, we are deemed as an “Existing Issuer” because we have been listed overseas before March 31, 2023. Under such Notice, we are not required to undertake the initial filing procedure immediately. However, we shall carry out filing procedures as required in a timely manner for the subsequent events, including any further follow-up offerings on Nasdaq, dual and/or secondary offering and listing on different overseas markets, and occurrence of material events including change of control, investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities, change of listing status or transfer of listing segment, and voluntary or mandatory delisting. If we or the Domestic Companies (defined below) in future fail to undertake filing procedures as stipulated in the Trial Measures, or offer and list securities in an overseas market in violation of the Trial Measures, the CSRC may order rectification, issue warnings to us and/or the Domestic Companies, and impose a fine of between RMB1,000,000 yuan and RMB10,000,000 yuan. The CSRC may also inform its regulatory counterparts in the overseas jurisdictions, such as the SEC, via cross-border securities regulatory cooperation mechanisms.

Further, on February 24, 2023, the CSRC, together with Ministry of Finance, National Administration of State Secrets Protection, and National Archives Administration of China, released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Confidentiality Provisions”), which will come into effect on March 31, 2023 with the Trial Measures. Under the Confidentiality Provisions, domestic companies established in mainland China seeking overseas offering and listing, by both direct and indirect means, are required to institute a sound confidentiality and archives system. If such domestic companies established in mainland China intend to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, they shall obtain approval from competent authorities and complete the relevant filing procedure with the competent secrecy administrative department prior to their disclosure or provision of such documents and materials. Further, if they provide or publicly disclose documents and materials which may adversely affect national security or public interests, they shall strictly follow the corresponding procedures in accordance with relevant laws and regulations. Once effective, any failure or perceived failure by us or our subsidiaries to comply with the above confidentiality and archives administration requirements under the Confidentiality Provisions and other relevant PRC laws and regulations may cause relevant entities to be held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime. As of the date of this annual report, we believe that we and our subsidiaries have not provided or publicly disclosed any documents or materials involving state secrets or work secrets of PRC government agencies or any of which may adversely affect national security or public interests, to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. We intend to strictly comply with the Confidentiality Provisions and other relevant PRC laws and regulations in our offering and listing on Nasdaq in future.

However, any failure of us or the Domestic Companies to fully comply with the Listing Records Rules and/or the Confidentiality Provisions, once effective, may significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares on Nasdaq, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our Class A Ordinary Shares to significantly decline in value or become worthless. See “Risk Factor — Risks Related to Doing Business in China — The Chinese government exerts oversight and control over overseas offerings and listing conducted by China-based issuers under the Listing Records Rules and the Confidentiality Provisions, which could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors and could cause the value of our Class A Ordinary Shares to significantly decline or become worthless.”

ITEM 1.              IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable for annual reports on Form 20-F.

ITEM 2.              OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable for annual reports on Form 20-F.

ITEM 3.              KEY INFORMATION

A. Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of operations data for the three years ended June 30, 2021, 2022 and 2023 and the consolidated balance sheet data as of June 30, 2021, 2022, and 2023 have been derived from our audited consolidated financial statements set forth in “Item 18 – Financial Statements”. The selected consolidated balance sheet data for the year ended June 30, 2021 have been derived from our audited consolidated balance sheet as of June 30, 2021, which is not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with Generally Accepted Accounting Principles in the United States of America, or U.S. GAAP.

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

(All amounts in thousands of Renminbi, except Dividend per share in U.S. dollars and Shares outstanding)

Statement of operations data:

	For the years ended June 30,
	2023	2022	2021
	RMB¥	RMB¥	RMB¥
Revenue	67,114,378	83,777,571	47,938,575
Loss from operations	(69,332,735)	(82,313,417)	(61,578,948)
Net income (loss) attributable to Recon Technology, Ltd	(59,167,301)	95,586,795	(22,832,734)

Loss per share*
-Basic	(1.74)	3.19	(1.80)
-Diluted	(1.74)	3.19	(1.80)

Weighted average number of Class A and Class B Ordinary Shares used in computation*
-Basic	33,923,112	30,002,452	12,697,024
-Diluted	33,923,112	30,002,452	12,697,024

Balance sheet data:

	2023	2022	2021
	RMB¥	RMB¥	RMB¥
Current assets	504,413,173	445,617,041	488,505,185
Total assets	531,824,577	490,242,084	566,516,660
Current liabilities	61,032,862	52,878,284	76,462,604
Total liabilities	92,673,674	77,357,323	279,001,194
Total shareholder’s equity	449,206,962	420,631,729	295,095,034
Shares outstanding (A Shares)	40,528,218	29,700,718	26,868,391
Shares outstanding (B Shares)*	7,100,000	4,100,000	—

* The dual class structure divided into Class A Ordinary Shares and Class B Ordinary Shares effective on April 5, 2021

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

During the six months ended December 31, 2022, either the Company’s or its customers’ operations were occasionally affected by regional outbreaks, resulting in some of its business still not returning to previous levels. In early December of 2022, the Chinese State Council issued a nationwide policy loosening the government’s control of the epidemic, which led to the emergence of widespread infections. At that time, most of the industries experienced work stoppages and production stoppages. Since the beginning of the calendar year 2023, although the extent of the future impact of COVID-19 cannot be predicted, we believe that the Company’s business has not been significantly affected and the impact of COVID-19 on the Company's business and financial results will not be sustainable in the long run.

We operate in a very competitive industry and may not be able to maintain our revenue and profitability.

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

In addition, our competitors may introduce new systems. If these new systems are more attractive to customers than the systems we currently use or may develop, our customers may switch to our competitors’ services, and we may lose market share. We believe that competition may become more intense as more integrated automation service providers, including Chinese/foreign joint ventures, are qualified to conduct business. We cannot assure you that we will be able to compete successfully against any new or existing competitors, or against any new systems our competitors may implement. Any of these competitive factors could have a material adverse effect on our revenue and profitability.

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

Our company and our subsidiaries, Recon Investment Ltd. (“Recon-IN”) and Recon Hengda Technology (Beijing) Co., Ltd. (“Recon BJ”) are contractually engaged with the following PRC VIE companies and their subsidiaries: Beijing BHD Petroleum Technology Co., Ltd. (“BHD”), Future Gas Station (Beijing) Technology, Ltd. (“FGS”), Nanjing Recon Technology Co., Ltd. (“Nanjing Recon”), Gan Su BHD Environmental Technology Co. Ltd. (“Gan Su BHD”), Huang Hua BHD Petroleum Equipment Manufacturing Co. Ltd. (“HH BHD”), and Qing Hai BHD New Energy Technology Co. Ltd. (“Qing Hai BHD”) (collectively, the “Domestic Companies”). As new technologies are developed, the Domestic Companies and we may need to adapt and change our products and services, our method of marketing or delivery or alter our current business in ways that may adversely affect revenue and our ability to achieve our proposed business goals. Accordingly, there is a risk that the Domestic Companies’ and our technology will not support a viable commercial enterprise.

Our financial performance is dependent upon the sale and implementation of petroleum mining and extraction software and hardware and related services, a single, concentrated group of products.

We derive substantially all of our revenue from the license and implementation of software applications and hardware innovations for the Chinese petroleum industry. The life cycle of our products and services is difficult to estimate due in large measure to the potential effect of new software and hardware applications and enhancements, including those we introduce, and the maturation in both the Chinese petroleum and software/hardware industries. If we are unable to continually improve our software and hardware to address the changing needs of the Chinese petroleum industry, we may experience a significant decline in the demand for the Domestic Companies’ and our products and services. In such a scenario, our revenue may significantly decline.

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

To remain competitive in our industry, our products must help our customers locate and develop or acquire new crude oil reserves to replace those depleted by production. Without successful exploration or acquisition activities, our customers’ reserves, production and revenue will decline rapidly. If the Domestic Companies’ and our technology is less well accepted for helping our customers locate additional reserves than our competitors’ technology, our customers may terminate their relationships with us, which could have a material adverse effect on our financial condition and future growth prospects.

Our customers are companies engaged in the petroleum industry and the greater energy industry, and, consequently, our financial performance is dependent upon the economic conditions of those industries.

We have derived most of our revenue to date from providing integrated automation services to Chinese petroleum companies at oilfields within China and other energy industry companies in China. Our customers’ success is intrinsically linked to economic conditions in China and in the petroleum and energy industries in general and the volatility of prices of crude oil, refined oil products and coal chemical products in particular. Each of the petroleum industry and energy industry is subject to intense competitive pressures and is affected by overall economic conditions. Demand for our services could be harmed by volatility in those industries. There can be no assurance that we will be able to continue our historical revenue growth or sustain our profitability on a quarterly or annual basis or that our results of operations will not be adversely affected by continuing or future volatility in those industries.

Our revenue are highly dependent on a very limited number of customers, which subjects our business to high seasonality. Our contracts with such customers may be terminated at any time, materially and adversely affecting our business.

Historically, we derived the majority of our revenue from two customers, (i) China National Petroleum Corporation (“CNPC”) and (ii) China Petroleum and Chemical Corporation (“Sinopec”).

Since the fiscal year ended June 30, 2017, Sinopec accounted for less than 10% of our revenue. From fiscal year 2022, as we developed new product lines, revenue from Sinopec increased and account for 28% of our revenue.

We provide products and services to CNPC under a series of agreements, each of which is terminable without notice. We first began to provide services to CNPC in 2000. CNPC accounted for approximately 50%, 39% and 39% of our revenue in the fiscal years ended June 30, 2022, 2021 and 2020, respectively, and any termination of our business relationships with CNPC would materially harm our operations.

In the fiscal year ended June 30, 2019, we had established a solid relationship with Shenhua Group Corporation Limited (“Shenhua Group”) and revenue from it in the fiscal year 2022 accounted for approximately 10% of our revenue. For fiscal year 2023, revenue from Shenhua accounted for 8% of our revenue as competition became fierce. We expect it to continue to rise in the future. Any termination of our business relationships with CNPC, Sinopec, Shenhua Group or any other major client would materially harm our operations.

Because we derive such a high percentage of our revenue from CNPC and a few new clients, our revenue has been subject to high seasonality. We recognize revenue when it is realized and earned. Revenue is recognized based on the following five steps: (i) identify the contract(s) with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; (v) recognize revenue when (or as) each performance obligation is satisfied. Because these matters depend on reaching agreements with these clients, revenue recognition occurs, to a large extent, on their schedule. Accordingly, revenue recognized in the first quarter is usually the smallest in proportion to that for the whole year, due to our clients’ budgeting and planning schedules. If these clients were to change their budgeting or planning schedule our high and low quarters could also shift. This seasonality limits our ability to make accurate long-term predictions about our performance and makes it difficult to compare our revenue across quarters.

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

We have not previously paid any cash dividends, and we do not anticipate paying any dividends on our Class A Ordinary Shares. As we intend to remain in a growth mode, we intend to reinvest any profits in the foreseeable future to grow the business. We cannot assure you that our operations will continue to result in sufficient revenue to enable us to operate at profitable levels or to generate positive cash flows. Furthermore, there is no assurance our board of directors will declare dividends even if we are profitable. Dividend policy is subject to the discretion of our board of directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. If we determine to pay dividends on any of our Class A Ordinary Shares in the future, we will be dependent, in large part, on receipt of funds from the Domestic Companies.

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

As the energy consumption market opened to private and foreign companies, and as the online payment technology continually developed, we began investing in the downstream oil industry. Over the years, we developed a close relationship with Future Gas Station (Beijing) (also referred to as “FGS”) and we now own 51% of the equity of FGS. As such, our majority stake in FGS presents both a substantial investment in the downstream of the oil industry and comprises a large part of our operations. As such, our controlling interest in FGS represents both a significant investment in the downstream of the oil industry and a large part of our business. The development of FGS depends on its cooperation with gas stations. At present, most of the gas stations in China are owned by the sales companies of PetroChina and Sinopec, so FGS's business expansion is largely dependent on the development of electronic payment systems and online settlement systems of these major oil companies and their cooperation decisions. As these major oil companies gradually increase their efforts in research and development and deployment of self-built systems, their willingness to cooperate with third-party service and operations support companies such as FGS will decrease or the depth of their cooperation will decrease, resulting in FGS's growth potential being limited and unable to meet our expectations at the time we acquired FGS. We may suffer a significant loss on our substantial investment in FGS.

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

As Circular 37 is relatively new, it is unclear how these regulations will be interpreted and implemented. In addition, different local SAFE branches may have different views and procedures as to the interpretation and implementation of the SAFE regulations, and it may be difficult for our ultimate shareholders or beneficial owners who are PRC residents to provide sufficient supporting documents required by the SAFE or to complete the required registration with the SAFE in a timely manner, or at all. Any failure by any of our shareholders who is a PRC resident, or is controlled by a PRC resident, to comply with relevant requirements under these regulations could subject us to fines or sanctions imposed by the PRC government, including restrictions on Recon-BJ’s ability to pay dividends or make distributions to us and on our ability to increase our investment in the Recon-BJ.

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

As a result of our corporate structure and contractual arrangements between Recon-BJ and the Domestic Companies, we are effectively subject to several PRC taxes on both revenue generated by Recon-BJ’s operations in China and revenue derived from Recon-BJ’s contractual arrangements with the Domestic Companies. Moreover, we would be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between Recon-BJ and the Domestic Companies were not on an arm’s length basis and therefore constitute a favorable transfer pricing. As a result, the PRC tax authorities could request that we adjust our taxable income upward for PRC tax purposes. If the PRC tax authorities took such action, such authorities would be able to establish in its sole discretion the amount of tax payable by Recon-BJ, so we cannot predict the effect of such action on our company other than the likely effect that our profits would decrease. Such a pricing adjustment could adversely affect us by:

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

Our board of directors is divided into three classes of directors. The current terms of the directors expire in 2024, 2025 and 2026. Directors of each class are chosen for three-year terms upon the expiration of their current terms, and each year one class of directors is elected by the shareholders. The staggered terms of our directors may reduce the possibility of a tender offer or an attempt at a change in control, even though a tender offer or change in control might be in the best interest of our shareholders.

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

Our predecessor auditor, Marcum Asia CPAs LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Marcum Asia CPAs LLP is headquartered in New York, New York and has been subject to inspection by the PCAOB on a regular basis. Our current auditor, Enrome LLP, an independent registered public accounting firm, has been retained to audit the financial statements for the fiscal year ended June 30, 2023. Onestop Assurance PAC is subject to PCAOB inspections and the PCAOB is able to inspect our auditor. We cannot assure you whether NASDAQ or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In the event that there is a lack of inspection or if Enrome LLP or Marcum Asia CPAs LLP are unable to permit an inspection by the PCAOB, however unlikely, our shares would be prohibited under the HFCA Act which may lead a securities exchange to determine to delist our shares. Such potential delisting would substantially impair your ability to sell or purchase our shares when you wish to do so, and such risk and uncertainty associated with a potential delisting due to a lack of inspection would have a negative impact on the price of our shares.

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

The Chinese government exerts oversight and control over overseas offerings and listing conducted by China-based issuers under the Listing Records Rules and/or the Confidentiality Provisions, which could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors and could cause the value of our Class A Ordinary Shares to significantly decline or become worthless.

On February 17, 2023, with the approval of the State Council, the China Securities Regulatory Commission (“CSRC”) issued the Listing Records Rules, including the Trial Measures, for the administration of overseas listing filing system, which became effective on March 31, 2023. Under the Listing Records Rules, a company established in mainland China seeking securities offering and listing, by both direct or indirect means, in an overseas market are required to undertake filing procedures with the CSRC for its overseas offering and listing activities. Further, the Trial Measures set forth a list of circumstance under which overseas offering and listing by PRC domestic companies is prohibit, including: (i) where such securities offering and listing is explicitly prohibited by the PRC laws; (ii) where the intended securities offering and listing may endanger national security as reviewed and determined by competent PRC authorities under the State Council in accordance with PRC laws; (iii) where the company established in mainland China, or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three (3) years; (iv) where the company established in mainland China seeking securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof; and (v) where there are material ownership disputes over equity held by the controlling shareholder of company established in mainland China or by other shareholders that are controlled by the controlling shareholder and/or actual controller. In accordance with the Trial Measures, the listing and trading of our Class A Ordinary Shares on Nasdaq is deemed as an indirect overseas offering and listing by companies established in China, and thus, we are subject to the Listing Records Rules and the relevant filing procedures as required. Further, we believe, as of the date of this annual report, none of the circumstances prohibiting the overseas offering and listing by companies established in China as listed above applies to us, and we can offer and continue to offer our Class A Ordinary Shares on Nasdaq.

In accordance with the Notice on the Arrangement for the Filing of Overseas Offering and Listing by Domestic Companies issued by the CSRC along with the Listing Records Rules on the same day, we are deemed as an “Existing Issuer” because we have been listed overseas before March 31, 2023. Under such Notice, we are not required to undertake the initial filing procedure immediately. However, we shall carry out filing procedures as required by the Trial Measures in a timely manner for the subsequent events, including any further follow-up offerings on Nasdaq, dual and/or secondary offering and listing on different overseas markets, and occurrence of material events including change of control, investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities, change of listing status or transfer of listing segment, and voluntary or mandatory delisting. If we or the Domestic Companies in future fail to undertake filing procedures as stipulated in the Trial Measures, or offer and list securities in an overseas market in violation of the Trial Measures, the CSRC may order rectification, issue warnings to us and/or the Domestic Companies, and impose a fine of between RMB 1,000,000 yuan and RMB 10,000,000 yuan. The CSRC may also inform its regulatory counterparts in the overseas jurisdictions, such as the SEC, via cross-border securities regulatory cooperation mechanisms.

Further, on February 24, 2023, the CSRC, together with Ministry of Finance, National Administration of State Secrets Protection, and National Archives Administration of China, released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Confidentiality Provisions”), which will come into effect on March 31, 2023 with the Trial Measures. Under the Confidentiality Provisions, companies established in China seeking overseas offering and listing, by both direct and indirect means, are required to institute a sound confidentiality and archives system. If such companies established in China intend to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, they shall obtain approval from competent authorities and complete the relevant filing procedure with the competent secrecy administrative department prior to their disclosure or provision of such documents and materials. Further, if they provide or publicly disclose documents and materials which may adversely affect national security or public interests, they shall strictly follow the corresponding procedures in accordance with relevant laws and regulations. Once effective, any failure or perceived failure by us or our subsidiaries to comply with the above confidentiality and archives administration requirements under the Confidentiality Provisions and other relevant PRC laws and regulations may cause relevant entities to be held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

Any failure of us or the Domestic Companies to fully comply with the Listing Records Rules, once effective, may significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares on Nasdaq, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our Class A Ordinary Shares to significantly decline in value or become worthless.

The holding company may be subject to approval or other requirement from PRC authorities in connection with this offering, and, if required, we cannot assure you that we will be able to obtain such approval or satisfy such requirement. If we failed to obtain such approval or satisfy such requirement, we may not be able to continue listing on U.S. exchange, continue to offer securities to investors, or materially affect the interest of the investors and the value of our Class A Ordinary Shares may decrease or become worthless.

As of the date of this prospectus, we or the Domestic Companies have not received any requirement to obtain permission or approval from CSRC or Cyberspace Administration of China. However, recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future.

Given the current regulatory environment in the PRC, we are still subject to the uncertainty of interpretation and enforcement of the rules and regulations in the PRC, which can change quickly with little advance notice, and any future actions of the PRC authorities. It is uncertain when and whether the Company will be required to obtain permission from the PRC government to list on U.S. exchanges (including retroactively), and even if such permission is obtained, whether it will be denied or rescinded. As a result, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry.

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

We conduct substantially all of our operations and generate most of our revenue in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The PRC economy differs from the economies of most developed countries in many respects, including:

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

On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the Revised Review Measures. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Given the recency of the issuance of the Revised Review Measures, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation.

We do not collect, process or use personal information of entities or individuals other than what is necessary for our business and do not disseminate such information. We do not operate mobile apps and we do not possess information on more than a million entities/individuals. Although we believe we currently are not required to obtain clearance from the Cyberspace Administration of China under the Measures for Cybersecurity Review or the Opinions on Strictly Cracking Down on Illegal Securities Activities, we face uncertainties as to the interpretation or implementation of such regulations or rules, and if required, whether such clearance can be timely obtained, or at all.

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

On August 8, 2006, six PRC regulatory agencies, including the PRC Ministry of Commerce (“MOC”), the State-owned Assets Supervision and Administration Commission of the State Council, the State Administration of Taxation, the State Administration for Industry and Commerce, the CSRC and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and was amended on June 22, 2009. The M&A Rules significantly revised China’s regulatory framework governing onshore-to-offshore restructurings and foreign acquisitions of domestic enterprises. These new rules signify greater PRC government attention to cross-border merger, acquisition and other investment activities, by confirming MOC as a key regulator for issues related to mergers and acquisitions in China and requiring MOC approval of a broad range of merger, acquisition and investment transactions. Further, the new rules establish reporting requirements for acquisition of control by foreigners of companies in key industries and reinforce the ability of the Chinese government to monitor and prohibit foreign control transactions in key industries.

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

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, which was available to the public on July 6, 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. Moreover, the CAC issued the Measures of Cybersecurity Review (Revised Draft for Comments) on July 10, 2021, which requires certain operators who wish to list abroad to file a cybersecurity review with the Office of Cybersecurity Review, such as operators with personal information of more than one million users. The Cybersecurity Administration of China issued the revised Measures for Cybersecurity Review (“Revised Review Measures”) on December 28, 2021. The New Measures amends the Measures for Cybersecurity Review (Draft Revision for Comments) released on July 10, 2021. The New Measures came into effect on February 15, 2022. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As these opinions were recently issued, official guidance and interpretation of the opinions remain unclear in several respects at this time. We have not obtained the approval from either the CSRC or the Office of Cybersecurity Review for this offering, and as advised by our PRC counsel, we do not believe that such approval is necessary under these circumstances or for the time being. We cannot assure you, however, that the regulators will not take a contrary view or will not subsequently require us to undergo the approval procedures and subject us to penalties for non-compliance. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all.

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

On April 27, 2023, we received a letter from the Listings Qualifications Department of The Nasdaq Capital Market (“Nasdaq”) notifying us that the minimum closing bid price per share for our Ordinary Shares was below $1.00 for a period of 30 consecutive business days and that the Registrant did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). This current report is filed pursuant to Nasdaq Listing Rule 5810(b). The Nasdaq notification letter does not result in the immediate delisting of our Ordinary Shares, and the shares have continued to trade uninterrupted under the symbol “RCON.”

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), we have a compliance period of one hundred eighty (180) calendar days, or until October 24, 2023 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the our Ordinary Shares is at least $1.00 for a minimum of ten (10) consecutive business days, Nasdaq will provide us with a written confirmation of compliance and the matter will be closed.

In the event the Registrant does not regain compliance by October 24, 2023, the Registrant may be eligible for an additional 180 calendar day grace period. To qualify, the Registrant will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary. If the Registrant chooses to implement a reverse stock split, it must complete the split no later than ten (10) business days prior to the expiration of the second compliance period.

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

On March 9, 2023, our board approved an additional grant of 3,000,000 Class B shares to Shenping Yin and Guangqiang Chen, each of whom has received a one-time share grant of 1,500,000 Class B Ordinary Shares. On March 15, 2023, the Company signed a consulting agreement with a Company’s employee and some business consultants (the “Consultants”). As the service consideration, the Company issued 2,000,000 restricted Class A Ordinary Shares to the Consultants as compensation for acting as advisors to the Company on new business exploration.

On March 15, 2023, the “Company and certain institutional Investors entered into that certain securities purchase agreement, pursuant to which the Company agreed to sell to such Investors an aggregate of 8,827,500 Class A ordinary shares, par value $0.0925 per share (the “Ordinary Shares”) and 1,175,000 pre-funded warrants (the “Pre-Funded Warrants”) to purchase ordinary shares in a registered direct offering, and warrants to purchase up to 10,002,500 Class A Ordinary Shares (the “Warrants”) in a concurrent private placement, for gross proceeds of approximately $8.0 million (the “Offering”) before deducting the placement agent’s fees and other estimated offering expenses.

Ordinary share purchase warrants to purchase an aggregate of 7,950,769 ordinary shares previously issued by the Company to certain institutional investors on June 16, 2021 had the exercise price reduced to $0.80 in connection with this Offering if such investors participate in this offering. A sticker amendment was filed on April 14, 2023 with the SEC to effectuate the reduced exercise price of $0.80 from $6.24.

On June 20, 2023, Recon-BJ entered into an investment agreement with Yulin City, Guangxi Province, China for the purchase of land and further investment in such place for the construction of a chemical recycling factory.

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

Under the Exclusive Technical Consultation and Service Agreements signed between Recon-BJ and the VIEs, Recon-BJ is entitled to 90% of the expected profits of the VIEs in exchange for providing exclusive technical consulting services to the VIEs. Recon-BJ also bears all the economic risk of losses. Current PRC regulations permit our indirect PRC subsidiaries to pay dividends to its shareholders only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, according to the current effective laws in Cayman Islands and Hong Kong, the resident companies could pay dividends to their shareholders. And there are no foreign exchange restrictions on these two areas. Therefore, Recon-BJ can distribute the income obtained under the Contractual Arrangement to Recon-IN in the form of dividends, with Recon-IN in turn distributing such revenue to us in the form of dividends, with we in turn would distribute such revenue to U.S. investors in the form of dividends.

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

SELECTED CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

	For the Year Ended June 30, 2023
	Recon
	Technology,
	Ltd.
	(Cayman	“Non-VIE Subsidiaries	VIEs and VIE’s		Consolidated
	Islands)	(Hong Kong and PRC)”	subsidiaries (PRC)	Eliminations	Total
Revenue	¥—	¥—	¥67,114,378	¥—	¥67,114,378
Cost of Revenue	—	—	48,247,395	—	48,247,395
Gross Profit	—	—	18,866,983	—	18,866,983
Operating expenses	50,352,631	1,343,355	36,503,732	—	88,199,718
Loss from operations	(50,352,631)	(1,343,355)	(17,636,749)	—	(69,332,735)
Other income (expenses), net	16,224,783	343,437	(8,693,538)	—	7,874,682
Loss from subsidiaries	—	(24,039,535)	—	24,039,535	—
Loss from VIEs	(25,039,453)	—	—	25,039,453	—
Income tax expenses (benefit)	¥—	¥—	¥18,339	¥—	¥18,339
Net loss	(59,167,301)	(25,039,453)	(26,348,626)	49,078,988	(61,476,392)
Non-controlling interest	—	—	(2,309,091)	—	(2,309,091)
Net income(loss) Attributable to Recon Technology, Ltd	(59,167,301)	(25,039,453)	(24,039,535)	49,078,988	(59,167,301)

	For the Year Ended June 30, 2022
	Recon
	Technology,
	Ltd.
	(Cayman	“Non-VIE Subsidiaries	VIEs and VIE’s		Consolidated
	Islands)	(Hong Kong and PRC)”	subsidiaries (PRC)	Eliminations	Total
Revenue	¥—	¥—	¥83,777,571	¥—	¥83,777,571
Cost of Revenue	—	—	64,352,834	—	64,352,834
Gross Profit	—	—	19,424,737	—	¥19,424,737
Operating expenses	64,842,004	1,170,913	35,725,237	—	101,738,154
Loss from operations	(64,842,004)	(1,170,913)	(16,300,500)	—	(82,313,417)
Other income (expenses), net	178,590,691	(108,074)	(2,493,679)	—	175,988,938
Loss from subsidiaries	—	—	(613,874)	—	(613,874)
Loss from VIEs	(18,161,892)			18,161,892	—
Income tax expenses (benefit)	¥—	¥(16,882,905)	¥	¥16,882,905	—
Net loss	95,586,795	(18,161,892)	(18,180,305)	35,044,797	94,289,395
Non-controlling interest	—	—	(1,297,400)	—	(1,297,400)
Net income(loss) Attributable to Recon Technology, Ltd	95,586,795	(18,161,892)	(16,882,905)	35,044,797	95,586,795

	For the Year Ended June 30, 2021
	Recon
	Technology,
	Ltd.
	(Cayman	“Non-VIE Subsidiaries	VIEs and VIE’s			Consolidated
	Islands)	(Hong Kong and PRC)”	subsidiaries (PRC)	Eliminations		Total
Revenue	¥121,197	¥—	¥47,817,378		—	¥47,938,575
Cost of Revenue	97,024	—	40,626,523		—	40,723,547
Gross Profit	24,173	—	7,190,855		—	7,215,028
Operating expenses	31,436,450	652,686	36,704,840		—	68,793,976
Loss from operations	(31,412,277)	(652,686)	(29,513,985)		—	(61,578,948)
Other income (expenses), net	35,686,027	(80,682)	(417,476)		—	35,187,869
Loss from subsidiaries	(27,106,484)	—	—		27,106,484	—
Loss from VIEs		(26,373,116)	—		26,373,116	—
Income tax expenses (benefit)	¥—	¥	¥(524,251)	¥		¥(524,251)
Net loss	(22,832,734)	(27,106,484)	(29,407,210)		53,479,600	(25,866,828)
Non-controlling interest	—	—	(3,034,094)		—	(3,034,094)
Net income(loss) Attributable to Recon Technology, Ltd	(22,832,734)	(27,106,484)	(26,373,116)		53,479,600	(22,832,734)

SELECTED CONDENSED CONSOLIDATING BALANCE SHEETS

	For the Year Ended June 30, 2023
	Recon
	Technology,
	Ltd.
	(Cayman	Non-VIE Subsidiaries	VIEs and VIE’s		Consolidated
	Islands)	(Hong Kong and PRC)	subsidiaries (PRC)	Eliminations	Total
Cash and cash equivalents	¥54,864,089	¥11,600,593	¥37,661,118	¥—	¥104,125,800
Restricted cash	—	—	731,545	—	731,545
Short-term investments	184,184,455	—	—	—	184,184,455
Other current assets	77,134,062	35,567	138,201,744	—	215,371,373
Intercompany receivables	291,525,426	156,313,805	—	(447,839,231)	—
Total current assets	607,708,032	167,949,965	176,594,407	(447,839,231)	504,413,173
Investments in subsidiaries and VIEs	(122,920,490)	—	—	122,920,490	—
Benefits through VIEs and VIE’s subsidiaries	—	(111,196,475)	—	111,196,475	—
Other non-current assets	—	—	27,411,404	—	27,411,404
Total non-current assets	¥(122,920,490)	¥(111,196,475)	¥27,411,404	¥234,116,965	¥27,411,404
Total Assets	484,787,542	56,753,490	204,005,811	(213,722,266)	531,824,577
Intercompany payables	—	183,903,309	263,935,922	(447,839,231)	—
Other liabilities and accrued liabilities	35,580,580	519,671	56,573,423	92,673,674
Total Liabilities	35,580,580	184,422,980	320,509,345	(447,839,231)	92,673,674
Class A common stock, $0.0925 U.S. dollar par value, 150,000,000 shares authorized; 29,700,718 shares and 40,528,218 shares issued and outstanding as of June 30, 2022 and June 30, 2023, respectively	24,912,822	—	—	—	24,912,822
Class B common stock, $0.0925 U.S. dollar par value, 20,000,000 shares authorized; 4,100,000 shares and 7,100,000 shares issued and outstanding as of June 30, 2022 and June 30, 2023, respectively	4,340,731	—	—	—	4,340,731
Additional paid-in capital	551,118,133	—	4,749,000	(4,749,000)	551,118,133
Retained earnings	(166,291,897)	(103,655,803)	(94,793,438)	198,449,241	(166,291,897)
Accumulated other comprehensive income	35,127,173	(24,013,687)	(16,403,037)	40,416,724	35,127,173
Total Shareholders’ Equity	449,206,962	(127,669,490)	(106,447,475)	234,116,965	449,206,962
Non-controlling interests	—	—	(10,056,059)	—	(10,056,059)
Total Liabilities and Equity	484,787,542	56,753,490	204,005,811	(213,722,266)	531,824,577

	For the Year Ended June 30, 2022
	Recon
	Technology,
	Ltd.
	(Cayman	Non-VIE Subsidiaries	VIEs and VIE’s		Consolidated
	Islands)	(Hong Kong and PRC)	subsidiaries (PRC)	Eliminations	Total
Cash and cash equivalents	¥296,838,959	¥2,102,232	¥18,033,666	¥—	¥316,974,857
Restricted cash	—	—	723,560	—	723,560
Other current assets	20,364,424	4,851	107,549,349	—	127,918,624
Intercompany receivables	205,224,961	127,906,141	—	(333,131,102)	—
Total current assets	522,428,344	130,013,224	126,306,575	(333,131,102)	445,617,041
Investments in subsidiaries and VIEs	(77,566,835)	—	—	77,566,835	—
Benefits through VIEs and VIE’s subsidiaries	—	(73,117,024)	—	73,117,024	—
Other non-current assets	—	—	44,625,043	—	44,625,043
Total non-current assets	¥(77,566,835)	¥(73,117,024)	¥44,625,043	¥150,683,859	¥44,625,043
Total Assets	444,861,509	56,896,200	170,931,618	(182,447,243)	490,242,084
Intercompany payables	—	138,758,092	194,373,010	(333,131,102)	—
Other liabilities and accrued liabilities	24,229,780	453,943	52,673,600		77,357,323
Total Liabilities	24,229,780	139,212,035	247,046,610	(333,131,102)	77,357,323
Class A common stock, $0.0925 U.S. dollar par value, 150,000,000 shares authorized; 26,868,391 shares and 29,700,718 shares issued and outstanding as of June 30, 2021 and June 30, 2022, respectively	18,001,670	—	—	—	18,001,670
Class B common stock, $0.0925 U.S. dollar par value, 20,000,000 shares authorized; 0 shares and 4,100,000 issued and outstanding as of June 30, 2021 and June 30, 2022, respectively	2,408,498	—	—	—	2,408,498
Additional paid-in capital	496,038,696	—	4,749,000	(4,749,000)	496,038,696
Retained earnings	(107,124,596)	(78,616,347)	(70,753,901)	149,370,248	(107,124,596)
Accumulated other comprehensive income	11,307,461	(3,699,488)	(2,363,123)	6,062,611	11,307,461
Total Shareholders’ Equity	420,631,729	(82,315,835)	(68,368,024)	150,683,859	420,631,729
Non-controlling interests	—	—	(7,746,968)	—	(7,746,968)
Total Liabilities and Equity	444,861,509	56,896,200	170,931,618	(182,447,243)	490,242,084

	For the Year Ended June 30, 2021
	Recon
	Technology,
	Ltd.
	(Cayman	Non-VIE Subsidiaries	VIEs and VIE’s		Consolidated
	Islands)	(Hong Kong and PRC)	subsidiaries (PRC)	Eliminations	Total
Cash and cash equivalents	¥325,116,815	¥14,588,375	¥4,293,380	¥—	¥343,998,570
Other current assets	52,136,194	11,850	92,358,571	—	144,506,615
Intercompany receivables	142,741,114	94,478,086	—	(237,219,200)	—
Total current assets	519,994,123	109,078,311	96,651,951	(237,219,200)	488,505,185
Investments in subsidiaries and VIEs	(49,551,884)	—	—	49,551,884	—
Benefits through VIEs and VIE’s subsidiaries	—	(44,310,498)	—	44,310,498	—
Other non-current assets	27,931,795	—	50,079,680	—	78,011,475
Total non-current assets	¥(21,620,089)	¥(44,310,498)	¥50,079,680	¥93,862,382	¥78,011,475
Total Assets	498,374,034	64,767,813	146,731,631	(143,356,818)	566,516,660
Intercompany payables	—	113,887,806	123,331,394	(237,219,200)	—
Other liabilities and accrued liabilities	203,279,000	431,891	75,290,303		279,001,194
Total Liabilities	203,279,000	114,319,697	198,621,697	(237,219,200)	279,001,194
Class A common stock, $0.0925 U.S. dollar par value, 150,000,000 shares authorized; 7,202,832 shares and 26,868,391shares issued and outstanding as of June 30, 2020 and June 30, 2021, respectively	16,340,826	—	—	—	16,340,826
Class B common stock, $0.0925 U.S. dollar par value, 20,000,000 shares authorized; no shares issued and outstanding as of June 30, 2020 and June 30, 2021, respectively	—	—	—	—	—
Additional paid-in capital	479,490,763		4,749,000	(4,749,000)	479,490,763
Retained earnings	(202,711,391)	(55,308,418)	(53,632,577)	108,940,995	(202,711,391)
Accumulated other comprehensive income	1,974,836	5,756,534	4,573,079	(10,329,613)	1,974,863
Total Shareholders’ Equity	295,095,034	(49,551,884)	(44,310,498)	93,862,382	295,095,034
Non-controlling interests	—	—	(7,579,568)	—	(7,579,568)
Total Liabilities and Equity	498,374,034	64,767,813	146,731,631	(143,356,818)	566,516,660

SELECTED CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	For the Year Ended June 30, 2023
	Recon
	Technology,
	Ltd.	Subsidiaries
	(Cayman	(Hong Kong			Consolidated
	Islands)	and PRC)	VIE (PRC)	Eliminations	Total
Net cash used in operating activities	¥(22,888,678)	¥(964,905)	¥(44,572,298)	—	¥(51,688,331)
Net cash used in investing activities	(314,716,414)		(16,808,723)	86,300,464	(245,224,673)
Net cash provided by (used in) financing activities	49,418,344	16,737,550	93,265,393	(86,300,464)	56,383,273
Effect of exchange rate fluctuation on cash and cash equivalents	46,211,878	(6,274,284)	(12,248,935)	—	27,688,659
Net change in cash	(241,974,870)	9,498,361	19,635,437	—	(212,841,072)
Opening cash balance	296,838,959	2,102,232	18,757,226	—	317,698,417
Restricted cash	—	—	731,545	—	731,545
Ending cash balance	¥54,864,089	¥11,600,593	¥37,661,118	—	¥104,125,800

	For the Year Ended June 30, 2022
	Recon
	Technology,
	Ltd.	Subsidiaries
	(Cayman	(Hong Kong			Consolidated
	Islands)	and PRC)	VIE (PRC)	Eliminations	Total
Net cash used in operating activities	¥(15,831,732)	¥(1,249,935)	¥(9,165,570)	—	¥(26,247,237)
Net cash used in investing activities	(26,555,820)	(12,000,000)	(29,342,206)	67,569,342	(328,684)
Net cash provided by (used in) financing activities	93,321	1,306,892	56,169,749	(67,569,342)	(9,999,380)
Effect of exchange rate fluctuation on cash and cash equivalents	14,016,375	(1,494,983)	(2,246,244)	—	10,275,148
Net change in cash	(28,277,856)	(13,438,026)	15,415,729	—	(26,300,153)
Opening cash balance	325,116,815	14,588,376	4,293,379	—	343,998,570
Restricted cash	—	—	723,560	—	723,560
Ending cash balance	¥296,838,959	¥1,150,350	¥18,985,548	—	¥316,974,857

	For the Year Ended June 30, 2021
	Recon
	Technology,	Subsidiaries
	Ltd. (Cayman	(Hong Kong			Consolidated
	Islands)	and PRC)	VIE (PRC)	Eliminations	Total
Net cash provided by (used in) operating activities	¥(6,116,629)	¥(855,598)	¥(27,078,241)	—	¥(34,050,468)
Net cash used in investing activities	(77,843,460)	(9,000,000)	1,799,804	38,505,002	(46,538,654)
Net cash used in financing activities	386,563,775	22,784,335	23,183,719	(38,505,002)	394,026,827
Effect of exchange rate fluctuation on cash and cash equivalents	274,149	(49,784)	—	—	224,365
Net change in cash	302,877,835	12,878,953	(2,094,718)	—	313,662,070
Opening cash balance	22,238,981	1,709,425	6,388,098	—	30,336,504
Ending cash balance	¥325,116,816	¥14,588,378	¥4,293,380	—	¥343,998,574

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

Our basic functions include but not limited to: 1) research and improve the Company’s development strategy based on the Company’s industry and market trends; 2) financing, funding, budgeting and complete oversight of the Company and the VIEs’ safety and efficiencies in the use of funds and assets; and 3) decision-making on major acquisitions.

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

Beginning in 2017, the Domestic Companies began to provide automation services to other companies in the broader energy industry in China and also to provide the following products and services beyond the oilfield production process:

Waste Water and Oil Treatment Products and Services

●	Oilfield sewage treatment. It is for oilfield waste water treatment solutions, related chemicals and onsite services customized to clients’ requirement. We have also developed our own designed equipment and aim to manufacture in the future.
●	Oily sludge disposal. This business line provides engineering services of oily sludge disposal in Gan Su province.

Platform Outsourcing Services: Intelligent marketing system and digitalization solution for gas stations

●	Gas Station operation and management solution. To provide new technical applications and data operations solutions and related service to gas stations of oil companies. Tt can also help gas stations to export API ports to external parties for cooperation.

Chemical recycling Plan used for lower-value mixed plastics treatment (Under Construction)

●	A chemical recycling plant in Wei Fang City is in the preparation stage and scheduled to be operational in late 2024. The plant is meant to process more than 40,000 tons of low-value plastic a year through pyrolysis techniques.

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

Since the fiscal year ended June 30, 2017, Sinopec accounted for less than 10% of our revenue. From fiscal year 2021, we developed new products and service lines and regained revenue from Sinopec. Revenue from Sinopec accounted for 32%, 28% and 22% of our revenue in the fiscal years ended June 30, 2023, 2022 and 2021, respectively.

CNPC

Currently, we undertake projects majorly at the following locations, among others:

●	Huabei Oilfield
●	Qinghai Oilfield
●	Petrochina sichuan petrochemical.CO., LTD.

We provide products and services to CNPC under a series of agreements, each of which is terminable without advance notice. We first began to provide services to CNPC in 2000. CNPC accounted for approximately 43%, 50% and 39% of our revenue in the fiscal years ended June 30, 2023, 2022 and 2021, respectively, and any termination of our business relationships with CNPC would materially harm our operations.

China Energy Investment Group

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

Competition

We mainly face competition from a variety of foreign and domestic companies involved in the petroleum extraction and production industry. While we believe we effectively compete in our market, our competitors hold a substantial market share.

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

Research and Development

We focus our research and development efforts on improving our development efficiency and the quality of our products and services. As of June 30, 2023, our research and development team consisted of 53 experienced engineers, developers and programmers. In addition, some of our support employees regularly participate in our research and development programs.

In the fiscal years ended June 30, 2023, 2022 and 2021, we spent approximately RMB 8.8 million (approximately $1.2 million), RMB 9.0 million (approximately $1.3 million) and RMB 5.8 million (approximately $0.9 million) respectively, on research and development activities.

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

C. Organizational Structure

Below is a chart representing our current corporate structure as of June 30, 2023:

Recon Technology, Ltd.
(Cayman Islands)
100% ownership
Recon Investment Ltd./Recon-IN
(Hong Kong)
Outside Mainland China
100% ownership
Inside Mainland China
Recon Hengda Technology (Beijing) Co., Ltd./Recon-BJ
(PRC)
VIE Agreements
VIE Agreements
Nanjing Recon Technology Co., Ltd./
Nanjing Recon (PRC)
Beijig BHD Petroleum Technology Co., Ltd./
BHD (PRC)
25.5% ownership*
25.5% ownership*
100% ownership
Future Gas Station (Beijing) Technology, Ltd./
FGS (PRC)
Huang Hua BHD Petroleum Equipment
Manufacturing Co. Ltd./HH BHD
(PRC)
19% ownership
51% ownership
75% ownership
Gan Su BHD Environmental Technology Co. Ltd./
Gan Su BHD (PRC)
Qing Hai BHD New Energy Technology Co. Ltd./
Qing Hai BHD
(PRC)

* Nanjing Recon and BHD hold 51% of FGS together, with each company holds 25.5%.

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

No.	Tenant/Transferee	Address	Rental/Use Term	Space	Usage	Productive Capacity	Extent of utilization
1	Recon-BJ BHD FGS	601, 1 Shui’an South Street, Chaoyang District, Beijing, 100012, PRC	February 16, 2021 to April 30, 2024	1,564.00 square meters	Headquarter and office	N/A	70%

2	Nanjing Recon	Room 310&311, No. 2 Building, Chu Qiao Cheng, Andemen Street, Yu Hua District, Nanjing City, PRC	April 1, 2022 to March 31, 2024	564.64 square meters	Office	N/A	80%

3	BHD	West building, Zhengfu Street, Huo ying, Changping District, PRC	January 1, 2023 to December 31, 2023	420 square meters	Warehouse	N/A	50%

4	HH BHD	No. 1767, Yin Bin South Street, Huang Hua Economic Development Zone, He Bei Province, PRC	July 1, 2023 to June 30, 2024	4,624 square meters	Office and Plant	N/A (Equipment Installation)	100%

5	Gan Su BHD	North of Dongyun Road and West of Petroleum Management Bureau Wooden Furniture Factory, Old District, Yumen City, Gansu Province, PRC	August 1, 2017 to July 31, 2067	26,235.59 square meters	Plant	60,000 tons	80%

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

Through Nanjing Recon and BHD, our business is mainly focused on the upstream sectors of the oil and gas industry. From 2018, our business has been expanding to the downstream of the energy industry– the civil and industrial heating furnaces market, electric and coal chemical industry and the energy service management industry. As we acquired major equity interest of FGS in year 2021, we also extend our business to fuel market. We derive our revenue from the sales and provision of (1) automation products and projects, (2) equipment and installment for heating furnaces and overall energy saving resolution, (3) chemical products and overall resolution for wastewater and oily sludge treatment, (4) downhole services, production enhancement, engineering and project services for aforementioned, and (5) platform development services for gas stations and other entities that will provide services under the scenario of refuel.

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

Recent Industry Developments and Business Outlook

International crude oil futures prices have been fluctuating. Crude oil prices increased in 2021 as increasing COVID-19 vaccination rates, loosening pandemic-related restrictions, and a growing economy resulted in global petroleum demand rising faster than petroleum supply. In early 2022, the Russian-Ukrainian conflict led oil price to surpassing the $100 per barrel barrier several times. And by March 2023, as oil markets have been selling off on tightening monetary conditions that sparked concerns over a global recession and weaker energy demand, while a surging dollar added to the bearish sentiment. And the oil prices are on track to reach $100 a barrel for the first time in 2023 after surging by almost 30% since June 2023 follows increasing demand in China and production cuts by Russia and Saudi Arabia. Just before this filing, oil prices rise shortly as Palestine-Israel conflict may impact global supply. Overall, we expect oil prices to remain above the cost of production from China's domestic oil fields, and we expect our upstream customers, mainly domestic oil and gas companies, to continue to increase Capital Expenditures (also known as “CapEx”) to increase oil and gas production, which brings more opportunities for our Company. More particularly, as the oil prices increased, China oil companies’ performance were greatly improved and they will increase their investment in drilling for new oil and gas wells and production activities, compared to the prior years. As their vendor, we anticipate to benefit from these trends. With a favorable oil prices level and increased investment by oil companies from years, we expect our market demand will be stable and competition will also become more intensive. We believe that our operations and revenue will continue to improve in the coming year based on our experience and buildup in the industry and our current communication and follow-up with customers.

With plastic waste ballooning into a global environmental crisis, we see an increasing focus on creating a circular economy and a growing market demand for sustainable and recycled materials, in which products and materials are reused, remanufactured and recycled. Chemical recycling plays an important role in achieving these goals by preserving the value of plastic materials. From early 2023, we will participate in the chemical recycling of low-value plastics. We have already signed purchase intentions with some multinational chemical companies and have started to prepare for the construction of our plants. We expect the construction cycle to be about one year.

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

Currently, as more markets of China’s energy industry are open to non-state-owned companies, we are also seeking for opportunities in other markets. We believe our experience and deep knowledge of the energy industry, especially in oil and gas, will always be the long-term foundation for the company’s growth. By tapping into technological advances in recent years, such as solar energy and the Smart Industry and Industrial Internet, which is bringing about a fundamental change in the way factories and workplaces function by making them safer, more efficient, more flexible and more environmentally friendly. We expect to create more profitable business lines.

Also, to diversify our revenue stream and lower the risk of concentration, we will continue to seek new opportunities in other industries by leveraging our knowledge of intelligent equipment and the “internet of things” (IoT), which is a crucial component of the Smart Industry and Industrial Internet.

We also see threatens from climate changes and opportunities from sustainable investments. We have also begun to engage in green, low-carbon and recyclable resource businesses to secure our long-term growth.

Trend Information

Other than as disclosed elsewhere in this report, such as coronavirus outbreak, we are not aware of any trends, uncertainties, demands, commitments, or events since the beginning of our fiscal year 2023 which are reasonably likely to have a material effect on our net revenue, income from operations, profitability, liquidity or capital resources, or would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Our operating results in any period are more directly affected by company-specific factors including:

●	our revenue growth, in terms of the proportion of our business dedicated to large companies and our ability to successfully develop, introduce and market new solutions and services;
●	our ability to increase our revenue from both old and new customers in the oil and gas industry in China;
●	our ability to effectively manage our operating costs and expenses; and
●	our ability to effectively implement any targeted acquisitions and/or strategic alliances so as to provide efficient access to markets and industries in the oil and gas industry in China.

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

Estimates and Assumptions

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in United States of America (“US GAAP”), which requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Estimates are adjusted to reflect actual experience when necessary. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for credit losses related to accounts receivable, other receivables and purchase advances, allowance for inventory, the useful lives of property and equipment, valuation allowance for deferred tax assets, impairment assessment for long-lived assets, goodwill and investment in unconsolidated entity, the discount rate for lease and investment, valuation of the convertible notes, price purchase allocation for business combination and the fair value of share- based payments. The use of estimates is an integral component of the financial reporting process; actual results could differ from those estimates.

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

The carrying amounts reported in the consolidated balance sheets for short-term investments, accounts receivable, notes receivable, other receivables, purchase advances, contract cost, accounts payable, other payable, accrued liabilities, contract liabilities, short-term bank loans and short-term borrowings – related parties approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amounts of the long-term borrowings due to related party approximate its fair value because the stated interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable credit risk and maturities.

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

Disaggregation of Revenue

Revenue are recognized when control of the promised goods or services are transferred to our customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The following items represent the Company’s revenue disaggregated by revenue source. In accordance with ASC 606-10-50-5, the Company selects categories to present disaggregated revenue that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors and delivery conditions of products and fulfillment of obligations.

The Company’s disaggregation of revenue for the years ended June 30, 2021, 2022 and 2023 is disclosed in Note 25 to accompanying consolidated financial statements.

Automation Products and Software; Equipment, Accessories and Others

The Company generates revenue primarily through delivery of standard or customized products and equipment, including automation products, furnaces and related accessories. Revenue is recognized when products are delivered, and acceptance reports are signed off by customers.

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

Arrangements with Multiple Performance Obligations

Contracts with customers may include multiple performance obligations. For such arrangements, the Company will allocate revenue to each performance obligation based on its relative standalone selling price. We generally determine standalone selling prices based on the prices charged to customers or using expected cost-plus margin.

Contract Balances

The Company’s contract balances include contract costs, net and contract liabilities from contracts with customers, and the following table provides information about contract balances:

	June 30,	June 30,	June 30
	2022	2023	2023
	RMB	RMB	US Dollars
Contract costs, net	¥33,858,820	¥49,572,685	$6,836,386
Contract liabilities	¥2,107,277	¥2,748,365	$379,017

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

-	Pre-Contract Costs - Pre-contract costs are the amounts prepaid to suppliers for purchases of customized equipment in anticipation of obtaining planned contracts for the Company’s hardware and software revenue. If it subsequently confirms that the Company is unable to secure the planned contracts with a customer after making the advance payments for these planned contracts, the Company evaluates the probable recoverability of the pre-contract cost and charges to expenses when the Company determines that the recovery of such pre-contract cost is improbable.
-	Executed Contract Costs - Direct costs, such as material, labor, depreciation and amortization and subcontracting costs and indirect costs allocable to contracts include the costs of contract supervision, tools and equipment, supplies, quality control and inspection, insurance, repairs and maintenance for quality assurance purposes before clients’ initial acceptance. Once products are delivered, installed and debugged for intended use and accepted by a client, which may last from weeks to months (this process is decided by the client’s individual project construction arrangement), the Company records revenue based on the contract or the final clients’ acceptance. Minor costs for repair during the maintenance period after initial acceptance are recorded as cost of goods sold as they are incurred. All other general and administrative costs and selling costs are charged to expenses as incurred. The Company generally ships its products approximately one week to six months after production begins and the timing depends on the size of the overall project.

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

Amounts billed to customers for shipping and handling activities to fulfill the Company’s promise to transfer the goods are included in revenue, and costs incurred by the Company for the delivery of goods are classified as cost of sales in the consolidated statements of operations and comprehensive income (loss). Sales, value added, and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue. The Company generally offers assurance-type warranties for its products. The specific terms and conditions of those warranties vary depending upon the product. The Company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the warranty liability include historical product-failure experience and estimated repair costs for identified matters. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The amount accrued for expected returns and warranty claims was immaterial as of June 30, 2023. The amount of revenue recognized during the years ended June 30, 2021, 2022 and 2023 that was previously included within contract liability balances was ¥1,899,561, ¥7,390,276 and ¥1,901,277($262,198), respectively.

Practical Expedients Elected

Incremental Costs of Obtaining a Contract - The Company has elected the practical expedient permitted in ASC 340-40-25-4, which permits an entity to recognize incremental costs to obtain a contract as an expense when incurred if the amortization period will be less than one year and not significant.

Significant Financing Component - The Company has elected the practical expedient permitted in ASC 606-10-32-18, which allows an entity to not adjust the promised amount of consideration for the effects of a significant financing component if a contract has a duration of one year or less. As the Company’s contracts are majorly less than one year in length, consideration will not be adjusted. For the Company’s contracts include a standard payment term of 90 days to 180 days; consequently, there is no significant financing component within contracts. There are also some new contracts that will not be completed within one year from year 2022, the Company did calculation and the amount was not material as end of this fiscal year.

Accounts Receivable, Net, Other Receivables, Net and Loan to Third Parties

Accounts receivable are carried at original invoiced amount less a provision for any potential uncollectible amounts. In July 2020, the Company adopted ASU 2016-13, Topics 326-Credit Loss, Measurement of Credit Losses on Financial Instruments, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology, as its accounting standard for its accounts receivable and other receivables. Other receivables and loan to third parties arise from transactions with non-trade customers.

The adoption of the credit loss accounting standard has no material impact on the Company’s consolidated financial statements as of July 1, 2020. Accounts receivable, other receivables and loan to third parties are recognized and carried at carrying amount less an allowance for credit loss, if any. The Company maintains an allowance for credit losses resulting from the inability of its trade and non-trade customers (“customers”) to make required payments based on contractual terms. The Company reviews the collectability of its receivables on a regular and ongoing basis. The Company has also included in calculation of allowance for credit losses, the potential impact of the COVID-19 pandemic on our customers businesses and their ability to pay their accounts receivable, other receivables and loan to third parties. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. The Company also considers external factors to the specific customer, including current conditions and forecasts of economic conditions, including the potential impact of the COVID-19 pandemic. In the event the Company recovers amounts previously reserved for, the Company will reduce the specific allowance for credit losses. The net recovery of provision for credit loss for the year ended June 30, 2023 increased by approximately ¥7.3 million ($1.0 million) from the year ended June 30, 2022.

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

Year Ended June 30, 2023 Compared to Year Ended June 30, 2022

During the fiscal year ended June 30, 2023, affected by China’s COVID-19 prevention and control efforts from July 2022 to early 2023, we were unable to conduct our normal operating activities, including but not limited to participation in contract bidding, travel and project constructions, etc. Although in the first half of 2023, these effects gradually subsided, but affected by the overall economy and industry operations, our overall revenue and costs decreased compared to the same period of prior year.

Revenue

	For the Years Ended
	June 30,
			Increase /	Percentage
	2022	2023	(Decrease)	Change
Automation product and software	¥31,944,055	¥26,628,216	¥(5,315,839)	(16.6)%
Equipment and accessories	17,159,381	16,248,197	(911,184)	(5.3)%
Oilfield environmental protection	25,335,363	19,116,560	(6,218,803)	(24.5)%
Platform outsourcing services	9,338,772	5,121,405	(4,217,367)	(45.2)%
Total revenue	¥83,777,571	¥67,114,378	¥(16,663,193)	(19.9)%

Our total revenue for the year ended June 30, 2023 were approximately ¥67.1 million ($9.3 million), a decrease of approximately ¥16.7 million ($2.3 million) or 19.9% from ¥83.8 million for the same period in 2022. The overall decrease in revenue was mainly due to decreased revenue from all four segments during the year ended June 30, 2023.

(1)

Revenue from automation product and software decreased by ¥5.3 million ($0.7 million) or 16.6%. The decrease was mainly caused by decreased orders from Ji Dong oilfield as this client reduced their investment budget and oil and gas extraction activities.

(2)

Revenue from equipment and accessories decreased by ¥0.9 million ($0.1 million) or 5.3% as we decided not to continue our cooperation with some oilfield client with low production level and allocated our sales and service resources into some larger oilfield companies. We believe this was a temporary decrease. Our revenue from this segment will increase in the coming year.

(3)

Revenue from oilfield environmental protection decreased by ¥6.2 million ($0.9 million) or 24.5%. This was mainly caused by less raw materials we could collect. As a result, our revenue decreased due to lower processing volume compared to the same period last year.

(4)

Revenue from platform outsourcing services decreased by ¥4.2 million ($0.6 million) or 45.2%. The decrease was mainly due to less overall economic activities, lower refueling volumes at gas stations and change in the method of settlement with major customers, from the original service fee based on a percentage of the volume and transaction amount to a basic fixed monthly service fee.

Cost of revenue

	For the Years Ended
	June 30,
			Increase /	Percentage
	2022	2023	(Decrease)	Change
Automation product and software	¥29,804,559	¥23,435,445	¥(6,369,114)	(21.4)%
Equipment and accessories	10,439,207	8,854,492	(1,584,715)	(15.2)%
Oilfield environmental protection	20,007,876	13,737,507	(6,270,369)	(31.3)%
Platform outsourcing services	3,798,951	1,722,208	(2,076,743)	(54.7)%
Business and sales related tax	302,241	497,743	195,502	64.7%
Total cost of revenue	¥64,352,834	¥48,247,395	¥(16,105,439)	(25.0)%

Our total cost of revenue decreased from ¥64.4 million for the year ended June 30, 2022 to ¥48.2 million ($6.7 million) for the same period in 2023. This decrease was mainly caused by the decreased cost of revenue from all four segments during the year ended June 30, 2023, which was in line with the decrease in revenue.

For the years ended June 30, 2022 and 2023, cost of revenue from automation product and software was approximately ¥29.8 million and ¥23.4 million ($3.2 million), respectively, representing a decrease of approximately ¥6.4 million ($0.9 million) or 21.4%. The decrease in cost of revenue from automation product and software was primarily attributable to decreased sales of automation products.

For the years ended June 30, 2022 and 2023, cost of revenue from equipment and accessories was approximately ¥10.4 million and ¥8.9 million ($1.2 million), respectively, representing a decrease of approximately ¥1.5 million ($0.2 million) or 15.2% due to revenue decrease resulting from our discontinued cooperation with some small oilfield clients.

For the years ended June 30, 2022 and 2023, cost of revenue from oilfield environmental protection was approximately ¥20.0 million and ¥13.7 million ($1.9 million), respectively, representing a decrease of approximately ¥6.3 million ($0.9 million) or 31.3%. The decrease in the cost of revenue, mainly drawn from wastewater and oily sludge treatments, was in line with decrease in revenue related to our oily sludge treatment.

For the years ended June 30, 2022 and 2023, cost of revenue from platform outsourcing services was approximately ¥3.8 million and ¥1.7 million ($0.2 million), respectively, representing a decrease of approximately ¥2.1 million ($0.3 million) or 54.7%. The decrease of cost of revenue was in line with decrease in revenue and our improvement of technic teams with less staff.

Gross Profit

	For the Years Ended
	June 30,
	2022		2023
	Gross		Gross		Increase /	Percentage
	Profit	Margin %	Profit	Margin %	(Decrease)	Change
Automation product and software	¥2,120,041	6.6%	¥3,017,935	11.3%	¥897,894	42.4%
Equipment and accessories	6,679,766	38.9%	7,302,401	44.9%	622,635	9.3%
Oilfield environmental protection	5,112,917	20.2%	5,160,887	27.0%	47,970	0.9%
Platform outsourcing services	5,512,013	59.0	3,385,760	66.1%	(2,126,253)	(38.6)%
Total gross profit and margin %	¥19,424,737	23.2%	¥18,866,983	28.1%	¥(557,754)	(2.9)%

Our total gross profit decreased to ¥18.9 million ($2.6 million) for the year ended June 30, 2023 from ¥19.4 million for the same period in 2022. Our gross profit as a percentage of revenue increased to 28.1% for the year ended June 30, 2023 from 23.2% for the same period in 2022.

For the years ended June 30, 2022 and 2023, our gross profit from automation product and software was approximately ¥2.1 million and ¥3.0 million ($0.4 million), respectively, representing an increase in gross profit of approximately ¥0.9 million ($0.1 million) or 42.4%. In year 2021, we mainly carried out contracts that were signed during the COVID-19 and low oil price period, during which we used a low-margin strategy to maintain our cooperation business with clients. As oil price increase in 2022, our customers recovered and contract terms were improved and our margin increased and the margin percentage will also be higher.

For the years ended June 30, 2022 and 2023, gross profit from equipment and accessories was approximately ¥6.7 million and ¥7.3 million ($1.0 million), respectively, representing a slight increase of approximately ¥0.6 million ($0.09 million) or 9.3%. This was mainly driven by high oil price and more demands for heating furnaces with higher margin rather than accessories with lower margin.

For the years ended June 30, 2022 and 2023, gross profit from oilfield environmental protection was approximately ¥5.1 million and ¥5.2 million ($0.7 million), respectively, representing an increase of ¥0.05 million ($0.01 million) or 0.9%. The increase in gross profit from oilfield environmental protection was primarily attributable to the decreased production of oily sludge.

For the years ended June 30, 2022 and 2023, gross profit from platform outsourcing services was approximately ¥5.5 million and ¥3.4 million ($0.5 million), respectively, representing a decrease of approximately ¥2.1 million ($0.3 million) or 38.6%, this was mainly because personnel expenses, which constitutes major part of our costs, reduced during the year ended June 30, 2023.

Operating Expenses

	For the Years Ended
	June 30,
			Increase /	Percentage
	2022	2023	(Decrease)	Change
Selling and distribution expenses	¥10,150,802	¥10,638,978	¥488,176	4.8%
% of revenue	12.1%	15.9%	3.8%	—
General and administrative expenses	83,281,958	76,784,396	(6,497,562)	(7.8)%
% of revenue	99.4%	114.4%	15.0%	—
Net recovery of credit losses	(658,823)	(9,038,985)	(8,380,162)	1,272.0%
% of revenue	(0.8)%	(13.5)%	(12.7)%	—
Research and development expenses	8,964,217	8,806,205	(158,012)	(1.8)%
% of revenue	10.7%	13.1%	2.4%	—
Impairment loss of property and equipment and other long-lived assets	—	1,009,124	1,009,124	100.0%
% of revenue	—	1.5%	1.5%	—
Operating expenses	¥101,738,154	¥88,199,718	¥(13,538,436)	(13.3)%

Selling and Distribution Expenses. Selling and distribution expenses consist primarily of salaries and related expenditures of the Company’s sales and marketing departments, sales commissions, costs of marketing programs including traveling expenses, advertising and trade shows, and rental expense, as well as shipping charges. Selling expenses increased by 4.8%, or ¥0.4 million ($0.07 million), from ¥10.2 million in the year ended June 30, 2022 to ¥10.6 million ($1.5 million) in the same period of 2023. The increase was mainly attributable to the increased shipping charges, bidding expense, travelling expenses, meal and entertainment expense due to that China announced a nationwide loosening of its zero-covid policy and most of the travel restrictions and quarantine requirements were lifted since December 2022, and our business operation gradually recovered from the COVID-19 pandemic. Selling expenses were 15.9% of total revenue for the year ended June 30, 2023 and 12.1% of total revenue for the same period of 2022.

General and Administrative Expenses. General and administrative expenses consist primarily of costs in human resources, facilities costs, depreciation expenses, professional advisor fees, audit fees, stock-based compensation expense and other miscellaneous expenses incurred in connection with general operations. General and administrative expenses decreased by 7.8%, or ¥6.5 million ($0.9 million), from ¥83.3 million in the year ended June 30, 2022 to ¥76.8 million ($10.6 million) in the same period of 2023. The decrease was primarily due to the decreased share-based compensation to our management and employees, which was partially offset by the increased cost in relation to the issuance of warrants, payroll expenses, and meal and entertainment expenses during the year ended June 30, 2023. General and administrative expenses accounted for 114.4% of total revenue for the year ended June 30, 2023 and 99.4% of total revenue for the same period of 2022.

Net recovery of credit losses. Allowance for credit losses is the estimated amount of bad debt that will arise as a result of lower collectability from account receivables, other receivables, purchase advances and contract assets. We recorded net recovery of credit losses of ¥0.7 million for the year ended June 30, 2022 as compared to net recovery of credit losses of ¥9.0 million ($1.2 million) for the same period in 2023. The net recovery of credit losses was mainly due to 1) we made specific reserve for some outstanding accounts receivable which we did not collect as we expected due to the unfavorable economy as a result of COVID-19 pandemic previously. However, due to the recovery of economy in China and the management’s great efforts in collection of receivables from our customers, some of accounts receivable we have provided credit losses for in the prior period were collected during the year ended June 30, 2023, causing a reversal of provision for credit losses of accounts receivables; and 2) as the progress of these contracts was delayed by the COVID-19 pandemic previously, we recorded allowance for credit losses of contract cost according to its general accounting policy. Since the pandemic is relatively under control now, most of our projects has resumed its progress and the contract costs were realized, hence, resulted in a decrease in allowance for credit losses of contract cost. Management plans to continue to monitor and maintain the provision at a lower risk level.

Research and development (“R&D”) expenses. R&D expenses consist primarily of salaries and related expenditures for research and development projects. R&D expenses remained relatively stable with a slight decrease by 1.8%, or ¥0.2 million ($0.02 million) from ¥9.0 million for the year ended June 30, 2022 to ¥8.8 million ($1.2 million) for the same period of 2023. R&D expenses accounted for 13.1% of total revenue in the year ended June 30, 2023 and 10.7% of total revenue for the same period of 2022.

Net Income (Loss)

	For the Years Ended
	June 30,
			Increase /	Percentage
	2022	2023	(Decrease)	Change
Loss from operations	¥(82,313,417)	¥(69,332,735)	¥12,980,682	(15.8)%
Change in fair value of warrant liability	174,485,575	6,116,000	(168,369,575)	(96.5)%
Interest income	3,845,453	11,088,637	7,243,184	188.4%
Impairment loss on goodwill and intangible asset	(2,266,893)	(9,980,002)	(7,713,109)	340.3%
Other income (expenses), net	(75,197)	650,047	725,244	(964.5)%
Income (loss) before income taxes	93,675,521	(61,458,053)	(155,133,574)	(165.6)%
Benefit for income taxes	(613,874)	18,339	632,213	(103.0)%
Net income (loss)	94,289,395	(61,476,392)	(155,765,787)	(165.2)%
Less: Net loss attributable to non-controlling interest	(1,297,400)	(2,309,091)	(1,011,691)	78.0%
Net income (loss) attributable to Recon Technology, Ltd	¥95,586,795	¥(59,167,301)	¥(154,754,096)	(161.9)%

Loss from operations. Loss from operations was ¥69.3 million ($9.6 million) for the year ended June 30, 2023, compared to a loss of ¥82.3 million for the same period of 2022. This ¥13.0 million ($1.8 million) decrease in loss from operations was primarily due to the decrease in operating expense as discussed above.

Gain in fair value changes of warrant liability. The Company classified the warrants issued in connection with common share offering as liabilities at their fair value and adjusted the warrant instrument to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations. Gain in change in fair value of warrant liability was ¥174.5 million and ¥6.1 million ($0.8 million) for the years ended June 30, 2022 and 2023, respectively.

Impairment loss on goodwill and intangible assets. The Company recognized the excess of purchase price over the fair value of assets acquired and liabilities assumed of the business acquired was recorded as goodwill and fair value of identified intangible assets, which is customer relationship as a result of the step acquisition of FGS. In conjunction with the preparation of our consolidated financial statement for years ended June 30, 2022 and 2023, the management performed evaluation on the impairment of goodwill and intangible assets and recorded an impairment loss on goodwill and intangible assets of ¥2.3 million and ¥10.0 million ($1.4 million) for the years ended June 30, 2022 and 2023, respectively. The impairment was mainly due to the decision of the major customers to develop their own autonomous unified system and to significantly reduce the procurement of third-party services. This change has had a significant and negative impact on FGS's business model and enterprise value. We are currently working to find new ways and channels of cooperation to enhance the FGS business.

Interest income, net. Net interest income was ¥11.1 million ($1.5 million) for the year ended June 30, 2023, compared to net interest income of ¥3.8 million for the same period of 2022. The ¥7.3 million ($1.0 million) increase in net interest income was primarily due to the increased interest-bearing loans to third parties and increased short-term investments we invested during the year ended June 30, 2023.

Other income (expenses), net. Other net income was ¥0.7 million ($0.1 million) for the year ended June 30, 2023, compared to other net expenses of ¥0.1 million for the same period of 2022. The ¥0.6 million ($0.1 million) increase in other net income was primarily due to an increase in subsidy income of ¥0.3 million ($0.04 million) as we received more subsidy from the government during the year ended June 30, 2023. The increase in other net income was also attributable to an increase in foreign exchange transaction gain of ¥0.4 million ($49,661) due to the fluctuation of exchange rate of RMB against US dollars during the year ended June 30, 2023 compared to the same period of 2022.

Net income (loss). As a result of the factors described above, net loss was ¥61.5 million ($8.5 million) for the year ended June 30, 2023, an increase of ¥155.8 million ($21.5 million) from net income of ¥94.3 million for the same period of 2022.

Liquidity and Capital Resources

As of June 30, 2023, we had cash in the amount of approximately ¥104.1 million ($14.4 million). As of June 30, 2022, we had cash in the amount of approximately ¥317.0 million.

Indebtedness. As of June 30, 2023, we had ¥31.6 million ($4.4 million) of warrant liability, ¥12.5 million ($1.7 million) of short-term bank loans, ¥20.0 million ($2.8 million) of short-term borrowings from related parties, ¥2.8 million ($0.4 million) of short-term lease payable due to third parties, ¥0.3 million ($0.05 million) of short-term lease payable due to a related party, ¥22.8 million ($3.2 million) of contractual purchase commitments, and a liability of severance payments of ¥7.0 million ($1.0 million) which is very unlikely to be incurred in the foreseeable future. Other than indebtedness listed above, we did not have any other finance leases, guarantees or other material contingent liabilities.

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

Capital Resources. To date we have financed our operations primarily through cash flows from operations, short-term bank loans, short-term borrowings due to related parties and warrant liabilities. As of June 30, 2023, we had total assets of ¥531.8 million ($73.3 million), which includes cash of ¥104.1 million ($14.4 million), short-term investments of ¥184.2 million ($25.4 million), net accounts receivable of ¥27.5 million ($3.8 million), loans to third parties of ¥123.1 million ($17.0 million) and net contract costs of ¥49.6 million ($6.8 million) and working capital of ¥443.4 million ($61.1 million). Shareholders’ equity amounted to ¥449.2 million ($61.9 million).

Cash from Operating Activities. Net cash used in operating activities was ¥51.7 million ($7.1 million) for the year ended June 30, 2023. This was an increase of approximately ¥25.5 million ($3.5 million) compared to net cash used in operating activities of approximately ¥26.2 million for the same period in 2022. The net cash used in operating activities for the year ended June 30, 2023 was primarily attributable to the net loss attributable to the Company in the amount of ¥61.5 million ($8.5 million) due to the reasons discussed above, reconciled by restricted shares issued for management and employees resulting in expenses of ¥26.2 million ($3.6 million), and an increase in contract costs of ¥14.2 million ($2.0 million).

Cash from Investing Activities. Net cash used in investing activities was approximately ¥63.9 million ($8.8 million) for the year ended June 30, 2023. This was an increase of approximately ¥63.6 million ($8.8 million) compared to net cash used in investing activities of approximately ¥0.3 million for the same period in 2022, which was due to the decreased repayments of loans from third parties, which partially offset by the decreased payments made for loans to third parties.

Cash from Financing Activities. Net cash provided by financing activities amounted to ¥56.4 million ($7.8 million) for the year ended June 30, 2023, as compared to net cash used in financing activities of ¥10.0 million for the same period in 2022. The increase in net cash provided by financing activities was mainly due to the increase in proceeds from sales of common stock and proceeds from warrant issued with common stock during the year ended June 30, 2023. Meanwhile, we received ¥13.5 million ($1.9 million) in short-term bank loans and ¥15.0 million ($2.1 million) in short-term borrowings from related parties, we also repaid ¥10.5 million ($1.4 million) in short-term and long-term borrowings to related parties and repaid ¥11.0 million ($1.5 million) in short-term bank loans.

Working Capital. Total working capital as of June 30, 2023 amounted to ¥443.4 million ($61.1 million), compared to ¥392.7 million as of June 30, 2022. Total current assets as of June 30, 2023 amounted to ¥504.4 million ($69.6 million), an increase of ¥58.8 million ($8.1 million) compared to approximately ¥445.6 million at June 30, 2022. The increase in total current assets at June 30, 2023 compared to June 30, 2022 was mainly due to an increase in short-term investments, loans to third parties and contract assets, partially offset by a decrease in cash. For the year ended June 30, 2023, the Company had approximately ¥51.7 million ($7.1 million) cash out flow from the operating activities, and as of June 30, 2023, our total future minimum purchase commitment under the non-cancellable purchase contracts were amounted to ¥22.8 million ($3.2 million). However, as of June 30, 2023, the Company had cash in the amount of approximately ¥104.1 million ($14.4 million) for the next operating cycle ending June 30, 2024. Hence, based on the historical trends and the cash used in the operating activities, management believes that the Company will have sufficient working capital for its operations at least 12 months from the issuance date of this report.

Current liabilities. Current liabilities amounted to ¥61.0 million ($8.4 million) at June 30, 2023, in comparison to ¥52.9 million at June 30, 2022.

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

Tabular Disclosure of Contractual Obligations

Below is a table setting forth all our contractual obligations as of June 30, 2023, which consists of our short-term loan agreements, operating lease obligations, loans from third parties, warrant liabilities and due to related party:

	Payment Due by Period
		Less			More
		than	1 – 3	3 – 5	than
Contractual Obligations	Total	1 year	years	years	5 years
Short-term debt obligations	¥32,469,703	¥32,469,703	¥—	¥—	¥—
Operating lease obligations	3,473,789	3,447,389	26,400	—	—
Due to related parties	2,592,395	2,592,395	—	—	—
Purchase obligation	22,845,958	22,395,958	450,000	—	—
Warrant liabilities	31,615,668	—	—	13,995,009	17,620,659
Total	¥92,997,513	¥60,905,445	¥476,400	¥13,995,009	¥17,620,659

ITEM 6.                  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Executive Officers and Directors

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Position Held
Mr. Yin Shenping	53	Chief Executive Officer and Director
Ms. Liu Jia	40	Chief Financial Officer and Director
Mr. Chen Guangqiang	60	Chief Technology Officer, Chairman and Director
Mr. Zhao Shudong	77	Independent Director
Mr. Nelson N.S. Wong	61	Independent Director (Audit Committee Chair)
Mr. Hu Jijun	58	Independent Director
Dr. Duan Yonggang	59	Independent Director

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

B. Compensation

The following table shows the annual compensation paid by us to Yin Shenping, our Chief Executive Officer, Liu Jia, our Chief Financial Officer, and Chen Guangqiang, our Chief Technology Officer, for the years ended June 30, 2023, 2022 and 2021. No other employee or officer received more than $100,000 in total compensation in 2023, 2022 and 2021.

Summary Executive Compensation Table

				Option	Restricted Stock
Name and principal position	Year	Salary	Bonus	Awards	Awards		Total
Yin Shenping,
Principal Executive Officer	2023	$620,000	$150,000	$—	$1,515,000		$2,285,000
	2022	$360,000	$100,000	$—	$2,934,500		$3,394,500
	2021	$120,000	$50,000	$—	$0		$170,000
Liu Jia
Principal Financial Officer	2023	$162,000	$60,000	$—	$372,600		$594,600
	2022	$112,000	$50,000	$—	$156,000		$318,000
	2021	$80,000	$31,250	$—	$0	(1)	$111,250
Chen Guangqiang,
Chief Technology Officer	2023	$620,000	$150,000	$—	$1,515,000		$2,285,000
	2022	$395,833	$100,000	$—	$2,934,000		$3,430,333
	2021	$157,164	$50,000	$—	$0		$207,164

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

Summary Director Compensation Table

	Fees earned
	or	Option	Restricted Stock
Name(1)	paid in cash	Awards	Awards	Total
Nelson N.S. Wong	$8,000	$0	0	$8,000
Hu Jijun	$8,000	$0	0	$8,000
Zhao Shudong	$8,000	$0	0	$8,000
Duan Yonggang	$8,000	$0	0	$8,000
(1)	Compensation for our directors Yin Shenping, Chen Guangqiang and Liu Jia, who also serve as executive officers, is fully disclosed in the executive compensation table.

The following table summarizes, as of June 30, 2023, the outstanding options, unvested restricted share units and shares that we granted to our current directors and executive officers, reflecting the one-for-five Reverse Stock Split.

	Class A Ordinary Shares
	underlying options
	awarded/Restricted	Exercise price
Name	Share Units/Shares	(US$/share)	Date of grant	Date of expiration
Yin Shenping	—	—	—	—
Liu Jia	6,400	8.25	1/31/2015	1/31/2025
	100,000	—	02/28/2022	02/27/2025
	1,000,000	—	03/15/2023	19/15/2023
Chen Guangqiang	—	—	—	—
Nelson N.S. Wong	5,000	8.25	1/31/2015	1/31/2025
	60,000	—	02/28/2022	02/27/2025
Hu Jijun	5,000	8.25	1/31/2015	1/31/2025
	60,000	—	02/28/2022	02/27/2025
Zhao Shudong	3,600	8.25	1/31/2015	1/31/2025
	60,000	—	02/28/2022	02/27/2025
Duan Yonggang	60,000	—	02/28/2022	02/27/2025
Total	530,000

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

D. Employees

As of June 30, 2023, we employed a total of 188 full-time in the following functions:

	Number of Employees
	June 30,	June 30,	June 30,
Department	2023	2022	2021
Senior Management	20	27	21
Human Resource & Administration	26	25	17
Finance	11	13	14
Research & Development & Technology	64	53	48
Procurement and production	27	26	45
Sales & Marketing	40	44	39
Total	188	188	184

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. In fiscal year 2023, we contributed approximately $382,791 to the employee benefit plans and social insurance. In fiscal year 2022, we contributed approximately $427,614 to the employee benefit plans and social insurance. In fiscal year 2021, we contributed approximately $215,642 to the employee benefit plans and social insurance. The effect on our liquidity by the payments for these contributions is immaterial. We believe that we are in material compliance with the relevant PRC employment laws.

E. Share Ownership

For information regarding the share ownership of our directors and senior management, see “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.”

Share and Share Options

Share Option Pool

In connection with our initial public offering, we established a pool for share options as our 2009 Stock Incentive Plan (“2009 Incentive Plan”) for the Domestic Companies’ and our employees. This pool initially contained options to purchase up to 158,073 (790,362 before the one-for-five Reverse Stock Split) of our Class A Ordinary Shares. The options will vest at a rate of 20% per year for five years and have an exercise price of the market price of our shares on the date the options are granted. To date, we issued 112,800 (564,000 before the one-for-five Reverse Stock Split) options and 45,273 (226,362 before the one-for-five Reverse Stock Split) shares out of this employee share option pool. We initially granted 58,600 (293,000 before the one-for-five Reverse Stock Split) options in 2009. We held a shareholder meeting in December 2010 and announced the resignation of three directors, and as a result, 20,000 (100,000 before the one-for-five Reverse Stock Split) options were forfeited and went back in the pool. In 2012, we granted an additional 83,000 (415,000 before the one-for-five Reverse Stock Split) options and 8,800 (44,000 before the one-for-five Reverse Stock Split) options were forfeited and went back to the pool. In the three months ended June 30, 2014, 29,680 (148,400 before the one-for-five Reverse Stock Split) vested options from 2012 grants were exercised. During the year ended June 30, 2023, we have 0 options outstanding under the 2009 Incentive Plan.

On January 29, 2015, the Company held its 2014 annual general meeting of shareholders, during which the Company’s shareholders approved the Company’s 2015 Stock Incentive Plan (“2015 Incentive Plan”). Pursuant to the 2015 Incentive Plan, we were initially authorized to issue up to an aggregate of 140,000 (700,000 before the one-for-five Reverse Stock Split) Class A Ordinary Shares. Additionally, commencing on the first business day in fiscal year ending June 30, 2016 and on the first business day of each fiscal year thereafter while the 2015 Incentive Plan is in effect, the maximum number of Class A Ordinary Shares available for issuance under this 2015 Incentive Plan during that fiscal year shall be increased such that, as of such first business day, the maximum aggregate number of Class A Ordinary Shares available for issuance under this 2015 Incentive Plan during that fiscal year shall be equal to Fifteen Percent (15%) of the number of total issued and outstanding Class A Ordinary Shares of the Company as recorded by the Company’s transfer agent on the last business day of the prior fiscal year. The Company granted options to purchase 80,000 (400,000 before the one-for-five Reverse Stock Split) Class A Ordinary Shares to its employees and non-employee director on January 31, 2015 under the 2015 Incentive Plan. As of June 30, 2023, we have an aggregate of 80,000 options outstanding under the 2015 Incentive Plan.

On April 5, 2021, the Company held its 2020 annual general meeting of shareholders, during which the Company’s shareholders approved the Company’s 2021 Equity Incentive Plan (“2021 Incentive Plan”). As of June 30, 2023, we have 0 options outstanding under the 2021 Incentive Plan.

Executive Class A Ordinary Stock Grants

On August 27, 2018, the Company’s board approved a grant of 391,200 (1,956,000 before the one-for-five Reverse Stock Split) restricted stock to certain employees and directors under the Company’s 2015 Incentive Plan according to a vesting schedule as a reward and compensation to encourage as an incentive for their future dedication to the Company. Fair value of these restricted stocks is $2,523,240 based on the closing price of the resolution of the board on August 27, 2018, with a vesting period of three years from the date of the grant. As of June 30, 2023, we have 0 non-vested restricted stocks outstanding under such grant.

On February 28, 2022, the Company’s board granted 1,642,331 Class A shares pursuant to its 2015 Equity Incentive Plan to the employees of the Company, at a fair value of $1,708,024, with a vesting period of three years from the date of the grant.

As of June 30, 2023, we have 1,094,887 non-vested restricted stocks outstanding under such grant.

Executive Class B Ordinary Stock Grants

On April 5, 2021, the Company held its 2020 annual general meeting of shareholders, during which the Company’s shareholders approved the Company’s 2021 Equity Incentive Plan (“2021 Incentive Plan”) to grant class B ordinary shares.

On December 5, 2021, the Company’s board approved a grant of 2,500,000 Class B shares pursuant to its 2021 Equity Incentive Plan to management of the Company, at a fair value of $4,175,000 based on the fair value of the share price $1.67 at

December 5, 2021. These restricted shares vested immediately on the grant date. All granted shares under this plan are issued and outstanding on December 5, 2021.

On February 28, 2022, the Company’s board approved a grant of 1,600,000 Class B shares to its management as compensation cost for awards. The fair value of the restricted shares was $1,694,000 based on the fair value of share price $1.06 at February 28, 2022. These restricted shares vested immediately on the grant date. All granted shares under this plan are issued and outstanding on February 28, 2022.

On March 9, 2023, he Company’s board approved a grant of 3,000,000 restricted shares to its management as compensation cost for awards. The fair value of the restricted shares was $3,025,000 based on the fair value of share price $1.01 at March 9, 2023. These restricted shares vested immediately on the grant date. All granted shares under this plan are issued and outstanding on March 9, 2023.

ITEM 7.             MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to beneficial ownership of our Class A and Class B Ordinary Shares as of the date of this report, for each person known by us to beneficially own 5% or more of our Class A Ordinary Shares, and all of our executive officers and directors individually and as a group. It reflects the one-for-five Reverse Stock Split we effected on December 27, 2019 and the two classes of shares approved by our shareholders on April 5, 2021: Class A Ordinary Shares, with one vote per share, and Class B Ordinary Shares, with fifteen votes per share. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Class A and Class B Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership is based on shares, which consists of 41,703,218 Class A shares and 7,100,000 Class B shares outstanding as of October 23, 2023, 627,444 vested restricted shares and 80,000 shares subject to options that are exercisable within 60 days after October 23, 2023.

	Shares Beneficially Owned (1)
	Amount of	Percentage of
	Beneficial	Ordinary Shares		Percentage of Voting
Name of Beneficial Owner	Ownership	Beneficially Owned (2)		Power (3)
Directors and Executive Officers:
Yin Shenping(4)	4,252,712	8.60%		36.25%
Chen Guangqiang(5)	4,185,328	8.47%		36.21%
Hu Jijun(6)	51,001	*	%	*	%
Wong Nelson(7)	35,500	*	%	*	%
Zhao Shudong(8)	36,934	*	%	*	%
Liu Jia(9)	1,141,250	2.31%		*	%
Duan Yonggang(10)	30,000	*	%	*	%
Directors and Executive Officers as a Group (eight members)	9,732,725	17.67%		73.31%
5% or Greater Shareholders
*	Less than 1%.
(1)

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Ordinary Shares. All shares represent Class A and Class B Ordinary Shares.

(2)The percentage of shares beneficially owned is based on 49,430,662 ordinary shares outstanding as of October 9, 2022.

(3)Class A Ordinary Shares have one vote per share. Class B Ordinary Shares have fifteen votes per share.

(4)Mr. Yin holds 702,712 Class A Ordinary Shares and 3,550,000 Class B Ordinary Shares. Due to his ownership of 36.25% of the outstanding Class B Ordinary Shares (which have 15 votes per share rather than one vote like Class A Ordinary Shares), Mr. Yin has substantial control over Recon. The address is: Recon Technology Ltd, Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing 100012, People’s Republic of China.

(5)Mr. Chen holds 635,328 Class A Ordinary Shares and 3,550,000 Class B Ordinary Shares. Due to his ownership of 36.21% of the outstanding Class B Ordinary Shares (which have 15 votes per share rather than one vote like Class A Ordinary Shares), Mr. Chen has substantial control over Recon. The address is Recon Technology Ltd, Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing 100012, People’s Republic of China.

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

(7)The address is Recon Technology Ltd, Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing 100012, People’s Republic of China.

(8)The address is Recon Technology Ltd, Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing 100012, People’s Republic of China.

(9)The address is Recon Technology Ltd, Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing 100012, People’s Republic of China.

(10)The address is Recon Technology Ltd, Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing 100012, People’s Republic of China.

B. Related party transactions

Transactions with Related Persons

Sales to related party consisted of the following:

	For the years ended June 30,
	2021	2022	2023	2023
	RMB	RMB	RMB	US Dollars
Urumqi Yikeli Automatic Control Equipment Co., Ltd.	¥85,657	¥—	¥—	$—
Total revenue from related parties	¥85,657	¥—	¥—	$—

Other payables consisted of the following:

	June 30,	June 30,	June 30,
	2022	2023	2023
Related Parties	RMB	RMB	US Dollars
Expenses paid by the major shareholders	¥1,396,419	¥1,796,309	$247,722
Due to family members of the owners of BHD and FGS	590,159	545,159	75,181
Due to management staff for costs incurred on behalf of the Company	253,557	250,927	34,605
Total	¥2,240,135	¥2,592,395	$357,508

The Company also had short-term borrowings from related parties. Below is a summary of the Company’s short-term borrowings due to related parties as of June 30, 2022 and 2023, respectively.

	June 30,	June 30,	June 30,
	2022	2023	2023
Short-term borrowings due to related parties:	RMB	RMB	US Dollars
Short-term borrowing from a founder, 4.35% annual interest, due on November 17, 2022	¥4,006,767	¥	$
Short-term borrowing from a founder, 4.35% annual interest, due on December 26, 2022	5,002,389
Short-term borrowing from a Founder, 3.65% annual interest, due on December 26, 2023	—	10,004,055	1,379,622
Short-term borrowing from a Founder, 3.40% annual interest, due on June 4, 2024	—	4,993,950	688,697
Short-term borrowing from a Founder, 3.40% annual interest, due on June 16, 2024	—	5,020,217	692,320
Total short-term borrowings due to related parties	9,009,156	20,018,222	2,760,639

The Company also had long-term borrowings from a related party. Below is a summary of the Company’s long-term borrowings due to a related party as of June 30, 2022 and 2023, respectively.

	June 30,	June 30,	June 30,
	2022	2023	2023
Long-term borrowings due to related party:	RMB	RMB	US Dollars
Long-term borrowing from a Founder, monthly payments of ¥126,135 inclusive of interest at 8.90%, ten years loan, due in November 2027.	¥6,510,606	¥	$
Less: current portion	(999,530)
Total long-term borrowings due to related party	¥5,511,076	¥	$

Leases from related parties - The Company has various agreements for the lease of office space owned by the Founders and their family members. The terms of the agreement state that the Company will continue to lease the property at a monthly rent of ¥94,167 ($12,986) with annual rental expense at ¥1.13 million ($0.15 million). The details of leases from related parties are as below:

			Monthly Rent	Monthly Rent
Lessee	Lessor	Rent Period	RMB	USD
Nanjing Recon	Yin Shenping	April 1, 2022 - March 31, 2024	¥40,000	$5,516
BHD	Chen Guangqiang	Jan 1, 2023- Dec 31, 2023	22,500	3,103
BHD	Chen Guangqiang	Jan 1, 2023- Dec 31, 2023	31,667	4,367

Expenses paid by the owner on behalf of Recon – Shareholders and founders of the VIEs paid certain operating expenses for the Company. As of June 30, 2022 and 2023, ¥2,240,135 and ¥2,592,395 ($357,508) was due to them, respectively.

Guarantee/collateral related parties – The Company’s founders provide guarantee and collateral for the Company’s short-term bank loans. (see Note 13)

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

As of October 26, 2023, there were approximately 20 holders of record of our Class A Ordinary Shares. This excludes our Class A Ordinary Shares owned by shareholders holding Class A Ordinary Shares under nominee security position listings. On October 26, 2023, the last sales price of our Class A Ordinary Shares as reported on the NASDAQ Capital Market was $0.276 per Class A Ordinary Share.

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

In fiscal years 2023, 2022 and 2021, we had RMB 12.45 million (approximately $1.71 million), RMB 17.53 million (approximately $2.54 million), and RMB 21.04 million (approximately $2.98 million) of weighted outstanding bank loans, with weighted average effective interest rate of 4.33%, 4.75%, and 6.17% respectively.

As of June 30, 2023, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our company would have been RMB 21,597 (approximately $2,978) lower/higher, respectively, mainly as a result of higher/lower interest expense from our short-term borrowings.

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

As of June 30, 2023, our company carried out an evaluation, under the supervision of and with the participation of management, including our Company’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of our Company’s disclosure controls and procedures. Included in this Annual Report on Form 20-F, the chief executive officer and chief financial officer concluded that our Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) were ineffective in timely alerting them to information required to be included in the Company’s U.S. Securities and Exchange Commission (the “Commission”) filings.

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

The Company’s management assessed the effectiveness of its internal control over financial reporting as of June 30, 2023. In making this assessment, management used the 2013 framework set forth in the report entitled Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Our management has implemented and tested our internal control over financial reporting based on these criteria. Based on the assessment and material weakness identified, the Company’s management concluded that, as of June 30, 2023, its internal control over financing reporting was not effective.

The specific material weaknesses identified by the Company’s management as of June 30, 2023 are described as follows:

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

We have reassessed all of our financial reporting cycles and we are unable to declare effectiveness of our controls as of June 30, 2023 due to sufficient monitoring of our internal controls (lack of self-testing of internal controls) and lack of enough training and adjustment of our internal procedures to provide enough supporting documents as required. Therefore, we determined that the lack of time to evaluate our design and operating effectiveness are material weaknesses. It should be noted, however, that (a) many actions had been undertaken to enhance the control environment during the year; and (b) there are other remedial activities that are scheduled to take place in fiscal year 2024. We have significantly reduced deficiencies of our internal control during this fiscal year, and management will continue to resolve internal control weaknesses and ensure effective internal controls are in place.

As a result, the Company has developed remedial actions and enhanced schedules to strengthen its accounting and financial reporting functions as well as the internal audit function. Such plan will require the hiring of additional resources and the deployment of other corporate resources for the accounting department in relation to the financial reporting process and internal audit department. Such additional resources will include the establishment of a work force dedicated to the task of correcting past financial irregularities and maintaining correct financial reporting on an on-going basis. To strengthen the Company’s internal control over financial reporting, the Company needs to engage outside consultants that are skilled in SEC reporting and Section 404 compliance to assist in the implementation of the following remedial actions as of the date of this report:

●	Continuous assessment of our internal procedure of operation as we develop new business and new subsidiaries;
●	Development and formalization of key accounting and financial reporting policies and procedures;
●	Identification and documentation of key controls by business process;
●	Enhancement of existing disclosures policies and procedures;
●	Formalization of periodic communication between management and the audit committee; and
●	Implementation of policies and procedures intended to enhance management monitoring and oversight by the Audit Committee.

In addition to the foregoing efforts, the Company expects to implement the following remedial actions during fiscal year 2024:

●	Formalization of a periodic staff training program to enhance their awareness of the key internal control activities.
●	Develop a comprehensive training and development plan, for our finance, accounting and internal audit personnel, including our Chief Financial Officer, Controller, and others, in the principles and rules of U.S. GAAP, SEC reporting requirements and the application thereof.
●	Continue to improve the Company’s self-developed system.
●	Hire a full-time employee who possesses the requisite U.S. GAAP experience and education.
●	Monitoring of internal controls by performing self-testing of various key controls.
●	To hire third party/professional firm to establish the basic of the Company’s IT strategy and IT control system.

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

Management continues to focus on internal control over financial reporting. As of June 30, 2023, the Company has completed certain documentation of our internal controls and will be implementing the following remedial initiatives:

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

ITEM 16C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES

Friedman LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal years 2022.

Marcum Asia CPAs LLP and Enrome LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal years 2023.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

During fiscal years 2022, Friedman LLP’s audit fees were $260,000. During fiscal years 2023, Marcum Asia CPAs LLP ’s audit fees were $ 181,800. Enrome LLP’s audit fees were $190,000.

Audit-Related Fees

The Company paid $25,000 to Friedman LLP for audit-related services in fiscal years 2022. The Company will pay $24,000 to Enrome LLP for audit-related services.

Tax Fees

The Company has not incurred any tax fees from Friedman LLP, Marcum Asia CPAs LLP and Enrome LLP for tax services in fiscal years 2023 and 2022.

All Other Fees

The Company has not incurred any other fees from Friedman LLP, Marcum Asia CPAs LLP and Enrome LLP other fees in fiscal years 2023 and 2022.

Audit Committee Pre-Approval Policies

Before Enrome LLP was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by Enrome LLP have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for fiscal year 2023 that were attributed to work performed by persons other than Enrome LLP’s full-time permanent employees was less than 5%.

ITEM 16D.         EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.         PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended June 30, 2023.

ITEM 16F.         CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On August 25, 2023, we appointed Enrome LLP (“Enrome”) as its independent registered public accounting firm, effective on the same day. Enrome replaces Marcum Asia, our former independent registered public accounting firm, which we dismissed on August 22, 2023. The appointment of Enrome was made after careful consideration and evaluation process by the Company and has been approved by the audit committee of our board of directors. Our decision to make this change was not the result of any disagreement between the Company and Friedman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

During the two most recent fiscal years ended June 30, 2021 and 2022 and any subsequent interim period prior to engaging Enrome, neither the Company nor anyone on its behalf consulted Enrome regarding either (i) the application of accounting principles to any proposed or completed transaction, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that Enrome concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F) or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

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

NASDAQ Rule 5635 requires shareholder approval for the issuance of securities: (i) in connection with the acquisition of stock or assets of another Company; (ii) when it would result in a change of control; (iii) when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants; or (iv) in connection with a transaction other than a public offering involving the sale, issuance or potential issuance of common stock at a price less than market value. Our Cayman Islands counsel, Campbells, has provided a letter to NASDAQ certifying that under Cayman Islands law and our Memorandum and Articles of Association, we are not prohibited from issuing shares without first obtaining shareholder approval where such issuance of securities otherwise requires shareholder approval under NASDAQ Rule 5635. Accordingly, we intend to comply with the requirements of Cayman Islands law in determining whether shareholder approval is required.

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

		By Reference	6-K	2019-04-24

4.31	Translation of Financial Support Commitment Letter from Two Major Shareholders dated August 31, 2019	By Reference	20-F	2019-10-01

4.32	Translation of Supplemental Agreement to the Investment Agreement with respect to Future Gas Station (Beijing) Technology Co., Ltd. dated September 24, 2019	By Reference	20-F	2019-10-01

4.33	Translation of Supplemental Agreement to the Investment Agreement with respect to Future Gas Station (Beijing) Technology Co., Ltd. dated March 17, 2020	By Reference	6-K	2020-03-18

4.34	Placement Agency Agreement, dated May 7, 2020, between the Company and Maxim Group LLC	By Reference	6-K	2020-05-26

4.35	Form of Securities Purchase Agreement, dated May 21, 2020, between the Company and the Purchasers	By Reference	6-K	2020-05-26

4.36	Form of Securities Purchase Agreement, dated June 26, 2020, between the Company and the Purchasers	By Reference	6-K	2020-06-30

4.37	Securities Purchase Agreement dated November 25, 2020	By reference	6-K	2020-11-27

4.38	Translation of Supplemental Agreement to the Investment Agreement with respect to Future Gas Station (Beijing) Technology Co., Ltd. dated February 4, 2021	By reference	6-K	2021-02-08

4.39	Share Acquisition Agreement, dated June 3, 2021	By reference	6-K	2021-06-04

4.40	Placement Agency Agreement, dated June 14, 2021, between the Company and Maxim Group LLC	By reference	6-K	2021-06-16

4.41	Form of Securities Purchase Agreement dated June 14, 2021, between the Company and the Purchasers	By reference	6-K	2021-06-16

4.4	Form of Securities Purchase Agreement dated March 15, 2023, between the Company and the Purchasers	By reference	6-K	2023-03-20

4.43	2021 Equity Incentive Plan	By Reference	6-K	2021-04-06

8.1	List of subsidiaries of the Company	Herewith

11.1	Code of Ethics of the Company	By Reference	10-K	2009-09-28

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a)	Herewith

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a)	Herewith

13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code	Herewith

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code	Herewith

15.1	Consent of Friedman LLP	Herewith

16.1	Letter of Marcum Asia CPAs LLP to the U.S. Securities and Exchange Commission dated August 25, 2023	By reference	6-K	2023-08-25

99.1	RECON ISSUES SHAREHOLDER UPDATE	By Reference	6-K	2022-07-21

99.3	Recon Technology reports financial results for FY2021	By Reference	6-K	2021-04-05

99.3	Recon Technology, Ltd Reports Financial Results for the First Six Months of Fiscal Year 2022	By Reference	6-K	2022-03-31

99.4	Recon Technology, Ltd Reports Financial Year Results for Fiscal Year 2023	Herewith

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Recon Technology, Ltd.

By:	/s/ Yin Shenping
Name: Yin Shenping
Title: Chief Executive Officer

Date: October 27, 2023

RECON TECHNOLOGY, LTD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Recon Technology, Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Recon Technology, Ltd. and its subsidiaries (collectively, the “Company”) as of June 30, 2023 and 2022, the related consolidated statements of operations and comprehensive (loss) income, changes in shareholder’s equity, and cash flows for the year ended June 30, 2023 and 2022 and the related notes (collectively referred to as the 20-F “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023 and 2022, and the results of its operations and its cash flows for the year ended September 30, 2022, in conformity with accounting principles generally accepted in the United States of America (“US GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Company’s auditor since 2023.

Singapore

October 27, 2023

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

New York, New York

October 28, 2022

RECON TECHNOLOGY, LTD

CONSOLIDATED BALANCE SHEETS

	As of June 30	As of June 30	As of June 30
	2022	2023	2023
	RMB	RMB	U.S. Dollars
ASSETS
Current assets
Cash	¥316,974,857	¥104,125,800	$14,359,604
Restricted cash	723,560	731,545	100,885
Short-term investments	—	184,184,455	25,400,198
Notes receivable	10,828,308	3,742,390	516,099
Accounts receivable, net	22,577,980	27,453,415	3,785,999
Inventories, net	3,894,369	6,330,701	873,044
Other receivables, net	5,501,833	2,185,733	301,427
Loans to third parties	50,383,822	123,055,874	16,970,181
Purchase advances, net	178,208	2,680,456	369,652
Contract costs, net	33,858,820	49,572,685	6,836,386
Prepaid expenses	420,284	350,119	48,284
Prepaid expenses- related parties	275,000	—	—
Total current assets	445,617,041	504,413,173	69,561,759

Property and equipment, net	25,474,162	24,752,864	3,413,576
Construction in progress	239,739	—	—
Intangible assets, net	5,950,000	—	—
Long-term other receivables, net	1,564,381	3,640	502
Goodwill	4,730,002	—	—
Operating lease right-of-use assets (including ¥765,241 and ¥335,976 ($46,333) from a related party as of June 30, 2022 and 2023, respectively)	6,666,759	2,654,900	366,127
Total Assets	¥490,242,084	¥531,824,577	$73,341,964

LIABILITIES AND EQUITY

Current liabilities
Short-term bank loans	¥10,000,000	¥12,451,481	$1,717,138
Accounts payable	16,739,989	10,791,721	1,488,246
Other payables	3,533,918	5,819,010	802,478
Other payable- related parties	2,240,135	2,592,395	357,508
Contract liabilities	2,001,277	2,748,365	379,017
Accrued payroll and employees’ welfare	2,250,547	2,382,516	328,564
Taxes payable	2,210,958	1,163,006	160,386
Short-term borrowings - related parties	9,009,156	20,018,222	2,760,639
Long-term borrowings - related party - current portion	999,530	—	—
Operating lease liabilities - current (including ¥429,265 and ¥335,976 ($46,333) from a related party as of June 30, 2022 and 2023, respectively)	3,892,774	3,066,146	422,841
Total Current Liabilities	52,878,284	61,032,862	8,416,817

Operating lease liabilities - non-current (including ¥335,976 and ¥nil ($nil) from a related party as of June 30, 2022 and 2023, respectively)	2,184,635	25,144	3,468
Long-term borrowings - related party	5,511,076	—	—
Contract liabilities - non-current	106,000	—	—
Warrant liability	16,677,328	31,615,668	4,360,000
Total Liabilities	77,357,323	92,673,674	12,780,285

Commitments and Contingencies

Equity
Class A ordinary shares, $0.0925 U.S. dollar par value, 150,000,000 shares authorized; 29,700,718 shares and 40,528,218 shares issued and outstanding as of June 30, 2022 and 2023, respectively	18,001,670	24,912,822	3,435,635
Class B ordinary shares, $0.0925 U.S. dollar par value, 20,000,000 shares authorized; 4,100,000 shares and 7,100,000 shares issued and outstanding as of June 30, 2022 and 2023, respectively	2,408,498	4,340,731	598,614
Additional paid-in capital	496,038,696	551,118,133	76,002,666
Statutory reserve	4,148,929	4,148,929	572,163
Accumulated deficit	(111,273,525)	(170,440,826)	(23,504,865)
Accumulated other comprehensive income	11,307,461	35,127,173	4,844,259
Total shareholders’ equity	420,631,729	449,206,962	61,948,472
Non-controlling interests	(7,746,968)	(10,056,059)	(1,386,793)
Total equity	412,884,761	439,150,903	60,561,679
Total Liabilities and Equity	¥490,242,084	¥531,824,577	$73,341,964

The accompanying notes are an integral part of these consolidated financial statements.

RECON TECHNOLOGY, LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the years ended
	June 30,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD

Revenue
Revenue - third parties	¥47,852,918	¥83,777,571	¥67,114,378	$9,255,496
Revenue - related party	85,657	—	—	—
Revenue	47,938,575	83,777,571	67,114,378	9,255,496

Cost of revenue
Cost of revenue - third parties	40,723,547	64,352,834	48,247,395	6,653,620
Cost of revenue	40,723,547	64,352,834	48,247,395	6,653,620

Gross profit	7,215,028	19,424,737	18,866,983	2,601,876

Selling and distribution expenses	8,038,965	10,150,802	10,638,978	1,467,182
General and administrative expenses	45,949,157	83,281,958	76,784,396	10,589,052
Allowance for (net recovery of) credit losses	8,191,247	(658,823)	(9,038,985)	(1,246,533)
Impairment loss of property and equipment and other long-lived assets	768,312	—	1,009,124	139,165
Research and development expenses	5,846,295	8,964,217	8,806,205	1,214,431
Operating expenses	68,793,976	101,738,154	88,199,718	12,163,297

Loss from operations	(61,578,948)	(82,313,417)	(69,332,735)	(9,561,421)

Other income (expenses)
Subsidy income	355,667	11,993	325,425	44,878
Interest income	918,629	5,367,979	13,603,487	1,876,007
Interest expense	(2,210,005)	(1,522,526)	(2,514,850)	(346,814)
Income (loss) from investment in unconsolidated entity	(266,707)	15,411	—	—
Gain in fair value changes of warrants liability	35,365,792	174,485,575	6,116,000	843,435
Remeasurement gain of previously held equity interests in connection with step acquisition	979,254	—	—	—
Foreign exchange transaction gain (loss)	(146,898)	(118,456)	241,652	33,325
Impairment loss on goodwill and intangible assets	—	(2,266,893)	(9,980,002)	(1,376,305)
Other income	192,137	15,855	82,970	11,442
Other income, net	35,187,869	175,988,938	7,874,682	1,085,968
Income (loss) before income tax	(26,391,079)	93,675,521	(61,458,053)	(8,475,453)
Income tax expenses (benefit)	(524,251)	(613,874)	18,339	2,529
Net income (loss)	(25,866,828)	94,289,395	(61,476,392)	(8,477,982)

Less: Net loss attributable to non-controlling interests	(3,034,094)	(1,297,400)	(2,309,091)	(318,438)
Net income (loss) attributable to Recon Technology, Ltd	¥(22,832,734)	¥95,586,795	¥(59,167,301)	$(8,159,544)

Comprehensive income (loss)
Net income (loss)	(25,866,828)	94,289,395	(61,476,392)	(8,477,982)
Foreign currency translation adjustment	(850,895)	9,332,625	23,819,712	3,284,889
Comprehensive income (loss)	(26,717,723)	103,622,020	(37,656,680)	(5,193,093)
Less: Comprehensive loss attributable to non- controlling interests	(3,034,094)	(1,297,400)	(2,309,091)	(318,438)
Comprehensive income (loss) attributable to Recon Technology, Ltd	¥(23,683,629)	¥104,919,420	¥(35,347,589)	$(4,874,655)

Earnings (loss) per share - basic and diluted	¥(1.80)	¥3.19	¥(1.74)	$(0.24)

Weighted - average shares -basic and diluted	12,697,024	30,002,452	33,923,112	33,923,112

The accompanying notes are an integral part of these consolidated financial statements.

RECON TECHNOLOGY, LTD

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

								Accumulated
								Other		Non-
					Additional Paid-	Statutory	Accumulated	Comprehensive	Stockholders’	controlling	Total	Total
	Common Stock				in Capital	Reserve	deficit	income	Equity	Interest	Equity	Equity
	Number of		Number of
	Class A	Amount	Class B	Amount
	Shares*	(RMB)	Shares*	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(USD)

Balance, June 30, 2020	7,202,832	¥4,577,233	—	¥—	¥282,505,455	¥4,148,929	¥(184,027,586)	¥2,825,731	¥110,029,762	¥10,614,526	¥120,644,288	$16,637,609

Capital contribution in non-controlling interests	—	—	—	—	—	—	—	—	—	50,000	50,000	6,895
Step acquisition of FGS	—	—	—	—	—	—	—	—	—	34,790,000	34,790,000	4,797,760
Capital contribution receivable due from non-controlling Interest	—	—	—	—	—	—	—	—	—	(50,000,000)	(50,000,000)	(6,895,315)
Stock issuance	6,014,102	3,579,783	—	—	77,511,358	—	—	—	81,091,141	—	81,091,141	11,182,980
Stock issuance for warrants exercised	2,591,112	1,563,589	—	—	19,566,446	—	—	—	21,130,035	—	21,130,035	2,913,965
Proceeds from Pre-founded warrants	1,330,000	791,658	—	—	29,484,911	—	—	—	30,276,569	—	30,276,569	4,175,330
Issuance of common stock in exchange of shares of Starry, net of issuance costs	316,345	187,133	—	—	27,488,317	—	—	—	27,675,450	—	27,675,450	3,816,619
Stock issuance for convertible notes redemption	9,225,338	5,528,591	—	—	36,907,078	—	—	—	42,435,669	—	42,435,669	5,852,146
Restricted shares issued for management	188,662	112,839	—	—	6,027,198	—	—	—	6,140,037	—	6,140,037	846,750
Net loss for the year	—	—	—	—	—	—	(22,832,734)	—	(22,832,734)	(3,034,094)	(25,866,828)	(3,567,199)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(850,895)	(850,895)	—	(850,895)	(117,344)
Balance, June 30, 2021	26,868,391	¥16,340,826	—	¥—	¥479,490,763	¥4,148,929	¥(206,860,320)	¥1,974,836	¥295,095,034	¥(7,579,568)	¥287,515,466	$39,650,196

Capital contribution in non-controlling interests	—	—	—	—	—	—	—	—	—	1,130,000	1,130,000	155,834
Restricted shares issued for services	1,550,000	911,760	—	—	8,024,159	—	—	—	8,935,919	—	8,935,919	1,232,320
Stock issuance for Pre-founded warrants	1,470,000	859,413	—	—	(766,092)	—	—	—	93,321	—	93,321	12,870
Cancellation of ordinary shares issued to Starry Lab	(316,345)	(187,133)	—	—	(27,488,317)	—	—	—	(27,675,450)	—	(27,675,450)	(3,816,619)
Restricted shares issued for management	128,672	76,804	4,100,000	2,408,498	36,778,183	—	—	—	39,263,485	—	39,263,485	5,414,682
Net income (loss) for the year	—	—	—	—	—	—	95,586,795	—	95,586,795	(1,297,400)	94,289,395	13,003,100
Foreign currency translation adjustment	—	—	—	—	—	—	—	9,332,625	9,332,625	—	9,332,625	1,287,028
Balance, June 30, 2022	29,700,718	18,001,670	4,100,000	2,408,498	496,038,696	4,148,929	(111,273,525)	11,307,461	420,631,729	(7,746,968)	412,884,761	56,939,411

Stock issuance	8,827,500	5,634,560	—	—	22,540,433	—	—	—	28,174,993	—	28,174,993	3,885,509
Restricted shares issued for services	1,000,000	638,296	—	—	5,167,544	—	—	—	5,805,840	—	5,805,840	800,662
Proceeds from Pre-founded warrants	—	—	—	—	3,750,282	—	—	—	3,750,282	—	3,750,282	517,188
Restricted shares issued for management	1,000,000	638,296	3,000,000	1,932,233	23,621,178	—	—	—	26,191,707	—	26,191,707	3,612,002
Net income loss for the year	—	—	—	—	—	—	(59,167,301)	—	(59,167,301)	(2,309,091)	(61,476,392)	(8,477,982)
Foreign currency translation adjustment	—	—	—	—	—	—	—	23,819,712	23,819,712	—	23,819,712	3,284,889
Balance, June 30, 2023	40,528,218	¥24,912,822	7,100,000	¥4,340,731	¥551,118,133	¥4,148,929	¥(170,440,826)	¥35,127,173	¥449,206,962	¥(10,056,059)	¥439,150,903	$60,561,679

*Retrospectively restated for effect of changing in class of shares on April 5, 2021.

The accompanying notes are an integral part of these consolidated financial statements.

RECON TECHNOLOGY, LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended June 30,
	2021	2022	2023	2023
	RMB	RMB	RMB	U.S. Dollars

Cash flows from operating activities:
Net income (loss)	¥(25,866,828)	¥94,289,395	¥(61,476,392)	$(8,477,982)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	3,150,789	3,339,868	3,683,586	507,990
Loss (gain) from disposal of equipment	19,590	48,628	(12,782)	(1,763)
Gain in fair value changes of warrants liability	(35,365,792)	(174,485,575)	(6,116,000)	(843,435)
Amortization of offering cost of warrants	12,584,024	—	1,483,306	204,557
Allowance for (net recovery of) credit losses	8,191,247	(658,823)	(9,038,985)	(1,246,533)
Allowance for slow moving inventories	654,673	266,285	484,644	66,835

Impairment loss of property and equipment and other long-lived assets	768,312	—	1,009,124	139,165
Impairment loss on goodwill and intangible assets	—	2,266,893	9,980,002	1,376,305
Amortization of right of use assets	1,866,803	3,138,518	3,252,066	448,480
Restricted shares issued for management and employees	6,140,037	39,263,485	26,191,707	3,612,002
Restricted shares issued for services	—	8,935,919	5,805,840	800,662
Remeasurement gain of previously held equity interests in connection with step acquisition	(979,254)	—	—	—
Loss (income) from investment in unconsolidated entity	266,707	(15,411)	—	—
Deferred tax benefit	(425,913)	(624,087)	—	—
Interest expenses related to convertible notes	430,416	—	—	—
Accrued interest income from loans to third parties	—	(270,563)	(7,997,961)	(1,102,969)
Accrued interest income from short-term investment	—	—	(2,901,955)	(400,198)
Changes in operating assets and liabilities:
Notes receivable	(2,124,748)	(4,522,674)	7,085,917	977,193
Accounts receivable	18,326,410	3,811,866	(495,784)	(68,372)
Accounts receivable-related party	3,409,912	—	—	—
Inventories	(2,502,263)	(689,291)	(2,373,013)	(327,253)
Other receivables	(338,468)	285,786	(1,307,694)	(180,339)
Other receivables-related parties	—	—	(64,122)	(8,843)
Purchase advances	(899,371)	865,430	(2,575,198)	(355,136)
Contract costs	(21,944,876)	15,422,513	(14,236,539)	(1,963,309)
Prepaid expense	143,354	(274,215)	70,164	9,676
Prepaid expense - related parties	(433,000)	158,000	275,000	37,924
Operating lease liabilities	(2,762,949)	(1,594,702)	(3,061,303)	(422,173)
Accounts payable	(2,109,944)	(5,523,938)	(1,710,898)	(235,944)
Other payables	5,685,188	(6,329,042)	2,270,104	313,062
Other payables-related parties	(2,577,610)	969,468	352,260	48,579
Contract liabilities	4,160,456	(5,578,999)	641,087	88,410
Accrued payroll and employees’ welfare	(1,593,822)	296,065	131,971	18,200
Taxes payable	76,452	961,964	(1,036,483)	(142,938)
Net cash used in operating activities	(34,050,468)	(26,247,237)	(51,688,331)	(7,128,147)

Cash flows from investing activities:
Purchases of property and equipment	(522,416)	(692,206)	(940,673)	(129,725)
Proceeds from disposal of equipment	—	—	31,950	4,406
Repayments of loans to third parties	5,150,377	171,435,032	40,113,311	5,531,879
Payments made for loans to third parties	(51,638,458)	(171,071,510)	(103,146,761)	(14,224,589)
Payments for short-term investments	—	—	(290,051,964)	(39,999,995)
Redemption of short-term investments	—	—	108,769,464	14,999,995
Step acquisition of FGS, net of cash	471,843	—	—	—
Net cash used in investing activities	(46,538,654)	(328,684)	(245,224,673)	(33,818,029)

Cash flows from financing activities:
Proceeds from short-term bank loans	16,020,000	10,000,000	13,491,481	1,860,560
Repayments of short-term bank loans	(10,540,000)	(15,000,000)	(11,040,000)	(1,522,486)
Proceeds from short-term borrowings	3,660,000	—	—	—
Repayments of short-term borrowings	(3,360,000)	(530,000)	—	—
Proceeds from short-term borrowings-related parties	18,400,000	11,100,000	15,013,115	2,070,403
Repayments of short-term borrowings-related parties	(15,950,000)	(14,770,000)	(9,000,000)	(1,241,157)
Proceeds from long-term borrowings-related party	—	—	—	—
Repayments of long-term borrowings-related party	(816,952)	(892,701)	(1,499,667)	(206,813)
Proceeds from warrants issued with common stock	212,051,414	—	17,493,069	2,412,405
Proceeds from sale of ordinary shares, net of issuance costs	81,091,141	—	28,174,993	3,885,509
Proceeds from sale of prefunded warrants, net of issuance costs	30,276,569	93,321	3,750,282	517,188
Proceeds from stock issuance for warrants exercised	21,130,035	—	—	—
Proceeds from issuance of convertible notes	42,014,616	—	—	—
Capital contribution by non-controlling shareholders	50,000	—	—	—
Net cash provided by (used in) financing activities	394,026,823	(9,999,380)	56,383,273	7,775,609

Effect of exchange rate fluctuation on cash and restricted cash	224,365	10,275,148	27,688,659	3,818,441

Net increase (decrease) in cash and restricted cash	313,662,066	(26,300,153)	(212,841,072)	(29,352,126)
Cash and restricted cash at beginning of year	30,336,504	343,998,570	317,698,417	43,812,615
Cash and restricted cash at end of year	¥343,998,570	¥317,698,417	¥104,857,345	$14,460,489

Supplemental cash flow information
Cash paid during the year for interest	¥1,682,863	¥1,427,174	¥1,200,699	$165,584
Cash paid during the year for taxes	¥(98,338)	¥10,214	¥18,339	$2,529
Reconciliation of cash and restricted cash, beginning of year
Cash	¥30,336,504	¥343,998,570	¥316,974,857	¥43,712,832
Restricted cash	—	—	723,560	99,783
Cash and restricted cash, beginning of year	¥30,336,504	¥343,998,570	¥317,698,417	$43,812,615

Reconciliation of cash and restricted cash, end of year
Cash	¥343,998,570	¥316,974,857	¥104,125,800	¥14,359,604
Restricted cash	—	723,560	731,545	100,885
Cash and restricted cash, end of year	¥343,998,570	¥317,698,417	¥104,857,345	$14,460,489

Non-cash investing and financing activities
Issuance of common stock in exchange of shares of FGS, net of issuance costs	¥1,689,807	¥—	¥—	$—
Cancellation of common stock issued prior years in exchange of shares of FGS, net of issuance costs	¥(1,689,807)	¥—	¥—	$—
Issuance of common stock in exchange of shares of Starry, net of issuance costs	27,675,450	¥—	¥—	$—
Cancellation of shares issued to Starry Lab	¥—	¥(27,675,450)	¥—	$—
Conversion of convertible notes to 9,225,338 shares of ordinary shares	¥42,435,669	¥—	¥—	$—
Right-of-use assets obtained in exchange for operating lease obligations	¥7,242,819	¥937,672	¥75,182	$10,368
Reduction of right-of-use assets and operating lease obligations due to early termination of lease agreement	¥—	¥—	¥62,357	$8,599
Inventories transferred to and used as fixed assets	¥302,795	¥—	¥(65,456)	$(9,027)
Receivable for disposal of property and equipment	¥—	¥3,000	¥—	$—
Capital contribution receivable due from non-controlling Interest	¥50,000,000	¥—	¥—	$—
Other payable due to non-controlling interest converted into capital contribution	¥—	¥1,130,000	¥—	$—

The accompanying notes are an integral part of these consolidated financial statements.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Organization – Recon Technology, Ltd (the “Company”, “We” or “Our”) was incorporated under the laws of the Cayman Islands on August 21, 2007 as a limited liability company. By far, the Company provides specialized equipment, automation systems, tools, chemicals, outsourcing platform services and field services to energy industry companies mainly in the People’s Republic of China (the “PRC”).

The Company, along with its wholly-owned subsidiaries, Recon Investment Ltd. (“Recon-IN”) and Recon Hengda Technology (Beijing) Co., Ltd. (“Recon-BJ”), conducts its business through the following PRC legal entities (“Domestic Companies”) that operate in the Chinese energy industry:

1.	Beijing BHD Petroleum Technology Co., Ltd. (“BHD”),
2.	Nanjing Recon Technology Co., Ltd. (“Nanjing Recon”).

The Company has signed Exclusive Technical Consulting Service Agreements with each of the Domestic Companies, and Equity Interest Pledge Agreements and Exclusive Equity Interest Purchase Agreements with their shareholders (collectively the “VIE Agreements”). Pursuant to these VIE Agreements, the Company has the ability to substantially influence each of the Domestic Companies’ daily operations and financial affairs, appoint their senior executives and approve all matters requiring shareholder approval. The VIE agreements are designed to render the Company as the primary beneficiary of and entitle the Company of rights to consolidate each Domestic Company for accounting purposes. We believe that the Domestic Companies should be treated as Variable Interest Entities (“VIEs”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 Consolidation and we are regarded as the primary beneficiary of the VIEs.

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

On December 17, 2015, Huang Hua BHD Petroleum Equipment Manufacturing Co., Ltd (“HH BHD”), a fully owned subsidiary established by BHD was organized under the laws of the PRC, focusing on the design, assemble and manufacture of hearing equipment.

Gan Su BHD Environmental Technology Co., Ltd (“Gan Su BHD”) was established on May 23, 2017, with registered capital of ¥50.0 million. The paid in capital was ¥27,495,000 ($3,791,734) as of June 30,2023. BHD owned an equity interest of 49% of Gan Su BHD, and the remaining 51% equity interests was owned by an individual shareholder upon incorporation of Gan Su BHD. On September 25, 2017, the individual shareholder became the minority shareholder by transferring 2.0% equity shares to BHD. On April 26, 2021, the minority shareholder of Gan Su BHD transferred 15.4% of her equity interest to BHD. On May 19, 2021, the minority shareholder transferred 3.6% of her equity interest and BHD transferred 15.4% of its equity interest of Gan Su BHD to Nanjing Recon. There was no consideration paid for the transfers, and after the transfers, BHD owns equity an interest of 51% and Nanjing Recon owns an equity interest of 19% of Gan Su BHD, which is focusing on oilfield sewage treatment and oily sludge disposal projects.

Qing Hai BHD New Energy Technology Co., Ltd. (“Qinghai BHD”) was established on October 16, 2017, with registered capital of ¥50.0 million. The paid in capital was ¥4,200,000 ($579,206) as of June 30, 2023. BHD owned an equity interest of 55% of Qinghai BHD previously; however, based on an agreement signed by the shareholders of Qinghai BHD dated October 23, 2018, each of the other two individual shareholders agreed to reduce 10% of their equity interests. As a result, Qinghai BHD returned ¥200,000 paid in capital back to one of the individual shareholders. After the new arrangement, BHD owns a total interest of 75% of Qinghai BHD. The remaining paid in capital should be contributed by BHD and the other individual shareholder is ¥33,300,000 ($4,827,276) and ¥12,500,000 ($1,812,041) respectively. Based on its charter dated September 29, 2017, the remaining capital will be injected before September 29, 2036.

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

The VIE contractual arrangements

The Company’s main operating entities, the Domestic Companies, are controlled through contractual arrangements by the Company.

A VIE is an entity which has a total equity investment that is insufficient to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary of, and must consolidate, the VIE, because it met the condition under accounting principles generally accepted in the United States of America (“U.S. GAAP”) to consolidate the VIE.

The Company is deemed to have a controlling financial interest in and be the primary beneficiary of the Domestic Companies because it has both of the following characteristics:

●	The power to direct activities of the Domestic Companies that most significantly impact such entities’ economic performance, and
●	The obligation to absorb losses of, and the right to receive benefits from, the Domestic Companies that could potentially be significant to such entities.

Pursuant to these contractual arrangements, the Domestic Companies shall pay service fees equal to all of their net profit after tax payments to the Company. Accordingly, the Company has the right to absorb 90% of net interest or 100% of net loss of those Domestic Companies for accounting purposes. Such contractual arrangements are designed so that the operations of the Domestic Companies are solely for the benefit of the Company, and therefore the Company must consolidate the Domestic Companies under U.S. GAAP.

Risks associated with the VIE structure

The Company believes that the contractual arrangements with the VIEs and the shareholders of the VIEs are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and the VIEs;

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and the VIEs;
●	limit the Company’s business expansion in China by way of entering into contractual arrangements;
●	impose fines or other requirements with which the Company’s PRC subsidiary and the VIEs may not be able to comply;
●	require the Company or the Company’s PRC subsidiary and the VIEs to restructure the relevant ownership structure or operations; or
●	restrict or prohibit the Company’s use of the proceeds from public offering to finance the Company’s business and operations in China.

The Company’s ability to conduct its businesses may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate the VIEs in its consolidated financial statements as it may lose the ability to exercise its rights as the primary beneficiary over the VIEs and it may lose the ability to receive economic benefits from the VIEs. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary and the VIEs. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs and the VIEs’ subsidiaries. However, when the VIEs and the VIEs’ subsidiaries ever need financial support, the Company or its subsidiaries has, at its option and subject to statutory limits and restrictions, provided financial support to the VIEs and the VIEs’ subsidiaries through loans to the VIEs and the VIEs’ subsidiaries.

Nature of Operations – The Company engages in (1) providing equipment, tools and other components and parts related to oilfield production and other energy industries companies, including simple installations in connection with some projects; (2) services to improve production and efficiency of exploited oil wells, (3) developing and selling its own specialized industrial automation control and information solutions, (4) design, test and implement solution of sewage and oily sludge treatment, production and sales of related integrated equipment and project services, and (5) development, upgrading and maintenance of the online operation and cooperation platform of gas stations, marketing and promotion services, etc.

Impact of COVID-19 - In January 2020, the World Health Organization declared the COVID-19 outbreak a global health emergency as the coronavirus outbreak continued to spread beyond China. In compliance with the government health emergency rules in place, the Company temporarily closed offices in varies provinces in China and ceased production operations since Chinese New Year. The Company gradually resumed operation and production since March 2020. For fiscal year 2023, either the Company or its clients’ operations occasionally affected by regional outbreaks, causing some of its business is still not return to prior level. In early December 2022, China announced a nationwide loosening of its zero-covid policy, and the country faced a wave in infections after the lifting of these restrictions. Although, the spread of the COVID-19 appeared to be under control currently, the extent of the future impact of COVID-19 is still highly uncertain and cannot be predicted. In short term, the Company’s business was affected negatively, and collection of receivables were also affected. However, at this stage, the Company doesn’t expect a significant impact on the Company’s operations and financial results in a long run.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying consolidated financial statements have been prepared in conformity with U.S. GAAP and are expressed in United States dollars (“US dollars”).

Principles of Consolidation - The consolidated financial statements include the accounts of the Company, all the subsidiaries, VIEs and subsidiaries of VIEs of the Company. All transactions and balances between the Company and its subsidiaries and VIEs have been eliminated upon consolidation.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Currency Translation - The Company’s functional currency is US dollars and the consolidated financial statements have been expressed in Chinese Yuan (“RMB”) as RMB is the Company’s reporting currency. The consolidated financial statements as of and for the year ended June 30, 2023 have been translated into US dollars solely for the convenience of the readers. The translation has been made at the rate of ¥7.2513 = US$1.00, the approximate exchange rate prevailing on June 30, 2023. These translated U.S. dollar amounts should not be construed as representing Chinese Yuan amounts or that the Chinese Yuan amounts have been or could be converted into US dollars.

Estimates and Assumptions - The preparation of the consolidated financial statements in conformity with U.S. GAAP, which requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Estimates are adjusted to reflect actual experience when necessary. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for credit losses related to accounts receivable, other receivables and purchase advances, allowance for inventory, the useful lives of property and equipment, valuation allowance for deferred tax assets, impairment assessment for long-lived assets, goodwill and investment in unconsolidated entity, the discount rate for lease and investment, valuation of the convertible notes, price purchase allocation for business combination and the fair value of share-based payments. The use of estimates is an integral component of the financial reporting process; actual results could differ from those estimates.

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

Fair Values of Financial Instruments - The U.S. GAAP accounting standards regarding fair value of financial instruments and related fair value measurements define fair value, establish a three-level valuation hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The three levels of inputs are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The carrying amounts reported in the consolidated balance sheets for short-term investments, accounts receivable, notes receivable, other receivables, purchase advances, contract cost, accounts payable, other payable, accrued liabilities, contract liabilities, short-term bank loans and short-term borrowings – related parties approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amounts of the long-term borrowings due to related party approximate its fair value because the stated interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable credit risk and maturities.

Cash - Cash includes cash on hand consisting of coins, currency, undeposited checks, money orders and drafts, demand deposits in banks, certain short-term highly liquid investments and cash in transit.

Restricted cash - Restricted cash represents funds set aside and placed with the bank and serves as the security deposit which is not available to fund general liquidity needs of the Company.

Short-term investments - Short-term investments include wealth management products, which are certain deposits with fixed interest rates and the principal are guaranteed by the financial institutions. The carrying values of the Company’s short-term investments approximate fair value because of their short-term maturities within one year. The interest earned is recognized in the consolidated statements of operations and comprehensive income (loss) as interest income. As of June 30, 2022 and 2023, the Company had short-term investments balance of ¥nil and ¥184.2 million ($25.4 million), including accrued interests of ¥nil and ¥2.9 million ($400,198), respectively.

Accounts Receivables, Net, Other Receivables, Net and Loan to Third Parties - Accounts receivable are carried at original invoiced amount less a provision for any potential uncollectible amounts. In July 2020, the Company adopted ASU 2016-13, Topics 326-Credit Loss, Measurement of Credit Losses on Financial Instruments, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology, as its accounting standard for its accounts receivable and other receivables. Other receivables and loan to third parties arise from transactions with non-trade customers.

The adoption of the credit loss accounting standard has no material impact on the Company’s consolidated financial statements as of July 1, 2020. Accounts receivable, other receivables and loan to third parties are recognized and carried at carrying amount less an allowance for credit loss, if any. The Company maintains an allowance for credit losses resulting from the inability of its trade and non-trade customers (“customers”) to make required payments based on contractual terms. The Company reviews the collectability of its receivables on a regular and ongoing basis. The Company has also included in calculation of allowance for credit losses, the potential impact of the COVID-19 pandemic on our customers businesses and their ability to pay their accounts receivable, other receivables and loan to third parties. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. The Company also considers external factors to the specific customer, including current conditions and forecasts of economic conditions, including the potential impact of the COVID-19 pandemic. In the event the Company recovers amounts previously reserved for, the Company will reduce the specific allowance for credit losses. The net recovery of provision for credit loss for the year ended June 30, 2023 increased by approximately ¥7.3 million ($1.0 million) from the year ended June 30, 2022.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Notes Receivable - Notes receivable represent short-term notes receivable the Company receives from its customers as payment for amounts owed to the Company in normal course of business operation. The notes receivable are issued by reputable financial institutions that entitle the Company to receive the full-face amount from the financial institutions at maturity, which generally ranges from three to six months from the date of issuance.

Purchase Advances, Net - Purchase advances are the amounts prepaid to suppliers for business activities, such as standard raw materials, supplies and services. These types of prepayments will be expensed when those products or services have been rendered or consumed.

Inventories, Net - Inventories are stated at the lower of cost or net realizable value, on a first-in-first-out basis. The methods of determining inventory costs are used consistently from year to year. Market value of the inventories is determined based on its estimated net realizable value, which is generally the selling price less normally predictable costs of disposal and transportation. The Company records write-downs of inventory that is obsolete or in excess of anticipated demand or market value based on consideration of product lifecycle stage, technology trends, product development plans and assumptions about future demand and market conditions. Actual demand may differ from forecasted demand, and such differences may have a material effect on recorded inventory values. Inventory write-downs are charged to cost of revenue and establish a new cost basis for the inventory.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Property and Equipment, Net - Property and equipment are stated at cost. Depreciation on motor vehicles and office equipment is computed using the straight-line method over the estimated useful lives of the assets, which range from two to ten years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the assets.

Items	Useful life
Motor vehicles	3-5 years
Office equipment and fixtures	2-5 years
Production equipment, including:
Equipment	10 years
Utilities and Facilities	20 years
Leasehold improvement	Lesser of useful life and lease term

Construction in progress includes property and equipment in the course of construction for production or for its own use purposes. Construction in progress is carried at cost less any recognized impairment loss. Construction in progress is classified to the appropriate category of property and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Goodwill - Goodwill represents the excess of the purchase price over the fair value of assets acquired. The goodwill impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, goodwill of the reporting unit would be considered impaired. To measure the amount of the impairment loss, the implied fair value of a reporting unit’s goodwill is compared to the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. If the carrying amount of a reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. For each of these tests, the fair value of each of the Company’s reporting units is determined using a combination of valuation techniques, including a discounted cash flow methodology. To corroborate the discounted cash flow analysis performed at each reporting unit, a market approach is utilized using observable market data such as comparable companies in similar lines of business that are publicly traded or which are part of a public or private transaction (to the extent available). The Company evaluates qualitative factors and overall financial performance to determine whether it is necessary to perform the first step of the two-step goodwill test. This step is referred to as “Step 0.” Step 0 involves qualitative assessment, among other qualitative factors, weighing the relative impact of factors that are specific to the reporting unit as well as industry and macroeconomic factors. After assessing those various factors, if it is determined that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then the entity will need to proceed to the first step of the goodwill impairment test. Step 1 of the goodwill impairment test, used to identify potential impairment, compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value, which is based on future cash flows, exceeds the carrying amount, goodwill is not considered impaired. If the carrying amount exceeds the fair value, the Step 2 must be performed to measure the amount of the impairment loss, if any. The Company has adopted Accounting Standards Updates (“ASU”) 2017-04, simplifying the Test for Goodwill Impairment, which permits the Company to impair the difference between carrying amounts in excess of the fair value of the reporting unit as the reduction in goodwill. ASU 2017-04 eliminates the requirement in previous GAAP to perform Step 2 of the goodwill impairment test. The Company considers various factors in performing the qualitative test, including macroeconomic conditions, industry and market considerations, the overall financial performance of the Company’s reporting units, the Company’s share price and the excess amount or “cushion” between the Company reporting unit’s fair value and carrying value as indicated on the Company’s most recent quantitative assessment. Impairment loss on goodwill was ¥nil, ¥2,266,893 and ¥4,730,002 ($652,297) for the years ended June 30, 2021, 2022 and 2023, respectively.

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

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Impairment of Long-Lived Assets - Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is determined based on the estimated discounted future cash flows expected to be generated by the asset. The Company considers the events or changes in circumstances that may indicate the impairment of the Company’s long-lived assets, such as a significant decrease occurs in the market price of a long-lived asset (or asset group); a significant adverse change in the extent or manner in which a long-lived asset (or asset group) is being used or in its physical condition; a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (or asset group), including an adverse action or assessment by a regulator; an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (or asset group); a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (or asset group); and a current expectation that, more likely than not, a long-lived asset (or asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. Impairment for the long-lived assets was ¥768,312, ¥nil and ¥6,259,124 ($863,173) for the years ended June 30, 2021, 2022 and 2023, respectively.

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

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Company recorded no impairment loss on its equity method investment during the years ended June 30, 2021, 2022 and 2023. The Company recorded a  ¥266,707 investment loss, ¥15,411 investment income and nil investment income on its equity method investment in unconsolidated entities during the years ended June 30, 2021, 2022 and 2023, respectively.

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

Non-controlling Interests - For the Company’s majority-owned subsidiaries, VIEs and subsidiaries of VIEs, a non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Company. Non-controlling interests are classified as a separate line item in the equity section of the Company’s consolidated balance sheets and have been separately disclosed in the Company’s consolidated statements of operation and comprehensive income (loss) to distinguish the interests from that of the Company.

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

Disaggregation of Revenue

Revenue are recognized when control of the promised goods or services are transferred to our customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The following items represent the Company’s revenue disaggregated by revenue source. In accordance with ASC 606-10-50-5, the Company selects categories to present disaggregated revenue that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors and delivery conditions of products and fulfillment of obligations.

The Company’s disaggregation of revenue for the years ended June 30, 2021, 2022 and 2023 is disclosed in Note 25.

Automation Products and Software; Equipment, Accessories and Others

The Company generates revenue primarily through delivery of standard or customized products and equipment, including automation products, furnaces and related accessories. Revenue is recognized when products are delivered, and acceptance reports are signed off by customers.

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

Arrangements with Multiple Performance Obligations

Contracts with customers may include multiple performance obligations. For such arrangements, the Company will allocate revenue to each performance obligation based on its relative standalone selling price. We generally determine standalone selling prices based on the prices charged to customers or using expected cost-plus margin.

Contract Balances

The Company’s contract balances include contract costs, net and contract liabilities from contracts with customers, and the following table provides information about contract balances:

	June 30,	June 30,	June 30
	2022	2023	2023
	RMB	RMB	US Dollars
Contract costs, net	¥33,858,820	¥49,572,685	$6,836,386
Contract liabilities	¥2,107,277	¥2,748,365	$379,017

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

-      Pre-Contract Costs - Pre-contract costs are the amounts prepaid to suppliers for purchases of customized equipment in anticipation of obtaining planned contracts for the Company’s hardware and software revenue. If it subsequently confirms that the Company is unable to secure the planned contracts with a customer after making the advance payments for these planned contracts, the Company evaluates the probable recoverability of the pre-contract cost and charges to expenses when the Company determines that the recovery of such pre-contract cost is improbable.

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

Amounts billed to customers for shipping and handling activities to fulfill the Company’s promise to transfer the goods are included in revenue, and costs incurred by the Company for the delivery of goods are classified as cost of sales in the consolidated statements of operations and comprehensive income (loss). Sales, value added, and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue. The Company generally offers assurance-type warranties for its products. The specific terms and conditions of those warranties vary depending upon the product. The Company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the warranty liability include historical product-failure experience and estimated repair costs for identified matters. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The amount accrued for expected returns and warranty claims was immaterial as of June 30, 2023. The amount of revenue recognized during the years ended June 30, 2021, 2022 and 2023 that was previously included within contract liability balances was ¥1,899,561, ¥7,390,276 and ¥1,901,277 ($262,198), respectively.

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

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Significant Financing Component - The Company has elected the practical expedient permitted in ASC 606-10-32-18, which allows an entity to not adjust the promised amount of consideration for the effects of a significant financing component if a contract has a duration of one year or less. As the Company’s contracts are majorly less than one year in length, consideration will not be adjusted. For the Company’s contracts include a standard payment term of 90 days to 180 days; consequently, there is no significant financing component within contracts. There are also some new contracts that will not be completed within one year from year 2022, the Company did calculation and the amount was not material as end of this fiscal year.

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

Shipping and Handling Costs - Shipping and handling cost incurred to ship products to customers are included in selling and distribution expenses. Shipping and handling expenses were ¥444,824, ¥537,371 and ¥789,932 ($108,937) for the years ended June 30, 2021, 2022 and 2023, respectively.

Leases - The Company follows FASB ASC No. 842, Leases (“Topic 842”). The Company leases office spaces and land use rights, which are classified as operating leases in accordance with Topic 842. Under Topic 842, lessees are required to recognize the following for all leases (with the exception of short-term leases, usually with initial term of 12 months or less) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use (“ROU”) asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The ROU asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All ROU assets are reviewed for impairment annually. There was no impairment for ROU lease assets as of June 30, 2022 and 2023.

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

The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position would be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. The Company has no uncertain tax position as of June 30, 2022 and 2023.

As of June 30, 2023, the tax years ended December 31, 2018 through December 31, 2022 for the Company’s People’s Republic of China (“PRC”) subsidiaries remain open for statutory examination by PRC tax authorities.

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

The following table sets forth the computation of basic and diluted earnings per share for the years ended June 30, 2021, 2022 and 2023:

	For the years ended June 30,
	2021	2022	2023	2023
	RMB	RMB	RMB	US Dollars
Numerator:
Net income (loss) attributable to Recon Technology, Ltd	¥(22,832,734)	¥95,586,795	¥(59,167,301)	$(8,159,544)

Denominator:
Weighted-average number of ordinary shares outstanding – basic	12,697,024	30,002,452	33,923,112	33,923,112
Outstanding options/warrants	10,522,294	10,536,433	20,071,602	20,071,602
Potentially dilutive shares from outstanding options/warrants	—	—	—	—
Weighted-average number of ordinary shares outstanding – diluted	12,697,024	30,002,452	33,923,112	33,923,112

Earnings (loss) per share – basic and diluted	¥(1.80)	¥3.19	¥(1.74)	$(0.24)

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

Reclassification - Certain prior year amounts related to land use rights on the balance sheets and cash flows statements had been reclassified to conform to the current period presentation. These reclassifications have no effect on the results of operations previously reported.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Recently Issued Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, “Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815 – 40)” (“ASU 2020-06”). ASU 2020-06 simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. The ASU is part of the FASB’s simplification initiative, which aims to reduce unnecessary complexity in U.S. GAAP. The ASU’s amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. The Company is currently evaluating the impact ASU 2020-06 will have on its consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

NOTE 3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	June 30,	June 30,	June 30,
	2022	2023	2023
Third Parties	RMB	RMB	US Dollars
Accounts receivable	¥27,206,752	¥27,606,257	$3,807,077
Allowance for credit losses	(4,628,772)	(152,842)	(21,078)
Total third-parties, net	¥22,577,980	¥27,453,415	$3,785,999

	June 30,	June 30,	June 30,
	2022	2023	2023
Third Parties- long-term	RMB	RMB	US Dollars
Accounts receivable	¥4,983,698	¥842,607	$116,201
Allowance for credit losses	(4,983,698)	(842,607)	(116,201)
Total third-parties, net	¥—	¥—	$—

Provision for credit losses of accounts receivable due from third parties was ¥3,730,606 and ¥153,329 for the years ended June 30, 2021 and 2022, respectively. Net recovery of provision for credit losses of accounts receivable due from third parties was ¥8,767,356 ($1,209,073) for the year ended June 30, 2023.

The decrease in allowance for credit losses of accounts receivable due from third parties was mainly resulted by the management’s efforts in collection receivables from our customers, and as the date of this report, approximately 54.7%, or ¥15.0 million ($2.1 million) of net outstanding balance as of June 30, 2023 has been collected as of the date of the report.

Movement of allowance for doubtful accounts is as follows:

	June 30,	June 30,	June 30,
	2022	2023	2023
	RMB	RMB	US Dollars
Beginning balance	¥9,315,427	¥9,612,470	$1,325,619
Charge to (reversal of) allowance	153,329	(8,767,356)	(1,209,073)
Foreign currency translation adjustments	143,714	150,335	20,733
Ending balance	¥9,612,470	¥995,449	$137,279

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4. NOTES RECEIVABLE

Notes receivable represented the non-interest-bearing commercial bills the Company received from the customers for the purpose of collection of sales amounts, which ranged from three to six months from the date of issuance. As of June 30, 2022 and 2023, notes receivable was ¥10,828,308 and ¥3,742,390 ($516,099), respectively. As of June 30, 2022 and 2023, no notes were guaranteed or collateralized. As of the date of this report, 85.0%, or ¥3.2 million ($0.4 million) have been subsequently collected, and the remaining balance is expected to be collected by December 2023.

NOTE 5. OTHER RECEIVABLES, NET

Other receivables, net consisted of the following:

	June 30,	June 30,	June 30,
	2022	2023	2023
Third Party	RMB	RMB	US Dollars
Business advances to officers and staffs (A)	¥1,441,807	¥854,162	$117,795
Deposits for projects	3,259,236	1,247,992	172,106
VAT recoverable	437,095	690,053	95,163
Others	2,547,520	1,392,126	191,983
Allowance for credit losses	(619,444)	(1,994,960)	(275,118)
Subtotal	7,066,214	2,189,373	301,929
Less: Long term portion (B)	(1,564,381)	(3,640)	(502)
Other receivable - current portion	¥5,501,833	¥2,185,733	$301,427
(A)	Business advances to officers and staffs represent advances for business travel and sundry expenses related to oilfield or on-site installation and inspection of products through customer approval and acceptance.
(B)	Long-term portion are mainly tender deposits for large-scale projects or rental contracts. These funds may not be collected back until projects are finished or contracts are completed.

Net recovery of provision for credit losses of other receivables was ¥187,161 and ¥294,644 for the years ended June 30, 2021 and 2022, respectively. Provision for credit losses of other receivables was ¥1,375,516 ($189,692) for the year ended June 30, 2023.

Movement of allowance for credit losses is as follows:

	June 30,	June 30,	June 30,
	2022	2023	2023
	RMB	RMB	US Dollars
Beginning balance	¥918,153	¥619,444	$85,426
Charge to (reversal of) allowance	(294,644)	1,375,516	189,692
Less: written off	(4,065)	—	—
Ending balance	¥619,444	¥1,994,960	$275,118

NOTE 6. LOANS TO THIRD PARTIES

Loans to third parties consisted of the following:

	June 30,	June 30,	June 30,
	2022	2023	2023
	RMB	RMB	US Dollars
Working fund to third party companies	¥50,383,822	¥123,055,874	$16,970,181
Loans to third parties	¥50,383,822	¥123,055,874	$16,970,181

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Loans to third parties are mainly used for short-term funding to support the Company’s external business partners and at the same time the Company can earn interest income from these loans. Most of these loans bear interest or no interest and have terms of no more than one year, except one of the loans to third party has term of one and half year. The Company periodically reviewed the loans to third parties as to whether their carrying values remain realizable. The Company believes that the risk associated with the above loans are relatively low based on the evaluation of the creditworthiness of these third-party debtors and the relationships with them. As the date of the report, approximately 8.3%, or ¥10.2 million ($1.4 million) was collected by the Company and the remaining part was expected to be paid in full by end of June 2024.

NOTE 7. CONTRACT COSTS, NET

Contract costs, net consisted of the following:

	June 30,	June 30,	June 30,
	2022	2023	2023
Third Party	RMB	RMB	US Dollars
Contract costs	¥37,922,302	¥52,158,840	$7,193,033
Allowance for credit losses	(4,063,482)	(2,586,155)	(356,647)
Total contract costs, net	¥33,858,820	¥49,572,685	$6,836,386

As of June 30, 2023, total contracts costs, net amounted to ¥49,572,685 ($6,836,386), of which 23.2%, or ¥11.5 million ($1.6 million) have been subsequently realized as of the date of the report, and the remaining balance is expected to be utilized by June 2024.

Provision for credit losses of contract was ¥4,647,802 for the year ended June 30, 2021. Net recovery of provision for credit losses of contract cost was ¥552,008 and ¥1,720,095 ($237,212) for the years ended June 30, 2022 and 2023, respectively. As the progress of these contracts was delayed by the COVID-19 pandemic previously, the Company records allowance for credit losses of contract cost according to its general accounting policy. Since the pandemic is relatively under control now, most of our projects has resumed their progress and the contract costs were realized, hence, resulted in a decrease in allowance for credit losses of contract cost. The Company will continue making great efforts to prevent any unrealizable of contract costs from third parties.

Movement of allowance for credit losses of contract costs is as follows:

	June 30,	June 30,	June 30,
	2022	2023	2023
	RMB	RMB	US Dollars
Beginning balance	¥4,548,910	¥4,063,482	$560,380
Reversal of allowance	(552,008)	(1,720,095)	(237,212)
Charge to cost of sales	66,580	242,768	33,479
Ending balance	¥4,063,482	¥2,586,155	$356,647

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	June 30,	June 30,	June 30,
	2022	2023	2023
	RMB	RMB	US Dollars
Motor vehicles	¥5,312,274	¥5,176,175	$713,827
Office equipment and fixtures	1,442,395	1,440,819	198,698
Production equipment	31,102,055	31,115,843	4,291,071
Leasehold improvement	—	2,260,000	311,668
Total cost	37,856,724	39,992,837	5,515,264
Less: accumulated depreciation	(11,614,250)	(14,297,511)	(1,971,717)
Less: accumulated impairment	(768,312)	(942,462)	(129,971)
Property and equipment, net	¥25,474,162	¥24,752,864	$3,413,576
Construction in progress	¥239,739	¥—	$—

Construction in progress pertains to infrastructure built for the Company’s oily sludge treatment projects.

Depreciation expenses were ¥2,773,122, ¥2,611,854 and ¥2,983,586 ($411,456) for the years ended June 30, 2021, 2022 and 2023, respectively.

Impairment loss for the property and equipment was ¥768,312, ¥nil and ¥174,150 ($24,017) for the years ended June 30, 2021, 2022 and 2023, respectively. As the Company’s certain properties and equipment were not able to generate enough future cashflow. Thus the Company decided to record full impairment of those properties and equipment.

Loss from property and equipment disposal was ¥19,590 and ¥48,628 for the years ended June 30, 2021 and 2022, respectively. Income from property and equipment disposal was ¥12,782 ($1,763) for the year ended June 30, 2023.

NOTE 9 . BUSINESS ACQUISITION AND INVESTMENT IN UNCONSOLIDATED ENTITY

(U)	Step Acquisition of Future Gas Station (Beijing) Technology, Ltd (“FGS”)

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

On February 8, 2021, and pursuant to FGS’ shareholder meeting resolution dated January 13, 2021 (“Acquisition Date”), two of the Company’s subsidiaries entered into the fourth supplemental agreement to the investment agreement with FGS and FGS’ founding shareholders to acquire 8% equity ownership of FGS, as an exchange for waiver of the requirement on FGS’ performance goal about the number of gas stations and cancellation of the related lock-up terms on the 487,057 Restricted Shares of the Company (reflecting the effect of one-for-five reverse share split) issued per the agreement signed on August 21, 2018. FGS failed to complete one of the three goals set up in the investment agreement. As a consequence, the Company shall cancel one third of the 487,057 Restricted Shares, which shall be 162,352 Restricted Shares. According to this new arrangement, the Company waived the goals and cancellation of the shares as a deemed consideration of the 8% equity. Based on the share price $1.61 on January 13, 2021, the fair value of the waived performance goal equals to ¥1,689,807 ($261,667). As a result, the Company owns 51% interest of FGS and this transaction was considered as a step acquisition under ASC 805 “Business Combinations”. A step acquisition gain of ¥979,254 arising from revaluation of previously held equity interest was recognized during the year ended June 30, 2021.

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

The fair values of the identifiable assets and liabilities as at the date of the acquisitions are summarized in the following table:

	RMB	US Dollars
Cash	¥471,843	$65,070
Accounts receivable, net	831,049	114,607
Other receivables, net	144,285	19,898
Contract costs, net	75,250	10,377
Prepaid expenses	91,132	12,568
Property and equipment, net	118,130	16,291
Intercompany receivables*	6,850,000	944,658
Intangible assets- customer relationship	7,000,000	965,344
Goodwill	6,996,895	964,916
Accounts payable	(1,032,078)	(142,330)
Other payables	(1,273,182)	(175,580)
Other payable- related parties	(479,959)	(66,189)
Deferred revenue	(39,786)	(5,487)
Accrued payroll and employees’ welfare	(1,629,519)	(224,721)
Taxes payable	(64,253)	(8,861)
Deferred tax liability	(1,050,000)	(144,801)
Total	¥17,009,807	$2,345,760

Cash considerations	—	—
Deemed equity consideration to acquire 8% equity interest in FGS	1,689,807	233,035
Fair value of previously held equity interest	30,530,000	4,210,280
Non-controlling interest	34,790,000	4,797,760
Capital contribution receivable due from non-controlling Interest	(50,000,000)	(6,895,315)
Total	¥17,009,807	$2,345,760

*Intercompany receivables from Nanjing Recon and BHD are eliminated upon consolidation.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The noncontrolling interest has been recognized at fair value net with subscription receivable on the acquisition date.

Goodwill and intangible assets

The excess of purchase price over the fair value of assets acquired and liabilities assumed of the business acquired was recorded as goodwill. The goodwill is not expected to be deductible for tax purposes. In conjunction with the preparation of our consolidated financial statement for years ended June 30, 2021, 2022 and 2023, the management performed evaluation on the impairment of goodwill and recorded an impairment loss on goodwill of ¥nil, ¥2,266,893 and ¥4,730,002 ($652,297) for the years ended June 30, 2021, 2022 and 2023, respectively.

The identifiable goodwill acquired and the carrying value consisted of the following:

	June 30,	June 30,	June 30,
	2022	2023	2023
	RMB	RMB	US Dollars
Goodwill	¥6,996,895	¥6,996,895	$964,916
Less: impairment for goodwill	(2,266,893)	(6,996,895)	(964,916)
Goodwill, net	¥4,730,002	¥—	$—

The fair value of identified intangible assets, which is customer relationship, and its estimated useful lives as of June 30, 2023 is as follows:

			Average
			Useful Life
	Fair Value		(in Years)
	RMB	US Dollars
Intangible assets - customer relationship	¥7,000,000	$965,344	10
Less: accumulated amortization	(1,750,000)	(241,336)
Less: impairment	(5,250,000)	(724,008)
Intangible assets - customer relationship, net	¥—	$—

The amortization expense of customer relationship was ¥350,000, ¥700,000 and ¥700,000 ($96,534) for the years ended June 30, 2021, 2022 and 2023, respectively.

Impairment loss for intangible assets - customer relationship was ¥nil, ¥nil and ¥5,250,000 ($724,008) for the years ended June 30, 2021, 2022 and 2023, respectively. As intangible assets - customer relationship was not able to generate enough future cashflow. Thus the Company decided to record full impairment of the intangible assets - customer relationship during the year ended June 30, 2023.

(b)	Investment in Starry Blockchain Energy Pte. Ltd. (“Starry”)

On June 3, 2021, Company entered into a share exchange agreement (the “Agreement”) with Starry, an innovative blockchain and sustainable energy technological company, and the controlling shareholders of Starry (the “Starry Controlling Shareholders”) to acquire 30% of the equity interest in Starry. Pursuant to the terms of the Agreement, the signing parties agreed that the value of 30% of the equity interest in Starry is $3,000,000. As consideration to acquire Starry’s 30% equity interest, the Company issued 316,345 unregistered, restricted Class A Ordinary Shares, based on $9.48 per share, the average closing price in the 30 trading days prior to signing this Agreement, to the Starry Controlling Shareholders. Fair value of the shares issued on the investment date, which was June 3, 2021, was ¥27,675,450, or $4,327,600, based on the closing price of $13.80 per share. On November 10, 2021, this investment agreement was terminated based on a mutual decision and the 316,345 unregistered, restricted Class A Ordinary Shares was subsequently cancelled on December 10, 2021. The Company recorded an investment loss of ¥15,411 and an investment income of ¥15,411 during the years ended June 30, 2021 and 2022, respectively. On November 10, 2021, the Company signed a service agreement with Starry, and as the service consideration, the Company issued 500,000 restricted Class A Ordinary Shares to Starry (See Note 18).

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10. LEASES

The Company leases office spaces and land use rights under non-cancelable operating leases, with terms ranging from one to fifty years. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term. Leases with initial term of 12 months or less are not recorded on the balance sheet.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The table below presents the operating lease related assets and liabilities recorded on the balance sheets:

	June 30,	June 30,	June 30,
	2022	2023	2023
	RMB	RMB	US Dollars
Rights of use lease assets, net	¥6,666,759	¥2,654,900	$366,127

Operating lease liabilities – current	3,892,774	3,066,146	422,841
Operating lease liabilities – non-current	2,184,635	25,144	3,468
Total operating lease liabilities	¥6,077,409	¥3,091,290	$426,309

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of June 30, 2023:

	June 30,	June 30,
	2022	2023
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	16.18	23.90
Weighted average discount rate	5.0%	5.0%

Operating lease costs and short-term lease costs for the year ended June 30, 2021 were ¥2,034,105 and ¥1,291,685, respectively. Operating lease costs and short-term lease costs for the year ended June 30, 2022 were ¥3,443,813 and ¥967,247, respectively. Operating lease costs and short-term lease costs for the year ended June 30, 2023 were ¥3,354,147 ($462,558) and ¥2,683,860 ($370,121), respectively.

Impairment loss for the ROU was ¥nil, ¥nil and ¥834,974 ($115,148) for the years ended June 30, 2021, 2022 and 2023, respectively. As ROU of FGS was not able to generate enough future cashflow. Thus the Company decided to record full impairment of the ROU during the year ended June 30, 2023.

The following is a schedule, by years, of maturities of lease liabilities as of June 30, 2023:

Twelve months ending June 30,	RMB	US Dollars
2024	¥3,110,862	$429,008
2025	26,400	3,641
Total lease payments	3,137,262	432,649
Less: imputed interest	(45,972)	(6,340)
Present value of lease liabilities	3,091,290	426,309
Less: operating lease liabilities – current	3,066,146	422,841
Operating lease liabilities – non-current	¥25,144	$3,468

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11. OTHER PAYABLES

Other payables consisted of the following:

	June 30,	June 30,	June 30,
	2022	2023	2023
Third Parties	RMB	RMB	US Dollars
Professional service fees	¥2,061,016	¥2,246,101	$309,752
Distributors and employees	1,009,307	3,073,289	423,826
Accrued expenses	206,045	200,218	27,611
Others	257,550	299,402	41,289
Total	¥3,533,918	¥5,819,010	$802,478

	June 30,	June 30,	June 30,
	2022	2023	2023
Related Parties	RMB	RMB	US Dollars
Expenses paid by the major shareholders	¥1,396,419	¥1,796,309	$247,723
Due to family members of the owners of BHD and FGS	590,159	545,159	75,181
Due to management staff for costs incurred on behalf of the Company	253,557	250,927	34,604
Total	¥2,240,135	¥2,592,395	$357,508

NOTE 12. TAXES PAYABLE

Taxes payable consisted of the following:

	June 30,	June 30,	June 30,
	2022	2023	2023
	RMB	RMB	US Dollars
VAT payable	¥1,741,972	¥699,601	$96,479
Income tax payable	440,030	440,030	60,683
Other taxes payable	28,956	23,375	3,224
Total taxes payable	¥2,210,958	¥1,163,006	$160,386

NOTE 13. BANK LOANS

Short-term bank loans consisted of the following:

	June 30,	June 30,	June 30,
	2022	2023	2023
	RMB	RMB	US Dollars
Beijing Rural Commercial Bank (1)	¥10,000,000	¥—	$—
Bank of Kunlun (2)	—	950,000	131,010
Industry and Commercial Bank of China (“ICBC”) (3)	—	10,000,000	1,379,064
China Construction Bank (4)	—	1,501,481	207,064
Total short-term bank loans	¥10,000,000	¥12,451,481	$1,717,138
(1)	On April 13, 2022, the Company entered into a loan agreement with Beijing Rural Commercial Bank to borrow ¥5,600,000 as working capital for one year, which will be due on April 12, 2023. On April 13, 2022, the Company entered into a loan agreement with Beijing Rural Commercial Bank to borrow ¥4,400,000 as working capital for one year, which will be due on May 12, 2023. All these loan bears a fixed interest rate of 4.6% per annum. These loans are guaranteed by one of the founders of the Company and he also pledged self-owned housing property with carrying value of approximately ¥17.6 million (approximately $2.4 million) as collateral for these loans. The loan was full repaid upon maturity.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(2)	On August 31, 2022, the Company entered into a loan agreement with Bank of Kunlun to borrow up to ¥2,900,000 ($399,928) as working capital for eighteen months, with a maturity date of February 29, 2024. The loan has a fixed interest rate of 6.0% per annum. The Company made a withdrawal in an amount of ¥1,000,000 ($137,906) on August 31, 2022. During the year ended June 30, 2023, the Company repaid ¥50,000 ($6,896). The loan is guaranteed by the non-controlling shareholder of Gan Su BHD. The Company also pledged the accounts receivable from the contracts the Company entered into with CNPC as collateral for this loan, and the total value of the contracts are approximately ¥6.5 million (approximately $0.9 million).
(3)	On June 6, 2023, the Company entered into a revolving loan facility with ICBC to borrow up to ¥ 10,000,000 ($1,379,063) as working capital for one year, with a maturity date of June 7, 2024. The loan has a fixed interest rate of 2.5% per annum. The Company made the first withdrawal in an amount of ¥5,000,000 ($689,532) on June 9, 2023, with a maturity date of June 7, 2024. Company made the second withdrawal in an amount of ¥5,000,000 ($689,532) on June 13, 2023, with a maturity date of June 7, 2024. These loans are pledged by the self-owned housing property of one of the founders of the Company with carrying value of approximately ¥17.6 million (approximately $2.4 million) as collateral for these loans.
(4)	On June 6, 2023, the Company entered into a loan agreement with China Construction Bank to borrow up to ¥1,500,000 ($207,064) as working capital for one year, with a maturity date of June 6, 2024. The loan has a fixed interest rate of 3.95% per annum.

Interest expense for the short-term bank loan was ¥602,124, ¥486,757 and ¥416,481 ($57,435) for the years ended June 30, 2021, 2022 and 2023, respectively.

NOTE 14. SHORT-TERM BORROWINGS DUE TO RELATED PARTIES

Short-term borrowings due to related parties consisted of the following:

	June 30,	June 30,	June 30,
	2022	2023	2023
Short-term borrowings due to related parties:	RMB	RMB	US Dollars
Short-term borrowing from a founder, 4.35% annual interest, due on November 17, 2022*	¥4,006,767	¥—	$—
Short-term borrowing from a founder, 4.35% annual interest, due on December 26, 2022*	5,002,389	—	—
Short-term borrowing from a Founder, 3.65% annual interest, due on December 26, 2023	—	10,004,055	1,379,622
Short-term borrowing from a Founder, 3.40% annual interest, due on June 4, 2024	—	4,993,950	688,697
Short-term borrowing from a Founder, 3.40% annual interest, due on June 16, 2024	—	5,020,217	692,320
Total short-term borrowings due to related parties	¥9,009,156	¥20,018,222	$2,760,639

*    The Company repaid the loans in full on maturity date.

No short-term borrowings due to related parties were guaranteed or collateralized as of June 30, 2022 and 2023.

Interest expense for short-term borrowings due to related parties were ¥ 433,281, ¥ 397,468 and ¥ 326,893 ($45,081) for the years ended June 30, 2021, 2022 and 2023, respectively.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15. LONG-TERM BORROWINGS DUE TO RELATED PARTY

Long-term borrowings due to related party consisted of the following:

	June 30,	June 30,	June 30,
	2022	2023	2023
Long-term borrowings due to related party:	RMB	RMB	US Dollars
Long-term borrowing from a founder, monthly payments of ¥126,135 inclusive of interest at 8.90%, ten years loan, due in November 2027.	¥6,510,606	¥—	$—
Less: current portion	(999,530)	—	—
Total long-term borrowings due to related party	¥5,511,076	¥—	$—

No long-term borrowings due to related parties were guaranteed or collateralized as of June 30, 2022 and 2023. The long-term loan was converted to a short-term loan due from related parties for lower interest rate during the year ended June 30, 2023 that is due on June 4, 2024.

Interest expense for long-term borrowings due to related party were ¥ 693,641, ¥617,611 and ¥472,593 ($65,174) for the years ended June 30, 2021, 2022 and 2023, respectively.

NOTE 16. CLASS A ORDINARY SHARES

Share offering

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

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On June 14, 2021, the Company and certain institutional investors (the “Purchasers”) entered into that certain securities purchase agreement (the “Purchase Agreement”), pursuant to which the Company agreed to sell to such Purchasers an aggregate of 6,014,102 Class A Ordinary Shares, par value $0.0925 per share and 2,800,000 pre-funded warrants (the “Pre-Funded Warrants”) to purchase Class A Ordinary Shares in a registered direct offering, and warrants to purchase up to 8,814,102 Class A Ordinary Shares in a concurrent private placement, for gross proceeds of approximately $55.0 million before deducting the placement agent’s fees and other offering expenses in an aggregate amount of ¥30,408,264, or $4.7 million.

On March 15, 2023, the Company and certain institutional investors (the “Purchasers”) entered into that certain securities purchase agreement (the “Purchase Agreement”), pursuant to which the Company agreed to sell to such Purchasers an aggregate of 8,827,500 Class A ordinary shares, par value $0.0925 per share and 1,175,000 pre-funded warrants (the “Pre-Funded Warrants”) to purchase Class A Ordinary Shares in a registered direct offering, and warrants to purchase up to 10,002,500 Class A Ordinary Shares in a concurrent private placement, for gross proceeds of approximately $8.0 million before deducting the placement agent’s fees and other estimated offering expenses.

The following table summarizes the Company’s Pre-Funded Warrants activities and status of Pre-Funded Warrants as of June 30, 2023:

		Weighted	Average
		Average	Remaining
	Pre-Funded	Exercise Price	Period
Pre-Funded Warrants	Warrants	Per Share	(Years)
Outstanding as of June 30, 2021	1,470,000	$0.01	5.46
Issued	—	—	—
Forfeited	—	—	—
Exercised	(1,470,000)	$0.01	—
Expired	—	—	—
Outstanding as of June 30, 2022	—	$—	—
Issued	1,175,000	0.01	5.50
Forfeited	—	—	—
Exercised	—	—	—
Expired	—	—	—
Outstanding as of June 30, 2023	1,175,000	$0.01	5.22

Appropriated Retained Earnings

According to the Memorandum and Articles of Association, the Company is required to transfer a certain portion of its net profit, as determined under PRC accounting regulations, from current net income to the statutory reserve fund. In accordance with the PRC Company Law, companies are required to transfer 10% of their profit after tax, as determined in accordance with PRC accounting standards and regulations, to the statutory reserves until such reserves reach 50% of the registered capital or paid-in capital of the companies. As of June 30, 2022 and 2023, the balance of total statutory reserves was ¥4,148,929 and ¥4,148,929 ($572,163), respectively.

NOTE 17. ORDINARY SHARES PURCHASE WARRANTS ISSUED TO INVESTORS

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

In June 2021, the Company issued to some institutional investors warrants to purchase an aggregate of up to 8,814,102 Class A Ordinary Shares. (the “Warrant 2021”) The warrants are subject to deemed-liquidation redemption features and are therefore classified as a liability in accordance with FASB ASC 480. Warrant liability is classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities. The warrant liability is re-valued at each reporting period with the change in fair value recorded through earnings. The Company established the initial fair value of the warrants at $34,860,000. During the year ended June 30, 2023, the exercise price of warrants to purchase an aggregate of up to 7,950,769 Class A Ordinary Shares was adjusted to $0.80, and the exercise price of the remaining warrants to purchase an aggregate of up to 863,333 Class A Ordinary Shares remained at $6.24. As of June 30, 2022 and 2023, the fair value of the warrant liability of the Warrant 2021 was $2,490,000 and $1,930,000 (¥13,995,009). During the years ended June 30, 2022 and 2023, there was change in fair value of warrant liability in an aggregate amount of $27,030,000 and $560,000, respectively.

The key inputs into the Black-Scholes model were as follows at their measurement dates:

	June 30,		June 30,
Input	2023		2022
Number of warrants	863,333	$7,950,769	$8,814,102
Share price	0.34	$0.34	$0.66
Risk-free interest rate	4.41%	4.41%	3.00%
Volatility	127%	127%	109%
Exercise price	6.24	0.80	6.24
Warrant life	3.47 years	3.47 years	4.46 years

On March 15, 2023, the Company issued to some institutional investors warrants to purchase an aggregate of up to 10,002,500 Class A Ordinary Shares. (the “Warrant 2023”) The warrants are subject to deemed-liquidation redemption features and are therefore classified as a liability in accordance with FASB ASC 480. Warrant liability is classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities. The warrant liability is re-valued at each reporting period with the change in fair value recorded through earnings. The Company established the initial fair value of the warrants at $2,750,000. As of June 30, 2023, the fair value of the warrant liability of the Warrant 2023 was $2,430,000 (¥17,620,659). During the years ended June 30, 2023, there was change in fair value of warrant liability in an aggregate amount of $320,000, respectively.

The key inputs into the Black-Scholes model were as follows at their measurement dates:

		March 15, 2023
	June 30,	(Initial
Input	2023	measurement)
Number of warrants	10,002,500	$10,002,500
Share price	0.34	$0.37
Risk-free interest rate	3.59%	3.58%
Volatility	110%	110%
Exercise price	0.8	0.8
Warrant life	5.22 years	5.50 years

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table presents information about the Company’s warrants that were measured at fair value on a recurring basis as of June 30, 2022 and 2023, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.

		Quoted Prices In	Significant Other	Significant Other
	June 30,	Active Markets	Observable Inputs	Unobservable Inputs
Description	2022	(Level 1)	(Level 2)	(Level 3)
Liabilities:
Warrant liability	$2,490,000	$—	$—	$2,490,000

		Quoted Prices In	Significant Other	Significant Other
	June 30,	Active Markets	Observable Inputs	Unobservable Inputs
Description	2023	(Level 1)	(Level 2)	(Level 3)
Liabilities:
Warrant liability	$4,360,000	$—	$—	$4,360,000

The following table summarizes the Company’s Warrants activities and status of Warrants as of June 30, 2023:

		Weighted	Average
		Average	Remaining
		Exercise Price	Period
Warrants	Warrants	Per Share	(Years)
Outstanding as of June 30, 2021	8,814,102	$6.24	5.46
Issued	—	—
Forfeited	—	—
Exercised	—	—
Expired	—	—
Outstanding as of June 30, 2022	8,814,102	$6.24	4.46
Issued	10,002,500	0.80	5.50
Forfeited	—	—
Exercised	—	—
Expired	—	—
Outstanding as of June 30 2023	18,816,602	$1.05	4.40

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18. SHARE-BASED COMPENSATION

Share-Based Awards Plan

The following is a summary of the share options activity:

		Weighted
		Average
		Exercise Price
Share Options	Shares	Per Share
Outstanding as of June 30, 2021	109,520	$10.02
Granted	—	—
Forfeited	(29,520)	14.80
Exercised	—	—
Expired	—	—
Outstanding as of June 30, 2022	80,000	$8.25
Granted	—	—
Forfeited	—	—
Exercised	—	—
Expired	—	—
Outstanding as of June 30, 2023	80,000	$8.25

The following is a summary of the status of options outstanding and exercisable as of June 30, 2023:

Outstanding Options			Exercisable Options
		Average			Average
		Remaining			Remaining
Average Exercise		Contractual	Average Exercise		Contractual
Price	Number	life (Years)	Price	Number	life (Years)
$8.25	80,000	1.59	$8.25	80,000	1.59
80,000

The Share-based compensation expense recorded for stock options granted were all ¥Nil for the years ended June 30, 2021, 2022 and 2023, respectively. No unrecognized share-based compensation for stock options as of June 30, 2023.

Restricted Shares to Senior Management

As of June 30, 2023, the Company has granted restricted Class A Ordinary Shares to senior management and employees as follows:

On August 21, 2018, the Company granted 391,200 restricted shares to its employees as compensation cost for awards. The fair value of the restricted shares was $2,523,240 based on the closing share price $6.45 at August 21, 2018. These restricted shares will vest over three years with one-third of the shares vesting every year from the grant date. All granted shares under this plan are fully vested on September 3, 2021.

On February 28, 2022, the Company granted 1,642,331 Class A shares to its employees as compensation cost for awards. The fair value of the restricted shares was $1,708,024 based on the closing share price $1.04 at February 28, 2022. These restricted shares will vest over three years with one-third of the shares vesting every year from the grant date. As of June 30, 2023, 547,444 shares were vested and the remaining 1,094,887 shares will not be vested until February 28, 2025.

On March 15, 2023, the Company issued 1,000,000 restricted Class A Ordinary Shares with a value of $372,600 based on the closing share price of $0.3726 on March 15, 2023 to its employee as compensation for service to the Company on new business exploration. The service period was six months from the date of grant. All of the restricted shares were issued on March 15, 2023 and the granted shares under this plan will not be vested until September15, 2023.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

188,662, 128,672 and 1,000,000 restricted Class A restricted shares were issued and outstanding for the years ended June 30, 2021, 2022 and 2023, respectively, for all the plans mentioned above.

As of June 30, 2023, the Company has granted restricted Class B Ordinary Shares to senior management as follows:

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

On March 9, 2023, the Company granted 3,000,000 restricted shares to its management as compensation cost for awards. The fair value of the restricted shares was $3,025,000 based on the fair value of share price $1.01 at March 9, 2023. These restricted shares vested immediately on the grant date. All granted shares under this plan are issued and outstanding on March 9, 2023.

Nil, 4,100,000 and 3,000,000 restricted Class B restricted shares were issued and outstanding during the years ended June 30, 2021, 2022 and 2023, respectively, for all the plans mentioned above.

The share-based compensation expense recorded for restricted shares issued for management was ¥6,140,037, 39,263,485 and ¥26,191,707 ($3,612,002) for the years ended June 30, 2021, 2022 and 2023, respectively. The total unrecognized share-based compensation expense of restricted shares issued for management and employees as of June 30, 2023 was approximately ¥8.0 million ($1.1 million), which is expected to be recognized over a weighted average period of approximately 1.46 years.

Restricted Shares for services

As of June 30, 2023, the Company has granted restricted Class A Ordinary Shares to consultant as follows:

On November 10, 2021, the Company signed a service agreement with Starry. As the service consideration, the Company should issue 500,000 restricted Class A Ordinary Shares which vested in equal monthly amounts through the end of December 31, 2021. Half of the restricted Class A Ordinary Shares was valued based on the closing share price of $1.60 on December 10, 2021 and the other half was valued based on the closing share price of $1.31 on December 31, 2021. 250,000 restricted Class A Ordinary Shares were issued on December 10, 2021 and the remaining 250,000 restricted Class A Ordinary Shares were issued in January 2022.

On January 5, 2022, the Company signed a consulting agreement with Lintec Information Ltd (the “Consultant”). As the service consideration, the Company issued 1,050,000 restricted Class A Ordinary Shares with a value of $1,354,500 based on the closing share price of $1.29 on January 5, 2022 to the Consultant as payment for being the Company’s investment and financial advisor for a period of one year. The vesting period of these shares was one year from the date of contract. All of the restricted shares were issued under this plan on January 5, 2022 and all of the granted shares under this plan was vested as of June 30, 2023.

On March 15, 2023, the Company signed a consulting agreement with some business consultants (the “Consultants”). As the service consideration, the Company issued 1,000,000 restricted Class A Ordinary Shares with a value of $372,600 based on the closing share price of $0.3726 on March 15, 2023 to the Consultants as compensation for acting as advisors to the Company on new business exploration. The vesting period of these shares was six months from the date of contract. All of the restricted shares were issued under this plan on March 15, 2023 and the granted shares under this plan will not be vested until September15, 2023.

Nil, 1,550,000 and 1,000,000 restricted Class A restricted shares were issued and outstanding during the years ended June 30, 2021, 2022 and 2023, respectively, for all the plans mentioned above.

The share-based compensation expense recorded for restricted shares issued for service was ¥nil, ¥8,935,920 and ¥5,805,840 ($800,662) for the years ended June 30, 2021, 2022 and 2023, respectively. The total unrecognized share-based compensation expense

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

of restricted shares issued for service as of June 30, 2023 was ¥1,124,546 ($155,082), which is expected to be recognized over a weighted average period of approximately 0.21 years.

Following is a summary of the restricted shares granted:

Restricted share grants	Shares
Non-vested as of June 30, 2021	130,400
Granted	7,292,331
Vested	(5,255,400)
Non-vested as of June 30, 2022	2,167,331
Granted	5,000,000
Vested	(4,072,444)
Non-vested as of June 30, 2023	3,094,887

The following is a summary of the status of restricted share at June 30, 2023:

Outstanding Restricted Shares
		Average
		Remaining
Fair Value per		Amortization
Share	Number	Period (Years)
$1.04	1,094,887	1.67
0.37	2,000,000	0.21
	3,094,887

NOTE 19. INCOME TAX

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

Nanjing Recon was approved as a government-certified high-technology company and is subject to a reduced income tax rate of 15% through November 30, 2019. Nanjing Recon reapplied for a high-technology company certificate, and the new certificate was approved as November 22, 2019 and expired on November 22, 2022. Nanjing Recon reapplied for a high-technology company certificate, and the new certificate was approved as October 12, 2022 and will expire on October 12, 2025.

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

Income (loss) before provision for income taxes consisted of:

	For the years ended June 30,
	2021	2022	2023	2023
	RMB	RMB	RMB	US Dollars
Outside China areas	¥4,011,449	¥113,741,972	¥(34,038,460)	$(4,694,118)
China	(30,402,528)	(20,066,451)	(27,419,593)	(3,781,335)
Total	¥(26,391,079)	¥93,675,521	¥(61,458,053)	$(8,475,453)

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Deferred tax assets, net is composed of the following:

	June 30,	June 30,	June 30,
	2022	2023	2023
	RMB	RMB	US Dollars
Deferred tax assets:
Allowance for credit losses	¥1,781,573	¥1,019,592	$140,608
Impairment for inventory	59,913	90,322	12,456
Net operating loss carryforwards	16,511,047	23,290,731	3,211,938
Subtotal	18,352,533	24,400,645	3,365,002
Less: Valuation allowance	(17,193,874)	(24,107,246)	(3,324,540)
Total deferred tax assets, net	1,158,659	293,399	40,462
Deferred tax liabilities:
Accelerated amortization of intangible assets	(119,271)	(146,511)	(20,205)
Gain on the previously held equity method investment	(146,888)	(146,888)	(20,257)
Recognition of customer relationship arising from business combinations	(892,500)	—	—
Total deferred tax liabilities	(1,158,659)	(293,399)	(40,462)
Deferred tax assets, net	¥—	¥—	$—

The Company’s subsidiaries, VIEs and VIEs’ subsidiaries incurred a cumulative net operating loss (“NOL”) which may reduce future corporate taxable income. As of June 30, 2022, the cumulative NOL was approximately ¥94.6 million. During the year ended June 30, 2023, the Company’s subsidiaries, VIEs and VIEs’ subsidiaries incurred an additional NOL carryforwards of approximately ¥39.0 million ($5.4 million), resulting in a cumulative NOL carryforwards of approximately ¥133.6 million ($18.4 million) as of June 30, 2023.

The NOL will expire over the next five years as follows:

Twelve months ending June 30,	RMB	US Dollars
2024	¥13,146,922	$1,813,043
2025	10,484,902	1,445,934
2026	19,617,124	2,705,325
2027	32,533,742	4,486,608
2028	57,811,664	7,972,593
Total	¥133,594,354	$18,423,503

Following is a reconciliation of income tax expense (benefit) at the effective rate to income tax at the calculated statutory rates:

	For the years ended June 30,
	2021	2022	2023	2023
	RMB	RMB	RMB	US Dollars
Income tax (benefits) expenses calculated at PRC statutory rates	¥(6,597,770)	¥23,418,880	¥(15,364,513)	$(2,118,863)
Nondeductible expenses and others	338,058	263,655	539,247	74,366
Effect of tax rate differential	626,245	(24,061,020)	7,949,048	1,096,224
Benefit of revenue exempted from enterprise income tax	(57,250)	(1,799)	(18,814)	(2,595)
Change in valuation allowances	5,264,804	(233,590)	6,913,371	953,397
Tax refund	(98,338)	—	—	—
Income tax expenses (benefit)	¥(524,251)	¥(613,874)	¥18,339	$2,529

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company’s income tax expense (benefit) is comprised of the following:

	For the years ended June 30,
	2021	2022	2023	2023
	RMB	RMB	RMB	US Dollars
Current income tax provision (benefit)	¥(98,338)	¥10,214	¥18,339	$2,529
Deferred income tax benefit	(425,913)	(624,088)	—	—
Expense (benefit) for income tax	¥(524,251)	¥(613,874)	¥18,339	$2,529

NOTE 20. NON-CONTROLLING INTEREST

Non-controlling interest consisted of the following:

	As of June 30, 2022
		Nanjing	Gan Su	Qinghai
	BHD	Recon	BHD	BHD	FGS	Total	Total
	RMB	RMB	RMB	RMB	RMB	RMB	US Dollars
Paid-in capital	¥1,651,000	¥200,000	¥4,805,000	¥—	¥—	¥6,656,000	$993,771
Capital contribution receivable due from non-controlling Interest	—	—	—	—	(48,870,000)	(48,870,000)	(7,296,511)
Unappropriated retained earnings (deficit)	3,477,493	3,616,001	(4,972,129)	(1,520,225)	(893,405)	(292,265)	(43,635)
Accumulated other comprehensive loss	(18,850)	(11,853)	—	—	—	(30,703)	(4,584)
Valuation increase shared by minority shareholders	—	—	—	—	34,790,000	34,790,000	5,194,303
Total non-controlling interests	¥5,109,643	¥3,804,148	¥(167,129)	¥(1,520,225)	(14,973,405)	¥(7,746,968)	$(1,156,656)

	As of June 30, 2023
		Nanjing	Gan Su	Qinghai
	BHD	Recon	BHD	BHD	FGS	Total	Total
	RMB	RMB	RMB	RMB	RMB	RMB	US Dollars
Paid-in capital	¥1,651,000	¥200,000	¥4,805,000	¥—	¥—	¥6,656,000	$917,904
Capital contribution receivable due from non-controlling Interest	—	—	—	—	(48,870,000)	(48,870,000)	(6,739,481)
Unappropriated retained earnings (deficit)	3,477,494	3,616,001	(6,336,893)	(1,561,196)	(1,796,762)	(2,601,356)	(358,742)
Accumulated other comprehensive loss	(18,850)	(11,853)	—	—	—	(30,703)	(4,234)
Valuation increase shared by minority shareholders	—	—	—	—	34,790,000	34,790,000	4,797,760
Total non-controlling interests	¥5,109,644	¥3,804,148	¥(1,531,893)	¥(1,561,196)	(15,876,762)	¥(10,056,059)	$(1,386,793)

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21. CONCENTRATIONS

Credit risk

As of June 30, 2022 and 2023, approximately ¥20.3 million and ¥45.5 million ($6.3 million) of the Company’s cash was on deposit at financial institutions in the PRC, respectively. Per PRC regulations, the maximum insured bank deposit amount is RMB500,000 for each financial institution. The Company’s total unprotected cash held in banks amounted to approximately ¥17.8 million and ¥40.0 million ($5.5 million) as of June 30, 2022 and 2023, respectively. As of June 30, 2022 and 2023, approximately ¥297.2 million and ¥240.3 million ($33.1 million) of the Company’s cash was on deposit at financial institutions in the Hong Kong, respectively. Per Hong Kong regulations, the maximum insured bank deposit amount is HKD 500,000 for each financial institution. The Company’s total unprotected cash held in banks amounted to approximately ¥296.8 million and ¥238.8 million ($32.9 million) as of June 30, 2022 and 2023, respectively.

Customer concentration risk

For the year ended June 30, 2021, CNPC represented 39%, SINOPEC represented 22% of the Company’s revenue, respectively. At June 30, 2021, CNPC accounted for 29%, SINOPEC represented 13% and another two customers accounted for 19% and 14% of the Company’s accounts receivable, net, respectively.

For the year ended June 30, 2022, CNPC represented 50%, SINOPEC represented 28%, and another customer represented 10% of the Company’s total revenue, respectively. At June 30, 2022, CNPC accounted for 49%, SINOPEC represented 22% and another customer accounted for 14% of the Company’s accounts receivable, net, respectively.

For the year ended June 30, 2023, CNPC represented 43% and SINOPEC represented 32% of the Company’s total revenue, respectively. At June 30, 2023, CNPC accounted for 31%, SINOPEC represented 27% and another two customers accounted for 11% and 10% of the Company’s accounts receivable, net, respectively.

NOTE 22. COMMITMENTS AND CONTINGENCY

(a)   Contingency

Severance payments

The Labor Contract Law of the PRC requires employers to assure the liability of severance payments if employees are terminated and have been working for the employers for at least two years prior to January 1, 2008. The employers will be liable for one month of severance pay for each year of the service provided by the employees. As of June 30, 2023, the Company estimated its severance payments of approximately ¥7.0 million ($1.0 million) which has not been reflected in its consolidated financial statements, because management cannot predict what the actual payment, if any, will be in the future.

Legal contingencies

On December 1, 2021, Henan Puxinfangfu Construction Engineering Co., Ltd. (“the Plaintiff”) submitted a Civil Complaint to the People’s Court of Suzhou District, Jiuquan City, Gansu Province (the “Court”) against Gan Su BHD. The complaint requested that Gan Su BHD shall make the compensation to the Plaintiff for the outstanding trade payable plus the interest, and the litigation fee in this case shall be borne by Gan Su BHD. The Plaintiff also applied for property preservation before litigation to preserve the bank account of the Company. On December 1, 2021, the Court issued a judgement and approximately ¥0.7 million ($0.1 million) of Gan Su BHD’s bank balance was became restricted for one year. On April 7, 2022 and June 9, 2022, the Court issued first and second judgement which stated that the case to transfer to People’s Court of Yumen for jurisdiction. As of June 30, 2023, Gan Su BHD recorded ¥1.82 million (approximately $0.3 million) account payable due to the Plaintiff, and the compensation claimed by the Plaintiff was approximately ¥2.0 million (approximately $0.3 million). On January 9, 2023, the People’s Court of Yumen City, Gansu Province issued its civil judgement, pursuant to which the Company is required to pay the Plaintiff a settlement payment totaling approximately ¥1.80 million (approximately $0.3 million), including the money compensation and interests. As of the date of this report, the Company has paid ¥855,197 (approximately $117,937) to the Plaintiff.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On April 30, 2023, Jiuquan Third Construction and Installation Engineering Company (“the Plaintiff”) submitted a Civil Complaint to the People’s Court of Yumen, Jiuquan City, Gansu Province against Gan Su BHD. The complaint requested that Gan Su BHD shall make the compensation to the Plaintiff for the outstanding trade payable plus the interest, and the litigation fee in this case shall be borne by Gan Su BHD. On August 25, 2023, the Company entered into a Settlement Agreement with the Plaintiff, pursuant to which the Company needs to pay the Plaintiff a total sum of ¥2.8 million (approximately $0.38 million) as settlement payment, including the money compensation and interests. Among which, ¥1.0 million (approximately $0.14 million) is required to be paid by September 25, 2023, ¥1.0 million (approximately $0.14 million) is required to be paid by October 25, 2023, and the remaining balance is required to be paid by November 25, 2023. As of the date of this report, the Company has paid ¥1.0 million (approximately $0.14 million) to the Plaintiff.

(b)   Purchase commitment

The total future minimum purchase commitment under the non-cancellable purchase contracts as of June 30, 2023 are payable as follows:

Twelve months ending June 30,	RMB	US Dollars
2024	¥22,395,958	$3,088,544
2025	300,000	41,372
2026	150,000	20,686
Total minimum payments required	¥22,845,958	$3,150,602

(c) Office Leases Commitment - short term

The Company entered into several non-cancellable operating lease agreements for office spaces. Future payments under such leases were included in lease liabilities as disclosed in Note 10, other than those within under lease agreements within one year which are disclosed as follows as of June 30, 2023:

Twelve months ending June 30,	RMB	US Dollars
2024	¥336,527	$46,409
Total	¥336,527	$46,409

NOTE 23. RELATED PARTY TRANSACTIONS AND BALANCES

Sales to a related party – sales to a related party consisted of the following:

	For the years ended June 30,
	2021	2022	2023	2023
	RMB	RMB	RMB	US Dollars
Urumqi Yikeli Automatic Control Equipment Co., Ltd. *	¥85,657	¥—	¥—	$—
Total revenue from a related party	¥85,657	¥—	¥—	$—

* The noncontrolling shareholder of Gan Su BHD owns 10% interests in Urumqi Yikeli Automatic Control Equipment Co., Ltd.

Prepaid expenses - related parties – prepaid expenses - related parties consisted of the following:

	June 30,	June 30,	June 30,
	2022	2023	2023
	RMB	RMB	US Dollars
Founders	¥275,000	¥—	$—
Total prepaid expenses - related parties	¥275,000	¥—	$—

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Leases from related parties - The Company has various agreements for the lease of office space owned by the founders and their family members. The terms of the agreement state that the Company will continue to lease the property at a monthly rent of ¥94,167 ($12,986) with annual rental expense at ¥1.1 million ($0.16 million).

The details of leases from related parties are as below:

			Monthly Rent	Monthly Rent
Lessee	Lessor	Rent Period	RMB	US Dollars
Nanjing Recon	One of the founders	April 1, 2022 - March 31, 2024	¥40,000	$5,516
BHD	One of the founders	January 1, 2023- Dec 31, 2023	31,667	4,367
BHD	One of the founders	January 1, 2023 - Dec 31, 2023	22,500	3,103

As of June 30, 2022, the operating lease ROU assets and corresponding operating lease liabilities of leases from related parties was ¥765,241 and ¥765,241, respectively.

As of June 30, 2023, the operating lease ROU assets and corresponding operating lease liabilities of leases from related parties was ¥335,976 ($46,333) and ¥335,976 ($46,333), respectively.

Guarantee/collateral related parties - The Company’s founders provide guarantee and collateral for the Company’s short-term bank loans (see Note 13).

NOTE 24. VARIABLE INTEREST ENTITIES

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

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Summary information regarding consolidated VIEs and their subsidiaries is as follows:

	June 30, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	US Dollars
ASSETS
Current Assets
Cash	¥18,033,666	¥37,661,118	$5,092,821
Restricted cash	723,560	731,545	100,885
Notes receivable	10,828,308	3,742,390	516,099
Accounts receivable, net	22,577,980	27,453,415	3,785,999
Inventories, net	3,894,369	6,330,701	873,044
Other receivables, net	5,500,981	11,618,275	1,602,233
Loans to third parties	30,270,563	37,770,188	5,208,747
Purchase advances, net	178,208	1,592,761	219,652
Contract costs, net	33,858,820	49,572,685	6,836,386
Prepaid expenses	165,120	121,329	16,732
Prepaid expenses- related parties	275,000	—	—
Total current assets	126,306,575	176,594,407	24,252,598

Property and equipment, net	25,474,162	24,752,864	3,413,576
Construction in progress	239,739	—	—
Intangible assets, net	5,950,000	—	—
Long-term other receivables, net	1,564,381	3,640	502
Goodwill	4,730,002	—	—
Operating lease right-of-use assets	6,666,759	2,654,900	366,127
Total Assets	¥170,931,618	¥204,005,811	$28,032,803

LIABILITIES
Short-term bank loans	¥10,000,000	¥12,451,481	$1,717,138
Accounts payable	12,826,108	10,791,721	1,488,246
Other payables	1,469,761	3,904,135	538,405
Other payable- related parties	1,061,081	1,356,915	187,127
Contract liabilities	2,001,277	2,748,361	379,017
Accrued payroll and employees’ welfare	1,213,040	1,048,061	144,534
Intercompany payables*	194,373,010	263,935,922	36,398,428
Taxes payable	2,211,190	1,163,237	160,418
Short-term borrowings - related parties	9,009,156	20,018,222	2,760,639
Long-term borrowings - related party - current portion	999,530	—	—
Operating lease liabilities - current	3,892,774	3,066,146	422,841
Total current liabilities	239,056,927	320,484,201	44,196,793

Operating lease liabilities - non-current	2,184,635	25,144	3,468
Contract liabilities - non-current	106,000	—	—
Long-term borrowings - related party	5,511,076	—	—
Deferred tax liability	187,972	—	—
Total Liabilities	¥247,046,610	¥320,509,345	$44,200,261

*Intercompany payables are eliminated upon consolidation.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The financial performance of VIEs reported in the consolidated statement of operations and comprehensive loss for the year ended June 30, 2021 includes revenue of ¥47,817,378, operating expenses of ¥36,704,840, and net loss of ¥29,407,210. The financial performance of VIEs and their subsidiaries reported in the consolidated statement of operations and comprehensive income for the year ended June 30, 2022 includes revenue of ¥83,777,571 ($12,508,368), operating expenses of ¥35,725,237 ($5,333,938), and net loss of ¥18,180,305 ($2,714,401). The financial performance of VIEs and their subsidiaries reported in the consolidated statement of operations and comprehensive income (loss) for the year ended June 30, 2023 includes revenue of ¥67,114,378 ($9,255,496), operating expenses of ¥35,547,439 ($4,902,216), and net loss of ¥26,349,629 ($3,633,780).

NOTE 25. SEGMENT REPORTING

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

The following tables present summary information by segment for the years ended June 30, 2021, 2022 and 2023, respectively:

	For the years ended June 30,
	2021	2022	2023	2023
	RMB	RMB	RMB	US Dollars
Automation product and software	¥18,535,166	¥31,944,055	¥26,628,216	$3,672,199
Equipment and accessories	15,791,623	17,159,381	16,248,197	2,240,729
Oilfield environmental protection	11,043,979	25,335,363	19,116,560	2,636,294
Platform outsourcing services	2,567,807	9,338,772	5,121,405	706,274
Total revenue	¥47,938,575	¥83,777,571	¥67,114,378	$9,255,496

	For the year ended June 30, 2023
	Automation	Equipment	Oilfield	Platform
	product and	and	environmental	outsourcing
	software	accessories	protection	services	Total
	RMB	RMB	RMB	RMB	RMB
Revenue	¥26,628,216	¥16,248,197	¥19,116,560	¥5,121,405	¥67,114,378
Cost of revenue and related tax	23,610,281	8,945,796	13,955,673	1,735,645	48,247,395
Gross profit	¥3,017,935	¥7,302,401	¥5,160,887	¥3,385,760	¥18,866,983
Depreciation and amortization	¥857,332	¥689,552	¥2,077,165	¥59,537	¥3,683,586
Total capital expenditures	¥803,311	¥46,681	¥75,728	¥14,953	¥940,673
Timing of revenue recognition
Goods transferred/service rendered at a point in time	¥18,640,699	¥16,248,197	¥19,116,560	¥4,470,462	¥58,475,918
Services rendered over time	7,987,517	—	—	650,943	8,638,460
Total revenue	¥26,628,216	¥16,248,197	¥19,116,560	¥5,121,405	¥67,114,378

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	For the year ended June 30, 2022
	Automation	Equipment	Oilfield	Platform
	product and	and	environmental	outsourcing
	software	accessories	protection	services	Total
	RMB	RMB	RMB	RMB	RMB
Revenue	¥31,944,055	¥17,159,381	¥25,335,363	¥9,338,772	¥83,777,571
Cost of revenue and related tax	29,824,014	10,479,615	20,222,446	3,826,759	64,352,834
Gross profit	¥2,120,041	¥6,679,766	¥5,112,917	¥5,512,013	¥19,424,737
Depreciation and amortization	¥421,619	¥814,960	¥2,045,601	¥57,688	¥3,339,868
Total capital expenditures	¥14,823	¥21,456	¥768,795	¥194,578	¥999,652
Timing of revenue recognition
Goods transferred/service rendered at a point in time	¥31,944,055	¥17,159,381	¥15,779,825	¥9,338,772	¥74,222,033
Services rendered over time	—	—	9,555,538	—	9,555,538
Total revenue	¥31,944,055	¥17,159,381	¥25,335,363	¥9,338,772	¥83,777,571

	For the year ended June 30, 2021
	Automation	Equipment	Oilfield	Platform
	product and	and	environmental	outsourcing
	software	accessories	protection	services	Total
	RMB	RMB	RMB	RMB	RMB
Revenue	¥18,535,166	¥15,791,623	¥11,043,979	¥2,567,807	¥47,938,575
Cost of revenue and related tax	19,942,541	11,264,971	8,045,567	1,470,468	40,723,547
Gross profit	¥(1,407,375)	¥4,526,652	¥2,998,412	¥1,097,339	¥7,215,028
Depreciation and amortization	¥277,496	¥851,612	¥2,000,952	¥20,729	¥3,150,789
Total capital expenditures	¥26,761	¥136,224	¥315,944	¥43,487	¥522,416
Timing of revenue recognition
Goods transferred/service rendered at a point in time	¥18,535,166	¥15,791,623	¥9,654,418	¥2,567,807	¥46,549,014
Services rendered over time	—	—	1,389,561	—	1,389,561
Total revenue	¥18,535,166	¥15,791,623	¥11,043,979	¥2,567,807	¥47,938,575

	June 30,	June 30,	June 30,
	2022	2023	2023
	RMB	RMB	US Dollars
Total assets:
Automation product and software	¥147,377,607	¥167,009,315	$23,031,642
Equipment, accessories and others	149,876,933	170,809,759	23,555,743
Oilfield environmental protection	107,755,500	107,393,609	14,810,256
Platform outsourcing services	85,232,044	86,611,894	11,944,323
Total assets	¥490,242,084	¥531,824,577	$73,341,964

NOTE 26. SUBSEQUENT EVENTS

These consolidated financial statements were approved by management and available for issuance on October 27, 2023, and the Company has evaluated subsequent events through this date. On October 16, 2023, 1,175,000 pre-funded warrants issued on March 15, 2023 were exercised by the investor Sabby volatility warrant master fund, LTD. and 1,175,000 Class A Ordinary shares were issued and being outstanding.

The hazardous waste operation permit originally held by Gansu Baihengda expires on July 26, 2023. Gansu BHD is currently renewing this permit.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

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

The Company did not pay any dividend for the periods presented. As of June 30, 2022 and 2023, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

RECON TECHNOLOGY, LTD

PARENT COMPANY BALANCE SHEETS (UNAUDITED)

	June 30,	June 30,	June 30,
	2022	2023	2023
	RMB	RMB	US Dollars
ASSETS
Cash	¥296,838,959	¥236,146,589	$32,566,104
Due from intercompany*	205,224,961	291,525,426	40,203,195
Other current assets	20,364,424	80,036,017	11,037,471
Total Current Assets	522,428,344	607,708,032	83,806,770

Investment in subsidiaries and VIEs	(77,566,835)	(122,920,490)	(16,951,511)

Total Assets	¥444,861,509	¥484,787,542	¥66,855,259

LIABILITIES AND SHAREHOLDERS’ EQUITY

Other current liabilities	7,552,452	3,964,912	546,786
Total Current Liabilities	7,552,452	3,964,912	546,786

Warrant liability	16,677,328	31,615,668	4,360,000
Total Liabilities	24,229,780	35,580,580	4,906,786

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A ordinary shares, $0.0925 U.S. dollar par value, 150,000,000 shares authorized; 29,700,718 shares and 40,528,218 shares issued and outstanding as of June 30, 2022 and 2023, respectively	18,001,670	24,912,822	3,435,635
Class B ordinary shares, $0.0925 U.S. dollar par value, 20,000,000 shares authorized; 4,100,000 shares and 7,100,000 shares issued and outstanding as of June 30, 2022 and 2023, respectively	2,408,498	4,340,731	598,614
Additional paid-in capital	496,038,696	551,118,133	76,002,666
Accumulated deficit	(107,124,596)	(166,291,897)	(22,932,701)
Accumulated other comprehensive income	11,307,461	35,127,173	4,844,259
Total Shareholders’ Equity	420,631,729	449,206,962	61,948,473

Total Liabilities and Shareholders’ Equity	¥444,861,509	¥484,787,542	$66,855,259

* Due from intercompany are eliminated upon consolidation.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

RECON TECHNOLOGY, LTD

PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

	For the years ended June 30,
	2021	2022	2023	2023
	RMB	RMB	RMB	US Dollars
Revenue	¥121,197	¥—	¥—	$—
Cost of revenue	97,024	—	—	—

Gross profit	24,173	—	—	—

General and administrative expenses	29,502,464	62,918,622	54,494,219	7,515,097
Provision for credit losses	1,933,986	1,923,382	(4,141,588)	(571,151)
Loss from operations	(31,412,277)	(64,842,004)	(50,352,631)	(6,943,946)

Fair value changes of warrants liability	35,365,792	174,485,575	6,116,000	843,435
Other income	320,235	4,105,116	10,108,783	1,394,065

Equity in loss of subsidiaries, VIEs and VIEs’ subsidiaries	(27,106,484)	(18,161,892)	(25,039,453)	(3,453,098)

Net income (loss)	¥(22,832,734)	¥95,586,795	¥(59,167,301)	$(8,159,544)

Foreign currency translation adjustment	(850,895)	9,332,625	23,819,712	3,284,889
Comprehensive income (loss) attributable to the Company	¥(23,683,629)	¥104,919,420	¥(35,347,589)	$(4,874,655)

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

RECON TECHNOLOGY, LTD

PARENT COMPANY STATEMENTS OF CASH FLOWS (UNAUDITED)

	For the years ended June 30,
	2021	2022	2023	2023
	RMB	RMB	RMB	US Dollars

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	¥(22,832,734)	¥95,586,795	¥(59,167,301)	$(8,159,544)
Adjustments to reconcile net cash flows from operating activities:
Changes in warrants liabilities	(35,365,792)	(174,485,575)	(6,116,000)	(843,435)
Amortization of offering cost of warrants	12,584,024	—	1,483,306	204,557
Provision for doubtful accounts	1,933,986	1,923,382	(4,141,588)	(571,151)
Restricted shares issued for management and employees	6,140,037	39,263,485	26,191,707	3,612,002
Income (loss) from investment in unconsolidated entity	15,411	(15,411)	—	—
Restricted shares issued for services	—	8,935,919	5,805,840	800,662
Equity in earnings of subsidiaries and VIEs	27,106,484	18,161,892	25,039,453	3,453,098
Other current assets	(474,891)	(111,521)	(8,396,555)	(1,157,938)
Other current liabilities	4,776,846	(5,090,698)	(3,587,540)	(494,744)

Net cash used in operating activities	(6,116,629)	(15,831,732)	(22,888,678)	(3,156,493)

Cash flows from investing activities:
Repayments from loans to third parties	1,950,000	166,405,032	32,413,311	4,470,000
Payments made for loans to third parties	(50,288,458)	(137,391,510)	(79,546,761)	(10,970,000)
Due from intercompany, VIEs and VIEs’ subsidiaries	(29,505,002)	(55,569,342)	(86,300,464)	(11,901,378)

Net cash used in investing activities	(77,843,460)	(26,555,820)	(133,433,914)	(18,401,378)

Cash flows from financing activities:
Proceeds from warrants issued with common share	212,051,414	—	17,493,069	2,412,405
Proceeds from sale of common share, net of issuance costs	81,091,141	—	28,174,993	3,885,509
Proceeds from sale of prefunded warrants, net of issuance costs	30,276,569	93,321	3,750,282	517,188
Proceeds from share issuance for warrants exercised	21,130,035	—	—	—
Proceeds from issuance of convertible notes	42,014,616	—	—	—

Net cash provided by financing activities	386,563,775	93,321	49,418,344	6,815,102

Effect of exchange rate fluctuation on cash	274,149	14,016,375	46,211,878	6,372,909

Net increase (decrease) in cash	302,877,835	(28,277,856)	(60,692,370)	(8,369,860)

Cash, beginning of year	22,238,980	325,116,815	296,838,959	40,935,964

Cash, end of year	¥325,116,815	¥296,838,959	¥236,146,589	$32,566,104

Non-cash investing and financing activities
Issuance of common share in exchange of shares of Starry, net of issuance costs	¥27,675,450	¥—	¥—	$—
Cancellation of ordinary shares issued to Starry	¥—	¥(27,675,450)	¥—	$—
Conversion of convertible notes to 9,225,338 shares of ordinary shares	¥42,435,669	¥—	¥—	$—