Form 20-F/A
period 2023-06-30
Recon Technology, Ltd
filed 2024-05-24
CIK 1442620

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

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
Room 601, No. 1 Shui’an South Street
Chaoyang District, Beijing 100012
People’s Republic of China

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A Ordinary Shares, $0.0001 par value per share*	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 2,306,295 Class A Ordinary Shares.*

*Retrospectively restated for the 2024 Reverse Split and 2024 change in capital structure (as defined herein) on May 1, 2024 and change in capital structure on March 29, 2024.

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

Explanatory Note

This Amendment No. 2 on Form 20-F/A (the “Amendment”) amends the annual report on Form 20-F of Recon Technology, Ltd (the “Company”) for the fiscal year ended June 30, 2023, originally filed with the U.S. Securities and Exchange Commission (“SEC”) on October 30, 2023 (the “Original Form 20-F”). This Amendment is being filed to amend Items 3, 6, 7, 10, 16, 18, and 19 in the Form 20-F.

On March 29, 2024, the Company’s shareholders approved to effect a reverse stock split of the Company’s Class A Ordinary Shares at the ratio of one-for-eighteen with the market effective date of May 1, 2024 (the “2024 Reverse Split”). In connection with the reverse stock split, on March 29, 2024 the Company’s shareholder approved and authorized the Company’s registered office service agent to filed an Fourth Amended and Restated Memorandum and Articles of Association with the local registry, and changed its authorized share capital from: US$15,725,000 divided into 150,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0925 each, and 20,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0925 each, to: US$58,000 divided into 500,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0001 each and 80,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each (the “2024 change in capital structure”).

Other than as set forth herein, this Amendment does not, and does not purport to, amend, update or restate any other information or disclosure included in the Original Form 20-F, or reflect any events that have occurred after the filing of the Original Form 20-F.

PART I

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

Following the one-for-five reverse stock split of our Class A Ordinary Shares effective on December 27, 2019, and following the dual class structure divided into Class A Ordinary Shares and Class B Ordinary Shares effective on April 5, 2021, and 2024 Reverse Split, all share and per share amounts disclosed throughout this annual report, in the table below and in our consolidated financial statements have been retroactively updated to reflect this change in capital structure, unless otherwise indicated. Please see “Item 4. Information on the Company—History and Development of the Company”.

(All amounts in thousands of Renminbi, except Dividend per share in U.S. dollars and Shares outstanding)

Statement of operations data:

	For the years ended June 30,
	2023	2022	2021
	RMB¥	RMB¥	RMB¥
Revenue	67,114,378	83,777,571	47,938,575
Loss from operations	(69,332,735)	(82,313,417)	(61,578,948)
Net income (loss) attributable to Recon Technology, Ltd	(59,167,301)	95,586,795	(22,832,734)

Loss per share*
-Basic	(27.43)	55.52	(30.04)
-Diluted	(27.43)	55.52	(30.04)

Weighted average number of Class A and Class B Ordinary Shares used in computation*
-Basic	2,157,158	1,721,529	760,116
-Diluted	2,157,158	1,721,529	760,116

*Retrospectively restated for the 1-for-18 reverse stock split effective on May 1, 2024.

Balance sheet data:

	2023	2022	2021
	RMB¥	RMB¥	RMB¥
Current assets	504,413,173	445,617,041	488,505,185
Total assets	531,824,577	490,242,084	566,516,660
Current liabilities	61,032,862	52,878,284	76,462,604
Total liabilities	92,673,674	77,357,323	279,001,194
Total shareholder’s equity	449,206,962	420,631,729	295,095,034
Shares outstanding (Class A Ordinary Shares)*	2,306,295	1,704,766	1,547,415
Shares outstanding (Class B Ordinary Shares)**	7,100,000	4,100,000	—

*Retrospectively restated for the 1-for-18 reverse stock split on May 1, 2024.

**The dual class structure divided into Class A Ordinary Shares and Class B Ordinary Shares effective on April 5, 2021

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

During the six months ended December 31, 2022, either the Company’s or its customers’ operations were occasionally affected by regional outbreaks, resulting in some of its business still not returning to previous levels. In early December of 2022, the Chinese State Council issued a nationwide policy loosening the government’s control of the epidemic, which led to the emergence of widespread infections. At that time, most of the industries experienced work stoppages and production stoppages. Since the beginning of the calendar year 2023, although the extent of the future impact of COVID-19 cannot be predicted, we believe that the Company’s business has not been significantly affected and the impact of COVID-19 on the Company’s business and financial results will not be sustainable in the long run.

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

As the energy consumption market opened to private and foreign companies, and as the online payment technology continually developed, we began investing in the downstream oil industry. Over the years, we developed a close relationship with Future Gas Station (Beijing) (also referred to as “FGS”) and we now own 51% of the equity of FGS. As such, our majority stake in FGS presents both a substantial investment in the downstream of the oil industry and comprises a large part of our operations. As such, our controlling interest in FGS represents both a significant investment in the downstream of the oil industry and a large part of our business. The development of FGS depends on its cooperation with gas stations. At present, most of the gas stations in China are owned by the sales companies of PetroChina and Sinopec, so FGS’s business expansion is largely dependent on the development of electronic payment systems and online settlement systems of these major oil companies and their cooperation decisions. As these major oil companies gradually increase their efforts in research and development and deployment of self-built systems, their willingness to cooperate with third-party service and operations support companies such as FGS will decrease or the depth of their cooperation will decrease, resulting in FGS’s growth potential being limited and unable to meet our expectations at the time we acquired FGS. We may suffer a significant loss on our substantial investment in FGS.

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

Our predecessor auditors, Marcum Asia CPAs LLP (“Marcum Asia”) and Friedman LLP (“Friedman”), both of which are independent registered public accounting firms and which Friedman issued the audit report included elsewhere in this report, as auditors of companies that are traded publicly in the United States and firms registered with the PCAOB, are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Marcum Asia did not issue an audit report.

On February 7, 2023, the Company’s Board of Directors determined and ratified the Audit Committee’s approval of the proposed appointment of Marcum Asia as the Company’s independent registered public accounting firm. The services previously provided by Friedman are now provided by Marcum Asia.

The Company was notified by Friedman, the Company’s then independent registered public accounting firm, that effective September 1, 2022, Friedman combined with Marcum LLP and continued to operate as an independent registered public accounting firm. Friedman continued to serve as the Company’s independent registered public accounting firm through February 1, 2023. On February 1, 2023, the Audit Committee approved the engagement of Marcum Asia to serve as the independent registered public accounting firm of the Company.

On August 22, 2023, we appointed Enrome LLP as its independent registered public accounting firm. Enrome LLP replaced Marcum Asia which we dismissed on August 22, 2023. The appointment of Enrome LLP was made after careful consideration and evaluation process and was been approved by our audit committee of our board of directors. Our decision to make this change was not the result of any disagreement between the Company and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. The Company’s decision to terminate Marcum Asia was based on cost control concerns.

Marcum Asia and formerly Friedman are headquartered in New York, New York and have been subject to inspection by the PCAOB on a regular basis. Our current auditor, Enrome LLP, an independent registered public accounting firm, has been retained to audit the financial statements for the fiscal year ended June 30, 2023. Enrome LLP is subject to PCAOB inspections and the PCAOB is able to inspect our auditor. We cannot assure you whether NASDAQ or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In the event that there is a lack of inspection or if Enrome LLP, Marcum Asia or Friedman are unable to permit an inspection by the PCAOB, however unlikely, our shares would be prohibited under the HFCA Act which may lead a securities exchange to determine to delist our shares. Such potential delisting would substantially impair your ability to sell or purchase our shares when you wish to do so, and such risk and uncertainty associated with a potential delisting due to a lack of inspection would have a negative impact on the price of our shares.

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

The following table summarizes, as of June 30, 2023, the outstanding options, unvested restricted share units and shares that we granted to our current directors and executive officers, reflecting the previous one-for-five Reverse Stock Split in 2019 and the recent one-for-eighteen 2024 Reverse Split.

	Class A Ordinary Shares
	underlying options
	awarded/Restricted	Exercise price
Name	Share Units/Shares*	(US$/share)*	Date of grant	Date of expiration
Yin Shenping	—	—	—	—
Liu Jia	356	148.50	1/31/2015	1/31/2025
	5,556	—	02/28/2022	02/27/2025
	55,556	—	03/15/2023	19/15/2023
Chen Guangqiang	—	—	—	—
Nelson N.S. Wong	278	148.50	1/31/2015	1/31/2025
	3,333	—	02/28/2022	02/27/2025
Hu Jijun	278	148.50	1/31/2015	1/31/2025
	3,333	—	02/28/2022	02/27/2025
Zhao Shudong	200	148.50	1/31/2015	1/31/2025
	3,333	—	02/28/2022	02/27/2025
Duan Yonggang	3,333	—	02/28/2022	02/27/2025
Total	75,556

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

Share and Share Options

Share Option Pool

In connection with our initial public offering, we established a pool for share options as our 2009 Stock Incentive Plan (“2009 Incentive Plan”) for the Domestic Companies’ and our employees. This pool initially contained options to purchase up to 158,073 (8,782 shares post 2024 Reverse Split) of our Class A Ordinary Shares. The options will vest at a rate of 20% per year for five years and have an exercise price of the market price of our shares on the date the options are granted. To date, we issued 112,800 (6,267 options post 2024 Reverse Split) options and 45,273 (2,515 shares post 2024 Reverse Split) shares out of this employee share option pool. We initially granted 58,600 (3,256 options post 2024 Reverse Split) options in 2009. We held a shareholder meeting in December 2010 and announced the resignation of three directors, and as a result, 20,000 (1,111 options post 2024 Reverse Split) options were forfeited and went back in the pool. In 2012, we granted an additional 83,000 (4,611 options post 2024 Reverse Split) options and 8,800 (489 options post 2024 Reverse Split) options were forfeited and went back to the pool. In the three months ended June 30, 2014, 29,680 (1,649 options post 2024 Reverse Split) vested options from 2012 grants were exercised. During the year ended June 30, 2023, we have 0 options outstanding under the 2009 Incentive Plan.

On January 29, 2015, the Company held its 2014 annual general meeting of shareholders, during which the Company’s shareholders approved the Company’s 2015 Stock Incentive Plan (“2015 Incentive Plan”). Pursuant to the 2015 Incentive Plan, we were initially authorized to issue up to an aggregate of 140,000 (7,778 shares post 2024 Reverse Split) Class A Ordinary Shares. Additionally, commencing on the first business day in fiscal year ending June 30, 2016 and on the first business day of each fiscal year thereafter while the 2015 Incentive Plan is in effect, the maximum number of Class A Ordinary Shares available for issuance under this 2015 Incentive Plan during that fiscal year shall be increased such that, as of such first business day, the maximum aggregate number of Class A Ordinary Shares available for issuance under this 2015 Incentive Plan during that fiscal year shall be equal to Fifteen Percent (15%) of the number of total issued and outstanding Class A Ordinary Shares of the Company as recorded by the Company’s transfer agent on the last business day of the prior fiscal year. The Company granted options to purchase 80,000 (4,444 shares post 2024 Reverse Split) Class A Ordinary Shares to its employees and non-employee director on January 31, 2015 under the 2015 Incentive Plan. As of June 30, 2023, we have an aggregate of 80,000 (4,444 options post 2024 Reverse Split) options outstanding under the 2015 Incentive Plan.

On April 5, 2021, the Company held its 2020 annual general meeting of shareholders, during which the Company’s shareholders approved the Company’s 2021 Equity Incentive Plan (“2021 Incentive Plan”). As of June 30, 2023, we have 0 options outstanding under the 2021 Incentive Plan.

Executive Class A Ordinary Stock Grants

On August 27, 2018, the Company’s board approved a grant of 391,200 (21,733 shares post 2024 Reverse Split) restricted stock to certain employees and directors under the Company’s 2015 Incentive Plan according to a vesting schedule as a reward and compensation to encourage as an incentive for their future dedication to the Company. Fair value of these restricted stocks is $2,523,240 based on the closing price of the resolution of the board on August 27, 2018, with a vesting period of three years from the date of the grant. As of June 30, 2023, we have 0 non-vested restricted stocks outstanding under such grant.

On February 28, 2022, the Company’s board granted 1,642,331 (91,241 shares post 2024 Reverse Split) Class A Ordinary Shares pursuant to its 2015 Equity Incentive Plan to the employees of the Company, at a fair value of $1,708,024, with a vesting period of three years from the date of the grant.

As of June 30, 2023, we have 1,094,887 (60,827 shares post 2024 Reverse Split) non-vested restricted stocks outstanding under such grant.

Executive Class B Ordinary Stock Grants

On April 5, 2021, the Company held its 2020 annual general meeting of shareholders, during which the Company’s shareholders approved the Company’s 2021 Equity Incentive Plan (“2021 Incentive Plan”) to grant Class B Ordinary Shares.

On December 5, 2021, the Company’s board approved a grant of 2,500,000 Class B Ordinary Shares pursuant to its 2021 Equity Incentive Plan to management of the Company, at a fair value of $4,175,000 based on the fair value of the share price $1.67 at

December 5, 2021. These restricted shares vested immediately on the grant date. All granted shares under this plan are issued and outstanding on December 5, 2021.

On February 28, 2022, the Company’s board approved a grant of 1,600,000 Class B Ordinary Shares to its management as compensation cost for awards. The fair value of the restricted shares was $1,694,000 based on the fair value of share price $1.06 at February 28, 2022. These restricted shares vested immediately on the grant date. All granted shares under this plan are issued and outstanding on February 28, 2022.

On March 9, 2023, the Company’s board approved a grant of 3,000,000 restricted shares to its management as compensation cost for awards. The fair value of the restricted shares was $3,025,000 based on the fair value of share price $1.01 at March 9, 2023. These restricted shares vested immediately on the grant date. All granted shares under this plan are issued and outstanding on March 9, 2023.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to beneficial ownership of our Class A and Class B Ordinary Shares as of the date of this report, for each person known by us to beneficially own 5% or more of our Class A Ordinary Shares, and all of our executive officers and directors individually and as a group. It reflects the one-for-eighteen Reverse Stock Split we effected on May 1, 2024 and the two classes of shares approved by our shareholders on April 5, 2021: Class A Ordinary Shares, with one vote per share, and Class B Ordinary Shares, with fifteen votes per share. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Class A and Class B Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership is based on shares, which consists of 41,703,218 (2,371,573 shares post 2024 Reverse Split) Class A Ordinary Shares and 7,100,000 Class B Ordinary Shares outstanding as of October 23, 2023, 627,444 (34,858 shares post 2024 Reverse Split) vested restricted shares and 80,000 (4,444 shares post 2024 Reverse Split) shares subject to options that are exercisable within 60 days after October 23, 2023.

	Shares Beneficially Owned (1)
	Class A Ordinary Shares		Class B Ordinary Shares		% of Total Voting
Name of Beneficial Owner	Number	%(2)	Number	%(2)	Power(3)
Directors and Executive Officers:
Yin Shenping(4)	39,040	1.65%	3,550,000	50%	37.89%
Chen Guangqiang(5)	35,296	1.49%	3,550,000	50%	37.85%
Hu Jijun(6)	2,833	*			*
Wong Nelson(7)	1,972	*			*
Zhao Shudong(8)	2,052	*			*
Liu Jia(9)	63,403	2.67%			*
Duan Yonggang(10)	1,667	*			*
Directors and Executive Officers as a Group (eight members)	146,263	6.17%	7,100,000	100%	75.74%
5% or Greater Shareholders

*	Less than 1%.
(1)

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Ordinary Shares. All shares represent Class A and Class B Ordinary Shares.

(2)

The percentage of shares beneficially owned is based on 41,703,218 (2,371,573 shares post 2024 Reverse Split) Class A Ordinary Shares and 7,100,000 Class B Ordinary Shares outstanding as of October 23, 2023.

(3)	Class A Ordinary Shares have one vote per share. Class B Ordinary Shares have fifteen votes per share.
(4)

Mr. Yin holds 702,712 (39,040 shares post 2024 Reverse Split) Class A Ordinary Shares and 3,550,000 Class B Ordinary Shares. Due to his ownership of 50% of the outstanding Class B Ordinary Shares (which have 15 votes per share rather than one vote like Class A Ordinary Shares), Mr. Yin has substantial control over Recon. The address is: Recon Technology Ltd, Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing 100012, People’s Republic of China.

(5)

Mr. Chen holds 635,328 (35,296 shares post 2024 Reverse Split) Class A Ordinary Shares and 3,550,000 Class B Ordinary Shares. Due to his ownership of 50% of the outstanding Class B Ordinary Shares (which have 15 votes per share rather than one vote like Class A Ordinary Shares), Mr. Chen has substantial control over Recon. The address is Recon Technology Ltd, Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing 100012, People’s Republic of China.

(6)	The address is Recon Technology Ltd, Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing 100012, People’s Republic of China.

(7)	The address is Recon Technology Ltd, Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing 100012, People’s Republic of China.
(8)	The address is Recon Technology Ltd, Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing 100012, People’s Republic of China.
(9)	The address is Recon Technology Ltd, Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing 100012, People’s Republic of China.
(10)	The address is Recon Technology Ltd, Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing 100012, People’s Republic of China.

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

B. Memorandum and articles of association

We are an exempted company incorporated in Cayman Islands and our affairs are governed by our fourth amended and restated memorandum and articles of association and the Cayman Islands Companies Act (2023 Revision) (as amended) (the “Cayman Companies Act”). A Cayman Islands exempted company:

●	is a company that conducts its business mainly outside the Cayman Islands;

●	is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

●	does not have to hold an annual general meeting;

●	does not have to make its register of members open to inspection by shareholders of that company;

●	may obtain an undertaking against the imposition of any future taxation;

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

The following description of our memorandum and articles of association, as amended and restated from time to time, are summaries and do not purport to be complete. Reference is made to our fourth amended and restated memorandum and articles of association, effective on March 29, 2024 (respectively, the “Memorandum” and the “Articles”).

All of our issued and outstanding Ordinary Shares are fully paid and non-assessable. Our Ordinary Shares are issued in registered form, and are issued when registered in our register of members. Unless and until the directors resolve to issue share certificates, no share certificate shall be issued, and the records of the shareholdings of each shareholder shall be in uncertified book entry form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Ordinary Shares. We may not issue shares or warrants to bearer.

On December 10, 2019, the Company’s board of directors approved to effect a one-for-five reverse stock split of its ordinary shares (the “2019 Reverse Stock Split”) with the market effective date of December 27, 2019, such that the number of the Company’s ordinary shares is decreased from 100,000,000 to 20,000,000 and the par value of each ordinary share is increased from US$0.0185 to US$0.0925. As a result of the Reverse Stock Split, each five pre-split ordinary shares outstanding were automatically combined and converted to one issued and outstanding ordinary share without any action on the part of the shareholder.

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

On March 29, 2024, the Company held its annual meeting, at which the Company’s shareholders approved (i) a capital increase to the authorised share capital by the creation of 350,000,000 additional Class A Ordinary Shares with a nominal or par value of US$0.0925 each and 60,000,000 Class B Ordinary Shares with a nominal or par value of US$0.0925 each; (ii) a share consolidation or reverse stock split of only the Class A Ordinary Shares, at a ratio of one-for-eighteen (the “2024 Reverse Stock Split”), such that there were then 27,694,610.80 Class A Ordinary Shares with a nominal or par value of US$1.67 (together with 60,000,000 Class B Ordinary Shares with a nominal or par value of US$0.0925 each); (iii) a subsequent share subdivision of all shares at a ratio of 1:17,349.9459 into 480,500,000,000 Class A Ordinary Shares with a nominal or par value of US$0.0001 each and 56,000,000,000 Class B Ordinary Shares with a nominal or par value of US$0.0001 each; and (iv) a final capital reduction by the cancellation of 480,000,000,000 unissued Class A Ordinary Shares and the cancellation of 55,920,000,000 unissued Class B Ordinary Shares, such that the final authorized share capital of the Company, following each of the above stages was amended from: US$15,725,000 divided into 150,000,000 Class A ordinary shares of a nominal or par value of US$0.0925 each, and 20,000,000 Class B ordinary shares of a nominal or par value of US$0.0925 each, to: US$58,000 divided into 500,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0001 each and 80,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each (collectively, the “Capital Amendment”). No fractional ordinary shares were issued to any shareholders in connection with the Capital Amendment. Each shareholder will be entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the Capital Amendment.

As of the date of this amendment to the annual report, the authorized share capital of the Company is US$58,000 divided into 500,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0001 each and 80,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each. Subject to the provisions of the Cayman Companies Act and the provisions, if any, of the Articles, and any directions given by any ordinary resolution and the rights attaching to any class of existing shares, the directors may issue, allot, grant options over or otherwise dispose of shares (including any fractions of Shares) and other securities of our company at such times, to such persons, for such consideration and on such terms as the directors may determine.

Class A Ordinary Shares

Ordinary Shares

Holders of ordinary shares are entitled to cast one vote for each share on all matters submitted to a vote of shareholders, including the election of directors and auditor. The holders of ordinary shares are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor and subject to any preference of any then authorized and issued preferred shares. Such holders do not have any preemptive rights to subscribe for additional shares. All holders of ordinary shares are entitled to share ratably in any assets for distribution to shareholders upon the liquidation, dissolution or winding up of the Company, subject to any preference of any then authorized and issued preferred shares. All outstanding ordinary shares are fully paid and non-assessable.

Preferred Shares

Pursuant to our Articles and Cayman Islands law, our Company may by Special Resolution establish one or more series of preferred shares having such number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences, powers and limitations as may be fixed by the Special Resolution. Any preferred shares issued will include restrictions on voting and transfer intended to avoid having us constitute a “controlled foreign corporation” for United States federal income tax purposes. Such rights, preferences, powers and limitations as may be established could have the effect of discouraging an attempt to obtain control of us. The issuance of preferred shares could also adversely affect the voting power of the holders of the ordinary shares deny shareholders the receipt of a premium on their ordinary shares in the event of a tender or other offer for the ordinary shares and have a depressive effect on the market price of the ordinary shares.

Under the Fourth Amended and Restated Memorandum and Articles of Association of the Company, each Class B Ordinary Share is convertible into one-eighteenth (1/18) of one Class A Ordinary Share at any time by the holder. The number of Class B Ordinary Shares held by a holder will be automatically and immediately converted into corresponding number of Class A Ordinary Shares in the ratio of 1/18 upon any direct or indirect sale, transfer, assignment or disposition of such number of Class B Ordinary Shares by the holder. Furthermore, Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Finally, except for voting rights and conversion rights as set forth in the Fourth Amended and Restated Memorandum and Articles of Association of the Company, the Class A Ordinary Shares and the Class B Ordinary Shares shall have the same rights, preferences, privileges and restrictions.

Register of Members

Under Cayman Islands law, we must keep a register of members and there should be entered therein:

●	the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

●	the date on which the name of any person was entered on the register as a member; and

●	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our Company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Once our register of members has been updated, the shareholders recorded in the register of members are deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in, or omitted from, our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our Company, the person or member aggrieved (or any member of our Company or our Company itself) may apply to the Cayman Islands Grand Court for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

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

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;
•	financial institutions;
•	insurance companies;
•	regulated investment companies;
•	real estate investment trusts;
•	broker-dealers;
•	traders that elect to mark-to-market;
•	U.S. expatriates;

•	tax-exempt entities;
•	persons liable for alternative minimum tax;
•	persons holding our Class A Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;
•	persons that actually or constructively own 10% or more of our voting shares;
•	persons who acquired our Class A Ordinary Shares pursuant to the exercise of any employee share option or otherwise as consideration; or
•	persons holding our Class A Ordinary Shares through partnerships or other pass-through entities.

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

PART II

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

ITEM 16C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES

Friedman LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal year 2022. Effective September 1, 2022, Friedman combined with Marcum LLP and continued to operate as an independent registered public accounting firm. Friedman continued to serve as the Company’s independent registered public accounting firm through February 1, 2023.

On February 1, 2023, the Audit Committee of the Company approved the engagement of Marcum Asia to serve as the independent registered public accounting firm for fiscal year 2023. On August 22, 2023, Marcum Asia has been dismissed by the Audit Committee of the Company before completing the audit of fiscal year 2023.

On August 22, 2023, the Audit Committee of the Company approved the engagement of Enrome LLP to serve as the independent registered public accounting firm of the Company.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

During fiscal year ended June 30, 2022, Friedman LLP’s audit fees were $295,000.

During fiscal year ended June 30, 2023, Friedman LLP’s audit fees were $25,000, and Marcum Asia CPAs LLP’s audit fees were $339,150. Friedman LLP’s audit fees consisted of service to perform and issuance of consent. Marcum Asia CPAs LLP’s audit fees consisted of completed planning work and three weeks of field work, services to perform midterm review and consents and assistance with and review of documents filed with the SEC and related fees. Our decision to dismiss the Marcum Asia CPAs LLP was primarily due to concerns about cost controls. The fees paid by the Company to Marcum Asia CPAs LLP were based on the contractually agreed fees for the audit progress until the Company’s dismissal. Enrome LLP’s audit fees were $171,000.

Audit-Related Fees

The Company has not incurred any audit-related fees from Friedman LLP, Marcum Asia CPAs LLP and Enrome LLP for audit-related services in fiscal years 2022 and 2023.

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

ITEM 16F.         CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On August 22, 2023, we appointed Enrome LLP (“Enrome”) as its independent registered public accounting firm, effective on the same day. Enrome replaced Marcum Asia, our former independent registered public accounting firm, which we dismissed on August 22, 2023. The appointment of Enrome was made after careful consideration and evaluation process by the Company and has been approved by the audit committee of our board of directors. Our decision to make this change was not the result of any disagreement between the Company and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

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

Previously, on February 7, 2023, the Company’s board of directors determined and ratified the audit committee’s approval of the proposed appointment of Marcum Asia as the Company’s independent registered public accounting firm. The services previously provided by Friedman were then provided by Marcum Asia up until its dismissal on August 22, 2023.

The Company was notified by Friedman, the Company’s then independent registered public accounting firm, that effective September 1, 2022, Friedman combined with Marcum LLP and continued to operate as an independent registered public accounting firm. Friedman continued to serve as the Company’s independent registered public accounting firm through February 1, 2023. On February 1, 2023, the audit committee approved the engagement of Marcum Asia to serve as the independent registered public accounting firm of the Company.

Friedman’s reports on the consolidated financial statements of the Company for the fiscal years ended June 30, 2022 and 2021 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, scope of accounting principles. During the Company’s two most recent fiscal years and through February 1, 2023, there were no disagreements with Friedman on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedures which, if not resolved to the satisfaction of Friedman, would have caused Friedman to make reference to such matters in their reports. There were no reportable events (as that term is described in Item 304(a)(1)(v) of Regulation S-K) during the two fiscal years ended June 30, 2022 and 2021, or in the subsequent period through February 1, 2023.

We provided Marcum Asia and Friedman with a copy of the above statements and requested that Marcum Asia furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of Marcum Asia’s letter dated August 25, 2023, to the SEC, regarding the disclosures herein under the heading “Change in Registrant’s Certifying Accountant” is filed as Exhibit 16.1 to this annual report. A copy of Friedman’s letter, dated February 8, 2023, is filed as Exhibit 16.1 to the Form 6-K filed on February 8, 2023.

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

ITEM 16H.         MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 18.         FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

ITEM 19.         EXHIBITS

Exhibit No.	Description of Exhibit	Included	Form	Filing Date
1.1.1	Second Amended and Restated Articles of Association of the Registrant	By Reference	S-3	2016-09-19

1.1.2	Second Amended and Restated Memorandum of Association of the Registrant	By Reference	S-3	2016-09-19

1.1.3	Third Amended and Restated Articles of Association of the Registrant	By Reference	6-K	2021-04-06

1.1.4	Third Amended and Restated Memorandum of Association of the Registrant	By Reference	6-K	2021-04-06

1.1.5	Fourth Amended and Restated Articles of Association of the Registrant	Herewith

1.1.6	Fourth Amended and Restated Memorandum of Association of the Registrant	Herewith

2.1	Specimen Share Certificate	By Reference	6-K	2020-01-17

2.2	Form of Amended and Restated Warrant	By Reference	6-K	2020-06-30

2.3	Form of Convertible Note	By reference	6-K	2020-11-25

2.4	Form of Pre-Funded Warrant	By Reference	6-K	2021-06-16

2.5	Form of Warrant	By reference	6-K	2021-06-16

2.6	Specimen Share Certificate	By Reference	6-K	2021-04-12

4.1	2009 Stock Incentive Plan	By Reference	S-1/A	2009-06-10

4.2	2015 Stock Incentive Plan	By Reference	10-K	2016-09-28

4.3	Translation of Exclusive Technical Consulting Service Agreement between Recon Technology (Jining) Co., Ltd. and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.4	Translation of Power of Attorney for rights of Chen Guangqiang in Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.5	Translation of Power of Attorney for rights of Yin Shenping in Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.6	Translation of Power of Attorney for rights of Li Hongqi in Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.7	Translation of Exclusive Equity Interest Purchase Agreement between Recon Technology (Jining) Co. Ltd., Chen Guangqiang and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.8	Translation of Exclusive Equity Interest Purchase Agreement between Recon Technology (Jining) Co. Ltd., Yin Shenping and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.9	Translation of Exclusive Equity Interest Purchase Agreement between Recon Technology (Jining) Co. Ltd., Li Hongqi and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.10	Translation of Equity Interest Pledge Agreement between Recon Technology (Jining) Co., Ltd., Chen Guangqiang and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.11	Translation of Equity Interest Pledge Agreement between Recon Technology (Jining) Co., Ltd., Yin Shenping and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.12	Translation of Equity Interest Pledge Agreement between Recon Technology (Jining) Co., Ltd., Li Hongqi and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.13	Translation of Exclusive Technical Consulting Service Agreement between Recon Technology (Jining) Co., Ltd. and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.14	Translation of Power of Attorney for rights of Chen Guangqiang in Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.15	Translation of Power of Attorney for rights of Yin Shenping in Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.16	Translation of Power of Attorney for rights of Li Hongqi in Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.17	Translation of Exclusive Equity Interest Purchase Agreement between Recon Technology (Jining) Co. Ltd., Chen Guangqiang and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.18	Translation of Exclusive Equity Interest Purchase Agreement between Recon Technology (Jining) Co. Ltd., Yin Shenping and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.19	Translation of Exclusive Equity Interest Purchase Agreement between Recon Technology (Jining) Co. Ltd., Li Hongqi and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.20	Translation of Equity Interest Pledge Agreement between Recon Technology (Jining) Co., Ltd., Chen Guangqiang and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.21	Translation of Equity Interest Pledge Agreement between Recon Technology (Jining) Co., Ltd., Yin Shenping and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.22	Translation of Equity Interest Pledge Agreement between Recon Technology (Jining) Co., Ltd., Li Hongqi and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.23	Translation of the Investment Agreement between Recon Technology, Ltd., Future Gas Station (Beijing) Technology, Ltd. and six individuals	By Reference	6-KA	2018-08-28

4.24	Translation of the Supplemental Agreement between Recon Technology, Ltd., Future Gas Station (Beijing) Technology, Ltd. and six individuals	By Reference	6-KA	2018-08-28

4.25	Translation of Exclusive Technical Consulting Service Agreement dated April 1, 2019 between Recon Hengda Technology (Beijing) Co., Ltd. and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	6-K	2019-04-24

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

		By Reference	6-K	2019-04-24

4.31	Translation of Financial Support Commitment Letter from Two Major Shareholders dated August 31, 2019	By Reference	20-F	2019-10-01

4.32	Translation of Supplemental Agreement to the Investment Agreement with respect to Future Gas Station (Beijing) Technology Co., Ltd. dated September 24, 2019	By Reference	20-F	2019-10-01

4.33	Translation of Supplemental Agreement to the Investment Agreement with respect to Future Gas Station (Beijing) Technology Co., Ltd. dated March 17, 2020	By Reference	6-K	2020-03-18

4.34	Placement Agency Agreement, dated May 7, 2020, between the Company and Maxim Group LLC	By Reference	6-K	2020-05-26

4.35	Form of Securities Purchase Agreement, dated May 21, 2020, between the Company and the Purchasers	By Reference	6-K	2020-05-26

4.36	Form of Securities Purchase Agreement, dated June 26, 2020, between the Company and the Purchasers	By Reference	6-K	2020-06-30

4.37	Securities Purchase Agreement dated November 25, 2020	By reference	6-K	2020-11-27

4.38	Translation of Supplemental Agreement to the Investment Agreement with respect to Future Gas Station (Beijing) Technology Co., Ltd. dated February 4, 2021	By reference	6-K	2021-02-08

4.39	Share Acquisition Agreement, dated June 3, 2021	By reference	6-K	2021-06-04

4.40	Placement Agency Agreement, dated June 14, 2021, between the Company and Maxim Group LLC	By reference	6-K	2021-06-16

4.41	Form of Securities Purchase Agreement dated June 14, 2021, between the Company and the Purchasers	By reference	6-K	2021-06-16

4.4	Form of Securities Purchase Agreement dated March 15, 2023, between the Company and the Purchasers	By reference	6-K	2023-03-20

4.43	2021 Equity Incentive Plan	By Reference	6-K	2021-04-06

8.1	List of subsidiaries of the Company	Herewith

11.1	Code of Ethics of the Company	By Reference	10-K	2009-09-28

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a)	Herewith

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a)	Herewith

13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code	Herewith

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code	Herewith

15.1	Consent of Friedman LLP	Herewith

15.2	Consent of Enrome LLP	Herewith

16.1	Letter of Marcum Asia CPAs LLP to the U.S. Securities and Exchange Commission dated August 25, 2023	By reference	6-K	2023-08-25

16.2	Letter of Friedman LLP to the U.S. Securities and Exchange Commission dated February 8, 2023	By reference	6-K	2023-02-08

99.1	RECON ISSUES SHAREHOLDER UPDATE	By Reference	6-K	2022-07-21

99.3	Recon Technology reports financial results for FY2021	By Reference	6-K	2021-04-05

99.3	Recon Technology, Ltd Reports Financial Results for the First Six Months of Fiscal Year 2022	By Reference	6-K	2022-03-31

99.4	Recon Technology, Ltd Reports Financial Year Results for Fiscal Year 2023	By Reference	20-F	2023-10-30

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Recon Technology, Ltd.

By:	/s/ Yin Shenping
Name: Yin Shenping
Title: Chief Executive Officer

Date:	May 24, 2024

RECON TECHNOLOGY, LTD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

Recon Technology, Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Recon Technology, Ltd. and its subsidiaries (collectively, the “Company”) as of June 30, 2023, the related consolidated statements of operations and comprehensive income (loss), changes in shareholder’s equity, and cash flows for the year ended June 30, 2023 including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023, and the results of its operations and its cash flows for the year ended June 30, 2023, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

Singapore

October 27, 2023, except for Note 28, as to which the date is May 24, 2024.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director and

Stockholders of Recon Technology, Ltd

Opinion on the Financial Statements

We have audited, before the effects of retrospective adjustments to the reverse stock split and change in capital structure as disclosed in Note 28, the accompanying consolidated balance sheets of Recon Technology, Ltd and Subsidiaries (collectively, the “Company”) as of June 30, 2021 and 2022, and the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended June 30, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements, except for the effects of retrospective adjustments to the reverse stock split and change in capital structure as disclosed in Note 28, present fairly, in all material respects, the financial position of the Company as of June 30, 2021 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the retrospective adjustments to the reverse stock split and change in capital structure as disclosed in Note 28, accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditor.

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

/s/ Friedman LLP

Friedman LLP

We served as the Company’s auditor from 2011 to 2023

New York, New York

October 28, 2022

RECON TECHNOLOGY, LTD

CONSOLIDATED BALANCE SHEETS

	As of June 30	As of June 30	As of June 30
	2022	2023	2023
	RMB	RMB	U.S. Dollars
ASSETS
Current assets
Cash	¥316,974,857	¥104,125,800	$14,359,604
Restricted cash	723,560	731,545	100,885
Short-term investments	—	184,184,455	25,400,198
Notes receivable	10,828,308	3,742,390	516,099
Accounts receivable, net	22,577,980	27,453,415	3,785,999
Inventories, net	3,894,369	6,330,701	873,044
Other receivables, net	5,501,833	2,185,733	301,427
Loans to third parties	50,383,822	123,055,874	16,970,181
Purchase advances, net	178,208	2,680,456	369,652
Contract costs, net	33,858,820	49,572,685	6,836,386
Prepaid expenses	420,284	350,119	48,284
Prepaid expenses- related parties	275,000	—	—
Total current assets	445,617,041	504,413,173	69,561,759

Property and equipment, net	25,474,162	24,752,864	3,413,576
Construction in progress	239,739	—	—
Intangible assets, net	5,950,000	—	—
Long-term other receivables, net	1,564,381	3,640	502
Goodwill	4,730,002	—	—
Operating lease right-of-use assets (including ¥765,241 and ¥335,976 ($46,333) from a related party as of June 30, 2022 and 2023, respectively)	6,666,759	2,654,900	366,127
Total Assets	¥490,242,084	¥531,824,577	$73,341,964

LIABILITIES AND EQUITY

Current liabilities
Short-term bank loans	¥10,000,000	¥12,451,481	$1,717,138
Accounts payable	16,739,989	10,791,721	1,488,246
Other payables	3,533,918	5,819,010	802,478
Other payable- related parties	2,240,135	2,592,395	357,508
Contract liabilities	2,001,277	2,748,365	379,017
Accrued payroll and employees’ welfare	2,250,547	2,382,516	328,564
Taxes payable	2,210,958	1,163,006	160,386
Short-term borrowings - related parties	9,009,156	20,018,222	2,760,639
Long-term borrowings - related party - current portion	999,530	—	—
Operating lease liabilities - current (including ¥429,265 and ¥335,976 ($46,333) from a related party as of June 30, 2022 and 2023, respectively)	3,892,774	3,066,146	422,841
Total Current Liabilities	52,878,284	61,032,862	8,416,817

Operating lease liabilities - non-current (including ¥335,976 and ¥nil ($nil) from a related party as of June 30, 2022 and 2023, respectively)	2,184,635	25,144	3,468
Long-term borrowings - related party	5,511,076	—	—
Contract liabilities - non-current	106,000	—	—
Warrant liability	16,677,328	31,615,668	4,360,000
Total Liabilities	77,357,323	92,673,674	12,780,285

Commitments and Contingencies

Equity
Class A ordinary shares, $0.0001 U.S. dollar par value, 500,000,000 shares authorized; 1,704,766 shares and 2,306,295 shares issued and outstanding as of June 30, 2022 and 2023, respectively*	19,461	26,932	3,714
Class B ordinary shares, $0.0001 U.S. dollar par value, 80,000,000 shares authorized; 4,100,000 shares and 7,100,000 shares issued and outstanding as of June 30, 2022 and 2023, respectively*	2,604	4,693	647
Additional paid-in capital*	516,426,799	580,340,061	80,032,554
Statutory reserve	4,148,929	4,148,929	572,163
Accumulated deficit	(111,273,525)	(170,440,826)	(23,504,865)
Accumulated other comprehensive income	11,307,461	35,127,173	4,844,259
Total shareholders’ equity	420,631,729	449,206,962	61,948,472
Non-controlling interests	(7,746,968)	(10,056,059)	(1,386,793)
Total equity	412,884,761	439,150,903	60,561,679
Total Liabilities and Equity	¥490,242,084	¥531,824,577	$73,341,964

*Retrospectively restated for the 1-for-18 reverse stock split on May 1, 2024 and change in capital structure on March 29, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

RECON TECHNOLOGY, LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the years ended
	June 30,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD

Revenue
Revenue - third parties	¥47,852,918	¥83,777,571	¥67,114,378	$9,255,496
Revenue - related party	85,657	—	—	—
Revenue	47,938,575	83,777,571	67,114,378	9,255,496

Cost of revenue
Cost of revenue - third parties	40,723,547	64,352,834	48,247,395	6,653,620
Cost of revenue	40,723,547	64,352,834	48,247,395	6,653,620

Gross profit	7,215,028	19,424,737	18,866,983	2,601,876

Selling and distribution expenses	8,038,965	10,150,802	10,638,978	1,467,182
General and administrative expenses	45,949,157	83,281,958	76,784,396	10,589,052
Allowance for (net recovery of) credit losses	8,191,247	(658,823)	(9,038,985)	(1,246,533)
Impairment loss of property and equipment and other long-lived assets	768,312	—	1,009,124	139,165
Research and development expenses	5,846,295	8,964,217	8,806,205	1,214,431
Operating expenses	68,793,976	101,738,154	88,199,718	12,163,297

Loss from operations	(61,578,948)	(82,313,417)	(69,332,735)	(9,561,421)

Other income (expenses)
Subsidy income	355,667	11,993	325,425	44,878
Interest income	918,629	5,367,979	13,603,487	1,876,007
Interest expense	(2,210,005)	(1,522,526)	(2,514,850)	(346,814)
Income (loss) from investment in unconsolidated entity	(266,707)	15,411	—	—
Gain in fair value changes of warrants liability	35,365,792	174,485,575	6,116,000	843,435
Remeasurement gain of previously held equity interests in connection with step acquisition	979,254	—	—	—
Foreign exchange transaction gain (loss)	(146,898)	(118,456)	241,652	33,325
Impairment loss on goodwill and intangible assets	—	(2,266,893)	(9,980,002)	(1,376,305)
Other income	192,137	15,855	82,970	11,442
Other income, net	35,187,869	175,988,938	7,874,682	1,085,968
Income (loss) before income tax	(26,391,079)	93,675,521	(61,458,053)	(8,475,453)
Income tax expenses (benefit)	(524,251)	(613,874)	18,339	2,529
Net income (loss)	(25,866,828)	94,289,395	(61,476,392)	(8,477,982)

Less: Net loss attributable to non-controlling interests	(3,034,094)	(1,297,400)	(2,309,091)	(318,438)
Net income (loss) attributable to Recon Technology, Ltd	¥(22,832,734)	¥95,586,795	¥(59,167,301)	$(8,159,544)

Comprehensive income (loss)
Net income (loss)	(25,866,828)	94,289,395	(61,476,392)	(8,477,982)
Foreign currency translation adjustment	(850,895)	9,332,625	23,819,712	3,284,889
Comprehensive income (loss)	(26,717,723)	103,622,020	(37,656,680)	(5,193,093)
Less: Comprehensive loss attributable to non- controlling interests	(3,034,094)	(1,297,400)	(2,309,091)	(318,438)
Comprehensive income (loss) attributable to Recon Technology, Ltd	¥(23,683,629)	¥104,919,420	¥(35,347,589)	$(4,874,655)

Earnings (loss) per share - basic and diluted*	¥(30.04)	¥55.52	¥(27.43)	$(3.78)

Weighted - average shares -basic and diluted*	760,116	1,721,529	2,157,158	2,157,158

*Retrospectively restated for the 1-for-18 reverse stock split on May 1, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

RECON TECHNOLOGY, LTD

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

								Accumulated
								Other		Non-
					Additional Paid-	Statutory	Accumulated	Comprehensive	Stockholders’	controlling	Total	Total
	Common Stock				in Capital*	Reserve	deficit	income	Equity	Interest	Equity	Equity
	Number of		Number of
	Class A	Amount	Class B	Amount
	Shares*	(RMB)*	Shares**	(RMB)*	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(USD)

Balance, June 30, 2020	454,883	¥4,948	—	¥—	¥287,077,740	¥4,148,929	¥(184,027,586)	¥2,825,731	¥110,029,762	¥10,614,526	¥120,644,288	$16,637,609

Capital contribution in non-controlling interests	—	—	—	—	—	—	—	—	—	50,000	50,000	6,895
Step acquisition of FGS	—	—	—	—	—	—	—	—	—	34,790,000	34,790,000	4,797,760
Capital contribution receivable due from non-controlling Interest	—	—	—	—	—	—	—	—	—	(50,000,000)	(50,000,000)	(6,895,315)
Stock issuance	334,117	3,870	—	—	81,087,271	—	—	—	81,091,141	—	81,091,141	11,182,980
Stock issuance for warrants exercised	143,951	1,690	—	—	21,128,345	—	—	—	21,130,035	—	21,130,035	2,913,965
Proceeds from Pre-founded warrants	73,889	856	—	—	30,275,713	—	—	—	30,276,569	—	30,276,569	4,175,330
Issuance of common stock in exchange of shares of Starry, net of issuance costs	17,575	202	—	—	27,675,248	—	—	—	27,675,450	—	27,675,450	3,816,619
Stock issuance for convertible notes redemption	512,519	5,977	—	—	42,429,692	—	—	—	42,435,669	—	42,435,669	5,852,146
Restricted shares issued for management	10,481	122	—	—	6,139,915	—	—	—	6,140,037	—	6,140,037	846,750
Net loss for the year	—	—	—	—	—	—	(22,832,734)	—	(22,832,734)	(3,034,094)	(25,866,828)	(3,567,199)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(850,895)	(850,895)	—	(850,895)	(117,344)
Balance, June 30, 2021	1,547,415	¥17,665	—	¥—	¥495,813,924	¥4,148,929	¥(206,860,320)	¥1,974,836	¥295,095,034	¥(7,579,568)	¥287,515,466	$39,650,196

Capital contribution in non-controlling interests	—	—	—	—	—	—	—	—	—	1,130,000	1,130,000	155,834
Restricted shares issued for services	86,111	986	—	—	8,934,933	—	—	—	8,935,919	—	8,935,919	1,232,320
Stock issuance for Pre-founded warrants	81,667	929	—	—	92,392	—	—	—	93,321	—	93,321	12,870
Cancellation of ordinary shares issued to Starry Lab	(17,575)	(202)	—	—	(27,675,248)	—	—	—	(27,675,450)	—	(27,675,450)	(3,816,619)
Restricted shares issued for management	7,148	83	4,100,000	2,604	39,260,798	—	—	—	39,263,485	—	39,263,485	5,414,682
Net income (loss) for the year	—	—	—	—	—	—	95,586,795	—	95,586,795	(1,297,400)	94,289,395	13,003,100
Foreign currency translation adjustment	—	—	—	—	—	—	—	9,332,625	9,332,625	—	9,332,625	1,287,028
Balance, June 30, 2022	1,704,766	19,461	4,100,000	2,604	516,426,799	4,148,929	(111,273,525)	11,307,461	420,631,729	(7,746,968)	412,884,761	56,939,411

Stock issuance	490,417	6,091	—	—	28,168,902	—	—	—	28,174,993	—	28,174,993	3,885,509
Restricted shares issued for services	55,556	690	—	—	5,805,150	—	—	—	5,805,840	—	5,805,840	800,662
Proceeds from Pre-founded warrants	—	—	—	—	3,750,282	—	—	—	3,750,282	—	3,750,282	517,188
Restricted shares issued for management	55,556	690	3,000,000	2,089	26,188,928	—	—	—	26,191,707	—	26,191,707	3,612,002
Net income loss for the year	—	—	—	—	—	—	(59,167,301)	—	(59,167,301)	(2,309,091)	(61,476,392)	(8,477,982)
Foreign currency translation adjustment	—	—	—	—	—	—	—	23,819,712	23,819,712	—	23,819,712	3,284,889
Balance, June 30, 2023	2,306,295	¥26,932	7,100,000	¥4,693	¥580,340,061	¥4,148,929	¥(170,440,826)	¥35,127,173	¥449,206,962	¥(10,056,059)	¥439,150,903	$60,561,679

*Retrospectively restated for the 1-for-18 reverse stock split on May 1, 2024 and change in capital structure on March 29, 2024.

**Retrospectively restated for effect of changing in class of shares on April 5, 2021.

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

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As the energy consumption market opened to private and foreign companies, and online payment technology developed, the Domestic Companies began to invest in the downstream of the oil industry. On December 15, 2017, BHD and Nanjing Recon entered into a subscription agreement with Future Gas Station (Beijing) Technology, Ltd (“FGS”), pursuant to which the Domestic Companies acquired an 8% equity interest in FGS. Established in January 2016, FGS is a service company focusing on providing new technical applications and data operations to gas stations and provides solutions to gas stations to improve their operations and their customers’ experience. On August 21, 2018, the Domestic Companies entered into an investment agreement and a supplemental agreement (collectively, the “Investment Agreement”) with FGS and the other shareholders of FGS. Pursuant to the Investment Agreement, our VIEs’ ownership interest in FGS shall increase from 8% to 43%, in exchange for their investment in FGS for a total amount of ¥10 million in cash and the issuance of 487,057 (27,059 shares post 2024 Reverse Split) restricted Class A Ordinary Shares to the other shareholders of FGS with certain conditions. As of June 30, 2019, the Domestic Companies invested an aggregate amount of ¥35,116,707 in FGS and issued 487,057 (27,059 shares post 2024 Reverse Split) restricted shares in total to other shareholders of FGS, and the Domestic Companies’ ownership interest in FGS has increased to 43%. On February 4, 2021, Nanjing Recon and BHD, entered into the fourth supplemental agreement to the investment agreement with FGS and FGS’ founding shareholders to acquire 8% equity ownership of FGS. The transaction has been closed. As a result, the Domestic Companies collectively own 51% interest of FGS and began to consolidate the financial results of FGS since January 2021. Through the fourth supplemental agreement, the Domestic Companies waived the requirement on FGS’ performance goal about the number of gas stations. Accordingly, the Domestic Companies agreed to pay for the balance of the investment and cancelled the related lock-up terms on the restricted shares, in exchange of the additional 8% equity ownership of FGS.

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

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The following table sets forth the computation of basic and diluted earnings per share for the years ended June 30, 2021, 2022 and 2023:

	For the years ended June 30,
	2021	2022	2023	2023
	RMB	RMB	RMB	US Dollars
Numerator:
Net income (loss) attributable to Recon Technology, Ltd	¥(22,832,734)	¥95,586,795	¥(59,167,301)	$(8,159,544)

Denominator:
Weighted-average number of ordinary shares outstanding – basic*	760,116	1,721,529	2,157,158	2,157,158
Class A Ordinary Shares*	760,116	1,612,427	1,880,065	1,880,065
Class B Ordinary Shares**	—	109,102	277,093	277,093
Outstanding options/warrants*	584,571	585,357	1,115,088	1,115,088
Potentially dilutive shares from outstanding options/warrants	—	—	—	—
Weighted-average number of ordinary shares outstanding – diluted*	760,116	1,721,529	2,157,158	2,157,158

Earnings (loss) per share – basic and diluted*	¥(30.04)	¥55.52	¥(27.43)	$(3.78)

*Retrospectively restated for the 1-for-18 reverse stock split on May 1, 2024.

** The Class B Ordinary Shares were not subjected to reverse stock split, and each Class B Ordinary Share is convertible into one-eighteenth (1/18) of one Class A Ordinary Share at any time by the holder thereof, so the weighted average number of Class B Ordinary Shares is calculated on a one-for-eighteen basis of issued and outstanding Class B Ordinary Shares.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

On August 21, 2018, the Company entered into a definitive investment agreement and a supplemental agreement (collectively, the “Agreement”) with FGS and the other shareholders of FGS. Following full performance under the Agreement, Recon will own 43% of FGS. As consideration for increasing its affiliates’ interest in FGS from 8% to 43%, the Company will (1) pay a total of RMB 10 million in cash to FGS and (2) issue 487,057 (27,059 shares post 2024 Reverse Split) restricted Class A Ordinary Shares of the Company (the “Restricted Shares”) to the other shareholders of FGS within 30 days after FGS finalizes recording the Company’s corresponding interest at the local governmental agency. If FGS does not reach certain performance goals, the Company has the right to cancel all of the Restricted Shares and without further payment. The Restricted Shares are also subject to lock-up period requirements that vary for each of FGS shareholders, from one year to three years following issuance of the Restricted Shares. FGS has finalized recording Recon’s corresponding interest at the local governmental agency, and Recon has issued 487,057 (27,059 shares post 2024 Reverse Split) Restricted Shares in total to the other shareholders of FGS in August 2018.

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

On February 8, 2021, and pursuant to FGS’ shareholder meeting resolution dated January 13, 2021 (“Acquisition Date”), two of the Company’s subsidiaries entered into the fourth supplemental agreement to the investment agreement with FGS and FGS’ founding shareholders to acquire 8% equity ownership of FGS, as an exchange for waiver of the requirement on FGS’ performance goal about the number of gas stations and cancellation of the related lock-up terms on the 487,057 (27,059 shares post 2024 Reverse Split) Restricted Shares of the Company (reflecting the effect of one-for-five reverse share split) issued per the agreement signed on August 21, 2018. FGS failed to complete one of the three goals set up in the investment agreement. As a consequence, the Company shall cancel one third of the 487,057 (27,059 shares post 2024 Reverse Split) Restricted Shares, which shall be 162,352 (9,020 shares post 2024 Reverse Split) Restricted Shares. According to this new arrangement, the Company waived the goals and cancellation of the shares as a deemed consideration of the 8% equity. Based on the share price $1.61 ($28.98 post 2024 Reverse Split) on January 13, 2021, the fair value of the waived performance goal equals to ¥1,689,807 ($261,667). As a result, the Company owns 51% interest of FGS and this transaction was considered as a step acquisition under ASC 805 “Business Combinations”. A step acquisition gain of ¥979,254 arising from revaluation of previously held equity interest was recognized during the year ended June 30, 2021.

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

NOTE 16. CLASS A ORDINARY SHARES

Share offering

On December 10, 2019, the Company’s Board approved to effect a one-for-five reverse share split of its Class A Ordinary Shares (the “2019 Reverse Share Split”) with the market effective date of December 27, 2019, such that the number of the Company’s Class A Ordinary Shares is decreased from 100,000,000 to 20,000,000 and the par value of each Class A Ordinary Share is increased from US$0.0185 to US$0.0925 (¥0.62) (US$ 1.67 post 2024 Reverse Split). As a result of the Reverse Share Split, each five pre-split Class A Ordinary Shares outstanding were automatically combined and converted to one issued and outstanding Class A Ordinary Share without any action on the part of the shareholder. No fractional Class A Ordinary Shares were issued to any shareholders in connection with the reverse share split. Each shareholder was entitled to receive one Class A Ordinary Share in lieu of the fractional share that would have resulted from the reverse share split. As of December 26, 2019 (immediately prior to the effective date), there were 23,049,639 (1,280,536 shares post 2024 Reverse Split) Class A Ordinary Shares outstanding, and the number of Class A Ordinary Shares outstanding after the Reverse Share Split is 4,611,720 (256,207 shares post 2024 Reverse Split), taking into account of the effect of rounding fractional shares into whole shares. In addition, all options and any other securities of the Company outstanding immediately prior to the Reverse Share Split (to the extent they don’t provide otherwise) will be appropriately adjusted by dividing the number of Class A Ordinary Shares into which the options and other securities are exercisable by 5 and multiplying the exercise price thereof by 5, as a result of the Reverse Share Split.

On April 5, 2021, the Company held its annual general meeting of shareholders (the “Annual Meeting”) for the fiscal year ended June 30, 2020. At the Annual Meeting, the Company’s shareholders approved a special resolution that the authorized share capital of the Company be amended from US$1,850,000 divided into 20,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0925 each, to US$15,725,000 divided into 150,000,000 (8,333,333 shares post 2024 Reverse Split) Class A Ordinary Shares of a nominal or par value of US$0.0925 (¥0.62) (US$ 1.67 post 2024 Reverse Split) each, and 20,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0925 (¥0.62) each. The change from Ordinary Shares to Class A Ordinary Shares is reflected with the NASDAQ Capital Market and in the marketplace at the open of business on April 12, 2021, whereupon the Class A Ordinary Shares began trading. The Company’s Class A Ordinary Shares will continue to trade on the NASDAQ Capital Market under the symbol “RCON” and under the CUSIP Number of G7415M124. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members. Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall be entitled to fifteen (15) votes on all matters subject to vote at general meetings of the Company.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On June 14, 2021, the Company and certain institutional investors (the “Purchasers”) entered into that certain securities purchase agreement (the “Purchase Agreement”), pursuant to which the Company agreed to sell to such Purchasers an aggregate of 6,014,102 (334,117 shares post 2024 Reverse Split) Class A Ordinary Shares, par value $0.0925 (US$1.67 post 2024 Reverse Split) per share and 2,800,000 (155,556 pre-funded warrants post 2024 Reverse Split) pre-funded warrants (the “Pre-Funded Warrants”) to purchase Class A Ordinary Shares in a registered direct offering, and warrants to purchase up to 8,814,102 (489,673 shares post 2024 Reverse Split) Class A Ordinary Shares in a concurrent private placement, for gross proceeds of approximately $55.0 million before deducting the placement agent’s fees and other offering expenses in an aggregate amount of ¥30,408,264, or $4.7 million.

On March 15, 2023, the Company and certain institutional investors (the “Purchasers”) entered into that certain securities purchase agreement (the “Purchase Agreement”), pursuant to which the Company agreed to sell to such Purchasers an aggregate of 8,827,500 (490,417 shares post 2024 Reverse Split) Class A Ordinary Shares, par value $0.0925 (US$ 1.67 post 2024 Reverse Split) per share and 1,175,000 (65,278 pre-funded warrants post 2024 Reverse Split) pre-funded warrants (the “Pre-Funded Warrants”) to purchase Class A Ordinary Shares in a registered direct offering, and warrants to purchase up to 10,002,500 (555,694 shares post 2024 Reverse Split) Class A Ordinary Shares in a concurrent private placement, for gross proceeds of approximately $8.0 million before deducting the placement agent’s fees and other estimated offering expenses.

The following table summarizes the Company’s Pre-Funded Warrants activities and status of Pre-Funded Warrants as of June 30, 2023:

		Weighted	Average
		Average	Remaining
	Pre-Funded	Exercise Price	Period
Pre-Funded Warrants	Warrants	Per Share	(Years)
Outstanding as of June 30, 2021	81,667	$0.18	5.46
Issued	—	—	—
Forfeited	—	—	—
Exercised	(81,667)	$0.18	—
Expired	—	—	—
Outstanding as of June 30, 2022	—	$—	—
Issued	65,278	0.18	5.50
Forfeited	—	—	—
Exercised	—	—	—
Expired	—	—	—
Outstanding as of June 30, 2023	65,278	$0.18	5.22

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

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17. ORDINARY SHARES PURCHASE WARRANTS ISSUED TO INVESTORS

In May and June 2020, the Company consummated two offerings. In connection with the offering, the Company issued to the investors warrants to purchase an aggregate of 911,112 (50,617 shares post 2024 Reverse Split) Class A Ordinary Shares at an exercise price of $2.25 ($40.50 post 2024 Reverse Split) per Class A Ordinary Share, which was amended to $1.25 ($22.50 post 2024 Reverse Split) per Class A Ordinary Share on the second offering on June 30, 2020. These warrants are exercisable at any time, and from time to time, in whole or in part, commencing on May 26, 2020 and expire on November 25, 2025. The fair value of these warrants, using the Black-Scholes option pricing model, on the date of issuance was $1,689,389. Variables used in the option-pricing model include (1) risk-free interest rate at the date of grant (0.40%), (2) expected warrant life of 5.5 years, (3) expected volatility of 99.50%, and (4) expected dividend yield of 0. As of June 30, 2021, all warrants were exercised and all the underlying shares were issued.

In June 2020, the Company issued to the investors warrants to purchase an aggregate of 1,680,000 (93,333 shares post 2024 Reverse Split) Class A Ordinary Shares at an exercise price of $1.25 ($22.50 post 2024 Reverse Split) per Class A Ordinary Share. These warrants are exercisable at any time, and from time to time, in whole or in part, commencing on June 30, 2020 and expire on December 30, 2025. The fair value of these warrants, using the Black-Scholes option pricing model, on the date of issuance was $1,639,333. Variables used in the option-pricing model include (1) risk-free interest rate at the date of grant (0.35%), (2) expected warrant life of 5.5 years, (3) expected volatility of 104.26%, and (4) expected dividend yield of 0. As of June 30, 2021, all warrants were exercised.

In June 2021, the Company issued to some institutional investors warrants to purchase an aggregate of up to 8,814,102 (489,673 shares post 2024 Reverse Split) Class A Ordinary Shares. (the “Warrant 2021”) The warrants are subject to deemed-liquidation redemption features and are therefore classified as a liability in accordance with FASB ASC 480. Warrant liability is classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities. The warrant liability is re-valued at each reporting period with the change in fair value recorded through earnings. The Company established the initial fair value of the warrants at $34,860,000. During the year ended June 30, 2023, the exercise price of warrants to purchase an aggregate of up to 7,950,769 (441,710 shares post 2024 Reverse Split) Class A Ordinary Shares was adjusted to $0.80 ($14.40 post 2024 Reverse Split), and the exercise price of the remaining warrants to purchase an aggregate of up to 863,333 (47,963 shares post 2024 Reverse Split) Class A Ordinary Shares remained at $6.24 ($112.32 post 2024 Reverse Split). As of June 30, 2022 and 2023, the fair value of the warrant liability of the Warrant 2021 was $2,490,000 and $1,930,000 (¥13,995,009). During the years ended June 30, 2022 and 2023, there was change in fair value of warrant liability in an aggregate amount of $27,030,000 and $560,000, respectively.

The key inputs into the Black-Scholes model were as follows at their measurement dates:

	June 30,		June 30,
Input	2023		2022
Number of warrants	47,963	$441,710	$489,673
Share price	0.34	$0.34	$0.66
Risk-free interest rate	4.41%	4.41%	3.00%
Volatility	127%	127%	109%
Exercise price	112.32	14.40	112.32
Warrant life	3.47 years	3.47 years	4.46 years

On March 15, 2023, the Company issued to some institutional investors warrants to purchase an aggregate of up to 10,002,500 (555,694 shares post 2024 Reverse Split) Class A Ordinary Shares. (the “Warrant 2023”) The warrants are subject to deemed-liquidation redemption features and are therefore classified as a liability in accordance with FASB ASC 480. Warrant liability is classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities. The warrant liability is re-valued at each reporting period with the change in fair value recorded through earnings. The Company established the initial fair value of the warrants at $2,750,000. As of June 30, 2023, the fair value of the warrant liability of the Warrant 2023 was $2,430,000 (¥17,620,659). During the years ended June 30, 2023, there was change in fair value of warrant liability in an aggregate amount of $320,000, respectively.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The key inputs into the Black-Scholes model were as follows at their measurement dates:

		March 15, 2023
	June 30,	(Initial
Input	2023	measurement)
Number of warrants	555,694	$555,694
Share price	0.34	$0.37
Risk-free interest rate	3.59%	3.58%
Volatility	110%	110%
Exercise price	14.40	14.40
Warrant life	5.22 years	5.50 years

The following table presents information about the Company’s warrants that were measured at fair value on a recurring basis as of June 30, 2022 and 2023, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.

		Quoted Prices In	Significant Other	Significant Other
	June 30,	Active Markets	Observable Inputs	Unobservable Inputs
Description	2022	(Level 1)	(Level 2)	(Level 3)
Liabilities:
Warrant liability	$2,490,000	$—	$—	$2,490,000

		Quoted Prices In	Significant Other	Significant Other
	June 30,	Active Markets	Observable Inputs	Unobservable Inputs
Description	2023	(Level 1)	(Level 2)	(Level 3)
Liabilities:
Warrant liability	$4,360,000	$—	$—	$4,360,000

The following table summarizes the Company’s Warrants activities and status of Warrants as of June 30, 2023:

		Weighted	Average
		Average	Remaining
		Exercise Price	Period
Warrants	Warrants	Per Share	(Years)
Outstanding as of June 30, 2021	489,673	$112.32	5.46
Issued	—	—
Forfeited	—	—
Exercised	—	—
Expired	—	—
Outstanding as of June 30, 2022	489,673	$112.32	4.46
Issued	555,694	14.40	5.50
Forfeited	—	—
Exercised	—	—
Expired	—	—
Outstanding as of June 30 2023	1,045,367	$18.90	4.40

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18. SHARE-BASED COMPENSATION

Share-Based Awards Plan

The following is a summary of the share options activity:

		Weighted
		Average
		Exercise Price
Share Options	Shares	Per Share
Outstanding as of June 30, 2021	6,084	$180.36
Granted	—	—
Forfeited	(1,640)	266.40
Exercised	—	—
Expired	—	—
Outstanding as of June 30, 2022	4,444	$148.50
Granted	—	—
Forfeited	—	—
Exercised	—	—
Expired	—	—
Outstanding as of June 30, 2023	4,444	$148.50

The following is a summary of the status of options outstanding and exercisable as of June 30, 2023:

Outstanding Options			Exercisable Options
		Average			Average
		Remaining			Remaining
Average Exercise		Contractual	Average Exercise		Contractual
Price	Number	life (Years)	Price	Number	life (Years)
$148.50	4,444	1.59	$148.50	4,444	1.59
4,444

The Share-based compensation expense recorded for stock options granted were all ¥Nil for the years ended June 30, 2021, 2022 and 2023, respectively. No unrecognized share-based compensation for stock options as of June 30, 2023.

Restricted Shares to Senior Management

As of June 30, 2023, the Company has granted restricted Class A Ordinary Shares to senior management and employees as follows:

On August 21, 2018, the Company granted 391,200 (21,733 shares post 2024 Reverse Split) restricted shares to its employees as compensation cost for awards. The fair value of the restricted shares was $2,523,240 based on the closing share price $6.45 ($116.10 post 2024 Reverse Split) at August 21, 2018. These restricted shares will vest over three years with one-third of the shares vesting every year from the grant date. All granted shares under this plan are fully vested on September 3, 2021.

On February 28, 2022, the Company granted 1,642,331 (91,241 shares post 2024 Reverse Split) Class A Ordinary Shares to its employees as compensation cost for awards. The fair value of the restricted shares was $1,708,024 based on the closing share price $1.04 ($18.72 post 2024 Reverse Split) at February 28, 2022. These restricted shares will vest over three years with one-third of the shares vesting every year from the grant date. As of June 30, 2023, 547,444 (30,414 shares post 2024 Reverse Split) shares were vested and the remaining 1,094,887 (60,827 shares post 2024 Reverse Split) shares will not be vested until February 28, 2025.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On March 15, 2023, the Company issued 1,000,000 (55,556 shares post 2024 Reverse Split) restricted Class A Ordinary Shares with a value of $372,600 based on the closing share price of $0.3726 ($6.71 post 2024 Reverse Split) on March 15, 2023 to its employee as compensation for service to the Company on new business exploration. The service period was six months from the date of grant. All of the restricted shares were issued on March 15, 2023 and the granted shares under this plan will not be vested until September15, 2023.

188,662 (10,481 shares post 2024 Reverse Split), 128,672 (7,148 shares post 2024 Reverse Split) and 1,000,000 (55,556 shares post 2024 Reverse Split) restricted Class A restricted shares were issued and outstanding for the years ended June 30, 2021, 2022 and 2023, respectively, for all the plans mentioned above.

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

The share-based compensation expense recorded for restricted shares issued for management was ¥6,140,037, ¥39,263,485 and ¥26,191,707 ($3,612,002) for the years ended June 30, 2021, 2022 and 2023, respectively. The total unrecognized share-based compensation expense of restricted shares issued for management and employees as of June 30, 2023 was approximately ¥8.0 million ($1.1 million), which is expected to be recognized over a weighted average period of approximately 1.46 years.

Restricted Shares for services

As of June 30, 2023, the Company has granted restricted Class A Ordinary Shares to consultant as follows:

On November 10, 2021, the Company signed a service agreement with Starry. As the service consideration, the Company should issue 500,000 (27,778 shares post 2024 Reverse Split) restricted Class A Ordinary Shares which vested in equal monthly amounts through the end of December 31, 2021. Half of the restricted Class A Ordinary Shares was valued based on the closing share price of $1.60 ($28.80 post 2024 Reverse Split) on December 10, 2021 and the other half was valued based on the closing share price of $1.31 ($23.58 post 2024 Reverse Split) on December 31, 2021. 250,000 (13,889 shares post 2024 Reverse Split) restricted Class A Ordinary Shares were issued on December 10, 2021 and the remaining 250,000 (13,889 shares post 2024 Reverse Split) restricted Class A Ordinary Shares were issued in January 2022.

On January 5, 2022, the Company signed a consulting agreement with Lintec Information Ltd (the “Consultant”). As the service consideration, the Company issued 1,050,000 (58,333 shares post 2024 Reverse Split) restricted Class A Ordinary Shares with a value of $1,354,500 based on the closing share price of $1.29 ($23.22 post 2024 Reverse Split) on January 5, 2022 to the Consultant as payment for being the Company’s investment and financial advisor for a period of one year. The vesting period of these shares was one year from the date of contract. All of the restricted shares were issued under this plan on January 5, 2022 and all of the granted shares under this plan was vested as of June 30, 2023.

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On March 15, 2023, the Company signed a consulting agreement with some business consultants (the “Consultants”). As the service consideration, the Company issued 1,000,000 (55,556 shares post 2024 Reverse Split) restricted Class A Ordinary Shares with a value of $372,600 based on the closing share price of $0.3726 ($6.71 post 2024 Reverse Split) on March 15, 2023 to the Consultants as compensation for acting as advisors to the Company on new business exploration. The vesting period of these shares was six months from the date of contract. All of the restricted shares were issued under this plan on March 15, 2023 and the granted shares under this plan will not be vested until September15, 2023.

Nil, 1,550,000 (86,111 shares post 2024 Reverse Split) and 1,000,000 (55,556 shares post 2024 Reverse Split) restricted Class A restricted shares were issued and outstanding during the years ended June 30, 2021, 2022 and 2023, respectively, for all the plans mentioned above.

The share-based compensation expense recorded for restricted shares issued for service was ¥nil, ¥8,935,920 and ¥5,805,840 ($800,662) for the years ended June 30, 2021, 2022 and 2023, respectively. The total unrecognized share-based compensation expense of restricted shares issued for service as of June 30, 2023 was ¥1,124,546 ($155,082), which is expected to be recognized over a weighted average period of approximately 0.21 years.

Following is a summary of the restricted shares granted:

Restricted share grants	Shares
Non-vested as of June 30, 2021	7,244
Granted	405,130
Vested	(291,967)
Non-vested as of June 30, 2022	120,407
Granted	277,778
Vested	(226,247)
Non-vested as of June 30, 2023	171,938

The following is a summary of the status of restricted share at June 30, 2023:

Outstanding Restricted Shares
		Average
		Remaining
Fair Value per		Amortization
Share	Number	Period (Years)
$18.72	60,827	1.67
6.66	111,111	0.21
	171,938

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

The hazardous waste operation permit originally held by Gansu BHD expires on July 26, 2023. Gansu BHD is currently renewing this permit.

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

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

RECON TECHNOLOGY, LTD

PARENT COMPANY BALANCE SHEETS (UNAUDITED)

	June 30,	June 30,	June 30,
	2022	2023	2023
	RMB	RMB	US Dollars
ASSETS
Cash	¥296,838,959	¥236,146,589	$32,566,104
Due from intercompany*	205,224,961	291,525,426	40,203,195
Other current assets	20,364,424	80,036,017	11,037,471
Total Current Assets	522,428,344	607,708,032	83,806,770

Investment in subsidiaries and VIEs	(77,566,835)	(122,920,490)	(16,951,511)

Total Assets	¥444,861,509	¥484,787,542	¥66,855,259

LIABILITIES AND SHAREHOLDERS’ EQUITY

Other current liabilities	7,552,452	3,964,912	546,786
Total Current Liabilities	7,552,452	3,964,912	546,786

Warrant liability	16,677,328	31,615,668	4,360,000
Total Liabilities	24,229,780	35,580,580	4,906,786

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A ordinary shares, $0.0001 U.S. dollar par value, 500,000,000 shares authorized; 1,704,766 shares and 2,306,295 shares issued and outstanding as of June 30, 2022 and 2023, respectively**	19,461	26,932	3,714
Class B ordinary shares, $0.0001 U.S. dollar par value, 80,000,000 shares authorized; 4,100,000 shares and 7,100,000 shares issued and outstanding as of June 30, 2022 and 2023, respectively**	2,604	4,693	647
Additional paid-in capital**	516,426,799	580,340,061	80,032,554
Accumulated deficit	(107,124,596)	(166,291,897)	(22,932,701)
Accumulated other comprehensive income	11,307,461	35,127,173	4,844,259
Total Shareholders’ Equity	420,631,729	449,206,962	61,948,473

Total Liabilities and Shareholders’ Equity	¥444,861,509	¥484,787,542	$66,855,259

* Due from intercompany are eliminated upon consolidation.

** Retrospectively restated for the 1-for-18 reverse stock split on May 1, 2024 and change in capital structure on March 29, 2024.

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

RECON TECHNOLOGY, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28. OTHER EVENTS

Reverse stock split

On March 29, 2024, the Company’s shareholders approved to effect a reverse stock split of the Company’s Class A Ordinary Shares at the ratio of one-for-eighteen with the market effective date of May 1, 2024 (the “2024 Reverse Split”). In connection with the reverse stock split, on March 29, 2024 the Company’s shareholder approved and authorized the Company’s registered office service agent to filed an Amended and Restated Articles of Association with local registry, and change its authorized share capital from: US$15,725,000 divided into 150,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0925 each, and 20,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0925 each, to: US$58,000 divided into 500,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0001 each and 80,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each (the “2024 change in capital structure”). As a result of the 2024 Reverse Split, each eighteen pre-split Class A Ordinary Shares outstanding were automatically combined and converted to one issued and outstanding Class A Ordinary Share. No fractional Class A Ordinary Shares were issued to any shareholders in connection with the 2024 Reverse Split. Each shareholder was entitled to receive one Class A Ordinary Shares in lieu of the fractional share that would have resulted from the reverse stock split. As of May 1, 2024 (immediately prior to the effective date), there were 141,703,218 Class A Ordinary Shares outstanding, and the number of Class A Ordinary Shares outstanding after the 2024 Reverse Split is 7,927,132, taking into account of the effect of rounding fractional shares into whole shares. In addition, all Class A Ordinary Shares, options and any other Class A securities of the Company outstanding immediately prior to the 2024 Reverse Split was retroactively applied by dividing the number of ordinary shares into which the options and other securities are exercisable by 18 and multiplying the exercise price thereof by 18, as a result of the 2024 Reverse Split.

All share and earnings per-share information have been retroactively adjusted to reflect the 2024 Reverse-Split and 2024 change in capital structure. The Company had 500,000.000 authorized Class A Ordinary Shares, par value of $0.0001, of which 1,704,766 and 2,306,295 Class A Ordinary Shares were issued and outstanding as of June 30, 2022 and 2023, retrospectively and respectively. The Company had 80,000.000 authorized Class B Ordinary Shares, par value of $0.0001, of which 4,100,000 and 7,100,000 Class B Ordinary Shares were issued and outstanding as of June 30, 2022 and 2023, retrospectively and respectively.