Form 20-F
period 2024-06-30
Recon Technology, Ltd
filed 2024-10-30
CIK 1442620

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2024

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
Room 601, No. 1 Shui’an South Street
Chaoyang District, Beijing 100012
People’s Republic of China

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A Ordinary Shares, $0.0001 par value per share	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 7,987,959 Class A Ordinary Shares.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

PART I

We are a Cayman Islands holding company. We are not a Chinese operating company, and do not conduct business operations directly in China. All China operations are conducted by our subsidiaries established in the People’s Republic of China (“PRC” or “China”) and in the Hong Kong Special Administrative Region of the People’s Republic of China (“HKSAR” or “Hong Kong”), and by our contractual arrangements with variable interest entities, or “VIEs,” and the VIEs’ subsidiaries located in China. This structure involves unique risks to investors. The VIE structure provides contractual exposure to foreign investment in Chinese-based companies, pursuant to which U.S. GAAP accounting rules require us to consolidate such VIEs’ financial results in our financial statements. VIE structures are generally used where Chinese law prohibits direct foreign investment in the operating companies. Investors may never directly hold equity interests in the Chinese operating companies. Unless otherwise stated, as used in this report and in the context of describing our operations and consolidated financial information, “we,” “us,” “Company,” or “our,” refers to Recon Technology, Ltd, a Cayman Islands exempted limited company, together with our subsidiaries. “Our subsidiaries” refer to Recon Investment Ltd., Recon Hengda Technology (Beijing) Co. Ltd., Shandong Recon Renewable Resources Technology Co., Ltd. and Guangxi Recon Renewable Resources Technology Co., Ltd. or Recon-IN, Recon-BJ, Recon-SD, and Recon-GX, respectively. “VIEs” refers to the PRC variable interest entities and their subsidiaries (Nanjing Recon Technology Co., Beijing BHD Petroleum Technology Co., Gan Su BHD Environmental Technology Co. Ltd, Huang Hua BHD Petroleum Equipment Manufacturing Co. Ltd., and Qing Hai BHD New Energy Technology Co. Ltd., Future Gas Station (Beijing) Technology, Ltd., or “Nanjing Recon,” “BHD,” “Gan Su BHD,” “HH BHD,” “Qing Hai BHD,” and “FGS” respectively). You are not investing in Nanjing Recon, BHD, Gan Su BHD, HH BHD, Qing Hai BHD, or FGS. Instead, we entered into certain contracts (the “VIE Agreements”) dated April 1, 2019, which are used to provide investors exposure to foreign investment in China-based companies where Chinese law prohibits or restricts direct foreign investment in the operating companies. A wholly foreign-owned entity (“WFOE”) is a limited liability company based in the People’s Republic of China but wholly owned by foreign investors. In our instance, Recon-BJ is a WFOE wholly owned by us through our subsidiary, Recon-IN, a Hong Kong limited company. As a result of our direct ownership in the WFOE and the VIE Agreements, we are regarded as the primary beneficiary of the VIE for accounting purposes.

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

For U.S. GAAP purposes, each VIE has its own operating cash flow. Cash flow between our Company and the VIEs primarily consists of transfers from us to the VIEs for supplemental working capital, which is mainly used in purchase of materials and payment of operating expenses and investments. In addition, the VIEs occasionally make payments on our behalf when we experience a cash shortage. For the fiscal years ended June 30, 2024, 2023 and 2022, the net cash transferred from the Company to the VIEs were RMB84,211,565, RMB69,562,912 and RMB55,569,342, respectively. There were no cash transferred from the VIEs to the Company or fees paid on behalf of the Company by the VIEs during the years ended June 30, 2024, 2023 and 2022. Neither we nor the VIEs have present plans to distribute earnings or settle amounts owed under the Contractual Agreements. Cash in the VIEs are expected to be retained for business growth and operation. No dividends or distributions have been declared to pay to us from our subsidiaries or the VIEs. No dividends or distributions were made to any U.S. investors.

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

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On July 10, 2021, the PRC State Internet Information Office issued the Measures of Cybersecurity Review (Revised Draft for Comments, not yet effective), which requires cyberspace operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review. Furthermore, the Chinese education sector is going through a series of reforms and new laws and guidelines have been recently promulgated and released to regulate our industry. As of the date of this report, these new laws and guidelines have not impacted the Company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange because the Company and the VIEs are not involved in the education industry and do not maintain data of more than 1 million users; however, there are uncertainties in the interpretation and enforcement of these new laws and guidelines, which could materially and adversely impact our business and financial outlook. On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

On February 24, 2023, the CSRC, together with Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing which was issued by the CSRC, National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the Provisions. The revised Provisions is issued under the title the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding its application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, including but not limited to (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations.

Any failure or perceived failure by the Company, the Company’s subsidiaries in China or the VIE to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in that the relevant entities would be held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime. As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure you that we will be able to comply with new regulatory requirements relating to our future overseas capital-raising activities. Notwithstanding the foregoing, as of the date of this report, we are not aware of any Chinese laws or regulations in effect requiring that we obtain permission from any Chinese authority to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction or any regulatory objection to our initial public offering from the CSRC.

As advised by Jingtian & Gongcheng, our PRC counsel, as we completed our IPO and listing prior to September 30, 2023, we were not required to complete the filing procedures pursuant to the Trial Measures for our initial public offering. However, as we are planning to conduct further offerings in the U.S., we are now required to complete the filing procedures with the CSRC pursuant to the requirements of the Trial Measures. Based on the above and our understanding of the Chinese laws and regulations currently in effect as of the date of this report, we are not aware of any PRC laws or regulations in effect requiring that we obtain permission or approval from any PRC authorities for our subsidiaries or the VIE’s operations and to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection to our initial offerings from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations.  However, there remains uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. Any failure to obtain or delay in obtaining such approval, complete required filing or procedures, or a rescission of any such approval or filing obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory agencies may impose fines and penalties on our operations in mainland China, limit our ability to pay dividends outside of China, limit our operations in China, or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the Class A Ordinary Shares. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of the Class A Ordinary Shares.

On February 24, 2023, the CSRC, together with Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing which was issued by the CSRC, National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the Provisions. The revised Provisions is issued under the title the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding its application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, including but not limited to (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations.

Any failure or perceived failure by the Company, the Company’s subsidiaries in China or the VIE to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in that the relevant entities would be held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime. As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure you that we will be able to comply with new regulatory requirements relating to our future overseas capital-raising activities. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless. See “Risk Factor — Risks Related to Doing Business in China — The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our Class A Ordinary Shares.”

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable for annual reports on Form 20-F.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable for annual reports on Form 20-F.

ITEM 3.KEY INFORMATION

A.	Selected Financial Data.

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of operations data for the three years ended June 30, 2022, 2023 and 2024 and the consolidated balance sheet data as of June 30, 2022, 2023 and 2024 have been derived from our audited consolidated financial statements set forth in “Item 18 – Financial Statements”. The selected consolidated balance sheet data for the year ended June 30, 2022 have been derived from our audited consolidated balance sheet as of June 30, 2022, which is not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with Generally Accepted Accounting Principles in the United States of America, or U.S. GAAP.

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

(All amounts in Renminbi, except for shares outstanding)

Statement of operations data:

	For the years ended June 30,
	2024	2023	2022
	RMB¥	RMB¥	RMB¥
Revenue	68,854,280	67,114,378	83,777,571
Loss from operations	(71,637,911)	(69,332,735)	(82,313,417)
Net income (loss) attributable to Recon Technology, Ltd	(49,871,259)	(59,167,301)	95,586,795

Earnings (loss) per share*
-Basic	(9.88)	(27.43)	55.52
-Diluted	(9.88)	(27.43)	55.52

Weighted average number of Class A and Class B Ordinary Shares used in computation*
-Basic	5,048,952	2,157,158	1,721,529
-Diluted	5,048,952	2,157,158	1,721,529

*Retrospectively restated for the 1-for-18 reverse stock split effective on May 1, 2024.

Balance sheet data:

	2024	2023	2022
	RMB¥	RMB¥	RMB¥
Current assets	506,485,249	504,413,173	445,617,041
Total assets	552,389,514	531,824,577	490,242,084
Current liabilities	47,477,363	61,032,862	52,878,284
Total liabilities	61,455,617	92,673,674	77,357,323
Total shareholder’s equity	502,554,537	449,206,962	420,631,729
Shares outstanding (Class A Ordinary Shares)*	7,987,959	2,306,295	1,704,766
Shares outstanding (Class B Ordinary Shares)	7,100,000	7,100,000	4,100,000

*Retrospectively restated for the 1-for-18 reverse stock split on May 1, 2024.

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

Our company and our subsidiaries, Recon Investment Ltd. (“Recon-IN”), Recon Hengda Technology (Beijing) Co., Ltd. (“Recon-BJ”), Shandong Recon Renewable Resources Technology Co., Ltd. (“Recon-SD”) and Guangxi Recon Renewable Resources Technology Co., Ltd. (“Recon-GX) are contractually engaged with the following PRC VIE companies and their subsidiaries: Beijing BHD Petroleum Technology Co., Ltd. (“BHD”), Future Gas Station (Beijing) Technology, Ltd. (“FGS”), Nanjing Recon Technology Co., Ltd. (“Nanjing Recon”), Gan Su BHD Environmental Technology Co. Ltd. (“Gan Su BHD”), Huang Hua BHD Petroleum Equipment Manufacturing Co. Ltd. (“HH BHD”), and Qing Hai BHD New Energy Technology Co. Ltd. (“Qing Hai BHD”) (collectively, the “Domestic Companies”). As new technologies are developed, the Domestic Companies and we may need to adapt and change our products and services, our method of marketing or delivery or alter our current business in ways that may adversely affect revenue and our ability to achieve our proposed business goals. Accordingly, there is a risk that the Domestic Companies’ and our technology will not support a viable commercial enterprise.

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

Although the Chinese government has issued Nanjing Recon and BHD over fifty copyrights on software and Nanjing Recon and BHD over sixty patents on products, we cannot guarantee that competitors will be unable to develop technologies that are similar or superior to the Domestic Companies’ and our technology. Despite our efforts to protect the Domestic Companies’ and our proprietary rights, unauthorized parties, including customers, may attempt to reverse engineer or copy aspects of the Domestic Companies’ and our products or to obtain and use information that the Domestic Companies and we regard as proprietary. Furthermore, our competitors may independently develop substantially equivalent or superior proprietary information and techniques, reverse engineer information and techniques, or otherwise gain access to our proprietary technology. In the future, we cannot guarantee that others will not use the Domestic Companies’ and our technology without proper authorization. In addition, under the Chinese intellectual property law, the 50-year protection period for software copyright and 10-year patent protection period are not subject to renewal upon expiration.

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

Since the fiscal year ended June 30, 2017, Sinopec accounted for less than 10% of our revenue. A we developed new product lines, revenue from Sinopec increased and account for 19%, 32% and 28% of our revenue in the fiscal years ended June 30, 2024, 2023 and 2022, respectively.

We provide products and services to CNPC under a series of agreements, each of which is terminable without notice. We first began to provide services to CNPC in 2000. CNPC accounted for approximately 48%, 43% and 50% of our revenue in the fiscal years ended June 30, 2024, 2023 and 2022, respectively, and any termination of our business relationships with CNPC would materially harm our operations.

In the fiscal year ended June 30, 2019, we had established a solid relationship with Shenhua Group Corporation Limited (“Shenhua Group”) and revenue from it in the fiscal year 2022 accounted for approximately 10% of our revenue. For fiscal year 2023, revenue from Shenhua accounted for 8% of our revenue as competition became fierce. For fiscal year 2024, affected by temporary changes in market participation requirements from Shenhua Group, our business from this basis was temporary disrupted and revenue from Shenhua Group accounted for 0% of our revenue.

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

To date, the oil drilling industry in China to date has not been subject to the type and scope of regulation seen in Europe and the United States. However, the Chinese government may implement new legislation or regulations or may enforce existing laws more stringently. For example, the Energy Law of the People’s Republic of China (Draft), issued on April 26, 2024, is China’s first draft energy law that encourages the optimization of the layout and structure of the petroleum processing and conversion industry through the use of advanced and intensive processing methods, though it has not yet come into effect. Either of these scenarios may have a significant impact on our customers’ mining and extraction operations and may require us or our customers to significantly change operations or to incur substantial costs. We believe that the Domestic Companies’ and our operations in China are in compliance with China’s applicable legal and regulatory requirements. However, there can be no assurance that China’s central or local governments will not impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures.

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

Our company is much smaller than our main foreign competitors, including Schneider-electric, Siemens, Honeywell International, Emerson Process Management and Rockwell Automation, and we compete in large part on the basis of the quality of services we are able to provide our clients. As a result, we are heavily dependent upon our ability to attract, retain and motivate skilled personnel to serve our clients. Many of our personnel possess skills that would be valuable to all companies engaged in the integrated automation services industry. Consequently, we expect that we will have to actively compete for these employees. Some of our competitors may be able to pay our employees more than we are able to pay to retain them. Our ability to profitably operate is substantially dependent upon our ability to locate, hire, train and retain our personnel. There can be no assurance that we will be able to retain our current personnel, or that we will be able to attract or assimilate other personnel in the future. If we are unable to effectively obtain and maintain skilled personnel, the development and quality of our technological products and the effectiveness of installation and training could be materially impaired.

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

Each of these individuals would be difficult to replace. We do not have in place “key person” life insurance policies on any of our employees. The loss of the services of any of our executive officers or other key employees could substantially impair our ability to successfully develop new systems and develop new programs and enhancements. In addition, we would need to spend considerable time and other resources to seek suitable replacements, which might detract from our efforts to develop our business.

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

We have not previously paid any cash dividends, and we do not anticipate paying any dividends on our Class A Ordinary Shares. As we intend to remain in a growth mode, we intend to reinvest any profits in the foreseeable future to grow the business. We cannot assure you that our operations will continue to result in sufficient revenue to enable us to operate at profitable levels or to generate positive cash flows. Furthermore, there is no assurance our board of directors will declare dividends even if we are profitable. Dividend policy is subject to the discretion of our board of directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. If we decide to pay dividends on any of our Class A Ordinary Shares in the future, we will be dependent, in large part, on receipt of funds from the Domestic Companies.

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

Failure to renew expired Hazardous Waste Operating Permit and unutilized ICP License could adversely affect our operations and financial performance

Gansu BHD operates a facility with an annual capacity of 60,000 tons for the comprehensive utilization and harmless treatment of oilfield oily waste. This facility primarily handles oily sludge, which contains mineral oil components that pose significant environmental risks if not properly managed. Therefore, compliance with the Solid Waste Sludge Environmental Protection Law and the Hazardous Waste Operating Permit Management Regulations is mandatory for the proper treatment and disposal of oily sludge. However, the company’s Hazardous Waste Operating Permit, which is essential for the legal operation of the facility, expired on July 26, 2023, and has not yet been renewed. While Gansu BHD ceased relevant operations after the permit expired and is actively pursuing renewal, the expired permit could negatively impact the company’s revenue streams and operational efficiency. Moreover, the timeline and outcome of the renewal process remain uncertain. Administrative delays or denial of the renewal could further prevent the company from resuming hazardous waste management activities, adversely affecting its future operations and financial stability.

In addition, Future Gas Station holds an ICP license that has been continuously renewed despite not being utilized. This situation may lead to inefficiencies and additional costs without generating revenue, ultimately impacting the company’s profitability and financial health. The ongoing renewal of the ICP license without active use may also raise concerns among regulatory authorities about the validity of the license and the company’s intentions. This could lead to increased scrutiny or potential regulatory compliance issues.

Failure to comply with laws and regulations applicable to our business in China could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business.

Our business is subject to regulation by various governmental agencies in China, including agencies responsible for monitoring and enforcing compliance with various legal obligations, such as value-added telecommunication laws and regulations, privacy and data protection-related laws and regulations, intellectual property laws, employment and labor laws, workplace safety, environmental laws, consumer protection laws, governmental trade laws, import and export controls, anti-corruption and anti-bribery laws, and tax laws and regulations. In certain jurisdictions, these regulatory requirements may be more stringent than in China. These laws and regulations impose added costs on our business. Noncompliance with applicable regulations or requirements could subject us to:

●	investigations, enforcement actions, and sanctions;
●	mandatory changes to our network and products;
●	disgorgement of profits, fines, and damages;
●	civil and criminal penalties or injunctions;
●	claims for damages by our customers or channel partners;
●	termination of contracts;

●	loss of intellectual property rights;
●	failure to obtain, maintain or renew certain licenses, approvals, permits, registrations or filings
●	necessary to conduct our operations; and
●	temporary or permanent debarment from sales to public service organizations.

If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations, and financial condition could be adversely affected. In addition, responding to any action will likely result in a significant diversion of our management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could materially harm our business, results of operations, and financial condition.

Additionally, companies in the technology industry have recently experienced increased regulatory scrutiny. Any similar reviews by regulatory agencies or legislatures may result in substantial regulatory fines, changes to our business practices, and other penalties, which could negatively affect our business and results of operations.

Changes in social, political, and regulatory conditions or in laws and policies governing a wide range of topics may cause us to change our business practices. Further, our expansion into a variety of new fields also could raise a number of new regulatory issues. These factors could negatively affect our business and results of operations in material ways.

Moreover, we are exposed to the risk of misconduct, errors and failure to functions by our management, employees and parties that we collaborate with, who may from time to time be subject to litigation and regulatory investigations and proceedings or otherwise face potential liability and penalties in relation to noncompliance with applicable laws and regulations, which could harm our reputation and business.

Risks Related to Our Corporate Structure

Our contractual arrangements with the Domestic Companies and their respective shareholders may not be as effective in providing control over these entities as direct ownership.

We are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct a substantial majority of our operations through our Wholly Foreign Owned Enterprise (“WFOE”) and the VIEs and their subsidiaries in China providing certain technical and consultation services. A WFOE is a limited liability company based in the People’s Republic of China but wholly owned by foreign investors. In our instance, Recon Hengda Technology (Beijing) Co., Ltd (“Recon-BJ”) is a WFOE wholly owned by Recon Investment Ltd. (“Recon-IN”), a Hong Kong limited company, which in turn is wholly owned by us. We consolidated the financial results of BHD and Nanjing Recon into our financial statements based on the VIE agreements entered into on April 1, 2019. Most, if not all, of our revenue derives from operations of the VIEs and their subsidiaries. Our Ordinary Shares are shares of our offshore holding company instead of shares of the VIEs or our PRC subsidiary. These Contractual Arrangements may not be as effective in providing us with control over the VIEs as direct ownership. For example, BHD could fail to take actions required for our business or fail to pay dividends to Recon-BJ despite its contractual obligation to do so. If the Domestic Companies fail to perform under their agreements with us, we may have to rely on legal remedies under PRC law, which may not be effective. In addition, these agreements have not been tested in a court of law.

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

At the 2021 annual meeting, our shareholders approved a special resolution to implement a dual class structure establishing Class A and Class B Ordinary Shares. The dual class structure of our ordinary shares has the effect of concentrating voting control with holders of Class B Ordinary Shares. Our Class B Ordinary Shares have stronger voting power than our Class A Ordinary Shares and certain existing shareholders have substantial influence over our Company and their interests may not be aligned with the interests of our other shareholders.

Our classified board structure may prevent a change in our control.

Our board of directors is divided into three classes of directors. The current terms of the directors expire in 2025, 2026 and 2027. Directors of each class are chosen for three-year terms upon the expiration of their current terms, and each year one class of directors is elected by the shareholders. The staggered terms of our directors may reduce the possibility of a tender offer or an attempt at a change in control, even though a tender offer or change in control might be in the best interest of our shareholders.

Shareholder rights under Cayman Islands law may differ materially from shareholder rights in the United States, which could adversely affect the ability of us and our shareholders to protect our and their interests.

Our corporate affairs are governed by our Memorandum and Articles of Association, by the Companies Act (2023 Revision) and the common law of the Cayman Islands. The right of shareholders to take action against the directors, actions by minority shareholders, and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority but are not binding on a court in the Cayman Islands. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate laws. Moreover, our company could be involved in a corporate combination in which dissenting shareholders would have no rights comparable to appraisal rights which would otherwise ordinarily be available to dissenting shareholders of United States corporations. However, Cayman Islands statutory law does provide a mechanism for a dissenting shareholder in a merger or consolidation to apply to the Grand Court for a determination of the fair value of the dissenter’s shares if it is not possible for the dissenter and the Company to agree a fair price within the time limits prescribed. Also, our Cayman Islands counsel is not aware of a significant number of reported derivative actions having been brought in Cayman Islands courts. Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings which are similar. Such actions are ordinarily available in respect of United States corporations in U.S. courts. Finally, Cayman Islands companies may not have standing to initiate shareholder derivative action before the federal courts of the United States. As a result, our public shareholders may face different considerations in protecting their interests in actions against the management, directors or our controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States, and our ability to protect our interests may be limited if we are harmed in a manner that would otherwise enable us to sue in a United States federal court.

As we are a Cayman Islands company and most of our assets are outside the United States, it will be extremely difficult to acquire jurisdiction and enforce liabilities against us and our officers, directors and assets based in China.

We are a Cayman Islands exempt company, and our corporate affairs are governed by our Memorandum and Articles of Association and by the Cayman Islands Companies Act (2023 Revision) and other applicable Cayman Islands laws. Certain of our directors and officers reside outside of the United States. In addition, the Company’s assets will be located outside the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon our directors or officers and our subsidiaries, or enforce against any of them court judgments obtained in United States’ courts, including judgments relating to United States federal securities laws. In addition, there is uncertainty as to whether the courts of the Cayman Islands and of other offshore jurisdictions would recognize or enforce judgments of United States’ courts obtained against us predicated upon the civil liability provisions of the securities laws of the United States or any state thereof on the grounds that such provisions are penal in nature, or be competent to hear original actions brought in the Cayman Islands or other offshore jurisdictions predicated upon the securities laws of the United States or any state thereof. Our Cayman Islands’ counsel has advised us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign judgment of a court of competent jurisdiction if such judgment is final, for a liquidated sum, provided it is not in respect of taxes or a fine or penalty, is not inconsistent with a Cayman Islands’ judgment in respect of the same matters, and was not obtained in a manner which is contrary to the public policy of the Cayman Islands. A Cayman Islands court may stay proceedings if concurrent proceedings are being brought elsewhere. Furthermore, because the majority of our assets are located in China, it would also be extremely difficult to access those assets to satisfy an award entered against us in United States court.

We may have difficulty in enforcing any rights we may have under the VIE Agreements in PRC.

As all of the VIE Agreements are governed by the PRC laws and provide for the resolution of disputes through arbitration in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in the United States. As a result, uncertainties in the PRC legal system could further limit our ability to enforce these VIE Agreements. Furthermore, these VIE Agreements may not be enforceable in China if PRC government authorities or courts take a view that such VIE Agreements contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce these VIE Agreements, we may not be able to exert effective control over the VIEs, and our ability to conduct our business may be materially and adversely affected.

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

We have engaged in transactions with related parties, and such transactions present possible conflicts of interest that could have an adverse effect on our business and results of operations.

We entered into a number of transactions with related parties. All material related party transactions must be approved by our board of directors. Such material related party transactions must be made or entered into on bona fide terms in the best interests of the Company and not with the effect of constituting a fraud on the minority shareholders.

Transactions with related parties present potential for conflicts of interest, as the interests of related party may not align with the interests of our shareholders. Although we believe these transactions were in our best interests, we cannot assure you that these transactions were entered into on terms as favorable to us as those that could have been obtained in an arms-length transaction. We may also engage in transactions with related parties in the future. Conflicts of interests arise when we transact business with related parties. These transactions, individually or in aggregate, may have an adverse effect on our business and results of operations or may result in government enforcement actions or other litigation.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our Class A Ordinary Shares.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to securities regulation, data protection, cybersecurity and mergers and acquisitions and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

Government actions in the future could significantly affect economic conditions in China or particular regions thereof and could require us to materially change our operating activities or divest ourselves of any interests we hold in Chinese assets. Our business may be subject to various government and regulatory interference in the provinces in which we operate. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry.

Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. It is uncertain when and whether we will be required to obtain permission from the PRC government to offering securities in the U.S. in the future, and even when such permission is obtained, whether we will be denied or rescinded. Although we are currently not required to obtain permission from any of the PRC regulatory authorities to obtain such permission and has not received any denial regarding our listing on the Nasdaq Capital Market and the entry into the VIE Agreements, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry.

Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completed our auditors for two consecutive years.

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

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. The interim final rule applies to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. Consistent with the HFCAA, the interim final rule requires the submission of documentation to the SEC establishing that such a registrant is not owned or controlled by a government entity in that foreign jurisdiction and also requires disclosure in a foreign issuer’s annual report regarding the audit arrangements of, and government influence on, such registrants. On May 13, 2021, the PCAOB issued proposed PCAOB Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act for public comment. The proposed rule provides a framework for making determinations as to whether PCAOB is unable to inspect an audit firm in a foreign jurisdiction, including the timing, factors, bases, publication and revocation or modification of such determinations, and such determinations will be made on a jurisdiction-wide basis in a consistent manner applicable to all firms headquartered in the jurisdiction. In November 2021, the SEC approved PCAOB Rule 6100. On December 2, 2021, the SEC adopted amendments to final rules implementing the disclosure and submission requirements of the HFCAA.

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

On August 26, 2022, the PCAOB signed a SOP with the CSRC and the MOF of the PRC regarding cooperation in the oversight of PCAOB-registered public accounting firms in the PRC and Hong Kong which establishes a method for the PCAOB to conduct inspections of PCAOB-registered public accounting firms in the PRC and Hong Kong, as contemplated by the Sarbanes-Oxley Act. Under the agreement, (a) the PCAOB has sole discretion to select the firms, audit engagements and potential violations it inspects and investigates without consultation with, or input from, PRC authorities; (b) procedures are in place for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; (c) the PCAOB has direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates; and (d) the PCAOB shall have the unfettered ability to transfer information to the SEC in accordance with the Sarbanes-Oxley Act, and the SEC can use the information for all regulatory purposes, including administrative or civil enforcement actions. The PCAOB was required to reassess its determinations as to whether it is able to carry out inspections and investigations completely and without obstruction by the end of 2022. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and vacated its previous determinations. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination.

Congress passed fiscal year 2023 Omnibus spending legislation in December 2022, which contained provisions to accelerate the HFCAA timeline for implementation of trading prohibitions from three years to two years. As a result, the SEC is required to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections or complete investigations for two consecutive years.

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

On August 22, 2023, we appointed Enrome LLP as its independent registered public accounting firm. Enrome LLP replaced Marcum Asia which we dismissed on August 22, 2023. The appointment of Enrome LLP was made after careful consideration and evaluation process and has been approved by our audit committee of our board of directors. Our decision to make this change was not the result of any disagreement between the Company and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. The Company’s decision to terminate Marcum Asia was based on cost control concerns.

Marcum Asia and formerly Friedman are headquartered in New York, New York and have been subject to inspection by the PCAOB on a regular basis. Our current auditor, Enrome LLP, an independent registered public accounting firm, has been retained to audit the financial statements for the fiscal year ended June 30, 2024. Enrome LLP is subject to PCAOB inspections and the PCAOB is able to inspect our auditor. We cannot assure you whether NASDAQ or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In the event that there is a lack of inspection or if Enrome LLP, Marcum Asia or Friedman are unable to permit an inspection by the PCAOB, however unlikely, our shares would be prohibited under the HFCA Act which may lead a securities exchange to determine to delist our shares. Such potential delisting would substantially impair your ability to sell or purchase our shares when you wish to do so, and such risk and uncertainty associated with a potential delisting due to a lack of inspection would have a negative impact on the price of our shares.

Additional compliance procedures may be required due to the promulgation of the new filing-based administrative rules for overseas offering and listing by domestic companies in China, which could significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares to investors and could cause the value of our Ordinary Shares to significantly decline or become worthless.

On February 17, 2023, the CSRC promulgated the Trial Measures and five supporting guidelines, which went into effect on March 31, 2023. Pursuant to Article 16 of the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. Where an issuer offers securities in the same overseas market after overseas initial public offerings or listing, it shall complete filing procedures with the CSRC within three working days after completion of offering. The required filing materials with the CSRC in relation to the offering in the same overseas market include (without limitation): (i) record-filing reports and related undertakings; and (ii) PRC legal opinions issued by domestic law firms (with related undertakings).

Pursuant to the Trial Administrative Measures, we have to file with the CSRC with respect to public offering, and the CSRC will conclude the filing procedures and publish the filing results on the CSRC website within twenty working days after receiving the filing documents, if the filing documents are complete and in compliance with stipulated requirements. However, during the filing process, the CSRC may request the Company to supply additional documents or may consult with competent authorities, the time for which will not be counted in the twenty working days. As advised by Jingtian & Gongcheng, our PRC counsel, we were not required to complete the filing procedures pursuant to the Trial Measures for our initial public offering because we completed our IPO and listing prior to September 30, 2023. However, we are now required to complete the filing procedures with the CSRC pursuant to the requirements of the Trial Measures for subsequent offerings conducted in the U.S. Based on the above and our understanding of the Chinese laws and regulations currently in effect as of the date of this report, any failure or perceived failure of the Company to fully comply with the filing requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations, potentially causing the value of our securities to significantly decline or be worthless.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC resident holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

SAFE promulgated the Notice of SAFE on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment, or SAFE Circular 13, on February 13, 2015, which was effective on June 1, 2015. SAFE Circular 13 cancels two administrative approval items: foreign exchange registration under domestic direct investment and foreign exchange registration under overseas direct investment, instead. Banks shall directly examine and handle foreign exchange registration under domestic direct investment and foreign exchange registration under overseas direct investment, and SAFE and its branch shall indirectly regulate the foreign exchange registration of direct investment through banks.

In 2008, to protect our shareholders from possible future foreign ownership restrictions, our Founders signed a series of agreements with Recon-JN, BHD and Nanjing Recon, so Recon-JN became the primary beneficiary of BHD and Nanjing Recon for accounting purposes. On April 1, 2019, as part of our planned organizational restructuring, Recon-BJ entered into a series of VIE agreements with BHD and Nanjing Recon, respectively, under the same terms and conditions as that of the VIE agreements previously entered into by Recon-JN. As a result, the VIEs were effectively transferred from Recon-JN to Recon-BJ. Our beneficial owners, Mr. Chen Guangqiang and Mr. Yin Shenping, both PRC residents, initially completed their SAFE registration at the Jining branch of SAFE. However, they failed to comply with the required procedures to update and amend their SAFE registration in a timely manner.

Failure to register or comply with relevant requirements may subject Mr. Chen, Mr. Yin and our PRC subsidiaries to fines and legal sanctions. The non-compliance could also limit our ability to contribute additional capital to our PRC subsidiaries and restrict their ability to distribute dividends to our company. Additionally, it may constrain our PRC subsidiaries’ ability to increase their registered capital or distribute profits. Such risks could have a material adverse effect on our business, financial condition, and results of operations. Due to the lack of interconnection between the SAFE registration systems in Jining and Beijing, Mr. Chen and Mr. Yin have established two new BVI offshore companies to transfer their previously held shares and update their SAFE registration. However, whether the amendment registration can be completed remains uncertain. We urge investors to fully consider these associated risks.

PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitably.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. Recon cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The PRC legal system is a civil law system based on written statutes. Prior court decisions are encouraged to be used for reference but it remains unclear to what extent the prior court decisions may impact the current court ruling as the encouragement policy is new and there is limited judicial practice in this regard. Since a large number of laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and the enforcement of these laws, regulations and rules involves uncertainties.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of its contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

We are also subject to the legal and operational risks associated with being based in and having substantially all operations in China. These risks may result in material changes in operations, or a complete hindrance of Recon’s ability to offer or continue to offer its securities to investors, and could cause the value of Recon’s securities to significantly decline or become worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On December 28, 2021, Cybersecurity Review Measures (2021 version) was issued, which became effective on February 15, 2022. As of the date of this report, the above regulations have not impacted our ability to conduct the business, accept foreign investments, or list on a U.S. or other foreign exchange; however, there are uncertainties in the interpretation and enforcement of these new laws and guidelines, which could materially and adversely impact our overall business and financial outlook.

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

It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator, such as the Department of Justice, the SEC, the PCAOB and other authorities, to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Some of our business operations are conducted in Hong Kong and the PRC. In the event that the U.S. regulators carry out investigation on us and there is a need to conduct investigation or collect evidence within the territory of the PRC, the U.S. regulators may not be able to carry out such investigation or evidence collection directly in the PRC under the PRC laws. The U.S. regulators may consider cross-border cooperation with securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of the PRC.

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

On October 21, 2005, SAFE issued a public notice, the Notice on Relevant Issues in the Foreign Exchange Control over Financing and Return Investment Through Special Purpose Companies by Residents Inside China, or the SAFE notice, which requires PRC residents, including both legal persons and natural persons, to register with the competent local SAFE branch before establishing or controlling any company outside of China, referred to as an “offshore special purpose company,” for the purpose of overseas equity financing involving onshore assets or equity interests held by them. In addition, any PRC resident that is the shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China. Moreover, if the offshore special purpose company was established and owned the onshore assets or equity interests before November 1, 2005, a retroactive SAFE registration is required to have been completed before March 31, 2006. If any PRC shareholder of any offshore special purpose company fails to make the required SAFE registration and amendment, the PRC subsidiaries of that offshore special purpose company (Recon-IN, Recon-BJ, Recon-SD and Recon-GX for our company) may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the offshore special purpose company. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

Due to lack of official interpretation, some of the terms and provisions in the SAFE notice remain unclear and implementation by central SAFE and local SAFE branches of the SAFE notice has been inconsistent since its adoption. Because of uncertainty over how the SAFE notice will be interpreted and implemented, we cannot predict how it will affect our business operations or future strategies. For example, Recon-IN’s, Recon-BJ’s, Recon-SD’s, Recon-GX’s and any prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with the SAFE notice by our company’s PRC resident beneficial holders. In addition, such PRC residents may not always be able to complete the necessary registration procedures required by the SAFE notice. We also have little control over either our present or prospective direct or indirect shareholders or the outcome of such registration procedures. A failure by our PRC resident beneficial holders or future PRC resident shareholders to comply with the SAFE notice, if SAFE requires it, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiary’s ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Under the PRC Enterprise Income Tax Law, or the EIT Law, we may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

The EIT Law and its implementing rules provide that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” under PRC tax laws. The implementing rules promulgated under the EIT Law define the term “de facto management bodies” as a management body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise. In April 2009, the State Administration of Taxation, or SAT, issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management bodies” of a PRC-controlled enterprise that is incorporated offshore is located in China. However, there are no further detailed rules or precedents governing the procedures and specific criteria for determining “de facto management body.” Although our board of directors and management are located in the PRC, it is unclear if the PRC tax authorities would determine that we should be classified as a PRC “resident enterprise.”

If we are deemed a PRC “resident enterprise,” we will be subject to PRC enterprise income tax on our worldwide income at a uniform tax rate of 25%, although dividends distributed to us from our existing subsidiaries in China or the VIE and any other subsidiaries in China or the VIE which we may establish from time to time could be exempt from the PRC dividend withholding tax due to our PRC “resident recipient” status. This could have a material and adverse effect on our overall effective tax rate, our income tax expenses and our net income. Furthermore, dividends, if any, paid to our shareholders may be decreased as a result of the decrease in distributable profits. In addition, if we were considered a PRC “resident enterprise”, any dividends we pay to our non-PRC investors, and the gains realized from the transfer of our Class A Ordinary Shares may be considered income derived from sources within the PRC and be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty). It is unclear whether holders of our Class A Ordinary Shares would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. This could have a material and adverse effect on the value of your investment in us and the price of our Class A Ordinary Shares.

Risk of potential adverse impact on our business and operations in China due to tax compliance issues in equity transfers of our PRC subsidiaries.

Several of our PRC subsidiaries have undergone multiple equity transfers in the past. According to the Individual Income Tax Law of the People’s Republic of China (IIT Law, 2018 Amendment), where an individual undergoes modification registration for transfer of equities, the registration authority of the market participant shall verify the payment receipt of individual income tax related to the equity transaction. Since we have successfully completed the modification registration processes, taxes related to the previous equity transfers have been duly paid. However, as of the date of this prospectus, we are unable to provide tax certificates for all individual transferors involved in these transactions.

This lack of documentation could expose the company to potential risks, including tax investigations or penalties imposed by the tax authorities. If the tax authorities determine that the transferors did not fully comply with their tax obligations, our PRC subsidiaries or the company may be held liable for any unpaid taxes, penalties, or interest, which could have a material adverse effect on our financial condition and results of operations. Additionally, the absence of such certificates may lead to further scrutiny by tax authorities, which could result in delays or additional costs in completing future transactions involving equity transfers.

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the PRC EIT Law and its implementation rules, the profits of a foreign invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Our PRC subsidiary is wholly-owned by our Hong Kong subsidiary. Moreover, under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (1) the taxpayer must be the beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiary must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the State Administration of Taxation promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties on October 27, 2009, which limits the “beneficial owner” to individuals, projects or other organizations normally engaged in substantive operations, and sets forth certain detailed factors in determining the “beneficial owner” status. In current practice, a Hong Kong enterprise must obtain a tax resident certificate from the relevant Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority. As of the date of this prospectus, we have not commenced the application process for a Hong Kong tax resident certificate from the relevant Hong Kong tax authority, and there is no assurance that we will be granted such a Hong Kong tax resident certificate.

Even after we obtain the Hong Kong tax resident certificate, we are required by applicable tax laws and regulations to file required forms and materials with relevant PRC tax authorities to prove we can enjoy the 5% lower PRC withholding tax rate. Recon HK intends to obtain the required materials and file with the relevant tax authorities when it plans to declare and pay dividends, but there is no assurance that the PRC tax authorities will approve the 5% withholding tax rate on dividends received from Recon HK.

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

If the PRC regulatory authorities take the view that the VIE Agreements constitute a reverse merger acquisition or round-trip investment in related party transactions without the approval of the national offices of MOC, they could invalidate the VIE Agreements. Additionally, the PRC regulatory authorities may take the view that any public offering plan will require the prior approval of CSRC. If we cannot obtain MOC or CSRC approval in case we are required to do so, our business and financial performance will be materially adversely affected. We may also face regulatory actions or other sanctions from the MOC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds of any other offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Class A Ordinary Shares.

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

On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination.

In December 2022, Congress passed fiscal year 2023 Omnibus spending legislation, which contained provisions to accelerate the HFCAA timeline for implementation of trading prohibitions from three years to two years. As a result of the legislation, the SEC is required to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections or complete investigations for two consecutive years.

The recent regulatory developments have resulted in additional regulatory compliance costs and uncertainties to our future capital raise activities, business and our share price. In addition, any additional actions, proceedings or rules resulting from these efforts could create new uncertainties for our shareholders, and the market price of our shares could be adversely affected,

As a result of these scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our future offerings, business and our share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation will be costly and time consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our shares.

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

Since the Company effected an eighteen-for-one reverse stock split on May 1, 2024, the Company received a letter dated May 22, 2024 from the Listing Qualifications Hearings Department of Nasdaq notifying the Company that (i) the Company’s bid price deficiency had been cured and (ii) the Company was in compliance with all applicable listing standards. Accordingly, the Compliance Letter provided that the Company’s scheduled hearing had been determined to be moot and had been cancelled, and the Company’s ordinary shares will continue to be listed and traded on The Nasdaq Capital Market. As previously reported, on April 27, 2023, Recon Technology Ltd. received a written notice (the “Initial Notice”) from the Listing Qualifications Staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that for 30 consecutive business days preceding the date of the Notice, the bid price of the Company’s ordinary shares had closed below the $1.00 per share minimum required for continued listing on The Nasdaq Capital Market pursuant to the Minimum Bid Price Rule. The Company was provided 180 calendar days, or until October 24, 2023, to regain compliance with the Minimum Bid Price Rule. On October 25, 2023, the Staff granted an additional 180 calendar days, or until April 22, 2024 to regain compliance with the Minimum Bid Price Rule.

Additionally, as previously disclosed, on April 23, 2024 the Company received a subsequent written notice from the Staff indicating that the Staff had determined to delist the Company’s securities from The Nasdaq Capital Market based upon the Company’s continued non-compliance with the $1.00 bid price requirement unless the Company timely requested a hearing before the Nasdaq Hearings Panel. The Company timely requested a hearing before the Panel, and a hearing was scheduled.

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

There has been and may continue to be significant volatility in the volume and price of our ordinary shares on the Nasdaq Capital Market.

The market price of our ordinary shares has been and may continue to be highly volatile. Factors, including changes in the Chinese petroleum and energy industry, changes in the Chinese economy, potential infringement of our intellectual property, relating to agreements, patents or proprietary rights, may have a significant impact on the market volume and price of our shares. Unusual trading volume in our shares occurs from time to time.

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

ITEM 4.INFORMATION ON THE COMPANY

A. History and Development of the Company

Recon Technology, Ltd (the “Company”) was incorporated under the laws of the Cayman Islands on August 21, 2007 by Mr. Yin Shenping, Mr. Chen Guangqiang and Mr. Li Hongqi (the “Founders”) as a company with limited liability. We provide oilfield specialized equipment, automation systems, tools, chemicals and field services to petroleum companies mainly in the PRC. The Company’s wholly owned subsidiary, Recon Technology Co., Limited (“Recon-HK”) was incorporated on September 6, 2007 in Hong Kong. On November 15, 2007, Recon-HK established one wholly owned subsidiary, Jining Recon Technology Ltd. (“Recon-JN”) under the laws of the PRC, and later dissolved on April 10, 2019 as part of our previously disclosed organizational restructuring. Recon-HK did not own any assets or conduct any operations and was dissolved on May 15, 2020. On November 19, 2010, the Company established another wholly owned subsidiary, Recon Investment Ltd. (“Recon-IN”) under the laws of HK. On December 18, 2014, Recon-IN established one wholly owned subsidiary, Recon Hengda Technology (Beijing) Co., Ltd. (“Recon-BJ”) under the laws of the PRC. Other than the equity interest in Recon-BJ, Recon-IN does not own any assets or conduct any operations. On October 10, 2023, the Company established wholly owned subsidiary, Shandong Recon Renewable Resources Technology Co., Ltd. (“Recon-SD”) under the laws of HK. On February 22, 2024, Guangxi Recon Renewable Resources Technology Co., Ltd. (“Recon-GX”) was also established under the laws of HK. Recon-SD and Recon-GX will carry out wasted plastic chemical recycling business to serve customers located in different areas.

Currently, we mainly conduct our business through the following PRC legal entities that are consolidated as variable interest entities (“VIEs”) and operate in the Chinese oilfield equipment & service industry and energy industry:

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

On August 28, 2000, a founder of the Company purchased a controlling interest in BHD which was organized under the laws of the PRC on June 29, 1999. Through December 15, 2010, the Founders held a 67.5% ownership interest in BHD. From December 16, 2010 to June 30, 2012, Messrs. Yin Shenping and Chen Guangqiang held an 86.24% ownership interest of BHD. From June 30, 2012 to June 30, 2019, Mr. Chen Guangqiang continued to devote his personal patent to BHD and increased his ownership interest of BHD. On September 16, 2020, Yin Shenping transferred the ownership interest of ¥750,000 held by him to Chen Guangqiang. As of the date of this report, Mr. Chen Guangqiang hold a 95.47% ownership interest of BHD. BHD is combined with the Company through the date of the exclusive agreements, and has been consolidated following January 1, 2008, the date of the agreements based on ASC Topic 810. The Company allocates net income 90% and 100%, respectively, based upon the control agreements. Profits allocated to the minority interest are the remaining amount (10%).

On July 4, 2003, Nanjing Recon was organized under the laws of the PRC. On August 27, 2007, the Founders of the Company purchased a majority ownership of Nanjing Recon from a related party who was a majority owner of Nanjing Recon. Through December 15, 2010, the Founders held 80% ownership interest in Nanjing Recon. From December 16, 2010 to June 30, 2012, Messrs. Yin Shenping and Chen Guangqiang held 80% ownership interest of Nanjing Recon. On November 27, 2020, Chen Guangqiang transferred the ownership interest of ¥200,000 held by him to Yin Shenping. As of the date of this report, Mr. Yin Shenping hold a 99.7501% ownership interest of Nanjing Recon. Nanjing Recon is combined with the Company through the date of the exclusive agreements, and is consolidated following January 1, 2008, the date of the agreements based on ASC Topic 810. The Company allocates net income 90% and 100%, respectively, based upon the control agreements. Profits allocated to the non-controlling interest are the remaining amount (10%).

On January 29, 2015, we increased our authorized shares from 25,000,000 to 100,000,000 Class A Ordinary Shares.

BHD, one VIE, controls following subsidiaries:

1)	On December 17, 2015, Huang Hua BHD Petroleum Equipment Manufacturing Co. LTD (“HH BHD”), a fully owned subsidiary established by BHD was organized under the laws of the PRC, focusing on the production of high efficiency heating furnaces. As of June 30, 2024, BHD had invested a total of ¥5.09 million to HH BHD. BHD owns an interest of 100% of HH BHD.

2)	On May 23, 2017, Gan Su BHD Environmental Technology Co., Ltd (“Gan Su BHD”) was established by BHD and another investor under the laws of the PRC, with registered capital of ¥50 million. It is focusing on oilfield sewage treatment and oily sludge disposal projects. As of June 30, 2020, BHD had invested a total of ¥15.98 million Gan Su BHD. The paid in capital of Gan Su BHD contributed by all investors was ¥20.74 million ($2.93 million) as of June 30, 2020. Based on its revised chapter dated August 11, 2017, BHD owns an interest of 51% of Gan Su BHD. The paid in capital was ¥22,935,000 ($3,551,489) as of June 30, 2021. On April 26, 2021, the minority shareholder of Gan Su BHD transferred 15.4% of the equity interest hold to BHD. On May 19, 2021, the minority shareholder transferred 3.6% equity shares and BHD transferred 15.4% equity shares of Gan Su BHD to Nanjing Recon. Thus, by June 30, 2021, BHD owns an interest of 51% and Nanjing Recon owns an interest of 19% of Gan Su BHD.
3)	On October 16, 2017, Qing Hai BHD New Energy Technology Co., Ltd. (“Qinghai BHD”) was established by BHD and a few other investors under the laws of the PRC, with registered capital of ¥50 million. It is focusing on design and production and sales of solar energy heating furnaces. As of June 30, 2020, BHD had invested a total of ¥4.2 million to Qinghai BHD. The paid in capital was ¥4.2 million ($0.59 million) as of June 30, 2020. BHD owns an interest of 55% of Qinghai BHD. The paid in capital was ¥4,200,000 ($650,371) as of June 30,2021. BHD owned an interest of 55% of Qinghai BHD previously; however, based on an agreement signed by the shareholders of Qinghai BHD dated October 23, 2018, each of the other two individual shareholders agreed to reduce 10% of their equity interests. As a result, Qinghai BHD returned ¥200,000 paid in capital back to one of the individual shareholders. After the new arrangement, BHD owns a total interest of 75% of Qinghai BHD.

On December 15, 2017, we, through VIEs, BHD and Nanjing Recon, entered into a subscription agreement with Future Gas Station (Beijing) Technology, Ltd (“FGS”), pursuant to which we acquired an 8% equity interest in FGS. Established in January 2016, FGS is a service company focusing on providing new technical applications and data operations to gas stations and provides solutions to gas stations to improve their operations and their customers’ experience. On August 21, 2018, we entered into an investment agreement and a supplemental agreement (collectively, the “Investment Agreement”) with FGS and the other shareholders of FGS. Pursuant to the Investment Agreement, our ownership interest in FGS shall increase from 8% to 43%, in exchange for our investment in FGS for a total amount of RMB10 million in cash and the issuance of 2,435,284 (135,294 shares post 2024 Reverse Split) restricted Class A Ordinary Shares to the other shareholders of FGS with certain conditions. On September 24, 2019, the Company agreed to extend the agreement for six more months as negotiated with FGS to ensure the founding team can better meet its obligations under the agreement. On March 17, 2020, the Company, FGS and the other shareholders of FGS signed the third supplemental agreement to extend another 12 months to February 20, 2021 as the number of the gas stations was the only performance goal that was not achieved. As of June 30, 2020, we had invested an aggregate amount of RMB35,579,586 ($5,032,666) in FGS and issued 487,057 (27,059 shares post 2024 Reverse Split) restricted shares in total to other shareholders of FGS, and our ownership interest in FGS has increased to 43%. On February 4, 2021, Nanjing Recon and BHD, entered into the fourth supplemental agreement to the investment agreement with FGS and FGS’ founding shareholders to acquire 8% equity ownership of FGS. As a result, Nanjing Recon and BHD collectively own 51% interest of FGS, with 25.5% ownership interests to each of Nanjing Recon and BHD. Through the fourth supplemental agreement, the Nanjing Recon and BHD waived the requirement on FGS’ performance goal about the number of gas stations. Accordingly, Nanjing Recon and BHD agreed to pay for the balance of the investment and cancelled the related lock-up terms on the restricted shares, in exchange of additional 8% equity ownership of FGS. See “Our Corporate Structure” for more information illustrating the ownership interests between Nanjing Recon and BHD.

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

On March 9, 2023, our board approved an additional grant of 3,000,000 Class B shares to Shenping Yin and Guangqiang Chen, each of whom has received a one-time share grant of 1,500,000 Class B Ordinary Shares. On March 15, 2023, the Company signed a consulting agreement with a Company’s employee and some business consultants (the “Consultants”). As the service consideration, the Company issued 2,000,000 (111,111 shares post 2024 Reverse Split) restricted Class A Ordinary Shares to the Consultants as compensation for acting as advisors to the Company on new business exploration.

On March 15, 2023, the “Company and certain institutional Investors entered into that certain securities purchase agreement, pursuant to which the Company agreed to sell to such Investors an aggregate of 8,827,500(490,417 shares post 2024 Reverse Split) Class A ordinary shares, par value $0.0925 (US$1.67 post 2024 Reverse Split) per share (the “Ordinary Shares”) and 1,175,000 (65,278 pre-funded warrants post 2024 Reverse Split) pre-funded warrants (the “Pre-Funded Warrants”) to purchase ordinary shares in a registered direct offering, and warrants to purchase up to 10,002,500 (555,694 shares post 2024 Reverse Split) Class A Ordinary Shares in a concurrent private placement, for gross proceeds of approximately $8.0 million before deducting the placement agent’s fees and other estimated offering expenses.

Ordinary share purchase warrants to purchase an aggregate of 7,950,769 (441,710 shares post 2024 Reverse Split) ordinary shares previously issued by the Company to certain institutional investors on June 16, 2021 had the exercise price reduced to $0.80 ($14.40 post 2024 Reverse Split). A sticker amendment was filed on April 14, 2023 with the SEC to effectuate the reduced exercise price of $0.80 ($14.40 post 2024 Reverse Split) from $6.24 ($112.32 post 2024 Reverse Split).

On October 16, 2023, 1,175,000 (65,278 pre-funded warrants post 2024 Reverse Split) pre-funded warrants issued on March 15, 2023 were exercised by investor and 1,175,000 (65,278 shares post 2024 Reverse Split) Class A Ordinary shares were issued and being outstanding.

On December 14, 2023, the Company entered into a Warrant Purchase Agreement with certain accredited investors pursuant to which the Company agreed to buy back an aggregate of 17,953,269 (997,404 warrants post 2024 Reverse Split) warrants from the investors, and the investors agreed to sell the Warrants back to the Company. The purchase price for each Warrant is $0.25 ($4.50 post 2024 Reverse Split).

On January 31, 2024, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”), pursuant to which the Company agreed to sell securities to various purchasers (the “Purchasers”) in a private placement transaction (the “Private Placement”). Pursuant to the Securities Purchase Agreement, the Company agreed to transfer, assign, set over and deliver to the Purchasers and the Purchasers agree, severally and not jointly, to acquire from the Company in the aggregate 100,000,000 (5,555,559 shares post 2024 Reverse Split) of the Company’s Class A ordinary shares (the “Shares”) at $0.11 ($1.98 post 2024 Reverse Split) per share for $11,000,000. On February 2, 2024, the Company closed the Private Placement.

On February 26, 2024, the Company granted 6,255,483 (347,527 shares post 2024 Reverse Split, as defined below) restricted Class A shares and 12,900,000 restricted Class B shares to its management and staff. The fair value of the Class A restricted shares was $988,366 based on the fair value of share price $0.158 ($2.844 post 2024 Reverse Split) at February 26, 2024. The fair value of the Class B restricted shares was $2,130,000 based on the fair value of share price $0.17 at February 26, 2024.

On March 29, 2024, the Company’s shareholders approved the reverse shares split of the Company’s Class A Ordinary Shares at the ratio of one-for-eighteen with the market effective date of May 1, 2024 (the “2024 Reverse Split”). In connection with the reverse stock split, on March 29, 2024 the Company’s shareholder approved and authorized the Company’s registered office service agent to file the Fourth Amended and Restated Memorandum and Articles of Association with local registry, and change its authorized share capital from: US$15,725,000 divided into 150,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0925 each, and 20,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0925 each, to: US$58,000 divided into 500,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0001 each and 80,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each (the “2024 change in capital structure”).

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

Our Contractual Arrangements may be less effective in providing control over each of BHD and Nanjing Recon than direct ownership. See “Risk Factors – Risks related to our Corporate Structure – We conduct our business through BHD, Nanjing Recon, FGS and their respective subsidiaries by means of Contractual Arrangements. If the PRC courts or administrative authorities determine that these contractual arrangements do not comply with applicable regulations, we could be subject to severe penalties and our business could be adversely affected. In addition, changes in such PRC laws and regulations may materially and adversely affect our business.” for more details.

We may also be subject to sanctions imposed by PRC regulatory agencies including the Chinese Securities Regulatory Commission, or CSRC, if we fail to comply with their rules and regulations. See “Risk Factors — PRC regulations and potential registration requirements relating to acquisitions of PRC companies by foreign entities may create regulatory uncertainties that could restrict or limit our ability to operate.” for more details.

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

Each VIE has its own operating cash flow. Cashflow between our Company and the VIEs primarily consists of transfers from us to the VIEs for supplemental working capital, which is mainly used in purchase of materials and payment of operating expenses and investments. In addition, the VIEs occasionally make payments on our behalf when we experience a cash shortage. For the fiscal years ended June 30, 2024, 2023 and 2022, net cash transferred from the Company to the VIEs was RMB84,211,565, RMB69,562,912 and RMB55,569,342, respectively. Neither we nor the VIEs have present plans to distribute earnings or settle amounts owed under the Contractual Agreements. We currently plan to retain the cash in the VIEs for business growth and operation. No dividends or distributions have been declared to pay to us from our subsidiaries or the VIEs. No dividends or distributions were made to any U.S. investors. For a description of our corporate structure and VIE contractual arrangements, see “Corporate History and Structure.” See also “Risk Factors – Risks Related to Our Corporate Structure.”

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

SELECTED CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

	For the Year Ended June 30, 2024
	Recon
	Technology,
	Ltd.
	(Cayman	“Non-VIE Subsidiaries	VIEs and VIE’s		Consolidated
	Islands)	(Hong Kong and PRC)”	subsidiaries (PRC)	Eliminations	Total
Revenue	¥—	¥—	¥68,854,280	¥—	¥68,854,280
Cost of Revenue	—	135,705	47,841,131	—	47,976,836
Gross Profit	—	(135,705)	21,013,149	—	20,877,444
Operating expenses	44,012,602	3,200,926	45,301,827	—	92,515,355
Loss from operations	(44,012,602)	(3,336,631)	(24,288,678)	—	(71,637,911)
Other income (expenses), net	16,452,789	(778,939)	4,528,251	—	20,202,101
Loss from subsidiaries	—	(18,195,846)	—	18,195,846	—
Loss from VIEs	(22,311,446)	—	—	22,311,446	—
Income tax expenses	—	30	—	—	30
Net loss	(49,871,259)	(22,311,446)	(19,760,427)	40,507,292	(51,435,840)
Non-controlling interest	—	—	(1,564,581)	—	(1,564,581)
Net Loss Attributable to Recon Technology, Ltd	¥(49,871,259)	¥(22,311,446)	¥(18,195,846)	¥40,507,292	¥(49,871,259)

	For the Year Ended June 30, 2023
	Recon
	Technology,
	Ltd.
	(Cayman	“Non-VIE Subsidiaries	VIEs and VIE’s		Consolidated
	Islands)	(Hong Kong and PRC)”	subsidiaries (PRC)	Eliminations	Total
Revenue	¥—	¥—	¥67,114,378	¥—	¥67,114,378
Cost of Revenue	—	—	48,247,395	—	48,247,395
Gross Profit	—	—	18,866,983	—	18,866,983
Operating expenses	50,352,631	1,343,355	36,503,732	—	88,199,718
Loss from operations	(50,352,631)	(1,343,355)	(17,636,749)	—	(69,332,735)
Other income (expenses), net	16,224,783	343,437	(8,693,538)	—	7,874,682
Loss from subsidiaries	—	(24,039,535)	—	24,039,535	—
Loss from VIEs	(25,039,453)	—	—	25,039,453	—
Income tax expenses	—	—	18,339	—	18,339
Net loss	(59,167,301)	(25,039,453)	(26,348,626)	49,078,988	(61,476,392)
Non-controlling interest	—	—	(2,309,091)	—	(2,309,091)
Net Loss Attributable to Recon Technology, Ltd	¥(59,167,301)	¥(25,039,453)	¥(24,039,535)	¥49,078,988	¥(59,167,301)

	For the Year Ended June 30, 2022
	Recon
	Technology,
	Ltd.
	(Cayman	“Non-VIE Subsidiaries	VIEs and VIE’s		Consolidated
	Islands)	(Hong Kong and PRC)”	subsidiaries (PRC)	Eliminations	Total
Revenue	¥—	¥—	¥83,777,571	¥—	¥83,777,571
Cost of Revenue	—	—	64,352,834	—	64,352,834
Gross Profit	—	—	19,424,737	—	¥19,424,737
Operating expenses	64,842,004	1,170,913	35,725,237	—	101,738,154
Loss from operations	(64,842,004)	(1,170,913)	(16,300,500)	—	(82,313,417)
Other income (expenses), net	178,590,691	(108,074)	(2,493,679)	—	175,988,938
Loss from subsidiaries	—	(16,882,905)	—	16,882,905	—
Loss from VIEs	(18,161,892)	—	—	18,161,892	—
Income tax benefit	—	—	(613,874)	—	(613,874)
Net loss	95,586,795	(18,161,892)	(18,180,305)	35,044,797	94,289,395
Non-controlling interest	—	—	(1,297,400)	—	(1,297,400)
Net income(loss) Attributable to Recon Technology, Ltd	¥95,586,795	¥(18,161,892)	¥(16,882,905)	¥35,044,797	¥95,586,795

SELECTED CONDENSED CONSOLIDATING BALANCE SHEETS

	As of June 30, 2024
	Recon
	Technology,
	Ltd.
	(Cayman	Non-VIE Subsidiaries	VIEs and VIE’s		Consolidated
	Islands)	(Hong Kong and PRC)	subsidiaries (PRC)	Eliminations	Total
Cash and cash equivalents	¥16,473,018	¥58,161,122	¥35,357,534	¥—	¥109,991,674
Restricted cash	—	—	848,936	—	848,936
Short-term investments	88,091,794	—	—	—	88,091,794
Other current assets	170,158,947	13,263,107	125,157,390	—	308,579,444
Intercompany receivables	375,736,992	157,821,815	—	(533,558,807)	—
Total current assets	650,460,751	229,246,044	161,363,860	(533,558,807)	507,511,848
Investments in subsidiaries and VIEs	(145,408,577)	—	—	145,408,577	—
Benefits through VIEs and VIE’s subsidiaries	—	(129,879,588)	—	129,879,588	—
Other non-current assets	—	15,044,379	29,833,287	—	44,877,666
Total non-current assets	(145,408,577)	(114,835,209)	29,833,287	275,288,165	44,877,666
Total Assets	505,052,174	114,410,835	191,197,147	(258,270,642)	552,389,514
Intercompany payables	—	264,135,617	269,423,190	(533,558,807)	—
Other liabilities and accrued liabilities	2,497,637	432,795	58,525,185	—	61,455,617
Total Liabilities	2,497,637	264,568,412	327,948,375	(533,558,807)	61,455,617
Class A common stock, $0.0001 U.S. dollar par value,500,000,000 shares authorized; 2,306,295 shares and 7,987,959 shares issued and outstanding as of June 30, 2023 and June 30, 2024, respectively*	99,634	—	—	—	99,634
Class B common stock, $0.0001 U.S. dollar par value, 80,000,000 shares authorized; 7,100,000 shares and 7,100,000 shares issued and outstanding as of June 30, 2023 and June 30, 2024, respectively*	4,693	—	—	—	4,693
Additional paid-in capital	681,476,717	—	4,749,000	(4,749,000)	681,476,717
Retained earnings	(216,163,156)	(125,967,252)	(112,989,285)	238,956,537	(216,163,156)
Accumulated other comprehensive income	37,136,649	(24,190,325)	(16,890,303)	41,080,628	37,136,649
Total Shareholders’ Equity	502,554,537	(150,157,577)	(125,130,588)	275,288,165	502,554,537
Non-controlling interests	—	—	(11,620,640)	—	(11,620,640)
Total Liabilities and Equity	¥505,052,174	¥114,410,835	¥191,197,147	¥(258,270,642)	¥552,389,514

* Retrospectively restated for the 1-for-18 reverse stock split on May 1, 2024 and change in capital structure on March 29, 2024.

	As of June 30, 2023
	Recon
	Technology,
	Ltd.
	(Cayman	Non-VIE Subsidiaries	VIEs and VIE’s		Consolidated
	Islands)	(Hong Kong and PRC)	subsidiaries (PRC)	Eliminations	Total
Cash and cash equivalents	¥54,864,089	¥11,600,593	¥37,661,118	¥—	¥104,125,800
Restricted cash	—	—	731,545	—	731,545
Short-term investments	184,184,455	—	—	—	184,184,455
Other current assets	77,134,062	35,567	138,201,744	—	215,371,373
Intercompany receivables	291,525,426	156,313,805	—	(447,839,231)	—
Total current assets	607,708,032	167,949,965	176,594,407	(447,839,231)	504,413,173
Investments in subsidiaries and VIEs	(122,920,490)	—	—	122,920,490	—
Benefits through VIEs and VIE’s subsidiaries	—	(111,196,475)	—	111,196,475	—
Other non-current assets	—	—	27,411,404	—	27,411,404
Total non-current assets	(122,920,490)	(111,196,475)	27,411,404	234,116,965	27,411,404
Total Assets	484,787,542	56,753,490	204,005,811	(213,722,266)	531,824,577
Intercompany payables	—	183,903,309	263,935,922	(447,839,231)	—
Other liabilities and accrued liabilities	35,580,580	519,671	56,573,423	92,673,674	—
Total Liabilities	35,580,580	184,422,980	320,509,345	(447,839,231)	92,673,674
Class A common stock, $0.0001 U.S. dollar par value, 500,000,000 shares authorized; 1,704,766 shares and 2,306,295 shares issued and outstanding as of June 30, 2022 and June 30, 2023, respectively*	26,932	—	—	—	26,932
Class B common stock, $0.0001 U.S. dollar par value, 80,000,000 shares authorized; 4,100,000 shares and 7,100,000 shares issued and outstanding as of June 30, 2022 and June 30, 2023, respectively*	4,693	—	—	—	4,693
Additional paid-in capital	580,340,061	—	4,749,000	(4,749,000)	580,340,061
Retained earnings	(166,291,897)	(103,655,803)	(94,793,438)	198,449,241	(166,291,897)
Accumulated other comprehensive income	35,127,173	(24,013,687)	(16,403,037)	40,416,724	35,127,173
Total Shareholders’ Equity	449,206,962	(127,669,490)	(106,447,475)	234,116,965	449,206,962
Non-controlling interests	—	—	(10,056,059)	—	(10,056,059)
Total Liabilities and Equity	¥484,787,542	¥56,753,490	¥204,005,811	¥(213,722,266)	¥531,824,577

*Retrospectively restated for the 1-for-18 reverse stock split on May 1, 2024 and change in capital structure on March 29, 2024.

	As of June 30, 2022
	Recon
	Technology,
	Ltd.
	(Cayman	Non-VIE Subsidiaries	VIEs and VIE’s		Consolidated
	Islands)	(Hong Kong and PRC)	subsidiaries (PRC)	Eliminations	Total
Cash and cash equivalents	¥296,838,959	¥2,102,232	¥18,033,666	¥—	¥316,974,857
Restricted cash	—	—	723,560	—	723,560
Other current assets	20,364,424	4,851	107,549,349	—	127,918,624
Intercompany receivables	205,224,961	127,906,141	—	(333,131,102)	—
Total current assets	522,428,344	130,013,224	126,306,575	(333,131,102)	445,617,041
Investments in subsidiaries and VIEs	(77,566,835)	—	—	77,566,835	—
Benefits through VIEs and VIE’s subsidiaries	—	(73,117,024)	—	73,117,024	—
Other non-current assets	—	—	44,625,043	—	44,625,043
Total non-current assets	(77,566,835)	(73,117,024)	44,625,043	150,683,859	44,625,043
Total Assets	444,861,509	56,896,200	170,931,618	(182,447,243)	490,242,084
Intercompany payables	—	138,758,092	194,373,010	(333,131,102)	—
Other liabilities and accrued liabilities	24,229,780	453,943	52,673,600	—	77,357,323
Total Liabilities	24,229,780	139,212,035	247,046,610	(333,131,102)	77,357,323
Class A common stock, $0.0001 U.S. dollar par value, 500,000,000 shares authorized; 1,547,415 shares and 1,704,766 shares issued and outstanding as of June 30, 2021 and June 30, 2022, respectively*	19,461	—	—	—	19,461
Class B common stock, $0.0001 U.S. dollar par value, 80,000,000 shares authorized; nil and 4,100,000 shares issued and outstanding as of June 30, 2021 and June 30, 2022, respectively*	2,604	—	—	—	2,604
Additional paid-in capital	516,426,799	—	4,749,000	(4,749,000)	516,426,799
Retained earnings	(107,124,596)	(78,616,347)	(70,753,901)	149,370,248	(107,124,596)
Accumulated other comprehensive income	11,307,461	(3,699,488)	(2,363,123)	6,062,611	11,307,461
Total Shareholders’ Equity	420,631,729	(82,315,835)	(68,368,024)	150,683,859	420,631,729
Non-controlling interests	—	—	(7,746,968)	—	(7,746,968)
Total Liabilities and Equity	¥444,861,509	¥56,896,200	¥170,931,618	¥(182,447,243)	¥490,242,084

*Retrospectively restated for the 1-for-18 reverse stock split on May 1, 2024 and change in capital structure on March 29, 2024.

SELECTED CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	For the Year Ended June 30, 2024
	Recon
	Technology,
	Ltd.	Subsidiaries
	(Cayman	(Hong Kong			Consolidated
	Islands)	and PRC)	VIE (PRC)	Eliminations	Total
Net cash used in operating activities	¥(5,802,631)	¥(9,255,014)	¥(28,690,288)	—	¥(43,747,933)
Net cash provided by (used in) investing activities	(261,267,638)	(23,219,383)	203,260,432	84,211,565	2,984,976
Net cash provided by financing activities	45,094,034	78,724,299	5,417,289	(84,211,565)	45,024,057
Effect of exchange rate fluctuation on cash and cash equivalents	2,302,664	310,627	(891,126)	—	1,722,165
Net change in cash	(219,673,571)	46,560,529	179,096,307	—	5,983,265
Opening cash balance	236,146,589	11,600,593	(142,889,837)	—	104,857,345
Restricted cash	—	—	848,936	—	848,936
Ending cash balance	¥16,473,018	¥58,161,122	¥35,357,534	—	¥109,991,674

	For the Year Ended June 30, 2023
	Recon
	Technology,
	Ltd.	Subsidiaries
	(Cayman	(Hong Kong			Consolidated
	Islands)	and PRC)	VIE (PRC)	Eliminations	Total
Net cash used in operating activities	¥(22,888,678)	¥(964,905)	¥(27,834,748)	—	¥(51,688,331)
Net cash used in investing activities	(314,716,414)		(16,808,723)	86,300,464	(245,224,673)
Net cash provided by financing activities	49,418,344	16,737,550	76,527,843	(86,300,464)	56,383,273
Effect of exchange rate fluctuation on cash and cash equivalents	46,211,878	(6,274,284)	(12,248,935)	—	27,688,659
Net change in cash	(241,974,870)	9,498,361	19,635,437	—	(212,841,072)
Opening cash balance	296,838,959	2,102,232	18,757,226	—	317,698,417
Restricted cash	—	—	731,545	—	731,545
Ending cash balance	¥54,864,089	¥11,600,593	¥37,661,118	—	¥104,125,800

	For the Year Ended June 30, 2022
	Recon
	Technology,	Subsidiaries
	Ltd. (Cayman	(Hong Kong			Consolidated
	Islands)	and PRC)	VIE (PRC)	Eliminations	Total
Net cash used in operating activities	¥(15,831,732)	¥(1,249,935)	¥(9,165,570)	—	¥(26,247,237)
Net cash used in investing activities	(26,555,820)	(12,000,000)	(29,342,206)	67,569,342	(328,684)
Net cash provided by financing activities	93,321	1,306,892	56,169,749	(67,569,342)	(9,999,380)
Effect of exchange rate fluctuation on cash and cash equivalents	14,016,375	(1,494,983)	(2,246,244)	—	10,275,148
Net change in cash	(28,277,856)	(13,438,026)	15,415,729	—	(26,300,153)
Opening cash balance	325,116,815	14,588,376	4,293,379	—	343,998,570
Restricted cash	—	—	723,560	—	723,560
Ending cash balance	¥296,838,959	¥1,150,350	¥18,985,548	—	¥316,974,857

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

•

Burner (as shown above by process “5”). The burner BHD provides has the following characteristics: high degree of automation; energy conservation; high turn-down ratio; high security and environmental safety.

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

The Domestic Companies began providing automation services to other companies in the broader energy industry in China and also to provide the following products and services beyond the oilfield production process in 2017:

Waste Water and Oil Treatment Products and Services

•

Oilfield sewage treatment. It is for oilfield waste water treatment solutions, related chemicals and onsite services customized to clients’ requirement. We have also developed our own designed equipment and aim to manufacture in the future.

•	Oily sludge disposal. This business line provides engineering services of oily sludge disposal in Gan Su province.
•

Residual oil recovery service. This business line assists oilfield companies recover residual oils, including aged oil and spilled oil through our unique formula and equipment to enhance the profitability for oilfield companies.

Platform Outsourcing Services: Intelligent marketing system and digitalization solution for gas stations

•

Gas Station operation and management solution. To provide new technical applications and data operations solutions and related service to gas stations of oil companies. Tt can also help gas stations to export API ports to external parties for cooperation.

Chemical recycling Plan used for lower-value mixed plastics treatment (Under Construction)

•

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

Since the fiscal year ended June 30, 2017, Sinopec accounted for less than 10% of our revenue. From fiscal year 2021, we developed new products and service lines and regained revenue from Sinopec. Revenue from Sinopec accounted for 19%, 32% and 28% of our revenue in the fiscal years ended June 30, 2024, 2023 and 2022, respectively.

CNPC

Currently, we undertake projects majorly at the following locations, among others:

●	Huabei Oilfield
●	Qinghai Oilfield
●	Jidong Oilfield
●	Zhejiang Oilfield
●	Petrochina sichuan petrochemical.CO., LTD.

We provide products and services to CNPC under a series of agreements, each of which is terminable without advance notice. We first began to provide services to CNPC in 2000. CNPC accounted for approximately 48%,43% and 50% of our revenue in the fiscal years ended June 30, 2024, 2023 and 2022, respectively, and any termination of our business relationships with CNPC would materially harm our operations.

China Energy Investment Group

We began to provide equipment to Shenhua Group, which was merged into China Energy with another group company, in 2017. We signed a series of contracts with Shenhua Group and have established what we believe is a solid business relationship with Shenhua Group. Since calender 2023, affected by temporary changes in market participation requirements from Shenhua Group, our business from this basis was temporary disrupted and there was no revenue from Shenhua Group in fiscal year 2024.

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

Research and Development

We focus our research and development efforts on improving our development efficiency and the quality of our products and services. As of June 30, 2024, our research and development team consisted of over 60 experienced engineers, developers and programmers. In addition, some of our support employees regularly participate in our research and development programs.

In the fiscal years ended June 30, 2024, 2023 and 2022, we spent approximately RMB14.29 million (approximately $2.0 million), RMB8.8 million (approximately $1.2 million) and RMB9.0 million (approximately $1.3 million) respectively, on research and development activities.

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

We market our products under the following trademarks which are registered with the PRC Trademark Bureau under the State Administration for Industry and Commerce. We currently own the following trademarks:

1.	Trademark of “BHD” valid from June 7, 2020 through June 6, 2030;
2.	Trademark of “Recon” of the 7th classification valid from October 20, 2021 through October 20, 2031;
3.	Trademark of “Recon” of the 9th classification valid from April 20, 2021 through April 20, 2031; and
4.	Trademark of “Recon” of the 42nd classification valid from September 6, 2021 through September 6, 2031.

5.	Trademark of “DT” of the 9th, 35th, 37th, and 42nd classification valid from January 28, 2011 through January 27, 2028.

We currently own over 50 patents registered with the PRC State Intellectual Property Office which cover our automated products and heating related equipment for the petroleum industry. Below is a list of our selected patents:

1.	Patent of Tubular type Heating furnace valid until March 6, 2030;
2.	Patent of Vacuum phase change furnace valid until March 6, 2030;
3.	Patent of Intelligent diagnosis method, device, storage medium and server of electric pump well valid until May 15, 2043;
4.	Patent of Negative pressure heating furnace valid until March 6, 2030;
5.	Patent of High-pressure natural gas furnace valid until March 6, 2030;
6.	Patent of oily sewage treatment equipment valid until July 8, 2025;
7.	Patent of an oil-water well smart wireless pressure transmitter valid until November 17, 2026;
8.	Patent of an intelligent terminal applied to data monitoring of gas wells valid until July 02, 2030;
9.	Patent of torch specialized for oilfield waste-gas burning valid until July 10, 2028;
10.	Patent of Wireless temperature transmitter valid until March 27, 2029;
11.	Suspended sludge filtration and purification device for oily sewage valid until July 24, 2028;
12.	A biological activator for oilfield re-injection water treatment and its preparation method valid until February 17, 2037;
13.	Pneumatic device valid until February 9, 2032;
14.	Solar-powered shaftless permanent magnet flexible control system, in application valid until August 31 2031;
15.	Patent of electricity collection device and oil pumping unit valid until March 28, 2038

We have registered over 40 software products with the PRC State Intellectual Property Office. Below is a list of our selected software products:

1.	Recon automated monitoring system software version1.0 was published on February 6, 2012
2.	Recon SCADA oilfiled monitoring and data acquisition system software version 2.0 was published on September 25, 2003, and version 3.0 was registered and published on June 26, 2008;
3.	Recon RCNAMT software version 1 was published on January 8, 2013;
4.	Recon Process Auto software version 1 was published on January 8, 2013;
5.	Recon Production Process Control system software V2.0 was published on November 18, 2013, and V1.0 was published on February 4, 2013;
6.	Recon Oil and Gas Processing SCADA System software V1.0 was published on June 14, 2016;
7.	Intelligent gas field management platform software V1.0 was published on July 14, 2020;

8.	Gas well data acquisition and monitoring software V1.0 was published on July 14, 2020;
9.	Recon’s Video Intelligent Recognition Software version1.0 was published on April 13, 2021;
10.	Solar permanent magnet semi-direct drive intelligent control software V1.0 was published on August 31, 2021;
11.	An intelligent billing system that does not rely on physical cards to achieve self-service refueling for vehicle owners (Android) V2.0 was published on April 9, 2019;
12.	An intelligent billing system that does not rely on physical cards to achieve self-service refueling for vehicle owners (ios) V2.0 was published on April 9, 2019;
13.	Gas Station Operation Vehicle Marketing System V1.0 was published on September 3, 2021;
14.	Gas station user attraction system V1.0 was published on September 3, 2021;
15.	Gas Station Electronic Coupon Vending System V1.0 was published on September 3, 2021;
16.	Gas Station Revenue Clearing and Settlement System V1.0 was published on September 3, 2021;
17.	An intelligent settlement system that does not rely on physical cards to achieve self-service refueling for vehicle owners (WeChat mini program) V1.0 was published on September 3, 2021;
18.	An intelligent settlement system that does not rely on physical cards to achieve self-service refueling for vehicle owners (Alipay mini program) V1.0 was published on September 3, 2021;
19.	Gas station abnormal transaction risk control system V1.0 was published on September 3, 2021;
20.	A software copyright registration certificate of Recon’s Intelligent monitoring and management system software version1.0 for oil production was published on September 3, 2021

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

Copyright. China adopted its first copyright law in 1990 and revised in 2001, 2010 and 2020. The National People’s Congress amended the Copyright Law in 2001 to widen the scope of works and rights that are eligible for copyright protection. The amended Copyright Law extends copyright protection to software products, among others. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. Unlike patent and trademark registration, copyrighted works do not require registration for protection. Protection is granted to individuals from countries belonging to the copyright international conventions or bilateral agreements of which China is a member. Nanjing Recon has over ten copyrights for software programs.

Trademark. The Chinese Trademark Law, adopted in 1982 and revised in 1993, 2001, 2013 and 2019, protects registered trademarks. The Trademark Office under the Chinese State Administration for Industry and Commerce handles trademark registrations and grants a term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. China has a “first-to-register” system that requires no evidence of prior use or ownership. The Domestic Companies and we have registered a number of product names with the Trademark Office.

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

C. Organizational Structure

Below is a chart representing our current corporate structure as of June 30, 2024:

Recon Technology, Ltd.
(Cayman Islands)
100% ownership
Outside Mainland China
Recon Investment Ltd./Recon-IN
(Hong Kong)
Inside Mainland China
100% ownership
100% ownership
100% ownership
Recon Hengda Technology (Beijing) Co., Ltd.
/Recon-BJ
Shandong Recon Renewable Resources
Technology Co., Ltd /Recon-SD
Guangxi Recon Renewable Resources
Technology Co., Ltd /Recon-GX
VIE Agreements
VIE Agreements
Nanjing Recon Technology Co., Ltd.
/Nanjing Recon
Beijing BHD Petroleum Technology Co., Ltd.
/BHD
25.5% ownership*
25.5% ownership*
100% ownership
Future Gas Station (Beijing) Technology, Ltd.
/ FGS
Huang Hua BHD Petroleum Equipment
Manufacturing Co. Ltd.
/HH BHD
19% ownership
51% ownership
75% ownership
Gan Su BHD Environmental Technology Co. Ltd.
/Gan Su BHD
Qing Hai BHD New Energy Technology Co. Ltd.
/Qing Hai BHD

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

No.	Tenant/Transferee	Address	Rental/Use Term	Space	Usage	Productive Capacity	Extent of utilization
1	Recon-BJ BHD	601, 1 Shui’an South Street, Chaoyang District, Beijing, 100012, PRC	May 1, 2024 to April 30, 2027	813.35 square meters	Headquarter and office	N/A	100%

2	Nanjing Recon	Room 311, No. 2 Building, Chu Qiao Cheng, Andemen Street, Yu Hua District, Nanjing City, PRC	April 1, 2024 to March 31, 2026	334.2 square meters	Office	N/A	80%

		South side of 6th floor, 1 Shui’an South Street, Chaoyang District, Beijing, 100012, PRC	May 1, 2024 to April 30, 2027	577.65 square meters	Office	N/A	100%

3	BHD	West building, Zhengfu Street, Huo ying, Changping District, PRC	January 1, 2024 to December 31, 2025	420 square meters	Warehouse	N/A	50%

4	HH BHD	No. 1767, Yin Bin South Street, Huang Hua Economic Development Zone, He Bei Province, PRC	July 1, 2024 to June 30, 2025	4,624 square meters	Office and Plant	N/A (Equipment Installation)	100%

5	Gan Su BHD	North of Dongyun Road and West of Petroleum Management Bureau Wooden Furniture Factory, Old District, Yumen City, Gansu Province, PRC	August 1, 2017 to July 31, 2067	26,235.59 square meters	Plant	60,000 tons	80%

6	FGS	Northeast side of 6th floor, 1 Shui’an South Street, Chaoyang District, Beijing, 100012, PRC	May 1, 2024 to April 30, 2027	677.65 square meters	Office	N/A	50%

7	Recon-SD	West of Lingang Road, Weifang Binhai Economic and Technological Development Zone, south of Shandong Huachen Biochemistry Co., Ltd.	December 13, 2023 to December 12, 2073	32,363 square meters	Plant	N/A	100%

ITEM 4A.UNRESOLVED STAFF COMMENTS

None.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Overview

We are a company with limited liability incorporated in 2007 under the laws of the Cayman Islands. Headquartered in Beijing, we have been providing products and services to oil and gas companies and their affiliates through Nanjing Recon Technology Co. Ltd (“Nanjing Recon”) and Beijing BHD Petroleum Technology Co, Ltd (“BHD”) and their affiliates, hereafter referred to as the domestic companies (the “Domestic Companies”), which are established under the laws of the PRC. From 2017, we have been providing service to companies in other power energy industries such as the electronic power industry and the renewable energy industry. As the Company contractually controls the Domestic Companies, we serve as the center of strategic management, financial control and human resources allocation. To this end, our company and our subsidiaries, Recon Investment Ltd. (“Recon-IN”) , Recon Hengda Technology (Beijing) Co., Ltd. (“Recon-BJ”), Shandong Recon Renewable Resources Technology Co., Ltd. (“Recon-SD”) and Guangxi Recon Renewable Resources Technology Co., Ltd. (“Recon-GX”) are contractually engaged with the following PRC VIE companies and their subsidiaries: Beijing BHD Petroleum Technology Co., Ltd. (“BHD”), Future Gas Station (Beijing) Technology, Ltd. (“FGS”), Nanjing Recon Technology Co., Ltd. (“Nanjing Recon”), Gan Su BHD Environmental Technology Co. Ltd. (“Gan Su BHD”), Huang Hua BHD Petroleum Equipment Manufacturing Co. Ltd. (“HH BHD”), and Qing Hai BHD New Energy Technology Co. Ltd. (“Qing Hai BHD”) (collectively, the “Domestic Companies”), which provide services designed to automate and enhance the extraction of and facilitate the sale of petroleum products. Due to this contractual control and our obligation to bear the losses of the Domestic Companies, we consider them to be variable interest entities (“VIEs”) for accounting purposes and consolidate their results in our financial statements.

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

We entered into the wasted plastic chemical recycling business in year 2023 and established two new wholly-owned subsidiaries, Shandong Recon Renewable Resources Technology Co., Ltd (“Recon-SD”) on October 10, 2023, and Guangxi Recon Renewable Resources Technology Co., Ltd. (“Recon-GX”) on February 22, 2024 through Recon-IN to serve customers located in different areas.

Recent Industry Developments and Business Outlook

For the fiscal year 2024, crude oil prices have experienced an upward and then a downward trajectory, but have overall remained above the extraction costs of China’s domestic oilfield companies, which resulted in high extraction and production activities being maintained by all of China’s oilfield companies. Oilfield companies have implemented a series of effective measures to strengthen the stable production of mature oil fields and seek opportunities for profitable development in new areas. We expect this trend to continue for some time and our oilfield business is gradually recovering.

As the domestic refined oil market demand gradually recovers, the consumption growth of the natural gas market is also exhibiting a swift upward trend. Under such circumstances, the natural gas production of oilfield companies is increasing at a swift rate, and its proportion in the total oil and gas output is steadily rising. Furthermore, domestic oilfield companies have capitalized on the advantage of relatively lower extraction costs associated with offshore oilfields, leading to increasingly frequent exploration activities in these areas. Faced with emerging opportunities in the market, we are actively seeking and seizing chances, solidifying our existing oilfield customer business. We have established cooperative relationships with both natural gas extraction clients and offshore oilfield clients, propelling the development of our business.

At the same time, we believe that the demand from oilfield customers for green, low-carbon, digitized and intelligent solutions to improve recovery and production efficiency will continue to rise, in order to ensure a continuous and stable supply of high-quality oil and gas resources to meet market demand.

With plastic waste ballooning into a global environmental crisis, and oil and chemical companies focus more on ESG management, we see increasing opportunities on circular economy and a growing market demand for sustainable and recycled materials, in which products and materials are reused, remanufactured and recycled. Chemical recycling plays an important role in achieving these goals by preserving the value of plastic materials. Beginning in early calendar year 2023, we have been participating in the chemical recycling of low-value plastics. We have signed purchase intentions with some multinational and local chemical companies, and based on these demands, we have started the construction of our plants. Beginning in the second half of calendar year 2023, we purchased land and began applying for various access documents and construction permits. We expect the plant to be ready for production and operation in early 2025.

Growth Strategy

As a small company focused on the Chinese market, our basic strategy focuses on developing our onshore oilfield business in the upstream sector of the industry. We continuously focus on providing high quality products and services in oilfields in which we have a geographical advantage. This helps us avoid conflicts of interest with larger private companies while protecting our position within this market segment. Our mission is to increase the automation and safety levels of industrial petroleum production in China and to improve the underdeveloped working process and management mode used by many companies by providing advanced technologies. At the same time, we are always looking to improve our business and to increase our earning capability.

Currently, as more markets in China’s energy industry are open to non-state-owned companies, we are also seeking for opportunities in other markets. We believe our experience and deep knowledge of the energy industry, especially in oil and gas, will always be the long-term foundation for the company’s growth. By tapping into technological advances in recent years, such as solar energy and the Smart Industry and Industrial Internet, which is bringing about a fundamental change in the way factories and workplaces function by making them safer, more efficient, more flexible and more environmentally friendly. We expect to create more profitable business lines.

Also, to diversify our revenue stream and lower the risk of concentration, we will continue to seek new opportunities through enriching the customer base and expanding the customer coverage area by leveraging our knowledge of intelligent equipment and the “internet of things” (IoT), which is a crucial component of the Smart Industry and Industrial Internet.

We also see threatens from climate changes and opportunities from sustainable investments. We have also begun to engage in green, low-carbon and recyclable resource businesses to secure our long-term growth.

Trend Information

Other than as disclosed elsewhere in this report we are not aware of any trends, uncertainties, demands, commitments, or events since the beginning of our fiscal year 2024 which are reasonably likely to have a material effect on our net revenue, income from operations, profitability, liquidity or capital resources, or would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Factors Affecting Our Results of Operations

●	Our operating results in any period are subject to general conditions typically affecting the Chinese oilfield service industry which include but are not limited to:
●	oil and gas prices;
●	the amount of spending by our customers, primarily those in the oil and gas industry;
●	growing demand from large corporations for improved management and software designed to achieve such corporate performance;
●	the procurement processes of our customers, especially those in the oil and gas industry;
●	competition and related pricing pressure from other oilfield service solution providers, especially those targeting the Chinese oil and gas industry;
●	the ongoing development of the oilfield service market in China;
●	unpredictability of policies regarding the energy and internet sectors; and
●	inflation and other macroeconomic factors.
●	Unfavorable changes in any of these general conditions could negatively affect the number and size of the projects we undertake, the number of products we sell, the amount of services we provide, the price of our products and services, and otherwise affect our results of operations.
●	Our operating results in any period are more directly affected by company-specific factors including:
●	our revenue growth, in terms of the proportion of our business dedicated to large companies and our ability to successfully develop, introduce and market new solutions and services;
●	our ability to increase our revenue from both old and new customers in the oil and gas industry in China;
●	our ability to effectively manage our operating costs and expenses; and
●	our ability to effectively implement any targeted acquisitions and/or strategic alliances so as to provide efficient access to markets and industries in the oil and gas industry in China.

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

The Company’s disaggregation of revenue for the years ended June 30, 2022, 2023 and 2024 is disclosed in Note 25 to accompanying consolidated financial statements.

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

Contract Balances

The Company’s contract balances include contract costs, net and contract liabilities from contracts with customers, and the following table provides information about contract balances:

	June 30,	June 30,	June 30
	2023	2024	2024
	RMB	RMB	US Dollars
Contract costs, net	¥49,572,685	¥48,335,817	$6,651,230
Contract liabilities	¥2,748,365	¥1,820,481	$250,507

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

Shipping and handling charges charged to customers for the fulfillment of the Company’s commitment to transfer the goods are included in revenue, and the costs incurred by the Company as a result of the delivery of the goods are classified as cost of sales in the consolidated operating and comprehensive income (loss) statements. Sales, value added, and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue. The Company generally offers assurance-type warranties for its products. The specific terms and conditions of those warranties vary depending upon the product. The Company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the warranty liability include historical product-failure experience and estimated repair costs for identified matters. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The amount accrued for expected returns and warranty claims was immaterial as of June 30, 2024. The amount of revenue recognized during the years ended June 30, 2022, 2023 and 2024 that was previously included within contract liability balances was ¥7,390,276, ¥1,901,277 and ¥1,489,311 ($204,936), respectively.

Practical Expedients Elected

Incremental Costs of Obtaining a Contract - The Company has elected the practical expedient permitted in ASC 340-40-25-4, which permits an entity to recognize incremental costs to obtain a contract as an expense when incurred if the amortization period will be less than one year and not significant.

Significant Financing Component - The Company has elected the practical expedient permitted in ASC 606-10-32-18, which allows an entity to not adjust the promised amount of consideration for the effects of a significant financing component if a contract has a duration of one year or less. As the Company’s contracts are majorly less than one year in length, consideration will not be adjusted. For the Company’s contracts include a standard payment term of 90 days to 180 days; consequently, there is no significant financing component within contracts. There are also some new contracts that will not be completed within one year from year 2023, the Company did calculation and the amount was not material as end of this fiscal year.

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

The adoption of the credit loss accounting standard has no material impact on the Company’s consolidated financial statements as of July 1, 2020. Accounts receivable, other receivables and loan to third parties are recognized and carried at carrying amount less an allowance for credit loss, if any. The Company maintains an allowance for credit losses resulting from the inability of its trade and non-trade customers (“customers”) to make required payments based on contractual terms. The Company reviews the collectability of its receivables on a regular and ongoing basis. The Company has also included in calculation of allowance for credit losses, the potential impact of the COVID-19 pandemic on our customers businesses and their ability to pay their accounts receivable, other receivables and loan to third parties. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. The Company also considers external factors to the specific customer, including current conditions and forecasts of economic conditions, including the potential impact of the COVID-19 pandemic. In the event the Company recovers amounts previously reserved for, the Company will reduce the specific allowance for credit losses. The net recovery of provision for credit loss for the year ended June 30, 2024 decreased by approximately ¥6.6 million ($0.9 million) from the year ended June 30, 2023.

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

Year Ended June 30, 2024 Compared to Year Ended June 30, 2023

For the year ended June 30, 2024, our performance in the oilfield service sector improved, benefiting from the continued improvement in oilfield customers’ production activities, the continued demand for clean energy in China, and the demand from oilfield customers for efficient, cost-effective and environmentally friendly solutions. While we also faced challenges from customers’ cost control strategy and temporary update re-equipment of operational qualification, our gross margin improvement was not significant, and revenue from some electronics sector and oilfield environmental protection temporarily declined. As a result, we experienced certain fluctuations in our revenue structure and costs and expenses during the current period.

Revenue

	For the Years Ended
	June 30,
			Increase /	Percentage
	2023	2024	(Decrease)	Change
Automation product and software	¥26,628,216	¥26,831,668	¥203,452	0.8%
Equipment and accessories	16,248,197	20,471,950	4,223,753	26.0%
Oilfield environmental protection	19,116,560	17,576,573	(1,539,987)	(8.1)%
Platform outsourcing services	5,121,405	3,974,089	(1,147,316)	(22.4)%
Chemical recycling	—	—	—	—
Total revenue	¥67,114,378	¥68,854,280	¥1,739,902	2.6%

Our total revenue for the year ended June 30, 2024 were approximately ¥68.8 million ($9.5 million), an increase of approximately ¥1.7 million ($0.2 million) or 2.6% from ¥67.1 million for the same period in 2023.

(1)	Revenue from automation product and software increased by ¥0.2 million ($0.03 million) or 0.8%. For the year ended June 30, 2024, affected by temporary changes in market participation requirements from electricity industry customers, our business in the electronic automation segment disrupted and revenue from non-oilfield customers decreased by ¥5.8 million ($0.8 million). However, due to the recovery of oilfield production, sales to oilfield customers increased by ¥6.0 million ($0.8 million). Thus, our revenue from automation product and software business increased slightly overall. We anticipate that revenue from the electronic business will resume and revenue will recover.
(2)	Revenue from equipment and accessories increased by ¥4.2 million ($0.6million) or 26%. The increase in revenue was driven by the continued growth of our oilfield business and the successful expansion of our offshore oilfield services.
(3)	Revenue from oilfield environmental protection decreased by ¥1.5 million ($0.2 million) or 8.1%. mainly due to a reduction in the volume of oily wastewater provided by customers as their production intensity decreased. In addition, Gansu BHD’ s hazardous waste operation permit expired in July 26, 2023, and the renewal process took longer than expected due to changing government regulations. Production activates were not allowed during this period. As a result, revenue from oily sludge treatment was reduced.
(4)	Revenue from platform outsourcing services decreased by ¥1.1 million ($0.2 million) or 22.4%. The decrease was mainly due to reduced demand from former gas station customers as they upgraded their own online systems and limited cooperation with third parties. During the period, we shifted our target market from gasoline users to diesel users and established partnerships with several major online freight platform customers. We expect the increase in revenue from this segment to gradually form a new business base for the Company.
(5)	As of June 30, 2024, the factory for the chemical recycling is still under construction and has not started production and sales yet.

Cost of revenue

	For the Years Ended
	June 30,
			Increase /	Percentage
	2023	2024	(Decrease)	Change
Automation product and software	¥23,610,281	¥23,864,941	¥254,660	1.1%
Equipment and accessories	8,945,796	14,097,459	5,151,663	57.6%
Oilfield environmental protection	13,955,673	9,240,828	(4,714,845)	(33.8)%
Platform outsourcing services	1,735,645	637,903	(1,097,742)	(63.2)%
Chemical recycling	—	135,705	135,705	100.0%
Total cost of revenue	¥48,247,395	¥47,976,836	¥(270,559)	(0.6)%

Our total cost of revenue decreased from ¥48.2 million for the year ended June 30, 2023 to ¥48.0 million ($6.6 million) for the same period in 2024.

For the years ended June 30, 2023 and 2024, cost of revenue from automation product and software was approximately ¥23.6 million and ¥23.9 million ($3.3 million), respectively, representing increase of approximately ¥0.3 million ($0.04 million) or 1.1%. The increase in cost of revenue from automation product and software was primarily attributable to increased revenue of automation products and software.

For the years ended June 30, 2023 and 2024, cost of revenue from equipment and accessories was approximately ¥8.9 million and ¥14.1 million ($1.9 million), respectively, representing an increase of approximately ¥5.2 million ($0.7 million) or 57.6%. The increase in cost of revenue from equipment and accessories was primarily attributable to increased revenue of equipment and accessories.

For the years ended June 30, 2023 and 2024, cost of revenue from oilfield environmental protection was approximately ¥14.0 million and ¥9.2 million ($1.3 million), respectively, representing a decrease of approximately ¥4.7 million ($0.6 million) or 33.8%. The decrease in the cost of revenue, mainly drawn from wastewater and oily sludge treatments, was in line with decrease in revenue related to our oily sludge treatment.

For the years ended June 30, 2023 and 2024, cost of revenue from platform outsourcing services was approximately ¥1.7 million and ¥0.6 million ($0.1 million), respectively, representing a decrease of approximately ¥1.1 million ($0.2 million) or 63.2%. The primary reasons for the decrease in cost of revenue are the company’s efforts to reduce costs through staff layoffs and salary reductions, as well as the discontinuation of server leasing due to the transition from operational to maintenance services.

For the years ended June 30, 2023 and 2024, cost of revenue from chemical recycling was nil and ¥0.1 million ($0.02 million), which was business and sales related tax. As of June 30, 2024, the factory for the chemical recycling is still under construction and has not started production and sales yet.

Gross Profit

	For the Years Ended
	June 30,
	2023		2024
	Gross		Gross		Increase /	Percentage
	Profit	Margin %	Profit	Margin %	(Decrease)	Change
Automation product and software	¥3,017,935	11.3%	¥2,966,727	11.1%	¥(51,208)	(1.7)%
Equipment and accessories	7,302,401	44.9%	6,374,491	31.1%	(927,910)	(12.7)%
Oilfield environmental protection	5,160,887	27.0%	8,335,745	47.4%	3,174,858	61.5%
Platform outsourcing services	3,385,760	66.1%	3,336,186	83.9%	(49,574)	(1.5)%
Chemical recycling	—	—%	(135,705)	—%	(135,705)	—%
Total gross profit and margin %	¥18,866,983	28.1%	¥20,877,444	30.3%	¥2,010,461	10.7%

Our total gross profit increased to ¥20.9 million ($2.9 million) for the year ended June 30, 2024 from ¥18.9 million for the same period in 2023. Our gross profit as a percentage of revenue increased to 30.3% for the year ended June 30, 2024 from 28.1% for the same period in 2023.

For the years ended June 30, 2023 and 2024, our gross profit from automation product and software was approximately ¥3.0 million and ¥3.0 million ($0.4 million), respectively, representing a decrease in gross profit of approximately ¥0.1 million ($0.01 million) or 1.7%. The gross margin for automation product and software has remained relatively stable in this period.

For the years ended June 30, 2023 and 2024, gross profit from equipment and accessories was approximately ¥7.3 million and ¥6.4 million ($0.9 million), respectively, representing a slight decrease of approximately ¥0.9 million ($0.1 million) or 12.7%. The reason for the decrease in gross margin is that oilfield customers have adopted a low-cost operating model and tightly controlled budgets, which has narrowed the overall margins of the market. Consequently, we had to resort to lower margins to secure business.

For the years ended June 30, 2023 and 2024, gross profit from oilfield environmental protection was approximately ¥5.2 million and ¥8.3 million ($1.1 million), respectively, representing an increase of ¥3.2 million ($0.4 million) or 61.5%. We have carried out the residual oil recovery service, The business line assists oilfield companies recover residual oils, including aged oil and spilled oil through our unique formula and equipment to enhance the profitability for oilfield companies.  This business contributes a relatively high gross margin.

For the years ended June 30, 2023 and 2024, gross profit from platform outsourcing services was approximately ¥3.4 million and ¥3.3 million ($0.5 million), respectively, representing a decrease of approximately ¥0.05 million ($0.01 million) or 1.5%, The gross margin for platform outsourcing services has remained relatively stable in this period.

For the years ended June 30, 2023 and 2024, gross profit losses from chemical recycling was nil and ¥0.1 million ($0.02 million), respectively. As of June 30, 2024, the factory for the chemical recycling remains under construction and has not started production and sales yet.

Operating Expenses

	For the Years Ended
	June 30,
			Increase /	Percentage
	2023	2024	(Decrease)	Change
Selling and distribution expenses	¥10,638,978	¥10,374,388	¥(264,590)	(2.5)%
% of revenue	15.9%	15.1%	(0.8)%	—
General and administrative expenses	76,784,396	63,765,583	(13,018,813)	(17.0)%
% of revenue	114.4%	92.6%	(21.8)%	—
Allowance for (net recovery of) credit losses	(9,038,985)	4,086,505	13,125,490	(145.2)%
% of revenue	(13.5)%	5.9%	19.4%	—
Research and development expenses	8,806,205	14,288,879	5,482,674	62.3%
% of revenue	13.1%	20.8%	7.7%	—
Impairment loss of property and equipment and other long-lived assets	1,009,124	—	(1,009,124)	(100.0)%
% of revenue	1.5%	—%	(1.5)%	—
Operating expenses	¥88,199,718	¥92,515,355	¥4,315,637	4.9%

Selling and Distribution Expenses. Selling and distribution expenses consist primarily of salaries and related expenditures of the Company’s sales and marketing departments, sales commissions, costs of marketing programs including traveling expenses, advertising and trade shows, and rental expense, as well as shipping charges. Selling expenses decreased by 2.5%, or ¥0.3 million ($0.04 million), from ¥10.6 million in the year ended June 30, 2023 to ¥10.4 million ($1.4 million) in the same period of 2024. The decrease was mainly attributable to the decreased Marketing promotion, bidding expense. Sales activities are relatively stable for the years ended June 30, 2024. Selling expenses were 15.1% of total revenue for year ended June 30, 2024 and 15.9% of total revenue for the same period of 2023

General and Administrative Expenses. General and administrative expenses consist primarily of costs in human resources, facilities costs, depreciation expenses, professional advisor fees, audit fees, stock-based compensation expense and other miscellaneous expenses incurred in connection with general operations. General and administrative expenses decreased by 17%, or ¥13.0 million ($1.8 million), from ¥76.8 million in the year ended June 30, 2023 to ¥63.8 million ($8.8 million) in the same period of 2024. The decrease was primarily due to the decrease of consulting fee, share-based compensation to our management and employees and restricted shares issued for services and Rent fee during the year ended June 30, 2024. General and administrative expenses accounted for 92.6% of total revenue for the year ended June 30, 2024 and 114.4% of total revenue for the same period of 2023.

Allowance for (net recovery of) credit losses. Allowance for credit losses is the estimated amount of bad debt that will arise as a result of lower collectability from account receivables, other receivables, purchase advances and contract assets. We recorded net recovery of credit losses of ¥9.0 million for the year ended June 30, 2023 as compared to net provision for credit losses of ¥4.1 million ($0.6 million) for the same period in 2024. The net recovery of credit losses was mainly due to 1) we made specific reserve for some outstanding accounts receivable which we did not collect as we expected due to the downturn in the economy from the previous disease pandemic. However, due to the recovery of economy in China and the management’s great efforts in collection of receivables from our customers, some of accounts receivable we have provided credit losses for in the prior period were collected during the year ended June 30, 2023, causing a reversal of provision for credit losses of accounts receivables; and 2). as of June 30, 2024, there was an increase in the bad debt accrual corresponding to the aging of the accounts. Management plans to continue to monitor and maintain the provision at a lower risk level.

Research and development (“R&D”) expenses. R&D expenses consist primarily of salaries and related expenditures for research and development projects. R&D expenses remained relatively stable with an increase by 62.3%, or ¥5.5 million ($0.8 million) from ¥8.8 million for the year ended June 30, 2023 to ¥14.3 million ($2.0 million) for the same period of 2024. R&D expenses accounted for 20.8% of total revenue in the year ended June 30, 2024 and 13.1% of total revenue for the same period of 2023. The company has increased investment related to research and development.

Impairment loss of property and equipment and other long-lived assets. Impairment loss of property and equipment and other long-lived assets decreased by100.0%, or ¥1.0 million ($0.1 million), from ¥1.0 million in the year ended June 30, 2023 to nil in the same period of 2024. As of June 30, 2023, property and equipment and other long-lived assets of FGS had fully accrued for impairment. The impairment was mainly due to the decision of the major customers to develop their own autonomous unified system and to significantly reduce the procurement of third-party services. This change has had a significant and negative impact on FGS’s business model and enterprise value. We are currently working to find new ways and channels of cooperation to enhance the FGS business.

Net Loss

	For the Years Ended
	June 30,
			Increase /	Percentage
	2023	2024	(Decrease)	Change
Loss from operations	¥(69,332,735)	¥(71,637,911)	¥(2,305,176)	3.3%
Change in fair value of warrant liability	6,116,000	(933,995)	(7,049,995)	(115.3)%
Interest income, net	11,088,637	21,827,314	10,738,677	96.8%
Impairment loss on goodwill and intangible asset	(9,980,002)	—	9,980,002	(100.0)%
Other income (expenses), net	650,047	(691,218)	(1,341,265)	(206.3)%
Loss before income taxes	(61,458,053)	(51,435,810)	10,022,243	(16.3)%
Income tax expenses	18,339	30	(18,309)	(99.8)%
Net loss	(61,476,392)	(51,435,840)	10,040,552	(16.3)%
Less: Net loss attributable to non-controlling interest	(2,309,091)	(1,564,581)	744,510	(32.2)%
Net loss attributable to Recon Technology, Ltd	¥(59,167,301)	¥(49,871,259)	¥9,296,042	(15.7)%

Loss from operations. Loss from operations was ¥71.6 million ($9.9 million) for the year ended June 30, 2024, compared to a loss of ¥69.3 million for the same period of 2023. This ¥2.3 million ($0.3 million) increase in loss from operations was primarily due to the increase in operating expense as discussed above.

Change in fair value changes of warrant liability. The Company classified the warrants issued in connection with common share offering as liabilities at their fair value and adjusted the warrant instrument to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations. Gain in change in fair value of warrant liability was ¥6.1 million and ¥0.8 million ($0.1million) for the years ended June 30, 2023 and 2024, respectively. On December 14, 2023, we redeemed an aggregate of 17,953,269 (997,404 warrants post 2024 Reverse Split) warrants from the Sellers, and the difference between the repurchase price and fair value of the warrants, a difference of ¥1.7 million ($0.2 million), was recognized as loss in fair value changes of warrant liability. The aforementioned gain of ¥0.8 million ($0.1 million) from fair value changes of warrant liability and the loss of ¥1.7 million ($0.2 million) from fair value changes of warrant liability combine to result in a net loss of ¥0.9 million ($0.1 million) in fair value changes of warrant liability.

Impairment loss on goodwill and intangible assets. The Company recognized the excess of purchase price over the fair value of assets acquired and liabilities assumed of the business acquired was recorded as goodwill and fair value of identified intangible assets, which is customer relationship as a result of the step acquisition of FGS. In conjunction with the preparation of our consolidated financial statement for years ended June 30, 2023 and 2024, the management performed evaluation on the impairment of goodwill and intangible assets and recorded an impairment loss on goodwill and intangible assets of ¥10.0 million and nil for the years ended June 30, 2023 and 2024, respectively. As of June 30, 2023, goodwill and intangible assets of FGS had fully accrued for impairment. The impairment was mainly due to the decision of the major customers to develop their own autonomous unified system and to significantly reduce the procurement of third-party services. This change has had a significant and negative impact on FGS’s business model and enterprise value. We are currently working to find new ways and channels of cooperation to enhance the FGS business.

Interest income, net. Net interest income was ¥21.8 million ($3.0 million) for the year ended June 30, 2024, compared to net interest income of ¥11.1 million for the same period of 2023. The ¥10.7 million ($1.5 million) increase in net interest income was primarily due to the increased interest-bearing loans to third parties and increased short-term investments we invested during the year ended June 30, 2024.

Other income (expenses), net. Other net expenses was ¥0.7 million ($0.1 million) for the year ended June 30, 2024, compared to other net income of ¥0.7 million for the same period of 2023. The ¥1.3 million ($0.2 million) decrease other net income was primarily due to a decrease in subsidy income of ¥0.2 million. The decrease in other net income was also attributable to an increase in foreign exchange transaction loss of ¥1.1 million ($0.2) due to the fluctuation of exchange rate of RMB against US dollars during the year ended June 30, 2024 compared to the same period of 2023.

Net loss. As a result of the factors described above, net loss was ¥51.4 million ($7.1 million) for the year ended June 30, 2024, a decrease of ¥10.0 million ($1.4 million) from net loss of ¥61.4 million for the same period of 2023.

Liquidity and Capital Resources

As of June 30, 2024, we had cash in the amount of approximately ¥110.0 million ($15.1 million) and short-term investment in bank fixed income product of approximately ¥88.1 million ($12.1 million). As of June 30, 2023, we had cash in the amount of approximately ¥104.1 million and short-term investment in bank fixed income product of approximately ¥184.2 million ($25.3 million).

Indebtedness. As of June 30, 2024, we had ¥6,969.0 ($959.0) of warrant liability, ¥12.4 million ($1.7 million) of short-term bank loans, ¥10.0 million ($1.4 million) of short-term borrowings from related parties, ¥1.9 million ($0.3 million) of short-term lease payable due to third parties, ¥1.8 million ($0.2 million) of short-term lease payable due to a related party, ¥24.0 million ($3.3 million) of contractual purchase commitments, and a liability of severance payments of ¥8.8 million ($1.2 million) which is very unlikely to be incurred in the foreseeable future. Other than indebtedness listed above, we did not have any other finance leases, guarantees or other material contingent liabilities.

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

Capital Resources. To date we have financed our operations primarily through cash flows from operations, short-term bank loans, short-term borrowings due to related parties and warrant liabilities. As of June 30, 2024, we had total assets of ¥552.4 million ($76.0 million), which includes cash of ¥110.0 million ($15.1 million), short-term investments of ¥88.1 million ($12.1 million), net accounts receivable of ¥38.6 million ($5.3 million), loans to third parties of ¥208.9 million ($28.8 million) and net contract costs of ¥48.3 million ($6.7 million) and working capital of ¥460.0 million ($63.3 million). Shareholders’ equity amounted to ¥502.6 million ($69.2 million).

Cash from Operating Activities. Net cash used in operating activities was ¥43.7 million ($6.0 million) for the year ended June 30, 2024. This was a decrease of approximately ¥7.9 million ($1.1 million) compared to net cash used in operating activities of approximately ¥51.7 million for the same period in 2023. The net cash used in operating activities for the year ended June 30, 2023 was primarily attributable to the net loss attributable to the Company in the amount of ¥51.4 million ($7.1 million) due to the reasons discussed above, reconciled by a decrease in accounts receivable of ¥12.2 million ($1.7 million), and a decrease in contract costs of ¥4.4 million ($0.6 million).

Cash from Investing Activities. Net cash provided by investing activities was approximately ¥3.0 million ($0.4 million) for the year ended June 30, 2024. This was an increase of approximately ¥248.2 million ($34.2 million) compared to net cash used in investing activities of approximately ¥245.2 million for the same period in 2023, which was due to the increased repayments of loans from third parties and Redemption of short-term investments, which partially offset by the increased payments for short-term investments, payments made for loan to third parties and purchase of land use right.

Cash from Financing Activities. Net cash provided by financing activities amounted to ¥45.0 million ($6.2 million) for the year ended June 30, 2024, as compared to net cash provided by financing activities of ¥56.4 million for the same period in 2023. The decrease in net cash provided by financing activities was mainly due to the redemption of warrants during the year ended June 30, 2024. Meanwhile, we received ¥77.7 million ($10.7 million) proceeds from sale of common stock, net of issuance costs.

Working Capital. Total working capital as of June 30, 2024 amounted to ¥460.0 million ($63.3 million), compared to ¥443.4 million as of June 30, 2023. Total current assets as of June 30, 2024 amounted to ¥507.5 million ($69.8 million), an increase of ¥3.1 million ($0.4 million) compared to approximately ¥504.4 million at June 30, 2023. The increase in total current assets at June 30, 2024 compared to June 30, 2023 was mainly due to an increase in cash, accounts receivable and loan to third parties, partially offset by a decrease in short-term investments. For the year ended June 30, 2024, the Company had approximately ¥43.7 million ($6.0 million) cash out flow from the operating activities, and as of June 30, 2024, our total future minimum purchase commitment under the non-cancellable purchase contracts were amounted to ¥24.0 million ($3.3 million). As of June 30, 2024, the Company had cash in the amount of approximately ¥110.0 million ($15.1 million) for the next operating cycle ending June 30, 2025. Based on the historical trends and the capital requirements of the new plant we are building, management believes that the Company will have sufficient working capital for its operations at least 12 months from the issuance date of this report.

Current liabilities. Current liabilities amounted to ¥47.5 million ($6.5 million) at June 30, 2024, in comparison to ¥61.0 million at June 30, 2023.

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

Tabular Disclosure of Contractual Obligations

Below is a table setting forth all our contractual obligations as of June 30, 2024, which consists of our short-term loan agreements, operating lease obligations, loans from third parties, warrant liabilities and due to related party:

	Payment Due by Period
		Less			More
		than	1 – 3	3 – 5	than
Contractual Obligations	Total	1 year	years	years	5 years
Debt obligations	¥32,428,834	¥22,428,834	¥10,000,000	¥—	¥—
Operating lease obligations	8,161,143	4,017,831	4,143,312	—	—
Due to related parties	2,299,069	2,299,069	—	—	—
Purchase obligation	23,956,141	23,956,141	—	—	—
Warrant liabilities	6,969	—	6,969	—	—
Total	¥66,852,156	¥52,701,875	¥14,150,281	¥—	¥—

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Executive Officers and Directors

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Position Held
Mr. Yin Shenping	54	Chief Executive Officer and Director
Ms. Liu Jia	41	Chief Financial Officer and Director
Mr. Chen Guangqiang	61	Chief Technology Officer, Chairman and Director
Mr. Hu Zhongchen	71	Independent Director
Mr. Nelson N.S. Wong	62	Independent Director (Audit Committee Chair)
Mr. Hu Jijun	59	Independent Director
Dr. Duan Yonggang	60	Independent Director

Yin Shenping. Mr. Yin has been our Chief Executive Officer and a director since the Company’s inception. In 2003, Mr. Yin founded Nanjing Recon, a Chinese company that provides services to automate and enhance the extraction of petroleum in China, and has been the Chief Executive Officer since that time. Prior to founding Nanjing Recon, Mr. Yin served as a sales manager for Fujian Haitian Network Company from 1992 through 1994. Mr. Yin has founded and operated a number of companies engaged in the IT industry including: Xiamen Hengda Haitian Computer Network Co., Ltd. (1994), Baotou Hengda Haitian Computer Network Co., Ltd. (1997), Beijing Jingke Haitian Electronic Technology Development Co., Ltd. (1999), and Jingsu Huasheng Information Technology Co., Ltd. (2000). Mr. Yin currently serves as Chairman of the Board of Directors of HiTek Global Inc. (NASDAQ: HKIT) since 2017. In 2000, Mr. Yin merged the former Nanjing Kingsley Software Engineering Co., Ltd. into Nanjing Recon. Mr. Yin received his bachelor’s degree in 1991 from Nanjing Agricultural University in information systems. Mr. Yin was chosen as a director of the Company because as one of the founders of the Company, we believe his knowledge of the Company and years of experience in our industry give him the ability to guide the Company as a director.

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

Zhao Shudong (from 2013 to October 2024). Mr. Zhao joined our board of directors in 2013. Mr. Zhao spent over 30 years working in the oilfield industry prior to retiring from full-time work in 2006. From 1970 to 1976, Mr. Zhao worked as a technician in the Daqing oilfield. From 1976 to 1982, Mr. Zhao served as the vice director of the Hubei Oilfield Generalized Geologic Technical Research Institute. Mr. Zhao then spent 11 years as a director and section chief at the Scientific and Technological Development Department of the Huabei Petroleum Administrative Bureau. He was subsequently appointed Chief Geologist of the bureau, a position he held from 1993 to 1999. From 1999 to 2006, Mr. Zhao served as the General Manager of the Huabei Oilfield Company of CNPC. Mr. Zhao studied at the Northeast Petroleum Institute from 1965 to 1970. Mr. Zhao was elected as a director because of his extensive experience in the oilfield industry.

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

Hu Zhongchen. Mr. Hu joined our board of directors in October 2024. Mr. Hu retired from Baotou Steel (Group) Co., Ltd. after having been employed from 1979 to 2014. Mr. Hu received his bachelor’s degree in business management in 1979 from Inner Mongolia University of Technology. He possesses a China’s Senior Economist certificate. Mr. Hu was chosen to serve as a director because of his expertise and experience in economic management and deep understanding of China’s energy industry.

Employment Agreements

We have employment agreements with each of our Chief Executive Officer, Chief Technology Officer and Chief Financial Officer. With the exception of the employment agreement with our Chief Financial Officer, each of these employment agreements provides for an indefinite term. Such employment agreements may be terminated (1) if the employee gives written notice of his or her intention to resign, (2) the employee is absent from three consecutive meetings of the board of directors, without special leave of absence from the other members of the board of directors, and the board of directors passes a resolution that such employee has vacated his office, or (3) the death, bankruptcy or mental incapacity of the employee. The employment agreement for our Chief Financial Officer provides for a one-year term, with automatic renewal upon expiration, and the parties have continued to operate under the terms of this agreement since its expiration. Such employment agreement may be terminated if Ms. Liu gives thirty days’ written notice of her intention to resign, or if the board of directors determines she can no longer perform her duties as Chief Financial Officer and provides her with thirty days’ written notice of termination.

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

6.B. Compensation

The following table shows the annual compensation paid by us to Yin Shenping, our Chief Executive Officer, Liu Jia, our Chief Financial Officer, and Chen Guangqiang, our Chief Technology Officer, for the years ended June 30, 2024, 2023 and 2022. No other employee or officer received more than $100,000 in total compensation in 2024, 2023 and 2022.

Summary Executive Compensation Table

				Option	Restricted Stock
Name and principal position	Year	Salary	Bonus	Awards	Awards	Total
Yin Shenping,
Principal Executive Officer	2024	$600,000	$180,000	$—	$1,186,674	$1,966,674
	2023	$620,000	$150,000	$—	$1,515,000	$2,285,000
	2022	$360,000	$100,000	$—	$2,934,500	$3,394,500
Liu Jia
Principal Financial Officer	2024	$180,000	$60,000	$—	$263,078	$503,078
	2023	$162,000	$60,000	$—	$372,600	$594,600
	2022	$112,000	$50,000	$—	$156,000	$318,000
Chen Guangqiang,
Chief Technology Officer	2024	$600,000	$180,000	$—	$1,186,674	$1,966,674
	2023	$620,000	$150,000	$—	$1,515,000	$2,285,000
	2022	$395,833	$100,000	$—	$2,934,000	$3,430,333

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

Summary Director Compensation Table

	Fees earned
	or	Option	Restricted Stock
Name*	paid in cash	Awards	Awards	Total
Nelson N.S. Wong	$8,000	$—	—	$8,000
Hu Jijun	$8,000	$—	—	$8,000
Zhao Shudong**	$8,000	$—	—	$8,000
Duan Yonggang	$8,000	$—	—	$8,000
Hu Zhongchen	$—	$—	—	$—

*Compensation for our directors Yin Shenping, Chen Guangqiang and Liu Jia, who also serve as executive officers, is fully disclosed in the executive compensation table.

**Zhao Shudong resigned on October 9, 2024.

The following table summarizes, as of June 30, 2024, the outstanding options, unvested restricted share units and shares that we granted to our current directors and executive officers, reflecting the previous one-for-five Reverse Stock Split in 2019 and the recent one-for-eighteen 2024 Reverse Split.

	Class A Ordinary Shares
	underlying options
	awarded/Restricted	Exercise price
Name	Share Units/Shares*	(US$/share)*	Date of grant	Date of expiration
Yin Shenping	125,000	—	02/26/2024	02/25/2025
Liu Jia	356	148.50	1/31/2015	1/31/2025
	2,778	—	02/28/2022	02/27/2025
	57,527	—	02/26/2024	02/25/2025
Chen Guangqiang	125,000	—	02/26/2024	02/25/2025
Nelson N.S. Wong	278	148.50	1/31/2015	1/31/2025
	1,666	—	02/28/2022	02/27/2025
	10,000	—	02/26/2024	02/27/2025
Hu Jijun	278	148.50	1/31/2015	1/31/2025
	1,666	—	02/28/2022	02/27/2025
	10,000	—	02/26/2024	02/25/2025
Zhao Shudong**	200	148.50	1/31/2015	1/31/2025
	1,666	—	02/28/2022	02/27/2025
	10,000	—	02/26/2024	02/25/2025
Duan Yonggang	1,666	—	02/28/2022	02/27/2025
	10,000	—	02/26/2024	02/25/2025
Total	358,081

*Retrospectively restated for the 1-for-18 reverse stock split on May 1, 2024.

**Zhao Shudong resigned on October 9, 2024.

6.C. Board Practices

Board of directors and Board Committees

Our board of directors currently consists of seven members. There are no family relationships between any of our executive officers and directors.

The directors are divided into three classes, as nearly equal in number as the then total number of directors permits. Class I directors faced re-election at our annual general meeting of shareholders in 2023 and every three years thereafter. Class II directors faced re-election at our annual general meeting of shareholders in 2024 and every three years thereafter. Class III directors faced re-election at our annual general meeting of shareholders in 2021 and every three years thereafter.

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

6.D. Employees

As of June 30, 2024, we employed a total of 184 full-time in the following functions:

	Number of Employees
	June 30,	June 30,	June 30,
Department	2024	2023	2022
Senior Management	11	20	27
Human Resource & Administration	10	26	25
Finance	17	11	13
Research & Development & Technology	68	64	53
Procurement and production	35	27	26
Sales & Marketing	43	40	44
Total	184	188	188

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. In fiscal year 2024, we contributed approximately $418,587 to the employee benefit plans and social insurance. In fiscal year 2023, we contributed approximately $382,791 to the employee benefit plans and social insurance. In fiscal year 2022, we contributed approximately $427,614 to the employee benefit plans and social insurance. The effect on our liquidity by the payments for these contributions is immaterial. We believe that we are in material compliance with the relevant PRC employment laws.

6.E. Share Ownership

For information regarding the share ownership of our directors and senior management, see “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.”

Share and Share Options

Share Option Pool

In connection with our initial public offering, we established a pool for share options as our 2009 Stock Incentive Plan (“2009 Incentive Plan”) for the Domestic Companies’ and our employees. This pool initially contained options to purchase up to 158,073 (8,782 shares post 2024 Reverse Split) of our Class A Ordinary Shares. The options will vest at a rate of 20% per year for five years and have an exercise price of the market price of our shares on the date the options are granted. To date, we issued 112,800 (6,267 options post 2024 Reverse Split) options and 45,273 (2,515 shares post 2024 Reverse Split) shares out of this employee share option pool. We initially granted 58,600 (3,256 options post 2024 Reverse Split) options in 2009. We held a shareholder meeting in December 2010 and announced the resignation of three directors, and as a result, 20,000 (1,111 options post 2024 Reverse Split) options were forfeited and went back in the pool. In 2012, we granted an additional 83,000 (4,611 options post 2024 Reverse Split) options and 8,800 (489 options post 2024 Reverse Split) options were forfeited and went back to the pool. In the three months ended June 30, 2014, 29,680 (1,649 options post 2024 Reverse Split) vested options from 2012 grants were exercised. During the year ended June 30, 2024, we have 0 options outstanding under the 2009 Incentive Plan.

On January 29, 2015, the Company held its 2014 annual general meeting of shareholders, during which the Company’s shareholders approved the Company’s 2015 Stock Incentive Plan (“2015 Incentive Plan”). Pursuant to the 2015 Incentive Plan, we were initially authorized to issue up to an aggregate of 140,000 (7,778 shares post 2024 Reverse Split) Class A Ordinary Shares. Additionally, commencing on the first business day in fiscal year ending June 30, 2016 and on the first business day of each fiscal year thereafter while the 2015 Incentive Plan is in effect, the maximum number of Class A Ordinary Shares available for issuance under this 2015 Incentive Plan during that fiscal year shall be increased such that, as of such first business day, the maximum aggregate number of Class A Ordinary Shares available for issuance under this 2015 Incentive Plan during that fiscal year shall be equal to Fifteen Percent (15%) of the number of total issued and outstanding Class A Ordinary Shares of the Company as recorded by the Company’s transfer agent on the last business day of the prior fiscal year. The Company granted options to purchase 80,000 (4,456 shares post 2024 Reverse Split) Class A Ordinary Shares to its employees and non-employee director on January 31, 2015 under the 2015 Incentive Plan. As of June 30, 2024, we have an aggregate of 80,000 (4,456 options post 2024 Reverse Split) options outstanding under the 2015 Incentive Plan.

On April 5, 2021, the Company held its 2020 annual general meeting of shareholders, during which the Company’s shareholders approved the Company’s 2021 Equity Incentive Plan (“2021 Incentive Plan”). As of June 30, 2024, we have 0 options outstanding under the 2021 Incentive Plan.

Executive Class A Ordinary Stock Grants

On February 28, 2022, the Company’s board granted 1,642,331 (91,241 shares post 2024 Reverse Split) Class A Ordinary Shares pursuant to its 2015 Equity Incentive Plan to the employees of the Company, at a fair value of $1,708,024, with a vesting period of three years from the date of the grant.

On March 15, 2023, the Company’s board granted 1,000,000 (55,556 shares post 2024 Reverse Split) Class A Ordinary Shares to the employees of the Company, at a fair value of $372,600, with a vesting period of six months from the date of the grant.

On February 26, 2024, the Company’s board granted 6,255,483 (347,527 shares post 2024 Reverse Split) Class A Ordinary Shares pursuant to its 2015 Equity Incentive Plan to the employees of the Company, at a fair value of $2,130,000, with a vesting period of one year from the date of the grant.

As of June 30, 2024, we have 6,802,926 (377,939 shares post 2024 Reverse Split) non-vested restricted stocks outstanding under such grant.

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

On February 26, 2024, the Company’s board approved a grant of 12,900,000 restricted shares to its management as compensation cost for awards. The fair value of the restricted shares was $2,130,000 based on the fair value of share price $0.17 at February 26, 2023. These restricted shares vested immediately on the grant date. As of June 30, 2024, all granted shares under this plan are not issued and outstanding.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

The following table sets forth information with respect to beneficial ownership of our Class A and Class B Ordinary Shares as of the date of this report, for each person known by us to beneficially own 5% or more of our Class A Ordinary Shares, and all of our executive officers and directors individually and as a group. It reflects the one-for-eighteen Reverse Stock Split we effected on May 1, 2024 and the two classes of shares approved by our shareholders on April 5, 2021: Class A Ordinary Shares, with one vote per share, and Class B Ordinary Shares, with fifteen votes per share. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Class A and Class B Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership is based on shares, which consists of 7,987,959 Class A Ordinary Shares and 20,000,000 Class B Ordinary Shares outstanding as of August 31, 2024 and 80,000 (4,456 shares post 2024 Reverse Split) shares subject to options that are exercisable within 60 days after October 23, 2023. Percentage of beneficial ownership is based on shares, which consists of 7,987,959 Class A Ordinary Shares and 7,100,000 Class B Ordinary Shares outstanding as of June 30, 2024 and 80,000 (4,456 shares post 2024 Reverse Split) shares subject to options.

	Shares Beneficially Owned (1)
	Class A Ordinary Shares		Class B Ordinary Shares		% of Total Voting
Name of Beneficial Owner	Number	%(2)	Number	%(2)	Power(3)
Directors and Executive Officers:
Yin Shenping(4)	164,041	2.05%	10,000,000	50%	48.76%
Chen Guangqiang(5)	160,297	2.01%	10,000,000	50%	48.75%
Hu Jijun(6)	16,166	*			*
Wong Nelson(7)	15,278	*			*
Zhao Shudong(8)	16,421	*			*
Hu Zhongchen	—	—			—
Liu Jia(9)	126,485	1.58%			*
Duan Yonggang(10)	15,000	*			*
Directors and Executive Officers as a Group (eight members)	513,688	6.43%	20,000,000	100%	97.75%
5% or Greater Shareholders

*Less than 1%.

(1)

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Ordinary Shares. All shares represent Class A and Class B Ordinary Shares.

(2)	The percentage of shares beneficially owned is based on 7,987,959 Class A Ordinary Shares and 20,000,000 Class B Ordinary Shares outstanding as of October 30, 2024.
(3)	Class A Ordinary Shares have one vote per share. Class B Ordinary Shares have fifteen votes per share.
(4)

Mr. Yin holds 164,041 Class A Ordinary Shares and 10,000,000 Class B Ordinary Shares. Due to his ownership of 50% of the outstanding Class B Ordinary Shares (which have 15 votes per share rather than one vote like Class A Ordinary Shares), Mr. Yin has substantial control over Recon. The address is: Recon Technology Ltd, Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing 100012, People’s Republic of China.

(5)

Mr. Chen holds 160,297 Class A Ordinary Shares and 10,000,000 Class B Ordinary Shares. Due to his ownership of 50% of the outstanding Class B Ordinary Shares (which have 15 votes per share rather than one vote like Class A Ordinary Shares), Mr. Chen has substantial control over Recon. The address is Recon Technology Ltd, Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing 100012, People’s Republic of China.

(6)	The address is Recon Technology Ltd, Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing 100012, People’s Republic of China.

(7)	The address is Recon Technology Ltd, Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing 100012, People’s Republic of China.
(8)	Zhao Shudong resigned on October 9, 2024.
(9)	The address is Recon Technology Ltd, Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing 100012, People’s Republic of China.
(10)	The address is Recon Technology Ltd, Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing 100012, People’s Republic of China.

7.B. Related party transactions

Transactions with Related Persons

Other payables consisted of the following:

	June 30,	June 30,	June 30,
	2023	2024	2024
Related Parties	RMB	RMB	US Dollars
Expenses paid by the major shareholders	¥1,796,309	¥1,453,910	$200,064
Due to family members of the owners of BHD and FGS	545,159	845,159	116,298
Due to management staff for costs incurred on behalf of the Company	250,927	—	—
Total	¥2,592,395	¥2,299,069	$316,362

The Company also had short-term borrowings from related parties. Below is a summary of the Company’s short-term borrowings due to related parties as of June 30, 2023 and 2024, respectively.

The Company also had long-term borrowings from a related party. Below is a summary of the Company’s long-term borrowings due to a related party as of June 30, 2023 and 2024, respectively.

	June 30,	June 30,	June 30,
	2023	2024	2024
Short-term borrowings due to related parties:	RMB	RMB	US Dollars
Short-term borrowing from a Founder, 3.65% annual interest, due on December 26, 2023	¥10,004,055	¥—	$—
Short-term borrowing from a Founder, 3.40% annual interest, due on June 4, 2024*	4,993,950	—	—
Short-term borrowing from a Founder, 3.40% annual interest, due on June 16, 2024*	5,020,217	—	—
Short-term borrowing from a Founder, 3.45% annual interest, due on December 28, 2024	—	10,002,875	1,376,441
Total short-term borrowings due to related parties	¥20,018,222	¥10,002,875	$1,376,441

	June 30,	June 30,	June 30,
	2023	2024	2024
Long-term borrowings due to related party:	RMB	RMB	US Dollars
Long-term borrowing from a Founder, monthly payments of ¥31,250 inclusive of interest at 3.75%, three years loan, due in April 29, 2027.	¥—	¥10,000,000	$1,376,046
Less: current portion	—	—	—
Total long-term borrowings due to related party	¥—	¥10,000,000	$1,376,046

Leases from related parties - The Company has various agreements for the lease of office space owned by the Founders and their family members. The terms of the agreement state that the Company will continue to lease the property at a monthly rent of ¥96,875 ($13,330) with annual rental expense at ¥1.2 million ($0.16 million). The details of leases from related parties are as below:

			Monthly Rent	Monthly Rent
Lessee	Lessor	Rent Period	RMB	US Dollars
Nanjing Recon	Yin Shenping	April 1, 2024 - March 31, 2026	¥40,000	$5,504
BHD	Chen Guangqiang	Jan 1, 2024- Dec 31, 2025	33,250	4,575
BHD	Chen Guangqiang	Jan 1, 2024- Dec 31, 2025	23,625	3,251

Expenses paid by the owner on behalf of Recon – Shareholders and founders of the VIEs paid certain operating expenses for the Company. As of June 30, 2023 and 2024, ¥2,592,395 and ¥2,299,069 ($316,362) was due to them, respectively.

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

7.C. Interests of experts and counsel

Not applicable for annual reports on Form 20-F.

ITEM 8.FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

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

8.B. Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.THE OFFER AND LISTING

9.A. Offer and listing details

We completed our initial public offering on July 29, 2009. Our Class A Ordinary Shares trade under the trading symbol “RCON” on the NASDAQ Capital Market.

As of October 30, 2024, there were approximately 40 holders of record of our Class A Ordinary Shares. This excludes our Class A Ordinary Shares owned by shareholders holding Class A Ordinary Shares under nominee security position listings. On October 30, 2024, the last sales price of our Class A Ordinary Shares as reported on the NASDAQ Capital Market was $[●] per Class A Ordinary Share.

9.B. Plan of distribution

Not applicable for annual reports on Form 20-F.

9.C. Markets

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “RCON.”

9.D. Selling shareholders

Not applicable for annual reports on Form 20-F.

9.E. Dilution

Not applicable for annual reports on Form 20-F.

9.F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

ITEM 10.ADDITIONAL INFORMATION

10.A. Share capital

Not applicable for annual reports on Form 20-F.

10.B. Memorandum and articles of association

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

On March 29, 2024, the Company held its annual meeting, at which the Company’s shareholders approved (i) a capital increase to the authorized share capital by the creation of 350,000,000 additional Class A Ordinary Shares with a nominal or par value of US$0.0925 each and 60,000,000 Class B Ordinary Shares with a nominal or par value of US$0.0925 each; (ii) a share consolidation or reverse stock split of only the Class A Ordinary Shares, at a ratio of one-for-eighteen (the “2024 Reverse Stock Split”), such that there were then 27,694,610.80 Class A Ordinary Shares with a nominal or par value of US$1.67 (together with 60,000,000 Class B Ordinary Shares with a nominal or par value of US$0.0925 each); (iii) a subsequent share subdivision of all shares at a ratio of 1:17,349.9459 into 480,500,000,000 Class A Ordinary Shares with a nominal or par value of US$0.0001 each and 56,000,000,000 Class B Ordinary Shares with a nominal or par value of US$0.0001 each; and (iv) a final capital reduction by the cancellation of 480,000,000,000 unissued Class A Ordinary Shares and the cancellation of 55,920,000,000 unissued Class B Ordinary Shares, such that the final authorized share capital of the Company, following each of the above stages was amended from: US$15,725,000 divided into 150,000,000 Class A ordinary shares of a nominal or par value of US$0.0925 each, and 20,000,000 Class B ordinary shares of a nominal or par value of US$0.0925 each, to: US$58,000 divided into 500,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0001 each and 80,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each (collectively, the “Capital Amendment”). No fractional ordinary shares were issued to any shareholders in connection with the Capital Amendment. Each shareholder will be entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the Capital Amendment.

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

10.C. Material contracts

We have not entered into any material contracts other than in the ordinary course of business and otherwise described elsewhere in this annual report.

10.D. Exchange controls

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

10.E. Taxation

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

10.F. Dividends and paying agents

Not applicable for annual reports on Form 20-F.

10.G. Statement by experts

Not applicable for annual reports on Form 20-F.

10.H. Documents on display

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

10.I. Subsidiary Information

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

In fiscal years 2024, 2023 and 2022, we had RMB12.40 million (approximately $1.71 million), RMB12.45 million (approximately $1.71 million), and RMB17.53 million (approximately $2.54 million) of weighted outstanding bank loans, with weighted average effective interest rate of 3.07%, 4.33%, and 4.75% respectively.

As of June 30, 2024, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our company would have been RMB123,997 (approximately $17,063) lower/higher, respectively, mainly as a result of higher/lower interest expense from our short-term borrowings.

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

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

With the exception of Items 12.D.3 and 12.D.4, this Item 12 is not applicable for annual reports on Form 20-F. As to Items 12.D.3 and 12.D.4, this Item 12 is not applicable, as the Company does not have any American Depositary Shares.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

We do not have any material defaults in the payment of principal, interest, or any installments under a sinking or purchase fund.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

Item 5, “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities” from our annual report on Form 10-K filed on September 28, 2016 is incorporated herein by reference.

Use of Proceeds

Not applicable.

ITEM 15.CONTROLS AND PROCEDURES

(a)Disclosure Controls and Procedures.

As of June 30, 2024, our company carried out an evaluation, under the supervision of and with the participation of management, including our Company’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of our Company’s disclosure controls and procedures. Included in this Annual Report on Form 20-F, the chief executive officer and chief financial officer concluded that our Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) were ineffective in timely alerting them to information required to be included in the Company’s U.S. Securities and Exchange Commission (the “Commission”) filings.

(b)Management’s annual report on internal control over financial reporting.

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

The Company’s management assessed the effectiveness of its internal control over financial reporting as of June 30, 2024. In making this assessment, management used the 2013 framework set forth in the report entitled Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Our management has implemented and tested our internal control over financial reporting based on these criteria. Based on the assessment and material weakness identified, the Company’s management concluded that, as of June 30, 2024, its internal control over financing reporting was not effective.

The specific material weaknesses identified by the Company’s management as of June 30, 2024 are described as follows:

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

We have reassessed all of our financial reporting cycles and we are unable to declare effectiveness of our controls as of June 30, 2024 due to sufficient monitoring of our internal controls (lack of self-testing of internal controls) and lack of enough training and adjustment of our internal procedures to provide enough supporting documents as required. Therefore, we determined that the lack of time to evaluate our design and operating effectiveness are material weaknesses. It should be noted, however, that (a) many actions had been undertaken to enhance the control environment during the year; and (b) there are other remedial activities that are scheduled to take place in fiscal year 2025. We have significantly reduced deficiencies of our internal control during this fiscal year, and management will continue to resolve internal control weaknesses and ensure effective internal controls are in place.

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

In addition to the foregoing efforts, the Company expects to implement the following remedial actions during fiscal year 2025:

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

(c)Attestation report of the registered public accounting firm.

Not applicable.

(d)Changes in internal control over financial reporting.

Management continues to focus on internal control over financial reporting. As of June 30, 2024, the Company has completed certain documentation of our internal controls and will be implementing the following remedial initiatives:

●	To engage a professional organization to assist the company revamp our internal controls and implementation of our internal control over financial report in the coming year;
●	Design and implement an ongoing company-wide training program regarding our internal controls, with particular emphasis on our finance and accounting staff to better cooperating with other operation department to improve the accuracy and reporting efficiency of financial statements under the trend of operation and finance integration;
●	Implement a control process over business acquisition and use or disposition of our assets that could have a material effect on the financial statements;
●	Developing enhanced risk assessment procedures and controls related to changes in IT systems; and developing a training program for internal control staff to address ITGC principals and requirements, with a focus on issues related to user access and change-management over IT systems impacting financial reporting; and
●	Developing a training program for management and related staff to address ITGC principals and requirements, with a focus on issues related to user access and change-management over IT systems impacting financial reporting.

ITEM 15T.CONTROLS AND PROCEDURES

Not applicable.

ITEM 16.[RESERVED]

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors has determined that Mr. Nelson Wong qualifies as an “audit committee financial expert” in accordance with applicable Nasdaq Capital Market standards. The Company’s board of directors has also determined that Mr. Wong and the other members of the Audit Committee are all “independent” in accordance with the applicable Nasdaq Capital Market standards.

ITEM 16B.CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors. The Code of Ethics is attached it as an exhibit to this annual report. We have also posted a copy of our code of business conduct and ethics on our website at www.recon.cn.

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

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

During fiscal year ended June 30, 2024, Enrome LLP’s audit fees were $191,500.

Audit-Related Fees

The Company has not incurred any audit-related fees from Friedman LLP, Marcum Asia CPAs LLP and Enrome LLP for audit-related services in fiscal years 2024 and 2023.

Tax Fees

The Company has not incurred any tax fees from Friedman LLP, Marcum Asia CPAs LLP and Enrome LLP for tax services in fiscal years 2024 and 2023.

All Other Fees

The Company has not incurred any other fees from Friedman LLP, Marcum Asia CPAs LLP and Enrome LLP other fees in fiscal years 2024 and 2023.

Audit Committee Pre-Approval Policies

Before Enrome LLP was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by Enrome LLP have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for fiscal year 2024 that were attributed to work performed by persons other than Enrome LLP’s full-time permanent employees was less than 5%.

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended June 30, 2024.

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

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

ITEM 16G.CORPORATE GOVERNANCE

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

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Our company is incorporated in the Cayman Islands. The VIEs and other operating entities being consolidated in our financial statements, or the consolidated foreign operating entities, are incorporated or otherwise organized in the PRC, Hong Kong, or the Cayman Islands.

To the best of our knowledge, no governmental entity in any of the PRC, Hong Kong, or the Cayman Islands owns any shares of our company or any of the consolidated foreign operating entities.

To the best of our knowledge, no governmental entity in the PRC has a controlling financial interest with respect to our company or any of the consolidated foreign operating entities.

No member of the board of directors of our company or any of the consolidated foreign operating entities is any official of the Chinese Communist Party.

Neither the memorandum and articles of association of our company nor the articles of incorporation (or equivalent organizing document) of any of the consolidated foreign operating entities contains any charter of the Chinese Communist Party.

ITEM 16J.INSIDER TRADING POLICIES

(a) We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards applicable to us.

(b) Please see our Insider Trading Policy of the Company, which has been filed as Exhibit 11.2 to this annual report.

ITEM 16K.CYBERSECURITY

Risk management and strategy

As of the date of this annual report, we have not experienced any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, our business strategy, results of operations, or financial condition; such risks are referred to below as “material risks from cybersecurity threats”.

We identify, assess and manage any material risks from cybersecurity threats through the following countermeasures:

●	Cybersecurity threat defense system that addresses both internal and external threats;
●	Network, host and application security; and
●	Sensitive information protection methods, including:
o	Technical safeguards;
o	Procedural requirements;
o	Monitoring program on our corporate network;
o	Continuous testing of our security posture both internally and with outside vendors;
o	Incident response program;
o	Security system effectiveness reviews with reference to applicable security standards; and
o	Regular cybersecurity awareness training for employees.

Our abovementioned countermeasures for identifying, assessing and managing any material risks from cybersecurity threats, have been integrated into our overall risk management system.

We do not engage any assessors, consultants, auditors, or other third parties in connection with any of our Cybersecurity Risk Management Processes.

Governance

The audit committee of our board of directors is ultimately responsible for the oversight of risks from cybersecurity threats.

Our board of directors and its audit committee have delegated an important leadership role in assessing and managing any material risks from cybersecurity threats to Mr. Rui Liu, who heads and oversees FGS. Mr. Liu is responsible for ensuring that the cybersecurity team has processes in place designed to identify and evaluate cybersecurity risks to which the company is exposed, implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents. Our cybersecurity team is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. Our cybersecurity programs are under the direction of Mr. Liu who receives reports from our cybersecurity team and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our cybersecurity team has relevant academic backgrounds and possesses extensive knowledge in cybersecurity risk management. Our cybersecurity team, regularly update and engages in discussions with Mr. Liu on the company’s cybersecurity programs, material cybersecurity risks, and mitigation strategies.

PART III

ITEM 17.FINANCIAL STATEMENTS

See Item 18.

ITEM 18.FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

ITEM 19.EXHIBITS

Exhibit No.	Description of Exhibit	Included	Form	Filing Date
1.1.1	Second Amended and Restated Articles of Association of the Registrant	By Reference	S-3	2016-09-19

1.1.2	Second Amended and Restated Memorandum of Association of the Registrant	By Reference	S-3	2016-09-19

1.1.3	Third Amended and Restated Articles of Association of the Registrant	By Reference	6-K	2021-04-06

1.1.4	Third Amended and Restated Memorandum of Association of the Registrant	By Reference	6-K	2021-04-06

1.1.5	Fourth Amended and Restated Articles of Association of the Registrant	Herewith

1.1.6	Fourth Amended and Restated Memorandum of Association of the Registrant	Herewith

2.1	Specimen Share Certificate	By Reference	6-K	2020-01-17

2.2	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934

2.3	Form of Convertible Note	By reference	6-K	2020-11-27

2.4	Form of Pre-Funded Warrant	By Reference	6-K	2021-06-16

2.5	Form of Warrant	By reference	6-K	2021-06-16

2.6	Specimen Share Certificate	By Reference	6-K	2021-04-12

4.1	2009 Equity Incentive Plan	By Reference	S-1/A	2009-06-10

4.2	2015 Equity Incentive Plan	By Reference	10-K	2016-09-28

4.3	Translation of Exclusive Technical Consulting Service Agreement between Recon Technology (Jining) Co., Ltd. and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.4	Translation of Power of Attorney for rights of Chen Guangqiang in Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.5	Translation of Power of Attorney for rights of Yin Shenping in Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.6	Translation of Power of Attorney for rights of Li Hongqi in Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.7	Translation of Exclusive Equity Interest Purchase Agreement between Recon Technology (Jining) Co. Ltd., Chen Guangqiang and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.8	Translation of Exclusive Equity Interest Purchase Agreement between Recon Technology (Jining) Co. Ltd., Yin Shenping and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.9	Translation of Exclusive Equity Interest Purchase Agreement between Recon Technology (Jining) Co. Ltd., Li Hongqi and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.10	Translation of Equity Interest Pledge Agreement between Recon Technology (Jining) Co., Ltd., Chen Guangqiang and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.11	Translation of Equity Interest Pledge Agreement between Recon Technology (Jining) Co., Ltd., Yin Shenping and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.12	Translation of Equity Interest Pledge Agreement between Recon Technology (Jining) Co., Ltd., Li Hongqi and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.13	Translation of Exclusive Technical Consulting Service Agreement between Recon Technology (Jining) Co., Ltd. and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.14	Translation of Power of Attorney for rights of Chen Guangqiang in Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.15	Translation of Power of Attorney for rights of Yin Shenping in Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.16	Translation of Power of Attorney for rights of Li Hongqi in Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.17	Translation of Exclusive Equity Interest Purchase Agreement between Recon Technology (Jining) Co. Ltd., Chen Guangqiang and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.18	Translation of Exclusive Equity Interest Purchase Agreement between Recon Technology (Jining) Co. Ltd., Yin Shenping and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.19	Translation of Exclusive Equity Interest Purchase Agreement between Recon Technology (Jining) Co. Ltd., Li Hongqi and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.20	Translation of Equity Interest Pledge Agreement between Recon Technology (Jining) Co., Ltd., Chen Guangqiang and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.21	Translation of Equity Interest Pledge Agreement between Recon Technology (Jining) Co., Ltd., Yin Shenping and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.22	Translation of Equity Interest Pledge Agreement between Recon Technology (Jining) Co., Ltd., Li Hongqi and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.23	Translation of the Investment Agreement between Recon Technology, Ltd., Future Gas Station (Beijing) Technology, Ltd. and six individuals	By Reference	6-KA	2018-08-28

4.24	Translation of the Supplemental Agreement between Recon Technology, Ltd., Future Gas Station (Beijing) Technology, Ltd. and six individuals	By Reference	6-KA	2018-08-28

4.25	Translation of Exclusive Technical Consulting Service Agreement dated April 1, 2019 between Recon Hengda Technology (Beijing) Co., Ltd. and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	6-K	2019-04-24

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

		By Reference	6-K	2019-04-24

4.31	Translation of Financial Support Commitment Letter from Two Major Shareholders dated August 31, 2019	By Reference	20-F	2019-10-01

4.32	Translation of Supplemental Agreement to the Investment Agreement with respect to Future Gas Station (Beijing) Technology Co., Ltd. dated September 24, 2019	By Reference	20-F	2019-10-01

4.33	Translation of Supplemental Agreement to the Investment Agreement with respect to Future Gas Station (Beijing) Technology Co., Ltd. dated March 17, 2020	By Reference	6-K	2020-03-18

4.34	Translation of Supplemental Agreement to the Investment Agreement with respect to Future Gas Station (Beijing) Technology Co., Ltd. dated February 4, 2021	By reference	6-K	2021-02-08

4.35	Share Acquisition Agreement, dated June 3, 2021	By reference	6-K	2021-06-04

4.36	Placement Agency Agreement, dated June 14, 2021, between the Company and Maxim Group LLC	By reference	6-K	2021-06-16

4.37	Form of Securities Purchase Agreement dated June 14, 2021, between the Company and the Purchasers	By reference	6-K	2021-06-16

4.38	Form of Securities Purchase Agreement dated March 15, 2023, between the Company and the Purchasers	By reference	6-K	2023-03-20

4.39	Form of Securities Purchase Agreement dated January 31, 2024, between the Company and the Purchasers	By reference	6-K	2024-02-05

4.40	Form of Warrant Purchase Agreement dated December 14, 2023, between the company and certain investors	By reference	6-K	2023-12-15

4.41	2021 Equity Incentive Plan	By Reference	6-K	2021-04-06

4.42	2024 Equity Incentive Plan	By Reference	6-K	2024-04-02

8.1	List of subsidiaries of the Company	Herewith

11.1	Code of Ethics of the Company	By Reference	10-K	2009-09-28

11.2	Insider Trading Policy of the Company	Herewith

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a)	Herewith

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a)	Herewith

13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code	Herewith

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code	Herewith

15.1	Consent of Friedman LLP	Herewith

15.2	Consent of Enrome LLP	Herewith

16.1	Letter of Marcum Asia CPAs LLP to the U.S. Securities and Exchange Commission dated August 25, 2023	By reference	6-K	2023-08-25

16.2	Letter of Friedman LLP to the U.S. Securities and Exchange Commission dated February 8, 2023	By reference	6-K	2023-02-08

97.1	Clawback Policy	Herewith

99.1	Recon Technology, Ltd Reports Financial Year Results for Fiscal Year 2024	Herewith

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Recon Technology, Ltd.

By:	/s/ Yin Shenping
Name: Yin Shenping
Title: Chief Executive Officer

Date:	October 30, 2024

RECON TECHNOLOGY, LTD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

Recon Technology, Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Recon Technology, Ltd. and its subsidiaries (collectively, the “Company”) as of June 30, 2024 and 2023, the related consolidated statements of operations and comprehensive income (loss), changes in shareholder’s equity, and cash flows for the years ended June 30, 2024 and 2023, the related notes (collectively referred to as the 20 – F “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for the years ended June 30, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America (“U.S GAAP”).

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

October 30, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director and

Stockholders of Recon Technology, Ltd

Opinion on the Financial Statements

We have audited, before the effects of retrospective adjustments to the reverse stock split and change in capital structure as disclosed in Note 16, the accompanying consolidated balance sheet of Recon Technology, Ltd and Subsidiaries (collectively, the “Company”) as of June 30, 2022, and the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity, and cash flows for the year ended June 30, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements, except for the effects of retrospective adjustments to the reverse stock split and change in capital structure as disclosed in Note 16,  present fairly, in all material respects, the financial position of the Company as of June 30, 2022, and the results of its operations and its cash flows for the year ended June 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the retrospective adjustments to the reverse stock split and change in capital structure as disclosed in Note 16, accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditor.

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

Assessment of impairment for goodwill

Description of Critical Audit Matter

As described in Note 2, the goodwill impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, goodwill of the reporting unit would be considered impaired. Management performed evaluation with the assistance of an independent valuation firm on the impairment of goodwill and recorded an impairment loss on goodwill of ¥2,266,893 ($338,457) for the year ended June 30, 2022.

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

Friedman LLP

We served as the Company’s auditor from 2011 to 2023

New York, New York

October 28, 2022

RECON TECHNOLOGY, LTD

CONSOLIDATED BALANCE SHEETS

	As of June, 30	As of June, 30	As of June, 30
	2023	2024	2024
	RMB	RMB	US Dollars
ASSETS
Current assets
Cash	¥104,125,800	¥109,991,674	$15,135,358
Restricted cash	731,545	848,936	116,817
Short-term investments	184,184,455	88,091,794	12,121,834
Notes receivable	3,742,390	1,341,820	184,641
Accounts receivable, net	27,453,415	38,631,762	5,315,907
Inventories, net	6,330,701	1,128,912	155,343
Other receivables, net	2,185,733	3,352,052	461,258
Other receivables - related parties	—	275,976	37,976
Loans to third parties	123,055,874	208,928,370	28,749,500
Purchase advances, net	2,680,456	5,156,550	709,565
Contract costs, net	49,572,685	48,335,817	6,651,230
Prepaid expenses	350,119	401,586	55,260
Total Current Assets	504,413,173	506,485,249	69,694,689

Property and equipment, net	24,752,864	22,137,940	3,046,282
Construction in progress	—	219,132	30,154
Long-term other receivables, net	3,640	—	—
Operating lease right-of-use assets, net (including ¥335,976 and ¥1,769,840 ($243,538) from a related party as of June 30, 2023 and June 30, 2024, respectively)	2,654,900	23,547,193	3,240,202
Total Assets	¥531,824,577	¥552,389,514	$76,011,327

LIABILITIES AND EQUITY

Current liabilities
Short-term bank loans	¥12,451,481	¥12,425,959	$1,709,869
Accounts payable	10,791,721	10,187,518	1,401,849
Other payables	5,819,010	2,769,685	381,121
Other payable- related parties	2,592,395	2,299,069	316,362
Contract liabilities	2,748,365	1,820,481	250,507
Accrued payroll and employees’ welfare	2,382,516	3,237,164	445,449
Taxes payable	1,163,006	993,365	136,692
Short-term borrowings - related parties	20,018,222	10,002,875	1,376,441
Operating lease liabilities - current (including ¥335,976 and ¥1,775,114 ($244,264) from a related party as of June 30, 2023 and June 30, 2024, respectively)	3,066,146	3,741,247	514,812
Total Current Liabilities	61,032,862	47,477,363	6,533,102

Operating lease liabilities - non-current (including ¥nil and ¥335,976 ($46,232) from a related party as of June 30, 2023 and June 30, 2024, respectively)	25,144	3,971,285	546,467
Long-term borrowings - related party	—	10,000,000	1,376,046
Warrant liability - non-current	31,615,668	6,969	959
Total Liabilities	92,673,674	61,455,617	8,456,574

Commitments and Contingencies

Shareholders’ Equity
Class A ordinary shares, $0.0001 U.S. dollar par value, 500,000,000 shares authorized; 2,306,295 shares and 7,987,959 shares issued and outstanding as of June 30, 2023 and June 30, 2024, respectively*	26,932	99,634	13,710
Class B ordinary shares, $0.0001 U.S. dollar par value, 80,000,000 shares authorized; 7,100,000 shares and 7,100,000 shares issued and outstanding as of June 30, 2023 and June 30, 2024, respectively*	4,693	4,693	646
Additional paid-in capital*	580,340,061	681,476,717	93,774,317
Statutory reserve	4,148,929	4,148,929	570,912
Accumulated deficit	(170,440,826)	(220,312,085)	(30,315,952)
Accumulated other comprehensive income	35,127,173	37,136,649	5,110,173
Total Recon Technology, Ltd’ equity	449,206,962	502,554,537	69,153,806
Non-controlling interests	(10,056,059)	(11,620,640)	(1,599,053)
Total shareholders’ equity	439,150,903	490,933,897	67,554,753
Total Liabilities and Shareholders’ Equity	¥531,824,577	¥552,389,514	$76,011,327
*	Retrospectively restated for the 1-for-18 reverse stock split on May 1, 2024 and change in capital structure on March 29, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

RECON TECHNOLOGY, LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the years ended
	June 30,
	2022	2023	2024	2024
	RMB	RMB	RMB	US Dollars

Revenue
Revenue - third parties	¥83,777,571	¥67,114,378	¥68,854,280	$9,474,664
Revenue	83,777,571	67,114,378	68,854,280	9,474,664

Cost of revenue
Cost of revenue - third parties	64,352,834	48,247,395	47,976,836	6,601,832
Cost of revenue	64,352,834	48,247,395	47,976,836	6,601,832

Gross profit	19,424,737	18,866,983	20,877,444	2,872,832

Selling and distribution expenses	10,150,802	10,638,978	10,374,388	1,427,563
General and administrative expenses	83,281,958	76,784,396	63,765,583	8,774,436
Allowance for (net recovery of) credit losses	(658,823)	(9,038,985)	4,086,505	562,322
Impairment loss of property and equipment and other long-lived assets	—	1,009,124	—	—
Research and development expenses	8,964,217	8,806,205	14,288,879	1,966,215
Operating expenses	101,738,154	88,199,718	92,515,355	12,730,536

Loss from operations	(82,313,417)	(69,332,735)	(71,637,911)	(9,857,704)

Other income (expenses)
Subsidy income	11,993	325,425	131,428	18,085
Interest income	5,367,979	13,603,487	22,897,763	3,150,837
Interest expense	(1,522,526)	(2,514,850)	(1,070,449)	(147,299)
Income from investment in unconsolidated entity	15,411	—	—	—
Gain (loss) in fair value changes of warrants liability	174,485,575	6,116,000	(933,995)	(128,522)
Foreign exchange transaction gain (loss)	(118,456)	241,652	(881,695)	(121,325)
Impairment loss on goodwill and intangible assets	(2,266,893)	(9,980,002)	—	—
Other income	15,855	82,970	59,049	8,126
Other income, net	175,988,938	7,874,682	20,202,101	2,779,902
Income (loss) before income tax	93,675,521	(61,458,053)	(51,435,810)	(7,077,802)
Income tax expenses (benefit)	(613,874)	18,339	30	4
Net income (loss)	94,289,395	(61,476,392)	(51,435,840)	(7,077,806)

Less: Net loss attributable to non-controlling interests	(1,297,400)	(2,309,091)	(1,564,581)	(215,294)
Net income (loss) attributable to Recon Technology, Ltd	¥95,586,795	¥(59,167,301)	¥(49,871,259)	$(6,862,512)

Comprehensive income (loss)
Net income (loss)	94,289,395	(61,476,392)	(51,435,840)	(7,077,806)
Foreign currency translation adjustment	9,332,625	23,819,712	2,009,476	276,513
Comprehensive income (loss)	103,622,020	(37,656,680)	(49,426,364)	(6,801,293)
Less: Comprehensive loss attributable to non- controlling interests	(1,297,400)	(2,309,091)	(1,564,581)	(215,294)
Comprehensive income (loss) attributable to Recon Technology, Ltd	¥104,919,420	¥(35,347,589)	¥(47,861,783)	$(6,585,999)

Earnings (loss) per share - basic and diluted*	¥55.52	¥(27.43)	¥(9.88)	$(1.36)

Weighted - average shares -basic and diluted*	1,721,529	2,157,158	5,048,952	5,048,952
*	Retrospectively restated for the 1-for-18 reverse stock split on May 1, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

RECON TECHNOLOGY, LTD

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

								Accumulated
					Additional			Other
					Paid-in	Statutory	Accumulated	Comprehensive	Shareholders’	Non-controlling	Total	Total
	Common Stock				Capital*	Reserve	deficit	income	Equity	Interest	Equity	Equity
	Number of		Number of
	Class A	Amount	Class B	Amount
	Shares*	(RMB)*	Shares	(RMB)*	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US Dollars)

Balance, as of June 30, 2021	1,547,415	¥17,665	—	¥—	¥495,813,924	¥4,148,929	¥(206,860,320)	¥1,974,836	¥295,095,034	¥(7,579,568)	¥287,515,466	$39,563,441

Capital contribution in non-controlling interests	—	—	—	—	—	—	—	—	—	1,130,000	1,130,000	155,493
Restricted shares issued for services	86,111	986	—	—	8,934,933	—	—	—	8,935,919	—	8,935,919	1,229,623
Stock issuance for Pre-Funded warrants	81,667	929	—	—	92,392	—	—	—	93,321	—	93,321	12,841
Cancellation of ordinary shares issued to Starry Lab	(17,575)	(202)	—	—	(27,675,248)	—	—	—	(27,675,450)	—	(27,675,450)	(3,808,269)
Restricted shares issued for management	7,148	83	4,100,000	2,604	39,260,798	—	—	—	39,263,485	—	39,263,485	5,402,835
Net income (loss) for the year	—	—	—	—	—	—	95,586,795	—	95,586,795	(1,297,400)	94,289,395	12,974,653
Foreign currency translation adjustment	—	—	—	—	—	—	—	9,332,625	9,332,625	—	9,332,625	1,284,212
Balance, as of June 30, 2022	1,704,766	19,461	4,100,000	2,604	516,426,799	4,148,929	(111,273,525)	11,307,461	420,631,729	(7,746,968)	412,884,761	56,814,829

Stock issuance	490,417	6,091	—	—	28,168,902	—	—	—	28,174,993	—	28,174,993	3,877,008
Restricted shares issued for services	55,556	690	—	—	5,805,150	—	—	—	5,805,840	—	5,805,840	798,910
Proceeds from Pre-Funded warrants	—	—	—	—	3,750,282	—	—	—	3,750,282	—	3,750,282	516,056
Restricted shares issued for management	55,556	690	3,000,000	2,089	26,188,928	—	—	—	26,191,707	—	26,191,707	3,604,099
Net loss for the year	—	—	—	—	—	—	(59,167,301)	—	(59,167,301)	(2,309,091)	(61,476,392)	(8,459,433)
Foreign currency translation adjustment	—	—	—	—	—	—	—	23,819,712	23,819,712	—	23,819,712	3,277,701
Balance, as of June 30, 2023	2,306,295	¥26,932	7,100,000	¥4,693	¥580,340,061	¥4,148,929	¥(170,440,826)	¥35,127,173	¥449,206,962	¥(10,056,059)	¥439,150,903	$60,429,170

Stock issuance	5,555,559	71,799	—	—	77,639,734	—	—	—	77,711,533	—	77,711,533	10,693,464
Restricted shares issued for services	—	—	—	—	1,070,143	—	—	—	1,070,143	—	1,070,143	147,258
Proceeds from Pre-Funded warrants	65,278	859	—	—	(859)	—	—	—	—	—	—	—
Restricted shares issued for management	60,827	44	—	—	22,427,638	—	—	—	22,427,682	—	22,427,682	3,086,154
Net loss for the year	—	—	—	—	—	—	(49,871,259)	—	(49,871,259)	(1,564,581)	(51,435,840)	(7,077,806)
Foreign currency translation adjustment	—	—	—	—	—	—	—	2,009,476	2,009,476	—	2,009,476	276,513
Balance, as of June 30, 2024	7,987,959	¥99,634	7,100,000	¥4,693	¥681,476,717	¥4,148,929	¥(220,312,085)	¥37,136,649	¥502,554,537	¥(11,620,640)	¥490,933,897	$67,554,753
*	Retrospectively restated for the 1-for-18 reverse stock split on May 1, 2024 and change in capital structure on March 29, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

RECON TECHNOLOGY, LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended June 30,
	2022	2023	2024	2024
	RMB	RMB	RMB	US Dollars

Cash flows from operating activities:
Net income (loss)	¥94,289,395	¥(61,476,392)	¥(51,435,840)	$(7,077,806)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	3,339,868	3,683,586	2,844,025	391,351
Loss (gain) from disposal of property and equipment	48,628	(12,782)	35,325	4,861
(Gain) loss in fair value changes of warrants liability	(174,485,575)	(6,116,000)	933,995	128,522
Amortization of offering cost of warrants	—	1,483,306	—	—
Allowance for (net recovery of) credit losses	(658,823)	(9,038,985)	4,086,505	562,322
Allowance for slow moving inventories	266,285	484,644	886,991	122,054
Impairment loss of property and equipment and other long-lived assets	—	1,009,124	—	—
Impairment loss on goodwill and intangible assets	2,266,893	9,980,002	—	—
Amortization of right of use assets	3,138,518	3,252,066	1,636,215	225,151
Restricted shares issued for management and employees	39,263,485	26,191,707	22,427,682	3,086,152
Restricted shares issued for services	8,935,919	5,805,840	1,070,143	147,257
Income from investment in unconsolidated entity	(15,411)	—	—	—
Deferred tax benefit	(624,087)	—	—	—
Accrued interest income from loans to third parties	(270,563)	(7,997,961)	(6,998,866)	(963,076)
Accrued interest income from short-term investment	—	(2,901,955)	(885,394)	(121,834)
Changes in operating assets and liabilities:
Notes receivable	(4,522,674)	7,085,917	2,400,570	330,329
Accounts receivable	3,811,866	(495,784)	(12,151,359)	(1,672,083)
Inventories	(689,291)	(2,373,013)	5,590,058	769,218
Other receivables	285,786	(1,307,694)	31,908	4,391
Other receivables-related parties	—	(64,122)	(275,976)	(37,976)
Purchase advances	865,430	(2,575,198)	(2,422,123)	(333,295)
Contract costs	15,422,513	(14,236,539)	(4,400,442)	(605,521)
Prepaid expense	(274,215)	70,164	(51,467)	(7,082)
Prepaid expense - related parties	158,000	275,000	—	—
Operating lease liabilities	(1,594,702)	(3,061,303)	(2,907,014)	(400,018)
Accounts payable	(5,523,938)	(1,710,898)	(604,203)	(83,141)
Other payables	(6,329,042)	2,270,104	(3,020,216)	(415,597)
Other payables-related parties	969,468	352,260	(293,326)	(40,363)
Contract liabilities	(5,578,999)	641,087	(927,884)	(127,681)
Accrued payroll and employees’ welfare	296,065	131,971	854,644	117,603
Taxes payable	961,964	(1,036,483)	(171,884)	(23,652)
Net cash used in operating activities	(26,247,237)	(51,688,331)	(43,747,933)	(6,019,914)

Cash flows from investing activities:
Purchases of property and equipment	(692,206)	(940,673)	(282,184)	(38,830)
Proceeds from disposal of property and equipment	—	31,950	20,000	2,752
Purchase of land use right	—	—	(15,000,251)	(2,064,103)
Repayments of loans to third parties	171,435,032	40,113,311	117,522,129	16,171,583
Payments made for loans to third parties	(171,071,510)	(103,146,761)	(196,437,504)	(27,030,700)
Payments and prepayments for construction in progress	—	—	(219,132)	(30,154)
Payments for short-term investments	—	(290,051,964)	(203,481,600)	(28,000,000)
Redemption of short-term investments	—	108,769,464	300,863,518	41,400,198
Net cash (used in) provided by investing activities	(328,684)	(245,224,673)	2,984,976	410,746

Cash flows from financing activities:
Proceeds from short-term bank loans	10,000,000	13,491,481	11,581,000	1,593,599
Repayments of short-term bank loans	(15,000,000)	(11,040,000)	(11,632,755)	(1,600,720)
Repayments of short-term borrowings	(530,000)	—	—	—
Proceeds from short-term borrowings-related parties	11,100,000	15,013,115	10,000,000	1,376,046
Repayments of short-term borrowings-related parties	(14,770,000)	(9,000,000)	(10,018,222)	(1,378,553)
Repayments of long-term borrowings-related party	(892,701)	(1,499,667)	—	—
Proceeds from warrants issued with common stock	—	17,493,069	—	—
Proceeds from sale of ordinary shares, net of issuance costs	—	28,174,993	77,711,533	10,693,463
Proceeds from sale of prefunded warrants, net of issuance costs	93,321	3,750,282	—	—
Redemption of warrants	—	—	(32,617,499)	(4,488,317)
Net cash (used in) provided by financing activities	(9,999,380)	56,383,273	45,024,057	6,195,518

Effect of exchange rate fluctuation on cash and restricted cash	10,275,148	27,688,659	1,722,165	236,978

Net increase (decrease) in cash and restricted cash	(26,300,153)	(212,841,072)	5,983,265	823,328
Cash and restricted cash at beginning of year	343,998,570	317,698,417	104,857,345	14,428,851
Cash and restricted cash at end of year	¥317,698,417	¥104,857,345	¥110,840,610	$15,252,179

Supplemental cash flow information
Cash paid during the year for interest	¥1,427,174	¥1,200,699	¥659,472	$90,945
Cash paid during the year for taxes	¥10,214	¥18,339	¥2,137,166	$294,729
Reconciliation of cash and restricted cash, beginning of year
Cash	¥343,998,570	¥316,974,857	¥104,125,800	$14,328,187
Restricted cash	—	723,560	731,545	100,664
Cash and restricted cash, beginning of year	¥343,998,570	¥317,698,417	¥104,857,345	$14,428,851

Reconciliation of cash and restricted cash, end of year
Cash	¥316,974,857	¥104,125,800	¥109,991,674	$15,135,362
Restricted cash	723,560	731,545	848,936	116,817
Cash and restricted cash, end of year	¥317,698,417	¥104,857,345	¥110,840,610	$15,252,179

Non-cash investing and financing activities
Cancellation of shares issued to Starry Lab	¥(27,675,450)	¥—	¥—	$—
Right-of-use assets obtained in exchange for operating lease obligations	¥937,672	¥75,182	¥8,303,099	$1,145,050
Reduction of right-of-use assets and operating lease obligations due to early termination of lease agreement	¥—	¥62,357	¥61,301	$8,454
Inventories transferred to and used as fixed assets	¥—	¥(65,456)	¥—	$—
Receivable for disposal of property and equipment	¥3,000	¥—	¥—	$—
Other payable due to non-controlling interest converted into capital contribution	¥1,130,000	¥—	¥	$

The accompanying notes are an integral part of these consolidated financial statements.

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

VIEs:

The Company, along with its wholly-owned subsidiaries Recon Investment Ltd. (“Recon-IN”) and Recon Hengda Technology (Beijing) Co., Ltd. (“Recon-BJ”), conducts its business through the following PRC legal entities (“Domestic Companies”) that operate in the Chinese energy industry:

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

On February 21, 2019, the Company’s board of directors approved transferring the VIEs and VIE-controlled companies from Jining Recon Technology Ltd. (“Recon-JN”) to Recon-BJ. At the time, both Recon-JN and Recon-BJ were the Company’s wholly owned subsidiaries in China. On April 1, 2019, the Company completed the VIE transfer process and then completed the dissolution of Recon-JN on April 10, 2019, and subsequently completed the dissolution of Recon Technology Co., Limited (“Recon-HK”) on May 15, 2020. The Company does not expect any negative impact of this process on its operations.

On December 17, 2015, Huang Hua BHD Petroleum Equipment Manufacturing Co., Ltd (“HH BHD”), a fully owned subsidiary established by BHD was organized under the laws of the PRC, focusing on the design, assemble and manufacture of hearing equipment.

Gan Su BHD Environmental Technology Co., Ltd (“Gan Su BHD”) was established on May 23, 2017, with registered capital of ¥50.0 million. The paid in capital was ¥27,495,000 ($3,783,438) as of June 30,2024. BHD owned an equity interest of 49% of Gan Su BHD, and the remaining 51% equity interests was owned by an individual shareholder upon incorporation of Gan Su BHD. On September 25, 2017, the individual shareholder became the minority shareholder by transferring 2.0% equity shares to BHD. On April 26, 2021, the minority shareholder of Gan Su BHD transferred 15.4% of her equity interest to BHD. On May 19, 2021, the minority shareholder transferred 3.6% of her equity interest and BHD transferred 15.4% of its equity interest of Gan Su BHD to Nanjing Recon. There was no consideration paid for the transfers, and after the transfers, BHD owns equity an interest of 51% and Nanjing Recon owns an equity interest of 19% of Gan Su BHD, which is focusing on oilfield sewage treatment and oily sludge disposal projects.

Qing Hai BHD New Energy Technology Co., Ltd. (“Qinghai BHD”) was established on October 16, 2017, with registered capital of ¥50.0 million. The paid in capital was ¥4,200,000 ($577,939) as of June 30, 2024. BHD owned an equity interest of 55% of Qinghai BHD previously; however, based on an agreement signed by the shareholders of Qinghai BHD dated October 23, 2018, each of the other two individual shareholders agreed to reduce 10% of their equity interests. As a result, Qinghai BHD returned ¥200,000 paid in capital back to one of the individual shareholders. After the new arrangement, BHD owns a total interest of 75% of Qinghai BHD. The remaining paid in capital should be contributed by BHD and the other individual shareholder is ¥33,300,000 ($4,582,232) and ¥12,500,000 ($1,720,057) respectively. Based on the requirements of the Company Law of China, the remaining capital will be injected before June 30, 2032.

As the energy consumption market opened to private and foreign companies, and online payment technology developed, the Domestic Companies began to invest in the downstream of the oil industry. On December 15, 2017, BHD and Nanjing Recon entered into a subscription agreement with Future Gas Station (Beijing) Technology, Ltd (“FGS”), pursuant to which the Domestic Companies acquired an 8% equity interest in FGS. Established in January 2016, FGS is a service company focusing on providing new technical applications and data operations to gas stations and provides solutions to gas stations to improve their operations and their customers’ experience. On August 21, 2018, the Domestic Companies entered into an investment agreement and a supplemental agreement (collectively, the “Investment Agreement”) with FGS and the other shareholders of FGS. Pursuant to the Investment Agreement, our VIEs’ ownership interest in FGS shall increase from 8% to 43%, in exchange for their investment in FGS for a total amount of ¥10.0 million in cash and the issuance of 487,057 (27,059 shares post 2024 Reverse Split) restricted Class A Ordinary Shares to the other shareholders of FGS with certain conditions. As of June 30, 2019, the Domestic Companies invested an aggregate amount of ¥35,116,707 in FGS and issued 487,057 (27,059 shares post 2024 Reverse Split) restricted shares in total to other shareholders of FGS, and the Domestic Companies’ ownership interest in FGS has increased to 43%. On February 4, 2021, Nanjing Recon and BHD, entered into the fourth supplemental agreement to the investment agreement with FGS and FGS’ founding shareholders to acquire 8% equity ownership of FGS. The transaction has been closed. As a result, the Domestic Companies collectively own 51% interest of FGS and began to consolidate the financial results of FGS since January 2021. Through the fourth supplemental agreement, the Domestic Companies waived the requirement on FGS’ performance goal about the number of gas stations. Accordingly, the Domestic Companies agreed to pay for the balance of the investment and cancelled the related lock-up terms on the restricted shares, in exchange of the additional 8% equity ownership of FGS.

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

Non-VIE:

The Company, along with its wholly-owned subsidiaries, Recon Investment Ltd. (“Recon-IN”) and the following PRC legal entities that operate in the Chinese chemical recycling industry:

1.	Shandong Recon Renewable Resources Technology Co., Ltd. (“Recon-SD”)
2.	Guangxi Recon Renewable Resources Technology Co., Ltd. (“Recon-GX”)

On October 10, 2023, Shandong Recon Renewable Resources Technology Co., Ltd (“Recon-SD”), a fully owned subsidiary established by Recon-IN, with registered capital of $30.0 million. The paid in capital was $10.0 million as of this report date. Shandong Recon focuses on the Plastic chemical cycles business. On February 22, 2024, Guangxi Recon Renewable Resources Technology Co., Ltd. (“Recon-GX”), a fully owned subsidiary established by Recon-IN, with registered capital of $30.0 million., focusing on the Plastic chemical cycles business. The paid in capital was $1.0 million as of this report date.

Nature of Operations – The Company engages in (1) providing equipment, tools and other components and parts related to oilfield production and other energy industries companies, including simple installations in connection with some projects; (2) providing services to improve production and efficiency of exploited oil wells, (3) developing and selling its own specialized industrial automation control and information solutions, (4) designing, testing and implementing solution of sewage and oily sludge treatment, production and sales of related integrated equipment and project services, and (5) developing, upgrading and maintaining the online operation and cooperation platform of gas stations, marketing and promotion services, (6) Plastic chemical cycles business, etc.

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

We consolidate all subsidiaries in which we have a controlling financial interest and variable interest entities (“VIEs”) for which we or one of our consolidated subsidiaries is the primary beneficiary. Control generally equates to ownership percentage, whereby (i) affiliates that are more than 50% owned are consolidated; (ii) investments in affiliates of 50% or less but greater than 20% are generally accounted for using the equity method where we have determined that we have significant influence over the entities; and (iii) investments in affiliates of 20% or less are generally accounted for using the cost method.

We consolidate a VIE when we have both the power to direct the activities that most significantly impact the results of the VIE and the right to receive benefits or the obligation to absorb losses of the entity that could be potentially significant to the VIE. Along with the VIEs that are consolidated in accordance with the above guidelines, we also hold variable interests in other VIEs that are not consolidated because we are not the primary beneficiary. We continually monitor both consolidated and unconsolidated VIEs to determine if any events have occurred that could cause the primary beneficiary to change. A change in determination could have a material impact on our financial statements.

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

Currency Translation - The Company’s functional currency is US dollars and the consolidated financial statements have been expressed in Chinese Yuan (“RMB”) as RMB is the Company’s reporting currency. The consolidated financial statements as of and for the year ended June 30, 2024 have been translated into US dollars solely for the convenience of the readers. The translation has been made at the rate of ¥7.2672 = US$1.00, the approximate exchange rate prevailing on June 30, 2024. These translated US dollar amounts should not be construed as representing Chinese Yuan amounts or that the Chinese Yuan amounts have been or could be converted into US dollars.

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

Short-term investments - Short-term investments include wealth management products, which are certain deposits with fixed interest rates and the principal are guaranteed by the financial institutions. The carrying values of the Company’s short-term investments approximate fair value because of their short-term maturities within one year. The interest earned is recognized in the consolidated statements of operations and comprehensive income (loss) as interest income. As of June 30, 2023 and June 30, 2024, the Company had short-term investments balance of ¥184.2 million and ¥88.1 million ($12.1 million), including accrued interests of ¥2.9 million and ¥0.9 million ($121,834), respectively.

Accounts Receivables, Net, Other Receivables, Net and Loan to Third Parties - Accounts receivables are carried at original invoiced amount less a provision for any potential uncollectible amounts. In July 2020, the Company adopted ASU 2016-13, Topics 326-Credit Loss, Measurement of Credit Losses on Financial Instruments, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology, as its accounting standard for its accounts receivable and other receivables. Other receivables and loan to third parties arise from transactions with non-trade customers.

The adoption of the credit loss accounting standard has no material impact on the Company’s consolidated financial statements as of July 1, 2020. Accounts receivable, other receivables and loan to third parties are recognized and carried at carrying amount less an allowance for credit loss, if any. The Company maintains an allowance for credit losses resulting from the inability of its trade and non-trade customers (“customers”) to make required payments based on contractual terms. The Company reviews the collectability of its receivables on a regular and ongoing basis. The Company has also included in calculation of allowance for credit losses. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. The Company also considers external factors to the specific customer, including current conditions and forecasts of economic conditions. In the event the Company recovers amounts previously reserved for, the Company will reduce the specific allowance for credit losses. The net recovery of provision for credit loss for the year ended June 30, 2024 decreased by approximately ¥7.2 million ($1.0 million) from the year ended June 30, 2023.

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

Notes Receivable - Notes receivable represent short-term notes receivable the Company receives from its customers as payment for amounts owed to the Company in normal course of business operation. The notes receivables are issued by reputable financial institutions that entitle the Company to receive the full-face amount from the financial institutions at maturity, which generally ranges from three to six months from the date of issuance.

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

Property and Equipment, Net - Property and equipment are stated at cost. Depreciation on motor vehicles and office equipment is computed using the straight-line method over the estimated useful lives of the assets, which range from two to five years. Production equipment includes Equipment and Utilities and Facilities, both of which are depreciated using the straight-line method based on the estimated useful life of the assets. The useful life of Equipment is 10 years, while the useful life of Utilities and Facilities is 20 years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the assets.

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

Goodwill - Goodwill represents the excess of the purchase price over the fair value of assets acquired. The goodwill impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, goodwill of the reporting unit would be considered impaired. To measure the amount of the impairment loss, the implied fair value of a reporting unit’s goodwill is compared to the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. If the carrying amount of a reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. For each of these tests, the fair value of each of the Company’s reporting units is determined using a combination of valuation techniques, including a discounted cash flow methodology. To corroborate the discounted cash flow analysis performed at each reporting unit, a market approach is utilized using observable market data such as comparable companies in similar lines of business that are publicly traded or which are part of a public or private transaction (to the extent available). The Company evaluates qualitative factors and overall financial performance to determine whether it is necessary to perform the first step of the two-step goodwill test. This step is referred to as “Step 0.” Step 0 involves qualitative assessment, among other qualitative factors, weighing the relative impact of factors that are specific to the reporting unit as well as industry and macroeconomic factors. After assessing those various factors, if it is determined that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then the entity will need to proceed to the first step of the goodwill impairment test. Step 1 of the goodwill impairment test, used to identify potential impairment, compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value, which is based on future cash flows, exceeds the carrying amount, goodwill is not considered impaired. If the carrying amount exceeds the fair value, the Step 2 must be performed to measure the amount of the impairment loss, if any. The Company has adopted Accounting Standards Updates (“ASU”) 2017-04, simplifying the Test for Goodwill Impairment, which permits the Company to impair the difference between carrying amounts in excess of the fair value of the reporting unit as the reduction in goodwill. ASU 2017-04 eliminates the requirement in previous GAAP to perform Step 2 of the goodwill impairment test. The Company considers various factors in performing the qualitative test, including macroeconomic conditions, industry and market considerations, the overall financial performance of the Company’s reporting units, the Company’s share price and the excess amount or “cushion” between the Company reporting unit’s fair value and carrying value as indicated on the Company’s most recent quantitative assessment. Impairment loss on goodwill was ¥2,266,893, ¥4,730,002 and ¥nil for the years ended June 30, 2022, 2023 and 2024, respectively.

Intangible Assets, Net - Intangible assets is composed of customer relationship, which is measured at fair value on initial recognition. Identifiable intangible assets resulting from the acquisitions of subsidiaries accounted for using the purchase method of accounting are estimated by management based on the fair value of assets received. The Company amortizes its intangible assets with definite useful lives over their estimated useful lives and reviews these assets for impairment. The Company typically amortizes its intangible assets with definite useful lives on a straight-line basis over the shorter of the contractual terms or the estimated useful lives.

Impairment of Long-Lived Assets - Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is determined based on the estimated discounted future cash flows expected to be generated by the asset. The Company considers the events or changes in circumstances that may indicate the impairment of the Company’s long-lived assets, such as a significant decrease occurs in the market price of a long-lived asset (or asset group); a significant adverse change in the extent or manner in which a long-lived asset (or asset group) is being used or in its physical condition; a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (or asset group), including an adverse action or assessment by a regulator; an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (or asset group); a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (or asset group); and a current expectation that, more likely than not, a long-lived asset (or asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. Impairment for the long-lived assets was ¥nil, ¥6,259,124 and ¥nil for the years ended June 30, 2022, 2023 and 2024, respectively.

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

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Company recorded no impairment loss on its equity method investment during the years ended June 30, 2022, 2023 and 2024. The Company recorded a ¥15,411, ¥nil and ¥nil investment income on its equity method investment in unconsolidated entities during the years ended June 30, 2022, 2023 and 2024, respectively.

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

The Company’s disaggregation of revenue for the years ended June 30, 2022, 2023 and 2024 is disclosed in Note 25.

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

Platform Outsourcing Services

The Company provides online platform development, maintenance, and operation services to gas stations around different provinces in China to complete online transactions; and API (application programming interface) port export service and related maintain services to business cooperators of different industries that may have transactions in the refueling scenario during the service contract period. The Company considered these performance obligations to be indistinguishable contractual performance obligations. As the Company does not create or enhance assets controlled by its customers during the provision of its services, and its customers do not simultaneously receive and consume benefits, the Company recognizes revenue at a single point in time, when the online transaction is completed. The Company’s services enable terminal users of different mobile apps run by its clients or cooperators to complete refueling in cash or online through different payment channels, when each transaction, including refueling and payment, is completed, the Company is entitled to charge with pre-settled rates of each transaction amount as service fee and recognize the underlying amount as revenue. Related fees are generally billed monthly, based on a per transaction basis.

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

Contract Balances

The Company’s contract balances include contract costs, net and contract liabilities from contracts with customers, and the following table provides information about contract balances:

	June 30,	June 30,	June 30,
	2023	2024	2024
	RMB	RMB	US Dollars
Contract costs, net	¥49,572,685	¥48,335,817	$6,651,230
Contract liabilities	¥2,748,365	¥1,820,481	$250,507

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

Amounts billed to customers for shipping and handling activities to fulfill the Company’s promise to transfer the goods are included in revenue, and costs incurred by the Company for the delivery of goods are classified as cost of sales in the consolidated statements of operations and comprehensive income (loss). Sales, value added, and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue. The Company generally offers assurance-type warranties for its products. The specific terms and conditions of those warranties vary depending upon the product. The Company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the warranty liability include historical product-failure experience and estimated repair costs for identified matters. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The amount accrued for expected returns and warranty claims was immaterial as of June 30, 2024. The amount of revenue recognized during the years ended June 30, 2022, 2023 and 2024 that was previously included within contract liability balances was ¥7,390,276, ¥1,901,277 and ¥1,489,311 ($204,936), respectively.

Practical Expedients Elected

Incremental Costs of Obtaining a Contract - The Company has elected the practical expedient permitted in ASC 340-40-25-4, which permits an entity to recognize incremental costs to obtain a contract as an expense when incurred if the amortization period will be less than one year and not significant.

Significant Financing Component - The Company has elected the practical expedient permitted in ASC 606-10-32-18, which allows an entity to not adjust the promised amount of consideration for the effects of a significant financing component if a contract has a duration of one year or less. As the Company’s contracts are majorly less than one year in length, consideration will not be adjusted. For the Company’s contracts include a standard payment term of 90 days to 180 days; consequently, there is no significant financing component within contracts. There are also some new contracts that will not be completed within one year from year 2023, the Company did calculation and the amount was not material as end of this fiscal year.

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

Shipping and Handling Costs - Shipping and handling cost incurred to ship products to customers are included in selling and distribution expenses. Shipping and handling expenses were ¥537,371, ¥789,932 and ¥1,030,811 ($141,844) for the years ended June 30, 2022, 2023 and 2024, respectively.

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

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The ROU asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All ROU assets are reviewed for impairment annually. Impairment for ROU lease assets were ¥nil, ¥834,975 and ¥nil for the years ended June 30, 2022, 2023 and 2024, respectively.

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

The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position would be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. The Company has no uncertain tax position as of June 30, 2023 and 2024.

As of June 30, 2024, the tax years ended December 31, 2019 through December 31, 2023 for the Company’s People’s Republic of China (“PRC”) subsidiaries remain open for statutory examination by PRC tax authorities.

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

Given the fact that the “2024 Reverse Split” only affected the outstanding number of the Company’s Class A Ordinary Shares, the weighted average number of Class A Ordinary Shares outstanding had been retroactively restated for the 1-for-18 reverse stock split. While the Class B Ordinary Shares’ number and voting power were not subjected to the 2024 Reverse Split, according to the Company’s Fourth Amended and Restated M&A and Articles of Association, “each Class B Ordinary Share entitles its holder the right to convert it into one eighteenth (1/18) of a Class A Ordinary Share at any time. Correspondingly, each one eighteenth (1/18) of a share of Class B Ordinary Share has dividend rights equivalent to the one share of Class A Ordinary Share”. In addition, (a) since becoming public, the Company has never declared a dividend, and (b) if a dividend were declared, the Board of Directors would intend to make sure the dividends were properly allocated among the Class A Ordinary Shares and Class B Ordinary Shares to give effect to the 1/18 ratio. The Company believes that all of these treatments are designed to ensure that the dividend rights and the dividend rate are the same with that for Class A and Class B Ordinary Shares. To calculate EPS equally for all ordinary shares, the Company use the sum of the weighted average number of Class A Ordinary Shares outstanding and one-eighteenth of the weighted average number of Class B Ordinary Shares outstanding as the denominator.

The following table sets forth the computation of basic and diluted earnings per share for the years ended June 30, 2022, 2023 and 2024:

	For the years ended June 30,
	2022	2023	2024	2024
	RMB	RMB	RMB	US Dollars
Numerator:
Net income (loss) attributable to Recon Technology, Ltd	¥95,586,795	¥(59,167,301)	¥(49,871,259)	$(6,862,512)

Denominator:
Weighted-average number of ordinary shares outstanding – basic*	1,721,529	2,157,158	5,048,952	5,048,952
Class A Ordinary Shares*	1,612,427	1,880,065	4,654,508	4,654,508
Class B Ordinary Shares**	109,102	277,093	394,444	394,444
Outstanding options/warrants*	585,357	1,115,088	52,407	52,407
Potentially dilutive shares from outstanding options/warrants	—	—	—	—
Weighted-average number of ordinary shares outstanding – diluted*	1,721,529	2,157,158	5,048,952	5,048,952

Earnings (loss) per share – basic and diluted*	¥55.52	¥(27.43)	¥(9.88)	$(1.36)
*	Retrospectively restated for the 1-for-18 reverse stock split on May 1, 2024.
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

Recently Issued Accounting Pronouncements

In March 2024, the FASB issued ASU 2024-01, Compensation - Stock Compensation (Topic 718) Scope Application of Profits Interest and Similar Awards. The FASB is issuing this ASU to improve generally accepted accounting principles by adding an illustrative example to demonstrate how an entity should apply the scope guidance to determine whether profits interest and similar awards (“profit interest awards”) should be accounted for in accordance with Topic 718, Compensation - Stock Compensation. The illustrative example is intended to reduce 1) complexity in determining whether a profits interest award is subject to the guidance in Topic 718 and 2) existing diversity in practice. For public business entities, the amendments are effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied either (1) retrospectively to all prior periods presented in the financial statements or (2) prospectively to profits interest and similar awards granted or modified on or after the date at which the entity first applies the amendments. The Company evaluated and does not intend to early adopt this standard.

In November 2023, the FASB issued ASU No. 2023-07, “Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures.” This ASU expands required public entities’ segment disclosures, including disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items and interim disclosures of a reportable segment’s profit or loss and assets. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of ASU 2023-07 will have on its condensed consolidated financial statement presentation or disclosures.

In December 2023, the FASB issued ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. This ASU requires additional quantitative and qualitative income tax disclosures to enable financial statements users better assess how an entity’s operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows. This ASU is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of ASU 2023-09 will have on its condensed consolidated financial statement presentation or disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

NOTE 3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	June 30,	June 30,	June 30,
	2023	2024	2024
Third Parties	RMB	RMB	US Dollars
Trade accounts receivable	¥27,606,257	¥39,825,619	$5,480,187
Allowance for credit losses	(152,842)	(1,193,857)	(164,280)
Total third-parties, net	¥27,453,415	¥38,631,762	$5,315,907

	June 30,	June 30,	June 30,
	2023	2024	2024
Third Parties- long-term	RMB	RMB	US Dollars
Trade accounts receivable	¥842,607	¥774,604	$106,589
Allowance for credit losses	(842,607)	(774,604)	(106,589)
Total third-parties, net	¥—	¥—	$—

Provision for credit losses of accounts receivable due from third parties was ¥153,329 for the years ended June 30, 2022. Net recovery of provision for credit losses of accounts receivable due from third parties was ¥8,767,356 for the year ended June 30, 2023. Provision for credit losses of accounts receivable due from third parties was ¥973,012 for the year ended June 30, 2024.

As the date of this report, approximately 35.2%, or ¥13.6 million ($1.9 million) of net outstanding balance as of June 30, 2024 has been collected.

Movement of allowance for doubtful accounts is as follows:

	June 30,	June 30,	June 30,
	2023	2024	2024
	RMB	RMB	US Dollars
Beginning balance	¥9,612,470	¥995,449	$136,978
Charge to (reversal of) credit losses	(8,767,356)	973,012	133,891
Foreign currency translation adjustments	150,335	—	—
Ending balance	¥995,449	¥1,968,461	$270,869

NOTE 4. NOTES RECEIVABLE

Notes receivable represented the non-interest-bearing commercial bills the Company received from the customers for the purpose of collection of sales amounts, which ranged from three to six months from the date of issuance. As of June 30, 2023 and June 30, 2024, notes receivable was ¥3,742,390 and ¥1,341,820 ($184,641), respectively. As of June 30, 2023 and June 30, 2024, no notes were guaranteed or collateralized. As the date of this report, 25.4%, or ¥340,820 ($46,898) have been subsequently collected, and the remaining balance is expected to be collected by December 2024.

NOTE 5. OTHER RECEIVABLES, NET

Other receivables, net consisted of the following:

	June 30,	June 30,	June 30,
	2023	2024	2024
Third Party	RMB	RMB	US Dollars
Business advances to officers and staffs (A)	¥854,162	¥1,373,300	$188,972
Deposits for projects	1,247,992	1,056,316	145,354
VAT recoverable	690,053	583,413	80,280
Others	1,392,126	1,139,397	156,787
Allowance for credit losses	(1,994,960)	(800,374)	(110,135)
Subtotal	2,189,373	3,352,052	461,258
Less: Long term portion (B)	(3,640)	—	—
Other receivable - current portion	¥2,185,733	¥3,352,052	$461,258
(A)	Business advances to officers and staffs represent advances for business travel and sundry expenses related to oilfield or on-site installation and inspection of products through customer approval and acceptance.
(B)	Long-term portion are mainly tender deposits for large-scale projects or rental contracts. These funds may not be collected back until projects are finished or contracts are completed.

Net recovery of provision for credit losses of other receivables was ¥294,644 for the years ended June 30, 2022. Provision for credit losses of other receivables was ¥1,375,516 for the year ended June 30, 2023. Net recovery of provision for credit losses of other receivables was ¥1,194,586 ($164,381) for the year ended June 30, 2024.

Movement of allowance for credit losses is as follows:

	June 30,	June 30,	June 30,
	2023	2024	2024
	RMB	RMB	US Dollars
Beginning balance	¥619,444	¥1,994,960	$274,516
Charge to (reversal of) allowance	1,375,516	(1,194,586)	(164,381)
Ending balance	¥1,994,960	¥800,374	$110,135

NOTE 6. LOANS TO THIRD PARTIES

Loans to third parties consisted of the following:

	June 30,	June 30,	June 30,
	2023	2024	2024
	RMB	RMB	US Dollars
Working fund to third party companies	¥123,055,874	¥208,928,370	$28,749,500
Loans to third parties	¥123,055,874	¥208,928,370	$28,749,500

Loans to third parties are mainly used for short-term funding to support the Company’s external business partners and at the same time the Company can earn interest income from these loans. Most of these loans bear interest of 6% to 15.6% per annum and have terms of no more than one year, except one of the loans to third party has term of three years. The Company periodically reviewed the loans to third parties as to whether their carrying values remain realizable. The Company believes that the risk associated with the above loans are relatively low based on the evaluation of the creditworthiness of these third-party debtors and the relationships with them. As the date of this report, approximately 1.0%, or ¥2.0 million ($0.3 million) was collected by the Company and the remaining part was expected to be paid in full by end of June 2025.

NOTE 7. CONTRACT COSTS, NET

Contract costs, net consisted of the following:

	June 30,	June 30,	June 30,
	2023	2024	2024
Third Party	RMB	RMB	US Dollars
Contract costs	¥52,158,840	¥56,730,105	$7,806,322
Allowance for credit losses	(2,586,155)	(8,394,288)	(1,155,092)
Total contract costs, net	¥49,572,685	¥48,335,817	$6,651,230

As of June 30, 2024, total contracts costs, net amounted to ¥48,335,817 ($6,651,230), of which 28.4%, or ¥13.7 million ($1.9 million) have been subsequently realized as the date of this report, and the remaining balance is expected to be utilized by June 2025.

Net recovery of provision for credit losses of contract cost was ¥552,008 and ¥1,720,095 ($237,212) for the years ended June 30, 2022 and 2023, respectively. Provision for credit losses of contract was ¥4,532,872 ($623,743) for the year ended June 30, 2024.

Movement of allowance for credit losses of contract costs is as follows:

	June 30,	June 30,	June 30,
	2023	2024	2024
	RMB	RMB	US Dollars
Beginning balance	¥4,063,482	¥2,586,155	$355,867
Charge to (reversal of) allowance	(1,720,095)	4,532,872	623,743
Charge to cost of sales	242,768	1,275,261	175,482
Ending balance	¥2,586,155	¥8,394,288	$1,155,092

NOTE 8. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	June 30,	June 30,	June 30,
	2023	2024	2024
	RMB	RMB	US Dollars
Motor vehicles	¥5,176,175	¥3,699,101	$509,013
Office equipment and fixtures	1,440,819	1,405,076	193,345
Production equipment	31,115,843	31,231,574	4,297,608
Leasehold improvement	2,260,000	2,260,000	310,986
Total cost	39,992,837	38,595,751	5,310,952
Less: accumulated depreciation	(14,297,511)	(15,515,349)	(2,134,983)
Less: accumulated impairment	(942,462)	(942,462)	(129,687)
Property and equipment, net	¥24,752,864	¥22,137,940	$3,046,282
Construction in progress	¥—	¥219,132	$30,154

Construction in progress pertains to the factory construction for the plastic recycling business. The company is currently engaged in the overall design of the plant, safety assessment, environmental impact assessment and the acquisition of construction permits. It is also in the process of filing and applying for the relevant permits with the local regulatory authorities. The company anticipates that construction of the plant will commence in December 2024 and that it will be completed in the first half of 2025 for trial production, with full production status reached by the end of 2025.

Depreciation expenses were ¥2,611,854, ¥2,983,586 and ¥2,844,025 ($391,351) for the years ended June 30, 2022, 2023 and 2024, respectively.

Loss from property and equipment disposal was ¥48,628 for the years ended June 30, 2022. Income from property and equipment disposal was ¥12,782 for the year ended June 30, 2023. Loss from property and equipment disposal was ¥35,325 ($4,861) for the year ended June 30, 2024.

NOTE 9. BUSINESS ACQUISITION AND INVESTMENT IN UNCONSOLIDATED ENTITY

(U)	Step Acquisition of Future Gas Station (Beijing) Technology, Ltd (“FGS”)

On August 21, 2018, the Company entered into a definitive investment agreement and a supplemental agreement (collectively, the “Agreement”) with FGS and the other shareholders of FGS. Following full performance under the Agreement, Recon will own 43% of FGS. As consideration for increasing its affiliates’ interest in FGS from 8% to 43%, the Company will (1) pay a total of RMB10 million in cash to FGS and (2) issue 487,057 (27,059 shares post 2024 Reverse Split) restricted Class A Ordinary Shares of the Company (the “Restricted Shares”) to the other shareholders of FGS within 30 days after FGS finalizes recording the Company’s corresponding interest at the local governmental agency. If FGS does not reach certain performance goals, the Company has the right to cancel all of the Restricted Shares and without further payment. The Restricted Shares are also subject to lock-up period requirements that vary for each of FGS shareholders, from one year to three years following issuance of the Restricted Shares. FGS has finalized recording Recon’s corresponding interest at the local governmental agency, and Recon has issued 487,057 (27,059 shares post 2024 Reverse Split) Restricted Shares in total to the other shareholders of FGS in August 2018.

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

The fair values of the identifiable assets and liabilities as at the date of the acquisitions are summarized in the following table:

	RMB	US Dollars
Cash	¥471,843	$64,928
Accounts receivable, net	831,049	114,356
Other receivables, net	144,285	19,854
Contract costs, net	75,250	10,355
Prepaid expenses	91,132	12,540
Property and equipment, net	118,130	16,255
Intercompany receivables*	6,850,000	942,591
Intangible assets- customer relationship	7,000,000	963,232
Goodwill	6,996,895	962,805
Accounts payable	(1,032,078)	(142,019)
Other payables	(1,273,182)	(175,196)
Other payable- related parties	(479,959)	(66,045)
Deferred revenue	(39,786)	(5,475)
Accrued payroll and employees’ welfare	(1,629,519)	(224,229)
Taxes payable	(64,253)	(8,842)
Deferred tax liability	(1,050,000)	(144,485)
Total	¥17,009,807	$2,340,627
Cash considerations	—	—
Deemed equity consideration to acquire 8% equity interest in FGS	1,689,807	232,525
Fair value of previously held equity interest	30,530,000	4,201,068
Non-controlling interest	34,790,000	4,787,263
Capital contribution receivable due from non-controlling Interest	(50,000,000)	(6,880,229)
Total	¥17,009,807	$2,340,627
*	Intercompany receivables from Nanjing Recon and BHD are eliminated upon consolidation.

The noncontrolling interest has been recognized at fair value net with subscription receivable on the acquisition date.

Goodwill and intangible assets

The excess of purchase price over the fair value of assets acquired and liabilities assumed of the business acquired was recorded as goodwill. The goodwill is not expected to be deductible for tax purposes. In conjunction with the preparation of our consolidated financial statement for years ended June 30, 2022, 2023 and 2024, the management performed evaluation on the impairment of goodwill and recorded an impairment loss on goodwill of ¥2,266,893, ¥4,730,002 and ¥nil for the years ended June 30, 2022, 2023 and 2024, respectively.

The identifiable goodwill acquired and the carrying value consisted of the following:

	June 30,	June 30,	June 30,
	2023	2024	2024
	RMB	RMB	US Dollars
Goodwill	¥6,996,895	¥6,996,895	$962,805
Less: impairment for goodwill	(6,996,895)	(6,996,895)	(962,805)
Goodwill, net	¥—	¥—	$—

The fair value of identified intangible assets, which is customer relationship, and its estimated useful lives as of June 30, 2024 is as follows:

			Average
			Useful Life
	Fair Value		(in Years)
	RMB (Unaudited)	US Dollars (Unaudited)
Intangible assets - customer relationship	¥7,000,000	$963,232	10
Less: accumulated amortization	(1,750,000)	(240,808)
Less: impairment	(5,250,000)	(722,424)
Intangible assets - customer relationship, net	¥—	$—

The amortization expense of customer relationship was ¥700,000, ¥700,000 and ¥nil for the years ended June 30, 2022, 2023 and 2024, respectively.

Impairment loss for intangible assets - customer relationship was ¥nil, ¥5,250,000 and ¥nil for the years ended June 30, 2022, 2023 and 2024, respectively. As intangible assets - customer relationship was not able to generate enough future cashflow. Therefore, the Company decided to record full impairment of the intangible assets - customer relationship during the year ended June 30, 2023.

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

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The table below presents the operating lease related assets and liabilities recorded on the balance sheets:

	June 30,	June 30,	June 30,
	2023	2024	2024
	RMB	RMB	US Dollars
Rights of use lease assets	¥3,489,875	¥23,547,193	$3,240,202
Less: impairment	(834,975)	—	—
Rights of use lease assets, net	¥2,654,900	¥23,547,193	$3,240,202

Operating lease liabilities – current	¥3,066,146	¥3,741,247	$514,812
Operating lease liabilities – non-current	25,144	3,971,285	546,467
Total operating lease liabilities	¥3,091,290	¥7,712,532	$1,061,279

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of June 30, 2024:

	June 30,	June 30,
	2023	2024
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	23.90	34.08
Weighted average discount rate	5.0%	5.0%

Operating lease costs and short-term lease costs for the year ended June 30, 2022 were ¥3,443,813 and ¥967,247, respectively. Operating lease costs and short-term lease costs for the year ended June 30, 2023 were ¥3,354,147 and ¥2,683,860, respectively. Operating lease costs and short-term lease costs for the year ended June 30, 2024 were ¥3,175,289 ($436,934) and ¥327,812 ($45,108), respectively.

Impairment loss for the ROU was ¥nil, ¥834,975 and ¥nil for the years ended June 30, 2022, 2023 and 2024, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of June 30, 2024:

Twelve months ending June 30,	RMB	US Dollars
2025	¥4,017,831	$552,871
2026	2,514,546	346,013
2027	1,628,766	224,126
Total lease payments	8,161,143	1,123,010
Less: imputed interest	(448,611)	(61,731)
Present value of lease liabilities	7,712,532	1,061,279
Less: operating lease liabilities – current	3,741,247	514,812
Operating lease liabilities – non-current	¥3,971,285	$546,467

NOTE 11. OTHER PAYABLES

Other payables consisted of the following:

	June 30,	June 30,	June 30,
	2023	2024	2024
Third Parties	RMB	RMB	US Dollars
Professional service fees	¥2,246,101	¥1,610,455	$221,606
Distributors and employees	3,073,289	586,929	80,764
Accrued expenses	200,218	229,385	31,564
Others	299,402	342,916	47,187
Total	¥5,819,010	¥2,769,685	$381,121

	June 30,	June 30,	June 30,
	2023	2024	2024
Related Parties	RMB	RMB	US Dollars
Expenses paid by the major shareholders	¥1,796,309	¥1,453,910	$200,064
Due to family members of the owners of BHD and FGS	545,159	845,159	116,298
Due to management staff for costs incurred on behalf of the Company	250,927	—	—
Total	¥2,592,395	¥2,299,069	$316,362

NOTE 12. TAXES PAYABLE

Taxes payable consisted of the following:

	June 30,	June 30,	June 30,
	2023	2024	2024
	RMB	RMB	US Dollars
VAT payable	¥699,601	¥439,771	$60,515
Income tax payable	440,030	440,060	60,554
Other taxes payable	23,375	113,534	15,623
Total taxes payable	¥1,163,006	¥993,365	$136,692

NOTE 13. BANK LOANS

Short-term bank loans consisted of the following:

	June 30,	June 30,	June 30,
	2023	2024	2024
	RMB	RMB	US Dollars
Bank of Kunlun (1)	¥950,000	¥843,487	$116,068
Industry and Commercial Bank of China (“ICBC”) (2)	10,000,000	—	—
China Construction Bank (3)	1,501,481	—	—
Industry and Commercial Bank of China (“ICBC”) (4)	—	10,000,000	1,376,046
China Construction Bank (5)	—	1,106,091	152,203
Industry and Commercial Bank of China (“ICBC”) (6)	—	476,381	65,552
Total short-term bank loans	¥12,451,481	¥12,425,959	$1,709,869
(1)	On August 31, 2022, the Company entered into a loan agreement with Bank of Kunlun to borrow up to ¥2,900,000 ($408,456) as working capital for eighteen months, with a maturity date of February 29, 2024. The loan has a fixed interest rate of 6.0% per annum. The Company made a withdrawal in an amount of ¥1,000,000 ($140,847) on August 31, 2022. During the year ended June 30, 2023, the Company repaid ¥50,000 ($6,880). During the year ended June 30, 2024, the Company repaid ¥131,274 ($18,064). The loan is guaranteed by the non-controlling shareholder of Gan Su BHD. The Company also pledged the accounts receivable from the contracts the Company entered into with CNPC as collateral for this loan, and the total value of the contracts are approximately ¥6.5 million (approximately $1.0 million). From June 30, 2024, to the date of this report, the Company has made no repayments. According to the final judgment, the loan that Gansu BHD cannot repay will be deducted from the restricted cash of ¥848,936 from Beijing BHD in the future.
(2)	On June 6, 2023, the Company entered into a revolving loan facility with ICBC to borrow up to ¥10,000,000 ($1,376,046) as working capital for one year, with a maturity date of June 7, 2024. The loan has a fixed interest rate of 2.5% per annum. The Company made the first withdrawal in an amount of ¥5,000,000 ($688,023) on June 9, 2023, with a maturity date of June 7, 2024. Company made the second withdrawal in an amount of ¥5,000,000 ($688,023) on June 13, 2023, with a maturity date of June 7, 2024. These loans are pledged by the self-owned housing property of one of the founders of the Company with carrying value of approximately ¥17.0 million (approximately $2.3 million) as collateral for these loans. The loan was full repaid upon maturity.
(3)	On June 6, 2023, the Company entered into a revolving loan facility with China Construction Bank to borrow up to ¥1,500,000 ($206,407) as working capital for twelve months, with a maturity date of June 9, 2024. The loan has a fixed interest rate of 3.95% per annum. The loan is guaranteed by the non-controlling shareholder of FGS. The loan was full repaid upon maturity.
(4)	On June 25, 2024, the Company entered into a revolving loan facility with ICBC to borrow up to ¥10,000,000 ($1,376,046) as working capital for one year, with a maturity date of June 24, 2025. The loan has a fixed interest rate of 2.8% per annum. The Company made a withdrawal in an amount of ¥10,000,000 ($1,376,046) on June 25, 2024. These loans are pledged by the self-owned housing property of one of the founders of the Company with carrying value of approximately ¥17.0 million (approximately $2.3 million) as collateral for these loans.
(5)	On June 11, 2024, the Company entered into a revolving loan facility with China Construction Bank to borrow up to ¥1,105,000 ($152,053) as working capital for twelve months, with a maturity date of June 11, 2025. The loan has a fixed interest rate of 3.95% per annum. The non-controlling shareholders of FGS are co-borrowers.
(6)	On June 18, 2024, the Company entered into a revolving loan facility with ICBC to borrow up to ¥476,000 ($65,500) as working capital for twelve months, with a maturity date of June 18, 2025. The loan has a fixed interest rate of 3.2% per annum.

Interest expense for the short-term bank loan was ¥486,757, ¥416,481 and ¥332,881 ($45,806) for the years ended June 30, 2022, 2023 and 2024, respectively.

NOTE 14. SHORT-TERM BORROWINGS DUE TO RELATED PARTIES

Short-term borrowings due to related parties consisted of the following:

	June 30,	June 30,	June 30,
	2023	2024	2024
Short-term borrowings due to related parties:	RMB	RMB	US Dollars
Short-term borrowing from a Founder, 3.65% annual interest, due on December 26, 2023	¥10,004,055	¥—	$—
Short-term borrowing from a Founder, 3.40% annual interest, due on June 4, 2024*	4,993,950	—	—
Short-term borrowing from a Founder, 3.40% annual interest, due on June 16, 2024*	5,020,217	—	—
Short-term borrowing from a Founder, 3.45% annual interest, due on December 28, 2024	—	10,002,875	1,376,441
Total short-term borrowings due to related parties	¥20,018,222	¥10,002,875	$1,376,441
*

On May 29, 2024, the Company entered into a three-year supplemental agreement with the founder, changing loan maturity date from June 4, 2024, and June 16, 2024, to April 29, 2027 and the annual interest rate to 3.75%. This loan is classified as “NOTE 15. Long-term borrowings due to related parties.”

No short-term borrowings due to related parties were guaranteed or collateralized as of June 30, 2023 and 2024.

Interest expense for short-term borrowings due to related parties were ¥397,468, ¥326,893 and ¥648,581 ($89,248) for the years ended June 30, 2022, 2023 and 2024, respectively.

NOTE 15. LONG-TERM BORROWINGS DUE TO RELATED PARTIES

Long-term borrowings due to related parties consisted of the following:

	June 30,	June 30,	June 30,
	2023	2024	2024
Long-term borrowings due to related parties:	RMB	RMB	US Dollars
Long-term borrowing from a Founder, 3.75% annual interest, three years loan, due in April 29, 2027	¥—	¥10,000,000	$1,376,046
Total long-term borrowings due to related parties	¥—	¥10,000,000	$1,376,046

No long-term borrowings due to related parties were guaranteed or collateralized as of June 30, 2023 and 2024.

Interest expense for long-term borrowings due to related parties were ¥617,611, ¥472,593 and ¥34,375 ($4,730) for the years ended June 30, 2022, 2023 and 2024, respectively.

NOTE 16. CLASS A ORDINARY SHARES

Share offering

On March 15, 2023, the Company and certain institutional investors (the “Purchasers”) entered into that certain securities purchase agreement (the “Purchase Agreement”), pursuant to which the Company agreed to sell to such Purchasers an aggregate of 8,827,500 (490,417 shares post 2024 Reverse Split) Class A Ordinary Shares, par value $0.0925 (US$1.67 post 2024 Reverse Split) per share and 1,175,000 (65,278 pre-funded warrants post 2024 Reverse Split) pre-funded warrants (the “Pre-Funded Warrants”) to purchase Class A Ordinary Shares in a registered direct offering, and warrants to purchase up to 10,002,500 (555,694 shares post 2024 Reverse Split) Class A Ordinary Shares in a concurrent private placement, for gross proceeds of approximately $8.0 million before deducting the placement agent’s fees and other estimated offering expenses.

On October 16, 2023, 1,175,000 (65,278 pre-funded warrants post 2024 Reverse Split) pre-funded warrants issued on March 15, 2023 were exercised by investor and 1,175,000 (65,278 shares post 2024 Reverse Split) Class A Ordinary shares were issued and being outstanding.

On March 29, 2024, the Company’s shareholders approved the reverse shares split of the Company’s Class A Ordinary Shares at the ratio of one-for-eighteen with the market effective date of May 1, 2024 (the “2024 Reverse Split”). In connection with the reverse stock split, on March 29, 2024 the Company’s shareholder approved and authorized the Company’s registered office service agent to filed the Fourth Amended and Restated Memorandum and Articles of Association with local registry, and change its authorized share capital from: US$15,725,000 divided into 150,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0925 each, and 20,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0925 each, to: US$58,000 divided into 500,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0001 each and 80,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each (the “2024 change in capital structure”). As a result of the 2024 Reverse Split, each eighteen pre-split Class A Ordinary Shares outstanding were automatically combined and converted to one issued and outstanding Class A Ordinary Share. No fractional Class A Ordinary Shares were issued to any shareholders in connection with the 2024 Reverse Split. Each shareholder was entitled to receive one Class A Ordinary Shares in lieu of the fractional share that would have resulted from the reverse stock split. The Depository Trust Company (the “DTC”) requested the Company’s transfer agent to issue 54,727 round-up Class A Ordinary Shares. As of May 1, 2024 (immediately prior to the effective date), there were 141,703,218 Class A Ordinary Shares outstanding, and the number of Class A Ordinary Shares outstanding after the 2024 Reverse Split is 7,927,132, taking into account of the effect of rounding fractional shares into whole shares. In addition, all Class A Ordinary Shares, options and any other Class A securities of the Company outstanding immediately prior to the 2024 Reverse Split was retroactively applied by dividing the number of ordinary shares into which the options and other securities are exercisable by 18 and multiplying the exercise price thereof by 18, as a result of the 2024 Reverse Split. All share and earnings per-share information have been retroactively adjusted to reflect the 2024 Reverse-Split. The Company had 500,000,000 authorized Class A Ordinary Shares, par value of $0.0001, of which 2,306,295 and 7,987,959 Class A Ordinary Shares were issued and outstanding as of June 30, 2023 and 2024, respectively. The Company had 80,000,000 authorized Class B Ordinary Shares, par value of $0.0001, of which 7,100,000 and 7,100,000 Class B Ordinary Shares were issued and outstanding as of June 30, 2023 and 2024, respectively.

The following table summarizes the Company’s Pre-Funded Warrants activities and status of Pre-Funded Warrants as of June 30, 2024:

		Weighted	Average
		Average	Remaining
	Pre-Funded	Exercise Price	Period
Pre-Funded Warrants	Warrants*	Per Share*	(Years)
Outstanding as of June 30, 2022	—	$—	—
Issued	65,278	0.18	5.50
Forfeited	—	—	—
Exercised	—	—	—
Expired	—	—	—
Outstanding as of June 30, 2023	65,278	$0.18	5.22
Issued	—	—	—
Forfeited	—	—	—
Exercised	(65,278)	0.18	—
Expired	—	—	—
Outstanding as of June 30, 2024	—	$—	—
*	Retrospectively restated for the 1-for-18 reverse stock split on May 1, 2024.

Appropriated Retained Earnings

According to the Memorandum and Articles of Association, the Company is required to transfer a certain portion of its net profit, as determined under PRC accounting regulations, from current net income to the statutory reserve fund. In accordance with the PRC Company Law, companies are required to transfer 10% of their profit after tax, as determined in accordance with PRC accounting standards and regulations, to the statutory reserves until such reserves reach 50% of the registered capital of the companies. As of June 30, 2023 and June 30, 2024, the balance of total statutory reserves was ¥4,148,929 and ¥4,148,929 ($570,912), respectively.

NOTE 17. ORDINARY SHARES PURCHASE WARRANTS ISSUED TO INVESTORS

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

On December 14, 2023, the Company entered into a Warrant Purchase Agreement with certain accredited investors pursuant to which the Company agreed to buy back an aggregate of 7,950,769 (441,710 warrants post 2024 Reverse Split) warrants from the investors, and the investors agreed to sell the Warrants back to the Company. The purchase price for each Warrant was $0.25 ($4.50 post 2024 Reverse Split). As of December 31,2023, The Company still holds the investor 863,333 (47,963 warrants post 2024 Reverse Split) warrants. As of June 30, 2023 and June 30, 2024, the fair value of the warrant liability of the Warrant 2021 was $1,930,000 and $959 (¥6,969). During the years ended June 30, 2023 and 2024, there was change in fair value of the Warrant 2021 liability in an aggregate amount of $560,000 and $109,041, respectively.

The key inputs into the Black-Scholes model were as follows at their measurement dates:

	June 30,	June 30,
Input	2024	2023
Number of warrants*	47,963	47,963	441,710
Share price*	$0.02	$0.34	0.34
Risk-free interest rate	4.62%	4.41%	4.41%
Volatility	105%	127%	127%
Exercise price*	$112.32	$112.32	14.40
Warrant life	2.46 years	3.47 years	3.47 years
*	Retrospectively restated for the 1-for-18 reverse stock split on May 1, 2024.

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

On December 14, 2023, the Company entered into a Warrant Purchase Agreement with certain accredited investors pursuant to which the Company agreed to buy back an aggregate of 10,002,500 (555,694 warrants post 2024 Reverse Split) warrants from the investors, and the investors agreed to sell the Warrants back to the Company. The purchase price for each Warrant is $0.25 ($4.50 post 2024 Reverse Split). On December, 14, 2023, Company bought back all warrants 2023 from the investors. As of June 30, 2023 and June 30, 2024, the fair value of the warrant liability of the Warrant 2023 was $2,430,000 and $nil. During the years ended June 30, 2023 and 2024, there was change in fair value of the Warrant 2023 liability in an aggregate amount of $320,000 and $nil, respectively.

During the year ended June 30, 2024, the change in fair value of warrant liability attributable to the redeemed of Warrant 2021 and Warrant 2023 in an aggregate amount of $238,317.

The key inputs into the Black-Scholes model were as follows at their measurement dates:

	June 30,	June 30,
Input	2024	2023
Number of warrants*	—	555,694
Share price*	$—	$0.34
Risk-free interest rate	—%	3.59%
Volatility	—%	110%
Exercise price*	$—	$14.40
Warrant life	—	5.22 years
*	Retrospectively restated for the 1-for-18 reverse stock split on May 1, 2024.

The following table presents information about the Company’s warrants that were measured at fair value on a recurring basis as of June 30, 2023 and June 30, 2024, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.

		Quoted Prices In	Significant Other	Significant Other
	June 30,	Active Markets	Observable Inputs	Unobservable Inputs
Description	2023	(Level 1)	(Level 2)	(Level 3)
Liabilities:
Warrant liability - non-current	$4,360,000	$—	$—	$4,360,000

		Quoted Prices In	Significant Other	Significant Other
	June 30,	Active Markets	Observable Inputs	Unobservable Inputs
Description	2024	(Level 1)	(Level 2)	(Level 3)
Liabilities:
Warrant liability - non-current	$959	$—	$—	$959

The following table summarizes the Company’s Warrants activities and status of Warrants as of June 30, 2024:

		Weighted	Average
		Average	Remaining
		Exercise Price	Period
Warrants	Warrants*	Per Share*	(Years)
Outstanding as of June 30, 2022	489,673	$112.32	4.46
Issued	555,694	14.40	5.50
Forfeited	—	—	—
Exercised	—	—	—
Expired	—	—	—
Outstanding as of June 30, 2023	1,045,367	$18.90	4.40
Issued	—	—	—
Redeemed	(997,404)	14.40	—
Forfeited	—	—	—
Exercised	—	—	—
Expired	—	—	—
Outstanding as of June 30, 2024	47,963	$112.32	2.96
*	Retrospectively restated for the 1-for-18 reverse stock split on May 1, 2024.

NOTE 18. SHARE-BASED COMPENSATION

Share-Based Awards Plan

The following is a summary of the share options activity:

Weighted
Average
Exercise Price
Share Options	Shares*	Per Share*
Outstanding as of June 30, 2022	4,456	$148.50
Granted	—	—
Forfeited	—	—
Exercised	—	—
Expired	—	—
Outstanding as of June 30, 2023	4,456	$148.50
Granted	—	—
Forfeited	—	—
Exercised	—	—
Expired	—	—
Outstanding as of June 30, 2024	4,456	$148.50
*	Retrospectively restated for the 1-for-18 reverse stock split on May 1, 2024.

The following is a summary of the status of options outstanding and exercisable as of June 30, 2024:

Outstanding Options			Exercisable Options
		Average			Average
		Remaining			Remaining
Average Exercise		Contractual	Average Exercise		Contractual
Price*	Number*	life (Years)	Price*	Number*	life (Years)
$148.50	4,456	1.08	$148.50	4,456	1.08
	4,456			4,456
*	Retrospectively restated for the 1-for-18 reverse stock split on May 1, 2024.

The Share-based compensation expense recorded for stock options granted were all ¥Nil for the years ended June 30, 2022, 2023 and 2024, respectively. No unrecognized share-based compensation for stock options as of June 30, 2024.

Restricted Shares to Senior Management

As of June 30, 2024, the Company has granted restricted Class A Ordinary Shares to senior management and employees as follows:

On February 28, 2022, the Company granted 1,642,331 (91,241 shares post 2024 Reverse Split) Class A Ordinary Shares to its employees as compensation cost for awards. The fair value of the restricted shares was $1,708,024 based on the closing share price $1.04 ($18.72 post 2024 Reverse Split) at February 28, 2022.These restricted shares will vest over three years with one-third of the shares vesting every year from the grant date. As of June 30, 2024, 1,094,888 (60,827 shares post 2024 Reverse Split) shares were vested and the remaining 547,443 (30,412 shares post 2024 Reverse Split) shares will not be vested until February 28, 2025.

On March 15, 2023, the Company issued 1,000,000 (55,556 shares post 2024 Reverse Split) restricted Class A Ordinary Shares with a value of $372,600 based on the closing share price of $0.3726 ($6.71 post 2024 Reverse Split) on March 15, 2023 to its employee as compensation for service to the Company on new business exploration. The service period was six months from the date of grant. All of the restricted shares were issued on March 15, 2023 and the granted shares under this plan will not be vested until September 15, 2023.

On February 26, 2024, the Company granted 6,255,483 (347,527 shares post 2024 Reverse Split) restricted Class A Ordinary Shares to its management and staff. The fair value of the Class A restricted shares was $988,366 based on the fair value of share price $0.158 ($2.844 post 2024 Reverse Split) at February 26, 2024. All of the restricted shares were not issued and the granted shares under this plan will not be vested until February 26, 2025.

128,672 (7,148 shares post 2024 Reverse Split), 1,000,000 (55,556 shares post 2024 Reverse Split) and 60,827 restricted Class A restricted shares were issued and outstanding for the years ended June 30, 2022, 2023 and 2024, respectively, for all the plans mentioned above.

As of June 30, 2024, the Company has granted restricted Class B Ordinary Shares to senior management as follows:

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

On February 26, 2024, the Company granted 12,900,000 restricted Class B Ordinary Shares to its management as compensation cost for awards. The fair value of the Class B restricted shares was $2,130,000 based on the fair value of share price $0.17 at February 26, 2024. These restricted shares vested immediately on the grant date. As of June 30, 2024, all granted shares under this plan are not issued and outstanding.

4,100,000, 3,000,000 and nil restricted Class B restricted shares were issued and outstanding during the years ended June 30, 2022, 2023 and 2024, respectively, for all the plans mentioned above.

The share-based compensation expense recorded for restricted shares issued for management was ¥39,263,485, ¥26,191,707 and ¥22,427,682 ($3,086,154) for the years ended June 30, 2022, 2023 and 2024, respectively. The total unrecognized share-based compensation expense of restricted shares issued for management and employees as of June 30, 2024 was approximately ¥7.1 million ($1.0 million), which is expected to be recognized over a weighted average period of approximately 0.68 years.

Restricted Shares for services

As of June 30, 2024, the Company has granted restricted Class A Ordinary Shares to consultant as follows:

On November 10, 2021, the Company signed a service agreement with Starry. As the service consideration, the Company issued 500,000 (27,778 shares post 2024 Reverse Split) restricted Class A Ordinary Shares which vested in equal monthly amounts through the end of December 31, 2021. Half of the restricted Class A Ordinary Shares was valued based on the closing share price of $1.60 ($28.80 post 2024 Reverse Split) on December 10, 2021 and the other half was valued based on the closing share price of $1.31 ($23.58 post 2024 Reverse Split) on December 31, 2021. 250,000 (13,889 shares post 2024 Reverse Split) restricted Class A Ordinary Shares were issued on December 10, 2021 and the remaining 250,000 (13,889 shares post 2024 Reverse Split) restricted Class A Ordinary Shares were issued in January 2022.

On January 5, 2022, the Company signed a consulting agreement with Lintec Information Ltd (the “Consultant”). As the service consideration, the Company issued 1,050,000 (58,333 shares post 2024 Reverse Split) restricted Class A Ordinary Shares with a value of $1,354,500 based on the closing share price of $1.29 ($23.22 post 2024 Reverse Split) on January 5, 2022 to the Consultant as payment for being the Company’s investment and financial advisor for a period of one year. The vesting period of these shares was one year from the date of contract. All of the restricted shares were issued under this plan on January 5, 2022 and all of the granted shares under this plan was vested as of June 30, 2024.

On March 15, 2023, the Company signed a consulting agreement with some business consultants (the “Consultants”). As the service consideration, the Company issued 1,000,000 (55,556 shares post 2024 Reverse Split) restricted Class A Ordinary Shares with a value of $372,600 based on the closing share price of $0.3726 ($6.71 post 2024 Reverse Split) on March 15, 2023 to the Consultants as compensation for acting as advisors to the Company on new business exploration. The vesting period of these shares was six months from the date of contract. All of the restricted shares were issued under this plan on March 15, 2023 and the granted shares under this plan have been vested until September15, 2023.

1,550,000 (86,111 shares post 2024 Reverse Split), 1,000,000 (55,556 shares post 2024 Reverse Split) and nil restricted Class A restricted shares were issued and outstanding during the years ended June 30, 2022, 2023 and 2024, respectively, for all the plans mentioned above.

The share-based compensation expense recorded for restricted shares issued for service was ¥8,935,920, ¥5,805,840 and ¥nil for the years ended June 30, 2022, 2023 and 2024, respectively. The total unrecognized share-based compensation expense of restricted shares issued for service as of June 30, 2024 was ¥nil.

Following is a summary of the restricted shares granted:

Restricted share grants	Shares*
Non-vested as of June 30, 2022	120,407
Granted	277,778
Vested	(226,247)
Non-vested as of June 30, 2023	171,938
Granted	347,527
Vested	(141,526)
Non-vested as of June 30, 2024	377,939
*	Retrospectively restated for the 1-for-18 reverse stock split on May 1, 2024.

The following is a summary of the status of restricted share at June 30, 2024:

Outstanding Restricted Shares
		Average
		Remaining
Fair Value per		Amortization
Share*	Number*	Period (Years)
$18.72	30,412	0.67
2.844	347,527	0.66
	377,939
*	Retrospectively restated for the 1-for-18 reverse stock split on May 1, 2024.

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

Income (loss) before provision for income taxes consisted of:

	For the years ended June 30,
	2022	2023	2024	2024
	RMB	RMB	RMB	US Dollars
Outside China areas	¥113,741,972	¥(34,038,460)	¥(27,573,933)	$(3,794,299)
China	(20,066,451)	(27,419,593)	(23,861,877)	(3,283,503)
Total	¥93,675,521	¥(61,458,053)	¥(51,435,810)	$(7,077,802)

Deferred tax assets, net is composed of the following:

	June 30,	June 30,	June 30,
	2023	2024	2024
	RMB	RMB	US Dollars
Deferred tax assets:
Allowance for credit losses	¥1,019,592	¥1,652,102	$227,337
Impairment for inventory	90,322	221,290	30,451
Net operating loss carryforwards	23,290,731	25,843,951	3,556,246
Subtotal	24,400,645	27,717,343	3,814,033
Less: Valuation allowance	(24,107,246)	(27,437,564)	(3,775,534)
Total deferred tax assets, net	¥293,399	¥279,779	$38,499
Deferred tax liabilities:
Accelerated amortization of intangible assets	(146,511)	(132,891)	(18,287)
Gain on the previously held equity method investment	(146,888)	(146,888)	(20,212)
Total deferred tax liabilities	(293,399)	(279,779)	(38,499)
Deferred tax assets, net	¥—	¥—	$—

The Company’s subsidiaries, VIEs and VIEs’ subsidiaries incurred a cumulative net operating loss (“NOL”) which may reduce future corporate taxable income. As of June 30, 2023, the cumulative NOL was approximately ¥133.6 million. During the year ended June 30, 2024, the Company’s subsidiaries, VIEs and VIEs’ subsidiaries incurred an additional NOL carryforwards of approximately ¥11.7 million ($1.6 million). As of June 30, 2024, there are $13.2 million ($1.8 million) of the cumulative NOL that have expired, resulting in a cumulative NOL carryforwards of approximately ¥125.8 million ($17.3 million) as of June 30, 2024.

The NOL will expire over the next five years as follows:

Twelve months ending June 30,	RMB	US Dollars
2025	¥19,617,124	$2,699,406
2026	32,533,742	4,476,792
2027	27,137,905	3,734,300
2028	34,868,363	4,798,046
2029	11,670,406	1,605,901
Total	¥125,827,540	$17,314,445

Following is a reconciliation of income tax expense (benefit) at the effective rate to income tax at the calculated statutory rates:

	For the years ended June 30,
	2022	2023	2024	2024
	RMB	RMB	RMB	US Dollars
Income tax (benefits) expenses calculated at PRC statutory rates	¥23,418,880	¥(15,364,513)	¥(12,858,953)	$(1,769,451)
Nondeductible expenses and others	263,655	539,247	427,969	58,890
Effect of tax rate differential	(24,061,020)	7,949,048	9,080,982	1,249,585
Benefit of revenue exempted from enterprise income tax	(1,799)	(18,814)	19,714	2,713
Change in valuation allowances	(233,590)	6,913,371	3,330,318	458,267
Income tax expenses (benefit)	¥(613,874)	¥18,339	¥30	$4

The Company’s income tax expense (benefit) is comprised of the following:

	For the years ended June 30,
	2022	2023	2024	2024
	RMB	RMB	RMB	US Dollars
Current income tax provision	¥10,214	¥18,339	¥30	$4
Deferred income tax benefit	(624,088)	—	—	—
Expense (benefit) for income tax	¥(613,874)	¥18,339	¥30	$4

NOTE 20. NON-CONTROLLING INTEREST

Non-controlling interest consisted of the following:

	As of June 30, 2023
		Nanjing	Gan Su	Qinghai
	BHD	Recon	BHD	BHD	FGS	Total	Total
	RMB	RMB	RMB	RMB	RMB	RMB	US Dollars
Paid-in capital	¥1,651,000	¥200,000	¥4,805,000	¥—	¥—	¥6,656,000	$917,904
Capital contribution receivable due from non-controlling Interest	—	—	—	—	(48,870,000)	(48,870,000)	(6,739,481)
Unappropriated retained earnings (deficit)	3,477,494	3,616,001	(6,336,893)	(1,561,196)	(1,796,762)	(2,601,356)	(358,742)
Accumulated other comprehensive loss	(18,850)	(11,853)	—	—	—	(30,703)	(4,234)
Valuation increase shared by minority shareholders	—	—	—	—	34,790,000	34,790,000	4,797,760
Total non-controlling interests	¥5,109,644	¥3,804,148	¥(1,531,893)	¥(1,561,196)	(15,876,762)	¥(10,056,059)	$(1,386,793)

	As of June 30, 2024
		Nanjing	Gan Su	Qinghai
	BHD	Recon	BHD	BHD	FGS	Total	Total
	RMB	RMB	RMB	RMB	RMB	RMB	US Dollars
Paid-in capital	¥1,651,000	¥200,000	¥4,805,000	¥—	¥—	¥6,656,000	$915,896
Capital contribution receivable due from non-controlling Interest	—	—	—	—	(48,870,000)	(48,870,000)	(6,724,736)
Unappropriated retained earnings (deficit)	3,477,494	3,616,001	(7,547,154)	(1,581,474)	(2,130,804)	(4,165,937)	(573,251)
Accumulated other comprehensive loss	(18,850)	(11,853)	—	—	—	(30,703)	(4,225)
Valuation increase shared by minority shareholders	—	—	—	—	34,790,000	34,790,000	4,787,263
Total non-controlling interests	¥5,109,644	¥3,804,148	¥(2,742,154)	¥(1,581,474)	¥(16,210,804)	¥(11,620,640)	$(1,599,053)

NOTE 21. CONCENTRATIONS

Credit risk

As of June 30, 2023 and June 30, 2024, approximately ¥45.5 million and ¥90.3 million ($12.4 million) of the Company’s cash was on deposit at financial institutions in the PRC, respectively. Per PRC regulations, the maximum insured bank deposit amount is RMB500,000 for each financial institution. The Company’s total unprotected cash held in banks amounted to approximately ¥40.0 million and ¥84.4 million ($11.6 million) as of June 30, 2023 and June 30, 2024, respectively. As of June 30, 2023 and June 30, 2024, approximately ¥240.3 million and ¥108.7 million ($15.0 million) of the Company’s cash was on deposit at financial institutions in the Hong Kong, respectively. Per Hong Kong regulations, the maximum insured bank deposit amount is HKD 500,000 for each financial institution. The Company’s total unprotected cash held in banks amounted to approximately ¥238.8 million and ¥105.5 million ($14.5 million) as of June 30, 2023 and June 30, 2024, respectively.

Customer concentration risk

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

For the year ended June 30, 2024, CNPC represented 48% and SINOPEC represented 19% of the Company’s total revenue, respectively. At June 30, 2024, CNPC accounted for 38%, SINOPEC represented 27% and another customer accounted for 6% of the Company’s accounts receivable, net, respectively.

NOTE 22. COMMITMENTS AND CONTINGENCY

(a)   Contingency

Severance payments

The Labor Contract Law of the PRC requires employers to assure the liability of severance payments if employment contracts are terminated. The employers will be liable for one month of severance pay for each year of the service provided by the employees. As of June 30, 2024, the Company estimated its severance payments of approximately ¥8.8 million ($1.2 million) which has not been reflected in its consolidated financial statements, because management cannot predict what the actual payment, if any, will be in the future.

Legal contingencies

On April 24, 2024, Bank of Kunlun Co., Ltd. Tuha Branch (the “Plaintiff”) submitted a civil complaint to the People’s Court of Yizhou District, Hami City, Xinjiang Uygur Autonomous Region (the “Court”). The complaint requested: (1) Gan Su BHD to repay the principal and interest of the loan to the Plaintiff, (2) Gan Su BHD to pay the overdue interest to the Plaintiff; (3) Gan Su BHD to pay the attorney’s fees to the Plaintiff; (4) Wang Ping, Beijing BHD, and Nanjing Recon to bear joint and several liabilities for the first four claims of the Plaintiff, (5) all costs of the case, including the acceptance fee, mailing fee, preservation fee, and preservation insurance fee, to be borne by the defendants. The Plaintiff also applied for pre-litigation property preservation. On April 24, 2024, the Court issued a ruling to seize and freeze the bank deposits of the respondents Gan Su BHD, Wang Ping, Beijing BHD, and Nanjing Recon, amounting to ¥848,935.63. On May 24, 2024, the Court made a first-instance judgment, ordering (1) Gan Su BHD to repay the Plaintiff the principal of the loan amounting to ¥818,730.95, (2) Gan Su BHD to pay the loan interest of ¥199.51 and the interest from April 1, 2024, until the actual repayment date (calculated based on the actual amount owed at an annual interest rate of 9%), (3) Gan Su BHD to bear the attorney’s fees of ¥30,000, (4) Gan Su BHD to bear the preservation agency fee of ¥4,765, (5) Wang Ping, Beijing BHD and Nanjing Recon to bear joint and several liability guarantees for the above four judgment contents and the case acceptance fee.

(b)   Purchase commitment

The total future minimum purchase commitment under the non-cancellable purchase contracts as of June 30, 2024 are payable as follows:

Twelve months ending June 30,	RMB	US Dollars
2025	¥23,956,141	$3,296,475
Total minimum payments required	¥23,956,141	$3,296,475

(c)   Leases Commitment

The Company has entered into several operating leases for office premises with the property owner and service agreements with a property service company, respectively. According to the agreements, the Company is required to pay rent and property management fees for future periods, of which, future rent payments have been included in lease liabilities as disclosed in Note 10, and the future property management fees payable as of June 30, 2024 are disclosed as follows:

Twelve months ending June 30,	RMB	US Dollars
2025	¥553,709	$76,193
2026	604,046	83,119
2027	453,034	62,340
Total	¥1,610,789	$221,652

NOTE 23. RELATED PARTY TRANSACTIONS AND BALANCES

Leases from related parties - The Company has various agreements for the lease of office space owned by the founders and their family members. The terms of the agreement state that the Company will continue to lease the property at a monthly rent of ¥96,875 ($13,330) with annual rental expense at ¥1.2 million ($0.16 million).

The details of leases from related parties are as below:

			Monthly Rent	Monthly Rent
Lessee	Lessor	Rent Period	RMB	US Dollars
Nanjing Recon	One of the founders	April 1, 2024 - March 31, 2026	¥40,000	$5,504
BHD	One of the founders	January 1, 2024- Dec 31, 2025	33,250	4,575
BHD	One of the founders	January 1, 2024 - Dec 31, 2025	23,625	3,251

As of June 30, 2023, the operating lease ROU assets and corresponding operating lease liabilities of leases from related parties was ¥335,976 and ¥335,976, respectively.

As of June 30, 2024, the operating lease ROU assets and corresponding operating lease liabilities of leases from related parties was ¥1,769,840 ($243,538) and ¥2,111,090 ($290,496), respectively.

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

Summary information regarding consolidated VIEs and their subsidiaries is as follows:

	June 30, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US Dollars
ASSETS
Current Assets
Cash	¥37,661,118	¥35,357,534	$4,865,359
Restricted cash	731,545	848,936	116,817
Notes receivable	3,742,390	1,341,820	184,641
Accounts receivable, net	27,453,415	38,631,762	5,315,907
Inventories, net	6,330,701	1,128,912	155,343
Other receivables, net	11,618,275	3,514,776	483,649
Loans to third parties	37,770,188	31,008,330	4,266,888
Purchase advances, net	1,592,761	30,691	4,223
Contract costs, net	49,572,685	48,335,817	6,651,230
Prepaid expenses	121,329	138,683	19,083
Operating lease right-of-use assets, net - current	—	1,026,599	141,265
Total current assets	176,594,407	161,363,860	22,204,405

Property and equipment, net	24,752,864	22,137,940	3,046,282
Long-term other receivables, net	3,640	—	—
Operating lease right-of-use assets, net - non-current	2,654,900	7,695,347	1,058,915
Total Assets	¥204,005,811	¥191,197,147	$26,309,602

LIABILITIES
Short-term bank loans	¥12,451,481	¥12,425,959	$1,709,869
Accounts payable	10,791,721	10,187,518	1,401,849
Other payables	3,904,135	1,160,065	159,630
Other payable- related parties	1,356,915	2,252,236	309,918
Contract liabilities	2,748,361	1,820,481	250,507
Accrued payroll and employees’ welfare	1,048,061	2,030,300	279,379
Intercompany payables*	263,935,922	269,423,190	37,073,865
Taxes payable	1,163,237	933,219	128,415
Short-term borrowings - related parties	20,018,222	10,002,875	1,376,441
Operating lease liabilities - current	3,066,146	3,741,247	514,812
Total current liabilities	320,484,201	313,977,090	43,204,685

Operating lease liabilities - non-current	25,144	3,971,285	546,467
Long-term borrowings - related party	—	10,000,000	1,376,046
Total Liabilities	¥320,509,345	¥327,948,375	$45,127,198
*	Intercompany payables are eliminated upon consolidation.

The financial performance of VIEs and their subsidiaries reported in the consolidated statement of operations and comprehensive income for the year ended June 30, 2022 includes revenue of ¥83,777,571, operating expenses of ¥35,725,237, and net loss of ¥18,180,305. The financial performance of VIEs and their subsidiaries reported in the consolidated statement of operations and comprehensive income (loss) for the year ended June 30, 2023 includes revenue of ¥67,114,378, operating expenses of ¥35,547,439, and net loss of ¥26,349,629. The financial performance of VIEs and their subsidiaries reported in the consolidated statement of operations and comprehensive income (loss) for the year ended June 30, 2024 includes revenue of ¥68,854,280 ($9,474,664), operating expenses of ¥45,301,827 ($6,233,739), and net loss of ¥19,760,427 ($2,719,125).

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

The following tables present summary information by segment for the years ended June 30, 2022, 2023 and 2024, respectively:

	For the years ended June 30,
	2022	2023	2024	2024
	RMB	RMB	RMB	US Dollars
Automation product and software	¥31,944,055	¥26,628,216	¥26,831,668	$3,692,160
Equipment and accessories	17,159,381	16,248,197	20,471,950	2,817,034
Oilfield environmental protection	25,335,363	19,116,560	17,576,573	2,418,617
Platform outsourcing services	9,338,772	5,121,405	3,974,089	546,853
Total revenue	¥83,777,571	¥67,114,378	¥68,854,280	$9,474,664

	For the year ended June 30, 2024
	Automation	Equipment,	Oilfield	Platform
	product and	accessories	environmental	outsourcing	Chemical
	software	and others	protection	services	recycle	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	¥26,831,668	¥20,471,950	¥17,576,573	¥3,974,089	¥—	¥68,854,280
Cost of revenue and related tax	23,864,941	14,097,459	9,240,828	637,903	135,705	47,976,836
Gross profit	¥2,966,727	¥6,374,491	¥8,335,745	¥3,336,186	¥(135,705)	¥20,877,444
Depreciation and amortization	¥493,633	¥289,234	¥2,059,292	¥1,865	¥175,003	¥3,019,027
Total capital expenditures	¥146,367	¥150,081	¥—	¥2,989	¥15,000,251	¥15,299,688
Timing of revenue recognition
Goods transferred at a point in time	¥20,032,784	¥20,471,950	¥17,576,573	¥199,918	¥—	¥58,281,225
Services rendered over time	6,798,884	—	—	3,774,171	—	10,573,055
Total revenue	¥26,831,668	¥20,471,950	¥17,576,573	¥3,974,089	¥—	¥68,854,280

	For the year ended June 30, 2023
	Automation	Equipment	Oilfield	Platform
	product and	and	environmental	outsourcing
	software	accessories	protection	services	Total
	RMB	RMB	RMB	RMB	RMB
Revenue	¥26,628,216	¥16,248,197	¥19,116,560	¥5,121,405	¥67,114,378
Cost of revenue and related tax	23,610,281	8,945,796	13,955,673	1,735,645	48,247,395
Gross profit	¥3,017,935	¥7,302,401	¥5,160,887	¥3,385,760	¥18,866,983
Depreciation and amortization	¥857,332	¥689,552	¥2,077,165	¥59,537	¥3,683,586
Total capital expenditures	¥803,311	¥46,681	¥75,728	¥14,953	¥940,673
Timing of revenue recognition
Goods transferred/service rendered at a point in time	¥18,640,699	¥16,248,197	¥19,116,560	¥4,470,462	¥58,475,918
Services rendered over time	7,987,517	—	—	650,943	8,638,460
Total revenue	¥26,628,216	¥16,248,197	¥19,116,560	¥5,121,405	¥67,114,378

	For the year ended June 30, 2022
	Automation	Equipment	Oilfield	Platform
	product and	and	environmental	outsourcing
	software	accessories	protection	services	Total
	RMB	RMB	RMB	RMB	RMB
Revenue	¥31,944,055	¥17,159,381	¥25,335,363	¥9,338,772	¥83,777,571
Cost of revenue and related tax	29,824,014	10,479,615	20,222,446	3,826,759	64,352,834
Gross profit	¥2,120,041	¥6,679,766	¥5,112,917	¥5,512,013	¥19,424,737
Depreciation and amortization	¥421,619	¥814,960	¥2,045,601	¥57,688	¥3,339,868
Total capital expenditures	¥14,823	¥21,456	¥768,795	¥194,578	¥999,652
Timing of revenue recognition
Goods transferred/service rendered at a point in time	¥31,944,055	¥17,159,381	¥15,779,825	¥9,338,772	¥74,222,033
Services rendered over time	—	—	9,555,538	—	9,555,538
Total revenue	¥31,944,055	¥17,159,381	¥25,335,363	¥9,338,772	¥83,777,571

	June 30,	June 30,	June 30,
	2023	2024	2024
	RMB	RMB	US Dollars
Total assets:
Automation product and software	¥167,009,315	¥132,194,082	$18,190,511
Equipment, accessories and others	170,809,759	145,316,223	19,996,178
Oilfield environmental protection	107,393,609	78,023,782	10,736,430
Platform outsourcing services	86,611,894	61,931,606	8,522,072
Chemical recycling	—	134,923,821	18,566,136
Total assets	¥531,824,577	¥552,389,514	$76,011,327

NOTE 26. SUBSEQUENT EVENTS

These consolidated financial statements were approved by management and available for issuance on October 30, 2024, and the Company has evaluated subsequent events through this date.

On February 26, 2024, the Company granted 12,900,000 restricted Class B Ordinary Shares to its management as compensation cost for awards. The fair value of the Class B restricted shares was $2,130,000 based on the fair value of share price $0.17 at February 26, 2024. These restricted shares vested immediately on the grant date. On August 1, 2024, all granted shares under this plan were issued and outstanding.

On August 28, 2024, the Company proactively redeemed a term deposit of $12.0 million at Standard Chartered Bank ahead of schedule. The original term of the deposit was from April 22, 2024, to October 22, 2024, yielded an interest income of $178,167.

On September 27, 2024, Recon-SD signed a supplemental agreement of ¥10.0 million ($1.4 million) for the purchase of equipment for the construction of capacity for the plastics recycling business.

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

The Company did not pay any dividend for the periods presented. As of June 30, 2023 and June 30, 2024, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

RECON TECHNOLOGY, LTD

PARENT COMPANY BALANCE SHEETS (UNAUDITED)

	June 30,	June 30,	June 30,
	2023	2024	2024
	RMB	RMB	US Dollars
ASSETS
Cash	¥236,146,589	¥16,473,018	$2,266,763
Short-term investments	—	88,091,794	12,121,834
Due from intercompany*	291,525,426	375,736,992	51,703,131
Other current assets	80,036,017	170,158,947	23,414,650
Total Current Assets	607,708,032	650,460,751	89,506,378

Investment in subsidiaries and VIEs	(122,920,490)	(145,408,577)	(20,008,886)
Total Assets	¥484,787,542	¥505,052,174	$69,497,492

LIABILITIES AND SHAREHOLDERS’ EQUITY
Other current liabilities	3,964,912	2,490,668	342,727
Total Current Liabilities	3,964,912	2,490,668	342,727

Warrant liability - non-current	31,615,668	6,969	959
Total Liabilities	¥35,580,580	¥2,497,637	$343,686

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A ordinary shares, $0.0001 U.S. dollar par value, 500,000,000 shares authorized; 2,306,295 shares and 7,987,959 shares issued and outstanding as of June 30, 2023 and June 30, 2024, respectively**	26,932	99,634	13,710
Class B ordinary shares, $0.0001 U.S. dollar par value, 80,000,000 shares authorized; 7,100,000 shares and 7,100,000 shares issued and outstanding as of June 30, 2023 and June 30, 2024, respectively**	4,693	4,693	646
Additional paid-in capital**	580,340,061	681,476,717	93,774,317
Accumulated deficit	(166,291,897)	(216,163,156)	(29,745,040)
Accumulated other comprehensive income	35,127,173	37,136,649	5,110,173
Total Shareholders’ Equity	449,206,962	502,554,537	69,153,806

Total Liabilities and Shareholders’ Equity	¥484,787,542	¥505,052,174	$69,497,492
*	Due from intercompany are eliminated upon consolidation.
**	Retrospectively restated for the 1-for-18 reverse stock split on May 1, 2024 and change in capital structure on March 29, 2024.

RECON TECHNOLOGY, LTD

PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (UNAUDITED)

	For the years ended June 30,
	2022	2023	2024	2024
	RMB	RMB	RMB	US Dollars
Revenue	¥—	¥—	¥—	$—
Cost of revenue	—	—	—	—

Gross profit	—	—	—	—

General and administrative expenses	62,918,622	54,494,219	44,012,602	6,056,336
Provision for credit losses	1,923,382	(4,141,588)	—	—
Loss from operations	(64,842,004)	(50,352,631)	(44,012,602)	(6,056,336)

Fair value changes of warrants liability	174,485,575	6,116,000	(933,995)	(128,522)
Other income	4,105,116	10,108,783	17,386,784	2,392,501

Equity in loss of subsidiaries, VIEs and VIEs’ subsidiaries	(18,161,892)	(25,039,453)	(22,312,339)	(3,070,280)

Net income (loss)	¥95,586,795	¥(59,167,301)	¥(49,872,152)	$(6,862,637)

Foreign currency translation adjustment	9,332,625	23,819,712	2,009,476	276,513
Comprehensive income (loss) attributable to the Company	¥104,919,420	¥(35,347,589)	¥(47,862,676)	$(6,586,124)

RECON TECHNOLOGY, LTD

PARENT COMPANY STATEMENTS OF CASH FLOWS (UNAUDITED)

	For the years ended June 30,
	2022	2023	2024	2024
	RMB	RMB	RMB	US Dollars

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	¥95,586,795	¥(59,167,301)	¥(49,872,152)	$(6,862,637)
Adjustments to reconcile net cash flows from operating activities:
Changes in warrants liabilities	(174,485,575)	(6,116,000)	933,995	128,522
Amortization of offering cost of warrants	—	1,483,306	—	—
Provision for doubtful accounts	1,923,382	(4,141,588)	—	—
Restricted shares issued for management and employees	39,263,485	26,191,707	22,427,682	3,086,152
Income (loss) from investment in unconsolidated entity	(15,411)	—	—	—
Accrued interest income from loans to third parties	—	—	(4,058,536)	(558,473)
Accrued interest income from short-term investment	—	—	(885,394)	(121,834)
Restricted shares issued for services	8,935,919	5,805,840	1,070,143	147,257
Equity in earnings of subsidiaries and VIEs	18,161,892	25,039,453	22,312,339	3,070,280
Other current assets	(111,521)	(8,396,555)	3,743,536	515,128
Other current liabilities	(5,090,698)	(3,587,540)	(1,474,244)	(202,864)

Net cash used in operating activities	(15,831,732)	(22,888,678)	(5,802,631)	(798,469)

Cash flows from investing activities:
Repayments from loans to third parties	166,405,032	32,413,311	75,987,831	10,456,274
Payments made for loans to third parties	(137,391,510)	(79,546,761)	(165,837,504)	(22,820,000)
Payments for short-term investments	—	—	(87,206,400)	(12,000,000)
Due from intercompany, VIEs and VIEs’ subsidiaries	(55,569,342)	(86,300,464)	(84,211,565)	(11,587,897)

Net cash used in investing activities	(26,555,820)	(133,433,914)	(261,267,638)	(35,951,623)

Cash flows from financing activities:
Proceeds from warrants issued with common share	—	17,493,069	—	—
Proceeds from sale of common share, net of issuance costs	—	28,174,993	77,711,533	10,693,463
Proceeds from sale of prefunded warrants, net of issuance costs	93,321	3,750,282	—	—
Redemption of warrants	—	—	(32,617,499)	(4,488,317)

Net cash provided by financing activities	93,321	49,418,344	45,094,034	6,205,146

Effect of exchange rate fluctuation on cash	14,016,375	46,211,878	2,302,664	316,857

Net increase (decrease) in cash	(28,277,856)	(60,692,370)	(219,673,571)	(30,228,089)

Cash, beginning of year	325,116,815	296,838,959	236,146,589	32,494,852

Cash, end of year	¥296,838,959	¥236,146,589	¥16,473,018	$2,266,763

Non-cash investing and financing activities
Cancellation of ordinary shares issued to Starry	¥(27,675,450)	¥—	¥—	$—