Form 20-F
period 2025-06-30
Recon Technology, Ltd
filed 2025-10-15
CIK 1442620

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2025

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 10,627,426 Class A Ordinary Shares.

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

We are a Cayman Islands holding company. We are not a Chinese operating company, and do not conduct business operations directly in China. All China operations are conducted by our subsidiaries established in the People’s Republic of China (“PRC” or “China”) and in the Hong Kong Special Administrative Region of the People’s Republic of China (“HKSAR” or “Hong Kong”), and by our contractual arrangements with variable interest entities, or “VIEs,” and the VIEs’ subsidiaries located in China. This structure involves unique risks to investors. The VIE structure provides contractual exposure to foreign investment in Chinese-based companies, pursuant to which U.S. GAAP accounting rules require us to consolidate such VIEs’ financial results in our financial statements. VIE structures are generally used where Chinese law prohibits direct foreign investment in the operating companies. Investors may never directly hold equity interests in the Chinese operating companies. Unless otherwise stated, as used in this report and in the context of describing our operations and consolidated financial information, “we,” “us,” “Company,” or “our,” refers to Recon Technology, Ltd, a Cayman Islands exempted limited company, together with our subsidiaries. “Our subsidiaries” refer to Recon Investment Ltd., Recon Hengda Technology (Beijing) Co. Ltd., Shandong Recon Renewable Resources Technology Co., Ltd. and Guangxi Recon Renewable Resources Co., Ltd. or Recon-IN, Recon-BJ, Recon-SD, and Recon-GX, respectively. “VIEs” refers to the PRC variable interest entities and their subsidiaries (Nanjing Recon Technology Co., Beijing BHD Petroleum Technology Co., Gan Su BHD Environmental Technology Co. Ltd, Huang Hua BHD Petroleum Equipment Manufacturing Co. Ltd., and Future Gas Station (Beijing) Technology, Ltd., or “Nanjing Recon,” “BHD,” “Gan Su BHD,” “HH BHD,” “Qing Hai BHD,” and “FGS” respectively). You are not investing in Nanjing Recon, BHD, Gan Su BHD, HH BHD, Qing Hai BHD, or FGS. Instead, we entered into certain contracts (the “VIE Agreements”) dated April 1, 2019, which are used to provide investors exposure to foreign investment in China-based companies where Chinese law prohibits or restricts direct foreign investment in the operating companies. A wholly foreign-owned entity (“WFOE”) is a limited liability company based in the People’s Republic of China but wholly owned by foreign investors. In our instance, Recon-BJ is a WFOE wholly owned by us through our subsidiary, Recon-IN, a Hong Kong limited company. As a result of our direct ownership in the WFOE and the VIE Agreements, we are regarded as the primary beneficiary of the VIE for accounting purposes. It should also be noted that, on July 10, 2025, Recon-BJ re-signed a series of VIE agreements with BHD and Nanjing Recon, respectively.

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

For U.S. GAAP purposes, each VIE has its own operating cash flow. Cash flow between our Company and the VIEs primarily consists of transfers from us to the VIEs for supplemental working capital, which is mainly used in purchase of materials and payment of operating expenses and investments. In addition, the VIEs occasionally make payments on our behalf when we experience a cash shortage. For the fiscal years ended June 30, 2025, 2024 and 2023, the net cash transferred from the Company to the VIEs were RMB 92,151,863, RMB84,211,565 and RMB69,562,912, respectively. There were no cash transferred from the VIEs to the Company or fees paid on behalf of the Company by the VIEs during the years ended June 30, 2025, 2024 and 2023. Neither we nor the VIEs have present plans to distribute earnings or settle amounts owed under the Contractual Agreements. Cash in the VIEs are expected to be retained for business growth and operation. No dividends or distributions have been declared to pay to us from our subsidiaries or the VIEs. No dividends or distributions were made to any U.S. investors.

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

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On July 10, 2021, the PRC State Internet Information Office issued the Measures of Cybersecurity Review (Revised Draft for Comments), which requires cyberspace operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review. On December 28, 2021, the CAC and other twelve PRC regulatory authorities jointly revised and promulgated the Cybersecurity Review Measures, which came into effect on February 15, 2022.  Furthermore, the Chinese education sector is going through a series of reforms and new laws and guidelines have been recently promulgated and released to regulate our industry. As of the date of this report, these new laws and guidelines have not impacted the Company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange because the Company and the VIEs are not involved in the education industry and do not maintain data of more than 1 million users; however, there are uncertainties in the interpretation and enforcement of these new laws and guidelines, which could materially and adversely impact our business and financial outlook. On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

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

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of operations data for the three years ended June 30, 2023, 2024 and 2025 and the consolidated balance sheet data as of June 30, 2023, 2024 and 2025 have been derived from our audited consolidated financial statements set forth in “Item 18 – Financial Statements”. The selected consolidated balance sheet data for the year ended June 30, 2023 have been derived from our audited consolidated balance sheet as of June 30, 2023, which is not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with Generally Accepted Accounting Principles in the United States of America, or U.S. GAAP.

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

(All amounts in Renminbi, except for shares outstanding)

Statement of operations data:

	For the years ended June 30,
	2025	2024	2023
	RMB¥	RMB¥	RMB¥
Revenue	66,285,032	68,854,280	67,114,378
Loss from operations	(57,319,712)	(71,637,911)	(69,332,735)
Net loss attributable to Recon Technology, Ltd	(42,588,554)	(49,871,259)	(59,167,301)

Loss per share*
-Basic	(4.68)	(9.88)	(27.43)
-Diluted	(4.68)	(9.88)	(27.43)

Weighted average number of Class A and Class B Ordinary Shares used in computation*
-Basic	9,094,902	5,048,952	2,157,158
-Diluted	9,094,902	5,048,952	2,157,158
*	Retrospectively restated for the 1-for-18 reverse stock split effective on May 1, 2024.

Balance sheet data:

	2025	2024	2023
	RMB¥	RMB¥	RMB¥
Current assets	356,157,898	506,485,249	504,413,173
Total assets	525,621,125	552,389,514	531,824,577
Current liabilities	60,568,863	47,477,363	61,032,862
Total liabilities	71,651,378	61,455,617	92,673,674
Total shareholder’s equity	467,427,518	502,554,537	449,206,962
Shares outstanding (Class A Ordinary Shares)*/ **	10,627,426	7,987,959	2,306,295
Shares outstanding (Class B Ordinary Shares)	20,000,000	7,100,000	7,100,000

*Retrospectively restated for the 1-for-18 reverse stock split on May 1, 2024.

**Shares outstanding (Class A Ordinary Shares) include 2,263,194 unvested Class A ordinary shares that were pre-issued under the 2024 Equity Incentive Plan.

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

Our company and our subsidiaries, Recon Investment Ltd. (“Recon-IN”), Recon Hengda Technology (Beijing) Co., Ltd. (“Recon-BJ”), Shandong Recon Renewable Resources Technology Co., Ltd. (“Recon-SD”) and Guangxi Recon Renewable Resources Co., Ltd. (“Recon-GX) are contractually engaged with the following PRC VIE companies and their subsidiaries: Beijing BHD Petroleum Technology Co., Ltd. (“BHD”), Future Gas Station (Beijing) Technology, Ltd. (“FGS”), Nanjing Recon Technology Co., Ltd. (“Nanjing Recon”), Gan Su BHD Environmental Technology Co. Ltd. (“Gan Su BHD”), Huang Hua BHD Petroleum Equipment Manufacturing Co. Ltd. (“HH BHD”), and Qing Hai BHD New Energy Technology Co. Ltd. (“Qing Hai BHD”) (collectively, the “Domestic Companies”). As new technologies are developed, the Domestic Companies and we may need to adapt and change our products and services, our method of marketing or delivery or alter our current business in ways that may adversely affect revenue and our ability to achieve our proposed business goals. Accordingly, there is a risk that the Domestic Companies’ and our technology will not support a viable commercial enterprise.

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

Although the Chinese government has issued Nanjing Recon and BHD and their subsidiaries over seventy copyrights on software and Nanjing Recon and BHD and their subsidiaries over fifty patents on products, we cannot guarantee that competitors will be unable to develop technologies that are similar or superior to the Domestic Companies’ and our technology. Despite our efforts to protect the Domestic Companies’ and our proprietary rights, unauthorized parties, including customers, may attempt to reverse engineer or copy aspects of the Domestic Companies’ and our products or to obtain and use information that the Domestic Companies and we regard as proprietary. Furthermore, our competitors may independently develop substantially equivalent or superior proprietary information and techniques, reverse engineer information and techniques, or otherwise gain access to our proprietary technology. In the future, we cannot guarantee that others will not use the Domestic Companies’ and our technology without proper authorization. In addition, under the Chinese intellectual property law, the 50-year protection period for software copyright and 10-year patent protection period are not subject to renewal upon expiration.

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

Since the fiscal year ended June 30, 2017, Sinopec accounted for less than 10% of our revenue. As we developed new product lines, revenue from Sinopec increased and accounted for 17%, 19% and 32% of our revenue in the fiscal years ended June 30, 2025, 2024 and 2023, respectively.

We provide products and services to CNPC under a series of agreements, each of which is terminable without notice. We first began to provide services to CNPC in 2000. CNPC accounted for approximately 44%, 48% and 43% of our revenue in the fiscal years ended June 30, 2025, 2024 and 2023, respectively, and any termination of our business relationships with CNPC would materially harm our operations.

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

To date, the oil drilling industry in China to date has not been subject to the type and scope of regulation seen in Europe and the United States. However, the Chinese government may implement new legislation or regulations or may enforce existing laws more stringently. For example, the Energy Law of the People’s Republic of China , adopted on November 8, 2024, and took effect on January 1, 2025, is China’s first comprehensive energy law. It encourages, among other things, the optimization of the layout and structure of the petroleum processing and conversion industry through the use of advanced and intensive processing methods. Either of these scenarios may have a significant impact on our customers’ mining and extraction operations and may require us or our customers to significantly change operations or to incur substantial costs. We believe that the Domestic Companies’ and our operations in China are in compliance with China’s applicable legal and regulatory requirements. However, there can be no assurance that China’s central or local governments will not impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures.

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

Failure to renew expired Hazardous Waste Operating Permit and unutilized ICP License could adversely affect our operations and financial performance.

Gansu BHD operates a facility with an annual capacity of 60,000 tons for the comprehensive utilization and harmless treatment of oilfield oily waste. This facility primarily handles oily sludge, which contains mineral oil components that pose significant environmental risks if not properly managed. Therefore, compliance with the Solid Waste Sludge Environmental Protection Law and the Hazardous Waste Operating Permit Management Regulations is mandatory for the proper treatment and disposal of oily sludge. However, the company’s Hazardous Waste Operating Permit, which is essential for the legal operation of the facility, expired on July 26, 2023, and has not yet been renewed. The expired permit is expected to negatively impact the company’s revenue streams and operational efficiency. Moreover, the timeline and outcome of any renewal process remain uncertain. Administrative delays or denial of the renewal could further prevent the company from resuming hazardous waste management activities, adversely affecting its future operations and financial stability.

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

We are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct a substantial majority of our operations through our Wholly Foreign Owned Enterprise (“WFOE”) and the VIEs and their subsidiaries in China providing certain technical and consultation services. A WFOE is a limited liability company based in the People’s Republic of China but wholly owned by foreign investors. In our instance, Recon Hengda Technology (Beijing) Co., Ltd (“Recon-BJ”) is a WFOE wholly owned by Recon Investment Ltd. (“Recon-IN”), a Hong Kong limited company, which in turn is wholly owned by us. We consolidated the financial results of BHD and Nanjing Recon into our financial statements based on the VIE agreements entered into on April 1, 2019. On July 10, 2025, Recon-BJ re-signed a series of VIE agreements with BHD and Nanjing Recon, respectively. Most, if not all, of our revenue derives from operations of the VIEs and their subsidiaries. Our Ordinary Shares are shares of our offshore holding company instead of shares of the VIEs or our PRC subsidiary. These Contractual Arrangements may not be as effective in providing us with control over the VIEs as direct ownership. For example, BHD could fail to take actions required for our business or fail to pay dividends to Recon-BJ despite its contractual obligation to do so. If the Domestic Companies fail to perform under their agreements with us, we may have to rely on legal remedies under PRC law, which may not be effective. In addition, these agreements have not been tested in a court of law.

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

As the energy consumption market opened to private and foreign companies, and as the online payment technology continually developed, we began investing in the downstream oil industry. Over the years, we developed a close relationship with Future Gas Station (Beijing) (also referred to as “FGS”) and we now own 51% of the equity of FGS. As such, our majority stake in FGS presents both a substantial investment in the downstream of the oil industry and comprises a large part of our operations. As such, our controlling interest in FGS represents both a significant investment in the downstream of the oil industry and a large part of our business. The development of FGS depends on its cooperation with gas stations. At present, most of the gas stations in China are owned by the sales companies of PetroChina and Sinopec, so FGS’s business expansion is largely dependent on the development of electronic payment systems and online settlement systems of these major oil companies and their cooperation decisions. As these major oil companies gradually increase their efforts in research and development and deployment of self-built systems, their willingness to cooperate with third-party service and operations support companies such as FGS will decrease or the depth of their cooperation will decrease, resulting in FGS’s growth potential being limited and unable to meet our expectations at the time we acquired FGS. Due to an internal operational decision made by Sinopec Sales Company in May 2025, Sinopec will cease direct cooperation with any external companies, including FGS. As a result, FGS’s business is expected to experience a significant decline beginning in July 2025, which may lead to substantial losses.  FGS is currently exploring new business ventures and client acquisition opportunities; however, there is no guarantee of success. We may suffer a significant loss on our substantial investment in FGS.

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

Shenping Yin, our Chief Executive Officer, and Guangqiang Chen, our Chief Technology Officer, are significant shareholders in our company. They are also the principal shareholders of each of the Domestic Companies and collectively control the Domestic Companies. Conflicts of interests between their duties to our company and the respective Domestic Companies may arise. For example, Mr. Yin and Mr. Chen could cause a Domestic Company to fail to take actions that are in the best interests of our Company or to fail to pay dividends to Recon-BJ despite its contractual obligation to do so if making such payment would harm the Domestic Company.

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

Our board of directors is divided into three classes of directors. The current terms of the directors expire in 2026, 2027 and 2028. Directors of each class are chosen for three-year terms upon the expiration of their current terms, and each year one class of directors is elected by the shareholders. The staggered terms of our directors may reduce the possibility of a tender offer or an attempt at a change in control, even though a tender offer or change in control might be in the best interest of our shareholders.

Shareholder rights under Cayman Islands law may differ materially from shareholder rights in the United States, which could adversely affect the ability of us and our shareholders to protect our and their interests.

Our corporate affairs are governed by our Memorandum and Articles of Association, by the Companies Act (2023 Revision) and the common law of the Cayman Islands. The right of shareholders to take action against the directors, actions by minority shareholders, and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority but are not binding on a court in the Cayman Islands. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate laws. Moreover, our company could be involved in a corporate combination in which dissenting shareholders would have no rights comparable to appraisal rights which would otherwise ordinarily be available to dissenting shareholders of United States corporations. However, Cayman Islands statutory law does provide a mechanism for a dissenting shareholder in a merger or consolidation to apply to the Grand Court for a determination of the fair value of the dissenter’s shares if it is not possible for the dissenter and the Company to agree a fair price within the time limits prescribed. Also, our Cayman Islands counsel is not aware of a significant number of reported derivative actions having been brought in Cayman Islands courts. Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings which are similar. Such actions are ordinarily available in respect of United States corporations in U.S. courts. Finally, Cayman Islands companies may not have stood to initiate shareholder derivative action before the federal courts of the United States. As a result, our public shareholders may face different considerations in protecting their interests in actions against the management, directors or our controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States, and our ability to protect our interests may be limited if we are harmed in a manner that would otherwise enable us to sue in a United States federal court.

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

Our current auditor, Enrome LLP, an independent registered public accounting firm, has been retained to audit the financial statements for the fiscal year ended June 30, 2025, and has been our auditor since August 22, 2023. Enrome LLP is subject to PCAOB inspections and the PCAOB is able to inspect our auditor. We cannot assure you whether NASDAQ or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In the event that there is a lack of inspection or if Enrome LLP is unable to permit an inspection by the PCAOB, however unlikely, our shares would be prohibited under the HFCA Act which may lead a securities exchange to determine to delist our shares. Such potential delisting would substantially impair your ability to sell or purchase our shares when you wish to do so, and such risk and uncertainty associated with a potential delisting due to a lack of inspection would have a negative impact on the price of our shares.

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

In 2008, to protect our shareholders from possible future foreign ownership restrictions, our Founders signed a series of agreements with Recon-JN, BHD and Nanjing Recon, so Recon-JN became the primary beneficiary of BHD and Nanjing Recon for accounting purposes. On April 1, 2019, as part of our planned organizational restructuring, Recon-BJ entered into a series of VIE agreements with BHD and Nanjing Recon, respectively, under the same terms and conditions as that of the VIE agreements previously entered into by Recon-JN. On July 10, 2025, Recon-BJ re-signed a series of VIE agreements with BHD and Nanjing Recon, respectively. The new agreements stipulate that Recon-BJ will absorb 100% of the expected losses of BHD and Nanjing Recon while receiving 95% of their projected net profits; all other terms and conditions remain unchanged from the VIE agreements executed by Recon-JN on April 1, 2019. As a result, the VIEs were effectively transferred from Recon-JN to Recon-BJ. Our beneficial owners, Mr. Chen Guangqiang and Mr. Yin Shenping, both PRC residents, initially completed their SAFE registration at the Jining branch of SAFE. We are under the process to amend and update the filing for Mr. Yin and Chen in Beijing.

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

In addition, on July 10, 2021, the Cyberspace Administration of China issued the Measures for Cybersecurity Review (Revised Draft for Comments) for public comments, which proposes to authorize the relevant government authorities to conduct cybersecurity review on a range of activities that affect or may affect national security, including listings in foreign countries by companies that possess personal data of more than one million users. The PRC National Security Law covers various types of national security, including technology security and information security.

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

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, which was available to the public on July 6, 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. Moreover, the CAC issued the Measures of Cybersecurity Review (Revised Draft for Comments) on July 10, 2021, which requires certain operators who wish to list abroad to file a cybersecurity review with the Office of Cybersecurity Review, such as operators with personal information of more than one million users. On December 28, 2021, the CAC and other twelve PRC regulatory authorities jointly revised and promulgated the Cybersecurity Review Measures, which came into effect on February 15, 2022. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As these opinions were recently issued, official guidance and interpretation of the opinions remain unclear in several respects at this time. We cannot assure you, however, that the regulators will not take a contrary view or will not subsequently require us to undergo the approval procedures and subject us to penalties for non-compliance. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all.

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

ITEM 4.INFORMATION ON THE COMPANY

A. History and Development of the Company

Recon Technology, Ltd (the “Company”) was incorporated under the laws of the Cayman Islands on August 21, 2007 by Mr. Yin Shenping, Mr. Chen Guangqiang and Mr. Li Hongqi (the “Founders”) as a company with limited liability. We provide oilfield specialized equipment, automation systems, tools, chemicals and field services to petroleum companies mainly in the PRC. The Company’s wholly owned subsidiary, Recon Technology Co., Limited (“Recon-HK”) was incorporated on September 6, 2007 in Hong Kong. On November 15, 2007, Recon-HK established one wholly owned subsidiary, Jining Recon Technology Ltd. (“Recon-JN”) under the laws of the PRC, and later dissolved on April 10, 2019 as part of our previously disclosed organizational restructuring. Recon-HK did not own any assets or conduct any operations and was dissolved on May 15, 2020. On November 19, 2010, the Company established another wholly owned subsidiary, Recon Investment Ltd. (“Recon-IN”) under the laws of HK. On December 18, 2014, Recon-IN established one wholly owned subsidiary, Recon Hengda Technology (Beijing) Co., Ltd. (“Recon-BJ”) under the laws of the PRC. Other than the equity interest in Recon-BJ, Recon-IN does not own any assets or conduct any operations. On October 10, 2023, the Company established wholly owned subsidiary, Shandong Recon Renewable Resources Technology Co., Ltd. (“Recon-SD”) under the laws of PRC. On February 22, 2024, Guangxi Recon Renewable Resources Co., Ltd. (“Recon-GX”) was also established under the laws of PRC. Recon-SD and Recon-GX will carry out wasted plastic chemical recycling business to serve customers located in different areas.

Currently, we mainly conduct our business through the following PRC legal entities that are consolidated as variable interest entities (“VIEs”) and operate in the Chinese oilfield equipment & service industry and energy industry:

1.	Beijing BHD Petroleum Technology Co., Ltd. (“BHD”), and
2.	Nanjing Recon Technology Co., Ltd. (“Nanjing Recon”).

Chinese laws and regulations currently do not prohibit or restrict foreign ownership in petroleum businesses. However, Chinese laws and regulations do prevent direct foreign investment in certain industries. On January 1, 2008, to protect our shareholders from possible future foreign ownership restrictions, the Founders, who also held the controlling interest of BHD and Nanjing Recon, reorganized the corporate and shareholding structure of these entities by entering into certain exclusive agreements with Recon-JN, which entitled Recon-JN to receive a majority of the residual returns. On May 29, 2009, Recon-JN and BHD and Nanjing Recon entered into an operating agreement to provide full guarantee for the performance of such contracts, agreements or transactions entered into by BHD and Nanjing Recon. As a result of such agreement, Recon-JN absorbed 100% of the expected losses and received 90% of the expected net income of BHD and Nanjing Recon, which resulted in Recon-JN being the primary beneficiary of these Companies.

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

Following changes in shareholders of BHD and Nanjing Recon, on July 10, 2025, Recon-BJ re-signed a series of VIE agreements with BHD and Nanjing Recon, respectively. The new agreements stipulate that Recon-BJ will assume 100% of the expected losses of BHD and Nanjing Recon while receiving 95% of their projected net profits; all other terms and conditions remain unchanged from the VIE agreements executed by Recon-BJ in April 2019.

Based on the VIE agreements, we consolidated BHD and Nanjing Recon as VIEs as required by Accounting Standards Codification (“ASC”) Topic 810, Consolidation because we are the primary beneficiary of the VIEs. Management performed an ongoing reassessment of whether Recon-BJ is the primary beneficiary of BHD and Nanjing Recon.

On July 10, 2025, following recent changes to shareholders for Nanjing Recon and BHD, the various VIE agreements were required to be amended, restated, and re-registered with competent authorities. The re-executed VIE agreements were effected solely to update the identities of the registered individual shareholders of the VIEs, and the principal terms of the contractual arrangements remain unchanged. With respect to Nanjing Recon, in November 2020, Shenping Yin acquired all equity previously held by Guangqiang Chen. In January 2022, Shenping Yin made a capital contribution, and in March 2023, Yingwu Yan acquired all equity previously held by Degui Zhai.

With respect to BHD, in June 2019, Zhang Fan exited by transferring all of his equity to Guangqiang Chen; in September 2020 Mr. Yin exited by transferring all of his equity to Mr. Chen; and in 2024 and 2025 Mr. Yin subsequently re-entered and made additional capital contributions that diluted other holders.

As of the date of this report, Nanjing Recon is held by Shenping Yin (99.75%) and Yingwu Yan (0.25%), and BHD is held by Guangqiang Chen (85.93%), Shenping Yin (10.00%), Donglin Li (3.77%) and Zhiqiang Feng (0.30%). These updates do not affect the Registrant’s contractual control over the VIEs.

On August 28, 2000, a founder of the Company purchased a controlling interest in BHD which was organized under the laws of the PRC on June 29, 1999. Through December 15, 2010, the Founders held a 67.5% ownership interest in BHD. From December 16, 2010 to June 30, 2012, Messrs. Yin Shenping and Chen Guangqiang held an 86.24% ownership interest of BHD. From June 30, 2012 to June 30, 2019, Mr. Chen Guangqiang continued to devote his personal patent to BHD and increased his ownership interest of BHD. On September 16, 2020, Yin Shenping transferred the ownership interest of ¥750,000 held by him to Chen Guangqiang. On September 29, 2024, Yin Shenping contributed an additional capital of ¥10,000 to BHD. On March 18, 2025, Yin Shenping subscribed an additional capital of ¥11,101,100 to BHD. As of the date of this report, Mr. Chen Guangqiang hold 85.93% ownership interest of BHD and Mr. Yin Shenping hold 10.00% ownership interest of BHD. BHD is combined with the Company through the date of the exclusive agreements, and has been consolidated following January 1, 2008, the date of the agreements based on ASC Topic 810. The Company allocates net income 90% and 100%, respectively, based upon the control agreements. Profits allocated to the minority interest are the remaining amount (10%).

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

On January 29, 2015, we increased our authorized shares from 25,000,000 to 100,000,000 Class A Ordinary Shares.

BHD, one VIE, controls following subsidiaries:

1)	On December 17, 2015, Huang Hua BHD Petroleum Equipment Manufacturing Co. LTD (“HH BHD”), a fully owned subsidiary established by BHD was organized under the laws of the PRC, focusing on the production of high efficiency heating furnaces. As of June 30, 2025, BHD had invested a total of ¥5.09 million to HH BHD. BHD owns an interest of 100% of HH BHD.
2)	On May 23, 2017, Gan Su BHD Environmental Technology Co., Ltd (“Gan Su BHD”) was established by BHD and another investor under the laws of the PRC, with registered capital of ¥50 million. It is focusing on oilfield sewage treatment and oily sludge disposal projects. As of June 30, 2020, BHD had invested a total of ¥15.98 million Gan Su BHD. The paid in capital of Gan Su BHD contributed by all investors was ¥20.74 million ($2.93 million) as of June 30, 2020. Based on its revised chapter dated August 11, 2017, BHD owns an interest of 51% of Gan Su BHD. The paid in capital was ¥22,935,000 ($3,551,489) as of June 30, 2021. On April 26, 2021, the minority shareholder of Gan Su BHD transferred 15.4% of the equity interest hold to BHD. On May 19, 2021, the minority shareholder transferred 3.6% equity shares and BHD transferred 15.4% equity shares of Gan Su BHD to Nanjing Recon. By June 30, 2021, BHD owns an interest of 51% and Nanjing Recon owns an interest of 19% of Gan Su BHD. Nanjing Recon invested a total of RMB ¥4,560,000.00 in Gan Su BHD in July, August, and September of 2021. The paid in capital was ¥27,495,000.00 ($3,551,489) as of June 30, 2025.
3)	On October 16, 2017, Qing Hai BHD New Energy Technology Co., Ltd. (“Qinghai BHD”) was established by BHD and a few other investors under the laws of the PRC, with registered capital of ¥50 million. It is focusing on design and production and sales of solar energy heating furnaces. As of June 30, 2020, BHD had invested a total of ¥4.2 million to Qinghai BHD. The paid in capital was ¥4.2 million ($0.59 million) as of June 30, 2020. BHD owns an interest of 55% of Qinghai BHD. The paid in capital was ¥4,200,000 ($650,371) as of June 30,2021. BHD owned an interest of 55% of Qinghai BHD previously; however, based on an agreement signed by the shareholders of Qinghai BHD dated October 23, 2018, each of the other two individual shareholders agreed to reduce 10% of their equity interests. As a result, Qinghai BHD returned ¥200,000 paid in capital back to one of the individual shareholders. After the new arrangement, BHD owns a total interest of 75% of Qinghai BHD. In fiscal year 2025, the Company’s management approved a plan to cease operations and close Qinghai BHD. Qinghai BHD primarily sold heating furnaces to industrial clients similar to those of BHD’s equipment operations. The decision to close Qinghai BHD was made due to its poor operating performance and failure to expand its market. Qinghai BHD’s major operations was ceased by June 2025 and was fully wound down by the date of this report.

4)	On December 12, 2024, BHD and other investors incorporated Hebei Mashiji New Energy Technology Co., Ltd. (“MSJ”) under PRC law with a registered capital of ¥10 million (approximately USD 1.4 million). As of June 30, 2025, BHD owned a 70% equity interest in MSJ, having invested ¥700,000 ($97,716) for this interest. MSJ primarily produces and sells methanol fuel energy-enhancing additives for vehicles. To date, MSJ remains in the initial preparatory phase and is undertaking the procedures necessary for applying for the relevant product manufacturing license. On September 11, 2025, BHD transferred 51% of MSJ’s equity interest to a non-related investor, becoming a minority shareholder of MSJ. Accordingly, MSJ is no longer affiliated with BHD and by extension, the Company.

On December 15, 2017, we, through VIEs, BHD and Nanjing Recon, entered into a subscription agreement with Future Gas Station (Beijing) Technology, Ltd (“FGS”), pursuant to which we acquired an 8% equity interest in FGS. Established in January 2016, FGS is a service company focusing on providing new technical applications and data operations to gas stations and provides solutions to gas stations to improve their operations and their customers’ experience. On August 21, 2018, we entered into an investment agreement and a supplemental agreement (collectively, the “Investment Agreement”) with FGS and the other shareholders of FGS. Pursuant to the Investment Agreement, our ownership interest in FGS shall increase from 8% to 43%, in exchange for our investment in FGS for a total amount of RMB10 million in cash and the issuance of 2,435,284 (135,294 shares post 2024 Reverse Split) restricted Class A Ordinary Shares to the other shareholders of FGS with certain conditions. On September 24, 2019, the Company agreed to extend the agreement for six more months as negotiated with FGS to ensure the founding team can better meet its obligations under the agreement. On March 17, 2020, the Company, FGS and the other shareholders of FGS signed the third supplemental agreement to extend another 12 months to February 20, 2021 as the number of the gas stations was the only performance goal that was not achieved. As of June 30, 2020, we had invested an aggregate amount of RMB35,579,586 ($5,032,666) in FGS and issued 487,057 (27,059 shares post 2024 Reverse Split) restricted shares in total to other shareholders of FGS, and our ownership interest in FGS has increased to 43%. On February 4, 2021, Nanjing Recon and BHD, entered into the fourth supplemental agreement to the investment agreement with FGS and FGS’ founding shareholders to acquire 8% equity ownership of FGS. Through the fourth supplemental agreement, the Domestic Companies waived the requirement on FGS’ performance goal about the number of gas stations. Accordingly, the Domestic Companies agreed to pay for the balance of the investment and cancelled the related lock-up terms on the restricted shares, The transaction has been hereby closed. As a result, the Domestic Companies collectively own 51% interest of FGS and began to consolidate the financial results of FGS since January 2021.

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

On March 15, 2023, the Company and certain institutional Investors entered into that certain securities purchase agreement, pursuant to which the Company agreed to sell to such Investors an aggregate of 8,827,500(490,417 shares post 2024 Reverse Split) Class A ordinary shares, par value $0.0925 (US$1.67 post 2024 Reverse Split) per share (the “Ordinary Shares”) and 1,175,000 (65,278 pre-funded warrants post 2024 Reverse Split) pre-funded warrants (the “Pre-Funded Warrants”) to purchase ordinary shares in a registered direct offering, and warrants to purchase up to 10,002,500 (555,694 shares post 2024 Reverse Split) Class A Ordinary Shares in a concurrent private placement, for gross proceeds of approximately $8.0 million before deducting the placement agent’s fees and other estimated offering expenses.

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

On March 31, 2025, the Company granted 2,263,194 restricted Class A Ordinary Shares to its management and staff. The fair value of the Class A restricted shares was $3,496,635 based on the fair value of share price $1.5450 at March 31,2025.

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

Each VIE has its own operating cash flow. Cashflow between our Company and the VIEs primarily consists of transfers from us to the VIEs for supplemental working capital, which is mainly used in purchase of materials and payment of operating expenses and investments. In addition, the VIEs occasionally make payments on our behalf when we experience a cash shortage. For the fiscal years ended June 30, 2025, 2024 and 2023, net cash transferred from the Company to the VIEs was RMB 92,151,863, RMB84,211,565 and RMB69,562,912, respectively. Neither we nor the VIEs have present plans to distribute earnings or settle amounts owed under the Contractual Agreements. We currently plan to retain the cash in the VIEs for business growth and operation. No dividends or distributions have been declared to pay to us from our subsidiaries or the VIEs. No dividends or distributions were made to any U.S. investors. For a description of our corporate structure and VIE contractual arrangements, see “Corporate History and Structure.” See also “Risk Factors – Risks Related to Our Corporate Structure.”

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

SELECTED CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

	For the Year Ended June 30, 2025
	Recon
	Technology,
	Ltd.
	(Cayman	“Non-VIE Subsidiaries	VIEs and VIE’s		Consolidated
	Islands)	(Hong Kong and PRC)”	subsidiaries (PRC)	Eliminations	Total
Revenue	¥—	¥—	¥66,285,032	¥—	¥66,285,032
Cost of Revenue	—	—	51,044,495	—	51,044,495
Gross Profit	—	—	15,240,537	—	15,240,537
Operating expenses	27,947,713	3,238,542	41,373,994	—	72,560,249
Loss from operations	(27,947,713)	(3,238,542)	(26,133,457)	—	(57,319,712)
Other income, net	8,956,425	2,373,646	2,289,944	—	13,620,015
Loss from subsidiaries	—	(22,732,400)	—	22,732,400	—
Loss from VIEs	(23,597,266)	—	—	23,597,266	—
Income tax expenses	—	(30)	1,610	—	1,580
Net loss	(42,588,554)	(23,597,266)	(23,845,123)	46,329,666	(43,701,277)
Non-controlling interest	—	—	(1,112,723)	—	(1,112,723)
Net Loss Attributable to Recon Technology, Ltd	¥(42,588,554)	¥(23,597,266)	¥(22,732,400)	¥46,329,666	¥(42,588,554)

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

SELECTED CONDENSED CONSOLIDATING BALANCE SHEETS

	As of June 30, 2025
	Recon
	Technology,
	Ltd.
	(Cayman	Non-VIE Subsidiaries	VIEs and VIE’s		Consolidated
	Islands)	(Hong Kong and PRC)	subsidiaries (PRC)	Eliminations	Total
Cash and cash equivalents	¥58,938,178	¥31,449,654	¥8,486,745	¥—	¥98,874,577
Restricted cash	—	—	8,204	—	8,204
Short-term investments	3,599,211	—	—	—	3,599,211
Other current assets	101,882,614	34,282,844	117,510,448	—	253,675,906
Intercompany receivables	467,888,857	162,007,955	—	(629,896,812)	—
Total current assets	632,308,860	227,740,453	126,005,397	(629,896,812)	356,157,898
Investments in subsidiaries and VIEs	(162,651,169)	—	—	162,651,169	—
Benefits through VIEs and VIE’s subsidiaries	—	(149,604,219)	—	149,604,219	—
Other non-current assets	—	126,551,114	42,912,113	—	169,463,227
Total non-current assets	(162,651,169)	(23,053,105)	42,912,113	312,255,388	169,463,227
Total Assets	469,657,691	204,687,348	168,917,510	(317,641,424)	525,621,125
Intercompany payables	—	364,307,856	265,588,956	(629,896,812)	—
Other liabilities and accrued liabilities	2,230,173	8,604,069	60,817,136	—	71,651,378
Total Liabilities	2,230,173	372,911,925	326,406,092	(629,896,812)	71,651,378
Class A ordinary shares, $0.0001 U.S. dollar par value, 500,000,000 shares authorized; 7,987,959 shares and 10,627,426 shares issued and outstanding as of June 30, 2024 and June 30, 2025, respectively*	101,548	—	—	—	101,548
Class B ordinary shares, $0.0001 U.S. dollar par value, 80,000,000 shares authorized; 7,100,000 shares and 20,000,000 shares issued and outstanding as of June 30, 2024 and June 30, 2025, respectively*	14,038	—	—	—	14,038
Additional paid-in capital	692,569,747	—	5,573,408	(5,573,408)	692,569,747
Retained earnings	(258,751,710)	(149,564,514)	(135,721,678)	285,286,192	(258,751,710)
Accumulated other comprehensive income	33,493,895	(18,660,063)	(13,882,541)	32,542,604	33,493,895
Total Shareholders’ Equity	467,427,518	(168,224,577)	(144,030,811)	312,255,388	467,427,518
Non-controlling interests	—	—	(13,457,771)	—	(13,457,771)
Total Liabilities and Equity	¥469,657,691	¥204,687,348	¥168,917,510	¥(317,641,424)	¥525,621,125

*Retrospectively restated for the 1-for-18 reverse stock split on May 1, 2024 and change in capital structure on March 29, 2024.

	As of June 30, 2024
	Recon
	Technology,
	Ltd.
	(Cayman	Non-VIE Subsidiaries	VIEs and VIE’s		Consolidated
	Islands)	(Hong Kong and PRC)	subsidiaries (PRC)	Eliminations	Total
Cash and cash equivalents	¥16,473,018	¥58,161,122	¥35,357,534	¥—	¥109,991,674
Restricted cash	—	—	848,936	—	848,936
Short-term investments	88,091,794	—	—	—	88,091,794
Other current assets	170,158,947	13,263,107	125,157,390	—	308,579,444
Intercompany receivables	375,736,992	157,821,815	—	(533,558,807)	—
Total current assets	650,460,751	229,246,044	161,363,860	(533,558,807)	507,511,848
Investments in subsidiaries and VIEs	(145,408,577)	—	—	145,408,577	—
Benefits through VIEs and VIE’s subsidiaries	—	(129,879,588)	—	129,879,588	—
Other non-current assets	—	15,044,379	29,833,287	—	44,877,666
Total non-current assets	(145,408,577)	(114,835,209)	29,833,287	275,288,165	44,877,666
Total Assets	505,052,174	114,410,835	191,197,147	(258,270,642)	552,389,514
Intercompany payables	—	264,135,617	269,423,190	(533,558,807)	—
Other liabilities and accrued liabilities	2,497,637	432,795	58,525,185	—	61,455,617
Total Liabilities	2,497,637	264,568,412	327,948,375	(533,558,807)	61,455,617
Class A ordinary shares, $0.0001 U.S. dollar par value,500,000,000 shares authorized; 7,987,959 shares and 7,987,959 shares issued and outstanding as of June 30, 2023 and June 30, 2024, respectively*	99,634	—	—	—	99,634
Class B ordinary shares, $0.0001 U.S. dollar par value, 80,000,000 shares authorized; 7,100,000 shares and 7,100,000 shares issued and outstanding as of June 30, 2023 and June 30, 2024, respectively*	4,693	—	—	—	4,693
Additional paid-in capital	681,476,717	—	4,749,000	(4,749,000)	681,476,717
Retained earnings	(216,163,156)	(125,967,252)	(112,989,285)	238,956,537	(216,163,156)
Accumulated other comprehensive income	37,136,649	(24,190,325)	(16,890,303)	41,080,628	37,136,649
Total Shareholders’ Equity	502,554,537	(150,157,577)	(125,130,588)	275,288,165	502,554,537
Non-controlling interests	—	—	(11,620,640)	—	(11,620,640)
Total Liabilities and Equity	¥505,052,174	¥114,410,835	¥191,197,147	¥(258,270,642)	¥552,389,514

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

SELECTED CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	For the Year Ended June 30, 2025
	Recon
	Technology,
	Ltd.	Subsidiaries
	(Cayman	(Hong Kong			Consolidated
	Islands)	and PRC)	VIE (PRC)	Eliminations	Total
Net cash used in operating activities	¥(17,338,325)	¥(10,682,873)	¥(5,749,976)	—	¥(33,771,174)
Net cash provided by (used in) investing activities	70,015,052	(114,537,192)	(13,916,739)	92,151,863	33,712,984
Net cash provided by financing (used in) activities	(2,529,724)	95,986,095	(4,577,855)	(92,151,863)	(3,273,347)
Effect of exchange rate fluctuation on cash and cash equivalents	(7,681,843)	2,522,502	(3,466,951)	—	(8,626,292)
Net change in cash	42,465,160	(26,711,468)	(27,711,521)	—	(11,957,829)
Opening cash balance	16,473,018	58,161,122	36,206,470	—	110,840,610
Restricted cash	—	—	8,204	—	8,204
Ending cash balance	¥58,938,178	¥31,449,654	¥8,486,745	—	¥98,874,577

	For the Year Ended June 30, 2024
	Recon
	Technology,
	Ltd.	Subsidiaries
	(Cayman	(Hong Kong			Consolidated
	Islands)	and PRC)	VIE (PRC)	Eliminations	Total
Net cash used in operating activities	¥(5,802,631)	¥(9,255,014)	¥(28,690,288)	—	¥(43,747,933)
Net cash provided by (used in) investing activities	(261,267,638)	(23,219,383)	203,260,432	84,211,565	2,984,976
Net cash provided by financing activities	45,094,034	78,724,299	5,417,289	(84,211,565)	45,024,057
Effect of exchange rate fluctuation on cash and cash equivalents	2,302,664	310,627	(891,126)	—	1,722,165
Net change in cash	(219,673,571)	46,560,529	179,096,307	—	5,983,265
Opening cash balance	236,146,589	11,600,593	(142,889,837)	—	104,857,345
Restricted cash	—	—	848,936	—	848,936
Ending cash balance	¥16,473,018	¥58,161,122	¥35,357,534	—	¥109,991,674

	For the Year Ended June 30, 2023
	Recon
	Technology,	Subsidiaries
	Ltd. (Cayman	(Hong Kong			Consolidated
	Islands)	and PRC)	VIE (PRC)	Eliminations	Total
Net cash used in operating activities	¥(22,888,678)	¥(964,905)	¥(27,834,748)	—	¥(51,688,331)
Net cash used in investing activities	(314,716,414)		(16,808,723)	86,300,464	(245,224,673)
Net cash provided by financing activities	49,418,344	16,737,550	76,527,843	(86,300,464)	56,383,273
Effect of exchange rate fluctuation on cash and cash equivalents	46,211,878	(6,274,284)	(12,248,935)	—	27,688,659
Net change in cash	(241,974,870)	9,498,361	19,635,437	—	(212,841,072)
Opening cash balance	296,838,959	2,102,232	18,757,226	—	317,698,417
Restricted cash	—	—	731,545	—	731,545
Ending cash balance	¥54,864,089	¥11,600,593	¥37,661,118	—	¥104,125,800

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

Products and Services

The Domestic Companies have historically provided products and services mainly to oil and gas field companies, which focus on the development and production of oil and natural gas. The products and services described below correlate to the numbered stages of the oilfield production system graphical expression shown below.

The following list shows Domestic Companies’ products and services. The first three items are covered by the (1) automation product and software segment and (2) equipment and accessories segment. The last item is covered by the oilfield environmental protection segment.

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

The Domestic Companies began providing automation services to other companies in the broader energy industry in China and also to provide the following products and services beyond the oilfield production process in 2017:

Waste Water and Oil Treatment Products and Services

●	Oilfield sewage treatment. It is for oilfield waste water treatment solutions, related chemicals and onsite services customized to clients’ requirement. We have also developed our own designed equipment and aim to manufacture in the future.
●	Oily sludge disposal. This business line provides engineering services of oily sludge disposal in Gan Su province.
●	Residual oil recovery service. This business line assists oilfield companies recover residual oils, including aged oil and spilled oil through our unique formula and equipment to enhance the profitability for oilfield companies.

Platform Outsourcing Services: Intelligent marketing system and digitalization solution for gas stations

●	Gas Station operation and management solution. To provide new technical applications and data operations solutions and related service to gas stations of oil companies. Tt can also help gas stations to export API ports to external parties for cooperation.

Chemical recycling Plan used for lower-value mixed plastics treatment (Under Construction)

●	A chemical recycling plant in Wei Fang City is in the preparation stage and scheduled to be operational in late 2025. The plant is meant to process more than 40,000 tons of low-value plastic a year through pyrolysis techniques.

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

Since the fiscal year ended June 30, 2017, Sinopec accounted for less than 10% of our revenue. From fiscal year 2021, we developed new products and service lines and regained revenue from Sinopec. Revenue from Sinopec accounted for 17%, 19% and 32% of our revenue in the fiscal years ended June 30, 2025, 2024 and 2023, respectively.

CNPC

Currently, we undertake projects majorly at the following locations, among others:

●	Huabei Oilfield
●	Qinghai Oilfield
●	Jidong Oilfield
●	Zhejiang Oilfield
●	PetroChina Sichuan Petrochemical Co., Ltd.

We provide products and services to CNPC under a series of agreements, each of which is terminable without advance notice. We first began to provide services to CNPC in 2000. CNPC accounted for approximately 44%, 48% and 43% of our revenue in the fiscal years ended June 30, 2025, 2024 and 2023, respectively, and any termination of our business relationships with CNPC would materially harm our operations.

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

Research and Development

We focus our research and development efforts on improving our development efficiency and the quality of our products and services. As of June 30, 2025, our research and development team consisted of over 70 experienced engineers, developers and programmers. In addition, some of our support employees regularly participate in our research and development programs.

In the fiscal years ended June 30, 2025, 2024 and 2023, we spent approximately RMB16.43 million (approximately $2.3 million), RMB14.29 million (approximately $2.0 million) and RMB8.8 million (approximately $1.2 million) respectively, on research and development activities.

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

We market our products under the following trademarks which are registered with the PRC Trademark Bureau under the State Administration for Industry and Commerce. We currently own the following trademarks:

1.	Trademark of “BHD” of the 7th classification valid from June 7, 2020 through June 6, 2030;
2.	Trademark of “BHD” of the 11th classification valid from June 14, 2020 through June 13, 2030
3.	Trademark of “Recon” of the 7th classification valid from October 20, 2021 through October 20, 2031;
4.	Trademark of “Recon” of the 9th classification valid from April 20, 2021 through April 20, 2031; and

5.	Trademark of “Recon” of the 42nd classification valid from September 6, 2021 through September 6, 2031.
6.	Trademark of “DT” of the 9th, 35th, 37th, and 42nd classification valid from January 28, 2011 through January 27, 2028.

We currently own over 50 patents registered with the PRC State Intellectual Property Office which cover our automated products and heating related equipment for the petroleum industry. Below is a list of our selected patents:

1.	Patent of Tubular type Heating furnace valid until March 6, 2030;
2.	Patent of Vacuum phase change furnace valid until March 6, 2030;
3.	Patent of Intelligent diagnosis method, device, storage medium and server of electric pump well valid until May 15, 2043;
4.	Patent of Negative pressure heating furnace valid until March 6, 2030;
5.	Patent of High-pressure natural gas furnace valid until March 6, 2030;
6.	Patent of an oil-water well smart wireless pressure transmitter valid until November 17, 2026;
7.	Patent of an intelligent terminal applied to data monitoring of gas wells valid until July 2, 2030;
8.	Patent of torch specialized for oilfield waste-gas burning valid until July 10, 2028;
9.	Patent of Wireless temperature transmitter valid until March 27, 2029;
10.	Suspended sludge filtration and purification device for oily sewage valid until July 24, 2028;
11.	A biological activator for oilfield re-injection water treatment and its preparation method valid until February 17, 2037;
12.	Pneumatic device valid until February 9, 2032;
13.	Solar-powered shaftless permanent magnet flexible control system, in application valid until August 31 2031;
14.	Patent of electricity collection device and oil pumping unit valid until March 28, 2038;
15.	Patent of fracturing packer valid until August 5, 2034;
16.	Patent of a fracturing valve for oil wells valid until August 5, 2034;
17.	Patent of a safety coupling for oil wells valid until August 5, 2034;

We have registered over 70 software products with the PRC State Intellectual Property Office. Below is a list of our selected software products:

1.	Recon automated monitoring system software version 1.0 was published on February 6, 2012
2.	Recon SCADA oilfield monitoring and data acquisition system software version 2.0 was published on September 25, 2003, and version 3.0 was registered and published on June 26, 2008;
3.	Recon RCNAMT software version 1 was published on January 8, 2013;
4.	Recon Process Auto software version 1 was published on January 8, 2013;

5.	Recon Production Process Control system software V2.0 was published on November 18, 2013, and V1.0 was published on February 4, 2013;
6.	Recon Oil and Gas Processing SCADA System software V1.0 was published on June 14, 2016;
7.	Intelligent gas field management platform software V1.0 was published on July 14, 2020;
8.	Gas well data acquisition and monitoring software V1.0 was published on July 14, 2020;
9.	Recon’s Video Intelligent Recognition Software version1.0 was published on April 13, 2021;
10.	Solar permanent magnet semi-direct drive intelligent control software V1.0 was published on August 31, 2021;
11.	An intelligent billing system that does not rely on physical cards to achieve self-service refueling for vehicle owners (Android) V2.0 was published on April 9, 2019;
12.	An intelligent billing system that does not rely on physical cards to achieve self-service refueling for vehicle owners (ios) V2.0 was published on April 9, 2019;
13.	Gas Station Operation Vehicle Marketing System V1.0 was published on September 3, 2021;
14.	Gas station user attraction system V1.0 was published on September 3, 2021;
15.	Gas Station Electronic Coupon Vending System V1.0 was published on September 3, 2021;
16.	Gas Station Revenue Clearing and Settlement System V1.0 was published on September 3, 2021;
17.	An intelligent settlement system that does not rely on physical cards to achieve self-service refueling for vehicle owners (WeChat mini program) V1.0 was published on September 3, 2021;
18.	An intelligent settlement system that does not rely on physical cards to achieve self-service refueling for vehicle owners (Alipay mini program) V1.0 was published on September 3, 2021;
19.	Gas station abnormal transaction risk control system V1.0 was published on September 3, 2021;
20.	A software copyright registration certificate of Recon’s Intelligent monitoring and management system software version 1.0 for oil production was published on September 3, 2021;
21.	Environmental Air Pollution Prevention and Control Intelligent Analysis System V1.0 was published on August 21, 2024;
22.	Recon Security and Gas Protection Management Software V1.0 was published on April 15, 2025; and
23.	Recon Power Monitoring Software V1.0 was published on April 16, 2025.

Environmental Matters

In terms of compliance with Chinese environmental protection laws and regulations, we only have one expense, which is that Shandong Recon Renewable Resources Technology Co., Ltd. officially received the environmental impact assessment approval document for the plastic chemical recycling project construction on September 6, 2024, at a cost of RMB 197,000 ($27,500), with no other related expenses. We do not anticipate expending any material amounts for such compliance purposes for the remainder of our current or succeeding fiscal year.

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

C. Organizational Structure

Below is a chart representing our current corporate structure as of June 30, 2025:

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
100% ownership
Future Gas Station (Beijing) Technology, Ltd.
/ FGS
Huang Hua BHD Petroleum Equipment Manufacturing Co. Ltd.
/HH BHD
19% ownership
51% ownership
75% ownership
70% ownership
Gan Su BHD Environmental Technology Co. Ltd.
/Gan Su BHD
Hebei Mashiji New Energy Technology Co., Ltd.
/MSJ**
Qing Hai BHD New Energy Technology Co., Ltd.
/Qing Hai BHD*

Our registered office in the Cayman Islands is at the offices of Vistra (Cayman) Limited, P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands.

* Qing Hai BHD was closed and has been deregistered from the Chinese Industrial and Commercial System on September 2025.

** BHD transferred out 51% of MSJ’s equity interest in September 2025.

D. Property, Plants and Equipment

We currently operate in several facilities throughout China. Our headquarters are located in Beijing. Following is a list of our properties. The first six properties are rentals. Gan Su BHD has received a land usage rights certificate regarding the last property and has constructed a plant on that piece of land.

No.	Tenant/Transferee	Address	Rental/Use Term	Space	Usage	Productive Capacity	Extent of utilization
1	Recon-BJ BHD	601, 1 Shui’an South Street, Chaoyang District, Beijing, 100012, PRC	May 1, 2024 to April 30, 2027	813.35 square meters	Headquarter and office	N/A	100%

2	Nanjing Recon	Room 311, No. 2 Building, Chu Qiao Cheng, Andemen Street, Yu Hua District, Nanjing City, PRC	April 1, 2024 to March 31, 2026	334.2 square meters	Office	N/A	80%

		South side of 6th floor, 1 Shui’an South Street, Chaoyang District, Beijing, 100012, PRC	May 1, 2024 to April 30, 2027	577.65 square meters	Office	N/A	100%

3	BHD	West building, Zhengfu Street, Huo ying, Changping District, PRC	January 1, 2024 to December 31, 2025	420 square meters	Warehouse	N/A	50%

4	HH BHD	No. 1767, Yin Bin South Street, Huang Hua Economic Development Zone, He Bei Province, PRC	July 1, 2025 to June 30, 2026	4,624 square meters	Office and Plant	N/A (Equipment Installation)	100%

5	FGS	Northeast side of 6th floor, 1 Shui’an South Street, Chaoyang District, Beijing, 100012, PRC	May 1, 2024 to April 30, 2027	677.65 square meters	Office	N/A	50%

6	Recon-SD	West of Lingang Road, Green Chemical Park, Binhai District, Weifang City, Shandong Province, north of Air Products USA.	December 13, 2023 to December 12, 2073	32,363 square meters	Plant	N/A	100%

7	Gan Su BHD	North of Dongyun Road and West of Petroleum Management Bureau Wooden Furniture Factory, Old District, Yumen City, Gansu Province, PRC	August 1, 2017 to July 31, 2067	26,235.59 square meters	Plant	60,000 tons	80%

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

Overview

We are a company with limited liability incorporated in 2007 under the laws of the Cayman Islands. Headquartered in Beijing, we have been providing products and services to oil and gas companies and their affiliates through Nanjing Recon Technology Co. Ltd (“Nanjing Recon”) and Beijing BHD Petroleum Technology Co, Ltd (“BHD”) and their affiliates, hereafter referred to as the domestic companies (the “Domestic Companies”), which are established under the laws of the PRC. From 2017, we have been providing service to companies in other power energy industries such as the electronic power industry and the renewable energy industry. As the Company contractually controls the Domestic Companies, we serve as the center of strategic management, financial control and human resources allocation. To this end, our company and our subsidiaries, Recon Investment Ltd. (“Recon-IN”), Recon Hengda Technology (Beijing) Co., Ltd. (“Recon-BJ”), Shandong Recon Renewable Resources Technology Co., Ltd. (“Recon-SD”) and Guangxi Recon Renewable Resources Co., Ltd. (“Recon-GX”) are contractually engaged with the following PRC VIE companies and their subsidiaries: Beijing BHD Petroleum Technology Co., Ltd. (“BHD”), Future Gas Station (Beijing) Technology, Ltd. (“FGS”), Nanjing Recon Technology Co., Ltd. (“Nanjing Recon”), Gan Su BHD Environmental Technology Co. Ltd. (“Gan Su BHD”), Huang Hua BHD Petroleum Equipment Manufacturing Co. Ltd. (“HH BHD”), and Qing Hai BHD New Energy Technology Co. Ltd. (“Qing Hai BHD”) (collectively, the “Domestic Companies”), which provide services designed to automate and enhance the extraction of and facilitate the sale of petroleum products. Due to this contractual control and our obligation to bear the losses of the Domestic Companies, we consider them to be variable interest entities (“VIEs”) for accounting purposes and consolidate their results in our financial statements.

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

We entered into the wasted plastic chemical recycling business in year 2023 and established two new wholly-owned subsidiaries, Shandong Recon Renewable Resources Technology Co., Ltd (“Recon-SD”) on October 10, 2023, and Guangxi Recon Renewable Resources Co., Ltd. (“Recon-GX”) on February 22, 2024 through Recon-IN to serve customers located in different areas.

Recent Developments

On or about September 2025, our board of directors ratified a decision by Recon-BJ to enter into a definitive agreement on or about October 2025 with Guangxi Jindu Investment Co., Ltd. for the purposes of establishing a special fund consisting of RMB100 million as a loan for the development and operation of an industrial park project in Guangxi. The term of the loan is 20 years and the annual interest rate is 4.5%.  The industrial park project is planned for modern factory buildings of approximately 52,204 square meters. Guangxi Jindu Investment Co., Ltd. shall be responsible for the Project’s development, construction, promotion, and day-to-day management of the industrial park. Recon-BJ’s management held negotiations with Guangxi Jindu Investment Co., Ltd. throughout the second half of the fiscal year ended June 30, 2025, and the terms and conditions of the contractual arrangement was recommended for approval to our board of directors.

Recent Industry Developments and Business Outlook

From the second half of 2024 to the first half of 2025, international crude oil prices showed an overall downward trend, with occasional rebounds. This trend was driven by several factors, including anticipated declines in demand and geopolitical disruptions, such as trade wars, the Russia-Ukraine conflict, and the Iran-Israel conflict. Consequently, our primary clients, domestic oil companies, have experienced declining performance and have adopted more cautious and cost - conscious approaches to capital expenditures and expense management. This has put pressure on our business’s profitability. Overall, offshore oilfield clients have demonstrated stronger development and production growth initiatives than their onshore counterparts. We will continue to intensify our efforts in developing the offshore oilfield client market.

With plastic waste ballooning into a global environmental crisis, and oil and chemical companies focus more on ESG management, we see increasing opportunities on circular economy and a growing market demand for sustainable and recycled materials, in which products and materials are reused, remanufactured and recycled. Chemical recycling plays an important role in achieving these goals by preserving the value of plastic materials. Beginning in early calendar year 2023, we have been participating in the chemical recycling of low-value plastics and initiated a 40,000-ton-per-year waste plastic chemical recycling project (“Recon Plastic Chemical Recycling Project” or “the Project”). We have signed purchase intentions with some multinational and local chemical companies, and based on these demands, we have started the construction of our plants. For the 2025 fiscal year, we have completed all pre - approval procedures, obtained the construction project planning permit, and officially commenced work on April 28, 2025. The Project is expected to be fully completed by November 2025, and a required one-month trial operations production phase will commence in December 2025, in accordance with domestic regulatory laws, rules, and regulations.

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

Trend Information

Other than as disclosed elsewhere in this report we are not aware of any trends, uncertainties, demands, commitments, or events since the beginning of our fiscal year 2025 which are reasonably likely to have a material effect on our net revenue, income from operations, profitability, liquidity or capital resources, or would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Estimates and Assumptions

The preparation of the consolidated financial statements in conformity with US GAAP, which requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Estimates are adjusted to reflect actual experience when necessary. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. In accordance with ASC 250, the changes in estimates will be recognized in the same period of changes in facts and circumstances. The Company bases its estimates on past experiences and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for credit losses related to accounts receivable, other receivables and purchase advances, allowance for inventory, the useful lives of property and equipment, valuation allowance for deferred tax assets, impairment assessment for long-lived assets, goodwill and investment in unconsolidated entity, the discount rate for lease and investment, valuation of the convertible notes, price purchase allocation for business combination and the fair value of share-based payments. The use of estimates is an integral component of the financial reporting process; actual results could differ from those estimates.

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

Revenue Recognition

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

Payment terms and conditions vary according to the type of contract, although the Company generally requires customers to pay within one year of the satisfaction of performance obligations. In instances where the timing of revenue recognition differs from the timing of invoicing, the Company has determined that the contracts do not include a significant financing component. The Company assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent.

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

The Company’s disaggregation of revenue for the years ended June 30, 2023, 2024 and 2025 is disclosed in Note 28.

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

Platform Outsourcing Services

The Company provides online platform development and maintenance services to gas stations in various provinces in China. The Company believes that customers receive and consume the economic benefits simultaneously as the Company fulfills its performance obligations and that the operation and maintenance services are continuous in nature, with customers receiving ongoing benefits throughout the service period. The Company invoices customers at the end of each month based on fixed service fees and classifies this portion of revenue as revenue recognized over time

The Company also provides API (application programming interface) port export services and related maintenance services to business partners in various industries that may have transactions in the fueling scenario. As the Company does not create or enhance assets controlled by its customers during the provision of its services and its customers do not simultaneously receive and consume services, the Company recognizes revenue at a single point in time when the online transaction is completed. The Company’s services enable terminal users of various mobile applications operated by its customers or partners to complete refueling transactions in cash or online through various payment channels; when each transaction, including refueling and payment, is completed, the Company is entitled to charge, at pre-set rates, each transaction amount as a service fee and recognize the underlying amount as revenue. Related fees are generally billed monthly on a per-transaction basis.

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

Contract Balances

The Company’s contract balances include contract costs, net and contract liabilities from contracts with customers, and the following table provides information about contract balances:

	June 30,	June 30,	June 30
	2024	2025	2025
	RMB	RMB	US Dollars
Contract costs, net	¥48,335,817	¥53,547,408	$7,474,930
Contract liabilities	¥1,820,481	¥4,719,255	$658,783

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

Contract Liabilities - Contract liabilities are recognized for contracts where payment has been received in advance of performance under the contract. The Company’s contract liabilities consist primarily of the Company’s unsatisfied performance obligations as of the balance sheet dates. Contract liabilities are recognized as revenue after control of the products or services is transferred to the customer and all revenue recognition criteria have been met. The amount of revenue recognized during the years ended June 30, 2023, 2024 and 2025 that was previously included within contract liability balances was ¥1,901,277, ¥1,489,311 and ¥761,824 ($106,347), respectively.

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

Amounts billed to customers for shipping and handling activities to fulfill the Company’s promise to transfer the goods are included in revenue, and costs incurred by the Company for the delivery of goods are classified as cost of sales in the consolidated statements of operations and comprehensive income (loss). Sales, value added, and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue. The Company generally offers assurance-type warranties for its products. The specific terms and conditions of those warranties vary depending upon the product. The Company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the warranty liability include historical product-failure experience and estimated repair costs for identified matters. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The amount accrued for expected returns and warranty claims was immaterial as of June 30, 2025.

Practical Expedients Elected

Incremental Costs of Obtaining a Contract - The Company has elected the practical expedient permitted in ASC 340 40 25 4, which permits an entity to recognize incremental costs to obtain a contract as an expense when incurred if the amortization period will be less than one year and not significant.

Significant Financing Component - Significant Financing Component - The Company has elected the practical expedient permitted in ASC 606 10 32 18, which allows an entity to not adjust the promised amount of consideration for the effects of a significant financing component if a contract has a duration of one year or less. As the Company’s contracts are majorly less than one year in length, consideration will not be adjusted. For the Company’s contracts include a standard payment term of 90 days to 180 days; consequently, there is no significant financing component within contracts. There are also some new contracts that will not be completed within one year from year 2024, the Company did calculation and the amount was not material as end of this fiscal year.

Accounts Receivable, Net, Other Receivables, Net and Loans to Third Parties

Accounts receivable are carried at original invoiced amount less a provision for any potential uncollectible amounts. In July 2020, the Company adopted ASU 2016 13, Topics 326 Credit Loss, Measurement of Credit Losses on Financial Instruments, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology, as its accounting standard for its accounts receivable and other receivables. Other receivables and loan to third parties arise from transactions with non-trade customers.

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

Year Ended June 30, 2025 Compared to Year Ended June 30, 2024

For the fiscal year ended June 30, 2025, falling oil prices and tighter client budgets caused demand from our onshore oilfield clients to decline during this period, squeezing order margins. However, demand from our offshore oilfield clients continued to grow moderately because offshore fields currently represent the primary source of increased production for PetroChina. Additionally, revenue from oil sludge operations was zero during this period as our oil sludge treatment certification remains under review for renewal.

Revenue

	For the Years Ended
	June 30,
			Increase /	Percentage
	2024	2025	(Decrease)	Change
Automation product and software	¥26,831,668	¥34,114,673	¥7,283,005	27.1%
Equipment and accessories	20,471,950	18,422,895	(2,049,055)	(10.0)%
Oilfield environmental protection	17,576,573	10,291,333	(7,285,240)	(41.4)%
Platform outsourcing services	3,974,089	3,456,131	(517,958)	(13.0)%
Total revenue	¥68,854,280	¥66,285,032	¥(2,569,248)	(3.7)%

Our total revenue for the year ended June 30, 2025 were approximately ¥66.3 million ($9.3 million), a decrease of approximately ¥2.5 million ($0.4 million) or 3.7% from ¥68.8 million for the same period in 2024.

(1)	Revenue from automation product and software increased by ¥7.3 million ($1.0 million) or 27.1%. The increase in revenue was primarily driven by the company’s enhanced sales activities and successful expansion into markets beyond oilfields, partially offset by declining sales to certain oilfield clients.

(2)	Revenue from equipment and accessories decreased by ¥2.0 million ($0.3 million) or 10.0%. The main reason for the decline in revenue is that oilfield customers, in order to safeguard their earnings, have strictly controlled their extraction budgets and implemented low-cost operational strategies.
(3)	Revenue from oilfield environmental protection decreased by ¥7.3 million ($1.0 million) or 41.4% primarily due to the expiration of Gansu BHD’s hazardous waste operation permit. As a result, no revenue was recorded. The company is currently engaged in the active application process for the renewal of relevant qualifications. Besides, some customers request and we agreed to a lower price for a portion of our wastewater business in order to establish a long-term relationship, resulting in a decrease in revenue from that portion of the business.
(4)	Revenue from platform outsourcing services decreased by ¥0.5 million ($0.1 million) or 13.0%. The decrease in revenue was primarily driven by a ¥0.8 million drop caused by reduced demand from former gas-station customers upgrading their in-house online systems and by lower cooperation with third-party partners. This decrease was partly offset by a ¥1.30 million increase driven by higher transaction volumes from diesel users and improved settlement rates with freight-exchange-platform customers.
(5)	As of June 30, 2025, the factory for the chemical recycling is still under construction and has not started production and sales yet.

Cost of revenue

	For the Years Ended
	June 30,
			Increase /	Percentage
	2024	2025	(Decrease)	Change
Automation product and software	¥23,864,941	¥28,627,787	¥4,762,846	20.0%
Equipment and accessories	14,097,459	13,224,911	(872,548)	(6.2)%
Oilfield environmental protection	9,240,828	8,549,392	(691,436)	(7.5)%
Platform outsourcing services	637,903	642,405	4,502	0.7%
Chemical recycling	135,705	—	(135,705)	(100.0)%
Total cost of revenue	¥47,976,836	¥51,044,495	¥3,067,659	6.4%

Our total cost of revenue increased from ¥48.0 million for the year ended June 30, 2024 to ¥51.0 million ($7.1 million) for the same period in 2025.

For the years ended June 30, 2024 and 2025, cost of revenue from automation product and software was approximately ¥23.9 million and ¥28.6 million ($4.0 million), respectively, representing increase of approximately ¥4.7 million ($0.7 million) or 20.0%. The increase in cost of revenue from automation product and software was primarily attributable to increased revenue of automation products and software.

For the years ended June 30, 2024 and 2025, cost of revenue from equipment and accessories was approximately ¥14.1 million and ¥13.2 million ($1.8 million), respectively, representing a decrease of approximately ¥0.9 million ($0.1 million) or 6.2%. The decrease in costs of revenue was primarily driven by reduced business activity, mirroring the same factor behind the drop in revenue.

For the years ended June 30, 2024 and 2025, cost of revenue from oilfield environmental protection was approximately ¥9.2 million and ¥8.5 million ($1.2 million), respectively, representing a decrease of approximately ¥0.7 million ($0.1 million) or 7.5%. The decrease in the cost of revenue from oilfield environmental protection was in line with decrease in revenue.

For the years ended June 30, 2024 and 2025, cost of revenue from platform outsourcing services remained stable at ¥0.6 million ($0.09 million).

For the years ended June 30, 2024 and 2025, cost of revenue from chemical recycling was ¥0.1 million and nil, which was business and sales related tax. As of June 30, 2025, the factory for the chemical recycling is still under construction and has not started production and sales yet.

Gross Profit

	For the Years Ended
	June 30,
	2024		2025
	Gross		Gross		Increase /	Percentage
	Profit	Margin %	Profit	Margin %	(Decrease)	Change
Automation product and software	¥2,966,727	11.1%	¥5,486,886	16.1%	¥2,520,159	84.9%
Equipment and accessories	6,374,491	31.1%	5,197,984	28.2%	(1,176,507)	(18.5)%
Oilfield environmental protection	8,335,745	47.4%	1,741,941	16.9%	(6,593,804)	(79.1)%
Platform outsourcing services	3,336,186	83.9%	2,813,726	81.4%	(522,460)	(15.7)%
Chemical recycling	(135,705)	—%	—	—%	135,705	(100.0)%
Total gross profit and margin %	¥20,877,444	30.3%	¥15,240,537	23.0%	¥(5,636,907)	(27.0)%

Our total gross profit decreased to ¥15.2 million ($2.1 million) for the year ended June 30, 2025 from ¥20.9 million for the same period in 2024. Our gross profit as a percentage of revenue decreased to 23.0% for the year ended June 30, 2025 from 30.3% for the same period in 2024.

For the years ended June 30, 2024 and 2025, our gross profit from automation product and software was approximately ¥3.0 million and ¥5.5 million ($0.8 million), respectively, representing an increase in gross profit of approximately ¥2.5 million ($0.4 million) or 84.9%. The increase in gross margin was primarily due to the elevated proportion of high-margin service businesses.

For the years ended June 30, 2024 and 2025, gross profit from equipment and accessories was approximately ¥6.4 million and ¥5.2 million ($0.7 million), respectively, representing a slight decrease of approximately ¥1.2 million ($0.2 million) or 18.5%. The decline in gross margin was primarily driven by the oilfield customers’ shift to a low-cost operating model and tighter budget controls, compounded by an unexpected rise in after-sales expenses.

For the years ended June 30, 2024 and 2025, gross profit from oilfield environmental protection was approximately ¥8.3 million and ¥1.7 million ($0.2 million), respectively, representing a decrease of ¥6.6 million ($0.9 million) or 79.1%. The main reason for the decrease in gross margin is that one of our customers reduced the settlement price.

For the years ended June 30, 2024 and 2025, gross profit from platform outsourcing services was approximately ¥3.3 million and ¥2.8 million ($0.4 million), respectively, representing a decrease of approximately ¥0.5 million ($0.1 million) or 15.7%, The decrease in gross profit was consistent with the change in revenue.

For the years ended June 30, 2024 and 2025, gross profit losses from chemical recycling was ¥0.1 and ¥nil, respectively. As of June 30, 2025, the factory for the chemical recycling remains under construction and has not started production and sales yet.

Operating Expenses

	For the Years Ended
	June 30,
			Increase /	Percentage
	2024	2025	(Decrease)	Change
Selling and distribution expenses	¥10,374,388	¥9,343,480	¥(1,030,908)	(9.9)%
% of revenue	15.1%	14.1%	(1.0)%	—
General and administrative expenses	63,765,583	49,645,680	(14,119,903)	(22.1)%
% of revenue	92.6%	74.9%	(17.7)%	—
Allowance for (net recovery of) credit losses	4,086,505	(2,856,803)	(6,943,308)	(169.9)%
% of revenue	5.9%	(4.3)%	(10.2)%	—
Research and development expenses	14,288,879	16,427,892	2,139,013	15.0%
% of revenue	20.8%	24.8%	4.0%	—
Operating expenses	¥92,515,355	¥72,560,249	¥(19,955,106)	(21.6)%

Selling and Distribution Expenses. Selling and distribution expenses consist primarily of salaries and related expenditures of the Company’s sales and marketing departments, sales commissions, costs of marketing programs including traveling expenses, advertising and trade shows, and rental expense, as well as shipping charges. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations. Selling expenses decreased by 9.9%, or ¥1.1 million ($0.1 million), from ¥10.4 million in the year ended June 30, 2024 to ¥9.3 million ($1.3 million) in the same period of 2025. The decrease was primarily driven by lower travel expenses and freight costs, reflecting a modest decline in sales activities during the year ended June 30, 2025. Selling expenses accounted for 14.1% of total revenue for the year ended June 30, 2025, compared to 15.1% of total revenue for the same period in 2024.

General and Administrative Expenses. General and administrative expenses consist primarily of costs in human resources, facilities costs, depreciation expenses, professional advisor fees, audit fees, stock-based compensation expense and other miscellaneous expenses incurred in connection with general operations. General and administrative expenses decreased by 22.1%, or ¥14.2 million ($2.0 million), from ¥63.8 million in the year ended June 30, 2024 to ¥49.6 million ($6.9 million) in the same period of 2025. The decrease was primarily due to the decrease of consulting fee, share-based compensation to our management and employees and restricted shares issued for services and audit fee, which was partially offset by the increased rent expenses during the year ended June 30, 2025. General and administrative expenses accounted for 74.9% of total revenue for the year ended June 30, 2025 and 92.6% of total revenue for the same period of 2024.

Allowance for (net recovery of) credit losses. Allowance for credit losses is the estimated amount of bad debt that will arise as a result of lower collectability from account receivables, other receivables, purchase advances and contract assets. We recorded net provision for credit losses of ¥4.1 million for the year ended June 30, 2024 as compared to net recovery of credit losses of ¥2.9 million ($0.4 million) for the same period in 2025. The increase of net recovery of credit losses was mainly due to the transfer of contract costs with longer aging to cost in this period. Management plans to continue to monitor and maintain the provision at a lower risk level.

Research and development (“R&D”) expenses. R&D expenses consist primarily of salaries and related expenditures for research and development projects. R&D expenses increased by 15.0%, or ¥2.1 million ($0.3 million) from ¥14.3 million for the year ended June 30, 2024 to ¥16.4 million ($2.3 million) for the same period of 2025. R&D expenses accounted for 24.8% of total revenue in the year ended June 30, 2025 and 20.8% of total revenue for the same period of 2024. The company has increased investment related to research and development, particularly in automation products and software.

Net Loss

	For the Years Ended
	June 30,
			Increase /	Percentage
	2024	2025	(Decrease)	Change
Loss from operations	¥(71,637,911)	¥(57,319,712)	¥14,318,199	(20.0)%
Change in fair value of warrant liability	(933,995)	6,226	940,221	(100.7)%
Interest income, net	21,827,314	12,279,057	(9,548,257)	(43.7)%
Other income (expenses), net	(691,218)	1,334,732	2,025,950	(293.1)%
Loss before income taxes	(51,435,810)	(43,699,697)	7,736,113	(15.0)%
Income tax expenses	30	1,580	1,550	5,166.7%
Net loss	(51,435,840)	(43,701,277)	7,734,563	(15.0)%
Less: Net loss attributable to non-controlling interest	(1,564,581)	(1,112,723)	451,858	(28.9)%
Net loss attributable to Recon Technology, Ltd	¥(49,871,259)	¥(42,588,554)	¥7,282,705	(14.6)%

Loss from operations. Loss from operations was ¥57.3 million ($8.0 million) for the year ended June 30, 2025, compared to a loss of ¥71.6 million for the same period of 2024. This ¥14.3 million ($2.0 million) decrease in loss from operations was primarily due to the decrease in operating expense as discussed above.

Change in fair value changes of warrant liability. The Company classified the warrants issued in connection with common share offering as liabilities at their fair value and adjusted the warrant instrument to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations. Gain in change in fair value of warrant liability was ¥0.9 million and ¥0.01 million ($0.001 million) for the years ended June 30, 2024 and 2025, respectively. The primary reason for the decrease of loss in the fair value of the warrant liability was that on December 14, 2023, we redeemed an aggregate of 17,953,269 warrants (equivalent to 997,404 warrants post the 2024 Reverse Split) from the Sellers. Following this transaction, only 863,333 warrants remained outstanding (47,964 post-split), and the smaller outstanding balance directly lowered the magnitude of fair value changes.

Impairment loss on goodwill and intangible assets. The Company recognized the excess of purchase price over the fair value of assets acquired and liabilities assumed of the business acquired was recorded as goodwill and fair value of identified intangible assets, which is customer relationship as a result of the step acquisition of FGS. In conjunction with the preparation of our consolidated financial statement for years ended June 30, 2024 and 2025, the management performed evaluation on the impairment of goodwill and intangible assets and recorded an impairment loss on goodwill and intangible assets of nil and nil for the years ended June 30, 2024 and 2025, respectively. As of June 30, 2023, goodwill and intangible assets of FGS had fully accrued for impairment. The impairment was mainly due to the decision of the major customers to develop their own autonomous unified system and to significantly reduce the procurement of third-party services.

Interest income, net. Net interest income was ¥12.3 million ($1.7 million) for the year ended June 30, 2025, compared to net interest income of ¥21.8 million for the same period of 2024. The ¥9.5 million ($1.3 million) decrease in net interest income was primarily attributable to reduced third-party loan balances and lower allocations to short-term investments during the year ended June 30, 2025.

Other income (expenses), net. Other net income was ¥1.3 million ($0.2 million) for the year ended June 30, 2025, compared to other net expenses of ¥0.7 million for the same period of 2024. The ¥2.0 million ($0.3 million) increase other net income was primarily due to a decrease in subsidy income of ¥0.2 million. The increase in other net income was attributable to a decrease in subsidy income and an asset write-off gain of approximately ¥0.1 million. Additionally, following the closure of the Qinghai office, ¥0.5 million in payables that could no longer be settled was recognized as income, ¥0.2 million in receivables that could not be collected was written off as a loss and an increase in foreign exchange transaction income of ¥1.8 million due to the fluctuation of exchange rate of RMB against US dollars during the year ended June 30, 2025 compared to the same period of 2024.

Net loss. As a result of the factors described above, net loss was ¥43.7 million ($6.1 million) for the year ended June 30, 2025, a decrease of ¥7.7 million ($1.1 million) from net loss of ¥51.4 million for the same period of 2024.

Liquidity and Capital Resources

As of June 30, 2025, we had cash in the amount of approximately ¥98.9 million ($13.8 million) and short-term investment in bank fixed income product of approximately ¥3.6 million ($0.5 million). As of June 30, 2024, we had cash in the amount of approximately ¥110.0 million and short-term investment in bank fixed income product of approximately ¥88.1 million ($12.3 million).

Indebtedness. As of June 30, 2025, we had ¥688.0 ($96.0) of warrant liability, ¥11.6 million ($1.6 million) of short-term bank loans, ¥10.0 million ($1.4 million) of short-term borrowings from related parties, ¥1.4 million ($0.2 million) of short-term lease payable due to third parties, ¥0.4 million ($0.05 million) of short-term lease payable due to a related party, ¥1.1 million ($0.2 million) of long-term lease payable to third parties, ¥42.4 million ($5.9 million) of contractual purchase commitments, and a liability of severance payments of ¥9.3 million ($1.3 million) which is very unlikely to be incurred in the foreseeable future. Other than indebtedness listed above, we did not have any other finance leases, guarantees or other material contingent liabilities.

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

Capital Resources. To date we have primarily financed our operations primarily through cash on hand, which was raised through previous offerings and cash provided by investing activities. As of June 30, 2025, we had total assets of ¥525.6 million ($73.4 million), which includes cash of ¥98.9 million ($13.8 million), short-term investments of ¥3.6 million ($0.5 million), accounts receivable, net of ¥35.9 million ($5.0 million), loans to third parties of ¥260.1 million ($36.3 million) and net contract costs of ¥53.5 million ($7.5 million) and working capital of ¥295.6 million ($41.3 million). Shareholders’ equity amounted to ¥467.4 million ($65.3 million).

Cash from Operating Activities. Net cash used in operating activities was ¥33.8 million ($4.7 million) for the year ended June 30, 2025. This was an increase of approximately ¥10 million ($1.4 million) compared to net cash used in operating activities of approximately ¥43.7 million for the same period in 2024. The net cash used in operating activities for the year ended June 30, 2025 was primarily attributable to the net loss attributable to the Company in the amount of ¥43.7 million ($6.1 million) due to the reasons discussed above, reconciled by a decrease in accounts receivable of ¥1.7 million ($0.2 million), a decrease in notes receivable of ¥1.3 million ($0.2 million),an increase in other payables of ¥3.4 million ($0.5 million), an increase in trade accounts payable of ¥1.9 million ($0.3 million) and an increase in advances from customers of ¥2.9 million ($0.4 million)

Cash from Investing Activities. Net cash provided by investing activities was approximately ¥33.7 million ($4.7 million) for the year ended June 30, 2025. This was an increase of approximately ¥30.7 million ($4.3 million) compared to net cash used in investing activities of approximately ¥3.0 million for the same period in 2024, which was due to the net cash outflow related to loans to third parties decreased by ¥38.9 million, a ¥6.3 million reduction in spending on land use right and construction-in-progress, and a ¥13.7 million decrease in net cash from short-term investments following lower placements.

Cash from Financing Activities. Net cash used in financing activities amounted to ¥3.3 million (negative $0.5 million) for the year ended June 30, 2025, as compared to net cash provided by financing activities of ¥45.0 million for the same period in 2024.

Working Capital. Total working capital as of June 30, 2025 amounted to ¥295.6 million ($41.3 million), compared to ¥460.0 million as of June 30, 2024. Total current assets as of June 30, 2025 amounted to ¥356.2 million ($49.7 million), a decrease of ¥150.3 million ($21.0 million) compared to approximately ¥506.5 million at June 30, 2024. The decrease in total current assets at June 30, 2025 compared to June 30, 2024 was mainly due to a decrease in cash, short-term investments, and loans to third parties-short term, partially offset by an increase in purchase advances. For the year ended June 30, 2025, the Company had approximately ¥33.8 million ($4.7 million) cash out flow from the operating activities, and as of June 30, 2025, our total future minimum purchase commitment under the non-cancellable purchase contracts were amounted to ¥42.4 million ($5.9 million). As of June 30, 2025, the Company had cash in the amount of approximately ¥98.9 million ($13.8 million) for the next operating cycle ending June 30, 2026. Based on the historical trends and the capital requirements of the new plant we are building, management believes that the Company will have sufficient working capital for its operations at least 12 months from the issuance date of this report.

Current liabilities. Current liabilities amounted to ¥60.6 million ($8.5 million) at June 30, 2025, in comparison to ¥47.5 million at June 30, 2024.

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

Tabular Disclosure of Contractual Obligations

Below is a table setting forth all our contractual obligations as of June 30, 2025, which consists of our short-term loan agreements, operating lease obligations, loans from third parties, warrant liabilities and due to related party:

	Payment Due by Period
		Less			More
		than	1 – 3	3 – 5	than
Contractual Obligations	Total	1 year	years	years	5 years
Debt obligations	¥31,599,586	¥21,599,586	¥10,000,000	¥—	¥—
Operating lease obligations	2,915,499	1,820,285	1,095,214	—	—
Due to related parties	2,927,377	2,927,377	—	—	—
Purchase obligation	42,366,038	42,366,038	—	—	—
Warrant liabilities	688	—	688	—	—
Total	¥79,809,188	¥68,713,286	¥11,095,902	¥—	¥—

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Executive Officers and Directors

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Position Held
Mr. Yin Shenping	55	Chief Executive Officer and Director
Ms. Liu Jia	42	Chief Financial Officer and Director
Mr. Chen Guangqiang	62	Chief Technology Officer, Chairman and Director
Mr. Hu Zhongchen	72	Independent Director
Mr. Nelson N.S. Wong	63	Independent Director (Audit Committee Chair)
Mr. Hu Jijun	60	Independent Director
Dr. Duan Yonggang	61	Independent Director

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

Liu Jia. Ms. Liu has served as our Chief Financial Officer since 2008 and as our director since 2022. Ms. Liu received her bachelor’s degree in 2006 from Beijing University of Chemical Technology, School of Economics and Management and her master’s degree in industrial economics in 2009 from Beijing Wuzi University. Ms. Liu is an independent director of Haoxi Health Technology Limited (Nasdaq: HAO). Ms. Liu is a certified U.S. CPA.

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

6.B. Compensation

The following table shows the annual compensation paid by us to Yin Shenping, our Chief Executive Officer, Liu Jia, our Chief Financial Officer, and Chen Guangqiang, our Chief Technology Officer, for the years ended June 30, 2025, 2024 and 2023. No other employee or officer received more than $100,000 in total compensation in 2025, 2024 and 2023.

Summary Executive Compensation Table

				Option	Restricted Stock
Name and principal position	Year	Salary	Bonus	Awards	Awards	Total
Yin Shenping,
Principal Executive Officer	2025	$471,866	$100,000	$—	$397,068	$968,934
	2024	$600,000	$180,000	$—	$1,186,674	$1,966,674
	2023	$620,000	$150,000	$—	$1,515,000	$2,285,000
Liu Jia
Principal Financial Officer	2025	$182,072	$50,000	$—	$189,708	$421,780
	2024	$180,000	$60,000	$—	$263,078	$503,078
	2023	$162,000	$60,000	$—	$372,600	$594,600
Chen Guangqiang,
Chief Technology Officer	2025	$471,866	$100,000	$—	$397,068	$968,934
	2024	$600,000	$180,000	$—	$1,186,674	$1,966,674
	2023	$620,000	$150,000	$—	$1,515,000	$2,285,000

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

Summary Director Compensation Table

	Fees earned
	or	Option	Restricted Stock
Name*	paid in cash	Awards	Awards	Total
Nelson N.S. Wong	$9,000	$—	—	$9,000
Hu Jijun	$9,000	$—	—	$9,000
Duan Yonggang	$9,000	$—	—	$9,000
Hu Zhongchen	$4,000	$—	—	$4,000

*Compensation for our directors Yin Shenping, Chen Guangqiang and Liu Jia, who also serve as executive officers, is fully disclosed in the executive compensation table.

The following table summarizes, as of June 30, 2025, the outstanding options, unvested restricted share units and shares that we granted to our current directors and executive officers. The following Class A Ordinary Shares were excluded from the calculation of EPS and beneficial ownership as these unvested Class A ordinary shares that were pre-issued under the 2024 Equity Incentive Plan

	Class A Ordinary Shares
	underlying options
	awarded/Restricted	Exercise price
Name	Share Units/Shares*	(US$/share)*	Date of grant	Date of expiration
Yin Shenping	820,000	—	03/31/2025	03/31/2027
Liu Jia	258,194	—	03/31/2025	03/31/2027
Chen Guangqiang	820,000	—	03/31/2025	03/31/2027
Nelson N.S. Wong	50,000	—	03/31/2025	03/31/2027
Hu Jijun	50,000	—	03/31/2025	03/31/2027
Duan Yonggang	50,000	—	03/31/2025	03/31/2027
Total	2,048,194	—

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

The board of directors maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by NASDAQ Stock Market Rule 4200(a)(15). Mr. Hu Zhongchen, Mr. Nelson N.S. Wong, Mr. Hu Jijun and Dr. Duan Yonggang are our independent directors.

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

The compensation committee of the board of directors reviews and makes recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans). Mr. Hu Jijun serves as the chair of the compensation committee.

The nominating committee of the board of directors is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. The nominating committee considers diversity of opinion and experience when nominating directors. Mr. Hu Zhongchen serves as the chair of the nominating committee.

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

6.D. Employees

As of June 30, 2025, we employed a total of 188 full-time in the following functions:

	Number of Employees
	June 30,	June 30,	June 30,
Department	2025	2024	2023
Senior Management	11	11	20
Human Resource & Administration	10	10	26
Finance	18	17	11
Research & Development & Technology	72	68	64
Procurement and production	34	35	27
Sales & Marketing	43	43	40
Total	188	184	188

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. In fiscal year 2025, we contributed approximately $530,266 to the employee benefit plans and social insurance. In fiscal year 2024, we contributed approximately $418,587 to the employee benefit plans and social insurance. In fiscal year 2023, we contributed approximately $382,791 to the employee benefit plans and social insurance. The effect on our liquidity by the payments for these contributions is immaterial. We believe that we are in material compliance with the relevant PRC employment laws.

6.E. Share Ownership

For information regarding the share ownership of our directors and senior management, see “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.”

Share and Share Options

Share Option Pool

As of June 30, 2025, there are no outstanding options under the 2015 Incentive Plan, the 2021 Incentive Plan, or the 2025 Incentive Plan.

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

On March 31, 2025, the Company’s board granted 2,263,194 Class A Ordinary Shares pursuant to its 2024 Equity Incentive Plan to the employees of the Company, at a fair value of $3,496,635, with a vesting period of two years from the date of the grant.

As of June 30, 2025, we have 2,263,194 non-vested restricted stocks outstanding under such grant.

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

On February 26, 2024, the Company’s board approved a grant of 12,900,000 restricted shares to its management as compensation cost for awards. The fair value of the restricted shares was $2,130,000 based on the fair value of share price $0.17 at February 26, 2024. These restricted shares vested immediately on the grant date. All granted shares under this plan are issued and outstanding on August 1, 2024.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

The following table sets forth information with respect to beneficial ownership of our Class A and Class B Ordinary Shares as of the date of this report, for each person known by us to beneficially own 5% or more of our Class A Ordinary Shares, and all of our executive officers and directors individually and as a group. It reflects the one-for-eighteen Reverse Stock Split we effected on May 1, 2024 and the two classes of shares approved by our shareholders on April 5, 2021: Class A Ordinary Shares, with one vote per share, and Class B Ordinary Shares, with fifteen votes per share. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Class A and Class B Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership is based on shares, which consists of 8,364,232 Class A Ordinary Shares and 20,000,000 Class B Ordinary Shares outstanding as of June 30, 2025. The Class A Ordinary Shares excludes 2,263,194 unvested Class A ordinary shares that were pre-issued under the 2024 Equity Incentive Plan.

	Shares Beneficially Owned (1)
	Class A Ordinary Shares		Class B Ordinary Shares		% of Total Voting
Name of Beneficial Owner	Number	%	Number	%	Power(2)
Directors and Executive Officers:
Yin Shenping(3)	162,625	1.94%	10,000,000	50.00%	48.70%
Chen Guangqiang(4)	160,297	1.92%	10,000,000	50.00%	48.70%
Hu Jijun(5)	15,888	*			*
Wong Nelson(6)	15,000	*			*
Hu Zhongchen(7)	—	*			*
Liu Jia(8)	121,416	1.45%			*
Duan Yonggang(9)	15,000	*			*
Directors and Executive Officers as a Group (eight members)	490,226	5.90%	20,000,000	100.00%	97.40%
5% or Greater Shareholders
RAPID PROCEED LIMITED	555,556	6.64%	—	—	*
NEWWILK VENTURE LLC	666,667	7.97%	—	—	*
LUCAS SHAWN CAPITAL LLC	666,667	7.97%	—	—	*
HAOTIAN VENTURE CAPITAL LLC	666,667	7.97%	—	—	*
YESCOM VENTURE LLC	666,667	7.97%	—	—	*
NUMBER 8 CAPITAL LIMITED	666,667	7.97%	—	—	*
John Michael Fuentes	555,556	6.64%	—	—	*

*Less than 1%.

(1)

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Ordinary Shares. All shares represent Class A and Class B Ordinary Shares.

(2)	Class A Ordinary Shares have one vote per share. Class B Ordinary Shares have fifteen votes per share.
(3)

Mr. Yin holds Class A Ordinary Shares and 10,000,000 Class B Ordinary Shares. Due to his ownership of 50% of the outstanding Class B Ordinary Shares (which have 15 votes per share rather than one vote like Class A Ordinary Shares), Mr. Yin has substantial control over Recon. The address is: Recon Technology Ltd, Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing 100012, People’s Republic of China.

(4)

Mr. Chen holds Class A Ordinary Shares and 10,000,000 Class B Ordinary Shares. Due to his ownership of 50% of the outstanding Class B Ordinary Shares (which have 15 votes per share rather than one vote like Class A Ordinary Shares), Mr. Chen has substantial control over Recon. The address is Recon Technology Ltd, Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing 100012, People’s Republic of China.

(5)	The address is Recon Technology Ltd, Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing 100012, People’s Republic of China.
(6)	The address is Recon Technology Ltd, Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing 100012, People’s Republic of China.
(7)	The address is Recon Technology Ltd, Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing 100012, People’s Republic of China.
(8)	The address is Recon Technology Ltd, Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing 100012, People’s Republic of China.
(9)	The address is Recon Technology Ltd, Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing 100012, People’s Republic of China.

7.B. Related party transactions

Transactions with Related Persons

Other payables consisted of the following:

	June 30,	June 30,	June 30,
	2024	2025	2025
Related Parties	RMB	RMB	US Dollars
Expenses paid by the major shareholders	¥1,453,910	¥2,382,218	$332,545
Due to family members of the owners of BHD and FGS	845,159	545,159	76,101
Total	¥2,299,069	¥2,927,377	$408,646

The Company also had short-term borrowings from related parties. Below is a summary of the Company’s short-term borrowings due to related parties as of June 30, 2024 and 2025, respectively.

The Company also had long-term borrowings from a related party. Below is a summary of the Company’s long-term borrowings due to a related party as of June 30, 2024 and 2025, respectively.

	June 30,	June 30,	June 30,
	2024	2025	2025
Short-term borrowings due to related parties:	RMB	RMB	US Dollars
Short-term borrowing from a Founder, 3.45% annual interest, due on December 28, 2024	¥10,002,875	¥—	$—
Short-term borrowing from a Founder, 3.45% annual interest, due on December 13, 2025	—	10,017,250	1,398,354
Total short-term borrowings due to related parties	¥10,002,875	¥10,017,250	$1,398,354

	June 30,	June 30,	June 30,
	2024	2025	2025
Long-term borrowings due to related party:	RMB	RMB	US Dollars
Long-term borrowing from a Founder, monthly payments of ¥31,250 inclusive of interest at 3.75%, three years loan, due in April 29, 2027.	¥10,000,000	¥10,000,000	$1,395,946
Total long-term borrowings due to related party	¥10,000,000	¥10,000,000	$1,395,946

Leases from related parties - The Company has various agreements for the lease of office space owned by the Founders and their family members. The terms of the agreement state that the Company will continue to lease the property at a monthly rent of ¥96,875 ($13,524) with annual rental expense at ¥1,162,500 ($162,288). The details of leases from related parties are as below:

			Monthly Rent	Monthly Rent
Lessee	Lessor	Rent Period	RMB	US Dollars
Nanjing Recon	Yin Shenping	April 1, 2024 - March 31, 2026	¥40,000	$5,584
BHD	Chen Guangqiang	Jan 1, 2024- Dec 31, 2025	33,250	4,642
BHD	Chen Guangqiang	Jan 1, 2024- Dec 31, 2025	23,625	3,298

Expenses paid by the owner on behalf of Recon – Shareholders and founders of the VIEs paid certain operating expenses for the Company. As of June 30, 2024 and 2025, ¥2,299,069 and ¥2,927,377 ($408,646) was due to them, respectively.

Guarantee/collateral related parties – The Company’s founders provide guarantee and collateral for the Company’s short-term bank loans. (see Note 15)

Other than as described herein, no transactions required to be disclosed under Item 404 of Regulation S-K have occurred since the beginning of the Company’s last fiscal year.

Director Independence

The board of directors maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by NASDAQ Stock Market Rule 4200(a)(15). Mr. Nelson N.S. Wong, Mr. Zhongchen, Mr. Hu Jijun and Dr. Duan Yonggang are our independent directors.

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

As of October 14, 2025, there were approximately 40 holders of record of our Class A Ordinary Shares. This excludes our Class A Ordinary Shares owned by shareholders holding Class A Ordinary Shares under nominee security position listings. On October 14, 2025, the last sales price of our Class A Ordinary Shares as reported on the NASDAQ Capital Market was $2.04 per Class A Ordinary Share.

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

SAFE Circular 37

Under the “Notice on Issues Relating to the Administration of Foreign Exchange for Domestic Residents’ Offshore Investment and Round-Trip Investment via Special Purpose Vehicles”, or SAFE Circular 37, issued by SAFE on July 4, 2014 and and its implementation rules, domestic residents in China (including domestic entities and individuals) must apply to SAFE for registration of overseas investment before contributing legally obtained domestic or overseas assets or interests to a special purpose vehicle (SPV). Domestic residents contributing legally obtained domestic assets or interests should apply for registration with the local SAFE branch in their place of registration or where the domestic enterprise’s assets or interests are located. For contributions of legally obtained overseas assets or interests, registration should be applied for with the local SAFE branch in their place of registration or place of household registration. If a registered offshore SPV undergoes changes in basic information such as domestic individual shareholders, name, or business term, or significant changes such as capital increase or decrease, equity transfer or swap, or merger or division by domestic residents, it must promptly apply to SAFE for a change of registration for overseas investment.

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

In fiscal years 2025, 2024 and 2023, we had RMB11.58 million (approximately $1.62 million), RMB12.40 million (approximately $1.71 million), and RMB12.45 million (approximately $1.71 million) of weighted outstanding bank loans, with weighted average effective interest rate of 2.96%, 3.07%, and 4.33% respectively.

As of June 30, 2025, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our company would have been RMB 115,810 (approximately $ 16,166) lower/higher, respectively, mainly as a result of higher/lower interest expense from our short-term borrowings.

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

Use of Proceeds

Not applicable.

ITEM 15.CONTROLS AND PROCEDURES

(a)Disclosure Controls and Procedures.

As of June 30, 2025, our company carried out an evaluation, under the supervision of and with the participation of management, including our Company’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of our Company’s disclosure controls and procedures. Included in this Annual Report on Form 20-F, the chief executive officer and chief financial officer concluded that our Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) were ineffective in timely alerting them to information required to be included in the Company’s U.S. Securities and Exchange Commission (the “Commission”) filings.

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

The Company’s management assessed the effectiveness of its internal control over financial reporting as of June 30, 2025. In making this assessment, management used the 2013 framework set forth in the report entitled Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Our management has implemented and tested our internal control over financial reporting based on these criteria. Based on the assessment and material weakness identified, the Company’s management concluded that, as of June 30, 2025, its internal control over financing reporting was not effective.

The specific material weaknesses identified by the Company’s management as of June 30, 2025 are described as follows:

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

We have reassessed all of our financial reporting cycles and we are unable to declare effectiveness of our controls as of June 30, 2025 due to sufficient monitoring of our internal controls (lack of self-testing of internal controls) and lack of enough training and adjustment of our internal procedures to provide enough supporting documents as required. Therefore, we determined that the lack of time to evaluate our design and operating effectiveness are material weaknesses. It should be noted, however, that (a) many actions had been undertaken to enhance the control environment during the year; and (b) there are other remedial activities that are scheduled to take place in fiscal year 2025. We have significantly reduced deficiencies of our internal control during this fiscal year, and management will continue to resolve internal control weaknesses and ensure effective internal controls are in place.

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

In addition to the foregoing efforts, the Company expects to implement the following remedial actions during fiscal year 2026:

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

Management continues to focus on internal control over financial reporting. As of June 30, 2025, the Company has completed certain documentation of our internal controls and will be implementing the following remedial initiatives:

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

Enrome LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal years 2023, 2024 and 2025.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

During fiscal year ended June 30, 2024, Enrome LLP’s audit fees were $191,500.

During fiscal year ended June 30, 2025, Enrome LLP’s audit fees were $215,000.

Audit-Related Fees

The Company has not incurred any audit-related fees from Enrome LLP for audit-related services in fiscal years 2024 and 2025.

Tax Fees

The Company has not incurred any tax fees from Enrome LLP for tax services in fiscal years 2025 and 2024.

All Other Fees

The Company has not incurred any other fees from Enrome LLP other fees in fiscal years 2025 and 2024.

Audit Committee Pre-Approval Policies

Before Enrome LLP was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by Enrome LLP have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for fiscal year 2025 that were attributed to work performed by persons other than Enrome LLP’s full-time permanent employees was less than 5%.

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended June 30, 2025.

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

PART III

ITEM 17.FINANCIAL STATEMENTS

See Item 18.

ITEM 18.FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

ITEM 19.EXHIBITS

Exhibit No.	Description of Exhibit	Included	Form	Filing Date
1.1.1	Second Amended and Restated Articles of Association of the Registrant	By Reference	S-3	2016-09-19

1.1.2	Second Amended and Restated Memorandum of Association of the Registrant	By Reference	S-3	2016-09-19

1.1.3	Third Amended and Restated Articles of Association of the Registrant	By Reference	6-K	2021-04-06

1.1.4	Third Amended and Restated Memorandum of Association of the Registrant	By Reference	6-K	2021-04-06

1.1.5	Fourth Amended and Restated Articles of Association of the Registrant	By Reference	20-F	2024-10-30

1.1.6	Fourth Amended and Restated Memorandum of Association of the Registrant	By Reference	20-F	2024-10-30

2.1	Specimen Share Certificate	By Reference	6-K	2020-01-17

2.2	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934	Herewith

2.3	Form of Convertible Note	By reference	6-K	2020-11-27

2.4	Form of Pre-Funded Warrant	By Reference	6-K	2021-06-16

2.5	Form of Warrant	By reference	6-K	2021-06-16

2.6	Specimen Share Certificate	By Reference	6-K	2021-04-12

4.1	2009 Equity Incentive Plan	By Reference	S-1/A	2009-06-10

4.2	2015 Equity Incentive Plan	By Reference	10-K	2016-09-28

4.3	2021 Equity Incentive Plan	By Reference	6-K	2021-04-06

4.4	2024 Equity Incentive Plan	By Reference	6-K	2024-04-02

4.5	Share Acquisition Agreement, dated June 3, 2021	By Reference	6-K	2021-06-04

4.6	Placement Agency Agreement, dated June 14, 2021, between the Company and Maxim Group LLC	By Reference	6-K	2021-06-16

4.7	Form of Securities Purchase Agreement dated June 14, 2021, between the Company and the Purchasers	By Reference	6-K	2021-06-16

4.8	Form of Securities Purchase Agreement dated March 15, 2023, between the Company and the Purchasers	By Reference	6-K	2023-03-20

4.9	Form of Securities Purchase Agreement dated January 31, 2024, between the Company and the Purchasers	By Reference	6-K	2024-02-05

4.10	Form of Warrant Purchase Agreement dated December 14, 2023, between the company and certain investors	By Reference	6-K	2023-12-15

8.1	List of subsidiaries	Herewith

10.1	Translation of Exclusive Technical Consulting Service Agreement between Recon Technology (Jining) Co., Ltd. and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

10.2	Translation of Amended and Restated Power of Attorney dated July 10, 2025 for rights of Chen Guangqiang in Beijing BHD Petroleum Technology Co., Ltd.	By Reference	6-K	2025-08-29

10.3	Translation of Amended and Restated Power of Attorney dated July 10, 2025 for rights of Yin Shenping in Beijing BHD Petroleum Technology Co., Ltd.	By Reference	6-K	2025-08-29

10.4	Translation of Power of Attorney for rights of Li Hongqi in Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

10.5	Translation of Amended and Restated Exclusive Equity Interest Purchase Agreement between Recon Hengda Technology (Beijing) Co. Ltd., Chen Guangqiang and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	6-K	2025-08-29

10.6	Translation of Amended and Restated Exclusive Equity Interest Purchase Agreement between Recon Hengda Technology (Beijing) Co. Ltd., Yin Shenping and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	6-K	2025-08-29

10.7	Translation of Exclusive Equity Interest Purchase Agreement between Recon Technology (Jining) Co. Ltd., Li Hongqi and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

10.8	Translation of Amended and Restated Equity Interest Pledge Agreement between Recon Hengda Technology (Beijing) Co., Ltd., Chen Guangqiang and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	6-K	2025-08-29

10.9	Translation of Amended and Restated Equity Interest Pledge Agreement between Recon Hengda Technology (Beijing) Co., Ltd., Yin Shenping and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	6-K	2025-08-29

10.10	Translation of Equity Interest Pledge Agreement between Recon Technology (Jining) Co., Ltd., Li Hongqi and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

10.11	Translation of Amended and Restated Exclusive Consulting Service Agreement between Recon Hengda Technology (Beijing) Co., Ltd. and Nanjing Recon Technology Co., Ltd.	By Reference	6-K	2025-08-29

10.12	Translation of Power of Attorney for rights of Chen Guangqiang in Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

10.13	Translation of Amended and Restated Power of Attorney dated July 10, 2025 for rights of Yin Shenping in Nanjing Recon Technology Co., Ltd.	By Reference	6-K	2025-08-29

10.14	Translation of Power of Attorney for rights of Li Hongqi in Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

10.15	Translation of Amended and Restated Power of Attorney dated July 10, 2025 of Ying Wu Yan for rights in Nanjing Recon Technology Co., Ltd.	By Reference	6-K	2025-08-29

10.16	Translation of Exclusive Equity Interest Purchase Agreement between Recon Technology (Jining) Co. Ltd., Chen Guangqiang and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

10.17	Translation of Exclusive Equity Interest Purchase Agreement between Recon Technology (Jining) Co. Ltd., Yin Shenping and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

10.18	Translation of Exclusive Equity Interest Purchase Agreement between Recon Technology (Jining) Co. Ltd., Li Hongqi and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

10.19

Translation of Amended and Restated Exclusive Equity Interest Purchase Agreement dated July 10, 2025 between Recon Hengda Technology (Beijing) Co., Ltd., Ying Wu Yan, and Nanjing Recon Technology Co., Ltd

		By Reference	6-K	2025-08-29

10.20	Translation of Equity Interest Pledge Agreement between Recon Technology (Jining) Co., Ltd., Chen Guangqiang and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

10.21	Translation of Amended and Restated Equity Interest Pledge Agreement between Recon Hengda Technology (Beijing) Co., Ltd., Yin Shenping and Nanjing Recon Technology Co., Ltd.	By Reference	6-K	2025-08-29

10.22	Translation of Equity Interest Pledge Agreement between Recon Technology (Jining) Co., Ltd., Li Hongqi and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

10.23	Translation of the Investment Agreement between Recon Technology, Ltd., Future Gas Station (Beijing) Technology, Ltd. and six individuals	By Reference	6-K/A	2018-08-28

10.24	Translation of the Supplemental Agreement between Recon Technology, Ltd., Future Gas Station (Beijing) Technology, Ltd. and six individuals	By Reference	6-K/A	2018-08-28

10.25	Translation of Exclusive Technical Consulting Service Agreement dated April 1, 2019 between Recon Hengda Technology (Beijing) Co., Ltd. and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	6-K	2019-04-24

10.26

Translation of Amended and Restated Exclusive Equity Interest Purchase Agreement dated July 10, 2025 among Recon Hengda Technology (Beijing) Co., Ltd., Beijing BHD Petroleum Technology Co., Ltd. and Shenping Yin

		By Reference	6-K	2025-08-29

10.27

Translation of Amended and Restated Equity Interest Pledge Agreement dated July 10, 2025 between Recon Hengda Technology (Beijing) Co., Ltd. and Guangqiang Chen about Beijing BHD Petroleum Technology Co., Ltd.

		By Reference	6-K	2025-08-29

10.28	Translation of Amended and Restated Exclusive Technical Consulting Service Agreement dated July 10, 2025 between Recon Hengda Technology (Beijing) Co., Ltd. and Nanjing Recon Technology Co., Ltd.	By Reference	6-K	2025-08-29

10.29

Translation of Amended and Restated Exclusive Equity Interest Purchase Agreement dated April 1, 2019 among Recon Hengda Technology (Beijing) Co., Ltd., Nanjing Recon Technology Co., Ltd. and Shenping Yin, Guangqiang Chen and Degui Zhai

		By Reference	6-K	2019-04-24

10.30

Translation of Amended and Restated Equity Interest Pledge Agreement dated April 1, 2019 between Recon Hengda Technology (Beijing) Co., Ltd. and Shenping Yin, Guangqiang Chen and Degui Zhai about Nanjing Recon Technology Co., Ltd.

		By Reference	6-K	2019-04-24

10.31	Translation of Financial Support Commitment Letter from Two Major Shareholders dated August 31, 2019	By Reference	20-F	2019-10-01

10.32	Translation of Supplemental Agreement to the Investment Agreement with respect to Future Gas Station (Beijing) Technology Co., Ltd. dated September 24, 2019	By Reference	20-F	2019-10-01

10.33	Translation of Supplemental Agreement to the Investment Agreement with respect to Future Gas Station (Beijing) Technology Co., Ltd. dated March 17, 2020	By Reference	6-K	2020-03-18

10.34	Translation of Supplemental Agreement to the Investment Agreement with respect to Future Gas Station (Beijing) Technology Co., Ltd. dated February 4, 2021	By reference	6-K	2021-02-08

10.35	Translation of Jindu Industrial Park Special Fund Loan Agreement dated October 13, 2025	Herewith

11.1	Code of Ethics of the Company	By Reference	10-K	2009-09-28

11.2	Insider Trading Policy of the Company	By Reference	20-F	2025-10-30

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a)	Herewith

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a)	Herewith

13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code	Herewith

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code	Herewith

15.1	Consent of Enrome LLP	Herewith

16.1	Letter of Marcum Asia CPAs LLP to the U.S. Securities and Exchange Commission dated August 25, 2023	By reference	6-K	2023-08-25

16.2	Letter of Friedman LLP to the U.S. Securities and Exchange Commission dated February 8, 2023	By reference	6-K	2023-02-08

97.1	Clawback Policy	By reference	20-F	2024-10-30

99.1	Recon Technology, Ltd Reports Financial Year Results for Fiscal Year 2024	Herewith

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Recon Technology, Ltd.

By:	/s/ Yin Shenping
Name: Yin Shenping
Title: Chief Executive Officer

Date:	October 15, 2025

RECON TECHNOLOGY, LTD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Recon Technology, Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Recon Technology, Ltd. and its subsidiaries (the “Company”) as of June 30, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, changes in shareholder’s equity, and cash flows for the years ended June 30, 2025, 2024, and 2023, the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for the years ended June 30, 2025, 2024, and 2023, in conformity with accounting principles generally accepted in the United States of America (“U.S GAAP”).

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

Singapore

October 15, 2025

RECON TECHNOLOGY, LTD

CONSOLIDATED BALANCE SHEETS

	As of June, 30	As of June, 30	As of June, 30
	2024	2025	2025
	RMB	RMB	US Dollars
ASSETS
Current assets
Cash	¥109,991,674	¥98,874,577	$13,802,361
Restricted cash	848,936	8,204	1,147
Short-term investments	88,091,794	3,599,211	502,430
Notes receivable	1,341,820	—	—
Accounts receivable, net	38,631,762	35,852,484	5,004,814
Inventories, net	1,128,912	1,344,588	187,697
Other receivables, net	3,352,052	3,760,881	524,999
Other receivables - related parties	275,976	67,976	9,489
Loans to third parties-short term	208,928,370	141,564,073	19,761,583
Purchase advances, net	5,156,550	14,619,556	2,040,811
Contract costs, net	48,335,817	53,547,408	7,474,930
Prepaid expenses	401,586	389,216	54,330
Deferred offering cost	—	2,529,724	353,136
Total Current Assets	506,485,249	356,157,898	49,717,727

Property and equipment, net	22,137,940	19,986,635	2,790,027
Construction in progress	219,132	12,000,900	1,675,261
Loans to third parties-long term	—	118,500,000	16,541,962
Operating lease right-of-use assets, net (including ¥1,769,840 and ¥696,851($97,277) from a related party as of June 30, 2024 and June 30, 2025, respectively)	23,547,193	18,975,692	2,648,904
Total Assets	¥552,389,514	¥525,621,125	$73,373,881

LIABILITIES AND EQUITY

Current liabilities
Short-term bank loans	¥12,425,959	¥11,582,336	$1,616,832
Accounts payable	10,187,518	19,398,669	2,707,950
Other payables	2,769,685	6,154,889	859,189
Other payable- related parties	2,299,069	2,927,377	408,646
Contract liabilities	1,820,481	4,719,255	658,783
Accrued payroll and employees’ welfare	3,237,164	3,212,227	448,410
Taxes payable	993,365	795,629	111,066
Short-term borrowings - related parties	10,002,875	10,017,250	1,398,354
Operating lease liabilities - current (including ¥1,775,114 and ¥355,601 ($49,640) from related parties as of June 30, 2024 and June 30, 2025, respectively)	3,741,247	1,761,231	245,858
Total Current Liabilities	47,477,363	60,568,863	8,455,088

Operating lease liabilities - non-current (including ¥335,976 and nil from related parties as of June 30, 2024 and June 30, 2025, respectively)	3,971,285	1,081,827	151,017
Long-term borrowings - related party	10,000,000	10,000,000	1,395,946
Warrant liability - non-current	6,969	688	96
Total Liabilities	61,455,617	71,651,378	10,002,147

Commitments and Contingencies

Shareholders’ Equity
Class A ordinary shares, $0.0001 U.S. dollar par value, 500,000,000 shares authorized; 7,987,959 shares and 10,627,426 shares issued and outstanding as of June 30, 2024 and June 30, 2025, respectively	99,634	101,548	14,176
Class B ordinary shares, $0.0001 U.S. dollar par value, 80,000,000 shares authorized; 7,100,000 shares and 20,000,000 shares issued and outstanding as of June 30, 2024 and June 30, 2025, respectively	4,693	14,038	1,960
Additional paid-in capital*	681,476,717	692,569,747	96,679,009
Statutory reserve	4,148,929	4,148,929	579,168
Accumulated deficit	(220,312,085)	(262,900,639)	(36,699,514)
Accumulated other comprehensive income	37,136,649	33,493,895	4,675,567
Total Recon Technology, Ltd’ equity	502,554,537	467,427,518	65,250,366
Non-controlling interests	(11,620,640)	(13,457,771)	(1,878,632)
Total shareholders’ equity	490,933,897	453,969,747	63,371,734
Total Liabilities and Shareholders’ Equity	¥552,389,514	¥525,621,125	$73,373,881
*	Retrospectively restated for the 1-for-18 reverse stock split on May 1, 2024 and change in capital structure on March 29, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

RECON TECHNOLOGY, LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the years ended
	June 30,
	2023	2024	2025	2025
	RMB	RMB	RMB	US Dollars

Revenue	¥67,114,378	¥68,854,280	66,285,032	9,253,034
Cost of revenue	48,247,395	47,976,836	51,044,495	7,125,537
Gross profit	18,866,983	20,877,444	15,240,537	2,127,497

Selling and distribution expenses	10,638,978	10,374,388	9,343,480	1,304,300
General and administrative expenses	76,784,396	63,765,583	49,645,680	6,930,270
Allowance for (net recovery of) credit losses	(9,038,985)	4,086,505	(2,856,803)	(398,794)
Impairment loss of property and equipment and other long-lived assets	1,009,124	—	—	—
Research and development expenses	8,806,205	14,288,879	16,427,892	2,293,245
Operating expenses	88,199,718	92,515,355	72,560,249	10,129,021

Loss from operations	(69,332,735)	(71,637,911)	(57,319,712)	(8,001,524)

Other income (expenses)
Subsidy income	325,425	131,428	85,762	11,972
Interest income	13,603,487	22,897,763	13,390,041	1,869,178
Interest expense	(2,514,850)	(1,070,449)	(1,110,984)	(155,087)
Loss (gain) in fair value changes of warrants liability	6,116,000	(933,995)	6,226	869
Foreign exchange transaction gain (loss)	241,652	(881,695)	952,815	133,008
Impairment loss on goodwill and intangible assets	(9,980,002)	—	—	—
Other income	82,970	59,049	296,155	41,342
Other income, net	7,874,682	20,202,101	13,620,015	1,901,282
Loss before income tax	(61,458,053)	(51,435,810)	(43,699,697)	(6,100,242)
Income tax expenses	18,339	30	1,580	221
Net loss	(61,476,392)	(51,435,840)	(43,701,277)	(6,100,463)

Less: Net loss attributable to non-controlling interests	(2,309,091)	(1,564,581)	(1,112,723)	(155,330)
Net loss attributable to Recon Technology, Ltd	¥(59,167,301)	¥(49,871,259)	¥(42,588,554)	$(5,945,133)

Comprehensive loss
Net loss	(61,476,392)	(51,435,840)	(43,701,277)	(6,100,463)
Foreign currency translation adjustment	23,819,712	2,009,476	(3,642,754)	(508,509)
Comprehensive loss	(37,656,680)	(49,426,364)	(47,344,031)	(6,608,972)
Less: Comprehensive loss attributable to non- controlling interests	(2,309,091)	(1,564,581)	(1,112,723)	(155,330)
Comprehensive loss attributable to Recon Technology, Ltd	¥(35,347,589)	¥(47,861,783)	¥(46,231,308)	$(6,453,642)

Loss per share - basic and diluted*	¥(27.43)	¥(9.88)	¥(4.68)	$(0.65)

Weighted - average shares -basic and diluted*	2,157,158	5,048,952	9,094,902	9,094,902
*	Retrospectively restated for the 1-for-18 reverse stock split on May 1, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

RECON TECHNOLOGY, LTD

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

								Accumulated
					Additional			Other
					Paid-in	Statutory	Accumulated	Comprehensive	Shareholders’	Non-controlling	Total	Total
	Ordinary Shares				Capital*	Reserve	deficit	income	Equity	Interest	Equity	Equity
	Number of		Number of
	Class A	Amount	Class B	Amount
	Shares*	(RMB)*	Shares	(RMB)*	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US Dollars)

Balance, as of June 30, 2022	1,704,766	19,461	4,100,000	2,604	516,426,799	4,148,929	(111,273,525)	11,307,461	420,631,729	(7,746,968)	412,884,761	57,636,491

Stock issuance	490,417	6,091	—	—	28,168,902	—	—	—	28,174,993	—	28,174,993	3,933,077
Restricted shares issued for services	55,556	690	—	—	5,805,150	—	—	—	5,805,840	—	5,805,840	810,464
Proceeds from Pre-Funded warrants	—	—	—	—	3,750,282	—	—	—	3,750,282	—	3,750,282	523,519
Restricted shares issued for management	55,556	690	3,000,000	2,089	26,188,928	—	—	—	26,191,707	—	26,191,707	3,656,221
Net loss for the year	—	—	—	—	—	—	(59,167,301)	—	(59,167,301)	(2,309,091)	(61,476,392)	(8,581,773)
Foreign currency translation adjustment	—	—	—	—	—	—	—	23,819,712	23,819,712	—	23,819,712	3,325,104

Balance, as of June 30, 2023	2,306,295	¥26,932	7,100,000	¥4,693	¥580,340,061	¥4,148,929	¥(170,440,826)	¥35,127,173	¥449,206,962	¥(10,056,059)	¥439,150,903	$61,303,103

Stock issuance	5,555,559	71,799	—	—	77,639,734	—	—	—	77,711,533	—	77,711,533	10,848,112
Restricted shares issued for services	—	—	—	—	1,070,143	—	—	—	1,070,143	—	1,070,143	149,386
Proceeds from Pre-Funded warrants	65,278	859	—	—	(859)	—	—	—	—	—	—	—
Restricted shares issued for management	60,827	44	—	—	22,427,638	—	—	—	22,427,682	—	22,427,682	3,130,784
Net loss for the year	—	—	—	—	—	—	(49,871,259)	—	(49,871,259)	(1,564,581)	(51,435,840)	(7,180,166)
Foreign currency translation adjustment	—	—	—	—	—	—	—	2,009,476	2,009,476	—	2,009,476	280,512
Balance, as of June 30, 2024	7,987,959	¥99,634	7,100,000	¥4,693	¥681,476,717	¥4,148,929	¥(220,312,085)	¥37,136,649	¥502,554,537	¥(11,620,640)	¥490,933,897	$68,531,731

Capital contribution in controlling interests	—	—	—	—	100,000	—	—	—	100,000	—	100,000	13,959
Additional paid-in capital from acquisition of minority interests	—	—	—	—	724,408	—	—	—	724,408	724,408	—	—
Restricted shares issued for management	2,639,467	1,914	12,900,000	9,345	10,268,622	—	—	—	10,279,881	—	10,279,881	1,435,016
Net loss for the year	—	—	—	—	—	—	(42,588,554)	—	(42,588,554)	(1,112,723)	(43,701,277)	(6,100,463)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(3,642,754)	(3,642,754)	—	(3,642,754)	(508,509)
Balance, as of June 30, 2025	10,627,426	¥101,548	20,000,000	¥14,038	¥692,569,747	¥4,148,929	¥(262,900,639)	¥33,493,895	¥467,427,518	¥(13,457,771)	¥453,969,747	$63,371,734
*	Retrospectively restated for the 1-for-18 reverse stock split on May 1, 2024 and change in capital structure on March 29, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

RECON TECHNOLOGY, LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended June 30,
	2023	2024	2025	2025
	RMB	RMB	RMB	US Dollars

Cash flows from operating activities:
Net loss	¥(61,476,392)	¥(51,435,840)	¥(43,701,277)	$(6,100,463)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	3,683,586	2,844,025	3,147,936	439,435
Loss (gain) from disposal of property and equipment	(12,782)	35,325	12,410	1,732
(Gain) loss in fair value changes of warrants liability	(6,116,000)	933,995	(6,226)	(869)
Amortization of offering cost of warrants	1,483,306	—	—	—
Allowance for (net recovery of) credit losses	(9,038,985)	4,086,505	(2,856,803)	(398,794)
Allowance (reversal) for slow moving inventories	484,644	886,991	(1,251,279)	(174,672)
Impairment loss of property and equipment and other long-lived assets	1,009,124	—	—	—
Impairment loss on goodwill and intangible assets	9,980,002	—	—	—
Amortization of right of use assets	3,252,066	1,636,215	4,571,501	638,157
Restricted shares issued for management and employees	26,191,707	22,427,682	10,279,881	1,435,016
Restricted shares issued for services	5,805,840	1,070,143	—	—
Accrued interest income from loans to third parties	(7,997,961)	(6,998,866)	(5,288,121)	(738,193)
Accrued interest income from short-term investment	(2,901,955)	(885,394)	(17,411)	(2,430)
Changes in operating assets and liabilities:
Notes receivable	7,085,917	2,400,570	1,341,820	187,311
Accounts receivable	(495,784)	(12,151,359)	1,686,887	235,480
Inventories	(2,373,013)	5,590,058	267,413	37,329
Other receivables	(1,307,694)	31,908	(531,445)	(74,184)
Other receivables-related parties	(64,122)	(275,976)	208,000	29,036
Purchase advances	(2,575,198)	(2,422,123)	(5,057,967)	(706,065)
Contract costs	(14,236,539)	(4,400,442)	(363,721)	(50,773)
Prepaid expense	70,164	(51,467)	12,371	1,727
Prepaid expense - related parties	275,000	—	—	—
Operating lease liabilities	(3,061,303)	(2,907,014)	(4,869,474)	(679,752)
Accounts payable	(1,710,898)	(604,203)	1,940,574	270,894
Other payables	2,270,104	(3,020,216)	3,399,579	474,563
Other payables-related parties	352,260	(293,326)	628,308	87,708
Contract liabilities	641,087	(927,884)	2,898,774	404,653
Accrued payroll and employees’ welfare	131,971	854,644	(24,937)	(3,481)
Taxes payable	(1,036,483)	(171,884)	(197,966)	(27,635)
Net cash used in operating activities	(51,688,331)	(43,747,933)	(33,771,174)	(4,714,270)

Cash flows from investing activities:
Purchases of property and equipment	(940,673)	(282,184)	(1,010,812)	(141,104)
Proceeds from disposal of property and equipment	31,950	20,000	2,000	279
Purchase of land use right	—	(15,000,251)	—	—
Repayments of loans to third parties	40,113,311	117,522,129	100,478,982	14,026,325
Payments made for loans to third parties	(103,146,761)	(196,437,504)	(140,490,800)	(19,611,759)
Payments and prepayments for construction in progress	—	(219,132)	(8,924,101)	(1,245,756)
Payments for short-term investments	(290,051,964)	(203,481,600)	(3,581,800)	(500,000)
Redemption of short-term investments	108,769,464	300,863,518	87,239,515	12,178,167
Net cash (used in) provided by investing activities	(245,224,673)	2,984,976	33,712,984	4,706,152

Cash flows from financing activities:
Proceeds from short-term bank loans	13,491,481	11,581,000	10,476,000	1,462,393
Repayments of short-term bank loans	(11,040,000)	(11,632,755)	(11,319,623)	(1,580,158)
Repayments of short-term borrowings	—	—	—	—
Proceeds from short-term borrowings-related parties	15,013,115	10,000,000	—	—
Repayments of short-term borrowings-related parties	(9,000,000)	(10,018,222)	—	—
Repayments of long-term borrowings-related party	(1,499,667)	—	—	—
Proceeds from warrants issued with ordinary shares	17,493,069	—	—	—
Proceeds from sale of ordinary shares, net of issuance costs	28,174,993	77,711,533	(2,529,724)	(353,136)
Proceeds from sale of prefunded warrants, net of issuance costs	3,750,282	—	—	—
Redemption of warrants	—	(32,617,499)	—	—
Capital contribution by controlling shareholders	—	—	100,000	13,959
Net cash (used in) provided by financing activities	56,383,273	45,024,057	(3,273,347)	(456,942)

Effect of exchange rate fluctuation on cash and restricted cash	27,688,659	1,722,165	(8,626,292)	(1,204,184)

Net increase (decrease) in cash and restricted cash	(212,841,072)	5,983,265	(11,957,829)	(1,669,245)
Cash and restricted cash at beginning of year	317,698,417	104,857,345	110,840,610	15,472,753
Cash and restricted cash at end of year	¥104,857,345	¥110,840,610	¥98,882,781	$13,803,508
Reconciliation of cash and restricted cash, beginning of year
Cash	¥316,974,857	¥104,125,800	¥109,991,674	$15,354,246
Restricted cash	723,560	731,545	848,936	118,507
Cash and restricted cash, beginning of year	¥317,698,417	¥104,857,345	¥110,840,610	$15,472,753

Reconciliation of cash and restricted cash, end of year
Cash	¥104,125,800	¥109,991,674	¥98,874,577	$13,802,361
Restricted cash	731,545	848,936	8,204	1,147
Cash and restricted cash, end of year	¥104,857,345	¥110,840,610	¥98,882,781	$13,803,508

Supplemental cash flow information
Cash paid during the year for interest	¥1,200,699	¥659,472	¥1,070,781	$149,475
Cash paid during the year for income tax	¥18,339	¥—	¥1,609	$225

Non-cash investing and financing activities
Right-of-use assets obtained in exchange for operating lease obligations	¥75,182	¥8,303,099	¥—	$—
Reduction of right-of-use assets and operating lease obligations due to early termination of lease agreement	¥62,357	¥61,301	¥1,886,347	$263,324
Inventories transferred to and used as fixed assets	¥(65,456)	¥—	¥—	$—
Payable for construction in progress	¥—	¥—	¥7,270,577	$1,014,933
Capital contribution receivable due from non-controlling Interest	¥—	¥—	¥724,408	$101,123

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

On December 17, 2015, Huang Hua BHD Petroleum Equipment Manufacturing Co., Ltd (“HH BHD”), a fully owned subsidiary established by BHD was organized under the laws of the PRC, focusing on the design, assemble and manufacture of heating equipment.

Gan Su BHD Environmental Technology Co., Ltd (“Gan Su BHD”) was established on May 23, 2017, with registered capital of ¥50.0 million. The paid in capital was ¥27,495,000 ($3,838,154) as of June 30,2025. BHD owned an equity interest of 49% of Gan Su BHD, and the remaining 51% equity interests was owned by an individual shareholder upon incorporation of Gan Su BHD. On September 25, 2017, the individual shareholder became the minority shareholder by transferring 2.0% equity shares to BHD. On April 26, 2021, the minority shareholder of Gan Su BHD transferred 15.4% of her equity interest to BHD. On May 19, 2021, the minority shareholder transferred 3.6% of her equity interest and BHD transferred 15.4% of its equity interest of Gan Su BHD to Nanjing Recon. There was no consideration paid for the transfers, and after the transfers, BHD owns equity an interest of 51% and Nanjing Recon owns an equity interest of 19% of Gan Su BHD, which is focusing on oilfield sewage treatment and oily sludge disposal projects.

Qing Hai BHD New Energy Technology Co., Ltd. (“Qinghai BHD”) was established on October 16, 2017, with registered capital of ¥50.0 million. The paid in capital was ¥4,200,000 ($586,297) as of June 30, 2025. BHD owned an equity interest of 55% of Qinghai BHD previously; however, based on an agreement signed by the shareholders of Qinghai BHD dated October 23, 2018, each of the other two individual shareholders agreed to reduce 10% of their equity interests. As a result, Qinghai BHD returned ¥200,000 paid in capital back to one of the individual shareholders. After the new arrangement, BHD owns a total interest of 75% of Qinghai BHD. In fiscal year 2025, the Company’s management approved a plan to cease operations and close Qinghai BHD. Qinghai BHD primarily sold heating furnaces to industrial clients similar to those of BHD’s equipment operations. The decision to close Qinghai BHD was made due to its underperformance and lack of market expansion. Qinghai BHD’s major operations was ceased by June, 2025 and was fully wound down by the date of this report.

Hebei Mashiji New Energy Technology Co., Ltd. (“MSJ”) was established on December 12, 2024, with a registered capital of RMB 10 million (approximately USD 1.4 million). As of June 30, 2025, BHD owned a 70% equity interest in MSJ, having invested ¥700,000 ($97,716) for this interest. MSJ primarily produces and sells methanol fuel energy-enhancing additives for vehicles. To date, MSJ remains in the initial preparatory phase and is undertaking the procedures necessary for applying for the relevant product manufacturing license. On September 11, 2025, BHD transferred 51% of MSJ’s equity interest to a non-related investor, becoming a minority shareholder of MSJ.

As the energy consumption market opened to private and foreign companies, and online payment technology developed, the Domestic Companies began to invest in the downstream of the oil industry. On December 15, 2017, BHD and Nanjing Recon entered into a subscription agreement with Future Gas Station (Beijing) Technology, Ltd (“FGS”), pursuant to which the Domestic Companies acquired an 8% equity interest in FGS. Established in January 2016, FGS is a service company focusing on providing new technical applications and data operations to gas stations and provides solutions to gas stations to improve their operations and their customers’ experience. On August 21, 2018, the Domestic Companies entered into an investment agreement and a supplemental agreement (collectively, the “Investment Agreement”) with FGS and the other shareholders of FGS. Pursuant to the Investment Agreement, our VIEs’ ownership interest in FGS shall increase from 8% to 43%, in exchange for their investment in FGS for a total amount of ¥10.0 million in cash and the issuance of 487,057 (27,059 shares post 2024 Reverse Split) restricted Class A Ordinary Shares to the other shareholders of FGS with certain conditions. As of June 30, 2019, the Domestic Companies invested an aggregate amount of ¥35,116,707 in FGS and issued 487,057 (27,059 shares post 2024 Reverse Split) restricted shares in total to other shareholders of FGS, and the Domestic Companies’ ownership interest in FGS has increased to 43%. On February 4, 2021, Nanjing Recon and BHD, entered into the fourth supplemental agreement to the investment agreement with FGS and FGS’ founding shareholders to acquire 8% equity ownership of FGS. Through the fourth supplemental agreement, the Domestic Companies waived the requirement on FGS’ performance goal about the number of gas stations. Accordingly, the Domestic Companies agreed to pay for the balance of the investment and cancelled the related lock-up terms on the restricted shares, The transaction has been hereby closed. As a result, the Domestic Companies collectively own 51% interest of FGS and began to consolidate the financial results of FGS since January 2021.

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

With the reduction in minority shareholders’ equity, the Company re-signed the VIE agreements on July 10, 2025. Under the new agreements, the Company has the right to absorb 95% of the net income or 100% of the net losses of these domestic companies for accounting purposes, while all other terms remain unchanged

Risks associated with the VIE structure

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

Non-VIEs:

The Company, along with its wholly-owned subsidiaries, Recon Investment Ltd. (“Recon-IN”) and the following PRC legal entities , operates in the Chinese chemical recycling industry:

1.	Shandong Recon Renewable Resources Technology Co., Ltd. (“Recon-SD”)
2.	Guangxi Recon Renewable Resources Co., Ltd. (“Recon-GX”)

On October 10, 2023, Shandong Recon Renewable Resources Technology Co., Ltd (“Recon-SD”), a fully owned subsidiary established by Recon-IN, with registered capital of $30.0 million. The paid in capital was $10.0 million as of this report date. Shandong Recon focuses on the Plastic chemical cycles business.

On February 22, 2024, Guangxi Recon Renewable Resources Co., Ltd. (“Recon-GX”), a fully owned subsidiary established by Recon-IN, with registered capital of $30.0 million., focusing on the Plastic chemical cycles business. The paid in capital was $1.0 million as of this report date.

Nature of Operations – The Company engages in (1) providing equipment, tools and other components and parts related to oilfield production and other energy industries companies, including simple installations in connection with some projects; (2) providing services to improve production and efficiency of exploited oil wells, (3) developing and selling its own specialized industrial automation control and information solutions, (4) designing, testing and implementing solution of sewage and oily sludge treatment, production and sales of related integrated equipment and project services, (5) developing, upgrading and maintaining the online operation and cooperation platform of gas stations, marketing and promotion services, and (6) Plastic chemical cycles business, etc.

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

Currency Translation - The Company’s functional currency is US dollars and the consolidated financial statements have been expressed in Chinese Yuan (“RMB”) as RMB is the Company’s reporting currency. The consolidated financial statements as of and for the year ended June 30, 2025 have been translated into US dollars solely for the convenience of the readers. The translation has been made at the rate of ¥7.1636 = US$1.00, the approximate exchange rate prevailing on June 30, 2025. These translated US dollar amounts should not be construed as representing Chinese Yuan amounts or that the Chinese Yuan amounts have been or could be converted into US dollars.

Estimates and Assumptions - The preparation of the consolidated financial statements in conformity with US GAAP, which requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Estimates are adjusted to reflect actual experience when necessary. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. In accordance with ASC 250, the changes in estimates will be recognized in the same period of changes in facts and circumstances. The Company bases its estimates on past experiences and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for credit losses related to accounts receivable, other receivables and purchase advances, allowance for inventory, the useful lives of property and equipment, valuation allowance for deferred tax assets, impairment assessment for long-lived assets, goodwill and investment in unconsolidated entity, the discount rate for lease and investment, valuation of the convertible notes, price purchase allocation for business combination and the fair value of share-based payments. The use of estimates is an integral component of the financial reporting process; actual results could differ from those estimates.

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

The carrying amounts reported in the consolidated balance sheets for short-term investments, accounts receivable, notes receivable, other receivables, purchase advances, contract cost, accounts payable, other payable, accrued liabilities, contract liabilities, short-term bank loans and short-term borrowings – related parties approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amounts of the long-term borrowings is estimated using discounted cash flow models, which discount future principal and interest payments at current market interest rates for similar debt instruments with comparable credit risk and maturities. The carrying amount may approximate fair value only if the stated interest rates are consistent with prevailing market rates at the reporting date. The fair value of loans to third parties is estimated by discounting expected future cash flows at current market rates applicable to instruments with similar credit profiles and terms. The carrying amount, which is measured at amortized cost less any allowance for credit losses, may differ from fair value if market interest rates or credit conditions have changed significantly since origination.

Cash - Cash includes cash on hand consisting of coins, currency, and cash in bank deposit accounts at multiple financial institutions.

Short-term investments - Short-term investments include wealth management products, which are certain deposits with fixed interest rates and the principal are guaranteed by the financial institutions. The carrying values of the Company’s short-term investments approximate fair value because of their short-term maturities within one year. The interest earned is recognized in the consolidated statements of operations and comprehensive income (loss) as interest income. As of June 30, 2024 and June 30, 2025, the Company had short-term investments balance of ¥88.1 million and ¥3.6 million ($0.5 million), including accrued interests of ¥0.9 million and ¥17,411 ($2,431), respectively.

Accounts Receivables, Net, Other Receivables, Net and Loans to Third Parties - Accounts receivables are carried at original invoiced amount less a provision for any potential uncollectible amounts. In July 2020, the Company adopted ASU 2016-13, Topics 326-Credit Loss, Measurement of Credit Losses on Financial Instruments, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology, as its accounting standard for its accounts receivable and other receivables. Other receivables and loans to third parties arise from transactions with non-trade customers.

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

Purchase Advances, Net - purchase advances are the amounts prepaid to suppliers for materials, services, and capital expenditures, including equipment, construction-related goods, and third-party supervision services. These amounts are initially classified as current assets (Advances to Suppliers) if expected to be settled within 12 months or non-current assets if the benefit period exceeds one year. Upon receipt of goods/services, advances are reclassified to Inventory, Property, Plant, and Equipment, or expensed as incurred. Unrecoverable advances are recognized as impairments. Significant balances are disclosed separately.

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

Deferred offering costs - ASC 340-10, Deferred offering costs consisted of fees and expenses incurred in connection with the sale of the Company’s ordinary shares, including the legal, accounting, printing and other offering related costs. Upon completion of the offering, these deferred offering costs are to be reclassified from current assets to shareholders’ equity and recorded against the net proceeds from the offering. As of June 30, 2024 and 2025, deferred offering costs amounted to nil and $0.4 million, respectively.

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

Items	Useful life
Motor vehicles	3-5 years
Office equipment and fixtures	2-5 years
Building	15-40 years
Production equipment, including:
Equipment	5-10 years
Utilities and Facilities	5-20 years
Leasehold improvement	Lesser of useful life and lease term

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

Payment terms and conditions vary according to the type of contract, although the Company generally requires customers to pay within one year of the satisfaction of performance obligations. In instances where the timing of revenue recognition differs from the timing of invoicing, the Company has determined that the contracts do not include a significant financing component. The Company assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent.

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

The Company’s disaggregation of revenue for the years ended June 30, 2023, 2024 and 2025 is disclosed in Note 28.

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

Platform Outsourcing Services

The Company provides online platform development and maintenance services to gas stations in various provinces in China. The Company believes that customers receive and consume the economic benefits simultaneously as the Company fulfills its performance obligations and that the operation and maintenance services are continuous in nature, with customers receiving ongoing benefits throughout the service period. The Company invoices customers at the end of each month based on fixed service fees and classifies this portion of revenue as revenue recognized over time

The Company also provides API (application programming interface) port export services and related maintenance services to business partners in various industries that may have transactions in the fueling scenario. As the Company does not create or enhance assets controlled by its customers during the provision of its services and its customers do not simultaneously receive and consume services, the Company recognizes revenue at a single point in time when the online transaction is completed. The Company’s services enable terminal users of various mobile applications operated by its customers or partners to complete refueling transactions in cash or online through various payment channels; when each transaction, including refueling and payment, is completed, the Company is entitled to charge, at pre-set rates, each transaction amount as a service fee and recognize the underlying amount as revenue. Related fees are generally billed monthly on a per-transaction basis.

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

Contract Balances

The Company’s contract balances include contract costs, net and contract liabilities from contracts with customers, and the following table provides information about contract balances:

	June 30,	June 30,	June 30,
	2024	2025	2025
	RMB	RMB	US Dollars
Contract costs, net	¥48,335,817	¥53,547,408	$7,474,930
Contract liabilities	¥1,820,481	¥4,719,255	$658,783

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

Contract Liabilities - Contract liabilities are recognized for contracts where payment has been received in advance of performance under the contract. The Company’s contract liabilities consist primarily of the Company’s unsatisfied performance obligations as of the balance sheet dates. Contract liabilities are recognized as revenue after control of the products or services is transferred to the customer and all revenue recognition criteria have been met. The amount of revenue recognized during the years ended June 30, 2023, 2024 and 2025 that was previously included within contract liability balances was ¥1,901,277, ¥1,489,311 and ¥761,824 ($106,347), respectively.

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

Amounts billed to customers for shipping and handling activities to fulfill the Company’s promise to transfer the goods are included in revenue, and costs incurred by the Company for the delivery of goods are classified as cost of sales in the consolidated statements of operations and comprehensive income (loss). Sales, value added, and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue. The Company generally offers assurance-type warranties for its products. The specific terms and conditions of those warranties vary depending upon the product. The Company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the warranty liability include historical product-failure experience and estimated repair costs for identified matters. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The amount accrued for expected returns and warranty claims was immaterial as of June 30, 2025.

Practical Expedients Elected

Incremental Costs of Obtaining a Contract - The Company has elected the practical expedient permitted in ASC 340-40-25-4, which permits an entity to recognize incremental costs to obtain a contract as an expense when incurred if the amortization period will be less than one year and not significant.

Significant Financing Component - The Company has elected the practical expedient permitted in ASC 606-10-32-18, which allows an entity to not adjust the promised amount of consideration for the effects of a significant financing component if a contract has a duration of one year or less. As the Company’s contracts are majorly less than one year in length, consideration will not be adjusted. For the Company’s contracts include a standard payment term of 90 days to 180 days; consequently, there is no significant financing component within contracts. There are also some new contracts that will not be completed within one year from year 2024, the Company did calculation and the amount was not material as end of this fiscal year.

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

Research and Development Expenses - Research and development costs comprise the costs of developing and improving new and existing products and services, including employee compensation, materials, depreciation of equipment and contracted technical services. All R&D costs are expensed as incurred unless specific development projects (e.g. qualifying software systems or equipment prototypes) demonstrate technological feasibility and probable future economic benefits. Field testing costs for pre-commercial products are classified as R&D until technological validation is achieved. As of June 30, 2025, we have had no capitalization.

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

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The ROU asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All ROU assets are reviewed for impairment annually. Impairment for ROU lease assets were ¥834,975, ¥nil and ¥nil for the years ended June 30, 2023, 2024 and 2025, respectively.

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

The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position would be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. The Company has no uncertain tax position as of June 30, 2024 and 2025.

In general, the PRC tax authority has up to five years to conduct examinations of the Company’s tax filings. As of June 30, 2025, Accordingly, the PRC subsidiaries’ and VIE and subsidiaries of the VIE’s tax years ended December 31, 2020 through December 31, 2024 for the Company’s People’s Republic of China (“PRC”) subsidiaries remain open for statutory examination by PRC tax authorities.

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

Given the fact that the “2024 Reverse Split” only affected the outstanding number of the Company’s Class A Ordinary Shares, the weighted average number of Class A Ordinary Shares outstanding had been retroactively restated for the 1-for-18 reverse shares split. While the Class B Ordinary Shares’ number and voting power were not subjected to the 2024 Reverse Split, according to the Company’s Fourth Amended and Restated M&A and Articles of Association, “each Class B Ordinary Share entitles its holder the right to convert it into one eighteenth (1/18) of a Class A Ordinary Share at any time. Correspondingly, each one eighteenth (1/18) of a share of Class B Ordinary Share has dividend rights equivalent to the one share of Class A Ordinary Share”. In addition, (a) since becoming public, the Company has never declared a dividend, and (b) if a dividend were declared, the Board of Directors would intend to make sure the dividends were properly allocated among the Class A Ordinary Shares and Class B Ordinary Shares to give effect to the 1/18 ratio. The Company believes that all of these treatments are designed to ensure that the dividend rights and the dividend rate are the same with that for Class A and Class B Ordinary Shares. To calculate EPS equally for all ordinary shares, the Company use the sum of the weighted average number of Class A Ordinary Shares outstanding and one-eighteenth of the weighted average number of Class B Ordinary Shares outstanding as the denominator.

The following table sets forth the computation of basic and diluted earnings per share for the years ended June 30, 2023, 2024 and 2025:

	For the years ended June 30,
	2023	2024	2025	2025
	RMB	RMB	RMB	US Dollars
Numerator:
Net loss attributable to Recon Technology, Ltd	¥(59,167,301)	¥(49,871,259)	¥(42,588,554)	$(5,945,133)

Denominator:
Weighted-average number of ordinary shares outstanding – basic*	2,157,158	5,048,952	9,094,902	9,094,902
Class A Ordinary Shares*	1,880,065	4,654,508	8,044,658	8,044,658
Class B Ordinary Shares**	277,093	394,444	1,050,244	1,050,244
Outstanding options/warrants*	1,115,088	52,407	47,964	47,964
Potentially dilutive shares from outstanding options/warrants	—	—	—	—
Weighted-average number of ordinary shares outstanding – diluted*	2,157,158	5,048,952	9,094,902	9,094,902

Loss per share – basic and diluted*	¥(27.43)	¥(9.88)	¥(4.68)	$(0.65)
*	Retrospectively restated for the 1-for-18 reverse stock split on May 1, 2024.
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

Recently Issued Accounting Pronouncements

In September 2025, the FASB issued ASU 2025-06 – Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, which simplifies the capitalization guidance by removing all references to software development project stages so that the guidance is neutral to different software development methods. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods, with early adoption permitted. The amendments in this update permit an entity to apply the new guidance using a prospective, retrospective or modified transition approach. We are currently in the process of evaluating the effects of this pronouncement on our consolidated financial statements.

On July 30, 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses, to address challenges that private companies encounter when applying ASC 326 to estimate expected credit losses on short-term receivables arising from contracts with customers under ASC 606. These challenges include the complexity and cost of collecting macroeconomic data, as well as the limited impact such data has on estimating credit losses for short-term assets. The update introduces a practical expedient for all entities to simplify the use of macroeconomic data in these assessments and allows private companies to elect a simpler accounting policy. These changes are intended to reduce compliance costs while improving the usefulness and feasibility of financial reporting. The Company is evaluating the impact of the adoption of this guidance.

On May 15, 2025, the FASB issued ASU 2025-04, which requires entities to measure and classify share-based consideration paid to customers (such as stock warrants) using the guidance in ASC 718, and to determine whether any associated vesting conditions are service conditions or performance conditions, in order to standardize accounting treatments, reduce diversity in practice, and accurately determine the timing of revenue recognition. The amendments are effective for all entities for annual reporting periods beginning after December 15, 2026, including interim periods within those annual periods. Early adoption is permitted, and entities may apply the new guidance either on a modified retrospective basis or a retrospective basis. The Company believes that this update will have no impact on its consolidated financial statements and disclosures.

On May 12, 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810), which proposes to improve the guidance for identifying the accounting acquirer in a business combination in order to address inconsistencies in accounting treatment and comparability between transactions involving variable interest entities (VIEs) and those that do not. The amendments in this update are effective for all entities for annual reporting periods beginning after December 15, 2026, and for interim periods within those annual periods. The Company believes that this update will have no impact on its consolidated financial statements and disclosures.

In March 18, 2025, the FASB issued Accounting Standards Update 2025-02—Liabilities (405), which is also known as Staff Accounting Bulletin (SAB) No. 122 to rescind SAB 121. SAB 121 previously required an entity to recognize a liability and corresponding asset for its obligation to safeguard crypto assets. Full retrospective application of SAB 122 is required for annual periods beginning after December 15, 2024, but entities are permitted to early adopt SAB 122 in any interim or annual financial statement period included in filings with the SEC on or after January 30, 2025. The Company believes there is no effect on the Company’s consolidated financial statements and disclosures and will not adopt this new guidance.

On January 6, 2025, the FASB issued ASU 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. The amendment in this Update amends the effective date of Update 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of Update 2024-03 is permitted. The company evaluated and believe there is no effect on the on the Company’s consolidated financial statements and disclosure.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

NOTE 3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	June 30,	June 30,	June 30,
	2024	2025	2025
Third Parties	RMB	RMB	US Dollars
Trade accounts receivable	¥39,825,619	¥37,916,569	$5,292,949
Allowance for credit losses	(1,193,857)	(2,064,085)	(288,135)
Total third-parties, net	¥38,631,762	¥35,852,484	$5,004,814

	June 30,	June 30,	June 30,
	2024	2025	2025
Third Parties- long-term	RMB	RMB	US Dollars
Trade accounts receivable	¥774,604	¥886,267	$123,718
Allowance for credit losses	(774,604)	(886,267)	(123,718)
Total third-parties, net	¥—	¥—	$—

Net recovery of provision for credit losses of accounts receivable due from third parties was ¥8,767,356 for the year ended June 30, 2023. Provision for credit losses of accounts receivable due from third parties was ¥973,012 for the year ended June 30, 2024. Provision for credit losses of accounts receivable due from third parties was ¥981,891($137,066) for the year ended June 30, 2025.

As the date of this report, approximately 32.8%, or ¥11.75 million ($1.6 million) of net outstanding balance as of June 30, 2025 has been collected.

Movement of allowance for doubtful accounts is as follows:

	June 30,	June 30,	June 30,
	2024	2025	2025
	RMB	RMB	US Dollars
Beginning balance	¥995,449	¥1,968,461	$274,787
Charge to credit losses	973,012	981,891	137,066
Ending balance	¥1,968,461	¥2,950,352	$411,853

NOTE 4. NOTES RECEIVABLE

Notes receivable represented the non-interest-bearing commercial bills the Company received from the customers for the purpose of collection of sales amounts, which ranged from three to six months from the date of issuance. As of June 30, 2024 and June 30, 2025, notes receivable was ¥1,341,820 and ¥nil, respectively. As of June 30, 2024 and June 30, 2025, no notes were guaranteed or collateralized.

NOTE 5. OTHER RECEIVABLES, NET

Other receivables, net consisted of the following:

	June 30,	June 30,	June 30,
	2024	2025	2025
Third Party	RMB	RMB	US Dollars
Business advances to officers and staffs (A)	¥1,373,300	¥797,263	$111,294
Deposits for projects	1,056,316	1,433,883	200,162
VAT recoverable	583,413	1,139,075	159,009
Others	1,139,397	1,127,654	157,413
Allowance for credit losses	(800,374)	(736,993)	(102,879)
Total Other receivable, net	¥3,352,052	¥3,760,881	$524,999
(A)	Business advances to officers and staffs represent advances for business travel and sundry expenses related to oilfield or on-site installation and inspection of products through customer approval and acceptance.

Provision for credit losses of other receivables was ¥1,375,516 for the year ended June 30, 2023. Net recovery of provision for credit losses of other receivables was ¥1,194,586 for the year ended June 30, 2024. Net recovery of provision for credit losses of other receivables was ¥63,381 ($8,849) for the year ended June 30, 2025.

Movement of allowance for credit losses is as follows:

	June 30,	June 30,	June 30,
	2024	2025	2025
	RMB	RMB	US Dollars
Beginning balance	¥1,994,960	¥800,374	$111,728
Reversal of allowance	(1,194,586)	(63,381)	(8,849)
Ending balance	¥800,374	¥736,993	$102,879

NOTE 6. LOANS TO THIRD PARTIES-SHORT TERM

Loans to third parties-short term consisted of the following:

	June 30,	June 30,	June 30,
	2024	2025	2025
	RMB	RMB	US Dollars
Working fund to third party companies	¥208,928,370	¥141,564,073	$19,761,583
Loans to third parties-short term	¥208,928,370	¥141,564,073	$19,761,583

Loans to third parties are mainly used for short-term funding to support the Company’s external business partners and at the same time the Company can earn interest income from these loans. Most of these loans bear interest of 6% to 15.6% per annum and have terms of no more than one year. The Company periodically reviewed the loans to third parties as to whether their carrying values remain realizable. The Company believes that the risk associated with the above loans are relatively low based on the evaluation of the creditworthiness of these third-party debtors and the relationships with them. As the date of this report, the Company has collected approximately 1.1% of the principal, amounting to ¥1.5 million ($0.21 million), with remaining part was expected to be paid in full by end of June 2026.

NOTE 7. LOANS TO THIRD PARTIES-LONG TERM

Loans to third parties-long term consisted of the following:

	June 30,	June 30,	June 30,
	2024	2025	2025
	RMB	RMB	US Dollars
Working fund to third party companies	¥—	¥118,500,000	$16,541,962
Loans to third parties-long term	¥—	¥118,500,000	$16,541,962

Long-term loans are interest-bearing, with interest rates ranging from 4.5% to 12.0% per annum, and have terms exceeding one year. Long-term loans are typically secured by collateral or other protective measures, which mitigate risk and ensure repayment is guaranteed. The Company periodically reviewed the loans to third parties as to whether their carrying values remain realizable. The Company believes that the risk associated with the above loans are relatively low based on the evaluation of the creditworthiness of these third-party debtors and the relationships with them. As of the date of this report, nil was natured and collected by the Company, and the remaining amount is expected to be paid in full in accordance with the terms and conditions specified in the contract.

In October 2025, following the approval by the Company’s Board, a special-purpose loan agreement was entered into with a domestic company. In accordance with the terms of this agreement, the Company provided a loan of RMB 100 million to facilitate participation in an industrial park project. The term of the loan is 20 years, and the annual interest rate is 4.5%. The loan is intended to facilitate the acquisition of long-term capital gains and other business resources.

NOTE 8. CONTRACT COSTS, NET

Contract costs, net consisted of the following:

	June 30,	June 30,	June 30,
	2024	2025	2025
Third Party	RMB	RMB	US Dollars
Contract costs	¥56,730,105	¥57,093,826	$7,969,991
Allowance for credit losses	(8,394,288)	(3,546,418)	(495,061)
Total contract costs, net	¥48,335,817	¥53,547,408	$7,474,930

As of June 30, 2025, total contracts costs, net amounted to ¥53,547,408 ($7,474,930), of which 15.4%, or ¥8.22 million ($1.15 million) have been subsequently realized as the date of this report, and the remaining balance is expected to be utilized by June 2026.

Net recovery of provision for credit losses of contract cost was ¥1,720,095 for the years ended June 30, 2023, and provision for credit losses of contract cost was ¥4,532,872 for the years 2024. Net recovery of provision for credit losses of contract cost was ¥4,079,681 ($569,502) for the year ended June 30, 2025.

Movement of allowance for credit losses of contract costs is as follows:

	June 30,	June 30,	June 30,
	2024	2025	2025
	RMB	RMB	US Dollars
Beginning balance	¥2,586,155	¥8,394,288	$1,171,797
Charge to (reversal of) allowance	4,532,872	(4,079,681)	(569,502)
Charge to (reversal of) sales	1,275,261	(768,189)	(107,234)
Ending balance	¥8,394,288	¥3,546,418	$495,061

NOTE 9. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	June 30,	June 30,	June 30,
	2024	2025	2025
	RMB	RMB	US Dollars
Motor vehicles	¥3,699,101	¥3,665,426	$511,674
Office equipment and fixtures	1,405,076	1,368,950	191,098
Production equipment	31,231,574	30,938,857	4,318,898
Leasehold improvement	2,260,000	2,260,000	315,484
Total cost	38,595,751	38,233,233	5,337,154
Less: accumulated depreciation	(15,515,349)	(18,072,448)	(2,522,816)
Less: accumulated impairment	(942,462)	(174,150)	(24,310)
Property and equipment, net	¥22,137,940	¥19,986,635	$2,790,027

Depreciation expenses were ¥2,983,586, ¥2,844,025 and ¥3,147,936 ($439,435) for the years ended June 30, 2023, 2024 and 2025, respectively.

The impairment were ¥942,462, ¥942,462 and ¥174,150 ($24,310) for the years ended June 30, 2023, 2024 and 2025, respectively. The decrease primarily reflects management’s approval to close QH BHD and write off its property and equipment.

Income from property and equipment disposal was ¥12,782 for the year ended June 30, 2023. Loss from property and equipment disposal was ¥35,325 for the year ended June 30, 2024. Loss from property and equipment disposal was ¥12,410 ($1,732) for the year ended June 30, 2025.

NOTE 10. CONSTRUCTION IN PROGRESS

	June 30,	June 30,	June 30,
	2024	2025	2025
	RMB	RMB	US Dollars
Construction in progress	¥219,132	¥12,000,900	$1,675,261

Construction in progress refers to the factory construction being undertaken by Recon-SD for its plastic recycling business (“the Project”). It primarily accounts for the direct and indirect costs incurred by the Project. The Project occupies approximately 50 acres. Upon full completion, the Project will comprise a production workshop, a process equipment area, a raw material warehouse area, a tank farm area, Multi-functional office buildings, a hazardous waste storage facility, and supporting utility infrastructure. Currently, two production lines are under construction. The overall factory construction is expected to be finished in February 2026. The total budget for the Project is approximately $20 million. As of June 30, 2025, the construction costs amounted to ¥12,000,900 ($1,675,261).

NOTE 11. BUSINESS ACQUISITION AND INVESTMENT IN UNCONSOLIDATED ENTITY

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

On February 8, 2021, and pursuant to FGS’ shareholder meeting resolution dated January 13, 2021 (“Acquisition Date”), two of the Company’s subsidiaries entered into the fourth supplemental agreement to the investment agreement with FGS and FGS’ founding shareholders to acquire 8% equity ownership of FGS, as an exchange for waiver of the requirement on FGS’ performance goal about the number of gas stations and cancellation of the related lock-up terms on the 487,057 (27,059 shares post 2024 Reverse Split) Restricted Shares of the Company (reflecting the effect of one-for-five reverse share split) issued per the agreement signed on August 21, 2018. FGS failed to complete one of the three goals set up in the investment agreement. As a consequence, the Company shall cancel one third of the 487,057 (27,059 shares post 2024 Reverse Split) Restricted Shares, which shall be 162,352 (9,020 shares post 2024 Reverse Split) Restricted Shares. According to this new arrangement, the Company waived the goals and cancellation of the shares as a deemed consideration of the 8% equity. Based on the share price $1.61 ($28.98 post 2024 Reverse Split) on January 13, 2021, the fair value of the waived performance goal equals to ¥1,689,807 ($231,503). As a result, the Company owns 51% interest of FGS and this transaction was considered as a step acquisition under ASC 805 “Business Combinations”. A step acquisition gain of ¥979,254 ($134,157) arising from revaluation of previously held equity interest was recognized during the year ended June 30, 2021.

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

The fair values of the identifiable assets and liabilities as at the date of the acquisitions are summarized in the following table:

	RMB	US Dollars
Cash	¥471,843	$65,867
Accounts receivable, net	831,049	116,010
Other receivables, net	144,285	20,141
Contract costs, net	75,250	10,504
Prepaid expenses	91,132	12,722
Property and equipment, net	118,130	16,490
Intercompany receivables*	6,850,000	956,223
Intangible assets- customer relationship	7,000,000	977,162
Goodwill	6,996,895	976,729
Accounts payable	(1,032,078)	(144,073)
Other payables	(1,273,182)	(177,729)
Other payable- related parties	(479,959)	(67,000)
Deferred revenue	(39,786)	(5,554)
Accrued payroll and employees’ welfare	(1,629,519)	(227,472)
Taxes payable	(64,253)	(8,969)
Deferred tax liability	(1,050,000)	(146,574)
Total	¥17,009,807	$2,374,477
Cash considerations	—	—
Deemed equity consideration to acquire 8% equity interest in FGS	1,689,807	235,888
Fair value of previously held equity interest	30,530,000	4,261,824
Non-controlling interest	34,790,000	4,856,497
Capital contribution receivable due from non-controlling Interest	(50,000,000)	(6,979,731)
Total	¥17,009,807	$2,374,477
*	Intercompany receivables from Nanjing Recon and BHD are eliminated upon consolidation.

The noncontrolling interest has been recognized at fair value net with subscription receivable on the acquisition date.

Goodwill and intangible assets

The excess of purchase price over the fair value of assets acquired and liabilities assumed of the business acquired was recorded as goodwill. The goodwill is not expected to be deductible for tax purposes. In conjunction with the preparation of our consolidated financial statement for years ended June 30, 2023, 2024 and 2025, the management performed evaluation on the impairment of goodwill and recorded an impairment loss on goodwill of ¥4,730,002, ¥nil and ¥nil for the years ended June 30, 2023, 2024 and 2025, respectively.

The identifiable goodwill acquired and the carrying value consisted of the following:

	June 30,	June 30,	June 30,
	2024	2025	2025
	RMB	RMB	US Dollars
Goodwill	¥6,996,895	¥6,996,895	$976,729
Less: impairment for goodwill	(6,996,895)	(6,996,895)	(976,729)
Goodwill, net	¥—	¥—	$—

The fair value of identified intangible assets, which is customer relationship, and its estimated useful lives as of June 30, 2025 is as follows:

			Average
			Useful Life
	Fair Value		(in Years)
	RMB (Unaudited)	US Dollars (Unaudited)
Intangible assets - customer relationship	¥7,000,000	$977,163	10
Less: accumulated amortization	(1,750,000)	(244,291)
Less: impairment	(5,250,000)	(732,872)
Intangible assets - customer relationship, net	¥—	$—

The amortization expense of customer relationship was ¥700,000, ¥nil and ¥nil for the years ended June 30, 2023, 2024 and 2025, respectively.

Impairment loss for intangible assets - customer relationship was ¥5,250,000, ¥nil and ¥nil for the years ended June 30, 2023, 2024 and 2025, respectively. As intangible assets - customer relationship was not able to generate enough future cashflow. Therefore, the Company decided to record full impairment of the intangible assets - customer relationship during the year ended June 30, 2023.

NOTE 12. LEASES

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

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The table below presents the operating lease related assets and liabilities recorded on the balance sheets:

	June 30,	June 30,	June 30,
	2024	2025	2025
	RMB	RMB	US Dollars
Rights of use lease assets, net	¥23,547,193	¥18,975,692	$2,648,904

Operating lease liabilities – current	¥3,741,247	¥1,761,231	$245,858
Operating lease liabilities – non-current	3,971,285	1,081,827	151,017
Total operating lease liabilities	¥7,712,532	¥2,843,058	$396,875

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of June 30, 2025:

	June 30,	June 30,
	2024	2025
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	34.08	39.86
Weighted average discount rate	5.0%	3.0%

Operating lease costs and short-term lease costs for the year ended June 30, 2023 were ¥3,354,147 and ¥2,683,860, respectively. Operating lease costs and short-term lease costs for the year ended June 30, 2024 were ¥3,175,289 and ¥327,812, respectively. Operating lease costs and short-term lease costs for the year ended June 30, 2025 were ¥4,666,010 ($651,350) and ¥1,365,627 ($190,634), respectively.

There was no impairment loss recognized for the ROU asset during the years ended June 30, 2023, 2024, and 2025.

The following is a schedule, by years, of maturities of lease liabilities as of June 30, 2025:

Twelve months ending June 30,	RMB	US Dollars
2026	¥1,820,285	$254,100
2027	1,095,214	152,886
Total lease payments	2,915,499	406,986
Less: imputed interest	(72,441)	(10,111)
Present value of lease liabilities	2,843,058	396,875
Less: operating lease liabilities – current	1,761,231	245,858
Operating lease liabilities – non-current	¥1,081,827	$151,017

NOTE 13. OTHER PAYABLES

Other payables consisted of the following:

	June 30,	June 30,	June 30,
	2024	2025	2025
Third Parties	RMB	RMB	US Dollars
Professional service fees	¥1,610,455	¥2,211,757	$308,749
Distributors and employees	586,929	2,837,272	396,068
Accrued expenses	229,385	523,917	73,136
Others	342,916	581,943	81,236
Total	¥2,769,685	¥6,154,889	$859,189

	June 30,	June 30,	June 30,
	2024	2025	2025
Related Parties	RMB	RMB	US Dollars
Expenses paid by the major shareholders	¥1,453,910	¥2,382,218	$332,545
Due to family members of the owners of BHD and FGS	845,159	545,159	76,101
Total	¥2,299,069	¥2,927,377	$408,646

NOTE 14. CONTRACT LIABLILTY

	June 30,	June 30,	June 30,
	2024	2025	2025
	RMB	RMB	US Dollars
Total	¥1,820,481	¥4,719,255	$658,783

The movement in Contract abilities is as follows at June 30:

	June 30,	June 30,	June 30,
	2024	2025	2025
Related Parties	RMB	RMB	US Dollars
Balance at beginning of the period	¥2,748,365	¥1,820,481	$254,129
Decrease in contract liabilities as a result of recognizing revenue during the year was included in the contract liabilities at the beginning of the year	1,489,311	761,824	106,347
Increase in contract liabilities as a result of billings in advance of performance obligation under contracts	561,426	3,660,598	511,000
Total	¥1,820,481	¥4,719,255	$658,783

NOTE 15. BANK LOANS

Short-term bank loans consisted of the following:

	June 30,	June 30,	June 30,
	2024	2025	2025
	RMB	RMB	US Dollars
Bank of Kunlun (1)	¥843,487	¥—	$—
Industry and Commercial Bank of China (“ICBC”) (2)	10,000,000	10,000,000	1,395,946
China Construction Bank (3)	1,106,091	1,106,009	154,393
Industry and Commercial Bank of China (“ICBC”) (4)	476,381	476,327	66,493
Total short-term bank loans	¥12,425,959	¥11,582,336	$1,616,832
(1)	On August 31, 2022, Gan Su BHD entered into a loan agreement with Bank of Kunlun to borrow up to ¥2,900,000 ($397,298) as working capital for eighteen months, with a maturity date of February 29, 2024. The loan has a fixed interest rate of 6.0% per annum. Gan Su BHD made a withdrawal in an amount of ¥1,000,000 ($136,999) on August 31, 2022. The loan is guaranteed by the non-controlling shareholder of Gan Su BHD. Gan Su BHD also pledged the accounts receivable from the contracts the Company entered into with CNPC as collateral for this loan, and the total value of the contracts are approximately ¥6.5 million (approximately $1.0 million). As of June 30, 2025, the bank loan has been repaid.
(2)	On June 25, 2024, BHD entered into a revolving loan facility with ICBC to borrow up to ¥10,000,000 ($1,395,946) as working capital for one year, with a maturity date of June 24, 2025. The loan has a fixed interest rate of 2.8% per annum. BHD made a withdrawal in an amount of ¥10,000,000 ($1,395,946) on June 25, 2024. On June 6, 2025, the above-mentioned bank loan has been repaid. On June 6, 2025, BHD drew down ¥10,000,000 ($1,395,946) under its revolving loan facility with ICBC as working capital for a term of one year, maturing on June 5, 2026. This loan is pledged by the self-owned housing property of one of the founders of BHD with carrying value of approximately ¥17.0 million ($2.3 million) as collateral for this loan.
(3)	On June 11, 2024, FGS entered into a revolving loan facility with China Construction Bank to borrow up to ¥1,105,000 ($154,252) as working capital for twelve months, with a maturity date of June 11, 2025. On June 3, 2025, FGS executed a revolving credit renewal agreement with China Construction Bank, extending the maturity date to June 3, 2026. The loan has a fixed interest rate of 3.95% per annum. Some non-controlling shareholder of FGS was co-borrower and bore joint and several liability for this loan.
(4)	On June 18, 2024, FGS entered into a revolving loan facility with ICBC to borrow up to ¥476,000 ($66,447) as working capital for twelve months, with a maturity date of June 18, 2025. On June 18, 2025, the above-mentioned bank loan has been repaid. On June 18, 2025, FGS entered into a revolving loan facility with ICBC to borrow up to ¥476,000 ($66,447) as working capital for 360 days, with a maturity date of June 13, 2026. The loan has a fixed interest rate of 3.2% per annum.

Interest expense for the short-term bank loan was ¥416,481, ¥332,881 and ¥343,159 ($47,903) for the years ended June 30, 2023, 2024and 2025, respectively.

NOTE 16. TAXES PAYABLE

Taxes payable consisted of the following:

	June 30,	June 30,	June 30,
	2024	2025	2025
	RMB	RMB	US Dollars
VAT payable	¥439,771	¥193,484	$27,010
Income tax payable	440,060	440,030	61,426
Other taxes payable	113,534	162,115	22,630
Total taxes payable	¥993,365	¥795,629	$111,066

NOTE 17. SHORT-TERM BORROWINGS DUE TO RELATED PARTIES

Short-term borrowings due to related parties consisted of the following:

	June 30,	June 30,	June 30,
	2024	2025	2025
Short-term borrowings due to related parties:	RMB	RMB	US Dollars
Short-term borrowing from a Founder, 3.45% annual interest, due on December 28, 2024	10,002,875	—	—
Short-term borrowing from a Founder, 3.45% annual interest, due on December 13, 2025	—	10,017,250	1,398,354
Total short-term borrowings due to related parties	¥10,002,875	¥10,017,250	$1,398,354

No short-term borrowings due to related parties were guaranteed or collateralized as of June 30, 2024 and 2025.

Interest expense for short-term borrowings due to related parties were ¥326,893, ¥648,581 and ¥349,792 ($48,829) for the years ended June 30, 2023, 2024 and 2025, respectively.

NOTE 18. LONG-TERM BORROWINGS DUE TO RELATED PARTIES

Long-term borrowings due to related parties consisted of the following:

	June 30,	June 30,	June 30,
	2024	2025	2025
Long-term borrowings due to related parties:	RMB	RMB	US Dollars
Long-term borrowing from a Founder, 3.75% annual interest, three years loan, due on April 29, 2027	¥10,000,000	¥10,000,000	$1,395,946
Total long-term borrowings due to related parties	¥10,000,000	¥10,000,000	$1,395,946

No long-term borrowings due to related parties were guaranteed or collateralized as of June 30, 2024 and 2025.

Interest expense for long-term borrowings due to related parties were ¥472,593, ¥34,375 and ¥380,208 ($53,075) for the years ended June 30, 2023, 2024 and 2025, respectively.

NOTE 19. CLASS A ORDINARY SHARES

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

The Company had 500,000,000 authorized Class A Ordinary Shares, par value of $0.0001, of which 7,987,959 and 10,627,426 Class A Ordinary Shares were issued and outstanding as of June 30, 2024 and 2025, respectively. The Company had 80,000,000 authorized Class B Ordinary Shares, par value of $0.0001, of which 7,100,000 and 20,000,000 Class B Ordinary Shares were issued and outstanding as of June 30, 2024 and 2025, respectively.

The following table summarizes the Company’s Pre-Funded Warrants activities and status of Pre-Funded Warrants as of June 30, 2025:

		Weighted	Average
		Average	Remaining
	Pre-Funded	Exercise Price	Period
Pre-Funded Warrants	Warrants*	Per Share*	(Years)
Outstanding as of June 30, 2023	65,278	$0.18	5.22
Issued	—	—	—
Forfeited	—	—	—
Exercised	(65,278)	0.18	—
Expired	—	—	—
Outstanding as of June 30, 2024	—	$—	—
Issued	—	—	—
Forfeited	—	—	—
Exercised	—	—	—
Expired	—	—	—
Outstanding as of June 30, 2025	—	$—	—
*	Retrospectively restated for the 1-for-18 reverse stock split on May 1, 2024.

Appropriated Retained Earnings

According to the Memorandum and Articles of Association, the Company is required to transfer a certain portion of its net profit, as determined under PRC accounting regulations, from current net income to the statutory reserve fund. In accordance with the PRC Company Law, companies are required to transfer 10% of their profit after tax, as determined in accordance with PRC accounting standards and regulations, to the statutory reserves until such reserves reach 50% of the registered capital of the companies. As of June 30, 2024 and June 30, 2025, the balance of total statutory reserves was ¥4,148,929 and ¥4,148,929 ($579,168), respectively.

NOTE 20. ORDINARY SHARES PURCHASE WARRANTS ISSUED TO INVESTORS

In June 2021, the Company issued to some institutional investors warrants to purchase an aggregate of up to 8,814,102 (489,673 shares post 2024 Reverse Split) Class A Ordinary Shares. (the “Warrant 2021”) The warrants are subject to deemed-liquidation redemption features and are therefore classified as a liability in accordance with FASB ASC 480. Warrant liability is classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities. The warrant liability is re-valued at each reporting period with the change in fair value recorded through earnings. The Company established the initial fair value of the warrants at $34,860,000. During the year ended June 30, 2023, the exercise price of warrants to purchase an aggregate of up to 7,950,769 (441,710 shares post 2024 Reverse Split) Class A Ordinary Shares was adjusted to $0.80 ($14.40 post 2024 Reverse Split), and the exercise price of the remaining warrants to purchase an aggregate of up to 863,333 (47,964 shares post 2024 Reverse Split) Class A Ordinary Shares remained at $6.24 ($112.32 post 2024 Reverse Split).

On December 14, 2023, the Company entered into a Warrant Purchase Agreement with certain accredited investors pursuant to which the Company agreed to buy back an aggregate of 7,950,769 (441,710 warrants post 2024 Reverse Split) warrants from the investors, and the investors agreed to sell the Warrants back to the Company. The purchase price for each Warrant was $0.25 ($4.50 post 2024 Reverse Split). As of December 31,2023, The Company still holds the investor 863,333 (47,964 warrants post 2024 Reverse Split) warrants. As of June 30, 2024 and June 30, 2025, the fair value of the warrant liability of the Warrant 2021 was ¥6,959 and ¥688 ($96). During the years ended June 30, 2024 and 2025, there was change in fair value of the Warrant 2021 liability in an aggregate amount of $109,041 and $869, respectively.

The key inputs into the Black-Scholes model were as follows at their measurement dates:

	June 30,	June 30,
Input	2025	2024
Number of warrants*	47,964	47,964
Share price*	$2.52	$1.44
Risk-free interest rate	3.85%	4.62%
Volatility	95%	105%
Exercise price*	$112.32	$112.32
Warrant life	1.96years	2.46 years
*	Retrospectively restated for the 1-for-18 reverse stock split on May 1, 2024.

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

The following table presents information about the Company’s warrants that were measured at fair value on a recurring basis as of June 30, 2024 and June 30, 2025, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.

		Quoted Prices In	Significant Other	Significant Other
	June 30,	Active Markets	Observable Inputs	Unobservable Inputs
Description	2024	(Level 1)	(Level 2)	(Level 3)
Liabilities:
Warrant liability - non-current	$959	$—	$—	$959

		Quoted Prices In	Significant Other	Significant Other
	June 30,	Active Markets	Observable Inputs	Unobservable Inputs
Description	2025	(Level 1)	(Level 2)	(Level 3)
Liabilities:
Warrant liability - non-current	$96	$—	$—	$96

The following table summarizes the Company’s Warrants activities and status of Warrants as of June 30, 2025:

		Weighted	Average
		Average	Remaining
		Exercise Price	Period
Warrants	Warrants*	Per Share*	(Years)
Outstanding as of June 30, 2023	1,045,368	$18.90	4.40
Issued	—	—	—
Redeemed	(997,404)	14.40	—
Forfeited	—	—	—
Exercised	—	—	—
Expired	—	—	—
Outstanding as of June 30, 2024	47,964	$112.32	2.96
Issued	—	—	—
Redeemed	—	—	—
Forfeited	—	—	—
Exercised	—	—	—
Expired	—	—	—
Outstanding as of June 30, 2025	47,964	112.32	1.96
*	Retrospectively restated for the 1-for-18 reverse stock split on May 1, 2024.

NOTE 21. SHARE-BASED COMPENSATION

Share-Based Awards Plan

The following is a summary of the share options activity:

Weighted
Average
Exercise Price
Share Options	Shares*	Per Share*
Outstanding as of June 30, 2023	4,456	$148.50
Granted	—	—
Forfeited	—	—
Exercised	—	—
Expired	—	—
Outstanding as of June 30, 2024	4,456	$148.50
Granted	—	—
Forfeited	—	—
Exercised	—	—
Expired	4,456	148.50
Outstanding as of June 30, 2025	—	$—
*	Retrospectively restated for the 1-for-18 reverse stock split on May 1, 2024.

The Share-based compensation expense recorded for stock options granted were all ¥nil for the years ended June 30, 2023, 2024 and 2025, respectively. No unrecognized share-based compensation for stock options as of June 30, 2025.

Restricted Shares to Management and staff

As of June 30, 2025, the Company has granted restricted Class A Ordinary Shares to senior management and employees as follows:

On February 28, 2022, the Company granted 1,642,331 (91,241 shares post 2024 Reverse Split) Class A Ordinary Shares to its employees as compensation cost for awards. The fair value of the restricted shares was $1,708,024 based on the closing share price $1.04 ($18.72 post 2024 Reverse Split) at February 28, 2022. These restricted shares will vest over three years with one-third of the shares vesting every year from the grant date. As of June 30, 2024, 1,094,888 (60,827 shares post 2024 Reverse Split) shares were vested and 29,988 (1,666 shares post 2024 Reverse Split) shares were forfeited. The remaining 547,443 (30,412 shares post 2024 Reverse Split) shares were vested at February 28, 2025.

On March 15, 2023, the Company issued 1,000,000 (55,556 shares post 2024 Reverse Split) restricted Class A Ordinary Shares with a value of $372,600 based on the closing share price of $0.3726 ($6.71 post 2024 Reverse Split) on March 15, 2023 to its employee as compensation for service to the Company on new business exploration. The service period was six months from the date of grant. All of the restricted shares were issued on March 15, 2023 and the granted shares under this plan were vested on September 15, 2023.

On February 26, 2024, the Company granted 6,255,483 (347,527 shares post 2024 Reverse Split) restricted Class A Ordinary Shares to its management and staff. The fair value of the Class A restricted shares was $988,366 based on the fair value of share price $0.158 ($2.844 post 2024 Reverse Split) at February 26, 2024. The granted shares under this plan were vested on February 26, 2025 and all of the restricted shares were issued on May 7,2025.

On March 31,2025, the Company granted 2,263,194 restricted Class A Ordinary Shares to its management and staff. The fair value of the Class A restricted shares was $3,496,635 based on the fair of share price $1.545 on March 31,2025. All of the restricted shares were issued on March 31,2025. These restricted shares will vest over two years with half of the shares vesting each year from the grant date. As the date of this report, no shares under this plan are vested.

1,000,000 (55,556 shares post 2024 Reverse Split), 60,827 and 376,273 restricted Class A restricted shares were issued and outstanding for the years ended June 30, 2023, 2024 and 2025, respectively, for all the plans mentioned above.

As of June 30, 2025, the Company has granted restricted Class B Ordinary Shares to senior management as follows:

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

On February 26, 2024, the Company granted 12,900,000 restricted Class B Ordinary Shares to its management as compensation cost for awards. The fair value of the Class B restricted shares was $2,130,000 based on the fair value of share price $0.17 at February 26, 2024. These restricted shares vested immediately on the grant date. All granted shares under this plan are issued and outstanding on August 1, 2024.

3,000,000, nil and 12,900,000 restricted Class B restricted shares were issued and outstanding during the years ended June 30, 2023, 2024 and 2025, respectively, for all the plans mentioned above.

The share-based compensation expense recorded for restricted shares issued for management was ¥26,191,707, ¥22,427,682 and ¥10,279,881 ($1,435,016) for the years ended June 30, 2023, 2024 and 2025, respectively. The total unrecognized share-based compensation expense of restricted shares issued for management and employees as of June 30, 2025 was approximately ¥22,168,174 million ($3,054,856 million), which is expected to be recognized over a weighted average period of approximately 1.75 years.

Restricted Shares for services

As of June 30, 2025, the Company has granted restricted Class A Ordinary Shares to consultant as follows:

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

On March 15, 2023, the Company signed a consulting agreement with some business consultants (the “Consultants”). As the service consideration, the Company issued 1,000,000 (55,556 shares post 2024 Reverse Split) restricted Class A Ordinary Shares with a value of $372,600 based on the closing share price of $0.3726 ($6.71 post 2024 Reverse Split) on March 15, 2023 to the Consultants as compensation for acting as advisors to the Company on new business exploration. The vesting period of these shares was six months from the date of contract. All of the restricted shares were issued under this plan on March 15, 2023 and the granted shares under this were vested on September15, 2023.

1,000,000 (55,556 shares post 2024 Reverse Split), nil and nil restricted Class A restricted shares were issued and outstanding during the years ended June 30, 2023, 2024 and 2025, respectively, for all the plans mentioned above.

The share-based compensation expense recorded for restricted shares issued for service was ¥5,805,840, ¥nil and ¥nil for the years ended June 30, 2023, 2024 and 2025, respectively. The total unrecognized share-based compensation expense of restricted shares issued for service as of June 30, 2025 was ¥nil.

Following is a summary of the restricted shares granted:

Restricted share grants	Shares*
Non-vested as of June 30, 2023	171,938
Granted	347,527
Vested	(141,526)
Non-vested as of June 30, 2024	377,939
Granted	2,263,194
Vested	(377,939)
Non-vested as of June 30, 2025	2,263,194
*	Retrospectively restated for the 1-for-18 reverse stock split on May 1, 2024.

The following is a summary of the status of restricted share at June 30, 2025:

Outstanding Restricted Shares
		Average
		Remaining
Fair Value per		Amortization
Share*	Number*	Period (Years)
$1.545	2,263,194	1.75
*	Retrospectively restated for the 1-for-18 reverse stock split on May 1, 2024.

NOTE 22. INCOME TAX

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

As approved by the domestic tax authority in the PRC, BHD was recognized as a government-certified high-technology company on November 25, 2009 and is subject to a reduced income tax rate of 15% through November 25, 2018. BHD reapplied for a high-technology company certificate, and the new certificate was approved as October 31, 2018 and expired on October 31, 2021. BHD reapplied for a high-technology company certificate, and the new certificate was approved as December 17, 2021 and will expire on December 17, 2024. BHD reapplied for a high-technology company certificate, and the new certificate was approved as December 31, 2024 and will expire on December 31, 2027.

Income (loss) before provision for income taxes consisted of:

	For the years ended June 30,
	2023	2024	2025	2025
	RMB	RMB	RMB	US Dollars
Outside China areas	¥(34,038,460)	¥(27,573,933)	¥(18,976,517)	$(2,649,020)
China	(27,419,593)	(23,861,877)	(24,723,180)	(3,451,222)
Total	¥(61,458,053)	¥(51,435,810)	¥(43,699,697)	$(6,100,242)

Deferred tax assets, net is composed of the following:

	June 30,	June 30,	June 30,
	2024	2025	2025
	RMB	RMB	US Dollars
Deferred tax assets:
Allowance for credit losses	¥1,652,102	¥595,607	$83,144
Impairment for inventory	221,290	(115,494)	(16,122)
Net operating loss carryforwards	25,843,951	26,329,235	3,675,419
Subtotal	27,717,343	26,809,348	3,742,441
Less: Valuation allowance	(27,437,564)	(26,529,569)	(3,703,385)
Total deferred tax assets, net	¥279,779	¥279,779	$39,056
Deferred tax liabilities:
Accelerated amortization of intangible assets	(132,891)	(132,891)	(18,551)
Gain on the previously held equity method investment	(146,888)	(146,888)	(20,505)
Total deferred tax liabilities	(279,779)	(279,779)	(39,056)
Deferred tax assets, net	¥—	¥—	$—

The Company’s subsidiaries, VIEs and VIEs’ subsidiaries incurred a cumulative net operating loss (“NOL”) which may reduce future corporate taxable income. As of June 30, 2024, the cumulative NOL was approximately ¥145.3 million. During the year ended June 30, 2025, the Company’s subsidiaries, VIEs and VIEs’ subsidiaries incurred an additional NOL carryforwards of approximately ¥17.3 million ($2.4 million). As of June 30, 2025, there are $30.8 million ($4.3 million) of the cumulative NOL that have expired, resulting in a cumulative NOL carryforwards of approximately ¥131.8 million ($18.4 million) as of June 30, 2025.

The NOL will expire over the next five years as follows:

Twelve months ending June 30,	RMB	US Dollars
2026	¥32,533,742	$4,541,535
2027	27,137,905	3,788,305
2028	34,868,363	4,867,436
2029	20,017,992	2,794,404
2030	17,258,164	2,409,147
Total	¥131,816,166	$18,400,827

Following is a reconciliation of income tax expense (benefit) at the effective rate to income tax at the calculated statutory rates:

	For the years ended June 30,
	2023	2024	2025	2025
	RMB	RMB	RMB	US Dollars
Income tax benefits calculated at PRC statutory rates	¥(15,364,513)	¥(12,858,953)	¥(10,924,924)	$(1,525,061)
Nondeductible expenses and others	539,247	427,969	410,819	57,348
Effect of tax rate differential	7,949,048	9,080,982	8,080,498	1,127,995
Benefit of revenue exempted from enterprise income tax	(18,814)	19,714	12,864	1,796
Change in valuation allowances	6,913,371	3,330,318	2,422,323	338,143
Income tax expenses	¥18,339	¥30	¥1,580	$221

The Company’s income tax expense (benefit) is comprised of the following:

	For the years ended June 30,
	2023	2024	2025	2025
	RMB	RMB	RMB	US Dollars
Current income tax provision	¥18,339	¥30	¥1,580	$221
Deferred income tax benefit	—	—	—	—
Expense for income tax	¥18,339	¥30	¥1,580	$221

NOTE 23. NON-CONTROLLING INTEREST

Non-controlling interest consisted of the following:

	As of June 30, 2024
		Nanjing	Gan Su	Qinghai
	BHD	Recon	BHD	BHD	FGS	Total	Total
	RMB	RMB	RMB	RMB	RMB	RMB	US Dollars
Paid-in capital	¥1,651,000	¥200,000	¥4,805,000	¥—	¥—	¥6,656,000	$915,896
Capital contribution receivable due from non-controlling Interest	—	—	—	—	(48,870,000)	(48,870,000)	(6,724,736)
Unappropriated retained earnings (deficit)	3,477,494	3,616,001	(7,547,154)	(1,581,474)	(2,130,804)	(4,165,937)	(573,251)
Accumulated other comprehensive loss	(18,850)	(11,853)	—	—	—	(30,703)	(4,225)
Valuation increase shared by minority shareholders	—	—	—	—	34,790,000	34,790,000	4,787,263
Total non-controlling interests	¥5,109,644	¥3,804,148	¥(2,742,154)	¥(1,581,474)	¥(16,210,804)	¥(11,620,640)	$(1,599,053)

	As of June 30, 2025
		Nanjing	Gan Su	Qinghai
	BHD	Recon	BHD	BHD	FGS	MSJ	Total	Total
	RMB	RMB	RMB	RMB	RMB		RMB	US Dollars
Paid-in capital	¥926,592	¥200,000	¥4,805,000	—	¥—	—	¥5,931,592	$828,018
Capital contribution receivable due from non-controlling Interest	—	—	—	—	(48,870,000)		(48,870,000)	(6,821,988)
Unappropriated retained earnings (deficit)	3,477,493	3,616,001	(8,498,212)	(1,452,105)	(2,329,068)	(92,769)	(5,278,660)	(736,873)
Accumulated other comprehensive loss	(18,850)	(11,853)	—	—	—	—	(30,703)	(4,286)
Valuation increase shared by minority shareholders	—	—	—	—	34,790,000	—	34,790,000	4,856,497
Total non-controlling interests	¥4,385,235	¥3,804,148	¥(3,693,212)	(1,452,105)	¥(16,409,068)	(92,769)	(13,457,771)	(1,878,632)

NOTE 24. CONCENTRATIONS

Credit risk

As of June 30, 2024 and June 30, 2025, approximately ¥90.3 million and ¥36.6 million ($5.1 million) of the Company’s cash was on deposit at financial institutions in the PRC, respectively. Per PRC regulations, the maximum insured bank deposit amount is RMB500,000 for each financial institution. The Company’s total unprotected cash held in banks amounted to approximately ¥84.4 million and ¥31.1 million ($4.3 million) as of June 30, 2024 and June 30, 2025, respectively. As of June 30, 2024 and June 30, 2025, approximately ¥108.7 million and ¥65.9 million ($9.2 million) of the Company’s cash was on deposit at financial institutions in the Hong Kong, respectively. Per Hong Kong regulations, the maximum insured bank deposit amount is HKD 800,000 for each financial institution. The Company’s total unprotected cash held in banks amounted to approximately ¥105.5 million and ¥63.4 million ($8.8 million) as of June 30, 2024 and June 30, 2025, respectively.

Customer and supplier concentration risk

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

For the year ended June 30, 2025, CNPC represented 44.0% and SINOPEC represented 17.0% of the Company’s total revenue, respectively. At June 30, 2025, CNPC accounted for 17.0%, SINOPEC represented 26.0% and another customer accounted for 57% of the Company’s accounts receivable, net, respectively.

For the fiscal year ended June 30, 2025, two major suppliers accounted for approximately 11.2% and 11.0% of the total purchases, respectively. For the fiscal year ended June 30, 2024, two major suppliers accounted for approximately 18.5% and 14.9% of the total purchases, respectively. For the fiscal year ended June 30, 2023, one major supplier accounted for 26.3% of the total purchases.

NOTE 25. COMMITMENTS AND CONTINGENCY

(a)   Contingency

Severance payments

The Labor Contract Law of the PRC requires employers to assure the liability of severance payments if employment contracts are terminated. The employers will be liable for one month of severance pay for each year of the service provided by the employees. As of June 30, 2025, the Company estimated its severance payments of approximately ¥9.34 million ($1.3 million) which has not been reflected in its consolidated financial statements, because management cannot predict what the actual payment, if any, will be in the future.

Legal contingencies

There are no legal contingencies that need to be disclosed.

(b)   Purchase commitment

The total future minimum purchase commitment under the non-cancellable purchase contracts as of June 30, 2025 are payable as follows:

Twelve months ending June 30,	RMB	US Dollars
2026	42,366,038	$5,914,071
Total minimum payments required	42,366,038	$5,914,071

(c)   Leases Commitment

The Company has entered into several operating leases for office premises with the property owner and service agreements with a property service company, respectively. According to the agreements, the Company is required to pay rent and property management fees for future periods, of which, future rent payments have been included in lease liabilities as disclosed in Note 12, and the future property management fees payable as of June 30, 2025 are disclosed as follows:

Twelve months ending June 30,	RMB	US Dollars
2026	¥2,945,476	$411,173
Total	¥2,945,476	$411,173

NOTE 26. RELATED PARTY TRANSACTIONS AND BALANCES

Leases from related parties - The Company has various agreements for the lease of office space owned by the founders and their family members. The terms of the agreement state that the Company will continue to lease the property at a monthly rent of ¥96,875 ($13,524) with annual rental expense at ¥1,162,500 ($ 162,288 million).

The details of leases from related parties are as below:

			Monthly Rent	Monthly Rent
Lessee	Lessor	Rent Period	RMB	US Dollars
Nanjing Recon	One of the founders	April 1, 2024 - March 31, 2026	¥40,000	$5,584
BHD	One of the founders	January 1, 2024- Dec 31, 2025	33,250	4,642
BHD	One of the founders	January 1, 2024 - Dec 31, 2025	23,625	3,298

As of June 30, 2024, the operating lease ROU assets and corresponding operating lease liabilities of leases from related parties was ¥1,769,840 ($243,538) and ¥2,111,090 ($290,496), respectively.

As of June 30, 2025, the operating lease ROU assets and corresponding operating lease liabilities of leases from related parties was ¥696,851 ($97,277) and ¥355,601 ($49,640), respectively.

Guarantee/collateral related parties - The Company’s founders provide guarantee and collateral for the Company’s short-term bank loans (see Note 15).

NOTE 27. VARIABLE INTEREST ENTITIES

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

Summary information regarding consolidated VIEs and their subsidiaries is as follows:

	June 30, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US Dollars
ASSETS
Current Assets
Cash	¥35,357,534	¥8,486,745	$1,184,704
Restricted cash	848,936	8,204	1,145
Notes receivable	1,341,820	—	—
Accounts receivable, net	38,631,762	35,852,484	5,004,814
Inventories, net	1,128,912	1,344,588	187,697
Other receivables, net	3,514,776	4,844,928	676,326
Loans to third parties-short term	31,008,330	21,753,233	3,036,634
Purchase advances, net	30,691	130,531	18,221
Contract costs, net	48,335,817	53,547,408	7,474,930
Prepaid expenses	138,683	37,276	5,205
Operating lease right-of-use assets, net - current	1,026,599	—	—
Total current assets	161,363,860	126,005,397	17,589,676

Property and equipment, net	22,137,940	19,961,664	2,786,541
Loans to third parties-long term	—	18,500,000	2,582,500
Operating lease right-of-use assets, net - non-current	7,695,347	4,450,450	621,259
Total Assets	¥191,197,147	¥168,917,511	$23,579,976

LIABILITIES
Short-term bank loans	¥12,425,959	¥11,582,336	$1,616,832
Accounts payable	10,187,518	12,113,970	1,691,045
Other payables	1,160,065	3,709,852	517,875
Other payable- related parties	2,252,236	2,906,544	405,738
Contract liabilities	1,820,481	4,719,255	658,783
Accrued payroll and employees’ welfare	2,030,300	2,129,242	297,231
Intercompany payables*	269,423,190	265,588,956	37,074,789
Taxes payable	933,219	795,629	111,066
Short-term borrowings - related parties	10,002,875	10,017,250	1,398,354
Operating lease liabilities - current	3,741,247	1,761,231	245,858
Total current liabilities	313,977,090	315,324,265	44,017,571

Operating lease liabilities - non-current	3,971,285	1,081,827	151,017
Long-term borrowings - related party	10,000,000	10,000,000	1,395,946
Total Liabilities	¥327,948,375	¥326,406,092	$45,564,534
*	Intercompany payables are eliminated upon consolidation.

The financial performance of VIEs and their subsidiaries reported in the consolidated statement of operations and comprehensive income (loss) for the year ended June 30, 2023 includes revenue of ¥67,114,378, operating expenses of ¥35,547,439, and net loss of ¥26,349,629. The financial performance of VIEs and their subsidiaries reported in the consolidated statement of operations and comprehensive income (loss) for the year ended June 30, 2024 includes revenue of ¥68,854,280 ($9,474,664), operating expenses of ¥45,301,827 ($6,233,739), and net loss of ¥19,760,427 ($2,719,125). The financial performance of VIEs and their subsidiaries reported in the consolidated statement of operations and comprehensive income (loss) for the year ended June 30, 2025 includes revenue of ¥66,285,032 ($9,253,034), operating expenses of ¥41,373,992 ($5,775,587), and net loss of ¥23,845,123 ($3,328,651).

NOTE 28. SEGMENT REPORTING

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

The following tables present summary information by segment for the years ended June 30, 2023, 2024 and 2025, respectively:

	For the years ended June 30,
	2023	2024	2025	2025
	RMB	RMB	RMB	US Dollars
Automation product and software	¥26,628,216	¥26,831,668	¥34,114,673	$4,762,225
Equipment and accessories	16,248,197	20,471,950	18,422,895	2,571,737
Oilfield environmental protection	19,116,560	17,576,573	10,291,333	1,436,615
Platform outsourcing services	5,121,405	3,974,089	3,456,131	482,457
Total revenue	¥67,114,378	¥68,854,280	¥66,285,032	$9,253,034

	For the year ended June 30, 2025
	Automation	Equipment,	Oilfield	Platform
	product and	accessories	environmental	outsourcing	Chemical
	software	and others	protection	services	recycle	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	¥34,114,673	¥18,422,895	¥10,291,333	¥3,456,131	¥—	¥66,285,032
Cost of revenue and related tax	28,627,787	13,224,911	8,549,392	642,405	—	51,044,495
Gross profit	¥5,486,886	¥5,197,984	¥1,741,941	¥2,813,726	¥—	¥15,240,537
Depreciation and amortization	¥521,140	¥577,743	¥2,048,024	¥—	¥1,029	¥3,147,936
Total capital expenditures	¥254,962	¥557,106	¥—	¥—	¥11,807,768	¥12,619,836
Timing of revenue recognition
Goods transferred at a point in time	¥28,284,942	¥18,422,895	¥10,291,333	¥3,456,131	¥—	¥60,455,301
Services rendered over time	5,829,731	—	—	—	—	5,829,731
Total revenue	¥34,114,673	¥18,422,895	¥10,291,333	¥3,456,131	¥—	¥66,285,032

	For the year ended June 30, 2024
	Automation	Equipment,	Oilfield	Platform
	product and	accessories	environmental	outsourcing	Chemical
	software	and others	protection	services	recycle	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	¥26,831,668	¥20,471,950	¥17,576,573	¥3,974,089	¥—	¥68,854,280
Cost of revenue and related tax	23,864,941	14,097,459	9,240,828	637,903	135,705	47,976,836
Gross profit	¥2,966,727	¥6,374,491	¥8,335,745	¥3,336,186	¥(135,705)	¥20,877,444
Depreciation and amortization	¥493,633	¥289,234	¥2,059,292	¥1,866	¥—	¥2,844,025
Total capital expenditures	¥146,367	¥150,081	¥—	¥2,989	¥15,000,251	¥15,299,688
Timing of revenue recognition
Goods transferred at a point in time	¥20,032,784	¥20,471,950	¥17,576,573	¥199,918	¥—	¥58,281,225
Services rendered over time	6,798,884	—	—	3,774,171	—	10,573,055
Total revenue	¥26,831,668	¥20,471,950	¥17,576,573	¥3,974,089	¥—	¥68,854,280

	For the year ended June 30, 2023
	Automation	Equipment	Oilfield	Platform
	product and	and	environmental	outsourcing
	software	accessories	protection	services	Total
	RMB	RMB	RMB	RMB	RMB
Revenue	¥26,628,216	¥16,248,197	¥19,116,560	¥5,121,405	¥67,114,378
Cost of revenue and related tax	23,610,281	8,945,796	13,955,673	1,735,645	48,247,395
Gross profit	¥3,017,935	¥7,302,401	¥5,160,887	¥3,385,760	¥18,866,983
Depreciation and amortization	¥857,332	¥689,552	¥2,077,165	¥59,537	¥3,683,586
Total capital expenditures	¥803,311	¥46,681	¥75,728	¥14,953	¥940,673
Timing of revenue recognition
Goods transferred/service rendered at a point in time	¥18,640,699	¥16,248,197	¥19,116,560	¥4,470,462	¥58,475,918
Services rendered over time	7,987,517	—	—	650,943	8,638,460
Total revenue	¥26,628,216	¥16,248,197	¥19,116,560	¥5,121,405	¥67,114,378

	June 30,	June 30,	June 30,
	2024	2025	2025
	RMB	RMB	US Dollars
Total assets:
Automation product and software	¥132,194,082	¥125,953,243	$17,582,395
Equipment, accessories and others	145,316,223	131,869,561	18,408,281
Oilfield environmental protection	78,023,782	74,481,593	10,397,229
Platform outsourcing services	61,931,606	57,208,575	7,986,009
Chemical recycling	134,923,821	136,108,153	18,999,967
Total assets	¥552,389,514	¥525,621,125	$73,373,881

NOTE 29. SUBSEQUENT EVENTS

These consolidated financial statements were approved by management and available for issuance on October 15, 2025, and the Company has evaluated subsequent events through this date.

NOTE 30. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

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

The Company did not pay any dividend for the periods presented. As of June 30, 2024 and June 30, 2025, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

RECON TECHNOLOGY, LTD

PARENT COMPANY BALANCE SHEETS (UNAUDITED)

	June 30,	June 30,	June 30,
	2024	2025	2025
	RMB	RMB	US Dollars
ASSETS
Cash	¥16,473,018	¥58,938,178	$8,227,452
Short-term investments	88,091,794	3,599,211	502,430
Due from intercompany*	375,736,992	467,888,857	65,314,766
Other current assets	170,158,947	101,882,614	14,222,266
Total Current Assets	650,460,751	632,308,860	88,266,914

Investment in subsidiaries and VIEs	(145,408,577)	(162,651,169)	(22,705,228)
Total Assets	¥505,052,174	¥469,657,691	$65,561,686

LIABILITIES AND SHAREHOLDERS’ EQUITY
Other current liabilities	2,490,668	2,229,485	311,224
Total Current Liabilities	2,490,668	2,229,485	311,224

Warrant liability - non-current	6,969	688	96
Total Liabilities	¥2,497,637	¥2,230,173	$311,320

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A ordinary shares, $0.0001 U.S. dollar par value, 500,000,000 shares authorized; 7,987,959 shares and 10,627,426 shares issued and outstanding as of June 30, 2024 and June 30, 2025, respectively**	99,634	101,548	14,176
Class B ordinary shares, $0.0001 U.S. dollar par value, 80,000,000 shares authorized; 7,100,000 shares and 20,000,000 shares issued and outstanding as of June 30, 2024 and June 30, 2025, respectively**	4,693	14,038	1,960
Additional paid-in capital**	681,476,717	692,569,747	96,679,009
Accumulated deficit	(216,163,156)	(258,751,710)	(36,120,346)
Accumulated other comprehensive income	37,136,649	33,493,895	4,675,567
Total Shareholders’ Equity	502,554,537	467,427,518	65,250,366

Total Liabilities and Shareholders’ Equity	¥505,052,174	¥469,657,691	$65,561,686
*	Due from intercompany are eliminated upon consolidation.
**	Retrospectively restated for the 1-for-18 reverse stock split on May 1, 2024 and change in capital structure on March 29, 2024.

RECON TECHNOLOGY, LTD

PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (UNAUDITED)

	For the years ended June 30,
	2023	2024	2025	2025
	RMB	RMB	RMB	US Dollars
Revenue	¥—	¥—	¥—	$—
Cost of revenue	—	—	—	—

Gross profit	—	—	—	—

General and administrative expenses	54,494,219	44,012,602	27,947,713	3,901,350
Provision for credit losses	(4,141,588)	—	—	—
Loss from operations	(50,352,631)	(44,012,602)	(27,947,713)	3,901,350

Fair value changes of warrants liability	6,116,000	(933,995)	6,226	869
Other income	10,108,783	17,386,784	8,950,199	1,249,400

Equity in loss of subsidiaries, VIEs and VIEs’ subsidiaries	(25,039,453)	(22,311,446)	(23,597,266)	(3,294,051)

Net loss	¥(59,167,301)	¥(49,871,259)	¥(42,588,554)	$(5,945,132)

Foreign currency translation adjustment	23,819,712	2,009,476	(3,642,754)	(508,509)
Comprehensive loss attributable to the Company	¥(35,347,589)	¥(47,861,783)	¥(46,231,308)	$(6,453,641)

RECON TECHNOLOGY, LTD

PARENT COMPANY STATEMENTS OF CASH FLOWS (UNAUDITED)

	For the years ended June 30,
	2023	2024	2025	2025
	RMB	RMB	RMB	US Dollars

Cash flows from operating activities:
Net loss	¥(59,167,301)	¥(49,871,259)	¥(42,588,554)	$(5,945,133)
Adjustments to reconcile net cash flows from operating activities:
Changes in warrants liabilities	(6,116,000)	933,995	(6,226)	(869)
Amortization of offering cost of warrants	1,483,306	—	—	—
Provision for doubtful accounts	(4,141,588)	—	—	—
Restricted shares issued for management and employees	26,191,707	22,427,682	10,279,881	1,435,016
Accrued interest income from loans to third parties	—	(4,058,536)	(8,253,064)	(1,152,083)
Accrued interest income from short-term investment	—	(885,394)	(17,411)	(2,430)
Restricted shares issued for services	5,805,840	1,070,143	—	—
Equity in earnings of subsidiaries and VIEs	25,039,453	22,311,446	23,597,266	3,294,051
Other current assets	(8,396,555)	3,743,536	(89,032)	(12,430)
Other current liabilities	(3,587,540)	(1,474,244)	(261,185)	(36,460)

Net cash used in operating activities	(22,888,678)	(5,802,631)	(17,338,325)	(2,420,338)

Cash flows from investing activities:
Repayments from loans to third parties	32,413,311	75,987,831	100,000,000	13,959,462
Payments made for loans to third parties	(79,546,761)	(165,837,504)	(21,490,800)	(3,000,000)
Payments for short-term investments	—	(87,206,400)	(3,581,800)	(500,000)
Redemption of short-term investments	—	—	87,239,515	12,178,167
Due from intercompany, VIEs and VIEs’ subsidiaries	(86,300,464)	(84,211,565)	(92,151,863)	(12,863,904)

Net cash (used in) provided by investing activities	(133,433,914)	(261,267,638)	70,015,052	9,773,725

Cash flows from financing activities:
Proceeds from warrants issued with common share	17,493,069	—	—	—
Proceeds from sale of common share, net of issuance costs	28,174,993	77,711,533	(2,529,724)	(353,136)
Proceeds from sale of prefunded warrants, net of issuance costs	3,750,282	—	—	—
Redemption of warrants	—	(32,617,499)	—	—
Net cash (used in) provided by financing activities	49,418,344	45,094,034	(2,529,724)	(353,136)

Effect of exchange rate fluctuation on cash	46,211,878	2,302,664	(7,681,843)	(1,072,344)

Net increase (decrease) in cash	(60,692,370)	(219,673,571)	42,465,160	5,927,907

Cash, beginning of year	296,838,959	236,146,589	16,473,018	2,299,545

Cash, end of year	¥236,146,589	¥16,473,018	¥58,938,178	$8,227,452