Form 20-F
period 2026-06-30
Recon Technology, Ltd
filed 2026-09-30
CIK 1442620

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2026

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
Room 601, No. 1 Shui’an South Street
Chaoyang District, Beijing 100012
People’s Republic of China

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, $0.02 par value per share*	RCON	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of June 30, 2026: 353,154 Class A Ordinary Shares and 20,000,000 Class B Ordinary Shares. *

* A 1-for-200 Reverse Stock Split of the Company’s Class A Ordinary Shares (the “2026 Reverse Stock Split”) was effected on August 18, 2026. Giving effect to the 2026 Reverse Stock Split, 353,154 Class A Ordinary Shares were issued and outstanding as of June 30, 2026 (equivalent to 70,627,426 Class A Ordinary Shares on a pre-split basis). The 2026 Reverse Stock Split affected only the Class A Ordinary Shares; the 20,000,000 issued and outstanding Class B Ordinary Shares were not affected. All Class A Ordinary Share and per-share amounts in this annual report have been retrospectively adjusted to give effect to the 2026 Reverse Stock Split unless otherwise indicated.

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

☒ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

For U.S. GAAP purposes, each VIE has its own operating cash flow. Cash flow between our Company and the VIEs primarily consists of transfers from us to the VIEs for supplemental working capital, which is mainly used in purchase of materials and payment of operating expenses and investments. In addition, the VIEs occasionally make payments on our behalf when we experience a cash shortage. For the fiscal years ended June 30, 2026, 2025 and 2024, the net cash transferred from the Company to the VIEs was RMB 194,007,871, RMB 92,151,863 and RMB 84,211,565, respectively. There was no cash transferred from the VIEs to the Company or fees paid on behalf of the Company by the VIEs during the years ended June 30, 2026, 2025 and 2024. Neither we nor the VIEs have present plans to distribute earnings or settle amounts owed under the Contractual Agreements. Cash in the VIEs is expected to be retained for business growth and operation. No dividends or distributions have been declared for payment to us from our subsidiaries or the VIEs. No dividends or distributions were made to any U.S. investors.

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

As advised by Jingtian&Gongcheng, our PRC counsel, as we completed our IPO and listing prior to September 30, 2023, we were not required to complete the filing procedures pursuant to the Trial Measures for our initial public offering. However, as we are planning to conduct further offerings in the U.S., we are now required to complete the filing procedures with the CSRC pursuant to the requirements of the Trial Measures. Based on the above and our understanding of the Chinese laws and regulations currently in effect as of the date of this report, we are not aware of any PRC laws or regulations in effect requiring that we obtain permission or approval from any PRC authorities for our subsidiaries or the VIE’s operations and to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection to our initial offerings from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations. However, there remains uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. Any failure to obtain or delay in obtaining such approval, complete required filing or procedures, or a rescission of any such approval or filing obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory agencies may impose fines and penalties on our operations in mainland China, limit our ability to pay dividends outside of China, limit our operations in China, or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the Class A Ordinary Shares. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of the Class A Ordinary Shares.

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

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of operations data for the three years ended June 30, 2024, 2025 and 2026 and the consolidated balance sheet data as of June 30, 2024, 2025 and 2026 have been derived from our audited consolidated financial statements set forth in “Item 18 – Financial Statements”. The selected consolidated balance sheet data for the year ended June 30, 2024 have been derived from our audited consolidated balance sheet as of June 30, 2024, which is not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with Generally Accepted Accounting Principles in the United States of America, or U.S. GAAP.

Following the one-for-five reverse stock split of our Class A Ordinary Shares effective on December 27, 2019, and following the dual class structure divided into Class A Ordinary Shares and Class B Ordinary Shares effective on April 5, 2021, 2024 Reverse Stock Split, and 2026 Reverse Stock Split, all share and per share amounts disclosed throughout this annual report, in the table below and in our consolidated financial statements have been retroactively updated to reflect this change in capital structure, unless otherwise indicated. Please see “Item 4. Information on the Company—History and Development of the Company”.

(All amounts in Renminbi, except for shares outstanding)

Statement of operations data:

	For the years ended June 30,
	2026	2025	2024
	RMB¥	RMB¥	RMB¥
Revenue	109,898,245	66,285,032	68,854,280
Loss from operations	(41,227,583)	(57,319,712)	(71,637,911)
Net loss attributable to Recon Technology, Ltd	(29,660,048)	(42,588,554)	(49,871,259)

Loss per share*
-Basic	(266.52)	(936.18)	(1,974.16)
-Diluted	(266.52)	(936.18)	(1,974.16)

Weighted average number of Class A and Class B Ordinary Shares used in computation*
-Basic	111,286	45,492	25,262
-Diluted	111,286	45,492	25,262

* Retrospectively restated for the 1-for-18 reverse stock split effective on May 1, 2024 and 1-for-200 reverse stock split effective on August 18, 2026.

Balance sheet data:

	2026	2025	2024
	RMB¥	RMB¥	RMB¥
Current assets	228,970,875	356,157,898	506,485,249
Total assets	639,446,774	525,621,125	552,389,514
Current liabilities	83,725,152	60,568,863	47,477,363
Total liabilities	87,016,372	71,651,378	61,455,617
Total shareholder’s equity	566,327,139	467,427,518	502,554,537
Shares outstanding (Class A Ordinary Shares) */ **	353,154	53,154	39,957
Shares outstanding (Class B Ordinary Shares)	20,000,000	20,000,000	7,100,000

* Retrospectively restated for the 1-for-18 reverse stock split effective on May 1, 2024 and 1-for-200 reverse stock split effective on August 18, 2026.

** Shares outstanding (Class A Ordinary Shares) include 5,659 unvested Class A Ordinary Shares that were pre-issued under the 2024 Equity Incentive Plan.

B. Capitalization and Indebtedness

Not applicable on Form 20-F as an annual report.

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

Our waste plastic chemical recycling business is in an early stage of development and involves new technologies, substantial capital expenditures, regulatory approvals and uncertain commercialization.

We are developing a waste plastic chemical recycling business in Weifang, Shandong Province, through Recon-SD. The project is designed to process 40,000 tons of low-value waste plastics per year and produce approximately 30,000 tons of plastic pyrolysis oil and 6,000 tons of carbon residue annually. This business is new to us and is in the initial stage of trial production and commissioning, having commenced trial production on September 28, 2026. Our ability to successfully commercialize this business is subject to numerous risks and uncertainties, including:

-our limited operating history and experience in the chemical recycling industry, and our ability to ramp up the plant from trial production to stable commercial production at expected yields, utilization rates and product quality;
-our dependence on obtaining and maintaining all approvals, permits and qualifications required for production, and the risk that changes in environmental, safety or industry regulations may require additional approvals or expenditures;
-our ability to secure a stable and sufficient supply of waste plastics feedstock at acceptable prices, and the risk that feedstock collection, sorting or contamination issues may disrupt production;
-the price and market acceptance of our plastic pyrolysis oil, including our ability to obtain and maintain ISCC (International Sustainability and Carbon Certification) certification and to sell the pyrolysis oil as sustainable feedstock to domestic and international customers;
-our dependence on third-party technology partners and equipment suppliers for key process technology, and the risk that such partners fail to perform or that we are unable to maintain access to the technology;
-the concentration of a material portion of our investment in a single plant in Shandong, and the risk that construction, commissioning or operational issues at that plant could materially and adversely affect the entire project;
-competition from established petrochemical, environmental and chemical recycling companies, many of which have greater financial, technical and market resources than we have;
-the significant capital expenditures required to complete and operate the plant, and the risk that we may not obtain sufficient financing on acceptable terms; and
-the uncertainty that this new business will generate revenue or profitability, and the risk that the value of the related assets may be impaired if the business does not develop as planned.

There can be no assurance that we will successfully complete the commissioning and ramp-up of the plant, achieve commercial production or realize the expected benefits of this project. If we are unable to successfully develop and commercialize the waste plastic chemical recycling business, our business, financial condition, results of operations and prospects could be materially and adversely affected.

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

Our company and our subsidiaries, Recon Investment Ltd. (“Recon-IN”), Recon Hengda Technology (Beijing) Co., Ltd. (“Recon-BJ”), Shandong Recon Renewable Resources Technology Co., Ltd. (“Recon-SD”) and Guangxi Recon Renewable Resources Co., Ltd. (“Recon-GX”) are contractually engaged with the following PRC VIE companies and their subsidiaries: Beijing BHD Petroleum Technology Co., Ltd. (“BHD”), Future Gas Station (Beijing) Technology, Ltd. (“FGS”), Nanjing Recon Technology Co., Ltd. (“Nanjing Recon”), Gan Su BHD Environmental Technology Co. Ltd. (“Gan Su BHD”), and Huang Hua BHD Petroleum Equipment Manufacturing Co. Ltd. (“HH BHD”) (collectively, the “Domestic Companies”). As new technologies are developed, the Domestic Companies and we may need to adapt and change our products and services, our method of marketing or delivery or alter our current business in ways that may adversely affect revenue and our ability to achieve our proposed business goals. Accordingly, there is a risk that the Domestic Companies’ and our technology will not support a viable commercial enterprise.

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

In the ordinary course of business, our third-party vendors have historically required advance payments before they deliver goods and services to us that enable our operations. These advance payments are often substantial, and we dedicate a material amount of our liquidity to advance these to such third-party vendors. There is no guarantee that the services we require will be delivered, whether due to supply chain disruptions or any other reason after we provide our advance payments, and many of our vendors lack sufficient insurance to protect us against such failures to deliver. Moreover, if a third-party vendor declares bankruptcy or we engage in litigation, we may be unable to recover the advance fees in their entirety, if at all.

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

The Domestic Companies and we develop our software products on third-party middleware software programs that are licensed by our customers from third parties, generally on a non-exclusive basis. The termination of any such licenses, or the failure of the third-party licensors to adequately maintain or update their products, could result in delay in our ability to develop, market or ship certain of our products while we seek to implement technology offered by alternative sources. While it may be necessary or desirable in the future to obtain other licenses, there can be no assurance that we will be able to do so on commercially reasonable terms or at all.

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

We rely on trademark, patent and trade secret law, as well as confidentiality agreements with certain of our employees to protect our proprietary rights. The product patents owned by the Company are employee service patents invented by the Company’s key employees. We generally require the Domestic Companies’ and our employees, consultants, advisors and collaborators to execute appropriate confidentiality agreements with, as applicable, the respective Domestic Companies and us. These agreements typically provide that all material and confidential information developed or made known to the individual during the course of the individual’s relationship with us is owned by us and will be kept confidential and not disclosed to third parties except in specific circumstances. These agreements may be breached, and in some instances, we may not have an appropriate remedy available for breach of the agreements.

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

Despite extensive testing, we may, from time to time, discover defects or errors in the Domestic Companies’ and our software only after use by a customer. We may also experience delays in shipment of our software during the period required to correct such errors. In addition, we may, from time to time, experience difficulties relating to the integration of the Domestic Companies’ and our software products with other hardware or software in the customer’s environment that are unrelated to defects in such software products. Such defects, errors or difficulties may cause future delays in product introductions and shipments, result in increased costs and diversion of development resources, require design modifications or impair customer satisfaction with the Domestic Companies’ and our software. Since these software products are used by our customers to perform mission-critical functions related to petroleum mining and extraction, design defects, software errors, misuse of these products, incorrect data from external sources or other potential problems within or out of our control that may arise from the use of the Domestic Companies’ and our products could result in financial or other damages to our customers. We do not maintain product liability insurance. Although our license agreements with customers contain provisions designed to limit our exposure to potential claims as well as any liabilities arising from such claims, such provisions may not effectively protect us against such claims and the liability and costs associated therewith. To the extent we are found liable in a product liability case, we could be required to pay a substantial amount of damages to an injured customer, thereby impairing our financial condition.

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

We have derived most of our revenue to date from providing integrated automation services to Chinese petroleum companies at oilfields within China and other energy industry companies in China. Our customers’ success is intrinsically linked to economic conditions in China and in the petroleum and energy industries in general and the volatility of prices of crude oil, refined oil products and coal chemical products in particular. Each of the petroleum industry and energy industry is subject to intense competitive pressures and is affected by overall economic conditions. Demand for our services could be harmed by volatility in those industries. There can be no assurance that we will be able to continue our historical revenue growth or sustain our profitability on a quarterly or annual basis or that our results of operations will not be adversely affected by continuing or future volatility in those industries. In particular, sustained low or volatile crude oil prices may cause our principal customers, including CNPC and Sinopec, to reduce or defer their capital expenditures and maintenance spending, which would directly reduce demand for our automation products, equipment and services and could materially and adversely affect our revenue and results of operations.

Our revenue is highly dependent on a very limited number of customers, which subjects our business to high seasonality. Our contracts with such customers may be terminated at any time, materially and adversely affecting our business.

Historically, we derived the majority of our revenue from two customers, (i) China National Petroleum Corporation (“CNPC”) and (ii) China Petroleum and Chemical Corporation (“Sinopec”).

Sinopec’s contribution to our revenue declined to less than 10% beginning in the fiscal year ended June 30, 2017. As we developed new product lines, revenue from Sinopec subsequently increased, accounting for 12%, 17% and 19% of our revenue in the fiscal years ended June 30, 2026, 2025 and 2024, respectively.

We provide products and services to CNPC under a series of agreements, each of which is terminable without notice. We first began to provide services to CNPC in 2000. CNPC accounted for approximately 65%, 44% and 48% of our revenue in the fiscal years ended June 30, 2026, 2025 and 2024, respectively, and any termination of our business relationships with CNPC would materially harm our operations.

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

We are expanding our operations into overseas and offshore oilfield markets, which exposes us to additional risks that could adversely affect our business and results of operations.

In recent periods, a significant portion of our revenue growth has been driven by overseas and offshore oilfield projects, and we intend to continue expanding our international operations. During the fiscal year ended June 30, 2026, overseas oilfield projects accounted for a substantial portion of the increase in our revenue from automation products and software. Conducting business outside of China exposes us to risks that we have historically not faced to the same degree, including political, economic and social instability in the jurisdictions in which we operate; the imposition of tariffs, sanctions, export controls or other trade restrictions; difficulties in staffing and managing foreign operations and projects; longer payment cycles and difficulty collecting receivables across jurisdictions; exposure to additional foreign currencies and related exchange rate fluctuations; compliance with diverse and evolving foreign laws and regulations, including anti-corruption laws such as the U.S. Foreign Corrupt Practices Act; and dependence on a limited number of large overseas projects, the loss, delay or non-renewal of which could materially affect our results. Because our international operations are relatively new and concentrated, any disruption to these projects, or our inability to manage the associated risks, could materially and adversely affect our business, financial condition and results of operations.

Changes in environmental and regulatory factors may harm our business.

To date, the oil drilling industry in China has not been subject to the type and scope of regulation seen in Europe and the United States. However, the Chinese government may implement new legislation or regulations or may enforce existing laws more stringently. For example, the Energy Law of the People’s Republic of China, adopted on November 8, 2024, and took effect on January 1, 2025, is China’s first comprehensive energy law. It encourages, among other things, the optimization of the layout and structure of the petroleum processing and conversion industry through the use of advanced and intensive processing methods. In addition, the Technical Specification for Pollution Control of Solid Waste from the Oil and Gas Exploitation and Production Industry (on Trial) (HJ 1461-2026), which took effect on July 1, 2026, establishes pollution-control requirements for the collection, storage, transfer, utilization and disposal of certain solid waste generated by onshore oil and gas exploitation and production. Either of these scenarios may have a significant impact on our customers’ mining and extraction operations and may require us or our customers to significantly change operations or to incur substantial costs. We believe that the Domestic Companies’ and our operations in China are in compliance with China’s applicable legal and regulatory requirements. However, there can be no assurance that China’s central or local governments will not impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures.

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

We have extended significant loans to third parties, and our inability to collect these loans could materially and adversely affect our financial condition.

As of June 30, 2026, we had outstanding loans to third parties of approximately ¥330.0 million ($48.6 million), consisting of short-term and long-term loans that bear interest at rates ranging from approximately 4.2% to 12.0% per annum, including a ¥100 million loan with a 20-year term entered into in connection with an industrial park project. These loans represent a substantial portion of our total assets. Although we evaluate the creditworthiness of the borrowers and certain loans are secured by collateral, we are exposed to the risk that borrowers may default on their obligations, that the value of any collateral may be insufficient or difficult to realize, and that enforcement of our rights through the PRC legal system may be time-consuming, costly or unsuccessful. During the fiscal year ended June 30, 2026, we recognized an allowance for credit losses against a loan to a third party. The concentration of a significant portion of our assets in loans to third parties also reduces the funds available for our operations and growth. If we are unable to collect these loans in full or on a timely basis, or if we are required to recognize additional allowances for credit losses, our liquidity, financial condition and results of operations could be materially and adversely affected.

We do not intend to pay dividends in the foreseeable future and there are certain restrictions on the payment of dividends under PRC laws.

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

Our certificates, permits, and licenses are subject to governmental control and renewal, and the failure to obtain renewal would cause all or part of our operations to be suspended and may have a material adverse effect on our financial condition.

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

Our new plastic chemical recycling business has no operating history and requires significant capital, and it may not be successful.

We have entered the waste plastic chemical recycling business through our subsidiaries Shandong Recon Renewable Resources Technology Co., Ltd. and Guangxi Recon Renewable Resources Co., Ltd., and we are constructing a chemical recycling plant designed to process waste plastics. As of the date of this annual report, the plant has entered the trial production phase and has not yet generated meaningful revenue, and construction in progress related to the project was approximately ¥86.4 million ($12.7 million) as of June 30, 2026. This business is new to us and involves risks that differ from our existing operations, including the risk that we may not complete construction on schedule or within budget, may fail to obtain or maintain the permits and environmental approvals required to operate the facility, may not achieve expected production yields or product quality, and may be unable to secure sufficient feedstock or customers on acceptable terms. This business is also subject to environmental, health and safety laws and regulations and to volatility in the prices of recycled products and raw materials. If we are unable to successfully develop and operate this business, we may not realize the anticipated returns on our investment, and our financial condition and results of operations could be materially and adversely affected.

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

Moreover, we are exposed to the risk of misconduct, errors and failure to function by our management, employees and parties that we collaborate with, who may from time to time be subject to litigation and regulatory investigations and proceedings or otherwise face potential liability and penalties in relation to noncompliance with applicable laws and regulations, which could harm our reputation and business.

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

There are uncertainties regarding the interpretation and application of PRC laws, rules and regulations, including the laws, rules and regulations governing the validity and enforcement of the Contractual Arrangements between the Wholly Foreign Owned Enterprise (“WFOE”). A WFOE is a limited liability company based in the People’s Republic of China but wholly owned by foreign investors. In our instance, Recon Hengda Technology (Beijing) Co., Ltd (“Recon-BJ”) is a WFOE wholly owned by Recon Investment Ltd. (“Recon-IN”), a Hong Kong limited company, which in turn is wholly owned by us. Recon-BJ and Nanjing Recon, BHD and their respective subsidiaries. We have been advised by our PRC counsel, JingTian&GongCheng LLP, based on their understanding of the current PRC laws, rules and regulations, that (i) the structure for operating our business in China (including our corporate structure and Contractual Arrangements with the Recon-BJ, Nanjing Recon, BHD and their respective subsidiaries) will not result in any violation of PRC laws or regulations currently in effect; and (ii) the Contractual Arrangements among the Recon-BJ and Nanjing Recon, BHD and their respective subsidiaries governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations concerning foreign investment in the PRC, and their application to and effect on the legality, binding effect and enforceability of the contractual arrangements. In particular, we cannot rule out the possibility that PRC regulatory authorities, courts or arbitral tribunals may in the future adopt a different or contrary interpretation or take a view that is inconsistent with the opinion of our PRC legal counsel. Therefore, the Contractual Arrangements may be determined by PRC authorities to be inconsistent with the laws and regulations of the PRC, including those related to foreign investment in certain industries. Therefore, the relevant Chinese regulatory authorities could disallow this structure and hinder our ability to exert contractual control over the Domestic Companies, which would likely result in a material change in operations and/or value of the Company’s ordinary shares, including that it could cause the value of such securities to significantly decline or become worthless.

If any of the Domestic Companies or their ownership structure or the Contractual Arrangements are determined to be in violation of any existing or future PRC laws, rules or regulations, or any of our PRC entities fail to obtain or maintain any of the required governmental permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking the business and operating licenses;
●	discontinuing or restricting the operations;
●	imposing conditions or requirements with which the PRC entities may not be able to comply;
●	requiring us and our PRC entities to restructure the relevant ownership structure or operations, including termination of the contractual agreements with the VIE and deregistering the equity pledge of the VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over the VIE;
●	imposing fines or confiscating the income from our PRC subsidiaries or the VIE.

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

As the energy consumption market opened to private and foreign companies, and as the online payment technology continually developed, we began investing in the downstream oil industry. Over the years, we developed a close relationship with Future Gas Station (Beijing) (also referred to as “FGS”) and we now own 51% of the equity of FGS. As such, our majority stake in FGS presents both a substantial investment in the downstream of the oil industry and comprises a large part of our operations. As such, our controlling interest in FGS represents both a significant investment in the downstream of the oil industry and a large part of our business. The development of FGS depends on its cooperation with gas stations. At present, most of the gas stations in China are owned by the sales companies of PetroChina and Sinopec, so FGS’s business expansion is largely dependent on the development of electronic payment systems and online settlement systems of these major oil companies and their cooperation decisions. As these major oil companies gradually increase their efforts in research and development and deployment of self-built systems, their willingness to cooperate with third-party service and operations support companies such as FGS will decrease or the depth of their cooperation will decrease, resulting in FGS’s growth potential being limited and unable to meet our expectations at the time we acquired FGS. Due to an internal operational decision made by Sinopec Sales Company in May 2025, Sinopec will cease direct cooperation with any external companies, including FGS. As a result, FGS’s business began a significant decline in July 2025, with revenue and active activities falling sharply to zero by the end of June 2026, which may lead to substantial losses. FGS is currently exploring new business ventures and client acquisition opportunities; however, there is no guarantee of success. We may suffer a significant loss on our substantial investment in FGS.

Our contractual arrangements with the Domestic Companies may result in adverse tax consequences to us.

As a result of our corporate structure and contractual arrangements between Recon-BJ and the Domestic Companies, we are effectively subject to several PRC taxes on both revenue generated by Recon-BJ’s operations in China and revenue derived from Recon-BJ’s contractual arrangements with the Domestic Companies. Moreover, we would be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between Recon-BJ and the Domestic Companies were not on an arm’s length basis and therefore constitute a favorable transfer price. As a result, the PRC tax authorities could request that we adjust our taxable income upward for PRC tax purposes. If the PRC tax authorities took such action, such authorities would be able to establish in its sole discretion the amount of tax payable by Recon-BJ, so we cannot predict the effect of such action on our company other than the likely effect that our profits would decrease. Such a pricing adjustment could adversely affect us by:

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

Risks Related to Doing Business in China

The recent state government interference in the business activities of U.S.-listed Chinese companies may negatively impact our existing and future operations in China.

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

Because of the VIEs and their subsidiaries in China and given the Chinese government’s significant oversight and discretion over the conduct of our business operations there, the Chinese government may seek to affect our operations, including our ability to offer securities to investors, list our securities on a U.S. or other foreign exchange, conduct our business or accept foreign investment. The Chinese government may intervene or influence the Company’s current and future operations in China at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers like ourselves.

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

Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. It is uncertain when and whether we will be required to obtain permission from the PRC government to offer securities in the U.S. in the future, and even when such permission is obtained, whether we will be denied or rescinded. Although we are currently not required to obtain permission from any of the PRC regulatory authorities to obtain such permission and have not received any denial regarding our listing on the Nasdaq Capital Market and the entry into the VIE Agreements, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry.

Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate our auditors for two consecutive years.

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

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. The interim final rule applies to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. Consistent with the HFCA, the interim final rule requires the submission of documentation to the SEC establishing that such a registrant is not owned or controlled by a government entity in that foreign jurisdiction and also requires disclosure in a foreign issuer’s annual report regarding the audit arrangements of, and government influence on, such registrants. On May 13, 2021, the PCAOB issued proposed PCAOB Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act for public comment. The proposed rule provides a framework for making determinations as to whether PCAOB is unable to inspect an audit firm in a foreign jurisdiction, including the timing, factors, bases, publication and revocation or modification of such determinations, and such determinations will be made on a jurisdiction-wide basis in a consistent manner applicable to all firms headquartered in the jurisdiction. In November 2021, the SEC approved PCAOB Rule 6100. On December 2, 2021, the SEC adopted amendments to final rules implementing the disclosure and submission requirements of the HFCA.

On June 22, 2021, the U.S. Senate passed a bill titled as the Accelerating Holding Foreign Companies Accountable Act, or AHFCA Act which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two.

Further, the PCAOB adopted a final rule on September 22, 2021 implementing the HFCA Act. Such final rule, however, remains subject to the SEC’s approval and it remains unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations and or PCAOB’s rule will be adopted.

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

Congress passed fiscal year 2023 Omnibus spending legislation in December 2022, which contained provisions to accelerate the HFCA timeline for implementation of trading prohibitions from three years to two years. As a result, the SEC is required to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections or complete investigations for two consecutive years.

Our current auditor, Enrome LLP, an independent registered public accounting firm, has been retained to audit the financial statements for the fiscal year ended June 30, 2026, and has been our auditor since August 22, 2023. Enrome LLP is subject to PCAOB inspections and the PCAOB is able to inspect our auditor. We cannot assure you whether NASDAQ or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In the event that there is a lack of inspection or if Enrome LLP is unable to permit an inspection by the PCAOB, however unlikely, our shares would be prohibited under the HFCA Act which may lead a securities exchange to determine to delist our shares. Such potential delisting would substantially impair your ability to sell or purchase our shares when you wish to do so, and such risk and uncertainty associated with a potential delisting due to a lack of inspection would have a negative impact on the price of our shares.

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

Pursuant to the Trial Administrative Measures, we have to file with the CSRC with respect to public offering, and the CSRC will conclude the filing procedures and publish the filing results on the CSRC website within twenty working days after receiving the filing documents, if the filing documents are complete and in compliance with stipulated requirements. However, during the filing process, the CSRC may request the Company to supply additional documents or may consult with competent authorities, the time for which will not be counted in the twenty working days. As advised by Jingtian&Gongcheng, our PRC counsel, we were not required to complete the filing procedures pursuant to the Trial Measures for our initial public offering because we completed our IPO and listing prior to September 30, 2023. However, we are now required to complete the filing procedures with the CSRC pursuant to the requirements of the Trial Measures for subsequent offerings conducted in the U.S. Based on the above and our understanding of the Chinese laws and regulations currently in effect as of the date of this report, any failure or perceived failure of the Company to fully comply with the filing requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations, potentially causing the value of our securities to significantly decline or be worthless.

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

We may be subject to various risks and costs associated with the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. This data is wide ranging and relates to our investors, employees, contractors and other counterparties and third parties. The relevant PRC laws apply not only to third-party transactions, but also to transfers of information between us, the Domestic Companies, our subsidiaries and other parties with which we have commercial relations.

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

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator, such as the Department of Justice, the SEC, the PCAOB and other authorities, to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

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

Several of our PRC subsidiaries have undergone multiple equity transfers in the past. According to the Individual Income Tax Law of the People’s Republic of China (IIT Law, 2018 Amendment), where an individual undergoes modification registration for transfer of equities, the registration authority of the market participant shall verify the payment receipt of individual income tax related to the equity transaction. Since we have successfully completed the modification registration processes, taxes related to the previous equity transfers have been duly paid. However, as of the date of this annual report, we are unable to provide tax certificates for all individual transferors involved in these transactions.

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

Under the PRC EIT Law and its implementation rules, the profits of a foreign invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Our PRC subsidiary is wholly-owned by our Hong Kong subsidiary. Moreover, under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (1) the taxpayer must be the beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiary must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the State Administration of Taxation promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties on October 27, 2009, which limits the “beneficial owner” to individuals, projects or other organizations normally engaged in substantive operations, and sets forth certain detailed factors in determining the “beneficial owner” status. In current practice, a Hong Kong enterprise must obtain a tax resident certificate from the relevant Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority. As of the date of this annual report, we have not commenced the application process for a Hong Kong tax resident certificate from the relevant Hong Kong tax authority, and there is no assurance that we will be granted such a Hong Kong tax resident certificate.

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

In December 2022, Congress passed fiscal year 2023 Omnibus spending legislation, which contained provisions to accelerate the HFCA timeline for implementation of trading prohibitions from three years to two years. As a result of the legislation, the SEC is required to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections or complete investigations for two consecutive years.

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

Proposed changes to Nasdaq’s continued listing standards could increase the risk that our Class A Ordinary Shares will be suspended or delisted.

On July 22, 2026, the SEC’s Division of Trading and Markets, acting pursuant to delegated authority, approved a Nasdaq rule change that would require companies listed on the Nasdaq Global Select Market, Nasdaq Global Market or Nasdaq Capital Market to maintain a minimum market value of listed securities, or MVLS, of at least $5 million. Under the proposed rule, if a listed company’s MVLS remained below $5 million for 30 consecutive business days, Nasdaq would issue a Staff Delisting Determination and immediately suspend and delist the company’s securities, without providing the compliance period generally available for certain other continued listing deficiencies.

Petitions for review of the delegated approval were subsequently filed, automatically staying the effectiveness of the rule. On September 11, 2026, the SEC granted review of the delegated action. Accordingly, the proposed $5 million MVLS requirement is not currently effective, and Nasdaq’s existing continued listing standards remain applicable while the SEC’s review is pending. We cannot predict whether or when the proposed rule will become effective or whether it will be adopted in its current form or with modifications.

If the proposed rule becomes effective and the market value of our listed securities remains below $5 million for the prescribed period, our Class A Ordinary Shares could be subject to immediate suspension and delisting without an opportunity to regain compliance. We have a relatively small public float and market capitalization, and the market value of our Class A Ordinary Shares may be affected by factors beyond our control, including fluctuations in our operating results, general market conditions, investor sentiment regarding China-based companies and the trading price and volume of our Class A Ordinary Shares. We cannot assure you that we would be able to take remedial action sufficient to maintain compliance with the proposed requirement.

Any suspension or delisting of our Class A Ordinary Shares could materially reduce their liquidity and market price, impair our ability to raise capital, reduce the ability of shareholders to trade their shares and result in the loss of investor confidence.

ITEM 4.INFORMATION ON THE COMPANY

A. History and Development of the Company

Recon Technology, Ltd (the “Company”) was incorporated under the laws of the Cayman Islands on August 21, 2007 by Mr. Yin Shenping, Mr. Chen Guangqiang and Mr. Li Hongqi (the “Founders”) as a company with limited liability. We provide oilfield specialized equipment, automation systems, tools, chemicals and field services to petroleum companies mainly in the PRC. The Company’s wholly owned subsidiary, Recon Technology Co., Limited (“Recon-HK”) was incorporated on September 6, 2007 in Hong Kong. On November 15, 2007, Recon-HK established one wholly owned subsidiary, Jining Recon Technology Ltd. (“Recon-JN”) under the laws of the PRC, and later dissolved on April 10, 2019 as part of our previously disclosed organizational restructuring. Recon-HK did not own any assets or conduct any operations and was dissolved on May 15, 2020. On November 19, 2010, the Company established another wholly owned subsidiary, Recon Investment Ltd. (“Recon-IN”) under the laws of HK. On December 18, 2014, Recon-IN established one wholly owned subsidiary, Recon Hengda Technology (Beijing) Co., Ltd. (“Recon-BJ”) under the laws of the PRC. Other than the equity interest in Recon-BJ, Recon-IN does not own any assets or conduct any operations. On October 10, 2023, Recon-IN established a wholly owned subsidiary, Shandong Recon Renewable Resources Technology Co., Ltd. (“Recon-SD”) under the laws of PRC. On February 22, 2024, Guangxi Recon Renewable Resources Co., Ltd. (“Recon-GX”) was also established under the laws of PRC. Recon-SD and Recon-GX will carry out wasted plastic chemical recycling business to serve customers located in different areas.

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

As of the date of this report, Nanjing Recon is held by Shenping Yin (99.7501%) and Yingwu Yan (0.2499%), and BHD is held by Guangqiang Chen (85.9270%), Shenping Yin (10.00%), Donglin Li (3.7704%) and Zhiqiang Feng (0.3027%). These updates do not affect the Registrant’s contractual control over the VIEs.

On August 28, 2000, a founder of the Company purchased a controlling interest in BHD which was organized under the laws of the PRC on June 29, 1999. Through December 15, 2010, the Founders held a 67.5% ownership interest in BHD. From December 16, 2010 to June 30, 2012, Messrs. Yin Shenping and Chen Guangqiang held an 86.24% ownership interest of BHD. From June 30, 2012 to June 30, 2019, Mr. Chen Guangqiang continued to devote his personal patent to BHD and increased his ownership interest of BHD. On September 16, 2020, Yin Shenping transferred the ownership interest of ¥750,000 held by him to Chen Guangqiang. On September 29, 2024, Yin Shenping contributed an additional capital of ¥10,000 to BHD. On March 18, 2025, Yin Shenping subscribed an additional capital of ¥11,101,100 to BHD. As of the date of this report, Mr. Chen Guangqiang holds 85.9270% ownership interest of BHD and Mr. Yin Shenping holds 10.00% ownership interest of BHD. BHD is combined with the Company through the date of the exclusive agreements, and has been consolidated following January 1, 2008, the date of the agreements based on ASC Topic 810. The Company allocates net income 95% and 100%, respectively, based upon the control agreements. Profits allocated to the minority interest are the remaining amount (5%).

On July 4, 2003, Nanjing Recon was organized under the laws of the PRC. On August 27, 2007, the Founders of the Company purchased a majority ownership of Nanjing Recon from a related party who was a majority owner of Nanjing Recon. Through December 15, 2010, the Founders held 80% ownership interest in Nanjing Recon. From December 16, 2010 to June 30, 2012, Messrs. Yin Shenping and Chen Guangqiang held 80% ownership interest of Nanjing Recon. On November 27, 2020, Chen Guangqiang transferred the ownership interest of ¥200,000 held by him to Yin Shenping. As of the date of this report, Mr. Yin Shenping holds a 99.7501% ownership interest of Nanjing Recon. Nanjing Recon is combined with the Company through the date of the exclusive agreements, and is consolidated following January 1, 2008, the date of the agreements based on ASC Topic 810. The Company allocates net income 95% and 100%, respectively, based upon the control agreements. Profits allocated to the non-controlling interest are the remaining amount (5%).

On January 29, 2015, we increased our authorized shares from 25,000,000 to 100,000,000 Class A Ordinary Shares.

BHD, one VIE, controls following subsidiaries:

1)	On December 17, 2015, Huang Hua BHD Petroleum Equipment Manufacturing Co. LTD (“HH BHD”), a fully owned subsidiary established by BHD was organized under the laws of the PRC, focusing on the production of high efficiency heating furnaces. As of June 30, 2025, BHD had invested a total of ¥5.09 million to HH BHD. BHD owns an interest of 100% of HH BHD.

2)	On May 23, 2017, Gan Su BHD Environmental Technology Co., Ltd (“Gan Su BHD”) was established by BHD and another investor under the laws of the PRC, with registered capital of ¥50 million. It is focusing on oilfield sewage treatment and oily sludge disposal projects. As of June 30, 2020, BHD had invested a total of ¥15.98 million Gan Su BHD. The paid in capital of Gan Su BHD contributed by all investors was ¥20.74 million ($3.06 million) as of June 30, 2020. Based on its revised charter dated August 11, 2017, BHD owns an interest of 51% of Gan Su BHD. The paid in capital was ¥22,935,000 ($3,380,201) as of June 30, 2021. On April 26, 2021, the minority shareholder of Gan Su BHD transferred 15.4% of the equity interest hold to BHD. On May 19, 2021, the minority shareholder transferred 3.6% equity shares and BHD transferred 15.4% equity shares of Gan Su BHD to Nanjing Recon. By June 30, 2021, BHD owns an interest of 51% and Nanjing Recon owns an interest of 19% of Gan Su BHD. Nanjing Recon invested a total of RMB ¥4,560,000 ($672,061) in Gan Su BHD in July, August, and September of 2021. The paid in capital was ¥27,495,000 ($4,052,262) as of June 30, 2026.
3)	On October 16, 2017, Qing Hai BHD New Energy Technology Co., Ltd. (“Qinghai BHD”) was established by BHD and a few other investors under the laws of the PRC, with registered capital of ¥50 million. It is focusing on design and production and sales of solar energy heating furnaces. As of June 30, 2020, BHD had invested a total of ¥4.2 million to Qinghai BHD. The paid in capital was ¥4.2 million ($0.6 million) as of June 30, 2020. BHD owns an interest of 55% of Qinghai BHD. The paid in capital was ¥4,200,000 ($619,003) as of June 30, 2021. BHD owned an interest of 55% of Qinghai BHD previously; however, based on an agreement signed by the shareholders of Qinghai BHD dated October 23, 2018, each of the other two individual shareholders agreed to reduce 10% of their equity interests. As a result, Qinghai BHD returned ¥200,000 paid in capital back to one of the individual shareholders. After the new arrangement, BHD owns a total interest of 75% of Qinghai BHD. In fiscal year 2025, the Company’s management approved a plan to cease operations and close Qinghai BHD. Qinghai BHD primarily sold heating furnaces to industrial clients similar to those of BHD’s equipment operations. The decision to close Qinghai BHD was made due to its poor operating performance and failure to expand its market. Qinghai BHD’s major operations was ceased by June 2025 and was fully wound down as of September 2, 2025.
4)	On December 12, 2024, BHD and other investors incorporated Hebei Mashiji New Energy Technology Co., Ltd. (“MSJ”) under PRC law with a registered capital of ¥10 million (approximately $1.5 million). As of June 30, 2025, BHD owned a 70% equity interest in MSJ, having invested ¥700,000 ($103,167) for this interest. MSJ primarily produces and sells methanol fuel energy-enhancing additives for vehicles. To date, MSJ remains in the initial preparatory phase and is undertaking the procedures necessary for applying for the relevant product manufacturing license. On September 11, 2025, BHD transferred 51% of MSJ’s equity interest to a non-related investor, becoming a minority shareholder of MSJ. Accordingly, MSJ is no longer affiliated with BHD and by extension, the Company.

On December 15, 2017, we, through VIEs, BHD and Nanjing Recon, entered into a subscription agreement with Future Gas Station (Beijing) Technology, Ltd (“FGS”), pursuant to which we acquired an 8% equity interest in FGS. Established in January 2016, FGS is a service company focusing on providing new technical applications and data operations to gas stations and provides solutions to gas stations to improve their operations and their customers’ experience. On August 21, 2018, we entered into an investment agreement and a supplemental agreement (collectively, the “Investment Agreement”) with FGS and the other shareholders of FGS. Pursuant to the Investment Agreement, our ownership interest in FGS shall increase from 8% to 43%, in exchange for our investment in FGS for a total amount of RMB10 million in cash and the issuance of 2,435,284 (677 shares post 2024 Reverse Stock Split and 2026 Reverse Stock Split) restricted Class A Ordinary Shares to the other shareholders of FGS with certain conditions. On September 24, 2019, the Company agreed to extend the agreement for six more months as negotiated with FGS to ensure the founding team can better meet its obligations under the agreement. On March 17, 2020, the Company, FGS and the other shareholders of FGS signed the third supplemental agreement to extend another 12 months to February 20, 2021 as the number of the gas stations was the only performance goal that was not achieved. As of June 30, 2020, we had invested an aggregate amount of RMB35,579,586 ($5,243,782) in FGS and issued 487,057 (136 shares post 2024 Reverse Stock Split and 2026 Reverse Stock Split) restricted shares in total to other shareholders of FGS, and our ownership interest in FGS has increased to 43%. On February 4, 2021, Nanjing Recon and BHD, entered into the fourth supplemental agreement to the investment agreement with FGS and FGS’ founding shareholders to acquire 8% equity ownership of FGS. Through the fourth supplemental agreement, the Domestic Companies waived the requirement on FGS’ performance goal about the number of gas stations. Accordingly, the Domestic Companies agreed to pay for the balance of the investment and cancelled the related lock-up terms on the restricted shares, The transaction has been hereby closed. As a result, the Domestic Companies collectively own 51% interest of FGS and began to consolidate the financial results of FGS since January 2021.

On April 5, 2021, at the 2021 annual meeting, to implement a dual class structure, our shareholders approved (i) a special resolution that the authorized share capital of the Company be amended from US$1,850,000, divided into 20,000,000 (5,556 shares post 2024 Reverse Stock Split and 2026 Reverse Stock Split) ordinary shares of a nominal or par value of US$0.0925 ($0.02 post 2024 Reverse Stock Split, 2024 Change in Capital Structure and 2026 Reverse Stock Split) each, to US$15,725,000, divided into 150,000,000 (41,667 shares post 2024 Reverse Stock Split and 2026 Reverse Stock Split) Class A ordinary shares of a nominal or par value of US$0.0925 ($0.02 post 2024 Reverse Stock Split, 2024 Change in Capital Structure and 2026 Reverse Stock Split) each and 20,000,000 Class B ordinary shares of a nominal or par value of US$0.0925 ($0.0001 post 2024 Change in Capital Structure) each, and (ii) a special resolution that the Third Amended and Restated Memorandum and Articles of Association of the Company to substitute the Second Amended and Restated Memorandum and Articles of Association. On April 7, 2021, we filed the Third Amended and Restated Memorandum and Articles of Association with the Companies Register of the Cayman Islands. Our Class A ordinary shares began to trade on the NASDAQ Capital Market on April 12, 2021 under the same symbol, “RCON.”

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

On March 9, 2023, our board approved an additional grant of 3,000,000 Class B shares to Shenping Yin and Guangqiang Chen, each of whom has received a one-time share grant of 1,500,000 Class B Ordinary Shares. On March 15, 2023, the Company signed a consulting agreement with a Company’s employee and some business consultants (the “Consultants”). As the service consideration, the Company issued 2,000,000 (556 shares post 2024 Reverse Stock Split and 2026 Reverse Stock Split) restricted Class A Ordinary Shares to the Consultants as compensation for acting as advisors to the Company on new business exploration.

On March 15, 2023, the Company and certain institutional Investors entered into that certain securities purchase agreement, pursuant to which the Company agreed to sell to such Investors an aggregate of 8,827,500 (2,453 shares post 2024 Reverse Stock Split and 2026 Reverse Stock Split) Class A ordinary shares, par value $0.0925 ($333 post 2024 Reverse Stock Split and 2026 Reverse Stock Split) per share (the “Ordinary Shares”) and 1,175,000 (327 pre-funded warrants post 2024 Reverse Stock Split and 2026 Reverse Stock Split) pre-funded warrants (the “Pre-Funded Warrants”) to purchase ordinary shares in a registered direct offering, and warrants to purchase up to 10,002,500 (2,779 shares post 2024 Reverse Stock Split and 2026 Reverse Stock Split) Class A Ordinary Shares in a concurrent private placement, for gross proceeds of approximately $8.0 million before deducting the placement agent’s fees and other estimated offering expenses.

Ordinary share purchase warrants to purchase an aggregate of 7,950,769 (2,209 shares post 2024 Reverse Stock Split and 2026 Reverse Stock Split) ordinary shares previously issued by the Company to certain institutional investors on June 16, 2021 had the exercise price reduced to $0.80 ($2,880 post 2024 Reverse Stock Split and 2026 Reverse Stock Split). A sticker amendment was filed on April 14, 2023 with the SEC to effectuate the reduced exercise price of $0.80 ($2,880 post 2024 Reverse Stock Split and 2026 Reverse Stock Split) from $6.24 ($22,464 post 2024 Reverse Stock Split and 2026 Reverse Stock Split).

On October 16, 2023, 1,175,000 (327 pre-funded warrants post 2024 Reverse Stock Split and 2026 Reverse Stock Split) pre-funded warrants issued on March 15, 2023 were exercised by an investor and 1,175,000 (327 shares post 2024 Reverse Stock Split and 2026 Reverse Stock Split) Class A Ordinary shares were issued and outstanding.

On December 14, 2023, the Company entered into a Warrant Purchase Agreement with certain accredited investors pursuant to which the Company agreed to buy back an aggregate of 17,953,269 (4,988 warrants post 2024 Reverse Stock Split and 2026 Reverse Stock Split) warrants from the investors, and the investors agreed to sell the Warrants back to the Company. The purchase price for each Warrant is $0.25 ($900 post 2024 Reverse Stock Split and 2026 Reverse Stock Split).

On January 31, 2024, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”), pursuant to which the Company agreed to sell securities to various purchasers (the “Purchasers”) in a private placement transaction (the “Private Placement”). Pursuant to the Securities Purchase Agreement, the Company agreed to transfer, assign, set over and deliver to the Purchasers and the Purchasers agree, severally and not jointly, to acquire from the Company in the aggregate 100,000,000 (27,778 shares post 2024 Reverse Stock Split and 2026 Reverse Stock Split) of the Company’s Class A ordinary shares (the “Shares”) at $0.11 ($396 post 2024 Reverse Stock Split and 2026 Reverse Stock Split) per share for $11,000,000. On February 2, 2024, the Company closed the Private Placement.

On February 26, 2024, the Company granted 6,255,483 (1,738 shares post 2024 Reverse Stock Split and 2026 Reverse Stock Split, as defined below) restricted Class A shares and 12,900,000 restricted Class B shares to its management and staff. The fair value of the Class A restricted shares was $988,366 based on the fair value of share price $0.158 ($569 post 2024 Reverse Stock Split and 2026 Reverse Stock Split) at February 26, 2024. The fair value of the Class B restricted shares was $2,130,000 based on the fair value of share price $0.17 at February 26, 2024.

On March 29, 2024, the Company’s shareholders approved the reverse shares split of the Company’s Class A Ordinary Shares at the ratio of one-for-eighteen with the market effective date of May 1, 2024 (the “2024 Reverse Stock Split”). In connection with the reverse stock split, on March 29, 2024 the Company’s shareholders approved and authorized the Company’s registered office service agent to file the Fourth Amended and Restated Memorandum and Articles of Association with local registry, and change its authorized share capital from: US$15,725,000 divided into 150,000,000 (41,667 shares post 2024 Reverse Stock Split, 2024 Change in Capital Structure and 2026 Reverse Stock Split) Class A Ordinary Shares of a nominal or par value of US$0.0925 ($0.02 post 2024 Reverse Stock Split, 2024 Change in Capital Structure and 2026 Reverse Stock Split) each, and 20,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0925 ($0.0001 post 2024 Change in Capital Structure) each, to: US$58,000 divided into 500,000,000 (2,500,000 shares post 2026 Reverse Stock Split) Class A Ordinary Shares of a nominal or par value of US$0.0001 ($0.02 post 2026 Reverse Stock Split) each and 80,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each (the “2024 Change in Capital Structure”).

On March 31, 2025, the Company granted 2,263,194 (125,733 shares post 2026 Reverse Stock Split) restricted Class A Ordinary Shares to its management and staff. The fair value of the Class A restricted shares was $3,496,635 based on the fair value of share price $1.5450 ($309 post 2026 Reverse Stock Split) at March 31, 2025.

On February 13, 2026, the Company held its annual general meeting of shareholders, at which the shareholders approved the following special resolution: to increase the authorized share capital of the Company be increased from $58,000 divided into 500,000,000 (2,500,000 shares post 2026 Reverse Stock Split) Class A Ordinary Shares of a nominal or par value of $0.0001 ($0.02 post 2026 Reverse Stock Split) each, and 80,000,000 Class B Ordinary Shares of a nominal or par value of $0.0001 each, to $320,000 divided into 3,000,000,000 (15,000,000 shares post 2026 Reverse Stock Split) Class A Ordinary Shares of a nominal or par value of $0.0001 ($0.02 post 2026 Reverse Stock Split) each and 200,000,000 Class B Ordinary Shares of a nominal or par value of $0.0001 each, by the creation of 2,500,000,000 (12,500,000 shares post 2026 Reverse Stock Split) Class A Ordinary Shares of a nominal or par value of $0.0001 ($0.02 post 2026 Reverse Stock Split) and 120,000,000 Class B Ordinary Shares of a nominal or par value of $0.0001 each. (the “2026 Change in Capital Structure”)

On April 10, 2026, the Company entered into a securities purchase agreement with 12 non-U.S. Purchasers thereto relating to the issuance and sale of an aggregate of 60,000,000 (300,000 shares post 2026 Reverse Stock Split) Class A ordinary shares, par value US$0.0001 ($0.02 post 2026 Reverse Stock Split) per share, at $0.30 ($60 post 2026 Reverse Stock Split) per share for the total amounts of $18,000,000 (or approximately RMB123,568,200, converted at an exchange rate of RMB6.8649 per US$1.0 ($200 post 2026 Reverse Stock Split), being the USD/RMB central parity rate published by the People’s Bank of China from April 9, 2026) from all Purchasers (the “PIPE Transaction”).

On July 1, 2026, the board of directors of the Company approved a 1-for-200 share consolidation of the Company’s Class A Ordinary Shares (the “2026 Reverse Stock Split”), pursuant to the authority granted by the Company’s shareholders at the annual general meeting held on February 13, 2026 (the “2026 AGM”), which became effective on August 18, 2026 and reflected on the Nasdaq Capital Market as of the open of business on that date.

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

Shareholders’ Power of Attorney

Pursuant to the shareholders’ amended and restated power of attorney, the shareholders of each of BHD and Nanjing Recon gives Recon-BJ irrevocable proxies to act on their behalf on all matters pertaining to each of BHD and Nanjing Recon and to exercise all of their rights as shareholders of each of BHD and Nanjing Recon, including the right to execute and deliver shareholder resolutions, to dispose any or all equity interests, to nominate, elect, designate, or appoint officers and directors, to supervise company’s performance, to approve submission of any registration documents, to attend shareholders meetings, to exercise voting rights and all of the other rights, to take legal actions against the harmful actions by directors or officers, to approve the amendments to the articles of association of the company, and any other rights under the articles of association of the company. The amended and restated power of attorney shall remain in effect while the shareholders of each of BHD and Nanjing Recon hold the equity interests in each of BHD and Nanjing Recon.

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

We are subject to certain legal and operational risks associated with the VIEs’ operations in China. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and therefore, these risks may result in a material change in the VIEs’ operations, significant depreciation of the value of our Class A Ordinary Shares, or a complete hindrance of our ability to offer or continue to offer our securities to investors. See “Risk Factors - We conduct our business through BHD, Nanjing Recon, FGS and their respective subsidiaries by means of Contractual Arrangements. If the PRC courts or administrative authorities determine that these contractual arrangements do not comply with applicable regulations, we could be subject to severe penalties and our business could be adversely affected. In addition, changes in such PRC laws and regulations may materially and adversely affect our business.” Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. exchange.

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

Each VIE has its own operating cash flow. Cash flow between our Company and the VIEs primarily consists of transfers from us to the VIEs for supplemental working capital, which is mainly used to purchase materials and payment of operating expenses and investments. In addition, the VIEs occasionally make payments on our behalf when we experience a cash shortage. For the fiscal years ended June 30, 2026, 2025 and 2024, net cash transferred from the Company to the VIEs was RMB194,007,871, RMB92,151,863 and RMB84,211,565, respectively. Neither we nor the VIEs have present plans to distribute earnings or settle amounts owed under the Contractual Agreements. We currently plan to retain the cash in the VIEs for business growth and operation. No dividends or distributions have been declared to pay to us from our subsidiaries or the VIEs. No dividends or distributions were made to any U.S. investors. For a description of our corporate structure and VIE contractual arrangements, see “Item 4.A, ‘History and Development of the Company,’ and Item 4.C, ‘Organizational Structure.’” See also “Risk Factors – Risks Related to Our Corporate Structure.”

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

SELECTED CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

	For the Year Ended June 30, 2026
	Recon
	Technology,
	Ltd.
	(Cayman	“Non-VIE Subsidiaries	VIEs and VIE’s		Consolidated
	Islands)	(Hong Kong and PRC)”	subsidiaries (PRC)	Eliminations	Total
Revenue	¥—	¥—	¥120,415,337	¥(10,517,092)	¥109,898,245
Cost of Revenue	—	—	81,501,606	(8,091,401)	73,410,205
Gross Profit	—	—	38,913,731	(2,425,691)	36,488,040
Operating expenses	31,152,145	6,050,480	40,512,998	—	77,715,623
Loss from operations	(31,152,145)	(6,050,480)	(1,599,267)	(2,425,691)	(41,227,583)
Other income, net	2,878,956	5,084,040	1,617,982	—	9,580,978
Loss from subsidiaries	—	(420,419)	—	420,419	—
Loss from VIEs	(1,386,859)	—	—	1,386,859	—
Income tax expenses	—	—	(1,609)	—	(1,609)
Net income (loss)	(29,660,048)	(1,386,859)	20,324	(618,413)	(31,644,996)
Non-controlling interest	—	—	(1,984,948)	—	(1,984,948)
Net Income (Loss) Attributable to Recon Technology, Ltd	¥(29,660,048)	¥(1,386,859)	¥2,005,272	¥(618,413)	¥(29,660,048)

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

SELECTED CONDENSED CONSOLIDATING BALANCE SHEETS

	As of June 30, 2026
	Recon
	Technology,
	Ltd.
	(Cayman	Non-VIE Subsidiaries	VIEs and VIE’s		Consolidated
	Islands)	(Hong Kong and PRC)	subsidiaries (PRC)	Eliminations	Total
Cash and cash equivalents	¥11,953,256	¥7,653,938	¥10,138,380	¥—	¥29,745,574
Restricted cash	—	—	104	—	104
Short-term investments	—	—	9,005,007	—	9,005,007
Other current assets	603,033	85,307,664	104,309,493	—	190,220,190
Intercompany receivables	661,896,728	213,550,659	—	(875,447,387)	—
Total current assets	674,453,017	306,512,261	123,452,984	(875,447,387)	228,970,875
Investments in subsidiaries and VIEs	(106,583,828)	—	—	106,583,828	—
Benefits through VIEs and VIE’s subsidiaries	—	(139,035,856)	—	139,035,856	—
Other non-current assets	—	368,261,088	44,640,503	(2,425,692)	410,475,899
Total non-current assets	(106,583,828)	229,225,232	44,640,503	243,193,992	410,475,899
Total Assets	567,869,189	535,737,493	168,093,487	(632,253,395)	639,446,774
Intercompany payables	—	626,953,682	248,493,705	(875,447,387)	—
Other liabilities and accrued liabilities	1,542,050	20,941,046	64,533,276	—	87,016,372
Total Liabilities	1,542,050	647,894,728	313,026,981	(875,447,387)	87,016,372
Class A ordinary shares, $0.02 U.S. dollar par value, 2,500,000 shares authorized and $0.02 U.S. dollar par value, 15,000,000 shares authorized as of June 30, 2025 and June 30, 2026, respectively; 53,154 shares and 353,154 shares issued and outstanding as of June 30, 2025 and June 30, 2026, respectively*	142,646	—	—	—	142,646
Class B ordinary shares, $0.0001 U.S. dollar par value, 200,000,000 shares authorized; 20,000,000 shares and 20,000,000 shares issued and outstanding as of June 30, 2025 and June 30, 2026, respectively	14,038	—	—	—	14,038
Additional paid-in capital	827,448,759	30,853,532	5,573,407	(36,426,939)	827,448,759
Retained earnings	(288,411,758)	(150,951,376)	(133,716,409)	284,667,785	(288,411,758)
Accumulated other comprehensive income (loss)	27,133,454	7,940,609	(2,893,755)	(5,046,854)	27,133,454
Total Shareholders’ Equity	566,327,139	(112,157,235)	(131,036,757)	243,193,992	566,327,139
Non-controlling interests	—	—	(13,896,737)	—	(13,896,737)
Total Liabilities and Equity	¥567,869,189	¥535,737,493	¥168,093,487	¥(632,253,395)	¥639,446,774

* Retrospectively restated for the 1-for-200 reverse stock split effective on August 18, 2026.

	As of June 30, 2025
	Recon
	Technology,
	Ltd.
	(Cayman	Non-VIE Subsidiaries	VIEs and VIE’s		Consolidated
	Islands)	(Hong Kong and PRC)	subsidiaries (PRC)	Eliminations	Total
Cash and cash equivalents	¥58,938,178	¥31,449,654	¥8,486,745	¥—	¥98,874,577
Restricted cash	—	—	8,204	—	8,204
Short-term investments	3,599,211	—	—	—	3,599,211
Other current assets	101,882,614	34,282,844	117,510,448	—	253,675,906
Intercompany receivables	467,888,857	162,007,955	—	(629,896,812)	—
Total current assets	632,308,860	227,740,453	126,005,397	(629,896,812)	356,157,898
Investments in subsidiaries and VIEs	(162,651,169)	—	—	162,651,169	—
Benefits through VIEs and VIE’s subsidiaries	—	(149,604,219)	—	149,604,219	—
Other non-current assets	—	126,551,114	42,912,113	—	169,463,227
Total non-current assets	(162,651,169)	(23,053,105)	42,912,113	312,255,388	169,463,227
Total Assets	469,657,691	204,687,348	168,917,510	(317,641,424)	525,621,125
Intercompany payables	—	364,307,856	265,588,956	(629,896,812)	—
Other liabilities and accrued liabilities	2,230,173	8,604,069	60,817,136	—	71,651,378
Total Liabilities	2,230,173	372,911,925	326,406,092	(629,896,812)	71,651,378
Class A ordinary shares, $0.02 U.S. dollar par value, 2,500,000 shares authorized; 39,957 shares and 53,154 shares issued and outstanding as of June 30, 2024 and June 30, 2025, respectively*	101,548	—	—	—	101,548
Class B ordinary shares, $0.0001 U.S. dollar par value, 80,000,000 shares authorized; 7,100,000 shares and 20,000,000 shares issued and outstanding as of June 30, 2024 and June 30, 2025, respectively	14,038	—	—	—	14,038
Additional paid-in capital	692,569,747	—	5,573,408	(5,573,408)	692,569,747
Retained earnings	(258,751,710)	(149,564,514)	(135,721,678)	285,286,192	(258,751,710)
Accumulated other comprehensive income (loss)	33,493,895	(18,660,063)	(13,882,541)	32,542,604	33,493,895
Total Shareholders’ Equity	467,427,518	(168,224,577)	(144,030,811)	312,255,388	467,427,518
Non-controlling interests	—	—	(13,457,771)	—	(13,457,771)
Total Liabilities and Equity	¥469,657,691	¥204,687,348	¥168,917,510	¥(317,641,424)	¥525,621,125

* Retrospectively restated for the 1-for-200 reverse stock split effective on August 18, 2026.

	As of June 30, 2024
	Recon
	Technology,
	Ltd.
	(Cayman	Non-VIE Subsidiaries	VIEs and VIE’s		Consolidated
	Islands)	(Hong Kong and PRC)	subsidiaries (PRC)	Eliminations	Total
Cash and cash equivalents	¥16,473,018	¥58,161,122	¥35,357,534	¥—	¥109,991,674
Restricted cash	—	—	848,936	—	848,936
Short-term investments	88,091,794	—	—	—	88,091,794
Other current assets	170,158,947	13,263,107	125,157,390	—	308,579,444
Intercompany receivables	375,736,992	157,821,815	—	(533,558,807)	—
Total current assets	650,460,751	229,246,044	161,363,860	(533,558,807)	507,511,848
Investments in subsidiaries and VIEs	(145,408,577)	—	—	145,408,577	—
Benefits through VIEs and VIE’s subsidiaries	—	(129,879,588)	—	129,879,588	—
Other non-current assets	—	15,044,379	29,833,287	—	44,877,666
Total non-current assets	(145,408,577)	(114,835,209)	29,833,287	275,288,165	44,877,666
Total Assets	505,052,174	114,410,835	191,197,147	(258,270,642)	552,389,514
Intercompany payables	—	264,135,617	269,423,190	(533,558,807)	—
Other liabilities and accrued liabilities	2,497,637	432,795	58,525,185	—	61,455,617
Total Liabilities	2,497,637	264,568,412	327,948,375	(533,558,807)	61,455,617
Class A ordinary shares, $0.02 U.S. dollar par value, 2,500,000 shares authorized; 11,549 shares and 39,957 shares issued and outstanding as of June 30, 2023 and June 30, 2024, respectively*	99,634	—	—	—	99,634
Class B ordinary shares, $0.0001 U.S. dollar par value, 80,000,000 shares authorized; 7,100,000 shares and 7,100,000 shares issued and outstanding as of June 30, 2023 and June 30, 2024, respectively*	4,693	—	—	—	4,693
Additional paid-in capital	681,476,717	—	4,749,000	(4,749,000)	681,476,717
Retained earnings	(216,163,156)	(125,967,252)	(112,989,285)	238,956,537	(216,163,156)
Accumulated other comprehensive income (loss)	37,136,649	(24,190,325)	(16,890,303)	41,080,628	37,136,649
Total Shareholders’ Equity	502,554,537	(150,157,577)	(125,130,588)	275,288,165	502,554,537
Non-controlling interests	—	—	(11,620,640)	—	(11,620,640)
Total Liabilities and Equity	¥505,052,174	¥114,410,835	¥191,197,147	¥(258,270,642)	¥552,389,514

* Retrospectively restated for the 1-for-18 reverse stock split effective on May 1, 2024, change in capital structure on March 29, 2024, and 1-for-200 reverse stock split effective on August 18, 2026.

SELECTED CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	For the Year Ended June 30, 2026
	Recon
	Technology,
	Ltd.	Subsidiaries
	(Cayman	(Hong Kong			Consolidated
	Islands)	and PRC)	VIE (PRC)	Eliminations	Total
Net cash provided by (used in) operating activities	¥(13,995,650)	¥(63,601,054)	¥18,794,739	—	¥(58,801,965)
Net cash provided by (used in) investing activities	(126,595,679)	(217,763,205)	21,407,914	194,007,871	(128,943,099)
Net cash provided by (used in) financing activities	122,233,094	241,956,656	(50,515,238)	(194,007,871)	119,666,641
Effect of exchange rate fluctuation on cash and cash equivalents	(28,626,687)	15,611,887	11,956,120	—	(1,058,680)
Net change in cash	(46,984,922)	(23,795,716)	1,643,535	—	(69,137,103)
Opening cash balance	58,938,178	31,449,654	8,494,949	—	98,882,781
Restricted cash	—	—	104	—	104
Ending cash balance	¥11,953,256	¥7,653,938	¥10,138,380	—	¥29,745,574

	For the Year Ended June 30, 2025
	Recon
	Technology,
	Ltd.	Subsidiaries
	(Cayman	(Hong Kong			Consolidated
	Islands)	and PRC)	VIE (PRC)	Eliminations	Total
Net cash used in operating activities	¥(17,338,325)	¥(10,682,873)	¥(5,749,976)	—	¥(33,771,174)
Net cash provided by (used in) investing activities	70,015,052	(114,537,192)	(13,916,739)	92,151,863	33,712,984
Net cash provided by (used in) financing activities	(2,529,724)	95,986,095	(4,577,855)	(92,151,863)	(3,273,347)
Effect of exchange rate fluctuation on cash and cash equivalents	(7,681,843)	2,522,502	(3,466,951)	—	(8,626,292)
Net change in cash	42,465,160	(26,711,468)	(27,711,521)	—	(11,957,829)
Opening cash balance	16,473,018	58,161,122	36,206,470	—	110,840,610
Restricted cash	—	—	8,204	—	8,204
Ending cash balance	¥58,938,178	¥31,449,654	¥8,486,745	—	¥98,874,577

	For the Year Ended June 30, 2024
	Recon
	Technology,
	Ltd.	Subsidiaries
	(Cayman	(Hong Kong			Consolidated
	Islands)	and PRC)	VIE (PRC)	Eliminations	Total
Net cash used in operating activities	¥(5,802,631)	¥(9,255,014)	¥(28,690,288)	—	¥(43,747,933)
Net cash provided by (used in) investing activities	(261,267,638)	(23,219,383)	203,260,432	84,211,565	2,984,976
Net cash provided by financing activities	45,094,034	78,724,299	5,417,289	(84,211,565)	45,024,057
Effect of exchange rate fluctuation on cash and cash equivalents	2,302,664	310,627	(891,126)	—	1,722,165
Net change in cash	(219,673,571)	46,560,529	179,096,307	—	5,983,265
Opening cash balance	236,146,589	11,600,593	(142,889,837)	—	104,857,345
Restricted cash	—	—	848,936	—	848,936
Ending cash balance	¥16,473,018	¥58,161,122	¥35,357,534	—	¥109,991,674

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

In the primary oil recovery stage, natural reservoir pressure may be high enough to force oil to the surface. Depending on the characteristics of the reservoir, approximately 5% to 15% of the original oil in place may be recovered at this stage. The secondary oil recovery stage, which typically involves the use of pumps for artificial lift and the injection of water, natural gas, carbon dioxide or other gases into the reservoir to maintain pressure and displace oil to the surface, may recover an additional 15% to 20% of the original oil in place. Many oilfields in China have entered the middle-to-late stage of development, at which oil extraction becomes increasingly difficult and inefficient, and tertiary (or enhanced) oil recovery (“EOR”) techniques are widely applied. Tertiary recovery generally involves thermal, chemical or gas injection methods to improve the mobility and displacement of the remaining oil, and may recover a further 10% to 20% of the original oil in place. The Domestic Companies’ efforts in enhancing oil recovery focus on reducing the water content of produced crude oil and improving well productivity through advanced technologies and effective management tools and approaches.

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

The Domestic Companies began providing automation services to other companies in the broader energy industry in China and also to provide the following products and services beyond the oilfield production process in 2017:

Waste Water and Oil Treatment Products and Services

●	Oilfield sewage treatment. It is for oilfield waste water treatment solutions, related chemicals and onsite services customized to clients’ requirement. We have also developed our own designed equipment and aim to manufacture in the future.
●	Oily sludge disposal. This business line provides engineering services of oily sludge disposal in Gan Su province.
●	Residual oil recovery service. This business line assists oilfield companies recover residual oils, including aged oil and spilled oil through our unique formula and equipment to enhance the profitability for oilfield companies.

Platform Outsourcing Services: Intelligent marketing system and digitalization solution for gas stations

●	Gas Station operation and management solution. To provide new technical applications and data operations solutions and related service to gas stations of oil companies. Tt can also help gas stations to export API ports to external parties for cooperation.

Chemical recycling Plan used for lower-value mixed plastics treatment (Under Construction)

●	A chemical recycling plant in Weifang City, Shandong Province, designed to process 40,000 tons of low-value waste plastics per year through pyrolysis techniques, has substantially completed construction and entered the trial production and commissioning phase. The Company has substantially obtained the required approvals and qualifications for production. The plant adopts a dual-process approach combining catalytic pyrolysis and catalytic reforming, with six pyrolysis units and two distillation units, and is designed to produce approximately 30,000 tons of plastic pyrolysis oil and 6,000 tons of carbon residue per year. The pyrolysis oil is intended to be certified under the ISCC (International Sustainability and Carbon Certification) scheme for sale as sustainable chemical feedstock to domestic and international customers.

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

Sinopec’s contribution to our revenue declined to less than 10% beginning in the fiscal year ended June 30, 2017. From fiscal year 2021, we developed new products and service lines and regained revenue from Sinopec, which accounted for 12%, 17% and 19% of our revenue in the fiscal years ended June 30, 2026, 2025 and 2024, respectively.

CNPC

Currently, we undertake projects majorly at the following locations, among others:

●	Qinghai Oilfield
●	Jidong Oilfield
●	Zhejiang Oilfield
●	Changqing Oilfield

We provide products and services to CNPC under a series of agreements, each of which is terminable without advance notice. We first began to provide services to CNPC in 2000. CNPC accounted for approximately 65%, 44% and 48% of our revenue in the fiscal years ended June 30, 2026, 2025 and 2024, respectively, and any termination of our business relationships with CNPC would materially harm our operations.

Our Strengths

●	Safety of products. The automation projects we have conducted have demonstrated that our products are reliable, safe and effective at automating the petroleum extraction process.
●	Efficiency of technology. We believe our technology increases efficiency and profitability for petroleum companies by enabling them to monitor, manage and control petroleum extraction; increase the amount of petroleum extracted and reduce impurities in extracted petroleum.
●	Ability to leverage our knowledge of Chinese business culture. Many of our competitors are based outside of China. As the Domestic Companies are based in China, we are in a unique position to emphasize Chinese culture and business knowledge to obtain new customers and new agreements with existing customers. We believe that many Chinese businesses, including state-owned companies like CNPC and Sinopec, would prefer to hire a Chinese company to assist in their business operations if a Chinese company exists with the ability to fulfill their needs on a timely and cost-efficient basis. In addition, our knowledge of Chinese culture allows us to anticipate and adapt to Chinese oilfield management methods. We provide our software solutions in Mandarin for the benefit of our Chinese customers, and all of our customer support is available from Mandarin-fluent personnel.

●	Experienced, successful executive management team. Our executive management team has significant experience and success in the petroleum automation industry. They will be able to draw on their knowledge of the industry and their relationships in the industry.
●	Ability to leverage China’s cost structure. As a Chinese-based company with substantially all of our operations, employees and assets located in China, we believe we can operate our business cost-effectively, resulting in lower labor, development, manufacturing and rent costs than we believe we would incur if we conducted comparable operations abroad. We expect these cost savings will be reflected in lower costs to our customers for comparable products. While we have begun to expand into overseas and offshore oilfield markets, our cost base remains concentrated in China.
●	Ownership of our intellectual property. Because we own our intellectual property, we are able to avoid licensing fees or contravening licensing agreements.
●	Expanding overseas and offshore footprint. Building on our experience serving Chinese petroleum companies such as CNPC and Sinopec, we have extended our automation products, equipment and services into overseas and offshore oilfield markets, which broadens our revenue base and reduces our reliance on any single market.
●	Diversification into green, low-carbon and recycling businesses. Through our subsidiaries Shandong Recon Renewable Resources Technology Co., Ltd. and Guangxi Recon Renewable Resources Co., Ltd., we are developing a waste plastic chemical recycling business and other green, low-carbon initiatives, positioning us to capture opportunities in the circular economy and diversify beyond oil and gas.

Our Strategies

Our goal is to help our customers improve their efficiency and profitability by providing them with software and hardware solutions and services to improve their ability to locate productive oil reservoirs, manage the oil extraction process, reduce extraction costs, and enhance recovery from extraction activities. Key elements of our strategies include:

●	Increase our market share in China. We believe that as the Chinese economy and oil industry continue to develop, Chinese petroleum extraction automation companies will compete with international businesses at an increasing rate. Consequently, we believe we will have opportunities to take market share from foreign companies by developing positive business relationships in China’s petroleum mining and extraction industry. We will also use strategic advertisements, predominantly in China’s northeast and northwest, where China’s major oilfields are located, to increase our brand awareness and market penetration. We aim to continue developing new technologies designed to improve petroleum mining and extraction efficiency and profitability for our customers.
●	Develop our own branded products and services and shift our focus away from trading business. Our management believes in the importance of our own branded products and our services, in light of their higher profit margins and their long-term significance in establishing the status of our Company in the oil and gas industry. Moreover, the trading business relies on the major clients’ procurement policies toward agencies, any significant change of which could jeopardize our operating results. Our management therefore believes that in the long run we will need to focus our growth strategy in developing professional services for the oil and gas industry in China.
●	Focus on higher-profit subsection of market. While we plan to continue to provide services to all of our clients, we believe that we may improve our profit margins by focusing a higher portion of our advertising and promotions at those sub-divisions of our industry that have traditionally held the highest profit margins.
●	Expand into overseas and offshore oilfield markets. Building on our experience in China and our work for Chinese petroleum companies such as CNPC and Sinopec, including as they invest in oilfields in other countries, we are expanding our automation products, equipment and services directly into overseas and offshore oilfield markets in order to broaden our revenue base and reduce our reliance on any single market.
●	Seek opportunities with foreign companies in China. Even where oilfields in China are partially operated by foreign companies, a significant number of employees will be Chinese and will benefit from our Chinese-language services. We believe our hardware and software solutions would be beneficial to any petroleum company—foreign or domestic—doing business in China and plan to continue marketing to foreign companies entering the Chinese market.

●	Provide services that generate high customer satisfaction levels. Chinese companies in our market are strongly influenced by formal and informal referrals. We believe that we have the opportunity to expand market share by providing high levels of customer satisfaction with our current customers, thereby fostering strong customer referrals to support sales activities.
●	Develop our plastic chemical recycling and circular-economy business. Through our subsidiaries Shandong Recon Renewable Resources Technology Co., Ltd. and Guangxi Recon Renewable Resources Co., Ltd., we are constructing and ramping up a waste plastic chemical recycling plant, and we intend to grow this business to capture opportunities in the circular economy and the growing demand for recycled materials.
●	Grow our green, low-carbon and new-energy businesses and diversify beyond oil and gas. We intend to leverage our experience in the energy industry to expand into green, low-carbon and renewable resource businesses and other segments of the broader energy industry, in order to diversify our revenue streams and support our long-term growth.
●	Leverage new technologies to create new business lines. We intend to capitalize on recent technological advances, such as solar energy and the Smart Industry and Industrial Internet, including the “internet of things” (IoT) and intelligent equipment, to improve operational efficiency, diversify our revenue streams and develop additional profitable business lines beyond our traditional oilfield operations.

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

In addition to our petroleum automation business, we are developing a waste plastic chemical recycling business through Shandong Recon Renewable Resources Technology Co., Ltd. (“Recon-SD”) in Weifang, Shandong Province. Our chemical recycling project is designed to process 40,000 tons of low-value waste plastics per year, with an expected annual output of approximately 30,000 tons of plastic pyrolysis oil and 6,000 tons of carbon residue. The waste plastic chemical recycling market in China is relatively nascent but increasingly competitive, and we face competition from established petrochemical and environmental companies as well as from emerging chemical recycling players that have developed plastic-to-oil, plastic-to-monomer and other advanced recycling technologies. Some of these competitors have significantly greater financial, technical and market resources, longer operating histories and more established feedstock procurement channels than we have. We believe our competitive strengths in this new business include our dual-process technology combining catalytic pyrolysis and catalytic reforming, our low-temperature horizontal screw-type three-stage continuous reactor, the (International Sustainability and Carbon Certification) certification of our pyrolysis oil, and our early-mover position in compliant waste-plastic-to-oil conversion in the Shandong region. However, we cannot assure you that we will be able to compete successfully in this business, that our technology will achieve the expected yields or product quality, or that our pyrolysis oil will gain market acceptance. Any failure to compete effectively in the waste plastic chemical recycling market could adversely affect our business, results of operations and financial condition.

Research and Development

We focus our research and development efforts on improving our development efficiency and the quality of our products and services. As of June 30, 2026, our research and development team consisted of 73 experienced engineers, developers and programmers. In addition, some of our support employees regularly participate in our research and development programs.

In the fiscal years ended June 30, 2026, 2025 and 2024, we spent approximately RMB12.86 million (approximately $1.9 million), RMB16.43 million (approximately $2.4 million) and RMB14.29 million (approximately $2.1 million) respectively, on research and development activities.

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

We market our products under the following trademarks which are registered with the PRC Trademark Bureau under the State Administration for Industry and Commerce. We currently own the following trademarks:

1.	Trademark of “BHD” of the 7th classification valid from June 7, 2020 through June 6, 2030;
2.	Trademark of “百恒达” of the 7th classification valid from June 7, 2020 through June 6, 2030;
3.	Trademark of “百恒达” of the 11th classification valid from April 14, 2020 through April 13, 2030;
4.	Trademark of “BHD” of the 11th classification valid from June 14, 2020 through June 13, 2030;
5.	Trademark of “Recon” of the 7th classification valid from October 21, 2021 through October 20, 2031;

6.	Trademark of “Recon” of the 9th classification valid from April 21, 2021 through April 20, 2031;
7.	Trademark of “Recon” of the 42nd classification valid from September 7, 2021 through September 6, 2031; and
8.	Trademark of “DT” of the 9th, 35th, 37th, and 42nd classification valid from January 28, 2011 through January 27, 2028.

We currently own over 40 patents registered with the PRC State Intellectual Property Office which cover our automated products and heating related equipment for the petroleum industry. Below is a list of our selected patents:

1.	Patent of Tubular type Heating furnace valid until March 6, 2030;
2.	Patent of Vacuum phase change furnace valid until March 6, 2030;
3.	Patent of Intelligent diagnosis method, device, storage medium and server of electric pump well valid until May 15, 2043;
4.	Patent of Negative pressure heating furnace valid until March 6, 2030;
5.	Patent of High-pressure natural gas furnace valid until March 6, 2030;
6.	Patent of an oil-water well smart wireless pressure transmitter valid until November 17, 2026;
7.	Patent of an intelligent terminal applied to data monitoring of gas wells valid until July 2, 2030;
8.	Patent of torch specialized for oilfield waste-gas burning valid until July 10, 2028;
9.	Patent of Wireless temperature transmitter valid until March 27, 2029;
10.	Suspended sludge filtration and purification device for oily sewage valid until July 24, 2028;
11.	A biological activator for oilfield re-injection water treatment and its preparation method valid until February 17, 2037;
12.	Pneumatic device valid until February 9, 2032;
13.	Solar-powered shaftless permanent magnet flexible control system, in application valid until August 31 2031;
14.	Patent of electricity collection device and oil pumping unit valid until March 28, 2038;
15.	Patent of fracturing packer valid until August 5, 2034;
16.	Patent of a fracturing valve for oil wells valid until August 5, 2034; and
17.	Patent of a safety coupling for oil wells valid until August 5, 2034.

We have registered over 70 software products with the PRC State Intellectual Property Office. Below is a list of our selected software products:

1.	Recon automated monitoring system software version 1.0 was published on February 6, 2012
2.	Recon SCADA oilfield monitoring and data acquisition system software version 2.0 was published on September 25, 2003, and version 3.0 was registered and published on June 26, 2008;
3.	Recon RCNAMT software version 1 was published on January 8, 2013;
4.	Recon Process Auto software version 1 was published on January 8, 2013;

5.	Recon Production Process Control system software V2.0 was published on November 18, 2013, and V1.0 was published on February 4, 2013;
6.	Recon Oil and Gas Processing SCADA System software V1.0 was published on June 14, 2016;
7.	Intelligent gas field management platform software V1.0 was published on July 14, 2020;
8.	Gas well data acquisition and monitoring software V1.0 was published on July 14, 2020;
9.	Recon’s Video Intelligent Recognition Software version1.0 was published on April 13, 2021;
10.	Solar permanent magnet semi-direct drive intelligent control software V1.0 was published on August 31, 2021;
11.	An intelligent billing system that does not rely on physical cards to achieve self-service refueling for vehicle owners (Android) V2.0 was published on April 9, 2019;
12.	An intelligent billing system that does not rely on physical cards to achieve self-service refueling for vehicle owners (ios) V2.0 was published on April 9, 2019;
13.	Gas Station Operation Vehicle Marketing System V1.0 was published on September 3, 2021;
14.	Gas station user attraction system V1.0 was published on September 3, 2021;
15.	Gas Station Electronic Coupon Vending System V1.0 was published on September 3, 2021;
16.	Gas Station Revenue Clearing and Settlement System V1.0 was published on September 3, 2021;
17.	An intelligent settlement system that does not rely on physical cards to achieve self-service refueling for vehicle owners (WeChat mini program) V1.0 was published on September 3, 2021;
18.	An intelligent settlement system that does not rely on physical cards to achieve self-service refueling for vehicle owners (Alipay mini program) V1.0 was published on September 3, 2021;
19.	Gas station abnormal transaction risk control system V1.0 was published on September 3, 2021;
20.	A software copyright registration certificate of Recon’s Intelligent monitoring and management system software version 1.0 for oil production was published on September 3, 2021;
21.	Environmental Air Pollution Prevention and Control Intelligent Analysis System V1.0 was published on August 21, 2024;
22.	Recon Security and Gas Protection Management Software V1.0 was published on April 15, 2025; and
23.	Recon Power Monitoring Software V1.0 was published on April 16, 2025.

Environmental Matters

In terms of compliance with Chinese environmental protection laws and regulations, we only have one expense, which is that Shandong Recon Renewable Resources Technology Co., Ltd. officially received the environmental impact assessment approval document for the plastic chemical recycling project construction on September 6, 2024, at a cost of RMB 197,000 ($29,034), with no other related expenses. We do not anticipate expending any material amounts for such compliance purposes for the remainder of our current or succeeding fiscal year.

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

C. Organizational Structure

Below is a chart representing our current corporate structure as of June 30, 2026:

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

No.	Tenant/Transferee	Address	Rental/Use Term	Space	Usage	Productive Capacity	Extent of utilization
1	BHD	601, 1 Shui’an South Street, Chaoyang District, Beijing, 100012, PRC	May 1, 2026 to April 30, 2029	813.35 square meters	Headquarter and office	N/A	100%

2	BHD	West building, Zhengfu Street, Huo ying, Changping District, PRC	January 1, 2026 to December 31, 2028	420 square meters	Warehouse	N/A	50%

3	Nanjing Recon Recon-BJ	South side of 6th floor, 1 Shui’an South Street, Chaoyang District, Beijing, 100012, PRC	May 1, 2026 to April 30, 2029	577.65 square meters	Office	N/A	100%

4	Nanjing Recon	Room 311, No. 2 Building, Chu Qiao Cheng, Andemen Street, Yu Hua District, Nanjing City, PRC	April 1, 2026 to March 31, 2028	334.2 square meters	Office	N/A	80%

5	HH BHD	No. 1767, Yin Bin South Street, Huang Hua Economic Development Zone, He Bei Province, PRC	July 1, 2026 to June 30, 2027	4,624 square meters	Office and Plant	N/A (Equipment Installation)	100%

6	Recon-SD	West of Lingang Road, south of Shandong Huachen Biochemical Co., Ltd., Weifang Binhai Economic and Technological Development Zone.	December 13, 2023 to December 12, 2073	32,363 square meters	Plant	N/A	100%

7	Gan Su BHD	North of Dongyun Road and West of Petroleum Management Bureau Wooden Furniture Factory, Old District, Yumen City, Gansu Province, PRC	August 1, 2017 to July 31, 2067	26,235.59 square meters	Plant	60,000 tons	80%

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

Overview

We are a company with limited liability incorporated in 2007 under the laws of the Cayman Islands. Headquartered in Beijing, we have been providing products and services to oil and gas companies and their affiliates through Nanjing Recon Technology Co. Ltd (“Nanjing Recon”) and Beijing BHD Petroleum Technology Co, Ltd (“BHD”) and their affiliates, hereafter referred to as the domestic companies (the “Domestic Companies”), which are established under the laws of the PRC. From 2017, we have been providing service to companies in other power energy industries such as the electronic power industry and the renewable energy industry. As the Company contractually controls the Domestic Companies, we serve as the center of strategic management, financial control and human resources allocation. To this end, our company and our subsidiaries, Recon Investment Ltd. (“Recon-IN”), Recon Hengda Technology (Beijing) Co., Ltd. (“Recon-BJ”), Shandong Recon Renewable Resources Technology Co., Ltd. (“Recon-SD”) and Guangxi Recon Renewable Resources Co., Ltd. (“Recon - GX”) are contractually engaged with the following PRC VIE companies and their subsidiaries: Beijing BHD Petroleum Technology Co., Ltd. (“BHD”), Future Gas Station (Beijing) Technology, Ltd. (“FGS”), Nanjing Recon Technology Co., Ltd. (“Nanjing Recon”), Gan Su BHD Environmental Technology Co. Ltd. (“Gan Su BHD”), and Huang Hua BHD Petroleum Equipment Manufacturing Co. Ltd. (“HH BHD”) (collectively, the “Domestic Companies”), which provide services designed to automate and enhance the extraction of and facilitate the sale of petroleum products. Due to this contractual control and our obligation to bear the losses of the Domestic Companies, we consider them to be variable interest entities (“VIEs”) for accounting purposes and consolidate their results in our financial statements.

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

Recent Developments

On July 1, 2026, the board of directors of the Company approved a 1-for-200 share consolidation of the Company’s Class A Ordinary Shares (the “2026 Reverse Stock Split”), pursuant to the authority granted by the Company’s shareholders at the annual general meeting held on February 13, 2026 (the “2026 AGM”), which became effective on August 18, 2026 and reflected on the Nasdaq Capital Market as of the open of business on that date.

Pursuant to the At‑The‑Market Issuance Sales Agreement dated July 28, 2026 with Pacific Century Securities LLC and the Company’s effective Form F‑3 shelf registration statement (Registration No. 333‑292540), as of the date of this report, the Company sold an aggregate of 1,848,443 Class A Ordinary Shares through the sales agent for total gross proceeds of $8,732,665 (calculated on a post 2026 Reverse Stock Split basis). Proceeds from the offering are intended for general corporate purposes, including working capital, operating expenses, capital expenditures, potential acquisitions, business‑development activities and other strategic initiatives consistent with the Company’s growth plans.

On September 16, 2026, the Company regained compliance with Nasdaq’s minimum bid price listing rule. The Company previously received a Nasdaq notice dated May 4, 2026, advising that it failed to maintain the minimum $1.00 bid price requirement. From September 1, 2026 to September 15, 2026, the closing bid price of the Company’s Class A ordinary shares was at or above $1.00 for ten consecutive business days.

Recent Industry Developments and Business Outlook

From the second half of 2025 to the first half of 2026, international crude oil market was under the triple pressure of oversupply, weak demand, and fading geopolitical premiums. International oil prices saw their center of gravity shift significantly downward compared with the previous fiscal year, with the annual trading range narrowing and prices stabilizing at lower levels. OPEC+ production cuts were effectively offset by output increases from the Americas, keeping physical supply ample. Geopolitical impacts became less acute, risk premiums returned to neutral, and a strong US dollar continued to weigh on oil prices. On the domestic front, the accelerating substitution of new energy sources squeezed refined oil product consumption. In response, Chinese oil companies adopted strategies of “compensating for price drops with higher volumes, replacing oil with natural gas, and substituting fuels with petrochemicals.” Crude output remained resilient, with growth slowing but no substantial production cuts occurring. Despite external uncertainties, the Company’s operations during the period remained stable and orderly, reflecting its solid operational foundation, adaptive management capabilities, and continued alignment with national energy strategies. Looking ahead, the Company remains vigilant in navigating market dynamics while focusing on long-term sustainable development.

At the same time, we believe that the demand from oilfield customers for green, low-carbon, digitized and intelligent solutions to improve recovery and production efficiency will continue to rise, in order to ensure a continuous and stable supply of high-quality oil and gas resources to meet market demand.

With plastic waste ballooning into a global environmental crisis, and oil and chemical companies focus more on ESG management, we see increasing opportunities on circular economy and a growing market demand for sustainable and recycled materials, in which products and materials are reused, remanufactured and recycled. Chemical recycling plays an important role in achieving these goals by preserving the value of plastic materials. Beginning in early calendar year 2023, we have been participating in the chemical recycling of low-value plastics and initiated a 40,000-ton-per-year waste plastic chemical recycling project (“Recon Plastic Chemical Recycling Project” or “the Project”). We have signed purchase intentions with some multinational and local chemical companies, and based on these demands, we have started the construction of our plants. As of the end of fiscal year 2026, the main construction work of the plant had been substantially completed. On September 28, 2026, the Company held a commissioning and ignition ceremony for the Recon Plastic Chemical Recycling Project in Weifang, Shandong Province, marking the commencement of the trial production phase. The Company has substantially obtained all approvals, permits and qualifications required for production, and the Company will continue to provide updates on the progress of the commencement of production.

Growth Strategy

As a small company focused on the Chinese market, our basic strategy focuses on developing our onshore oilfield business in the upstream sector of the industry. We continuously focus on providing high quality products and services in oilfields in which we have a geographical advantage. This helps us avoid conflicts of interest with larger private companies while protecting our position within this market segment. Our mission is to increase the automation and safety levels of industrial petroleum production in China and to improve the underdeveloped working process and management mode used by many companies by providing advanced technologies. At the same time, we are always looking to improve our business and to increase our earning capability. While consolidating our domestic foundation, we actively expanded our offshore oilfield business this year, successfully extending our service footprint to the international market. This initiative has not only effectively broadened our business boundaries and development potential but also significantly enhanced our resilience against risks associated with reliance on a single market.

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

Trend Information

Other than as disclosed elsewhere in this report we are not aware of any trends, uncertainties, demands, commitments, or events since the beginning of our fiscal year 2026 which are reasonably likely to have a material effect on our net revenue, income from operations, profitability, liquidity or capital resources, or would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Investment in Unconsolidated Entity

The Company’s investments in unconsolidated entities are equity interests over which the Company has no control, joint control, or significant influence (the “Investments”). Pursuant to US GAAP (ASC 321 and ASC 323), the accounting treatment is determined by the Company’s influence over investees and the availability of readily determinable fair values.

For investments where the Company holds less than 20% of voting equity interests and has concluded it lacks significant influence, the Investments are accounted for under ASC 321-10-35-2’s measurement alternative. The measurement alternative applies because the Investments’ fair values are not readily determinable (no active/comparable market, and reliable estimates are impracticable). Initially measured at cost, subsequent carrying amounts are adjusted for impairments, observable price changes in orderly transactions for the same/similar securities, and cash dividends.

The Company evaluates impairments annually. A qualitative assessment identifies impairment indicators; if present, fair value is estimated under ASC 820 using appropriate valuation techniques (e.g., DCF, comparable transactions) with relevant inputs. Pursuant to ASC 321-10-50-3, the Investments’ carrying amounts, impairments, cumulative price adjustments, and explanatory information are disclosed in the Note 12.

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

The Company’s disaggregation of revenue for the years ended June 30, 2024, 2025 and 2026 is disclosed in Note 30.

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

Platform Outsourcing Services

The Company provides online platform development and maintenance services to gas stations in various provinces in China. The Company believes that customers receive and consume the economic benefits simultaneously as the Company fulfills its performance obligations and that the operation and maintenance services are continuous in nature, with customers receiving ongoing benefits throughout the service period. The Company invoices customers at the end of each month based on fixed service fees and classifies this portion of revenue as revenue recognized over time.

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

Contract Balances

The Company’s contract balances include contract costs, net and contract liabilities from contracts with customers, and the following table provides information about contract balances:

	June 30,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	US Dollars
Contract costs, net	¥53,547,408	¥25,059,648	$3,693,335
Contract liabilities	¥4,719,255	¥1,669,736	$246,089
Contract liabilities- related parties	¥—	¥400,000	¥58,953

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

Contract Liabilities - Contract liabilities are recognized for contracts where payment has been received in advance of performance under the contract. The Company’s contract liabilities consist primarily of the Company’s unsatisfied performance obligations as of the balance sheet dates. Contract liabilities are recognized as revenue after control of the products or services is transferred to the customer and all revenue recognition criteria have been met. The amount of revenue recognized during the years ended June 30, 2024, 2025 and 2026 that was previously included within contract liability balances was ¥1,489,311, ¥761,824 and ¥3,634,649 ($535,681), respectively.

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

Amounts billed to customers for shipping and handling activities to fulfill the Company’s promise to transfer the goods are included in revenue, and costs incurred by the Company for the delivery of goods are classified as cost of sales in the consolidated statements of operations and comprehensive income (loss). Sales, value added, and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue. The Company generally offers assurance-type warranties for its products. The specific terms and conditions of those warranties vary depending upon the product. The Company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the warranty liability include historical product-failure experience and estimated repair costs for identified matters. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The amount accrued for expected returns and warranty claims was immaterial as of June 30, 2026.

Practical Expedients Elected

Incremental Costs of Obtaining a Contract - The Company has elected the practical expedient permitted in ASC 340-40-25-4, which permits an entity to recognize incremental costs to obtain a contract as an expense when incurred if the amortization period will be less than one year and not significant.

Significant Financing Component - The Company has elected the practical expedient permitted in ASC 606-10-32-18, which allows an entity to not adjust the promised amount of consideration for the effects of a significant financing component if a contract has a duration of one year or less. As the Company’s contracts are majorly less than one year in length, consideration will not be adjusted. For the Company’s contracts include a standard payment term of 90 days to 180 days; consequently, there is no significant financing component within contracts. There are also some new contracts that will not be completed within one year from year 2025, the Company did calculation and the amount was not material as of June 30, 2026.

Accounts Receivable, Net, Other Receivables, Net and Loans to Third Parties

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

Year Ended June 30, 2026 Compared to Year Ended June 30, 2025

Revenue

	For the Years Ended
	June 30,
			Increase /	Percentage
	2025	2026	(Decrease)	Change
Automation product and software	¥34,114,673	¥69,751,650	¥35,636,977	104.5%
Equipment and accessories	18,422,895	27,858,823	9,435,928	51.2%
Oilfield environmental protection	10,291,333	12,287,772	1,996,439	19.4%
Platform outsourcing services	3,456,131	—	(3,456,131)	(100.0)%
Total revenue	¥66,285,032	¥109,898,245	¥43,613,213	65.8%

Our total revenue for the year ended June 30, 2026 were approximately ¥109.9 million ($16.2 million), an increase of approximately ¥43.6 million ($6.4 million) or 65.8% from ¥66.3 million for the same period in 2025.

(1)	Revenue from automation product and software increased by ¥35.6 million ($5.3 million) or 104.5%. The increase was primarily driven by a ¥44.2 million revenue increase from overseas oilfield projects, partially offset by an ¥8.6 million decline in domestic business. The overseas revenue growth benefited from a phase-II oilfield capacity construction of a major overseas automation maintenance project. The domestic business decline was mainly due to reduced maintenance efforts in the domestic market during the period, as our focus shifted towards overseas projects. Going forward, the Company will reallocate personnel from overseas to strengthen domestic market maintenance services.
(2)	Revenue from equipment and accessories increased by ¥9.4 million ($1.4 million) or 51.2%. The increase in revenue from equipment and spare parts was primarily driven by rising demand for new purchases and maintenance of such items. This was due to the ongoing need of domestic oilfield clients to maintain stable production levels.
(3)	Revenue from oilfield environmental protection increased by ¥2.0 million ($0.3 million) or 19.4% primarily due to an increase in the settlement prices for some wastewater treatment clients.
(4)	Revenue from platform outsourcing services decreased by ¥3.5 million ($0.5 million) or 100.00%. FGS’s operations were materially and adversely affected by strategic shifts in its major clients’ business decisions to terminate online cooperation of third-party companies and unfavorable changes in domestic industry policies. Consequently, FGS’s revenue and active business activities declined precipitously, resulting in zero revenue for fiscal year 2026.

Cost of revenue

	For the Years Ended
	June 30,
			Increase /	Percentage
	2025	2026	(Decrease)	Change
Automation product and software	¥28,627,787	¥47,233,506	¥18,605,719	65.0%
Equipment and accessories	13,224,911	20,455,227	7,230,316	54.7%
Oilfield environmental protection	8,549,392	5,721,472	(2,827,920)	(33.1)%
Platform outsourcing services	642,405	—	(642,405)	(100.0)%
Total cost of revenue	¥51,044,495	¥73,410,205	¥22,365,710	43.8%

Our total cost of revenue increased from ¥51.0 million for the year ended June 30, 2025 to ¥73.4 million ($10.8 million) for the same period in 2026.

For the years ended June 30, 2025 and 2026, cost of revenue from automation product and software was approximately ¥28.6 million and ¥47.2 million ($7.0 million), respectively, representing an increase of approximately ¥18.6 million ($2.7 million) or 65.0%. The increase in cost of revenue from automation product and software was primarily attributable to increased revenue of automation products and software.

For the years ended June 30, 2025 and 2026, cost of revenue from equipment and accessories was approximately ¥13.2 million and ¥20.4 million ($3.0 million), respectively, representing an increase of approximately ¥7.2 million ($1.1 million) or 54.7%. The increase in costs of revenue was primarily driven by expanded business activity, mirroring the same factor behind the growth in revenue.

For the years ended June 30, 2025 and 2026, cost of revenue from oilfield environmental protection was approximately ¥8.5 million and ¥5.7 million ($0.8 million), respectively, representing a decrease of approximately ¥2.8 million ($0.4 million) or 33.1%. While actively pursuing new business opportunities in a constrained market, the Company undertook testing projects. Given their high uncertainty, equipment costs for these projects were fully expensed upon purchase in the prior period, resulting in lower costs in the current period compared to the prior period.

For the years ended June 30, 2025 and 2026, cost of revenue from platform outsourcing services was approximately ¥0.6 million and ¥nil, respectively, representing a decrease of approximately ¥0.6 million ($0.1 million) or 100.0%. The reason for the decrease is consistent with that of the revenue decline.

Gross Profit

	For the Years Ended
	June 30,
	2025		2026
	Gross		Gross		Increase /	Percentage
	Profit	Margin %	Profit	Margin %	(Decrease)	Change
Automation product and software	¥5,486,886	16.1%	¥22,518,144	32.3%	¥17,031,258	310.4%
Equipment and accessories	5,197,984	28.2%	7,403,596	26.6%	2,205,612	42.4%
Oilfield environmental protection	1,741,941	16.9%	6,566,300	53.4%	4,824,359	277.0%
Platform outsourcing services	2,813,726	81.4%	—	—%	(2,813,726)	(100.0)%
Total gross profit and margin %	¥15,240,537	23.0%	¥36,488,040	33.2%	¥21,247,503	139.4%

Our total gross profit increased to ¥36.5 million ($5.4 million) for the year ended June 30, 2026 from ¥15.2 million for the same period in 2025. Our gross profit as a percentage of revenue increased to 33.2% for the year ended June 30, 2026 from 23.0% for the same period in 2025.

For the years ended June 30, 2025 and 2026, our gross profit from automation product and software was approximately ¥5.5 million and ¥22.5 million ($3.3 million), respectively, representing an increase in gross profit of approximately ¥17.0 million ($2.5 million) or 310.4%. The gross margin expansion to 32.3% was primarily driven by the higher-margin overseas oilfield projects, which contributed ¥44.2 million of revenue, representing approximately 63% of automation segment revenue for fiscal 2026. Excluding the overseas projects, our domestic automation gross margin remained relatively stable.

For the years ended June 30, 2025 and 2026, gross profit from equipment and accessories was approximately ¥5.2 million and ¥7.4 million ($1.1 million), respectively, representing an increase of approximately ¥2.2 million ($0.3 million) or 42.4%. The increase in gross profit was consistent with the change in revenue. The gross margin for equipment and accessories has remained relatively stable in this period.

For the years ended June 30, 2025 and 2026, gross profit from oilfield environmental protection was approximately ¥1.7 million and ¥6.6 million ($1.0 million), respectively, representing an increase of ¥4.9 million ($0.7 million) or 277.0%. The lower gross profit in fiscal 2025 was mainly due to testing projects, where the related equipment used for these projects was fully expensed as it was consumed during execution, when we were not sure that revenue from these projects could be recognized. The increase in gross margin from 16.9% to 53.4% was mainly attributable to the absence, in fiscal 2026, of the one-time testing project costs that were fully expensed as incurred in fiscal 2025, when revenue recognition for those testing projects remained uncertain. Excluding the impact of such one-time testing costs, the normalized gross margin for fiscal 2025 would have been higher, and the fiscal 2026 margin of 53.4% reflects a normal standard in settlement prices for certain wastewater treatment clients together with a more favorable project mix.

For the years ended June 30, 2025 and 2026, gross profit from platform outsourcing services was approximately ¥2.8 million and ¥nil, respectively, representing a decrease of approximately ¥2.8 million ($0.4 million) or 100.0%. The decrease in gross profit was consistent with the change in revenue.

Operating Expenses

	For the Years Ended
	June 30,
			Increase /	Percentage
	2025	2026	(Decrease)	Change
Selling and distribution expenses	¥9,343,480	¥5,267,001	¥(4,076,479)	(43.6)%
% of revenue	14.1%	4.8%	(9.3)%	—
General and administrative expenses	49,645,680	55,495,066	5,849,386	11.8%
% of revenue	74.9%	50.5%	(24.4)%	—
Allowance for (net recovery of) credit losses	(2,856,803)	4,094,917	6,951,720	(243.3)%
% of revenue	(4.3)%	3.73%	8.0%	—
Research and development expenses	16,427,892	12,858,639	(3,569,253)	(21.7)%
% of revenue	24.8%	11.7%	(13.1)%	—
Operating expenses	¥72,560,249	¥77,715,623	¥5,155,374	7.1%

Selling and Distribution Expenses. Selling and distribution expenses consist primarily of salaries and related expenditures of the Company’s sales and marketing departments, sales commissions, costs of marketing programs including traveling expenses, advertising and trade shows, and rental expense, as well as shipping charges. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations. Selling expenses decreased by 43.6%, or ¥4.1 million ($0.6 million), from ¥9.3 million in the year ended June 30, 2025 to ¥5.2 million ($0.8 million) in the same period of 2026. The decrease was primarily attributable to reduced payroll expenses and entertainment expenses, as well as travel costs, due to a more concentrated client base in fiscal year 2026 and travel expenses related to overseas oilfield operations are borne by clients. Selling expenses accounted for 4.8% of total revenue for the year ended June 30, 2026, compared to 14.1% of total revenue for the same period in 2025.

General and Administrative Expenses. General and administrative expenses consist primarily of costs in human resources, facilities costs, depreciation expenses, professional advisor fees, audit fees, stock-based compensation expense and other miscellaneous expenses incurred in connection with general operations. General and administrative expenses increased by 11.8%, or ¥5.8 million ($0.9 million), from ¥49.6 million in the year ended June 30, 2025 to ¥55.4 million ($8.2 million) in the same period of 2026. The increase was primarily due to higher severance compensation for FGS employees and the expensing of deferred financing costs during the year ended June 30, 2026. General and administrative expenses accounted for 50.5% of total revenue for the year ended June 30, 2026 and 74.9% of total revenue for the same period of 2025.

Allowance for (net recovery of) credit losses. Allowance for credit losses is the estimated amount of bad debt that will arise as a result of lower collectability from account receivables, other receivables, purchase advances, loans to third parties and contract assets. We recorded net recovery of credit losses of ¥2.9 million for the year ended June 30, 2025 as compared to net provision for credit losses of ¥4.1 million ($0.6 million) for the same period in 2026. The increase of net provision for credit losses was mainly due to the extended aging profile of receivables from certain customers, which led to allowance for credit losses, and the Company’s decision, on a prudent basis, to recognize a full allowance for credit losses against a loan to third party. Management plans to continue to monitor and maintain the provision at a lower risk level.

Research and development (“R&D”) expenses. R&D expenses consist primarily of salaries and related expenditures for research and development projects. R&D expenses decreased by 21.7%, or ¥3.6 million ($0.5 million) from ¥16.4 million for the year ended June 30, 2025 to ¥12.9 million ($1.9 million) for the same period of 2026. R&D expenses accounted for 11.7% of total revenue in the year ended June 30, 2026 and 24.8% of total revenue for the same period of 2025. The decrease is primarily attributable to a reduction in the number of R&D projects initiated, and the fact that newly launched projects have not yet entered the phase of substantial investment.

Net Loss

	For the Years Ended
	June 30,
			Increase /	Percentage
	2025	2026	(Decrease)	Change
Loss from operations	¥(57,319,712)	¥(41,227,583)	¥16,092,129	(28.1)%
Change in fair value of warrant liability	6,226	671	(5,555)	(89.2)%
Interest income, net	12,279,057	10,903,242	(1,375,815)	(11.2)%
Other income (expenses), net	1,334,732	(1,322,935)	(2,657,667)	(199.1)%
Loss before income taxes	(43,699,697)	(31,646,605)	12,053,092	(27.6)%
Income tax expenses	1,580	(1,609)	(3,189)	(201.8)%
Net loss	(43,701,277)	(31,644,996)	12,056,281	(27.6)%
Less: Net loss attributable to non-controlling interest	(1,112,723)	(1,984,948)	(872,225)	78.4%
Net loss attributable to Recon Technology, Ltd	¥(42,588,554)	¥(29,660,048)	¥12,928,506	(30.4)%

Loss from operations. Loss from operations was ¥41.2 million ($6.1 million) for the year ended June 30, 2026, compared to a loss of ¥57.3 million for the same period of 2025. This ¥16.1 million ($2.4 million) decrease in operating losses was mainly driven by higher gross profit, as previously discussed.

Change in fair value of warrant liability. The Company classified the warrants issued in connection with common share offering as liabilities at their fair value and adjusted the warrant instrument to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations. Gain in change in fair value of warrant liability was ¥6,226 and ¥671 ($99) for the years ended June 30, 2025 and 2026, respectively. The primary reason for the decrease in the fair value gain of the warrant liability was the change in the fair value assessment price.

Interest income, net. Net interest income was ¥10.9 million ($1.6 million) for the year ended June 30, 2026, compared to net interest income of ¥12.3 million for the same period of 2025. The ¥1.4 million ($0.2 million) decrease in net interest income was primarily attributable to the Company’s receipt of partial repayments of loans to third parties, partially offset by interest income from outstanding loans to third parties, during the year ended June 30, 2026.

Other income (expenses), net. Other net expenses was ¥1.3 million ($0.2 million) for the year ended June 30, 2026, compared to other net income of ¥1.3 million for the same period of 2025. The ¥2.6 million ($0.4 million) decrease other net income was primarily due to the closure of Qinghai BHD and the disposal of 51% equity interest in MSJ, which together resulted in a total loss on equity shares investments of ¥1.1 million. Additionally, following the closure of the Qinghai office, ¥0.6 million in payables that could no longer be settled was recognized as income, ¥0.2 million in receivables that could not be collected was written off as a loss and an increase in foreign exchange transaction expenses of ¥1.0 million due to the fluctuation of exchange rate of RMB against US dollars during the year ended June 30, 2026 compared to the same period of 2025.

Net loss. As a result of the factors described above, net loss was ¥31.6 million ($4.7 million) for the year ended June 30, 2026, a decrease of ¥12.1 million ($1.8 million) from net loss of ¥43.7 million for the same period of 2025.

Liquidity and Capital Resources

As of June 30, 2026, we had cash in the amount of approximately ¥29.7 million ($4.4 million) and short-term investment in bank fixed income product of approximately ¥9.0 million ($1.3 million). As of June 30, 2025, we had cash in the amount of approximately ¥98.9 million and short-term investment in bank fixed income product of approximately ¥3.6 million ($0.5 million).

Indebtedness. As of June 30, 2026, we had ¥11.3 million ($1.7 million) of short-term bank loans, ¥20.0 million ($3.0 million) of short-term borrowings from related parties, ¥1.2 million ($0.2 million) of short-term lease payable due to third parties, ¥1.7 million ($0.2 million) of short-term lease payable due to related parties, ¥2.3 million ($0.3 million) of long-term lease payable to third parties, ¥1.0 million ($0.2 million) of long-term lease payable to related parties, ¥30.6 million ($4.5 million) of contractual purchase commitments, and a liability of severance payments of ¥8.3 million ($1.2 million) which is very unlikely to be incurred in the foreseeable future. Other than indebtedness listed above, we did not have any other finance leases, guarantees or other material contingent liabilities.

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

Capital Resources. To date we have primarily financed our operations primarily through cash on hand, which was raised through previous offerings and cash provided by investing activities. As of June 30, 2026, we had total assets of ¥639.4 million ($94.2 million), which includes cash of ¥29.7 million ($4.4 million), short-term investments of ¥9.0 million ($1.3 million), accounts receivable, net of ¥46.1 million ($6.8 million), loans to third parties of ¥330.0 million ($48.6 million) and net contract costs of ¥25.1 million ($3.7 million) and working capital of ¥145.2 million ($21.4 million). Shareholders’ equity amounted to ¥566.3 million ($83.5 million).

Loans to Third Parties. As of June 30, 2026, our loans to third parties amounted to ¥330.0 million ($48.6 million), representing approximately 52% of our total assets, and consisted of ¥46.4 million ($6.8 million) of short-term loans and ¥283.7 million ($41.8 million) of long-term loans. These loans are extended primarily to support our external business partners and to earn interest income. While we periodically review the collectability of these loans and believe, based on our evaluation of the creditworthiness of the relevant debtors and our relationships with them, that the associated risk is relatively low, a substantial portion of our assets is concentrated in loans to a limited number of third parties, which exposes us to a significant concentration of credit risk. In October 2025 and June 2026, we entered into several special-purpose agreements to provide aggregate loans of ¥262.0 million to three domestic companies to facilitate our participation in industrial park projects; these loans bear interest at 4.5% and 4.2% per annum, each with a 20-year term, and the recoverability of the loans is dependent upon the successful implementation and performance of the underlying projects. As of the date of this report, our long-term third-party loans were covered by collateral with an aggregate fair value of approximately ¥800.0 million ($117.9 million); however, the realizable value of such collateral, and the timing and amount of any repayment, remain subject to the financial condition of the relevant debtors, the performance of the underlying projects and prevailing market conditions, and there can be no assurance that these loans will be repaid in full or on a timely basis. Any failure by the borrowers to repay these loans, or any material impairment in the carrying value of these loans, could have a material adverse effect on our financial condition, results of operations and liquidity.

Cash from Operating Activities. Net cash used in operating activities was ¥58.8 million ($8.7 million) for the year ended June 30, 2026. This was an increase of approximately ¥25.0 million ($3.7 million) compared to net cash used in operating activities of approximately ¥33.8 million for the same period in 2025. The net cash used in operating activities for the year ended June 30, 2026 was primarily attributable to the net loss in the amount of ¥31.6 million ($4.7 million) due to the reasons discussed above, reconciled by an increase in accounts receivable of ¥12.1 million ($1.8 million), and a decrease in purchase advances of ¥43.5 million ($6.4 million), a decrease in contract costs of ¥29.7 million ($4.4 million), an increase in trade accounts payable of ¥4.2 million ($0.6 million) (excluding construction-related payables).

Cash from Investing Activities. Net cash used in investing activities was approximately ¥128.9 million ($19.0 million) for the year ended June 30, 2026. This was an increase of approximately ¥162.6 million ($24.0 million) compared to net cash provided by investing activities of approximately ¥33.7 million for the same period in 2025, which was due to a decrease of ¥83.7 million in net cash inflows related to redemption of short-term investments, a ¥43.7 million increase in expenditures on construction in progress, and a ¥25.7 million increase in net cash outflows from payments made for loans to third parties.

Cash from Financing Activities. Net cash provided by financing activities amounted to ¥119.7 million ($17.6 million) for the year ended June 30, 2026, as compared to net used in financing activities of ¥3.3 million for the same period in 2025. The increase in net cash from financing activities was mainly due to proceeds from sale of common stock, net of issuance costs.

Working Capital. Total working capital as of June 30, 2026 amounted to ¥145.2 million ($21.4 million), compared to ¥295.6 million as of June 30, 2025. Total current assets as of June 30, 2026 amounted to ¥229.0 million ($33.7 million), a decrease of ¥127.2 million ($18.7 million) compared to approximately ¥356.2 million at June 30, 2025. The decrease in total current assets at June 30, 2026 compared to June 30, 2025 was mainly due to a decrease in cash and loans to third parties-short term, partially offset by an increase in purchase advances. For the year ended June 30, 2026, the Company had approximately ¥58.8 million ($8.7 million) cash out flow from the operating activities, and as of June 30, 2026, our total future minimum purchase commitment under the non-cancellable purchase contracts were amounted to ¥30.6 million ($4.5 million). As of June 30, 2026, the Company had cash in the amount of approximately ¥29.7 million ($4.4 million) for the next operating cycle ending June 30, 2027. Based on the historical trends and the capital requirements of the new plant we are building, management believes that the Company will have sufficient working capital for its operations at least 12 months from the issuance date of this report.

Current liabilities. Current liabilities amounted to ¥83.7 million ($12.3 million) at June 30, 2026, in comparison to ¥60.6 million at June 30, 2025.

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

Tabular Disclosure of Contractual Obligations

Below is a table setting forth all our contractual obligations as of June 30, 2026, which consists of our short-term loan agreements, operating lease obligations and due to related party:

	Payment Due by Period
		Less			More
		than	1 – 3	3 – 5	than
Contractual Obligations	Total	1 year	years	years	5 years
Debt obligations	¥31,340,175	¥31,340,175	¥—	¥—	¥—
Operating lease obligations	6,430,051	3,060,814	3,369,237	—	—
Due to related parties	649,559	649,559	—	—	—
Purchase obligation	30,622,996	29,572,996	600,000	450,000	—
Total	¥69,042,781	¥64,623,544	¥3,969,237	¥450,000	¥—

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Executive Officers and Directors

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Position Held
Mr. Yin Shenping	56	Chief Executive Officer and Director
Ms. Liu Jia	43	Chief Financial Officer and Director
Mr. Chen Guangqiang	63	Chief Technology Officer, Chairman and Director
Mr. Hu Zhongchen	73	Independent Director
Mr. Nelson N.S. Wong	64	Independent Director (Audit Committee Chair)
Mr. Hu Jijun	61	Independent Director
Dr. Duan Yonggang	62	Independent Director

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

6.B. Compensation

The following table shows the annual compensation paid by us to Yin Shenping, our Chief Executive Officer, Liu Jia, our Chief Financial Officer, and Chen Guangqiang, our Chief Technology Officer, for the years ended June 30, 2026, 2025 and 2024. No other employee or officer received more than $100,000 in total compensation in 2026, 2025 and 2024.

Summary Executive Compensation Table

				Option	Restricted Stock
Name and principal position	Year	Salary	Bonus	Awards	Awards	Total
Yin Shenping,
Principal Executive Officer	2026	$275,329	$40,000	$—	$—	$315,329
	2025	$471,866	$100,000	$—	$397,068	$968,934
	2024	$600,000	$180,000	$—	$1,186,674	$1,966,674
Liu Jia
Principal Financial Officer	2026	$231,502	$60,000	$—	$—	$291,502
	2025	$182,072	$50,000	$—	$189,708	$421,780
	2024	$180,000	$60,000	$—	$263,078	$503,078
Chen Guangqiang,
Chief Technology Officer	2026	$318,542	$80,000	$—	$—	$398,542
	2025	$471,866	$100,000	$—	$397,068	$968,934
	2024	$600,000	$180,000	$—	$1,186,674	$1,966,674

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

Summary Director Compensation Table

	Fees earned
	or	Option	Restricted Stock
Name*	paid in cash	Awards	Awards	Total
Nelson N.S. Wong	$10,000	$—	—	$10,000
Hu Jijun	$10,000	$—	—	$10,000
Duan Yonggang	$10,000	$—	—	$10,000
Hu Zhongchen	$10,000	$—	—	$10,000

* Compensation for our directors Yin Shenping, Chen Guangqiang and Liu Jia, who also serve as executive officers, is fully disclosed in the executive compensation table.

The following table summarizes, as of June 30, 2026, the outstanding options, unvested restricted share units and shares that we granted to our current directors and executive officers. The following Class A Ordinary Shares were excluded from the calculation of EPS and beneficial ownership as these unvested Class A ordinary shares that were pre-issued under the 2024 Equity Incentive Plan

	Class A Ordinary Shares
	underlying options
	awarded/Restricted	Exercise price
Name	Share Units/Shares*	(US$/share)*	Date of grant	Date of vested
Yin Shenping	2,050	—	03/31/2025	03/31/2027
Chen Guangqiang	2,050	—	03/31/2025	03/31/2027
Liu Jia	646	—	03/31/2025	03/31/2027
Nelson N.S. Wong	125	—	03/31/2025	03/31/2027
Hu Jijun	125	—	03/31/2025	03/31/2027
Duan Yonggang	125	—	03/31/2025	03/31/2027
Total	5,121	—

* Retrospectively restated for the 1-for-200 reverse stock split effective on August 18, 2026.

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

6.D. Employees

As of June 30, 2026, we employed a total of 194 full-time employees in the following functions:

	Number of Employees
	June 30,	June 30,	June 30,
Department	2026	2025	2024
Senior Management	11	11	11
Human Resource & Administration	9	10	10
Finance	13	18	17
Research & Development & Technology	73	72	68
Procurement and production	49	34	35
Sales & Marketing	39	43	43
Total	194	188	184

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. In fiscal year 2026, we contributed approximately $586,214 to the employee benefit plans and social insurance. In fiscal year 2025, we contributed approximately $530,266 to the employee benefit plans and social insurance. In fiscal year 2024, we contributed approximately $418,587 to the employee benefit plans and social insurance. The effect on our liquidity by the payments for these contributions is immaterial. We believe that we are in material compliance with the relevant PRC employment laws.

6.E. Share Ownership

For information regarding the share ownership of our directors and senior management, see “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.”

Share and Share Options

Share Option Pool

As of June 30, 2026, there are no outstanding options under the 2015 Equity Incentive Plan, the 2021 Equity Incentive Plan, or the 2024 Equity Incentive Plan.

Executive Class A Ordinary Stock Grants

On February 28, 2022, the Company’s board granted 1,642,331 (457 shares post 2024 Reverse Stock Split and 2026 Reverse Stock Split) Class A Ordinary Shares pursuant to its 2015 Equity Incentive Plan to the employees of the Company, at a fair value of $1,708,024, with a vesting period of three years from the date of the grant.

On March 15, 2023, the Company’s board granted 1,000,000 (278 shares post 2024 Reverse Stock Split and 2026 Reverse Stock Split) Class A Ordinary Shares to the employees of the Company, at a fair value of $372,600, with a vesting period of six months from the date of the grant.

On February 26, 2024, the Company’s board granted 6,255,483 (1,738 shares post 2024 Reverse Stock Split and 2026 Reverse Stock Split) Class A Ordinary Shares pursuant to its 2015 Equity Incentive Plan to the employees of the Company, at a fair value of $2,130,000, with a vesting period of one year from the date of the grant.

On March 31, 2025, the Company’s board granted 2,263,194 (11,318 shares post 2026 Reverse Stock Split) Class A Ordinary Shares pursuant to its 2024 Equity Incentive Plan to the employees of the Company, at a fair value of $3,496,635, with a vesting period of two years from the date of the grant.

As of June 30, 2026, we have 1,131,597 (5,659 shares post 2026 Reverse Stock Split) non-vested restricted stocks outstanding under such grant.

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

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

The following table sets forth information with respect to beneficial ownership of our Class A and Class B Ordinary Shares as of the date of this report, for each person known by us to beneficially own 5% or more of our Class A Ordinary Shares, and all of our executive officers and directors individually and as a group. It reflects the one-for-eighteen Reverse Stock Split we effected on May 1, 2024, the 1-for-200 Reverse Stock Split we effected on August 18, 2026 and the two classes of shares approved by our shareholders on April 5, 2021: Class A Ordinary Shares, with one vote per share, and Class B Ordinary Shares, with fifteen votes per share. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Class A and Class B Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 2,195,938 Class A Ordinary Shares and 20,000,000 Class B Ordinary Shares outstanding, reflecting the issuance of 1,848,443 Class A Ordinary Shares sold after June 30, 2026 under our at-the-market offering program described in Note 31 to our consolidated financial statements. The Class A Ordinary Shares excludes 5,659 unvested Class A ordinary shares that were pre-issued under the 2024 Equity Incentive Plan.

	Shares Beneficially Owned (1)
	Class A Ordinary Shares			Class B Ordinary Shares		% of Total Voting
Name of Beneficial Owner	Number**	%		Number	%	Power(2)
Directors and Executive Officers:
Yin Shenping(3)	2,871	*		10,000,000	50.00%	49.64%
Chen Guangqiang(4)	2,852	*		10,000,000	50.00%	49.64%
Hu Jijun(5)	205	*		—	—	*
Wong Nelson(6)	200	*		—	—	*
Hu Zhongchen(7)	—	*		—	—	*
Liu Jia(8)	1,277	*		—	—	*
Duan Yonggang(9)	200	*		—	—	*
Directors and Executive Officers as a Group (eight members)	7,605	*	%	20,000,000	100.00%	99.28%

* Less than 1%.

** Retrospectively restated for the 1-for-200 reverse stock split effective on August 18, 2026.

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

(5)	The address is Recon Technology Ltd, Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing 100012, People’s Republic of China.
(6)	The address is Recon Technology Ltd, Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing 100012, People’s Republic of China.
(7)	The address is Recon Technology Ltd, Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing 100012, People’s Republic of China.
(8)	The address is Recon Technology Ltd, Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing 100012, People’s Republic of China.
(9)	The address is Recon Technology Ltd, Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing 100012, People’s Republic of China.

7.B. Related party transactions

Transactions with Related Persons

Other receivable - related parties consisted of the following:

	June 30,	June 30,	June 30,
	2025	2026	2026
Related Parties	RMB	RMB	US Dollars
Due from related parties	¥67,976	¥400,000	$58,953
Total	¥67,976	¥400,000	$58,953

Other payables - related parties consisted of the following:

	June 30,	June 30,	June 30,
	2025	2026	2026
Related Parties	RMB	RMB	US Dollars
Expenses paid by the major shareholders	¥2,382,218	¥—	$—
Due to family members of the owners of BHD and FGS	545,159	649,559	95,733
Total	¥2,927,377	¥649,559	$95,733

Contract liabilities - related parties consisted of the following:

	June 30,	June 30,	June 30,
	2025	2026	2026
Related Parties	RMB	RMB	US Dollars
Contract liability from unconsolidated entities	¥—	¥400,000	$58,953
Total	¥—	¥400,000	$58,953

The Company also had short-term borrowings from related parties. Below is a summary of the Company’s short-term borrowings due to related parties as of June 30, 2025 and 2026, respectively.

The Company also had long-term borrowings from a related party. Below is a summary of the Company’s long-term borrowings due to a related party as of June 30, 2025 and 2026, respectively.

	June 30,	June 30,	June 30,
	2025	2026	2026
Short-term borrowings due to related parties:	RMB	RMB	US Dollars
Short-term borrowing from a Founder, 3.45% annual interest, due on December 13, 2025	¥10,017,250	¥—	$—
Short-term borrowing from a Founder, 3.45% annual interest, due on December 9, 2026	—	10,017,250	1,476,360
Short-term borrowing from a Founder, 3.75% annual interest, due on April 29, 2027	—	10,016,667	1,476,274
Total short-term borrowings due to related parties	¥10,017,250	¥20,033,917	$2,952,634

	June 30,	June 30,	June 30,
	2025	2026	2026
Long-term borrowings due to related party:	RMB	RMB	US Dollars
Long-term borrowing from a Founder, monthly payments of ¥31,250 inclusive of interest at 3.75%, three years loan, due in April 29, 2027.	¥10,000,000	¥—	$—
Total long-term borrowings due to related party	¥10,000,000	¥—	$—

Leases from related parties - The Company has various agreements for the lease of office space owned by the Founders and their family members. The terms of the agreement state that the Company will continue to lease the property at a monthly rent of ¥96,875 ($13,524) with annual rental expense at ¥1,162,500 ($162,288). The details of leases from related parties are as below:

			Monthly Rent	Monthly Rent
Lessee	Lessor	Rent Period	RMB	US Dollars
Nanjing Recon	Yin Shenping	April 1, 2026 - March 31, 2028	¥40,000	$5,895
BHD	Chen Guangqiang	January 1, 2026- Dec 31, 2028	33,250	4,900
BHD	Chen Guangqiang	January 1, 2026- Dec 31, 2028	23,625	3,482

Guarantee/collateral related parties – The Company’s founders provide guarantee and collateral for the Company’s short-term bank loans. (see Note 17)

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

8.B. Significant Changes

Except as described in Note 31 to our consolidated financial statements included in this annual report, including the 2026 Reverse Stock Split, which became effective on August 18, 2026, and the sales of Class A Ordinary Shares under our at-the-market offering program, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.THE OFFER AND LISTING

9.A. Offer and listing details

We completed our initial public offering on July 29, 2009. Our Class A Ordinary Shares trade under the trading symbol “RCON” on the NASDAQ Capital Market.

As of September 30, 2026, there were approximately 44 holders of record of our Class A Ordinary Shares. This excludes our Class A Ordinary Shares owned by shareholders holding Class A Ordinary Shares under nominee security position listings. On September 29, 2026, the last sales price of our Class A Ordinary Shares as reported on the NASDAQ Capital Market was $1.23 per Class A Ordinary Share.

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

On March 29, 2024, the Company held its annual meeting, at which the Company’s shareholders approved (i) a capital increase to the authorized share capital by creation of 350,000,000 (97,223 shares post 2024 Reverse Stock Split, 2024 Change in Capital Structure and 2026 Reverse Stock Split) additional Class A Ordinary Shares with a nominal or par value of US$0.0925 (US$0.02 post 2024 Reverse Stock Split, 2024 Change in Capital Structure and 2026 Reverse Stock Split) each and 60,000,000 Class B Ordinary Shares with a nominal or par value of US$0.0925 (US$0.0001 post 2024 Change in Capital Structure) each; (ii) a share consolidation or reverse stock split of only the Class A Ordinary Shares, at a ratio of one-for-eighteen (the “2024 Reverse Stock Split”), such that there were then 27,694,610.80 (138,473.1 shares post 2026 Reverse Stock Split) Class A Ordinary Shares with a nominal or par value of US$1.67 (US$0.02 post 2024 Change in Capital Structure and 2026 Reverse Split) (together with 60,000,000 Class B Ordinary Shares with a nominal or par value of US$0.0925 (US$0.0001 post 2024 Change in Capital Structure) each); (iii) a subsequent share subdivision of all shares at a ratio of 1:17,349.9459 into 480,500,000,000 (2,402,500,000 shares post 2026 Reverse Stock Split) Class A Ordinary Shares with a nominal or par value of US$0.0001 (US$0.02 post 2026 Reverse Stock Split) each and 56,000,000,000 Class B Ordinary Shares with a nominal or par value of US$0.0001 each; and (iv) a final capital reduction by the cancellation of 480,000,000,000 (2,400,000,000 shares post 2026 Reverse Stock Split) unissued Class A Ordinary Shares and the cancellation of 55,920,000,000 unissued Class B Ordinary Shares, such that the final authorized share capital of the Company, following each of the above stages was amended from: US$15,725,000 divided into 150,000,000 (41,667 shares post 2024 Reverse Stock Split, 2024 Change in Capital Structure and 2026 Reverse Stock Split) Class A ordinary shares of a nominal or par value of US$0.0925 (US$0.02 post 2024 Reverse Stock Split, 2024 Change in Capital Structure and 2026 Reverse Stock Split) each, and 20,000,000 Class B ordinary shares of a nominal or par value of US$0.0925 (US$0.0001 post 2024 Change in Capital Structure) each, to: US$58,000 divided into 500,000,000 (2,500,000 shares post 2026 Reverse Stock Split) Class A Ordinary Shares of a nominal or par value of US$0.0001 (US$0.02 post 2026 Reverse Stock Split) each and 80,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each (collectively, the “Capital Amendment”). No fractional ordinary shares were issued to any shareholders in connection with the Capital Amendment. Each shareholder will be entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the Capital Amendment.

On February 13, 2026, the Company held its annual general meeting of shareholders (the “2026 Annual Meeting” or “2026 AGM”), at which shareholders approved the following special resolutions. First, to increase the authorized share capital of the Company be increased from $58,000 divided into 500,000,000 (2,500,000 shares post 2026 Reverse Stock Split) Class A Ordinary Shares of a nominal or par value of $0.0001 (US$0.02 post 2026 Reverse Stock Split) each, and 80,000,000 Class B Ordinary Shares of a nominal or par value of $0.0001 each, to $320,000 divided into 3,000,000,000 (15,000,000 shares post 2026 Reverse Stock Split) Class A Ordinary Shares of a nominal or par value of $0.0001 (US$0.02 post 2026 Reverse Stock Split) each and 200,000,000 Class B Ordinary Shares of a nominal or par value of $0.0001 each, by the creation of 2,500,000,000 (12,500,000 shares post 2026 Reverse Stock Split) Class A Ordinary Shares of a nominal or par value of $0.0001 (US$0.02 post 2026 Reverse Stock Split) and 120,000,000 Class B Ordinary Shares of a nominal or par value of $0.0001 each. Second, to authorize the Company effect one or more reverse share splits of its authorized, issued and outstanding Class A Ordinary Shares by way of consolidation at an exchange ratio of up to one-for-eight thousand (1:8,000) in the aggregate (the “Share Consolidations”), with each Share Consolidation to be effected at such time or times, and at a precise consolidation ratio or ratios, in each case as determined by the Directors in their absolute discretion within two years following the date of the AGM.

On July 1, 2026, the board of directors of the Company approved a 1-for-200 share consolidation of the Company’s Class A Ordinary Shares (the “2026 Reverse Stock Split”), pursuant to the authority granted by the Company’s shareholders at the annual general meeting held on February 13, 2026 (the “2026 AGM”), which became effective on August 18, 2026 and reflected on the Nasdaq Capital Market as of the open of business on that date.

As of the date of this annual report, the authorized share capital of the Company is US$320,000 divided into 15,000,000 Class A Ordinary Shares of a nominal or par value of US$0.02 each and 200,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each. Subject to the provisions of the Cayman Companies Act and the provisions, if any, of the Articles, and any directions given by any ordinary resolution and the rights attaching to any class of existing shares, the directors may issue, allot, grant options over or otherwise dispose of shares (including any fractions of Shares) and other securities of our company at such times, to such persons, for such consideration and on such terms as the directors may determine.

Ordinary Shares

Class A Ordinary Shares

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

Class B Ordinary Shares

Under the Fourth Amended and Restated Memorandum and Articles of Association of the Company, which were adopted in connection with the 2024 Reverse Stock Split and the 2024 Change in Capital Structure, each Class B Ordinary Share is convertible into one-eighteenth (1/18) of one Class A Ordinary Share at any time by the holder. The 2026 Reverse Stock Split was effected pursuant to the special resolution adopted at the 2026 AGM, which authorized one or more consolidations of the Company’s authorized, issued and outstanding Class A Ordinary Shares only; the Class B Ordinary Shares were not consolidated. The Fourth Amended and Restated Memorandum and Articles of Association have not been amended or restated to give effect to the 2026 Reverse Stock Split. Giving effect to the 2026 Reverse Stock Split, pursuant to which every 200 issued and outstanding Class A Ordinary Shares were combined into one Class A Ordinary Share of a par value of US$0.02, each Class B Ordinary Share is convertible into one three-thousand-six-hundredth (1/3,600) of one Class A Ordinary Share at any time by the holder, and the number of Class B Ordinary Shares held by a holder will be automatically and immediately converted into the corresponding number of Class A Ordinary Shares at the ratio of 1/3,600 upon any direct or indirect sale, transfer, assignment or disposition of such number of Class B Ordinary Shares by the holder. Furthermore, Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Finally, except for voting rights and conversion rights as set forth in the Fourth Amended and Restated Memorandum and Articles of Association of the Company, the Class A Ordinary Shares and the Class B Ordinary Shares shall have the same rights, preferences, privileges and restrictions.

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

10.C. Material contracts

Other than as described elsewhere in this annual report, including the At-The-Market Issuance Sales Agreement dated July 28, 2026 with Pacific Century Securities LLC, the Jindu Industrial Park Special Fund Loan Agreement dated October 13, 2025 filed as Exhibit 10.35 hereto, the Xianda Cooperation Agreement dated June 30, 2026 filed as Exhibit 10.36 hereto and Qianhui Cooperation Agreement dated June 30, 2026 filed as Exhibit 10.37 hereto, we have not entered into any material contract outside the ordinary course of business during the two years immediately preceding the date of this annual report.

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

SAFE Circular 37

Under the “Notice on Issues Relating to the Administration of Foreign Exchange for Domestic Residents’ Offshore Investment and Round-Trip Investment via Special Purpose Vehicles”, or SAFE Circular 37, issued by SAFE on July 4, 2014 and its implementation rules, domestic residents in China (including domestic entities and individuals) must apply to SAFE for registration of overseas investment before contributing legally obtained domestic or overseas assets or interests to a special purpose vehicle (SPV). Domestic residents contributing legally obtained domestic assets or interests should apply for registration with the local SAFE branch in their place of registration or where the domestic enterprise’s assets or interests are located. For contributions of legally obtained overseas assets or interests, registration should be applied for with the local SAFE branch in their place of registration or place of household registration. If a registered offshore SPV undergoes changes in basic information such as domestic individual shareholders, name, or business term, or significant changes such as capital increase or decrease, equity transfer or swap, or merger or division by domestic residents, it must promptly apply to SAFE for a change of registration for overseas investment.

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

See “Risk Factors — Risks Related to Doing Business in China — Under the PRC Enterprise Income Tax Law, or the EIT Law, we may be classified as a ‘resident enterprise’ of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.”

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

Based on the market price of our Class A Ordinary Shares, the value of our assets and the composition of our assets and income, we believe that we were not a PFIC for our fiscal years ended June 30, 2026, 2025 or 2024. However, given the factual nature of the analyses and the lack of guidance, no assurance can be given. We do not expect to be a PFIC for our taxable year ending December 31, 2018. However, because PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year, our actual PFIC status will not be determinable until the close of the taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year or any future taxable year.

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

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

10.H. Documents on display

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. The SEC maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

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

In fiscal years 2026, 2025 and 2024, we had RMB12.45 million (approximately $1.84 million), RMB11.58 million (approximately $1.71 million), and RMB12.40 million (approximately $1.83 million) of weighted outstanding bank loans, with weighted average effective interest rate of 2.50%, 2.96%, and 3.07% respectively.

As of June 30, 2026, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our company would have been RMB113,050 (approximately $16,662) lower/higher, respectively, mainly as a result of higher/lower interest expense from our short-term borrowings.

Foreign Exchange Risk

Our functional currency is the RMB, and our financial statements are presented in the RMB. Therefore, the change in the value of RMB relative to the U.S. dollar will not affect our financial results reported in the RMB.

However, any significant revaluation of RMB against U.S. dollar may materially affect the value of, and any dividends payable on, our Class A Ordinary Shares in U.S. dollars in the future. See “Risk Factors — Risks Related to Doing Business in China — Fluctuations in exchange rates could adversely affect the value of our securities.”

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

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

On August 18, 2026, the Company effected the 2026 Reverse Stock Split, pursuant to which each 200 issued and outstanding Class A Ordinary Shares were consolidated into one Class A Ordinary Share of a par value of US$0.02 each. The Class B Ordinary Shares were not affected by the 2026 Reverse Stock Split. In addition, at the 2026 AGM held on February 13, 2026, our shareholders approved an increase in our authorized share capital, as described under Item 10.B above. Other than as described above and elsewhere in this annual report, there were no material modifications to the rights of holders of our registered securities during the fiscal year ended June 30, 2026.

Use of Proceeds

Not applicable.

ITEM 15.CONTROLS AND PROCEDURES

(a)Disclosure Controls and Procedures.

As of June 30, 2026, our company carried out an evaluation, under the supervision of and with the participation of management, including our Company’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of our Company’s disclosure controls and procedures. Based on that evaluation, the chief executive officer and chief financial officer concluded that our Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) were ineffective in timely alerting them to information required to be included in the Company’s U.S. Securities and Exchange Commission (the “Commission”) filings.

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

The Company’s management assessed the effectiveness of its internal control over financial reporting as of June 30, 2026. In making this assessment, management used the 2013 framework set forth in the report entitled Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Our management has implemented and tested our internal control over financial reporting based on these criteria. Based on the assessment and material weakness identified, the Company’s management concluded that, as of June 30, 2026, its internal control over financial reporting was not effective.

The specific material weaknesses identified by the Company’s management as of June 30, 2026 are described as follows:

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

We have reassessed all of our financial reporting cycles and we are unable to declare effectiveness of our controls as of June 30, 2026 due to insufficient monitoring of our internal controls (lack of self-testing of internal controls) and lack of enough training and adjustment of our internal procedures to provide enough supporting documents as required. Therefore, we determined that the lack of time to evaluate our design and operating effectiveness are material weaknesses. It should be noted, however, that (a) many actions had been undertaken to enhance the control environment during the year; and (b) there are other remedial activities that are scheduled to take place in fiscal year 2027. We have significantly reduced deficiencies of our internal control during this fiscal year, and management will continue to resolve internal control weaknesses and ensure effective internal controls are in place.

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

In addition to the foregoing efforts, the Company expects to implement the following remedial actions during fiscal year 2027:

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

Management continues to focus on internal control over financial reporting. As of June 30, 2026, the Company has completed certain documentation of our internal controls and will be implementing the following remedial initiatives:

●	To engage a professional organization to assist the company revamp our internal controls and implementation of our internal control over financial report in the coming year;
●	Design and implement an ongoing company-wide training program regarding our internal controls, with particular emphasis on our finance and accounting staff to better cooperating with other operation department to improve the accuracy and reporting efficiency of financial statements under the trend of operation and finance integration;
●	Implement a control process over business acquisition and use or disposition of our assets that could have a material effect on the financial statements;
●	Developing enhanced risk assessment procedures and controls related to changes in IT systems; and developing a training program for internal control staff to address ITGC principles and requirements, with a focus on issues related to user access and change-management over IT systems impacting financial reporting; and
●	Developing a training program for management and related staff to address ITGC principles and requirements, with a focus on issues related to user access and change-management over IT systems impacting financial reporting.

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

ITEM 16B.CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors. The Code of Ethics is attached as an exhibit to this annual report. We have also posted a copy of our code of business conduct and ethics on our website at www.recon.cn.

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

Enrome LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal years 2024, 2025 and 2026.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

During fiscal year ended June 30, 2025, Enrome LLP’s audit fees were $215,000.

During fiscal year ended June 30, 2026, Enrome LLP’s audit fees were $210,000.

Audit-Related Fees

The Company has not incurred any audit-related fees from Enrome LLP for audit-related services in fiscal years 2025 and 2026.

Tax Fees

The Company has not incurred any tax fees from Enrome LLP for tax services in fiscal years 2025 and 2026.

All Other Fees

The Company has not incurred any other fees from Enrome LLP other fees in fiscal years 2025 and 2026.

Audit Committee Pre-Approval Policies

Before Enrome LLP was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by Enrome LLP have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for fiscal year 2026 that were attributed to work performed by persons other than Enrome LLP’s full-time permanent employees was less than 5%.

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended June 30, 2026.

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

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

Our board of directors and its audit committee have delegated an important leadership role in assessing and managing any material risks from cybersecurity threats to IT principles of each entity, if applicable. They are responsible for ensuring that the cybersecurity team has processes in place designed to identify and evaluate cybersecurity risks to which the Company, its subsidiaries and the VIEs are exposed, and to implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents. Our cybersecurity team is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. Our cybersecurity programs are under the direction of Mr. Liu who receives reports from our cybersecurity team and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our cybersecurity team has relevant academic backgrounds and possesses extensive knowledge in cybersecurity risk management. Our cybersecurity team, regularly update and engages in discussions with IT principles on the company’s cybersecurity programs, material cybersecurity risks, and mitigation strategies.

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

		By Reference	6-K	2019-04-24

10.31	Translation of Financial Support Commitment Letter from Two Major Shareholders dated August 31, 2019	By Reference	20-F	2019-10-01

10.32	Translation of Supplemental Agreement to the Investment Agreement with respect to Future Gas Station (Beijing) Technology Co., Ltd. dated September 24, 2019	By Reference	20-F	2019-10-01

10.33	Translation of Supplemental Agreement to the Investment Agreement with respect to Future Gas Station (Beijing) Technology Co., Ltd. dated March 17, 2020	By Reference	6-K	2020-03-18

10.34	Translation of Supplemental Agreement to the Investment Agreement with respect to Future Gas Station (Beijing) Technology Co., Ltd. dated February 4, 2021	By reference	6-K	2021-02-08

10.35	Translation of Jindu Industrial Park Special Fund Loan Agreement dated October 13, 2025	Herewith

10.36	Translation of Xianda Industrial Park Project Special Fund Loan Agreement dated June 30, 2026 between Recon Hengda Technology (Beijing) Co., Ltd. and Guangxi Xianda Investment Co., Ltd.	Herewith

10.37	Translation of Qianhui Industrial Park Project Special Fund Loan Agreement dated June 30, 2026 between Recon Hengda Technology (Beijing) Co., Ltd. and Guangxi Qianhui Investment Co., Ltd.	Herewith

11.1	Code of Ethics of the Company	By Reference	10-K	2009-09-28

11.2	Insider Trading Policy of the Company	By Reference	20-F	2024-10-30

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a)	Herewith

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a)	Herewith

13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code	Herewith

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code	Herewith

15.1	Consent of Enrome LLP	Herewith

97.1	Clawback Policy	By reference	20-F	2024-10-30

99.1	Recon Technology, Ltd Reports Financial Year Results for Fiscal Year 2026	Herewith

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Recon Technology, Ltd.

By:	/s/ Yin Shenping
Name: Yin Shenping
Title: Chief Executive Officer

Date:	September 30, 2026

RECON TECHNOLOGY, LTD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Recon Technology, Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Recon Technology, Ltd. and its subsidiaries (the “Company”) as of June 30, 2026 and 2025, the related consolidated statements of operations and comprehensive loss, changes in shareholder’s equity, and cash flows for the years ended June 30, 2026, 2025, and 2024, the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2026 and 2025, and the results of its operations and its cash flows for the years ended June 30, 2026, 2025, and 2024, in conformity with accounting principles generally accepted in the United States of America (“U.S GAAP”).

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) related to accounts or disclosures that were material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which they relate.

Recoverability of Loans to Third Parties

As described in Note 7 to the consolidated financial statements, the Company had loans to third parties of RMB330.0 million as of June 30, 2026, representing approximately 51.6% of the Company's total assets of RMB639.4 million.

We identified the recoverability of loans to third parties as a critical audit matter due to auditing management's assessment involved especially subjective judgment in evaluating the recoverability and determining allowance for credit losses, and because of the significance of these loans to the consolidated financial statements taken as a whole.

Our audit procedures performed to address this critical audit matter included the following:

We made inquiries of management regarding its credit assessment process for the borrowers, including the basis and assumptions used in determining the allowance for credit losses recorded during the year.

We obtained independent third-party business background reports for the borrowers to corroborate their business registration status, scope of operations, and other public-record information relevant to assessing their ability in repaying the loans.

We observed subsequent collections from the borrowers after year-end and through the date of our report, and evaluated the extent to which those collections corroborated management's recoverability assessment.

We reviewed the underlying loan agreements to understand the contractual terms, including interest rates, repayment terms, and collateral or guarantee provisions, and evaluated whether those terms were appropriately reflected in management's assessment.

We evaluated the adequacy of the Company's disclosures related to loans to third parties, including the nature, terms, and credit risk characteristics of the loans and the related allowance for credit losses.

/s/ Enrome LLP

We have served as the Company’s auditor since 2023.

Singapore

September 30, 2026

RECON TECHNOLOGY, LTD

CONSOLIDATED BALANCE SHEETS

	As of June, 30	As of June, 30	As of June, 30
	2025	2026	2026
	RMB	RMB	US Dollars
ASSETS
Current assets
Cash	¥98,874,577	¥29,745,574	4,383,955
Restricted cash	8,204	104	16
Short-term investments	3,599,211	9,005,007	1,327,174
Notes receivable	—	200,000	29,476
Accounts receivable, net	35,852,484	46,142,449	6,800,555
Inventories, net	1,344,588	1,330,874	196,147
Other receivables, net	3,760,881	9,879,518	1,456,061
Other receivables - related parties	67,976	400,000	58,953
Loans to third parties-short term	141,564,073	46,358,973	6,832,467
Purchase advances, net	14,619,556	57,757,856	8,512,455
Contract costs, net	53,547,408	25,059,648	3,693,335
Prepaid expenses	389,216	801,617	118,140
Prepaid consideration for acquisition of noncontrolling interest	—	1,950,000	287,394
Deferred offering cost	2,529,724	339,255	50,000
Total Current Assets	356,157,898	228,970,875	33,746,128

Property and equipment, net	19,986,635	17,158,744	2,528,886
Construction in progress	12,000,900	86,366,301	12,728,818
Investment in unconsolidated entity, net	—	1,824,974	268,968
Loans to third parties-long term	118,500,000	283,684,309	41,809,894
Operating lease right-of-use assets, net (including ¥696,851 and ¥2,481,013 ($365,656) from related parties as of June 30, 2025 and June 30, 2026, respectively)	18,975,692	21,441,571	3,160,097
Total Assets	¥525,621,125	¥639,446,774	$94,242,791

LIABILITIES AND EQUITY

Current liabilities
Short-term bank loans	¥11,582,336	¥11,306,258	$1,666,336
Accounts payable	19,398,669	36,902,581	5,438,767
Other payables	6,154,889	3,430,099	505,534
Other payable- related parties	2,927,377	649,559	95,733
Contract liabilities	4,719,255	1,669,736	246,089
Contract liabilities- related parties	—	400,000	58,953
Accrued payroll and employees’ welfare	3,212,227	4,927,089	726,163
Taxes payable	795,629	1,481,308	218,318
Short-term borrowings - related parties	10,017,250	20,033,917	2,952,634
Operating lease liabilities - current (including ¥355,601 and ¥1,682,080 ($247,908) from related parties as of June 30, 2025 and June 30, 2026, respectively)	1,761,231	2,924,605	431,033
Total Current Liabilities	60,568,863	83,725,152	12,339,560

Operating lease liabilities - non-current (including nil and ¥1,026,433 ($151,278) from related parties as of June 30, 2025 and June 30, 2026, respectively)	1,081,827	3,291,220	485,066
Long-term borrowings - related party	10,000,000	—	—
Warrant liability - non-current	688	—	—
Total Liabilities	71,651,378	87,016,372	12,824,626

Commitments and Contingencies

Shareholders’ Equity
Class A ordinary shares, $0.02 U.S. dollar par value, 2,500,000 shares authorized and $0.02 U.S. dollar par value, 15,000,000 shares authorized as of June 30, 2025 and June 30, 2026, respectively; 53,154 shares and 353,154 share issued and outstanding as of June 30, 2025 and June 30, 2026, respectively *	101,548	142,646	21,023
Class B ordinary shares, $0.0001 U.S. dollar par value, 80,000,000 authorized shares and $0.0001 U.S. dollar par value, 200,000,000 shares authorized as of June 30, 2025 and June 30, 2026, respectively; 20,000,000 shares and 20,000,000 shares issued and outstanding as of June 30, 2025 and June 30, 2026, respectively	14,038	14,038	2,069
Additional paid-in capital	692,569,747	827,448,759	121,950,857
Statutory reserve	4,148,929	4,148,929	611,476
Accumulated deficit	(262,900,639)	(292,560,687)	(43,118,110)
Accumulated other comprehensive income	33,493,895	27,133,454	3,998,976
Total Recon Technology, Ltd’ equity	467,427,518	566,327,139	83,466,291
Non-controlling interests	(13,457,771)	(13,896,737)	(2,048,126)
Total shareholders’ equity	453,969,747	552,430,402	81,418,165
Total Liabilities and Shareholders’ Equity	¥525,621,125	¥639,446,774	$94,242,791
*	Retrospectively restated for the 1-for-200 reverse stock split on August 18, 2026.

The accompanying notes are an integral part of these consolidated financial statements.

RECON TECHNOLOGY, LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the years ended
	June 30,
	2024	2025	2026	2026
	RMB	RMB	RMB	US Dollars

Revenue	¥68,854,280	¥66,285,032	¥109,898,245	$16,196,997
Cost of revenue	47,976,836	51,044,495	73,410,205	10,819,325
Gross profit	20,877,444	15,240,537	36,488,040	5,377,672

Selling and distribution expenses	10,374,388	9,343,480	5,267,001	776,260
General and administrative expenses	63,765,583	49,645,680	55,495,066	8,178,961
Allowance for (net recovery of) credit losses	4,086,505	(2,856,803)	4,094,917	603,516
Research and development expenses	14,288,879	16,427,892	12,858,639	1,895,129
Operating expenses	92,515,355	72,560,249	77,715,623	11,453,866

Loss from operations	(71,637,911)	(57,319,712)	(41,227,583)	(6,076,194)

Other income (expenses)
Subsidy income	131,428	85,762	37,185	5,480
Interest income	22,897,763	13,390,041	11,944,760	1,760,440
Interest expense	(1,070,449)	(1,110,984)	(1,041,518)	(153,501)
Loss from investment in unconsolidated entity	—	—	(1,102,361)	(162,468)
Loss (gain) in fair value changes of warrants liability	(933,995)	6,226	671	99
Foreign exchange transaction gain (loss)	(881,695)	952,815	(79,217)	(11,675)
Other income	59,049	296,155	(178,542)	(26,314)
Other income, net	20,202,101	13,620,015	9,580,978	1,412,061
Loss before income tax	(51,435,810)	(43,699,697)	(31,646,605)	(4,664,133)
Income tax expenses (benefits)	30	1,580	(1,609)	(237)
Net loss	(51,435,840)	(43,701,277)	(31,644,996)	(4,663,896)

Less: Net loss attributable to non-controlling interests	(1,564,581)	(1,112,723)	(1,984,948)	(292,545)
Net loss attributable to Recon Technology, Ltd	¥(49,871,259)	¥(42,588,554)	¥(29,660,048)	$(4,371,351)

Comprehensive loss
Net loss	(51,435,840)	(43,701,277)	(31,644,996)	(4,663,896)
Foreign currency translation adjustment	2,009,476	(3,642,754)	(6,360,441)	(937,413)
Comprehensive loss	(49,426,364)	(47,344,031)	(38,005,437)	(5,601,309)
Less: Comprehensive loss attributable to non- controlling interests	(1,564,581)	(1,112,723)	(1,984,948)	(292,545)
Comprehensive loss attributable to Recon Technology, Ltd	¥(47,861,783)	¥(46,231,308)	¥(36,020,489)	$(5,308,764)

Loss per share - basic and diluted*	¥(1,974.16)	¥(936.18)	¥(266.52)	$(39.28)

Weighted - average shares -basic and diluted*	25,262	45,492	111,286	111,286
*	Retrospectively restated for the 1-for-18 reverse stock split effective on May 1, 2024 and 1-for-200 reverse stock split on August 18, 2026.

The accompanying notes are an integral part of these consolidated financial statements.

RECON TECHNOLOGY, LTD

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

								Accumulated
					Additional			Other
					Paid-in	Statutory	Accumulated	Comprehensive	Shareholders’	Non-controlling	Total	Total
	Ordinary Shares				Capital*	Reserve	deficit	income	Equity	Interest	Equity	Equity
	Number of		Number of
	Class A	Amount	Class B	Amount
	Shares*	(RMB)*	Shares	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US Dollars)

Balance, as of June 30, 2023	11,549	26,932	7,100,000	4,693	580,340,061	4,148,929	(170,440,826)	¥35,127,173	¥449,206,962	¥(10,056,059)	¥439,150,903	$64,722,836

Stock issuance	27,778	71,799	—	—	77,639,734	—	—	—	77,711,533	—	77,711,533	11,453,263
Restricted shares issued for services	—	—	—	—	1,070,143	—	—	—	1,070,143	—	1,070,143	157,720
Proceeds from Pre-Funded warrants	326	859	—	—	(859)	—	—	—	—	—	—	—
Restricted shares issued for management	304	44	—	—	22,427,638	—	—	—	22,427,682	—	22,427,682	3,305,431
Net loss for the year	—	—	—	—	—	—	(49,871,259)	—	(49,871,259)	(1,564,581)	(51,435,840)	(7,580,705)
Foreign currency translation adjustment	—	—	—	—	—	—	—	2,009,476	2,009,476	—	2,009,476	296,160

Balance, as of June 30, 2024	39,957	¥99,634	7,100,000	¥4,693	¥681,476,717	¥4,148,929	¥(220,312,085)	¥37,136,649	¥502,554,537	¥(11,620,640)	¥490,933,897	$72,354,705

Capital contribution in controlling interests	—	—	—	—	100,000	—	—	—	100,000	—	100,000	14,738
Additional paid-in capital from acquisition of minority interests	—	—	—	—	724,408	—	—	—	724,408	(724,408)	—	—
Restricted shares issued for management	13,197	1,914	12,900,000	9,345	10,268,622	—	—	—	10,279,881	—	10,279,881	1,515,067
Net loss for the year	—	—	—	—	—	—	(42,588,554)	—	(42,588,554)	(1,112,723)	(43,701,277)	(6,440,773)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(3,642,754)	(3,642,754)	—	(3,642,754)	(536,876)

Balance, as of June 30, 2025	53,154	¥101,548	20,000,000	¥14,038	¥692,569,747	¥4,148,929	¥(262,900,639)	¥33,493,895	¥467,427,518	¥(13,457,771)	¥453,969,747	$66,906,861

Stock issuance	300,000	41,098	—	—	122,191,996	—	—	—	122,233,094	—	122,233,094	18,014,929
Restricted shares issued for management	—	—	—	—	12,687,016	—	—	—	12,687,016	—	12,687,016	1,869,835
Net loss for the year	—	—	—	—	—	—	(29,660,048)	—	(29,660,048)	(1,984,948)	(31,644,996)	(4,663,896)
Change of non-controlling interest due to disposal of former subsidiaries’ equity interest	—	—	—	—	—	—	—	—	—	1,545,982	1,545,982	227,849
Foreign currency translation adjustment	—	—	—	—	—	—	—	(6,360,441)	(6,360,441)	—	(6,360,441)	(937,413)

Balance, as of June 30, 2026	353,154	¥142,646	20,000,000	¥14,038	¥827,448,759	¥4,148,929	¥(292,560,687)	¥27,133,454	¥566,327,139	¥(13,896,737)	¥552,430,402	$81,418,165
*	Retrospectively restated for the 1-for-18 reverse stock split effective on May 1, 2024, change in capital structure on March 29, 2024 and 1-for-200 reverse stock split effective on August 18, 2026.

The accompanying notes are an integral part of these consolidated financial statements.

RECON TECHNOLOGY, LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended June 30,
	2024	2025	2026	2026
	RMB	RMB	RMB	US Dollars

Cash flows from operating activities:
Net loss	¥(51,435,840)	¥(43,701,277)	¥(31,644,996)	$(4,663,896)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	2,844,025	3,147,936	2,870,387	423,043
Loss from disposal of property and equipment	35,325	12,410	314	46
(Gain) loss in fair value changes of warrants liability	933,995	(6,226)	(671)	(99)
Allowance for (net recovery of) credit losses	4,086,505	(2,856,803)	4,094,917	603,516
Allowance (reversal) for slow moving inventories	886,991	(1,251,279)	(30,722)	(4,528)
Amortization of right of use assets	1,636,215	4,571,501	2,915,356	429,670
Restricted shares issued for management and employees	22,427,682	10,279,881	12,687,016	1,869,835
Restricted shares issued for services	1,070,143	—	—	—
Loss from investment in unconsolidated entity	—	—	1,102,361	162,468
Cash position changes due to the decrease of ownership interest	—	—	(32,811)	(4,836)
Accrued interest income from loans to third parties	(6,998,866)	(5,288,121)	(9,116,577)	(1,343,617)
Accrued interest income from short-term investment	(885,394)	(17,411)	(5,007)	(738)
Expensing of deferred financing costs	—	—	2,529,724	372,835
Changes in operating assets and liabilities:
Notes receivable	2,400,570	1,341,820	(200,000)	(29,476)
Accounts receivable	(12,151,359)	1,686,887	(12,107,973)	(1,784,494)
Inventories	5,590,058	267,413	(28,080)	(4,138)
Other receivables	31,908	(531,445)	(5,840,026)	(860,713)
Other receivables-related parties	(275,976)	208,000	(332,024)	(48,934)
Purchase advances	(2,422,123)	(5,057,967)	(43,515,113)	(6,413,334)
Contract costs	(4,400,442)	(363,721)	29,704,410	4,377,888
Prepaid expense	(51,467)	12,370	(412,401)	(60,781)
Operating lease liabilities	(2,907,014)	(4,869,474)	(2,008,468)	(296,012)
Accounts payable	(604,203)	1,940,574	(4,208,390)	(620,240)
Other payables	(3,020,216)	3,399,579	(2,645,098)	(389,839)
Other payables-related parties	(293,326)	628,308	(2,277,818)	(335,709)
Contract liabilities	(927,884)	2,898,774	(3,049,519)	(449,443)
Contract liabilities-related parties	—	—	400,000	58,953
Accrued payroll and employees’ welfare	854,644	(24,937)	1,714,862	252,739
Taxes payable	(171,884)	(197,966)	634,382	93,496
Net cash used in operating activities	(43,747,933)	(33,771,174)	(58,801,965)	(8,666,338)

Cash flows from investing activities:
Investment in unconsolidated entity	—	—	(700,000)	(103,167)
Purchases of property and equipment	(282,184)	(1,010,812)	(307,295)	(45,290)
Proceeds from disposal of property and equipment	20,000	2,000	3,580	528
Purchase of land use right	(15,000,251)	—	—	—
Repayments of loans to third parties	117,522,129	100,478,982	96,417,165	14,210,132
Payments made for loans to third parties	(196,437,504)	(140,490,800)	(166,200,000)	(24,494,849)
Payments and prepayments for construction in progress	(219,132)	(8,924,101)	(52,653,099)	(7,760,107)
Payments for short-term investments	(203,481,600)	(3,581,800)	(9,000,000)	(1,326,436)
Redemption of short-term investments	300,863,518	87,239,515	3,496,550	515,328
Net cash (used in) provided by investing activities	2,984,976	33,712,984	(128,943,099)	(19,003,861)

Cash flows from financing activities:
Proceeds from short-term bank loans	11,581,000	10,476,000	15,305,000	2,255,678
Repayments of short-term bank loans	(11,632,755)	(11,319,623)	(15,582,198)	(2,296,532)
Proceeds from short-term borrowings-related parties	10,000,000	—	—	—
Repayments of short-term borrowings-related parties	(10,018,222)	—	—	—
Proceeds from sale of ordinary shares, net of issuance costs	77,711,533	(2,529,724)	121,893,839	17,964,929
Redemption of warrants	(32,617,499)	—	—	—
Payments to Acquire noncontrolling interests	—	—	(1,950,000)	(287,394)
Capital contribution by controlling shareholders	—	100,000	—	—
Net cash (used in) provided by financing activities	45,024,057	(3,273,347)	119,666,641	17,636,681

Effect of exchange rate fluctuation on cash and restricted cash	1,722,165	(8,626,292)	(1,058,680)	(156,030)

Net increase (decrease) in cash and restricted cash	5,983,265	(11,957,829)	(69,137,103)	(10,189,548)
Cash and restricted cash at beginning of year	104,857,345	110,840,610	98,882,781	14,573,519
Cash and restricted cash at end of year	¥110,840,610	¥98,882,781	¥29,745,678	$4,383,971
Reconciliation of cash and restricted cash, beginning of year
Cash	¥104,125,800	¥109,991,674	¥98,874,577	$14,572,310
Restricted cash	731,545	848,936	8,204	1,209
Cash and restricted cash, beginning of year	¥104,857,345	¥110,840,610	¥98,882,781	$14,573,519

Reconciliation of cash and restricted cash, end of year
Cash	¥109,991,674	¥98,874,577	¥29,745,574	$4,383,955
Restricted cash	848,936	8,204	104	16
Cash and restricted cash, end of year	¥110,840,610	¥98,882,781	¥29,745,678	$4,383,971

Supplemental cash flow information
Cash paid during the year for interest	¥659,472	¥1,070,781	¥1,042,505	$153,646
Cash paid during the year for income tax	¥—	¥1,609	¥—	$—

Non-cash investing and financing activities
Right-of-use assets obtained in exchange for operating lease obligations	¥8,303,099	¥—	¥6,752,841	$995,246
Reduction of right-of-use assets and operating lease obligations due to early termination of lease agreement	¥61,301	¥1,886,347	¥1,371,606	$202,150
Payable for construction in progress	¥—	¥7,270,577	¥21,712,302	$3,199,997
Capital contribution receivable due from non-controlling Interest	¥—	¥724,408	¥—	$—
Investment in unconsolidated entity resulting from transfer out of control	¥—	¥—	¥1,124,974	$165,801

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

VIEs:

The Company, along with its wholly-owned subsidiaries Recon Investment Ltd. (“Recon-IN”) and Recon Hengda Technology (Beijing) Co., Ltd. (“Recon-BJ”), conducts its business through the following PRC legal entities (“Domestic Companies”) that operate in the Chinese energy and chemical industry:

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

On February 21, 2019, the Company’s board of directors approved transferring the VIEs and VIE-controlled companies from Jining Recon Technology Ltd. (“Recon-JN”) to Recon-BJ. At the time, both Recon-JN and Recon-BJ were the Company’s wholly owned subsidiaries in China. On April 1, 2019, the Company completed the VIE transfer process and then completed the dissolution of Recon-JN on April 10, 2019, and subsequently completed the dissolution of Recon Technology Co., Limited (“Recon-HK”) on May 15, 2020. The Company does not expect any negative impact of this process on its operations. With the reduction in minority shareholders’ equity, the Company re-signed the VIE agreements on July 10, 2025. Under the new agreements, the Company has the right to absorb 95% of the net income or 100% of the net losses of these domestic companies for accounting purposes, while all other terms remain unchanged.

On December 17, 2015, Huang Hua BHD Petroleum Equipment Manufacturing Co., Ltd (“HH BHD”), a fully owned subsidiary established by BHD was organized under the laws of the PRC, focusing on the design, assemble and manufacture of heating equipment.

Gan Su BHD Environmental Technology Co., Ltd (“Gan Su BHD”) was established on May 23, 2017, with registered capital of ¥50.0 million. The paid in capital was ¥27,495,000 ($4,052,262) as of June 30, 2026. BHD owned an equity interest of 49% of Gan Su BHD, and the remaining 51% equity interests was owned by an individual shareholder upon incorporation of Gan Su BHD. On September 25, 2017, the individual shareholder became the minority shareholder by transferring 2.0% equity shares to BHD. On April 26, 2021, the minority shareholder of Gan Su BHD transferred 15.4% of her equity interest to BHD. On May 19, 2021, the minority shareholder transferred 3.6% of her equity interest and BHD transferred 15.4% of its equity interest of Gan Su BHD to Nanjing Recon. There was no consideration paid for the transfers, and after the transfers, BHD owns equity an interest of 51% and Nanjing Recon owns an equity interest of 19% of Gan Su BHD, which is focusing on oilfield sewage treatment and oily sludge disposal projects.

Qing Hai BHD New Energy Technology Co., Ltd. (“Qinghai BHD”) was established on October 16, 2017, with registered capital of ¥50.0 million. The paid in capital was ¥4,200,000 ($619,003) as of June 30, 2025. BHD owned an equity interest of 55% of Qinghai BHD previously; however, based on an agreement signed by the shareholders of Qinghai BHD dated October 23, 2018, each of the other two individual shareholders agreed to reduce 10% of their equity interests. As a result, Qinghai BHD returned ¥200,000 paid in capital back to one of the individual shareholders. After the new arrangement, BHD owns a total interest of 75% of Qinghai BHD. Qinghai BHD primarily sold heating furnaces to industrial clients similar to those of BHD’s equipment operations. Qinghai BHD’s major operations was ceased by June, 2025 and was fully wound down by September, 2025. The decision to close Qinghai BHD was made due to its underperformance and lack of market expansion.

Hebei Mashiji New Energy Technology Co., Ltd. (“MSJ”) was established on December 12, 2024, with a registered capital of ¥10 million (approximately $1.5 million). As of June 30, 2025, MSJ was consolidated into the consolidated financial statements as a subsidiary controlled by BHD with a 70% equity interest. As of August 2025, BHD owned a 70% equity interest in MSJ, having invested ¥1,200,000 ($176,858) for this interest. MSJ primarily produces and sells methanol fuel energy-enhancing additives for vehicles. As of August, 2025, MSJ remains in the initial preparatory phase and is undertaking the procedures necessary for applying for the relevant product manufacturing license. On September 11, 2025, BHD transferred 51% of MSJ’s equity to a non-related investor, changing from a controlling shareholder with 70% ownership to a minority shareholder 19% MSJ’s equity interest. From September 11, 2025 to June 30, 2026, BHD invested ¥700,000 ($103,167) in MSJ as a minority shareholder. As of June 30, 2026, BHD owned a 19% equity interest in MSJ, having invested a total ¥1,900,000 ($280,025) for this interest.

As the energy consumption market opened to private and foreign companies, and online payment technology developed, the Domestic Companies began to invest in the downstream of the oil industry. On December 15, 2017, BHD and Nanjing Recon entered into a subscription agreement with Future Gas Station (Beijing) Technology, Ltd (“FGS”), pursuant to which the Domestic Companies acquired an 8% equity interest in FGS. Established in January 2016, FGS is a service company focusing on providing new technical applications and data operations to gas stations and provides solutions to gas stations to improve their operations and their customers’ experience. On August 21, 2018, the Domestic Companies entered into an investment agreement and a supplemental agreement (collectively, the “Investment Agreement”) with FGS and the other shareholders of FGS. Pursuant to the Investment Agreement, our VIEs’ ownership interest in FGS shall increase from 8% to 43%, in exchange for their investment in FGS for a total amount of ¥10.0 million in cash and the issuance of 487,057 (136 shares post 2024 Reverse Stock Split and 2026 Reverse Stock Split) restricted Class A Ordinary Shares to the other shareholders of FGS with certain conditions. As of June 30, 2019, the Domestic Companies invested an aggregate amount of ¥35,116,707 in FGS and issued 487,057 (136 shares post 2024 Reverse Stock Split and 2026 Reverse Stock Split) restricted shares in total to other shareholders of FGS, and the Domestic Companies’ ownership interest in FGS has increased to 43%. On February 4, 2021, Nanjing Recon and BHD, entered into the fourth supplemental agreement to the investment agreement with FGS and FGS’ founding shareholders to acquire 8% equity ownership of FGS. Through the fourth supplemental agreement, the Domestic Companies waived the requirement on FGS’ performance goal about the number of gas stations. Accordingly, the Domestic Companies agreed to pay for the balance of the investment and cancelled the related lock-up terms on the restricted shares, The transaction has been hereby closed. As a result, the Domestic Companies collectively own 51% interest of FGS and began to consolidate the financial results of FGS since January 2021. From July 2025 to June 2026, FGS’s operations were materially and adversely affected by strategic shifts in its major clients’ business decisions and unfavorable changes in domestic industry policies. Consequently, FGS’s revenue and active business activities declined precipitously, reaching zero by the end of June 2026. Following a comprehensive assessment, the Domestic Companies have determined that FGS faces insurmountable challenges in the current industry, due to sustained policy headwinds and the irreversible erosion of its core customer base. Accordingly, the Domestic Companies are executing a strategic transformation to shift their business focus to technical supporting services in the field of natural gas differential pressure power generation.

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

Pursuant to these contractual arrangements, the Domestic Companies shall pay service fees equal to all of their net profit after tax payments to the Company. Accordingly, the Company has the right to absorb 95% of net interest or 100% of net loss of those Domestic Companies for accounting purposes. Such contractual arrangements are designed so that the operations of the Domestic Companies are solely for the benefit of the Company, and therefore the Company must consolidate the Domestic Companies under U.S. GAAP.

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

Non-VIEs:

The Company, along with its wholly-owned subsidiaries, Recon Investment Ltd. (“Recon-IN”) and the following PRC legal entities, operates in the Chinese chemical recycling industry:

1.	Shandong Recon Renewable Resources Technology Co., Ltd. (“Recon-SD”)
2.	Guangxi Recon Renewable Resources Co., Ltd. (“Recon-GX”)

On October 10, 2023, Shandong Recon Renewable Resources Technology Co., Ltd (“Recon-SD”) was established by Recon-IN as its fully owned subsidiary, with a registered capital of $30.0 million. The paid in capital was $14.2 million as of June 30, 2026. Recon-SD focuses on the plastic chemical cycles business. On February 22, 2024, Guangxi Recon Renewable Resources Co., Ltd. (“Recon-GX”) was established by Recon-IN as its fully owned subsidiary established, with a registered capital of $30.0 million. Recon-GX focuses on the plastic chemical cycles business. The paid in capital was $1.0 million as of June 30, 2026.

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

Currency Translation - The Company’s functional currency is US dollars and the consolidated financial statements have been expressed in Chinese Yuan (“RMB”) as RMB is the Company’s reporting currency. The consolidated financial statements as of and for the year ended June 30, 2026 have been translated into US dollars solely for the convenience of the readers. The translation has been made at the rate of ¥6.7851 = US$1.00, the approximate exchange rate prevailing on June 30, 2026. These translated US dollar amounts should not be construed as representing Chinese Yuan amounts or that the Chinese Yuan amounts have been or could be converted into US dollars.

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

Short-term investments - Short-term investments include wealth management products, which are certain deposits with fixed interest rates and the principal are guaranteed by the financial institutions. The carrying values of the Company’s short-term investments approximate fair value because of their short-term maturities within one year. The interest earned is recognized in the consolidated statements of operations and comprehensive income (loss) as interest income. As of June 30, 2025 and June 30, 2026, the Company had short-term investments balance of ¥3.6 million and ¥9.0 million ($1.3 million), including accrued interests of ¥17,411 and ¥5,007 ($738), respectively.

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

Prepaid consideration for acquisition of noncontrolling interest - Cash consideration paid to the holders of a noncontrolling interest in a consolidated subsidiary in advance of the completion of an acquisition of their equity interest is recorded as an asset at cost and classified as current or noncurrent based on the expected timing of the closing. Upon closing, the acquisition is accounted for as an equity transaction under ASC 810-10-45-23, with any difference between the consideration paid and the carrying amount of the noncontrolling interest recorded in additional paid-in capital; no gain or loss is recognized. The asset is assessed for recoverability if the acquisition is no longer expected to close. As of June 30, 2025 and 2026, prepaid consideration for acquisition of noncontrolling interest amounted to ¥nil and ¥1.95 million ($2.9 million), respectively, representing prepayments made for the noncontrolling interest in Gansu BHD.

Deferred offering costs - ASC 340-10, Deferred offering costs consisted of fees and expenses incurred in connection with the sale of the Company’s ordinary shares, including the legal, accounting, printing and other offering related costs. Upon completion of the offering, these deferred offering costs are to be reclassified from current assets to shareholders’ equity and recorded against the net proceeds from the offering. As of June 30, 2025 and 2026, deferred offering costs amounted to ¥2.5 million and ¥0.3 million ($0.05 million), respectively.

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

Investment in unconsolidated entity - The Company’s investments in unconsolidated entities are equity interests over which the Company has no control, joint control, or significant influence (the “Investments”). Pursuant to US GAAP (ASC 321 and ASC 323), the accounting treatment is determined by the Company’s influence over investees and the availability of readily determinable fair values.

For investments where the Company holds less than 20% of voting equity interests and has concluded it lacks significant influence, the Investments are accounted for under ASC 321-10-35-2’s measurement alternative. The measurement alternative applies because the Investments’ fair values are not readily determinable (no active/comparable market, and reliable estimates are impracticable). Initially measured at cost, subsequent carrying amounts are adjusted for impairments, observable price changes in orderly transactions for the same/similar securities, and cash dividends.

The Company evaluates impairments annually. A qualitative assessment identifies impairment indicators; if present, fair value is estimated under ASC 820 using appropriate valuation techniques (e.g., DCF, comparable transactions) with relevant inputs. Pursuant to ASC 321-10-50-3, the Investments’ carrying amounts, impairments, cumulative price adjustments, and explanatory information are disclosed in the Notes 12.

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

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Company recorded no impairment loss on its equity method investment during the one year ended June 30, 2025 and 2026. The Company recorded no investment income on its equity method investment in unconsolidated entities during the one year ended June 30, 2025 and 2026, respectively.

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

Revenue Recognition - In accordance with ASC 606, “Revenue from Contracts with Customers”, revenue is recognized when all of the following five steps are met: (i) identify the contract(s) with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; (v) recognize revenue when (or as) each performance obligation is satisfied. The core principle underlying the new revenue recognition Accounting Standards Update (“ASU”) is that the Company recognizes revenue to represent the transfer of goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. The Company identifies contractual performance obligations and determines whether revenue should be recognized at a point in time or over time, by assessing, at contract inception, whether control of the promised good or service transfers to the customer over time or at a point in time.

Management determines, at contract inception, whether control of a promised good or service transfers to the customer over time or at a point in time. A performance obligation is satisfied over time if it meets any one of the criteria in ASC 606-10-25-27: (a) the customer simultaneously receives and consumes the benefits provided by the Company’s performance as the Company performs; (b) the Company’s performance creates or enhances an asset (for example, work in process) that the customer controls as the asset is created or enhanced; or (c) the Company’s performance does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance completed to date. Where none of these criteria is met, the performance obligation is satisfied at a point in time, being the point at which the customer obtains control of the promised good or service. Indicators that the customer has obtained control include the Company’s present right to payment for the asset, the customer’s legal title to the asset, the transfer of physical possession of the asset, the transfer of the significant risks and rewards of ownership of the asset and the customer’s acceptance of the asset (ASC 606-10-25-30). For performance obligations satisfied over time, the Company measures its progress toward complete satisfaction of the performance obligation using an input method or an output method, in each case selected because it faithfully depicts the transfer of goods or services to the customer (ASC 606-10-25-31).

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

The Company’s disaggregation of revenue for the years ended June 30, 2024, 2025 and 2026 is disclosed in Note 30.

Automation Products and Software; Equipment, Accessories and Others

The Company generates revenue primarily through delivery of standard or customized products and equipment, including automation products, furnaces and related accessories. Revenue from these sales arrangements is recognized at a point in time, when control of the products transfers to the customer upon delivery of the products and the customer’s signing of the acceptance report. The Company has concluded that none of the over-time criteria in ASC 606-10-25-27 is met: the customer does not simultaneously receive and consume the benefits provided by the Company’s performance as the Company performs (criterion (a)); the Company’s performance does not create or enhance an asset that the customer controls as the asset is created or enhanced (criterion (b)); and the Company has no enforceable right to payment for performance completed to date, payment being due only upon delivery and acceptance of the products (criterion (c)). Control transfers at that point in time, as evidenced by the Company’s present right to payment for the products, the transfer of physical possession and legal title to the customer, the transfer of the significant risks and rewards of ownership of the products and the customer’s acceptance of the products against the contracted specifications (ASC 606-10-25-30). Revenue from these sales arrangements is recognized at a point in time, when control of the products transfers to the customer upon delivery of the products and the customer’s signing of the acceptance report. The Company has concluded that none of the over-time criteria in ASC 606-10-25-27 is met: the customer does not simultaneously receive and consume the benefits provided by the Company’s performance as the Company performs (criterion (a)); the Company’s performance does not create or enhance an asset that the customer controls as the asset is created or enhanced (criterion (b)); and the Company has no enforceable right to payment for performance completed to date, payment being due only upon delivery and acceptance of the products (criterion (c)). Control transfers at that point in time, as evidenced by the Company’s present right to payment for the products, the transfer of physical possession and legal title to the customer, the transfer of the significant risks and rewards of ownership of the products and the customer’s acceptance of the products against the contracted specifications (ASC 606-10-25-30).

The sale of automation products or specialized equipment when combined with services represent a single performance obligation for the development and construction of a single asset. The Company may also provide design or installation services to clients as there may be such obligation in contracts. The promises to transfer the goods and provision of services are not separately identifiable, which is evidenced by the fact that the Company provides significant services of integrating the goods and services into a single deliverable for which the customer has contracted. This single performance obligation is satisfied over time, as the Company has concluded that the criteria in ASC 606-10-25-27(b) and (c) are met: the asset developed and constructed for the customer is designed and assembled to the customer’s requirements and technical indicators and therefore does not have an alternative use to the Company; the Company has an enforceable right to payment for performance completed to date, as the contracts generally cannot be terminated without the agreement of both parties and early termination requires the payment of compensation; and, for the on-site installation and construction work, the Company’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced. For such sales arrangements, the Company recognizes revenue using input method, based on the relationship between actual costs incurred compared to the total estimated costs for the contract. Such method is adopted because the Company believes it best depicts the transfer of goods and services to the customer.

Oilfield Environmental Protection Service

The Company provides wastewater treatment products and related service to oilfield and chemical industry companies and generates revenue from special equipment, self-developed chemical products and supporting service, transfer. Revenue is recognized when contract obligations have been performed. For such sales arrangements, the Company recognizes revenue when products are delivered, on-site assistance services rendered, and acceptance reports are signed off by customers. Revenue from these arrangements is recognized at a point in time, as the Company has concluded that none of the over-time criteria in ASC 606-10-25-27 is met because: (i) the customer receives and consumes the benefits of the goods or services after the performance obligation has been completed rather than as the Company performs, the customer inspecting the water quality on a monthly basis and confirming and signing off in the acceptance report the qualified amount of treated water; (ii) the Company’s performance does not create or enhance an asset that the customer controls as the asset is created or enhanced; and (iii) the Company has no enforceable right to payment unless the performance obligation has been completed and the acceptance report has been signed by the customer. Control transfers at that point in time, as evidenced by the customer’s acceptance of the delivered products and rendered services and the Company’s resulting right to payment (ASC 606-10-25-30). Such method is adopted because the Company believes it best depicts the transfer of services to the customer.

The Company provides oily sludge disposal and treatment services to oilfield companies and generates revenue from treatment services of oily sludge. The Company has determined that this performance obligation is satisfied over time because the criterion in ASC 606-10-25-27(a) is met: the customer simultaneously receives and consumes the benefits provided by the Company’s performance as the Company performs, the Company progressively collecting, transferring and treating the oily sludge and the customer obtaining the benefit of the treatment as the service is rendered. Revenue is recognized as the contract obligations are progressively performed. For such sales arrangements, the Company recognizes revenue using output method, based on the percentage-of-completion method. Progress toward complete satisfaction of the performance obligation is measured by reference to the quantity of oily sludge treated and disposed of, and this method is adopted because the Company believes it best depicts the transfer of services to the customer.

Platform Outsourcing Services

The Company provides online platform development and maintenance services to gas stations in various provinces in China. The Company believes that customers receive and consume the economic benefits simultaneously as the Company fulfills its performance obligations and that the operation and maintenance services are continuous in nature, with customers receiving ongoing benefits throughout the service period. The Company invoices customers at the end of each month based on fixed service fees and classifies this portion of revenue as revenue recognized over time. The Company has concluded that these services meet the criterion in ASC 606-10-25-27(a), as the customer simultaneously receives and consumes the benefits provided by the Company’s performance as the Company performs, the operation and maintenance services being continuous in nature and the customer obtaining ongoing benefits throughout the service period; the Company is also entitled to payment for the services performed to date, as evidenced by the fixed monthly service fees invoiced at the end of each month. Progress toward complete satisfaction of the performance obligation is measured on a time-elapsed basis over the service period to which the fixed monthly service fees relate.

The Company also provides API (application programming interface) port export services and related maintenance services to business partners in various industries that may have transactions in the fueling scenario. As the Company does not create or enhance assets controlled by its customers during the provision of its services and its customers do not simultaneously receive and consume services and the Company has no enforceable right to payment for performance completed to date, the related service fee being charged only when each transaction is completed, none of the over-time criteria in ASC 606-10-25-27 is met and the Company recognizes revenue at a single point in time when the online transaction is completed. The Company’s services enable terminal users of various mobile applications operated by its customers or partners to complete refueling transactions in cash or online through various payment channels; when each transaction, including refueling and payment, is completed, the Company is entitled to charge, at pre-set rates, each transaction amount as a service fee and recognize the underlying amount as revenue. Related fees are generally billed monthly on a per-transaction basis.

Contract Balances

The Company’s contract balances include contract costs, net and contract liabilities from contracts with customers, and the following table provides information about contract balances:

	June 30,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	US Dollars
Contract costs, net	¥53,547,408	¥25,059,648	$3,693,335
Contract liabilities	¥4,719,255	¥1,669,736	$246,089
Contract liabilities- related parties	¥—	¥400,000	$58,953

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

Contract Liabilities - Contract liabilities are recognized for contracts where payment has been received in advance of performance under the contract. The Company’s contract liabilities consist primarily of the Company’s unsatisfied performance obligations as of the balance sheet dates. Contract liabilities are recognized as revenue after control of the products or services is transferred to the customer and all revenue recognition criteria have been met. The amount of revenue recognized during the years ended June 30, 2024, 2025 and 2026 that was previously included within contract liability balances was ¥1,489,311, ¥761,824 and ¥3,634,649 ($535,681), respectively.

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

Amounts billed to customers for shipping and handling activities to fulfill the Company’s promise to transfer the goods are included in revenue, and costs incurred by the Company for the delivery of goods are classified as cost of sales in the consolidated statements of operations and comprehensive income (loss). Sales, value added, and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue. The Company generally offers assurance-type warranties for its products. The specific terms and conditions of those warranties vary depending upon the product. The Company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the warranty liability include historical product-failure experience and estimated repair costs for identified matters. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The amount accrued for expected returns and warranty claims was immaterial as of June 30, 2026.

Practical Expedients Elected

Incremental Costs of Obtaining a Contract - The Company has elected the practical expedient permitted in ASC 340-40-25-4, which permits an entity to recognize incremental costs to obtain a contract as an expense when incurred if the amortization period will be less than one year and not significant.

Significant Financing Component - The Company has elected the practical expedient permitted in ASC 606-10-32-18, which allows an entity to not adjust the promised amount of consideration for the effects of a significant financing component if a contract has a duration of one year or less. As the Company’s contracts are majorly less than one year in length, consideration will not be adjusted. For the Company’s contracts include a standard payment term of 90 days to 180 days; consequently, there is no significant financing component within contracts. There are also some new contracts that will not be completed within one year from year 2025, the Company did calculation and the amount was not material as end of June 30, 2026.

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

Research and Development Expenses - Research and development costs comprise the costs of developing and improving new and existing products and services, including employee compensation, materials, depreciation of equipment and contracted technical services. All R&D costs are expensed as incurred unless specific development projects (e.g. qualifying software systems or equipment prototypes) demonstrate technological feasibility and probable future economic benefits. Field testing costs for pre-commercial products are classified as R&D until technological validation is achieved. As of June 30, 2026, we have had no capitalization.

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

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The ROU asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All ROU assets are reviewed for impairment annually. There was no impairment for ROU lease assets as of June 30, 2025 and June 30, 2026.

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

The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position would be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. The Company has no uncertain tax position as of June 30, 2025 and 2026.

In general, the PRC tax authority has up to five years to conduct examinations of the Company’s tax filings. Accordingly, the PRC subsidiaries’ and VIE and subsidiaries of the VIE’s tax years ended December 31, 2021 through December 31, 2025 for the Company’s People’s Republic of China (“PRC”) subsidiaries remain open for statutory examination by PRC tax authorities.

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

Given the fact that the “2026 Reverse Stock Split” only affected the outstanding number of the Company’s Class A Ordinary Shares, the weighted average number of Class A Ordinary Shares outstanding had been retroactively restated for the 1-for-200 reverse stock split. While the Class B Ordinary Shares’ number and voting power were not subjected to the 2026 Reverse Stock Split, according to the Company’s Fourth Amended and Restated M&A and Articles of Association, “each Class B Ordinary Share entitles its holder the right to convert it into one eighteenth (1/18) of a Class A Ordinary Share at any time. Correspondingly, each one eighteenth (1/18) of a share of Class B Ordinary Share has dividend rights equivalent to the one share of Class A Ordinary Share”. The Company’s Fourth Amended and Restated Memorandum and Articles of Association have not been amended or restated to give effect to the 2026 Reverse Stock Split, which was effected pursuant to the authority granted in the Articles and by the special resolution adopted at the 2026 AGM. Giving effect to the 2026 Reverse Stock Split, each Class B Ordinary Share is convertible into one three-thousand-six-hundredth (1/3,600) of a Class A Ordinary Share, and correspondingly each 3,600 Class B Ordinary Shares have dividend rights equivalent to one Class A Ordinary Share. In addition, (a) since becoming public, the Company has never declared a dividend, and (b) if a dividend were declared, the Board of Directors would intend to make sure the dividends were properly allocated among the Class A Ordinary Shares and Class B Ordinary Shares to give effect to the applicable conversion ratio. The Company believes that all of these treatments are designed to ensure that the dividend rights and the dividend rate are the same with that for Class A and Class B Ordinary Shares. To calculate EPS equally for all ordinary shares, the Company uses the sum of the weighted average number of Class A Ordinary Shares outstanding and one three-thousand-six-hundredth (1/3,600) of the weighted average number of Class B Ordinary Shares outstanding as the denominator.

The following table sets forth the computation of basic and diluted earnings per share for the years ended June 30, 2024, 2025 and 2026:

	For the years ended June 30,
	2024	2025	2026	2026
	RMB	RMB	RMB	US Dollars
Numerator:
Net loss attributable to Recon Technology, Ltd	¥(49,871,259)	¥(42,588,554)	¥(29,660,048)	$(4,371,351)

Denominator:
Weighted-average number of ordinary shares outstanding – basic*	25,262	45,492	111,286	111,286
Class A Ordinary Shares*	23,290	40,240	105,730	105,730
Class B Ordinary Shares**	1,972	5,252	5,556	5,556
Outstanding options/warrants*	262	240	240	240
Potentially dilutive shares from outstanding options/warrants	—	—	—	—
Weighted-average number of ordinary shares outstanding – diluted*	25,262	45,492	111,286	111,286

Loss per share – basic and diluted*	¥(1,974.16)	¥(936.18)	¥(266.52)	$(39.28)
*	Retrospectively restated for the 1-for-18 reverse stock split effective on May 1, 2024 and 1-for-200 reverse stock split on August 18, 2026.
**

The Class B Ordinary Shares were not subjected to reverse stock split, and each Class B Ordinary Share is convertible into one-three thousand six hundred (1/3,600) of one Class A Ordinary Share at any time by the holder thereof, so the weighted average number of Class B Ordinary Shares is calculated on a one-for-three thousand six hundred basis of issued and outstanding Class B Ordinary Shares.

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

Recently Issued Accounting Pronouncements

In December 2025, the FASB issued ASU No. 2025-10 – Accounting for Government Grants Received by Business Entities (“ASU 2025-10”), to establish guidance on the recognition, measurement, and presentation of government grants received by business entities. ASU 2025-10 is effective for annual periods beginning after December 15, 2028 (year ending December 31, 2029 for the Company). The Company is currently evaluating the impact the adoption of ASU 2025-10 will have on its consolidated financial statements.

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

NOTE 3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	June 30,	June 30,	June 30,
	2025	2026	2026
Third Parties	RMB	RMB	US Dollars
Trade accounts receivable	¥37,916,569	¥50,666,009	$7,467,245
Allowance for credit losses	(2,064,085)	(4,523,560)	(666,690)
Total third-parties, net	¥35,852,484	¥46,142,449	$6,800,555

	June 30,	June 30,	June 30,
	2025	2026	2026
Third Parties- long-term	RMB	RMB	US Dollars
Trade accounts receivable	¥886,267	¥244,800	$36,079
Allowance for credit losses	(886,267)	(244,800)	(36,079)
Total third-parties, net	¥—	¥—	$—

Provision for credit losses of accounts receivable due from third parties was ¥973,012 for the year ended June 30, 2024. Provision for credit losses of accounts receivable due from third parties was ¥981,891 for the year ended June 30, 2025. Provision for credit losses of accounts receivable due from third parties was ¥1,818,008 ($267,941) for the year ended June 30, 2026.

As of the date of this report, approximately 17.2%, or ¥7.9 million ($1.2 million) of net outstanding balance as of June 30, 2026 has been collected.

Movement of allowance for doubtful accounts is as follows:

	June 30,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	US Dollars
Beginning balance	¥1,968,461	¥2,950,352	$434,828
Charge to credit losses	981,891	1,818,008	267,941
Ending balance	¥2,950,352	¥4,768,360	$702,769

NOTE 4. NOTES RECEIVABLE

Notes receivable represented the non-interest-bearing commercial bills the Company received from the customers for the purpose of collection of sales amounts, which ranged from three to six months from the date of issuance. As of June 30, 2025 and June 30, 2026, notes receivable was ¥nil and ¥200,000 ($29,476), respectively. As of June 30, 2025 and June 30, 2026, no notes were guaranteed or collateralized.

NOTE 5. OTHER RECEIVABLES, NET

Other receivables, net consisted of the following:

	June 30,	June 30,	June 30,
	2025	2026	2026
Third Party	RMB	RMB	US Dollars
Business advances to officers and staffs (A)	¥797,263	¥2,027,919	$298,878
Deposits for projects	1,433,882	1,229,575	181,217
VAT recoverable	1,139,075	6,033,448	889,220
Others	1,127,654	1,029,692	151,758
Allowance for credit losses	(736,993)	(441,116)	(65,012)
Total Other receivable, net	¥3,760,881	¥9,879,518	$1,456,061
(A)	Business advances to officers and staffs represent advances for business travel and sundry expenses related to oilfield or on-site installation and inspection of products through customer approval and acceptance. Included herein are business advances of ¥nil and ¥120,000 ($17,686) due from key management personnel as of June 30, 2025 and June 30, 2026.

Net recovery of provision for credit losses of other receivables was ¥1,194,586 for the year ended June 30, 2024. Net recovery of provision for credit losses of other receivables was ¥63,381 for the year ended June 30, 2025. Net recovery of provision for credit losses of other receivables was ¥295,877 ($43,607) for the year ended June 30, 2026.

Movement of allowance for credit losses is as follows:

	June 30,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	US Dollars
Beginning balance	¥800,374	¥736,993	$108,619
Reversal of allowance	(63,381)	(295,877)	(43,607)
Ending balance	¥736,993	¥441,116	$65,012

NOTE 6. LOANS TO THIRD PARTIES-SHORT TERM

Loans to third parties-short term consisted of the following:

	June 30,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	US Dollars
Working fund to third party companies	¥141,564,073	¥50,048,306	$7,376,207
Allowance for doubtful accounts	—	(3,689,333)	(543,740)
Loans to third parties-short term	¥141,564,073	¥46,358,973	$6,832,467

Loans to third parties are mainly used for short-term funding to support the Company’s external business partners and at the same time the Company can earn interest income from these loans. Most of these loans bear interest of 5% to 12% per annum and have terms of no more than one year. The Company periodically reviewed the loans to third parties as to whether their carrying values remain realizable. The Company believes that the credit risk associated with these loans is relatively low based on the evaluation of the creditworthiness of these third-party debtors and the borrowers’ financial repayment history with the Company and the aging of the loans. As of the date of this report, the Company has collected approximately 1.6% of the principal, amounting to ¥4.6 million ($0.7 million), with the remaining part expected to be paid in full by the end of June 2027.

NOTE 7. LOANS TO THIRD PARTIES-LONG TERM

Loans to third parties-long term consisted of the following:

	June 30,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	US Dollars
Working fund to third party companies	¥118,500,000	¥283,684,309	$41,809,894
Loans to third parties-long term	¥118,500,000	¥283,684,309	$41,809,894

Long-term loans are interest-bearing, with interest rates ranging from 4.2% to 12.0% per annum, and have terms exceeding one year. Long-term loans are typically secured by collateral or other protective measures, which mitigate risk and ensure repayment is guaranteed. The Company periodically reviewed the loans to third parties as to whether their carrying values remain realizable. The Company believes that the risks associated with the above loans are relatively low based on the evaluation of the creditworthiness of these third-party debtors and the relationships with them. As of the date of this report, nil was matured, and the remaining amount is expected to be paid in full in accordance with the terms and conditions specified in the contract.

In October 2025, upon approval by the Company’s Board, the Company entered into a special‑purpose loan agreement with a domestic company and extended a RMB 100 million loan to participate in an industrial park project. This loan has a 20-year term and bears interest at 4.5% per annum. In 2026, two additional special‑purpose loans aggregating RMB 162 million were granted for the same industrial park initiative; these loans have a 20‑year term, carry an annual interest rate of 4.2%, and are collateralized by project‑related land use rights. All loans are designed to generate long term capital gains and other business resources, and their proceeds can only be used for land acquisition, infrastructure construction and pre‑operational investment promotion for the project.

As of the date of this report, the company’s long-term third-party loans were covered by collateral with a total fair value of ¥800.0 million (approximately $117.9 million).

NOTE 8. PURCHASE ADVANCES, NET

Purchase advance, net consisted of the following:

	June 30,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	US Dollars
Prepayment for construction (A)	¥14,489,026	¥57,434,827	$8,464,846
Prepayment for others	380,358	534,670	78,801
Allowance for doubtful accounts	(249,828)	(211,641)	(31,192)
Purchase advance, net	¥14,619,556	¥57,757,856	$8,512,455
(A)

Prepayment for construction represents prepayments for construction and equipment-related services for the Recon-SD factory. The Company expects such prepayments will be settled, with the related costs capitalized into construction-in-progress or property, plant and equipment within the next six months as the related services are delivered and the factory commences production.

NOTE 9. CONTRACT COSTS, NET

Contract costs, net consisted of the following:

	June 30,	June 30,	June 30,
	2025	2026	2026
Third Party	RMB	RMB	US Dollars
Contract costs	¥57,093,826	¥27,389,416	$4,036,700
Allowance for credit losses	(3,546,418)	(2,329,768)	(343,365)
Total contract costs, net	¥53,547,408	¥25,059,648	$3,693,335

As of June 30, 2026, total contracts costs, net amounted to ¥25,059,648 ($3,693,335), of which 8.0%, or ¥2.0 million ($0.3 million) have been subsequently realized as the date of this report, and the remaining balance is expected to be utilized by June 2027.

Provision for credit losses of contract cost was ¥4,532,872 for the year ended June 30, 2024. Net recovery of provision for credit losses of contract cost was ¥4,079,681 for the year ended June 30, 2025. Net recovery of provision for credit losses of contract cost was ¥1,234,861 ($181,996) for the year ended June 30, 2026.

Movement of allowance for credit losses of contract costs is as follows:

	June 30,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	US Dollars
Beginning balance	¥8,394,288	¥3,546,418	$522,677
Charge to (reversal of) allowance	(4,079,681)	(1,234,861)	(181,996)
Charge to (reversal of) sales	(768,189)	18,211	2,684
Ending balance	¥3,546,418	¥2,329,768	$343,365

NOTE 10. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	June 30,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	US Dollars
Motor vehicles	¥3,665,426	¥3,779,077	$556,967
Office equipment and fixtures	1,368,950	1,469,444	216,569
Production equipment	30,938,857	30,637,087	4,515,348
Leasehold improvement	2,260,000	2,260,000	333,083
Total cost	38,233,233	38,145,608	5,621,967
Less: accumulated depreciation	(18,072,448)	(20,814,564)	(3,067,687)
Less: accumulated impairment	(174,150)	(172,300)	(25,394)
Property and equipment, net	¥19,986,635	¥17,158,744	$2,528,886

Depreciation expenses were ¥2,844,025, ¥3,147,936 and ¥2,870,387 ($423,043) for the years ended June 30, 2024, 2025 and 2026, respectively.

The impairment was ¥942,462, ¥174,150 and ¥172,300 ($25,394) for the years ended June 30, 2024, 2025 and 2026, respectively.

Loss from property and equipment disposal was ¥35,325 for the year ended June 30, 2024. Loss from property and equipment disposal was ¥12,410 for the year ended June 30, 2025. Loss from property and equipment disposal was ¥314 ($46) for the year ended June 30, 2026.

NOTE 11. CONSTRUCTION IN PROGRESS

	June 30,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	US Dollars
Construction in progress	¥12,000,900	¥86,366,301	$12,728,818

Construction in progress refers to the factory construction being undertaken by Recon-SD for its plastic recycling business (“the Project”). It primarily accounts for the direct and indirect costs incurred by the Project. The Project occupies approximately 50 acres. Upon full completion, the Project will comprise a production workshop, a process equipment area, a raw material warehouse area, a tank farm area, Multi-functional office buildings, a hazardous waste storage facility, and supporting utility infrastructure. Currently, two production lines are under construction. As of the date of this report, the plant has entered the trial production phase. The total budget for the Project is approximately $20 million. As of June 30, 2026, the construction costs amounted to ¥86,366,301 ($12,728,818).

NOTE 12. INVESTMENT IN UNCONSOLIDATED ENTITY, NET

Investment in unconsolidated entity, net consisted of the following:

	June 30,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	US Dollars
Investment in unconsolidated entity - Initial cost	¥—	¥1,824,974	$268,968
Investment in unconsolidated entity, net	¥—	¥1,824,974	$268,968

The Investment in unconsolidated entity is BHD’s 19% equity interest in MSJ. MSJ was established on December 12, 2024. As of June 30, 2025, MSJ was consolidated into the consolidated financial statements as a subsidiary controlled by BHD with a 70% equity interest. As of August 2025, BHD owned a 70% equity interest in MSJ, having invested ¥1,200,000 ($176,858) for this interest. MSJ primarily produces and sells methanol fuel energy-enhancing additives for vehicles. As of August, 2025, MSJ remains in the initial preparatory phase and is undertaking the procedures necessary for applying for the relevant product manufacturing license. On September 11, 2025, BHD transferred 51% of MSJ’s equity to a non-related investor, changing from a controlling shareholder with 70% ownership to a minority shareholder 19% MSJ’s equity interest. From September 11, 2025 to June 30, 2026, BHD invested ¥700,000 ($103,167) in MSJ as a minority shareholder. As of June 30, 2026, BHD owned a 19% equity interest in MSJ, having invested a total ¥1,900,000 ($280,025) for this interest.

NOTE 13. BUSINESS ACQUISITION AND INVESTMENT IN UNCONSOLIDATED ENTITY

(U)	Step Acquisition of Future Gas Station (Beijing) Technology, Ltd (“FGS”)

On August 21, 2018, the Company entered into a definitive investment agreement and a supplemental agreement (collectively, the “Agreement”) with FGS and the other shareholders of FGS. Following full performance under the Agreement, Recon will own 43% of FGS. As consideration for increasing its affiliates’ interest in FGS from 8% to 43%, the Company will (1) pay a total of RMB10 million in cash to FGS and (2) issue 487,057 (136 shares post 2024 Reverse Stock Split and 2026 Reverse Stock Split) restricted Class A Ordinary Shares of the Company (the “Restricted Shares”) to the other shareholders of FGS within 30 days after FGS finalizes recording the Company’s corresponding interest at the local governmental agency. If FGS does not reach certain performance goals, the Company has the right to cancel all of the Restricted Shares and without further payment. The Restricted Shares are also subject to lock-up period requirements that vary for each of FGS shareholders, from one year to three years following issuance of the Restricted Shares. FGS has finalized recording Recon’s corresponding interest at the local governmental agency, and Recon has issued 487,057 (136 shares post 2024 Reverse Stock Split and 2026 Reverse Stock Split) Restricted Shares in total to the other shareholders of FGS in August 2018.

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

On February 8, 2021, and pursuant to FGS’ shareholder meeting resolution dated January 13, 2021 (“Acquisition Date”), two of the Company’s subsidiaries entered into the fourth supplemental agreement to the investment agreement with FGS and FGS’ founding shareholders to acquire 8% equity ownership of FGS, as an exchange for waiver of the requirement on FGS’ performance goal about the number of gas stations and cancellation of the related lock-up terms on the 487,057 (136 shares post 2024 Reverse Stock Split and 2026 Reverse Stock Split) Restricted Shares of the Company (reflecting the effect of one-for-five reverse stock split) issued per the agreement signed on August 21, 2018. FGS failed to complete one of the three goals set up in the investment agreement. As a consequence, the Company shall cancel one third of the 487,057 (136 shares post 2024 Reverse Stock Split and 2026 Reverse Stock Split) Restricted Shares, which shall be 162,352 (46 shares post 2024 Reverse Stock Split and 2026 Reverse Stock Split) Restricted Shares. According to this new arrangement, the Company waived the goals and cancellation of the shares as a deemed consideration of the 8% equity. Based on the share price $1.61 ($5,796 post 2024 Reverse Stock Split and 2026 Reverse Stock Split) on January 13, 2021, the fair value of the waived performance goal equals to ¥1,689,807 ($249,047). As a result, the Company owns 51% interest of FGS and this transaction was considered as a step acquisition under ASC 805 “Business Combinations”. A step acquisition gain of ¥979,254 ($144,324) arising from revaluation of previously held equity interest was recognized during the year ended June 30, 2021.

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

The fair values of the identifiable assets and liabilities as at the date of the acquisitions are summarized in the following table:

	RMB	US Dollars
Cash	¥471,843	$69,541
Accounts receivable, net	831,049	122,481
Other receivables, net	144,285	21,265
Contract costs, net	75,250	11,090
Prepaid expenses	91,132	13,431
Property and equipment, net	118,130	17,410
Intercompany receivables*	6,850,000	1,009,565
Intangible assets- customer relationship	7,000,000	1,031,672
Goodwill	6,996,895	1,031,215
Accounts payable	(1,032,078)	(152,109)
Other payables	(1,273,182)	(187,644)
Other payable- related parties	(479,959)	(70,737)
Deferred revenue	(39,786)	(5,864)
Accrued payroll and employees’ welfare	(1,629,519)	(240,161)
Taxes payable	(64,253)	(9,470)
Deferred tax liability	(1,050,000)	(154,751)
Total	¥17,009,807	$2,506,935
Cash considerations	—	—
Deemed equity consideration to acquire 8% equity interest in FGS	1,689,807	249,047
Fair value of previously held equity interest	30,530,000	4,499,565
Non-controlling interest	34,790,000	5,127,412
Capital contribution receivable due from non-controlling Interest	(50,000,000)	(7,369,088)
Total	¥17,009,807	$2,506,935
*	Intercompany receivables from Nanjing Recon and BHD are eliminated upon consolidation.

The noncontrolling interest has been recognized at fair value net with subscription receivable on the acquisition date.

Goodwill and intangible assets

The excess of purchase price over the fair value of assets acquired and liabilities assumed of the business acquired was recorded as goodwill. The goodwill is not expected to be deductible for tax purposes. In conjunction with the preparation of our consolidated financial statement for years ended June 30, 2024, 2025 and 2026, the management performed evaluation on the impairment of goodwill, no goodwill impairment was recorded for the years ended June 30, 2024, 2025, and 2026, respectively.

The identifiable goodwill acquired and the carrying value as of June 30, 2026 is as following:

	June 30,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	US Dollars
Goodwill	¥6,996,895	¥6,996,895	$1,031,215
Less: impairment for goodwill	(6,996,895)	(6,996,895)	(1,031,215)
Goodwill, net	¥—	¥—	$—

The fair value of identified intangible assets, which is customer relationship, and its estimated useful lives as of June 30, 2026 is as follows:

			Average
			Useful Life
	Fair Value		(in Years)
	RMB	US Dollars
Intangible assets - customer relationship	¥7,000,000	$1,031,672	10
Less: accumulated amortization	(1,750,000)	(257,918)
Less: impairment	(5,250,000)	(773,754)
Intangible assets - customer relationship, net	¥—	$—

The amortization expense of customer relationship was all ¥nil for the years ended June 30, 2024, 2025 and 2026, respectively.

Impairment loss for intangible assets - customer relationship were all ¥nil for the years ended June 30, 2024, 2025 and 2026, respectively. As intangible assets - customer relationship was not able to generate enough future cashflow. Therefore, the Company decided to record full impairment of the intangible assets - customer relationship during the year ended June 30, 2023.

NOTE 14. LEASES

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

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The table below presents the operating lease related assets and liabilities recorded on the balance sheets:

	June 30,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	US Dollars
Rights of use lease assets, net	¥18,975,692	¥21,441,571	$3,160,097

Operating lease liabilities – current	¥1,761,231	¥2,924,605	$431,033
Operating lease liabilities – non-current	1,081,827	3,291,220	485,066
Total operating lease liabilities	¥2,843,058	¥6,215,825	$916,099

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of June 30, 2026:

	June 30,	June 30,
	2025	2026
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	39.86	34.34
Weighted average discount rate	3.0%	3.0%

Operating lease costs and short-term lease costs for the year ended June 30, 2024 were ¥3,175,289 and ¥327,812, respectively.

Operating lease costs and short-term lease costs for the year ended June 30, 2025 were ¥466,601 and ¥1,365,627, respectively.

Operating lease costs and short-term lease costs for the year ended June 30, 2026 were ¥2,599,941 ($383,184) and ¥869,237 ($128,110), respectively.

There was no impairment loss recognized for the ROU asset during the years ended June 30, 2024, 2025, and 2026.

The following is a schedule, by years, of maturities of lease liabilities as of June 30, 2026:

Twelve months ending June 30,	RMB	US Dollars
2027	¥3,060,814	$451,108
2028	2,372,064	349,599
2029	997,173	146,965
Total lease payments	6,430,051	947,672
Less: imputed interest	(214,226)	(31,573)
Present value of lease liabilities	6,215,825	916,099
Less: operating lease liabilities – current	2,924,605	431,033
Operating lease liabilities – non-current	¥3,291,220	$485,066

NOTE 15. OTHER PAYABLES

Other payables consisted of the following:

	June 30,	June 30,	June 30,
	2025	2026	2026
Third Parties	RMB	RMB	US Dollars
Professional service fees	¥2,211,757	¥1,601,517	$236,034
Distributors and employees	2,837,272	1,362,220	200,766
Accrued expenses	523,917	397,142	58,531
Others	581,943	69,220	10,203
Total	¥6,154,889	¥3,430,099	$505,534

	June 30,	June 30,	June 30,
	2025	2026	2026
Related Parties	RMB	RMB	US Dollars
Expenses paid by the major shareholders	¥2,382,218	¥—	$—
Due to family members of the owners of BHD and FGS	545,159	649,559	95,733
Total	¥2,927,377	¥649,559	$95,733

NOTE 16. CONTRACT LIABILITY

	June 30,	June 30,	June 30,
	2025	2026	2026
Third Parties	RMB	RMB	US Dollars
Contract liability	¥4,719,255	¥1,669,736	$246,089
Total	¥4,719,255	¥1,669,736	$246,089

	June 30,	June 30,	June 30,
	2025	2026	2026
Related Parties	RMB	RMB	US Dollars
Contract liability from unconsolidated entities	¥—	¥400,000	$58,953
Total	¥—	¥400,000	$58,953

The movement in Contract liabilities is as follows:

	June 30,	June 30,	June 30,
	2025	2026	2026
Third Parties	RMB	RMB	US Dollars
Balance at beginning of the period	¥1,820,481	¥4,719,255	$695,532
Decrease in contract liabilities as a result of recognizing revenue during the year was included in the contract liabilities at the beginning of the year	761,824	3,634,649	535,681
Increase in contract liabilities as a result of billings in advance of performance obligation under contracts	3,660,598	585,130	86,238
Total	¥4,719,255	¥1,669,736	$246,089

	June 30,	June 30,	June 30,
	2025	2026	2026
Related Parties	RMB	RMB	US Dollars
Balance at beginning of the period	¥—	¥—	$—
Increase in contract liabilities as a result of billings in advance of performance obligation under contracts	—	400,000	58,953
Total	¥—	¥400,000	$58,953

NOTE 17. BANK LOANS

Short-term bank loans consisted of the following:

	June 30,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	US Dollars
Industry and Commercial Bank of China (“ICBC”) (1)	¥10,000,000	¥—	$—
China Construction Bank (2)	1,106,009	—	—
Industry and Commercial Bank of China (“ICBC”) (3)	476,327	—	—
Industry and Commercial Bank of China (“ICBC”) (4)	—	10,000,000	1,473,818
China Construction Bank (5)	—	1,106,105	163,019
Industry and Commercial Bank of China (“ICBC”) (6)	—	200,153	29,499
Total short-term bank loans	¥11,582,336	¥11,306,258	$1,666,336
(1)	On June 6, 2025, BHD drew down ¥10,000,000 ($1,473,818) under its revolving loan facility with ICBC as working capital for a term of one year, maturing on June 5, 2026. This loan is pledged by the self-owned housing property of one of the founders of BHD with carrying value of approximately ¥17.0 million ($2.4 million) as collateral for this loan. The loan was fully repaid as of June 30, 2026.

(2)	On June 3, 2025, FGS entered into a revolving loan facility with China Construction Bank to borrow up to ¥1,105,000 ($162,857) as working capital for twelve months, with a maturity date of June 3, 2026. The loan has a fixed interest rate of 3.65% per annum. Some non-controlling shareholder of FGS was co-borrower and bore joint and several liability for this loan. The loan was fully repaid as of June 30, 2026.
(3)	On June 18, 2025, FGS entered into a revolving loan facility with ICBC to borrow up to ¥476,000 ($70,154) as working capital for 360 days, with a maturity date of June 13, 2026. The loan has a fixed interest rate of 2.75% per annum. The loan was fully repaid as of June 30, 2026.
(4)	On June 2, 2026, BHD drew down ¥10,000,000 ($1,473,818) under its revolving loan facility with ICBC as working capital for a term of one year, maturing on June 2, 2027. The loan is pledged by the self-owned housing property of one of the founders of BHD with carrying value of approximately ¥17.0 million ($2.5 million) as collateral for this loan.
(5)	On May 15, 2026, FGS renewed its revolving loan facility with China Construction Bank, with a maximum borrowing capacity of ¥1,105,000 ($162,857) for working capital purposes. The facility matures on May 15, 2027 and bears a fixed annual interest rate of 3.6%. Certain non-controlling shareholders of FGS act as co-borrowers and are jointly and severally liable for the facility.
(6)	On June 11, 2026, FGS entered into a revolving loan facility with ICBC to borrow up to ¥200,000 ($29,476) as working capital for 360 days, with a maturity date of June 13, 2026. The loan has a fixed interest rate of 2.75% per annum.

Interest expense for the short-term bank loan was ¥332,881, ¥343,159 and ¥312,841 ($46,107) for the years ended June 30, 2024, 2025 and 2026, respectively.

NOTE 18. TAXES PAYABLE

Taxes payable consisted of the following:

	June 30,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	US Dollars
VAT payable	¥193,484	¥718,735	$105,929
Income tax payable	440,030	440,030	64,852
Other taxes payable	162,115	322,543	47,537
Total taxes payable	¥795,629	¥1,481,308	$218,318

NOTE 19. SHORT-TERM BORROWINGS DUE TO RELATED PARTIES

Short-term borrowings due to related parties consisted of the following:

	June 30,	June 30,	June 30,
	2025	2026	2026
Short-term borrowings due to related parties:	RMB	RMB	US Dollars
Short-term borrowing from a Founder, 3.45% annual interest, due on December 13, 2025	10,017,250	—	—
Short-term borrowing from a Founder, 3.45% annual interest, due on December 9, 2026	—	10,017,250	1,476,360
Short-term borrowing from a Founder, 3.75% annual interest, due on April 29, 2027	—	10,016,667	1,476,274
Total short-term borrowings due to related parties	¥10,017,250	¥20,033,917	$2,952,634

No short-term borrowings due to related parties were guaranteed or collateralized as of June 30, 2025 and 2026.

Interest expense for short-term borrowings due to related parties were ¥648,581, ¥349,792 and ¥731,042 ($107,742) for the years ended June 30, 2024, 2025 and 2026, respectively.

NOTE 20. LONG-TERM BORROWINGS DUE TO RELATED PARTIES

Long-term borrowings due to related parties consisted of the following:

	June 30,	June 30,	June 30,
	2025	2026	2026
Long-term borrowings due to related parties:	RMB	RMB	US Dollars
Long-term borrowing from a Founder, 3.75% annual interest, three years loan, due on April 29, 2027	¥10,000,000	¥—	$—
Total long-term borrowings due to related parties	¥10,000,000	¥—	$—

No long-term borrowings due to related parties were guaranteed or collateralized as of June 30, 2025 and 2026.

On May 29, 2024, the Company entered into a three-year supplemental agreement with the founder, changing loan maturity date from June 4, 2024, and June 16, 2024, to April 29, 2027 and the annual interest rate to 3.75%.

Interest expense for long-term borrowings due to related parties were ¥34,375, ¥380,208 and ¥nil for the years ended June 30, 2024, 2025 and 2026, respectively.

NOTE 21. CLASS A ORDINARY SHARES

Share offering

On March 29, 2024, the Company’s shareholders approved the reverse shares split of the Company’s Class A Ordinary Shares at the ratio of one-for-eighteen with the market effective date of May 1, 2024 (the “2024 Reverse Stock Split”). In connection with the reverse stock split, on March 29, 2024 the Company’s shareholder approved and authorized the Company’s registered office service agent to filed the Fourth Amended and Restated Memorandum and Articles of Association with local registry, and change its authorized share capital from: US$15,725,000 divided into 150,000,000 (41,667 shares post 2024 Reverse Stock Split, 2024 Change in Capital Structure and 2026 Reverse Split) Class A Ordinary Shares of a nominal or par value of US$0.0925 (US$0.02 post 2024 Reverse Stock Split, 2024 Change in Capital Structure and 2026 Reverse Stock Split) each, and 20,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0925 (US$0.0001 post 2024 change in capital structure) each, to: US$58,000 divided into 500,000,000 (2,500,000 shares post 2026 Reverse Stock Split) Class A Ordinary Shares of a nominal or par value of US$0.0001 (US$0.02 post 2026 Reverse Stock Split) each and 80,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each (the “2024 Change in Capital Structure”). As a result of the 2024 Reverse Stock Split, each eighteen pre-split Class A Ordinary Shares outstanding were automatically combined and converted to one issued and outstanding Class A Ordinary Share. No fractional Class A Ordinary Shares were issued to any shareholders in connection with the 2024 Reverse Stock Split. Each shareholder was entitled to receive one Class A Ordinary Shares in lieu of the fractional share that would have resulted from the reverse stock split. The Depository Trust Company (the “DTC”) requested the Company’s transfer agent to issue 54,727 (274 shares post 2026 Reverse Stock Split) round-up Class A Ordinary Shares. As of May 1, 2024 (immediately prior to the effective date), there were 141,703,218 (39,653 shares post 2024 Reverse Stock Split and 2026 Reverse Stock Split) Class A Ordinary Shares outstanding, and the number of Class A Ordinary Shares outstanding after the 2024 Reverse Stock Split is 7,927,132 (39,653 shares post 2026 Reverse Stock Split), taking into account of the effect of rounding fractional shares into whole shares. In addition, all Class A Ordinary Shares, options and any other Class A securities of the Company outstanding immediately prior to the 2024 Reverse Stock Split was retroactively applied by dividing the number of ordinary shares into which the options and other securities are exercisable by 18 and multiplying the exercise price thereof by 18, as a result of the 2024 Reverse Stock Split. All share and earnings per-share information have been retroactively adjusted to reflect the 2024 Reverse Stock Split.

On February 13, 2026, the Company held its annual general meeting of shareholders, at which the shareholders approved the following special resolution: to increase the authorized share capital of the Company be increased from $58,000 divided into 500,000,000 (2,500,000 shares post 2026 Reverse Stock Split) Class A Ordinary Shares of a nominal or par value of $0.0001 ($0.02 post 2026 Reverse Stock Split) each, and 80,000,000 Class B Ordinary Shares of a nominal or par value of $0.0001 each, to $320,000 divided into 3,000,000,000 (15,000,000 shares post 2026 Reverse Stock Split) Class A Ordinary Shares of a nominal or par value of $0.0001 ($0.02 post 2026 Reverse Stock Split) each and 200,000,000 Class B Ordinary Shares of a nominal or par value of $0.0001 each, by the creation of 2,500,000,000 (12,500,000 shares post 2026 Reverse Stock Split) Class A Ordinary Shares of a nominal or par value of $0.0001 ($0.02 post 2026 Reverse Stock Split) and 120,000,000 Class B Ordinary Shares of a nominal or par value of $0.0001 each.

On April 10, 2026, the Company entered into a securities purchase agreement with 12 non-U.S. Purchasers thereto relating to the issuance and sale of an aggregate of 60,000,000 (300,000 shares post 2026 Reverse Stock Split) Class A ordinary shares, par value US$0.0001 ($0.02 post 2026 Reverse Stock Split) per share, at $0.30 ($60 post 2026 Reverse Stock Split) per share for the total amounts of $18,000,000 (or approximately RMB 123,568,200, converted at an exchange rate of RMB 6.8649 per US$1.0 ($200 post 2026 Reverse Stock Split), being the USD/RMB central parity rate published by the People’s Bank of China from April 9, 2026) from all Purchasers.

On July 1, 2026, the board of directors of the Company approved a 1-for-200 share consolidation of the Company’s Class A Ordinary Shares (the “2026 Reverse Stock Split”), pursuant to the authority granted by the Company’s shareholders at the annual general meeting held on February 13, 2026 (the “2026 AGM”), which became effective on August 18, 2026 and reflected on the Nasdaq Capital Market as of the open of business on that date.

The Company had 2,500,000 authorized Class A Ordinary Shares, par value of $0.02 and 15,000,000 authorized Class A Ordinary Shares, par value of $0.02 as of June 30, 2025 and 2026, respectively, of which 53,154 and 353,154 Class A Ordinary Shares were issued and outstanding as of June 30, 2025 and 2026, respectively. The Company had 80,000,000 authorized Class B Ordinary Shares, par value of $0.0001 and 200,000,000 authorized Class B Ordinary Shares, par value of $0.0001 as of June 30, 2025 and 2026, respectively, of which 20,000,000 and 20,000,000 Class B Ordinary Shares were issued and outstanding as of June 30, 2025 and 2026, respectively.

Appropriated Retained Earnings

According to the Memorandum and Articles of Association, the Company is required to transfer a certain portion of its net profit, as determined under PRC accounting regulations, from current net income to the statutory reserve fund. In accordance with the PRC Company Law, companies are required to transfer 10% of their profit after tax, as determined in accordance with PRC accounting standards and regulations, to the statutory reserves until such reserves reach 50% of the registered capital of the companies. As of June 30, 2025 and June 30, 2026, the balance of total statutory reserves was ¥4,148,929 and ¥4,148,929 ($611,476), respectively.

NOTE 22. ORDINARY SHARES PURCHASE WARRANTS ISSUED TO INVESTORS

In June 2021, the Company issued to some institutional investors warrants to purchase an aggregate of up to 8,814,102 (2,449 shares post 2024 Reverse Stock Split and 2026 Reverse Stock Split) Class A Ordinary Shares. (the “Warrant 2021”) The warrants are subject to deemed-liquidation redemption features and are therefore classified as a liability in accordance with FASB ASC 480. Warrant liability is classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities. The warrant liability is re-valued at each reporting period with the change in fair value recorded through earnings. The Company established the initial fair value of the warrants at $34,860,000. During the year ended June 30, 2023, the exercise price of warrants to purchase an aggregate of up to 7,950,769 (2,209 shares post 2024 Reverse Stock Split and 2026 Reverse Stock Split) Class A Ordinary Shares was adjusted to $0.80 ($2,880 post 2024 Reverse Stock Split and 2026 Reverse Stock Split), and the exercise price of the remaining warrants to purchase an aggregate of up to 863,333 (240 shares post 2024 Reverse Stock Split and 2026 Reverse Stock Split) Class A Ordinary Shares remained at $6.24 ($22,464 post 2024 Reverse Stock Split and 2026 Reverse Stock Split).

On December 14, 2023, the Company entered into a Warrant Purchase Agreement with certain accredited investors pursuant to which the Company agreed to buy back an aggregate of 7,950,769 (2,209 warrants post 2024 Reverse Stock Split and 2026 Reverse Stock Split) warrants from the investors, and the investors agreed to sell the Warrants back to the Company. The purchase price for each Warrant was $0.25 ($900 post 2024 Reverse Stock Split and 2026 Reverse Stock Split). As of December 31, 2023, The Company still holds the investor 863,333 (240 warrants post 2024 Reverse Stock Split and 2026 Reverse Stock Split) warrants. As of June 30, 2025 and June 30, 2026, the fair value of the warrant liability of the Warrant 2021 was ¥688 and ¥nil. During the years ended June 30, 2025 and 2026, there was change in fair value of the Warrant 2021 liability in an aggregate amount of ¥6,226 and ¥nil, respectively.

The key inputs into the Black-Scholes model were as follows at their measurement dates:

	June 30,	June 30,
Input	2025	2026
Number of warrants*	240	240
Share price*	$504.00	$80.00
Risk-free interest rate	3.85%	3.99%
Volatility	95%	103%
Exercise price*	$22,464.00	$22,464.00
Warrant life	1.96years	0.46years
*	Retrospectively restated for 1-for-200 reverse stock split effective on August 18, 2026.

The following table summarizes the Company’s Warrants activities and status of Warrants as of June 30, 2026:

		Weighted	Average
		Average	Remaining
		Exercise Price	Period
Warrants	Warrants*	Per Share*	(Years)
Outstanding as of June 30, 2024	240	$22,464.00	2.96
Issued	—	—	—
Redeemed	—	—	—
Forfeited	—	—	—
Exercised	—	—	—
Expired	—	—	—
Outstanding as of June 30, 2025	240	$22,464.00	1.96
Issued	—	—	—
Redeemed	—	—	—
Forfeited	—	—	—
Exercised	—	—	—
Expired	—	—	—
Outstanding as of June 30, 2026	240	22,464.00	0.46
*	Retrospectively restated for the 1-for-200 reverse stock split effective on August 18, 2026.

NOTE 23. SHARE-BASED COMPENSATION

Share-Based Awards Plan

The following is a summary of the share options activity:

Weighted
Average
Exercise Price
Share Options	Shares*	Per Share*
Outstanding as of June 30, 2024	22	$29,700.00
Granted	—	—
Forfeited	—	—
Exercised	—	—
Expired	22	—
Outstanding as of June 30, 2025	—	$—
Granted	—	—
Forfeited	—	—
Exercised	—	—
Expired	—	—
Outstanding as of June 30, 2026	—	$—
*	Retrospectively restated for the 1-for-200 reverse stock split effective on August 18, 2026.

The Share-based compensation expense recorded for stock options granted were all ¥nil for the years ended June 30, 2024, 2025 and 2026, respectively. No unrecognized share-based compensation for stock options as of June 30, 2026.

Restricted Shares to Management and staff

As of June 30, 2026, the Company has granted restricted Class A Ordinary Shares to senior management and employees as follows:

On February 28, 2022, the Company granted 1,642,331 (457 shares post 2024 Reverse Stock Split and 2026 Reverse Stock Split) Class A Ordinary Shares to its employees as compensation cost for awards. The fair value of the restricted shares was $1,708,024 based on the closing share price $1.04 ($3,744 post 2024 Reverse Stock Split and 2026 Reverse Stock Split) at February 28, 2022. These restricted shares will vest over three years with one-third of the shares vesting every year from the grant date. As of June 30, 2024, 1,094,888 (305 shares post 2024 Reverse Stock Split and 2026 Reverse Stock Split) shares were vested and 29,988 (9 shares post 2024 Reverse Stock Split and 2026 Reverse Stock Split) shares were forfeited. The remaining 547,443 (153 shares post 2024 Reverse Stock Split and 2026 Reverse Stock Split) shares were vested at February 28, 2025.

On March 15, 2023, the Company issued 1,000,000 (278 shares post 2024 Reverse Stock Split and 2026 Reverse Stock Split) restricted Class A Ordinary Shares with a value of $372,600 based on the closing share price of $0.3726 ($1,341.36 post 2024 Reverse Stock Split and 2026 Reverse Stock Split) on March 15, 2023 to its employee as compensation for service to the Company on new business exploration. The service period was six months from the date of grant. All of the restricted shares were issued on March 15, 2023 and the granted shares under this plan were vested on September 15, 2023.

On February 26, 2024, the Company granted 6,255,483 (1,738 shares post 2024 Reverse Stock Split and 2026 Reverse Stock Split) restricted Class A Ordinary Shares to its management and staff. The fair value of the Class A restricted shares was $988,366 based on the fair value of share price $0.158 ($568.8 post 2024 Reverse Stock Split and 2026 Reverse Stock Split) at February 26, 2024. The granted shares under this plan were vested on February 26, 2025 and all of the restricted shares were issued on May 7,2025.

On March 31, 2025, the Company granted 2,263,194 (11,318 shares post 2026 Reverse Stock Split) restricted Class A Ordinary Shares to its management and staff. The fair value of the Class A restricted shares was $3,496,635 based on the fair of share price $1.545 ($309 post 2026 Reverse Stock Split) on March 31, 2025. All of the restricted shares were issued on March 31, 2025. These restricted shares will vest over two years with half of the shares vesting each year from the grant date. As the date of this report, no shares under this plan are vested.

60,827 (306 shares post 2026 Reverse Stock Split), 2,639,467 (13,209 shares post 2026 Reverse Stock Split) and nil restricted Class A restricted shares were issued and outstanding for the years ended June 30, 2024, 2025 and 2026 respectively, for all the plans mentioned above.

As of June 30, 2026, the Company has granted restricted Class B Ordinary Shares to senior management as follows:

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

nil, 12,900,000 and nil restricted Class B restricted shares were issued and outstanding during the years ended June 30, 2024, 2025 and 2026, respectively, for all the plans mentioned above.

The share-based compensation expense recorded for restricted shares issued for management was ¥22,427,682, ¥10,279,881 and ¥12,687,016 for the years ended June 30, 2024, 2025 and 2026, respectively. The total unrecognized share-based compensation expense of restricted shares issued for management and employees as of June 30, 2026 was approximately ¥9,481,158 ($1,397,350), which is expected to be recognized over a weighted average period of approximately 0.75 years.

Restricted Shares for services

As of June 30, 2026, the Company has granted restricted Class A Ordinary Shares to consultant as follows:

On January 5, 2022, the Company signed a consulting agreement with Lintec Information Ltd (the “Consultant”). As the service consideration, the Company issued 1,050,000 (278 shares post 2024 Reverse Stock Split and 2026 Reverse Stock Split) restricted Class A Ordinary Shares with a value of $1,354,500 based on the closing share price of $1.29 ($4,644 post 2024 Reverse Stock Split and 2026 Reverse Stock Split) on January 5, 2022 to the Consultant as payment for being the Company’s investment and financial advisor for a period of one year. The vesting period of these shares was one year from the date of contract. All of the restricted shares were issued under this plan on January 5, 2022 and all of the granted shares under this plan was vested as of June 30, 2024.

On March 15, 2023, the Company signed a consulting agreement with some business consultants (the “Consultants”). As the service consideration, the Company issued 1,000,000 (292 shares post 2024 Reverse Stock Split and 2026 Reverse Stock Split) restricted Class A Ordinary Shares with a value of $372,600 based on the closing share price of $0.3726 ($1,341.36 post 2024 Reverse Stock Split and 2026 Reverse Stock Split) on March 15, 2023 to the Consultants as compensation for acting as advisors to the Company on new business exploration. The vesting period of these shares was six months from the date of contract. All of the restricted shares were issued under this plan on March 15, 2023 and the granted shares under this were vested on September15, 2023.

nil, nil and nil restricted Class A restricted shares were issued and outstanding during the years ended June 30, 2024, 2025 and 2026, respectively, for all the plans mentioned above.

The share-based compensation expense recorded for restricted shares issued for service was ¥nil, ¥nil and ¥nil for the years ended June 30, 2024, 2025 and 2026, respectively. The total unrecognized share-based compensation expense of restricted shares issued for service as of June 30, 2026 was ¥nil.

Following is a summary of the restricted shares granted:

Restricted share grants	Shares*
Non-vested as of June 30, 2024	1,890
Granted	11,318
Vested	(1,890)
Non-vested as of June 30, 2025	11,318
Granted	—
Vested	(5,659)
Non-vested as of June 30, 2026	5,659
*	Retrospectively restated for the 1-for-200 reverse stock split effective on August 18, 2026.

The following is a summary of the status of restricted share at June 30, 2026:

Outstanding Restricted Shares
		Average
		Remaining
Fair Value per		Amortization
Share*	Number*	Period (Years)
$309	5,659	0.75
*	Retrospectively restated for the 1-for-200 reverse stock split effective on August 18, 2026.

NOTE 24. INCOME TAX

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

Nanjing Recon was approved as a government-certified high-technology company and is subject to a reduced income tax rate of 15% through November 30, 2019. Nanjing Recon reapplied for a high-technology company certificate, and the new certificate was approved as November 22, 2019 and expired on November 22, 2022. Nanjing Recon reapplied for a high-technology company certificate, and the new certificate was approved as October 12, 2022 and will expire on October 12, 2025. Nanjing Recon reapplied for a high - technology company certificate, and the new certificate was approved as November 18, 2025 and will expire on November 18, 2028.

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

Loss before provision for income taxes consisted of:

	For the years ended June 30,
	2024	2025	2026	2026
	RMB	RMB	RMB	US Dollars
Outside China areas	¥(27,573,933)	¥(18,976,517)	¥(28,280,145)	$(4,167,978)
China	(23,861,877)	(24,723,180)	(3,366,460)	(496,155)
Total	¥(51,435,810)	¥(43,699,697)	¥(31,646,605)	$(4,664,133)

Deferred tax assets, net is composed of the following:

	June 30,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	US Dollars
Deferred tax assets:
Allowance for credit losses	¥595,607	¥1,217,464	$179,432
Impairment for inventory	(115,494)	(95,454)	(14,068)
Net operating loss carryforwards	26,329,235	28,020,242	4,129,673
Subtotal	26,809,348	29,142,252	4,295,037
Less: Valuation allowance	(26,529,569)	(28,862,473)	(4,253,802)
Total deferred tax assets, net	¥279,779	¥279,779	$41,235
Deferred tax liabilities:
Accelerated amortization of intangible assets	(132,891)	(132,891)	(19,586)
Gain on the previously held equity method investment	(146,888)	(146,888)	(21,649)
Total deferred tax liabilities	(279,779)	(279,779)	(41,235)
Deferred tax assets, net	¥—	¥—	$—

The Company’s subsidiaries, VIEs and VIEs’ subsidiaries incurred a cumulative net operating loss (“NOL”) which may reduce future corporate taxable income. As of June 30, 2025, the cumulative NOL was approximately ¥131.8 million. During the year ended June 30, 2026, the Company’s subsidiaries, VIEs and VIEs’ subsidiaries incurred an additional NOL carryforwards of approximately ¥9.4 million ($1.1 million). As of June 30, 2026, there are ¥49.8 million ($7.3 million) of the cumulative NOL had expired, resulting in a cumulative NOL carryforwards of approximately ¥91.4 million ($13.5 million) as of June 30, 2026.

The NOL will expire over the next five years as follows:

Twelve months ending June 30,	RMB	US Dollars
2027	¥27,137,905	$3,999,632
2028	34,868,363	5,138,961
2029	20,017,992	2,950,287
2030	7,648,744	1,127,285
2031	1,772,794	261,278
Total	¥91,445,798	$13,477,443

Following is a reconciliation of income tax expense (benefit) at the effective rate to income tax at the calculated statutory rates:

	For the years ended June 30,
	2024	2025	2026	2026
	RMB	RMB	RMB	US Dollars
Income tax benefits calculated at PRC statutory rates	¥(12,858,953)	¥(10,924,924)	¥(7,911,651)	$(1,166,033)
Nondeductible expenses and others	427,969	410,819	198,648	29,277
Effect of tax rate differential	9,080,982	8,080,498	5,372,554	791,816
Benefit of revenue exempted from enterprise income tax	19,714	12,864	5,936	875
Change in valuation allowances	3,330,318	2,422,323	2,332,904	343,828
Income tax expenses	¥30	¥1,580	¥(1,609)	$(237)

The Company’s income tax expense (benefit) is comprised of the following:

	For the years ended June 30,
	2024	2025	2026	2026
	RMB	RMB	RMB	US Dollars
Current income tax provision	¥30	¥1,580	¥(1,609)	$(237)
Deferred income tax benefit	—	—	—	—
Expense for income tax	¥30	¥1,580	¥(1,609)	$(237)

NOTE 25. NON-CONTROLLING INTEREST

Non-controlling interest consisted of the following:

	As of June 30, 2025
		Nanjing	Gan Su	Qinghai
	BHD	Recon	BHD	BHD	FGS	MSJ	Total	Total
	RMB	RMB	RMB	RMB	RMB		RMB	US Dollars
Paid-in capital	¥926,592	¥200,000	¥4,805,000	¥—	¥—	¥—	¥5,931,592	$828,018
Capital contribution receivable due from non-controlling Interest	—	—	—	—	(48,870,000)	—	(48,870,000)	(6,821,988)
Unappropriated retained earnings (deficit)	3,477,493	3,616,001	(8,498,212)	(1,452,105)	(2,329,068)	(92,769)	(5,278,660)	(736,873)
Accumulated other comprehensive loss	(18,850)	(11,853)	—	—	—	—	(30,703)	(4,286)
Valuation increase shared by minority shareholders	—	—	—	—	34,790,000	—	34,790,000	4,856,497
Total non-controlling interests	¥4,385,235	¥3,804,148	¥(3,693,212)	(1,452,105)	¥(16,409,068)	(92,769)	(13,457,771)	(1,878,632)

	As of June 30, 2026
		Nanjing	Gan Su	Qinghai
	BHD	Recon	BHD	BHD	FGS	MSJ	Total	Total
	RMB	RMB	RMB	RMB	RMB		RMB	US Dollars
Paid-in capital	¥926,592	¥200,000	¥4,805,000	¥—	¥—	¥—	¥5,931,592	$874,208
Capital contribution receivable due from non-controlling Interest	—	—	—	—	(48,870,000)	—	(48,870,000)	(7,202,547)
Unappropriated retained earnings (deficit)	3,477,493	3,820,754	(9,090,420)	(1,427,520)	(3,925,453)	(118,462)	(7,263,608)	(1,070,523)
Accumulated other comprehensive loss	(18,850)	(11,853)	—	—	—	—	(30,703)	(4,525)
Change of non-controlling interest due to disposal of former subsidiaries’ equity interest	—	—	—	1,427,520	—	118,462	1,545,982	227,849
Valuation increase shared by minority shareholders	—	—	—	—	34,790,000	—	34,790,000	5,127,412
Total non-controlling interests	¥4,385,235	¥4,008,901	¥(4,285,420)	—	¥(18,005,453)	—	(13,896,737)	(2,048,126)

NOTE 26. CONCENTRATIONS

Credit risk

As of June 30, 2025 and June 30, 2026, approximately ¥36.6 million and ¥23.6 million ($3.5 million) of the Company’s cash was on deposit at financial institutions in the PRC, respectively. Per PRC regulations, the maximum insured bank deposit amount is RMB500,000 for each financial institution. The Company’s total unprotected cash held in banks amounted to approximately ¥31.1 million and ¥20.0 million ($2.9 million) as of June 30, 2025 and June 30, 2026, respectively. As of June 30, 2025 and June 30, 2026, approximately ¥65.9 million and ¥15.1 million ($2.2 million) of the Company’s cash was on deposit at financial institutions in the Hong Kong, respectively. Per Hong Kong regulations, the maximum insured bank deposit amount is HKD 800,000 for each financial institution. The Company’s total unprotected cash held in banks amounted to approximately ¥63.4 million and ¥12.2 million ($1.8 million) as of June 30, 2025 and June 30, 2026, respectively.

Customer, supplier and credit concentration risk

a. Customer concentration risk

For the year ended June 30, 2024, CNPC represented 48% and SINOPEC represented 19% of the Company’s total revenue, respectively. As of June 30, 2024, CNPC accounted for 38%, SINOPEC represented 27% and another customer accounted for 6% of the Company’s accounts receivable, net, respectively.

For the year ended June 30, 2025, CNPC represented 44.0% and SINOPEC represented 17.0% of the Company’s total revenue, respectively. As of June 30, 2025, CNPC accounted for 17.0%, SINOPEC represented 26.0% and another customer accounted for 57% of the Company’s accounts receivable, net, respectively.

For the year ended June 30, 2026, CNPC represented 65.0% and SINOPEC represented 12.0% of the Company’s total revenue, respectively. As of June 30, 2026, CNPC accounted for 46.0%, SINOPEC represented 12.0% of the Company’s accounts receivable, net, respectively.

b. Supplier concentration risk

For the fiscal year ended June 30, 2026, three major suppliers accounted for approximately 19.6%, 18.3% and 12.2% of the total purchases, respectively. For the fiscal year ended June 30, 2025, two major suppliers accounted for approximately 11.2% and 11.0% of the total purchases, respectively. For the fiscal year ended June 30, 2024, two major suppliers accounted for approximately 18.5% and 14.9% of the total purchases, respectively.

c. Credit concentration risk

As of June 30, 2026, the Company had significant loans outstanding to counterparties associated with the same industrial park project, aggregating RMB 262 million, which represented 41% of the Company’s total assets. This concentration of exposure subjects the Company to credit risk in the event of default by these counterparties. All of the foregoing loan balances are secured and collateralized by the respective project‑related land use rights of each borrower. All loans have a term of 20 years and have been approved by the Company’s Board of Directors.

NOTE 27. COMMITMENTS AND CONTINGENCY

(a)   Contingency

Severance payments

The Labor Contract Law of the PRC requires employers to assure the liability of severance payments if employment contracts are terminated. The employers will be liable for one month of severance pay for each year of the service provided by the employees. As of June 30, 2026, the Company estimated its severance payments of approximately ¥8.25 million ($1.2 million) which has not been reflected in its consolidated financial statements, because management cannot predict what the actual payment, if any, will be in the future.

Legal contingencies

There are no legal contingencies that need to be disclosed.

(b)   Purchase commitment

The total future minimum purchase commitment under the non-cancellable purchase contracts as of June 30, 2026 are payable as follows:

Twelve months ending June 30,	RMB	US Dollars
2027	¥29,572,996	$4,358,520
2028	300,000	44,215
2029	300,000	44,215
2030	300,000	44,215
2031	150,000	22,107
Total minimum payments required	¥30,622,996	$4,513,272

(c)   Leases Commitment

The Company has entered into several operating leases for office premises with the property owner and service agreements with property service companies, respectively. According to the agreements, the Company is required to pay rent and property management fees for future periods, of which, future rent payments have been included in lease liabilities as disclosed in Note 14, and the future property management fees payable as of June 30, 2026 are disclosed as follows:

Twelve months ending June 30,	RMB	US Dollars
2027	¥411,635	$60,667
2028	434,272	64,004
2029	334,788	49,342
Total	¥1,180,695	$174,013

NOTE 28. RELATED PARTY TRANSACTIONS AND BALANCES

Other receivable - related parties

The details of other receivable - related parties are as below:

	June 30,	June 30,	June 30,
	2025	2026	2026
Related Parties	RMB	RMB	US Dollars
Due from related parties	¥67,976	¥400,000	$58,953
Total	¥67,976	¥400,000	$58,953

Contract liabilities- related parties

The details of contract liabilities- related parties are as below:

	June 30,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	US Dollars
		(Unaudited)	(Unaudited)
Contract liability from unconsolidated entities	¥—	¥400,000	$58,953
Total contract liabilities- related parties	¥—	¥400,000	$58,953

Leases from related parties - The Company has various agreements for the lease of office space owned by the founders and their family members. The terms of the agreement state that the Company will continue to lease the property at a monthly rent of ¥96,875 ($13,524) with annual rental expense at ¥1,162,500 ($ 162,288).

The details of leases from related parties are as below:

			Monthly Rent	Monthly Rent
Lessee	Lessor	Rent Period	RMB	US Dollars
Nanjing Recon	One of the founders	April 1, 2026 - March 31, 2028	¥40,000	$5,895
BHD	One of the founders	January 1, 2026- Dec 31, 2028	33,250	4,900
BHD	One of the founders	January 1, 2026 - Dec 31, 2028	23,625	3,482

As of June 30, 2025, the operating lease ROU assets and corresponding operating lease liabilities of leases from related parties was ¥696,851 and ¥355,601, respectively.

As of June 30, 2026, the operating lease ROU assets and corresponding operating lease liabilities of leases from related parties was ¥2,481,013 ($365,656) and ¥2,708,513 ($399,186), respectively.

Guarantee/collateral related parties - The Company’s founders provide guarantee and collateral for the Company’s short-term bank loans (see Note 17).

NOTE 29. VARIABLE INTEREST ENTITIES

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

Summary information regarding consolidated VIEs and their subsidiaries is as follows:

	June 30, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	US Dollars
ASSETS
Current Assets
Cash	¥8,486,745	¥10,138,380	$1,494,212
Restricted cash	8,204	104	15
Short-term investments	—	9,005,007	1,327,174
Notes receivable	—	200,000	29,476
Accounts receivable, net	35,852,484	46,142,449	6,800,555
Inventories, net	1,344,588	1,330,874	196,147
Other receivables, net	4,844,928	4,518,166	665,895
Loans to third parties-short term	21,753,233	24,355,040	3,589,489
Purchase advances, net	130,531	323,029	47,609
Contract costs, net	53,547,408	25,059,648	3,693,335
Prepaid expenses	37,276	430,287	63,415
Prepaid consideration for acquisition of noncontrolling interest	—	1,950,000	287,394
Total current assets	126,005,397	123,452,984	18,194,716

Property and equipment, net	19,961,664	17,099,196	2,520,110
Investment in unconsolidated entity	—	1,824,974	268,968
Loans to third parties-long term	18,500,000	18,500,000	2,726,563
Operating lease right-of-use assets, net - non-current	4,450,450	7,216,333	1,063,556
Total Assets	¥168,917,511	¥168,093,487	$24,773,913

LIABILITIES
Short-term bank loans	¥11,582,336	¥11,306,258	$1,666,336
Accounts payable	12,113,970	17,111,286	2,521,891
Other payables	3,709,852	1,720,077	253,508
Other payable- related parties	2,906,544	649,559	95,733
Contract liabilities	4,719,255	1,669,736	246,089
Contract liabilities- related parties	—	400,000	58,953
Accrued payroll and employees’ welfare	2,129,242	4,003,960	590,111
Intercompany payables*	265,588,956	248,493,705	36,623,440
Taxes payable	795,629	1,422,658	209,674
Short-term borrowings - related parties	10,017,250	20,033,917	2,952,634
Operating lease liabilities - current	1,761,231	2,924,605	431,033
Total current liabilities	315,324,265	309,735,761	45,649,402

Operating lease liabilities - non-current	1,081,827	3,291,220	485,066
Long-term borrowings - related party	10,000,000	—	—
Total Liabilities	¥326,406,092	¥313,026,981	$46,134,468
*	Intercompany payables are eliminated upon consolidation.

The financial performance of VIEs and their subsidiaries reported in the consolidated statement of operations and comprehensive loss for the year ended June 30, 2024 includes revenue of ¥68,854,280, operating expenses of ¥45,301,827, and net loss of ¥19,760,427.

The financial performance of VIEs and their subsidiaries reported in the consolidated statement of operations and comprehensive loss for the year ended June 30, 2025 includes revenue of ¥66,285,032, operating expenses of ¥41,373,992, and net loss of ¥23,845,123.

The financial performance of VIEs and their subsidiaries reported in the consolidated statement of operations and comprehensive loss for the year ended June 30, 2026 includes revenue of ¥120,415,337 ($17,747,025), operating expenses of ¥40,512,998 ($5,970,877), and net income of ¥20,324 ($2,995).

NOTE 30. SEGMENT REPORTING

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

The following tables present summary information by segment for the years ended June 30, 2024, 2025 and 2026, respectively:

	For the years ended June 30,
	2024	2025	2026	2026
	RMB	RMB	RMB	US Dollars
Automation product and software	¥26,831,668	¥34,114,673	¥69,751,650	$10,280,121
Equipment and accessories	20,471,950	18,422,895	27,858,823	4,105,882
Oilfield environmental protection	17,576,573	10,291,333	12,287,772	1,810,994
Platform outsourcing services	3,974,089	3,456,131	—	—
Total revenue	¥68,854,280	¥66,285,032	¥109,898,245	$16,196,997

	For the year ended June 30, 2026
	Automation	Equipment,	Oilfield	Platform
	product and	accessories	environmental	outsourcing	Chemical
	software	and others	protection	services	recycle	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	¥69,751,650	¥27,858,823	¥12,287,772	¥—	¥—	¥109,898,245
Cost of revenue and related tax	47,233,506	20,455,227	5,721,472	—	—	73,410,205
Gross profit	¥22,518,144	¥7,403,596	¥6,566,300	¥—	¥—	¥36,488,040
Depreciation and amortization	¥590,048	¥248,287	¥2,023,880	¥—	¥8,172	¥2,870,387
Total capital expenditures	¥156,991	¥107,557	¥—	¥—	¥74,408,148	¥74,672,696
Timing of revenue recognition
Goods transferred at a point in time	¥60,466,959	¥27,858,823	¥12,287,772	¥—	¥—	¥100,613,554
Services rendered over time	9,284,691	—	—	—	—	9,284,691
Total revenue	¥69,751,650	¥27,858,823	¥12,287,772	¥—	¥—	¥109,898,245

	For the year ended June 30, 2025
	Automation	Equipment,	Oilfield	Platform
	product and	accessories	environmental	outsourcing	Chemical
	software	and others	protection	services	recycle	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	¥34,114,673	¥18,422,895	¥10,291,333	¥3,456,131	¥—	¥66,285,032
Cost of revenue and related tax	28,627,787	13,224,911	8,549,392	642,405	—	51,044,495
Gross profit	¥5,486,886	¥5,197,984	¥1,741,941	¥2,813,726	¥—	¥15,240,537
Depreciation and amortization	¥521,140	¥577,743	¥2,048,024	¥—	¥1,029	¥3,147,936
Total capital expenditures	¥254,962	¥557,106	¥—	¥—	¥11,807,768	¥12,619,836
Timing of revenue recognition
Goods transferred at a point in time	¥28,284,942	¥18,422,895	¥10,291,333	¥3,456,131	¥—	¥60,455,301
Services rendered over time	5,829,731	—	—	—	—	5,829,731
Total revenue	¥34,114,673	¥18,422,895	¥10,291,333	¥3,456,131	¥—	¥66,285,032

	For the year ended June 30, 2024
	Automation	Equipment,	Oilfield	Platform
	product and	accessories	environmental	outsourcing	Chemical
	software	and others	protection	services	recycle	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	¥26,831,668	¥20,471,950	¥17,576,573	¥3,974,089	¥—	¥68,854,280
Cost of revenue and related tax	23,864,941	14,097,459	9,240,828	637,903	135,705	47,976,836
Gross profit	¥2,966,727	¥6,374,491	¥8,335,745	¥3,336,186	¥(135,705)	¥20,877,444
Depreciation and amortization	¥493,633	¥289,234	¥2,059,292	¥1,866	¥—	¥2,844,025
Total capital expenditures	¥146,367	¥150,081	¥—	¥2,989	¥15,000,251	¥15,299,688
Timing of revenue recognition
Goods transferred at a point in time	¥20,032,784	¥20,471,950	¥17,576,573	¥199,918	¥—	¥58,281,225
Services rendered over time	6,798,884	—	—	3,774,171	—	10,573,055
Total revenue	¥26,831,668	¥20,471,950	¥17,576,573	¥3,974,089	¥—	¥68,854,280

	June 30,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	US Dollars
Total assets:
Automation product and software	¥125,953,243	¥127,438,865	$18,782,165
Equipment, accessories and others	131,869,561	136,241,881	20,079,569
Oilfield environmental protection	74,481,593	73,718,536	10,864,768
Platform outsourcing services	57,208,575	56,642,856	8,348,124
Chemical recycling	136,108,153	245,404,636	36,168,165
Total assets	¥525,621,125	¥639,446,774	$94,242,791

NOTE 31. SUBSEQUENT EVENTS

On July 1, 2026, the board of directors of the Company approved a 1-for-200 share consolidation of the Company’s Class A Ordinary Shares (the “2026 Reverse Stock Split”), pursuant to the authority granted by the Company’s shareholders at the annual general meeting held on February 13, 2026 (the “2026 AGM”), which became effective on August 18, 2026 and reflected on the Nasdaq Capital Market as of the open of business on that date.

All Class A Ordinary Share and per-share amounts in this annual report, including the consolidated financial statements and the notes thereto, have been retroactively adjusted to give effect to the 2026 Reverse Stock Split unless otherwise indicated. The 2026 Reverse Stock Split affected only the Class A Ordinary Shares; the number of issued and outstanding Class B Ordinary Shares was not affected. No fractional Class A Ordinary Shares were issued in connection with the 2026 Reverse Stock Split, and any fractional share resulting from the consolidation was rounded up to the nearest whole Class A Ordinary Share.

Pursuant to the At‑The‑Market Issuance Sales Agreement dated July 28, 2026 with Pacific Century Securities LLC and the Company’s effective Form F‑3 shelf registration statement (Registration No. 333‑292540), as of the date of this report, the Company sold an aggregate of 1,848,443 Class A Ordinary Shares through the sales agent for total gross proceeds of $8,732,665 (calculated on a post 2026 Reverse Stock Split basis). Proceeds from the offering are intended for general corporate purposes, including working capital, operating expenses, capital expenditures, potential acquisitions, business‑development activities and other strategic initiatives consistent with the Company’s growth plans.

On September 16, 2026, the Company regained compliance with Nasdaq’s minimum bid price listing rule. The Company previously received a Nasdaq notice dated May 4, 2026, advising that it failed to maintain the minimum $1.00 bid price requirement. From September 1, 2026 to September 15, 2026, the closing bid price of the Company’s Class A ordinary shares was at or above $1.00 for ten consecutive business days.

NOTE 32. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

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

The Company did not pay any dividend for the periods presented. As of June 30, 2025 and June 30, 2026, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

RECON TECHNOLOGY, LTD

PARENT COMPANY BALANCE SHEETS (UNAUDITED)

	June 30,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	US Dollars
ASSETS
Cash	¥58,938,178	¥11,953,256	$1,761,692
Short-term investments	3,599,211	—	—
Due from intercompany*	467,888,857	661,896,728	97,551,507
Other current assets	101,882,614	603,033	88,875
Total Current Assets	632,308,860	674,453,017	99,402,074

Investment in subsidiaries and VIEs	(162,651,169)	(106,583,828)	(15,708,512)
Total Assets	¥469,657,691	¥567,869,189	$83,693,562

LIABILITIES AND SHAREHOLDERS’ EQUITY
Other current liabilities	2,229,485	1,542,050	227,270
Total Current Liabilities	2,229,485	1,542,050	227,270

Warrant liability - non-current	688	—	—
Total Liabilities	¥2,230,173	¥1,542,050	$227,270

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A ordinary shares, $0.02 U.S. dollar par value, 2,500,000 shares authorized and $0.02 U.S. dollar par value, 15,000,000 shares authorized as of June 30, 2025 and June 30, 2026, respectively; 53,154 shares and 353,154 shares issued and outstanding as of June 30, 2025 and June 30, 2026, respectively**	101,548	142,646	21,023
Class B ordinary shares, $0.0001 U.S. dollar par value, 80,000,000 shares authorized and $0.0001 U.S. dollar par value, 200,000,000 shares authorized as of June 30, 2025 and June 30, 2026, respectively; 20,000,000 shares and 20,000,000 shares issued and outstanding as of June 30, 2025 and June 30, 2026, respectively	14,038	14,038	2,069
Additional paid-in capital	692,569,747	827,448,759	121,950,857
Accumulated deficit	(258,751,710)	(288,411,758)	(42,506,633)
Accumulated other comprehensive income	33,493,895	27,133,454	3,998,976
Total Shareholders’ Equity	467,427,518	566,327,139	83,466,292

Total Liabilities and Shareholders’ Equity	¥469,657,691	¥567,869,189	$83,693,562
*	Due from intercompany are eliminated upon consolidation.
**	Retrospectively restated for the 1-for-200 reverse stock split effective on August 18, 2026.

RECON TECHNOLOGY, LTD

PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (UNAUDITED)

	For the years ended June 30,
	2024	2025	2026	2026
	RMB	RMB	RMB	US Dollars
Revenue	¥—	¥—	¥—	$—
Cost of revenue	—	—	—	—

Gross profit	—	—	—	—

General and administrative expenses	44,012,602	27,947,713	31,152,145	4,591,258
Provision for credit losses	—	—	—	—
Loss from operations	(44,012,602)	(27,947,713)	(31,152,145)	(4,591,258)

Fair value changes of warrants liability	(933,995)	6,226	671	99
Other income	17,386,784	8,950,199	2,878,285	424,207

Equity in loss of subsidiaries, VIEs and VIEs’ subsidiaries	(22,311,446)	(23,597,266)	(1,386,859)	(204,398)

Net loss	¥(49,871,259)	¥(42,588,554)	¥(29,660,048)	$(4,371,350)

Foreign currency translation adjustment	2,009,476	(3,642,754)	(6,360,441)	(937,413)
Comprehensive loss attributable to the Company	¥(47,861,783)	¥(46,231,308)	¥(36,020,489)	$(5,308,763)

RECON TECHNOLOGY, LTD

PARENT COMPANY STATEMENTS OF CASH FLOWS (UNAUDITED)

	For the years ended June 30,
	2024	2025	2026	2026
	RMB	RMB	RMB	US Dollars

Cash flows from operating activities:
Net loss	¥(49,871,259)	¥(42,588,554)	¥(29,660,048)	$(4,371,350)
Adjustments to reconcile net cash flows from operating activities:
Changes in warrants liabilities	933,995	(6,226)	(671)	(99)
Amortization of offering cost of warrants	—	—	—	—
Provision for doubtful accounts	—	—	—	—
Restricted shares issued for management and employees	22,427,682	10,279,881	12,687,016	1,869,835
Accrued interest income from loans to third parties	(4,058,536)	(8,253,064)	—	—
Accrued interest income from short-term investment	(885,394)	(17,411)	—	—
Restricted shares issued for services	1,070,143	—	—	—
Expensing of deferred financing costs	—	—	2,190,469	322,835
Equity in earnings of subsidiaries and VIEs	22,311,446	23,597,266	1,386,859	204,398
Other current assets	3,743,536	(89,032)	88,158	12,992
Other current liabilities	(1,474,244)	(261,185)	(687,433)	(101,315)

Net cash used in operating activities	(5,802,631)	(17,338,325)	(13,995,650)	(2,062,704)

Cash flows from investing activities:
Investment in consolidated entity	—	—	(29,854,440)	(4,400,000)
Repayments from loans to third parties	75,987,831	100,000,000	93,770,082	13,820,000
Payments made for loans to third parties	(165,837,504)	(21,490,800)	—	—
Payments for short-term investments	(87,206,400)	(3,581,800)	—	—
Redemption of short-term investments	—	87,239,515	3,496,550	515,328
Due from intercompany, VIEs and VIEs’ subsidiaries	(84,211,565)	(92,151,863)	(194,007,871)	(28,593,222)

Net cash (used in) provided by investing activities	(261,267,638)	70,015,052	(126,595,679)	(18,657,894)

Cash flows from financing activities:
Proceeds from sale of common share, net of issuance costs	77,711,533	(2,529,724)	122,233,094	18,014,929
Redemption of warrants	(32,617,499)	—	—	—
Net cash (used in) provided by financing activities	45,094,034	(2,529,724)	122,233,094	18,014,929

Effect of exchange rate fluctuation on cash	2,302,664	(7,681,843)	(28,626,687)	(4,219,052)

Net increase (decrease) in cash	(219,673,571)	42,465,160	(46,984,922)	(6,924,721)

Cash, beginning of year	236,146,589	16,473,018	58,938,178	8,686,413

Cash, end of year	¥16,473,018	¥58,938,178	¥11,953,256	$1,761,692